Form 20-F
period 2022-03-31
NOMURA HOLDINGS INC
filed 2022-06-24
CIK 1163653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2022
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
As of March 31, 2022, 3,017,804,012
shares of Common Stock were outstanding, including 36,833,403 shares represented by 36,833,403 American Depositary Shares.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
See Item 5. “Operating and Financial Review—A. Operating Results—Other operating results—Selected Financial Data.”
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

(4)	Transition from U.S. Dollar LIBOR to alternative rate indices may adversely affect our business

(5)	Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

(6)	The consequences of Brexit may adversely affect our business on various fronts

2	The financial services industry faces intense competition

(1)	Competition with other financial firms and financial services by non-financial companies is increasing

(2)	Increased consolidation, business alliance and cooperation in the financial services industry mean increased competition for us

(3)	Our global business continues to face intense competition and may require further revisions to its business model

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

(1)	Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

(2)	There can be no assurance as to the accuracy of the information about our credit risk, or the sufficiency of the collateral we use in managing it

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

(1)	Legal liability may occur due to events such as market downturn and could adversely affect our business, financial condition and results of operations

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

(5)	Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences such as, administrative penalties or punitive fines.

16	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

17	System failure, information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business

18	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

•	Risks Related to Holding or Trading of our Shares and ADSs

19
Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of the Company’s common stock at a particular price on any particular trading day, or at all

20	Under Japan’s unit share system, holders of the Company’s shares constituting less than one unit are subject to transfer, voting and other restrictions

21	As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

22	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

23	The Company’s shareholders of record on a record date may not receive the dividend they anticipate

24
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
(1) The
COVID-19
pandemic has affected our business, clients and employees and this may continue in the future
The
COVID-19
pandemic that began in 2020, and governmental measures to prevent its spread, have significantly affected the operating environment, for example causing volatility in global equity prices, interest rates and elsewhere and a widening of credit spreads. Government responses to the pandemic, such as lockdowns on buildings and cities, or curfews or other restrictions on movement in areas affected by the pandemic, continue to occur. In response to such measures, we have implemented robust arrangements for our employees to work remotely. However, these measures may not be successful or sufficient, and may cause additional risks, such as challenges in supervision over employees working remotely or increased risk of cyberattacks. Additionally, new strains or variants may arise, leading governments to impose new or additional restrictions which may impact societal and economic functions and adversely affect our business, results of operations and financial condition. While the spread or impact of the disease may gradually subside as vaccination efforts progress, ongoing negative effects on markets, economic activity or the operating environment could further adversely affect our business, results of operations and financial condition.
(2) Natural disaster, terrorism, military dispute and infectious disease other than
COVID-19
could adversely affect our business
We have developed a contingency plan for addressing unexpected situations and conduct crisis management exercises including staff notification tests. We also developed a business resilience framework which includes an establishment of an emergency command center in the event of an actual disaster to account for the safety of our employees and their families. However, disaster, terrorism, military disputes or widespread infectious diseases afflicting our management and employees could exceed the assumptions of our plan and our framework, and could adversely affect our business. In addition, there is a possibility that unknown infectious diseases other than
COVID-19
pandemic may hinder the operational duties of our management and employees.
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
(4) Transition from U.S. Dollar LIBOR to alternative rate indices may adversely affect our business
The United Kingdom (“U.K.”) Financial Conduct Authority confirmed on March 5, 2021 that U.S. Dollar LIBOR settings will cease after June 30, 2023. All transaction agreements which refer to U.S. Dollar LIBOR and remain after its cessation are expected to be amended to refer alternative reference rates; or to be altered by adding fallback provisions that are agreed between the contracting parties in advance. These changes could require us to incur additional costs and subject us to risks associated with systematic reform, operational application and client disclosure, or adversely impact the pricing, volatility and liquidity of financial products including derivatives, bonds and loans which reference U.S. Dollar LIBOR. Therefore, our business, financial condition and results of operations could be materially and adversely affected and/or we could be subject to disputes, litigation or other actions with counterparties or relative participants.
(5) Extended market declines and decreases in market participants can reduce liquidity and lead to material losses
Extended market declines can reduce the level of market activity and the liquidity of the assets traded in those markets in which we operate. Market liquidity may also be affected by decreases in market participants that could occur, for example, if financial institutions scale back market-related businesses due to increasing regulation or other reasons. As a result, it may be difficult for us to sell, hedge or value such assets held. Also, in the event that a market fails in pricing such assets, it will be difficult to estimate their value. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to

Over-The-Counter
(“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market may become unable to price financial instruments held by us, this could lead to unanticipated losses.
(6) The consequences of Brexit may adversely affect our business on various fronts
On January 31, 2020, the U.K. withdrew from the European Union (“EU”) under the Withdrawal Agreement between the U.K. and the EU (“Brexit”), followed by a 12 month transition period during which the rules and regulations of the EU continued to apply to the U.K. up to December 31, 2020. Although the U.K. and EU entered a trade and cooperation agreement governing their new relationship, such agreement does not comprehensively address the financial industry, and there continues to be uncertainty as to the longer term consequences that Brexit may have on our business. Prior to Brexit, we conducted business in Europe primarily through Nomura International plc, our broker-dealer arm established in London, as our regional hub; but following the end of the transition period, we moved to a structure that provides client-facing services and other services centered on Nomura Financial Products Europe GmbH, our licensed broker-dealer in Germany. Although we have taken various measures to manage the risks associated with Brexit and to mitigate the impacts of uncertainty in the market as a whole, further developments including further adjustments to the operating boundaries between the U.K. and EU may adversely affect our business, results of operations and financial condition.

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
(1) Competition with other financial firms and financial services by non-financial companies is increasing
Since the late 1990s, the financial services sector in Japan has undergone deregulation. Banks and certain other financial institutions became able to enter into the securities brokerage business in 2004 and firewalls between commercial banks and securities firms were deregulated in 2009, increasing the ability of securities firms with affiliated commercial banks to cooperate more closely them. As a result, securities subsidiaries of commercial banks and non-Japanese
firms with increased competitiveness have been affecting our market shares in the sales and trading, investment banking and retail businesses. In recent years, competition has intensified beyond the traditional financial sector based on the increasing digitalization of the industry, not only with the rise of online securities firms but also FinTech companies and the entry of non-financial
companies into the financial services sector. In order to address such changes in the competitive landscape, we have already begun various efforts to these changes in the competitive environment. However, these measures may not be successful in growing or maintaining our market share in this increasingly fierce competitive environment, and we may lose business or transactions to our competitors, harming our business and results of operations.
(2) Increased consolidation, business alliance and cooperation in the financial services industry mean increased competition for us
There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based large financial services groups have established or acquired broker-dealers or have consolidated with other financial institutions. These large financial services groups have developed business linkage within their respective groups in order to provide comprehensive financial services to clients, offering a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, the financial services industry has seen collaboration beyond the borders of businesses and industries, such as alliances between commercial banks and securities companies outside of framework of existing corporate groups and recent alliances with non-financial
companies including emerging companies. Our competitiveness may be adversely affected if our competitors are able to expand their businesses and improve their profitability through such business alliances.
(3) Our global business continues to face intense competition and may require further revisions to its business model
We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese
markets, including the U.S., Europe and Asia. Despite our efforts facing competition, we recognized an impairment loss on goodwill attributable to previous overseas acquisitions of ¥81,372 million in the fiscal year ended March 31, 2019. Since April 2019, we have been working to rebuild our global business platform, under which we aim to transform our business portfolio and pivot towards client businesses and growth areas, which we believe has been successful. In order to support further development of our international operations, Nomura continues to grow its business organically and inorganically such as acquisition of Greentech Capital Advisors in 2020. We will continue to review our entire business portfolio while looking at the competitive environment, and intend to implement our strategies in consideration of potential risks. However, the risk remains that we may be required to incur greater expenses than expected, or to commit greater financial, management and other resources to the strategies than expected, which could adversely affect our business and results of operations. Moreover, the assumptions and expectations upon which the strategies are based may not be correct, which could lead to us realizing fewer benefits than expected or could even harm our business and results of operations overall. Furthermore, to the extent we reduce compensation or headcount as part of this strategy, our ability to attract and retain the employees needed to successfully run our businesses could be adversely affected. We may also be unsuccessful in designing a streamlined management structure, which could harm our ability to properly control or supervise our many businesses across the world.

3.	Event risk may cause losses in our trading and investment assets as well as market and liquidity risk
Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made
disasters, epidemics, acts of terrorism, armed conflicts or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the Great East Japan Earthquake in March 2011, the increasing tensions on Korean Peninsula following North Korean nuclear tests in 2017, sudden and unexpected developments in global trade or security policies such as tensions between the United States and China since 2018, the
COVID-19
pandemic in 2020, and the invasion of Ukraine by the Russian Federation in 2022, but also more specifically the following types of events that could cause losses in our trading and investment assets:

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
Increasing attention to the management of Environmental, Social and Governance (“ESG”) factors in the business makes it imperative that we continue to develop policies and capabilities in these areas, and that we position ourselves in a positive light to interested stakeholders including our shareholders, clients and society at large. Amid rapidly changing circumstances around ESG, lack of sufficient focus on ESG considerations may not only impede our ability to build a sustainable business model, but may also adversely affect our reputation, results of operations and financial condition. Reputational risks also include the risk associated with over-stating our credentials, or not delivering on commitments made (also known as “greenwashing”).
We consider climate change one of the most important global challenges facing society. The direct impact of climate change, and the resulting changes in the business environment could cause us to incur losses. Climate risks are widely recognized to have two aspects – physical and transition risks. Physical risk refers to the risk of loss or damage driven by extreme weather events, such as hurricane, flood, drought, heatwave or frost, or from the longer term shifts in climate patterns and rising sea levels. Transition risk is the risk associated with the transition to a low-carbon
economy, and could result from changing government policies, technologies or changes to consumer demand.

•	Risks Relating to Our Businesses

5.	Our business may incur losses due to various factors in the conduct of its operations.
(1) We may incur significant losses from our trading and investment activities
We maintain trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including securities, derivatives transactions with equity, interest rate, currency, credit and other underliers, as well as loans, and reverse repurchase agreements. Fluctuations in the markets where these assets are traded can adversely affect the value of our positions, in these assets, with downturns potentially negatively affecting long positions and upturns potentially negatively affecting short positions. Although we continue to mitigate these position risks with a variety of hedging techniques, we may also incur losses if the value of these assets fluctuates or if the financial system is overly stressed and the markets move in a way we have not anticipated.
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
For example, in March 2021, following the default of a U.S. prime brokerage client in respect of a margin call, we issued a close-out
event notice to such client, and proceeded to wind down positions held as hedges for transactions with the client, leading us to recognize significant trading losses on the unwinding of the underlying positions and a provision for expected credit losses to reflect a shortfall in the value of securities pledged by the client as collateral against financing provided to it. We refer to this event and the losses caused as the “U.S. Prime Brokerage Event.” See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
” for further information on the nature of this event. Despite our actions in response to the U.S. Prime Brokerage Event, including to improve our risk management activities, our business model necessarily involves significant trading activity, and we may record significant losses as a result of such trading activity again in the future.
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

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. Following the U.S. Prime Brokerage Event, multiple ratings agencies downgraded their outlook with regards to our ratings, which, if not resolved positively, may lead to downgrades in our ratings. See also “
—Risks Relating to Our Financial Position—Liquidity risk could impair our ability to fund operations and jeopardize our financial condition—(3) Lowering of our credit ratings could impact our funding
”.
(2) Holding large and concentrated positions of securities and other assets may expose us to large losses
We regularly hold large and concentrated positions of certain securities in our businesses such as market-making, block trading, underwriting, asset securitization, prime brokerage, acquiring newly-issued convertible debt securities through third-party allotment or providing business solutions to meet clients’ needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. Fluctuations in the prices of these securities can significantly affect the prices at which we are able to liquidate them when needed, resulting in the recording of significant trading losses, such as occurred in connection with the U.S. Prime Brokerage Event. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
” for further information on the nature of this event. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur losses due to market fluctuations on asset-backed securities such as residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”).
(3) Our hedging strategies may not prevent losses
We use a variety of financial instruments and strategies to hedge our exposure to financial risks arising from the financial instruments we enter into for proprietary purposes or for our clients. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking a position in another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments. Moreover, not all hedging strategies are effective against all kinds of risk, and certain strategies may, if the risk is not otherwise appropriately managed, increase our risk. For example, many of the transactions leading to the U.S. Prime Brokerage Event entailed providing the client with “total return swap” derivative exposure to certain equities. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
” for further information on the nature of this event. In order to hedge the “total return” payments we were obligated to make to the client, we held cash positions in the underlying equities. However, this specific hedging strategy was not intended to hedge the risk of a default by the client and the potential need to liquidate the underlying positions in a volatile market environment. When such risk was realized, our hedging strategy of holding the underlying securities meant that we were exposed to such market fluctuations, contributing to the losses we recognized.
(4) Our risk management policies and procedures may not be fully effective in managing risks
Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical market data, the future movements in the financial markets may not be the same as was observed in the past. As a result, we may suffer large losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date
or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately. Moreover, regardless of how well policies and procedures are designed, they must be properly implemented and followed in order to be effective, which may not always occur despite our diligent efforts. Further, potential weaknesses in our organization structures and governance frameworks may lead to misunderstanding over roles and responsibilities.
For example, with respect to the U.S. Prime Brokerage Event, we suffered significant losses through exposures to the client’s counterparty risk and market risks relating to the securities underlying the prime brokerage transactions with the client. We have reviewed and are in the process of completing a number of actions to comprehensively review, revise and strengthen our risk management policies and procedures and the implementation thereof. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
” for further information on the nature and status of these review procedures. Such actions remain ongoing, however, and when completed, may not be sufficient to prevent similar exposure to such risks in the future, including to identify and rectify potential shortcomings, whether within the same business or among our many other business units, impairing the ability of such policies and procedures to prevent future losses.
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
(6) Our brokerage and asset management revenues may decline
A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management and investment management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the market value of their portfolios. A market downturn that reduces the market value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from these businesses. Also, any changes in our clients’ investment preference on their asset portfolios, including shifting investment assets to stable assets such as deposits and/or passive funds, which bring us relatively low fee revenue, may reduce our revenue as well.
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
For example, net revenue from our investment banking activities declined during the year ended March 31, 2020 compared to the year ended March 31, 2019 primarily due to a market downturn from February 2020 as a result of the
COVID-19
pandemic. While our investment banking net revenues have increased during the years ended March 31, 2021 and 2022, M&A activities and other investment banking activities are expected to continue to be negatively impacted by the pandemic for the foreseeable future.
(8) Our electronic trading business revenues may decline
Electronic trading is essential for our business in order to execute trades faster with fewer resources. Utilizing these systems allows us to provide an efficient execution platform and on-line
content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer
spreads is directly correlated with the number and size of the transactions in which we participate. Competition in electronic trading is intense and the introduction of highly discounted or no-commission
trades at competitors has and will continue to exert pressure on our electronic and traditional trading revenue. Moreover, such revenue would decrease if there are financial market or economic changes that would cause our clients to trade less frequently or in a smaller amounts. Even if trade volumes increase due to the convenience of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in developing technologies to provide an efficient trading platform, however, we may fail to maximize returns on these investments due to this increased pressure on lowering margins.

6.	We may be exposed to losses when third parties do not perform their obligations to us
Our counterparties are from time to time indebted or otherwise owe certain obligations (such as with regards to the posting of collateral) to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivative transactions. We may incur material losses when our counterparties default or fail to perform on their obligations to us due to their filing for bankruptcy, a deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, repudiation of the transaction or for other reasons. The U.S. Prime Brokerage Event, during which a U.S. prime brokerage client defaulted on obligations to us to post additional margin in respect of trading activities as well as to repay amounts lent against collateral held by us, is an example. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
” for further information on the nature of this event. Although we establish and maintain allowances for credit losses, such allowances reflect management judgments and assumptions based on information available to us, which may provide incorrect or incomplete, and these judgments and assumptions may prove to be incorrect, potentially significantly so.
Credit risk may also arise from:

•	holding securities issued by third parties, or

•
the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to non-delivery
by the counterparty of Nomura, such as financial institutions and hedge funds, or to systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

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

(2) There can be no assurance as to the accuracy of the information about our credit risk, or the sufficiency of the collateral we use in managing it
We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that we do not detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty, or to accurately manage and assess such information internally. For example, our credit risk assessments with respect to the client whose default led to the U.S. Prime Brokerage Event did not reflect the full extent of the client’s relevant trading activity. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral if sudden declines in market values reduce the value of our collateral, as was the case with loans extended to the prime brokerage client leading in part to the U.S. Prime Brokerage Event. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
” for further information on the nature of this event.
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

7.	We are a holding company and depend on payments from our subsidiaries
We are a holding company and heavily depend on dividends, distributions and other payments from our subsidiaries to make payments on our obligations. Regulatory and other legal restrictions, such as those under the Companies Act, may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, our main broker-dealer subsidiaries, are subject to regulatory capital requirements and changes in such regulatory capital requirements and the required level could limit the transfer of funds to us. While we monitor and manage the transfer of funds among Nomura Group on the basis of the relevant laws and regulations on a daily basis, these laws and regulations may hinder our ability to access funds needed to make payments on our obligations.

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

In addition to the above, our ability to borrow in the debt capital markets could also be adversely impacted by factors that are not specific to us, such as increases in market interest rates, reductions in banks’ lending capacity, a severe disruption of the financial and credit markets, negative views about the general prospects for the investment banking, brokerage or financial services industries, or negative market perceptions of Japan’s financial soundness.
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
(3) Lowering of our credit ratings could impact our funding
Our funding depends significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. For example, following the U.S. Prime Brokerage Event, in March 2021, Fitch Ratings, Inc. placed our credit ratings on negative watch and Moody’s Investors Service, Inc. changed the outlook on our credit ratings to negative, which may lead either agency to downgrade our credit ratings in the future. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
” for further information on the nature of this event. Future downgrades could increase our funding costs and limit our funding. This, in turn, could adversely affect our result of operations and our financial condition. In addition, other factors which are not specific to us may impact our funding, such as negative market perceptions of Japan’s financial soundness.

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
We always face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of non-public
information relating to us or our clients, such as insider trading improper transmission of such information and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

For example, on March 5, 2019, a researcher at Nomura Research Institute, Ltd. (“NRI”), our equity-method affiliate, revealed information that there was a high possibility that the standard for designating the top market of the Tokyo Stock Exchange (the “TSE”) would fall to ¥25 billion, which had been under review at the TSE, to a chief strategist (the “NSC Strategist”) in the research division of NSC. The researcher at NRI was a member of the Advisory Group to Review the TSE Equity Market Structure and received this information in such capacity. On the same day and the next day, the NSC Strategist communicated the information to certain people including members of Japanese stock sales team of NSC and Nomura International (Hong Kong) Limited, some of whom provided the information to their institutional investor clients. Although the provision of the information did not represent a violation of law, they were inappropriate conducts and impaired the implicit trust placed in us and our employees by other market participants. Following a special internal investigation conducted by external experts, on May 24, 2019, we announced a remediation plan and the reduction of compensation of certain of our executives and those of NSC. On May 28, 2019, the FSA issued a business improvement order to us and to NSC, requiring us to clarify responsibility for this incident, develop and submit a detailed improvement plan, and report periodically on the implementation and effectiveness of measures for improvement, and on August 28, 2019, a fine of ¥10 million was imposed by Tokyo Stock Exchange, Inc. as a penalty.
Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day
business operations, such fraud or any other misconduct may be difficult to prevent or detect, and our future reputation and financial condition could be adversely affected, which could result in serious reputational or financial damage to us in the future.
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
(1) Legal liability may occur due to events such as market downturn and could adversely affect our business, financial condition and results of operations
During a prolonged market downturn or upon the occurrence of an event that adversely affects the market, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. For example, during the fiscal year ended March 2022, approximately ¥62.0 billion related to legacy transactions in the U.S. from before the global financial crisis (2007 – 2008) was recognized including legal expenses as well as certain transactions intended to mitigate future losses. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.
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
—
Regulation
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
(5) Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences such as, administrative penalties or punitive fines.
In recent years, financial crimes have become more sophisticated, complex, and diverse. As the world faces growing threats of war, terrorism, and cyberattacks, it is highly important to counter the financing of crimes and terrorism. Financial institutions around the world are expected to take strong measures to combat money laundering and terrorist financing. Despite our efforts to improve our anti-money laundering and counter-terrorism financing measures, which we have implemented consistently across Nomura Group in accordance with the Recommendations provided by the Financial Action Task Force (FATF) and the FSA’s “Guidelines on Anti-Money Laundering and Terrorist Financing”, there remains a risk that such measures will not be fully effective in preventing or detecting all violations in a timely manner. As a consequence, we could be subject to administrative penalties or punitive fines. See “
15.Our business is subject to substantial legal, regulatory and reputational risks—(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses
” for further information regarding regulatory actions and other legal proceedings as well as consequences thereof.

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

18.	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel
Nomura believe that our people are our greatest asset and we implement various talent management initiatives in a comprehensive manner. Any failure to hire, retain, and develop qualified personnel may materially and adversely affect our business, financial condition and results of operations. There is significant competition for such personnel, based on factors such as compensation, the working environment, training and benefits available to employees and our reputation as an employer. Spending on our human resource initiatives may harm our profitability. Moreover, developing our human resources and instilling in them a uniform corporate culture is a continuous, intensive process, and we may not be successful in doing so.

•	Risks Related to Holding or Trading of our Shares and ADSs

19.
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

20.	Under Japan’s unit share system, holders of the Company’s shares constituting less than one unit are subject to transfer, voting and other restrictions
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

21.	As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights
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

22.	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions
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

23.	The Company’s shareholders of record on a record date may not receive the dividend they anticipate
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

24.
It may not be possible for investors to secure personal jurisdiction within the U.S. over the Company or the Company’s directors or executive officers, or to enforce against the Company or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S.

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
Our business consists of Retail, Investment Management, and Wholesale, which are described in further detail below. See also Note 21 “
Segment and geographic information
” in our consolidated financial statements included in this annual report.
Corporate Goals and Principles
① Fundamental Management Policy
In Fundamental Management Policy formulated by the Board of Directors, our company has set the following Management Vision and Basic Vision of Group Management.
Fundamental Management Policy of Nomura Holdings, Inc.

(Management Vision)
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
(Basic Vision of Group Management)
(1) Nomura Group will establish its modernized growth model by itself through realizing expansion of its business in new domains. Nomura Group will also establish earning structure not subject to market condition with proper cost control and risk management.
(2) Nomura Group will aim to serve its customers at the highest level in every investment, by paying thorough attention to the needs of its customers and the market and by providing its customers with highly value-added solutions in financial and capital markets.
(3) Nomura Group will emphasize compliance with applicable laws and regulations and proper corporate behavior to carry out compliance and conduct risk management in daily business operations. Each company of Nomura Group shall respect customers’ interests and comply with applicable laws and regulations relating to the business.
(4) Nomura Group seeks to ensure effective management oversight and increase management transparency.
(5) Nomura Group will contribute to expanding securities markets through daily business and continuously engage in educational activities regarding investment in order to broaden participation in the securities market.
We have established the following management vision based on the management goals.
② Management Vision
Our diverse businesses rely on the trust of our clients and all stakeholders. We recognize that raising our corporate value and ensuring sustainable growth of society as a whole are closely linked together. This is why our management vision is to achieve sustainable growth by helping resolve social issues.

Our Business Divisions
Retail
In our Retail Division, we conduct business activities by delivering a wide range of financial products and high quality investment services mainly for individuals and corporations in Japan primarily through a network of nationwide branches of NSC. The total number of local branches, including our head office, was 119 as of the end of March 2022. We offer investment consultation services to meet the medium and long-term needs of our clients. We discuss retail client assets in “
Retail Client Assets
” under Item 5.A of this annual report.
We will strengthen our operating model to provide solutions and services that enable us further flexible approaches to the entire balance sheet of our clients.
Investment Management
Our Investment Management Division is responsible for expanding product offerings and improving our services to meet the diversifying investment needs of our clients in the broad asset management business. By combining our expertise in traditional assets such as stocks and bonds to alternative assets such as private equity, we provide added value and offer advanced services and solutions to meet the diverse needs of our clients. Within the Investment Management Division, Nomura Asset Management Co., Ltd. (NAM) and many of our other investment and asset management companies maintain their independence while driving progress within the asset management industry, increasing collaboration within the division, and leveraging our comprehensive capabilities elsewhere in the Nomura Group.
We are committed to providing high-quality investment strategies, products and services to a wide range of investors. Along with delivering investment trusts for individual investors through financial institutions in Japan, we provide various investment solutions, both in public and private market asset classes, to pension funds, institutional investors, and financial intermediaries globally.
Our revenues are mainly from asset management fees we receive from our clients or funds we manage. Typically, our asset management fees are based on fixed annual rates calculated based on the amount of assets under our management. Also, we occasionally receive success or performance-linked fees depending on the investment performance we deliver to our clients. We also seek to generate investment gains through our own investments. We often co-invest
in private market funds we manage alongside external investors to demonstrate our commitment in the underlying investment strategies of those funds.
In 2016, we acquired a
non-controlling
economic interest in American Century Investments (“ACI”), an independent investment management firm based in the U.S. and announced a strategic partnership with ACI. We seek to deepen our strategic alliance from a “complementary” relationship to an “integrated” one as we continue to work together to further serve our clients. We include investment gains and losses from our investment in ACI as part of our Investment Management Division’s revenue.
Wholesale
Our Wholesale Division consists of two businesses, Global Markets, which is engaged in the trading, sales and structuring of financial products, and Investment Banking which is engaged in financing and advisory businesses.
Global Markets
Global Markets provides sales, trading, agency execution, and market-making of fixed income and equity-related products.

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
Our global equity-related products include equity securities, Exchange Traded Funds (“ETFs”), convertible securities, listed and OTC equity derivatives, and prime services. In addition, we offer execution services based on cutting-edge electronic trading technology to help clients navigate through the complex market structure and achieve best execution. In order to provide extensive market access to our clients, we are also a member of various exchanges around the world, with leading positions on the Tokyo Stock Exchange.
These product offerings are supported by electronic/digital technology, and our global structuring and quants function which provide tailored ideas and trading strategies for our institutional and corporate clients as well as our retail franchise.
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
Our Research Activities
We have an extensive network of intellectual capital with key research offices in Tokyo, Hong Kong and other major markets in the Asia-Pacific region, as well as in London and New York. We are recognized as a leading content provider with an integrated global approach to providing capital markets research. Our analysts collaborate closely across regions and disciplines to track changes and spot future trends in politics, economics, foreign exchange, interest rates, equities, and credit, and also provide quantitative analysis.
Our Information Technology
We believe that information technology is one of the key success factors for our overall business and intend to maintain and enhance our solid technology platform to ensure that we are able to fulfill and exceed the various needs of our clients. Accordingly, we will continue to invest, enhance and adapt our technology platform to ensure it remains suitable for each division and proactively seek and implement innovative financial technology to improve the operations of our business.

In our Retail Division, we continually invest and enhance our core system and related systems to improve efficiency in our business operations. We are also continuously working on improving our internet-based and smartphone platforms.
In our Investment Management Division, we continue to invest and enhance our technology platforms related to our core businesses leveraging third-party services to improve our capabilities and efficiency. We are also continuously working on digital marketing to expand business opportunities, and utilizing advanced technology to automate and sophisticate operations for investment management.
In our Wholesale Division, we continually invest and enhance our technology platforms to provide better risk management, improved data governance and also to increase trading capabilities through platforms allowing direct market access and algorithmic trading. In order to ensure the support level of our Wholesale operations, we will continue to maintain utilization of our offshore service entities in India and enhance our regional support based capabilities.
Furthermore, our digital transformation efforts are directly linked to the competitiveness of financial institutions in the future, and we will continue to promote a wide range of initiatives based on our strategy in order to provide highly convenient services to our clients and respond to diversifying needs. We also believe that our people are the source of added value created by the Nomura Group even in a world where digitization and digitalization are advanced. We will continue to strengthen the development of our human resources with the qualities required for the upcoming era, such as consulting capabilities that make full use of both face-to-face
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
Regulation
Japan
Regulation of the Securities Industry and Securities Companies
. Pursuant to the Financial Instruments and Exchange Act (“FIEA”), the Prime Minister of Japan has the authority to supervise and regulate the securities industry and securities companies, and delegates its authority to the Commissioner of the FSA. The Company, as a holding company of a securities company, as well as subsidiaries such as NSC and Nomura Financial Products & Services, Inc. (“NFPS”), are subject to such supervision and regulation by the FSA. The Commissioner of the FSA delegates certain authority to the Director General of Local Finance Bureaus to inspect local securities companies and branches. Furthermore, the Securities and Exchange Surveillance Commission, an external agency of the FSA which is independent from the Agency’s other bureaus, is vested with authority to conduct day-to-day
monitoring of the securities markets and to investigate irregular activities that hinder the fair trading of securities, including inspection of securities companies. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of the securities industry.
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
Overseas
Our overseas offices and subsidiaries are also subject to various laws, rules and regulations applicable in the countries where they conduct their operations, including, but not limited to those promulgated and enforced by the Securities and Exchange Commission (“SEC”), the Commodity Futures Trading Commission (“CFTC”), the U.S. Treasury, the New York Stock Exchange, the Chicago Mercantile Exchange and other exchanges and/or clearinghouses, the Financial Industry Regulatory Authority (“FINRA”) (a self-regulatory organization (“SRO”) for the U.S. securities industry), the National Futures Association (“NFA”) (an SRO for the U.S. derivatives industry) in the U.S.; by the Prudential Regulation Authority (“U.K. PRA”) and the Financial Conduct Authority (“U.K. FCA”) in the U.K; and by a number of EU regulators including Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin), Autorité de Contrôle Prudentiel et de Résolution (ACPR) and Autorité des Marches Financiers (AMF). We are also subject to international money laundering and related regulations in various countries. For example, the USA PATRIOT Act of 2001 contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations and creating crimes and penalties. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could materially and adversely affect us.
Regulation in the United States
In the U.S., the SEC is the federal agency responsible for the administration of the federal securities laws, and the CFTC is the federal agency responsible for the administration of laws relating to commodity futures, commodity options and swaps industry. In addition, FINRA and the NFA are SROs that are actively involved in the regulation of financial services businesses (securities businesses in the case of FINRA and commodities/futures businesses in the case of the NFA). In addition to federal regulation, we are subject to state securities regulations in each state and U.S. territory in which we conduct securities or investment advisory activities. The SEC, FINRA, CFTC, NFA and state securities regulators conduct periodic examinations of broker-dealers, investment advisors, futures commission merchants (“FCMs”), swap dealers and security-based swap (“SBS”) dealers (“SBS dealers”). Financial services businesses are also subject to regulation and examination by state securities regulators and, in some cases, investigations and reviews by attorneys general in those states in which they do business. In addition, broker-dealers, investment advisors, FCMs, swap dealers and SBS dealers must also comply with the rules and regulation of clearing houses, exchanges, swap execution facilities and trading platforms of which they are a member.
Broker-dealers are subject to SEC, FINRA and state securities regulations that cover all aspects of the securities business, including sales and trading methods, publication of research reports, trade practices, among broker-dealers, risk management, use and safekeeping of customers’ funds and securities, capital structure and requirements, anti-money laundering efforts, recordkeeping and the conduct of broker-dealer personnel including officers and employees.
Our U.S. subsidiaries Nomura Securities International, Inc. (“NSI”) and Instinet, LLC (“ILLC”) are registered as broker-dealers with the SEC. U.S. subsidiary Nomura Global Financial Products Inc. (“NGFP”) is an “OTC derivatives dealer,” which is a class of broker-dealer exempt from certain broker-dealer requirements, including membership in an SRO, regular broker-dealer margin rules and application of the Securities Investor Protection Act of 1970, but are subject to special requirements, including limitations on the scope of their securities activities, specified internal risk management control systems, recordkeeping obligations and reporting responsibilities. OTC derivatives dealers are also subject to alternative net capital treatment.
Registered investment advisors are subject to, among other requirements, SEC regulations concerning marketing, transactions with affiliates, custody of client assets, disclosures to clients, conflict of interest, insider trading and recordkeeping. Investment advisors that are also registered as commodity trading advisors or commodity pool operators are also subject to regulation by the CFTC and the NFA. Certain of our subsidiaries, including NSI as well as Nomura Asset Management Co., Ltd., Nomura Asset Management U.S.A. Inc. and other asset management subsidiaries, are registered as investment advisors with the SEC.
FCMs, introducing brokers and swap dealers that engage in commodity options, futures or swap transactions are subject to regulation by the CFTC and the NFA. CFTC rules require registration of swap dealers, mandatory clearing and execution of certain default swaps through regulated clearing houses and execution facilities, real-time public reporting and adherence to business conduct standards for all in-scope
swaps. A number of these requirements, particularly those regarding recordkeeping and reporting, also apply to transactions that do not involve a registered swap dealer. CFTC rules establishing capital requirements for swap dealers that are not subject to the capital rules of a prudential regulator, such as the FRB, became effective in October 2021. The CFTC has also adopted financial reporting requirements for covered swap entities and amended existing capital rules for CFTC-registered FCMs to provide explicit capital requirements for proprietary positions in swaps and security-based swaps that are not cleared by a clearing organization. Swap dealers that are not subject to the jurisdiction of a Prudential Regulator are subject to the margin rules issued by the CFTC (which covers non-bank
swap dealers, such as our subsidiaries). The rules for variation margin have become effective, and those for initial margin are in the process of being phased in through September 2022, depending on certain activity levels of the swap dealer and the relevant counterparty. Inter-affiliate transactions under the CFTC margin rules are generally exempt from initial margin requirements under certain conditions. NSI is registered as an FCM with the CFTC. NGFP and Nomura International plc, a U.K. subsidiary, are registered as swap dealers with the CFTC. ILLC is registered as an introducing broker with the CFTC.
SEC rules constituting its SBS regulatory regime, which set registration and other compliance dates for SBS dealers and major SBS participants, generally came into effect by November 1, 2021. Under these rules, SBS dealers are subject to regulation by the SEC, including (i) capital, margin and segregation requirements; (ii) recordkeeping, financial reporting and notification requirements; (iii) business conduct standards; (iv) regulatory and public trade reporting; and (v) the application of risk mitigation techniques to uncleared portfolios of SBSs. In the fourth quarter of 2021, certain of our subsidiaries registered with the SEC as SBS dealers and became subject to the SEC’s regulations regarding SBSs. NGFP is registered as an SBS dealer with the SEC, and Nomura International plc is registered as an SBS dealer with the SEC.
The CFTC and the SEC have adopted rules relating to cross-border regulation of swaps, SBSs, business conduct and registration requirements. The CFTC and the SEC have entered into agreements with certain
non-U.S.
regulators regarding the cross-border regulation of derivatives and the mutual recognition of certain cross-border execution facilities and certain clearing houses, and have approved substituted compliance with certain
non-U.S.
regulations related to certain business conduct requirements and margin rules.
Additional legislation or rules promulgated by the SEC, FINRA, CFTC, NFA, other SROs and state securities regulators, or changes in such legislation or rules or in the interpretation or enforcement of existing legislation or rules may directly affect our operations and profitability. The SEC, CFTC, FINRA, NFA, state securities regulators and state attorneys general may conduct administrative proceedings or initiate civil litigation that can result in adverse consequences for us, our subsidiaries and our and their respective officers and employees (including, without limitation, injunctions, censures, fines, suspensions, directives that impact business operations (including proposed expansions), membership expulsions, or revocations of licenses and registrations).
Further, The Foreign Account Tax Compliance Act (“FATCA”), which was enacted in 2010, requires foreign financial institutions (“FFIs”) to report to the U.S. Internal Revenue Service information about financial accounts held by U.S. taxpayers, or by foreign entities in which U.S. taxpayers hold a substantial ownership interest. As a result, Nomura is subject to certain reporting requirements consistent with a mutual agreement between Japanese governmental authorities and the U.S. Treasury Department.

Proposed Changes to U.S. Regulation
In 2016, the SEC adopted Rule 613 to create a consolidated audit trail (“CAT”) intended to allow regulators to track all activity throughout the U.S. markets in National Markets Systems securities. Following system development and implementation, the CAT is now live, and the final phased on compliance periods will end in mid-2022.
In June 2016, the SEC approved amendments to FINRA Rule 4210, which require FINRA member broker-dealers to set risk limits on each counterparty transacting in specified forward-settling agency mortgage-backed securities (“covered agency transactions”) as of December 2016, and to collect variation margin and/or maintenance margin from certain counterparties transacting in covered agency transactions as of June 2018. A failure to collect required margin in a timely manner (T+1) results in an obligation for the FINRA member broker-dealer to take a capital charge, and ultimately (T+5) to liquidate the customer’s position in order to satisfy the margin deficiency. The effectiveness of the Rule 4210 margin requirements has been delayed a number of times. Most recently, FINRA published a notice of filing of proposed changes to the margin rule on February 25, 2022, delaying the date of effectiveness to October 26, 2022.
In January 2021, CFTC adopted rules that limit the size of positions in physical commodity derivatives that can be held by any entity, or any group of affiliates or other parties trading under common ownership or control, or trading in coordination with each other. Swap dealers may currently claim an exemption from the position limits for the bona fide hedging of swap-related risks, but this exemption will be eliminated in 2023. The CFTC position limits apply to futures on specified physical commodities and options on such futures, and these limits apply to both physically and cash settled positions. In addition, in 2023, the position limit rules will become applicable to swaps that are economically equivalent to such futures and options. The position limit rules initially impose limits in the spot month only (i.e., during the delivery period for the physical commodities, which is typically a period of several days). CFTC spot and non-
spot month limits will continue to apply to futures on certain legacy agricultural commodities, and it is possible that non-spot
month limits will at some point be adopted for futures and swaps on other physical commodities.
In November 2021, the SEC published proposed Exchange Act Rule
10c-1,
which would require lenders of securities to provide the material terms of securities lending transactions to a registered national securities association, such as the Financial Industry Regulatory Authority. The registered national securities association would then make the material terms of the securities lending transaction available to the public.
In December 2021, the SEC proposed rules to prevent fraud, manipulation and deception in connection with security-based swaps, to prevent undue influence over the chief compliance officer (CCO) of SBS dealers and major SBS swap participants, and to require any person with a large security-based swap position to publicly report certain information related to the position.
Regulation in the U.K. and Europe
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
Subsequent to the finalization of work on the CRRII package in October 2021 the EU introduced a first draft of proposals to introduce a “CRRIII/CRDVI” package of reforms to implement all outstanding elements of the Basel III framework including changes to the calculations for Operational Risk, CVA, Credit Risk, FRTB capital requirements and the introduction of an output floor to modelled calculations. The draft rules also include proposals to strengthen the resilience of the banking sector to environmental, social and governance (“ESG”) risks and to enhance the strength of supervision within the EU to better protect financial stability. The proposals are proposed for implementation in Jan 2025.
Since Brexit, the CRR and subsequent amendments are no longer applicable in the U.K. HMT and the PRA have published updated rules for implementation of similar reforms to the CRRII in the U.K. which were implemented from Jan 2022. Subsequent to this, HMT and the PRA will also consult towards the end of 2022 on implementing the final elements of the Basel III framework equivalent to those in the EU CRRIII package with a proposed implementation date of Jan 2025.
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
EU Member States were required to transpose the quick fix amendments into their national frameworks by November 28, 2021 and apply them by February 28, 2022. Alongside this on November 25, 2021, the EU Commission published its legislative proposal for a review of MiFID II/MiFIR. Key proposals include refinements to the scope of the Securities Trading and Derivatives Trading Obligations, adjustments to the transparency regime and reporting requirements and considerations around establishment of a Consolidated Tape. Since Brexit, these amendments will not be applicable in the U.K. and the FCA has consulted on proposed changes to the conduct and organizational rules under in the U.K. MiFID, specifically relating to research and best execution reporting. On November 30, 2021 the FCA published the Policy Statement (“PS”) on changes to U.K. MiFID’s conduct and organizational requirements. The PS sets out changes to best execution reporting requirements and research inducement rules. Effective from December 1 2021, U.K. firms are no longer required to produce best execution reports. In addition, from March 1, 2022, asset managers and research firms will be able to exercise the options on exempting inducement rules on research. This means U.K. firms will be able to provide research on FICC instruments to clients without it being subject to un-bundling.
On July 1, 2021 the U.K. HMT launched a Wholesale Market Review Consultation. The consultation is part of the Government’s commitment to improving the competitiveness of the U.K. as a hub for capital markets, and is a central part of the Government’s post-Brexit strategy for financial services. It has a wide ranging focus, including the regulatory framework for trading venues, systematic internalizers, market data, and fixed income, equity, derivative and commodity markets. It proposes a number of amendments to the U.K.’s onshored MiFID regime and asks for industry input on a range of other topics.
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
Following the announcement made by BCBS and the International Organization of Securities Commissions (‘IOSCO’) on April 3, 2020 to defer by one year, the deadline for completing the final two implementation phases of the bilateral margin requirements, the European Supervisory Authorities (ESMA, EBA and the European Insurance and Occupational Pensions Authority) have published joint draft Regulatory Technical Standards to amend the Delegated Regulation on the risk mitigation techniques for non-centrally
cleared OTC derivatives (bilateral margining), under EMIR to incorporate in the EU, the one year deferral. Phase 6 represents the final stage of the phase-in
of the rules and applies from September 1, 2022.
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
or recognised, trade repositories.
On September 17, 2014, the Central Securities Depositories Regulation (“CSDR”) came into force, in the EU. It aims to harmonise certain aspects of the settlement cycle and settlement discipline and to provide a set of common requirements for CSDs operating securities settlement systems across the EU. CSDR plays a pivotal role for post-trade harmonisation efforts in Europe, as it will enhance the legal and operational conditions for cross-border settlement in the EU. On February 5, 2020, ESMA has published a Final Report on draft regulatory technical standards (“RTS”) on postponing the date of entry into force of the Commission Delegated Regulation (EU) 2018/1229 (RTS on settlement discipline) to February 1, 2021. It has been endorsed by the European Commission on May 8, 2020 and is now subject to the non-objection
of the European Parliament and of the Council. Furthermore, on August 28, 2020, ESMA published another Final Report on draft RTS definitively postponing the date of entry into force of the Commission Delegated Regulation (EU) 2018/1229 (RTS on settlement discipline) until February 1, 2022. On January 27, 2021, the EU Commission published a delegated act confirming the entry into force of CSDR Settlement Discipline to February 1, 2022. On September 24, 2021 ESMA wrote to European Commission regarding the implementation of the Central Securities Depositories Regulation, urging it to consider a delay of the mandatory buy-in
regime. ESMA is in favor of delaying the entry into force of the buy-in
requirements—scheduled on February 1, 2022—while applying the other settlement discipline requirements, such as settlement fails reporting and cash penalties regime, as planned. On

November 24, 2021, the EU Commissioner announced that the mandatory buy-in
regime would not enter into force on February 1, 2022. On December 17, 2021, ESMA issued a public statement informing national competent authorities (NCAs) not to prioritize supervisory actions in relation to the application of the buy-in
regime until the provision for postponing the application of the buy-in
regime is formally in place. The remaining requirements of CSDR settlement discipline, in particular the settlement fails reporting and the cash penalties regimes, will go ahead as planned.
In the U.K., on June 23, 2020, the Government confirmed that it will not implement the CSDR Settlement Discipline. U.K. firms will continue to apply the existing industry-led
framework.
On February 8, 2022, the EU Commission announced a decision to extend equivalence for U.K. central counterparties (“CCPs”) until June 30, 2025. The equivalence will apply from July 1, 2022. At the same time, the EU Commission launched a targeted public consultation and a call for evidence on ways to expand central clearing activities in the EU and improve the attractiveness of EU CCPs in order to reduce the EU’s overreliance on systemic third-country CCPs.
The Fifth Money Laundering Directive (“5MLD”), came into force in the EU on April 26, 2018 and for implementation by EU Member States by January 10, 2020. However, the U.K. government has enacted the regulations bringing into force the 5MLD and the provisions are contained in the Money Laundering and Terrorist Financing (Amendment) Regulations 2019. The changes impose additional obligations within the financial services sector. 5MLD amends 4MLD, and includes provisions that enhance the required level of transparency around beneficial ownership of corporates and trusts, tightens some controls relating to Politically-Exposed Persons and high risk third countries and also addresses risks associated with certain technological innovation, particularly virtual currencies.
On October 2018 the 6th Money Laundering Directive (“6MLD”) was approved by the European Parliament and Council. EU member states had until December 3, 2020 to implement this upcoming Directive into national law, whilst regulated entities had a deadline of June 3, 2021.The U.K. has decided to opt out of complying with this further AML Directive as the Government assesses that the domestic legislation is already largely compliant with the Directive’s measures. The 6MLD complements the criminal aspects of the 5MLD and has been introduced to focus on the definition of these crimes and their sanctions. It also gives financial institutions more responsibility in the fight against financial crime and aims to promote the collaboration of member states when tackling money laundering.
The Senior Managers and Certification Regime (“SM&CR”) came into force on March 7, 2016 with the aim of reducing the risk of harm to consumers and strengthening market integrity by making firms, and individuals within those firms, more accountable for their conduct and competence. In July 2018, the U.K. FCA and U.K. PRA published near-final rules extending SM&CR to cover all financial services firms in the U.K. to apply from December 9, 2019. On March 8, 2019, the U.K. FCA announced its final rules on its proposed Directory—a new public register that will enable consumers, firms and other stakeholders to find information on key individuals working in financial services who are not otherwise appointed and publicly registered under the SM&CR. Firms were to submit data on Directory individuals in December 2019, and the Directory was expected to go live in March 2020. However, due to the
COVID-19
pandemic, the implementation date of the directory of certified and assessed persons had been delayed and the Directory is now live since March 31, 2021.
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
Benchmarks Regulation introduced the requirement (under Article 13 of the BMR) that administrators of benchmarks (save interest rate and foreign exchange benchmarks) must provide an explanation of how the key elements of their benchmark methodologies reflect ESG factors. The requirements are to be complied with by April 30, 2020. However, since the draft regulatory technical standards were still subject to a public consultation and a number of important details are subject to these delegated acts, ESMA issued a ‘No Action Letter’ encouraging EU national regulators not to force these ‘Level 1’ requirements until these delegated acts are finalized. The Delegated Acts were finalized and published on December 3, 2021.
In addition, interest rate benchmarks including, among others, the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”), the Euro Overnight Index Average (“EONIA”) and certain other Interbank Offered Rates (“IBORs”) are being reformed. The U.K. is due to make the transition from LIBOR to Sterling Overnight Index Average (“SONIA”) by the end of 2021 although certain interim milestones have been extended due to the
COVID-19
pandemic. To avoid disruption to legacy contracts that reference the
1-,
3-
and
6-month
sterling and Japanese yen LIBOR settings, on September 30, 2021 the U.K. FCA announced that it will require the LIBOR benchmark administrator to publish these settings under a ‘synthetic’ methodology, based on term risk-free rates, for the duration of 2022. These six LIBOR settings will be available only for use in some legacy contracts, and are not for use in new business.
On January 1, 2022, the U.K. FCA issued notices under Article 23C and Article 23D of the UK BMR on the calculation and permitted the legacy use of the six sterling and Japanese yen LIBOR settings.
In the Eurozone, €STR (Euro Short Term Rate) is set to gradually replace the Euro Overnight Index Average (EONIA) and serve as a fallback for the Euro Interbank Offered Rate (“EURIBOR”). EONIA will effectively be pegged against €STR until January 3, 2022, when EONIA ceases to apply.
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
On October 21, 2020, the U.K. Government published a policy statement making amendments to BMR to allow for the orderly winding down of LIBOR, including providing new powers for the U.K. Financial Conduct Authority (“FCA”). The proposed framework in the policy document allows the FCA to take an appropriate course of action to direct a change in the methodology of a critical benchmark and extend its publication, for a limited time period, for those contracts that face insurmountable barriers to transition from LIBOR (Tough Legacy Contracts). The FCA consulted on its proposal to use two new powers relating to the use of critical benchmarks that are being wound down. The powers are part of a wider package of amendments to the BMR in the Financial Services Act 2021, intended to ensure that the FCA has the appropriate regulatory powers to help reduce risk in the wind-down period before LIBOR ceases permanently. The final Statements of Policy were published in September 29, 2021 (Statement of Policy on the FCA’s power under Article 23C BMR and Statement of Policy on the FCA’s power under Article 21A BMR).
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
Following Brexit, on March 26, 2021, the U.K. Government announced that technical negotiations on the text of the
U.K.-EU
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
In response to heightened global focus on the issues of climate change, and a growing demand for standards associated with ESG factors and reporting, a number of global regulatory initiatives are being developed. These regulations cover both prudential frameworks including assessment and management of climate risks associated with Nomura businesses, such as the PRA SS3/19 regulations; and also labelling, disclosure and reporting regulations which includes but is not limited to the EU Taxonomy Regulation, the EU Sustainable Finance Disclosure Regulation and the EU Corporate Sustainability Reporting Directive.
Regulatory Capital Rules
Japan
In March 2022, the FSA announced one year delay of the implementation date of the finalised Basel III standards for internationally active banks, to March 31, 2024. Also the FSA announced the exclusion of deposits with the Bank of Japan from the total exposure used to calculate the leverage ratio until March 31, 2024.
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
and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP registered with the Commodity Futures Trading Commission (“CFTC”) as a Swap Dealer on October 6, 2021 and registered with the Securities and Exchange Commission (“SEC”) as a Security Based Swap Dealer on November 1, 2021. NGFP calculates capital under SEC rule
18a-1
and CFTC rule 23.101 and requires the greater of $20,000,000, 2% of the SEC risk margin amount or 2% of the CFTC risk margin amount. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule
15c3-1
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
As of March 31, 2021 and 2022, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.
In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”) as a U.K. Parent Financial Holding Company. The regulatory consolidation is produced in accordance with the requirements established under the Financial Services and Markets Act 2000, U.K. Capital Requirements Regulations and the PRA Rulebook. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is also regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. As a
non-U.S.
swap dealer and securities based swap dealer NIP is also subject to the regulations of the CFTC and SEC under the Dodd Frank Act. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. NEHS also has a number of European domiciled subsidiaries including Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany which is regulated by the German regulator (“BaFin”) and is subject to the EU Capital Requirements Regulation and local German regulations and Banque Nomura France (“BNF”), a Nomura subsidiary domiciled in France which is regulated by the French regulator (“ACPR”) and is also subject to the EU Capital Requirements Regulation and local French regulations. As of March 31, 2021 and 2022, NEHS, NIP, NBI, NFPE and BNF were in compliance with relevant regulatory capital related requirements.
In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a licensed merchant bank regulated by the Monetary Authority of Singapore (“MAS”). NSL carries out its regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. NIHK and NSL have always been compliant with relevant regulatory capital related requirements.
In addition, certain of our other subsidiaries are subject to various securities and banking regulations, and the capital adequacy requirements established by the regulatory and exchange authorities of the countries in which those subsidiaries operate. We believe that each such subsidiary is, and will in the foreseeable future be, in compliance with these requirements in all material respects.
Management Challenges and Strategies
Management vision
Our business environment is undergoing significant changes. We will continue to respond to it flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In addition, we are never satisfied with ourselves and will constantly implement new initiatives with the aim of expanding existing businesses and providing value-added services to clients.
(1) Urgent Priority Issues
As a global financial services group, we continue to seek to deliver value-added products and services to our clients globally. Given the diversification of its products and services, as well as the multifaceted nature and expansion of global business, enhancing risk management is essential for us.
In response to the U.S. Prime Brokerage Event in 2021, we immediately launched a thorough review of our business management processes as well as our procedures and organizational structure. Based on this review, we analyzed a number of areas, such as how we manages our business in the current environment, communication and coordination across departments, and allocation of management resources. In light of this, we have taken steps to further enhance our risk management including revamping our organizational structure and realigning headcount in related departments.
We see enhanced risk management as an urgent key management project and one of the top priorities for us over the medium to long-term. Our senior management is committed to leveraging the full capabilities of the group to strengthen risk management, including building a stronger risk culture and raising the risk awareness our employees and executive officers. See Item 11.
“Quantitative and Qualitative Disclosures about Market, Credit and Other Risk—Risk Management”
for further information about this review.

(2)
Medium-to
Long-term Priority Issues to respond to changed environment
① The Group’s growth strategy for the sustainable improvement of our corporate value
Our vision is to take Nomura to the next stage. To realize this, we launched a new strategy of expanding into private markets to complement our businesses in the public markets. We are committed to strengthening the provision of bespoke services and solutions made for each specific client, through a three-pronged approach, namely the expansion of our client base, expansion of products and services, and delivery utilizing digital technology. Based on this strategy, for instance, we are starting to see results from the following efforts.
For more information on the strategies in each division, please refer to the challenges and strategies in each division.

•	Strengthening Investment Management Division
We newly established our Investment Management Division, in April 2021, aiming to meet our clients’ diverse needs, as part of our management strategy: Expanding our scope of business from public to private. This division aims not only to expand and strengthen traditional investment products but also to provide investment opportunities into private section such as alternative assets. Nomura Babcock & Brown Co., Ltd, which conducts aircraft leasing and was not under any business division before the establishment of Investment Management Division, was consolidated into Investment Management as a key company under the new division. By bringing together diverse expertise under the same structure, we aim to deliver even greater added value.

•	Shifting to asset consulting business
We are shifting to an asset consulting business for domestic individual customers. We provide asset consulting services that we believe provide preferable medium-to
long-term solutions for our clients. We support clients in increasing their assets, and we aim to increase the fee income we receive as a result by increasing assets under custody. The steady increase in income from stock assets such as investment trusts, for which fees such as management and administration expenses are charged for assets under management, contributes to more stable revenue stream for us. We also established our Chief Investment Office (“CIO”) Group in July 2020 to provide consulting services similar to those already offered towards institutional investors, to individual investors. In November 2020, we introduced the CIO services for discretionary investment services to improve operational performance. We are also promoting the introduction of “Nomura Navigation”, a tool that helps clients manage their portfolios and enhance their consulting services. Besides, in addition to the existing commission system which requires payment every time a transaction is made, we are introducing a new fee system that allows customers to select a level fee based on level of client assets. In April 2022, all of our branches began offering this product. In addition to ensuring quality through CIO services, we are building a structure that provides advice that aligns the interests of customers and our company more closely than ever before.

•	Diversifying Wholesale revenues
In our Wholesale Division, we are diversifying our revenue sources while maintaining a high market share in core products. Capital-light origination business, including M&A advisory, grow global business centered on Americas. Especially, in the U.S., we acquired Greentech Capital, LLC, a firm with a solid presence in sustainable technology and infrastructure, and launched Nomura Greentech in April 2020. We will seamlessly provide financial and other solutions to our global customer base. In addition, regarding solutions business that is less suspectable to changes in market environment, we build up experience in structured finance including infrastructure finance.

② Digitalization to provide new value-added services and convenience to our clients
Our digital transformation efforts are directly linked to our competitiveness with other financial institutions in the future, and we will continue to promote a wide range of initiatives based on our strategy in order to provide highly convenient services to our clients and respond to diversifying needs. We also believe that our people are the source of the added value created by the Nomura Group even in a world of increasing where digitization and digitalization are advanced. We will continue to strengthen the development of our human resources with the qualities required for the upcoming era, such as consulting capabilities that make full use of both face-to-face
and virtual communications. In addition, we established “Digital Company” in April 2022, aiming to strengthen collaboration in the digital domain across group entities, including in our international operations, while also bolstering initiatives in focus areas. Our efforts to promote digitalization are as follows.

•	Streamline and enhance internal operations
We are working to focus on high value-added analysis and advisory services by promoting the automation and efficiency of internal operations. We also aim to provide services through highly satisfactory communication methods by improving existing services. For instance, our Retail Division utilizes “Remote Consulting” which is original system supporting sales representatives. In addition, we have launched an internal Digital IQ program to support digital
e-learning
with the aim of lifting the base-level knowledge of digital initiatives across the Group.

•	Attracting a new client base
We have developed a platform to deliver services for young people and the working generations, who we have not provided with many products and services, by utilizing digital technology. We expand to utilize LINE Securities Corporation established together with LINE Financial Corporation, OneStock which is an asset management smartphone application, FINTOS! which is an investment information application.

•	Participation in Digital Asset Business
Nomura and BOOSTRY Co., Ltd., which is a joint venture between Nomura and Nomura Research Institute, Ltd. have provided technical infrastructure and other support on digital asset bond and digital bond offerings. This is the first bond offering using blockchain technology by a Japanese issuer. Through our approach to the digital asset business, we aim to provide new added value that goes beyond the boundaries of conventional finance by utilizing advanced technologies and our network. Going forward, we will continue to build a system that can respond to diversifying client needs through products and services in the digital asset value chain, from origination to custody. In addition, in order to systematically accelerate such efforts, we established “Digital Company Strategy Department” and “Digital Asset Strategy Office”, effective April 1, 2022.
③ Initiatives for Sustainability
Our management vision for 2025 is to achieve sustainable growth by helping resolve social issues, and we have integrated sustainability into our management strategy. We now make decisions on sustainability issues at through our Sustainability Committee, which comprises Executive Management Board members, and therefore, we are responding to our own sustainable development issues and other broad social issues in a timely manner. Sustainability promotion in Nomura has value in two ways. One is to support the sustainability efforts of our clients and various stakeholders. The second is to promote the sustainability efforts in our own operations.

•	Supporting the sustainability efforts of our clients and stakeholders
Our core role as a financial services group is to support clients through the flow of funds and capital. We believe it is important to strengthen our functions to promote the sustainable circulation of capital by underwriting green bonds and social bonds issued by companies and financial institutions, providing strategic advisory services such as M&A advisory, and by developing
ESG-related
funds as investments and providing them to individual investors. In addition, we will take advantage of our comprehensive strengths in providing solutions to social issues by leveraging the functions we have cultivated over many years, including support for business succession, promoting innovation in the fields of regional revitalization, agriculture and medical care, and our expertise and knowledge in the field of research and analysis. Since the 1990s, we have been providing financial and economics education programs in Japan for elementary and junior high school students as well as adults. Starting from April 2022, Japanese high schools have classes on financial education, based on the new guidelines of education. In response to this policy, we have appointed Executive in charge of Financial Education, and will continue to strengthen initiatives to improve the financial literacy of society as a whole.

•	Our company’s own efforts
We have committed to achieve net zero greenhouse gas (“GHG”) emissions for our own operations by 2030, and to transition attributable GHG emissions from our lending and investment portfolios to align with pathways achieving net zero by 2050. To materialize these initiatives, we joined the
Net-Zero
Banking Alliance (“NZBA”) in 2021. We participate in and endorse numerous initiatives besides NZBA to further promote the realization of a sustainable environment and society in cooperation with stakeholders regarding how we will address social issues.
The challenges and strategies in each division are as follows:

•	Retail Division
Based on the basic concept of “Enriching clients by responding to their concerns about assets”, our Retail Division aims to become a financial institution fulfilling the needs of many people. We will continue working on improving the skills of our clients, and enhance our wide range of products and services in order to accurately respond to diversifying clients’ asset issues such as inheritance or anxiety about lack of funds after retirement. In addition, we will enhance online services and remote consulting service through contact centers.

•	Investment Management Division
Our Investment Management Division is responsible for expanding product offerings and improving our services to meet the diversifying investment needs of our clients in the broad asset management business. By combining our expertise in traditional assets such as stocks and bonds to alternative assets such as private equity, we provide added value and offer advanced services and solutions to meet the diverse needs of our clients. In the public market business, we aim to strengthen existing businesses and improve through digital transformation. In the private market business, we will strive to expand our product offerings as investors’ demand for alternative investments increases. We will also seek to execute inorganic strategies (such as alliances and equity investments) to expand our product offerings and client base.

•	Wholesale Division
Our Wholesale Division faces challenges presented by increasingly sophisticated client needs and technological advancement, coupled with uncertainty in the market environment and the possibility of an economic downturn. To ensure continuity of service as well as added value to clients, we will continue to enhance collaboration across regions and divisions while ensuring tight risk control. We will continue efforts to diversify our business portfolio through targeted growth in areas including private markets as well as deploy financial resources to selective, high growth opportunities.

Global Markets aims to provide uninterrupted liquidity to our clients while reinforcing risk control and governance. Additionally, we aim to further diversify our business portfolio, reinforce global connectivity and cross-sell to leverage our global platform and client franchise, pursue growth opportunities such as structured financing and solution business as well as international wealth management business, and continue to build on the strength of our Flow businesses.
Investment banking aims to provide advisory services and financing to domestic as well as crossborder restructurings and industry-wide consolidations, as well as interest rate and FX solutions related to these transactions as volatile business environments impact our clients’ businesses. While we expand our global advisory business, we will focus on broadening ESG related businesses with initiatives such as further utilization of Nomura Greentech’s expertise and enhancement of our sustainable finance platform.

•	Risk Management and Compliance, etc.
We have defined our risk appetite in our Risk Appetite Statement which includes the types and level of risk that the Nomura Group is willing to assume in pursuit of our strategic objectives and business plans. Further, we continue to develop our risk management framework in a way that is strategically aligned to our business plans and incorporates decision-making by senior management, thereby securing capital soundness and enhancing our corporate value.
We recognized substantial losses during the years ended March 31, 2021 and 2022 as a result of the U.S. Prime Brokerage Event (as described in Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
”).
To address this issue, we have launched an extensive internal remediation and enhancement program (The “Risk Management Enhancement Program” or “RMEP”) in order to identify specific issues which may have contributed to the loss and areas of improvement in order to strengthen our risk management.
As a part of RMEP, we have clearly defined in our Risk Appetite Statement that all executives and employees must actively engage in risk management through our Three Lines of Defense framework and have provided extensive training to all executives and employees affected by RMEP.
With regard to compliance, we continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.
In order to ensure not only compliance with laws and regulations, but also that all directors, officers and employees are able to act in accordance with social norms, we have established the “Nomura Group Code of Conduct” as guidelines for actions to be taken, and through associated trainings and other measures, we are working to promote appropriate actions (“Conduct”) based on the Code of Conduct. At the ‘Nomura Founding Principles and Corporate Ethics Day’ held in every August, all directors, officers and employees reaffirm the lessons learned from past incidents and renew our determination to prevent similar incidents then to maintain and gain the trust society places in us; discussions are held regarding the proper way to conduct after looking back on past incidents, and a pledge is made to comply with the Code of Conduct.
In order for us to be able to respond to the changing demands of society, the Code of Conduct is regularly reviewed to constantly examine ourselves and to ensure that our thinking aligns with society’s norms. In March 2022, we added a new item “Managing Risks Appropriately” to instill a robust risk culture within Nomura Group, and articulated in writing that each executive and employee will deepen one’s knowledge and understanding on risks, properly recognize and evaluate them, and actively engage in risk management to prepare for all possible contingencies.

By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.
(3) Human Capital Initiatives
① Nomura’s Approach to Human Resources

•	Philosophy of “Human resources is the greatest asset”
With the belief that our people are our most valuable asset, we consistently aim to create a workplace where our employees can build long-term careers and play an active role in our business and are implementing various initiatives to enhance the physical and mental health of our employees.

•	Talent Management Based on Corporate Philosophy
We regard “We help to enrich society through our expertise in capital markets” as our social mission in our corporate philosophy. To realize this mission, we have set “Entrepreneurial Leadership,” “Teamwork” and “Integrity” as being core values that must be maintained at all times, and established the Nomura Code of Conduct to provide clear guidelines for connecting our corporate philosophy with these values. As talent management embodies these needs, we are working on the following various initiatives to foster and embed these values in our employees.
② Talent Management Initiatives
We are working on the following Initiatives to foster values of “Entrepreneurial Leadership,” “Teamwork,” and “Integrity” that must be maintained at all times.

Main Objective	Examples of Initiatives
Securing diverse human resources
•
Internship and Nomura passport

We offer internship programs in Nomura Securities which offer students the opportunity to experience working in various areas of our business, and to deepen their knowledge of the financial services industry. In addition to this, students also learn about the roles and purpose of the securities industry. This helps students broaden their knowledge and experience and gives them the opportunity to think about their future careers.

We have also introduced an employment program called “Nomura Passport” for students pursuing doctoral degrees in the fields of science and technology in order to identify talent with expertise in such areas as AI development, data science and digitalization which will be increasingly critical to our business going forward.

Providing and supporting growth opportunities and developing professional human resources
•
Training

In addition to training programs for new hires, training programs in Japan mainly consist of group training and on-the-job
training to develop and train our employees. Global training is conducted separately by year of entry and position. Additionally, we conduct a leadership program aimed at developing our next generation of leaders and a program to support the development of women as executives with participants selected based on their performance and potential. We also offer a global program that is held annually

Main Objective	Examples of Initiatives

in our Tokyo headquarters for managers of our overseas entities. In addition, we have established a self-improvement support system, consisting of a large number of external training and correspondence courses as well as voluntary group training on weekends at our company training facilities, in order to support the development of our employees on a voluntary basis.

•
Study-abroad program

Over the past 60 years, more than 600 Nomura Securities employees have studied at business and law schools in more than 20 countries and regions, mainly in the United Kingdom and the United States.

•
Global Mobility (International Transfer)

In addition to transferring from Japan to overseas, we actively provide opportunities for employees of our overseas entities to transfer to Japan to develop employees with experience of working in different countries and cultures.

•
Digital IQ program

As we enter an era in which digital-related knowledge determines the competitiveness of global financial institutions, we have introduced the “Digital IQ” Program. This program is an online program for all of our global employees to improve their knowledge and skills.

Proper evaluation and treatment
•
Compensation system based on the
pay-for-performance
principle

Based on our principle that employees are paid based on their performance, we ensure our compensation policies and practices are sound and competitive from a market perspective. This helps us realize our business strategy and generate long-term profits, with the aim of achieving sustainable growth and improving enterprise value over the medium to long term.

•
360-degree
evaluation

We conduct a “360 degree evaluation” in which relevant managers are evaluated by colleagues other than their immediate superiors. This leads to further skill development and behavioral change for managers.

•
ERCC goal

We have introduced a standard ERCC goal, which set goal from the perspectives of ethics, risk management, compliance, and conduct. We aim to raise the awareness of the Code for each employee and to instill the concept of the Code throughout our business, thereby creating an environment in which employees can speak out.

Employee engagement	• Employee engagement survey We conduct the “Nomura Group Employee Survey” to monitor, maintain and improve the status of communication across our

Main Objective	Examples of Initiatives

business and to understand the level of our employee satisfaction. As part of the most recent survey conducted during the year ended March 31, 2022, many employees responded positively to the question, “I am proud to work for the firm.”

Fostering a risk culture
•
Fostering a risk culture

We have made it an objective for all of our global employees to foster a risk culture within our business by encouraging respectful relationships (Respect), reporting to their manager (Escalate), and performing constructive checks (Challenge).

DE & I, Health &Productivity Management, and provision of equal opportunities and prohibition of discrimination
•
DE&I

As we have employees from about 90 different nationalities across our business, the development of human resources that respect diversity is one of our most important issues. These diverse human resources are our greatest asset. We believe that through mutual recognition and cooperation with others who have different backgrounds and values, we can meet the diverse needs of our clients and provide higher value-added services.

Based on this philosophy, our Sustainability Committee, chaired by the Group CEO, discuss and promote global strategies about DE&I. In addition, voluntary employee networks are promoting diversity issues in our offices globally. We are working on these issues from both a top-down
and
bottom-up
approach. In accordance with the enactment of the “The Act on Promotion of Women’s Participation and Advancement in the Workplace” in Japan, we have formulated an action plan focused on the promotion of women’s participation and advancement and we are implementing various programs to achieve this.

•
Health & Productivity Management

In July 2016, we adopted the Nomura Health & Productivity Declaration Statement as part of our efforts led by the Group Chief Health Officer (CHO) to maintain and improve the health of our employees. Starting in the year ended March 31, 2021, in order to work toward our management vision of “Achieve sustainable growth by helping resolve social issues,” we are communicating to all employees our goal that “All people who work at Nomura will not simply be healthy, but also physically, mentally and socially sound (overall well-being).”

•
Provision of equal opportunities and prohibition of discrimination

For each and every employee to be active and successful in utilizing their capabilities and personal strengths, we provide equal opportunities in recruitment, development, evaluation, promotion and assignment. As part of the “Respect diversity and human rights” Section of the Nomura Group Code of Conduct, we state that “We promote equal opportunity and do not discriminate on grounds such as nationality, race, sex, gender identity, sexual orientation, creed, social status, or existence of or nonexistence of disability.”

C. Organizational Structure.
The following table lists the Company and its significant subsidiaries and their respective countries of incorporation as of March 31, 2022. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country/Region	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Fiduciary Research & Consulting Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Properties, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Institute of Estate Planning	Japan	100
N-Village Co., Ltd.	Japan	100
Nomura Capital Partners Co., Ltd.	Japan	100
Nomura Mezzanine Partners Co., Ltd.	Japan	100
Corporate Design Partners Co., Ltd.	Japan	100
Nomura Kagayaki Co., Ltd.	Japan	100
Nomura Asia Pacific Holdings Co., Ltd.	Japan	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Securities Singapore Pte. Ltd.	Singapore	100
Nomura Australia Limited	Australia	100
PT Nomura Sekuritas Indonesia	Indonesia	96
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Asia Investment (Singapore) Pte. Ltd.	Singapore	100
Capital Nomura Securities Public Co., Ltd.	Thailand	99
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Holding America Inc. (1)	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura Derivative Products Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
NHI Acquisition Holding, Inc.	U.S.	100
Instinet Incorporated (1)	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Nomura Financial Products Europe GmbH	Germany	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura European Investment Limited	U.K.	100
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura International Funding Pte. Ltd.	Singapore	100
Nomura Orient International Securities Co., Ltd.	China	51

(1)	Following an internal reorganization effective April 1, 2022, Instinet Incorporated and its group entities are now subsidiaries of Nomura Holding America Inc.

D. Property, Plants and Equipment.
Our Properties
As of March 31, 2022, our principal head office is located in Tokyo, Japan and occupies 861,463 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 131,470 square feet, our Nagoya branch office, which occupies 89,567 square feet, and the head office of NAM in Tokyo, which occupies 128,715 square feet.
As of March 31, 2022, our major offices outside Japan are the head offices of NIP located in London, which occupies 250,616 square feet, the New York head office of Nomura Securities International, Inc., which occupies 188,957 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 111,837 square feet. We lease most of our overseas office space.
As of March 31, 2022, the major office of Nomura Services India Private Limited, our specialized service company in Mumbai, India, occupies 217,668 square feet.
As of March 31, 2022, the aggregate book value of the land and buildings we owned was ¥99 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥32 billion.
As of March 31, 2022, we plan to construct a new facility as follows:

Name	Location	Segment	Nature of the plan	Estimate of the amount of expenditures (million yen)	Amount of expenditures already paid (million yen)	Method of financing	Date of start of the activity	Estimated date of completion of the activity
NHI	Tokyo	Other	Nihonbashi 1-Chome Naka Area Type 1 Urban Area Redevelopment Project	120,000	8,267	Own funds	December 2021	March 2026
Item 4A. Unresolved Staff Comments
We are a large accelerated filer as defined in Rule
12b-2
under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2022 and which remain unresolved as of the date of the filing of this annual report with the Commission.
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
Business Environment
The global economy experienced repeated slowdowns in the fiscal year ended March 31, 2022 in response to flare-ups
in the
COVID-19
pandemic. Even so, economic activity resumed to a great extent, particularly in the countries of the West that were at the forefront in administering
COVID-19
vaccination programs. The pandemic

had a lingering impact on emerging market economies in particular, causing sluggishness in production and distribution that, when combined with the pent-up
demand unleashed by the economic recovery, led to increasingly severe supply constraints and, in turn, rising inflation. Despite initial expectations that it would not last, this rise in inflation became protracted, and as a result the central banks of major countries and regions around the world became more inclined to execute monetary policy tightening sooner than they had previously expected to, or to raise their policy interest rates in larger increments. This led to greater concern over rising interest rates in financial markets. Global equity markets stayed in an overall uptrend, albeit punctuated by numerous downward adjustments prompted by worries over sustained inflation and rising market interest rates. China’s economic growth slowed, in part due to curbs on production executed in the interest of stepping up the pace of decarbonization and tightening controls and regulations under China’s “common prosperity” drive.
Japan’s economy performed sluggishly. The country suffered repeated flare-ups
in the pandemic—in part because it was slower than the countries of the West to roll out vaccinations—and supply constraints ended up causing a slump in exports. However, in spite of lackluster performance in the real economy and rising costs (including in the form of higher prices for imported raw materials due to accelerating global inflation and high market prices for raw materials and fuel), earnings at major Japanese companies kept up solid growth. The Japanese equity market set a fresh post-bubble high in September, buoyed by rising global equity markets and improvement in corporate earnings at home, but performance thereafter softened under the influence of downward adjustments in equity markets around the world triggered in part by worries over rising interest rates.
Executive Summary
«Overall results of business»
We recognized net revenue of ¥1,363.9 billion for the fiscal year ended March 31, 2022, a decrease of 2.7% from the previous fiscal year.
Non-interest
expenses decreased by 2.9% to ¥1,137.3 billion, income before income taxes was ¥226.6 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥143.0 billion. Return on equity was 5.1%. EPS
(1)
for the fiscal year ended March 31, 2022 was ¥45.23, a decrease from ¥48.63 for the fiscal year ended March 31, 2021. We have decided to pay a dividend of ¥14 per share to shareholders of record as of March 31, 2022. As a result, the total annual dividend will be ¥22 per share for the fiscal year ended March 31, 2022.
«Management’s assessment of events that had a particular impact on the results of the year»
In the Retail Division, the shift towards the asset consulting business is progressing. In the fiscal year ended March 31, 2022, there was an increase in stock and consulting revenues due to a net increase in investment trusts and discretionary investment balances. However, because of flare-ups
in the
COVID-19
pandemic, changes to the monetary policy of central banks, and heightened geopolitical risks, clients’ risk aversion attitude became prominent, and profits from flows such as stock and investment trust transactions decreased.
In the Investment Management Division, investment income decreased by market factors. On the other hand, there was an inflow of funds for the fourth consecutive quarter, and in December of last year, the balance of assets under management reached a record high. Thereby operating income mainly from management fees increased.
Profits in the Wholesale Division increased. In Investment Banking, the advisory business, particularly overseas, performed well, resulting in the highest earnings in the past six years. In Global Markets, loss of Equity arising from transactions with a US client decreased.

(Note):
1.	Diluted net income attributable to Nomura Holdings’ shareholders per share.

Also, the fiscal year ended March 2022 was affected by a variety of temporary factors. Continuing from the fiscal year ended March 2021, we recognized loss of ¥65.4 billion arising from transactions with a US client during the first quarter, part of which is estimated to be recoverable resulting in recognition of profit of ¥14.7 billion in the third and fourth quarters. In addition, approximately ¥62 billion related to legacy transactions in the U.S. from before the global financial crisis (2007–2008) was recognized including legal expenses as well as certain transactions intended to mitigate future losses. On the other hand, we recognized income of approximately ¥79.0 billion from the sale of a part of its shares held in Nomura Research Institute, Ltd, which is affiliated company, in the first and fourth quarters.
The fiscal year ended March 2022 was more challenging than the previous fiscal year. However, we believe that the results of our medium-to
long-term initiatives were steady. At the end of the fiscal year, we have almost completed the accounting treatment of legacy transactions in the Americas from before the global financial crisis, freeing up management resources to be allocated to growth areas.
«Capital policy and shareholder returns»
We plan to maintain appropriate capital ratios and aim for sustainable growth through optimal capital allocation. As preparatory steps to achieve our management vision, while controlling cost levels, we are investing for growth to realize our management strategy of expanding the scope of our business from public into private markets, in order to balance investment and shareholder returns, and maximize shareholder value by improving productivity and expanding revenue sources.
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
—
Capital Management
—
Dividends
”.
«Summary by Segment»
In our Retail Division, net revenue for the year ended March 31, 2022 decreased by 11.1% from the previous fiscal year to ¥328.0 billion.
Non-interest
expenses decreased by 2.8% to ¥268.7 billion. As a result, income before income taxes decreased by 35.8% to ¥59.2 billion. Based on the basic concept of “Enriching clients by responding to their asset concerns”, our Retail Division has been working on consulting business in close cooperation with each client with the aim of becoming “the most trusted partner”. During the fiscal year, purchases of stocks and investment trusts were sluggish due to the uncertain market environment, but we expanded our recurring revenue assets by consulting on the entire assets of our clients.
We are also enhancing our initiatives to reach the working generation by strengthening our remote consulting through contact centers. Going forward, not only providing support for asset management, we will strive to enhance our products and services to provide solutions for a variety of client issues, such as real estate and inheritance. In addition, we will aim to establish a new business model by combining both digital and human touch service.
In our Investment Management Division, net revenue for the year ended March 31, 2022 decreased by 9.3% from the previous fiscal year to ¥148.0 billion.
Non-interest
expenses increased by 6.0% to ¥76.5 billion. As a result, income before income taxes decreased by 21.4% to ¥71.5 billion. The Investment Management Division, which was established on April 1, 2021, has been broadly engaged in the asset management business while expanding its product lineup and improving its services to meet the diversifying investment needs of clients. During the fiscal year under review, the balance of assets under management remained high, due to inflows of funds which continued for four consecutive quarters, resulting in an increase in business revenue that is relatively stable in nature.

On the other hand, although Nomura Capital Partners recorded profit from valuation and sale of shares of its investee company following its initial public offering, a decrease in gain related to American Century Investments resulted in a year on year decrease in investment gain and loss. As part of our efforts to expand our private market products, Nomura SPARX Investment, a joint venture with the SPARX Group Co., Ltd. was established and started managing an investment corporation that invests in unlisted companies.
In addition, in collaboration with Japan Search Fund Accelerator Co., Ltd., we established Japan Search Fund Platform Investment Limited Partnership, which specializes in investments for business succession, and completed the first close of fund raising.
In our Wholesale Division, net revenue for the year ended March 31, 2022 increased by 1.7% from the previous fiscal year to ¥703.1 billion.
Non-interest
expenses increased by 0.2% to 628.6 billion. As a result, income before income taxes increased by 15.8% to ¥74.5 billion. In Global Markets, we continued to reinforce our core strengths across regions, enhanced risk control and governance and focused on providing uninterrupted service and liquidity to our clients, as they rebalance their portfolio amidst highly volatile markets. We delivered steady performance, deepening engagement with clients across flow as well as structured financing and solution business. In Investment Banking, client activity was active and, we were able to execute large domestic as well as cross-border business restructurings and industry-wide consolidations by carefully responding to our clients’ needs. In addition to M&A advisory and underwriting businesses for both equity and debt, the expansion of the acquisition finance market also led to robust growth for the fiscal year. The number of deals executed by Nomura Greentech increased and contributed to revenue, while we were able to deepen our alliance with Wolfe Research LLC and have started joint branding which has led to an increase in deal numbers.
Progress on Key Performance Indicators
«Management Indicators»
One component of Nomura’s management vision is “achieving sustainable growth by solving social issues” and we have set Return on Equity (ROE) as one of the most important indicators towards the fiscal year ending March 2025. After the introduction of the Corporate Governance Code in Japan, the importance of management having an awareness of capital costs has increased among Japanese companies. In addition, since the financial services industry is subject to stringent financial capital regulations, more effective use of capital is required. As a result, we believe that the optimal allocation of management resources will become even more important for our company in the future. Accordingly, beginning in the year ended March 31, 2021, we adopted ROE as a key management indicator, which management uses to track the progress of our sustainable business transformation. At the Board of Directors meeting held in May 2020, in-depth
discussions were held on the management indicators and basic concepts described as follows.
Return on equity
ROE is defined and calculated as net income attributable to NHI shareholders divided by total NHI shareholders’ equity. We believe that disclosure of ROE is useful to investors in that it helps them to assess business conditions and effective use of capital to enhance corporate value.
We have set a medium to long-term ROE target of
8-10%
for the fiscal year end March 2025, reflecting the cost of capital demanded by our company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE. ROE for the year ended March 31, 2022 decreased to 5.1% from 5.7% for the prior fiscal year.

Common equity Tier1 ratio (CET1 ratio)
In addition to ROE, there are multiple global financial regulations that we must comply with, including capital regulations established by Basel Committee on Banking Supervision as interpreted and implemented by the FSA which have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 ratio (CET1 ratio) of at least 11%, so that we will take into consideration the financial soundness including certain buffer against severe market stress. Our CET1 ratio increased to 17.22% as of March 31, 2022 from 15.81% as of March 31, 2021. For further details, on the key capital requirements we must follow, see Item 5.B. “
Consolidated Regulatory Capital Requirements
—”.
«Indicators by Business Segment»
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

	Year ended March 31 (Billions of Japanese Yen)
	2020	2021	% Change from previous year	2022	% Change from previous year
Recurring revenue assets	¥15,300	¥18,200	19%	¥19,600	7.7%
Consulting-related revenue	¥14.9	¥13.4	(10.1)%	¥16.7	24.6%

Net inflows of cash and securities	¥(429.4)	¥887.7	—%	¥351.5	(60.4)%
Active clients	1,071,000	1,019,000	(4.9)%	1,009,000	(1.0)%

Recurring revenue assets
Recurring revenue assets are defined by adding related loans to the total amount of assets, such as investment trusts and discretionary investments, for which management fees and other fees are charged. The total amount of Loan is reported by ¥614.3 billion within Loans receivable in the consolidated balance sheets as of March 31, 2022. Recurring revenue assets such as investment trusts and discretionary investments grew driven by the market rally and net inflows into investment trusts, contributing to higher recurring revenue.
Consulting-related revenue
Consulting-related revenue consists of revenues that are not derived from purchase and sales of securities, but revenue related to service such as insurance and real estate. For the current fiscal year, pension insurance and business insurance contracts and M & A contracts contributed to the increase compared to the fiscal year ended March 2021.
Net inflows of cash and securities
Net inflows of cash and securities is defined and calculated as cash and securities inflows minus outflows, excluding regional financial institutions. Net inflows of cash and securities was over ¥351.5 billion in annual total which combined with market factors. Retail client assets was ¥122.1 trillion as of March 31, 2021.

Active clients
Active clients are defined as a number of clients who transacted at least one purchase since April 1 (accumulated). Growth in the number of Active clients exceeded previous fiscal year results until the 3rd Quarter but slowed down due to the U.S. monetary policy and heightened geopolitical risks.
Investment Management Division
We have set the balance of assets under management as a key performance indicator for the Investment Management Division. The businesses in the Investment Management Division generally earn management and similar fees based on the amount of assets under management, meaning that revenue trends for these businesses tend to follow trends in the amount of assets under management, and our management considers this measure to be effective in monitoring the progress of these businesses. We also believe that it is an important indicator of how well investment products are received by investors.

	Year ended March 31 (Trillions of Japanese Yen)
	2020*	2021	% Change from previous year	2022	% Change from previous year
Assets under management	¥N/A	¥64.7	—%	¥67.9	4.9%

*	No comparable data available for 2020.
The balance of assets under management includes the net balance (after deducting duplications) of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third-party investments in funds managed by Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory.
During the fiscal year ended March 31, 2022, the balance of investment trusts increased mainly through bank channels and ETFs. In addition to large inflows from domestic pension funds in the investment advisory services, for our overseas business, funds flowed into Nomura Corporate Research and Asset Management’s high yield bond strategy. In addition to these inflows, the balance increased due to market factors.
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

	Year ended March 31
	2020	2021	% Change from previous year	2022	% Change from previous year
Cost-to-income ratio	86%	91%	5.8%	89%	(2.2)%
Revenue/modified RWA	6.5%	6.4%	(1.5)%	7.0%	9.4%

Cost-to-income
ratio
The
cost-to-income
ratio for the Wholesale Division is calculated by dividing
non-interest
expenses for the Division for a given reporting period by net revenue generated by the Division for the same period, calculated consistently, in each case, with our segment presentation for the division. It is monitored at a divisional level to track operating margins for the business. The ratio decreased during the year ended March 31, 2022 compared to the prior fiscal year primarily due to less impact from the U.S. Prime Brokerage Event on revenue and cost during the year. However, there was some effect on costs due to international hiring in line with strategic initiatives and market-driven base salary adjustments. The ratio increased during the year ended March 31, 2021 compared to the prior fiscal year because of the impact of the U.S. Prime Brokerage Event on revenue and cost for the year. However, the negative impact was mitigated by other increases in revenue as well as pro-active
cost management after adjusting for the impact of pay for performance and other revenue driven costs.
Revenue to modified Risk Weighted Asset (RWA) ratio
The revenue to modified RWA ratio for the Wholesale division is calculated by dividing net revenue generated by our Wholesale Division for a given reporting period (in the case of net revenue for the Wholesale Division for periods shorter than a full fiscal year, on an annualized basis) by the average balance of modified RWA used by the Wholesale Division for the same period. The Revenue to modified RWA ratio is monitored to track our revenue earning capacity against risk resources deployed. Modified RWA is the total of (i) average daily risk-weighted assets as calculated and presented under Basel regulations as interpreted and implemented by the FSA and (ii) an adjustment equal to the regulatory adjustment to common equity tier1 (CET1) capital calculated and presented under Basel regulations as interpreted and implemented by the FSA divided by our internal minimum capital ratio target of 12.5%. (daily average for the accounting period), which we use to estimate the amount of deductions to RWA generated by the division. The revenue to modified RWA as we calculate and present it may differ from similarly titled measures presented by our competitors due to the approach and methodologies used for calculation. Our credit risk-weighted assets and operational risk equivalent assets are calculated by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk. The conversion of Wholesale RWA to modified RWA is based on adjustments reflecting our internal minimum capital ratio target. Moreover, the usefulness of this ratio may be limited in that the adjustment applied to RWA, which is intended to capture the appropriate amount of RWA to attribute to our businesses (as opposed to RWA as calculated for regulatory capital purposes), is an estimate incorporating our internal risk tolerance; however, this adjustment may not appropriately reflect the actual regulatory capital impact of the charged assets that are used by our business. Revenue to modified RWA increased for the year ended March 31, 2022 compared to the prior fiscal year primarily because of less impact from the U.S. Prime Brokerage Event on revenue as well as increased Investment Banking revenue. The impact of the U.S. Prime Brokerage Event was the main reason why the ratio declined for the year ended March 31, 2021 compared to the prior fiscal year.

Results of Operations
Overview
The following table provides selected consolidated statements of income information for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen, except percentages
	Year ended March 31
	2020	2021	% Change from previous year	2022	% Change from previous year
Non-interest revenues:
Commissions	¥308,805	¥376,897	22.1%	¥332,344	(11.8)%
Fees from investment banking	103,222	108,681	5.3	149,603	37.7
Asset management and portfolio service fees	238,202	230,047	(3.4)	269,985	17.4
Net gain on trading	356,609	310,040	(13.1)	368,799	19.0
Gain (loss) on private equity and debt investments	(93)	12,734	—	30,768	141.6
Gain (loss) on investments in equity securities	(14,726)	14,053	—	5,446	(61.2)
Other	165,991	208,317	25.5	152,832	(26.6)

Total Non-interest revenues	1,158,010	1,260,769	8.9	1,309,777	3.9
Net interest revenue	129,819	141,103	8.7	54,113	(61.7)

Net revenue	1,287,829	1,401,872	8.9	1,363,890	(2.7)
Non-interest expenses	1,039,568	1,171,201	12.7	1,137,267	(2.9)

Income before income taxes	248,261	230,671	(7.1)	226,623	(1.8)
Income tax expense	28,894	70,274	143.2	80,090	14.0

Net income	¥219,367	¥160,397	(26.9)%	¥146,533	(8.6)%
Less: Net income attributable to noncontrolling interests	2,369	7,281	207.3	3,537	(51.4)

Net income attributable to NHI shareholders	¥216,998	¥153,116	(29.4)%	¥142,996	(6.6)%

Return on equity	8.2%	5.7%		5.1%
Net revenue
decreased from the year ended March 31, 2021 to the year ended March 31, 2022. This decrease is primarily driven by
Commissions
earned by Retail Division.
Commissions
decreased from the year ended March 31, 2021 to the year ended March 31, 2022 primarily due to a decrease in commissions received from the brokerage commissions from equity and equity-related products and the distribution of investment trusts.
Fees from investment banking
increased from the year ended March 31, 2021 to the year ended March 31, 2022 primarily due to an increase in revenue from advisory services.
Asset management and portfolio service fees
increased from the year ended March 31, 2021 to the year ended March 31, 2022 mainly due to increases in recurring revenue in Retail Division and in revenue from high level of asset under management in Investment Management Division.
Net gain on trading
increased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to the U.S. Prime Brokerage Event subsided.
Net gain on trading
also included total gains of ¥8.2 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a widening of Nomura’s credit spread.
Gain (loss) on investments in equity securities
decreased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to a result of market appreciation during the year ended March 31, 2021, not repeated in March 31, 2022.
Gain (loss) on investments in equity securities
includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.
Other
decreased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to American Century Investments related gain/loss.
Net revenue
increased from the year ended March 31, 2020 to the year ended March 31, 2021 despite recognizing significant losses in connection with the U.S. Prime Brokerage Event in our Wholesale Division. This increase is primarily driven by Commissions earned by Retail Division.
Commissions
increased from the year ended March 31, 2020 to the year ended March 31, 2021 primarily due to an increase in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity related products.
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
Net gain on trading
also included total losses of ¥13.4 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spreads which were temporarily widened at the end of March 2020 due to the
COVID-19
pandemic.
Gain (loss) on investments in equity securities
increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to a result of market appreciation during the year ended March 31, 2021.
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
Net interest revenue
is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view
Net interest revenue
and
Non-interest
revenues
in aggregate. For the year ended March 31, 2022, interest revenue, including a dividend from our investment in American Century Investments decreased by 20%, and interest expense increased by 7% from the year ended March 31, 2021. As a result,
Net
interest revenue
for the year ended March 31, 2022 decreased from the year ended March 31, 2021. For the year ended March 31, 2021, interest revenue, including a dividend from our investment in American Century Investments decreased by 55%, and interest expense decreased by 68% from the year ended March 31, 2020. As a result, Net interest revenue for the year ended March 31, 2021 increased from the year ended March 31, 2020.
Non-interest
expenses
for the year ended March 31, 2022 decreased from the year ended March 31, 2021, primarily due to the credit losses related to the U.S. Prime Brokerage Event subsiding compared to previous fiscal year and the absence of an impairment loss of ¥47.7 billion
on our equity method investments in Nomura Real Estate Holdings.
Non-interest
expenses
for the year ended March 31, 2021 increased from the year ended March 31, 2020, primarily due to provisions for credit losses of ¥41.6 billion recognized as a result of the U.S. Prime Brokerage Event and an impairment loss of ¥47.7 billion on our equity method investments in Nomura Real Estate Holdings.
We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Nomura’s domestic effective statutory tax rate was approximately 31% for the fiscal year ended March 31, 2020, 2021 and 2022, respectively. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.
Income tax expense
for the year ended March 31, 2022, represented an effective tax rate of 35.3%. The significant factors causing the difference between the effective tax rate of 35.3% and the effective statutory tax rate of 31% was the changes in deferred tax valuation allowances which increased the effective tax rate by 18.0% , partially offset by the effect of changes in foreign tax laws which decreased the effective tax rate by 14.4%.
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
Results by Business Segment
On April 1, 2021, the Investment Management Division was newly established and replaced the Asset Management Division and the Merchant Banking Division. Accordingly, our operating management and management reporting are prepared based on the Retail, the Investment Management and the Wholesale segments. We disclose business segment information in accordance with this structure from the first quarter commencing on April 1, 2021.
Net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, our share of equity in the earnings of affiliates, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. A part of unrealized gain (loss) on certain investments in equity securities held for operating purposes is classified as a reconciling item outside of our segment information. The following segment information should be read in conjunction with Item 4.B “
Business Overview
” of this annual report and Note 21 “
Segment and geographic information
” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 21 “
Segment and geographic information
” in our consolidated financial statements included in this annual report.
Retail
Operating Results of Retail

	Millions of yen
	Year ended March 31
	2020	2021	% Change from previous year	2022	% Change from previous year
Non-interest revenue	¥329,983	¥366,271	11.0%	¥324,642	(11.4)%
Net interest revenue	6,376	2,538	(60.2)	3,343	31.7

Net revenue	336,359	368,809	9.6	327,985	(11.1)
Non-interest expenses	286,926	276,480	(3.6)	268,745	(2.8)

Income before income taxes	¥49,433	¥92,329	86.8%	¥59,240	(35.8)%

Net revenue
decreased from the year ended March 31, 2021 to the year ended March 31, 2022 primarily due to a decrease in commissions earned from brokerage commissions and the distribution of investment trusts.
Net revenue
increased from the year ended March 31, 2020 to the year ended March 31, 2021 primarily due to an increase in brokerage commissions.
Non-interest
expenses
decreased from the year ended March 31, 2021 to the year ended March 31, 2022 primarily due to a decrease in bonus expense driven by a decrease in revenue.
Non-interest
expenses
decreased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to a decrease in occupancy expenses.
The following table shows the breakdown of Retail
non-interest
revenues for the year ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	% Change from previous year	2022	% Change from previous year
Commissions	¥153,170	¥187,678	22.5%	¥138,525	(26.2)%
Brokerage commissions	61,207	92,589	51.3	67,419	(27.2)
Commissions for distribution of investment trusts	66,940	68,352	2.1	43,537	(36.3)
Other commissions	25,023	26,737	6.9	27,569	3.1
Net gain on trading	56,756	58,357	2.8	43,981	(24.6)
Fees from investment banking	23,239	20,354	(12.4)	19,003	(6.6)
Asset management fees	92,139	88,996	(3.4)	109,300	22.8
Others	4,679	10,886	132.7	13,833	27.1

Non-interest revenues	¥329,983	¥366,271	11.0%	¥324,642	(11.4)%

Commissions
decreased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to decrease in brokerage commissions received from equity and equity-related products and in commissions for distribution of investment trusts.
Net gain on trading
decreased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to a decrease in income related to debt securities.
Commissions increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to increases in brokerage commissions received from equity and equity-related products. Fees from investment banking decreased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to decreases in commissions related to debt securities offering.

Retail Client Assets
The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2021 and 2022. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2021
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥62.7	¥24.4	¥(24.9)	¥20.1	¥82.3
Debt securities	18.4	12.3	(9.9)	(2.7)	18.1
Stock investment trusts	7.6	3.1	(3.0)	2.5	10.2
Bond investment trusts	7.3	1.4	(0.6)	(0.1)	8.0
Overseas mutual funds	1.0	0.2	(0.1)	(0.0)	1.1
Others	7.0	0.9	(0.7)	(0.3)	6.9

Total	¥104.0	¥42.3	¥(39.2)	¥19.5	¥126.6

	Trillions of yen
	Year ended March 31, 2022
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥82.3	¥19.5	¥(19.8)	¥(4.5)	¥77.5
Debt securities	18.1	15.5	(13.3)	(2.6)	17.7
Stock investment trusts	10.2	2.4	(2.1)	0.3	10.8
Bond investment trusts	8.0	0.3	(0.6)	(0.2)	7.5
Overseas mutual funds	1.1	0.2	0.0	0.0	1.3
Others	6.9	1.1	(0.5)	(0.2)	7.3

Total	¥126.6	¥39.0	¥(36.3)	¥(7.2)	¥122.1

Retail client assets decreased from March 31, 2021 to March 31, 2022. The balances of our clients’ equity and equity-related products increased from March 31, 2021 to ¥77.5 trillion as of March 31, 2022, mainly due to market depreciation during the year. The balances of our clients’ investment trusts increased by ¥0.3 trillion from ¥19.3 trillion as of March 31, 2021 to ¥19.6 trillion as of March 31, 2022.
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

Investment Management
Operating Results of Investment Management

	Millions of yen
	Year ended March 31
	2020	2021	% Change from previous year	2022	% Change from previous year
Non-interest revenue	¥101,130	¥153,523	51.8%	¥129,848	(15.4)%
Net interest revenue	6,807	9,627	41.4	18,145	88.5

Net revenue	107,937	163,150	51.2	147,993	(9.3)
Non-interest expenses	74,364	72,142	(3.0)	76,478	6.0

Income before income taxes	¥33,573	¥91,008	171.1%	¥71,515	(21.4)%

Net revenue
decreased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to decreasing in unrealized gains recognized in respect of our investment in American Century Investments.
Net revenue
increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to unrealized gains recognized in respect of our investment in American Century Investments.
Non-interest
expenses
increased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to an increases in personnel expenses driven by an increase in business revenue.
Non-interest
expenses
decreased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to decreases in commission expenses related to fund management.
The breakdown of net revenue for Investment Management is as follows.

	Millions of yen
	Year ended March 31
	2020	2021	% Change from previous year	2022	% Change from previous year
Business revenue (1)	¥121,495	¥111,946	(7.9)%	¥119,920	7.1%
Investment gain/ loss (2)	(13,558)	51,204	—	28,073	(45.2)

Net revenue	¥107,937	¥163,150	51.2%	¥147,993	(9.3)%
Note: Prior period amounts have been reclassified to conform to the current year presentation.

(1)
Consists of division revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing-related businesses and management fee revenues generated from our private equity and other investment businesses

(2)
Consists of division revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses and our investment in Mebuki Financial Group, Inc.

The following table presents assets under management of each principal Nomura entity within the Investment Management Division as of March 31, 2021 and 2022.

	Billions of yen
	Year ended March 31, 2021
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥50,648	¥28,675	¥(27,705)	¥14,540	¥66,158
Nomura Corporate Research and Asset Management Inc. etc	2,543	906	(927)	778	3,300

Combined total	53,191	29,581	(28,632)	15,318	69,458
Shared across group companies	(3,860)	(1,169)	1,431	(1,194)	(4,792)

Total	¥49,331	¥28,412	¥(27,201)	¥14,124	¥64,666

	Billions of yen
	Year ended March 31, 2022
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥66,158	¥26,883	¥(25,549)	¥2,100	¥69,592
Nomura Corporate Research and Asset Management Inc. etc	3,300	944	(690)	313	3,867

Combined total	69,458	27,827	(26,239)	2,413	73,459
Shared across group companies	(4,792)	(1,462)	1,163	(455)	(5,546)

Total	¥64,666	¥26,365	¥(25,076)	¥1,958	¥67,913

Asset under management increased primary due to a continued inflow into equity funds such as ETFs during the year ended March 31, 2022.
The following table presents NAM’s share, in terms of net asset value, of the Japanese publicly offered investment trusts market as of March 31, 2020, 2021 and 2022.

	March 31
	2020	2021	2022
Total of publicly offered investment trusts	28%	28%	27%
Stock investment trusts	26%	26%	25%
Bond investment trusts	44%	44%	44%
(Source) Nomura’s own calculation based on data published by the Investment Trusts Association, Japan.
Investment trust assets included in assets under management by NAM were ¥47.9 trillion as of March 31, 2022, a ¥1.3 trillion, 3% increase from March 31, 2021. This increase is due to positive net inflows of ¥1.0 trillion and market appreciation of ¥0.3 trillion. The balances of certain investment trusts, such as TOPIX Exchange Traded Fund increased.
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

	Millions of yen
	Year ended March 31
	2020	2021	% Change from previous year	2022	% Change from previous year
Non-interest revenue	¥506,203	¥524,019	3.5%	¥617,227	17.8%
Net interest revenue	142,416	167,337	17.5	85,828	(48.7)

Net revenue	648,619	691,356	6.6	703,055	1.7
Non-interest expenses	556,399	627,051	12.7	628,563	0.2

Income (loss) before income taxes	¥92,220	¥64,305	(30.3)%	¥74,492	15.8%

Net revenue
increased from the year ended March 31, 2021 to the year ended March 31, 2022. Fixed Income revenues in Global Markets decreased due to a slowdown from last year’s strong performance in macro products. Equities revenues in Global Markets increased primarily due to losses related to the U.S. Prime Brokerage Event recognized during the previous fiscal year. Investment Banking revenues increased primarily due to increases in advisory business deals during the year.
Net revenue
increased from the year ended March 31, 2020 to the year ended March 31, 2021 despite the significant losses recognized in respect of the U.S. Prime Brokerage Event recognized during the year ended March 31, 2021. Fixed Income revenues in Global Markets increased due to a strong performance in rates, credit and securitization products. Equities revenues in Global Markets decreased primarily due to trading losses in respect of the U.S. Prime Brokerage Event. Investment Banking revenues increased primarily due to increases in M&A advisory and equity financing deals during the year.
Non-interest
expenses
slightly increased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to increases in yen-denominated
expenses at overseas driven by the weaker yen, partially offset with credit losses related to the U.S. Prime Brokerage Event subsiding compared to previous fiscal year.
Non-interest
expenses
increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to additional provisions for credit losses as a result of the U.S. Prime Brokerage Event.
The following table presents a breakdown of net revenue for Wholesale for the year ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	% Change from previous year	2022	% Change from previous year
Wholesale net revenue:
Global Markets net revenue	¥562,927	¥575,533	2.2%	¥556,417	(3.3)%
Investment Banking net revenue	85,692	115,823	35.2	146,638	26.6

Net revenue	¥648,619	¥691,356	6.6%	¥703,055	1.7%

Global Markets
We have a proven track record in sales and trading of debt securities, equity securities, and foreign exchange, as well as derivative products based on these financial instruments, mainly to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we continue to enhance our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors, but also to our Retail and Investment Management Divisions. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-adding solutions for our clients. These ties enable us to identify the types of product of interest for investors and develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets, as well as wealthy investors, public-sector agencies, and regional financial institutions in Japan, and government agencies, financial institutions, and corporations around the world.
Net
reve
nue
decreased from the year ended March 31, 2021 to the year ended March 31, 2022. In our Fixed Income businesses,
Net revenue
decreased from ¥441,893 million for the year ended March 31, 2021 to ¥326,918 million for the year ended March 31, 2022 primarily due to a slow from last year’s strong performance in macro products. In our Equities business,
Net revenue
increased from ¥133,640 million for the year ended March 31, 2021 to ¥229,499 million for the year ended March 31, 2022, primarily due to losses related to the U.S. Prime Brokerage Event subsiding compared to the previous fiscal year.
Net revenue
increased from the year ended March 31, 2020 to the year ended March 31, 2021. In our Fixed Income businesses, Net revenue increased from ¥337,480 million for the year ended March 31, 2020 to ¥441,893 million for the year ended March 31, 2021 primarily due to strong performance mainly in rates, credit and securitization products. In our Equities business, Net revenue decreased from ¥225,447 million for the year ended March 31, 2020 to ¥133,640 million for the year ended March 31, 2021, primarily due to recognizing a trading loss related to the U.S. Prime Brokerage event.
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
Net revenue
increased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to increases in advisory business during the year.
Net revenue
increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to increases in M&A advisory and equity financing deals during the year.
Other Operating Results
Other operating results include net gain (loss) related to economic hedging transactions, a part of realized gain(loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 21 “
Segment and geographic information
” in our consolidated financial statements included within this annual report.
Income (loss) before income taxes
in Other operating results were ¥94,362 million for the year ended March 31, 2020, ¥(28,516) million for the year ended March 31, 2021 and ¥15,753 million for the year ended March 31, 2022, primarily due to recognizing income of approximately ¥79.0 billion from the sale of a part of its shares held in Nomura Research Institute, Ltd. and loss of approximately ¥62.0 billion related to legacy transactions in the U.S. from before the global financial crisis (2007 – 2008) that was recognized including legal expenses as well as certain transactions intended to mitigate future losses.
Other operating results for the year ended March 31, 2022 include the positive impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥6,731 million and losses from changes in counterparty credit spreads of ¥1,249 million.

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
Summary of Regional Contribution
For a summary of our
net revenue, income (loss) before income taxes
and long-lived assets by geographic region, see Note 21 “
Segment and geographic information
” in our consolidated financial statements included in this annual report.
Selected Financial Data
The following table presents selected financial information as of and for the years ended March 31, 2018, 2019, 2020, 2021 and 2022 which is derived from our consolidated financial statements.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2018	2019	2020	2021	2022
Statement of income data:
Revenue	¥1,972,158	¥1,835,118	¥1,952,482	¥1,617,235	¥1,593,999
Interest expense	475,189	718,348	664,653	215,363	230,109

Net revenue	1,496,969	1,116,770	1,287,829	1,401,872	1,363,890
Non-interest expenses	1,168,811	1,154,471	1,039,568	1,171,201	1,137,267

Income (loss) before income taxes	328,158	(37,701)	248,261	230,671	226,623
Income tax expense	103,866	57,010	28,894	70,274	80,090

Net income (loss)	¥224,292	¥(94,711)	¥219,367	¥160,397	¥146,533
Less: Net income attributable to noncontrolling interests	4,949	5,731	2,369	7,281	3,537

Net income (loss) attributable to NHI shareholders	¥219,343	¥(100,442)	¥216,998	¥153,116	¥142,996

Balance sheet data (period end):
Total assets	¥40,343,947	¥40,969,439	¥43,999,815	¥42,516,480	¥43,412,156
Total NHI shareholders’ equity	2,749,320	2,631,061	2,653,467	2,694,938	2,914,605
Total equity	2,799,824	2,680,793	2,731,264	2,756,451	2,972,803
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income (loss) attributable to NHI shareholders—basic	¥63.13	¥(29.90)	¥67.76	¥50.11	¥46.68
Net income (loss) attributable to NHI shareholders—diluted	61.88	(29.92)	66.20	48.63	45.23
Total NHI shareholders’ equity (1)	810.31	794.69	873.26	879.79	965.80
Cash dividends (1)	20.00	6.00	20.00	35.00	22.00
Cash dividends in USD (2)	$0.19	$0.05	$0.19	$0.32	$0.18
Weighted average number of shares outstanding (in thousands) (3)	3,474,593	3,359,565	3,202,370	3,055,526	3,063,524
Return on equity (4) :	7.9%	(3.7%)	8.2%	5.7%	5.1%

(1)	Calculated using the number of shares outstanding at year end.
(2)
Calculated using the Japanese Yen—U.S. Dollar exchange rate as of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(3)	The number shown is used to calculate basic earnings per share.
(4)	Calculated as net income (loss) attributable to NHI shareholders divided by total NHI shareholders’ equity.
Regulatory Capital Requirements
Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate. For further discussion on statutory capital requirements, see Note 18 “
Regulatory requirements
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
The following table sets forth our exposure to leveraged finance with unfunded commitments, presenting funded and unfunded portions by geographic location of the target company as of March 31, 2022.

	Millions of yen
	March 31, 2022
	Funded	Unfunded	Total
Europe	¥6,361	¥69,040	¥75,401
Americas	17,370	106,915	124,285
Asia and Oceania	10,448	27,289	37,737

Total	¥34,179	¥203,244	¥237,423

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
Other assets
—
Other and Other liabilities
, respectively, in the consolidated balance sheets as of March 31, 2022.

Millions of yen
March 31, 2022
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥30,441
Investments in subsidiaries and affiliates	21,390
Valuation of financial instruments	102,021
Accrued pension and severance costs	20,492
Other accrued expenses and provisions	79,061
Operating losses	370,481
Lease liabilities	49,060
Other	15,425

Gross deferred tax assets	688,371
Less — Valuation allowances	(466,145)

Total deferred tax assets	222,226

Deferred tax liabilities
Investments in subsidiaries and affiliates	91,040
Valuation of financial instruments	85,301
Undistributed earnings of foreign subsidiaries	2,745
Valuation of fixed assets	23,962
Right-of-use assets	48,519
Other	7,044

Total deferred tax liabilities	258,611

Net deferred tax assets (liabilities)	¥(36,385)

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
To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2022, our liquidity portfolio was ¥7,074.2 billion which sufficiently met liquidity requirements under the stress scenarios.
The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2021 and 2022 and averages maintained for the years ended March 31, 2021 and 2022. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2021	March 31, 2021	Average for year ended March 31, 2022	March 31, 2022
Cash, cash equivalents and time deposits (1)	¥2,775.9	¥2,765.0	¥3,151.6	¥2,997.5
Government debt securities	3,082.8	2,641.2	3,629.8	3,674.2
Others (2)	254.0	252.1	298.3	402.5

Total liquidity portfolio	¥6,112.7	¥5,658.3	¥7,079.7	¥7,074.2

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.
The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2021 and 2022 and averages maintained for the years ended March 31, 2021 and 2022. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2021	March 31, 2021	Average for year ended March 31, 2022	March 31, 2022
Japanese Yen	¥2,298.1	¥966.5	¥1,913.7	¥1,409.8
U.S. Dollar	2,441.2	3,367.1	3,567.3	3,924.1
Euro	795.1	793.5	792.3	868.5
British Pound	405.4	333.8	578.3	597.5
Others (1)	172.9	197.5	228.1	274.3

Total liquidity portfolio	¥6,112.7	¥5,658.3	¥7,079.7	¥7,074.2

(1)	Includes other currencies such as the Australian dollar, the Canadian dollar and the Swiss franc.
We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 18 “
Regulatory requirements
” in our consolidated financial statements included within this annual report.
The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2021 and 2022.

	Billions of yen
	March 31, 2021	March 31, 2022
NHI and NSC (1)	¥981.8	¥1,395.4
Major broker-dealer subsidiaries	2,632.6	3,118.5
Bank subsidiaries (2)	752.6	1,008.5
Other affiliates	1,291.3	1,551.8

Total liquidity portfolio	¥5,658.3	¥7,074.2

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

2.    Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.
In addition to our liquidity portfolio, we had ¥2,665.7 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2022 was ¥9,739.9 billion, which represented 332.2
%
of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2021	March 31, 2022
Net liquidity value of other unencumbered assets	¥2,771.6	¥2,665.7
Liquidity portfolio	5,658.3	7,074.2

Total	¥8,429.9	¥9,739.9

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
We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese
Yen denominated long-term debt increased to 51.4% of total long-term debt outstanding as of March 31, 2022 from 47.2% as of March 31, 2021.
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
The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2021 and 2022.

	Billions of yen
	March 31, 2021	March 31, 2022
Short-term bank borrowings	¥265.8	¥148.0
Other loans	138.7	228.1
Commercial paper	460.0	131.9
Deposits at banking entities	1,149.9	1,520.7
Certificates of deposit	83.6	127.8
Debt securities maturing within one year	831.5	775.6

Total short-term unsecured debt	¥2,929.5	¥2,932.1

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
The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2021 and 2022.

	Billions of yen
	March 31, 2021	March 31, 2022
Long-term deposits at banking entities	¥109.0	¥112.3
Long-term bank borrowings	2,635.2	2,820.5
Other loans	74.2	219.5
Debt securities (1)	3,877.9	4,745.8

Total long-term unsecured debt	¥6,696.3	¥7,898.1

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
”

3.3    Maturity Profile
We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 4.4 years as of March 31, 2022. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.
On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 10.1 years as of March 31, 2022. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 7.2 years as of March 31, 2022.

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
As of March 31, 2022, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.
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
In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in
minimum standards. Average of Nomura’s LCRs for the three months ended March 31, 2022 was 241.7%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the revision of the liquidity regulatory notice was published by Financial Services Agency (on March 31, 2021) and it has been implemented from the end of September 2021. Nomura’s NSFR as of March 31, 2022 was compliant with the regulatory requirements.
Cash Flows
Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 2021, we recorded net cash inflows from operating activities and net cash outflow from investing and financing activities. For the year ended March 2022, we recorded net cash outflows from operating activities and investing activities and net cash inflow from financing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2021 and 2022.

	Billions of yen
	Year Ended March 31
	2021	2022
Net cash provided by (used in) operating activities	¥665.8	¥(1,368.7)
Net income	160.4	146.5
Trading assets and private equity and debt investments	1,468.4	1,254.3
Trading liabilities	777.7	(284.7)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,453.9)	(2,220.5)
Securities borrowed, net of securities loaned	(1,242.5)	595.1
Other, net	955.7	(859.4)
Cash flows from investing activities:	(139.0)	(45.3)
Cash flows from financing activities:	(269.9)	1,070.7
Long-term borrowings, net	(1.0)	1,225.0
Decrease in short-term borrowings, net	(325.2)	(475.5)
Increase in deposits received at banks, net	126.2	448.1
Other, net	(69.9)	(126.9)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	60.8	149.7

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	317.7	(193.6)
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,192.3	3,510.0

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥3,510.0	¥3,316.4

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.
For the year ended March 31, 2022, our cash, cash equivalents, restricted cash and restricted cash equivalents decreased by ¥193.6 billion to ¥3,316.4 billion. Net cash of ¥1,070.7 billion was provided by financing activities due to net cash inflows of ¥1,225.0 billion from
Long-term borrowings
. As part of trading activities, while there were net cash inflows of ¥969.6 billion mainly due to a decrease in
Trading assets and private equity and debt investments,
they were offset by net cash outflows of ¥1,625.4 billion from repo transactions and securities borrowed and loaned transactions such as
Securities purchased under agreements to resell, Securities sold under agreements to repurchase
, and
Securities borrowed, net of Securities loaned.
As a result, net cash of ¥1,368.7 billion was used in operating activities.
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

Balance Sheet and Financial Leverage
Total assets as of March 31, 2022, were ¥43,412.2 billion, an increase of ¥895.7 billion compared with ¥42,516.5 billion as of March 31, 2021, reflecting primarily an increase in
Securities purchased under agreements to resell
.
Total liabilities as of March 31, 2022, were ¥40,439.4 billion, an increase of ¥679.3 billion compared with ¥39,760.0 billion as of March 31, 2021, reflecting primarily an increase in
Long-term borrowings
. NHI shareholders’ equity as of March 31, 2022 was ¥2,914.6 billion, an increase of ¥219.7 billion compared with ¥2,694.9 billion as of March 31, 2021, primarily due to an increase in
Accumulated other
comprehensive income.
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
The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2021 and 2022.

	Billions of yen, except ratios
	March 31
	2021	2022
NHI shareholders’ equity	¥2,694.9	¥2,914.6
Total assets	42,516.5	43,412.2
Adjusted assets (1)	26,477.0	26,535.8
Leverage ratio (2)	15.8 x	14.9 x
Adjusted leverage ratio (3)	9.8 x	9.1 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed . Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31
	2021	2022
Total assets	¥42,516.5	¥43,412.2
Less:
Securities purchased under agreements to resell	10,775.1	11,879.3
Securities borrowed	5,264.4	4,997.1

Adjusted assets	¥26,477.0	¥26,535.8

Total assets increased by 2.1% reflecting primarily an increase in
Securities purchased under agreements to resell.
Total NHI shareholders’ equity increased by 8.2% reflecting primarily an increase in
Accumulated other comprehensive income
. As a result, our leverage ratios were 15.8 times as of March 31, 2021 and 14.9 times as of March 31, 2022.
Adjusted assets increased primarily due to an increase in
Loans receivable
. As a result, our adjusted leverage ratios were 9.8 times as of March 31, 2021 and 9.1 times as of March 31, 2022.

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
Dividends for the Fiscal Year
Based on our Capital Management Policy described above, we paid a dividend of ¥8 per share to shareholders of record as of September 30, 2021 and have decided to pay a dividend of ¥14 per share to shareholders of record as of March 31, 2022. As a result, the total annual dividend will be ¥22 per share.
The following table presented the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2017	¥—	¥9.00	¥—	¥11.00	¥20.00
2018	—	9.00	—	11.00	20.00
2019	—	3.00	—	3.00	6.00
2020	—	15.00	—	5.00	20.00
2021	—	20.00	—	15.00	35.00
2022	—	8.00	—	14.00	22.00
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
In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2022, our common equity Tier 1 capital ratio is 17.22%, Tier 1 capital ratio is 19.60% and consolidated capital adequacy ratio is 19.60% and we are in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2022 is 7.51% for the common equity Tier 1 capital ratio, 9.01% for the Tier 1 capital ratio and 11.01% for the consolidated capital adequacy ratio).
In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalisation Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57
-17
of the Financial Instruments and Exchange Act” (the ”TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of March 31, 2022, our external TLAC as a percentage of risk-weighted assets is 30.72% and we are in compliance with the requirement set out in the TLAC Notification.
The following table presents the Company’s consolidated capital adequacy ratios and External TLAC as a percentage of risk-weighted assets as of March 31, 2021 and March 31, 2022.

	Billions of yen, except ratios
	March 31
	2021	2022
Common equity Tier 1 capital	¥2,522.1	¥2,726.4
Tier 1 capital	2,840.5	3,103.0
Total capital	2,845.2	3,103.4
Risk-Weighted Assets
Credit risk-weighted assets	8,550.9	8,301.2
Market risk equivalent assets	4,951.6	4,899.0
Operational risk equivalent assets	2,448.5	2,629.7

Total risk-weighted assets	¥15,951.0	¥15,829.9

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	15.81%	17.22%
Tier 1 capital ratio	17.80%	19.60%
Consolidated capital adequacy ratio	17.83%	19.60%
External TLAC as a percentage of risk-weighted assets	23.06%	30.72%
Since the end of March 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, market risk equivalent assets are calculated using the Internal Models Approach.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this annual report can compare our capital position against those of other financial groups to which Basel III is applied. Our management receives and reviews these capital ratios on a regular basis.
Consolidated Leverage Ratio Requirements
In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article
57-17
of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In coordination with the monetary policy of the Bank of Japan in response to the impact of the
COVID-19
pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio on June 2020 and March 2021. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020 to March 31, 2022. In March 2022, the FSA announced this measure will be extended to March 31, 2024. As of March 31, 2022, our consolidated leverage ratio is 5.98%.
In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of March 31, 2022, our external TLAC as a percentage of leverage ratio exposure measure is 10.30% and we are in compliance with the requirement set out in the TLAC Notification.
Regulatory changes which affect us
The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.
On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. They include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; introducing a series of measures to address concerns over the “procyclicality” of the current framework; and introducing a liquidity standard including a
30-day
liquidity coverage ratio as well as the net stable funding ratio to measure stability of financing structure. These standards were implemented from 2013, which includes transitional treatment, (i.e., they are phased in gradually from 2013). In addition, the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which came into effect in 2013 as part of Basel III. Moreover, in addition to Basel III leverage ratio framework under which we started the calculation and disclosure of consolidated leverage ratio as above, a series of final standards on the regulatory frameworks such as capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to CCPs, supervisory framework for measuring and controlling large exposures, and revisions to the securitization framework, and revised framework for market risk capital requirements have been published by the Basel Committee.
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
On September 2, 2021, Fitch Ratings removed the negative watch on the bbb+ viability ratings of the Company and NSC.
As of May 20, 2022, the credit ratings of the Company and NSC were as follows.

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	BBB+ (Stable)
Moody’s Investors Service	—	Baa1 (Negative)
Fitch Ratings	F1	A- (Stable)
Rating and Investment Information, Inc.	a-1	A (Stable)
Japan Credit Rating Agency, Ltd.	—	AA- (Stable)

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	A- (Stable)
Moody’s Investors Service	P-2	A3 (Negative)
Fitch Ratings	F1	A- (Stable)
Rating and Investment Information, Inc.	a-1	A+ (Stable)
Japan Credit Rating Agency, Ltd.	—	AA- (Stable)
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

Operating lease commitments:

•
We lease office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business both in Japan and overseas as lessee. These arrangements predominantly consist of operating leases.

•	Separately we sublease certain real estate and equipment through operating lease arrangements.

Finance lease commitments:

•	We lease certain equipments and facilities in Japan and overseas which are classified as finance lease agreements.
Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction, advertising, and computer and telecommunications maintenance agreements.
Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates.

•	In connection with our investment banking activities, we enter into agreements with clients under which we commit to underwrite securities that may be issued by clients.

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
Note 8 “
Leases
” in our consolidated financial statements contains further detail on our operating leases and finance leases. Note 11 “
Borrowings
” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 20 “
Commitments, contingencies and guarantees
” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.
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

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2022.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥1,698,193	¥1,684,360	¥7,705	¥4,519	¥1,609
Long-term borrowings (1)	8,988,356	456,663	2,085,430	2,273,072	4,173,191
Contractual interest payments (2)	1,032,515	134,019	220,913	152,920	524,663
Operating lease commitments (3)	209,040	44,493	57,884	42,761	63,902
Purchase obligations (4)	98,214	14,012	18,652	65,397	153
Commitments to extend credit (5)	2,012,851	1,354,834	269,828	163,515	224,674
Commitments to invest	32,286	149	4,102	6,175	21,860

Total	¥14,071,455	¥3,688,530	¥2,664,514	¥2,708,359	¥5,010,052

(1)
The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2022.
(3)	The amounts of operating lease commitments are undiscounted future minimum lease payments. The amounts of finance lease contracts were immaterial.
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
In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,565 billion for reverse repurchase agreements and ¥2,673 billion for repurchase agreements as of March 31, 2022.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information.
The information required by this item is set forth in Item 5.A of this annual report.
E. Critical Accounting Policies and Estimates
Critical accounting policies are the accounting policies which have the most significant impact on the preparation of our consolidated financial statements included within this annual report and which require the most difficult, subjective and complex judgments by our management to develop estimates used in the application of these policies. Such estimates determined by management include estimates regarding the fair value of financial instruments and the outcome of litigations that affect the reported amounts of assets and liabilities related footnote as the disclosures in our consolidated financial statements. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future reporting periods may differ from current estimates, which could have a material impact on our consolidated financial statements.
The following table summarizes the critical accounting policies within our consolidated financial statements which have had the most significant impact on our financial condition and financial performance during the year ended March 31, 2022. For each such critical accounting policy, the following table also identifies the critical accounting estimates inherent within application of those policies, the nature of the estimates, the underlying assumptions made by our management during the year to derive those estimates and the financial impact had we used different estimates or assumptions during the year. See Note 1
“Summary of Accounting Policies”
in our consolidated financial statements included in this annual report for more information on the critical accounting policies we apply for all of these areas and the relevant additional footnote disclosures referred to in the table for more information around how these critical accounting policies and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Effect of changes in estimates and assumptions during year ended March 31, 2022 (including impact of the COVID-19 pandemic)
Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments
A significant portion of our financial instruments is carried at fair value. The fair values of these financial instruments may not only measured at quoted prices but also impacted by other factors including selection of valuation techniques/ models and other assumptions that require judgment.

Selection of appropriate valuation techniques

•  For financial instruments measured at fair value where quoted prices are available in active markets, Nomura generally uses quoted prices as level 1 inputs for determining the fair value of these financial instruments.

•  For financial instruments where such quoted prices are not available, fair value of the financial instruments are measured by level 2 or level 3 input(s). Significant judgment is involved in selection of appropriate valuation techniques and validation of

See Note 2
“Fair value measurements”
in our consolidated financial statements included in this annual report for valuation methodologies including active/ inactive principal market, as well as our policy in fair value hierarchy.

Level 3 fair value hierarchy (assets net of derivative liabilities) during the year increased from ¥566 billion as of March 2021 to ¥792 billion as of March 2022. Level 3 financial assets as a proportion of total financial assets carried at fair value on a recurring basis was 6% as of March 31, 2022 (5% as of March 31, 2021.)

See Note 2,
“Fair Value measurement”
for further quantitative and qualitative information regarding level 3 inputs, including the sensitivity of fair value

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Effect of changes in estimates and assumptions during year ended March 31, 2022 (including impact of the COVID-19 pandemic)

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

Significance of level 3 inputs

•  Fair value measurement is more judgmental in respect of level 3 inputs, which are valued based on significant non-market
based unobservable inputs.
of the underlying financial instruments to changes in level 3 inputs.

Litigation provisions Note 20 “Commitments, contingencies and guarantees”	Determination of whether a loss is probable and measurement of provisions and reasonably possible loss
In the normal course of business, Nomura may be involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer losses from any fines, penalties or settlements where Nomura chooses to make to resolve the matters and these could be significant to Nomura’s results of operations.

Determination if a loss is probable

•  Recognition of litigation provisions are only required if a loss is probable and can be reasonably estimated.

•  Significant judgment required in deciding whether loss from litigation, investigations, claims or other actions is probable or just reasonably possible.

•  Such judgment usually involves consideration of external legal counsel opinion, our own historical experiences in court and similar matters, the progress of regulatory

See Note 20
“Commitments, contingencies and guarantees”
in our consolidated financial statements included in this annual report for details of the various legal matters Nomura is currently involved with, including those where provisions have been recognized or where loss is considered reasonably possible.

If we concluded as of June 24, 2022 that for cases where an estimate of a range of reasonably possible losses can be made, such loss was actually now probable, we would recognize additional legal provisions through earnings of approximately ¥61 billion. However, this estimate does not include the impact of probable losses where we

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Effect of changes in estimates and assumptions during year ended March 31, 2022 (including impact of the COVID-19 pandemic)

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

•  Where a loss is not probable but still reasonably possible and an estimate of the range of reasonably possible losses can be made based on current information available as of the date of our consolidated financial statements, the reasonably possible maximum loss in excess of amounts recognized as a provision is disclosed.

•  All of the above determination is often inherently difficult, especially for legal claims or regulatory investigations that are indeterminate or still at an early stage.

•  For certain exceptional matters, given the inherent complexities where we believe a loss is probable or reasonably possible, we may be unable to reasonably estimate the amount of loss and therefore are unable to recognize a provision or disclose the reasonably possible maximum loss in excess of amounts recognized as a provision for the matter. In these situations, we disclose this fact.
cannot reasonably estimate such loss. See Note.20 “ Commitments, contingencies and guarantees ”.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management.
Directors
The following table presents information about our Directors as of June 24, 2022.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	Director Chairman of the Board Directors Member of the Nomination Committee Member of the Compensation Committee Director and Chairman of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Executive Officer of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Officer (Executive Managing Director) of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2020	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Kentaro Okuda (Nov. 7, 1963)	Director, Representative Executive Officer, President and Group CEO Representative Director and President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Officer and Group Co-COO of the Company Director, Executive Officer and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer, Deputy President and Group Co-COO of the Company
		Apr. 2020	Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2020	Director, Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2021	Director, Representative Executive Officer, President & Group CEO of the Company (Current) Representative Director and President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Tomoyuki Teraguchi (Aug. 4, 1962)	Director, Representative Executive Officer and Deputy President Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1986	Joined the Company
		Apr. 2009	Senior Managing Director and Global Equity Strategy Office of Nomura Securities Co., Ltd.
		Apr. 2011	Senior Managing Director and Global Markets Joint COO of Nomura Securities Co., Ltd.
		Feb. 2013	Senior Managing Director and Global Markets COO of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director, Global Markets COO and Global Research of Nomura Securities Co., Ltd.
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
Executive Officer and Chief Compliance Officer of the Company
Representative Director, Executive Vice President, Compliance and Legal of Nomura Securities Co., Ltd., Internal Control Supervisory Manager

Apr. 2020
Executive Officer, Chief of Staff and Chief Compliance Officer of the Company
Representative Director and Deputy President, Compliance and Legal of Nomura Securities Co., Ltd., Internal Control Supervisory Manager

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

		Apr. 2022	Director, Representative Executive Officer and Deputy President of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Shoji Ogawa (Aug. 9, 1964)
Director
Member of the Audit Committee (full-time)
Member of the Board Risk Committee
Corporate Auditor of Nomura Asia Pacific Holdings Co., Ltd
Non-Executive
Director of Nomura Holding America Inc.
Non-Executive
Director of Instinet Incorporated
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

Kazuhiko Ishimura (Sep. 18, 1954)
Outside Director
Chairman of the Nomination Committee
Chairman of the Compensation Committee
President of the National Institute of Advanced Industrial Science and Technology
Outside Director of Ricoh Company, Ltd.
		Apr. 1979	Joined Asahi Glass Co., Ltd. (currently, AGC Inc.) (“AGC”)
		Jan. 2006	Executive Officer and GM of Kansai Plant of AGC
		Jan. 2007	Senior Executive Officer and GM of Electronics & Energy General Division of AGC
		Mar. 2008	Representative Director and President & COO of AGC
		Jan. 2010	Representative Director and President & CEO of AGC
		Jan. 2015	Representative Director & Chairman of AGC
		Jan. 2018	Director & Chairman of AGC
		Jun. 2018	Outside Director of the Company (Current)
		Mar. 2020	Director of AGC
		Apr. 2020	President of the National Institute of Advanced Industrial Science and Technology (Current)

Takahisa Takahara (Jul. 12, 1961)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Representative Director, President & CEO of Unicharm Corporation Outside Director of Calbee, Inc.	Apr. 1991	Joined Unicharm Corporation
		Jun. 1995	Director of Unicharm Corporation
		Apr. 1996	Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation
		Jun. 1997	Senior Director of Unicharm Corporation
		Apr. 1998	Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation
		Oct. 2000	Senior Director, Responsible for Management Strategy of Unicharm Corporation

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Jun. 2001	Representative Director, President of Unicharm Corporation
		Jun. 2004	Representative Director, President & CEO of Unicharm Corporation (Current)
		Jun. 2021	Outside Director of the Company (Current)

Noriaki Shimazaki (Aug. 19, 1946)	Outside Director Chairman of the Audit Committee Member of the Board Risk Committee Director of Nomura Securities Co., Ltd. Outside Director of Loginet Japan Co., Ltd.	Apr. 1969	Joined Sumitomo Corporation
		Jun. 1998	Director of Sumitomo Corporation
		Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
		Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
		Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation
		Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
		Jan. 2009	Trustee of the IASC Foundation (currently, IFRS Foundation)
		Jul. 2009	Special Advisor of Sumitomo Corporation
		Jun. 2011	Director of the Financial Accounting Standards Foundation Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association
		Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office Advisor of the Japanese Institute of Certified Public Accountants (Current)
		Jun. 2016	Outside Director of the Company (Current) Director of Nomura Securities Co., Ltd. (Current)
		Aug.2019	Senior Advisor of the IFRS Foundation Asia-Oceania Office (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Mari Sono (Feb. 20, 1952)	Outside Director Member of the Audit Committee Auditor of WASEDA University	Oct. 1976	Joined NISSHIN Audit Corporation (*)
		Mar. 1979	Registered as Certified Public Accountant
		Nov. 1988	Partner of CENTURY Audit Corporation (*)
		Nov. 1990	Member of “Certified Public Accountant Examination System Subcommittee”, Certified Public Accountant Examination and Investigation Board, Ministry of Finance
		Apr. 1992	Member of “Business Accounting Council”, Ministry of Finance
		Dec. 1994	Senior Partner, CENTURY Audit Corporation (*)
		Oct. 2002	Member of Secretariat of the Information Disclosure, Cabinet Office (currently, Secretariat of the Information Disclosure and Personal Information Protection Review Board, Ministry of Internal Affairs and Communications)
		Apr. 2005	External Comprehensive Auditor, Tokyo
		Jul. 2008	Senior Partner of Ernst & Young ShinNihon LLC
		Aug. 2012	Retired from Ernst & Young ShinNihon LLC
		Dec. 2013	Commissioner of the Securities and Exchange Surveillance Commission
		Jun. 2017	Outside Director of the Company (Current) *Each of the corporation is currently Ernst & Young ShinNihon LLC

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Laura Simone Unger (Jan. 8, 1961)
Outside Director
Chairperson of the Board Risk Committee
Independent Director of Navient Corporation
Independent Director of Nomura Holding America Inc.
Independent Director of Nomura Securities International, Inc.
Independent Director of Nomura Global Financial Products Inc.
Independent Director of Instinet Holdings Incorporated
		Jan. 1988	Enforcement Attorney of the U.S. Securities and Exchange Commission (SEC)
		Oct. 1990	Counsel of the U.S. Senate Committee on Banking, Housing, and Urban Affairs
		Nov. 1997	Commissioner of the SEC
		Feb. 2001	Acting Chairperson of the SEC
		Jul. 2002	Regulatory Expert of CNBC
		May 2003	Independent Consultant of JPMorgan Chase & Co.
		Aug. 2004	Independent Director of CA Inc.
		Jan. 2010	Special Advisor of Promontory Financial Group
		Dec. 2010	Independent Director of CIT Group Inc.
		Nov. 2014	Independent Director of Navient Corporation (Current)
		Jun. 2018	Outside Director of the Company (Current)

Victor Chu (Jun. 20, 1957)
Outside Director
Member of the Audit Committee
Member of the Board Risk Committee
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
J.Christopher Giancarlo (May 12, 1959)
Outside Director
Member of the Board Risk Committee
Senior Counsel of Willkie Farr & Gallagher LLP
Independent Director of the American Financial Exchange
Principal of Digital Dollar Project
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
Patricia Mosser (Feb. 14, 1956)
Outside Director
Member of the Board Risk Committee
Senior Research Scholar*
Director of the MPA Program in Economic Policy Management*
Director of Central Banking and Financial Policy*
*Positions at Columbia University, School of International and Public Affairs
Independent Director of Nomura Holding America Inc.
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

Executive Officers
The following table presents information about our Executive Officers as of June 24, 2022.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	See “ Directors ” under this Item 6.A.	See “ Directors ” under this Item 6.A.

Tomoyuki Teraguchi (Aug. 4, 1962)	See “ Directors ” under this Item 6.A.	See “ Directors ” under this Item 6.A.

Toshiyasu Iiyama (Feb. 24, 1965)	Executive Officer Head of China Committee Chief Health Officer Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2012	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2020	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Health Officer of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Takumi Kitamura (Nov. 26, 1966)	Executive Officer Chief Financial Officer Director, Executive Vice President of Nomura Securities Co., Ltd.	Apr. 1990	Joined the Company
		Apr. 2016	Executive Officer and Chief Financial Officer of the Company Executive Officer and Financial Officer of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2019	Executive Officer and Chief Financial Officer of the Company Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Financial Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.

		Oct. 2021	Executive Officer, Chief Financial Officer and Chief Administrative Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2022	Executive Officer and Chief Financial Officer of the Company (Current) Director, Executive Vice President of Nomura Securities Co., Ltd. (Current)

Sotaro Kato (Oct. 9, 1969)	Executive Officer Chief Risk Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Sep. 2002	Joined the Company
		Apr. 2020	Executive Officer and Chief Risk Officer of the Company (based in New York) (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

Yosuke Inaida (Oct. 6, 1967)	Executive Officer Chief Compliance Officer	Apr. 1991	Joined the Company
		Apr. 2015	Senior Managing Director of Nomura Securities Co., Ltd.

		Apr. 2020	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2022	Executive Officer and Chief Compliance Officer of the Company (Current) Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Toru Otsuka (Jun. 5, 1967)	Executive Officer Chief Strategy Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1991	Joined the Company
		Apr. 2018	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.

		May. 2019	Senior Managing Director and Chief Strategy Officer of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Strategy Officer of the Company (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)
B. Compensation of Statutory Officers
Our compensation program for our statutory officers is outlined as following.
1.    Compensation Program of Statutory Officers

Items	Overview of our Compensation Program of Statutory Officers
Key performance indicator (KPI) regarding Performance-Linked Compensation	Return on Equity (ROE)

Determination method for amounts of Performance-Linked Compensation	Determined by considering qualitative evaluation etc. by the Compensation Committee, based on the level of achievement in actual value against the target value regarding KPI.

Determination method for compensation of each Statutory Officers	Determined by reflecting individual roles and responsibilities, respective jurisdiction’s regulations and compensation level etc. in addition to other qualitative elements.

Nominating Committee and Compensation Committee	Chairman: Kazuhiko Ishimura (outside director) Member: Takahisa Takahara (outside director) Member: Koji Nagai (chairman of board of directors, non-executive director)
2.    Compensation Policy and Compensation Scheme
(1) Compensation policy
We have developed Nomura Group compensation policy for all the employees and statutory officers (“Basic Policy”) and Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc. (“NHI”) (“Policy for Statutory Officers”) to enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. The Compensation Committee has been setting those policies with discussion for its appropriateness on every fiscal year.
Separately, we have established compensation policy for Nomura Group officers and employees, including senior managing directors of NHI and directors of subsidiaries of NHI but excluding Directors and Executive officers of NHI. This policy is referred to as the “Employee Policy”.
< Overview of Nomura’s Compensation Policy Structure >

<a> ”Basic Policy” is as follows:
Nomura Group has established compensation policy for Nomura Group officers and employees, including directors and executive officers of NHI. This policy is referred to as the “Basic Policy” and is as follows.
Compensation Governance
As a company with three Board Committees structure, pursuant to Japanese corporate law, NHI has established an independent statutory Compensation Committee. Majority the Committee members are outside directors. The Committee has established both the Basic Policy and a Compensation Policy for Directors and Executive Officers of NHI, on the basis of which it considers and determines the details of individual compensation for Directors and Executive Officers of NHI.
With respect to the relevant policies and total compensation funding for Nomura Group officers and employees other than the Company’s directors and executive officers, certain decisions regarding employment and remuneration matters are delegated to the “Human Resources Committee” (“HRC”) by Executive Management Board of NHI. The HRC is chaired by the Group CEO and at a minimum is composed of the Chief Finance Officer and Chief Risk Management Officer. The HRC considers and determine the above mentioned matters by cooperating with the remuneration committees in each region.
Compensation Policies and Practices
Nomura Group recognizes that its employees are key in contributing to society in line with its mission of “We help to enrich society through our expertise in capital markets”.
Compensation for Nomura Group employees is designed to support achieving sustainable corporate growth, increasing enterprise value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of all Nomura shareholders. In addition, in order to ensure that Numara Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations.

1) Sustainable corporate growth and increasing enterprise value over the medium and long-term
Compensation for Nomura Group employees aims to realize Nomura Group corporate philosophy, to promote healthy corporate culture and behaviour in line with Nomura Group “Code of Conduct” and to facilitate a greater alignment with the environmental, social and governance (“ESG”) considerations.
Based on the
pay-for-performance
principle, compensation supports Nomura Group business strategy, objectives and the aim of sustainable growth and increasing enterprise value over the medium and long-term, while at the same time it ensures the maintenance of sound and market-competitive remuneration practices.
2) Sound and effective risk management
Nomura Group maintains a sound and effective risk management with an appropriate risk appetite. The Company adjusts the performance measurement standards and indicators when determining compensation by considering both financial and non-financial
risks in each business. The qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration, which may include a reduction resulting from a disciplinary action.
3) Alignment of interests with shareholders
For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-related remuneration linked to shares of NHI with an appropriate deferral period applicable, in order to ensure an alignment with the shareholders’ interests.
In addition, when granting stock-related compensation, in the event of a material revision of Nomura Group financial statements or a material violation of Nomura Group rules and policies, employees’ compensation may be subject to suspension, reduction, forfeiture of rights, or for some employees even re-payment
(so-called
“clawback”).
Approval and Revision of the Basic Policy
The approval, amendment or repeal of the Basic Policy can be made by the Compensation Committee of NHI.
<b> ”Policy for Statutory Officers” is as follows:
Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.
1) Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•
With respect to Executive Officers, a portion of base salary may be paid in equity-linked awards with appropriate vesting periods to ensure that medium to long-term interests of Executive Officers are closely aligned with those of shareholders.

2) Annual Bonus

•
Annual bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•	In principle, certain portion of annual bonus payment should be deferred.

•
With respect to the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the annual bonus is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s). In addition, qualitative evaluation should be reflected when determining final annual bonus amount.

•
With respect to Directors and other Executive Officers, amount of annual bonus is determined with the annual bonus of Group CEO as standard baseline, taking into consideration the roles and responsibilities, local remuneration regulations and compensation levels in each jurisdiction etc., in addition to the qualitative evaluation of the individual.

•	Audit Committee members and Outside Directors are not bonus-eligible in order to maintain and ensure their independence from business execution.

•	Mid-term Incentive Plan
In principle, certain portion of annual bonus should be deferred and paid in an equity-linked awards with appropriate vesting periods in lieu of cash to ensure that medium-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

•	Clawback
In specific circumstances, unvested bonus may be required to be forfeited. Any voluntary resignation, material modification of Nomura’s financial statements, material breach of Nomura’s internal policies and regulations, amongst others, may render such forfeiture. Additionally, in certain jurisdictions, clawback provisions may apply to already paid and/or vested bonus.
3) Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities, performance etc.

•
Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity-linked awards with appropriate vesting periods to ensure that long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

<c> ”Employee Policy” is as follows:
Based on the “Basic Policy”, Nomura Group has established compensation policy for Nomura Group officers and employees, including senior managing directors of NHI and directors of subsidiaries of NHI but excluding directors and executive officers of NHI. This policy is referred to as the “Employee Policy” and is as follows.
Matters not provided for in the Employee Policy shall be governed by the provisions of the Basic Policy.
Compensation Governance
Supervised by NHI Human Resources Committee (“HRC”), the regional committees governing employee compensation are composed of representatives of Finance, Risk Management, Compliance, Human Resources, and other departments as appropriate. These committees implement Nomura Group global compensation governance rules.
The proposed compensation of Control Function staff (Risk Management, Compliance, Internal Audit) shall not be determined by the front office business and the performance evaluation of such staff shall not be determined solely by the financial performance of the business for which such staff are responsible.

Compensation Policies and Practices
Nomura Group recognizes that its employees are key in contributing to society in line with its mission of “We help to enrich society through our expertise in capital markets”.
Compensation for Nomura Group employees is designed to support achieving sustainable corporate growth, increasing enterprise value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of all NHI shareholders. In addition, in order to ensure that Nomura Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations.
1) Sustainable corporate growth and increasing enterprise value over the medium and long-term
Compensation for Nomura Group employees aims to realize Nomura Group corporate philosophy which underpins its Mission of Contributing to Society and its Vision of being a Trusted Partner, being based on the Values of Entrepreneurial Leadership, Teamwork and Integrity, to promote healthy, diverse corporate culture and the right behaviour in line with Nomura Group “Code of Conduct” and to facilitate a greater alignment with the environmental, social and governance (“ESG”) considerations.
Based on the
pay-for-performance
principle, compensation supports Nomura Group business strategy, objectives and the aim of sustainable growth and increasing enterprise value over the medium and long-term, while at the same time it ensures the maintenance of sound and market-competitive remuneration practices.
Compensation at Nomura reflects and aligns with the performance of Nomura Group as a whole, its divisions, as well as individual employees, taking into account both the business strategy and market considerations.
2) Sound and effective risk management
Nomura Group maintains a sound and effective risk management with an appropriate risk appetite. It adjusts the performance measurement standards and indicators when determining compensation by considering both financial and non-financial
risks in each business, taking a holistic approach. The qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration, which may include a reduction resulting from a disciplinary action. Risk Management, Compliance and Finance divisions provide key inputs into the overall risk and performance assessment to ensure appropriate consideration of these factors.
The compensation package offered to Nomura Group employees comprises two key elements:

•	Fixed compensation—reflects the role, responsibilities and experience of the employee; and

•
Variable compensation—intends to incentivise performance, promote the right behaviours, drive employee growth and development. For higher paid employees, a portion of the variable compensation may be deferred, balancing short-term with medium and long-term interests of Nomura Group.

Nomura Group seeks to balance the components of compensation between fixed and variable according to the employee’ role and seniority. In principle, the percentage of deferral increases as an employee’s compensation increases. Guaranteed compensation is allowed only in limited circumstances such as new hire or, where allowed, strategic business needs. Multi-year guarantees are typically prohibited.
3) Alignment of interests with shareholders
Deferred variable compensation is intended to align the interests of employees and NHI shareholders, and to encourage a long-term, sustainable approach to the management of the Company by senior management and more highly paid employees. For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-related remuneration linked to shares of NHI with an appropriate deferral period applicable, in order to ensure an alignment with the shareholders’ interests.
In addition, when granting stock-related compensation, in the event of a material revision of Nomura Group financial statements or a material violation of Nomura Group rules and policies, employees’ compensation may be subject to suspension, reduction, forfeiture of rights, or for some employees located in specific jurisdictions/regions even re-payment
(so-called
“clawback”).
Approval and Revision of the Employee Policy
The approval, amendment or repeal of the Employee Policy can be made by the HRC.
(2) Scheme and details of Compensation for Directors and Executive Officers
1) Scheme of Compensation and Directors and Executive Officers and calculation method.

The result of TC for the President and the Group CEO regarding the fiscal year ended as of March 31, 2022 is as follows.

			(Millions of yen, except percentages)
Base Salary (Fixed Compensation)			Annual Bonus (Variable Compensation)			Total Compensation (TC)
Base cash salary	Equity-linked compensation	Subtotal	Cash Bonus	Deferred Compensation	Subtotal
102.0	17.4	119.4	116.5	116.5	233.0	352.4
28.9%	4.9%	33.9%	33.1%	33.1%	66.1%	100.0%

The percentage of Base Salary (Fixed Compensation) and Annual Bonus (Variable Compensation) in TC is approximately 35% : 65%. Also, Base Salary (Fixed Compensation) includes equity-linked compensation, which is delivered by Nomura’ shares after the relevant fiscal year, same as deferred compensation. To be in line with overall responsibility of business execution of the Nomura Group, approximately 40% (equity-linked compensation, which is a part of Base Salary (Fixed Compensation), and deferred compensation) of TC are paid as equity-linked compensation, which leads to the alignment of interest with shareholders and appropriate medium-term incentives.
2) Calculation method of the Annual Bonus
<Outline of calculation method>
In calculating the Annual Bonus for the Directors and the Executive Officers, a different calculation method is applied depending on the position.
<Specific calculation method by position>

•
With respect to the President and the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the Annual Bonus is calculated based on the level of achievement in actual value against the target value regarding ROE. In addition, Total Compensation (hereafter “TC”) , including the Base Salary and the Annual Bonus, is determined by considering, as needed, qualitative evaluation etc. by the Compensation Committee.

•
With respect to the Directors and Executive Officers other than the Group CEO, their Annual Bonus and TC are determined based on the ones of the Group CEO, reflecting individual roles and responsibilities, respective jurisdiction’s regulations and compensation level etc. in addition to other qualitative elements.

•	With respect to the Director of the audit committee member and Outside Directors are out of scope of the Annual Bonus in order to keep independency from business execution.
<Actual value regarding the performance indicator used for the calculation of the Annual Bonus >

Performance Indicator	Target value	Actual value for the Fiscal Year
ROE	8.0%	5.1%

3)	Matters relating to Non-Monetary Compensation
(1) Deferred Compensation (equity-linked compensation)
The Company sets half of the amount of the Annual Bonus of the Directors and Executive Officers. In principle, equity-linked compensation (Restricted Stock Unit (“RSU”), Notional Stock Unit (“NSU”) ) that falls under the
Non-Monetary
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

NSU awards
•  Linked to the price of Nomura’s common stock and cash-settled.

•  Same as RSU awards, graded vesting period is set as three years in principle.

•  Following the introduction of RSU as a principle vehicle in 2,018 NSU awards are less commonly used in Nomura.

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
The deferral period over which our deferred compensation awards vest is generally three or more years. This is in line with the “Principles for Sound Compensation Practices” issued by the Financial Stability Board which recommends, among other things, a deferral period of three or more years.

(4) Clawback prescribed in Deferred Compensation
Any voluntary resignation, material modification of the financial statements, material breach of Nomura’s internal policies and regulations etc. are subject to forfeiture, reduction or clawback (Conclusion of individual contracts including “clawback clause”).
3.    Compensation for Directors and Executive Officers
Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, a Compensation Committee of Nomura determines compensation of its Directors and Executive Officers in accordance with our applicable compensation policies.
3-1. Aggregate compensation
1) Aggregate Compensation for Directors and Officers
Millions of yen

Officer Category	Headcount (Note 1)	Base Salary etc. (Note 2, 3)	Performance- linked Compensation (Note 4)	Non-monetary Compensation (Note 5)	Total
Directors	13	¥323	¥70	¥63	¥456
(Outside Directors included in above)	(10)	(166)	( —)	( —)	(166)
Executive Officers	7	¥430	¥301	¥258	¥989
Total	20	¥753	¥371	¥321	¥1,445

(1)
The number of people includes 3 Directors and 1 Executive Officer who retired in June 2021. There were 10 Directors and 6 Executive Officers as of March 31, 2022. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.

(2)	Base Salary of ¥753 million includes other compensation (commuter pass allowance) of ¥60 thousand.
(3)	In addition to base salary of Executive Officers, ¥16 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
(4)	Out of the Annual Bonus, amounts to be paid in cash after the Fiscal Year close are shown.
(5)
Deferred compensation (such as RSU and stock options) granted during and prior to the fiscal year ended March 31, 2022 is recognized as expense in the financial statements for the fiscal year ended March 31, 2022.

(6)	Subsidiaries of the Company paid ¥56 million to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the fiscal year ended March 31, 2022.

2) Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation (1)
Name	Company	Category	Base Salary	Equity Compensation (RSUs)	Total	Cash Bonus	Deferred Compensation (RSUs, etc.)	Total	Total
Koji Nagai	Nomura	Chairman of the Board of Directors	¥91.2	¥0	¥91.2	¥69.9	¥69.9	¥139.8	¥231.0
Kentaro Okuda (2)	Nomura	Director, Representative Executive Officer (Group CEO)	¥102.0	¥17.4	¥119.4	¥116.5	¥116.5	¥233.0	¥352.4
Tomoyuki Teraguchi	Nomura	Director, Representative Executive Officer	¥75.6	¥14.4	¥90.0	¥65.0	¥65.0	¥130.0	¥220.0
Toshiyasu Iiyama	Nomura	Executive Officer	¥66.0	¥13.2	¥79.2	¥45.4	¥45.4	¥90.8	¥170.0
Takumi Kitamura	Nomura	Executive Officer	¥60.0	¥13.2	¥73.2	¥28.4	¥28.4	¥56.8	¥130.0
Sotaro Kato	Nomura	Executive Officer	¥51.3	¥9.6	¥60.9	¥23.3	¥23.3	¥46.6	¥107.5
Toru Otsuka	Nomura	Executive Officer	¥54.0	¥9.6	¥63.6	¥22.7	¥22.7	¥45.4	¥109.0

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2022.
(2)	In addition to basic compensation, ¥16 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
The following table presents a summary of the meetings held by our Compensation Committee during the year ended March 31, 2022, a summary of key matters discussed and also whether all members of the Committee attended the meeting.

Date	Summary of the discussion and the resolution	Attendance records of the member
April 15, 2021	Discussion: Annual bonus for the year ended Mar 31, 2021	All members attended
April 27, 2021	Resolution: Annual bonus for the year ended Mar 31, 2021	All members attended
May 14, 2021
Resolution: Transformation of the determination process of the Directors and Executive Officers compensation (bonus).
Discussion: Updating disclosure material to meet a revised Japan Corporate Law requirement.
Discussion: Revision of the Compensation Policy for Directors and Executive Officers of NHI.
All members attended
June 20, 2021	Resolution: Reduction in base salary for certain Executive Officers	All members attended
July 1, 2021
Resolution: The appointment of the Director with the right to convoke the board of directors meetings and the Director who reports the executions of the committee’s duties to the board of the directors meetings.
Resolution: The compensation policies
All members attended

Date	Summary of the discussion and the resolution	Attendance records of the member
Resolution: Individual base salary of the Directors and Executive Officers Discussion: Transformation of the determination process of the Directors and Executive Officers compensation (bonus).
August 30, 2021	Resolution: Granting RSUs to the Directors and Executive Officers.	All members attended
September 24, 2021
Resolution: Individual base salary of the Directors.
Discussion: Revision of the Compensation Policy of Nomura Group
Resolution: Revision of the Compensation Policy for Directors and Executive Officers of NHI.
Discussion: Establishment of the Nomura Group Compensation Policy for Employees
All members attended
December 6, 2021	Resolution: Revision of the Compensation Policy of Nomura Group	All members attended
March 24, 2022	Resolution: Individual base salary of the Directors and Executive Officers.	All members attended
Through discussion and resolution of the above topics, our Compensation Committee confirmed that compensation for our Directors and Executive Officers in respect of the year ended March 31, 2022 are appropriate and consistent with our relevant compensation policies. Outlines of the above meetings have been reported to our Board of Directors.
Stock Acquisition Rights (“SARs”)
The following table presents information regarding unexercised Stock Acquisition Rights as of March 31, 2022.

	March 31, 2022
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.48	June 5, 2012	34,300	From April 20, 2017 to April 19, 2022	¥1	¥0
Stock Acquisition Rights No.50	June 5, 2012	36,400	From October 20, 2016 to April 19, 2022	¥1	¥0
Stock Acquisition Rights No.58	June 5, 2014	124,800	From April 20, 2017 to April 19, 2022	¥1	¥0
Stock Acquisition Rights No.64	June 5, 2015	133,900	From April 20, 2017 to April 19, 2022	¥1	¥0
Stock Acquisition Rights No.65	June 5, 2015	799,300	From April 20, 2018 to April 19, 2023	¥1	¥0
Stock Acquisition Rights No.68	November 18, 2015	2,565,800	From November 18, 2017 to November 17, 2022	¥801	¥0
Stock Acquisition Rights No.69	June 7, 2016	138,200	From April 20, 2017 to April 19, 2022	¥1	¥0
Stock Acquisition Rights No.70	June 7, 2016	883,400	From April 20, 2018 to April 19, 2023	¥1	¥0
Stock Acquisition Rights No.71	June 7, 2016	1,162,400	From April 20, 2019 to April 19, 2024	¥1	¥0

	March 31, 2022
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.74	November 11, 2016	2,365,400	From November 11, 2018 to November 10, 2023	¥593	¥0
Stock Acquisition Rights No.75	June 9, 2017	729,700	From April 20, 2018 to April 19, 2023	¥1	¥0
Stock Acquisition Rights No.76	June 9, 2017	908,400	From April 20, 2019 to April 19, 2024	¥1	¥0
Stock Acquisition Rights No.77	June 9, 2017	1,280,000	From April 20, 2020 to April 19, 2025	¥1	¥0
Stock Acquisition Rights No.78	June 9, 2017	398,600	From April 20, 2021 to April 19, 2026	¥1	¥0
Stock Acquisition Rights No.79	June 9, 2017	809,900	From April 20, 2022 to April 19, 2027	¥1	¥0
Stock Acquisition Rights No.80	June 9, 2017	136,200	From April 20, 2023 to April 19, 2028	¥1	¥0
Stock Acquisition Rights No.81	June 9, 2017	136,200	From April 20, 2024 to April 19, 2029	¥1	¥0
Stock Acquisition Rights No.82	June 9, 2017	202,100	From October 30, 2017 to October 29, 2022	¥1	¥0
Stock Acquisition Rights No.84	November 17, 2017	2,475,300	From November 17, 2019 to November 16, 2024	¥684	¥0
Stock Acquisition Rights No.85	November 20, 2018	2,310,300	From November 20, 2020 to November 19, 2025	¥573	¥0

(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.
(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.
SARs Held by Directors and Executive Officers of Nomura
The following table presents details of Stock Acquisition Rights held by Directors and Executive Officers as of March 31, 2022.

	March 31, 2022
		Numbers of Holders
Series of SARs	Number of Shares under SARs	Directors and Executive Officers (excluding Outside Directors)
Stock Acquisition Rights No.65	438	2
Stock Acquisition Rights No.70	635	3
Stock Acquisition Rights No.71	634	3
Stock Acquisition Rights No.75	687	3
Stock Acquisition Rights No.76	687	3
Stock Acquisition Rights No.77	684	3
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
The Company has a corporate governance structure that separates management oversight functions from business execution functions (“Company with Three Board Committees”). Through this governance structure, the Company aims to strengthen management oversight, increase the transparency of the Company’s management and expedite the decision-making process within the Nomura Group. An outline of the Company’s Board of Directors, Nomination Committee, Audit Committee and Compensation Committee is provided below.
Board of Directors
The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed twenty. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met twelve times during the fiscal year ended March 31, 2022. As a group, the Directors attended 100% of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. As of June 20, 2022, the members of the Board of Directors are Koji Nagai, Kentaro Okuda, Tomoyuki Teraguchi, Shoji Ogawa, Kazuhiko Ishimura, Takahisa Takahara, Noriaki Shimazaki, Mari Sono, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser. Koji Nagai is the Chairman of the Board.
Nomination Committee
The Nomination Committee, in accordance with the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met seven times during the fiscal year ended March 31, 2022. As a group, the member Directors attended all of the meetings of the Nomination Committee during the year. As of June 20, 2022, the members of the Nomination Committee are Koji Nagai, a Director not concurrently serving as an Executive Officer, and Outside Directors Kazuhiko Ishimura and Takahisa Takahara. Kazuhiko Ishimura is the Chairman of this Committee.
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
The Audit Committee met twenty-four times during the fiscal year ended March 31, 2022. As a group, the member Directors attended all of the meetings of the Audit Committee during the year. As of June 20, 2022, the members of the Audit Committee are Shoji Ogawa (a full-time member of the Audit Committee) and Outside Directors, Noriaki Shimazaki, Mari Sono and Victor Chu. Noriaki Shimazaki is the Chairman of this Committee.
Compensation Committee
The Compensation Committee, in accordance with the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each Director and Executive Officer’s actual compensation. The Compensation Committee met nine times during the fiscal year ended March 31, 2022. As a group, the member Directors attended all of the meetings of the Compensation Committee during the year. As of June 20, 2022, the members of the Compensation Committee are Koji Nagai, a Director not concurrently serving as an Executive Officer, and Outside Directors Kazuhiko Ishimura and Takahisa Takahara. Kazuhiko Ishimura is the Chairman of this Committee.
Board Risk Committee
The Board Risk Committee is a
non-statutory
organ, in accordance with the Company’s Regulations of the Board Risk Committee, of which purpose is to assist the Board of Directors in supervising Nomura Group’s risk management and to contribute to sophistication of the risk management. At meetings of the Board Risk Committee, to further strengthen the risk management of Nomura Group, consent to the Risk Appetite Statement and the main design of the risk management framework, analysis of risk environment/verification results and future projections, supervision of overall execution of risk management and medium- to long-term risk strategies are mainly deliberated. The status of execution of the function in the Board Risk Committee is reported to the Board of Directors. The Board Risk Committee met four times during the fiscal year ended March 31, 2022. As a group, the member Directors attended all of the meetings of the Board Risk Committee during the year. As of June 20, 2022, the members of the Board Risk Committee are Outside Directors Laura Simone Unger, Noriaki Shimazaki, Victor Chu, J. Christopher Giancarlo and Patricia Mosser, and Shoji Ogawa, a Director not concurrently serving as an Executive Officer. Laura Simone Unger is the Chairperson of this Committee.
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
Directors and Officers Liability Insurance Contracts
The Company has entered into directors and officers liability insurance contracts set forth in Article
430-3,
Paragraph 1 of the Companies Act with insurance companies, which have persons such as directors, executive officers, senior managing directors, auditors, and senior employees of the Company and its subsidiaries as insured persons. Under such insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured at the Company, and all insurance premiums of insureds have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers.
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
D. Employees.
The following table shows the number of our employees as of the dates indicated:

	March 31,
	2020	2021	2022
Japan	15,748	15,330	15,213
Europe	2,691	2,769	2,820
Americas	2,120	2,152	2,257
Asia and Oceania	6,070	6,151	6,295

Total	26,629	26,402	26,585

As of March 31, 2022, we had 15,213 employees in Japan, including 8,265 in our Retail Division, 1,013 in our Investment Management Division and 1,701 in our Wholesale Division. In overseas, we had 11,372 employees, of which 2,820 were located in Europe, 2,257 in the Americas, and 6,295 in Asia and Oceania.
As of March 31, 2022, 8,371 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. The Company and labor union communicate frequently in order to resolve labor-related matters.
We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.

E. Share Ownership.
The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2022. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.
Directors

Name	Number of Shareholdings
Koji Nagai	393,142
Kentaro Okuda	264,038
Tomoyuki Teraguchi	248,877
Shoji Ogawa	38,618
Kazuhiko Ishimura	—
Takahisa Takahara	881
Noriaki Shimazaki	25,630
Mari Sono	—
Laura Simone Unger	(1,000ADR	) (1)
Victor Chu	—
J.Christopher Giancarlo	—
Patricia Mosser	—

Total	971,186

(1)	ADRs are not included in the total.
Executive Officers

Name	Number of Shareholdings
Kentaro Okuda	See above
Tomoyuki Teraguchi	See above
Toshiyasu Iiyama	95,194
Takumi Kitamura	64,294
Sotaro Kato	8,290
Yosuke Inaida	84,293
Toru Otsuka	27,732

Total	279,803

For information regarding stock options granted to our Directors and Executive Officers, see Item 6.B “
Compensation
” of this annual report.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
According to a statement on Schedule 13G (Amendment No.7) filed by BlackRock, Inc. with the SEC on February 3, 2022, BlackRock, Inc. owned 206,811,679 shares, representing 6.40% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2022.
According to a statement on Schedule 13G (Amendment No.2) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 4, 2022, Sumitomo Mitsui Trust Holdings, Inc. owned 176,175,500 shares, representing 5.40% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2022.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2022, there were 281 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 373,610,477 shares of the Company’s common stock, representing 11.6% of Nomura’s then issued common stock. As of March 31, 2022, there were 36,833,403 ADSs outstanding, representing 36,833,403 shares of the Company’s common stock or 1.1% of Nomura’s then issued common stock. Our major shareholders above do not have different voting rights.
B. Related Party Transactions.
Nomura Research Institute, Ltd.
NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.
We held 24.5% of NRI’s outstanding share capital as of March 31, 2022.
For the year ended March 31, 2022, we purchased ¥12,760 million worth of software and computer equipment and paid ¥45,103 million for other services to NRI, while received ¥847 million from NRI.
Nomura has sold 14,105,000 ordinary shares it held at ¥50,002 million to NRI in response to its own share repurchase through off-floor trading
(ToSTNeT-3)
on June 22, 2021. As a result of the transaction, a gain of ¥36,249 million was recognized in earnings within
Revenue—Other
during the year ended March 31, 2022.
See also Note 19 “
Affiliated companies and other equity-method investees
” in the consolidated financial statements included in this annual report.
Directors
During the fiscal year ended March 31, 2022, no loans that were outstanding were made to our directors other than in the normal course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, involving no more than the normal risk of collectability and presenting no other unfavorable features.
C. Interests of Experts and Counsel.
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.
Financial Statements
The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.
Legal Proceedings
For a discussion of our litigation and related matters, see Note 20 “
Commitments, contingencies and guarantees
” in the consolidated financial statements included in this annual report.
Dividend Policy
For our dividend policy, see Item 5.B
“Liquidity and Capital Resources
—
Capital Management
—
Dividends” in
this annual report.

B. Significant Changes.
Except as disclosed in this annual report, there have been no significant changes since March 31, 2022.
Item 9. The Offer and Listing
A. Offer and Listing Details.
See Item 9.C. “
The Offer and Listing—Markets
”.
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
Not applicable.

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
The dividend is taxable when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is distributed is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable
return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect generally to treat distributions we make as dividends.
Subject to certain limitations, the Japanese tax withheld in accordance with the
Japan-U.S.
Tax Treaty and paid over to Japan will be creditable against your U.S. federal income tax liability. However, under recently issued United States Treasury regulations, it is possible that such withholding tax will not be creditable unless you are eligible to claim the benefits of the Japan-U.S. Tax Treaty and elect to apply the Japan-U.S. Tax Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available under Japanese law or the
Japan-U.S.
Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.
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
Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Canada, Denmark, Finland,

Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore. Under the
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
A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks. Furthermore, in response to the U.S. Prime Brokerage Event, we are in the process of reviewing our risk management framework for considering improvements thereto. Each of these key components is explained in further detail in this Item 11.
As a part of the efforts to enhance the risk management governance, the Board Risk Committee (the “BRC”) was formally established on October 29, 2021 to discuss important risks independently of the execution side within the high-level governance structure. The BRC assists the Board of Directors (the “BoD”) in supervising such matters as (i) providing consent to Risk Appetite Statement, (ii) providing consent to the main design of the risk management framework, (iii) results of analysis and verification or future forecasts of risk environment, and (iv) supervision over execution state of the overall risk management and medium- to long-term risk strategies for contributing to the sophistication of the Group’s risk management. Besides, the Group Integrated Risk Management Committee (the “GIRMC”) was formally changed its name to the Group Risk Management Committee (the “GRMC”), further ensuring global representatives and efficiency in the operations, with an intention to increase the senior management’s involvement in risk management, stimulate dialog and analysis further, and effectively coordinate with the BRC of supervisory side.
Nomura engages in the risk management through the Three Lines of Defense framework.

•
First Line of Defense: All executives and employees of the front office for Financial Risk and all executives and employees for
Non-Financial
Risk are primarily responsible for risk management and assume the consequences associated with business execution and to provide evidence and justify that the risk arising from their business activities is in line with risk appetite.

•
Second Line of Defense: The department responsible for risk management supports and monitors management activities on the First Line of Defense and reports to boards and the senior management. In addition, the Second Line independently evaluates risk management governance established by the First Line.

•
Third Line of Defense: The Internal Audit function examines and evaluates the risk management from an independent standpoint, provides advice for improvement, and reports the examination and evaluation are reported to the Audit Committee.

Risk Appetite
Nomura has determined the types and levels of risk that it will assume in pursuit of its strategic objectives and business plan and has articulated this in its Risk Appetite Statement. This document is jointly submitted by the Chief Risk Officer (the “CRO”), the Chief Financial Officer (the “CFO”) and the Chief Compliance Officer (the “CCO”) to the Executive Management Board (the “EMB”) for approval. It will then be further reviewed at the BRC through the authority to consent to the relevant proposal raised by the executive side.
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

Board Risk Committee
The BRC provides specialized oversight to deepen the oversight functions of the BoD. To ensure a high degree of independence, the BRC is chaired by an outside director. The BRC contributes to more sophisticated Group risk management mainly in the areas outlined below:

•	Amendment and abolition of the Risk Appetite Statement

•	Change in risk management framework

•	Results of analysis and verification or future forecasts of risk environment

•	Execution state of the overall risk management and medium- to long-term risk strategies
Executive Management Board
The EMB deliberates on and determines management strategy, the allocation of management resources and important management matters of Nomura, and seeks to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the GRMC. Key responsibilities of the EMB include the following:

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
Group Risk Management Committee
Upon delegation from the EMB, the GRMC deliberates on or determines important matters concerning integrated risk management of Nomura to assure the sound and effective management of its businesses. The GRMC establishes a framework of integrated risk management consistent with Nomura’s risk appetite. The GRMC supervises Nomura’s risk management by establishing and operating its risk management framework. The GRMC reports the status of key risk management issues and any other matters deemed necessary by the committee chairman to the BoD and the EMB.
In addition, the GRMC, upon delegation from the EMB, has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.
Nomura Group Conduct Committee
Upon delegation from the EMB, the Nomura Group Conduct Committee deliberates on the matters necessary for compliance and conduct risk management to assure the sound and effective management of its businesses
.
Global Portfolio Committee (the “GPC”)
Upon delegation from the GRMC, the GPC deliberates on or determines matters in relation to the management of Financial Risks of the Wholesale Division, in addition to global portfolio concentration risk.

Asset Liability Committee (the “ALCO”)
Upon delegation from the EMB and the GRMC, the ALCO deliberates on, based on Nomura’s risk appetite determined by the EMB, balance sheet management, financial resource allocation, liquidity management and related matters. The ALCO reports to the GRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.
Global Transaction Committee (the “GTC”)
Upon delegation from the GPC, the GTC deliberates on or determines individual transactions in line with Nomura’s risk appetite determined by the EMB and thereby seeks to assure the sound and effective management of Nomura’s businesses.
Transaction Profile Review Committee (the “TPC”)
Upon delegation from the GRMC, the TPC deliberates on and makes decisions on matters relating to transactions and/or clients/counterparties that require consideration of the Nomura Group’s reputational risk in view of the Nomura Group’s Code of Conduct and Risk Appetite Statement, thereby ensuring the sound and effective management of the businesses.
Other Committees
Model Risk Management Committees such as the Global Risk Analytics Committee and the Model Risk Analytics Committee deliberate on or determine matters concerning the development, management and strategy of models upon delegation from the CRO. The primary responsibility of these committees is to govern and provide oversight of model management, including the approval of new models and significant model changes. Both committees report significant matters and material decisions taken to the CRO on a regular basis. The Global Collateral Steering Committee deliberates on or determines Nomura’s collateral risk management, including concentrations, liquidity, collateral re-use,
limits and stress tests, provides direction on Nomura’s collateral strategy and ensures compliance with regulatory collateral requirements upon delegation from the CRO.
Chief Risk Officer
The CRO is responsible for setting the overall strategy and direction of the Risk Management Division. The CRO is responsible for supervising the Risk Management Division and maintaining the effectiveness of the risk management framework independently from the business units within Nomura. The CRO regularly reports on the status of Nomura’s risk management to the GRMC, and reports to and seeks the approval of the GRMC on measures required for risk management.
Chief Financial Officer
The CFO is responsible for overall financial strategy of Nomura, and has operational authority and responsibility over Nomura’s liquidity management based on decisions made by the EMB.
Chief Compliance Officer
The CCO is responsible for supervising the Legal, Compliance and Controls Division (the “LCC Division”) and maintaining the effectiveness of the non-financial
risk management framework (operational risk and reputational risk).
Risk Management Division, Finance Division and LCC Division
The Risk Management Division, the Finance Division and the LCC Division comprise various departments or units established independently from Nomura’s business units. These three divisions are responsible for establishing and operating risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive Officers/Senior Managing Directors and the GRMC and others, as well as reporting to regulatory bodies and handling regulatory applications concerning risk management methods and other items as necessary. Important risk management issues are closely communicated between these three divisions and the CRO, CFO and CCO. The CRO, CFO and CCO regularly attend the EMB and the GRMC meetings to report specific risk issues.
Risk Policy Framework
Policies and procedures are essential tools of governance and define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. Risk management operations are designed to function in accordance with these policies and procedures.
Monitoring, Reporting and Data Integrity
Development, consolidation, monitoring and reporting of risk management information (“MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division, the Finance Division and the LCC Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflect the use of the various risk tools used to identify and assess those risks. These three divisions are responsible for implementing appropriate controls over data integrity for risk MI.
Risk Management Enhancement Program
U.S. Prime Brokerage Event
In March 2021, following the default of one of our prime brokerage clients in the United States on its obligations to post additional margin in respect of its positions with us, we issued a closeout notice to the client following which we began to wind down the positions held by us and liquidate hedges held against those positions. Due to fluctuations in the market values of the hedges against the positions and our expectation that we will not be able to recover those losses from the client, we recognized significant losses during the fourth quarter and fiscal year ended March 31, 2021, and recognized additional losses in the fiscal year ended March 31, 2022.
Our transactions with the client comprised (i) total return swaps (the “TRS transactions”), which are transactions that allow the client to obtain synthetic (i.e., derivative) long or short exposure to underlying individual equities or indices, as well as (ii) providing financing against a portfolio of securities in the client’s cash prime brokerage account. To manage credit risk in relation to prime brokerage clients, we require that prime brokerage clients deposit collateral (referred to as “margin”) in respect of their positions with us in accordance with the margin ratios applied to them. These margin ratios are determined based on the results of an internal risk assessment of the specific client and the composition of the client’s positions and may require that they post additional margin based on the effect of market movements on these ratios. TRS transactions are hedged from a market risk perspective by holding long or short positions in individual equities or indices and through derivative transactions, depending on the positions taken by the relevant client. For long equity positions taken by the client, we hold cash equity long positions in the underlying equities as well as derivative transactions. For short equity positions taken by the client, we hold cash equity short positions and derivative transactions. Lending transactions against cash prime brokerage portfolios are generally overcollateralized, and therefore not separately hedged, and we may enter into separate hedges if the value of the collateral falls.
Particularly between January and March 2021, transaction amounts and volumes with the client increased significantly as a result of changes in market prices as well as new positions entered into by the client. However, in March 2021, the market value of certain securities in which the client held a large synthetic position experienced a sharp decline, after which we requested that the client deposit additional margin with us pursuant to our contractual agreements with the client. The client defaulted on its obligation to post additional margin, and we issued a closeout notice to the client. It became clear that the client had similar large positions with other financial institutions, and that the client had also defaulted on margin calls with these financial institutions. Although we endeavored to take a disciplined approach to unwind the positions and liquidate the hedges for the TRS transactions, taking into account both market impact and our own trading losses, due to the significant volume of positions being closed by both us and the other affected financial institutions and the effect on market prices, we recognized ¥204.2 billion of losses in earnings reported within Net gain (loss) on trading in the quarter and fiscal year ended March 31, 2021. We also recognized additional provisions for current expected credit losses of ¥41.6 billion in earnings reported within other expenses during the same period against loans extended to the client collateralized by a cash portfolio of securities, reflecting the reduced likelihood of recovery on these lending transactions. All of the positions with the client were closed out and hedges liquidated by May 17, 2021, as a result of which we recognized losses of approximately ¥65.4 billion during the quarter ended June 30, 2021, of which ¥56.1 billion booked in Equities revenues as trading loss and ¥9.3 billion booked as loan loss provision in expenses.
Immediately following the incident, we conducted an internal investigation of the underlying facts, and our Audit Committee hired an external law firm to conduct a comprehensive review. In addition, we reviewed our risk management framework, centered on the prime brokerage business, and conducted a comprehensive review by third-party risk management experts on our risk management framework for the Wholesale division and our Risk Management function. Based on those, we have determined various measures to enhance risk management and its governance structure to drive it forward. We took measures to strengthen the functions of our risk management committees, including expanding the scope of our Wholesale division’s risk monitoring beyond our financing businesses to include other businesses in the Wholesale division. In addition, we established the BRC, effective October 29, 2021, which is chaired by an independent director and constituted of non-executive
directors, to discuss important risk matters from a standpoint independent of execution. At the same time, the existing committee to discuss risk management on execution side is partially reformed, from the GIRMC to the GRMC, in order to effectively coordinate with the BRC of supervisory side. For detail of the BRC and the GRMC, see ‘Risk Management Governance and Oversight’.
Moreover, to build out our platform to provide value-added products and services to our clients as a global financial services company, we have appointed Mr. Christopher Willcox, who has extensive experience with the U.S. financial services business, as the CEO & President of our U.S. subsidiaries Nomura Securities International, Inc. (our registered broker-dealer subsidiary in the U.S.) and Nomura Global Financial Products Inc. (our registered swap dealer subsidiary in the U.S.), as well as
Co-CEO
of Nomura Holding America, Inc. (the intermediate holding company for our U.S. subsidiaries), effective May 3, 2021.
Programme Governance Structure
Given our strong commitment to timely remediation of weaknesses across the firm, we have already taken several important steps to launch remediation actions and align resources to ensure successful implementation. Importantly, we have set up a robust governance process in 2021, including the Steering Committee for Enhancement of Risk Management (the “Steering Committee”) which is chaired by Group CEO, and Deputy President as vice chair. The Steering Committee deliberates on matters such as formulating and overseeing the execution of enhancement measures, securing necessary resources, and developing a global cooperation structure to ensure enhancements are achieved. Further, a Chief Transformation Officer (the “CTO”) and members of the Steering Committee will lead efforts to advance group-wide initiatives, and foster collaboration and consistency across regions. To ensure supervision of the enhancement plan at the highest level, the Steering Committee updates the EMB on a regular basis as well as reports progress of the plan directly to the BoD.
Under the leadership of the Steering Committee, detailed measures to enhance risk management have already been discussed and implementation has begun. These measures have been categorized into four areas:

business strategy, oversight, risk management, and risk culture. We have assigned an executive officer or executive-level person to each area and have prioritized the resources necessary for implementation.
Business Strategy
By clarifying our Global Markets business strategy and conducting regular reviews of the business portfolio using various methods, we continue our efforts to maintain consistency between the risk profile, and other areas such as the firm’s strategic direction, risk appetite and allocation of resources. In particular, we are committing the required resources and investments to ensure a risk management framework for safe and sound execution of the business thorough review of our businesses and strategic planning processes. For example, we have reviewed and significantly revised the strategy of the Prime Brokerage business to better align with its core capabilities, risk appetite and financial resources position.
Oversight
In order to build a more robust, global cross-border governance framework, we are reviewing the cross-border booking model and controls at local entities from front office to back office. To strengthen critical first-line risk management functions and enhance oversight of complex business activities carried out globally, we made critical hires including for newly created positions as part of efforts to strengthen business oversight, for example a Global Head of Wholesale Front Office & Risk Control and a Global Head of Wholesale Client Account Management.
Risk Management
To strengthen the risk control function in the first line and risk management function in the second line, we are in a process of significantly increasing the headcount in each line. We also plan to increase the number of employees in Internal Audit, which is the third line.
By the end of October 2021, we have already advanced expertise of our Risk Management function. To increase managers in the risk management function, strengthen our global cooperation and controls, and further enhance risk management, we assigned a new executive officer in charge of risk management at the Tokyo headquarters and implementing other initiatives. To supervise risk management enhancement initiatives and business management, and strengthen our implementation capabilities, we also newly established the Group Risk Management Head Office. The Group Risk Management Head Office monitors risk management operations globally, support the work of the CRO and bolster collaboration with relevant departments.
We are also working to improve processes related to risk appetite, by adding quantitative indicators to our Risk Appetite Statement, and by reviewing our limit framework as well as Management Information suite.
Risk Culture
We established a firm-wide programme to strengthen risk management and foster a shared sense of responsibility toward managing risks. To appropriately evaluate and embed the targeted actions, we have revised the Nomura Group Code of Conduct in March 2022, and will continue further efforts such as expanding conduct-related workshops and annual training programs to all regions, and systematically reviewing and changing policies and practices for providing incentives. To measure the progress of these initiatives, we plan to establish a framework to assess the effectiveness of the program, including risk culture surveys and other metrics.
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
” of our annual report on Form
20-F
for the fiscal year ended March 31, 2022, and “
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
Classification and Definition of Risk
Nomura classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Financial Risk

Market risk	Risk of loss arising from fluctuations in values of financial assets or debts (including off-balance
sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. It is also the risk of loss arising through a credit valuation adjustment (the “CVA”) associated with deterioration in the creditworthiness of a counterparty.

Model risk	Risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application.

Liquidity risk	Risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions.

Non-financial Risk

Operational risk	Risk of financial loss or
non-financial
impact arising from inadequate or failed internal processes, people and systems, or from external events. Operational risk includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial
risks.

Reputational risk	Possible damage to Nomura’s reputation and associated risk to earnings, capital or liquidity arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with Nomura Group’s values and corporate philosophy.

Risk Category	Definition

Other Risks

ESG: Environmental, Social and Governance (*)	ESG is a collective term for Environmental (E), Social (S) and Governance (G) factors. “Environmental” includes issues related to impacts on the natural environment, including climate change. “Social” includes interactions with stakeholders and communities, for example the approach to human rights, workplace related issues and engagement on social issues. Governance includes issues related to corporate governance, corporate behaviour and the approach to transparent reporting.

Strategic risk	Risk to current or anticipated earning, capital, liquidity, enterprise value, or the Nomura Group’s reputation arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to change in the industry or external environment.
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
Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, Value at Risk (“VaR”), Stressed VaR (“SVaR”) and Incremental Risk Charge. In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear
behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.
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
Nomura has decided to change the confidence level used to calculate its disclosed one-day
VaR from 99% to 95% effective from the end of the fiscal year ended March 31, 2022, as Nomura believes based on its historical experience that the 95th percentile measure better reflects the day-to-day
profit and loss volatility expected for the firm. In addition to data for the fiscal year ended March 31, 2022 calculated using the 95% confidence interval, pursuant to the requirements of Form
20-F,
Nomura is also providing data for the fiscal years ended March 31, 2021 and 2022 calculated using the previously-used 99% confidence interval.
VaR Backtesting
The performance of Nomura’s VaR model is closely monitored to help ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual
1-day
trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. No one-day
trading losses exceeded the 99% VaR estimate (the currently required regulatory backtesting level) at the Nomura Group level for the 250 business days ended March 31, 2022.
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
VaR metrics: 95% Confidence Interval
As described above, Nomura has decided to change the confidence level used to calculate its disclosed one-day
VaR from 99% to 95%. See “—VaR Methodology Assumption.”
One-day
VaR data using the new confidence level of 95% for the fiscal year ended March 31, 2022 is presented below.
The following graph shows the daily VaR over the last four quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

Billions of yen
As of
March 31, 2022
Equity	¥1.4
Interest rate	2.3
Foreign exchange	0.9

Subtotal	4.6
Less: Diversification Benefit	(1.9)

VaR	¥2.7

Billions of yen
For the fiscal year ended
March 31, 2022
Maximum daily VaR (1)	¥23.2
Average daily VaR (1)	4.5
Minimum daily VaR (1)	2.7

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the fiscal year ended March 31, 2022.
VaR metrics: 99% Confidence Interval
As described above, Nomura has decided to change the confidence level used to calculate its disclosed one-day
VaR from 99% to 95%. See “—VaR Methodology Assumption.”
One-day
VaR data calculated using the previous confidence level of 99% for the fiscal year ended March 31, 2022, together with comparative data for the previous fiscal year, is presented below.
The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	March 31, 2021	March 31, 2022
Equity	¥93.4	¥1.7
Interest rate	8.6	3.5
Foreign exchange	4.2	1.3

Subtotal	106.2	6.5
Less: Diversification Benefit	(12.8)	(1.7)

VaR	¥93.4	¥4.8

	Billions of yen
	For the twelve months ended
	March 31, 2021	March 31, 2022
Maximum daily VaR (1)	¥93.4	¥89.7
Average daily VaR (1)	13.6	8.2
Minimum daily VaR (1)	7.1	4.0

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the fiscal years ended March 31, 2021 and March 31. 2022.
Total VaR as of March 31, 2022 was ¥2.7 billion, comprising VaR relating to equity risk was ¥1.4 billion, VaR relating to interest rate risk was ¥2.3 billion, and VaR relating foreign exchange risk was ¥0.9 billion in each case using the 95% confidence interval.
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
Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by 9,800 million at the end of March 2021 and 10,912 million at the end of March 2022. The TOPIX closed at 1,954.00 points at the end of March 2021 and at 1,946.40 points at the end of March 2022. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.
Credit Risk Management
Credit risk is the risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance
sheet exposures. It is also the risk of loss arising through CVA associated with deterioration in the creditworthiness of a counterparty.
Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.
Credit Risk Management Framework
The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GRMC and/or Global Risk Strategic Committee, prescribe the basic principles of credit risk management and set delegated authority limits, which enables CRM personnel to set credit limits.
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
The Credit Risk Control Unit is a function within the Risk Model Validation Group (“RMVG”) which is independent of CRM. It seeks to ensure that Nomura’s internal rating system is properly reviewed and validated, and that breaks or issues are reported to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.
For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk-weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets.
Internal ratings are mapped to the probabilities of default (“PD”) which in turn are used for calculating credit risk-weighted assets. PDs are estimated annually by the Risk Methodology Group and validated by the Credit Risk Control Unit through testing of conservativeness and backtesting of PDs used in calculations.
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
Credit Risk to Counterparties in Derivatives Transaction
The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2022 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting (1)	Total Fair Value	Collateral obtained	Replacement cost (3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥50	¥25	¥5	¥4	¥39	¥(107)	¥16	¥2	¥14
AA	571	325	252	74	578	(1,454)	346	75	271
A	843	846	324	194	868	(2,658)	417	239	178
BBB	285	239	121	67	518	(838)	392	91	301
BB and lower	166	79	62	20	46	(170)	203	295	0
Other (2)	33	51	90	50	363	(648)	(61)	46	0

Sub-total	¥1,948	¥1,565	¥854	¥409	¥2,412	¥(5,875)	¥1,313	¥748	¥764
Listed	352	46	1	0	0	(158)	241	234	7

Total	¥2,300	¥1,611	¥855	¥409	¥2,412	¥(6,033)	¥1,554	¥982	¥771

(1)
Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC
210-20
“
Balance Sheet
—
Offsetting
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
Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. The breakdown of top 10 country exposures is as follows:

Top 10 Country Exposures (1)	Billions of Yen
(As of March 31, 2022)
United States	3,384
Japan	2,971
United Kingdom	1,130
Germany	589
Singapore	231
India	186
China	171
France	170
South Korea	164
Switxerland	136

(1)	The table represents the Top 10 country exposures as of March 31, 2022 based on country of risk, combining counterparty and inventory exposures

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
Russia and Ukraine war
Since the war in Ukraine began in February 2022, Nomura has been actively monitoring the impact of the conflict on the Ukraine and Russian economies, as well as on other financial markets. As of March 31, 2022, the total direct exposure of Nomura to Ukraine and Russia was not significant.
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
Operational Risk Management Framework
An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GRMC, with delegated authority from the EMB has formal oversight over the management of operational risk.
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

•
Risk and Control Self-Assessment (the “RCSA”): This process is used to identify the inherent risks the business faces, the key controls associated with those risks and relevant actions to mitigate the residual risks. Global ORM are responsible for developing the RCSA process and supporting the business in its implementation.

•	Key Risk Indicators (the “KRI”): KRIs are metrics used to monitor the business’ exposure to operational risk and trigger appropriate responses as thresholds are breached.

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
Regulatory Capital Calculation for Operational Risk
Nomura uses the Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (the “Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital.

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
New Business Risk Management
The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and transactions are identified and managed appropriately. The new business approval process consists of two components:

(1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions.

(2)
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
Fees paid to Nomura by the depositary
The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket
administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered
shareholders of ADRs. From April 1, 2021 to March 31, 2022, the Bank of New York Mellon has waived a total of $180,935.37 in fees (including $50,288.75 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures.
Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2022, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules
13a-15(e)
and
15d-15(e)
under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2022, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules
13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2022. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page
F-5
of this annual report.
Changes in Internal Control Over Financial Reporting.
Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2022. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2022 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.
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
consisting of the “Nomura Group Code of Conduct” and the “Nomura Group Code of Ethics for Financial Professionals”, which replaced our prior code of ethics. The Code of Conduct is periodically reviewed to better respond to the changes in the social and economic conditions and to the expectations of our stakeholders. In March 2022, we revised the previous version of “Nomura Group Code of Conduct” and added a new section on managing risks appropriately, to instill a robust risk culture within the Company, while maintaining the overall structure of the previous version. A copy of the “Nomura Group Code of Conduct 2022” is attached to this annual report as Exhibit 11.1 and a copy of the “Nomura Group Code of Ethics for Financial Professionals” is attached to this annual report as Exhibit 11.2.
Item 16C. Principal Accountant Fees and Services
Ernst & Young ShinNihon LLC has been our principal accountant for the last twenty fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit or review of our financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services provided for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees, such as advisory services concerning risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2021	2022
Audit Fees	¥3,532	¥3,915
Audit-Related Fees	144	103
Tax Fees	137	143
All Other Fees	26	106

Total	¥3,839	¥4,267

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
S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the year ended March 31, 2022, we acquired 20,237 shares of the Company’s common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 80,000,000 shares under a share buyback program in accordance with Article
459-1
of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see “
Description of rights of each class of securities registered under Section
 12 of the Securities Exchange Act of 1934
” which is an exhibit to this annual report. As of March 31, 2022, we had 3,018,168,134 outstanding shares of our common stock excluding 215,394,467 shares held as treasury stock.
The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2022.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2021	848	¥582	—	—
May 1 to 31, 2021	1,400	585	—	—
June 1 to 30, 2021	2,856	588	—	—
July 1 to 31, 2021	1,801	558	—	—
August 1 to 31, 2021	1,500	538	—	—
September 1 to 30, 2021	1,844	559	—	—
October 1 to 31, 2021	1,794	554	—	—
November 1 to 30, 2021	27,876,415	490	27,875,100	52,124,900
December 1 to 31, 2021	52,127,248	498	52,124,900	—
January 1 to 31, 2022	1,555	516	—	—
February 1 to 28, 2022	1,655	532	—	—
March 1 to 31, 2022	1,321	513	—	—

Total	80,020,237	¥496	80,000,000	—

On October 29, 2021, a resolution of the Board of Directors authorized the Company to purchase up to 80,000,000 shares of our common stock or to a maximum of ¥50 billion during the period from November 16, 2021 through March 31, 2022.
Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

On April 26, 2022, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article
459-1
of the Companies Act. The period of repurchase under the program is from May 17, 2022 to March 31, 2023, and we are authorized to purchase up to 50,000,000 shares of our common stock or to a maximum of ¥30 billion.
As of May 31, 2022, 3,031,572,813 shares of common stock were outstanding, excluding 201,989,788 shares held as treasury stock.
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
under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	The Company has an Audit Committee consisting of four Directors, three of whom are outside directors in compliance with the requirements under the Companies Act. All four Audit Committee members are independent directors under Rule
10A-3
under the U.S. Securities Exchange Act of 1934 with one member qualified as audit committee financial expert.

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	The Company has a Nomination Committee consisting of three Directors, two of whom are outside directors and the chairman is an outside director in compliance with the requirements under the Companies Act.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee	The Company has a Compensation Committee consisting of three Directors, two of whom are outside directors and the chairman is an outside

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company
members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	director in compliance with the requirements under the Companies Act.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Companies Act, Restricted Stock Unit (“RSU”) and Stock Acquisition Right (“SAR”) awards are deemed to be compensation for the services performed by the Company’s Directors and Executive Officers and do not require shareholders’ approval. The Compensation Committee establishes the policy with respect to the determination of the individual compensation of each of the Company’s Directors and Executive Officers (including RSU and SAR awards as equity compensation) and makes determinations in accordance with that compensation policy.

A NYSE-listed U.S. company must adopt and disclose corporate governance guidelines.	Under the Companies Act, the Company is not required to adopt and disclose corporate governance guidelines. However, in response to Japan’s Corporate Governance Code, which was incorporated into the Tokyo Stock Exchange’s Securities Listing Regulations, the Company has established and publicly disclosed the “Nomura Holdings Corporate Governance Guidelines.”

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Under the Companies Act, outside directors of the Company are not required to meet at regularly scheduled executive sessions without management. However, in accordance with the “Nomura Holdings Corporate Governance Guidelines,” outside directors hold meetings consisting solely of outside directors in order to discuss matters such as the business and corporate governance of the Company.

A NYSE-listed U.S. company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Under the Companies Act, the Company is not required to adopt and disclose a code of business conduct and ethics for directors, officers or employees. However, the Company has adopted the “Nomura Group Code of Conduct”. Please see Item 16B of this annual report for further information regarding the “Nomura Group Code of Conduct.”
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
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
F-6
(File
No. 333-166346)
and incorporated herein by reference)

2.2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.1	Form of Limitation of Liability Agreement (1)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “ Organizational Structure ” in this annual report.

11.1	Nomura Group Code of Conduct 2022 (English translation)

11.2
Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30, 2020 as an exhibit to the Annual Report on Form
20-F
(File
No. 001-15270)
and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.
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

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2022 and 2021, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 24, 2022 expressed an unqualified opinion thereon.
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

Fair value of less liquid financial instruments

Description of the Matter
The Company holds financial instruments for trading, customer facilitation and investment purposes. As disclosed in Note 2 to the consolidated financial statements as of March 31, 2022, the Company had ¥1,038 billion and ¥826 billion of financial instruments assets and liabilities, respectively, categorized within Level 3 of the fair value hierarchy. In determining the fair value of these financial instruments, the Company used valuation models and unobservable inputs which reflect its assumptions and specific data. These inputs are significant to the fair value of the financial instruments and are supported by little or no market activity as of March 31, 2022. The valuation techniques applied by management to determine the fair value of such instruments are described in Note 2 to the consolidated financial statements.

Auditing the fair value of the Company’s Level 3 financial instruments was complex and highly judgmental due to the subjectivity of the judgments used and estimations made by management in determining the fair value for these financial instruments. In particular, to value certain financial instruments, management used a variety of valuation techniques which involved certain underlying valuation assumptions and significant unobservable inputs, including WACC, growth rates, liquidity discount, volatilities, correlations, credit spreads, interest rates, recovery rates, loss severities, prepayment rates, default probabilities, yields and repo rates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to the valuation models and significant unobservable inputs used in fair value measurement. This included the testing of model validation controls by various departments within the Company.

Our audit procedures to evaluate the valuation techniques used by the Company included, among others, testing valuation models and significant unobservable inputs. We independently developed fair value estimates for which we involved our valuation specialists to assist with the application of these procedures and compared them to the Company’s results, on a sample basis. We also agreed significant unobservable inputs and underlying data used in the Company’s valuation models to information available from third party sources and market data, where available. We evaluated subsequent transactions and considered whether they corroborate or contradict the Company’s year-end
valuations.

Contingencies for investigations, lawsuits and other legal proceedings

Description of the Matter
The Company is involved in investigations, lawsuits and other legal proceedings. As disclosed in Note 20 to the consolidated financial statements as of March 31, 2022, the Company has recorded litigation provision of ¥76,866 million in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings and for those cases where the loss is considered probable and an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥6
1
 billion. Legal expenses of ¥63,338 million were recorded for the year ended March 31, 2022 in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings.

The Company recognizes a liability for those contingencies for which it is probable that a liability had been incurred at the date of the consolidated financial statements and the amount is reasonably estimable. As part of this, management performs an assessment of the materiality of contingencies where a loss is either reasonably possible or it is reasonably possible that an exposure to loss exists in excess of the amount accrued. This includes the amounts at which the Company is willing to settle for any loss contingency. If it is reasonably possible that such a loss or an additional loss may have been incurred and the effect on the consolidated financial statements is material, the Company discloses the nature of the loss contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made within the notes to the consolidated financial statements.

Auditing management’s determination of whether a loss contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective, complex and requires significant judgment. Management judgment is needed to determine whether an obligation exists and a loss contingency should be recorded at March 31, 2022. This includes judgment in the determination of whether an outflow in respect of identified loss contingency is probable and can be estimated reliably. In addition, management judgment is needed to determine if an estimated loss is only reasonably possible rather than probable.

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

Our audit procedures to test the assessment of the probability of incurrence of a loss and whether the loss was reasonably estimable included, among others, reading the minutes of the meetings of the Board of Directors and Executive Management Board, and reading relevant legal correspondence to assess developments in significant matters, requesting and receiving internal and external legal counsel confirmation letters, meeting with internal and external legal counsel to discuss the allegations and evaluating management’s assessment regarding whether an unfavorable outcome is probable or reasonably possible and the associated measurement of the best estimate. In addition, our audit procedures to test the measurement of the loss contingency and the disclosure of the reasonably possible maximum loss in excess of amounts recognized as a liability included, among others, evaluating the method of measuring the contingency, testing the accuracy and completeness of the underlying data, reading correspondence received from internal and external counsel and inspecting evidence of approval from the individuals with the authority to determine the amount the Company is willing to settle that are used to determine a provision or a range of reasonably possible loss. We evaluated subsequent events and considered whether they corroborate or contradict the Company’s year-end
assessments.

/s/
Ernst & Young ShinNihon LLC
We have served as the Company’s auditor for SEC reporting purposes since 2002, and as its Japanese statutory auditor since 1973, which includes the years we served as joint auditors between 1978 and 2002.
Tokyo, Japan
June 24, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on Internal Control over Financial Reporting
We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nomura Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2022, and the related notes and our report dated June 24, 2022 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 24, 2022

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2021	2022
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥3,509,754	¥3,316,238
Time deposits	281,422	320,754
Deposits with stock exchanges and other segregated cash	373,559	426,519

Total cash and cash deposits	4,164,735	4,063,511

Loans and receivables:
Loans receivable (includ es ¥818,523 and ¥1,210,590 at fair value )	2,943,472	3,579,727
Receivables from customers (includ es ¥163,388 and ¥86,839 at fair value )	459,090	417,661
Receivables from other than customers (includes ¥ nil and ¥10,362 at fair value)	793,669	1,069,660
Allowance for credit losses	(53,784)	(66,346)

Total loans and receivables	4,142,447	5,000,702

Collateralized agreements:
Securities purchased under agreements to resell (includ es ¥366,506 and ¥297,653 at fair value )	10,775,078	11,879,312
Securities borrowed	5,264,360	4,997,129

Total collateralized agreements	16,039,438	16,876,441

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥ 5,587,555 and ¥4,643,412 ; includes ¥ 10,122 and ¥14,328 at fair value )	15,674,354	15,230,817
Private equity and debt investments (includ es ¥3,599 and ¥10,770 at fair value )	63,825	65,193

Total trading assets and private equity and debt investments	15,738,179	15,296,010

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥395,429 and ¥426,081 )	464,449	419,047
Non-trading debt securities (includes assets pledged of ¥ 9,427 and ¥ 17,823 )	426,758	484,681
Investments in equity securities (includes assets pledged of ¥ nil and ¥ 606)	126,649	133,897
Investments in and advances to affiliated companies (includes assets pledged of ¥ nil and ¥ 5,038)	364,393	364,281
Other (includ es ¥171,482 and ¥169,080 at fair value)	1,049,432	773,586

Total other assets	2,431,681	2,175,492

Total assets	¥42,516,480	¥43,412,156

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2021	2022
LIABILITIES AND EQUITY
Short-term borrowings (includ es ¥634,714 and ¥710,629 at fair value)	¥1,368,098	¥1,050,141
Payables and deposits:
Payables to customers	1,454,755	1,522,961
Payables to other than customers	1,773,699	1,636,725
Deposits received at banks (includ es ¥49,874 and ¥71,156 at fair value)	1,342,464	1,760,679

Total payables and deposits	4,570,918	4,920,365

Collateralized financing:
Securities sold under agreements to repurchase (includ es ¥224,056 and ¥411,847 at fair value)	13,360,429	12,574,556
Securities loaned (includ es ¥128,886 and ¥104,606 at fair value)	1,380,629	1,567,351
Other secured borrowings	392,515	396,291

Total collateralized financing	15,133,573	14,538,198

Trading liabilities	9,473,261	9,652,118
Other liabilities (includ es ¥44,708 and ¥52,110 at fair value)	1,239,167	1,020,225
Long-term borrowings (includ es ¥4,098,457 and ¥4,557,326 at fair value)	7,975,012	9,258,306

Total liabilities	39,760,029	40,439,353

Commitments and contingencies (Note 20)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares Issued—3,233,562,601 shares Outstanding—3,063,155,434 and 3,017,804,012 share s	594,493	594,493
Additional paid-in capital	696,122	697,507
Retained earnings	1,533,713	1,606,987
Accumulated other comprehensive income	(38,144)	127,973

Total NHI shareholders’ equity before treasury stock	2,786,184	3,026,960
Common stock held in treasury, at cost—170,407,167 and 215,758,589 shares	(91,246)	(112,355)

Total NHI shareholders’ equity	2,694,938	2,914,605

Noncontrolling interests	61,513	58,198
Total equity	2,756,451	2,972,803

Total liabilities and equity	¥42,516,480	¥43,412,156

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
Securitizations and Variable Interest Entities
” for further information.

	Billions of yen
	March 31
	2021	2022
Cash and cash deposits	¥13	¥62
Trading assets and private equity and debt investments	984	1,024
Other assets	77	125

Total assets	¥1,074	¥1,211

Trading liabilities	¥2	¥0
Other liabilities	2	6
Borrowings	837	892

Total liabilities	¥841	¥898

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2020	2021	2022
Revenue:
Commissions	¥308,805	¥376,897	¥332,344
Fees from investment banking	103,222	108,681	149,603
Asset management and portfolio service fees	238,202	230,047	269,985
Net gain on trading	356,609	310,040	368,799
Gain (loss) on private equity and debt investments	(93)	12,734	30,768
Interest and dividends	794,472	356,466	284,222
Gain (loss) on investments in equity securities	(14,726)	14,053	5,446
Other	165,991	208,317	152,832

Total revenue	1,952,482	1,617,235	1,593,999
Interest expense	664,653	215,363	230,109

Net revenue	1,287,829	1,401,872	1,363,890

Non-interest expenses:
Compensation and benefits	479,420	507,906	529,506
Commissions and floor brokerage	106,123	111,550	105,204
Information processing and communications	170,317	178,835	184,319
Occupancy and related depreciation	72,986	72,367	69,742
Business development expenses	31,885	13,520	15,641
Other	178,837	287,023	232,855

Total non-interest expenses	1,039,568	1,171,201	1,137,267

Income before income taxes	248,261	230,671	226,623

Income tax expense	28,894	70,274	80,090

Net income	¥219,367	¥160,397	¥146,533

Less: Net income attributable to noncontrolling interests	2,369	7,281	3,537

Net income attributable to NHI shareholders	¥216,998	¥153,116	¥142,996

	Yen
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥67.76	¥50.11	¥46.68

Diluted—
Net income attributable to NHI shareholders per share	¥66.20	¥48.63	¥45.23

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2020	2021	2022
Net income	¥219,367	¥160,397	¥146,533
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	(45,000)	46,821	122,468
Deferred income taxes	591	(1,287)	(946)

Total	(44,409)	45,534	121,522

Defined benefit pension plans:
Pension liability adjustment	7,843	20,720	(404)
Deferred income taxes	693	(1,626)	78

Total	8,536	19,094	(326)

Own credit adjustments:
Own credit adjustments	48,295	(91,666)	60,777
Deferred income taxes	(9,779)	15,943	(12,930)

Total	38,516	(75,723)	47,847

Total other comprehensive income (loss)	2,643	(11,095)	169,043

Comprehensive income	222,010	149,302	315,576
Less: Comprehensive income attributable to noncontrolling interests	2,067	8,225	6,463

Comprehensive income attributable to NHI shareholders	¥219,943	¥141,077	¥309,113

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2020	2021	2022
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	687,761	683,232	696,122
Stock-based compensation awards	(4,326)	11,775	1,421
Changes in ownership interests in subsidiaries	(203)	—	—
Changes in an affiliated company’s interests in its subsidiary	—	1,115	—
Changes in an affiliated company’s interests	—	—	(36)

Balance at end of year	683,232	696,122	697,507

Retained earnings
Balance at beginning of year	1,486,825	1,645,451	1,533,713
Cumulative effect of change in accounting principle (1)	5,592	(18,200)	—
Net income attributable to NHI shareholders	216,998	153,116	142,996
Cash dividends	(63,670)	(107,104)	(67,007)
Gain (loss) on sales of treasury stock	(294)	(346)	(2,715)
Cancellation of treasury stock	—	(139,204)	—

Balance at end of year	1,645,451	1,533,713	1,606,987

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	17,833	(26,274)	18,316
Net change during the year	(44,107)	44,590	118,596

Balance at end of year	(26,274)	18,316	136,912

Defined benefit pension plans
Balance at beginning of year	(71,107)	(62,571)	(43,477)
Pension liability adjustment	8,536	19,094	(326)

Balance at end of year	(62,571)	(43,477)	(43,803)

Own credit adjustments
Balance at beginning of year	24,224	62,740	(12,983)
Own credit adjustments	38,516	(75,723)	47,847

Balance at end of year	62,740	(12,983)	34,864

Balance at end of year	(26,105)	(38,144)	127,973

(1)
Represents the adjustments to initially apply Accounting Standards Update ASU
2016-02,
“
Leases
” for the year ended March 31, 2020 and ASU
2016-13,
“
Measurement of Credit Losses on Financial Instruments
” for the year ended March 31, 2021.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2020	2021	2022
Common stock held in treasury
Balance at beginning of year	(108,968)	(243,604)	(91,246)
Repurchases of common stock	(150,009)	(11)	(39,650)
Sales of common stock	0	0	0
Common stock issued to employees	15,373	13,165	18,541
Cancellation of treasury stock	—	139,204	—

Balance at end of year	(243,604)	(91,246)	(112,355)

Total NHI shareholders’ equity
Balance at end of year	2,653,467	2,694,938	2,914,605

Noncontrolling interests
Balance at beginning of year	49,732	77,797	61,513
Cash dividends	(1,483)	(1,416)	(1,421)
Net income attributable to noncontrolling interests	2,369	7,281	3,537
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(302)	944	2,926
Purchase/sale (disposition) of subsidiary shares, etc., net	18,264	673	1,307
Other net change in noncontrolling interests	9,217	(23,766)	(9,664)

Balance at end of year	77,797	61,513	58,198

Total equity
Balance at end of year	¥2,731,264	¥2,756,451	¥2,972,803

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2020	2021	2022
Cash flows from operating activities:
Net income	¥219,367	¥160,397	¥146,533
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	63,583	63,846	59,524
Stock-based compensation	12,694	28,251	27,941
(Gain) loss on investments in equity securities	14,726	(14,053)	(5,446)
(Gain) loss on investments in subsidiaries and affiliates	(72,841)	45,086	(79,396)
Equity in earnings of affiliates, net of dividends received	(20,342)	(15,716)	(20,235)
Gain on disposal of office buildings, land, equipment and facilities	(3,957)	(64,730)	(3,490)
Deferred income taxes	(23,911)	(21,113)	3,106
Changes in operating assets and liabilities:
Time deposits	(33,029)	43,560	(23,064)
Deposits with stock exchanges and other segregated cash	(97,424)	13,878	(18,408)
Trading assets and private equity and debt investments	(2,754,743)	1,468,357	1,254,261
Trading liabilities	428,997	777,741	(284,747)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	2,224,371	(1,453,871)	(2,220,493)
Securities borrowed, net of securities loaned	291,777	(1,242,489)	595,116
Other secured borrowings	301,019	(326,450)	2,120
Loans and receivables, net of allowance for credit losses	(1,358,242)	1,145,429	(412,429)
Payables	788,007	(33,994)	(247,980)
Bonus accrual	16,202	15,840	(1,865)
Accrued income taxes, net	(2,787)	55,712	(37,639)
Other, net	(9,410)	20,089	(102,119)

Net cash provided by (used in) operating activities	(15,943)	665,770	(1,368,710)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(206,745)	(119,875)	(111,331)
Proceeds from sales of office buildings, land, equipment and facilities	209,197	49,642	94,985
Payments for purchases of investments in equity securities	—	—	(300)
Proceeds from sales of investments in equity securities	13,323	6,502	2,502
Decrease (increase) in loans receivable at banks, net	43,920	(83,412)	(112,782)
Decrease (increase) in non-trading debt securities, net	(2,359)	38,409	(51,065)
Business combinations or disposals, net	(2,484)	(11,152)	—
Decrease (increase) in investments in affiliated companies, net	160,799	(9,182)	103,437
Other, net	685	(9,958)	29,253

Net cash provided by (used in) investing activities	216,336	(139,026)	(45,301)

Cash flows from financing activities:
Increase in long-term borrowings	2,364,260	2,067,725	3,895,059
Decrease in long-term borrowings	(2,402,621)	(2,068,695)	(2,670,106)
Increase (decrease) in short-term borrowings, net	656,205	(325,237)	(475,509)
Increase (decrease) in deposits received at banks, net	(93,260)	126,177	448,099
Proceeds from sales of common stock held in treasury	285	215	11
Payments for repurchases of common stock held in treasury	(150,009)	(11)	(39,650)
Payments for cash dividends	(58,416)	(76,358)	(70,714)
Transactions with noncontrolling interests, net	15,618	6,257	(16,475)

Net cash provided by (used in) financing activities	332,062	(269,927)	1,070,715

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(27,277)	60,884	149,693

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	505,178	317,701	(193,603)
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	2,687,132	3,192,310	3,510,011

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	¥3,192,310	¥3,510,011	¥3,316,408

Supplemental information:
Cash paid during the year for—
Interest	¥677,160	¥222,024	¥225,679

Income tax payments, net	¥55,592	¥35,675	¥114,623

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

	Millions of yen
	Year ended March 31
	2020	2021	2022
Cash and cash equivalents reported in Cash and cash equivalents	¥3,191,889	¥3,509,754	¥3,316,238
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	421	257	170

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥3,192,310	¥3,510,011	¥3,316,408

Non-cash
—
Total amount of
right-of-use
assets recognized for the years ended March 31, 2020, 2021 and 2022 were ¥18,026 million,
¥41,279 million and ¥32,208 million, respectively.

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
Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. On April 1, 2021, the Asset Management Division and the Merchant Banking Division were combined and the Investment Management Division was established. Nomura reports operating results through three business segments: Retail, Investment Management, and Wholesale.
In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Investment Management segment, Nomura mainly provides various investment management services such as establishing and managing investment trusts, discretionary investment services for domestic and overseas investors, investment and management for investment corporation and for funds for institutional investors, and management of Tokumei kumiai (silent partnerships). In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory.
Basis of presentation—
The accounting and financial reporting policies of Nomura conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.
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
”. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support. Nomura consolidates VIEs where Nomura is the primary beneficiary, which is where (1) Nomura has power to direct the activities of the VIE that is most significantly impact the VIE’s economic performance; and (2) through Nomura’s interest in the VIE, the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, provided that Nomura is not acting as a fiduciary for other interest holders.
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
”(“ASC 825”) and reported within
Trading assets, Private equity and debt investments or
Other assets
—
Other
in consolidated balance sheets depending on the nature and purpose of the investments.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income and reported within
Trading assets, Private equity and debt investments or Other assets
—
Other
in consolidated balance sheets depending on the nature or purpose of the investments.
Certain consolidated entities are investment companies under ASC 946
“Financial Services
—
Investment Companies
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
Use of estimates—
Nomura uses accounting estimates to prepare these consolidated financial statements and they require difficult, subjective and complex judgments by management. Such estimates determined by management to be material include estimates regarding the fair value of financial instruments and litigation provisions. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on these consolidated financial statements.
Various references are made throughout the notes to these consolidated financial statements where critical accounting estimates based on management judgment have been made, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and how these estimates affect the amounts reported in these consolidated financial statements.
Fair value of financial instruments—
A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of income and/ or the consolidated statements of comprehensive income. Use of a fair value measurement is either specifically required under U.S. GAAP or Nomura makes an election to use a fair value measurement for certain eligible items under the fair value option.
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

F
-16

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of financial assets and financial liabilities of consolidated VIEs which meet the definition of collateralized financing entities are both measured using the more observable fair value of the financial assets and financial liabilities.
Allowance for current expected credit losses—
Management recognizes allowance for current expected credit losses on financial assets not carried at fair value and certain off-balance
sheet financial instruments including unfunded loan commitments not carried at fair value in accordance with ASC 326,
“Financial Instruments—Credit Losses”
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
Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within
Allowances for current expected credit losses
while allowances for current expected credit losses against
off-balance
sheet financial instruments are reported in the consolidated balance sheets within
Other
liabilities. All movements in the allowances are reported in the consolidated statements of income within
Other expenses.
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
Revenue
—
Net gain on trading
in the consolidated statements of income.

F
-17

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency translation—
The financial statements of the Company’s subsidiaries and operations are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries and operations which have a functional currency other than Japanese Yen are translated into Japanese Yen at exchange rates in effect at the balance sheet date, and all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported within
Accumulated other comprehensive income
(loss)
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
Revenues are recognized when or as the client obtains control of the service provided by Nomura which depends on when each of the key distinct substantive promises made by Nomura within the contract with the client (“performance obligations”) are satisfied. Such performance obligations are generally satisfied at a particularly point in time or, if certain criteria are met, over a period of time.
Revenues from providing distribution of fund units and clearing services are reported in the consolidated statements of income within
Revenue
—
Commissions,
revenues from asset management services are reported in
Revenue
—
Asset management and portfolio service fees
and revenues from financial advisory services, underwriting and distribution services are reported in
Revenue
—
Fees from investment banking
.
Costs to obtain or fulfill the underlying contract to provide services to a client are deferred as assets if certain criteria are met. These deferred costs, which are reported in the consolidated balance sheets within
Other assets
are released to the consolidated statements of income when the related revenue from providing the service is also recognized or earlier if there is evidence that the costs are not recoverable and therefore impaired.
Trading assets and trading liabilities—
Trading assets
primarily comprise debt securities, equity securities and derivative assets which are recognized on the consolidated balance sheets on a trade date basis and loans which are recognized on the consolidated balance sheets on a settlement date basis.
Financial assets are classified as being held for trading when any of the following criteria are met:

•	The financial assets are originated or acquired with the intention to generate profit through sale of the financial assets in the short-term;

•	The financial assets are part of a portfolio of identified financial instruments that are managed together for the purposes of short-term profit or arbitrage profit-taking; or

•	The financial assets are derivative assets.
Trading liabilities
primarily comprise short sales of securities and derivative liabilities, which are recognized on the consolidated balance sheets on a trade date basis. Trading assets and liabilities are carried at fair value and changes in fair value are generally reported within
Revenue
—Net gain on trading
in the consolidated statements of income.

F
-18

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain nonderivative trading liabilities are held to economically hedge the price risk of investments in equity securities held for operating purposes. Changes in fair value of these trading liabilities are reported within
Revenue—Gain (loss) on investments in equity securities
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
Securities borrowing and lending transactions are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. These transactions are generally cash collateralized and are recognized on the consolidated balance sheets at the amount of cash collateral advanced or received. Allowances for current expected credit losses recognized against securities borrowing transactions are not significant due to an ongoing monitoring of collateral and the short expected life of these transactions. Where Nomura acts as lenders in securities borrowing and lending transactions and receives securities that can be sold or pledged as collateral, Nomura recognizes the securities received at fair value within
Other assets—Other
and the obligation to return those securities as a liability within
Other liabilities.
See Note 7
“Financing receivables”
for further information including how allowances for current expected credit losses under ASC 326 are determined and the impact of the
COVID-19
pandemic on the approach to calculation of current expected credit losses during the years ended March 31, 2021 and 2022.
Offsetting of collateralized agreements and collateralized financings
Reverse repurchase agreements and repurchase agreements (including Gensaki Repo transactions) accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC
210-20
“
Balance Sheet
—Offsetting
” (“ASC
210-20”)
are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out
and offsetting rights under the master netting agreement. Similarly, securities borrowing and lending transactions accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are also offset in the consolidated balance sheets where the specific criteria defined by ASC
210-20
are met.

F
-19

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
in the consolidated balance sheets.
See Note 5
“Collateralized transactions”
for further information.
Derivatives—
Nomura uses a variety of derivatives, including futures, forwards, swaps and options, for both trading and non-trading
purposes. Freestanding financial instruments which meet the accounting definition of derivatives are carried at fair value in the consolidated balance sheets and reported within
Trading assets or Trading liabilities
depending on whether fair value at the balance sheet date is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within
Short-term borrowings or Long-term borrowings
depending on the maturity of the underlying host contract. Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.
Derivatives used for trading purposes
Derivatives used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value reported in the consolidated statements of income within
Revenue
—Net gain on trading
.
Derivatives held for
non-trading
purposes
In addition to its trading activities, Nomura uses derivatives for other than trading purposes such as to manage risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Derivatives held for non-trading
purposes comprise derivatives formally designated as fair value or net investment hedges under ASC 815 “
Derivatives and Hedging
” (“ASC 815”) or economic expense hedges as follows:
Fair value hedges
Nomura designates certain derivative as fair value hedges of interest rate risk and foreign exchange risk arising from specific financial liabilities and foreign currency denominated non-trading
debt securities, respectively. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged items, both at inception and

F
-20

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged financial assets and liabilities through the consolidated statements of income within
Interest expense
and
Revenue
—Other
, respectively.
Net investment hedges
Nomura designates certain derivatives as hedges of the net investment in foreign operations related to specific subsidiaries with non-Japanese
Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within
Revenue
—Other
. All other movements in fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within
Accumulated other comprehensive income (loss)
.
Economic expense hedges
Nomura designates certain derivatives as economic expense hedges to manage equity price risk or foreign currency risk of certain expenses arising from forecasted transactions or firm commitments. Changes in fair value of these derivatives are reported in the same line item in the consolidated statements of income where expenses arising from the hedged transactions are reported.
Offsetting of derivatives
Derivative assets and liabilities with the same counterparty documented under a legally enforceable master netting agreement and the related cash collateral receivables and payables are presented on a net basis in the consolidated balance sheets where the specific criteria defined by ASC
210-20
and ASC 815 are met.
Settlement-to-market
derivatives
Exchange traded and centrally cleared OTC derivatives typically involve daily variation margin payments and receipts which reflect changes in the fair value of the related derivatives. Such variation margin amounts are accounted for as either a partial settlement of the derivative or as a separate cash collateral receivable or payable depending on the legal form of the arrangement with the relevant central clearing counterparty.
See Note 3 “
Derivatives and hedging activities
” for further information.
Loans receivable—
Loans receivable are loans which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value or at amortized cost. Interest earned on loans receivable is reported in the consolidated statements of income within
Revenue
—Interest and dividends
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
Revenue
—Net gain on trading
.

F
-21

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans receivable carried at amortized cost
Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and direct costs, unamortized premiums or discounts on purchased loans and after deducting applicable allowances for current expected credit losses under ASC 326 which Nomura initially adopted from April 1, 2020.
Loan origination fees, net of direct origination costs, are amortized to
Revenue
—Interest and dividends
as an adjustment to yield over the life of the loan.
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
See Note 7 “
Financing receivables
” for further information including how allowances for current expected credit losses under ASC 326 are determined.
Other receivables—
Receivables from customers
include amounts receivable on client securities transactions, amounts receivable from clients for failed to deliver securities and receivables for commissions receivable.
Receivables from other than customers
include amounts receivable from brokers and dealers for failed to deliver securities, margin deposits, cash collateral receivables for derivative transactions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within
Receivables from other than customers
was ¥nil million and ¥nil as of March 31, 2021 and March 31, 2022, respectively.
These amounts are carried at contractual amounts due less any applicable allowance for current expected credit losses recognized under ASC 326 which Nomura initially adopted from April 1, 2020.
See Note 7 “
Financing receivables”
for further information including how allowances for current expected credit losses under ASC 326 are determined.
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
Revenue
—Net gain on trading
. Loan commitment fees integral to the loan commitment are recognized as part of the fair value of the commitment.

F
-22

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For loan commitments where the loan will be held for the foreseeable future and will not be elected for the fair value option, Nomura recognizes allowances for current expected credit losses in accordance with ASC
326
which Nomura initially adopted from April
1
,
2020
. As of March
31
,
2020
, the allowance for incurred credit losses reflected management’s best estimate of probable losses expected incurred for these loan commitments. Loan commitment fees are generally deferred and recognized over the term of the loan when funded as an adjustment to yield. If drawdown of the loan commitment is considered remote, loan commitment fees are recognized over the commitment period as service revenue.
See Note 7
“Financing receivables”
for further information including how allowances for current expected credit losses under ASC 326 are determined.
Payables and deposits—
Payables to customers
include amounts payable on client securities transactions and are generally measured at contractual amounts due.
Payables to other than customers
include payables to brokers and dealers for
failed-to-receive
securities, cash collateral payable for derivative transactions, certain collateralized agreements and financing transactions and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due. The net payable arising from unsettled securities transactions reported within
Payables to other than customers
was ¥205,211 and ¥67,258 million as of March 31, 2021 and March 31, 2022, respectively.
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
or
Information

F
-23

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
See Note 8 “
Leases
” for further information.
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
These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within
Other assets
—
Investments in equity securities
in the consolidated balance sheets, with changes in fair value reported within
Revenue
—
Gain (loss) on investments in equity securities
in the consolidated statements of income.
Other
non-trading
debt and equity securities—
Certain
non-trading
subsidiaries within Nomura hold debt securities and minority stakes in equity securities for non-trading
purposes.
Non-trading
securities held by
non-trading
subsidiaries are carried at fair value and reported within
Other assets
—
Non-trading
debt securities
and
Other assets
—
Other
in the consolidated balance sheets with changes in fair value reported within
Revenue
—
Other
in the consolidated statements of income. Realized gains and losses on non-trading
securities are reported within
Revenue
—
Other
in the consolidated statements of income.
Short-term and long-term borrowings—
Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain

F
-24

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Revenue
—
Net gain on trading
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
Other assets
—
Other
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

See Note 15 “
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at the same level as or one level below its business segments.
Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not (i.e., greater than 50% likelihood) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. Following the adoption of ASU
2017-04
“Simplifying the Test for Goodwill Impairment”
effective from April 1, 2020, a goodwill impairment loss is now recognized through earnings as the excess of the carrying amount of a reporting unit, including goodwill, over its fair value but limited to the total amount of goodwill allocated to the reporting unit. Prior to such date, an impairment loss was only recognized if the estimated implied fair value of the goodwill is below its carrying value. Intangible assets not subject to amortization (“indefinite-lived intangible assets”) are tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Similar to goodwill, Nomura tests an indefinite-lived intangible asset by initially qualitatively assessing whether events or circumstances indicate that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the intangible asset is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the intangible asset is below its carrying value, the current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value.
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
See Note 10 “
Other assets
—
Office buildings, land, equipment and facilities and Other / Other liabilities
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

F-2
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Other assets
—
Other
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
See Note 13 “
Employee benefit plans
” for further information.
New accounting pronouncements adopted during the current year—
No new accounting pronouncements relevant to Nomura were adopted during the year ended March 31, 2022.
However, Nomura has elected to apply certain practical reliefs provided by the following new accounting pronouncements during the year ended March 31, 2022:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated statements
ASU 2020-04 “Reference rate reform”
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
Nomura has elected to apply the relief to certain contract modifications beginning from the year ended March 31, 2022.

These modifications have not had a material impact on these consolidated financial statements
.

F-2
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future accounting developments—
The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2022 and which may have a material impact on these consolidated financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2022-02 “Financial instruments—Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures”
•  Eliminates specific recognition and measurement guidance for troubled debt restructurings (“TDRs”). Single guidance to be applied to all modifications when determining whether a modification results in a new receivable or a continuation of an existing receivable;

•  Requires to use a discounted cash flow (“DCF”) or reconcilable method for measurement of current expected credit losses for modified receivables is removed; where a DCF method is used for the measurement, an effective interest rate (EIR) derived from the modified contractual terms should be applied;

•  Enhances disclosures by creditors for modifications of receivables from debtors experiencing financial difficulty in the form of principal forgiveness, an interest rate reduction, other-than-insignificant payment delay or term extension;

•  Augments the current requirements for public business entity creditors to disclose current-period gross write-offs
		Nomura tentatively plans to adopt the amendments from April 1, 2023	No material financial impact expected unless a significant number of TDRs occur in the future. Certain disclosures about modification of receivables and write-offs will be updated or removed.

F-
29

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
by year of origination (i.e., the vintage year) for financing receivables and net investments in leases.
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
Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency, such as during the
COVID-19
pandemic in 2020 and 2021 and during the invasion of Ukraine by the Russian Federation in 2022, and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.
Valuation methodology for financial instruments carried at fair value on a recurring basis
The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions.

F
-3
0

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Valuation Model Validation Group within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.
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

F
-3
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments and has become more prevalent during the
COVID-19
pandemic.
Certain criteria use
d
to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

F-3
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2021 and 2022 within the fair value hierarchy.

	Billions of yen
	March 31, 2021
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2021
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,338	¥968	¥16	¥—	¥3,322
Private equity and debt investments (5)	—	—	58	—	58
Japanese government securities	1,637	—	—	—	1,637
Japanese agency and municipal securities	—	76	2	—	78
Foreign government, agency and municipal securities	2,838	1,987	12	—	4,837
Bank and corporate debt securities and loans for trading purposes	—	1,259	135	—	1,394
Commercial mortgage-backed securities (“CMBS”)	—	0	8	—	8
Residential mortgage-backed securities (“RMBS”)	—	2,387	6	—	2,393
Issued/Guaranteed by government sponsored entity	—	2,325	—	—	2,325
Other	—	62	6	—	68
Real estate-backed securities	—	0	106	—	106
Collateralized debt obligations (“CDOs”) and other (6)	—	36	23	—	59
Investment trust funds and other	573	29	0	—	602

Total trading assets and private equity and debt investments	7,386	6,742	366	—	14,494

Derivative assets (7)
Equity contracts	9	1,318	75	—	1,402
Interest rate contracts	29	9,577	26	—	9,632
Credit contracts	4	427	24	—	455
Foreign exchange contracts	0	4,479	37	—	4,516
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(14,786)	(14,786)

Total derivative assets	43	15,801	162	(14,786)	1,220

Subtotal	¥7,429	¥22,543	¥528	¥(14,786)	¥15,714

Loans and receivables (8)	—	878	104	—	982
Collateralized agreements (9)	—	349	18	—	367
Other assets
Non-trading debt securities	123	304	—	—	427
Other (2)(3)(4)	353	173	185	—	711

Total	¥7,905	¥24,247	¥835	¥(14,786)	¥18,201

Liabilities:
Trading liabilities
Equities	¥2,341	¥20	¥0	¥—	¥2,361
Japanese government securities	1,039	—	—	—	1,039
Japanese agency and municipal securities	—	1	—	—	1
Foreign government, agency and municipal securities	2,912	1,172	1	—	4,085
Bank and corporate debt securities	—	230	5	—	235
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other (6)	—	0	1	—	1
Investment trust funds and other	243	13	0	—	256

Total trading liabilities	6,535	1,436	7	—	7,978

Derivative liabilities (7)
Equity contracts	1	2,112	116	—	2,229
Interest rate contracts	21	8,948	69	—	9,038
Credit contracts	3	458	62	—	523
Foreign exchange contracts	—	4,380	22	—	4,402
Commodity contracts	0	0	—	—	0
Netting	—	—	—	(14,697)	(14,697)

Total derivative liabilities	25	15,898	269	(14,697)	1,495

Subtotal	¥6,560	¥17,334	¥276	¥(14,697)	¥9,473

Short-term borrowings (10)	¥—	¥532	¥103	¥—	¥635
Payables and deposits (10)(11)	—	49	1	—	50
Collateralized financing (9)	—	352	1	—	353
Long-term borrowings (10)(12)(13)	5	3,546	547	—	4,098
Other liabilities (14)	231	179	35	—	445

Total	¥6,796	¥21,992	¥963	¥(14,697)	¥15,054

F-3
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2022
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2022
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,100	¥1,041	¥14	¥—	¥3,155
Private equity and debt investments (5)	22	—	32	—	54
Japanese government securities	1,730	—	—	—	1,730
Japanese agency and municipal securities	—	184	2	—	186
Foreign government, agency and municipal securities	3,220	2,010	10	—	5,240
Bank and corporate debt securities and loans for trading purposes	—	1,134	220	—	1,354
Commercial mortgage-backed securities (“CMBS”)	—	0	7	—	7
Residential mortgage-backed securities (“RMBS”)	—	1,450	8	—	1,458
Issued/Guaranteed by government sponsored entity	—	1,376	—	—	1,376
Other	—	74	8	—	82
Real estate-backed securities	—	58	79	—	137
Collateralized debt obligations (“CDOs”) and other (6)	—	34	26	—	60
Investment trust funds and other	293	23	0	—	316

Total trading assets and private equity and debt investments	7,365	5,934	398	—	13,697

Derivative assets (7)
Equity contracts	3	874	97	—	974
Interest rate contracts	120	11,755	63	—	11,938
Credit contracts	12	398	33	—	443
Foreign exchange contracts	—	4,777	29	—	4,806
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(16,608)	(16,608)

Total derivative assets	136	17,804	222	(16,608)	1,554

Subtotal	¥7,501	¥23,738	¥620	¥(16,608)	¥15,251

Loans and receivables (8)	—	1,103	205	—	1,308
Collateralized agreements (9)	—	282	16	—	298
Other assets
Non-trading debt securities	117	367	—	—	484
Other (2)(3)(4)	146	136	197	—	479

Total	¥7,764	¥25,626	¥1,038	¥(16,608)	¥17,820

Liabilities:
Trading liabilities
Equities	¥1,796	¥8	¥0	¥—	¥1,804
Japanese government securities	1,098	—	—	—	1,098
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	3,451	1,328	0	—	4,779
Bank and corporate debt securities	—	222	3	—	225
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other (6)	—	3	0	—	3
Investment trust funds and other	76	0	0	—	76

Total trading liabilities	6,421	1,561	3	—	7,985

Derivative liabilities (7)
Equity contracts	2	1,368	87	—	1,457
Interest rate contracts	60	10,826	74	—	10,960
Credit contracts	14	434	66	—	514
Foreign exchange contracts	0	4,795	19	—	4,814
Commodity contracts	0	1	—	—	1
Netting	—	—	—	(16,079)	(16,079)

Total derivative liabilities	76	17,424	246	(16,079)	1,667

Subtotal	¥6,497	¥18,985	¥249	¥(16,079)	¥9,652

Short-term borrowings (10)	¥—	¥653	¥58	¥—	¥711
Payables and deposits (10)(11)	—	63	8	—	71
Collateralized financing (9)	—	516	—	—	516
Long-term borrowings (10)(12)(13)	23	4,055	479	—	4,557
Other liabilities (14)	32	155	32	—	219

Total	¥6,552	¥24,427	¥826	¥(16,079)	¥15,726

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

F-3
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2021 and March 31, 2022, the fair values of these investments which are included in
Trading assets and private equity and debt investments
were ¥24 billion and ¥45 billion, respectively. As of March 31, 2021 and March 31, 2022, the fair values of these investments which are included in
Other assets—Others
were ¥4 billion and ¥3 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)
Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of
 ¥93,230 million and ¥33,419 million, respectively, as of March 31, 2021 and ¥101,503 million and ¥32,394

million, respectively, as of March 31, 2022.

(5)
Private equity and debt investments
include private
non-traded
financial instruments including minority private equity and venture capital equity investments and other junior debt investments such as mezzanine debt held for non-trading
purposes, and post-IPO investments. Also include minority equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option to these investments as permitted under ASC 825.

(6)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(7)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(8)	Includes loans and receivables for which the fair value option has been elected.
(9)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(10)	Includes deposits received at banks and structured notes for which the fair value option has been elected.
(11)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(12)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(13)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(14)	Includes loan commitments for which the fair value option has been elected.
Valuation techniques by major class of financial instrument
The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.
Equities
and equity securities reported within
Other assets
—Equities and equity securities reported within
Other assets
include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market
prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2021 and 2022, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.
Private equity and debt investments
—
The determination of fair value of unlisted private equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth

F-3
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.
Government, agency and municipal securities
—
The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy.
Non-G7
government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7
securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable valuation inputs such as credit spreads of the issuer.
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
Residential mortgage-backed securities (“RMBS”)
—
The fair value of CMBS and RMBS are primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.
Real estate-backed securities
—
The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is

F-3
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.
Collateralized debt obligations (“CDOs”) and other
—
The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.
Investment trust funds and other
—
The fair value of investment trust funds is primarily determined using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within
Investment trust funds and other
is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.
Derivatives
—
Equity contracts
—
Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.
Derivatives
—
Interest rate contracts
—
Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate

F-3
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.
Derivatives
—
Credit contracts
—
Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.
Derivatives
—
Foreign exchange contracts
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
Loans
and receivables
—The fair value of loans and receivables carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans and receivables are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans and receivables, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer or recovery rates used in DCF valuations are significant and unobservable.
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

F-3
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable valuation inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.
Long-term borrowings (“Secured financing transactions”)
—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “
Transfer and Servicing
” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore, no adjustment is made to reflect Nomura’s own creditworthiness.
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
If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial

F-
39

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable valuation input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.
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

F-4
0

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative and qualitative information regarding significant unobservable valuation inputs
The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2021 and 2022. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	March 31, 2021
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥16	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	58	DCF	WACC Growth rates Credit spreads Liquidity discounts	6.3 – 11.5% 0.0 – 1.0% 7.6 – 8.8% 5.0 – 30.0%	8.4% 0.5% 8.1% 12.8%	Lower fair value Higher fair value Lower fair valu e Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	1.9 – 10.8 x 11.1 x 5.0 – 20.0%	6.5 x 11.1 x 12.2%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	12	DCF	Credit spreads Recovery rates	0.0 – 1.5% 9.2 – 9.3%	0.4% 9.2%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	135	DCF	Credit spreads Recovery rates	0.0 – 23.1% 0.0 – 100.0%	7.4% 73.3%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage backed securities (“CMBS”)	8	DCF	Yields Loss severities	4.2 – 10.6% 27.5 – 69.5%	5.0% 50.3%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	6	DCF	Yields Prepayment rates Loss severities	0.0 – 14.3% 6.4 – 15.0% 0.8 – 100.0%	1.4% 7.2% 5.8%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	106	DCF	Loss severities	0.0 – 18.6%	2.4%	Lower fair value	Not applicable

F-4
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2021
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Collateralized debt obligations (“CDOs”) and other	23	DCF	Yields Prepayment rates Default probabilities Loss severities	5.4 – 35.0% 20.0% 2.0% 77.0 – 100.0%	11.0% 20.0% 2.0% 88.1%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Derivatives, net:
Equity contracts	¥(41)	Option models	Dividend yield Volatilities Correlations	0.0 – 9.8% 4.0 – 102.0% (0.80) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(43)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 2.3% 9.6 – 13.1% 24.9 – 94.0 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(38)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 20.8% 0.0 – 100.4% 41.9 – 65.0% 0.29 – 0.72	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	15	Option models	Interest rates Volatilities Volatilities Correlations	0.1 – 2.1% 2.6 – 31.5% 16.2 – 25.5 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	104	DCF	Credit spreads Recovery rates	0.0 – 25.6% 26.4 – 100.0%	6.6% 95.8%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	18	DCF	Repo rate	2.8 – 5.8%	4.0%	Lower fair value	Not applicable

Other assets
Other (7)	185	DCF	WACC Growth rates Liquidity discounts	9.2% 2.0% 10.0%	9.2% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	5.0 – 6.2 x 8.2 – 32.0 x 0.3 – 1.6 x 10.0 – 40.0%	5.4 x 13.8 x 0.9 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities
Bank and corporate debt securities	5	DCF	Recovery rates	3.4 – 3.5%	3.4%	Higher fair value	Not applicable

Short-term borrowings	103	DCF/ Option models	Volatilities Correlations	13.8 – 82.3% (0.69) – 0.96	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	547	DCF/ Option models	Volatilities Volatilities Correlations	9.5 – 82.3% 29.6 – 77.0 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

F-4
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥14	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	32	DCF	WACC Growth rates Liquidity discounts	7.1 – 13.0% 0.0 – 2.0% 5.0 – 30.0%	10.2% 0.7% 18.5%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	2.0 – 11.2 x 10.7 – 12.6 x 5.0 – 20.0%	6.9 x 11.6 x 11.9%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	10	DCF	Credit spreads Recovery rates	0.0 – 1.3% 6.0%	0.7% 6.0%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	220	DCF	Credit spreads Recovery rates	0.1 – 114.7% 0.0 – 100.0%	7.2% 84.4%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage backed securities (“CMBS”)	7	DCF	Yields Loss severities	4.3 – 11.1% 28.3 – 73.0%	4.6% 40.8%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	8	DCF	Yields Prepayment rates Loss severities	0.0 – 22.2% 6.9 – 15.0% 0.0 – 99.9%	8.4% 9.5% 6.9%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	79	DCF	Loss severities	0.0 – 21.2%	2.9%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	26	DCF	Yields Prepayment rates Default probabilities Loss severities	5.5 – 27.5% 18.0 – 20.0% 2.0% 0.0 – 100.0%	13.1% 19.5% 2.0% 44.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Derivatives, net:
Equity contracts	¥10	Option models	Dividend yield Volatilities Correlations	0.0 – 12.6% 0.0 – 109.7% (0.80) – 0.97	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(11)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 3.3% 9.2 – 13.9% 34.8 – 128.3 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

F-4
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Credit contracts	(33)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 428.7% 0.0 – 90.0% 50.0 – 67.6% 0.00 – 0.90	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	10	Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 2.9% 2.4 – 39.3% 13.9 – 24.0 bp (0.25) – 0.84	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	205	DCF	Credit spreads Recovery rates	0.0 – 21.5% 44.0 – 100.0%	6.0% 98.2%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	16	DCF	Repo rate	2.8 – 6.0%	3.6%	Lower fair value	Not applicable

Other assets
Other (7)	197	DCF	WACC Growth rates Liquidity discounts	10.1% 2.0% 10.0%	10.1% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	3.6 – 5.9 x 6.7 – 30.8 x 0.3 – 1.7 x 25.0 – 40.0%	4.4 x 13.1 x 0.9 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities
Bank and corporate debt securities	3	DCF	Recovery rates	3.9 – 97.0%	84.1%	Higher fair value	Not applicable

Short-term borrowings	58	DCF/ Option models	Volatilities Correlations	5.0 – 97.0% (0.80) – 0.93	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	8	DCF/ Option models	Volatilities Volatilities Correlations	9.2 – 11.3% 41.2 – 69.6 bp 0.34 – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	479	DCF DCF/ Option models	Loss severities Volatilities Volatilities Correlations	0.0% 5.0 – 97.0% 41.2 – 69.6 bp (1.00) – 0.98	0.0% — — —	Lower fair value Higher fair value Higher fair value Higher fair value	Not applicable No predictable interrelationship

Other liabilities	32	DCF	Recovery rates	90.0%	90.0%	Higher fair value	Not applicable

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

(2)	Weighted average information for non-derivatives is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Nomura has not provided weighted average information for derivatives as unlike cash products the risk on such products is distinct from the balance sheet value and is subject to netting.
(4)
The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair

F-4
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

(5)
The impact of an increase in the significant unobservable valuation input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

(6)
Consideration of the interrelationships between significant unobservable valuation inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(7)	Valuation techniques and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

Qualitative discussion of the ranges of significant unobservable valuation inputs
The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.
Derivatives
—
Equity contracts
—
The significant unobservable valuation inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.
Derivatives
—
Interest rate contracts
—
The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels. The range of volatilities is wide as volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable valuation inputs are spread across the ranges.
Derivatives
—
Credit contracts
—
The significant unobservable valuation inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.
Derivatives
—
Foreign exchange contracts
—
The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies

F-4
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges (e.g. versus the U.S. Dollar) while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.
Short-term borrowings and Long-term borrowings
—
The significant unobservable valuation inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.
Movements in Level 3 financial instruments
The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2021 and 2022. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

F-4
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2021 and 2022, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

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

F-4
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2022
	Balance as of April 1, 2021	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of March 31, 2022
Assets:
Trading assets and private equity and debt investments
Equities	¥16	¥3	¥—	¥2	¥(9)	¥—	¥1	¥3	¥(2)	¥14
Private equity and debt investments	58	2	—	14	(30)	—	1	—	(13)	32
Japanese agency and municipal securities	2	0	—	0	0	—	—	—	—	2
Foreign government, agency and municipal securities	12	1	—	13	(16)	—	0	2	(2)	10
Bank and corporate debt securities and loans for trading purposes	135	(3)	—	207	(194)	—	16	89	(30)	220
Commercial mortgage-backed securities (“CMBS”)	8	0	—	0	(1)	—	0	—	0	7
Residential mortgage-backed securities (“RMBS”)	6	0	—	5	(4)	—	1	0	—	8
Real estate-backed securities	106	4	—	370	(395)	—	10	—	(16)	79
Collateralized debt obligations (“CDOs”) and other	23	(4)	—	96	(89)	—	1	—	(1)	26
Investment trust funds and other	0	0	—	16	(16)	—	0	0	—	0

Total trading assets and private equity and debt investments	366	3	—	723	(754)	—	30	94	(64)	398

Derivatives, net (3)
Equity contracts	(41)	43	—	—	—	3	(1)	(31)	37	10
Interest rate contracts	(43)	(7)	—	—	—	13	0	14	12	(11)
Credit contracts	(38)	6	—	—	—	2	(2)	(2)	1	(33)
Foreign exchange contracts	15	(1)	—	—	—	(4)	1	0	(1)	10
Total derivatives, net	(107)	41	—	—	—	14	(2)	(19)	49	(24)

Subtotal	¥259	¥44	¥—	¥723	¥(754)	¥14	¥28	¥75	¥(15)	¥374

Loans and receivables	¥104	¥18	¥—	¥95	¥(89)	¥—	¥16	¥73	¥(12)	¥205
Collateralized agreements	18	(1)	—	2	(5)	—	2	—	—	16
Other assets
Other	185	(2)	0	2	(1)	—	14	0	(1)	197

Total	¥566	¥59	¥0	¥822	¥(849)	¥14	¥60	¥148	¥(28)	¥792

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥—	¥0	¥0
Foreign government, agency and municipal securities	1	0	—	0	(1)	—	0	—	—	0
Bank and corporate debt securities	5	0	—	5	(6)	—	(1)	8	(8)	3
Collateralized debt obligations (“CDOs”) and other	1	0	—	2	(3)	—	0	0	—	0
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥7	¥0	¥—	¥7	¥(10)	¥—	¥(1)	¥8	¥(8)	¥3

Short-term borrowings	103	(8)	0	152	(136)	—	1	15	(85)	58
Payables and deposits	1	0	0	2	—	—	—	7	(2)	8
Collateralized financing	1	—	—	—	—	—	—	—	(1)	—
Long-term borrowings	547	(6)	2	487	(409)	—	1	41	(192)	479
Other liabilities	35	(26)	—	1	(36)	—	6	0	0	32

Total	¥694	¥(40)	¥2	¥649	¥(591)	¥—	¥7	¥71	¥(288)	¥580

(1)
Includes gains and losses reported primarily within
Net gain on trading, Gain on private equity and debt investments, and also within
Gain (loss) on investments in equity securities, Revenue
—
Other
and
Non-interest
expenses
—
Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.

F-4
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the year ended March 31, 2021 and March 31, 2022.
(5)
Transfers into Level
 3
indicate certain valuation inputs of a financial instrument become unobservable or significant.
Transfers out of Level
 3
indicate certain valuation inputs of a financial instrument become observable or insignificant. See
Quantitative and qualitative information regarding significant unobservable Valuation inputs above for the valuation inputs of each financial instruments.

Unrealized gains and losses recognized for Level 3 financial instruments
The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2021 and 2022, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2021	2022

	Unrealized gains / (losses) (1)
Assets:
Trading assets and private equity and debt investments
Equities	¥4	¥2
Private equity and debt investments	12	1
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	1	0
Bank and corporate debt securities and loans for trading purposes	(1)	(2)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	(3)	1
Collateralized debt obligations (“CDOs”) and other	(3)	(7)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	10	(5)

Derivatives, net (2)
Equity contracts	(66)	46
Interest rate contracts	16	0
Credit contracts	(21)	5
Foreign exchange contracts	19	(13)

Total derivatives, net	(52)	38

Subtotal	¥(42)	¥33

Loans and receivables	(3)	16
Collateralized agreements	(1)	0
Other assets
Other	41	(2)

Total	¥(5)	¥47

F-
49

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31
	2021	2022

	Unrealized gains / (losses) (1)
Liabilities:
Trading liabilities
Equities	¥0	¥0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities	0	0
Collateralized debt obligations (“CDOs”) and other	0	0

Total trading liabilities	¥0	¥0

Short-term borrowings (3)	4	2
Payables and deposits (3)	0	0
Collateralized financing (3)	0	—
Long-term borrowings (3)	(17)	18
Other liabilities	5	(7)

Total	¥(8)	¥13

(1)
Includes gains and losses reported within
Net gain on trading, Gain on private equity and debt investments
, and also within
Gain on investments in equity securities, Revenue
—
Other
and
Non-interest
expenses
—Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(3)
Includes changes in unrealized gains and losses in
Other comprehensive income (loss)
for recurring Level 3 fair value measurements held at the end of the reporting period. They were ¥0 billion and ¥5 billion for the years ended March 31, 2021 and 2022.

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

F-5
0

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2021 and 2022. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2021
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥2	¥—	Monthly	Same day-30 days
Venture capital funds	4	2	—	—
Private equity funds	18	21	—	—
Real estate funds	4	1	—	—

Total	¥28	¥24

	Billions of yen
	March 31, 2022
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥12	¥1	Monthly	Same day- 30 days
Venture capital funds	10	10	—	—
Private equity funds	22	19	—	—
Real estate funds	4	1	—	—

Total	¥48	¥31

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura is permitted to redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.
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
Private equity funds:
These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The

F-5
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
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

•
All structured notes issued on or after April 1, 2008 reported within
Short-term borrowings
or
Long-term borrowings
. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and vanilla debt securities issued by those subsidiaries.

•
Certain structured deposit issuances reported within
Deposits received at banks.
Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

F
-5
2

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

On April 1, 2020, Nomura also elected the fair value option for certain loans and loan commitments originated or purchased by the Wholesale division as part of its adoption of ASC 326. This election was made to allow these positions to be more appropriately risk managed on a prospective basis through the impact of the
COVID-19
pandemic at such time. Risk management for this purpose has included hedging these positions and also selling certain positions within the portfolio as and when active markets and buyers returned. These positions elected for the FVO were selected primarily based on the activity of the borrower, internal credit rating and from a credit and market risk perspective.
The impact of this election was to reduce the carrying value of recognized loans receivable as reported within
Loans and receivables
by ¥9,774 million as of April 1, 2020 as the fair value of these positions was below carrying value at such date. Similarly, a liability of ¥5,888 million was recognized and reported within
Other liabilities
for loan commitments at such date as the fair value of these positions was negative. In both cases, fair value was below carrying value or negative primarily as a result of the volatile credit markets and impact of the
COVID-19
pandemic on credit spreads at such date.
The total difference between carrying value and fair value of ¥15,662 million, net of tax, was recognized in opening
Retained earnings
as a cumulative effect adjustment on April 1, 2020. Subsequent changes in fair value after April 1, 2020 have been recognized in earnings and reported within
Revenue—Net gain on trading
.
In March 2021, Nomura also elected the fair value option for certain claims receivable arising from the U.S. Prime Brokerage Event. This election was made as these receivables will be prospectively managed on a fair value basis. The receivables are reported within
Loans and receivables
with any subsequent changes in fair value recognized in earnings and reported within
Revenue—Net gain on trading.
See Note.23 “
U.S. Prime Brokerage Event
” for further information on this event.
Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within
Interest and dividends, Interest expense
or
Revenue—Net gain on trading
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2020, 2021 and 2022.

	Billions of yen
	Year ended March 31
	2020	2021	2022

	Gains/(Losses) (1)
Assets:
Trading assets and private equity and debt investments (2)
Trading assets	¥1	¥2	¥1
Private equity and debt investments	(1)	0	6
Loans and receivables	2	7	39
Collateralized agreements (3)	4	5	(1)
Other assets (2)	(16)	51	(3)

Total	¥(10)	¥65	¥42

Liabilities:
Short-term borrowings (4)	¥64	¥(83)	¥60
Payables and deposits	0	3	4
Collateralized financing (3)	(2)	9	3
Long-term borrowings (4)(5)	58	(194)	275
Other liabilities (6)	2	3	4

Total	¥122	¥(262)	¥346

(1)	Includes gains and losses reported primarily within Revenue—Net gain on trading and Revenue — Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.
As of March 31, 2021 and 2022, Nomura held an economic interest of 39.27% and 39.21% in American Century Companies, Inc., respectively. The investment is measured at fair value on a recurring basis through election of the fair value option and is reported within
Other assets—Other
in the consolidated balance sheets
.
Changes in gains and losses attributable to instrument-specific credit risk of loans and receivables elected for the FVO during the year ended March 31, 2022 were primarily due to a recovery of increasing in the estimated fair value of certain transactions with a U.S. client in connection with the U.S. Prime Brokerage Event elected to be measured at fair value and not significant from others. See Note 23 “
U.S. Prime Brokerage Event
” for further information on this event.
Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.

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
31
,
2021
and
2022

	Billions of Yen
	Year ended March 31
	2021	2022
Changes recognized as a credit (debit) to other comprehensive income	¥(88)	¥60
Credit (debit) amounts reclassified to earnings	(10)	1
Cumulative credit (debit) balance recognized in accumulated other comprehensive income	(11)	49
As of March 31, 2021, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥219
billion less than the principal balance of such
Loans and receivables
. A significant portion of the principal balance relates to receivables recognized for claims in connection with the U.S. prime brokerage event in March 2021. See Note.23
“U.S. Prime Brokerage Event”
for further information on this event. There were no
Loans and receivables
for which the fair value option was elected that were 90 days or more past due.
The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Long-term borrowings
for which the fair value option was elected was ¥45 billion less than the principal balance of such
Long-term borrowings
.
As of March 31, 2022, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥267
billion less than the principal balance of such
Loans and receivables
. A significant portion of the principal balance relates to receivables recognized for claims in connection with the U.S. prime brokerage event in March 2021. See Note.23
“U.S. Prime Brokerage Event”
for further information on this event. The unpaid principal balance of
Loans and receivables
for which the fair value option was elected that were 90 days or more past due was ¥278 billion.
The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Long-term borrowings
for which the fair value option was elected was ¥212 billion less than the principal balance of such
Long-term borrowings
.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These concentrations generally arise from taking trading positions and are reported within
Trading assets
in the consolidated balance sheets. Government, agency and municipal securities, including
Securities pledged as collateral
, represented 15% of total assets as of March 31, 2021 and 16% as of March 31, 2022.
The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2021 and 2022. See Note 3 “
Derivative instruments and hedging activities
” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2021
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥1,715	¥1,888	¥2,329	¥620	¥6,552

	Billions of yen
	March 31, 2022
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥1,916	¥2,368	¥2,151	¥721	¥7,156

(1)
Other than above, there were ¥299 billion and ¥331 billion of government, agency and municipal securities reported within
Other assets
—
Non-trading
debt securities
in the consolidated balance sheets as of March 31, 2021 and 2022, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value
Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.
The carrying value of the majority of the financial instruments detailed below approximates their fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within
Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell
and
Securities borrowed
and financial liabilities reported within
Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned
and
Other secured borrowings
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
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2021 and 2022.

	Billions of yen
	March 31, 2021 (1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,510	¥3,510	¥3,510	¥—	¥—
Time deposits	281	281	—	281	—
Deposits with stock exchanges and other segregated cash	374	374	—	374	—
Loans receivable (2)	2,937	2,937	—	2,120	817
Securities purchased under agreements to resell	10,775	10,775	—	10,757	18
Securities borrowed	5,264	5,264	—	5,264	—

Total	¥23,141	¥23,141	¥3,510	¥18,796	¥835

Liabilities:
Short-term borrowings	¥1,368	¥1,368	¥—	¥1,265	¥103
Deposits received at banks	1,342	1,343	—	1,342	1
Securities sold under agreements to repurchase	13,360	13,360	—	13,360	0
Securities loaned	1,381	1,381	—	1,381	—
Other secured borrowings	393	393	—	393	—
Long-term borrowings	7,975	7,978	5	7,370	603

Total	¥25,819	¥25,823	¥5	¥25,111	¥707

	Billions of yen
	March 31, 2022 (1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,316	¥3,316	¥3,316	¥—	¥—
Time deposits	321	321	—	321	—
Deposits with stock exchanges and other segregated cash	427	427	—	427	—
Loans receivable (2)	3,515	3,515	—	2,461	1,054
Securities purchased under agreements to resell	11,879	11,879	—	11,863	16
Securities borrowed	4,997	4,994	—	4,994	—

Total	¥24,455	¥24,452	¥3,316	¥20,066	¥1,070

Liabilities:
Short-term borrowings	¥1,050	¥1,050	¥—	¥993	¥57
Deposits received at banks	1,761	1,761	—	1,752	9
Securities sold under agreements to repurchase	12,575	12,575	—	12,575	0
Securities loaned	1,567	1,568	—	1,568	—
Other secured borrowings	396	396	—	396	—
Long-term borrowings	9,258	9,236	23	8,688	525

Total	¥26,607	¥26,586	¥23	¥25,972	¥591

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

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
As of March 31, 2021, the equity method investment in Nomura Real Estate Holdings, Inc., one of Nomura’s affiliated companies, is measured at fair value on a nonrecurring basis. The investment that is reported within
Investments in and advances to affiliated companies
in the consolidated balance sheets was impaired by ¥47,661 million. The fair value used to measure the other than temporary impairment was the quoted market price as of March 31, 2021 which would be classified in Level 1 of the fair value hierarchy. See Note
19
“
Affiliated companies and other equity-method investees
” for further information.
As of March 31, 2022, there were no significant amount of assets
or
liabilities which were measured at fair value on a nonrecurring basis.
3. Derivative instruments and hedging activities:
Nomura uses a variety of derivatives, including futures, forwards, options and swaps, for both trading and non-trading
purposes.
Derivatives used for trading purposes
In the normal course of business, Nomura enters into transactions involving derivatives to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.
Nomura maintains active trading positions in a variety of derivatives. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivatives as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to facilitate its clients in adjusting their risk profiles change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
To the extent these derivatives are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.
Nomura seeks to minimize its exposure to market risk arising from its use of these derivatives through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.
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
Fair value hedges
Nomura designates certain derivatives as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities and assets through the consolidated statements of income within
Interest expense
and
Revenue
—
Other
, respectively.
Net investment hedges
Nomura designates certain derivatives designated as hedges of its net investment in foreign operations relating to specific subsidiaries which have non-Japanese
Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within
Revenue-Other
. All other movements in the fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within
Accumulated other comprehensive income (loss)
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk for derivatives
The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2021 and 2022. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2021
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥13,474	¥(11,473)	¥(1,500)	¥501

	Billions of yen
	March 31, 2022
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥15,667	¥(13,193)	¥(1,669)	¥805
Derivative activities
The following tables quantify of Nomura’s derivative positions as of March 31, 2021 and 2022 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of the instrument. Changes in the fair value of derivatives are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

		Billions of yen
		March 31, 2021
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥40,396	¥1,402	¥2,229
Interest rate contracts	2,524,407	9,617	9,023
Credit contracts	38,850	455	523
Foreign exchange contracts	351,662	4,511	4,402
Commodity contracts	334	1	0

Total	¥2,955,649	¥15,986	¥16,177

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥1,168	¥15	¥14
Foreign exchange contracts	130	5	—

Total	¥1,298	¥20	¥14

Total derivatives	¥2,956,947	¥16,006	¥16,191

F-6
0

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		March 31, 2022
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥34,526	¥974	¥1,457
Interest rate contracts	2,769,546	11,938	10,865
Credit contracts	37,572	443	514
Foreign exchange contracts	314,763	4,804	4,814
Commodity contracts	300	1	1

Total	¥3,156,707	¥18,160	¥17,651

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥2,166	¥—	¥88
Foreign exchange contracts	145	2	—

Total	¥2,311	¥2	¥88

Total derivatives	¥3,159,018	¥18,162	¥17,739

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
As of March 31, 2021 and 2022, the amounts reported include derivatives used for non-trading
purposes other than those designated as fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant.

Offsetting of derivatives
Counterparty credit risk associated with derivatives is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default of the counterparty
(“close-out
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
close-out
and offsetting rights, or

F-6
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
210-20
and ASC 815 are met.
The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2021 and 2022 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC
210-20
and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out
and offsetting rights are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2021		March 31, 2022
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Equity contracts
OTC settled bilaterally	¥904	¥1,439	¥709	¥1,054
Exchange-traded	498	790	265	403
Interest rate contracts
OTC settled bilaterally	8,456	7,871	9,486	8,584
OTC centrally-cleared	1,147	1,146	2,332	2,309
Exchange-traded	29	20	120	60
Credit contracts
OTC settled bilaterally	169	251	208	276
OTC centrally-cleared	282	269	223	224
Exchange-traded	4	3	12	14
Foreign exchange contracts
OTC settled bilaterally	4,516	4,402	4,806	4,814
Commodity contracts
OTC settled bilaterally	0	0	1	1
Exchange-traded	1	0	0	0

Total gross derivative balances (2)	¥16,006	¥16,191	¥18,162	¥17,739
Less: Amounts offset in the consolidated balance sheets (3)	(14,786)	(14,697)	(16,608)	(16,079)

Total net amounts reported on the face of the consolidated balance sheets (4)	¥1,220	¥1,494	¥1,554	¥1,660
Less: Additional amounts not offset in the consolidated balance sheets (5)
Financial instruments and non-cash collateral	¥(240)	¥(310)	¥(432)	¥(134)

Net amount	¥980	¥1,184	¥1,122	¥1,526

F-6
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2021, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥392 billion and ¥589 billion, respectively. As of March 31, 2022, the gross balance of such derivative assets and derivative liabilities was ¥458 billion and ¥671 billion, respectively.

(3)
Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2021, Nomura offset a total of ¥1,594 billion of cash collateral receivables against net derivative liabilities and ¥1,683 billion of cash collateral payables against net derivative assets. As of March 31, 2022, Nomura offset a total of ¥1,431 billion of cash collateral receivables against net derivative liabilities and ¥1,960 billion of cash collateral payables against net derivative assets.

(4)
Net derivative assets and net derivative liabilities are generally reported within
Trading assets and private equity and debt investments
—
Trading assets
and
Trading liabilities
, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within
Short-term borrowings
or
Long-term borrowings
depending on the maturity of the underlying host contract.

(5)
Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC
210-20
and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2021, a total of ¥283 billion of cash collateral receivables and ¥572 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2022, a total of ¥359 billion of cash collateral receivables and ¥652 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “
Collateralized transactions
”.
Derivatives used for trading purposes
Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within
Revenue—Net gain on trading
.

F-6
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2020, 2021 and 2022 related to derivatives used for trading and non-trading
purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Year ended March 31
	2020	2021	2022
Derivatives used for trading and non-trading purposes (1) :
Equity contracts	¥93	¥26	¥(36)
Interest rate contracts	(192)	254	198
Credit contracts	(118)	(90)	(118)
Foreign exchange contracts	57	(11)	27
Commodity contracts	(1)	50	87

Total	¥(161)	¥229	¥158

(1)
Includes net gains (losses) on derivatives used for
non-trading
purposes which are not designated as fair value or net investment hedges. For the year ended March 31, 2020, these amounts were not significant. For the year ended March 31, 2021, net losses for these non-trading
derivatives were ¥3 billion. For the year ended March 31, 2022, these amounts were not significant.

Fair value hedges
Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments. In conjunction with the abolition of LIBOR, Nomura terminated the hedging instruments that reference LIBOR and began new hedging transactions. The cancelled hedging transactions are accounted for as termination of hedge accounting.
The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the related cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2021 and 2022.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged assets/liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged assets/liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued
	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Long-term borrowings	¥1,164	¥2,075	¥2	¥90	¥0	¥0

Total	¥1,164	¥2,075	¥2	¥90	¥0	¥0

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within
Interest expense
and
Revenue-Other
, respectively together with the change in fair value of the hedged items.

F-6
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2020, 2021 and 2022 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2020	2021	2022
Derivatives designated as fair value hedging instruments:
Interest rate contracts	¥(26)	¥29	¥85

Total	¥(26)	¥29	¥85

	Billions of yen
	Year ended March 31
	2020	2021	2022
Hedged items in fair value hedges:
Long-term borrowings	¥26	¥(29)	¥(85)

Total	¥26	¥(29)	¥(85)

Net investment hedges
Nomura designates certain foreign currency derivatives, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains and losses arising from the derivatives and non-derivative
financial instruments designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within
Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax
. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.
The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2020, 2021 and 2022.

	Billions of yen
	Year ended March 31
	2020	2021	2022
Net investment hedging instruments:
Foreign exchange contracts	¥2	¥(7)	¥7

Total	¥2	¥(7)	¥7

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within
Revenue—Net gain on trading and Revenue
—
Other
in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2020, 2021 and 2022.
Derivatives containing credit risk related contingent features
Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

F-6
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2021, was ¥727 billion with related collateral pledged of ¥583 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 2021, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was approximately ¥2 billion.
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2022 was ¥638 billion with related collateral pledged of ¥421 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 2022, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was approximately ¥1 billion.
Credit derivatives
Credit derivatives are derivatives in which one or more of their underlying reference assets of the instrument are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit events specified in the contract.
Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.
Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and/ or seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.
The most common type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.
Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the underlying reference asset.
Credit derivatives written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.
Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the purchase of separate credit derivative protection with identical or correlated underlying reference assets.

F-6
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The extent of these purchased credit protection contracts is quantified in the following tables under the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlying reference assets to the written credit derivatives which act as a hedge against Nomura’s exposures. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased credit protection.
Written credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the written credit derivative. However, this is generally not a true representation of the amount Nomura will actually pay under these contracts as there are other factors that affect the likelihood and amount of any payment obligations under the contracts, including:
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
Recovery value on the underlying asset
: In the case of the occurrence of an event of default, Nomura’s liability on a written credit derivative is limited to the difference between the notional amount and the recovery value of the underlying reference asset under default. While the recovery value on a defaulted asset may be minimal in certain cases, this does reduce amounts paid on these contracts.
The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlying reference assets as of March 31, 2021 and 2022.

	Billions of yen
	March 31, 2021
	Carrying value (Asset) / Liability (1)	Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(80)	¥7,035	¥1,318	¥2,297	¥2,642	¥778	¥5,452
Credit default swap indices	(246)	10,235	1,271	4,065	3,989	910	7,737
Other credit risk related portfolio products	10	396	73	180	131	12	280
Credit-risk related options and swaptions	0	39	—	—	39	—	33

Total	¥(316)	¥17,705	¥2,662	¥6,542	¥6,801	¥1,700	¥13,502

F-6
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2022
	Carrying value (Asset) / Liability (1)	Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥19	¥7,708	¥1,339	¥2,915	¥2,448	¥1,006	¥5,688
Credit default swap indices	(140)	10,015	2,045	4,189	3,257	524	7,494
Other credit risk related portfolio products	19	419	56	286	63	14	293
Credit-risk related options and swaptions	0	115	—	—	88	27	68

Total	¥(102)	¥18,257	¥3,440	¥7,390	¥5,856	¥1,571	¥13,543

(1)
Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty offsetting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivatives.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Credit ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If credit ratings from either of these agencies are not available, the credit ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the credit rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2021
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥198	¥1,218	¥1,887	¥2,098	¥753	¥881	¥7,035
Credit default swap indices	114	128	1,880	6,294	1,415	404	10,235
Other credit risk-related portfolio products	—	—	4	237	58	97	396
Credit risk-related options and swaptions	—	—	—	32	7	—	39

Total	¥312	¥1,346	¥3,771	¥8,661	¥2,233	¥1,382	¥17,705

	Billions of yen
	March 31, 2022
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥192	¥1,485	¥2,164	¥2,057	¥869	¥941	¥7,708
Credit default swap indices	105	215	3,369	5,012	988	326	10,015
Other credit risk-related portfolio products	—	—	28	226	47	118	419
Credit risk-related options and swaptions	—	—	61	27	27	—	115

Total	¥297	¥1,700	¥5,622	¥7,322	¥1,931	¥1,385	¥18,257

F-6
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.
Derivatives entered into in contemplation of sales of financial assets
Nomura enters into transactions which involve both the transfer of financial assets to a counterparty and a separate agreement entered contemporaneously with the same counterparty through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance
total return swaps.
These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within
Long-term borrowings
or
Short-term borrowings
in the consolidated balance sheets.
For the year ended March 31, 2021, certain transactions which involve sales of securities and total return swaps were accounted for as sales. As of the date of transfer, the carrying amount of the securities and the amount of gross cash proceeds from the sales were ¥69,405 million and ¥69,535 million, respectively. As of March 31, 2021, the fair value of the securities derecognized by Nomura and the gross liability balances of the derivatives arising from the transactions were ¥67,773 million and ¥1,539 million respectively.
For the year ended March 31, 2022, certain transactions which involve sales of securities and total return swaps were accounted for as sales. As of the date of transfer, the carrying amount of the securities and the amount of gross cash proceeds from the sales were ¥69,405 million and ¥69,535 million, respectively. As of March 31, 2022, the fair value of the securities derecognized by Nomura and the gross liability balances of the derivatives arising from the transactions were ¥63,994 million and ¥5,319 million, respectively.
4. Revenue from services provided to customers
Revenue by types of service
The following table presents revenue earned by Nomura from providing services to customers by relevant line item in the consolidated statements of income for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Commissions	¥308,805	¥376,897	¥332,344
Fees from investment banking	103,222	108,681	149,603
Asset management and portfolio service fees	238,202	230,047	269,985
Other revenue	49,901	44,235	38,863

Total	¥700,130	¥759,860	¥790,795

F-
69

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commissions
represent revenue principally from trade execution, clearing services and distribution of fund units provided by the Wholesale and Retail divisions generated approximately equally across the divisions. The following table shows a breakdown of
Commissions
for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Brokerage commissions	¥196,491	¥262,286	¥236,353
Fund unit distribution fees	66,664	68,794	43,695
Other commissions	45,650	45,817	52,296

Total	¥308,805	¥376,897	¥332,344

Fees from investment banking
represent revenues from financial advisory, underwriting and distribution primarily from the Wholesale division, and to a lesser extent, the Retail division. The following table shows the breakdown of
Fees from investment banking
for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Equity underwriting and distribution fees	¥13,958	¥30,647	¥33,113
Debt underwriting and distribution fees	25,546	23,120	29,812
Financial advisory fees	41,646	37,760	64,240
Other fees	22,072	17,154	22,438

Total	¥103,222	¥108,681	¥149,603

Asset management and portfolio service fees
represent revenues from asset management services primarily from the Investment Management division, and to a lesser extent, the Retail division.
The following table shows the breakdown of
Asset management and portfolio service fees
for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Asset management fees	¥159,494	¥150,218	¥171,056
Administration fees	62,619	63,215	79,572
Custodial fees	16,089	16,614	19,357

Total	¥238,202	¥230,047	¥269,985

F-7
0

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

F-7
1

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

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customer

•  Underwriting and syndication fees are recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where draw down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

F-7
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments

Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Provision of custodial and administrative services to customers
•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally are recognized on a straight-line basis based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Custodial and administrative fees are recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point in time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically settled monthly, quarterly or semi-annually.
The underlying contracts entered into by Nomura in connection with the services described above typically do not have significant financing components. If such components exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “
Revenue from Contracts with Customers
” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain any rights of return or similar features for the customer
Customer contract balances
When Nomura or the customer performs in accordance with the terms of a customer contract, a contract asset, customer contract receivable or contract liability is recognized in Nomura’s consolidated balance sheet.
A contract asset represents accrued revenue recognized by Nomura for completion or partially completion of a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditional on factors or events other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for services provided. Both contract assets and customer contract receivables are reported in
Receivables from Customers
within Nomura’s consolidated balance sheet. A contract liability is any liability recognized in connection with a customer contract, including obligations to refund or obligations to provide a service in the future for which consideration has already been received or is due to be received. Contract liabilities are reported in
Payables to Customers
within Nomura’s consolidated balance sheet.

F-7
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amount of contract assets as of March 31, 2021 and 2022 was not significant.

	Millions of yen
	March 31, 2021	March 31, 2022
Customer contract receivables	¥85,205	¥88,621
Contract liabilities (1)	3,497	3,834

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.
The balance of contract liabilities as of March 31, 2020 were recognized as revenue for the year ended March 31, 2021. Nomura recognized ¥1,565 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2021. The balance of contract liabilities as of March 31, 2021 were recognized as revenue for the year ended March 31, 2022. Nomura recognized ¥8,108 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2022.
Transaction price allocated to the remaining performance obligations
In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were
¥1,187 million as of March 31, 2021 and ¥1,350 million as of March 31, 2022. As permitted by ASC 606, Nomura has elected not to disclose information about remaining performance obligations that have an individual estimated contract period of one year or less. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.
Customer contract costs
As permitted by ASC 340 “
Other Assets and Deferred Costs,
” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amount of deferred costs to obtain or fulfill customer contracts as of March 31, 2021 and 2022 was not significant.
5. Collateralized transactions:
Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ financing needs, finance trading inventory positions and obtain securities for settlement.
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

F-7
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions with certain types of counterparty and in certain jurisdictions which are not documented under a master netting agreement. Even when these transactions are documented under such master netting agreements, Nomura may not have obtained, or may not be able to obtain, evidence to determine with sufficient certainty that the close-out
and offsetting rights in the agreements are legally enforceable. This may be the case where relevant local laws explicitly prohibit such close-out
and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.
Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.
In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese
government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, the party receiving the collateral is free to sell or repledge the securities received through repurchase agreements, securities lending transactions or to cover short positions. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred, where collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.
Offsetting of certain collateralized transactions
Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where specific criteria as defined by ASC
210-20
are met. These criteria include requirements around maturity of transactions, underlying systems on which collateral is settled, associated banking arrangements and legal enforceability of close-out
and offsetting rights under relevant master netting agreements.

F-7
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2021 and 2022, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2021
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥31,568	¥5,241	¥34,154	¥1,781
Less: Amounts offset in the consolidated balance sheets (2)	(20,793)	—	(20,794)	—

Total net amounts of reported on the face of the consolidated balance sheets (3)	¥10,775	¥5,241	¥13,360	¥1,781

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(9,390)	(3,211)	(9,448)	(1,488)
Cash collateral	(1)	—	(1)	—

Net amount	¥1,384	¥2,030	¥3,911	¥293

	Billions of yen
	March 31, 2022
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥31,365	¥4,994	¥32,061	¥1,734
Less: Amounts offset in the consolidated balance sheets (2)	(19,486)	—	(19,486)	—

Total net amounts of reported on the face of the consolidated balance sheets (3)	¥11,879	¥4,994	¥12,575	¥1,734

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(9,370)	(3,372)	(9,114)	(1,524)
Cash collateral	(8)	—	(12)	—

Net amount	¥2,501	¥1,622	¥3,449	¥210

(1)
Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2021, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥480 billion and ¥2,653 billion, respectively. As of March 31, 2021, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of

F-7
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

enforceability amounted to ¥1,947 billion and ¥213 billion, respectively. As of March 31, 2022, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥793 billion and ¥2,453 billion, respectively. As of March 31, 2022, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,511 billion and ¥158 billion, respectively.
(2)
Represent amounts offset through counterparty netting under master netting or similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC
210-20.
Amounts offset include transactions carried at fair value through election of the fair value option.

(3)
Reverse repurchase agreements and securities borrowing transactions are reported within
Collateralized agreements
—
Securities purchased under agreements to resell
and
Collateralized agreements
—
Securities borrowed
in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—
Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within
Other liabilities
in the consolidated balance sheets.

(4)
Represent amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC
210-20
but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

For information on offsetting of derivatives, see Note 3 “
Derivative instruments and hedging activities
”.
Maturity analysis of repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2021 and 2022. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2021
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥13,837	¥16,452	¥1,991	¥1,590	¥284	¥34,154
Securities lending transactions	872	351	291	266	1	1,781

Total gross recognized liabilities (2)	¥14,709	¥16,803	¥2,282	¥1,856	¥285	¥35,935

	Billions of yen
	March 31, 2022
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥12,266	¥15,454	¥2,220	¥1,611	¥510	¥32,061
Securities lending transactions	992	242	200	277	23	1,734

Total gross recognized liabilities (2)	¥13,258	¥15,696	¥2,420	¥1,888	¥533	¥33,795

F-7
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)
Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—
Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
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

Securities transferred in repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2021 and 2022. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2021
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥724	¥1,600	¥2,324
Japanese government, agency and municipal securities	1,168	0	1,168
Foreign government, agency and municipal securities	27,531	8	27,539
Bank and corporate debt securities	1,926	117	2,043
Commercial mortgage-backed securities (“CMBS”)	6	—	6
Residential mortgage-backed securities (“RMBS”) (1)	2,532	—	2,532
Collateralized debt obligations (“CDOs”) and other	223	—	223
Investment trust funds and other	44	56	100

Total gross recognized liabilities (2)	¥34,154	¥1,781	¥35,935

	Billions of yen
	March 31, 2022
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥384	¥1,508	¥1,892
Japanese government, agency and municipal securities	879	1	880
Foreign government, agency and municipal securities	26,436	17	26,453
Bank and corporate debt securities	2,322	175	2,497
Commercial mortgage-backed securities (“CMBS”)	1	—	1
Residential mortgage-backed securities (“RMBS”) (1)	1,846	—	1,846
Collateralized debt obligations (“CDOs”) and other	157	—	157
Investment trust funds and other	36	33	69

Total gross recognized liabilities (2)	¥32,061	¥1,734	¥33,795

F-7
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)
Includes
¥2,170
billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2021. Includes
¥1,404
billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2022.

(2)
Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—
Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within
Other liabilities
in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura
The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2021 and 2022.

	Billions of yen
	March 31
	2021	2022
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥50,466	¥48,234
The portion of the above that has been sold (as reported within Trading liabilities in the consolidated balance sheets) or repledged	38,342	36,146
Collateral pledged by Nomura
Nomura pledges owned securities and other financial assets to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as
Securities pledged as collateral
within
Trading assets
,
Non-trading
debt securities, Investments in equity securities
and
Investments in and advances to affiliated companies
in the consolidated balance sheets.

F-
79

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2021 and 2022.

	Millions of yen
	March 31
	2021	2022
Trading assets:
Equities and convertible securities	¥239,393	¥368,235
Government and government agency securities	1,064,164	1,178,011
Bank and corporate debt securities	32,262	27,899
Residential mortgage-backed securities (“RMBS”)	1,790,395	868,183
Collateralized debt obligations (“CDOs”) and other (1)	32,081	9,548
Investment trust funds and other	43,805	36,661

	¥3,202,100	¥2,488,537

Non-trading debt securities (2)	115,659	163,445
Investments in and advances to affiliated companies (3)	¥4,136	¥12,832

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities.
(3)	Investments in and advances to affiliated companies primarily comprise shares in NRI.
The following table presents the carrying amount of financial and non-financial
assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2021 and 2022.

	Millions of yen
	March 31
	2021	2022
Loans and receivables	¥114,051	¥235,875
Trading assets and private equity and debt investments	1,344,361	1,416,279
Office buildings, land, equipment and facilities	5,076	4,841
Non-trading debt securities	1,047	2,827
Investments in and advances to affiliated companies	—	3
Other	5,823	497

	¥1,470,358	¥1,660,322

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions. See Note 11 “
Borrowings
” for further information regarding
trading balances of secured borrowings
.
6. Securitizations and Variable Interest Entities:
Securitizations
Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as

F-8
0

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvements with these SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Where Nomura retains an interest in the financial assets, including residual interests in the SPEs, any such interests are measured at fair value and reported within
Trading assets
in Nomura’s consolidated balance sheets, with the change in fair value reported within
Revenue-Net
gain on trading
. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value generally based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.
As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2021 and 2022, Nomura received cash proceeds from SPEs in new securitizations of ¥297 billion and ¥464 billion, respectively, and the associated gain on sale was ¥19 billion and ¥9 billion, respectively. For the years ended March 31, 2021 and 2022, Nomura received debt securities issued by these SPEs with an initial fair value of ¥2,799 billion and ¥1,890 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥2,564 billion and ¥1,759 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,323 billion and ¥5,829 billion as of March 31, 2021 and 2022, respectively. Nomura’s retained interests were ¥160 billion and ¥131 billion as of March 31, 2021 and 2022, respectively. For the years ended March 31, 2021 and 2022, Nomura received cash flows of ¥27 billion and ¥39 billion, respectively, from the SPEs on the retained interests held in the SPEs.
Nomura does not provide any financial support to SPEs beyond its contractual obligations as of March 31, 2021 and 2022.
The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2021 and 2022.

	Billions of yen
	March 31, 2021
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥154	¥—	¥154	¥154	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	6	6	0	6

Total	¥—	¥154	¥6	¥160	¥154	¥6

F-8
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2022
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥124	¥—	¥124	¥124	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	7	7	2	5

Total	¥—	¥124	¥7	¥131	¥126	¥5

As of March 31, 2021 and 2022, predominantly all of the retained interests held by Nomura were valued using observable prices. The initial fair value of these retained interests are mostly level 2 in the fair value hierarchy.
The following table presents the type and carrying value of financial assets included within
Trading assets
and
Loans receivable
which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2021 and 2022. These transfers are accounted for as secured financing transactions and generally reported within
Long-term borrowings.
The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse
to Nomura.

	Billions of yen
	March 31
	2021	2022
Assets
Trading assets
Loans for trading purposes	¥106	¥19
Loans receivable	—	203

Total	¥106	¥222

Liabilities
Long-term borrowings	¥106	¥222

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
If Nomura has power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and through Nomura’s interest in the VIE, Nomura has the right to receive benefits or the obligation to absorb losses that could be potentially significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not act as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds for which Nomura is the primary beneficiary.

F-8
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The power to direct the most significant activities may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura generally considers collateral management and servicing to represent the power to make the most significant decisions, unless such roles are deemed to be a fiduciary relationship. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the unilateral right to replace the collateral manager or servicer or to require liquidation of the entity.
For many transactions, such as where VIEs are used for
re-securitizations
of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In those cases, Nomura focuses its analysis on the party who has the sole discretion in the initial design of the VIE, and considers factors such as the nature of the underlying assets held by the VIE, the extent of third party investors’ involvement in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and any third party investors. Nomura has sponsored numerous re-securitization
transactions and in many cases has determined that it is not the primary beneficiary on the basis that power to direct the most significant activities relating to these entities are shared with third party investors. Nomura has consolidated certain VIEs where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was insignificant at inception of the transaction.
The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2021 and 2022. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31
	2021	2022
Consolidated VIE assets
Cash and cash equivalents	¥13	¥62
Trading assets
Equities	524	555
Debt securities	414	443
CMBS and RMBS	20	21
Investment trust funds and other	4	—
Derivatives	1	1
Private equity and debt investments	21	4
Office buildings, land, equipment and facilities	51	10
Other	26	115

Total	¥1,074	¥1,211

Consolidated VIE liabilities
Trading liabilities
Derivatives	2	0
Borrowings
Short-term borrowings	74	95
Long-term borrowings	763	797
Other	2	6

Total	¥841	¥898

F-8
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On a quarterly basis, Nomura reassesses its involvement with the VIEs and evaluates the impact of any changes in governing documents and/or variable interests held by Nomura and other parties.
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
The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests as of March 31, 2021 and 2022. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

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

F-8
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2022
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥26	¥—	¥26
Debt securities	61	—	61
CMBS and RMBS	1,432	—	1,432
Investment trust funds and other	191	—	191
Private equity and debt investments	22	—	22
Loans	940	—	940
Other	10	—	10
Commitments to extend credit and other guarantees	—	—	256

Total	¥2,682	¥—	¥2,938

The above does not
include
certain repurchase agreement financings provided to third parties or Nomura sponsored VIEs.
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
—
Credit Losses
” (“ASC 326”) which requires recognition of allowances based on current expected credit losses rather incurred credit losses as required by previous authoritative guidance. See Note 1 “
Basis of accounting—New accounting
pronouncements
recently adopted
” in these consolidated financial statements for guidance on the impact of the current expected credit loss (“CECL”) impairment model introduced by ASC 326 on Nomura on initial adoption.
Collateralized agreements
Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash
collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those where we apply the fair value option, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally

F-8
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not significant either because of application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels or the short expected life of the financial instruments.
Loans receivable
The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.
Loans at banks include both retail and commercial secured loans and traditional unsecured loans mainly extended by Nomura Trust & Banking Co., Ltd. Where retail and commercial loans are secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. For unsecured commercial loans, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high or good credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.
Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage business in retail and wealth management services. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional frequent margin calls in order to maintain a specified ratio of loan-to-value
(“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral as required by Nomura. Allowances for current expected losses against Short-term secured margin loans are therefore usually not significant.
Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day
financings are traded through money market dealers. The risk to Nomura of making these loans is limited as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature. Allowances for current expected losses against inter-bank money market loans are therefore usually not significant.
Corporate loans are primarily commercial loans provided to corporate clients excluding those classified as Loans at banks. Corporate loans include loans secured by real estate or securities, unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a summary of loans receivable reported within Loans receivable or Advances to affiliated companies in the consolidated balance sheets as of March 31, 2021, and 2022 by portfolio segment.

	Millions of yen
	March 31, 2021
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivable
Loans at banks	¥605,200	¥—	¥605,200
Short-term secured margin loans	436,221	—	436,221
Inter-bank money market loans	1,289	—	1,289
Corporate loans	1,082,239	818,523	1,900,762

Total loans receivable	¥2,124,949	¥818,523	¥2,943,472

Advances to affiliated companies	1,000	—	1,000

Total	¥2,125,949	¥818,523	¥2,944,472

	Millions of yen
	March 31, 2022
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivable
Loans at banks	¥717,992	¥—	¥717,992
Short-term secured margin loans	442,600	—	442,600
Inter-bank money market loans	2,196	—	2,196
Corporate loans	1,206,349	1,210,590	2,416,939

Total loans receivable	¥2,369,137	¥1,210,590	¥3,579,727

Advances to affiliated companies	1,000	—	1,000

Total	¥2,370,137	¥1,210,590	¥3,580,727

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.
There were no significant purchases nor sales of loans receivable during the year ended March 31, 2021. During the same period, there were no significant reclassifications of loans receivable to or from trading assets.
There were no significant purchases nor sales of loans receivable during the year ended March 31, 2022. During the same period, there were no significant reclassifications of loans receivable to or from trading assets.
Net unamortized deferred fees and costs related to loans receivable carried at amortized cost were immaterial as of March 31, 2021 and March 31, 2022.

F-8
7

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
Nomura has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2021 and March 31, 2022 was not significant.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the year ended March 31, 2022.

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
The following table presents changes in the total allowance for incurred credit losses for the years ended March 31, 2020 as determined using legacy U.S. GAAP guidance in effect prior to ASC 326. The total allowance for incurred credit losses increased as of March 31, 2020 primarily as a result of specific impairments identified in March 2020 as a result of the
COVID-19
pandemic.

	Millions of yen
	Year ended March 31, 2020
	Allowance for current expected credit losses against loans				Allowance against receivables other than loans	Total allowance for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,052	¥370	¥868	¥2,290	¥1,879	¥4,169
Provision for credit losses	512	—	7,125	7,637	1,451	9,088
Charge-offs	—	—	—	—	(162)	(162)
Other (1)	—	(18)	(49)	(67)	(16)	(83)

Closing balance	¥1,564	¥352	¥7,944	¥9,860	¥3,152	¥13,012

(1)	Primarily includes the effect of foreign exchange movements and recoveries collected.
The following table presents changes in the allowance for current expected credit losses for the year ended March 31, 2021 and 2022 as determined using the CECL impairment model defined by ASC 326. The allowance increased as of March 2022 when compared to March 2021 primarily as a result of additional credit losses arising in connection with the U.S. Prime Brokerage Event in March 2021. See Note 23. “U.S. Prime Brokerage Event” for further information on this event.

	Millions of yen
	Year ended March 31, 2021
	Allowance for current expected credit losses against loans				Allowance against receivables other than loans (3)	Total allowance for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance prior to CECL adoption (1)	1,564	352	7,944	9,860	3,152	13,012
Impact of CECL adoption (2)	232	—	1,738	1,970	2	1,972
Opening balance after CECL adoption	1,796	352	9,682	11,830	3,154	14,984
Provision for credit losses (4)	(196)	—	38,211	38,015	1,060	39,075
Charge-offs	(318)	(363)	(0)	(681)	(1,600)	(2,281)
Other (5)	—	11	92	103	1,903	2,006

Closing balance	¥1,282	¥—	¥47,985	¥49,267	¥4,517	¥53,784

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31, 2022
	Allowance for current expected credit losses against loans				Allowance against receivables other than loans (3)	Total allowance for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	1,282	—	47,985	49,267	4,517	53,784
Provision for losses (4)	1,161	—	11,079	12,240	113	12,353
Charge-offs	—	—	—	—	(1,231)	(1,231)
Other (4) (5)	(9)	—	3,289	3,280	(1,840)	1,440

Closing balance	¥2,434	¥—	¥62,353	¥64,787	¥1,559	¥66,346

(1)	Closing balance recognized on March 31, 2020 as determined using legacy U.S. GAAP guidance in effect prior to the adoption of ASC 326.
(2)	The adjusted opening balance recognized on April 1, 2020 on adoption of the CECL impairment model under ASC 326.
(3)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.
(4)
Following default by a U.S. client in connection with the U.S. Prime Brokerage Event in March 2021, a provision for losses of
¥41,561
million was recognized. During year ending March 2022, an additional provision for losses of

¥9,289
million was recognized during the quarter ended June 30, 2021, which was subsequently partially offset by a release in the allowance of
 ¥2,535
million during the quarter ended March 31, 2022. See Note 23 “U.S. Prime Brokerage Event” for further information on this event.

(5)	Primarily includes the effect of foreign exchange movements and recoveries collected.
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
The amounts of TDRs which occurred during the years ended March 31, 2021 and 2022 were not significant.

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
As of March 31, 2021, there were ¥204,404 million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Corporate loans on a non-accrual
status include loans relating to a U.S. client in connection with the U.S. Prime Brokerage Event in March 2021. The amount of loans which were 90 days past due was not significant.
As of March 31, 2022, there were ¥62,289 million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Corporate loans on a non-accrual
status as of March 31, 2022 include loans relating to a U.S. client in connection with the U.S. Prime Brokerage Event in March 2021. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
Credit quality indicators
Nomura is exposed to credit risks due to a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing
credit analysis of each individual loan and continuous post-financing monitoring of the borrower’s creditworthiness.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2021 and 2022.

	Millions of yen
	March 31, 2021
	2021	2020	2019	2018	2017	2016 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥54,179	¥115,003	¥17,106	¥12,450	¥4,240	¥17,634	¥—	¥220,612
BB-CCC	75,680	115,131	3,864	2,324	—	5,484	—	202,483
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	61,185	—	—	—	—	—	61,185

Total secured loans at banks	¥129,859	¥291,319	¥20,970	¥14,774	¥4,240	¥23,118	¥—	¥484,280

Unsecured loans at banks:
AAA-BBB	¥9,101	¥22,955	¥27,863	¥17,563	¥8,484	¥34,719	¥—	¥120,685
BB-CCC	—	—	235	—	—	—	—	235
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥9,101	¥22,955	¥28,098	¥17,563	¥8,484	¥34,719	¥—	¥120,920

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	170,514	141	—	—	—	—	265,566	436,221

Total short-term secured margin loans	¥170,514	¥141	¥—	¥—	¥—	¥—	¥265,566	¥436,221

Unsecured inter-bank money market loans:
AAA-BBB	¥1,289	¥—	¥—	¥—	¥—	¥—	¥—	¥1,289
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥1,289	¥—	¥—	¥—	¥—	¥—	¥—	¥1,289

Secured corporate loans:
AAA-BBB	¥33,965	¥261,182	¥45,880	¥9,817	¥6,406	¥27,672	¥97	¥385,019
BB-CCC	20,093	102,941	34,435	29,869	13,067	17,573	173,178	391,156
CC-D (2)	197,859	—	—	—	—	—	—	197,859
Others (1)	—	39	40	11	30	4,697	428	5,245

Total secured corporate loans	¥251,917	¥364,162	¥80,355	¥39,697	¥19,503	¥49,942	¥173,703	¥979,279

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	84	—	450	—	—	—	—	534
CC-D	—	—	—	—	—	—	—	—
Others	1	191	8	97,212	—	5,014	—	102,426

Total unsecured corporate loans	¥85	¥191	¥458	¥97,212	¥—	¥5,014	¥—	¥102,960

Advances to affiliated companies
AAA-BBB	¥1,000	¥—	¥—	¥—	¥—	¥—	¥—	¥1,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—
Total advances to affiliated companies	¥1,000	¥—	¥—	¥—	¥—	¥—	¥—	¥1,000
Total	¥563,765	¥678,768	¥129,881	¥169,246	¥32,227	¥112,793	¥439,269	¥2,125,949

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	Includes loans of ¥197,859 million to a U.S. client in connection with the U.S. Prime Brokerage Event. See Note. 23 “U.S. Prime Brokerage Event” for further information on this event.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2022
	2022	2021	2020	2019	2018	2017 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥106,554	¥126,834	¥8,325	¥17,308	¥9,213	¥12,729	¥—	¥280,963
BB-CCC	80,167	169,655	1,693	638	587	6,779	—	259,519
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	82,304	—	—	—	—	—	82,304

Total secured loans at banks	¥186,721	¥378,793	¥10,018	¥17,946	¥9,800	¥19,508	¥—	¥622,786

Unsecured loans at banks:
AAA-BBB	¥6,000	¥18,175	¥12,703	¥20,565	¥9,982	¥25,841	¥—	¥93,266
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	1,940	—	—	—	1,940
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥6,000	¥18,175	¥12,703	¥22,505	¥9,982	¥25,841	¥—	¥95,206

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	169,195	23,238	—	—	—	—	250,167	442,600

Total short-term secured margin loans	¥169,195	¥23,238	¥—	¥—	¥—	¥—	¥250,167	¥442,600

Unsecured inter-bank money market loans:
AAA-BBB	¥2,196	¥—	¥—	¥—	¥—	¥—	¥—	¥2,196
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥2,196	¥—	¥—	¥—	¥—	¥—	¥—	¥2,196

Secured corporate loans:
AAA-BBB	¥—	¥52,545	¥86,910	¥20,710	¥3,258	¥52,496	¥9,916	¥225,835
BB-CCC	86,300	307,636	14,718	131,266	115,494	30,085	92,039	777,538
CC-D (2)	—	57,524	—	—	—	—	—	57,524
Others (1)	455	20	25	26	10	101	96	733

Total secured corporate loans	¥86,755	¥417,725	¥101,653	¥152,002	¥118,762	¥82,682	¥102,051	¥1,061,630

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	11,621	20,516	—	1,989	—	—	—	34,126
CC-D	—	—	—	—	—	—	—	—
Others	—	438	191	—	109,959	5	—	110,593

Total unsecured corporate loans	¥11,621	¥20,954	¥191	¥1,989	¥109,959	¥5	¥—	¥144,719

Advances to affiliated companies
AAA-BBB	¥—	¥1,000	¥—	¥—	¥—	¥—	¥—	¥1,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥1,000	¥—	¥—	¥—	¥—	¥—	¥1,000

Total	¥462,488	¥859,885	¥124,565	¥194,442	¥248,503	¥128,036	¥352,218	¥2,370,137

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	Includes loans of ¥57,524 million to a U.S. client in connection with the U.S. Prime Brokerage Event. See Note. 23 “U.S. Prime Brokerage Event” for further information on this event.
The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default—more than that of ‘B range.’

CC	Default category. An obligor or facility is currently highly vulnerable to nonpayment.

C	Default category. An obligor or facility is currently extremely vulnerable to nonpayment.

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other
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
The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31
	2021			2022
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate (1)	¥354	¥(288)	¥66	¥354	¥(292)	¥62
Aircraft	39,736	(1,382)	38,354	10,373	(688)	9,685

Total	¥40,090	¥(1,670)	¥38,420	¥10,727	¥(980)	¥9,747

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.
Nomura recognized lease income of ¥2,732 million, ¥1,878 million and ¥3,653 million for the years ended March 31, 2020, 2021 and 2022, respectively. These are included in the consolidated statements of income within
Revenue
—Other
.
The following table presents an analysis of future undiscounted lease payments receivable in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of March 31, 2022. Amounts in connection with finance leases were not significant.

Millions of yen
March 31, 2022
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥1,013
1 to 2 years	986
2 to 3 years	986
3 to 4 years	986
4 to 5 years	986
More than 5 years	4,883

Total	¥9,840

Nomura as lessee
Nomura enters into leases of office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business in both Japan and overseas as lessee. These arrangements predominantly consist of operating leases. Separately Nomura subleases certain real estate and

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equipment through operating lease arrangements. The total carrying values of right-of-use
(“ROU”) assets recognized in connection with operating leases as of March 31, 2021 and 2022 were ¥185,085 million and ¥175,422 million, respectively. The total carrying values of ROU asset recognized in connection with finance leases as of March 31, 2021 and 2022 were not significant. These lease assets are reported within
Other assets-Office buildings, land, equipment and facilities in the consolidated balance sheets.
The following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the year ended March 31, 2020, 2021 and 2022. Amounts recognized in the consolidated statements of income in respect of finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions were not significant during the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Lease expense:
Operating lease costs	¥48,475	¥49,168	¥47,643

Other income and expenses:
Gross sublease income (1)	¥5,377	¥4,638	¥3,464

(1)	Gross sublease income represents income from subleases separate from lease payments made by Nomura on the head lease as lessee.
Lease cash flow information
Lease payments made in cash in connection with operating leases are classified as operating activity in the consolidated statements of cash flows. The initial recognition of ROU assets and lease liabilities on lease commencement date represents noncash transactions.
The following table presents cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating lease liabilities recorded under operating cash flows and the total amount of ROU assets and lease liabilities recognized during the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Operating cash flows for operating leases	¥47,212	¥47,584	¥46,565
ROU assets recognized in connection with new operating leases	¥18,026	¥41,279	¥32,208

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of lease liabilities
The following table presents an analysis of future undiscounted lease payments under operating leases entered into by Nomura as lessee over the remaining lease term as of March 31, 2022 and also represents a reconciliation between total of such lease payments and the discounted carrying value of operating lease liabilities recognized in the consolidated balance sheets as of March 31, 2022. Finance lease liabilities were not significant as of March 31, 2022. These lease liabilities are reported within
Other liabilities
in the consolidated balance sheets.

Millions of yen
March 31, 2022
Operating leases
Years of payment
Less than 1 year	¥44,493
1 to 2 years	32,034
2 to 3 years	25,850
3 to 4 years	23,507
4 to 5 years	19,254
More than 5 years	63,902

Total undiscounted lease payments	¥209,040
Less: Impact of discounting	(10,909)

Lease liabilities as reported in the consolidated balance sheets	¥198,131

The following table presents the weighted-average discount rate used to measure lease liabilities and the weighted-average remaining lease term of operating leases as of March 31, 2021 and 2022.

	Year ended March 31
	2021	2022
	Operating leases	Operating leases
Weighted-average discount rate used to measure lease liabilities	1.4%	1.4%
Weighted-average remaining lease term	7.6 years	7.2 years
9. Business combinations:
On April 1, 2020, Nomura acquired 100% of Greentech Capital, LLC (“Greentech”), a leading M&A advisory boutique in sustainable technology and infrastructure in the United States. The acquisition of Greentech comprises an initial cash payment and additional contingent payments based on future performance of the company. The transaction has been accounted for as a business combination under ASC 805 “
Business combinations
” and consideration for the purchase as used to determine goodwill was ¥12,389 million which includes the estimated fair value of contingent payments accounted for as contingent consideration on acquisition date. Changes in the fair value of contingent consideration are recognized in the consolidated statements of income until the contingency is resolved. Contingent payments linked to future employment of employees of Greentech are recognized in the consolidated statements of income as compensation expense over the relevant service period and when payment of those amounts becomes probable. The operating results and cash flows of Greentech was reflected to Nomura’s consolidated financial statements from April 1, 2020. The assets acquired and liabilities assumed as of the acquisition date were not material to Nomura’s consolidated balance sheet.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Other assets—Office buildings, land, equipment and facilities and Other / Other liabilities:
Office buildings, land, equipment and facilities
The following table presents a breakdown of owned and leased office buildings, land, equipment and facilities as of March 31, 2021 and 2022.

	Millions of yen
	March 31
	2021	2022
Land	¥39,233	¥39,118
Office buildings	76,725	60,025
Equipment and facilities	59,614	31,895
Software	103,385	104,609
Construction in progress	407	7,978
Operating lease ROU assets	185,085	175,422

Total	¥464,449	¥419,047

Depreciation and amortization charges of depreciable assets are reported within
Non-interest
expenses—Information processing and communications
in the amount of ¥47,653 million, ¥49,343 million, and ¥46,111 million, and in
Non-interest
expenses—Occupancy and related depreciation
in the amount of ¥15,930 million, ¥14,503 million, and ¥13,412 million for the years ended March 31, 2020, 2021 and 2022, respectively.
As of March 31, 2021, Nomura has classified buildings with a carrying value of ¥12,311 million as being held for sale and reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheet. Held-for-sale assets are carried at the lower of the carrying amount and fair value less cost to sell. During the year ended March 31, 2021, no gain or loss associated with the sale of held-for-sale assets was recognized through earnings. The sale was subsequently completed during the quarter ended June 30, 2021 with no material gain or loss recognized through earnings.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other assets—Other / Other liabilities
The following table presents components of
Other assets
—Other
and
Other liabilities
in the consolidated balance sheets as of March 31, 2021 and 2022.

	Millions of yen
	March 31
	2021	2022
Other assets — Other:
Securities received as collateral	¥399,975	¥166,352
Goodwill and other intangible assets	29,040	30,007
Deferred tax assets net	30,433	15,562
Investments in equity securities for other than operating purposes (1)	270,246	249,448
Prepaid expenses	18,741	17,165
Other	300,997	295,052

Total	¥1,049,432	¥773,586

Other liabilities:
Obligation to return securities received as collateral	¥399,975	¥166,352
Accrued income taxes	60,275	34,158
Other accrued expenses and provisions (2)	424,961	457,511
Other (3)	353,956	362,204

Total	¥1,239,167	¥1,020,225

(1)
Includes marketable and
non-marketable
equity securities held for other than trading or operating purposes. These investments comprise of listed equity securities and unlisted equity securities of ¥30,912 million and ¥239,334 million respectively, as of March 31, 2021, and ¥13,572 million and ¥235,877 million respectively, as of March 31, 2022. In principle, these securities are carried at fair value, with changes in fair value recognized and reported within
Revenue—Other
in the consolidated statements of income. It also includes equity securities without a readily determinable fair value
 of ¥65,365
million as of March 31, 2021 and 2022 respectively.

(2)
Includes a liability of
 ¥62,889
million and ¥76,866 million as of March 31, 2021 and 2022 respectively, in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated. See Note 20
“Commitments, contingencies and guarantees”
for further information.

(3)	Operating lease liabilities are presented through Other liabilities —Other. See Note 8 “ Leases ” for further information.
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
An annual goodwill impairment test was performed in the quarter ended March 31, 2021 and 2022. Whilst determination of fair value of the reporting unit was more subjective because of the impact of the
COVID-19

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

pandemic, the estimated fair value of the reporting unit is expected to exceed carrying value and therefore no impairment loss was recognized.
The following table presents changes in goodwill, which are reported in the consolidated balance sheets within
Other assets
—
Other
for the years ended March 31, 2021 and 2022.

	Millions of yen
	Year ended March 31, 2021
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition (2)	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥92,814	¥(92,814)	¥—	¥12,078	¥—	¥402	¥105,294	¥(92,814)	¥12,480
Other	472	—	472	189	—	4	665	—	665

Total	¥93,286	¥(92,814)	¥472	¥12,267	¥—	¥406	¥105,959	¥(92,814)	¥13,145

	Millions of yen
	Year ended March 31, 2022
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥105,294	¥(92,814)	¥12,480	¥—	¥—	¥1,260	¥106,554	¥(92,814)	¥13,740
Other	665	—	665	—	—	2	667	—	667

Total	¥105,959	¥(92,814)	¥13,145	¥—	¥—	¥1,262	¥107,221	¥(92,814)	¥14,407

(1)	Includes currency translation adjustments.
(2)
For the year ended March 31, 2021, Nomura recognized goodwill as a result of acquiring 100% of the ownership interests in Greentech Capital, LLC which has been allocated in its entirety to the Wholesale division for segmental reporting and reporting unit purposes. See Note 9 “
Business Combination
”
for further information.

During the fiscal year ended March 31, 2021 and 2022, management considered but determined the
COVID-19
pandemic did not indicate that certain finite-lived intangible assets were impaired. As a result, a formal impairment test over the relevant asset groups which include these intangible assets was not required.
The following table presents finite-lived intangible assets by type as of March 31, 2021 and 2022.

	Millions of yen
	March 31, 2021			March 31, 2022
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥64,357	¥(57,680)	¥6,677	¥67,492	¥(61,715)	¥5,777
Other	1,842	(1,234)	608	2,000	(1,522)	478

Total	¥66,199	¥(58,914)	¥7,285	¥69,492	¥(63,237)	¥6,255

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expenses for the years ended March 31, 2020, 2021 and 2022 were ¥1,662 million, ¥2,296 million and ¥1,717 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2023	¥324
2024	200
2025	197
2026	113
2027	73
The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥8,609 million and ¥9,345 million as of March 31, 2021 and 2022, respectively.
An annual impairment test was performed in the quarter ended March 31, 2021 and 2022 against these intangibles. Whilst determination of fair value of these intangibles was more subjective because of the impact of the
COVID-19
pandemic, the estimated fair value of each intangible exceeded carrying value and therefore no impairment loss was recognized.
Nomura recognizes an obligation related to restoration of the existing rental buildings at the time of leaving, as Asset Retirement Obligations (“ARO”) on real estate leasehold contracts.
The following table presents changes in ARO, which are reported in the consolidated balance sheets within
Other liabilities—Other
for the years ended March 31, 2021 and 2022.

	Millions of yen
	March 31
	2021	2022
Balance at beginning of year	¥6,625	¥14,485
Liabilities incurred during the current period	1,846	319
Liabilities settled during the current period	(97)	(564)
Revision in estimated cash flows (1)	6,111	—

Balance at end of period	¥14,485	¥14,240

(1)
During the fiscal year ended March 31, 2021, as a result of the rights conversion of the Tokyo Nihonbashi district redevelopment project, the estimate of future cash flows for the ARO associated with our properties has been changed.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Borrowings:
The following table presents short-term and long-term borrowings of Nomura as of March 31, 2021 and 2022.

	Millions of yen
	March 31
	2021	2022
Short-term borrowings (1) :
Commercial paper	¥460,014	¥131,915
Bank borrowings	294,052	205,857
Other	614,032	712,369

Total	¥1,368,098	¥1,050,141

Long-term borrowings:
Long-term borrowings from banks and other financial institutions (2)	¥2,878,676	¥3,196,144
Bonds and notes issued (3) :
Fixed-rate obligations:
Japanese yen denominated	583,148	765,412
Non-Japanese yen denominated	1,917,166	2,486,305
Floating-rate obligations:
Japanese yen denominated	876,844	917,362
Non-Japanese yen denominated	327,595	329,876
Index / Equity-linked obligations:
Japanese yen denominated	906,332	942,585
Non-Japanese yen denominated	361,916	350,672

	4,973,001	5,792,212

Subtotal	7,851,677	8,988,356

Trading balances of secured borrowings	123,335	269,950

Total	¥7,975,012	¥9,258,306

(1)	Includes secured borrowings of ¥55,569 million as of March 31, 2021 and ¥92,580 million as of March 31, 2022.
(2)	Includes secured borrowings of ¥118,106 million as of March 31, 2021 and ¥79,843 million as of March 31, 2022.
(3)	Includes secured borrowings of ¥788,618 million as of March 31, 2021 and ¥761,620 million as of March 31, 2022.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2021	2022
Debt issued by the Company	¥3,003,810	¥3,679,955
Debt issued by subsidiaries—guaranteed by the Company	2,398,932	2,124,904
Debt issued by subsidiaries—not guaranteed by the Company (1)	2,572,270	3,453,447

Total	¥7,975,012	¥9,258,306

(1)	Includes trading balances of secured borrowings.
As of March 31, 2021, fixed-rate long-term borrowings mature between 2021 and 2067 at interest rates ranging from 0.00% to 24.40%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on LIBOR, mature between 2021 and 2051 at interest rates ranging from 0.00% to 8.01%. Index / Equity-linked obligations mature between 2021 and 2051 at interest rates ranging from 0.00% to 43.80%
As of March 31, 2022, fixed-rate long-term borrowings mature between 2022 and 2067 at interest rates ranging from 0.00% to 30.09%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on
T
IBOR
 and LIBOR
, mature between 2022 and 2051 at interest rates ranging from 0.00% to 7.74%. Index / Equity-linked obligations mature between 2022 and 2052 at interest rates ranging from 0.00% to 42.30%.
Certain borrowing agreements contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.
Nomura enters into swap agreements to manage its exposure to interest rates and foreign exchange rates. Principally, debt securities and notes issued are effectively converted to Tokyo OverNight Average rate and Secured Overnight Financing Rate-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.
Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2021 and 2022.

	March 31
	2021	2022
Short-term borrowings	0.58%	1.26%
Long-term borrowings	0.82%	1.09%
Fixed-rate obligations	0.96%	1.25%
Floating-rate obligations	0.88%	1.04%
Index / Equity-linked obligations	0.30%	0.79%

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term borrowings
The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2022:

Year ending March 31	Millions of yen
2023	¥456,663
2024	904,738
2025	1,180,692
2026	1,402,216
2027	870,856
2028 and thereafter	4,173,191

Subtotal	8,988,356

Trading balances of secured borrowings	269,950

Total	¥9,258,306

Borrowing facilities
As of March 31, 2021 and 2022, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectively.
Subordinated borrowings
As of March 31, 2021 and 2022, subordinated borrowings were ¥354,500 million and ¥414,500 million, respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2020	2021	2022
Basic—
Net income attributable to NHI shareholders	¥216,998	¥153,116	¥142,996

Weighted average number of shares outstanding	3,202,369,845	3,055,525,640	3,063,524,091

Net income attributable to NHI shareholders per share	¥67.76	¥50.11	¥46.68

Diluted—
Net income attributable to NHI shareholders	¥216,890	¥153,064	¥142,861

Weighted average number of shares outstanding	3,276,510,404	3,147,338,609	3,158,708,013

Net income attributable to NHI shareholders per share	¥66.20	¥48.63	¥45.23

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2020, 2021 and 2022 arising from options to purchase common shares issued by subsidiaries and affiliates.
The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company and affiliates, which would have minimal impact on EPS for the years ended March 31, 2020, 2021 and 2022.
Antidilutive stock options and other stock-based compensation plans to purchase 15,452,900, 12,398,500 and 9,716,800 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2020, 2021 and 2022, respectively.
Subsequent Events
On May 19, 2022, the Company adopted a resolution to grant Restricted Stock Units (“RSUs”). See Note 14 “
Deferred compensation awards
” for further information.
On April 26, 2022, the Company adopted a resolution to set up a share buyback program. See Note 17 “
Shareholders’ equity
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
Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥8,912 million and ¥7,911 million as of March 31, 2021 and 2022, respectively.
Net periodic benefit cost
The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2020, 2021 and 2022. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Service cost	¥12,079	¥6,721	¥6,452
Interest cost	1,766	1,786	2,042
Expected return on plan assets	(6,038)	(5,826)	(6,055)
Amortization of net actuarial losses	5,654	5,519	3,955
Amortization of prior service cost	(1,137)	(1,521)	(1,599)

Net periodic benefit cost	¥12,324	¥6,679	¥4,795

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status
The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2021 and 2022.

	Millions of yen
	As of or for the year ended March 31
	2021	2022
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥303,523	¥295,810
Service cost	6,721	6,452
Interest cost	1,786	2,042
Actuarial gain	(3,593)	1,433
Benefits paid	(12,656)	(12,683)
Acquisition, divestitures and other	29	(15)

Projected benefit obligation at end of year	¥295,810	¥293,039

Change in plan assets:
Fair value of plan assets at beginning of year	¥225,744	¥234,747
Actual return on plan assets	19,126	5,464
Employer contributions	825	815
Benefits paid	(10,948)	(9,565)

Fair value of plan assets at end of year	¥234,747	¥231,461

Funded status at end of year	(61,063)	(61,578)

Amounts recognized in the consolidated balance sheets	¥(61,063)	¥(61,578)

The accumulated benefit obligation (“ABO”) was ¥295,810 million and ¥293,039 million as of March 31, 2021 and 2022, respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2021 and 2022.

	Millions of yen
	March 31
	2021	2022
Plans with ABO in excess of plan assets:
PBO	¥61,063	¥62,457
ABO	61,063	62,457
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥61,063	¥62,457
ABO	61,063	62,457
Fair value of plan assets	—	—
The following table presents
pre-tax
amounts of Japanese entities’ plans deferred in
Accumulated other comprehensive income (loss)
that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2022.

Millions of yen
For the year ended March 31, 2022
Net actuarial loss	¥82,734
Net prior service cost	(8,114)

Total	¥74,620

Pre-tax
amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2023
Net actuarial loss	¥3,818
Net prior service cost	(1,665)

Total	¥2,153

Assumptions
The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2021 and 2022.

	March 31
	2021	2022
Discount rate	0.7%	0.8%
Rate of increase in compensation levels	0.3%	0.3%
Interest crediting rate	2.9%	2.9%

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2020, 2021 and 2022.

	Year ended March 31
	2020	2021	2022
Discount rate	0.6%	0.6%	0.7%
Rate of increase in compensation levels	1.6%	0.3%	0.3%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%
Interest crediting rate	3.3%	3.0%	2.9%
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
The plan assets of domestic plans target to invest 15
%
in equities (including private equity investments), 44
%
in debt securities, 25
%
in life insurance company general accounts, and 16
%
in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in the portfolio assumptions.
For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “
Fair value measurements.
”
The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2021 and 2022 within the fair value hierarchy.

	Millions of yen
	March 31, 2021
	Level 1	Level 2	Level 3	Balance as of March 31, 2021
Pension plan assets:
Private equity and pooled investments (1)	¥—	¥614	¥33,384	¥33,998
Japanese government securities	21,047	—	—	21,047
Investment trust funds and other (2)(3)	—	24,581	36,335	60,916
Life insurance company general accounts	—	72,106	—	72,106
Other assets	—	35,857	—	35,857

Total	¥21,047	¥133,158	¥69,719	¥223,924

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2022
	Level 1	Level 2	Level 3	Balance as of March 31, 2022
Pension plan assets:
Private equity and pooled investments (1)	¥—	¥740	¥29,081	¥29,821
Japanese government securities	20,469	—	—	20,469
Investment trust funds and other (2)(3)	—	19,842	27,575	47,417
Life insurance company general accounts	—	73,314	—	73,314
Other assets	—	33,575	—	33,575

Total	¥20,469	¥127,471	¥56,656	¥204,596

(1)	Includes corporate type equity investments.
(2)	Includes p rimar i ly debt investment funds. Hedge funds and real estate funds are also included.
(3)
Certain assets that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2021 and 2022, the fair values of these assets were ¥10,823 million and ¥26,865 million, respectively.

The fair value of plan assets of
non-Japanese
entities’ plans as of March 31, 2021 was ¥1,543 million, ¥2,192 million and ¥39,572 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. The fair value of plan assets of non-Japanese
entities’ plans as of March 31, 2022 was ¥1,543 million, ¥2,181 million and ¥36,129 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.
See Note 2 “
Fair value measurements
” for further information regarding how Nomura estimates fair value for specific types of financial instruments.
The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2021
	Balance as of April 1, 2020	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2021
Private equity and pooled investments	¥23,465	¥11,225	¥(1,306)	¥33,384
Investment trust funds and other	41,616	2,925	(8,206)	36,335

Total	¥65,081	¥14,150	¥(9,512)	¥69,719

	Millions of yen
	Year ended March 31, 2022
	Balance as of April 1, 2021	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2022
Private equity and pooled investments	¥33,384	¥1,374	¥(5,677)	¥29,081
Investment trust funds and other	36,335	(532)	(8,228)	27,575

Total	¥69,719	¥842	¥(13,905)	¥56,656

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The
 fair value of Level 3 plan assets of
non-Japanese
entities’ plans, mainly consisting of annuities, was ¥
39,572
 million and ¥
36,129
 million as of March 31, 2021 and 2022, respectively. The amount of unrealized profit (loss) of Level 3 assets was ¥
(2,039)
million and ¥
(4,060)
million as of March 31, 2021 and 2022, respectively. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2021 and 2022 were not significant.
Cash Flows
Following the amendments of pension benefit plans in Japanese entities, certain contributory funded benefit pension plans were closed for additional funding and will be managed within the accumulated funds.
The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2023	¥14,517
2024	14,394
2025	15,159
2026	14,528
2027	13,993
2028-2032	62,226
Defined contribution pension plans—
In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese
subsidiaries have defined contribution pension plans.
Nomura contributed ¥3,585 million, ¥6,478 million and ¥6,709 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2020, 2021 and 2022, respectively.
The contributions to overseas defined contribution pension plans were ¥8,497 million, ¥8,035 million and ¥9,215 million for the years ended March 31, 2020, 2021 and 2022, respectively.
Health care benefits—
The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all
basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The
Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥9,308 million, ¥9,463 million and ¥10,035 million for the years ended March 31, 2020, 2021 and 2022, respectively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The grant date fair value per award is determined using the price of the Company’s common stock.
The following table presents activity relating to RSU awards for the year ended March 31, 2022.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2021	115,287,730	¥427	1.0
Granted	64,439,400	507
Forfeited	(9,223,711)	468
Delivered	(48,384,029)	427

Outstanding as of March 31, 2022	122,119,390	¥466	1.0

The
weighted-average grant date fair value per award for the year ended March 31, 2021 and 2022 was ¥418 and ¥507, respectively.
The total intrinsic value of RSU awards vested during the year ended March 31, 2022 was ¥28,076 million. The total of 29,972,792 shares was delivered during the year ended March 31, 2022 and its intrinsic value was ¥28,704 million. The aggregate intrinsic value of RSU awards outstanding as of March 31, 2022 was ¥62,916 million.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As
 of March
31
,
2022
, total unrecognized compensation cost relating to RSU awards was ¥
8,700
 million which is expected to be recognized over a weighted average period of
1.8
years.
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
The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2022. No new SAR Plan B awards have been granted since April 1, 2018.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2021	12,967,100	¥509	2.7
Granted	—	—
Exercised	(3,697,000)	535
Forfeited	—	—
Expired	(1,356,300)	397

Outstanding as of March 31, 2022	7,913,800	¥516	2.3

Exercisable as of March 31, 2022	6,831,500	¥526	1.8

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2020, 2021 and 2022 was ¥7,640 million, ¥4,878 million and ¥2,547 million, respectively.
The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2022 was ¥4,069 million and ¥3,513 million, respectively.
As of March 31, 2022, total unrecognized compensation cost relating to SAR Plan B awards was ¥1 million which is expected to be recognized over a weighted average period of 1.7 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2020, 2021 and 2022 was ¥4,309 million, ¥1,784 million and ¥467 million, respectively.

Total
compensation expense recognized within
Non-interest
expenses
—
Compensation and benefits
in the consolidated statements of income relating to RSU and SAR awards for the years ended March 31, 2020, 2021 and 2022 was ¥12,694 million, ¥28,251 million and ¥27,941 million, respectively.
Cash received from the exercise of SAR awards during the year ended March 31, 2022 was ¥11 million and the tax benefit realized from exercise of these awards was ¥206 million.
Total related tax benefits recognized in the consolidated statements of income relating to RSU and SAR awards for the years ended March 31, 2020, 2021 and 2022 were ¥13 million, ¥nil million and ¥nil million,

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following table presents activity related to NSU and CSU awards for the year ended March 31, 2022. No new CSU awards have been granted since April 1, 2018.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2021	19,951,962	¥539		1,867,400	¥636
Granted	11,528,713	575	(1)	—	—
Vested	(12,555,940)	577	(2)	(929,732)	601	(2)
Forfeited	(926,410)			(512)

Outstanding as of March 31, 2022	17,998,325	¥445	(3)	937,156	¥606	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2022.
Total compensation expense recognized within
Non-interest
expenses
—
Compensation and benefits
in the consolidated statements of income relating to NSU and CSU awards for the years ended March 31, 2020, 2021 and 2022 was ¥4,639 million, ¥8,043 million and ¥4,566 million, respectively.
Total unrecognized compensation cost relating to NSU awards, based on the fair value of these awards as of March 31, 2022, was ¥280 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.1 years. The total fair value of NSU awards which vested during the years ended March 31, 2020, 2021 and 2022 was ¥9,980 million, ¥8,426 million and ¥7,247 million, respectively.
Total unrecognized compensation cost relating to CSU awards, based on the fair value of these awards as of March 31, 2022, was ¥nil million
.
 The total fair value of CSU awards which vested during the years ended March 31, 2020, 2021 and 2022 was ¥3,445 million, ¥576 million and ¥559 million, respectively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total
 tax benefits recognized in the consolidated statements of income for compensation expense relating to NSU, and CSU awards for the years ended March
31
,
2020
,
2021
and
2022
were ¥

 million, ¥

 million and ¥
125
 million, respectively.
Subsequent events
On May 19, 2022, the Company passed a resolution to grant RSU awards to certain senior management and employees. Total of 100,057,000 RSU awards have been granted which generally have a graded vesting period from one to three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.
On May 25, 2022, Nomura
also granted NSU awards to senior management and employees in countries where RSU awards are less favorably treated from tax or other perspectives. These NSU awards have a total grant date fair value of ¥6 billion and vesting periods of up to seven years.
15. Income taxes:
The following table presents components of
Income tax expense
reported in the consolidated statements of income for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Current:
Domestic	¥42,099	¥73,534	¥69,661
Foreign	10,706	17,853	7,323

Subtotal	52,805	91,387	76,984

Deferred:
Domestic	(23,512)	(19,567)	1,561
Foreign	(399)	(1,546)	1,545

Subtotal	(23,911)	(21,113)	3,106

Total	¥28,894	¥70,274	¥80,090

The income tax benefit recognized from operating losses for the years ended March 31, 2020, 2021 and 2022 was ¥1,195 million, ¥97 million and ¥6,007 million, respectively, which is included within deferred income tax expense above.

The
 Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax.
The effective statutory tax rate applicable to Nomura in Japan was approximately 31% as of March 31, 2020, 2021 and 2022, respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2020, 2021 and 2022. The effective tax rate presented in the following table represents total income tax expense for the year as a percentage of
Income (loss) before income taxes
.

	Year ended March 31
	2020	2021	2022
Nomura’s effective statutory tax rate	31.0%	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances (3)	(0.3)	8.7	18.0
Additional taxable income	0.6	0.7	1.0
Non-deductible expenses	2.9	7.1	5.1
Non-taxable income (1)	(23.5)	(4.5)	(2.9)
Dividends from foreign subsidiaries	0.1	0.0	0.0
Tax effect of undistributed earnings of foreign subsidiaries	0.2	0.0	0.1
Different tax rate applicable to income (loss) of foreign subsidiaries	(0.9)	(4.0)	0.0
Effect of changes in foreign tax laws (3)	(0.9)	1.1	(14.4)
Tax benefit recognized on the outside basis differences for investment in subsidiaries and affiliates (2)	(0.1)	(8.7)	0.0
Other	2.5	(0.9)	(2.6)

Effective tax rate	11.6%	30.5%	35.3%

(1)
Non-taxable
income
during the year ended March 31, 2020 includes approximately ¥53 billion of the tax effect from non-taxable
dividend income from affiliated Nomura companies, including deemed dividend (which decreased Nomura’s effective tax rate by 21.2%).

(2)
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

(3)
Finance Act 2021, enacted on June
 10,
2021, increases the headline U.K. corporation tax rate from
 19%
to 25% on

April
 1
,
2023. Deferred ta
x
assets and liabilities as of the balance sheet date are calculated by reference to the most appropriate enacted rates as of March
 31,
2022. As a result of the change in closing deferred tax rate, Nomura recognized a movement in
Effect of changes in foreign tax laws
of ¥36 billion (which decreased Nomura’s effective tax rate by 16.0%), which was offset by a movement in Changes in deferred tax valuation allowances of ¥36 billion (which increased Nomura’s effective tax rate by 16.0%) during the year ended March 31, 2022.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The
 following table presents the significant components of deferred tax assets and liabilities as of March 31, 2021 and 2022, before offsetting of amounts which relate to the same tax-paying
component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2021	2022
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥22,770	¥30,441
Investments in subsidiaries and affiliates	20,220	21,390
Valuation of financial instruments	73,905	102,021
Accrued pension and severance costs	19,947	20,492
Other accrued expenses and provisions	60,280	79,061
Operating losses	353,326	370,481
Lease liabilities	52,251	49,060
Other	15,011	15,425

Gross deferred tax assets	617,710	688,371
Less — Valuation allowances	(428,014)	(466,145)

Total deferred tax assets	189,696	222,226

Deferred tax liabilities
Investments in subsidiaries and affiliates	85,636	91,040
Valuation of financial instruments	40,807	85,301
Undistributed earnings of foreign subsidiaries	2,486	2,745
Valuation of fixed assets	23,521	23,962
Right-of-use assets	51,671	48,519
Other	5,546	7,044

Total deferred tax liabilities	209,667	258,611

Net deferred tax assets (liabilities)	¥(19,971)	¥(36,385)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying
component within a particular tax jurisdiction, net deferred tax assets reported within
Other assets
—
Other
in the consolidated balance sheets were ¥30,433 million and ¥15,562 million as of March 31, 2021 and 2022, respectively and net deferred tax liabilities reported within
Other liabilities
in the consolidated balance sheets were ¥50,404 million and ¥51,947 million as of March 31, 2021 and 2022, respectively.

As of March 31, 2022, no deferred tax liabilities have been
recognized
for undistributed earnings of foreign subsidiaries totaling ¥
19,027
 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents
changes
in total valuation allowances established against deferred tax assets for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020		2021		2022
Balance at beginning of year	¥444,916		¥388,411		¥428,014
Net change during the year	(56,505	) (1)	39,603	(2)	38,131	(3)

Balance at end of year	¥388,411		¥428,014		¥466,145

(1)
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

(2)
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

(3)
Primarily includes an increase of ¥51,706
 million of valuation allowances of certain foreign subsidiaries mainly due to an increase in operatin
g
loss carryforwards, and a reduction of
¥13,575
million of valuation allowances related to Japanese subsidiaries and the Company mainly due to a decrease of operating loss carryforwards. In total,
¥38,131
million of allowances increased for the year ended March 31, 2022.

As of March 31, 2022, total operating loss carryforwards were ¥2,039,600 million, which included ¥545,946 million relating to the Company and domestic subsidiaries, ¥624,763 million relating to foreign subsidiaries in U.K.,
¥568,273
million relating to foreign subsidiaries in U.S.,
 ¥272,066 million relating to foreign subsidiaries in Hong Kong, and ¥28,552 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥1,101,276 million can be carried forward indefinitely, ¥838,753 million expires by March 31, 2031 and ¥99,571 million expires in later fiscal years. These numbers are presented before offset with any uncertain tax position discussed later.
In determining the amount of valuation allowances to be established as of March 31, 2022, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries. In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provided the most verifiable negative evidence available and outweigh positive evidence.
While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in a reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2020, 2021 and 2022. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The determination of whether deferred tax assets will be realized, and therefore whether a valuation allowance is required, is inherently subjective and often requires management judgment around the future profitability of Nomura entities, an interpretation of tax rules by courts and regulatory authorities and tax examinations by taxing authorities, and the appropriate weighting of positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize deferred tax assets in the relevant tax jurisdiction. Although estimating future taxable income was increasingly subjective due to uncertainty in future profitability of Nomura as a result of the
COVID-19
pandemic, it did not result in a significant impact on the determination of realization of deferred tax assets.
Nomura’s unrecognized tax benefits were ¥4,367 million and ¥35,774 million as of March 31, 2021 and 2022 respectively. Out of the balance as of March 31, 2022,
¥6,273 million, if recognized, would favorably impact the effective tax rate in the future periods. The remaining balance would not favorably impact the effective tax rate as it is expected to increase operating loss carryforwards and corresponding valuation allowance. The total amount of unrecognized tax benefits was not significant as of March 31, 2020. The movement of the gross amounts in unrecognized tax benefits during the year ended March 31, 2022 was an increase of ¥31,406 million of which ¥29,501 million is presented as a reduction to the deferred tax asset for a utilization of net operating loss carryforward. There were no significant movements of the gross amounts in unrecognized tax benefits for the years ended March 31, 2020 and 2021. There were also no significant movements of the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2020, 2021 and 2022. Nomura is under regular examination by the Japanese National Tax Agency and other taxing authorities in the major jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. It is reasonably possible that there may be an increase or decrease in unrecognized tax benefits within 12 months of March 31, 2022 depending on the outcome of the examinations. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.
Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.
The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major jurisdictions in which Nomura operates as of March 31, 2022. Under Hong Kong Special Administrative Region tax law, the statute of limitation does not apply if an entity incurs taxable losses and is therefore not included in the table.

Jurisdiction	Year
Japan	2017	(1)
United Kingdom	2016
United States	2019

(1) The earliest year in which Nomura remains subject to examination for transfer pricing issues is 2016.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Other comprehensive income (loss):
The following tables present changes in
Accumulated other comprehensive income (loss)
for the years ended March 31, 2021 and 2022.

	Millions of yen
	For the year ended March 31, 2021
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥(26,274)	¥47,673	¥(3,083)	¥44,590	¥18,316
Pension liability adjustment (1)	(62,571)	16,140	2,954	19,094	(43,477)
Own credit adjustments (2)	62,740	(65,741)	(9,982)	(75,723)	(12,983)

Total	¥(26,105)	¥(1,928)	¥(10,111)	¥(12,039)	¥(38,144)

	Millions of yen
	For the year ended March 31, 2022
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥18,316	¥118,574	¥22	¥118,596	¥136,912
Pension liability adjustment (1)	(43,477)	(2,156)	1,830	(326)	(43,803)
Own credit adjustments (2)	(12,983)	46,816	1,031	47,847	34,864

Total	¥(38,144)	¥163,234	¥2,883	¥166,117	¥127,973

(1)	See Note 13 “ Employee benefit plans ” for further information.
(2)	See Note 2 “ Fair value measurements ” for further information.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present significant reclassifications out of
Accumulated other comprehensive income (loss)
for the years ended March 31, 2021 and 2022.

	Millions of yen
	For the year ended March 31
	2021	2022	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥3,083	¥(21)	Revenue — Other / Non-interest expenses — Other
	—	(1)	Income tax expense

	3,083	(22)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥3,083	¥(22)	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2021	2022	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Pension liability adjustment:
	¥(4,167)	¥(2,585)	Non-interest expenses — Compensation and benefits / Revenue — Other
	1,213	755	Income tax expense

	(2,954)	(1,830)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(2,954)	¥(1,830)	Net income (loss) attributable to NHI shareholders

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31
	2021	2022	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Own credit adjustments:
	¥12,134	¥(1,161)	Revenue — Net gain on trading
	(2,152)	130	Income tax expense

	9,982	(1,031)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥9,982	¥(1,031)	Net income (loss) attributable to NHI shareholders

17. Shareholders’ equity:
The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2020, 2021 and 2022.

	Number of Shares
	Year ended March 31
	2020	2021	2022
Common stock outstanding at beginning of year	3,310,800,799	3,038,587,493	3,063,155,434
Decrease of common stock by cancellation of treasury stock	—	(260,000,000)	—
Common stock held in treasury:
Repurchases of common stock	(299,381,781)	(20,129)	(80,020,237)
Sales of common stock	390	353	345
Common stock issued to employees	27,168,085	24,587,717	34,682,592
Cancellation of treasury stock	—	260,000,000	—
Other net change in treasury stock	—	—	(14,122)

Common stock outstanding at end of year	3,038,587,493	3,063,155,434	3,017,804,012

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in
capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2020, 2021 and 2022, the amounts available for distributions were ¥1,297,560 million, ¥1,232,753 million and ¥1,315,738 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.
Dividends on the Company’s common stock per share for the years ended March 31, 2020, 2021 and 2022 were ¥20.0, ¥35.0 and ¥22.0, respectively.

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
shares, (b) total value of shares authorized for repurchase is up to ¥
150,000
 million and (c) the share buyback will run from
June 19, 2019
to
March 31, 2020
. Under this repurchase program, the Company repurchased
299,362,300
shares of common stock at a cost of ¥
150,000
 million.
On October 29, 2021, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article
459-1
of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 80,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥50,000 million and (c) the share buyback will run from November 16, 2021 to March 31, 2022. Under this repurchase program, the Company repurchased 80,000,000 shares of common stock at a cost of ¥39,639 million.
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
Subsequent Events
On April 26, 2022, the board of directors approved a resolution to set up a share buyback program, pursuant to the Company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act as follows: (a) total number of shares authorized for repurchase is up to 50,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥30 billion and (c) the share buyback program will run from May 17, 2022, to March 31, 2023 (excluding the ten business days following the announcement of quarterly operating results).
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
In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2021 and 2022, the Company was in compliance with common equity Tier

1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2022 was 7.51% for the common equity Tier 1 capital ratio, 9.01% for the Tier 1 capital ratio and 11.01% for the consolidated capital adequacy ratio.
Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules requires the maintenance of a capital adequacy ratio, which is defined as

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the ratio of adjusted capital to a quantified total of business risk, of not less than 120%.
Adjusted
capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2021 and 2022, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2021 and 2022, the capital adequacy ratio of NFPS also exceeded 120%.

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
As of March 31, 2021 and 2022, the total amount of segregated client cash recognized as an asset in
Deposits with stock exchanges and other segregated cash
in the consolidated balance sheets was ¥92,477 million and ¥113,052 million, respectively. As of March 31, 2021 and 2022, the total amount of segregated securities recognized as assets in
Trading assets
and
Collateralized agreements
in the consolidated balance sheets was ¥1,080,260 million and ¥1,103,395 million, respectively.
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
and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP registered with CFTC as a Swap Dealer on October 6, 2021 and registered with the Securities and Exchange Commission (“SEC”) as a Security Based Swap Dealer on November 1, 2021. NGFP calculates capital under SEC rule 18a-1 and CFTC rule 23.101 and requires the greater of
$20,000,000, 2% of the SEC risk margin amount or 2% of the CFTC risk margin amount. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule
15c3-1
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
As of March 31, 2021 and 2022, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.
In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”) as a U.K. Parent Financial Holding Company. The regulatory consolidation is produced in accordance with the requirements established under the Financial Services and

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Markets Act 2000, U.K. Capital Requirements Regulations and the PRA Rulebook. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is also regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. As a
non-U.S.
swap dealer and securities based swap dealer NIP is also subject to the regulations of the CFTC and SEC under the Dodd Frank Act. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. NEHS also has a number of European domiciled subsidiaries including Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany which is regulated by the German regulator (“BaFin”) and is subject to the EU Capital Requirements Regulation and local German regulations and Banque Nomura France (“BNF”), a Nomura subsidiary domiciled in France which is regulated by the French regulator (“ACPR”) and is also subject to the EU Capital Requirements Regulation and local French regulations. As of March 31, 2021 and 2022, NEHS, NIP, NBI, NFPE and BNF were in compliance with relevant regulatory capital related requirements.
In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a licensed merchant bank regulated by the Monetary Authority of Singapore (“MAS”). NSL carries out its regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. NIHK and NSL have been compliant with relevant regulatory capital related requirements.
19. Affiliated companies and other equity-method investees:
Nomura’s significant affiliated companies and other equity-method investees include Nomura Research Institute, Ltd. (“NRI”) and Nomura Real Estate Holdings, Inc. (“NREH”).
NRI
NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.
Nomura has tendered to the self-tender offer made by NRI. Upon the settlement on August 21, 2019, Nomura has sold 101,889,300 ordinary shares it held at ¥159,966 million to NRI. NRI remains an equity method affiliate of NHI. As a result of the transaction, a gain of ¥73,293 million was recognized in earnings within
Revenue
—
Other
during the year end
ed
March 31, 2020.
Nomura has sold 14,105,000 ordinary shares it held at ¥50,002 million to NRI in response to its own share repurchase through off-floor
trading
(ToSTNeT-3)
on June 22, 2021. As a result of the transaction, a gain of ¥36,249 million was recognized in earnings within
Revenue—Other
during the year ended March 31, 2022.
Further, Nomura has sold 15,000,000 ordinary shares it held at ¥57,870 million to third parties, through block trades on March 23, 2022. As a result of the transaction, a gain of
¥42,798 million was recognized in earnings within
Revenue—Other
during the year ended March 31, 2022. NRI remains an equity method affiliate of NHI.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2021, Nomura’s ownership of NRI was 28.6% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥60,572 million.
As of March 31, 2022, Nomura’s ownership of NRI was 24.5% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥57,633 million.
NREH
NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.
Nomura recognized an impairment loss of ¥47,661
million against its investment in NREH during the year ended March 31, 2021. Based on the period and extent to which the NREH share price, and therefore fair value of the investment in NREH was below carrying value, Nomura determined the impairment was other-than-temporary and therefore an impairment loss was recognized. The loss was classified within
Non-interest expenses—Other
in the consolidated statements of income.
As of March 31, 2021, Nomura’s ownership of NREH was 36.1% and the difference between the carrying amount of the equity method investment and the underlying equity in net assets was ¥37,140 million as a result of an excess of the underlying equity in net assets over fair value of the investment.
As of March 31, 2022, Nomura’s ownership of NREH was 36.6% and the difference between the carrying amount of the equity method investment and the underlying equity in net assets was ¥36,910 million as a result of an excess of the underlying equity in net assets over fair value of the investment.
Summary financial information—
The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2021 and 2022, and for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	March 31
	2021	2022
Total assets	¥2,769,294	¥3,009,394
Total liabilities	1,788,704	1,984,043

	Millions of yen
	Year ended March 31
	2020	2021	2022
Net revenues	¥1,017,860	¥909,616	¥1,041,000
Non-interest expenses	791,403	737,200	786,391
Net income attributable to the companies	155,567	124,163	179,706

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2021 and 2022, and during the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	March 31
	2021	2022
Investments in affiliated companies	¥363,393	¥363,281
Advances to affiliated companies	1,000	1,000
Other receivables from affiliated companies (1)	21,817	24,754
Other payables to affiliated companies (1)	26,344	30,617

(1)	ROU assets and operating lease liabilities are included by ¥20,793 million and ¥23,899 million as of March 31, 2021 and 2022 respectively.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Revenues	¥3,833	¥2,240	¥2,660
Non-interest expenses	46,335	50,753	50,004
Purchase of software, securities and tangible assets	17,716	14,407	12,760
The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2021 and 2022.

	Millions of yen
	March 31
	2021	2022
Carrying amount	¥340,909	¥341,935
Fair value	768,389	772,243
The following table presents equity in earnings of equity-method investees, including those above and dividends from equity-method investees for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Equity in earnings of equity-method investees (1)	¥32,109	¥26,812	¥32,083
Dividends from equity-method investees	11,767	11,096	11,848

(1)	Equity in earnings of equity-method investees is reported within Revenue-Other in the consolidated statements of income.
20. Commitments, contingencies and guarantees:
Commitments—
Credit and investment commitments
In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below as commitments to extend credit.
Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below as commitments to invest.
The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2021 and 2022.

	Millions of yen
	March 31, 2021	March 31, 2022
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,400,076	¥1,135,695
Other commitments to extend credit	901,867	877,156

Total	¥2,301,943	¥2,012,851

Commitments to invest	¥136,367	¥32,286
Maturity profile of these commitments as of March 31, 2022:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,135,695	¥1,135,695	¥—	¥—	¥—
Other commitments to extend credit	877,156	219,139	269,828	163,515	224,674

Total	¥2,012,851	¥1,354,834	¥269,828	¥163,515	¥224,674

Commitments to invest	¥32,286	¥149	¥4,102	¥6,175	¥21,860
The contractual amounts of these commitments to extend credit represent the maximum amounts at risk assuming the contracts are fully drawn upon, should all the counterparties default, and the value of all collateral or credit mitigations becomes worthless. The total contractual amount of these commitments may not represent actual future cash outflows since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value and quality of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case
basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.
Other commitments
Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥121,604 million as of March 31, 2021 and ¥98,214 million as of March 31, 2022.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2022, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥98,214	¥14,012	¥15,254	¥3,398	¥1,774	¥63,623	¥153
Above table includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment association.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥
1,725
 billion for resale agreements and ¥
1,533
 billion for repurchase agreements as of March
31
,
2021
and ¥
1,565
 billion for resale agreements and ¥
2,673

billion for repurchase agreements as of March 31, 2022.
Nomura has commitments to purchase notes held by our clients. These commitments amounted to ¥15 billion as of March 31, 2022.
In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥824 billion and ¥1,219 billion as of March 31, 2021 and 2022, respectively.
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
(“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2021 and 2022, a total liability of ¥62,889 million and ¥76,866 million has been recognized, respectively, and reported within the consolidated balance sheets within
Other liabilities
in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings (excluding claims with no legal proceedings as of March 31, 2021 and 2022) where loss is considered probable and the amount of such loss can be reasonably estimated. Total expenses recognized through earnings during the year ended March 31, 2021 and 2022 in connection with these matters were ¥41,131 million and ¥63,338 million, respectively, which has been reported within the consolidated statements of income within
Non-interest
expenses—Other
.
The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.
For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 24, 2022, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥61 billion.
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
In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP has exhausted all avenues of appeal following a judgment of the Italian Supreme Court dismissing NIP’s appeal in July 2021.
Similar claims have been made by the tax authorities against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’ voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that tax credit refunds of approximately EUR 38 million, plus interest, were payable by IBJN to the Italian tax authorities.
In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $35 million plus interest.
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
With respect to certain of the RMBS issued from 2005 to 2007, the relevant subsidiaries received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract from 2011 to 2014. The breach of contract claims that were brought within the six-year
statute of limitations for breach of contract actions have survived motions to dismiss and discovery was completed and Notes of Issue were filed. Following a decision from the New York Court of Appeals in a similar proceeding, however, the court has agreed to reopen discovery in four actions and has not set a date for completion. Three actions have completed discovery and are in the pretrial motion phase in the Supreme Court of the State of New York. The Company has been engaged in efforts to resolve the actions outside of Court, which has resulted in the recording of additional expenses and provisions during the fiscal year.
A monoline insurer, Ambac Assurance Corp (“Ambac”), brought an action in April 2013 against Nomura Credit & Capital, Inc. (“NCCI”) and Nomura Holding America Inc. (“NHA”) alleging breach of contract with respect to representations concerning specific loan characteristics and fraud in the inducement of the insurance contract based on misrepresentations concerning the loans for two trusts insured by Ambac. The court dismissed all claims against NHA, and the claims against NCCI are continuing in the Supreme Court of the State of New York and discovery has now been completed.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $24.4 million plus interest.
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
On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP appealed the decision to the Milan Court of Appeal. On May 6, 2022, the Milan Court of Appeal delivered its oral verdict, overturning the first instance

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

judgment and acquitting the two former employees of NIP of all charges. The court also overturned the first instance judgment in respect of NIP and quashed the EUR 3.45 million fine and EUR 88 million confiscation order imposed on NIP. The detailed reasoning for the verdict is expected to be filed within 90 days, following which the decision may be appealed to the Italian Supreme Court.
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
315.2
 million. In
September 2020
, NIP, without admitting any wrongdoing, entered into a settlement agreement with FMPS pursuant to which FMPS waived its claim against NIP. The proceedings have since been discontinued.
In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Alken Luxembourg S.A (the funds’ management company) (collectively referred to as “Alken”) was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and sought monetary damages of approximately EUR 434 million plus interest on the basis of allegations similar to those made in the MPS and FMPS claims, as well as non-monetary
damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal.
In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest on grounds similar to those in the MPS and FMPS claims, as well as non-monetary
damages in an amount left to be quantified by the Judge.
Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal’s decision to the Italian Supreme Court.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately
$48
million in damages plus interest. The Syndicate Banks’ claims are dismissed by the Taipei District Court on June 2, 2022.
In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including Nomura Securities International, Inc. (“NSI”), in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG had alleged violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages. The action was resolved in a confidential settlement in March 2022.

On May
20
,
2021
, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR
129.6
 million. In
August 2021
, NIP and the Company appealed the decision. The fine has been provisionally paid, as is required, pending the outcome of NIP and the Company’s appeal.
NIP and NSI are defendants in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB.
Additionally, NIP and NSI are defendants in a separate class action filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law relating to the alleged manipulation of the secondary trading market for supranational, sub-sovereign
and agency bonds.
Nomura is responding to requests for information from the U.S. Commodity Futures Trading Commission (“CFTC”) in relation to swap trading related to bond issuances, as well as the use of non-Nomura
approved messaging platforms for business communications. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.
NSI is also cooperating with the Securities and Exchange Commission (“SEC”) in connection with an investigation of compliance with records preservation requirements relating to the use of non-Nomura
approved messaging platforms for business communications. The SEC has stated that it is conducting similar investigations of record preservation practices at other financial institutions.
In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages plus interest.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
In June 2020, NIP issued a claim against an Italian counterparty in the English Courts. The claim sought declarations that the terms of a derivative transaction entered into in 2005 are binding. The counterparty filed and served its defense and counterclaim to these proceedings in January 2021 which sought, amongst other things, restitution of sums paid under the transaction. Separately, in June 2020, the counterparty filed an interim injunction application against NIP in the Tribunal of Palermo relating to payments due by it in relation to the same transaction. This application was dismissed at first instance but the counterparty appealed that decision. In October 2021, NIP, without admitting any wrongdoing, entered into a settlement agreement with the counterparty pursuant to which the proceedings in both jurisdictions were discontinued. At the same time, the derivative transaction was terminated.
Stichting Vestia, a Dutch housing association and former counterparty, has asserted a claim against NIP relating to derivative transactions entered into between Vestia and NIP between 2009 and 2011. On February 1, 2022, Vestia commenced proceedings against NIP in the English Courts. The proceedings allege that the transactions are void because Vestia lacked the capacity and/or the authority to enter into them. Vestia is seeking restitution of a net amount of approximately EUR 154.2

m
illio
n
 plus interest in respect of those transactions.
In the context of a secured financing and the enforcement of the related pledge agreements following events of default attributable to the counterparty, on February 8, 2022, two former pledgors served a formal notice stating their intention to commence legal proceedings against Nomura European Investment Limited as lender and NIP as security agent. The pledgors allege that there have been certain valuation errors in relation to enforcement of the related pledge agreements. To date, no legal proceedings have been issued in respect of the claim.
Guarantees—
In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.
In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura includes relevant information about these derivative contracts that could meet the accounting definition of guarantees in the disclosure below.
For information about the maximum potential amount of future payments that Nomura could be required to make under these derivative contracts, the notional amount of contracts has been disclosed, except for certain derivative contracts, such as written interest rate caps and written currency options, the maximum potential payout amount cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The notional amounts do not represent anticipated losses from these derivatives contracts. As Nomura measures all derivative contracts at fair value, carrying value is considered the best indication of probability of payment and performance risks for these derivative contracts. Nomura may also reduce net exposures to certain of these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risks related to these derivative contracts.
The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31
	2021		2022
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts (1)(2)	¥5,207,911	¥322,635,226	¥6,151,646	¥393,709,887
Standby letters of credit and other guarantees (3)	—	206,072	—	1,698,193

(1)	Credit derivatives are disclosed in Note 3 “ Derivative instruments and hedging activities ” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)
Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee is minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2022.

	Millions of yen
	Carrying value	Maximum potential payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥6,151,646	¥393,709,887	¥82,738,268	¥112,981,416	¥65,305,775	¥132,684,428
Standby letters of credit and other guarantees	—	1,698,193	1,684,360	7,705	4,519	1,609
21. Segment and geographic information:
Operating segments—
In April 2021, the Investment Management Division was newly established by replacing the Asset Management Division and the Merchant Banking Division. Accordingly, Nomura’s operating management and management reporting are prepared based on the Retail, the Investment Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.
The accounting policies for segment information generally follow U.S. GAAP, except for a part of the impact of unrealized gains/losses on certain investments in equity securities held for operating purposes, which under U.S. GAAP are included in
Income (loss) before income taxes
, but excluded from segment information.

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
Net interest revenue
is disclosed because management monitors interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not consider such information for its operating decisions and therefore, it is not reported to management.
Certain comparative amounts have been reclassified to conform to the current year’s presentation, in accordance with the realignment in April 2021.

	Millions of yen
	Retail	Investment Management	Wholesale (1)	Other (Incl. elimination)	Total
Year ended March 31, 2020
Non-interest revenue	¥329,983	¥101,130	¥506,203	¥242,021	¥1,179,337
Net interest revenue	6,376	6,807	142,416	(25,780)	129,819

Net revenue	336,359	107,937	648,619	216,241	1,309,156
Non-interest expenses	286,926	74,364	556,399	121,879	1,039,568

Income (loss) before income taxes	¥49,433	¥33,573	¥92,220	¥94,362	¥269,588

Year ended March 31, 2021
Non-interest revenue	¥366,271	¥153,523	¥524,019	¥205,411	¥1,249,224
Net interest revenue	2,538	9,627	167,337	(38,399)	141,103

Net revenue	368,809	163,150	691,356	167,012	1,390,327
Non-interest expenses	276,480	72,142	627,051	195,528	1,171,201

Income (loss) before income taxes	¥92,329	¥91,008	¥64,305	¥(28,516)	¥219,126

Year ended March 31, 2022
Non-interest revenue	¥324,642	¥129,848	¥617,227	¥232,437	¥1,304,154
Net interest revenue	3,343	18,145	85,828	(53,203)	54,113

Net revenue	327,985	147,993	703,055	179,234	1,358,267
Non-interest expenses	268,745	76,478	628,563	163,481	1,137,267

Income (loss) before income taxes	¥59,240	¥71,515	¥74,492	¥15,753	¥221,000

(1)	Non-interest revenue and Non-interest expense for the year ended March 31, 2021 and March 31, 2022 include losses arising from the U.S. Prime Brokerage Event. See Note 23 “ U.S. Prime Brokerage Event ”
Transactions between operating segments are recorded within segment results based on commercial terms and conditions and are eliminated in “
Other
.”

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of
Income (loss) before income taxes
in
“Other”
for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Net gain (loss) related to economic hedging transactions	¥17,548	¥(11,450)	¥(9,937)
Realized gain on investments in equity securities held for operating purposes	6,601	1,731	1,355
Equity in earnings of affiliates (1)	34,990	(16,410)	36,790
Corporate items (2)	(22,240)	4,956	(91,073)
Other (3)(4)(5)(6)	57,463	(7,343)	78,618

Total	¥94,362	¥(28,516)	¥15,753

(1)
Includes an impairment loss of ¥47,661 million recognized in respect of Nomura’s investment in Nomura Real Estate holdings, Inc. during the year ended March 31, 2021. Based on the period and extent to which the share price of the investee (and therefore its estimated fair value) was below the carrying value of the investment, Nomura determined the impairment was other-than-temporary and an impairment loss was recognized through earnings. The loss was reported within
Non-interest
expenses—Other
in the consolidated statements of income.

(2)
Income before income taxes for the year ended March 31, 2022 includes a loss of approximately ¥62.0 billion related to legacy transactions in the U.S. from before the global financial crisis (2007 – 2008) that was recognized including legal expenses as well as certain transactions intended to mitigate future losses.

(3)
Loss before income taxes for the year ended March 31, 2021 includes a gain of ¥ 71,075 million which represents the difference between the fair value of the assets acquired and the carrying value of the assets transferred by Nomura as a result of the rights conversion of the Tokyo Nihonbashi district redevelopment project.

(4)	Income before income taxes for the year ended March 31, 2020 includes a gain of ¥73,293 million from the partial sale of Nomura’s investment in the ordinary shares of Nomura Research Institute, Ltd.
(5)
Income before income taxes for the year ended March 31, 2022 includes a gain of approximately ¥79.0 billion from the partial sale of Nomura’s investment in the ordinary shares of Nomura Research Institute, Ltd.

(6)	Includes the impact of Nomura’s own creditworthiness.
The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported
Net revenue,
Non-interest
expenses
and
Income (loss) before income taxes
in the consolidated statements of income for the years ended March 31, 2020, 2021 and 2022.

	Millions of yen
	Year ended March 31
	2020	2021	2022
Net revenue	¥1,309,156	¥1,390,327	¥1,358,267
Unrealized gain (loss) on investments in equity securities held for operating purposes	(21,327)	11,545	5,623

Consolidated net revenue	¥1,287,829	¥1,401,872	¥1,363,890

Non-interest expenses	¥1,039,568	¥1,171,201	¥1,137,267

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31
	2020	2021	2022
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,039,568	¥1,171,201	¥1,137,267

Income (loss) before income taxes	¥269,588	¥219,126	¥221,000
Unrealized gain (loss) on investments in equity securities held for operating purposes	(21,327)	11,545	5,623

Consolidated income (loss) before income taxes	¥248,261	¥230,671	¥226,623

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
The tables below present a geographic allocation of
Net revenue
and
Income (loss)
before income taxes
from operations by geographic areas for the years ended March 31, 2020, 2021 and 2022 and Long-lived assets associated with Nomura’s operations as of March 31, 2020, 2021 and 2022.
Net revenue
in Americas and Europe in the table substantially represents Nomura’s operations in the U.S. and the U.K., respectively.
Net revenue
and Long-lived assets have been allocated based on transactions with external customers while
Income (loss)
before income taxes
has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2020	2021 (2)	2022 (2)
Net revenue (1) :
Americas	¥229,265	¥226,741	¥289,571
Europe	115,483	142,941	131,393
Asia and Oceania	42,571	66,985	85,081

Subtotal	387,319	436,667	506,045
Japan	900,510	965,205	857,845

Consolidated	¥1,287,829	¥1,401,872	¥1,363,890

Income (loss) before income taxes:
Americas	¥7,354	¥(76,963)	¥(40,950)
Europe	(14,067)	14,283	(21,774)
Asia and Oceania	19,817	49,205	28,586

Subtotal	13,104	(13,475)	(34,138)
Japan	235,157	244,146	260,761

Consolidated	¥248,261	¥230,671	¥226,623

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Includes losses arising from the U.S. Prime Brokerage Event. See Note 23 “ U.S. Prime Brokerage Event .”

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31
	2020	2021	2022
Long-lived assets:
Americas	¥84,904	¥98,611	¥103,045
Europe	52,179	65,165	53,643
Asia and Oceania	29,618	26,690	23,600

Subtotal	166,701	190,466	180,288
Japan	292,212	303,355	269,135

Consolidated	¥458,913	¥493,821	¥449,423

22. Related party transactions
Nomura makes loans to certain of its directors and other related parties. Outstanding loans to its directors and other related parties were not considered significant.
23. U.S. Prime Brokerage Event
An event occurred in certain Nomura’s subsidiaries, including a U.S. subsidiary, Nomura Global Financial Products Inc., resulting in total losses of
¥245,749
million being recognized in the consolidated statements during the year ended March 31, 2021. The losses were caused by the default of a U.S. client on margin calls against synthetic and cash prime brokerage transactions. The losses arose primarily through the liquidation of the hedges held against these transactions and also through recognition of allowances for current expected credit losses against certain of the transactions with the client. Of the losses, ¥(204,188) million was reported within
Revenue
—
Net gain on trading
and

¥41,561
million reported within
Non-interest
expenses—
Other
in the consolidated statements of income.
On May 17, 2021, Nomura completed the unwinding of all its positions related to the event and recognized additional losses of
¥65,362
million during the quarter ended June 30, 2021. Of these losses,
¥(56,073)
was reported within
Revenue—Net gain on trading
and ¥9,289 million reported within
Non-interest
expenses—Other
in the consolidated statements of income.
A total of ¥14,696 million of this loss has been recovered during the quarter ended December 31, 2021 and March 31, 2022 through an increase in the estimated fair value of certain transactions with the client elected to be measured at fair value and through a reduction in allowances for current expected credit losses against other transactions with the client. A gain of ¥12,161 million was recognized and reported within
Revenue—Net gain on trading
and a reduction in expenses of ¥(2,535) million recognized through release of allowances for current expected credit losses reported within
Non-interest
expenses—Other
in the consolidated statements of income.

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

2.2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.1	Form of Limitation of Liability Agreement (1)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Nomura Group Code of Conduct 2022 (English translation)

11.2
Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30, 2020 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.
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
Date: June 24, 2022