Form 20-F
period 2023-03-31
NOMURA HOLDINGS INC
filed 2023-06-28
CIK 1163653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2023
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
Takumi Kitamura,
81-3-5255-1000,
81-3-6746-7850
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares Common Stock *	NMR	New York Stock Exchange

*	Not for trading, but only in connection with the registration of the American Depositary Shares, each representing one share of Common Stock.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2023, 3,003,679,324 shares of Common Stock were outstanding, including 38,182,446 shares represented by 38,182,446 American Depositary Shares.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

(1)	Governmental fiscal and monetary policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations

(2)	Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

(3)	Natural disaster, terrorism, military dispute and infectious disease could adversely affect our business

(4)	The COVID-19 pandemic may affect our business

(5)	Transition from U.S. Dollar LIBOR to alternative rate indices may adversely affect our business

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

(1)	We may incur significant losses from our trading and investment activities

(2)	Holding large and concentrated positions of securities and other assets may expose us to significant losses

(3)	Our hedging strategies may not prevent losses

(4)	Our risk management policies and procedures may not be fully effective in managing risk

(5)	Market risk may increase other risks that we face

(6)	Our brokerage and asset management revenues may decline

(7)	Our investment banking revenues may decline

(8)	Our electronic trading business revenues may decline

6	We may be exposed to losses when third parties do not perform their obligations to us

(1)	Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

(2)	There can be no assurance as to the accuracy of the information about our credit risk, or the sufficiency of the collateral we use in managing it

(3)	Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

7	We are exposed to model risk, i.e., risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application

8	We are a holding company and depend on payments from our subsidiaries

9	We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

10	We may face an outflow of clients’ assets due to losses of cash reserve funds or debt securities we offer

•	Risks Relating to Our Financial Position

11	We may have to recognize impairment losses with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets

12	Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

(1)	We may be unable to access unsecured or secured funding

(2)	We may be unable to sell assets

(3)	Lowering of our credit ratings could impact our funding

13
Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring impairment losses

•	Risks Relating to Legal, Compliance and Other Operational Issues

14	Operational risk could adversely affect our business

15	Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

16	A failure to identify and appropriately address conflicts of interest could adversely affect our business

17	Our business is subject to substantial legal, regulatory and reputational risks

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

(5)	Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences such as, administrative penalties or punitive fines

18	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

19	System failure, the information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations

20	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

•	Risks Related to Holding or Trading of our Shares and ADSs

21
Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of the Company’s common stock at a particular price on any particular trading day, or at all

22	Under Japan’s unit share system, holders of the Company’s shares constituting less than one unit are subject to transfer, voting and other restrictions

23	As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

24	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

25	The Company’s shareholders of record on a record date may not receive the dividend they anticipate

26
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

(1) Governmental fiscal and monetary policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations
We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations. In addition, any changes to the monetary policy of the Bank of Japan or central banks in major economies worldwide, which could potentially lead to volatility of interest rate or yields may negatively affect our ability to provide asset management products to our clients as well as our trading and investment activities. For example, in the fiscal year ended March 31, 2023, the U.S. Federal Open Market Committee increased the federal funds rate multiple times as part of its strategy to combat inflation, leading to significant increases in U.S. Dollar interest rates as well as turmoil in the banking sector in the United States and in other countries, causing significant market volatility widely affecting our business and the financial services industry.
(2) Extended market declines and decreases in market participants can reduce liquidity and lead to material losses
Extended market declines can reduce the level of market activity and the liquidity of the assets traded in those markets in which we operate. Market liquidity may also be affected by decreases in market participants, for example, if financial institutions scale back market-related businesses due to increasing regulation or other reasons. As a result, it may be difficult for us to sell, hedge or value such assets. In the event that a market fails in pricing such assets, it will be difficult to estimate their values. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to
Over-The-Counter
(“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market may become unable to price financial instruments held by us, this could lead to unanticipated losses.
(3) Natural disaster, terrorism, military dispute and infectious disease could adversely affect our business
We have developed a contingency plan for addressing unexpected situations and conduct crisis management exercises which include employee notification tests. We also continue to ensure we can maintain operational resilience (which refers to the ability to continue to provide critical services at a minimum level that should be maintained in the event of a system failure, cyberattacks or natural disaster). This includes the establishment of an emergency command center in the event of an actual disaster to account for the safety of our employees and their families. However, disaster, terrorism, military disputes or widespread infectious diseases afflicting our business, management and employees could exceed the assumptions of our plan and our framework, and we may not always be able to respond to every situation, afflicting our management and employees, facilities and systems, which could adversely affect our business. In addition, there is a possibility that unknown infectious diseases other than
COVID-19
pandemic may hinder the operational duties of our management and employees.
(4) The
COVID-19
pandemic may affect our business
The
COVID-19
pandemic that began in 2020, and governmental measures to prevent its spread, have significantly affected the operating environment, for example causing volatility in global equity prices, interest rates and elsewhere and a widening of credit spreads. While the spread or impact of the disease is gradually subsiding as vaccination efforts progress, ongoing negative effects on markets, economic activity or the operating environment could further adversely affect our business, results of operations and financial condition.
(5) Transition from U.S. Dollar LIBOR to alternative rate indices may adversely affect our business
The United Kingdom (“U.K.”) Financial Conduct Authority confirmed on March 5, 2021 that U.S. Dollar LIBOR settings will cease after June 30, 2023. All transaction agreements which refer to U.S. Dollar LIBOR and remain after its cessation are expected to be amended to refer alternative reference rates; or to be altered by adding fallback provisions that are agreed between the contracting parties in advance. These changes could require us to incur additional costs and subject us to risks associated with systematic reform, operational application and client disclosure, or adversely impact the pricing, volatility and liquidity of financial products including derivatives, bonds and loans which reference U.S. Dollar LIBOR. Therefore, our business, financial condition and results of operations could be materially and adversely affected and/or we could be subject to disputes, litigation or other actions with counterparties or relative participants.

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
non-financial
companies is increasing
We face intense competition in the financial services sector from a wide variety of competitors. In Japan, we compete with other independent Japanese securities firms as well as securities firms affiliated with commercial banks and with overseas firms. As a result, our market shares in the sales and trading, investment banking and retail businesses in particular have been affected. In recent years, competition has intensified beyond the traditional financial sector based on the increasing digitalization of the industry, not only with the rise of online securities firms but also FinTech companies and the entry of non-financial
companies into the financial services sector. In order to address such changes in the competitive landscape, we have already begun various efforts to these changes in the competitive environment. However, these measures may not be successful in growing or maintaining our market share in this increasingly fierce competitive environment, and we may lose business or transactions to our competitors, harming our business and results of operations.
(2) Increased consolidation, business alliance and cooperation in the financial services industry mean increased competition for us
There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based large financial services groups have established or acquired broker-dealers or have consolidated with other financial institutions. These large financial services groups have developed business linkage within their respective groups in order to provide comprehensive financial services to clients, offering a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, the financial services industry has seen collaboration beyond the borders of businesses and industries, such as alliances between commercial banks and securities companies outside of framework of existing corporate groups and recent alliances with non-financial
companies including emerging companies. Our competitiveness may be adversely affected if our competitors are able to expand their businesses and improve their profitability through such business alliances. We also enter into strategic alliances, make investments and launch new businesses. However, if the development and implementation of these business strategies do not proceed as expected, we may not be able to achieve the expected synergies and other benefits or recoup related investments. These new business initiatives and acquisitions may subject us to increased risk as we engage in new activities, transact with a broader array of clients and counterparties and expose us to new asset classes and new markets.
(3) Our global business continues to face intense competition and may require further revisions to its business model
We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese
markets, including the U.S., Europe and Asia. Despite our efforts facing competition, we recognized an impairment loss on goodwill attributable to previous overseas acquisitions of ¥81,372 million in the fiscal year ended March 31, 2019. Since April 2019, we have been working to rebuild our global business platform, under which we aim to transform our business portfolio and pivot towards client businesses and growth areas. The acquisition of Greentech Capital, LLC (“Greentech”) in 2020 and transfer of stake of Capital Nomura Securities Public Company Limited in 2023, are examples of reviewing our business platform both organically and inorganically. We will continue to review our entire business portfolio while looking at the competitive environment, and intend to implement our strategies in consideration of potential risks. However, the risk remains that we may be required to incur greater expenses than expected, or to commit greater financial, management and other resources to the strategies than expected, which could adversely affect our business and results of operations. Moreover, the assumptions and expectations upon which the strategies are based may not be correct, which could lead to us realizing fewer benefits than expected or could even harm our business and results of operations overall. Furthermore, to the extent we reduce compensation or headcount as part of this strategy, our ability to attract and retain the employees needed to successfully run our businesses could be adversely affected. We may also be unsuccessful in designing a streamlined management structure, which could harm our ability to properly control or supervise our many businesses across the world.

3.	Event risk may cause losses in our trading and investment assets as well as market and liquidity risk
Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made
disasters, epidemics, acts of terrorism, armed conflicts or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the Great East Japan Earthquake in March 2011, the increasing tensions on Korean Peninsula following North Korean nuclear tests in 2017, sudden and unexpected developments in global trade or security policies such as tensions between the United States and China since 2018 and ongoing geopolitical tensions in Asia overall, the
COVID-19
pandemic in 2020, and the invasion of Ukraine by the Russian Federation in 2022, but also more specifically the following types of events that could cause losses in our trading and investment assets:

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
Increasing attention to the management of Environmental, Social and Governance (“ESG”) factors in the business makes it imperative that we continue to develop policies and capabilities in these areas, and that we act responsibly towards our stakeholders, including our shareholders, clients and society at large. Amid rapidly changing circumstances around ESG, a lack of sufficient focus on ESG matters such as the environment or human rights may impede our ability to maintain a sustainable business model and support clients facing trends such as the just transition to the low carbon economy or other
ESG-related
initiatives, and may also adversely affect our reputation, results of operations and financial condition. Reputational risks also include the risk associated with over-stating our credentials, or not delivering on commitments we have made (also known as “greenwashing”).
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
(1) We may incur significant losses from our trading and investment activities
We maintain trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including securities, derivatives transactions with equity, interest rate, currency, credit and other underliers, as well as loans, and reverse repurchase agreements. Fluctuations in the markets where these assets are traded can adversely affect the value of our positions, in these assets, with downturns potentially negatively affecting long positions and upturns potentially negatively affecting short positions. Although we continue to mitigate these position risks with a variety of hedging techniques, we may also incur losses if the value of these assets fluctuates or if the financial system is overly stressed and the markets move in a way we have not anticipated. In addition, prices of crypto-assets may fluctuate significantly due to various factors such as developments in the industry or in regulation of crypto assets.
Our businesses have been, and may continue to be, affected by changes in market volatility levels. Certain of our trading businesses such as those engaged in trading and arbitrage opportunities depend on market volatility to generate revenues. Lower volatility may lead to a decrease in business opportunities which may affect the results of operations of these businesses. On the other hand, while higher volatility can increase trading volumes, it also increases risk as measured by
Value-at-Risk
(“VaR”). Higher volatility and wider bid offer spreads may expose us to higher risks in connection with our market-making and proprietary trading businesses. Higher volatility can also cause us to reduce the outstanding positions or size of these businesses where we consider necessary.
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
In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. See also “
—Risks Relating to Our Financial Position—12.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition—(3) Lowering of our credit ratings could impact our funding
”.
(2) Holding large and concentrated positions of securities and other assets may expose us to significant losses
We regularly hold large and concentrated positions of certain securities in our businesses such as market-making, block trading, underwriting, asset securitization, prime brokerage, acquiring newly-issued convertible debt securities through third party allotment or providing business solutions to meet our clients’ needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. Fluctuations in the prices of these securities can significantly affect the prices at which we are able to liquidate them when needed, resulting in us incurring significant trading losses, such as those incurred in connection with the U.S. Prime Brokerage Event. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
” for further information on the nature of this event. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur losses due to market fluctuations on asset-backed securities such as residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”).
(3) Our hedging strategies may not prevent losses
We use a variety of financial instruments and strategies to hedge our exposure to financial risks arising from the financial instruments we enter into for proprietary purposes or for our clients. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking a position in another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments. Moreover, not all hedging strategies are effective, and certain strategies may, if the risk is not otherwise appropriately managed, increase our risk. For example, many of the transactions leading to the U.S. Prime Brokerage Event entailed providing the client with “total return swap” derivatives exposure to certain equities. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
” for further information on the nature of this event. In order to hedge the total return payments we were obligated to make to the client, we held long positions in the underlying equities. However, this specific hedging strategy was not intended to hedge the risk of a default by the client and the potential need to liquidate the underlying positions in a volatile market environment. When such risk was realized, our hedging strategy of holding the underlying securities meant that we were exposed to such market fluctuations, contributing to the losses we incurred.
(4) Our risk management policies and procedures may not be fully effective in managing risks
Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical market data, the future movements in the financial markets may not be the same as was observed in the past. As a result, we may suffer significant losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date
or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately. Moreover, regardless of how well policies and procedures are designed, they must be properly implemented and followed in order to be effective, which may not always occur despite our diligent efforts. Further, potential weaknesses in our organization structures and governance frameworks may lead to misunderstanding over roles and responsibilities.
For example, with respect to the U.S. Prime Brokerage Event, we incurred significant losses through exposures to the client’s counterparty risk and market risks relating to the securities underlying the prime brokerage transactions with the client. We have reviewed and are in the process of completing a number of actions to comprehensively review, revise and strengthen our risk management policies and procedures and the implementation thereof. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
” for further information on the nature and status of these review procedures. Such actions remain ongoing, however, and when completed, may not be sufficient to prevent similar exposure to such risks in the future, including to identify and rectify potential shortcomings, whether within the same business or among our many other business units, impairing the ability of such policies and procedures to prevent future losses.
(5) Market risk may increase other risks that we face
In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks inherent in financial instruments developed through financial engineering and innovation may be increased by market risk.
Also, if we incur significant trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk.
Furthermore, in a downturn in the market overall or for specific securities, our clients and counterparties could incur significant losses or experience other adverse events of their own, thereby weakening their financial condition and, as a result, increasing the credit risk they pose to us, such as occurred as part of the U.S. Prime Brokerage Event.
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
For example, net revenue from our investment banking activities declined during the year ended March 31, 2023 compared to the years ended March 31, 2021 and 2022 primarily due to geopolitical developments and uncertainty regarding the economic outlook, and net revenues may decline further in light of a decrease in M&A activities and other investment banking activities.
(8) Our electronic trading business revenues may decline
Electronic trading is essential for our business in order to execute trades faster with fewer resources. Utilizing these systems allows us to provide an efficient execution platform and on-line
content and tools to our

clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer
spreads is directly correlated with the number and size of the transactions in which we participate. Competition in electronic trading is intense and the introduction of highly discounted or no-commission
trades at competitors has and will continue to exert pressure on our electronic and traditional trading revenue. Moreover, such revenue would decrease if there are financial market or economic changes that would cause our clients to trade less frequently or in a smaller amount. Even if trade volumes increase due to the convenience of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in developing technologies to provide an efficient trading platform, however, we may fail to maximize returns on these investments due to this increased pressure on lowering margins.

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

7.	We are exposed to model risk, i.e., risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application
Models are widely used by Nomura for various purposes including valuation of low liquidity derivative transactions or estimation of credit worthiness of obligors. However, models are never perfect, and their use subjects Nomura to model risk. Model errors or incorrect or inappropriate model applications could lead to incorrect decision making, financial losses or damage to the firm’s credibility.

8.	We are a holding company and depend on payments from our subsidiaries
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

9.	We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities
We hold substantial investments in equity securities including private equity investments and non-trading
debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant unrealized gains or losses on our investments in equity securities and debt securities, which could have an adverse impact on our financial condition and results of operations. For example, in the fiscal year ended March 31, 2020, we recognized a loss of ¥16.4 billion related to our investment in American Century Investments and ¥16.6 billion on our investments in equity securities resulting from market declines arising from the
COVID-19
pandemic. Moreover, while we may decide to dispose of these equity securities and debt securities, depending on the market conditions, we may not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired price.

10.	We may face an outflow of clients’ assets due to losses of cash reserve funds or debt securities we offer
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

11.	We may have to recognize impairment losses with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets
We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions as a business combination under U.S. GAAP by allocating our acquisition costs to the assets acquired and liabilities assumed and recognizing the remaining amount as goodwill. On April 1, 2020, Nomura acquired 100% of Greentech and goodwill of ¥12,480 million is reported on our consolidated balance sheet. We also possess tangible and intangible assets other than those stated above.
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

12.	Liquidity risk could impair our ability to fund operations and jeopardize our financial condition
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

13.
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

14.	Operational risk could adversely affect our business
Operational risk is the risk of financial loss or
non-financial
impact arising from inadequate or failed internal processes and systems, from a lack of appropriate personnel, from human errors, or from external events,

and includes compliance, legal, IT and cyber security, fraud, third party, and other non-financial
risks. We always face the potential of operational risk, and if materializes, it could adversely affect our business.
Issues related to operational risk may also include the risks listed in items 15 to 20 below.

15.	Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed
We always face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of non-public
information relating to us or our clients, such as insider trading, improper transmission of such information and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.
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

16.	A failure to identify and appropriately address conflicts of interest could adversely affect our business
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

17.	Our business is subject to substantial legal, regulatory and reputational risks
Substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, financial condition or results of operations, or cause reputational harm to us. Also, material changes in regulations applicable to us or to the markets in which we operate could adversely affect our business. See Note 19.
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
(4) Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition
We recognize deferred tax assets in our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or forecast future operating losses, if tax laws or enacted tax rates in the relevant tax jurisdictions in which we operate change, or if there is a change in accounting standards in the future, we may reduce the deferred tax assets recognized in our consolidated balance sheets. As a result, it could adversely affect our financial condition and results of operations. See Note 14
“Income taxes”
in our consolidated financial statements included in this annual report for further information regarding the deferred tax assets that we currently recognize.

(5) Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences such as, administrative penalties or punitive fines
In recent years, financial crimes have become more sophisticated, complex, and diverse. As the world faces growing threats of war, terrorism, and cyberattacks, it is highly important to counter the financing of crimes and terrorism. Financial institutions around the world are expected to take strong measures to combat money laundering and terrorist financing. Despite our efforts to improve our anti-money laundering and counter-terrorism financing measures, which we have implemented consistently across Nomura Group in accordance with the Recommendations provided by the Financial Action Task Force (FATF) and the FSA’s “Guidelines on Anti-Money Laundering and Terrorist Financing”, there remains a risk that such measures will not be fully effective in preventing or detecting all violations in a timely manner. As a consequence, we could be subject to administrative penalties or punitive fines. See
“17.Our business is subject to substantial legal, regulatory and reputational risks—(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses”
for further information regarding regulatory actions and other legal proceedings as well as consequences thereof.

18.	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business
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

19.	System failure, the information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations
Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We have been in the past and may again become the target of attempted unauthorized access, computer viruses or malware, and other cyberattacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. For example, in June 2018, one of our foreign subsidiaries experienced a spear phishing incident that resulted in the unauthorized access to the firm’s desktop network, requiring us to immediately launch an internal investigation to assess and remediate the incident, notify the appropriate authorities of its occurrence and communicate with clients and other individuals whose data may have been impacted. In response to the
COVID-19
pandemic, many of our employees now work remotely using networking or other technologies, and these technologies have become even more critical to our business. The implementation of remote work arrangements may also increase the possibility that we will be subject to cyberattacks and other information security breaches. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign non-state
actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to whom we are interconnected are subject to cyberattacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations.
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

20.	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel
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

21.
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

22.	Under Japan’s unit share system, holders of the Company’s shares constituting less than one unit are subject to transfer, voting and other restrictions
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

23.	As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights
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

24.	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions
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

25.	The Company’s shareholders of record on a record date may not receive the dividend they anticipate
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

26.
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
Our business consists of Retail, Investment Management, and Wholesale, which are described in further detail below. See also Note 20 “
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
Our Business Divisions
Retail
In our Retail Division, we conduct business activities by delivering a wide range of financial products and high quality investment services mainly for individuals and corporations in Japan primarily through a network of nationwide branches of NSC. The total number of local branches, including our head office, was 116 as of the end of March 2023. We offer investment consultation services to meet the medium and long-term needs of our clients. We discuss retail client assets in “
Retail Client Assets
” under Item 5.A of this annual report.
We will strengthen our operating model to provide solutions and services that enable us further flexible approaches to the entire balance sheet of our clients.
Investment Management
Our Investment Management Division is committed to providing high-quality investment strategies, products, and services to a wide range of investors. Along with delivering investment trusts for individual investors through financial institutions in Japan, we provide various investment solutions, both in public and private market asset classes, to pension funds, institutional investors, and financial intermediaries globally.
We are expanding our product offerings and improving our services to meet the diversifying investment needs of our clients in the broad asset management business. By combining our expertise in traditional assets such as stocks and bonds with alternative assets such as private equity, private debt, and real assets, we provide added value and offer advanced services and solutions to meet the diverse needs of our clients. Within the Investment Management Division, Nomura Asset Management Co., Ltd. (NAM) and our other investment and asset management companies maintain their respective independence in their investing activity to fulfill applicable fiduciary duties while supported by common knowledge, infrastructure, and functions of Nomura Group.
Our revenues are mainly from the asset management fees we receive from our clients or funds we manage. Typically, our asset management fees are based on fixed annual rates calculated based on the amount of assets under our management. Also, we occasionally receive success or performance-linked fees depending on the investment performance we deliver to our clients. We also seek to generate investment gains through our own investments. We often co-invest
in private market funds we manage alongside external investors to demonstrate our commitment to the underlying investment strategies of those funds.
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
over-the-counter
(“OTC”) and listed markets. We are primary dealers in the Japanese government securities market as well as selected Asian, European and U.S. markets.
Our global equity-related products include equity securities, Exchange Traded Funds (“ETFs”), convertible securities, listed and OTC equity derivatives, and supported by prime services in selected markets. In addition, we offer execution services based on cutting-edge electronic trading technology to help clients navigate through the complex market structure and achieve best execution. In order to provide extensive market access to our clients, we are also a member of various exchanges around the world, with leading positions on the Tokyo Stock Exchange.
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
and virtual communications.
Competition
The financial services industry is intensely competitive and we expect it to continue remain so. We compete globally with other brokers and dealers, investment banking firms, commercial banks, investment advisors and other financial services firms. We also face competition on regional, product and niche bases from local and specialist firms. Increasingly, we face competition from online securities firms, FinTech companies and non-financial
companies entering the financial services sector. A number of factors determine our competitive position against other firms, including:

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
TLAC. In April 2016, the FSA published its policy describing its approach and framework for the introduction of the TLAC requirements in Japan applicable to Japanese
G-SIBs
and, in April 2018, released revisions to such policy that extended the coverage of the TLAC requirements in Japan not only to Japanese
G-SIBs
but also to Japanese
D-SIBs
that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA finally published the notices and guidelines of TLAC regulations in Japan (including TLAC holding regulations). Although Nomura is not identified as a
G-SIB
as of the date of this annual report, Nomura is subject to the TLAC regulations in Japan, and is required to meet a minimum External TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024 (which 6.75% will be increased, pursuant to the recent amendment to the TLAC regulations in Japan, to 7.1% from April 1, 2024).

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
Overseas
Our overseas offices and subsidiaries are also subject to various laws, rules and regulations applicable in the countries where they conduct their operations, including, but not limited to those promulgated and enforced by the Securities and Exchange Commission (“SEC”), the Commodity Futures Trading Commission (“CFTC”), the U.S. Treasury, the NYSE, the Chicago Mercantile Exchange and other exchanges and/or clearinghouses, the Financial Industry Regulatory Authority (“FINRA”) (a self-regulatory organization (“SRO”) for the U.S. securities industry), the National Futures Association (“NFA”) (an SRO for the U.S. derivatives industry) in the U.S.; by the Prudential Regulation Authority (“U.K. PRA”) and the Financial Conduct Authority (“U.K. FCA”) in the U.K; and by a number of EU regulators including Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin), Autorité de Contrôle Prudentiel et de Résolution (ACPR) and Autorité des Marches Financiers (AMF). We are also subject to international money laundering and related regulations in various countries. For example, the USA PATRIOT Act of 2001 contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations and creating crimes and penalties. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could materially and adversely affect us.
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
FCMs, introducing brokers and swap dealers that engage in commodity options, futures or swap transactions are subject to regulation by the CFTC and the NFA. CFTC rules require registration of swap dealers, mandatory clearing and execution of certain default swaps through regulated clearing houses and execution facilities, real-time public reporting and adherence to business conduct standards for all in-scope
swaps. A number of these requirements, particularly those regarding recordkeeping and reporting, also apply to transactions that do not involve a registered swap dealer. CFTC rules establishing capital requirements for swap dealers that are not subject to the capital rules of a prudential regulator, such as the FRB, became effective in October 2021. The CFTC has also adopted financial reporting requirements for covered swap entities and amended existing capital rules for CFTC-registered FCMs to provide explicit capital requirements for proprietary positions in swaps and security-based swaps that are not cleared by a clearing organization. Swap dealers that are not subject to the jurisdiction of a Prudential Regulator are subject to the margin rules issued by the CFTC (which covers non-bank
swap dealers, such as our subsidiaries). The rules for variation margin have become effective, and those for initial margin were phased in through September 2022, based on certain activity levels of the swap dealer and the relevant counterparty. Inter-affiliate transactions under the CFTC margin rules are generally exempt from initial margin requirements under certain conditions. NSI is registered as an FCM with the CFTC. NGFP and Nomura International plc, a U.K. subsidiary, are registered as swap dealers with the CFTC. ILLC is registered as an introducing broker with the CFTC.
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
The CFTC and the SEC have adopted rules relating to cross-border regulation of swaps and SBSs. The CFTC and the SEC have entered into agreements with certain
non-U.S.
regulators regarding the cross-border regulation of derivatives and the mutual recognition of certain cross-border execution facilities and certain clearing houses, and have approved substituted compliance with certain
non-U.S.
regulations related to certain capital, margin, recordkeeping, financial reporting and business conduct requirements.
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
In October 2022, the SEC adopted a final rule requiring securities exchanges to adopt listing standards mandating, in the case of a restatement, the recovery or “clawback” of excess incentive-based compensation paid to current or former executive officers and requiring listed issuers to disclose any recovery analysis where recovery is triggered by a restatement. Nomura will be required to adopt a clawback policy compliant with the NYSE listing standard implementing such rules within 60 days of the effectiveness of the listing standard, which is scheduled to occur in October 2023.
Proposed Changes to U.S. Regulation
In June 2016, the SEC approved amendments to FINRA Rule 4210, which require FINRA member broker-dealers to set risk limits on each counterparty transacting in specified forward-settling agency mortgage-backed securities (“covered agency transactions”) as of December 2016, and to collect variation margin and/or maintenance margin from certain counterparties transacting in covered agency transactions as of June 2018. A failure to collect required margin in a timely manner (T+1) results in an obligation for the FINRA member broker-dealer to take a capital charge, and ultimately (T+5) to liquidate the customer’s position in order to satisfy the margin deficiency. The effectiveness of the Rule 4210 margin requirements has been delayed a number of times. Most recently, on February 24, 2023 FINRA filed a Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Extend the Implementation Date of Certain Amendments to FINRA Rule 4210 to extend the date of effectiveness to October 25, 2023. On March 7, 2023 the SEC waived the 30 days waiting period and the October 25, 2023 date went into effect immediately.
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

On March 21, 2022 the SEC proposed a comprehensive climate disclosure regime for public companies. The proposal would apply to both domestic company and foreign private registrants and would require them to provide certain climate-related information in their registration statements and annual reports. Registrants would need to, among other things, include information about climate-related risks that have had or would likely have a material impact on their business and consolidated financial statements, strategy, business models and outlook. Registrants would need to include information addressing their plans to manage climate-related risk within their risk management processes. Registrants would also need to disclose information about their own greenhouse gas emissions and, in some cases, upstream and downstream emissions along the registrant’s entire value chain. The proposal would dramatically increase climate-risk-related information available to investors but would also, if adopted in its current proposed form, likely increase the cost, complexity, and liability risks associated with public reporting.
In December 2022, the SEC issued four proposals to reform the U.S. equity market structure. The SEC proposed establishing a broker-dealer best execution standard, which would require broker-dealers to use reasonable diligence to ascertain the best market for a customer order so that the resultant price to the customer is as favorable as possible under prevailing market conditions. The best execution standard applies to all securities and supplements, but does not replace, the existing FINRA best execution rules. The SEC also proposed, among other things, to require that individual investor orders routed through broker-dealers be exposed to order-by-order
competition in qualified auctions; to update the minimum pricing increments, with variable price increments based on the trading characteristics of stocks; and to revise and expand reporting and disclosure requirements relating to execution quality.
In January 2023, the SEC proposed a rule that would prohibit participants involved in the creation of asset-backed securities, including any underwriter, placement agent, initial purchaser or sponsor of an asset-backed security (or any affiliate or subsidiary), from engaging in any transaction that would involve or result in a material conflict of interest between the securitization participant and an investor in an asset-backed security, including reducing its exposure to the asset-backed securities, subject to certain exceptions.
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
In May 2022, U.K. PRA published a policy statement, with accompanying supervisory statements on Trading Activity Wind-down (“TWD”). The statement sets out the requirements for firms to have capabilities that can be utilized for a full or partial wind-down of their trading activities, either as part of their recovery or post-resolution restructuring. NEHS, as an in-scope
firm, is expected to meet the policy requirements by 3 March 2025.
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
Subsequent to the finalization of work on the CRRII package in October 2021 the EU introduced a first draft of proposals to introduce a “CRRIII/CRDVI” package of reforms to implement all outstanding elements of the Basel 3.1 framework including changes to the calculations for Operational Risk, CVA, Credit Risk, FRTB capital requirements and the introduction of an output floor to modelled calculations. The draft rules also include proposals to strengthen the resilience of the banking sector to environmental, social and governance (“ESG”) risks and to enhance the strength of supervision within the EU to better protect financial stability. The proposals are currently subject to the trilogue negotiation process before finalization and are currently planned for implementation in Jan 2025.
Since Brexit, the EU CRR and subsequent amendments are no longer applicable in the U.K. HM Treasury and as a result HM Treasury and U.K. PRA published updated rules for implementation of similar reforms to the CRRII in the U.K. which were implemented from Jan 2022. HM Treasury and U.K. PRA have further published consultations at the end of 2022 to implement the final elements of the Basel 3.1 framework, broadly equivalent to those in the EU CRRIII package, with a proposed implementation date of Jan 2025.
The majority of the new rules under the revised MiFID II, which is split into the Markets in Financial Instruments Directive (“MiFID”) and the Markets in Financial Instruments Regulation (“MiFIR”) took effect from January 3, 2018. The legislation introduced wide-reaching changes to markets, including the extension of market transparency rules into non-equities
and potentially reducing the scope of the OTC derivative market by mandating the clearing of standardized OTC transactions through central clearing counterparties and their trading through regulated trading venues. The new framework introduced a market structure to ensure that trading, wherever appropriate, takes place on regulated platforms. It introduced rules on high frequency trading with a view to improving the transparency and oversight of financial markets. The revised MiFID also aimed to strengthen the protection of investors by introducing more robust organizational and conduct requirements and by strengthening the role of management bodies. The new framework also increased the role and supervisory powers of regulators and established powers to prohibit or restrict the marketing and distribution of certain products in well-defined circumstances. A harmonized regime for granting firms from third countries access to EU professional markets, based on an equivalence assessment of third-country jurisdictions by the Commission, was also introduced.
Certain amendments to support economic recovery from the
COVID-19
pandemic, including via relief from administrative requirements on firms, has been published in the EU Official Journal on February 26, 2021 (MiFID
‘Quick-Fix’).
EU Member States were required to transpose the quick fix amendments into their national frameworks by November 28, 2021 and apply them by February 28, 2022. Alongside this on November 25, 2021, the EU Commission published its legislative proposal for a review of MiFID II/MiFIR. Key proposals include refinements to the scope of the Securities Trading and Derivatives Trading Obligations, adjustments to the transparency regime and reporting requirements and considerations around establishment of a Consolidated Tape. The final text is expected to be published during 2023. Since Brexit, these amendments are not applicable in the U.K. and U.K. FCA has consulted on proposed changes to the conduct and organizational rules under the U.K. MiFID, specifically relating to research and best execution reporting. On November 30, 2021 U.K. FCA published the Policy Statement (“PS”) on changes to U.K. MiFID’s conduct and organizational requirements. The PS sets out changes to best execution reporting requirements and research inducement rules. Effective from December 1 2021, U.K. firms are no longer required to produce best execution reports. In addition, from March 1, 2022, asset managers and research firms will be able to exercise the options on exempting inducement rules on research. This means U.K. firms will be able to provide research on FICC instruments to clients without it being subject to un-bundling.
On July 1, 2021 the U.K. HM Treasury launched a Wholesale Market Review (“WMR”) Consultation. The consultation is part of the Government’s commitment to improving the competitiveness of the U.K. as a hub for capital markets, and is a central part of the Government’s post-Brexit strategy for financial services. It has a wide ranging focus, including the regulatory framework for trading venues, systematic internalizers, market data, and fixed income, equity, derivative and commodity markets. It proposes a number of amendments to the U.K.’s onshored MiFID regime and asks for industry input on a range of other topics.
As part of the changes foreseen in the WMR, U.K. FCA launched public consultations in 2022 in relation to equity markets and trading venue perimeter with further consultations expected to be launched in the course of 2023 specifically in relation to U.K. consolidated tape, commodities (including position limits and ancillary activities) and on fixed income and derivatives.
On July 20, 2022 the U.K. Government introduced the Financial Services and Market Bill
2022-23
which gives the U.K. the opportunity to create a more competitive financial services sector post-Brexit, while preserving high regulatory standards tailored to its needs. Among other things, it includes changes to the framework within which financial services regulators operate and the reform of the regime for wholesale capital markets. In addition, it gives broad powers to HM Treasury to make regulations saving and restating any revoked legislation (with or without amendments) and makes some immediate changes to retained EU law. The Bill will have to pass through the Parliamentary Houses before it is finalized with royal assent, which is anticipated to occur in the second half of 2023.
On July 27, 2022, the U.K. FCA published a policy statement (PS22/9) and finalized guidance (FG22/5) on a new consumer duty for financial services firms. The new rules set higher standards of consumer protection with the duty applying irrespective of whether there is a direct relationship with the retail clients therefore bringing in-scope
wholesale firms that can determine or ‘materially influence’ retail customer outcomes. Due to the mainly wholesale activities of Nomura’s U.K. entities, where Nomura does not face Retail customers directly and is not a Retail market business, as well as the existing Product Governance frameworks in the firm, the effect of the introduction of the new consumer duty is expected to be limited.
The European Market Infrastructure Regulation (“EMIR”) became effective on August 16, 2012, and applies to any entity established in the EU that is a legal counterparty to a derivative contract, even when trading with non-EU
firms. EMIR was created with the intention of stabilizing OTC markets found within EU member states. Although the majority of EMIR regulations have already been implemented, on May 28, 2019, Regulation (EU) 2019/834 (EMIR REFIT) was published in the EU’s Official Journal, with the aim of amending EMIR to make some of its requirements simpler and more proportionate, particularly for non-financial
counterparties (“NFCs”), address compliance costs, transparency issues and insufficient access to clearing for certain counterparties. With a few exceptions, the majority of the provisions in the Regulation entered into force on June 17, 2019.
EMIR was transposed into U.K. domestic law by means of the European Union (Withdrawal) Act 2018 (as amended), subject to certain transitional arrangements. Phase 6 represents the final stage of the phase-in
of the rules and applied from September 1, 2022.
On October 7, 2022, various EMIR REFIT RTS (regulatory technical standards) and ITS (implementing technical standards) were published in the EU Official Journal. Among other things, they include important information regarding data reporting (procedure, formats, frequency, methods, etc.). They entered into force on October 27, 2022 at which point the 18 month implementation period will commence. This will give a reporting start date of April 29, 2024 for the EMIR REFIT rules.
Similar rules were published by the U.K. FCA and BoE on February 24, 2023 through a joint policy statement on changes to reporting requirements, procedures for data quality and registration of trade Repositories under the U.K. EMIR. It sets out the final amendments to technical standards and new rules for trade repositories in relation to the derivatives reporting framework under the U.K. EMIR. The requirements will come into effect on September 30, 2024, except for certain amendments which relate to the format and details of applications for registration of trade repositories, which come into force immediately.
On December 20, 2022, ESMA published its final report on guidelines for reporting under EMIR. The guidelines are intended to clarify the legal provisions on reporting and data management under the amended EMIR rules and to provide practical guidance on their implementation and are applicable from April 29, 2024.
On December 12, 2022 the EU Commission published its proposal on EMIR review, together with a Communication on a stronger EU clearing system. The core of the proposal includes ways to enhance and improve the attractiveness of the EU’s clearing space in view of reducing reliance on U.K. firms. Among other things, the existing third country equivalence regime for third countries benefiting from an exemption of intra-group transactions for the purpose of the clearing exemption and margining is replaced by a new regime that would grant an automatic exemption for jurisdictions that are not deemed high-risk jurisdictions for AML purposes.
On February 13, 2023 the EU Commission’s extension of clearing and margining exemptions for intragroup transactions until June 30, 2025 was made official thorough the publication of respective amending RTS in the EU Official Journal.
On December 15, 2022, in the U.K., U.K. FCA and U.K. PRA jointly published a policy statement on margin requirements for non-centrally
cleared derivatives. The policy statement makes amendments to the binding technical standards which supplement U.K. EMIR, namely by updating the list of eligible collateral to include funds from all third-countries that meet a set of principles and that only invest in otherwise eligible government securities and cash and by extending the transition provision for European Economic Area undertakings for collective investment in transferable securities by three months, i.e., until March 31, 2023. The types of collateral that are eligible are broadly consistent between U.K. and EU Uncleared Margin Rules (UMR), but there are now some divergences in relation to shares or units in collective investment schemes. EU UMR allow shares or units in UCITS as a form of eligible collateral. However, shares or units in a U.K. UCITS are no longer “UCITS” for these purposes and so are not eligible. U.K. UMR allow shares or units in U.K. UCITS as a form of eligible collateral, which excludes EEA UCITS. The on-shoring
process introduced a transitional regime that temporarily allowed EEA UCITS, which has been extended until March 31, 2023.
NOTE: The FCA and the PRA amended U.K. UMR on December 12, 2022 to expand the range of eligible collateral types to include units and shares in
non-U.K.
funds that satisfy certain conditions. These conditions include:
(i) “the fund must be subject to supervision and regulation at least equivalent to that applicable to a U.K. UCITS (importantly, this “equivalence” assessment must be performed by each counterparty as part of its periodic review of its collateral arrangements; it will not be assessed via equivalence decisions);
(ii) the units or shares must have a daily public price quote; and
(iii) the fund is limited to investing in cash, cash-equivalent instruments and government (and similar) debt securities.
The fund can also invest in other funds which meet the above conditions. Once the transitional regime expires, EEA UCITS will need to meet these conditions to continue to be eligible as collateral under U.K. UMR.
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
On November 25, 2020, U.K. FCA issued a statement explaining what trade repositories, and the U.K. counterparties that use them, should do to ensure they are compliant with the U.K. SFTR reporting obligations from the end of the Brexit transition period. All U.K. SFTR counterparties that enter into securities financing transactions that are in scope of the U.K. SFTR are required to report details of those transactions to an
FCA-registered,
or recognised, trade repositories.
On September 17, 2014, the Central Securities Depositories Regulation (“CSDR”) came into force, in the EU. It aims to harmonise certain aspects of the settlement cycle and settlement discipline and to provide a set of common requirements for Central Securities Depositories (“CSDs”) operating securities settlement systems across the EU.
On March 16, 2022 the EU Commission published a draft Regulation amending the CSDR along with FAQs and an impact assessment on its proposal. Among other things, the EU Commission is looking to improve the passporting regime, banking type ancillary services, the oversight of third-country CSDs and settlement discipline (by proposing to improve the mandatory buy-in
regime and refine its scope).
On June 13, 2022, ESMA published a final report on amending the RTS on settlement discipline by proposing to postpone the application of CSDR mandatory buy-in
regime for three years. On July 6, 2022, the EU Commission decided to endorse ESMA’s draft RTS. As a result, the Commission Delegated Regulation suspends the application of the provisions relating to the mandatory buy-in
regime of the RTS on settlement discipline for three years from the date of entry into force of the Commission Delegated Regulation. The Delegated Regulation also contains provisions of former Article 15(1) of the Short Selling Regulation in the RTS on settlement discipline, to be applied for the duration of the deferral.

On July 6, 2022 the EU Commission adopted the delegated act suspending the application of the provisions relating to the mandatory buy-in
regime of the RTS on settlement discipline for three years from the date of entry into force. The declared intention of the EU is to relocate Euro derivatives clearing from London to the EU.
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
As mentioned above on December 12, 2022 the EU Commission published its proposal on EMIR review, together with a Communication on a stronger EU clearing system. The core of the proposal includes ways to enhance and improve the attractiveness of the EU’s clearing space in view of reducing relying on U.K. CCPs.
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
In the U.K., on June 15, 2022, HM Treasury published the outcome of its consultation on amendments to the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 and published the draft Money Laundering and Terrorist Financing (Amendment) (No. 2) Regulations 2022. Among other things, it will expand the intelligence and information-sharing gateway; introduce a clear legal gateway for AML (anti-money laundering)/CTF (counter-terrorist financing) supervisors to access; view and consider the quality of the content of suspicious activity reports (“SARs”) submitted to them, provided they are necessary to fulfil supervisory functions, and allow U.K. FCA to publish notices where it has decided to not register an applicant.
The Senior Managers and Certification Regime (“SM&CR”) came into force on March 7, 2016 with the aim of reducing the risk of harm to consumers and strengthening market integrity by making firms, and individuals within those firms, more accountable for their conduct and competence. In July 2018, the U.K. FCA and U.K. PRA published near-final rules extending SM&CR to cover all financial services firms in the U.K. to apply from December 9, 2019. On March 8, 2019, the U.K. FCA announced its final rules on its proposed Directory – a new public register that will enable consumers, firms and other stakeholders to find information on key individuals working in financial services who are not otherwise appointed and publicly registered under the SM&CR. Firms were to submit data on Directory individuals in December 2019, and the Directory was expected to go live in March 2020. However, due to the
COVID-19
pandemic, the implementation date of the directory of certified and assessed persons had been delayed and the Directory is now live since March 31, 2021.
On March 30, 2023 the U.K. HM Treasury published a Call for Evidence (CfE) on SM&CR, as part of the Edinburgh Reforms. Firms have raised some concerns over certain aspects of the regime, on topics including the compliance requirements for authorizing the appointment of new Senior Managers, the differing levels of scrutiny applied to different firms, and the interaction of the SM&CR with other regulatory regimes.

The CfE has been published to ensure that HM Treasury, U.K. FCA and U.K. PRA can build a joint evidence base upon which to consider future reforms to the regime.
U.K. FCA and U.K. PRA have issued, in parallel, a Discussion Paper. Each organization will focus on their particular area of responsibility, with HM Treasury considering legislative aspects, while U.K. FCA and PRA consider operational aspects and rules. The Discussion Paper together with HM Treasury’s CfE, is the first full review of the SMCR. While there have been other evaluations in the past, these were more limited in scope. The consultations are open until June 1, 2023.
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
In addition, interest rate benchmarks including, among others, the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”), the Euro Overnight Index Average (“EONIA”) and certain other Interbank Offered Rates (“IBORs”) are being reformed. The U.K. was due to make the transition from LIBOR to Sterling Overnight Index Average (“SONIA”) by the end of 2021 although certain interim milestones were extended due to the
COVID-19
pandemic. To avoid disruption to legacy contracts that reference the
1-,
3-
and
6-month
sterling and Japanese Yen LIBOR settings, on September 30, 2021 the U.K. FCA announced that it will require the LIBOR benchmark administrator to publish these settings under a ‘synthetic’ methodology, based on term risk-free rates, for the duration of 2022. These six LIBOR settings were available only for use in some legacy contracts, and are not for use in new business.
On November 28, 2022, ESMA published a Final Report on the review of the RTS on the form and content of applications for recognition by non-EU
benchmark administrators, and a consultation (closed on January 30,

2023) on amendments to the RTS on the information that EU benchmark administrators need to provide in applications for authorisation and registration. The proposals in the consultation aim to safeguard equal treatment between EU and non-EU
Benchmarks administrators by aligning the information requested in applications from EU administrators with the information requested in recognition applications from non-EU
administrators.
The EU BMR rules are currently suspended to allow EU supervised entities to continue to use non-EU
benchmarks until December 31, 2023. On November 8, 2022, the EU Commission published an initiative to extend this suspension until December 31, 2025. The adoption of this extension is expected in the second quarter of 2023.
Under the BMR, when
non-EU
benchmark administrators apply for recognition in the EU, ESMA must first establish an MoU with the relevant authority. This extension should, therefore, not impact U.K.-based Benchmark Administrators considering that ESMA and the U.K. FCA signed a Memorandum of Understanding (MoU) in January 25, 2023 which allows ESMA to recognize benchmark administrators from the U.K.
On March 1, 2023 the EU Commission launched a call for evidence (open until March 29, 2023) to aid its review of the scope and third country regime of the EU BMR. The EU BMR contains rules on the use of non-EU
benchmarks, which will apply from January 1, 2024. Under the rules, non-EU
benchmarks can be used in the EU only if they comply with rules comparable to the BMR. However, very few jurisdictions have regulated benchmarks as extensively as the EU. Therefore, when the new rules on the use of non-EU
benchmarks come into force, it would deprive firms in the EU of access to the majority of the world’s benchmarks.
On July 22, 2020, the U.K. Government published a policy statement extending the transitional period for third-country benchmarks under the U.K. BMR from December 31, 2022 to December 31, 2025, thus allowing U.K. firms to continue using benchmarks provided by administrators located outside the U.K. in new financial contracts and instruments without these benchmarks being registered with U.K. FCA until the end of 2025.
On October 21, 2020, the U.K. Government published a policy statement making amendments to BMR to allow for the orderly winding down of LIBOR, including providing new powers for the U.K. Financial Conduct Authority (“FCA”). The proposed framework in the policy document allows U.K. FCA to take an appropriate course of action to direct a change in the methodology of a critical benchmark and extend its publication, for a limited time period, for those contracts that face insurmountable barriers to transition from LIBOR (Tough Legacy Contracts). U.K. FCA consulted on its proposal to use two new powers relating to the use of critical benchmarks that are being wound down. The powers are part of a wider package of amendments to the BMR in the Financial Services Act 2021, intended to ensure that U.K. FCA has the appropriate regulatory powers to help reduce risk in the wind-down period before LIBOR ceases permanently. The final Statements of Policy were published in September 29, 2021 (Statement of Policy on U.K. FCA’s power under Article 23C BMR and Statement of Policy on U.K. FCA’s power under Article 21A BMR).
On November 23, 2022 U.K. FCA announced that it will continue to use its powers under the U.K. Benchmarks Regulation to compel LIBOR’s administrator, ICE Benchmark Administration (“IBA”) to publish three-month sterling LIBOR on a synthetic basis until the end of March 2024. After March 2024, the rate will be discontinued. U.K. FCA also launched a consultation on the wind-down of U.S. Dollar LIBOR, proposing that one-month,
three-month and
six-month
U.S. Dollar LIBOR continue to be published on a synthetic basis until the end of September 2024. In April 3, 2023, the FCA announced its final decision, in line with the proposals consulted upon. The Feedback Statement was published in May 31, 2023, highlighting that the FCA will publish formal legal notices which will complete the implementation of the decision. In the meantime, firms should take all necessary steps to ensure they understand how their contract terms interact with LIBOR’s wind-down and continue to actively transition contracts that reference U.S. Dollar LIBOR, and not rely on the synthetic settings.
In the U.K. as a follow up to the Fair and Effective Markets Review (established by the Chancellor of the Exchequer), the Fixed Income, Currencies and Commodities (“FICC”) Markets Standards Board (“FMSB”) was

established in 2015 as a private sector response to the conduct problems revealed in global wholesale FICC markets after the financial crisis. The FMSB has since been renamed the “Financial Markets Standards Board”. The function of the FMSB is to help raise standards of conduct in global wholesale markets by producing voluntary Standards and other guidance in areas of uncertainty that are developed by the membership and designed to illustrate best practices to all market participants. These Standards are intended to reduce the continuing uncertainty about acceptable practices in opaque and unregulated areas, which is a hazard for FMSB members, as well as other market participants. The Standards published cover topics including the new issue process, binary options for the commodities markets, reference price transactions for the fixed income markets and secondary market trading error compensation. The published Standards do not have legal or regulatory force and do not replace existing legislation; rather, they are intended to supplement the rules already in place. The Standards are implemented by way of FMSB member firms, including Nomura International plc, and Nomura Financial Products Europe GmbH, making an adherence statement on an annual basis.
Following Brexit, on March 26, 2021, the U.K. Government announced that technical negotiations on the text of the
U.K.-EU
memorandum of understanding (“MoU”) establishing a framework for regulatory cooperation in financial services have concluded. Among other things, the MoU, when formally signed and brought into force, will establish a Joint
U.K.-EU
Financial Regulatory Forum to serve as a platform to facilitate dialogue on financial services issues. The MoU makes limited reference to access, saying that both sides will “jointly endeavor to pursue a robust and ambitious bilateral regulatory cooperation”.
In response to heightened global focus on the issues of climate change, and a growing demand for standards associated with ESG factors and reporting, a number of global regulatory initiatives are being developed. These regulations cover both prudential frameworks including assessment and management of climate risks associated with Nomura businesses, such as the U.K. PRA SS3/19 regulations; and also labelling, disclosure and reporting regulations.
Disclosure and reporting regulations includes but are not limited to mandatory Taskforce for Climate Related Financial Disclosure (“TCFD”) reporting, that will apply to Nomura subsidiaries, such as under the Companies Act 2006 in the U.K., as updated in 2022, which will apply to Nomura International plc.
Nomura will also across multiple entities be subject to the International Sustainability Standards Board’s (“ISSB”) Reporting Standards on Sustainability, which will be finalized in 2023, and are expected to be effective from January 1, 2024. The ISSB rules will be implemented over time across jurisdictions that Nomura entities operate in.
Climate-related disclosures by Nomura at a Group level (Nomura Holdings, Inc. on a consolidated basis) is expected to be covered by the proposed U.S. SEC Rules to Enhance and Standardize Climate-Related Disclosures for Investors, once finalized.
Labelling, disclosure and reporting regulations further include the EU Taxonomy Regulation, the EU Sustainable Finance Disclosure Regulation and the EU Corporate Sustainability Reporting Directive. The latter was published in the EU Official Journal on December 16, 2022.
On February 23, 2022 the EU Commission adopted a proposal for a Directive on corporate sustainability due diligence. The aim of this Directive is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules will ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe.
In the U.K., U.K. FCA published a consultation paper (now closed) on the sustainability disclosure requirements (SDR) regime and accompanying investment labels and is a key part of delivering the U.K. government’s roadmap to sustainable investing. Among other things, it introduces restrictions on how certain sustainability-related terms, such as ESG, green or sustainable, can be used in product names and marketing for products which do not qualify for the sustainable investment labels and introduces sustainable investment product labels with three categories underpinned by objective criteria. The SDR rules will also include a general anti-greenwashing provision. On March 29, 2023, U.K. FCA published a statement clarifying that the final policy statement is expected to be published in the third quarter of 2023.
In addition, the U.K. Transition Plan Taskforce (launched by HM Treasury in April 2022 to develop the gold standard for private sector climate transition plans) consulted on its proposals for mandatory transition plan reporting to accompany mandatory TCFD reporting.
Regulatory Capital Rules
Japan
In March 2023, the FSA announced one more year delay of the implementation date of the finalised Basel III standards for final designated parent company, to March 31, 2025. Also, in March 2022, the FSA announced the exclusion of deposits with the Bank of Japan from the total exposure used to calculate the leverage ratio until March 31, 2024.
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
As of March 31, 2022 and 2023, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.
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
In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including sales, trading and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a licensed merchant bank regulated by the Monetary Authority of Singapore (“MAS”). NSL carries out its regulated activities including, among others, fixed income and securities sales and trading business, advising on securities, corporate finance and wealth management. NSL is regulated and has minimum capital adequacy requirements imposed on it, including its branch in the Dubai International Financial Centre, by the MAS in Singapore. NIHK and NSL have been compliant with relevant regulatory capital related requirements.

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
(1)
Medium-to
Long-term Priority Issues
Our vision is to take Nomura to the next stage. To realize this, we launched a strategy of expanding into private markets to complement our businesses in the public markets. We are committed to strengthening the provision of bespoke services and solutions made for each specific client, through a three-pronged approach, namely the expansion of our client base, expansion of products and services, and delivery utilizing digital technology. Based on this strategy, for instance, we are starting to see results from the following efforts. For more information on the strategies in each division, please refer to the challenges and strategies in each division.
i Shifting to asset consulting business
We are shifting to an asset consulting business for domestic individual customers. We provide asset consulting services that we believe provide preferable medium-to
long-term solutions for our clients. We support clients in increasing their assets, and we aim to increase the fee income we receive as a result by increasing assets under custody. The steady increase in income from stock assets such as investment trusts, for which fees such as management and administration expenses are charged for assets under management, contributes to additional revenue stability for us. In order to address the diversifying needs of our clients and provide personalized, private services, we reallocated our partners (sales representatives) according to client segmentation based on attributes and needs of our clients, strengthening our segment approach. In addition, we aim to expand our customer base by strengthening business for salaried employees, and expanding our business through alliances with regional financial institutions.
ii Strengthening Investment Management Division
We established our Investment Management Division, in April 2021, aiming to meet our clients’ diverse needs, as part of our management strategy: Expanding our scope of business from public to private. This division aims not only to expand and strengthen traditional investment products but also to provide private investment opportunities such as alternative assets.
Since the establishment of the division, we have expanded our private investment opportunities, including an investment corporation investing in unlisted stocks, an equity acquisition fund for business succession (Search Fund), a private real estate fund in Japan, and a private credit fund and forestry funds overseas. We have also established a publicly offered investment trust that invests in unlisted REITs (Real Estate Investment Trusts) in the U.S., which is also invested by individual investors in Japan. We believe that Nomura’s mission is to challenge a wide range of private asset areas and to create an environment in which investors can easily invest.
iii Stabilizing and growing Wholesale business
In our Wholesale Division, we are diversifying our revenue sources while maintaining a high market share in core products. In addition, we will continue to provide liquidity and solutions to customers. Capital-light origination business, including M&A advisory, grow global business centered on Americas. Especially, in the U.S., we acquired Greentech Capital, LLC, a firm with a solid presence in sustainable technology and infrastructure, and launched Nomura Greentech in April 2020. We will seamlessly provide financial and other solutions to our global customer base. In addition, regarding solutions business that is less susceptible to changes in market environment, we build up experience in structured finance including infrastructure finance.
iv Strengthen Digital Financial Services
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
- Streamline and enhance internal operations
We are working to focus on high value-added analysis and advisory services by promoting the automation and efficiency of internal operations. We also aim to provide services through highly satisfactory communication methods by improving existing services. In addition, we have launched an internal Digital IQ learning program to support digital
e-learning
with the aim of lifting the base-level knowledge of digital initiatives across the Group. Regarding the initiatives of employee development, please refer to Item 4.B. “
Views on Sustainability and efforts
”
(5)
Human Capital Initiatives
.
- Digitalization of client touchpoints
Our Retail Division utilizes “Remote Consulting” which is an original system supporting sales representatives. By expanding utilization of OneStock which is an asset management smartphone application, FINTOS! which is an investment information application etc. we will develop a platform to deliver services for young people and the working generations, who we have not provided with many products and services.
- Participation in Digital Asset Business
We are also working to create businesses in new areas. In September 2022, we established Laser Digital Holdings AG, a new entity in digital assets business, incorporated in Switzerland. The company will focus on three core areas: Secondary Trading, Venture Capital and Investor Products and will announce new services and product lines as it moves ahead with the staged launch of the business.
v Initiatives for Sustainability
Please refer to Item 4.B.“
Views on Sustainability and efforts
”.
(2) Issues in Each Division
The challenges and strategies in each division are as follows:

•	Retail Division
Based on the basic concept of “Enriching clients by responding to their concerns about assets”, our Retail Division aims to become a financial institution fulfilling the needs of many people. We will continue working on improving the skills of our partners (sales representatives), and enhance our wide range of products and services in order to accurately respond to diversifying clients’ asset issues such as inheritance or anxiety about lack of funds after retirement. In addition, we will enhance online services and remote consulting service through contact centers.

•	Investment Management Division
Our Investment Management Division is responsible for providing products and services that meet the diversifying investment needs of our clients in the broad asset management business. By combining our expertise in traditional assets such as stocks and bonds with offerings in alternative assets such as private equity, we are able to add value and offer advanced services and solutions to meet the diverse needs of our clients. In the public market business, we aim to improve investment performance, expand investment strategies with robust investment capabilities, and enhance the provision of investment solutions. In the private market business, we are scaling up our asset management business, expanding into real asset management, including real estate and infrastructure, and fully realizing our private asset management capabilities in the global market. Amid continued downward pressure on management fees, we are pursuing higher value-added businesses and appropriate cost controls, while expanding investments in growth areas, particularly in the private market area.

•	Wholesale Division
Our Wholesale Division faces challenges presented by increasingly sophisticated client needs and technological advancement, coupled with uncertainty in the market and macroeconomic environment. To ensure continuity of service as well as added value to clients, we will continue to enhance collaboration across business lines, regions and divisions while ensuring tight risk control. We will continue to further diversify our business portfolio through targeted growth in both existing and new businesses as well as deploy financial resources to selective, high growth opportunities.
Global Markets aims to provide uninterrupted liquidity to our clients while reinforcing risk control and governance. Additionally, we aim to further diversify our business portfolio, reinforce global connectivity and cross-sell to leverage our global platform and client franchise, pursue growth opportunities such as structured financing and solution business, international wealth management business as well as Global Equities, and continue to build on the strength of our Flow Macro businesses.
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
We have clearly defined in our Risk Appetite Statement that all executives and employees must actively engage in risk management through our Three Lines of Defense framework. Besides, we continuously provide trainings to all executives and employees including those in the group companies to increase our knowledge about risks as financial professionals and develop a corporate culture of correctly recognizing, assessing and managing risks. For more information, see Item 11 “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
.”
With regard to compliance, we continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.

In order to ensure not only compliance with laws and regulations, but also that all directors, officers and employees are able to act in accordance with social norms, we have established the “Nomura Group Code of Conduct” as guidelines for actions to be taken, and through associated trainings and other measures, we are working to promote appropriate actions (“Conduct”) based on the Code of Conduct. At the ‘Nomura Founding Principles and Corporate Ethics Day’ held in every August, we reaffirm the lessons learned from past incidents and renew our determination to prevent similar incidents then to maintain and gain the trust society places in us; discussions are held regarding the proper way to conduct after looking back on past incidents, and a pledge is made to comply with the Code of Conduct. In order for us to be able to respond to the changing demands of society, the Code of Conduct is regularly reviewed to constantly examine ourselves and to ensure that our thinking aligns with society’s norms.
By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.
Views on Sustainability and efforts
(1) Nomura’s Basic Views on Sustainability
Our Mission is to enrich society through our expertise in capital markets. This is a set of values (Corporate Philosophy) that we hold dear and have inherited since our founding as our company’s raison d’etre and our responsibility towards society. Based on these values, we consider sustainability to be a business activity, and have integrated sustainability into our management strategy. Nomura’s sustainability promotion efforts have value in two ways. One is to support the sustainability efforts of our clients and various stakeholders. The second is to promote sustainability efforts in our own operations such as reducing our environmental impact and enhancing our governance.

•	Supporting the sustainability efforts of our clients and stakeholders through business activities
Our core role as a financial services group is to support customers through the flow of funds and capital. We believe it is important to strengthen our functions to promote the sustainable circulation of capital by underwriting green bonds and social bonds issued by companies and financial institutions, providing strategic advisory services such as M&A advisory, and by developing
ESG-related
funds as investments and providing them to individual investors. In addition, we seek to take advantage of the Group’s comprehensive strengths in providing solutions to social issues by leveraging the functions we have cultivated over many years, including support for business succession, promoting innovation in the fields of regional revitalization, agriculture and medical care, and our expertise and knowledge in the field of research and analysis.
Nomura has been providing financial education programs for people of all ages, ranging from children to adults for more than 20 years, dating back to the 1990s. In April 2022, Nomura established the Financial Well-being Dept. in order to strengthen our financial education capabilities. We will continue to strengthen initiatives to improve the financial literacy of society as a whole.

•	Our company’s own efforts to continue being a sustainable corporate group
Nomura has announced its goal of achieving net zero greenhouse gas (“GHG”) emissions for its own operations by 2030, and to seek to achieve net zero GHG emissions attributable to its lending and investment portfolios by 2050. To realize these efforts, Nomura joined the
Net-Zero
Banking Alliance (“NZBA”) in 2021. Nomura Group participates in and endorses a variety of initiatives besides NZBA to further promote the realization of a sustainable environment and society in cooperation with stakeholders regarding how we will address social issues. In addition, the evolution of human resource management strategies is essential for achieving sustainable growth and increasing corporate value through the resolution of social issues. For this reason, the Nomura Group is pursuing various initiatives to differentiate its human resources management cycle, promote diversity, equity & inclusion (DEI), our employees’ ways of working, wellbeing and create a sense of belonging. (For details, please refer to “(5) Human capital initiatives”.)
(2) Nomura’s Sustainability-Related Governance
Nomura is a Company with Three Board Committees under Japanese law, separating management oversight and business execution to strengthen corporate governance. The oversight function and the executive side play respective roles in recognizing climate change risks and opportunities, promoting various measures, and managing risks.
① Board of Directors
The Board of Directors offers advice on sustainability related reports prepared by executive officers, based on our basic sustainability policy which states: “Nomura will contribute to the creation of a truly enriched society through our business activities based on the principles embodied in the Nomura Group Corporate Philosophy, and actively pursue initiatives to resolve social issues and create a sustainable world.”
Exchange of opinions regarding sustainability also occur out meetings of our outside directors, which are held periodically in order for outside directors to discuss our business and our corporate governance. Such exchange also occurs at our Internal Controls Committee, which is consisted of multiple directors and executive officers, and at our Audit Committee.
② Sustainability Committee
Nomura has established the Sustainability Committee chaired by the Group CEO and which also consists of other persons designated by the Group CEO including the members of the Executive Management Board to deliberate and make decisions on strategies to promote sustainability. The Chief Sustainability Officer leads discussions in the Sustainability Committee to consolidate the company’s sustainability knowledge and accelerate the formulation and promotion of strategies.
③ Sustainability Forum
In order to ensure opportunities for more flexible and substantive discussions on sustainability, the Sustainability Council, which has been established and operated as a forum for discussion by executives from across departments and regions, has been divided into the Sustainability Business Forum, which deals with topics more closely related to business activities, and the Sustainability Corporate Forum, which deals with information disclosure and policy formulation, with operations beginning in fiscal 2023. Each forum will coordinate with the Sustainability Committee as appropriate to promote flexible approaches to sustainability.
(3) Nomura’s Risk Management on Sustainability
Increasing attention to the management of Sustainability matters makes it imperative that we continue to develop policies and capabilities in these areas, and that we position ourselves in a positive light to interested stakeholders including our shareholders, clients and society at large. Amid rapidly changing circumstances around Sustainability, lack of sufficient focus such as on environmental policies, human rights and diversity, equity & inclusion considerations may also adversely affect our reputation, results of operations and financial condition. In particular, we recognize that climate change risks are likely to have an impact over the medium to long term, and we seek to manage these risks under appropriate management systems.
① Recognition of the Risks Associated with Climate Change
Nomura recognizes risks arising from changes in the environment due to climate change and identifies the potential impact on our business. There are two types of risks associated with climate change: the risk of loss or damage due to extreme weather events such as large typhoons, droughts, and intense heat (physical risk), and the risks associated with decarbonization, such as the inability to respond to changes in government policies, or rapid technological innovations (transition risk). Nomura recognizes the following physical and transition risks associated with climate change.

•	Risk that clients will not adequately respond to climate change, resulting in financial damage, decline in creditworthiness and inability to fulfil their contractual obligations

•	Risk that climate change causes market fluctuations and losses are incurred due to fluctuations in the market price of Nomura’s financial assets

•	Risk of reputational damage if Nomura and counterparties fail to respond appropriately to climate change

•	Risk of financial losses or reputational damage due to inadequate or failed internal processes and employee response to climate change

•	Risk of inadequate strategies or failed execution of strategies as compared with competitors, and risk of gap between strategies and resources
② Our approach on Risks Associated with Climate Change
Climate risk is recognized as one of risks that are understood to potentially impact Nomura adversely if they materialize. Climate risk is not recognized as a standalone risk, but is understood to be a risk factor affecting various risk areas. Nomura has built an integrated risk management framework that manages the risks caused by climate change by adding new responses to the ones into the existing risk management frameworks.
(4) Metrics and Targets
Nomura has announced its goal of achieving net zero GHG emissions for its own operations by 2030, to seek to achieve net zero GHG emissions attributable to its lending and investment portfolios by 2050 and to be involved in sustainable financings totaling $125 billion over the 5 years ending March 2026(*). We post our progress towards each target on our company website (Our website and the information posted thereon do not constitute part of and are not incorporated by reference into this annual report on Form 20 F.).
*This target includes capital raised through Nomura’s debt and equity capital markets businesses, private placements of mezzanine debt and equity securities, and debt financing through its Infrastructure and Power Financing Group
(5) Human Capital Initiatives
① Evolution of Human Resources Management Strategy and Sustainable Growth
We
seek to achieve sustainable growth and to maximize our corporate value. In order to achieve this, we seek to improve our return on equity (ROE) through investing strategically for growth. We believe it is essential to enhance the competitive strength of our employees (human capital) in order to enhance productivity, build value to our clients and shareholders, and enrich our risk management culture by realizing the potential of our dedicated and professional workforce and through collaboration.
Through improving employee engagement with the long-term evolution of our human resources management strategy, we aim to differentiate the intellectual capital
(
*
)
that our human capital delivers as a team and further enhance the added value provided by the Nomura Group.
* Our intellectual capital refers to the intangibles that are the source of our competitiveness, including organizational capabilities, know-how,
customer networks, and branding.

We believe our employees are key assets to drive excellence and we seek to enhance the competitive strength of our human capital through differentiated initiatives and programs and to encourage collaboration within our workforce.
② Nomura Group’s Human Resources Management Strategy
Our human resources management strategy is based on the values of “Entrepreneurial Leadership”, “Teamwork,” and “Integrity” as defined in our corporate philosophy, and these core values set us apart from our competitors in our recruitment, talent development, performance appraisal, and mobility and advancement strategies, as well as our dedication to promoting “Diversity, Equity & Inclusion” (DEI), “Employees’ Ways of Working”, “Wellbeing” and a sense of belonging. This strategy forms the core of our recruitment, talent development and retention initiatives.
i Recruitment
We seek to recruit individuals who share our values of “Entrepreneurial Leadership”, “Teamwork”, and “Integrity” and are aligned with our strong risk management culture. In order to attract and develop such individuals who also can demonstrate strong expertise, we recruit individuals in all roles and at all career levels in all regions including Japan, through both new graduate programs and mid-career
hiring.
To continue to attract individuals with diverse experience and strong capabilities, we have established alumni networks and recruitment strategies in Japan and India in order to stay connected and regularly re-engage
with our pool of alumni who remain active in the industry and communities.
ii Talent development
In order to develop required competencies to deliver value to our clients, we offer a broad variety of training and development programs to our employees at all career levels across all departments and regions. For example:
Digital IQ learning program - we launched our Digital IQ learning program in 2021 to educate employees globally about digital transformation (DX), providing them with opportunities to learn a variety of digital skills, from basic through to advanced levels.
Nomura Business Academy (NBA) - In Japan, NBA is a platform to support our employees in obtaining professional qualifications relevant to our business such as Securities Analyst Licenses, Financial Planner Licenses and Real Estate Notary qualification, and to improve various key business skills such as management and language skills and financial accounting knowledge.
MBA and LLM - For more than 60 years, we have offered tuition assistance programs to employees in Japan in order to support their self-improvement goals study abroad and obtain Master of Business Administration (MBA) or Master of Law (LLM) degrees.
Venture company training program - We launched our venture company training program in the fiscal year ended March 31, 2023 in order to provide our employees with work experience at venture companies in Japan. Through this program, we encourage employees to gain experience outside of the Nomura Group and promote a culture of accepting diverse values when they return to the Nomura Group.
M&A University - In our Wholesale Division, our Investment Banking business management has established a knowledge management platform called “M&A University”, through which employees can build and share knowledge and expertise applicable to practical work such as M&A advisory.
iii Performance appraisal
In all regions including Japan, and across all departments and roles, we are making further efforts to enhance our performance-based compensation system, through ensuring the fairness of performance appraisal and benchmarking employee productivity against external market data. We also continue to place a strong importance on evaluating our employee performance through how they have demonstrated our core values of “Entrepreneurial Leadership”, “Teamwork,” and “Integrity”. Since the fiscal year ended March 31, 2021, we have introduced a standard global objective in the appraisal process for each employee to demonstrate ethics, risk management, compliance, and conduct (our “ERCC” performance objective). We aim to raise the awareness of our code of conduct (the “Code”) for each employee and to permeate the concept of the Code throughout our business, thereby creating an environment in which employees can speak up when they see something wrong. Since the fiscal year ended March 31, 2023, we have also incorporated fostering risk management culture into performance appraisal.
iv Mobility and Advancement
We actively encourage an entrepreneurial leadership mindset among our employees and their self-motivated career development. We continue to actively raise awareness of internal opportunities through promoting our global internal job posting system which was significantly enhanced in Japan during the fiscal year ended March 31, 2021. In the fiscal year ended March 31, 2023, more than 200 of our employees proactively found new opportunities which involve transfers across divisions, business or regions.
We also manage a global pool of talents identified as potential successors to key positions. Along with developing internal talent as our potential future management team, we also recruit external talent for those roles. We have various global programs to assess and develop talent, including Nomura Keiei-juku, which is our in-house
senior management development program in Japan, as well as various other leadership development programs offered by external organizations both in Japan and overseas, such as the Nomura School of Advanced Management.
v DEI (Diversity, Equity & Inclusion)
We believe that diversity helps improve our competitiveness, innovation, and advanced risk management. In July 2016, we adopted our “Declaration on Diversity and Inclusion” initiative, in which we committed to create a work environment where all employees can demonstrate their capabilities and realize their full potential. In October 2022, we further updated it with the addition of the concept of equity to become our “Group Diversity, Equity and Inclusion Statement”. Equity from our perspective differs from equality, in that it is less about allocating the exact same resources and opportunities to everyone (equality), but more about providing the best resources and opportunities to each of our employees according to their different circumstances and needs, and therefore creating an equitable space where everyone can meet their objectives. We aim to create a workplace that provides fair and equitable opportunities for our diverse employees and which instills a strong sense of belonging.
Our Diversity, Equity & Inclusion Working Group, which consists of representative employees across all regions and businesses globally, aims to create such a work environment across the group through both top-down
and
bottom-up
approaches.
vi Employees’ Ways of Working
We launched our global “Nomura Ways of Working” project, which aims to create a positive working environment where our employees can maximize their performance without time or location constraints, in the fiscal year ended in March 2023. We are promoting this project globally across regions based on four key pillars; culture, people, workplace and technology.
vii Wellbeing
We recognize the importance of our employees’ physical, emotional, mental and financial wellbeing so that they can realize their full potential, stay motivated and excel in the performance of their duties. We seek to improve its employee welfare programs, such as childcare and nursing care support, as well as to maintain and promote employee health, so that employees can continue to work with enthusiasm, including the development of appropriate working conditions and a comfortable working environment.

We also recognize the need to reduce Absenteeism
(1)
 and Presenteeism
(2)
, and improve Work Engagement
(3)
 and have set the following measurements in order to monitor employee wellbeing:

(1)
Absenteeism: The impact of absenteeism is measured by financial losses due to absence from work coursed by injury or illness, calculated as the ratio of number of sick leave days taken to total working days during a financial year, multiplied by the total compensation of employees for such financial year.

(2)
Presenteeism: A condition in which individuals go to work despite being ill or experiencing symptoms of illness, with negative impacts on business execution and productivity. The figure is calculated based on responses to the SPQ (Single-Item Presenteeism Question, Tokyo University
1-Item
Version).

(3)
Work Engagement: A positive, fulfilling, work-related state of mind. This is measured based on deviation from the results of the national average of annual stress assessment, which is an annual mandatory workplace program in Japan to screen for mental health issues in workers.

For Absenteeism, we have not set a specific target because it is important to create an environment where our employees can be absent from work when they feel unwell. We will continuously evaluate and introduce new wellbeing initiatives to improve this metrics. We set our targets for Presenteeism and Work Engagement, 10 (i.e., no more than a 10% productivity loss rate) and 60 (with the national average being 50), respectively by the fiscal year ended March 31, 2026. At the moment these measurements are only applicable to employees of NSC but we will continue to evaluate our implementation plan and extend the initiatives to other subsidiaries, ultimately expanding the coverage to the Nomura Group as a whole.
We also support the financial wellbeing of our global employees globally by offering various programs and advices including the granting of compensation awards through employee share ownership plans, defined contribution pension plan and posting financial wellbeing information on our intranet to encourage employees to improve their knowledge.
viii Employee Survey
As part of our ongoing efforts to evaluate and improve our various human resource strategies, we have conducted our Nomura Group Employee Survey annually since the fiscal year ended March 31, 2014. We believe that the survey provides valuable insights regarding employee engagement and perceptions about Nomura. The results are reviewed by our senior management and used for refinement or planning of our human resource strategies, programs and practices. In the fiscal year ended March 31, 2023, 85% of our employees who participated in the Survey gave a positive response to the question “I am proud to work for the firm”.

ix Retention
In 2022, the mobility of human resources increased globally in many industries, including in financial services, and our global employee turnover rate also increased. To enhance engagement, we have established a system to discuss and implement solutions for the issues identified in the Nomura Group Employee Survey on a departmental and organizational basis.
C. Organizational Structure.
The following table lists the Company and its significant subsidiaries and their respective countries of incorporation as of March 31, 2023. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country/Region	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Fiduciary Research & Consulting Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Properties, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd.	Japan	100
Nomura Agri Planning & Advisory Co., Ltd.	Japan	100
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Institute of Estate Planning	Japan	100
Nomura Capital Partners Co., Ltd.	Japan	100
Nomura Mezzanine Partners Co., Ltd.	Japan	100
Corporate Design Partners Co., Ltd.	Japan	100
Nomura Kagayaki Co., Ltd.	Japan	100
Nomura Asia Pacific Holdings Co., Ltd.	Japan	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Securities Singapore Pte. Ltd.	Singapore	100
Nomura Australia Limited	Australia	100
PT Nomura Sekuritas Indonesia	Indonesia	96
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Asia Investment (Singapore) Pte. Ltd.	Singapore	100
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Nomura Financial Products Europe GmbH	Germany	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100

Name	Country/Region	Ownership Interest
		(%)
Nomura Europe Finance N.V.	The Netherlands	100
Nomura European Investment Limited	U.K.	100
Laser Digital Group Holdings AG	Switzerland	100
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura International Funding Pte. Ltd.	Singapore	100
Nomura Orient International Securities Co., Ltd.	China	51
D. Property, Plants and Equipment.
Our Properties
As of March 31, 2023, our principal head office is located in Tokyo, Japan and occupies 815,531 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 130,416 square feet, our Nagoya branch office, which occupies 89,567 square feet, and the head office of NAM in Tokyo, which occupies 128,715 square feet.
As of March 31, 2023, our major offices outside Japan are the head offices of NIP located in London, which occupies 291,591 square feet, the New York head office of Nomura Securities International, Inc., which occupies 191,324 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 83,506 square feet. We lease most of our overseas office space.
As of March 31, 2023, the major office of Nomura Services India Private Limited, our specialized service company in Mumbai, India, occupies 217,668 square feet.
As of March 31, 2023, the aggregate book value of the land and buildings we owned was ¥96 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥72 billion.
As of March 31, 2023, we plan to construct a new facility as follows:

Name	Location	Segment	Nature of the plan	Estimate of the amount of expenditures (Millions of yen)	Amount of expenditures already paid (Millions of yen)	Method of financing	Date of start of the activity	Estimated date of completion of the activity
NHI	Tokyo	Other	Nihonbashi 1-Chome Naka Area Type 1 Urban Area Redevelopment Project	120,000	8,531	Own funds	December 2021	March 2026
Item 4A. Unresolved Staff Comments
We are a large accelerated filer as defined in Rule
12b-2
under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2023 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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
Business Environment
In the fiscal year ended March 31, 2023, inflation accelerated worldwide. Contributing factors included a sharp increase in commodity prices sparked by the conflict in Ukraine, as well as supply constraints, including semiconductor shortages, arising as Western economies reopened after emerging from pandemic conditions. The major central banks of the world, including the U.S. Federal Reserve Board (U.S. Fed), swiftly tightened monetary policy to address this accelerated and increasingly protracted inflation. Government bond yields rose in major developed economies on expectations for further inflation and monetary tightening measures. In addition, stock markets in major developed economies underwent corrections as the steep rise in market interest rates depressed valuations and as concerns grew that monetary policy tightening would blunt economic growth.
In the second half of the fiscal year, inflation showed signs of leveling off in the major developed economies, and expectations for the U.S. Fed to end its rate hikes led to a rally in stock markets. In response to the Chinese government’s decision at the end of 2022 to end its strict zero-COVID
policy, expectations rose for improvement in global economic growth supported by China’s reopening.
Inflation in Japan rose on the back of higher inflation overseas. As rising interest rates overseas also put upward pressure on Japanese government bond yields, concerns mounted that the Bank of Japan would become unable to maintain its yield curve control policy, under which it sets a target level and a tolerable fluctuation range for
10-year
Japanese government bond yields. In December 2022, the Bank of Japan widened the range at which yields on
10-year
JGBs are allowed to fluctuate, from
+/-0.25ppt
to
+/-0.50ppt.
Some market participants interpreted this move as signaling further policy changes. In the Japanese government bond market, yields continued to be subject to upward pressure, fueled by expectations for Bank of Japan policy changes amid persistent speculation that policy revisions would be enacted after the new Bank of Japan governor took charge in April 2023. The disparities between inflation in Japan and abroad, and the divergence in monetary policy that reflects these conditions, led to significant depreciation of the yen versus other currencies, with the dollar-yen
rate briefly exceeding 151 yen in October 2022.
Executive Summary
«Overall results of business»
We recognized net revenue of ¥1,335.6 billion during the year ended March 31, 2023, a decrease of 2.1% from the previous fiscal year.
Non-interest
expenses increased by 4.3% to ¥1,186.1 billion, income before income taxes was ¥149.5 billion, and net income attributable to the shareholders of NHI was ¥92.8 billion. Return on equity was 3.1%. Earnings per Share
(1)
for the year ended March 31, 2023 was ¥29.74, a decrease from ¥45.23 for the year ended March 31, 2022. We have decided to pay a dividend of ¥12 per share to shareholders of record as of March 31, 2023. As a result, the total annual dividend will be ¥17 per share for the year ended March 31, 2023.

(Note):
1.	Diluted net income attributable to NHI shareholders per share.

«Management’s assessment of events that had a particular impact on the results of the year»
The fiscal year ended March 2023 was dominated by market uncertainties due to heightened geopolitical risks, inflation and central bank monetary policy tightening. Amid this environment, we focused on developing new areas of business, bolstering our existing businesses and better positioning ourselves to meet the individual needs of our clients.
In the Retail Division, the flow revenue etc. (consisting of revenue from transactions such as brokerage revenue, consulting-related revenue and interest income, etc. other than from loans) decreased mainly in the first half amid market uncertainty. On the other hand, Retail continued to provide clients with detailed consulting services to adapt to the changing environment and our efforts to increase client assets gained traction. As a result, recurring revenue (which we define as revenue from client assets and ongoing revenue such as investment trusts, discretionary investments, insurance, loans, level fee assets, etc.) grew year on year by 2 % due to consecutive net inflows of recurring revenue assets. Our recurring revenue cost coverage ratio (the ratio of recurring revenue to non-interest
expenses) increased from 49 percent to 51 percent.
In the Investment Management Division, Business revenue remained roughly unchanged year on year as improved performance in Nomura Babcock & Brown’s aircraft leasing business offset a decline in performance fees. The division also booked continued inflows into core investment trusts and alternative assets. On the other hand, divisional performance slowed from the previous year due to lower gain/loss related to investment.
In the Wholesale Division, Macro Products underpinned stronger Fixed Income revenues for the full year. Equities revenues increased as losses related to the U.S. Prime Brokerage Event were no longer present. In Investment Banking, Advisory revenues remained solid on contributions from equity private placement deals, in a challenging environment with a significant decline in global fee pools, mainly in ECM and M&A. On the other hand, Wholesale performance was impacted by higher fixed costs due to yen depreciation and inflation.
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
We strive to pay dividends using a consolidated payout ratio of 30 % of each semi-annual consolidated earnings as a key indicator. Additionally, we aim for a total payout ratio, which includes dividends and share buybacks, of at least 50%. The total amount of shareholder returns for each fiscal year is determined by comprehensively taking into account trends in the regulatory environment in Japan and overseas, including the strengthening of Basel regulations, as well as the consolidated results of our business divisions. Also, we have changed our dividend policy to strive to pay dividends using a consolidated payout ratio of at least 40 percent of each semi-annual consolidated earnings as a key indicator from the fiscal year ending March 31, 2024.
For further details of our dividend policy, refer to Item 5.B. “
Liquidity and Capital Resources—Capital Management—Dividends
”.
«Summary by Segment»
In our Retail Division, net revenue for the year ended March 31, 2023 decreased by 8.5% from the previous fiscal year to ¥300.2 billion.
Non-interest
expenses decreased by 0.8% to ¥266.7 billion. As a result, income before income taxes decreased by 43.5% to ¥33.5 billion. Based on the basic concept of “Enriching clients by responding to their asset concerns”, our Retail Division has been working on shifting to asset consulting business in close cooperation with each client with the aim of becoming “the most trusted partner”. Flow revenue etc. was weak during the fiscal year, as the market environment remained uncertain and sales of stocks and investment trusts remained at a low level. However, our initiatives to expand our recurring revenue assets are making progress by seeking to offer consulting services on the entire asset bases of our clients. In addition, we are aiming to build a sustainable client base and expand our business over the medium to long term by achieving contact points through workplace financial services, and we have been able to successfully increase the number of clients we provide services to, including the working generation. Going forward, we will strengthen our initiatives in each channel, and in addition to asset management, we will strive to enhance our products and services to provide solutions for a variety of client issues, such as real estate and inheritance.
In our Investment Management Division, net revenue for the year ended March 31, 2023 decreased by 13.1% from the previous fiscal year to ¥128.6 billion.
Non-interest
expenses increased by 11.2% to ¥85.1 billion. As a result, income before income taxes decreased by 39.2% to ¥43.5 billion. The Investment Management Division has been engaged in the broad asset management business while expanding its product lineup and improving its services to meet the diversifying investment needs of clients. Although the balance of assets under management decreased slightly overall, business revenues remained at the same level as the previous year, due in part to an improvement in the revenues from aircraft leasing company Nomura Babcock & Brown. On the other hand, investment profit decreased from the previous fiscal year due to a decrease in gains related to American Century Investments and gains on valuation and sales of investee companies of Nomura Capital Partners. During the fiscal year under review, as part of our expansion into offering private investments, we established Nomura Real Asset Investment Co., Ltd., which invests in real estate and infrastructure, in a joint venture with Nomura Real Estate Holdings, Inc. We also acquired shares in New Forests Pty Limited, one of the world’s leading forestry asset management companies. In addition, we established Nomura Private Capital LLC to launch a private asset management business in the United States.
In our Wholesale Division, net revenue for the year ended March 31, 2023 increased by 9.9% from the previous fiscal year to ¥772.4 billion.
Non-interest
expenses increased by 18.2% to ¥743.0 billion. As a result, income before income taxes decreased by 60.6% to ¥29.4 billion. In Global Markets, we continued to reinforce our core strengths across regions, enhanced risk control and governance and focused on providing uninterrupted service and liquidity to our clients, as they rebalanced and hedged their portfolio in the highly volatile and uncertain markets which experienced a ‘paradigm shift’. We delivered resilient performance, deepened engagement with clients across flow as well as structured financing and solutions business. In Investment Banking, client activity was lower than the previous fiscal year due to increased caution among clients in light of geopolitical risks and uncertainty in the market environment surrounding monetary policy. As a result, earnings declined for the full year due to a decline in M&A, and particularly in Equity Capital Markets and ALF. However, the business continued to engage closely with clients and enhanced Equity Private Placements and Private Financing opportunities along with Solutions business to effectively help clients in hedging and managing risk.
Progress on Key Performance Indicators (KPIs)
«Management Indicators»
Return on Equity
One component of Nomura’s management vision is “achieving sustainable growth by solving social issues” and we have set Return on Equity (ROE) as one of our most important indicators towards the fiscal year ending March 31, 2025. After the introduction of the Corporate Governance Code in Japan, the importance of management having an awareness of capital costs has increased among Japanese companies. In addition, under the framework of global financial regulations, more effective use of capital is required. As a result, we believe that the optimal allocation of management resources will become even more important for our company in the future. Accordingly, beginning in the year ended March 31, 2021, we adopted ROE as a key management indicator, which management uses to track the progress of our sustainable business transformation, along with the revision of “Fundamental Management Policy” based on the approval at the Board of Directors meeting held in May 2020.

ROE is defined and calculated as net income attributable to NHI shareholders divided by total NHI shareholders’ equity. We believe that disclosure of ROE is useful to investors in that it helps them to assess business conditions and our effective use of capital to enhance corporate value.
We have set a target ROE of
8-10%
for the fiscal year ending March 31, 2025, reflecting the cost of capital demanded by our company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE. ROE for the year ended March 31, 2023 decreased to 3.1% from 5.1% for the prior fiscal year.
Common equity Tier1 capital ratio
There are multiple global financial regulations that we must comply with, including capital regulations established by Basel Committee on Banking Supervision as interpreted and implemented by the FSA which have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 capital ratio of at least 11%, so that we will take into consideration the financial soundness including certain buffer against severe market stress. Our common equity Tier 1 capital ratio decreased to 16.32% as of March 31, 2023 from 17.22% as of March 31, 2022. For further details, on the key capital requirements we must follow, see Item 5.B. “
Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements
”.
«Indicators by Business Segment»
In addition to the Group KPIs, our management also uses certain divisional specific KPIs to monitor and assess performance of the divisions.
Retail
We have adopted the following key indicators in the Retail Division to quantify the outcomes of our efforts and monitor our business: Recurring revenue assets; Net inflows of recurring revenue assets; Flow business clients; and Services for salaried employees; so that our management will be able to monitor the progress of our businesses and target sustainable and further business growth. We believe that disclosure of those indicators is useful to investors in that it helps them to assess the progress of the division’s client-facing activities as well as digest and understand our growth potential.

	Year ended March 31 (Trillions of Japanese Yen)
	2021	2022	% Change from previous year	2023	% Change from previous year
Recurring revenue assets	¥18.2	¥19.6	7.7%	¥18.7	(4.6)%

	Year ended March 31 (Billions of Japanese Yen)
	2021	2022	% Change from previous year	2023	% Change from previous year
Net inflows of recurring revenue assets	¥(191.3)	¥477.2	—%	¥333.7	(30.1)%

	Year ended March 31 (Thousands)
	2021	2022	% Change from previous year	2023	% Change from previous year
Flow business clients	1,534	1,505	(1.9)%	1,446	(3.9)%
Services for salaried employees	3,242	3,357	3.5%	3,489	3.9%

Recurring Revenue Assets
Recurring revenue assets are defined by adding related loans to the total amount of assets, such as investment trusts and discretionary investments, for which management fees and other recurring fees are charged. The amount of loans totaled approximately ¥721.9 billion within Loans receivable in the consolidated balance sheets as of March 31, 2023. Total recurring revenue assets as of March 31, 2023 were ¥18.7 trillion, and has dropped from March 31, 2022 due to market factors.
Net Inflows of Recurring Revenue Assets
Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. The total net inflows of recurring revenue assets for the fiscal year ended March 31, 2023 was ¥333.7 billion, and we have achieved a net increase in recurring revenue assets, mainly in services such as investment trusts, discretionary investment.
Flow Business Clients
The number of flow business clients is defined as the total number of clients to whom we provide flow business, businesses that generate flow revenues, and is a measure of the growth in the client base that is critical to realizing the growth in flow revenue, etc. The number of flow business clients as of March 31, 2023 was approximately 1,446 thousand, which is lower than that of March 31, 2022, and the growth of client base is a continuous challenge.
Services for Salaried Employees
Services for salaried employees are defined as the sum of the number of workplace financial services provided, such as the number of members of the employee stock ownership, accounts derived from the employee stock ownership (excluding current members) and corporate DC pension plan subscribers, and is an index used to measure the expansion of the client base through workplace financial businesses. As of March 31, 2023, the number of workplace services provided stood at 3,489 thousand. We have achieved expansion at levels exceeding our targets, mainly in terms of the increase in number of members of the employee stock ownership, and have expanded our client base which will lead to sustainable growth.
Investment Management Division
We have set the balance of assets under management as a key performance indicator for the Investment Management Division. The businesses in the Investment Management Division generally earn management or similar fees based on the amount of assets under management, meaning that revenue trends for these businesses tend to follow trends in the amount of assets under management, and our management considers this measure to be effective in monitoring the progress of these businesses. We also believe that it is an important indicator of how well investment products are received by investors. Beginning in the fiscal year ending March 31, 2022, we have also set net inflows as a key performance indicator in the Investment Management Division. We believe that net inflows is an effective measure in monitoring the progress of the division’s asset management businesses, excluding market factors from fluctuations in the balance of assets under management. It is an important indicator for ascertaining the effectiveness of the division’s measures to expand assets under management and thereby achieve its profit expansion target.

	Year ended March 31 (Trillions of Japanese Yen)
	2021	2022	% Change from previous year	2023	% Change from previous year
The balance of assets under management	¥64.7	¥67.9	4.9%	¥67.3	(0.9)%

	Year ended March 31 (Billions of Japanese Yen)
	2022	2023	% Change from previous year
Net inflow	¥ 2,066	¥ (760)		— %

The balance of assets under management includes the net balance (after deducting duplications) of assets under management (gross) of Nomura Asset Management Co., Ltd., Nomura Corporate Research and Asset Management Inc. and Wealth Square., Ltd., as well as third-party investments in funds managed by Nomura SPARX Investment, Inc., Nomura Mezzanine Partners., Ltd., Nomura Capital Partners Co., Ltd. and Nomura Research & Advisory Co., Ltd. Net inflows are calculated by subtracting cash outflows from cash inflows. For these purposes, cash outflows do not include outflows from distributions.
During the fiscal year ended March 31, 2023, the balance of assets under management slightly decreased due to net outflows and market factors, etc. In the investment trust business, although ETFs experienced outflows of funds, the balance of publicly offered investment trusts increased, driven by inflows into Japanese equity funds, balanced funds, and defined contribution pension products. On the other hand, the investment advisory business had marked net outflows, due to a significant outflow of funds from Japanese pension institutions as well as from investors taking a risk averse stance in response to global monetary tightening.
Wholesale
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

	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Cost-to-income ratio	91%	89%	(2)%	96%	7%
Revenue/modified RWA	6.4%	7.0%	0.6%	6.5%	(0.5)%

Cost-to-income
ratio
The
cost-to-income
ratio for the Wholesale Division is calculated by dividing
non-interest
expenses for the division for a given reporting period by net revenue generated by the division for the same period, calculated consistently, in each case, with our segment presentation for the division. It is monitored at a divisional level to track operating margins for the business. The ratio increased during the year ended March 31, 2023 compared to the previous fiscal year as Wholesale costs rose faster than overall revenues. Cost growth was underpinned by yen depreciation and inflation while the revenue increase was driven by strength in Fixed Income and absence of losses related to the U.S. Prime Brokerage event in Equities. This revenue increase was partially offset by a decline in Investment Banking revenue in line with overall market slowdown. The ratio decreased during the year ended March 31, 2022 compared to the previous fiscal year primarily due to less impact from the U.S. Prime Brokerage Event on revenue and cost during the year. However, there was some effect on costs due to hiring in line with strategic initiatives and market-driven base salary adjustments.
Revenue to modified Risk Weighted Asset (RWA) ratio
The revenue to modified RWA ratio for the Wholesale division is calculated by dividing net revenue generated by our Wholesale Division for a given reporting period (in the case of net revenue for the Wholesale Division for periods shorter than a full fiscal year, on an annualized basis) by the average balance of modified RWA used by the Wholesale Division for the same period. The Revenue to modified RWA ratio is monitored to track our revenue earning capacity against risk resources deployed. Modified RWA is the total of (i) average daily risk-weighted assets as calculated and presented under Basel regulations as interpreted and implemented by the FSA and (ii) an adjustment equal to the regulatory adjustment to common equity tier1 (CET1) capital calculated and presented under Basel regulations as interpreted and implemented by the FSA divided by our internal minimum capital ratio target of 12.5%. (daily average for the accounting period), which we use to estimate the amount of deductions to RWA generated by the division. The revenue to modified RWA as we calculate and present it may differ from similarly titled measures presented by our competitors due to the approach and methodologies used for calculation. Our credit risk-weighted assets and operational risk equivalent assets are calculated by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk. The conversion of Wholesale RWA to modified RWA is based on adjustments reflecting our internal minimum capital ratio target. Moreover, the usefulness of this ratio may be limited in that the adjustment applied to RWA, which is intended to capture the appropriate amount of RWA to attribute to our businesses (as opposed to RWA as calculated for regulatory capital purposes), is an estimate incorporating our internal risk tolerance; however, this adjustment may not appropriately reflect the actual regulatory capital impact of the charged assets that are used by our business. Revenue to modified RWA decreased for the year ended March 31, 2023 compared to the previous fiscal year, with increase in RWA mainly from yen depreciation more than offsetting the impact of increase in overall revenues. The ratio increased for the year ended March 31, 2022 compared to the previous fiscal year primarily because of less impact from the U.S. Prime Brokerage Event on revenue as well as increased Investment Banking revenue.
Results of Operations
Overview
The following table provides selected consolidated statements of income information for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen, except percentages
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Non-interest revenues:
Commissions	¥376,897	¥332,344	(11.8)%	¥279,857	(15.8)%
Fees from investment banking	108,681	149,603	37.7	113,208	(24.3)
Asset management and portfolio service fees	230,047	269,985	17.4	271,684	0.6
Net gain on trading	310,040	368,799	19.0	563,269	52.7
Gain on private equity and debt investments	12,734	30,768	141.6	14,504	(52.9)
Gain (loss) on investments in equity securities	14,053	5,446	(61.2)	(1,426)	—
Other	208,317	152,832	(26.6)	130,940	(14.3)

Total Non-interest revenues	1,260,769	1,309,777	3.9	1,372,036	4.8
Net interest revenue	141,103	54,113	(61.7)	(36,459)	—

Net revenue	1,401,872	1,363,890	(2.7)	1,335,577	(2.1)
Non-interest expenses	1,171,201	1,137,267	(2.9)	1,186,103	4.3

Income before income taxes	230,671	226,623	(1.8)	149,474	(34.0)
Income tax expense	70,274	80,090	14.0	57,798	(27.8)

Net income	¥160,397	¥146,533	(8.6)%	¥91,676	(37.4)%
Less: Net income (loss) attributable to noncontrolling interests	7,281	3,537	(51.4)	(1,110)	—

Net income attributable to NHI shareholders	¥153,116	¥142,996	(6.6)%	¥92,786	(35.1)%

Return on equity	5.7%	5.1%		3.1%

Net revenue
decreased from the year ended March 31, 2022 to the year ended March 31, 2023. This decrease was primarily driven by
Commissions
from our Retail Division and
Net interest revenue
. The decrease in
Commissions
was primarily due to a decrease in commissions received from brokerage for equity and equity-related products and distribution of investment trusts.
Fees from investment banking
decreased during the year ended March 31, 2023 primarily due to a decrease in revenue from underwriting and sales commission.
Asset management and portfolio service fees
increased slightly but remained generally flat during the year ended March 31, 2023.
Net gain on trading
increased during the year ended March 31, 2023, primarily due to losses related to the U.S. Prime Brokerage Event disappeared.
Net gain on trading
also included total losses of ¥3.4 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spread.
Gain (loss) on investments in equity securities
decreased during the year ended March 31, 2023, primarily due to a result of market correction during the year ended March 31, 2023.
Gain (loss) on investments in equity securities
includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.
Other
decreased during the year ended March 31, 2023, primarily due to less gain from sale of affiliated companies.
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
Net interest revenue
fluctuates by the balance and structure of total assets and liabilities, which includes trading assets and financing and lending transactions, and term structure and volatility of interest rates.
Net interest revenue
is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view
Net interest revenue
and
Non-interest
revenues
in aggregate. For the year ended March 31, 2023, interest revenue, including a dividend from our investment in American Century Investments increased by 292%, and interest expense increased by 400% from the year ended March 31, 2022. As a result,
Net
interest revenue
for the year ended March 31, 2023 decreased from the year ended March 31, 2022. For the year ended March 31, 2022, interest revenue, including a dividend from our investment in American Century Investments decreased by 20%, and interest expense increased by 7% from the year ended March 31, 2021. As a result,
Net interest revenue
for the year ended March 31, 2022 decreased from the year ended March 31, 2021.
Non-interest
expenses
for the year ended March 31, 2023 increased from the year ended March 31, 2022, primarily due to increase in
Compensation and benefits
even though the credit losses related to the U.S. Prime Brokerage Event disappeared compared to previous fiscal year.

Non-interest
expenses
for the year ended March 31, 2022 decreased from the year ended March 31, 2021, primarily due to the credit losses related to the U.S. Prime Brokerage Event subsiding compared to previous fiscal year and the absence of an impairment loss of ¥47.7 billion on our equity method investments in Nomura Real Estate Holdings.
We are subject to various taxes in Japan and with effect from April 1, 2022 we have applied the Group Tax Sharing system. The Group Tax Sharing system is only available for a national tax. Our domestic effective statutory tax rate was approximately 31% for the fiscal year ended March 31, 2021, 2022 and 2023, respectively. Our foreign subsidiaries are subject to the income taxes of the jurisdictions in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each jurisdiction.
Income tax expense
for the year ended March 31, 2023, represented an effective tax rate of 38.7%. The significant factors causing the difference between the effective tax rate of 38.7% and the effective statutory tax rate of 31% was the changes in deferred tax valuation allowances which increased the effective tax rate by 11.3%, partially offset by the non-taxable
income which decreased the effective tax rate by 4.7%.
Income tax expense
for the year ended March 31, 2022, represented an effective tax rate of 35.3%. The significant factors causing the difference between the effective tax rate of 35.3% and the effective statutory tax rate of 31% was the changes in deferred tax valuation allowances which increased the effective tax rate by 18.0%, partially offset by the effect of changes in foreign tax laws which decreased the effective tax rate by 14.4%.
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
Results by Business Segment
We established our Investment Management Division to replace our former Asset Management Division and the Merchant Banking Division on April 1, 2021. Accordingly, our operating management and management reporting are prepared based on our Retail, Investment Management and Wholesale Divisions. We have disclosed business segment information in accordance with this structure.
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
” of this annual report and Note 20 “
Segment and geographic information
” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 20 “
Segment and geographic information
” in our consolidated financial statements included in this annual report.

Retail
Operating Results of Retail

	Millions of yen
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Non-interest revenue	¥366,271	¥324,642	(11.4)%	¥297,496	(8.4)%
Net interest revenue	2,538	3,343	31.7	2,695	(19.4)

Net revenue	368,809	327,985	(11.1)	300,191	(8.5)
Non-interest expenses	276,480	268,745	(2.8)	266,695	(0.8)

Income before income taxes	¥92,329	¥59,240	(35.8)%	¥33,496	(43.5)%

Net revenue
decreased from the year ended March 31, 2022 to the year ended March 31, 2023 primarily due to a decrease in commissions earned from brokerage commissions and the distribution of investment trusts.
Net revenue
decreased from the year ended March 31, 2021 to the year ended March 31, 2022 primarily due to a decrease in commissions earned from brokerage commissions and the distribution of investment trusts.
Non-interest
expenses
decreased from the year ended March 31, 2022 to the year ended March 31, 2023 primarily due to a decrease in bonus expense driven by a decrease in revenue.
Non-interest
expenses
decreased from the year ended March 31, 2021 to the year ended March 31, 2022 primarily due to a decrease in bonus expense driven by a decrease in revenue.
The following table shows the breakdown of Retail
non-interest
revenues for the year ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Commissions	¥187,678	¥138,525	(26.2)%	¥112,455	(18.8)%
Brokerage commissions	92,589	67,419	(27.2)	50,901	(24.5)
Commissions for distribution of investment trusts	68,352	43,537	(36.3)	30,183	(30.7)
Other commissions	26,737	27,569	3.1	31,371	13.8
Net gain on trading	58,357	43,981	(24.6)	44,171	0.4
Fees from investment banking	20,354	19,003	(6.6)	16,184	(14.8)
Asset management fees	88,996	109,300	22.8	108,085	(1.1)
Others	10,886	13,833	27.1	16,601	20.0

Non-interest revenues	¥366,271	¥324,642	(11.4)%	¥297,496	(8.4)%

Commissions
decreased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to decrease in brokerage commissions received from equity and equity-related products and in commissions for distribution of investment trusts.
Net gain on trading
slightly increased from the year ended March 31, 2022 to the year ended March 31, 2023, but remained mainly unchanged.
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

Retail Client Assets
The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2022 and 2023. Retail client assets consist of clients’ assets under management and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2022
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥82.3	¥19.5	¥(19.8)	¥(4.5)	¥77.5
Debt securities	18.1	15.5	(13.3)	(2.6)	17.7
Equity investment trusts	10.2	2.4	(2.1)	0.3	10.8
Debt investment trusts	8.0	0.3	(0.6)	(0.2)	7.5
Overseas mutual funds	1.1	0.2	0.0	0.0	1.3
Others	6.9	1.1	(0.5)	(0.2)	7.3

Total	¥126.6	¥39.0	¥(36.3)	¥(7.2)	¥122.1

	Trillions of yen
	Year ended March 31, 2023
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥77.5	¥21.4	¥(18.6)	¥(2.3)	¥78.0
Debt securities	17.7	15.5	(22.9)	8.2	18.5
Equity investment trusts	10.8	2.8	(2.6)	(0.8)	10.2
Debt investment trusts	7.5	0.1	(0.7)	(0.1)	6.8
Overseas mutual funds	1.3	0.1	(0.1)	(0.1)	1.2
Others	7.3	1.0	(0.5)	(0.3)	7.5

Total	¥122.1	¥40.9	¥(45.4)	¥4.6	¥122.2

Retail client assets increased from March 31, 2022 to March 31, 2023. The balances of our clients’ equity and equity-related products increased ¥0.5 trillion from March 31, 2022 to ¥78.0 trillion as of March 31, 2023, mainly due to increase of inflows during the year. The balances of our clients’ investment trusts decreased by ¥1.4 trillion from ¥19.6 trillion as of March 31, 2022 to ¥18.2 trillion as of March 31, 2023.
Retail client assets decreased from March 31, 2021 to March 31, 2022. The balances of our clients’ equity and equity-related products decreased from March 31, 2021 to ¥77.5 trillion as of March 31, 2022, mainly due to market depreciation during the year. The balances of our clients’ investment trusts increased by ¥0.3 trillion from ¥19.3 trillion as of March 31, 2021 to ¥19.6 trillion as of March 31, 2022.

Investment Management
Operating Results of Investment Management

	Millions of yen
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Non-interest revenue	¥153,523	¥129,848	(15.4)%	¥120,096	(7.5)%
Net interest revenue	9,627	18,145	88.5	8,463	(53.4)

Net revenue	163,150	147,993	(9.3)	128,559	(13.1)
Non-interest expenses	72,142	76,478	6.0	85,064	11.2

Income before income taxes	¥91,008	¥71,515	(21.4)%	¥43,495	(39.2)%

Net revenue
decreased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to decrease in unrealized gains recognized in respect of our investment in American Century Investments.
Net revenue
decreased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to decrease in unrealized gains recognized in respect of our investment in American Century Investments.
Non-interest
expenses
increased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to increases in non-personnel
expenses driven by change in foreign exchange rates and inflation.
Non-interest
expenses
increased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to an increases in personnel expenses driven by an increase in business revenue.
The breakdown of net revenue for Investment Management is as follows.

	Millions of yen
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Business revenue (1)	¥111,946	¥119,920	7.1%	¥120,664	0.6%
Investment gain/ loss (2)	51,204	28,073	(45.2)	7,895	(71.9)

Net revenue	¥163,150	¥147,993	(9.3)%	¥128,559	(13.1)%
Note: Prior period amounts have been reclassified to conform to the current year presentation.

(1)
Consists of division revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing-related businesses and management fee revenues generated from our private equity and other investment businesses

(2)
Consists of division revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

The following table presents assets under management of each principal Nomura entity within our Investment Management Division as of March 31, 2022 and 2023.

	Billions of yen
	Year ended March 31, 2022
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥66,158	¥26,883	¥(25,549)	¥2,100	¥69,592
Nomura Corporate Research and Asset Management Inc. etc	3,300	944	(690)	313	3,867

Combined total	69,458	27,827	(26,239)	2,413	73,459
Shared across group companies	(4,792)	(1,462)	1,163	(455)	(5,546)

Total	¥64,666	¥26,365	¥(25,076)	¥1,958	¥67,913

	Billions of yen
	Year ended March 31, 2023
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥69,592	¥23,168	¥(24,762)	¥1,094	¥69,092
Nomura Corporate Research and Asset Management Inc. etc	3,867	1,040	(1,074)	35	3,868

Combined total	73,459	24,208	(25,836)	1,129	72,960
Shared across group companies	(5,546)	(1,409)	1,382	(115)	(5,688)

Total	¥67,913	¥22,799	¥(24,454)	¥1,014	¥67,272

Asset under management was largely unchanged the year ended March 31, 2022 to the year ended March 31, 2023.
The following table presents NAM’s market share, in terms of net asset value, of the Japanese publicly offered investment trusts market as of March 31, 2021, 2022 and 2023.

	March 31
	2021	2022	2023
Total of publicly offered investment trusts	28%	27%	27%
Equity investment trusts	26%	25%	25%
Debt investment trusts	44%	44%	44%
(Source) Nomura’s own calculation based on data published by the Investment Trusts Association, Japan.
Investment trust assets included in assets under management by NAM were ¥48.0 trillion as of March 31, 2023 and were largely unchanged the year ended March 31, 2022 to the year ended March 31, 2023.
Investment trust assets included in assets under management by NAM were ¥47.9 trillion as of March 31, 2022, a ¥1.3 trillion, 3% increased from March 31, 2021. This increase was due to net inflows of ¥1.0 trillion and market appreciation of ¥0.3 trillion. The balances of certain investment trusts, including TOPIX Exchange Traded Fund increased.

Wholesale
Operating Results of Wholesale
The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses. Our Global Markets business comprises our Fixed Income and Equities businesses.

	Millions of yen
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Non-interest revenue	¥524,019	¥617,227	17.8%	¥809,681	31.2%
Net interest revenue	167,337	85,828	(48.7)	(37,301)	—

Net revenue	691,356	703,055	1.7	772,380	9.9
Non-interest expenses	627,051	628,563	0.2	743,011	18.2

Income before income taxes	¥64,305	¥74,492	15.8%	¥29,369	(60.6)%

Net revenue
increased from the year ended March 31, 2022 to the year ended March 31, 2023. Fixed Income revenues in Global Markets increased due to a strong performance in macro products. Equities revenues in Global Markets increased primarily due to disappearance of the losses related to the U.S. Prime Brokerage Event recognized during the previous year. Investment Banking revenues decreased primarily due to decreases in commissions from underwriting and sales during the year ended March 31, 2023.
Net revenue
increased from the year ended March 31, 2021 to the year ended March 31, 2022. Fixed Income revenues in Global Markets decreased due to a slowdown of strong performance in macro products in the year ended March 31, 2021. Equities revenues in Global Markets decreased primarily due to losses related to the U.S. Prime Brokerage Event. Investment Banking revenues increased primarily due to increases in advisory business deals during the year ended March 31, 2022.
Non-interest
expenses
increased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to the impact of a weaker yen on the translation of non-yen
denominated oversea expenses and an increase in compensation expenses compared to previous year.
Non-interest
expenses
slightly increased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to increases in yen-denominated
expenses at overseas driven by the weaker yen, partially offset with credit losses related to the U.S. Prime Brokerage Event subsiding compared to the year ended March 31, 2021.
The following table presents a breakdown of net revenue for Wholesale for the year ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Wholesale net revenue:
Global Markets net revenue	¥575,533	¥556,417	(3.3)%	¥656,298	18.0%
Investment Banking net revenue	115,823	146,638	26.6	116,082	(20.8)

Net revenue	¥691,356	¥703,055	1.7%	¥772,380	9.9%

Global Markets
We have a proven track record in sales and trading of debt securities, equity securities, and foreign exchange, as well as derivative products referencing these financial instruments to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we continue to enhance our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors, but also to our Retail and Investment Management Divisions. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-adding solutions for our clients. These ties enable us to identify the types of product of interest for investors and develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets, as well as wealthy investors, public-sector agencies, and regional financial institutions in Japan, and government agencies, financial institutions, and corporations around the world.
Net
reve
nue
increased from the year ended March 31, 2022 to the year ended March 31, 2023. In our Fixed Income businesses,
Net revenue
increased from ¥326,918 million for the year ended March 31, 2022 to ¥402,435 million for the year ended March 31, 2023 primarily due to a strong performance in macro products compared to the previous fiscal year. In our Equities business,
Net revenue
increased from ¥229,499 million for the year ended March 31, 2022 to ¥253,863 million for the year ended March 31, 2023, primarily due to disappearance of the losses related to the U.S. Prime Brokerage Event compared to the previous fiscal year.
Net
reve
nue
decreased from the year ended March 31, 2021 to the year ended March 31, 2022. In our Fixed Income businesses,
Net revenue
decreased from ¥441,893 million for the year ended March 31, 2021 to ¥326,918 million for the year ended March 31, 2022 primarily due to a slowdown from last year’s strong performance in macro products. In our Equities business,
Net revenue
increased from ¥133,640 million for the year ended March 31, 2021 to ¥229,499 million for the year ended March 31, 2022, primarily due to losses related to the U.S. Prime Brokerage Event subsiding compared to the year ended March 31, 2021.
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
Net revenue
decreased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to decreases in underwriting and sales commission during the year.
Net revenue
increased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to increases in advisory business during the year.
Other Operating Results
Other operating results include net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 20 “
Segment and geographic information
” in our consolidated financial statements included within this annual report.
Income (loss) before income taxes
in Other operating results were ¥(28,516) million for the year ended March 31, 2021, ¥15,753 million for the year ended March 31, 2022 and ¥73,385 million for the year ended March 31, 2023, primarily due to recognizing income of approximately ¥28.0 billion from the sale of a part of its shares held in Nomura Research Institute, Ltd. and disappearance of loss of approximately ¥62.0 billion related to legacy transactions in the U.S. from before the global financial crisis (2007 – 2008) that was recognized including legal expenses as well as certain transactions intended to mitigate future losses in previous year.

Other operating results for the year ended March 31, 2023 include the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥5,385 million and gains from changes in counterparty credit spreads of ¥4,671 million.
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
Summary of Regional Contribution
For a summary of our
net revenue, income (loss) before income taxes
and long-lived assets by geographic region, see Note 20 “
Segment and geographic information
” in our consolidated financial statements included in this annual report.
Selected Financial Data
The following table presents selected financial information as of and for the years ended March 31, 2019, 2020, 2021, 2022 and 2023 which is derived from our consolidated financial statements.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2019	2020	2021	2022	2023
Statement of income data:
Revenue	¥1,835,118	¥1,952,482	¥1,617,235	¥1,593,999	¥2,486,726
Interest expense	718,348	664,653	215,363	230,109	1,151,149

Net revenue	1,116,770	1,287,829	1,401,872	1,363,890	1,335,577
Non-interest expenses	1,154,471	1,039,568	1,171,201	1,137,267	1,186,103

Income (loss) before income taxes	(37,701)	248,261	230,671	226,623	149,474
Income tax expense	57,010	28,894	70,274	80,090	57,798

Net income (loss)	¥(94,711)	¥219,367	¥160,397	¥146,533	¥91,676
Less: Net income (loss) attributable to noncontrolling interests	5,731	2,369	7,281	3,537	(1,110)

Net income (loss) attributable to NHI shareholders	¥(100,442)	¥216,998	¥153,116	¥142,996	¥92,786

Balance sheet data (period end):
Total assets	¥40,969,439	¥43,999,815	¥42,516,480	¥43,412,156	¥47,771,802
Total NHI shareholders’ equity	2,631,061	2,653,467	2,694,938	2,914,605	3,148,567
Total equity	2,680,793	2,731,264	2,756,451	2,972,803	3,224,142
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income (loss) attributable to NHI shareholders—basic	¥(29.90)	¥67.76	¥50.11	¥46.68	¥30.86
Net income (loss) attributable to NHI shareholders—diluted	(29.92)	66.20	48.63	45.23	29.74
Total NHI shareholders’ equity (1)	794.69	873.26	879.79	965.80	1,048.24
Cash dividends (1)	6.00	20.00	35.00	22.00	17.00
Cash dividends in USD (2)	$0.05	$0.19	$0.32	$0.18	$0.13
Weighted average number of shares outstanding (in thousands) (3)	3,359,565	3,202,370	3,055,526	3,063,524	3,006,744
Return on equity (4) :	(3.7%)	8.2%	5.7%	5.1%	3.1%

(1)	Calculated using the number of shares outstanding at year end.
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
Regulatory Capital Requirements
Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate. For further discussion on statutory capital requirements, see Note 17 “
Regulatory requirements
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
The following table sets forth our exposure to leveraged finance with unfunded commitments, presenting funded and unfunded portions by geographic location of the target company as of March 31, 2023.

	Millions of yen
	March 31, 2023
	Funded	Unfunded	Total
Europe	¥14,654	¥58,606	¥73,260
Americas	24,684	187,334	212,018
Asia and Oceania	6,230	3,718	9,948

Total	¥45,568	¥249,658	¥295,226

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
Other assets
—Other and Other liabilities
, respectively, in the consolidated balance sheets as of March 31, 2023.

Millions of yen
March 31, 2023
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥38,596
Investments in subsidiaries and affiliates	7,458
Valuation of financial instruments	123,841
Accrued pension and severance costs	17,308
Other accrued expenses and provisions	74,043
Operating losses	414,084
Lease liabilities	48,329
Other	19,645

Gross deferred tax assets	743,304
Less—Valuation allowances	(515,068)

Total deferred tax assets	228,236

Deferred tax liabilities
Investments in subsidiaries and affiliates	100,335
Valuation of financial instruments	118,314
Undistributed earnings of foreign subsidiaries	2,936
Valuation of fixed assets	22,540
Right-of-use assets	47,775
Other	7,524

Total deferred tax liabilities	299,424

Net deferred tax assets (liabilities)	¥(71,188)

Calculation method of deferred tax assets
In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

B. Liquidity and Capital Resources.
Funding and Liquidity Management
Overview
We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and
30-day
periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio and the net stable funding ratio issued by the FSA.
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
To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2023, our liquidity portfolio was ¥7,654.3 billion which sufficiently met liquidity requirements under the stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2022 and 2023 and averages maintained for the years ended March 31, 2022 and 2023. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2022	March 31, 2022	Average for year ended March 31, 2023	March 31, 2023
Cash, cash equivalents and time deposits (1)	¥3,151.6	¥2,997.5	¥3,155.5	¥3,229.3
Government debt securities	3,629.8	3,674.2	4,073.8	3,984.0
Others (2)	298.3	402.5	416.9	441.0

Total liquidity portfolio	¥7,079.7	¥7,074.2	¥7,646.2	¥7,654.3

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.
The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2022 and 2023 and averages maintained for the years ended March 31, 2022 and 2023. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2022	March 31, 2022	Average for year ended March 31, 2023	March 31, 2023
Japanese Yen	¥1,913.7	¥1,409.8	¥1,613.6	¥1,852.0
U.S. Dollar	3,567.3	3,924.1	4,326.0	3,953.3
Euro	792.3	868.5	869.3	964.5
British Pound	578.3	597.5	505.7	522.4
Others (1)	228.1	274.3	331.6	362.1

Total liquidity portfolio	¥7,079.7	¥7,074.2	¥7,646.2	¥7,654.3

(1)	Includes other currencies such as the Australian Dollar, the Canadian Dollar and the Swiss Franc.
We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 17 “
Regulatory requirements
” in our consolidated financial statements included within this annual report.
The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2022 and 2023.

	Billions of yen
	March 31, 2022	March 31, 2023
NHI and NSC (1)	¥1,395.4	¥1,806.4
Major broker-dealer subsidiaries	3,118.5	3,012.6
Bank subsidiaries (2)	1,008.5	1,178.6
Other affiliates	1,551.8	1,656.7

Total liquidity portfolio	¥7,074.2	¥7,654.3

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
2.    Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.
In addition to our liquidity portfolio, we had ¥2,842.5 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2023 was ¥10,496.8 billion, which represented 307.7% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2022	March 31, 2023
Net liquidity value of other unencumbered assets	¥2,665.7	¥2,842.5
Liquidity portfolio	7,074.2	7,654.3

Total	¥9,739.9	¥10,496.8

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
We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese
Yen denominated long-term debt increased to 55.9% of total long-term debt outstanding as of March 31, 2023 from 51.4% as of March 31, 2022.
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

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2022 and 2023.

	Billions of yen
	March 31, 2022	March 31, 2023
Short-term bank borrowings	¥148.0	¥203.3
Other loans	228.1	256.8
Commercial paper	131.9	300.0
Deposits at banking entities	1,520.7	1,705.0
Certificates of deposit	127.8	224.2
Debt securities maturing within one year	775.6	721.9

Total short-term unsecured debt	¥2,932.1	¥3,411.2

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
The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2022 and 2023.

	Billions of yen
	March 31, 2022	March 31, 2023
Long-term deposits at banking entities	¥112.3	¥208.8
Long-term bank borrowings	2,820.5	3,004.9
Other loans	219.5	265.5
Debt securities (1)	4,745.8	5,291.5

Total long-term unsecured debt	¥7,898.1	¥8,770.7

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
”

3.3    Maturity Profile
We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 3.9 years as of March 31, 2023. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.
On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 8.3 years as of March 31, 2023. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 6.2 years as of March 31, 2023.

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
As of March 31, 2023, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.
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
In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in
minimum standards. Average of Nomura’s LCRs for the three months ended March 31, 2023 was 203.8%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the revision of the liquidity regulatory notice was published by Financial Services Agency (on March 31, 2021) and it has been implemented from the end of September 2021. Nomura’s NSFR as of March 31, 2023 was compliant with the regulatory requirements.
Cash Flows
Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 2022, we recorded net cash outflows from operating activities and investing activities and net cash inflow from financing activities. For the year ended March 2023, we recorded net cash outflows from operating activities and net cash inflow from investing activities and financing activities as discussed in the comparative analysis below.
The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2022 and 2023.

	Billions of yen
	Year Ended March 31
	2022	2023
Net cash provided by (used in) operating activities	¥(1,368.7)	¥(974.8)
Net income	146.5	91.7
Trading assets and private equity and debt investments	1,254.3	(1,576.5)
Trading liabilities	(284.7)	467.3
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,220.5)	(590.4)
Securities borrowed, net of securities loaned	595.1	834.4
Other, net	(859.4)	(201.3)
Cash flows from investing activities:	(45.3)	38.9
Cash flows from financing activities:	1,070.7	1,291.7
Long-term borrowings, net	1,225.0	1,107.2
Decrease in short-term borrowings, net	(475.5)	(81.9)
Increase in deposits received at banks, net	448.1	326.3
Other, net	(126.9)	(59.9)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	149.7	148.6

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(193.6)	504.4
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,510.0	3,316.4

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥3,316.4	¥3,820.9

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.
For the year ended March 31, 2023, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥504.4 billion to ¥3,820.9 billion. Net cash of ¥1,291.7 billion was provided by financing activities due to net cash inflows of ¥1,107.2 billion from
Long-term borrowings
. As part of trading activities, while there were net cash outflows of ¥1,109.2 billion mainly due to an increase in
Trading assets and private equity and debt investments,
they were offset by net cash inflows of ¥244.0 billion from repo transactions and securities borrowed and loaned transactions such as
Securities purchased under agreements to resell, Securities sold under agreements to repurchase
, and
Securities borrowed, net of Securities loaned.
As a result, net cash of ¥974.8 billion was used in operating activities.
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
Balance Sheet and Financial Leverage
Total assets as of March 31, 2023, were ¥47,771.8 billion, an increase of ¥4,359.6 billion compared with ¥43,412.2 billion as of March 31, 2022, reflecting primarily an increase in
Trading assets.
Total liabilities as of March 31, 2023, were ¥44,547.7 billion, an increase of ¥4,108.3 billion compared with ¥40,439.4 billion as of March 31, 2022, reflecting primarily an increase in
Securities sold under agreements to repurchase
. NHI shareholders’ equity as of March 31, 2023 was ¥3,148.6 billion, an increase of ¥234.0 billion compared with ¥2,914.6 billion as of March 31, 2022, primarily due to an increase in
Accumulated other comprehensive income.
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
The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2022 and 2023.

	Billions of yen, except ratios
	March 31
	2022	2023
NHI shareholders’ equity	¥2,914.6	¥3,148.6
Total assets	43,412.2	47,771.8
Adjusted assets (1)	26,535.8	29,654.3
Leverage ratio (2)	14.9 x	15.2 x
Adjusted leverage ratio (3)	9.1 x	9.4 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed . Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31
	2022	2023
Total assets	¥43,412.2	¥47,771.8
Less:
Securities purchased under agreements to resell	11,879.3	13,834.5
Securities borrowed	4,997.1	4,283.0

Adjusted assets	¥26,535.8	¥29,654.3

Total assets increased by 10.0% reflecting primarily an increase in
Securities purchased under agreements to resell.
Total NHI shareholders’ equity increased by 8.0% reflecting primarily an increase in
Accumulated other comprehensive income
. As a result, our leverage ratios were 14.9 times as of March 31, 2022 and 15.2 times as of March 31, 2023.
Adjusted assets increased primarily due to an increase in
Cash and cash equivalents
. As a result, our adjusted leverage ratios were 9.1 times as of March 31, 2022 and 9.4 times as of March 31, 2023.
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
Starting from FY2023/24, we will strive to pay dividends using a consolidated payout ratio of at least 40 percent of each semi-annual consolidated earnings as a key indicator.
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
Dividends for the Fiscal Year
Based on our Capital Management Policy described above, we paid a dividend of ¥5 per share to shareholders of record as of September 30, 2022 and have decided to pay a dividend of ¥12 per share to shareholders of record as of March 31, 2023. As a result, the total annual dividend will be ¥17 per share.
The following table presented the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2018	¥—	¥9.00	¥—	¥11.00	¥20.00
2019	—	3.00	—	3.00	6.00
2020	—	15.00	—	5.00	20.00
2021	—	20.00	—	15.00	35.00
2022	—	8.00	—	14.00	22.00
2023	—	5.00	—	12.00	17.00

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
In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2023, our common equity Tier 1 capital ratio is 16.32%, Tier 1 capital ratio is 18.49% and consolidated capital adequacy ratio is 18.49% and we are in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2023 is 7.62% for the common equity Tier 1 capital ratio, 9.12% for the Tier 1 capital ratio and 11.12% for the consolidated capital adequacy ratio).
In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalisation Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57
-17
of the Financial Instruments and Exchange Act” (the ”TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of March 31, 2023, our external TLAC as a percentage of risk-weighted assets is 31.78% and we are in compliance with the requirement set out in the TLAC Notification.

The following table presents the Company’s consolidated capital adequacy ratios and External TLAC as a percentage of risk-weighted assets as of March 31, 2022 and March 31, 2023.

	Billions of yen, except ratios
	March 31
	2022	2023
Common equity Tier 1 capital	¥2,726.4	¥2,828.8
Tier 1 capital	3,103.0	3,203.7
Total capital	3,103.4	3,204.1
Risk-Weighted Assets
Credit risk-weighted assets	8,301.2	8,385.8
Market risk equivalent assets	4,899.0	6,270.6
Operational risk equivalent assets	2,629.7	2,667.5

Total risk-weighted assets	¥15,829.9	¥17,323.9

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	17.22%	16.32%
Tier 1 capital ratio	19.60%	18.49%
Consolidated capital adequacy ratio	19.60%	18.49%
Consolidated Leverage Ratio	5.98%	5.63%
External TLAC Ratios
Risk-weighted assets basis	30.72%	31.78%
Leverage ratio exposure measure basis	10.30%	10.63%
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
Consolidated Leverage Ratio Requirements
In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article
57-17
of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In coordination with the monetary policy of the Bank of Japan in response to the impact of the
COVID-19
pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio on June 2020 and March 2021. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020 to March 31, 2022. In March 2022, the FSA announced this measure will be extended to March 31, 2024. As of March 31, 2023, our consolidated leverage ratio is 5.63%.

In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of March 31, 2023, our external TLAC as a percentage of leverage ratio exposure measure is 10.63% and we are in compliance with the requirement set out in the TLAC Notification.
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
The TLAC standard has been designed so that failing
G-SIBs
will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. In response to the FSB’s publication of the TLAC standard, in April 2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese
G-SIBs
and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese
G-SIBs
but also to Japanese
D-SIBs
that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. In the revised policy, the Japanese
G-SIBs
and Nomura (“TLAC Covered SIBs”) would be subject to the TLAC requirements in Japan. On March 2019, the FSA published the notices and revised the guidelines of TLAC regulations. Although Nomura is not identified as a
G-SIB
as of the date of this annual report, the TLAC Covered SIBs, including Nomura, will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, Nomura will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from

March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024 (which 6.75% will be increased, pursuant to recent amendment to the TLAC regulations in Japan, to 7.1% from April 1,2024).
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
There were no significant rating actions during the fiscal year ending March 2023.
As of May 22, 2023, the credit ratings of the Company and NSC were as follows.

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
Note 8 “
Leases
” in our consolidated financial statements contains further detail on our operating leases and finance leases. Note 10 “
Borrowings
” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 19 “
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
The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2023.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥1,544,159	¥1,517,287	¥15,903	¥10,258	¥711
Long-term borrowings (1)	9,985,597	619,672	3,605,633	1,614,747	4,145,545
Contractual interest payments (2)	1,623,599	238,543	379,912	245,268	759,876
Operating lease commitments (3)	203,898	44,455	64,222	42,474	52,747
Purchase obligations (4)	99,134	21,501	10,886	64,806	1,941
Commitments to extend credit (5)	2,634,229	1,823,017	289,991	338,978	182,243
Commitments to invest	21,994	195	1,292	5,003	15,504

Total	¥16,112,610	¥4,264,670	¥4,367,839	¥2,321,534	¥5,158,567

(1)
The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2023.
(3)	The amounts of operating lease commitments are undiscounted future minimum lease payments. The amounts of finance lease contracts were immaterial.
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
In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,143 billion for reverse repurchase agreements and ¥2,146 billion for repurchase agreements as of March 31, 2023.
C. Research and Development, Patents and Licenses, etc.
Not applicable.

D. Trend Information.
The information required by this item is set forth in Item 5.A of this annual report.
E. Critical Accounting Policies and Estimates
Critical accounting policies are the accounting policies which have the most significant impact on the preparation of our consolidated financial statements included within this annual report and which require the most difficult, subjective and complex judgments by our management to develop estimates used in the application of these policies. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of information available at the time. Actual results in future reporting periods may differ from these estimates, which could have a material impact on our consolidated financial statements.
The following table summarizes the critical accounting policies which have the most significant impact on our consolidated financial statements for the year ended March 31, 2023. For each such critical accounting policy, the table also identifies the critical accounting estimates inherent within application of those policies, the nature of the estimates, the underlying assumptions and judgments made by our management during the year to derive those estimates and the financial impact had we applied different estimates or assumptions during the year. See Note 1
“Summary of Accounting Policies”
in our consolidated financial statements included in this annual report for more information on the critical accounting policies we apply in these areas and the relevant footnote disclosures referred to in the table for more information around how these critical accounting policies and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during year ended March 31, 2023
Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments
A significant portion of our financial instruments are carried at fair value. The fair values of these financial instruments may not only be measured at quoted prices but also impacted by other factors, including selection of valuation techniques/ models and other assumptions that require judgment.

This may affect the amount and timing of unrealized gains or losses recognized in the consolidated statements of income for a particular financial instrument.

Selection of appropriate valuation techniques

•  For financial instruments measured at fair values where quoted prices are available in active markets, we typically use quoted prices as level 1 inputs for determining the fair values of these financial instruments.

•  For financial instruments where such quoted prices are not available, fair values of these

See Note 2
“Fair value measurements”
for further information around our valuation methodologies and our policy for classification of financial instruments within the fair value hierarchy.

Level 3 financial assets (net of derivative liabilities) during the year increased from ¥792 billion as of March 2022 to ¥868 billion as of March 2023. Total level 3 financial assets to total financial assets carried at fair value on a recurring basis ratio was 5 % as of March 31, 2023 (6% as of March 31, 2022.)

See Note 2
“Fair Value measurement”
for further quantitative and qualitative information regarding level 3 inputs, including the sensitivity of fair values of the underlying financial instruments to changes in level 3 inputs.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during year ended March 31, 2023 financial instruments are measured using level 2 or level 3 inputs. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the estimated fair values measured could vary depending on which models and assumptions are used. When selecting valuation techniques, various factors such as the particular circumstances and markets where these financial instruments are traded, the availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered.

Significance of level 3 inputs

•  Fair values are more judgmental when we use level 3 inputs, which are based on significant non-market
based unobservable inputs.

•  For these instruments, fair value is determined based on management’s judgment about the assumption that market participant would use in pricing the instruments, including perception of liquidity, economic environment and the risks affecting the specific instruments.

Litigation provisions Note 19 “Commitments, contingencies and guarantees”	Determination of whether a loss is probable and measurement of provisions and reasonably possible loss
In the normal course of business, we may be involved in investigations, lawsuits and other legal proceedings (“legal matters”) and, as a result, may suffer losses from any fines, penalties or settlements we choose to make to resolve the matters. The losses could be significant to our consolidated results of operations. Various judgments and assumptions are required by management around the likelihood of loss in respect of a

See Note 19
“Commitments, contingencies and guarantees”
for details of the various legal matters we are currently involved with, including those where legal provisions have been recognized or where a loss is considered reasonably possible.

If we concluded as of June 28, 2023 that for those legal matters where an estimate of reasonably possible loss can be made, where the risk of loss

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during year ended March 31, 2023 legal matter and the eventual amount of such loss.

Determination if a loss is probable

•  Recognition of legal provisions are only required if a loss is probable and can be reasonably estimated.

•  Significant judgment required in deciding the likelihood of whether a loss from a legal matter is probable, reasonably possible or remote.

•  Such judgment usually involves consideration of external legal counsel opinion, our own historical experiences in court and similar matters, progress of regulatory investigation or litigation proceedings, and the appetite of management or the counterparty to settle the matter.

•  If a loss is only considered to be reasonably possible or remote, no legal provision is required.

Measurement of a probable or reasonably possible loss

•  Once a loss in respect of a legal matter has been determined as being probable of occurring, a legal provision is recognized when the amount of such loss or a range of loss can be reasonably estimated.

•  Where a loss is reasonably possible rather than probable of occurring, and such loss or range of reasonably possible loss can be reasonably estimated, the reasonably possible maximum loss in excess of any amounts recognized as a legal provision is disclosed.

•  All of the above determination is often inherently difficult, especially for legal claims or was considered probable rather than just reasonably possible, we would recognize additional legal provisions through earnings of approximately ¥51 billion.

However, this estimate does not include the impact of probable losses where we cannot reasonably estimate such losses.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during year ended March 31, 2023 regulatory investigations that are indeterminate or still at an early stage.

•  In exceptional circumstances, where we believe a loss is probable or reasonably possible, but we are unable to reasonably estimate the amount of such loss, due to inherent complexities or other reasons surrounding the legal matter, we are unable to recognize a legal provision or disclose the relevant amount of reasonably possible loss and disclose this fact.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management.
Directors
The following table presents information about our Directors as of June 28, 2023.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	Director Chairman of the Board Directors Member of the Nomination Committee Member of the Compensation Committee Director and Chairman of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Executive Officer of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Officer (Executive Managing Director) of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2020	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	Director, Representative Executive Officer, President and Group CEO Representative Director and President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Officer and Group Co-COO of the Company Director, Executive Officer and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer, Deputy President and Group Co-COO of the Company
		Apr. 2020	Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2020	Director, Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2021	Director, Representative Executive Officer, President & Group CEO of the Company (Current) Representative Director and President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Yutaka Nakajima (Aug. 2, 1965)	Director, Representative Executive Officer and Deputy President Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1988	Joined the Company
		Apr. 2011	Senior Managing Director of Nomura Securities Co., Ltd.
		May. 2015	Senior Managing Director of the Company
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2021	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2023	Representative Executive Officer and Deputy President of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2023	Director, Representative Executive Officer and Deputy President of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
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

Kazuhiko Ishimura (Sep. 18, 1954)
Outside Director
Chairman of the Nomination Committee
Chairman of the Compensation Committee
President and CEO of the National Institute of Advanced Industrial Science and Technology
Outside Director of Ricoh Company, Ltd.
		Apr. 1979	Joined Asahi Glass Co., Ltd. (currently, AGC Inc.) (“AGC”)
		Jan. 2006	Executive Officer and GM of Kansai Plant of AGC
		Jan. 2007	Senior Executive Officer and GM of Electronics & Energy General Division of AGC
		Mar. 2008	Representative Director and President & COO of AGC
		Jan. 2010	Representative Director and President & CEO of AGC
		Jan. 2015	Representative Director & Chairman of AGC
		Jan. 2018	Director & Chairman of AGC
		Jun. 2018	Outside Director of the Company (Current)
		Mar. 2020	Director of AGC
		Apr. 2020	President of the National Institute of Advanced Industrial Science and Technology
		Apr. 2021	President and CEO of the National Institute of Advanced Industrial Science and Technology (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
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
Non-Executive
Director of Grand Harbour Marina PLC
Chair of Council, University College London
Co-Chair,
International Business Council of the World Economic Forum
Independent Director of Airbus SE
		Dec. 1982	Solicitor of the Supreme Court, Hong Kong
		Jan. 1988	Chairman and Chief Executive Officer of First Eastern Investment Group (Current)
		Oct. 1988	Director and Council Member of the Hong Kong Stock Exchange
		Jun. 1992	Advisory Committee Member of the Securities and Futures Commission, Hong Kong
		Aug. 2003	Foundation Board Member of the World Economic Forum
		Apr. 2018	Independent Director of Airbus SE (Current)
		Jun. 2021	Outside Director of the Company (Current)

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
Outside Director
Member of the Board Risk Committee
Senior Research Scholar*
Director of the MPA Program in Economic Policy Management*
Director of Central Banking and Financial Policy*
*Positions at Columbia University, School of International and Public Affairs
Independent Director of Nomura Holding America Inc.
		Jul. 1986	Assistant Professor, Economics Department, Columbia University
		Jan. 1991	Economist and Vice President of the Federal Reserve Bank of New York (FRBNY)
		Nov. 2006	Senior Vice President, FRBNY, Member of the FX Forum, Executive Meeting of East Asia and Pacific (EMEAP) Central Banks, Bank for International Settlements
		Jan. 2007	Board Member of the American Economic Association’s Committee on the Status of Women in the Economics Profession
		Jun. 2007	Member of the Markets Committee, Bank for International Settlements
		Jan 2009	Acting Systemic Open Market Account Manager for the Federal Open Market Committee (FOMC)
		Oct. 2013	Deputy Director of the Office of Financial Research (OFR), U.S. Treasury Department
		Oct. 2013	Member of the Deputies Committee of the Financial Stability Oversight Council (FSOC)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Jun. 2015	Senior Research Scholar and Director of Central Banking and Financial Policy at Columbia University’s School of International and Public Affairs (Current)
		Jun. 2021	Outside Director of the Company (Current)

Takahisa Takahara (Jul. 12, 1961)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Representative Director, President & CEO of Unicharm Corporation Outside Director of Sumitomo Corporation	Apr. 1991	Joined Unicharm Corporation
		Jun. 1995	Director of Unicharm Corporation
		Apr. 1996	Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation
		Jun. 1997	Senior Director of Unicharm Corporation
		Apr. 1998	Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation
		Oct. 2000	Senior Director, Responsible for Management Strategy of Unicharm Corporation
		Jun. 2001	Representative Director, President of Unicharm Corporation
		Jun. 2004	Representative Director, President & CEO of Unicharm Corporation (Current)
		Jun. 2021	Outside Director of the Company (Current)

Miyuki Ishiguro (Oct. 26, 1964)
Outside Director
Member of the Board Risk Committee
Partner of Nagashima Ohno & Tsunematsu
President-Elect of the Inter-Pacific Bar Association (IPBA)
Outside Audit & Supervisory Board Member, Lasertec Corporation
Outside Audit & Supervisory Board Member, Benesse Holdings, Inc.
		Apr. 1991	Registered as an Attorney-at-Law and Joined Tsunematsu Yanase & Sekine (currently Nagashima Ohno & Tsunematsu)
		Jan. 1999	Partner of Tsunematsu Yanase & Sekine
		Jan. 2000	Partner of Nagashima Ohno & Tsunematsu(Current)
		Oct. 2004	Visiting Professor, Columbia Law School
		May. 2015	Secretary General of the Inter-Pacific Bar Association (IPBA)
		Feb. 2016	Council Member of the Radio Regulatory Council (Ministry of Internal Affairs and Communications)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2016	Council Member of the Management Council of Hitotsubashi University
		Apr. 2018	Vice President of the Tokyo Bar Association
		Apr. 2019	Vice President of the Inter-Pacific Bar Association (IPBA)
		Mar. 2020	President-Elect of the Inter-Pacific Bar Association (IPBA) (Current)
		Jun. 2023	Outside Director of the Company (Current)

Masahiro Ishizuka (Apr. 21, 1960)	Outside Director Member of the Audit Committee	Oct. 1984	Joined Deloitte Haskins and Sells International (*)
		Apr. 1988	Registered as a Certified Public Accountant
		Jun. 1997	Partner of Tohmatsu & Co. (*)
		Jan. 1998	Deloitte & Touche LLP based in New York
		Oct. 2007	Head of Audit and Technology Dept. of Business Administrative Division, of Tohmatsu & Co. (*)
		Oct. 2010	Head of Office of Manual, of Quality Administrative Division, of Deloitte Touche Tohmatsu LLC
		Oct. 2010	Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants
		Nov. 2015	The Board Member of Deloitte Tohmatsu LLC
		Jun. 2017	Executive Officer, General Manager of the Reputation Quality Risk Management Division of Deloitte Tohmatsu LLC and Deloitte Touche Tohmatsu LLC
		Jun. 2022	Ethics Officer of Deloitte Tohmatsu Group
		Jun. 2023	Outside Director of the Company (Current)
*Each of the corporations is currently Deloitte Touche Tohmatsu LLC
Among the Directors listed above Noriaki Shimazaki, Kazuhiko Ishimura, Laura Simone Unger, Victor Chu, J.Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro and Masahiro Ishizuka satisfy the requirements for an “Outside Director” under the Companies Act.

Executive Officers
The following table presents information about our Executive Officers as of June 28, 2023.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	See “ Directors ” under this Item 6.A.	See “ Directors ” under this Item 6.A.

Yutaka Nakajima (Aug. 2, 1965)	See “ Directors ” under this Item 6.A.	See “ Directors ” under this Item 6.A.

Toshiyasu Iiyama (Feb. 24, 1965)	Executive Officer and Deputy President Chief of Staff Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2012	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2020	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Health Officer of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2023	Executive Officer, Deputy President and Chief of Staff of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Takumi Kitamura (Nov. 26, 1966)	Executive Officer Chief Financial Officer Director, Executive Vice President of Nomura Securities Co., Ltd. Director of Nomura Asia Pacific Holdings Co., Ltd	Apr. 1990	Joined the Company
		Apr. 2016	Executive Officer and Chief Financial Officer of the Company Executive Officer and Financial Officer of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer and Chief Financial Officer of the Company Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Financial Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Oct. 2021	Executive Officer, Chief Financial Officer and Chief Administrative Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2022	Executive Officer and Chief Financial Officer of the Company (Current) Director, Executive Vice President of Nomura Securities Co., Ltd. (Current)

Sotaro Kato (Oct. 9, 1969)	Executive Officer Chief Risk Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. Director of Nomura Holding America Inc.	Sep. 2002	Joined the Company
		Apr. 2020	Executive Officer and Chief Risk Officer of the Company (based in New York) (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

Yosuke Inaida (Oct. 6, 1967)	Executive Officer Chief Compliance Officer Senior Corporate Managing Director of Nomura Securities Co., Ltd. Director of Nomura Asia Pacific Holdings Co., Ltd	Apr. 1991	Joined the Company
		Apr. 2015	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2020	Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
		Apr. 2022	Executive Officer and Chief Compliance Officer of the Company (Current) Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

Toru Otsuka (Jun. 5, 1967)	Executive Officer Strategy and Regulatory Affairs Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1991	Joined the Company
		Apr. 2018	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		May. 2019	Senior Managing Director and Chief Strategy Officer of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Strategy Officer of the Company Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2023	Executive Officer and Strategy and Regulatory Affairs (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

Christopher Willcox (Feb. 25, 1968)	Executive Officer Head of Wholesale Director of Nomura Holding America Inc.	May. 2014	CEO of J.P. Morgan Asset Management Inc.
		May. 2021	Director and Co-CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Apr. 2022	Director, President and CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Oct. 2022	Executive Officer and Head of Wholesale of the Company (based in New York) (Current) Director of Nomura Holding America Inc. (Current)

B. Compensation of Statutory Officers
Our compensation program for our Statutory Officers is outlined as following. ”Statutory Officers” refers to directors and any statutorily designated officers of an entity; Statutory designated officers refer to “Directors” and “Executive Officers.”
1.    Compensation Program of Statutory Officers
The following table presents a summary of the key elements of the compensation program provided to our Statutory Officers.

Items	Overview of our Compensation Program of Statutory Officers
Key performance indicator (KPI) used for Performance-Linked Compensation	Return on Equity (ROE). Please see “Item 5. Operating and Financial Review and Prospects -A. Operating Results-progress on Key Performance Indicators” for calculation methodology.

Basis of Performance-Linked Compensation	Determined through consideration of factors such as quantitative evaluation based on the actual results for the KPI against the target values, and qualitative benchmarking against competitor compensation programs by the Compensation Committee.

Basis of compensation of each Statutory Officers	Determined by factors such as individual roles and responsibilities, respective jurisdiction’s regulations and compensation level in addition to other qualitative elements.

Nominating Committee and Compensation Committee	Chairman: Kazuhiko Ishimura (Outside Director) Member: Takahisa Takahara (Outside Director) Member: Koji Nagai (Chairman of Board of Directors, non-executive director)
2.    Compensation Policy and Compensation Scheme
(1) Compensation policy
Compensation for Statutory Officers of Nomura Holdings Inc.’s (“NHI”) is subject to two policies: the Nomura Group compensation policy that applies to our employees and Statutory Officers (the “Basic Policy”) and the Compensation Policy for Directors and Executive Officers of NHI (the “Policy for Statutory Officers”) that applies to Statutory Officers. We have developed these policies to enable us to achieve sustainable growth, deliver long-term growth in shareholder value, deliver excellence to our clients, enhance our competitive strength in the global markets and enhance our reputation. The Compensation Committee reviews and updates these policies at least annually.
We have established a compensation policy for our officers and employees, including Senior Managing Directors of NHI and directors of our subsidiaries but exclude Directors and Executive Officers of NHI. This policy is referred as our “Employee Policy”.

The following picture presents relationship for three policies above.

Basic Policy
Compensation Governance
As a company with three Board Committees, as defined under Japanese corporate law, NHI has established an independent statutory Compensation Committee. A majority of the Committee which comprises primarily Outside Directors as members. The Committee has established both our Basic Policy and our Compensation Policy for Statutory Officers, based on which compensation for Directors and Executive Officers of NHI is determined.
With respect to the relevant policies and total compensation for our officers and employees other than NHI’s Statutory Officers, decisions regarding employment and remuneration matters are delegated to our “Human Resources Committee” (“HRC”) by the Executive Management Board of NHI. The HRC is chaired by the Group CEO and at a minimum, composed of the Chief Finance Officer and Chief Risk Management Officer. The HRC determines above matters with support from respective remuneration committees in each region.
Compensation Policies and Practices for Nomura Group’s Talent
We believe our employees are our key assets in contributing to society, as in line with our mission of “We help to enrich society through our expertise in capital markets”.
Compensation for Nomura Group’s Talent is designed to support achieving sustainable corporate growth, increasing corporate value over the medium and long-term and maintaining sound and effective risk management, while contributing to the interest of our shareholders. In addition, to ensure that we attract, retain, motivate and develop talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, and in line with any relevant laws and regulatory expectations.
1) Sustainable corporate growth and increasing corporate value over the medium and long-term
Our employee compensation policies aims to reinforce our corporate philosophy, to promote healthy corporate culture and behavior in line with our “Code of Conduct” and to align to our commitment to Environmental, Social and Governance (“ESG”) considerations.
Based on a
pay-for-performance
principle, our employee compensation programs are designed to be competitive in the market and aligned to our strategic objectives and the goal of sustainable growth and increasing corporate value over the medium and long-term.

2) Sound and effective risk management
We seek to maintain sound and effective risk management with an appropriate risk appetite. We update performance measurement metrics and indicators which referred to determining compensation by considering both financial and non-financial
risks underlying with each business. Qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are also considered in determining the final amount of remuneration provided to each officer and employee, which may include a reduction in compensation as a result of disciplinary actions.
3) Alignment of interests with shareholders
Certain of our officers and employees’ remuneration package includes stock-based compensation awards linked to share price of NHI with an appropriate deferral period applied, in order to align with shareholders’ interests.
In addition, when granting deferred stock-based compensation, in the event of a material revision of our consolidated financial statements or a material violation of applicable rules and policies, employees’ compensation may be subject to suspension, reduction or forfeiture or clawback.
Approval and Revision of the Basic Policy
The approval, amendment or repeal of the Basic Policy are governed by our Compensation Committee of NHI.
Policy for Statutory Officers
The compensation of our Statutory Officers consists of base salaries, annual cash bonuses and long-term incentive plans.
1) Base salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and market compensation levels for similar roles at our competitors.

•
With respect to our Executive Officers, a portion of base salary may be paid in deterred stock-based compensation awards with appropriate vesting periods to align with the medium to long-term interests of our shareholders.

2) Annual bonuses

•
Annual bonuses of Directors and Executive Officers are determined considering both quantitative and qualitative factors. Quantitative factors include financial group and divisional performance. Qualitative factors include the achievement of individual goals and individual contribution.

•	In principle, a certain portion of annual bonus payment are deferred.

•
With respect to the Group CEO, given the overall group responsibilities for business execution, the basic amount of the annual bonus is calculated based on the level of achievement against KPI(s). In addition, competitor benchmarking is considered when determining final annual bonus amount.

•
With respect to Statutory Officers other than the Group CEO, the annual bonus amount is determined in the same way as the CEO annual bonus, namely using a standard baseline and considering factors such as specific roles and responsibilities of individual, relevant local remuneration regulations and compensation levels in each jurisdiction, and individual performance.

•	Audit Committee members and Outside Directors are not eligible to receive a bonus in order to maintain their independence from business execution.

•	Mid-term Incentive Plan
In principle, a certain portion of annual bonus may be granted through deferred stock-based compensation awards with appropriate vesting periods to align with the medium-term interests of shareholders.

•	Clawback
In specific circumstances, unvested bonuses may be subject to forfeitures. Any voluntary resignation, material modification of our consolidated financial statements or, material breaches of our internal policies and regulations, among others, may require such forfeiture. Additionally, clawback provisions may apply to paid and/or vested bonuses.
3) Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on factors such as their individual responsibilities, and performance.

•
Payments under long-term incentive plans are made when a certain level of achievements are accomplished. Payments are made in stock-based awards with appropriate vesting periods to align with the long-term interests of our shareholders.

Employee Policy
Based on our “Basic Policy”, we have established our Employee Policy which applies to our officers and employees, including Senior Managing Directors of NHI and directors of subsidiaries of NHI but excluding our Statutory Officers of NHI.
Matters not provided for in our Employee Policy are governed by the provisions of our Basic Policy.
Compensation Governance
Supervised by the HRC, regional committees governing employee compensation are composed from representatives of Finance, Risk Management, Compliance, Human Resources, and other departments as appropriate. These regional committees implement our global compensation governance rules.
The proposed compensation of control function departments (such as Risk Management, Compliance, and Internal Audit) is not permitted to be determined by our front office business and performance evaluation of employees in these departments is not permitted to be determined solely by performance of the business supported by the individuals.
Compensation Policies and Practices
We believe our employees are our key assets in contributing to society, as in line with our mission of “We help to enrich society through our expertise in capital markets”.
Compensation for our employees is designed to support achieving sustainable corporate growth, increasing corporate value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of our shareholders. In addition, to ensure that we attract, retain, motivate and develop talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as market pay levels in Japan and overseas, in line with any relevant laws and regulatory expectations.

1) Sustainable corporate growth and increasing corporate value over the medium and long-term
The compensation policies for our employees aims to realize the Nomura Group corporate philosophy which underpins its “Mission of Contributing to Society” and its “Vision of being a Trusted Partner”, being based on the “Values of Entrepreneurial Leadership, Teamwork and Integrity”, to promote a healthy, diverse corporate culture and the right behavior in line with our “Code of Conduct” and to facilitate a greater alignment with ESG considerations. Based on a pay-for-performance
principle, our compensation programs are designed to be competitive in the market and aligned to our strategic objectives and the goal of sustainable growth and increasing corporate value over the medium and long-term. Compensation at Nomura reflects and aligns with the performance of Nomura Group as a whole, its divisions, as well as individual employees, taking into account both the business strategy and market considerations.
2) Sound and effective risk management
We seek to maintain sound and effective risk management with an appropriate risk appetite. It applies its performance measurement standards and indicators when determining compensation in consideration both financial and non-financial
risks in each business, taking a holistic approach. Qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration provided to each officer and employee, which may include a reduction in compensation. Risk Management, Compliance and Finance divisions provide key inputs into the overall risk and performance assessment to ensure appropriate consideration of these factors.
The compensation package offered to our employees comprises two key elements:

•	Fixed compensation—reflects the role, responsibilities and experience of the employee; and

•
Variable compensation—designed to incentivize performance, encourage the right behaviors and drive employee growth and development. For higher paid employees, a portion of variable compensation may be deferred, balancing short-term with our medium and long-term interests.

We seek to balance the components of compensation between fixed and variable according to the employee’s role and seniority. In principle, the proportion of compensation that is deferred increases with employee’s compensation. Guaranteed compensation is allowed only in limited circumstances such as for new hires or, where allowed, strategic business needs. Multi-year guarantees are typically prohibited.
3) Alignment of interests with shareholders
Deferred variable compensation intends to align the interests of employees and NHI shareholders, and to encourage a long-term, sustainable approach senior management and highly paid employees. For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-related remuneration linked to shares of NHI with an appropriate deferral period applicable, in order to align with shareholders’ interests.
In addition, when granting stock-related compensation, in the event of a material revision of Nomura Group financial statements or a material violation of Nomura Group rules and policies, employees’ compensation may be subject to suspension, reduction, forfeiture of rights, or, for some employees located in specific jurisdictions/regions even re-payment
(so-called
“clawbacks”).
Approval and Revision of the Employee Policy
The approval, amendment or repeal of the Employee Policy can be made by our HRC of NHI.

(2) Compensation for Statutory Officers
1) Scheme of Compensation for Statutory Officers.
The following picture presents scheme of compensation for Statutory Officers.

The following table presents total compensation (“TC”) awarded to our President and Group CEO for the year ended March 31, 2023 was as follows.

			(Millions of yen, except percentages)
Base salary (Fixed compensation)			Annual bonus (Variable compensation)			Total compensation (TC)
Cash	Deferred stock- based payment awards	Total fixed compensation	Cash	Deferred stock- based compensation awards	Total variable compensation
102.0	17.4	119.4	132.9	132.9	265.8	385.2
26.5%	4.5%	31.0%	34.5%	34.5%	69.0%	100.0%

•	The percentage of base salary (fixed compensation) and annual bonus (variable compensation) as a percentage of TC is approximately 30% and 70%.

•
Deferred stock-based payment awards granted during the year have future vesting requirements before they are settled in NHI common stock. As our President and Group CEO has overall responsibility for Nomura Group performance, approximately 40% of TC is awards through deferred stock-based compensation awards to align with the interests of our shareholders and medium-term incentives.

2) Calculation method of annual bonuses

•	The calculation method for Annual Bonuses for the Statutory Officers, differs depending on the position.

•	Based on ROE, which is our KPI, for the purpose of calculating the Annual Bonus in order to align with our management vision and business strategy.

•	Specific calculation method for annual bonus by position, see the “Policy for Statutory Officers” 2) Annual bonus .
<Result of performance indicator used for the calculation of the Annual Bonus>

Performance Indicator	Target value	Actual value for the Fiscal Year
ROE	8.0%	3.1%

3)	Matters relating to Deferred Compensation
(1) Non-monetary Deferred Compensation (stock-based compensation)
Under our Basic Policy and the Policy for Statutory Officers, basically half of the aggregate amount of the Annual Bonus of the Statutory Officers is paid in deferred compensation, other than for Audit Committee members and Outside Directors, who are not bonus eligible. In principle, stock-based compensation (Restricted Stock Units (“RSUs”)) is granted.
(2) Outline of current Deferred Compensation Awards.
The outline of current Deferred Compensation Awards is as follows.

Type of award	Key features
RSU awards
•  Introduced as the main form of deferred stock-based compensation award since the year ended March 31, 2018.

•  Settled in the Company’s common stock.

•  Graded vesting period requiring service to Nomura typically over three years.

NSU awards	• Linked to the price of the Company’s common stock Cash-settled in local currency. • Graded vesting period requiring service to Nomura typically over three years.
(3) Effect of payment of deferred compensation in the form of equity-related compensation
We expect following effects by delivering compensation in the form of deferred stock-based compensation which has vesting term and its economic value of the compensation is linked to the price of the Company’s common stock.

•	Alignment of interests with shareholders.

•	Clawbacks for voluntary resignation and material breach of our internal policies.

•
Medium-term incentives (*) and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to grow as a result of an increase in share prices during the period of time from grant to vesting.

*
With the introduction of RSUs, as the main form of Deferred Compensation, in principle, payments in respect of Deferred Compensation will consist of share of NHI’s common stock instead of cash over the three year vesting period beginning from the fiscal year following the fiscal year in which the deferred compensation was granted. Since the number of shares to be paid is determined based on the price of NHI’s share at the time of grant, increases in NHI’s share price will increase the economic value of Deferred Compensation at the time of vesting. Since the increase in share prices reflects the increase in corporate value, this form of Deferred Compensation allows for the alignment of interests with those of shareholders, in addition to the medium-term incentive effects achieved for the Statutory Officers.

•	Promotion of cross-divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.
As a result of these benefits, deferred compensation awards are also recommended by regulators in key jurisdictions in which we operate.
The vesting period over which our Deferred Compensation awards vest is generally three years or above. This is in line with the “Principles for Sound Compensation Practices” issued by the Financial Stability Board which recommends, among other things, a deferral period of three years or above.
(4) Clawbacks Provisions in Deferred Compensation Arrangements
Certain triggers such as voluntary resignation, material modification of the financial statements or, material breach of Nomura Group’s internal policies and regulations subject to forfeiture, reduction or clawback (where the individual contracts include a “clawback clause”).
3.    Compensation for Statutory Officers
Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, the Compensation Committee of NHI determines the compensation of NHI’s Statutory Officers in accordance with our compensation policies.
3-1.
Aggregate compensation
1) Aggregate Compensation for Statutory Officers
The following table presents a summary of aggregate compensation awarded to our Statutory Officers for the year ended March 31, 2023.

	Number of People (1)	Millions of yen
		Year ended March 31, 2023
		Base salary (2,3)	Performance- linked compensation (4)	Non-monetary compensation (Deferred Compensation) (5)	Total
Directors	10	¥354	¥80	¥65	¥499
(Outside Directors included in above)	(8)	(197)	( —)	( —)	(197)
Executive Officers	8	516	688	577	1,781

Total	18	¥871	¥768	¥641	¥2,280

(1)
Includes 1 Executive Officer appointed in October 2022. There were 10 Directors and 8 Executive Officers as of March 31, 2023. Compensation to Directors who were concurrently serving as Executive Officers is included “Executive Officers.”

(2)	Base salary of ¥871 million includes other compensation (commuter pass allowance) of ¥0.25 million.
(3)	In addition to base salary, ¥16 million of corporate housing benefits, including housing allowance and related tax adjustments, were provided to Executive Officers.
(4)	Represents the annual cash bonus paid for the year ended March 31, 2023.
(5)
Represents deferred sock-based compensation awards such as RSU and share options granted in current and prior years recognized as expense in the consolidated financial statement of income for the year ended March 31, 2023.

(6)	Total compensation paid to Outside Directors for their services to subsidiaries of the Company was ¥68 million for the year ended March 31, 2023.
2) Compensation of Directors and Executive Officers receiving ¥100 million or above
The following table presents details of the compensation paid to our Directors and Executive Officers for the year ended March 31, 2023 where such total amount given to the individual is ¥100 million or above.

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation
Name	Company	Role	Base salary	Deferred stock-based payment	Total fixed compen- sation	Cash bonus	Deferred stock-based compensation	Total variable compen- sation	Total compen- sation(TC)
Koji Nagai	Nomura	Chairman of the Board of Directors	¥91.2	¥0.0	¥91.2	¥79.8	¥79.8	¥159.5	¥250.7
Kentaro Okuda (1)	Nomura	Director, Representative Executive Officer (Group CEO)	¥102.0	¥17.4	¥119.4	¥132.9	¥132.9	¥265.8	¥385.2
Tomoyuki Teraguchi	Nomura	Director, Representative Executive Officer	¥75.6	¥14.4	¥90.0	¥73.1	¥73.1	¥146.2	¥236.2
Toshiyasu Iiyama	Nomura	Executive Officer	¥66.0	¥13.2	¥79.2	¥53.2	¥53.2	¥106.3	¥185.5
Takumi Kitamura	Nomura	Executive Officer	¥60.0	¥13.2	¥73.2	¥39.9	¥39.9	¥79.7	¥152.9
Sotaro Kato	Nomura	Executive Officer	¥54.0	¥9.6	¥63.6	¥33.3	¥33.3	¥66.5	¥130.1
Yosuke Inaida	Nomura	Executive Officer	¥54.0	¥9.6	¥63.6	¥33.3	¥33.3	¥66.5	¥130.1
Toru Otsuka	Nomura	Executive Officer	¥54.0	¥9.6	¥63.6	¥33.3	¥33.3	¥66.5	¥130.1
Willcox, Christopher (2)	Nomura	Executive Officer	¥50.8	¥4.8	¥55.6	¥289.5	¥399.8	¥689.3	¥744.9

(1)	In addition to fixed compensation, ¥16 million of corporate housing costs, including housing allowance and related tax adjustments, were provided.
(2)	Appointed as an Executive Officer since October 2022.

3) Meetings of our Compensation Committee during the year
The following table presents a summary of the meetings held by our Compensation Committee during the year ended March 31, 2023, attendance at such meeting and summary of key matters discussed.

Date	Summary of the discussion and the resolution		Attendance records of the member
April 26, 2022	Resolution:	• Annual bonus in respect of the year ended March 31, 2022.	All members attended
June 20, 2022	Resolution:
•  Appointment of the Director with the right to convoke the board of directors meetings.
•  The Director who reports the executions of the committee’s duties to the board of the directors meetings.
•  The Compensation Policy of Nomura Group and base salary of the Directors and Executive Officers.
•  Base salary of Statutory Officers.
•  Granting of deferred stock-based compensation awards (RSUs) to Directors and Executive Officers.
All members attended
September 26, 2022	Resolution: Discussion:	• Individual base salary of the Directors and Executive Officers. • Group CEO compensation.	All members attended
December 6, 2022	Discussion:	• Director Pay compensation.	All members attended
February 15, 2023	Discussion:	• Review of policies governing compensation for Directors and Executive Officers.	All members attended
March 1, 2023	Reporting:	• Appointment of an Outside Director as an advisor to a subsidiary of the Company.	All members attended
March 31, 2023	Resolution:	• Annual base salary of Statutory Officers the year ended March 31, 2024.	All members attended
	Discussion:	• Review of policies governing compensation for Directors and Executive Officers.
Through discussions and resolutions of the above topics, our Compensation Committee confirmed that compensation for our Directors and Executive Officers in respect of the year ended March 31, 2023 is appropriate and consistent with our relevant compensation policies. A summary of these meetings have been reported to the Board of Directors.

Stock Acquisition Rights (“SARs”)
The following table presents information regarding unexercised Stock Acquisition Rights as of March 31, 2023.

	March 31, 2023
Series of SARs	Allotment Date	Number of Shares under SARs	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.65	June 5, 2015	111,600	From April 20, 2018 to April 19, 2023	¥1	¥352
Stock Acquisition Rights No.70	June 7, 2016	173,900	From April 20, 2018 to April 19, 2023	¥1	¥208
Stock Acquisition Rights No.71	June 7, 2016	936,200	From April 20, 2019 to April 19, 2024	¥1	¥198
Stock Acquisition Rights No.74	November 11, 2016	2,364,400	From November 11, 2018 to November 10, 2023	¥593	¥360
Stock Acquisition Rights No.75	June 9, 2017	189,200	From April 20, 2018 to April 19, 2023	¥1	¥342
Stock Acquisition Rights No.76	June 9, 2017	697,000	From April 20, 2019 to April 19, 2024	¥1	¥334
Stock Acquisition Rights No.77	June 9, 2017	1,005,900	From April 20, 2020 to April 19, 2025	¥1	¥325
Stock Acquisition Rights No.78	June 9, 2017	262,500	From April 20, 2021 to April 19, 2026	¥1	¥312
Stock Acquisition Rights No.79	June 9, 2017	374,300	From April 20, 2022 to April 19, 2027	¥1	¥303
Stock Acquisition Rights No.80	June 9, 2017	136,200	From April 20, 2023 to April 19, 2028	¥1	¥282
Stock Acquisition Rights No.81	June 9, 2017	136,200	From April 20, 2024 to April 19, 2029	¥1	¥273
Stock Acquisition Rights No.84	November 17, 2017	2,474,300	From November 17, 2019 to November 16, 2024	¥684	¥398
Stock Acquisition Rights No.85	November 20, 2018	2,308,300	From November 20, 2020 to November 19, 2025	¥573	¥329

(1)	SARs (including those granted to Directors and Executive Officers of Nomura which are stated in the table below) are issued in conjunction with deferred compensation plan.
(2)	The number of shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.

SARs Held by Directors and Executive Officers of Nomura
The following table presents details of Stock Acquisition Rights held by Directors and Executive Officers as of March 31, 2023.

	March 31, 2023
		Numbers of Holders
Series of SARs	Number of Shares under SARs	Directors and Executive Officers (excluding Outside Directors)
Stock Acquisition Rights No.71	764	4
Stock Acquisition Rights No.75	300	1
Stock Acquisition Rights No.76	812	4
Stock Acquisition Rights No.77	808	4
Pension, Retirement or Similar Benefits
See Note 12 “
Employee benefit plans
” in our consolidated financial statements included in this annual report.
C. Board Practices.
Information Concerning Directors
The Companies Act of Japan states that a Company with Three Board Committees (as defined below) must establish three committees; a nomination committee, an audit committee and a compensation committee. The members of each committee are chosen from the company’s directors, and the majority of the members of each committee must be outside directors. At a Company with Three Board Committees, the board of directors is entitled to establish the basic management policy for the company, has decision-making authority over certain prescribed matters, and supervises the execution by the executive officers of their duties. Executive officers and representative executive officers appointed by a resolution adopted by the board of directors manage the business affairs of the company, based on a delegation of authority by the board of directors.
The Company has a corporate governance structure that separates management oversight functions from business execution functions (“Company with Three Board Committees”). Through this governance structure, the Company aims to strengthen management oversight, increase the transparency of the Company’s management and expedite the decision-making process within the Nomura Group. The Company has, in addition to the Board of Directors and the Nomination/Audit/Compensation committees, established the “Board Risk Committee”, which is a non-statutory
committee that has the purpose of deepening the oversight of risk management by the Board of Directors.
An outline of the Company’s Board of Directors, Nomination Committee, Audit Committee, Compensation Committee and Board Risk Committee is provided below.
Board of Directors
The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed twenty. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met eleven times during the fiscal year ended March 31, 2023. As a group, the Directors attended 98% of the total number of meetings of the Board of Directors during the year.

The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. As of June 27, 2023, the members of the Board of Directors are Koji Nagai, Kentaro Okuda, Yutaka Nakajima, Shoji Ogawa, Noriaki Shimazaki, Kazuhiko Ishimura, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, and Masahiro Ishizuka. Koji Nagai is the Chairman of the Board.
Nomination Committee
The Nomination Committee, in accordance with law and the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met eight times during the fiscal year ended March 31, 2023. As a group, the member Directors attended all of the meetings of the Nomination Committee during the year. As of June 27, 2023, the members of the Nomination Committee are Outside Directors Kazuhiko Ishimura and Takahisa Takahara, and Koji Nagai, a Director not concurrently serving as an Executive Officer. Kazuhiko Ishimura is the Chairman of this Committee.
Audit Committee
The Audit Committee, in accordance with law and the Company’s Regulations of the Audit Committee, (i) audits the execution by the Directors and the Executive Officers of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal or non-reappointment
of the accounting auditor to be submitted to general meetings of shareholders by the Board of Directors. With respect to financial reporting, the Audit Committee has the statutory duty to examine financial statements and business reports to be prepared by Executive Officers designated by the Board of Directors and is authorized to report its opinion to the ordinary general meeting of shareholders.
The Audit Committee met fifteen times during the fiscal year ended March 31, 2023. As a group, the member Directors attended all of the meetings of the Audit Committee during the year. As of June 27, 2023, the members of the Audit Committee are Outside Directors Noriaki Shimazaki, Victor Chu and Masahiro Ishizuka, and Shoji Ogawa (a full-time member of the Audit Committee), a Director not concurrently serving as an Executive Officer. Noriaki Shimazaki is the Chairman of this Committee.
Compensation Committee
The Compensation Committee, in accordance with law and the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each Director and Executive Officer’s actual compensation. The Compensation Committee met seven times during the fiscal year ended March 31, 2023. As a group, the member Directors attended all of the meetings of the Compensation Committee during the year. As of June 27, 2023, the members of the Compensation Committee are Outside Directors Kazuhiko Ishimura and Takahisa Takahara, and Koji Nagai, a Director not concurrently serving as an Executive Officer. Kazuhiko Ishimura is the Chairman of this Committee.
Board Risk Committee
The Board Risk Committee is a
non-statutory
organ, in accordance with the Company’s Regulations of the Board Risk Committee, of which purpose is to assist the Board of Directors in supervising Nomura Group’s risk management and to contribute to sophistication of the risk management. At meetings of the Board Risk

Committee, to further strengthen the risk management of Nomura Group, consent to the Risk Appetite Statement and the main design of the risk management framework, analysis of risk environment/verification results and future projections, supervision of overall execution of risk management and medium- to long-term risk strategies are mainly deliberated. The status of execution of the function in the Board Risk Committee is reported to the Board of Directors. The Board Risk Committee met five times during the fiscal year ended March 31, 2023. As a group, the member Directors attended 93% of the total number of the meetings of the Board Risk Committee during the year. As of June 27, 2023, the members of the Board Risk Committee are Outside Directors Laura Simone Unger, Noriaki Shimazaki, Victor Chu, J. Christopher Giancarlo, Patricia Mosser and Miyuki Ishiguro, and Shoji Ogawa, a Director not concurrently serving as an Executive Officer. Laura Simone Unger is the Chairperson of this Committee.
Limitation of Director Liability
In accordance with Article 33, Paragraph 2 of the Company’s Articles of Incorporation and Article 426, Paragraph 1 of the Companies Act of Japan, the Company may execute agreements with Directors (excluding a person who serves as an executive director, etc.) that limit their liability to the Company for damages suffered by the Company if they acted in good faith and without gross negligence. Accordingly, the Company has entered into agreements to limit Companies Act of Japan Article 423 Paragraph 1 liability for damages (“Limitation of Liability Agreements”) with each of the following Directors: Shoji Ogawa, Noriaki Shimazaki, Kazuhiko Ishimura, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, and Masahiro Ishizuka. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.
Directors and Officers Liability Insurance Contracts
The Company has entered into directors and officers liability insurance contracts set forth in Article
430-3,
Paragraph 1 of the Companies Act of Japan with insurance companies, which have persons such as directors, executive officers, senior managing directors, auditors, and senior employees of the Company and its subsidiaries, etc. as insured persons. Under such insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured at the Company, and all insurance premiums of insureds have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers.
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

D. Employees.
The following table shows the number of our employees as of the dates indicated:

	March 31,
	2021	2022	2023
Japan	15,330	15,213	15,131
Europe	2,769	2,820	2,937
Americas	2,152	2,257	2,387
Asia and Oceania	6,151	6,295	6,320

Total	26,402	26,585	26,775

As of March 31, 2023, we had 15,131 employees in Japan, including 7,799 in our Retail Division, 1,093 in our Investment Management Division and 1,646 in our Wholesale Division. In overseas, we had 11,644 employees, of which 2,937 were located in Europe, 2,387 in the Americas, and 6,320 in Asia and Oceania.
As of March 31, 2023, 8,095 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. The Company and labor union communicate frequently in order to resolve labor-related matters.
We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.
E. Share Ownership.
The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2023. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.
Directors

Name	Number of Shareholdings
Koji Nagai	492,942
Kentaro Okuda	359,747
Yutaka Nakajima	652,919
Shoji Ogawa	45,498
Noriaki Shimazaki	30,339
Kazuhiko Ishimura	—
Laura Simone Unger	(1,000ADR	) (1)
Victor Chu	—
J.Christopher Giancarlo	—
Patricia Mosser	(100ADR	) (1)
Takahisa Takahara	881
Miyuki Ishiguro	—
Masahiro Ishizuka	—

Total	1,582,326

(1)	ADRs are not included in the total.

Executive Officers

Name	Number of Shareholdings
Kentaro Okuda	See above
Yutaka Nakajima	See above
Toshiyasu Iiyama	131,133
Takumi Kitamura	89,886
Sotaro Kato	13,911
Yosuke Inaida	147,809
Toru Otsuka	42,265
Christopher Willcox	—

Total	425,004

For information regarding stock options granted to our Directors and Executive Officers, see Item 6.B “
Compensation of Statutory Officers
” of this annual report.
F. Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
According to a statement on Schedule 13G (Amendment No.8) filed by BlackRock, Inc. with the SEC on February 1, 2023, BlackRock, Inc. owned 219,073,596 shares, representing 6.8% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2023.
According to a statement on Schedule 13G (Amendment No.3) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 3, 2023, Sumitomo Mitsui Trust Holdings, Inc. owned 200,521,900 shares, representing 6.2% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2023.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2023, there were 273 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 380,576,618 shares of the Company’s common stock, representing 11.8% of Nomura’s then issued common stock. As of March 31, 2023, there were 38,182,446 ADSs outstanding, representing 38,182,446 shares of the Company’s common stock or 1.2% of Nomura’s then issued common stock. Our major shareholders above do not have different voting rights.
B. Related Party Transactions.
Nomura Research Institute, Ltd.
NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.
We held 22.3% of NRI’s outstanding share capital as of March 31, 2023.

For the year ended March 31, 2023, we purchased ¥19,602 million worth of software and computer equipment and paid ¥45,046 million for other services to NRI, while received ¥770 million from NRI.
Nomura has participated in a secondary offering at Nomura Research Institute as a seller on December 5, 2022, and sold 13,000,000 ordinary shares it held at ¥37,528 million to third parties. As a result of the transaction, a gain of ¥28.0 billion was recognized in earnings within Revenue—Other during the year ended March 31, 2023. NRI remains an equity method affiliate of NHI.
See also Note 18 “
Affiliated companies and other equity-method investees
” in the consolidated financial statements included in this annual report.
Directors
During the fiscal year ended March 31, 2023, no loans that were outstanding were made to our directors other than in the normal course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, involving no more than the normal risk of collectability and presenting no other unfavorable features.
C. Interests of Experts and Counsel.
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.
Financial Statements
The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.
Legal Proceedings
For a discussion of our litigation and related matters, see Note 19 “
Commitments, contingencies and guarantees
” in the consolidated financial statements included in this annual report.
Dividend Policy
For our dividend policy, see Item 5.B
“Liquidity and Capital Resources—Capital Management—Dividends” in
this annual report.
B. Significant Changes.
Except as disclosed in this annual report, there have been no significant changes since March 31, 2023.
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
Since December 2001, the Company’s common stock has been listed on the NYSE in the form of ADSs evidenced by ADRs. Each ADS represents one share of common stock. The trading symbol is “NMR.” The Company’s common stock has been listed on the Singapore Stock Exchange since 1994. The trading symbol is “N33.”
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
Dividends and Proceeds of Sale
Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents
of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which ADSs of the Company will be issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into U.S. dollars and transfer the resulting U.S. dollars to the U.S., to convert all cash dividends that it receives in respect of deposited shares into U.S. dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holders of ADSs.
“Non-residents
of Japan” are generally defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Branches and other offices of Japanese corporations located outside Japan are considered non-residents
of Japan, and branches and other offices located within Japan of non-resident
corporations are considered residents of Japan.
E. Taxation.
U.S. Federal Income Taxation
This section describes the material U.S. federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder (as defined below), you acquire your shares or ADSs in an offering and you hold your shares or ADSs as capital assets for tax purposes. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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
Tax Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
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
Taxation of Dividends
Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is treated as a dividend that is subject to U.S. federal income taxation. If you are a non-corporate
U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the
121-day
period beginning 60 days before the
ex-dividend
date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are either readily tradable on an established securities market in the United States or we are eligible for the benefits under the Japan-U.S. Tax Treaty. Our ADSs are listed on the NYSE which is considered an established securities market in the U.S. We therefore expect that dividends that we distribute on our ADSs will be qualified dividend income (provided that you satisfy the aforementioned holding period requirements). In addition, we believe that we are currently eligible for the benefits of the Japan-U.S. Tax Treaty and we therefore expect that dividends on the shares will be qualified dividend income (provided that you satisfy the aforementioned holding period requirements), but there can be no assurance that we will continue to be eligible for the benefits of the Treaty.
You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it.

The dividend is taxable when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. Dollar value of the Japanese Yen payments made, determined at the spot Japanese Yen/U.S. Dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you, or the depositary on your behalf, convert the payment into U.S. Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable
return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect generally to treat distributions we make as dividends.
Subject to certain limitations, the Japanese tax withheld in accordance with the
Japan-U.S.
Tax Treaty and paid over to Japan will be creditable against your U.S. federal income tax liability. However, under United States Treasury regulations, it is possible that such withholding tax will not be creditable unless you are eligible to claim the benefits of the
Japan-U.S.
Tax Treaty and elect to apply the
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
Sale or Disposition of Shares or ADSs
Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your shares or ADSs. Capital gain of a non-corporate
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
If we are treated as a PFIC, and you did not make a
mark-to-market
election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs, and

•
any excess distribution that we make to you (generally, any distributions to you during a single taxable, other than distributions in the first taxable year that you hold the shares or ADSs, year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs that preceded the taxable year in which you receive the distribution).

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
I. Subsidiary Information.
Not applicable.
J. Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of
Form 6-K,
we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.
Item 11. Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
Overview of Risk Management
Business activities of Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. Nomura Group has established a risk management framework to control, monitor and report those risks in a comprehensive manner in order to maintain financial soundness and to sustain and enhance its enterprise value.
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

Risk Appetite
Nomura has determined the types and levels of risk that it will assume in pursuit of its strategic objectives and business plan and has articulated this in its Risk Appetite Statement. This document is jointly submitted by the Chief Risk Officer (the “CRO”) and the Chief Financial Officer (the “CFO”) to the Executive Management Board (the “EMB”) for approval. It will then be further reviewed at the BRC through the authority to consent to the relevant proposal raised by the executive side.
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
Group Risk Review Committee (the “GRRC”)
Upon delegation from the GRMC, the GRRC deliberates on or determines matters concerning the enterprise risk management of Nomura Group from a practical point of view and thereby assuring the sound and effective management of the businesses.
Transaction Profile Review Committee (the “TPC”)
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
Global Transaction Committee (the “GTC”)
Upon delegation from the GRRC, the GTC deliberates on or determines individual transactions in line with Nomura’s risk appetite determined by the EMB and thereby seeks to assure the sound and effective management of Nomura’s businesses.

Electronic and Algorithmic Trading Risk Oversight Committee (the “EATROC”)
The EATROC, upon delegation from the GRRC, shall be responsible for all matters relating to the development and implementation of a governance, risk and control management framework for Electronic and Algorithmic Trading Activity within the Nomura’s Wholesale Division.
Other Committees
Global Risk Analytics Committee and the Model Risk Analytics Committee deliberate on or determine matters concerning the development, management and strategy of models upon delegation from the CRO, respectively. The primary responsibility of these committees is to govern and provide oversight of model management, including the approval of new models and significant model changes. Both committees report significant matters and material decisions taken to the CRO on a regular basis. The Global Collateral Steering Committee deliberates on or determines Nomura’s collateral risk management, including concentrations, liquidity, collateral re-use,
limits and stress tests, provides direction on Nomura’s collateral strategy and ensures compliance with regulatory collateral requirements upon delegation from the CRO.
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
Other Responsible Officers
Officers, who oversee the functions in charge of Operational Risks in accordance with the Risk Management Policy of Three Lines of Defense, are responsible for formulating the appropriate management framework and taking the lead in designing Risk Appetites for Operational Risks they cover. They also cooperate with CRO who is responsible for monitoring and maintaining of the effectiveness of the Risk Appetites.
The Chief Compliance Officer (“CCO”) is responsible for taking the lead in the coordination for formulating the appropriate management framework and designing Risk Appetite for Reputational Risk, with the cooperation of CRO. The CCO also cooperates with CRO who is responsible for monitoring and maintaining of the effectiveness of the Risk Appetite.
Risk Policy Framework
Policies and procedures are essential tools of governance and define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. Risk management operations are designed to function in accordance with these policies and procedures.
Monitoring, Reporting and Data Integrity
Development, consolidation, monitoring and reporting of risk management information (“MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division and the Finance Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflect the use of the various risk tools used to identify and assess those risks. These divisions are responsible for implementing appropriate controls over data integrity for risk MI.
Risk Management Enhancement Program (“RMEP”)
U.S. Prime Brokerage Event
In March 2021, following the default of one of our prime brokerage clients in the United States on its obligations to post additional margin in respect of its positions with us, we issued a closeout notice to the client following which we began to wind down the positions held by us and liquidate hedges held against those positions. Due to fluctuations in the market values of the hedges against the positions and our expectation that we will not be able to recover those losses from the client, we recognized significant losses in the fourth quarter and fiscal year ended March 31, 2021, and recognized additional losses in the first quarter and fiscal year ended March 31, 2022.
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
Between January and March 2021, transaction amounts and volumes with the client increased significantly as a result of changes in market prices as well as new positions entered into by the client. However, in March 2021, the market value of certain securities in which the client held a large synthetic position experienced a sharp decline, after which we requested that the client deposit additional margin with us pursuant to our contractual agreements with the client. The client defaulted on its obligation to post additional margin, and we issued a closeout notice to the client. It became clear that the client had similar large positions with other financial institutions, and that the client had also defaulted on margin calls with these financial institutions. Although we endeavored to take a disciplined approach to unwind the positions and liquidate the hedges for the TRS transactions, taking into account both market impact and our own trading losses, due to the significant volume of positions being closed by both us and the other affected financial institutions and the effect on market prices, we recognized ¥204.2 billion of losses in earnings reported within Net gain (loss) on trading in the fourth quarter and fiscal year ended March 31, 2021. We also recognized additional provisions for current expected credit losses of ¥41.6 billion in earnings reported within other expenses in the fourth quarter and the fiscal year ended March 31, 2021 against loans extended to the client collateralized by a cash portfolio of securities, reflecting the reduced likelihood of recovery on these lending transactions. All of the positions with the client were closed out and hedges liquidated by May 17, 2021, as a result of which we recognized losses of approximately ¥65.4 billion in the first quarter and the fiscal year ended March 31, 2022, of which ¥56.1 billion booked in Equities revenues as trading loss and ¥9.3 billion booked as loan loss provision in expenses.

RMEP Overview
Following this incident, we conducted a comprehensive review of our risk management framework and considered a broad range of measures to further strengthen our risk management.
As an important measure of risk management enhancement, we established the Board Risk Committee ( “BRC”) to provide specialized oversight to deepen the oversight functions of the Board of Directors. At the same time, the existing committee to deliberate risk management matters on the executive side was partially reorganized, from the GIRMC to the GRMC, in order to effectively coordinate with the BRC on the supervisory side. For details on the BRC and the GRMC, see ‘Risk Management Governance and Oversight’.
In addition, the Steering Committee for Enhancement of Risk Management (Steering Committee), which is chaired by Group CEO, was established in 2021 to promote the implementation of measures to enhance risk management across the group. The Steering Committee deliberates on matters such as formulating and overseeing the execution of enhancement measures, securing necessary resources, and developing a global cooperation structure. Further, a Chief Transformation Officer (the “CTO”) leads efforts to advance group-wide initiatives, and foster collaboration and consistency across regions. To ensure supervision of the enhancement plan at the highest level, the Steering Committee updates the EMB on a regular basis as well as reports progress of the plan directly to the BoD.
Under the leadership of the Steering Committee, detailed measures to enhance risk management have already been discussed and the RMEP initiatives are being implemented. These measures have been categorized into four areas: business strategy, oversight, risk management, and risk culture. We have assigned an executive officer or executive-level person to each area and have prioritized the resources necessary for implementation.
The RMEP key achievements are as follows.
Business Strategy
We clarified our Global Markets business strategy and conducted regular reviews of the business portfolio. We also take the measures to maintain consistency between the risk profile, and other areas such as the firm’s strategic direction, risk appetite and allocation of resources.
Oversight
In order to build a more robust, global cross-border governance framework, we are taking measures related to the cross-border booking model and controls at local entities. We also set up functions which controls Financial and
Non-Financial
risk management in Wholesale Front Office. Through this initiative, we have built the framework to strengthen critical first-line risk management functions and enhance oversight of complex business activities carried out globally. In addition, we have introduced globally unified performance management for senior management in the Wholesale Division to better align individual compensation with our medium- and long-term strategic initiatives and Risk and Conduct related performance.
Risk Management
We have redesigned financial risk appetite to more explicitly describe the types and levels of risk that we accept in order to achieve the objectives of our management strategy and business plan and appetites are now expressed in more specific quantitative metrics. In addition, we reviewed our committees to strengthen the governance of portfolio risk management and transaction approvals. Further, in order to enhance the understanding and embeddedness of the roles and responsibilities related to risk management in the three lines of defense model, we clearly documented these roles and responsibilities at the group level and provided related training.

We are also enhancing various methods for measuring risks and exposures and are comprehensively reviewing risks based on multiple risk metrics, including newly developed metrics. Moreover, in order to manage risks appropriately, according to the size and complexity of the business, we have increased staff within the risk control function of the first line, the risk management function of the second line, and Internal Audit, which is the third line.
Risk Culture
As a firm that emphasizes the cultivation of a corporate culture, including a risk culture, we regularly incorporate our attitude into our various plans and publications and continue to communicate it both internally and externally. For example, we revised Nomura Group Code of Conduct in March 2022 to include a new section on “Managing risks appropriately.” In addition to further enhancing the understanding and embeddedness of risk culture through discussion-based workshops and other activities, we have developed a framework for measuring embeddedness over time by adding questions related to risk culture to the Nomura Group Employee Survey. Furthermore, we work to continuously foster our risk culture by incorporating risk culture elements into existing frameworks such as those related to hiring and performance reviews.
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
” of our annual report on
Form 20-F
for the fiscal year ended March 31, 2023, and “
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

Risk Category and Definition
Nomura categories and defines risks as follows and has established departments or units to manage each risk type.

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

Liquidity risk

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
VaR Methodology Assumptions
Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR. A historical simulation is implemented, where historical market moves over a two-year
window are applied to current exposure in order to construct a profit and loss distribution. Potential losses can be estimated at required confidence levels or probabilities. For internal risk management purposes, VaR is calculated across Nomura using a
One-day
time horizon; this data is presented below. A scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. For regulatory reporting purposes, Nomura uses a
Ten-day
time horizon, calculated using actual
Ten-day
historical market moves and employ an equal weight scheme to ensure VaR is not overly sensitive to changing market volatility. To complement VaR under Basel 2.5 regulations, Nomura also computes SVaR, which samples from a one-year
window during a period of financial stress. The SVaR window is regularly calibrated and observations are equally weighted.
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
One-day
trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division.
One-day
trading losses exceeded the 99% VaR estimate (the currently required regulatory backtesting level) at the Nomura Group level once for the 12 months ended March 31, 2023.
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
VaR metrics: 95% Confidence Interval
One-day
VaR data using the confidence level of 95% for the fiscal year ended March 31, 2023 is presented below.
The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	March 31, 2022	March 31, 2023
Equity	¥1.4	¥3.3
Interest rate	2.3	4.7
Foreign exchange	0.9	1.4

Subtotal	4.6	9.4
Less: Diversification Benefit	(1.9)	(3.2)

VaR	¥2.7	¥6.2

	Billions of yen
	For the twelve months ended
	March 31, 2022	March 31, 2023
Maximum daily VaR (1)	¥23.2	¥6.8
Average daily VaR (1)	4.5	4.8
Minimum daily VaR (1)	2.7	2.7

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the fiscal year ended March 31, 2023.

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
Non-Trading
Risk
A major market risk in Nomura’s
non-trading
portfolio relates to equity investments held for operating purposes and on a long-term basis. Equity investments held for operating purposes are minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations held in order to promote existing and potential business relationships. This non-trading
portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the Tokyo Stock Exchange.
Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥10,912 million at the end of March 2022 and ¥6,871 million at the end of March 2023. The TOPIX closed at 1,946.40 points at the end of March 2022 and at 2,003.50 points at the end of March 2023. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.
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
The Credit Risk Control Unit (“CRCU”) is a function within the Risk Model Validation Group which is independent of CRM. It seeks to ensure that Nomura’s internal rating system is properly reviewed and validated, and that breaks or issues are reported to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.
For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk-weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets.
Internal ratings are mapped to the probabilities of default (“PD”) which in turn are used for calculating credit risk-weighted assets. PDs are estimated annually by the Risk Methodology Group and validated by the CRCU through testing of conservativeness and backtesting of PDs used in calculations.

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

Credit Risk to Counterparties in Derivatives Transaction
The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2023 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting (1)	Total Fair Value	Collateral obtained	Replacement cost (3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥41	¥38	¥3	¥4	¥50	¥(107)	¥29	¥2	¥27
AA	260	362	224	55	626	(1,212)	315	47	268
A	425	437	233	149	808	(1,678)	374	101	273
BBB	193	123	79	51	342	(395)	393	134	259
BB and lower	68	135	26	24	41	(217)	77	384	—
Other (2)	37	103	82	101	723	(1,121)	(75)	103	—

Sub-total	¥1,024	¥1,198	¥647	¥384	¥2,590	¥(4,730)	¥1,113	¥771	¥827
Listed	435	63	1	—	—	(192)	307	230	77

Total	¥1,459	¥1,261	¥648	¥384	¥2,590	¥(4,922)	¥1,420	¥1,001	¥904

(1)
Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC
210-20
“
Balance Sheet
—Offsetting
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

Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. The breakdown of top 10 country exposures is as follows:

Top 10 Country Exposures (1)	Billions of yen
(As of March 31, 2023)
United States	4,876
Japan	2,610
United Kingdom	1,158
Singapore	277
Switzerland	235
Luxembourg	220
Canada	204
India	200
Hong Kong	139
France	137

(1)	The table represents the Top 10 country exposures as of March 31, 2023 based on country of risk, combining counterparty and inventory exposures

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
Russia and Ukraine war
Since the war in Ukraine began in February 2022, Nomura has been actively monitoring the impact of the conflict on the Ukraine and Russian economies, as well as on other financial markets. As of March 31, 2023, the total direct exposure of Nomura to Ukraine and Russia was not significant.
Operational Risk Management
Operational risk is the risk of financial loss resulting from inadequate or failed internal processes, people, and systems or from external events, or non-financial impacts such as violations of laws and regulations or deterioration of the reputation of Nomura. Operational risk includes in its definition Compliance, Legal, IT, and Cyber Security, Fraud, Third Party and other non-financial
risks. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.
Operational Risk Management Framework
An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GRMC, with delegated authority from the EMB has formal oversight over the management of operational risk.

This framework is set out below:
Foundation of the risk management framework

•	Policy framework: Sets standards for managing operational risk and details how to monitor adherence to these standards.

•	Training and awareness: Action taken by ORM to improve business understanding of operational risk.
Key risk management activities

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

•
Scenario Analysis: The process used to assess and quantify potential high impact, low likelihood operational risk events. During the process actions may be identified to enhance the control environment.

Outputs from the risk management activities

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

•
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

•	Operational risk capital is calculated at the end of September and March each year.
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

Risk Measures and Controls
Limit Frameworks
The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate escalation policies to facilitate approval of limits at appropriate levels of seniority. The Risk Management Division and the Finance Division are responsible for day-to-day
operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market and credit risks.
New Business Risk Management
The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and transactions are identified and managed appropriately. The new business approval process consists of two components:

(1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions. The liability for non-compliance is also clarified.

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
Fees paid to Nomura by the depositary
The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket
administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered
shareholders of ADRs. From April 1, 2022 to March 31, 2023, the Bank of New York Mellon has waived a total of $185,325.96 in fees (including $54,751.07 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures.
Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2023, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in
Rules 13a-15(e)
and
15d-15(e)
under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2023, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in
Rules 13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2023. Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on of this annual report.
Changes in Internal Control Over Financial Reporting.
Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2023. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2023 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The Company’s Board of Directors has determined that each of that Mr. Noriaki Shimazaki and Mr. Masahiro Ishizuka, a member of the Audit Committee, qualifies as an “audit committee financial expert” as such term is defined by the General Instructions for Item 16A of
Form 20-F.
Additionally, Mr. Noriaki Shimazaki and Mr. Masahiro Ishizuka meet the independence requirements applicable to him under Section 303A.06 of the NYSE Listed Company Manual. For a description of their business experience, see Item 6.A
“Directors and Senior Management—Directors”
in this annual report.
Item 16B. Code of Ethics
In December 2019, we adopted a new code of ethics (as defined in Item 16B of
Form 20-F)
consisting of the “Nomura Group Code of Conduct” and the “Nomura Group Code of Ethics for Financial Professionals”, which replaced our prior code of ethics. The Code of Conduct is periodically reviewed to better respond to the changes in the social and economic conditions and to the expectations of our stakeholders. In March 2023, we revised the previous version of “Nomura Group Code of Conduct” to promote support for mutual growth and teamwork, while maintaining the overall structure of the previous version. A copy of the “Nomura Group Code of Conduct 2023” is attached to this annual report as Exhibit 11.1 and a copy of the “Nomura Group Code of Ethics for Financial Professionals” is attached to this annual report as Exhibit 11.2.
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

	Millions of yen
	Year ended March 31
	2022	2023
Audit Fees	¥3,915	¥4,138
Audit-Related Fees	103	224
Tax Fees	143	330
All Other Fees	106	264

Total	¥4,267	¥4,956

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
Regulation S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the year ended March 31, 2023, we acquired 16,744 shares of the Company’s common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 50,000,000 shares under a share buyback program in accordance with Article
459-1
of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see “
Description of rights of each class of securities registered under Section
 12 of the Securities Exchange Act of 1934
” which is an exhibit to this annual report. As of March 31, 2023, we had 3,004,051,773 outstanding shares of our common stock excluding 229,510,828 shares held as treasury stock.
The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2023.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2022	1,364	¥513	—	—
May 1 to 31, 2022	19,552,388	489	19,551,600	30,448,400
June 1 to 30, 2022	27,407,571	498	27,406,600	3,041,800
July 1 to 31, 2022	3,043,753	497	3,041,800	—
August 1 to 31, 2022	1,594	506	—	—
September 1 to 30, 2022	963	499	—	—
October 1 to 31, 2022	1,245	480	—	—
November 1 to 30, 2022	980	485	—	—
December 1 to 31, 2022	1,573	486	—	—
January 1 to 31, 2023	2,134	501	—	—
February 1 to 28, 2023	1,645	541	—	—
March 1 to 31, 2023	1,534	534	—	—

Total	50,016,744	¥494	50,000,000	—

On April 26, 2022, a resolution of the Board of Directors authorized the Company to purchase up to 50,000,000 shares of our common stock or to a maximum of ¥30 billion during the period from May 17, 2022 through March 31, 2023.
Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

On April 26, 2023, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with
Article 459-1
of the Companies Act. The period of repurchase under the program is from May 16, 2023 to March 29, 2024, and we are authorized to purchase up to 35,000,000 shares of our common stock or to a maximum of ¥20 billion.
As of May 31, 2023, 3,048,229,697 shares of common stock were outstanding, excluding 185,332,904 shares held as treasury stock.
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

The Company currently has nine outside directors among its thirteen Directors.

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
10A-3
under the U.S. Securities Exchange Act of 1934 with two members qualified as audit committee financial expert.

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
1.1
Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on
Form 20-F
(File
No. 001-15270)
and incorporated herein by reference)

1.2	Share Handling Regulations of Nomura Holdings, Inc. (English translation)

1.3
Regulations of the Board of Directors of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on
Form 20-F
(File
No. 001-15270)
and incorporated herein by reference)

1.4
Regulations of the Nomination Committee of Nomura Holdings, Inc. (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on
Form 20-F
(File
No. 001-15270)
and incorporated herein by reference)

1.5
Regulations of the Audit Committee of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on
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
(File
No. 333-166346)
and incorporated herein by reference)

2.2
Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (filed on June 24, 2022 as an exhibit to the Annual Report on
Form 20-F
(File
No. 001-15270)
and incorporated herein by reference)

4.1	Form of Limitation of Liability Agreement (1)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “ Organizational Structure ” in this annual report.

11.1	Nomura Group Code of Conduct 2023 (English translation)

11.2
Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30, 2020 as an exhibit to the Annual Report on
Form 20-F
(File
No. 001-15270)
and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities

Exhibit Number	Description

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.
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

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2023 and 2022, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 28, 2023 expressed an unqualified opinion thereon.
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

Fair value of less liquid financial instruments

Description of the Matter
The Company holds financial instruments for trading, customer facilitation and investment purposes. As disclosed in Note 2 to the consolidated financial statements as of March 31, 2023, the Company had ¥1,093 billion and ¥790 billion of financial instruments assets and liabilities, respectively, categorized within Level 3 of the fair value hierarchy. In determining the fair value of these financial instruments, the Company used valuation models and unobservable inputs which reflect its assumptions and specific data. These inputs are significant to the fair value of the financial instruments and are supported by little or no market activity as of March 31, 2023. The valuation techniques applied by management to determine the fair value of such instruments are described in Note 2 to the consolidated financial statements.

Auditing the fair value of the Company’s Level 3 financial instruments was complex and highly judgmental due to the subjectivity of the judgments used and estimations made by management in determining the fair value for these financial instruments. In particular, to value certain financial instruments, management used a variety of valuation techniques which involved certain underlying valuation assumptions and significant unobservable inputs, including WACC, growth rates, volatilities, correlations, credit spreads, recovery rates, loss severities, prepayment rates, default probabilities and yields.

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

Contingencies for investigations, lawsuits and other legal proceedings

Description of the Matter
The Company is involved in investigations, lawsuits and other legal proceedings. As disclosed in Note 19 to the consolidated financial statements as of March 31, 2023, the Company has recorded litigation provision of ¥42,459 million in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings and for those cases where the loss is considered probable and an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥51 billion.

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

Auditing management’s determination of whether a loss contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective, complex and requires significant judgment. Management judgment is needed to determine whether an obligation exists and a loss contingency should be recorded at March 31, 2023. This includes judgment in the determination of whether an outflow in respect of identified loss contingency is probable and can be estimated reliably. In addition, management judgment is needed to determine if an estimated loss is only reasonably possible rather than probable.

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

Our audit procedures to test the assessment of the probability of incurrence of a loss and whether the loss was reasonably estimable included, among others, reading the minutes of the meetings of the Board of Directors and Executive Management Board, and reading relevant legal correspondence to assess developments in significant matters, requesting and receiving internal and external legal counsel confirmation letters, meeting with internal legal counsel to discuss the allegations and evaluating management’s assessment regarding whether an unfavorable outcome is probable or reasonably possible and the associated measurement of the best estimate. In addition, our audit procedures to test the measurement of the loss contingency and the disclosure of the reasonably possible maximum loss in excess of amounts recognized as a liability included, among others, evaluating the method of measuring the contingency, reading correspondence received from internal and external counsel and inspecting evidence of approval from the individuals with the authority to determine the amount the Company is willing to settle that are used to determine a provision or a range of reasonably possible loss. We evaluated subsequent events and considered whether they corroborate or contradict the Company’s year-end
assessments.

/s
/ Ernst & Young ShinNihon LLC
We have served as the Company’s auditor for SEC reporting purposes since 2002, and as its Japanese statutory auditor since 1973, which includes the years we served as joint auditors between 1978 and 2002.
Tokyo, Japan
June 28, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on Internal Control over Financial Reporting
We have audited Nomura Holdings, Inc.’s (the Company’s) internal control over financial reporting as of March 31, 2023, based on criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting at March 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as of March 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”), and our report dated June 28, 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 28, 2023

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2022	2023
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥3,316,238	¥3,820,685
Time deposits	320,754	409,082
Deposits with stock exchanges and other segregated cash	426,519	291,480

Total cash and cash deposits	4,063,511	4,521,247

Loans and receivables:
Loans receivable (includes ¥1,210,590 and ¥1,650,115 at fair value)	3,579,727	4,013,852
Receivables from customers (includes ¥86,839 and ¥39,107 at fair value)	417,661	379,911
Receivables from other than customers (includes ¥10,362 and ¥ nil at fair value)	1,069,660	819,263
Allowance for credit losses	(66,346)	(5,832)

Total loans and receivables	5,000,702	5,207,194

Collateralized agreements:
Securities purchased under agreements to resell (includes ¥297,653 and ¥303,499 at fair value)	11,879,312	13,834,460
Securities borrowed	4,997,129	4,283,039

Total collateralized agreements	16,876,441	18,117,499

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥4,643,412 and ¥5,656,626; includes ¥14,328 and ¥7,043 at fair value)	15,230,817	17,509,934
Private equity and debt investments (includes ¥10,770 and ¥18,033 at fair value)	65,193	99,399

Total trading assets and private equity and debt investments	15,296,010	17,609,333

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥426,081 and ¥459,954)	419,047	464,316
Non-trading debt securities (includes assets pledged of ¥17,823 and ¥0)	484,681	337,361
Investments in equity securities (includes assets pledged of ¥606 and ¥953)	133,897	97,660
Investments in and advances to affiliated companies (includes assets pledged of ¥5,038 and ¥5,658)	364,281	402,485
Other (includes ¥169,080 and ¥168,780 at fair value)	773,586	1,014,707

Total other assets	2,175,492	2,316,529

Total assets	¥43,412,156	¥47,771,802

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2022	2023
LIABILITIES AND EQUITY
Short-term borrowings (includes ¥710,629 and ¥476,212 at fair value)	¥1,050,141	¥1,008,541
Payables and deposits:
Payables to customers	1,522,961	1,359,948
Payables to other than customers	1,636,725	1,799,585
Deposits received at banks (includes ¥71,156 and ¥159,505 at fair value)	1,760,679	2,137,936

Total payables and deposits	4,920,365	5,297,469

Collateralized financing:
Securities sold under agreements to repurchase (includes ¥411,847 and ¥666,985 at fair value)	12,574,556	14,217,966
Securities loaned (includes ¥104,606 and ¥82,136 at fair value)	1,567,351	1,556,663
Other secured borrowings	396,291	334,319

Total collateralized financing	14,538,198	16,108,948

Trading liabilities	9,652,118	10,557,971
Other liabilities (includes ¥52,110 and ¥34,984 at fair value)	1,020,225	1,175,521
Long-term borrowings (includes ¥4,557,326 and ¥4,957,581 at fair value)	9,258,306	10,399,210

Total liabilities	40,439,353	44,547,660

Commitments and contingencies (Note 19 )
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized — 6,000,000,000 shares Issued — 3,233,562,601 shares Outstanding — 3,017,804,012 and 3,003,679,324 shares	594,493	594,493
Additional paid-in capital	697,507	707,189
Retained earnings	1,606,987	1,647,005
Accumulated other comprehensive income	127,973	318,454

Total NHI shareholders’ equity before treasury stock	3,026,960	3,267,141
Common stock held in treasury, at cost — 215,758,589 and 229,883,277 shares	(112,355)	(118,574)

Total NHI shareholders’ equity	2,914,605	3,148,567

Noncontrolling interests	58,198	75,575
Total equity	2,972,803	3,224,142

Total liabilities and equity	¥43,412,156	¥47,771,802

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
Securitizations and Variable Interest Entities
” for further information.

	Billions of yen
	March 31
	2022	2023
Cash and cash deposits	¥62	¥23
Trading assets and private equity and debt investments	1,024	1,044
Other assets	125	127

Total assets	¥1,211	¥1,194

Trading liabilities	¥0	¥0
Other liabilities	6	5
Borrowings	892	887

Total liabilities	¥898	¥892

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2021	2022	2023
Revenue:
Commissions	¥376,897	¥332,344	¥279,857
Fees from investment banking	108,681	149,603	113,208
Asset management and portfolio service fees	230,047	269,985	271,684
Net gain on trading	310,040	368,799	563,269
Gain on private equity and debt investments	12,734	30,768	14,504
Interest and dividends	356,466	284,222	1,114,690
Gain (loss) on investments in equity securities	14,053	5,446	(1,426)
Other	208,317	152,832	130,940

Total revenue	1,617,235	1,593,999	2,486,726
Interest expense	215,363	230,109	1,151,149

Net revenue	1,401,872	1,363,890	1,335,577

Non-interest expenses:
Compensation and benefits	507,906	529,506	605,787
Commissions and floor brokerage	111,550	105,204	119,237
Information processing and communications	178,835	184,319	209,537
Occupancy and related depreciation	72,367	69,742	66,857
Business development expenses	13,520	15,641	22,636
Other	287,023	232,855	162,049

Total non-interest expenses	1,171,201	1,137,267	1,186,103

Income before income taxes	230,671	226,623	149,474

Income tax expense	70,274	80,090	57,798

Net income	¥160,397	¥146,533	¥91,676

Less: Net income (loss) attributable to noncontrolling interests	7,281	3,537	(1,110)

Net income attributable to NHI shareholders	¥153,116	¥142,996	¥92,786

	Yen
Per share of common stock:
Basic —
Net income attributable to NHI shareholders per share	¥50.11	¥46.68	¥30.86

Diluted —
Net income attributable to NHI shareholders per share	¥48.63	¥45.23	¥29.74

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2021	2022	2023
Net income	¥160,397	¥146,533	¥91,676
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	46,821	122,468	107,058
Deferred income taxes	(1,287)	(946)	(145)

Total	45,534	121,522	106,913

Defined benefit pension plans:
Pension liability adjustment	20,720	(404)	16,422
Deferred income taxes	(1,626)	78	(4,793)

Total	19,094	(326)	11,629

Own credit adjustments:
Own credit adjustments	(91,666)	60,777	95,047
Deferred income taxes	15,943	(12,930)	(22,050)

Total	(75,723)	47,847	72,997

Total other comprehensive income (loss)	(11,095)	169,043	191,539

Comprehensive income	149,302	315,576	283,215
Less: Comprehensive income (loss) attributable to noncontrolling interests	8,225	6,463	(52)

Comprehensive income attributable to NHI shareholders	¥141,077	¥309,113	¥283,267

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2021	2022	2023
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	683,232	696,122	697,507
Stock-based compensation awards	11,775	1,421	9,411
Changes in ownership interests in subsidiaries	—	—	287
Changes in an affiliated company’s interests in its subsidiary	1,115	—	—
Changes in an affiliated company’s interests	—	(36)	(16)

Balance at end of year	696,122	697,507	707,189

Retained earnings
Balance at beginning of year	1,645,451	1,533,713	1,606,987
Cumulative effect of change in accounting principle (1)	(18,200)	—	—
Net income attributable to NHI shareholders	153,116	142,996	92,786
Cash dividends	(107,104)	(67,007)	(51,050)
Gain (loss) on sales of treasury stock	(346)	(2,715)	(1,718)
Cancellation of treasury stock	(139,204)	—	—

Balance at end of year	1,533,713	1,606,987	1,647,005

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(26,274)	18,316	136,912
Net change during the year	44,590	118,596	105,855

Balance at end of year	18,316	136,912	242,767

Defined benefit pension plans
Balance at beginning of year	(62,571)	(43,477)	(43,803)
Pension liability adjustment	19,094	(326)	11,629

Balance at end of year	(43,477)	(43,803)	(32,174)

Own credit adjustments
Balance at beginning of year	62,740	(12,983)	34,864
Own credit adjustments	(75,723)	47,847	72,997

Balance at end of year	(12,983)	34,864	107,861

Balance at end of year	(38,144)	127,973	318,454

(1)	Represents the adjustments to initially apply Accounting Standards Update ASU 2016-13, “ Measurement of Credit Losses on Financial Instruments ” for the year ended March 31, 2021.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2021	2022	2023
Common stock held in treasury
Balance at beginning of year	(243,604)	(91,246)	(112,355)
Repurchases of common stock	(11)	(39,650)	(24,728)
Sales of common stock	0	0	0
Common stock issued to employees	13,165	18,541	18,509
Cancellation of treasury stock	139,204	—	—

Balance at end of year	(91,246)	(112,355)	(118,574)

Total NHI shareholders’ equity
Balance at end of year	2,694,938	2,914,605	3,148,567

Noncontrolling interests
Balance at beginning of year	77,797	61,513	58,198
Cash dividends	(1,416)	(1,421)	(3,277)
Net income (loss) attributable to noncontrolling interests	7,281	3,537	(1,110)
Accumulated other comprehensive income attributable to noncontrolling interests
Cumulative translation adjustments	944	2,926	1,058
Purchase/sale (disposition) of subsidiary shares, etc., net	673	1,307	(301)
Other net change in noncontrolling interests	(23,766)	(9,664)	21,007

Balance at end of year	61,513	58,198	75,575

Total equity
Balance at end of year	¥2,756,451	¥2,972,803	¥3,224,142

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2021	2022	2023
Cash flows from operating activities:
Net income	¥160,397	¥146,533	¥91,676
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	63,846	59,524	61,424
Stock-based compensation	28,251	27,941	35,216
(Gain) loss on investments in equity securities	(14,053)	(5,446)	1,426
(Gain) loss on investments in subsidiaries and affiliates	45,086	(79,396)	(23,889)
Equity in earnings of affiliates, net of dividends received	(15,716)	(20,235)	(34,127)
(Gain) loss on disposal of office buildings, land, equipment and facilities	(64,730)	(3,490)	344
Deferred income taxes	(21,113)	3,106	6,137
Changes in operating assets and liabilities:
Time deposits	43,560	(23,064)	(70,532)
Deposits with stock exchanges and other segregated cash	13,878	(18,408)	170,632
Trading assets and private equity and debt investments	1,468,357	1,254,261	(1,576,531)
Trading liabilities	777,741	(284,747)	467,257
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,453,871)	(2,220,493)	(590,424)
Securities borrowed, net of securities loaned	(1,242,489)	595,116	834,438
Other secured borrowings	(326,450)	2,120	(62,416)
Loans and receivables, net of allowance for credit losses	1,145,429	(412,429)	178,254
Payables	(33,994)	(247,980)	(139,417)
Bonus accrual	15,840	(1,865)	(3,319)
Accrued income taxes, net	55,712	(37,639)	(42,603)
Other, net	20,089	(102,119)	(278,296)

Net cash provided by (used in) operating activities	665,770	(1,368,710)	(974,750)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(119,875)	(111,331)	(171,165)
Proceeds from sales of office buildings, land, equipment and facilities	49,642	94,985	63,648
Payments for purchases of investments in equity securities	—	(300)	(100)
Proceeds from sales of investments in equity securities	6,502	2,502	35,499
Increase in loans receivable at banks, net	(83,412)	(112,782)	(84,570)
Decrease (increase) in non-trading debt securities, net	38,409	(51,065)	159,558
Business combinations or disposals, net	(11,152)	—	16,950
Decrease (increase) in investments in affiliated companies, net	(9,182)	103,437	18,180
Other, net	(9,958)	29,253	945

Net cash provided by (used in) investing activities	(139,026)	(45,301)	38,945

Cash flows from financing activities:
Increase in long-term borrowings	2,067,725	3,895,059	2,337,586
Decrease in long-term borrowings	(2,068,695)	(2,670,106)	(1,230,365)
Decrease in short-term borrowings, net	(325,237)	(475,509)	(81,925)
Increase in deposits received at banks, net	126,177	448,099	326,299
Proceeds from sales of common stock held in treasury	215	11	4
Payments for repurchases of common stock held in treasury	(11)	(39,650)	(24,728)
Payments for cash dividends	(76,358)	(70,714)	(57,262)
Contributions from noncontrolling interests	6,257	—	59,718
Distributions to noncontrolling interests	—	(16,475)	(37,630)

Net cash provided by (used in) financing activities	(269,927)	1,070,715	1,291,697

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	60,884	149,693	148,552

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	317,701	(193,603)	504,444
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,192,310	3,510,011	3,316,408

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	¥3,510,011	¥3,316,408	¥3,820,852

Supplemental information:
Cash paid during the year for—
Interest	¥222,024	¥225,679	¥1,098,815

Income tax payments, net	¥35,675	¥114,623	¥94,263

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

	Millions of yen
	Year ended March 31
	2021	2022	2023
Cash and cash equivalents reported in Cash and cash equivalents	¥3,509,754	¥3,316,238	¥3,820,685
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	257	170	167

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥3,510,011	¥3,316,408	¥3,820,852

Non-cash
—
Total amount of
right-of-use
assets recognized for the years ended March 31, 2021, 2022 and 2023 were ¥41,279 million, ¥32,208 million and ¥36,032 million, respectively.

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
In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Investment Management segment, Nomura mainly provides various investment management services and investment solutions such as establishing and managing investment trusts, discretionary investment services for domestic and overseas investors, investment and management for investment corporation and for funds for institutional investors, and management of Tokumei kumiai (silent partnerships). In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory.
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
”(“ASC 825”) and reported within
Trading assets, Private equity and debt investments or Other assets
—
Other
in consolidated balance sheets, depending on the nature and purpose of the investments.

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
Certain consolidated entities are investment companies under ASC 946 “
Financial Services
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
Allowance for current expected credit losses—
Management recognizes allowance for current expected credit losses on financial assets not carried at fair value and certain off-balance
sheet financial instruments including unfunded loan commitments not carried at fair value in accordance with ASC 326,
“Financial Instruments – Credit Losses”
(“ASC 326”).
Current expected credit losses are calculated over the expected life of the financial instruments in scope of the requirements on an individual or a portfolio basis, considering all relevant, reasonable and supportable information available about the collectability of cash flows, including information about past events, current conditions and future forecasts. Accrued interest receivables are excluded from the amortized cost basis of financing receivables when calculating current expected credit losses.
The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the current expected credit losses impairment model (“CECL impairment model”) primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied by Nomura.
Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within
Allowance for credit losses
while allowances for current expected credit losses against
off-balance
sheet financial instruments are reported in the consolidated balance sheets within
Other liabilities
. All movements in the allowances are reported in the consolidated statements of income within
Other expenses.
See Note 7
“Financing receivables”
for further information including how allowances for current expected credit losses are calculated.
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
In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities or other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are carried at fair value and reported within
Trading assets
in the consolidated balance sheets with the change in fair value reported within
Revenue
—Net gain on trading
in the consolidated statements of income.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency translation—
The financial statements of the Company’s subsidiaries and operations are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries and operations which have a functional currency other than Japanese Yen are translated into Japanese Yen at exchange rates at the balance sheet date, and all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are reported within
Accumulated other comprehensive income
(loss)
in NHI shareholders’ equity.
Foreign currency assets and liabilities are translated at exchange rates at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of income.
Revenue from services provided to customers—
Nomura earns revenue through fees and commissions from providing financial services to customers across all three business divisions. These services primarily include trade execution and clearing services, distribution of fund unit services, financial advisory services, underwriting and distribution services and asset management services.
Revenue is recognized when or as the client obtains control of the service provided by Nomura which depends on when each of the key distinct substantive promises made by Nomura within the contract with the client (“performance obligations”) are satisfied. Such performance obligations are generally satisfied at a particularly point in time or, if certain criteria are met, over a period of time.
Revenue from providing distribution of fund units and clearing services is reported in the consolidated statements of income within
Revenue
—
Commissions,
revenue from asset management services is reported in
Revenue
—
Asset management and portfolio service fees
and revenue from financial advisory services, underwriting and distribution services is reported in
Revenue
—
Fees from investment banking
.
Costs to obtain or fulfill the underlying contract to provide services to a client are deferred as assets if certain criteria are met. These deferred costs, which are reported in the consolidated balance sheets within
Other assets
are released to the consolidated statements of income when the related revenue from providing the service is also recognized or earlier if there is evidence that the costs are not recoverable and therefore impaired
.
Trading assets and trading liabilities—
Trading assets
primarily comprise debt securities, equity securities and derivative assets which are recognized on the consolidated balance sheets on a trade date basis and loans which are recognized on the consolidated balance sheets on a settlement date basis.
Financial assets are classified as being held for trading when any of the following criteria are met:

•	The financial assets are originated or acquired with the intention to generate profit through sale in the short-term;

•	The financial assets are part of a portfolio of identified financial instruments that are managed together for the purposes of short-term profit or arbitrage profit-taking; or

•	The financial assets are derivative assets.
Trading liabilities
primarily comprise short sales of securities and derivative liabilities, which are recognized on the consolidated balance sheets on a trade date basis. Trading assets and liabilities are carried at fair value and changes in fair value are generally reported within
Revenue
—
Net gain on trading
in the consolidated statements of income.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain nonderivative trading liabilities are held to economically hedge the price risk of specific investments in equity securities held for operating purposes. Changes in fair value of these trading liabilities are reported within
Revenue—Gain (loss) on investments in equity securities
in
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
Other assets
—
Other
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
All Nomura-owned assets pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically within
Trading assets as Assets pledged
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
—
Net gain on trading
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
Interest expense
and
Revenue
—
Other
, respectively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
—
Other
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
—
Interest and dividends
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
—
Net gain on trading
.
Loans receivable carried at amortized cost
Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and direct costs, unamortized premiums or discounts on purchased loans and after

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deducting applicable allowances for current expected credit losses under ASC 326 which Nomura initially adopted from April 1, 2020.
Loan origination fees, net of direct origination costs, are amortized to
Revenue
—
Interest and dividends
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
These amounts are carried at contractual amounts due less any applicable allowance for current expected credit losses recognized under ASC 326.
See Note 7 “
Financing receivables”
for further information including how allowances for current expected credit losses under ASC 326 are determined.
Loan commitments—
Unfunded loan commitments written by Nomura are accounted for as either off-balance
sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the fair value option.
These loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or will be elected for the fair value option, the loan commitment is also generally carried at fair value, with changes in fair value reported in the consolidated statements of income within
Revenue
—
Net gain on trading
. Loan commitment fees integral to the loan commitment are recognized as part of the fair value of the commitment.
For loan commitments where the loan will be held for the foreseeable future and will not be elected for the fair value option, Nomura recognizes allowances for current expected credit losses in accordance with ASC 326. Loan commitment fees are generally deferred and recognized over the term of the loan when funded as an adjustment to yield. If drawdown of the loan commitment is considered remote, loan commitment fees are recognized over the commitment period as service revenue.
See Note 7
“Financing receivables”
for further information including how allowances for current expected credit losses under ASC 326 are determined.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Leases and subleases entered into by Nomura as either lessor or lessee are classified as either operating or finance leases on inception date in accordance with ASC 842
“Leases”.
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
The estimated useful lives for significant asset classes are as follows:

Office buildings	3 to 50 years
Equipment and facilities	3 to 20 years
Software	3 to 10 years

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Other
non-trading
debt and equity securities—
Certain subsidiaries within Nomura hold debt securities and minority stakes in equity securities for non-trading
purposes.
Non-trading
securities held by these subsidiaries are carried at fair value and reported within
Other assets
—
Non-trading
debt securities
and
Other assets
—
Other
in the consolidated balance sheets with changes in fair value reported within
Revenue
—
Other
in the consolidated statements of income. Realized gains and losses on non-trading
securities are reported within
Revenue
—
Other
in the consolidated statements of income.
Short-term and long-term borrowings—
Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain substantive features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date, provided exercise of such features are not considered to be remote. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Other short and long-term borrowings are carried at amortized cost.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
See Note 10 “
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
Deferred tax assets and deferred tax liabilities that relate to the same tax-paying
component within a particular tax jurisdiction are offset in the consolidated balance sheets. Net deferred tax assets and net deferred tax liabilities are reported within
Other assets
—
Other
and
Other liabilities
in the consolidated balance sheets.
Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each reporting period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.
Nomura reports income
tax-related
interest and penalties within
Income tax expense
in the consolidated statements of income.
See Note 1
4
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
See Note 1
3
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
See Note 1
1
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
Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not (i.e., greater than 50% likelihood) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. A goodwill impairment loss is recognized through the consolidated statements of income as the excess of the carrying amount of a reporting unit, including goodwill, over its fair value but limited to the total amount of goodwill allocated to the reporting unit. Intangible assets not subject to amortization (“indefinite-lived intangible assets”) are tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Similar to goodwill, Nomura tests an indefinite-lived intangible asset by initially qualitatively assessing whether events or circumstances indicate that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the intangible asset is

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the intangible asset is below its carrying value, the current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value.
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
See Note
9
“
Other assets
—
Office buildings, land, equipment and facilities and Other / Other liabilities”
for further information.
Equity method investments—
Nomura’s equity method investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment. If we conclude that an other-than-temporary impairment exists, the investment is written down to its fair value, which establishes a new cost basis to be used prospectively for application of the equity method investments.
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
See Note 12 “
Employee benefit plans
” for further information.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting pronouncements adopted during the current year—
No new accounting pronouncements relevant to Nomura were adopted during the year ended March 31, 2023
.
Future accounting developments—
The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2023, the expected date of adoption by Nomura and whether the new accounting pronouncement may have a material impact on these consolidated financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2022-02 “Financial instruments – Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures”
•  Eliminates specific recognition and measurement guidance for troubled debt restructurings (“TDRs”). Single guidance to be applied to all modifications when determining whether a modification results in a new receivable or a continuation of an existing receivable;

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

•  Augments the current requirements for public business entity creditors to disclose current-period gross write-offs by year of origination (i.e., the vintage year) for financing receivables and net investments in leases.
		Nomura will adopt the amendments from April 1, 2023.	No material financial impact expected unless a significant number of TDRs occur in the future. Certain disclosures about modification of receivables and write-offs will be updated or removed.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements

ASU 2022-03 “Fair value measurement (Topic 820)”
•  Clarifies that a contractual sale restriction is an entity-specific characteristic and therefore should not be considered in the fair value measurement of an equity security.

•  Enhances disclosures for fair value of investments in equity securities subject to contractual sale restrictions, nature and remaining duration of the restrictions and circumstances that could cause a lapse in the restrictions.
		Nomura currently plans to adopt the amendments from April 1, 2024.	No material financial impact expected.
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
Increases and decreases in the fair value of assets and liabilities may significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency, such as during the
COVID-19
pandemic in 2021 and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

economic hedging strategies to mitigate risk, although these hedges are also subject to unpredictable movements in the market.
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
Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out
adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions. Changes in these valuation adjustments may have a significant impact on our consolidated financial statements.
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
For example, the fair value of certain financial instruments includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.
Fair value hierarchy
All financial instruments carried at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:
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
Certain criteria used to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments carried at fair value on a recurring basis as of March 31, 2022 and 2023 within the fair value hierarchy.

	Billions of yen
	March 31, 2022
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2022
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,100	¥1,041	¥14	¥—	¥3,155
Private equity and debt investments (5)	22	—	32	—	54
Japanese government securities	1,730	—	—	—	1,730
Japanese agency and municipal securities	—	184	2	—	186
Foreign government, agency and municipal securities	3,220	2,010	10	—	5,240
Bank and corporate debt securities and loans for trading purposes	—	1,134	220	—	1,354
Commercial mortgage-backed securities (“CMBS”)	—	0	7	—	7
Residential mortgage-backed securities (“RMBS”)	—	1,450	8	—	1,458
Issued/Guaranteed by government sponsored entity	—	1,376	—	—	1,376
Other	—	74	8	—	82
Real estate-backed securities	—	58	79	—	137
Collateralized debt obligations (“CDOs”) and other (6)	—	34	26	—	60
Investment trust funds and other	293	23	0	—	316

Total trading assets and private equity and debt investments	7,365	5,934	398	—	13,697

Derivative assets (7)
Equity contracts	3	874	97	—	974
Interest rate contracts	120	11,755	63	—	11,938
Credit contracts	12	398	33	—	443
Foreign exchange contracts	—	4,777	29	—	4,806
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(16,608)	(16,608)

Total derivative assets	136	17,804	222	(16,608)	1,554

Subtotal	¥7,501	¥23,738	¥620	¥(16,608)	¥15,251

Loans and receivables (8)	—	1,103	205	—	1,308
Collateralized agreements (9)	—	282	16	—	298
Other assets (2)
Non-trading debt securities	117	367	—	—	484
Other (3)(4)	146	136	197	—	479

Total	¥7,764	¥25,626	¥1,038	¥(16,608)	¥17,820

Liabilities:
Trading liabilities
Equities	¥1,796	¥8	¥0	¥—	¥1,804
Japanese government securities	1,098	—	—	—	1,098
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	3,451	1,328	0	—	4,779
Bank and corporate debt securities	—	222	3	—	225
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other (6)	—	3	0	—	3
Investment trust funds and other	76	0	0	—	76

Total trading liabilities	6,421	1,561	3	—	7,985

Derivative liabilities (7)
Equity contracts	2	1,368	87	—	1,457
Interest rate contracts	60	10,826	74	—	10,960
Credit contracts	14	434	66	—	514
Foreign exchange contracts	0	4,795	19	—	4,814
Commodity contracts	0	1	—	—	1
Netting	—	—	—	(16,079)	(16,079)

Total derivative liabilities	76	17,424	246	(16,079)	1,667

Subtotal	¥6,497	¥18,985	¥249	¥(16,079)	¥9,652

Short-term borrowings (11)	¥—	¥653	¥58	¥—	¥711
Payables and deposits (10)(12)	—	63	8	—	71
Collateralized financing (9)	—	516	—	—	516
Long-term borrowings (11)(13)(14)	23	4,055	479	—	4,557
Other liabilities (15)	32	155	32	—	219

Total	¥6,552	¥24,427	¥826	¥(16,079)	¥15,726

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2023
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥1,906	¥1,111	¥4	¥—	¥3,021
Private equity and debt investments (5)	25	—	52	—	77
Japanese government securities	1,627	—	—	—	1,627
Japanese agency and municipal securities	—	157	2	—	159
Foreign government, agency and municipal securities	3,566	2,221	8	—	5,795
Bank and corporate debt securities and loans for trading purposes	—	1,268	258	—	1,526
Commercial mortgage-backed securities (“CMBS”)	—	—	0	—	0
Residential mortgage-backed securities (“RMBS”)	—	3,402	8	—	3,410
Issued/Guaranteed by government sponsored entity	—	3,265	—	—	3,265
Other	—	137	8	—	145
Real estate-backed securities	—	58	95	—	153
Collateralized debt obligations (“CDOs”) and other (6)	—	35	28	—	63
Investment trust funds and other	307	3	2	—	312

Total trading assets and private equity and debt investments	7,431	8,255	457	—	16,143

Derivative assets (7)
Equity contracts	2	1,052	11	—	1,065
Interest rate contracts	73	12,593	133	—	12,799
Credit contracts	8	232	36	—	276
Foreign exchange contracts	0	4,171	49	—	4,220
Commodity contracts	1	2	—	—	3
Netting	—	—	—	(16,943)	(16,943)

Total derivative assets	84	18,050	229	(16,943)	1,420

Subtotal	¥7,515	¥26,305	¥686	¥(16,943)	¥17,563

Loans and receivables (8)	—	1,498	191	—	1,689
Collateralized agreements (9)	—	286	17	—	303
Other assets (2)
Non-trading debt securities	87	247	3	—	337
Other (3)(4)	188	164	196	—	548

Total	¥7,790	¥28,500	¥1,093	¥(16,943)	¥20,440

Liabilities:
Trading liabilities
Equities	¥2,068	¥13	¥1	¥—	¥2,082
Japanese government securities	1,469	—	—	—	1,469
Japanese agency and municipal securities	—	5	—	—	5
Foreign government, agency and municipal securities	3,579	1,021	0	—	4,600
Bank and corporate debt securities	—	232	3	—	235
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	158	—	0	—	158

Total trading liabilities	7,274	1,271	4	—	8,549

Derivative liabilities (7)
Equity contracts	3	1,602	5	—	1,610
Interest rate contracts	45	12,080	122	—	12,247
Credit contracts	14	276	68	—	358
Foreign exchange contracts	0	4,090	30	—	4,120
Commodity contracts	—	3	—	—	3
Netting	—	—	—	(16,329)	(16,329)

Total derivative liabilities	62	18,051	225	(16,329)	2,009

Subtotal	¥7,336	¥19,322	¥229	¥(16,329)	¥10,558

Short-term borrowings (11)	¥—	¥446	¥30	¥—	¥476
Payables and deposits (10)(12)	—	142	17	—	159
Collateralized financing (9)	—	749	—	—	749
Long-term borrowings (11)(13)(14)	27	4,437	493	—	4,957
Other liabilities (15)	108	175	21	—	304

Total	¥7,471	¥25,271	¥790	¥(16,329)	¥17,203

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)
Investments that are carried at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2022 and March 31, 2023, the fair values of these investments which are included in
Trading assets and private equity and debt investments
were ¥45 billion and ¥47 billion, respectively. As of March 31, 2022 and March 31, 2023, the fair values of these investments which are included in
Other assets—Others
were ¥3 billion and ¥3 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)
Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of ¥101,503 million and ¥32,394 million, respectively, as of March 31, 2022 and ¥69,475 million and ¥28,185 million, respectively, as of March 31, 2023.

(5)
Private equity and debt investments
include private
non-traded
financial instruments including minority private equity and venture capital equity investments and other junior debt investments such as mezzanine debt held for non-trading
purposes, and
post-IPO
investments. These investments also include minority equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(6)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(7)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(8)	Includes loans and receivables for which the fair value option has been elected.
(9)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(10)	Includes deposits received at banks for which the fair value option has been elected.
(11)	Includes structured notes for which the fair value option has been elected.
(12)
Includes embedded derivatives bifurcated from deposits received at banks. Deposits are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(13)
Includes embedded derivatives bifurcated from issued structured notes. Structured notes are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets

(14)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(15)	Includes loan commitments for which the fair value option has been elected.
Valuation techniques by major class of financial instrument
The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.
Equities
and equity securities reported within
Other assets
—Equities and equity securities reported within
Other assets
include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market
prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2022 and 2023, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.
Private equity and debt investments
—The determination of fair value of unlisted equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/Earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, PE data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.
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
Bank and corporate debt securities
—The fair value of bank and corporate debt securities is primarily determined using broker or dealer quotations and recent market transactions of identical or similar debt securities if available, but also using DCF valuation techniques. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.
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
Collateralized debt obligations (“CDOs”) and other
—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.
Investment trust funds and other
—Publicly traded funds which are valued based on quoted prices in active markets are classified in Level 1 of the fair value hierarchy. Investments in funds that are not publicly traded but Nomura has the ability to redeem its investment at NAV per share on the balance sheet date are valued at NAV and classified in Level 2. Investments in funds which are valued using significant unobservable valuation inputs such as credit spreads of issuer and correlation are classified in Level 3. Investment in funds that are carried at fair value using NAV per share as a practical expedient are not classified in the fair value hierarchy.
Derivatives
—
Equity contracts
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
Derivatives—Interest rate contracts
—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.
Derivatives—Credit contracts
—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.
Derivatives
—Foreign exchange contracts
—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.
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
The fair value of structured notes is determined using quoted prices in active markets for the identical instrument if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable valuation inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Quantitative and qualitative information regarding significant unobservable valuation inputs
The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2022 and 2023. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥14	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	32	DCF	WACC Growth rates Liquidity discounts	7.1 – 13.0% 0.0 – 2.0% 5 .0 – 30.0%	10.2% 0.7% 18.5%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios	2.0 – 11.2 x	6.9 x	Higher fair value	No predictable interrelationship
			PE Ratios	10.7 – 12.6 x	11.6 x	Higher fair value
			Liquidity discounts	5.0 – 20.0%	11.9%	Lower fair value

Foreign government, agency and municipal securities	10	DCF	Credit spreads Recovery rates	0.0 – 1.3% 6.0%	0.7% 6.0%	Lower fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Bank and corporate debt securities and loans for trading purposes	220	DCF	Credit spreads Recovery rates	0.1 – 114.7% 0.0 – 100.0%	7.2% 84.4%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage backed securities (“CMBS”)	7	DCF	Yields Loss severities	4.3 – 11.1% 28.3 – 73.0%	4.6% 40.8%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	8	DCF	Yields Prepayment rates Loss severities	0.0 – 22.2% 6.9 – 15.0% 0.0 – 99.9%	8.4% 9.5% 6.9%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	79	DCF	Loss severities	0.0 – 21.2%	2.9%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	26	DCF	Yields Prepayment rates Default probabilities Loss severities	5.5 – 27.5% 18.0 – 20.0% 2.0% 0.0 – 100.0%	13.1% 19.5% 2.0% 44.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Derivatives, net:
Equity contracts	¥10	Option models	Dividend yield Volatilities Correlations	0.0 – 12.6% 0.0 – 109.7% (0.80) – 0.97	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(11)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 3.3% 9.2 – 13.9% 34.8 – 128.3 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(33)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 428.7% 0.0 – 90.0% 50.0 – 67.6% 0.00 – 0.90	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	10	Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 2.9% 2.4 – 39.3% 13.9 – 24.0 bp (0.25) – 0.84	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	205	DCF	Credit spreads Recovery rates	0.0 – 21.5% 44.0 – 100.0%	6.0% 98.2%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	16	DCF	Repo rate	2.8 – 6.0%	3.6%	Lower fair value	Not applicable

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Other assets
Other (7)	197	DCF	WACC Growth rates Liquidity discounts	10.1% 2.0% 10.0%	10.1% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	3.6 – 5.9 x 6.7 – 30.8 x 0.3 – 1.7 x 25.0 – 40.0%	4.4 x 13.1 x 0.9 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities
Bank and corporate debt securities	3	DCF	Recovery rates	3.9 – 97.0%	84.1%	Higher fair value	Not applicable

Short-term borrowings	58	DCF/ Option models	Volatilities Correlations	5.0 – 97.0% (0.80) – 0.93	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	8	DCF/ Option models	Volatilities Volatilities Correlations	9.2 – 11.3% 41.2 – 69.6 bp 0.34 – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	479	DCF	Loss severities	0.0%	0.0%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	5.0 – 97.0% 41.2 – 69.6 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	32	DCF	Recovery rates	90.0%	90.0%	Higher fair value	Not applicable

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥4	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	52	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5 – 17.5% 0.0 – 2.0% 7.5 – 10.9% 5.0 – 30.0%	10.1% 0.7% 9.8% 17.1%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	2.0 – 11.7 x 11.3 – 24.3 x 5.0 – 20.0%	8.4 x 14.4 x 11.0%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	8	DCF	Credit spreads Recovery rates	0.0 – 1.7% 6.3 – 18.0%	0.7% 8.1%	Lower fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Bank and corporate debt securities and loans for trading purposes	258	DCF	Credit spreads Recovery rates	0.0 – 21.8% 0.0 – 100.0%	5.7% 83.1%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	8	DCF	Yields Prepayment rates Loss severities	17.7 – 28.6% 12.0 – 15.0% 0.4 – 99.6%	24.3% 13.2% 20.3%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	95	DCF	Loss severities	1.3 – 70.0%	9.2%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	28	DCF	Yields Prepayment rates Default probabilities Loss severities	6.0 – 38.9% 18.0 – 20.0% 2.0% 50.0 – 100.0%	13.9% 19.0% 2.0% 52.6%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	2	DCF	Liquidity discounts	0.0 – 2.0%	1.0%	Lower fair value	Not applicable

Derivatives, net:
Equity contracts	¥6	Option models	Dividend yield Volatilities Correlations	0.0 - 25.1% 15.4 – 108.6% (0.85) - 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	11	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	1.0 - 4.4% 10.7 - 14.1% 38.5 - 147.4 bp (1.00) - 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(32)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.1 - 348.3% 0.0 - 90.0% 55.5 - 61.1% 0.23 - 0.90	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	19	Option models	Volatilities Correlations	1.0 - 23.6% 0.18 - 0.74	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	191	DCF	Credit spreads Recovery rates	0.0 - 25.8% 22.1 - 100.0%	7.1% 74.5%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	17	DCF	Repo rate	2.8 - 6.0%	3.4%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	3	DCF	Credit spreads	0.0%	0.0%	Lower fair value	Not applicable

Other (7)	196	DCF	WACC Growth rates	11.2% 3.0%	11.2% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.0 - 5.4 x 7.4 - 30.8 x 0.3 - 1.6 x 25.0 - 30.0%	4.4 x 10.3 x 0.8 x 29.8%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities
Bank and corporate debt securities	3	DCF	Recovery rates	4.5 - 95.0%	65.5%	Higher fair value	Not applicable

Short-term borrowings	30	DCF/ Option models	Volatilities Correlations	15.4 - 100.6% (0.80) - 0.95	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	17	DCF/ Option models	Volatilities Correlations	10.7 - 11.3% 0.40 - 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	493	DCF	Loss severities	0.0 - 30.0%	9.0%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities	10.5 - 100.6%	—	Higher fair value	No predictable interrelationship
			Volatilities Correlations	51.9 - 63.6 bp (1.00) - 0.98	— —	Higher fair value Higher fair value

Other liabilities	21	DCF	Recovery rates	40.0 - 98.5%	89.9%	Higher fair value	Not applicable

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
Derivatives
—
Equity contracts
—The significant unobservable valuation inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.
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
Derivatives
—
Foreign exchange contracts
—
The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges (e.g., versus the U.S. Dollar) while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in Level 3 financial instruments
The following tables present gains and losses as well as increases and decreases of financial instruments carried at fair value on a recurring basis which Nomura classified in Level 3 of the fair value hierarchy for the years ended March 31, 2022 and 2023. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.
For the years ended March 31, 2022 and 2023, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2023
	Balance as of April 1, 2022	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of March 31, 2023
Assets:
Trading assets and private equity and debt investments

Equities	¥14	¥(2)	¥—	¥11	¥(13)	¥—	¥1	¥1	¥(8)	¥4
Private equity and debt investments	32	11	—	27	(18)	—	0	—	—	52
Japanese agency and municipal securities	2	0	—	0	0	—	—	—	—	2
Foreign government, agency and municipal securities	10	0	—	15	(17)	—	0	1	(1)	8
Bank and corporate debt securities and loans for trading purposes	220	(3)	—	273	(266)	—	13	100	(79)	258
Commercial mortgage-backed securities (“CMBS”)	7	0	—	0	0	—	—	0	(7)	0
Residential mortgage-backed securities (“RMBS”)	8	(1)	—	3	(12)	—	0	10	0	8
Real estate-backed securities	79	(10)	—	160	(141)	—	7	—	—	95
Collateralized debt obligations (“CDOs”) and other	26	(6)	—	69	(69)	—	2	10	(4)	28
Investment trust funds and other	0	0	—	64	(62)	—	0	0	—	2

Total trading assets and private equity and debt investments	398	(11)	—	622	(598)	—	23	122	(99)	457

Derivatives, net (3)
Equity contracts	10	(4)	—	—	—	(23)	(4)	11	16	6
Interest rate contracts	(11)	(6)	—	—	—	14	1	9	4	11
Credit contracts	(33)	24	—	—	—	(5)	(3)	0	(15)	(32)
Foreign exchange contracts	10	2	—	—	—	5	2	0	0	19

Total derivatives, net	(24)	16	—	—	—	(9)	(4)	20	5	4

Subtotal	¥374	¥5	¥—	¥622	¥(598)	¥(9)	¥19	¥142	¥(94)	¥461

Loans and receivables	¥205	¥21	¥—	¥85	¥(123)	¥—	¥12	¥65	¥(74)	¥191
Collateralized agreements	16	0	—	—	—	—	1	—	—	17
Other assets
Non-trading debt securities	—	0	—	0	—	—	1	2	—	3
Other	197	(12)	0	10	(14)	—	14	1	—	196

Total	¥792	¥14	¥0	¥717	¥(735)	¥(9)	¥47	¥210	¥(168)	¥868

Liabilities:
Trading liabilities
Equities	¥0	¥(1)	¥—	¥0	¥(2)	¥—	¥0	¥2	¥—	¥1
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	0
Bank and corporate debt securities	3	0	—	2	(6)	—	0	7	(3)	3
Collateralized debt obligations (“CDOs”) and other	0	—	—	1	(1)	—	0	—	—	—
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥3	¥(1)	¥—	¥3	¥(9)	¥—	¥0	¥9	¥(3)	¥4

Short-term borrowings	58	(4)	0	43	(32)	—	0	10	(53)	30
Payables and deposits	8	1	0	17	0	—	—	8	(15)	17
Long-term borrowings	479	4	7	238	(152)	—	2	114	(177)	493
Other liabilities	32	16	—	5	(2)	—	3	0	(1)	21

Total	¥580	¥16	¥7	¥306	¥(195)	¥—	¥5	¥141	¥(249)	¥565

(1)
Includes gains and losses reported primarily within
Net gain on trading, Gain on private equity and debt investments, and also within
Gain (loss) on investments in equity securities, Revenue
—
Other
and
Non-interest
expenses
—
Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the year s ended March 31, 2022 and March 31, 2023.
(5)
Transfers into Level
 3
indicate certain valuation inputs of a financial instrument become unobservable or significant.
Transfers out of Level
 3
indicate certain valuation inputs of a financial instrument become observable or insignificant. See
“
Quantitative and qualitative information regarding significant unobservable valuation inputs
”
above for the valuation inputs of each financial instruments.

Unrealized gains and losses recognized for Level 3 financial instruments
The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2022 and 2023, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2022	2023

	Unrealized gains / (losses) (1)
Assets:
Trading assets and private equity and debt investments
Equities	¥2	¥(2)
Private equity and debt investments	1	9
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	(1)
Bank and corporate debt securities and loans for trading purposes	(2)	13
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	1	2
Collateralized debt obligations (“CDOs”) and other	(7)	(6)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	(5)	15

Derivatives, net (2)
Equity contracts	46	7
Interest rate contracts	0	(8)
Credit contracts	5	1
Foreign exchange contracts	(13)	0

Total derivatives, net	38	0

Subtotal	¥33	¥15

Loans and receivables	16	14
Collateralized agreements	0	0
Other assets
Non-Trading debt Securities	—	0
Other	(2)	(7)

Total	¥47	¥22

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31
	2022	2023

	Unrealized gains / (losses) (1)
Liabilities:
Trading liabilities
Equities	¥0	¥0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities	0	0
Collateralized debt obligations (“CDOs”) and other	0	—

Total trading liabilities	¥0	¥0

Short-term borrowings (3)	2	(3)
Payables and deposits (3)	0	1
Long-term borrowings (3)	18	22
Other liabilities	(7)	0

Total	¥13	¥20

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
(3)
Includes unrealized gains and losses of ¥5 billion and ¥7 billion for the years ended March 31, 2022 and 2023 recognized in
Other comprehensive income (loss)
for recurring Level 3 fair value measurements held at the end of the reporting period.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2022 and 2023. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2022
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥12	¥1	Monthly	Same day-30 days
Venture capital funds	10	10	—	—
Private equity funds	22	19	—	—
Real estate funds	4	1	—	—

Total	¥48	¥31

	Billions of yen
	March 31, 2023
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥12	¥1	Monthly	Same day-30 days
Venture capital funds	11	9	—	—
Private equity funds	24	10	—	—
Real estate funds	3	1	—	—

Total	¥50	¥21

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura is permitted to redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.
Hedge funds:
These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although majority of these funds are redeemable monthly, certain funds cannot be redeemed within one month due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
or
Revenue—Net gain on trading
.
The following table presents gains (losses) due to changes in fair value for financial instruments carried at fair value using the fair value option for the years ended March 31, 2021, 2022 and 2023.

	Billions of yen
	Year ended March 31
	2021	2022	2023

	Gains/(Losses) (1)
Assets:
Trading assets and private equity and debt investments (2)
Trading assets	¥2	¥1	¥(1)
Private equity and debt investments	0	6	2
Loans and receivables	7	39	35
Collateralized agreements (3)	5	(1)	0
Other assets (2)	51	(3)	(12)

Total	¥65	¥42	¥24

Liabilities:
Short-term borrowings (4)	¥(83)	¥60	¥208
Payables and deposits	3	4	7
Collateralized financing (3)	9	3	(5)
Long-term borrowings (4)(5)	(194)	275	298
Other liabilities (6)	3	4	7

Total	¥(262)	¥346	¥515

(1)	Includes gains and losses reported primarily within Revenue—Net gain on trading and Revenue — Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2022 and 2023, Nomura held an economic interest of 39.21% and 39.32% in American Century Companies, Inc., respectively. The investment is carried at fair value on a recurring basis through election of the fair value option and is reported within
Other assets – Other
in the consolidated balance sheets
.
For the years ended March 31, 2022 changes in gains and losses attributable to instrument-specific credit risk of loans and receivables elected for the fair value option were primarily due to an increase in the estimated fair value of receivables recognized for claims in connection with the U.S. Prime Brokerage Event elected to be measured at fair value. Changes in gains and losses attributable to instrument-specific credit risk from other loans and receivables were not significant.
For the years ended March 31, 2023, changes in gains and losses attributable to instrument-specific credit risk of loans and receivables elected for the fair value option were primarily due to a recovery of the claims with the U.S. Prime Brokerage Event elected to be measured at fair value. Changes in gains and losses attributable to instrument-specific credit risk for other loans and receivables were not significant. See Note 20 “
Segment and geographic information
” for further information on this recovery of the claims.
Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.
The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in the consolidated statements of comprehensive income during the years ended March 31, 2022 and 2023 in respect of financial liabilities elected for the fair value option recognized in other comprehensive income during the years. The following table also presents amounts reclassified to the consolidated statements of income from accumulated other comprehensive income on early settlement of such financial liabilities during the years ended March 31, 2022 and 2023 and the cumulative amounts recognized in accumulated other comprehensive income as of March 31, 2022 and 2023.

	Billions of y en
	Year ended March 31
	2022	2023
Changes recognized as a credit to other comprehensive income	¥60	¥95
Credit (debit) amounts reclassified to earnings	1	0
Cumulative credit balance recognized in accumulated other comprehensive income	49	145
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
Long-term borrowings
.
As of March 31, 2023, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥45 billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the fair value option was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Long-term borrowings
for which the fair value option was elected was ¥451 billion less than the principal balance of such
Long-term borrowings
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
, represented 16% of total assets as of March 31, 2022 and 16% as of March 31, 2023.
The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2022 and 2023. See Note 3 “
Derivative instruments and hedging activities
” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2022
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥1,916	¥2,368	¥2,151	¥721	¥7,156

	Billions of yen
	March 31, 2023
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥1,786	¥2,561	¥2,309	¥925	¥7,581

(1)
Other than above, there were ¥331 billion and ¥324 billion of government, agency and municipal securities reported within
Other assets
—
Non-trading
debt securities
in the consolidated balance sheets as of March 31, 2022 and 2023, respectively. These securities are primarily Japanese government, agency and municipal securities.

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
Long-term borrowings
.
The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument not carried at fair value on a recurring basis in the consolidated balance sheets as of March 31, 2022 and 2023.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2023 (1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,821	¥3,821	¥3,821	¥—	¥—
Time deposits	409	409	—	409	—
Deposits with stock exchanges and other segregated cash	291	291	—	291	—
Loans receivable (2)	4,010	4,009	—	2,855	1,154
Securities purchased under agreements to resell	13,834	13,834	—	13,817	17
Securities borrowed	4,283	4,283	—	4,283	—

Total	¥26,648	¥26,647	¥3,821	¥21,655	¥1,171

Liabilities:
Short-term borrowings	¥1,009	¥1,009	¥—	¥978	¥31
Deposits received at banks	2,138	2,138	—	2,121	17
Securities sold under agreements to repurchase	14,218	14,218	—	14,218	—
Securities loaned	1,557	1,557	—	1,557	—
Other secured borrowings	334	334	—	334	—
Long-term borrowings	10,399	10,350	27	9,795	528

Total	¥29,655	¥29,606	¥27	¥29,003	¥576

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.
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
As of March 31, 2023, there were no significant amount of assets or liabilities which were measured at fair value on a nonrecurring basis.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
. All other movements in the fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within
Accumulated other comprehensive income (loss)
.
Concentrations of credit risk for derivatives
The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2022 and 2023. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2022
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥15,667	¥(13,193)	¥(1,669)	¥805

	Billions of yen
	March 31, 2023
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥15,296	¥(12,885)	¥(1,855)	¥556

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative activities
The following tables quantify of Nomura’s derivative positions as of March 31, 2022 and 2023 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of the instrument. Changes in the fair value of derivatives are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

		Billions of yen
		March 31, 2022
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥34,526	¥974	¥1,457
Interest rate contracts	2,769,546	11,938	10,865
Credit contracts	37,572	443	514
Foreign exchange contracts	314,763	4,804	4,814
Commodity contracts	300	1	1

Total	¥3,156,707	¥18,160	¥17,651

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥2,166	¥—	¥88
Foreign exchange contracts	145	2	—

Total	¥2,311	¥2	¥88

Total derivatives	¥3,159,018	¥18,162	¥17,739

		Billions of yen
		March 31, 2023
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥39,203	¥1,065	¥1,610
Interest rate contracts	3,423,357	12,799	12,065
Credit contracts	35,007	276	358
Foreign exchange contracts	337,616	4,219	4,120
Commodity contracts	257	3	3

Total	¥3,835,440	¥18,362	¥18,156

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥2,828	¥0	¥180
Foreign exchange contracts	164	1	0

Total	¥2,992	¥1	¥180

Total derivatives	¥3,838,432	¥18,363	¥18,336

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
T
he amounts reported include derivatives used for
non-trading
purposes other than those designated as fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant as of March 31, 2022 and March 31, 2023.

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
210-20
and ASC 815 are met.
The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2022 and 2023 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC
210-20
and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out
and offsetting rights are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2022		March 31, 2023
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Equity contracts
OTC settled bilaterally	¥709	¥1,054	¥649	¥880
Exchange-traded	265	403	416	730
Interest rate contracts
OTC settled bilaterally	9,486	8,584	11,535	10,976
OTC centrally-cleared	2,332	2,309	1,191	1,226
Exchange-traded	120	60	73	45
Credit contracts
OTC settled bilaterally	208	276	182	252
OTC centrally-cleared	223	224	86	92
Exchange-traded	12	14	8	14
Foreign exchange contracts
OTC settled bilaterally	4,806	4,814	4,220	4,120
Commodity contracts
OTC settled bilaterally	1	1	2	3
Exchange-traded	0	0	1	—

Total gross derivative balances (2)	¥18,162	¥17,739	¥18,363	¥18,338
Less: Amounts offset in the consolidated balance sheets (3)	(16,608)	(16,079)	(16,943)	(16,329)

Total net amounts reported on the face of the consolidated balance sheets (4)	¥1,554	¥1,660	¥1,420	¥2,009

Less: Additional amounts not offset in the consolidated balance sheets (5)
Financial instruments and non-cash collateral	¥(432)	¥(134)	¥(394)	¥(315)

Net amount	¥1,122	¥1,526	¥1,026	¥1,694

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2022, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥458 billion and ¥671 billion, respectively. As of March 31, 2023, the gross balance of such derivative assets and derivative liabilities was ¥479 billion and ¥753 billion, respectively.

(3)
Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2022, Nomura offset a total of ¥1,431 billion of cash collateral receivables against net derivative liabilities and ¥1,960 billion of cash collateral payables against net derivative assets. As of March 31, 2023, Nomura offset a total of ¥1,591 billion of cash collateral receivables against net derivative liabilities and ¥2,205 billion of cash collateral payables against net derivative assets.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)
Net derivative assets and net derivative liabilities are generally reported within
Trading assets and private equity and debt investments
—
Trading assets
and
Trading liabilities
, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within
Short-term borrowings
or
Long-term borrowings
depending on the maturity of the underlying host contract.

(5)
Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC
210-20
and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2022, a total of ¥359 billion of cash collateral receivables and ¥652 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2023, a total of ¥298 billion of cash collateral receivables and ¥673 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “
Collateralized transactions
”.
Derivatives used for trading purposes
Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within
Revenue—Net gain on trading
.
The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2021, 2022 and 2023 related to derivatives used for trading and non-trading
purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Year ended March 31
	2021	2022	2023
Derivatives used for trading and non-trading purposes (1) :
Equity contracts	¥26	¥(36)	¥88
Interest rate contracts	254	198	76
Credit contracts	(90)	(118)	45
Foreign exchange contracts	(11)	27	434
Commodity contracts	50	87	(4)

Total	¥229	¥158	¥639

(1)
Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the year ended March 31, 2021, net losses for these non-trading derivatives were ¥3 billion. For the year ended March 31, 2022 and 2023, net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges
Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.
The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2022 and 2023.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued
	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Long-term borrowings	¥2,075	¥2,659	¥90	¥168	¥0	¥2

Total	¥2,075	¥2,659	¥90	¥168	¥0	¥2

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within
Interest expense
and
Revenue-Other
, respectively together with the change in fair value of the hedged items.
The following table
s
present amounts included in the consolidated statements of income for the years ended March 31, 2021, 2022 and 2023 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2021	2022	2023
Derivatives designated as hedging instruments:
Interest rate contracts	¥29	¥85	¥92

Total	¥29	¥85	¥92

	Billions of yen
	Year ended March 31
	2021	2022	2023
Hedged items :
Long-term borrowings	¥(29)	¥(85)	¥(92)

Total	¥(29)	¥(85)	¥(92)

Net investment hedges
Nomura designates certain foreign currency derivatives, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains and losses arising from the derivatives and non-derivative
financial instruments designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within
Other comprehensive income (loss)—Change in cumulative translation adjustments
. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2021, 2022 and 2023.

	Billions of yen
	Year ended March 31
	2021	2022	2023
Hedging instruments:
Foreign exchange contracts	¥(7)	¥7	¥3

Total	¥(7)	¥7	¥3

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within
Revenue—Net gain on trading
and
Revenue—Other
in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2021, 2022 and 2023.
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
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2023 was ¥574 billion with related collateral pledged of ¥403 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 2023, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was approximately ¥11 billion.
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
The most common type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single reference entity or obligation. Nomura also

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.
Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the underlying reference asset.
Credit derivatives written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.
Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the purchase of separate credit derivative protection with identical or correlated underlying reference assets.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlying reference assets as of March 31, 2022 and 2023.

	Billions of yen
	March 31, 2022
	Carrying value (Asset) / Liability (1)	Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥19	¥7,708	¥1,339	¥2,915	¥2,448	¥1,006	¥5,688
Credit default swap indices	(140)	10,015	2,045	4,189	3,257	524	7,494
Other credit risk related portfolio products	19	419	56	286	63	14	293
Credit-risk related options and swaptions	0	115	—	—	88	27	68

Total	¥(102)	¥18,257	¥3,440	¥7,390	¥5,856	¥1,571	¥13,543

	Billions of yen
	March 31, 2023
	Carrying value (Asset) / Liability (1)	Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(29)	¥8,121	¥1,263	¥3,095	¥2,579	¥1,184	¥5,708
Credit default swap indices	(47)	6,839	1,339	2,601	2,284	615	3,886
Other credit risk related portfolio products	38	624	166	216	210	32	341
Credit-risk related options and swaptions	0	51	—	—	37	14	51

Total	¥(38)	¥15,635	¥2,768	¥5,912	¥5,110	¥1,845	¥9,986

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

	Billions of yen
	March 31, 2022
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥192	¥1,485	¥2,164	¥2,057	¥869	¥941	¥7,708
Credit default swap indices	105	215	3,369	5,012	988	326	10,015
Other credit risk-related portfolio products	—	—	28	226	47	118	419
Credit risk-related options and swaptions	—	—	61	27	27	—	115

Total	¥297	¥1,700	¥5,622	¥7,322	¥1,931	¥1,385	¥18,257

	Billions of yen
	March 31, 2023
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥227	¥1,405	¥2,378	¥2,530	¥781	¥800	¥8,121
Credit default swap indices	185	180	2,924	2,844	299	407	6,839
Other credit risk-related portfolio products	—	—	21	325	53	225	624
Credit risk-related options and swaptions	—	—	—	29	22	—	51

Total	¥412	¥1,585	¥5,323	¥5,728	¥1,155	¥1,432	¥15,635

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.
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
total return swaps.
These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within
Long-term borrowing
in the consolidated balance sheets.
Nomura entered into certain contemporaneous transactions involving the transfer of securities that are accounted for as sales, where substantially all of the economic exposures to the transferred securities are retained

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

through total return swaps but does not retain control over the assets transferred.
There were no new contracts signed during the years ended March 31, 2023.
The following table provides information about relevant transactions outstanding as of March 31, 2022 and March 31, 2023.

	Millions of yen
	March 31
	2022	2023
Gross cash proceeds received at transfer dates	¥69,535	¥69,535
Fair value of transferred securities at transfer dates	¥69,405	¥69,405
Fair value of transferred securities at reporting dates	¥63,994	¥59,199
Gross derivative liabilities arising from the transactions at reporting dates (1)	¥5,319	¥10,119

(1)
Amounts presented on gross basis, before the application of counterparty offsetting are included in
Trading liabilities
in the consolidated balance sheets as of March 31, 2022 and March 31, 2023. Of which ¥5,319 million and ¥10,119 million are included in interest rate contracts used for trading purpose as of March 31, 2022 and March 31, 2023 respectively as disclosed in present Note 3 “
Derivative instruments and hedging activities
”.

4. Revenue from services provided to customers
Revenue by types of service
The following table presents revenue earned by Nomura from providing services to customers by relevant line it em
in the consolidated statements of income for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	2023
Commissions	¥376,897	¥332,344	¥279,857
Fees from investment banking	108,681	149,603	113,208
Asset management and portfolio service fees	230,047	269,985	271,684
Other revenue	44,235	38,863	43,190

Total	¥759,860	¥790,795	¥707,939

Commissions
represent revenue principally from trade execution, clearing services and distribution of fund units provided by the Wholesale and Retail Divisions generated approximately equally across the divisions. The following table shows a breakdown of
Commissions
for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	2023
Brokerage commissions	¥262,286	¥236,353	¥190,778
Commissions for distribution of investment trust	68,794	43,695	30,268
Other commissions	45,817	52,296	58,811

Total	¥376,897	¥332,344	¥279,857

Fees from investment banking
represent revenue from financial advisory, underwriting and distribution primarily from the Wholesale Division, and to a lesser extent, the Retail Division. The following table shows the breakdown of
Fees from investment banking
for the years ended March 31, 2021, 2022 and 2023.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31
	2021	2022	2023
Equity underwriting and distribution fees	¥30,647	¥33,113	¥18,862
Debt underwriting and distribution fees	23,120	29,812	21,145
Financial advisory fees	37,760	64,240	53,946
Other fees	17,154	22,438	19,255

Total	¥108,681	¥149,603	¥113,208

Asset management and portfolio service fees
represent revenue from asset management services primarily from the Investment Management Division, and to a lesser extent, the Retail Division.
The following table shows the breakdown of
Asset management and portfolio service fees
for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	2023
Asset management fees	¥150,218	¥171,056	¥171,327
Administration fees	63,215	79,572	76,157
Custodial fees	16,614	19,357	24,200

Total	¥230,047	¥269,985	¥271,684

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amount of contract assets as of March 31, 2022 and 2023 was not significant.

	Millions of yen
	March 31, 2022	March 31, 2023
Customer contract receivables	¥88,621	¥85,100
Contract liabilities (1)	3,834	5,226

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.
The balance of contract liabilities as of March 31, 2021 and 2022 were recognized as revenue for the year ended March 31, 2022 and 2023, respectively. Nomura recognized ¥8,108 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2022. The balance of contract liabilities as of March 31, 2022 were recognized as revenue for the year ended March 31, 2023. Nomura recognized ¥4,876 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2023.
Transaction price allocated to the remaining performance obligations
In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were ¥1,350 million as of March 31, 2022 and ¥1,189 million as of March 31, 2023. As permitted by ASC 606, Nomura has elected not to disclose information about remaining performance obligations that have an individual estimated contract period of one year or less. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Customer contract costs
As permitted by ASC 340 “
Other Assets and Deferred Costs,
” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amount of deferred costs to obtain or fulfill customer contracts as of March 31, 2022 and 2023 was not significant.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2022 and 2023, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2022
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥31,365	¥4,994	¥32,061	¥1,734
Less: Amounts offset in the consolidated balance sheets (2)	(19,486)	—	(19,486)	—

Total net amounts of reported on the face of the consolidated balance sheets (3)	¥11,879	¥4,994	¥12,575	¥1,734

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(9,370)	(3,372)	(9,114)	(1,524)
Cash collateral	(8)	—	(12)	—

Net amount	¥2,501	¥1,622	¥3,449	¥210

	Billions of yen
	March 31, 2023
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥35,030	¥4,280	¥35,414	¥1,825
Less: Amounts offset in the consolidated balance sheets (2)	(21,196)	—	(21,196)	—

Total net amounts of reported on the face of the consolidated balance sheets (3)	¥13,834	¥4,280	¥14,218	¥1,825

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(11,938)	(2,690)	(11,550)	(1,617)
Cash collateral	(14)	—	(1)	—

Net amount	¥1,882	¥1,590	¥2,667	¥208

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)
Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2022, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥793 billion and ¥2,453 billion, respectively. As of March 31, 2022, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,511 billion and ¥158 billion, respectively. As of March 31, 2023, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥883 billion and ¥2,394 billion, respectively. As of March 31, 2023, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,449 billion and ¥137 billion, respectively.

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
Derivative instruments and hedging activities
”.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2022 and 2023. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2022
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥12,266	¥15,454	¥2,220	¥1,611	¥510	¥32,061
Securities lending transactions	992	242	200	277	23	1,734

Total gross recognized liabilities (2)	¥13,258	¥15,696	¥2,420	¥1,888	¥533	¥33,795

	Billions of yen
	March 31, 2023
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥14,017	¥16,597	¥2,663	¥1,357	¥780	¥35,414
Securities lending transactions	1,002	243	55	498	27	1,825

Total gross recognized liabilities (2)	¥15,019	¥16,840	¥2,718	¥1,855	¥807	¥37,239

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities transferred in repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2022 and 2023. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2022
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥384	¥1,508	¥1,892
Japanese government, agency and municipal securities	879	1	880
Foreign government, agency and municipal securities	26,436	17	26,453
Bank and corporate debt securities	2,322	175	2,497
Commercial mortgage-backed securities (“CMBS”)	1	—	1
Residential mortgage-backed securities (“RMBS”) (1)	1,846	—	1,846
Collateralized debt obligations (“CDOs”) and other	157	—	157
Investment trust funds and other	36	33	69

Total gross recognized liabilities (2)	¥32,061	¥1,734	¥33,795

	Billions of yen
	March 31, 2023
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥251	¥1,598	¥1,849
Japanese government, agency and municipal securities	1,651	0	1,651
Foreign government, agency and municipal securities	28,039	74	28,113
Bank and corporate debt securities	2,639	128	2,767
Commercial mortgage-backed securities (“CMBS”)	—	—	—
Residential mortgage-backed securities (“RMBS”) (1)	2,657	—	2,657
Collateralized debt obligations (“CDOs”) and other	168	—	168
Investment trust funds and other	9	25	34

Total gross recognized liabilities (2)	¥35,414	¥1,825	¥37,239

(1)
Includes ¥1,404 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2022. Includes ¥2,080 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2023.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateral received by Nomura
The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2022 and 2023.

	Billions of yen
	March 31
	2022	2023
The fair value of securities accepted as collateral, primarily through securities borrowed or purchased under agreement to resell	¥48,234	¥53,857
The portion of the above that has been sold (as reported within Trading liabilities in the consolidated balance sheets) or repledged	36,146	38,417
Collateral is generally used for repurchased agreements and other securities financing agreements, to cover short sales and to collateralize derivatives.
Assets pledged by Nomura
Nomura pledges owned securities and other financial assets to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as
Assets pledged
within
Trading assets
,
Non-trading
debt securities, Investments in equity securities
and
Investments in and advances to affiliated companies
in the consolidated balance sheets.
The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, the secured party does not have the right to sell or repledge them by type of asset as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Trading assets:
Equities and convertible securities	¥368,235	¥194,486
Government and government agency securities	1,178,011	1,017,843
Bank and corporate debt securities	27,899	55,532
Residential mortgage-backed securities (“RMBS”)	868,183	2,527,124
Collateralized debt obligations (“CDOs”) and other (1)	9,548	12,383
Investment trust funds and other	36,661	10,411

	¥2,488,537	¥3,817,779

Non-trading debt securities (2)	163,445	106,319
Investments in and advances to affiliated companies (3)	¥12,832	¥14,023

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities issued by prefectures or ordinance-designated city .
(3)	Investments in and advances to affiliated companies comprise shares in Nomura Research Institute, Ltd.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of financial and non-financial
assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Loans and receivables	¥235,875	¥354,508
Trading assets and private equity and debt investments	1,416,279	1,397,669
Office buildings, land, equipment and facilities	4,841	3,323
Non-trading debt securities	2,827	107,852
Investments in and advances to affiliated companies	3	3
Other	497	773

	¥1,660,322	¥1,864,128

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions. See Note 1
0
 “
Borrowings
” for further information regarding
trading balances of secured borrowings
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
As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2022 and 2023, Nomura received cash proceeds from SPEs in new securitizations of ¥464 billion and ¥285 billion, respectively, and the associated gain on sale was ¥9 billion and ¥1 billion,

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

respectively. For the years ended March 31, 2022 and 2023, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,890 billion and ¥458 billion, respectively, and cash inflows from third parties primarily on the sale of those debt securities of ¥1,759 billion and ¥436 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,829 billion and ¥5,745 billion as of March 31, 2022 and 2023, respectively. Those transferred financial assets are substantially government, agency and municipal securities. Nomura’s retained interests were ¥131 billion and ¥168 billion as of March 31, 2022 and 2023, respectively. For the years ended March 31, 2022 and 2023, Nomura received cash flows of ¥39 billion and ¥26 billion, respectively, from the SPEs on such retained interests held in the SPEs.
Nomura does not provide any financial support to SPEs beyond its contractual obligations as of March 31, 2022 and 2023.
The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2022 and 2023.

	Billions of yen
	March 31, 2022
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥124	¥—	¥124	¥124	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	7	7	2	5

Total	¥—	¥124	¥7	¥131	¥126	¥5

	Billions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥161	¥—	¥161	¥161	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	7	7	2	5

Total	¥—	¥161	¥7	¥168	¥163	¥5

As of March 31, 2022 and 2023, predominantly all of the retained interests held by Nomura were valued using significant
observable
inputs
. The initial fair value of these retained interests are mostly level 2 in the fair value hierarchy.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the type and carrying value of financial assets included within
Trading assets
and
Loans receivable
which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2022 and 2023. These transfers are accounted for as secured financing transactions and generally reported within
Long-term borrowings.
The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse
to Nomura.

	Billions of yen
	March 31
	2022	2023
Assets
Trading assets
Japanese government securities	¥—	¥1
Loans for trading purposes	19	25
Loans receivable	203	328

Total	¥222	¥354

Liabilities
Long-term borrowings	¥222	¥354

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2022 and 2023. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31
	2022	2023
Consolidated VIE assets
Cash and cash equivalents	¥62	¥23
Trading assets
Equities	555	491
Debt securities	443	491
CMBS and RMBS	21	27
Derivatives	1	0
Private equity and debt investments	4	35
Office buildings, land, equipment and facilities	10	49
Other	115	78

Total	¥1,211	¥1,194

Consolidated VIE liabilities
Trading liabilities
Derivatives	0	0
Borrowings
Short-term borrowings	95	94
Long-term borrowings	797	793
Other	6	5

Total	¥898	¥892

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
The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests as of March 31, 2022 and 2023. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes,

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

	Billions of yen
	March 31, 2022
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥26	¥—	¥26
Debt securities	61	—	61
CMBS and RMBS	1,432	—	1,432
Investment trust funds and other	191	—	191
Private equity and debt investments	22	—	22
Loans	940	—	940
Other	10	—	10
Commitments to extend credit and other guarantees	—	—	256

Total	¥2,682	¥—	¥2,938

	Billions of yen
	March 31, 2023
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥18	¥—	¥18
Debt securities	64	—	64
CMBS and RMBS	3,376	—	3,376
Investment trust funds and other	164	—	164
Private equity and debt investments	21	—	21
Loans	936	—	936
Other	3	—	3
Commitments to extend credit and other guarantees	—	—	196

Total	¥4,582	¥—	¥4,778

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying value of financing receivables measured on an amortized cost basis is adjusted for allowances for current expected credit losses defined by ASC326 “
Financial Instruments
—
Credit Losses
” (“ASC 326”) where appropriate. Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within
Allowance for credit losses
.
Collateralized agreements
Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as
Securities borrowed
in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash
collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those where we apply the fair value option, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the purchase price of the securities with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not significant either because of application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels or the short expected life of the financial instruments.
See Note 5 “
Collateralized transactions
” for more information about the financial instruments.
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
(“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral as required by Nomura. Allowances for current expected credit losses against short-term secured margin loans are therefore usually not significant.
Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day
financings are traded through money market dealers. The risk to Nomura of making these

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loans is limited as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature. Allowances for current expected credit losses against inter-bank money market loans are therefore usually not significant.
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
The following tables present a summary of loans receivable reported within
Loans and receivables or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2022, and 2023 by portfolio segment.

	Millions of yen
	March 31, 2022
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥717,992	¥—	¥717,992
Short-term secured margin loans	442,600	—	442,600
Inter-bank money market loans	2,196	—	2,196
Corporate loans	1,206,349	1,210,590	2,416,939

Total loans receivables	¥2,369,137	¥1,210,590	¥3,579,727

Advances to affiliated companies	1,000	—	1,000

Total	¥2,370,137	¥1,210,590	¥3,580,727

	Millions of yen
	March 31, 2023
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥802,595	¥—	¥802,595
Short-term secured margin loans	457,273	—	457,273
Inter-bank money market loans	—	—	—
Corporate loans	1,103,869	1,650,115	2,753,984

Total loans receivables	¥2,363,737	¥1,650,115	¥4,013,852

Advances to affiliated companies	4,000	—	4,000

Total	¥2,367,737	¥1,650,115	¥4,017,852

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.
There were no significant purchases or sales of loans receivable during the years ended March 31, 2022 and 2023
, respectively
. There were also no significant reclassifications of loans receivable to or from trading assets during the years ended March 31, 2022 and 2023
, respectively.
Net unamortized deferred fees and costs related to loans receivable carried at amortized cost were not significant

as of March 31, 2022 and March 31, 2023.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for current expected credit losses
Management has established allowances for current expected credit losses using the current expected credit losses impairment model (“CECL impairment model”) against the following types of financial instruments, including financing receivables, which are not measured at fair value on a recurring basis, to reflect the net amount Nomura expects to collect:

•	Loans receivable and written unfunded loan commitments;

•	Cash deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties and net investments in finance leases.
C
urrent expected credit losses for an individual or portfolio of financial instrument are measured at each Nomura reporting date based on expected credit losses over the remaining expected life of the financial instruments that consider forecast of future economic conditions in addition to information about past events and current conditions. Key macroeconomic inputs to our weighted average forecasts of three years include GDP and credit spreads.
The risk of loss is considered, even when that risk of loss is remote. While management has based its estimate of the allowances for current expected credit losses on the best information available, future adjustments to the allowances may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.
Nomura has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2022 and March 31, 2023 was not significant.
The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied by Nomura.
Financial instruments subject to the CECL impairment model are charged off when Nomura has deemed the loan or receivable as uncollectible, namely management believes there is no reasonable expectation of collecting future contractual cash flows and all commercially reasonable means of recovering outstanding principal and interest balances have been exhausted.
The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the year ended March 31, 2023.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments and certain deposits
•  Full loss rate model developed by Nomura’s Risk department

•  Measures expected credit losses based on probability of default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) inputs.

•  PD inputs incorporate forward-looking scenarios used by Nomura for internal risk management and capital purposes.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial instrument	Methodology to determine current expected credit losses

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

Customer contract assets and receivables
•  Expected credit losses typically based on aging analysis where loss rates are applied to the carrying value based on historical experience, the current economic climate and specific information about the ability of the client to pay.

The following table presents changes in the allowances for current expected credit losses for the year ended March 31, 2021 as determined using the CECL impairment model defined by ASC 326. See Note 20. “
Segment and geographic information
” for further information on this event.

	Millions of yen
	Year ended March 31, 2021
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (3)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal

Opening balance prior to CECL adoption (1)	1,564	352	7,944	9,860	3,152	13,012
Impact of CECL adoption (2)	232	—	1,738	1,970	2	1,972
Opening balance after CECL adoption	1,796	352	9,682	11,830	3,154	14,984
Provision for credit losses (4)	(196)	—	38,211	38,015	1,060	39,075
Charge-offs	(318)	(363)	(0)	(681)	(1,600)	(2,281)
Other (5)	—	11	92	103	1,903	2,006

Ending balance	¥1,282	¥—	¥47,985	¥49,267	¥4,517	¥53,784

(1)	Closing balance recognized on March 31, 2020 as determined using legacy U.S. GAAP guidance in effect prior to the adoption of ASC 326.
(2)	The adjusted opening balance recognized on April 1, 2020 on adoption of the CECL impairment model under ASC 326.
(3)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	Following default by a U.S. client in connection with the U.S. Prime Brokerage Event in March 2021, a provision for credit losses of ¥ 41,561 million was recognized.
(5)	Primarily includes the effect of recoveries collected and foreign exchange movements.
The following table presents changes in the allowances for current expected credit losses for the years ended March 31, 2022 and 2023 as determined using the CECL impairment model defined by ASC 326. The allowances increased as of March 2022 when compared to March 2021 primarily as a result of additional provisions for credit losses arising in connection with the U.S. Prime Brokerage Event in March 2021. The allowances decreased as of March 2023 when compared to March 2022 primarily as a result of a charge-off of receivables in connection with the U.S. Prime Brokerage Event. See Note 20. “
Segment and geographic information
” for further information.

	Millions of yen
	Year ended March 31, 2022
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	1,282	—	47,985	49,267	4,517	53,784
Provision for credit losses (2)	1,161	—	11,079	12,240	113	12,353
Charge-offs	—	—	—	—	(1,231)	(1,231)
Other (4)(5)	(9)	—	3,289	3,280	(1,840)	1,440

Ending balance	¥2,434	¥—	¥62,353	¥64,787	¥1,559	¥66,346

	Millions of yen
	Year ended March 31, 2023
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	2,434	—	62,353	64,787	1,559	66,346
Provision for credit losses	672	—	898	1,570	4	1,574
Charge-offs (3)	(1,523)	—	(61,604)	(63,127)	—	(63,127)
Other (4)(5)	(457)	—	1,283	826	213	1,039

Ending balance	¥1,126	¥—	¥2,930	¥4,056	¥1,776	¥5,832

(1)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.
(2)
Following default by a U.S. client in connection with the U.S. Prime Brokerage Event in March 2021, an additional provision for credit
losses of ¥9,289 million was recognized during the year ended March 31, 2022.

(3)	Includes ¥59,025 million of charge-offs in connection with the U.S. Prime Brokerage Event during the year ended March 31, 2023.
(4)
Includes a reduction in the allowances for current expected credit losses of

¥2,535 million and ¥2,071
million in connection with the U.S. Prime Brokerage Event during the years ended March 31, 2022 and 2023.

(5)	Primarily includes the effect of recoveries collected and foreign exchange movements.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The amounts of TDRs which occurred during the years ended March 31, 2022 and 2023 were not significant.
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
Generally loans are only returned to an accrual status if the loan is brought contractually current, i.e., all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.
As of March 31, 2022, there were ¥62,289
million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Corporate loans on a non-accrual
status as of March 31, 2022 include loans relating to the U.S. Prime Brokerage Event in March 2021. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
As of March 31, 2023, there were ¥ 16,417
 million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Corporate loans on a non-accrual status as of March 31, 2023 include ¥
14,233
 million of loans which didn’t recognize allowances for current expected credit losses due to fair value of the collateral excess value of the loan. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2022 and 2023.

	Millions of yen
	March 31, 2022
	2022	2021	2020	2019	2018	2017 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥106,554	¥126,834	¥8,325	¥17,308	¥9,213	¥12,729	¥—	¥280,963
BB-CCC	80,167	169,655	1,693	638	587	6,779	—	259,519
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	82,304	—	—	—	—	—	82,304

Total secured loans at banks	¥186,721	¥378,793	¥10,018	¥17,946	¥9,800	¥19,508	¥—	¥622,786

Unsecured loans at banks:
AAA-BBB	¥6,000	¥18,175	¥12,703	¥20,565	¥9,982	¥25,841	¥—	¥93,266
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	1,940	—	—	—	1,940
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥6,000	¥18,175	¥12,703	¥22,505	¥9,982	¥25,841	¥—	¥95,206

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	169,195	23,238	—	—	—	—	250,167	442,600

Total short-term secured margin loans	¥169,195	¥23,238	¥—	¥—	¥—	¥—	¥250,167	¥442,600

Unsecured inter-bank money market loans:
AAA-BBB	¥2,196	¥—	¥—	¥—	¥—	¥—	¥—	¥2,196
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥2,196	¥—	¥—	¥—	¥—	¥—	¥—	¥2,196

Secured corporate loans:
AAA-BBB	¥—	¥52,545	¥86,910	¥20,710	¥3,258	¥52,496	¥9,916	¥225,835
BB-CCC	86,300	307,636	14,718	131,266	115,494	30,085	92,039	777,538
CC-D (2)	—	57,524	—	—	—	—	—	57,524
Others (1)	455	20	25	26	10	101	96	733

Total secured corporate loans	¥86,755	¥417,725	¥101,653	¥152,002	¥118,762	¥82,682	¥102,051	¥1,061,630

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	11,621	20,516	—	1,989	—	—	—	34,126
CC-D	—	—	—	—	—	—	—	—
Others	—	438	191	—	109,959	5	—	110,593

Total unsecured corporate loans	¥11,621	¥20,954	¥191	¥1,989	¥109,959	¥5	¥—	¥144,719

Advances to affiliated companies
AAA-BBB	¥—	¥1,000	¥—	¥—	¥—	¥—	¥—	¥1,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥1,000	¥—	¥—	¥—	¥—	¥—	¥1,000

Total	¥462,488	¥859,885	¥124,565	¥194,442	¥248,503	¥128,036	¥352,218	¥2,370,137

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	Includes loans of ¥57,524 million in connection with the U.S. Prime Brokerage Event. See Note 20 “ Segment and geographic information ” for further information on this event.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2023
	2023	2022	2021	2020	2019	2018 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥104,543	¥152,888	¥5,960	¥8,050	¥14,817	¥16,047	¥—	¥302,305
BB-CCC	117,680	199,696	—	1,642	415	2,395	—	321,828
CC-D	—	—	—	—	—	—	—	—
Others (1)	55,842	45,404	—	—	—	—	—	101,246

Total secured loans at banks	¥278,065	¥397,988	¥5,960	¥9,692	¥15,232	¥18,442	¥—	¥725,379

Unsecured loans at banks:
AAA-BBB	¥4,673	¥9,297	¥9,169	¥9,513	¥11,036	¥25,806	¥—	¥69,494
BB-CCC	—	—	1,000	3,370	1,692	1,660	—	7,722
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥4,673	¥9,297	¥10,169	¥12,883	¥12,728	¥27,466	¥—	¥77,216

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	217,767	2,081	—	—	—	—	237,425	457,273

Total short-term secured margin loans	¥217,767	¥2,081	¥—	¥—	¥—	¥—	¥237,425	¥457,273

Unsecured inter-bank money market loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—

Secured corporate loans:
AAA-BBB	¥9,132	¥433,330	¥184,579	¥169,393	¥20,423	¥—	¥10,392	¥827,249
BB-CCC	598	8,242	7,322	14,954	23,811	20,791	69,260	144,978
CC-D	—	—	—	—	—	—	—	—
Others (1)	1,550	458	—	—	2	—	119	2,129

Total secured corporate loans	¥11,280	¥442,030	¥191,901	¥184,347	¥44,236	¥20,791	¥79,771	¥974,356

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	2,184	—	—	2,184
Others	200	3	472	166	—	126,488	—	127,329

Total unsecured corporate loans	¥200	¥3	¥472	¥166	¥2,184	¥126,488	¥—	¥129,513

Advances to affiliated companies
AAA-BBB	¥—	¥3,000	¥1,000	¥—	¥—	¥—	¥—	¥4,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥3,000	¥1,000	¥—	¥—	¥—	¥—	¥4,000

Total	¥511,985	¥854,399	¥209,502	¥207,088	¥74,380	¥193,187	¥317,196	¥2,367,737

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – more than that of ‘B range.’

CC	Default category. An obligor or facility is currently highly vulnerable to nonpayment.

C	Default category. An obligor or facility is currently extremely vulnerable to nonpayment.

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Leases:
Nomura as lessor
Nomura leases office buildings and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within
Other assets-Office buildings, land, equipment and facilities
.
The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31
	2022			2023
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate (1)	¥354	¥(292)	¥62	¥21	¥—	¥21
Aircraft	10,373	(688)	9,685	49,472	(741)	48,731

Total	¥10,727	¥(980)	¥9,747	¥49,493	¥(741)	¥48,752

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.
Nomura recognized lease income of ¥1,878 million, ¥3,653 million and ¥1,795 million for the years ended March 31, 2021, 2022 and 2023, respectively. These are included in the consolidated statements of income within
Revenue—Other
.
The following table presents an analysis of future undiscounted lease payments receivable in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of March 31, 2023. Amounts in connection with finance leases were not significant.

Millions of yen
March 31, 2023
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥3,830
1 to 2 years	3,830
2 to 3 years	3,830
3 to 4 years	3,830
4 to 5 years	3,830
More than 5 years	26,193

Total	¥45,343

Nomura as lessee
Nomura enters into leases of office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business in both Japan and overseas as lessee. These

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

arrangements predominantly consist of operating leases. Separately Nomura subleases certain real estate and equipment through operating lease arrangements. The total carrying values of right-of-use (“ROU”) assets recognized in connection with operating leases as of March 31, 2022 and 2023 were ¥175,422 million and ¥170,993 million, respectively. The total carrying values of ROU asset
s
recognized in connection with finance leases as of March 31, 2022 and 2023 were not significant. These lease assets are reported within
Other assets-Office buildings, land, equipment and facilities in the consolidated balance sheets.
The following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the year ended March 31, 2021, 2022 and 2023. Amounts recognized in the consolidated statements of income in respect of finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions were not significant during the years ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	2023
Lease expense:
Operating lease costs	¥49,168	¥47,643	¥47,268

Other income and expenses:
Gross sublease income (1)	¥4,638	¥3,464	¥1,658

(1)	Gross sublease income represents income from subleases separate from lease payments made by Nomura on the head lease as lessee.
Lease cash flow information
Lease payments made in cash in connection with operating leases are classified as operating activity in the consolidated statements of cash flows. The initial recognition of ROU assets and lease liabilities on lease commencement date represents noncash transactions.
The following table presents cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating lease liabilities recorded under operating cash flows and the total amount of ROU assets and lease liabilities recognized during the years ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	2023
Operating cash flows for operating leases	¥47,584	¥46,565	¥44,689
ROU assets recognized in connection with new operating leases	¥41,279	¥32,208	¥36,032
Maturity analysis of lease liabilities
The following table presents an analysis of future undiscounted lease payments under operating leases entered into by Nomura as lessee over the remaining lease term as of March 31, 2023 and also represents a reconciliation between total of such lease payments and the discounted carrying value of operating lease liabilities recognized in the consolidated balance sheets as of March 31, 2023. Finance lease liabilities were not

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

significant as of March 31, 2023. These lease liabilities are reported within
Other liabilities
in the consolidated balance sheets.

Millions of yen
March 31, 2023
Operating leases
Years of payment
Less than 1 year	¥44,455
1 to 2 years	35,801
2 to 3 years	28,421
3 to 4 years	22,986
4 to 5 years	19,488
More than 5 years	52,747

Total undiscounted lease payments	¥203,898
Less: Impact of discounting	(10,015)

Lease liabilities as reported in the consolidated balance sheets	¥193,883

The following table presents the weighted-average discount rate used to measure lease liabilities and the weighted-av erage r
emaining lease term of operating leases as of March 31, 2022 and 2023.

	Year ended March 31
	2022	2023
	Operating leases	Operating leases
Weighted-average discount rate used to measure lease liabilities	1.4%	1.5%
Weighted-average remaining lease term	7.2 years	6.5 years
9. Other assets—Office buildings, land, equipment and facilities and Other / Other liabilities:
Office buildings, land, equipment and facilities
The following table presents a breakdown of owned and leased office buildings, land, equipment and facilities as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Land	¥39,118	¥38,752
Office buildings	60,025	56,802
Equipment and facilities	31,895	71,981
Software	104,609	117,780
Construction in progress	7,978	8,008
Operating lease ROU assets	175,422	170,993

Total	¥419,047	¥464,316

Depreciation and amortization charges of depreciable assets are reported within
Non-interest expenses—Information processing and communications in the amount of ¥49,343 million, ¥46,111
million, and

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥48,893 million, and in
Non-interest expenses—Occupancy and related depreciation
in the amount of ¥14,503 million, ¥13,412 million, and ¥12,531 million for the years ended March 31, 2021, 2022 and 2023, respectively.
Other assets—Other / Other liabilities
The following table presents components of
Other assets—Other
and
Other liabilities
in the consolidated balance sheets as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Other assets — Other:
Securities received as collateral	¥166,352	¥268,591
Goodwill and other intangible assets	30,007	36,194
Deferred tax assets net	15,562	22,645
Investments in equity securities for other than operating purposes (1)	249,448	249,865
Deposit receivables (2)(4)	227,777	298,705
Prepaid expenses	17,165	19,727
Other (2)	67,275	118,980

Total	¥773,586	¥1,014,707

Other liabilities:
Obligation to return securities received as collateral	¥166,352	¥268,591
Accrued income taxes	34,158	42,254
Other accrued expenses and provisions (3)	457,511	479,491
Operating lease liabilities (2)	198,131	193,883
Other (2)	164,073	191,302

Total	¥1,020,225	¥1,175,521

(1)
Includes equity securities held for other than trading or operating purposes. These investments comprise listed equity securities and unlisted equity securities of ¥
13,572
 million and ¥
235,877
 million respectively, as of March 31, 2022, and ¥
13,174
 million and ¥
236,691
 million respectively, as

of March 31, 2023. These securities are generally carried at fair value, with changes in fair value recognized and reported within
Revenue—Other

in the consolidated statements of income. Also includes equity securities without a readily determinable fair value of ¥
65,365
 million as of

March 31, 2022 and 2023 respectively.

(2)	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.
(3)
Includes a liability of ¥76,866 million and ¥42,459 million as of March 31, 2022 and 2023 respectively, in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated. See Note
19
 “
Commitments, contingencies and guarantees
” for further information.

(4)	Includes Japan Securities Clearing Corporation’s clearing fund.
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
An annual goodwill impairment test was performed in the quarter ended March 31, 2022 and 2023. The estimated fair value of the reporting unit is expected to exceed carrying value and therefore no impairment loss was recognized.
The following table presents changes in goodwill, which are reported in the consolidated balance sheets within
Other assets—Other
for the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31, 2022
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥105,294	¥(92,814)	¥12,480	¥—	¥—	¥1,260	¥106,554	¥(92,814)	¥13,740
Other	665	—	665	—	—	2	667	—	667

Total	¥105,959	¥(92,814)	¥13,145	¥—	¥—	¥1,262	¥107,221	¥(92,814)	¥14,407

	Millions of yen
	Year ended March 31, 2023
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥106,554	¥(92,814)	¥13,740	¥2,289	¥—	¥1,191	¥110,034	¥(92,814)	¥17,220
Other	667	—	667	—	—	(249)	418	—	418

Total	¥107,221	¥(92,814)	¥14,407	¥2,289	¥—	¥942	¥110,452	¥(92,814)	¥17,638

(1)	Includes currency translation adjustments.
The following table presents finite-lived intangible assets by type as of March 31, 2022 and 2023.

	Millions of yen
	March 31, 2022			March 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥67,492	¥(61,715)	¥5,777	¥74,550	¥(66,465)	¥8,085
Other	2,000	(1,522)	478	2,239	(1,836)	403

Total	¥69,492	¥(63,237)	¥6,255	¥76,789	¥(68,301)	¥8,488

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expenses for the years ended March 31, 2021, 2022 and 2023 were ¥2,296 million, ¥1,717 million and ¥1,589 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2024	¥302
2025	215
2026	126
2027	80
2028	80
The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥9,345 million and ¥10,068 million as of March 31, 2022 and 2023, respectively.
An annual impairment test was performed during the year ended March 31,2022 and 2023 against these intangibles. The estimated fair value of each intangible exceeded carrying value and therefore no impairment loss was recognized.
Nomura recognizes a liability in the consolidated balances within
Other liabilities—Other
in respect of legal obligations incurred in connection with the restoration of leased property to their original condition at the end of the lease term. These asset retirement obligations (“AROs”) are recognized in the period when the legal obligation is incurred and are measured at the present value of the expected cost of the obligation.
The following table presents changes in ARO during the years ended March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Balance at beginning of year	¥14,485	¥14,240
Provision for the year	319	453
Settled during the year	(564)	(497)

Balance at end of year	¥14,240	¥14,196

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Borrowings:
The following table presents short-term and long-term borrowings of Nomura as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Short-term borrowings (1) :
Commercial paper	¥131,915	¥299,993
Bank borrowings	205,857	176,708
Other	712,369	531,840

Total	¥1,050,141	¥1,008,541

Long-term borrowings:
Long-term borrowings from banks and other financial institutions (2)	¥3,196,144	¥3,502,383
Bonds and notes issued (3) :
Fixed-rate obligations:
Japanese Yen denominated	765,412	872,588
Non-Japanese Yen denominated	2,486,305	3,042,649
Floating-rate obligations:
Japanese Yen denominated	917,362	893,832
Non-Japanese Yen denominated	329,876	409,160
Index / Equity-linked obligations:
Japanese Yen denominated	942,585	918,693
Non-Japanese Yen denominated	350,672	346,292

	5,792,212	6,483,214

Subtotal	8,988,356	9,985,597

Trading balances of secured borrowings	269,950	413,613

Total	¥9,258,306	¥10,399,210

(1)	Includes secured borrowings of ¥92,580 million and ¥97,481 million as of March 31, 2022 and March 31, 2023 respectively.
(2)	Includes secured borrowings of ¥79,843 million and ¥84,999 million as of March 31, 2022 and March 31, 2023 respectively.
(3)	Includes secured borrowings of ¥761,620 million and ¥742,267 million as of March 31, 2022 and March 31, 2023 respectively.

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
Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2022	2023
Debt issued by the Company	¥3,679,955	¥4,154,579
Debt issued by subsidiaries — guaranteed by the Company	2,124,904	2,026,071
Debt issued by subsidiaries — not guaranteed by the Company (1)	3,453,447	4,218,560

Total	¥9,258,306	¥10,399,210

(1)	Includes trading balances of secured borrowings.
As of March 31, 2022, fixed-rate long-term borrowings mature between 2022 and 2067 with
interest rates ranging from 0.00% to 30.09%.
Floating-rate obligations, excluding perpetual subordinated debt, which are generally based on TIBOR and LIBOR, mature between
 2022 and 2051
with
interest rates ranging from 0.00% to 7.74%. Index / Equity-linked obligations mature between 2022 and 2052 with
interest rates ranging from 0.00% to 42.30%.
As of March 31, 2023, fixed-rate long-term borrowings mature between 2023 and 2067 with
interest rates ranging from 0.00% to 42.44%.
Floating-rate obligations, excluding perpetual subordinated debts, which are generally based on TIBOR,
Tokyo Overnight Average rate
and
Secured Overnight Financing Rate
, mature between
 2023 and 2061
with
interest rates ranging from 0.00% to 12.90%. Index / Equity-linked obligations mature between 2023 and 2053 with
interest rates ranging from 0.00% to 28.20%.
Certain borrowing agreements contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.
Nomura enters into swap agreements to manage its exposure to interest rates and foreign exchange rates. Debt securities and notes issued are typically converted to Tokyo Overnight Average rate and Secured Overnight Financing Rate-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges, as of March 31, 2022 and 2023.

	March 31
	2022	2023
Short-term borrowings	1.26%	1.23%
Long-term borrowings	1.09%	2.09%
Fixed-rate obligations	1.25%	2.40%
Floating-rate obligations	1.04%	2.08%
Index / Equity-linked obligations	0.79%	1.09%
Maturities of long-term borrowings
The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2023:

Year ending March 31	Millions of yen
2024	¥619,672
2025	1,875,517
2026	1,730,116
2027	884,123
2028	730,624
2029 and thereafter	4,145,545

Subtotal	9,985,597

Trading balances of secured borrowings	413,613

Total	¥10,399,210

Borrowing facilities
As of March 31, 2022 and 2023, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectively.
Subordinated borrowings
As of March 31, 2022 and 2023, subordinated borrowings were ¥414,500 million and ¥414,500 million, respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2021	2022	2023
Basic—
Net income attributable to NHI shareholders	¥153,116	¥142,996	¥92,786

Weighted average number of shares outstanding	3,055,525,640	3,063,524,091	3,006,744,201

Net income attributable to NHI shareholders per share	¥50.11	¥46.68	¥30.86

Diluted—
Net income attributable to NHI shareholders	¥153,064	¥142,861	¥92,606

Weighted average number of shares outstanding	3,147,338,609	3,158,708,013	3,114,313,612

Net income attributable to NHI shareholders per share	¥48.63	¥45.23	¥29.74

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2021, 2022 and 2023 arising from options to purchase common shares issued by subsidiaries and affiliates.
The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company and affiliates, which would have minimal impact on EPS for the years ended March 31, 2021, 2022 and 2023.
Antidilutive stock options and other stock-based compensation plans to purchase 12,398,500, 9,716,800 and 7,147,000 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2021, 2022 and 2023, respectively.
Subsequent Events
On April 26, 2023, the Company adopted a resolution to set up a share buyback program. See Note 1
6
 “
Shareholders’ equity
” for further information.
On May 15, 2023, the Company adopted a resolution to grant Restricted Stock Units (“RSUs”). See Note 1
3
 “
Deferred compensation awards
” for further information.
1
2
. Employee benefit plans:
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
Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥7,911 million and ¥5,795 million as of March 31, 2022 and 2023, respectively.
Net periodic benefit cost
The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2021, 2022 and 2023. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2021	2022	2023
Service cost	¥6,721	¥6,452	¥6,398
Interest cost	1,786	2,042	2,432
Expected return on plan assets	(5,826)	(6,055)	(5,968)
Amortization of net actuarial losses	5,519	3,955	3,818
Amortization of prior service cost	(1,521)	(1,599)	(1,607)

Net periodic benefit cost	¥6,679	¥4,795	¥5,073

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 14 years.
Benefit obligations and funded status
The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2022 and 2023.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	As of or for the year ended March 31
	2022	2023
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥295,810	¥293,039
Service cost	6,452	6,398
Interest cost	2,042	2,432
Actuarial gain	1,433	(22,749)
Benefits paid	(12,683)	(13,893)
Acquisition, divestitures and other	(15)	(84)

Projected benefit obligation at end of year	¥293,039	¥265,143

Change in plan assets:
Fair value of plan assets at beginning of year	¥234,747	¥231,461
Actual return on plan assets	5,464	(2,416)
Employer contributions	815	820
Benefits paid	(9,565)	(10,403)

Fair value of plan assets at end of year	¥231,461	¥219,462

Funded status at end of year	(61,578)	(45,681)

Amounts recognized in the consolidated balance sheets	¥(61,578)	¥(45,681)

The accumulated benefit obligation (“ABO”) was ¥293,039 million and ¥265,143 million as of March 31, 2022 and 2023, respectively.
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
The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Plans with ABO in excess of plan assets:
PBO	¥62,457	¥47,672
ABO	62,457	47,672
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥62,457	¥47,672
ABO	62,457	47,672
Fair value of plan assets	—	—

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents pre-tax amounts of Japanese entities’ plans deferred in
Accumulated other comprehensive income (loss)
that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2023.

Millions of yen
For the year ended March 31, 2023
Net actuarial loss	¥64,551
Net prior service cost	(6,507)

Total	¥58,044

Pre-tax amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2024
Net actuarial loss	¥2,805
Net prior service cost	(1,665)

Total	¥1,140

Assumptions
The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2022 and 2023.

	March 31
	2022	2023
Discount rate	0.8%	1.3%
Rate of increase in compensation levels	0.3%	0.4%
Interest crediting rate	2.9%	2.8%
The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2021, 2022 and 2023.

	Year ended March 31
	2021	2022	2023
Discount rate	0.6%	0.7%	0.8%
Rate of increase in compensation levels	0.3%	0.3%	0.3%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%
Interest crediting rate	3.0%	2.9%	2.9%
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
”
The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2022 and 2023 within the fair value hierarchy.

	Millions of yen
	March 31, 2022
	Level 1	Level 2	Level 3	Balance as of March 31, 2022
Pension plan assets:
Private equity and pooled investments (1)	¥—	¥740	¥29,081	¥29,821
Japanese government securities	20,469	—	—	20,469
Investment trust funds and other (2)(3)	—	19,842	27,575	47,417
Life insurance company general accounts	—	73,314	—	73,314
Other assets	—	33,575	—	33,575

Total	¥20,469	¥127,471	¥56,656	¥204,596

	Millions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Balance as of March 31, 2023
Pension plan assets:
Private equity and pooled investments (1)	¥—	¥1,718	¥23,078	¥24,796
Japanese government securities	21,704	—	—	21,704
Investment trust funds and other (2)(3)	—	19,918	26,328	46,246
Life insurance company general accounts	—	74,033	—	74,033
Other assets	—	24,334	—	24,334

Total	¥21,704	¥120,003	¥49,406	¥191,113

(1)	Includes corporate type equity investments.
(2)	Includes primarily debt investment funds. Hedge funds and real estate funds are also included.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)
Certain assets that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2022 and 2023, the fair values of these assets were ¥26,865 million and ¥28,349 million, respectively.

Within the
fair value
measurement

of plan assets of non-Japanese entities’ plans as of March 31, 2022
,
 ¥1,543 million, ¥2,181 million and ¥36,129 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.
Within the
fair value

measurement
 of plan assets of non-Japanese entities’ plans as of March 31, 2023
,
 ¥44 million, ¥3,149 million and ¥26,497 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.
See Note 2 “
Fair value measurements
” for further information regarding how Nomura estimates fair value for specific types of financial instruments.
The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2022
	Balance as of April 1, 2021	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2022
Private equity and pooled investments	¥33,384	¥1,374	¥(5,677)	¥29,081
Investment trust funds and other	36,335	(532)	(8,228)	27,575

Total	¥69,719	¥842	¥(13,905)	¥56,656

	Millions of yen
	Year ended March 31, 2023
	Balance as of April 1, 2022	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2023
Private equity and pooled investments	¥29,081	¥(1,990)	¥(4,013)	¥23,078
Investment trust funds and other	27,575	2,211	(3,458)	26,328

Total	¥56,656	¥221	¥(7,471)	¥49,406

The fair value measurement of
plan assets of non-Japanese entities’ plans
 classified as Level 3
 mainly
consists
of annuities,
amounted to
¥36,129 million and ¥26,497 million as of March 31, 2022 and 2023, respectively. The amount of unrealized profit (loss) of Level 3 assets amounted to
¥(4,060) million and ¥(9,705)
million for the years ended March 31, 2022 and 2023, respectively. The amounts of gains and losses other than above, purchases and sales, and transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2022 and 2023 were not significant.
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

Year ending March 31	Millions of yen
2024	¥16,237
2025	15,753
2026	15,135
2027	14,373
2028	15,048
2029-2033	59,580
Defined contribution pension plans—
In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.
Nomura contributed ¥6,478 million, ¥6,709 million and ¥6,675 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2021, 2022 and 2023, respectively.
The contributions to overseas defined contribution pension plans were ¥8,035 million, ¥9,215 million and ¥11,964 million for the years ended March 31, 2021, 2022 and 2023, respectively.
Health care benefits—
The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, were
¥9,463 million, ¥10,035 million and ¥9,586 million for the years ended March 31, 2021, 2022 and 2023, respectively.
1
3
. Deferred compensation awards:
Nomura issues deferred compensation awards to senior management and employees, which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.
These stock-based compensation awards comprise Restricted Stock Unit (“RSU”) awards, Plan A and Plan B Stock Acquisition Right (“SAR”) awards, Notional Stock Unit (“NSU”) awards, and Collared Notional Stock Unit (“CSU”) awards. SAR Plan A awards are awards of stock options while RSU awards, SAR Plan B awards, NSU awards and CSU awards are all analogous to awards of restricted common stock.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unless indicated below, deferred compensation awards are generally reduced, forfeited or clawed back in the event of termination of employment, material restatements of financial statements, material conduct issues, material damage to Nomura’s business or reputation, material downturns in the performance of the Nomura group and/or a material failure of risk management.
RSU awards
For
each RSU award, one common stock of the Company is delivered. The awards generally have a graded vesting period from one
to three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.
The grant date fair value per award is determined using the price of the Company’s common stock.
The following table presents activity relating to RSU awards for the year ended March 31, 2023.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2022	122,119,390	¥466	1.0
Granted	100,057,000	442
Forfeited	(13,325,712)	456
Delivered	(50,090,803)	466

Outstanding as of March 31, 2023	158,759,875	¥451	1.0

The weighted-average grant date fair value per award for the year ended March 31,

2021,
 2022 and 2023 was

¥418
,
¥507 and ¥442, respectively.
The total fair value of RSU awards vested during the years ended March 31, 2021, 2022 and 2023 was ¥
10,327 million, ¥28,076 million and ¥
26,642 million
, respectively. The total intrinsic value of units delivered during the years ended March 31, 2021 and 2022 was ¥10,360 million and ¥28,704 million, respectively.
A
total of 32,050,787 shares
were
delivered during the year ended March 31, 2023
with
a total
intrinsic value
of
¥ 23,978 million. The aggregate intrinsic value of RSU awards outstanding as of March 31, 2023 was ¥80,920 million.
As of March 31, 2023, total unrecognized compensation cost relating to RSU awards was ¥11,786 million which is expected to be recognized over a weighted average period of 1.8 years.
SAR Plan B awards
In prior years, the Company issued SAR Plan B awards linked to the price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock, have an exercise price of ¥1 per share and graded vesting generally over three years with certain longer vesting or holding periods where required under local regulations.
The grant date fair value of SAR Plan B awards is determined using the price of the Company’s common stock.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2023. No new SAR Plan B awards have been granted since April 1, 2018.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2022	7,913,800	¥516	2.3
Granted	—	—
Exercised	(3,339,000)	541
Forfeited	(3,800)	469
Expired	(548,000)	564

Outstanding as of March 31, 2023	4,023,000	¥490	1.9

Exercisable as of March 31, 2023	3,750,600	¥494	1.6

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2021, 2022 and 2023 were ¥4,878 million, ¥2,547 million and ¥1,965 million, respectively.
The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2023 were ¥2,047 million and ¥1,908 million, respectively.
As of March 31, 2023, total unrecognized compensation cost relating to SAR Plan B awards was ¥0 million which is expected to be recognized over a weighted average period of 1.1 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2021, 2022 and 2023 were ¥1,784 million, ¥467 million and ¥415 million, respectively.
Total compensation expense recognized within
Non-interest expenses—Compensation and benefits
in the consolidated statements of income relating to RSU and SAR awards for the years ended March 31, 2021, 2022 and 2023 were ¥28,251 million, ¥27,941 million and ¥35,216 million, respectively.
Cash received from the exercise of SAR awards during the year ended March 31, 2023 was ¥4 million and the tax benefit realized from exercise of these awards was ¥87 million.
Total related tax benefits recognized in the consolidated statements of income relating to RSU and SAR awards for the years ended March 31, 2021, 2022 and 2023
 were ¥nil million and ¥nil million and ¥0 million, respectively
. The dilutive effect of outstanding deferred compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations. See Note 1
1

“Earnings per share”
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity related to NSU and CSU awards for the year ended March 31, 2023.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2022	17,998,325	¥445		937,156	¥606
Granted	15,228,667	494	(1)	15,061,452	494
Vested	(12,281,557)	503	(2)	(2,775,837)	497	(2)
Forfeited	(348,893)			(627,484)

Outstanding as of March 31, 2023	20,596,542	¥484	(3)	12,595,287	¥509	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2023.
Total compensation expense recognized within
Non-interest expenses—Compensation and benefits
in the consolidated statements of income relating to NSU and CSU awards for the years ended March 31, 2021, 2022 and 2023 were ¥8,043 million, ¥4,566 million and ¥11,544 million, respectively.
Total unrecognized compensation cost relating to NSU awards, based on the fair value of these awards as of March 31, 2023, was ¥1,006 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.0 years. The total fair value of NSU awards which vested during the years ended March 31, 2021, 2022 and 2023 were ¥8,426 million, ¥7,247 million and ¥6,174 million, respectively.
Total unrecognized compensation cost relating to CSU awards, based on the fair value of these awards as of March 31, 2023, was ¥1,126 million. The total fair value of CSU awards which vested during the years ended March 31, 2021, 2022 and 2023 was
¥576 million, ¥559 million and ¥1,380 million, respectively.
Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSU, and CSU awards for the years ended March 31, 2021, 2022 and 2023 were ¥205 million, ¥125 million and ¥164 million, respectively.
Subsequent events
On May 15, 2023, the Company passed a resolution to grant
RSU
awards to certain senior management and employees.
A
t
otal of 84,295,700 RSU awards have been granted which generally have a graded vesting period from one to three years
or
with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.
On May
25
, 2023, Nomura also granted NSU awards to senior manage
m
ent and employees in countries where RSU awards are less favorably treated from tax or other perspectives. These NSU awards have a total grant date fair value of ¥6 billion and vesting periods of up to seven years.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1
4
. Income taxes:
The following table presents components of
Income tax expense
reported in the consolidated statements of income for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	2023
Current:
Domestic	¥73,534	¥69,661	¥35,107
Foreign	17,853	7,323	16,554

Subtotal	91,387	76,984	51,661

Deferred:
Domestic	(19,567)	1,561	14,356
Foreign	(1,546)	1,545	(8,219)

Subtotal	(21,113)	3,106	6,137

Total	¥70,274	¥80,090	¥57,798

The income tax benefit recognized from operating losses for the years ended March 31, 2021, 2022 and 2023 was ¥97 million, ¥6,007 million and ¥1,787 million, respectively, which is included within deferred income tax expense above.
With effect from April 1, 2022, the Company and its wholly-owned domestic subsidiaries have applied the Group Tax Sharing system. The Group Tax Sharing system is only available for a national tax. The Company does not have any significant impact on its net deferred tax liabilities on adoption of the Group Tax Sharing system.
The effective statutory tax rate applicable to Nomura in Japan was approximately 31% as of March 31, 2021, 2022 and 2023, respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2021, 2022 and 2023. The effective tax rate presented in the following table represents total income tax expense for the year as a percentage of
Income (loss) before income taxes
.

	Year ended March 31
	2021	2022	2023
Nomura’s effective statutory tax rate	31.0%	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances (2)	8.7	18.0	11.3
Additional taxable income	0.7	1.0	0.7
Non-deductible expenses	7.1	5.1	7.8
Non-taxable income	(4.5)	(2.9)	(4.7)
Dividends from foreign subsidiaries	0.0	0.0	0.1
Tax effect of undistributed earnings of foreign subsidiaries	0.0	0.1	0.3
Different tax rate applicable to income (loss) of foreign subsidiaries	(4.0)	0.0	(0.9)
Effect of changes in foreign tax laws (2)	1.1	(14.4)	(1.9)
Tax benefit recognized on the outside basis differences for investment in subsidiaries and affiliates (1)	(8.7)	0.0	(2.3)
Other	(0.9)	(2.6)	(2.7)

Effective tax rate	30.5%	35.3%	38.7%

(1)
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

(2)
The
U.K.
Finance Act 2021, enacted on June 10, 2021, increases the headline U.K. corporation tax rate from 19% to 25% on April 1, 2023. Deferred tax assets and liabilities as of the balance sheet date are calculated by reference to the most appropriate enacted rates as of March 31, 2022. As a result of the change in closing deferred tax rate, Nomura recognized a movement in
Effect of changes in foreign tax laws
of ¥36 billion (which decreased Nomura’s effective tax rate by 16.0%), which was offset by a movement in
Changes in deferred tax valuation allowances
of ¥36 billion (which increased Nomura’s effective tax rate by 16.0% ) during the year ended March 31, 2022.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2022 and 2023, before offsetting of amounts which relate to the same tax-paying component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2022	2023
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥30,441	¥38,596
Investments in subsidiaries and affiliates	21,390	7,458
Valuation of financial instruments	102,021	123,841
Accrued pension and severance costs	20,492	17,308
Other accrued expenses and provisions	79,061	74,043
Operating losses	370,481	414,084
Lease liabilities	49,060	48,329
Other	15,425	19,645

Gross deferred tax assets	688,371	743,304
Less — Valuation allowances	(466,145)	(515,068)

Total deferred tax assets	222,226	228,236

Deferred tax liabilities
Investments in subsidiaries and affiliates	91,040	100,335
Valuation of financial instruments	85,301	118,314
Undistributed earnings of foreign subsidiaries	2,745	2,936
Valuation of fixed assets	23,962	22,540
Right-of-use assets	48,519	47,775
Other	7,044	7,524

Total deferred tax liabilities	258,611	299,424

Net deferred tax assets (liabilities)	¥(36,385)	¥(71,188)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying component within a particular tax jurisdiction, net deferred tax assets reported within
Other assets—Other
in the consolidated balance sheets were ¥15,562 million and ¥22,645 million as of March 31, 2022 and 2023, respectively and net deferred tax liabilities reported within
Other liabilities
in the consolidated balance sheets were ¥51,947 million and ¥93,833 million as of March 31, 2022 and 2023, respectively.
As of March 31, 2023, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥22,417 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in total valuation allowances recognized against deferred tax assets for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021		2022		2023
Balance at beginning of year	¥388,411		¥428,014		¥466,145
Net change during the year	39,603	(1)	38,131	(2)	48,923	(3)

Balance at end of year	¥428,014		¥466,145		¥515,068

(1)
Primarily includes an increase of ¥48,883 million of valuation allowances of certain foreign subsidiaries primar
i
ly
due to an increase in valuation allowances related to operating loss carryforwards, a reduction of ¥5,871 million of valuation allowances primarily
due to an increase in valuation of financial instruments, and a reduction of ¥3,409 million of valuation allowances related to Japanese subsidiaries and the Company primarily
due to an increase of valuation of financial instruments and a decrease of accrued pension and severance costs. In total, ¥39,603 million of allowances increased.

(2)
Primarily includes an increase of ¥51,706 million of valuation allowances of certain foreign subsidiaries primarily
due to an increase in operating loss carryforwards, and a reduction of ¥13,575 million of valuation allowances related to Japanese subsidiaries and the Company primarily
due to a decrease of operating loss carryforwards. In total, ¥38,131 million of allowances increased.

(3)
Primarily includes an increase of ¥53,851 million of valuation allowances of certain foreign subsidiaries primarily
due to an increase in operating loss carryforwards, and a reduction of ¥4,928 million of valuation allowances related to Japanese subsidiaries and the Company primarily
due to a decrease of valuation allowances of Investments in subsidiaries and affiliates. In total, ¥48,923 million of allowances increased.

As of March 31, 2023, total operating loss carryforwards were ¥2,134,580 million, which included ¥440,983 million relating to the Company and domestic subsidiaries, ¥663,578 million relating to foreign subsidiaries in U.K., ¥663,629 million relating to foreign subsidiaries in U.S., ¥332,488 million relating to foreign subsidiaries in Hong Kong, and ¥33,902 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥1,265,887 million can be carried forward indefinitely, ¥759,573 million expires by March 31, 2033 and ¥109,120 million expires in later fiscal years. These numbers are presented before offset with any uncertain tax position discussed later.
In determining the amount of valuation allowances to be recognized as of March 31, 2023, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries. In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provide the most verifiable negative evidence available and outweigh positive evidence.
While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in a reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2021, 2022 and 2023. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.
The determination of whether deferred tax assets will be realized, and therefore whether a valuation allowance is required, is inherently subjective and often requires management judgment around the future

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

profitability of Nomura entities, an interpretation of tax rules by courts and regulatory authorities and tax examinations by taxing authorities, and the appropriate weighting of positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize deferred tax assets in the relevant tax jurisdiction.
Nomura’s unrecognized tax benefits were ¥4,367 million, ¥35,774 million and ¥34,763 million as of March 31, 2021, 2022 and 2023 respectively. Out of the balance as of March 31, 2023, ¥
5,766 million, if recognized, would favorably impact the effective tax rate in the future periods. The remaining balance would not favorably impact the effective tax rate as it is expected to increase operating loss carryforwards and corresponding valuation allowance.
The movement of the gross amounts in unrecognized tax benefits during the year ended March 31, 2023 was a decrease of ¥1,011 million of which ¥504 million is presented as a reversal of a reduction in deferred tax assets for utilization of net operating loss carryforward. Out of the balance as of March 31, 2022, ¥6,273 million, if recognized, would favorably impact the effective tax rate in the future periods. The remaining balance would not favorably impact the effective tax rate as it is expected to increase operating loss carryforwards and corresponding valuation allowance.
The movement of the gross amounts in unrecognized tax benefits during the year ended March 31, 2022 was an increase of ¥31,406 million of which ¥29,501 million is presented as a reduction to deferred tax assets for utilization of net operating loss carryforward. There were no significant movements in the gross amounts of unrecognized tax benefits for the years ended March 31, 2021. There were also no significant movements of the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2021, 2022 and 2023. Nomura is under regular examination by the Japanese National Tax Agency and other taxing authorities in the major tax jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. It is reasonably possible that there may be an increase or decrease in unrecognized tax benefits within 12 months of March 31, 2023 depending on the outcome of the examinations. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.
Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.
The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major tax jurisdictions in which Nomura operates as of March 31, 2023.

Jurisdiction	Fiscal year ended March 31,

Japan	2018	(1)
United Kingdom	2016	(2)
United States	2019

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the fiscal year ended March 31, 2017 .
(2)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the fiscal year ended March 31, 2016.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1
5
. Other comprehensive income (loss):
The following tables present changes in
Accumulated other comprehensive income (loss)
for the years ended March 31, 2022 and 2023.

	Millions of yen
	For the year ended March 31, 2022
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥18,316	¥118,574	¥22	¥118,596	¥136,912
Pension liability adjustment (1)	(43,477)	(2,156)	1,830	(326)	(43,803)
Own credit adjustments (2)	(12,983)	46,816	1,031	47,847	34,864

Total	¥(38,144)	¥163,234	¥2,883	¥166,117	¥127,973

	Millions of yen
	For the year ended March 31, 2023
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥136,912	¥109,801	¥(3,946)	¥105,855	¥242,767
Pension liability adjustment (1)	(43,803)	8,615	3,014	11,629	(32,174)
Own credit adjustments (2)	34,864	73,193	(196)	72,997	107,861

Total	¥127,973	¥191,609	¥(1,128)	¥190,481	¥318,454

(1)	See Note 1 2 “ Employee benefit plans ” for further information.
(2)	See Note 2 “ Fair value measurements ” for further information.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present significant reclassifications out of
Accumulated other comprehensive income (loss)
for the years ended March 31, 2022 and 2023.

	Millions of yen
	For the year ended March 31
	2022	2023	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥(21)	¥4,033	Revenue—Other / Non-interest expenses—Other
	(1)	(87)	Income tax expense

	(22)	3,946	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(22)	¥3,946	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2022	2023	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Pension liability adjustment:
	¥(2,585)	¥(3,372)	Non-interest expenses—Compensation and benefits / Revenue—Other
	755	358	Income tax expense

	(1,830)	(3,014)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(1,830)	¥(3,014)	Net income (loss) attributable to NHI shareholders

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31
	2022	2023	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Own credit adjustments:
	¥(1,161)	¥334	Revenue—Net gain on trading
	130	(138)	Income tax expense

	(1,031)	196	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(1,031)	¥196	Net income (loss) attributable to NHI shareholders

1
6
. Shareholders’ equity:
The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2021, 2022 and 2023.

	Number of Shares
	Year ended March 31
	2021	2022	2023
Common stock outstanding at beginning of year	3,038,587,493	3,063,155,434	3,017,804,012
Decrease of common stock by cancellation of treasury stock	(260,000,000)	—	—
Common stock held in treasury:
Repurchases of common stock	(20,129)	(80,020,237)	(50,016,744)
Sales of common stock	353	345	296
Common stock issued to employees	24,587,717	34,682,592	35,900,087
Cancellation of treasury stock	260,000,000	—	—
Other net change in treasury stock	—	(14,122)	(8,327)

Common stock outstanding at end of year	3,063,155,434	3,017,804,012	3,003,679,324

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in
capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2021, 2022 and 2023, the amounts available for distributions were ¥1,232,753 million, ¥1,315,738 million and ¥1,425,642 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.
Dividends on the Company’s common stock per share for the years ended March 31, 2021, 2022 and 2023 were ¥35.0, ¥22.0 and ¥17.0, respectively.

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
On April 26, 2022, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article
459-1
of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 50,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥30,000 million and (c) the share buyback will run from May 17, 2022 to March 31, 2023. Under this repurchase program, the Company repurchased 50,000,000 shares of common stock at a cost of ¥24,719 million.
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
Subsequent Events
On April 26, 2023, the board of directors approved a resolution to set up a share buyback program, pursuant to the Company’s articles of incorporation set out in accordance with Article
459-1
of the Companies Act as follows: (a) total number of shares authorized for repurchase is up to 35,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥20,000 million and (c) the share buyback program will run from May 16, 2023 to March 29, 2024 (excluding the ten business days following the announcement of quarterly operating res ults).
On April 26, 2023, the board of directors approved a resolution to cancel a part of its own shares in accordance with Article 178 of the Companies Act of Japan. On June 1, 2023, the shares have been cancelled as follows.
Outline of cancellation
1. Type of shares cancelled : Nomura Holdings, Inc. common shares
2. Number of shares cancelled :

70,000,000
shares
3. Cancellation date :
June 1, 2023
1
7
. Regulatory requirements:
In April 2011, the Company has been assigned as Final Designated Parent Company who must calculate a consolidated capital adequacy ratio and since then, our consolidated capital adequacy ratio has been cal
culated based on Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and Basel III and Nomura has calculated a Basel
III-based
consolidated capital adequacy ratio since March 2013.
In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2022 and 2023, the Company was in compliance with common equity Tier 1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2023 was
7.62
% for the common equity Tier 1 capital ratio,
9.12
% for the Tier 1 capital ratio and
11.12
% for the co
ns
olidated capital adequacy ratio.
Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules require the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2022 and 2023, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2022 and 2023, the capital adequacy ratio of NFPS also exceeded 120%.
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
As of March 31, 2022 and 2023, the total amount of segregated client cash recognized as an asset in
Deposits with stock exchanges and other segregated cash
in the consolidated balance sheets was ¥113,052 million and ¥53,970 million, respectively. As of March 31, 2022 and 2023, the total amount of segregated securities recognized as assets in
Trading assets
and
Collateralized agreements
in the consolidated balance sheets was ¥1,103,395 million and ¥1,082,049 million, respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule
15c3-1(a).
As of March 31, 2022 and 2023, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.
In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”) as a U.K. Parent Financial Holding Company. The regulatory consolidation is produced in accordance with the requirements established under the Financial Services and Markets Act 2000, U.K. Capital Requirements Regulations and the PRA Rulebook. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is also regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. As a
non-U.S.
swap dealer and securities based swap dealer NIP is also subject to the regulations of the CFTC and SEC under the Dodd Frank Act. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. NEHS also has a number of European domiciled subsidiaries including Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany which is regulated by the German regulator (“BaFin”) and is subject to the EU Capital Requirements Regulation and local German regulations and Banque Nomura France (“BNF”), a Nomura subsidiary domiciled in France which is regulated by the French regulator (“ACPR”) and is also subject to the EU Capital Requirements Regulation and local French regulations. As of March 31, 2022 and 2023, NEHS, NIP, NBI, NFPE and BNF were in compliance with relevant regulatory capital related requirements.
In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including sales, trading and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a licensed merchant bank regulated by the Monetary Authority of Singapore (“MAS”). NSL carries out its regulated activities including, among others, fixed income and securities sales and trading business, advising on securities, corporate finance and wealth management. NSL is regulated and has minimum capital adequacy requirements imposed on it, including its branch in the Dubai International Financial Centre, by the MAS in Singapore. NIHK and NSL have been compliant with relevant regulatory capital related requirements.
1
8
. Affiliated companies and other equity-method investees:
Nomura’s significant affiliated companies and other equity-method investees include Nomura Research Institute, Ltd. (“NRI”) and Nomura Real Estate Holdings, Inc. (“NREH”). Also, Nomura invests in American Century Companies, Inc., that is measured at fair value on a recurring basis through election of the fair value option. See Note 2 “
Fair value measurements
” for further information.
NRI
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
2022.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Further
, Nomura has sold 15,000,000 ordinary shares it held at ¥57,870 million to third parties, through bloc
k trades o
n March 23, 2022. As a result of the transaction, a gain of ¥42,798 million was recognized in earnings within
Revenue—Other
during the year ended
March 31,
2022.
Nomura has participated in a secondary offering at Nomura Research Institute as a seller on December 5, 2022, and sold 13,000,000 ordinary shares it held at ¥37,528 million to third parties. As a result of the transaction, a gain of approximately

¥28.0 billion was recognized in earnings within
Revenue—Other
during the year ended March 31, 2023. NRI remains an equity method affiliate of NHI.
As of March 31, 2022 and 2023, Nomura’s ownership of NRI was 24.5% and 22.3% respectively.
NREH
NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.

As of March 31, 2022 and 2023, Nomura’s ownership of NREH was 36.6% and 37.5% respectively.
As of March 31, 2022 and 2023, the carrying value of the investments in equity method investees in the aggregate exceeded Nomura’s equity in the underlying net assets of these equity method investees by
¥20,393

million and
¥23,640
million,
respectively, and such excess primarily represented equity method goodwill for each significant equity method investee, except for certain equity method investees including NREH for which Nomura’s carrying value was below Nomura’s equity in the underlying net assets of the investees.
Summary financial information—
The following tables present summarized financial information for significant affiliated companies of Nomura (including t hose elected fo
r the fair value option) as of March 31, 2022 and 2023, and for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Total assets	¥3,009,394	¥3,135,710
Total liabilities	1,984,043	2,006,590

	Millions of yen
	Year ended March 31
	2021	2022	2023

Net revenues	¥909,616	¥1,041,000	¥1,079,609
Non-interest expenses	737,200	786,391	838,005
Net income attributable to affiliated companies	124,163	179,706	179,073
The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2022 and 2023, and during the years e nded
March 31, 2021, 2022 and 2023. Investments in American Century Companies, Inc., for which fair value option was elected, are not included in
Investments in affiliated companies
in the following table and are reported within
Other assets—Other
in the consolidated balance sheets. In addition, dividends received for investments in affiliates for which

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fair value option was elected are not included in
Revenues
in the following table and are reported within
Interest and dividends
in the consolidated statements of income.

	Millions of yen
	March 31
	2022	2023
Investments in affiliated companies	¥363,281	¥398,485
Advances to affiliated companies	1,000	4,000
Other receivables from affiliated companies (1)	24,754	25,415
Other payables to affiliated companies (2)	30,617	31,074

(1)	Includes ROU assets of ¥23,899 million and ¥23,311 million as of March 31, 2022 and 2023 , respectively.
(2)	Includes operating lease liabilities of ¥23,899 million and ¥23,311 million as of March 31, 2022 and 2023 , respectively.

	Millions of yen
	Year ended March 31
	2021	2022	2023
Revenues	¥2,240	¥2,660	¥2,795
Non-interest expenses	50,753	50,004	50,966
Purchase of software, securities and tangible assets	14,407	12,760	19,602
The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Carrying amount	¥341,935	¥363,792
Fair value	772,243	593,883

The following table presents eq
uity
in earnings of and dividends from equity-method investees, for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	2023
Equity in earnings of equity-method investees (1)	¥26,812	¥32,083	¥47,480
Dividends from equity-method investees	11,096	11,848	13,354

(1)	Equity in earnings of equity-method investees is reported within Revenue-Other in the consolidated statements of income.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Commitments, contingencies and guarantees:
Commitments—
Credit and investment commitments
In connection with its banking and financing activities, Nomura provides commitments to extend credit which general
l
y have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below as commitments to extend credit.
Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below as commitments to invest.
The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2022 and 2023.

	Millions of yen
	March 31, 2022	March 31, 2023
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,135,695	¥1,623,897
Other commitments to extend credit	877,156	1,010,332

Total	¥2,012,851	¥2,634,229

Commitments to invest	¥32,286	¥21,994

Maturity profile
of these com
mitments as of Ma
rch 31
, 2023:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,623,897	¥1,623,897	¥—	¥—	¥—
Other commitments to extend credit	1,010,332	199,120	289,991	338,978	182,243

Total	¥2,634,229	¥1,823,017	¥289,991	¥338,978	¥182,243

Commitments to invest	¥21,994	¥195	¥1,292	¥5,003	¥15,504
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other commitments
Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to

¥
98,214

million as of March 31, 2022 and
¥
99,134
 million
as of March 31, 2023.
As of March 31, 2023, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥99,134	¥21,501	¥7,767	¥3,119	¥63,879	¥927	¥1,941
Above table includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment association.
Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥1,565 billion for resale agreements and ¥2,673 billion for repurchase agreements as of March 31, 2022 and ¥1,143 billion for resale agreements and ¥2,146 billion for repurchase agreements as of March 31, 2023.
Nomura has commitments to purchase notes held by our clients. These commitments amounted to ¥
15
billion as of March 31, 2022 and ¥
14 billion as of
March 31, 2023.
In
Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥1,219 billion and ¥952 billion as of March 31, 2022 and 2023, respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The
Company regularly evaluates each legal proceeding and claim on a case-by-case
basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “
Contingencies
” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2021, 2022 and 2023, a total liability of ¥62,889 million, ¥
76,866 million and ¥42,459
 million has been recognized, respectively, and reported within the consolidated balance sheets within
Other liabilities
in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated. Total expenses recognized through earnings during the year ended March 31, 2021 and 2022 were ¥41,131 million and ¥
63,338
 million, respectively, which has been reported within the consolidated statements of income within
Non-interest
expenses
—
Other
. Total expenses recognized through earnings during the year ended March 31, 2023 was immaterial.
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
For
certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 28, 2023, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥
51 billion.
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
Claims for reimbursement of tax credits paid on dividends on Italian shares have been made by the tax authorities in Pescara, Italy alleging breaches of the U.K.-Italy Double Taxation Treaty of 1998 against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’
voluntary

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liquidation
since 2000. An Italian Supreme Court judgment in June 2019 confirmed that an amount of approximately EUR
38

million (comprised of tax credit refunds plus accrued interest), plus further interest, was payable by IBJN to the Italian tax authorities.
In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $34 million plus interest.
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
$3,203
million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract from 2011 to 2014. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and discovery was completed and Notes of Issue were filed. The Company has been engaged in efforts to resolve the actions outside of Court; certificateholder approval has been obtained for five settlement agreements and the Court is currently reviewing the agreements for approval.
A monoline insurer, Ambac Assurance Corp (“Ambac”), brought an action in April 2013 against Nomura Credit & Capital, Inc. (“NCCI”) and Nomura Holding America Inc. (“NHA”) alleging breach of contract with respect to representations concerning specific loan characteristics and fraud in the inducement of the insurance

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contract
based on misrepresentations concerning the loans for two trusts insured by Ambac. The court dismissed all claims against NHA. Ambac and NCCI resolved all claims and the action was dismissed pursuant to a stipulation filed January 3, 2023.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

breached
Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP appealed the decision to the Milan Court of Appeal. On May 6, 2022, the Milan Court of Appeal delivered its oral verdict, overturning the first instance judgment and acquitting the two former employees of NIP of all charges. The court also overturned the first instance judgment in respect of NIP and quashed the EUR 3.45 million fine and EUR 88 million confiscation order imposed on NIP. The detailed reasoning for the verdict was made available on October 3, 2022. In November 2022, the Public Prosecutor appealed the decision to the Supreme Court.
In addition, NIP is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.
In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Virmont S.A. (formerly, Alken Luxembourg S.A, the funds’ management company) (collectively referred to as “Alken”) was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and sought monetary damages of approximately EUR
434 million
plus interest, as well as
non-monetary
damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal.
In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary
damages in an amount left to be quantified by
the Judge.
Additionally
, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal’s decision to the Italian Supreme
Court.
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
million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint included allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks sought to recover approximately
$48 million
in damages, plus interest. By judgment dated June 2, 2022, the Taipei
District

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Court
dismissed the Syndicate Banks’ claims in entirety. On July 4, 2022, a Statement of Appeal was filed by 5 of the 6 Syndicate Banks (Cathay United Bank Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd. and Hwatai Bank Ltd., together the “Appellants”), indicating the Appellants’ intention to appeal the Taipei District Court decision to the Taiwan High Court. The claim amount for the appeal was approximately
$42.6
million in damages, plus interest. The Appellants’ appeal was dismissed on August 30, 2022. The Taipei District Court judgment dated June 2, 2022, dismissing the Syndicate Banks’ claims, became final and binding on September 19, 2022.
On
May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. In August 2021, NIP and the Company appealed the decision. The fine has been provisionally paid, as is required, pending the outcome of NIP and the Company’s appeal.
NIP and Nomura Securities International, Inc. (“NSI”) were named as defendants in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB. NSI has been dismissed from the action.
Additionally, NIP and NSI were named as defendants in a separate class action filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law relating to the alleged manipulation of the market for supranational, sub-sovereign
and agency bonds. In October 2022, subject to approval by the Federal Court of Canada, NIP and NSI have agreed to settle the class action.
Nomura
is responding to requests for information from the U.S. Commodity Futures Trading Commission (“CFTC”) in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.
Nomura
also responded to requests for information from the CFTC in relation to compliance with records preservation requirements relating to the use of non-Nomura
approved messaging platforms for business communications
. In September 2022, Nomura agreed to pay
a
$50 million civil monetary
penalty
and to comply with certain
non-monetary
undertakings ordered by the CFTC.
NSI also responded to requests for information from the Securities and Exchange Commission (“SEC”) in connection with an investigation of compliance with records preservation requirements relating to the use of non-Nomura
approved messaging platforms for business communications. In September 2022, NSI agreed to pay
 a
$50 million civil monetary
penalty
and to comply with certain
non-monetary
undertakings ordered by the SEC.
The SEC and the United States Department of Justice (“DOJ”) investigated past activities of several former employees of NSI in respect of commercial and residential mortgage-backed securities transactions in the secondary market. In July 2019, NSI entered into settlements with the SEC concerning its supervision of certain former employees, and the investig ation has conc
luded. The investigation by the DOJ has been ongoing and NSI has been cooperating fully.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In
September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages
,
plus interest.
In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears that the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.
Stichting Vestia, a Dutch housing association and former counterparty, asserted a claim against NIP relating to derivative transactions entered into between Vestia and NIP between 2009 and 2011. On February 1, 2022, Vestia commenced proceedings against NIP in the English Courts. The proceedings alleged that the transactions were void because Vestia lacked the capacity and/or the authority to enter into them. Vestia sought restitution of a

net amount of approximately
EUR

153.5 million plus interest in respect of those transactions. In December 2022, NIP, with no admission of liability or wrongdoing, entered into a confidential settlement agreement with Vestia pursuant to which the parties settled all claims relating to the Transactions.
In the context of a secured financing and the enforcement of the related pledge agreements following events of default attributable to the counterparty, on February 8, 2022, two former pledgors served a formal notice stating their intention to commence legal proceedings against Nomura European Investment Limited (“NEI”) as lender and NIP as security agent. The pledgors alleged that there had been certain valuation errors in relation to enforcement of the related pledge agreements and sought compensation from NEI or, alternatively, from NIP. On November 9, 2022, NEI and NIP entered into a settlement agreement with the pledgors to resolve the potential claim with no admission of liability or wrongdoing.
In August and October 2022, Nomura Financial Advisory and Securities (India) Private Limited (“NFASI”) was served with two commercial suits filed with the Bombay High Court against NFASI and other parties. The lawsuits relate to the same equity disposal where the plaintiffs were two of the sellers and NFASI acted as financial advisor to the sellers, and include allegations that NFASI failed to comply with its duties as financial advisor. The total claim amounts in the suits are approximately INR

2.6 billion in damages, plus interest.
Guarantees—
In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Millions of yen
	March 31
	2022		2023
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts (1)(2)	¥6,151,646	¥393,709,887	¥8,983,145	¥514,420,432
Standby letters of credit and other guarantees (3)	—	1,698,193	—	1,544,159

(1)	Credit derivatives are disclosed in Note 3 “ Derivative instruments and hedging activities ” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)
Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee is minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2023.

	Millions of yen
	Carrying value	Maximum potential payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥8,983,145	¥514,420,432	¥100,153,216	¥197,535,388	¥66,032,944	¥150,698,884
Standby letters of credit and other guarantees	—	1,544,159	1,517,287	15,903	10,258	711

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Segment and geographic information:
Operating segments—
We established our Investment Management Division to replace our former Asset Management Division and the Merchant Banking Division on April 1, 2021. Accordingly, our operating management and management reporting are prepared based on our Retail, Investment Management and Wholesale Divisions. We have disclosed business segment information in accordance with this structure.
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
Certain comparative amounts have been reclassified to conform to the current year’s presentation, in accordance with the realignment in April 202
1
.

	Millions of yen
	Retail	Investment Management	Wholesale (1)(2) (3)(4)	Other (Incl. elimination)	Total
Year ended March 31, 2021
Non-interest revenue	¥366,271	¥153,523	¥524,019	¥205,411	¥1,249,224
Net interest revenue	2,538	9,627	167,337	(38,399)	141,103

Net revenue	368,809	163,150	691,356	167,012	1,390,327
Non-interest expenses	276,480	72,142	627,051	195,528	1,171,201

Income (loss) before income taxes	¥92,329	¥91,008	¥64,305	¥(28,516)	¥219,126

Year ended March 31, 2022
Non-interest revenue	¥324,642	¥129,848	¥617,227	¥232,437	¥1,304,154
Net interest revenue	3,343	18,145	85,828	(53,203)	54,113

Net revenue	327,985	147,993	703,055	179,234	1,358,267
Non-interest expenses	268,745	76,478	628,563	163,481	1,137,267

Income (loss) before income taxes	¥59,240	¥71,515	¥74,492	¥15,753	¥221,000

Year ended March 31, 2023
Non-interest revenue	¥297,496	¥120,096	¥809,681	¥175,034	¥1,402,307
Net interest revenue	2,695	8,463	(37,301)	(10,316)	(36,459)

Net revenue	300,191	128,559	772,380	164,718	1,365,848
Non-interest expenses	266,695	85,064	743,011	91,333	1,186,103

Income (loss) before income taxes	¥33,496	¥43,495	¥29,369	¥73,385	¥179,745

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)
Non-interest
revenue
and
Non-interest
expense
for the year ended March 31, 2021 include losses of ¥245,749 million arising from the U.S. Prime Brokerage Event. The losses are reported within
Net gain on trading
in the amount of ¥(204,188) million and in
Non-interest
expenses
—
Other
in the amount of ¥41,561 million in the consolidated statements of income

(2)
Non-interest
revenue
and
Non-interest
expense
for the year ended March 31, 2022 include losses of ¥65,362 million arising from the U.S. Prime Brokerage Event. The losses are reported within
Net gain on trading
in the amount of ¥(56,073) million and in
Non-interest
expenses
—
Other
in the amount of ¥9,289 million in the consolidated statements of income.

(3)
Non-interest
revenue
and
Non-interest
expense
for the year ended March 31, 2022 include gains of ¥14,696 million, as the recoverable amount for a part of the claim related to the loss arising from the U.S. Prime Brokerage Event was
reasonably estimated. The gains are reported within
Net gain on trading
in the amount of ¥12,161 million and in
Non-interest
expenses
—
Other
in the amount of ¥(2,535) million in the consolidated statements of income.

(4)
Non-interest
revenue
and
Non-interest
expense
for the year ended March 31, 2023 include gains of ¥ 12,025
million, as the recoverable amount for a part of the claim related to the loss arising from the U.S. Prime Brokerage Event was reasonably estimated and collected. The gains are reported within
Net gain on trading
in the amount of ¥9,954 million and in
Non-interest
expenses—Other
in the amount of ¥(2,071) million in the consolidated statements of income.

Transactions
between operating segments are recorded within segment results based on commercial terms and conditions and are eliminated in “
Other
.”
The following table presents the major components of
Income (loss) before income taxes
in
“Other”
for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	2023
Net gain (loss) related to economic hedging transactions	¥(11,450)	¥(9,937)	¥(4,846)
Realized gain on investments in equity securities held for operating purposes	1,731	1,355	28,385
Equity in earnings of affiliates (1)	(16,410)	36,790	47,744
Corporate items (2)	4,956	(91,073)	(12,590)
Other (3)(4)(5)(6)	(7,343)	78,618	14,692

Total	¥(28,516)	¥15,753	¥73,385

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(5)	Income before income taxes for the year ended March 31, 2023 includes a gain of approximately ¥28.0 billion from the sale of Nomura Research Institute, Ltd. ordinary shares.
(6)	Includes the impact of Nomura’s own creditworthiness.
The
table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported
Net revenue,
Non-interest
expenses
and
Income (loss) before income taxes
in the consolidated statements of income for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	2023
Net revenue	¥1,390,327	¥1,358,267	¥1,365,848
Unrealized gain (loss) on investments in equity securities held for operating purposes	11,545	5,623	(30,271)

Consolidated net revenue	¥1,401,872	¥1,363,890	¥1,335,577

Non-interest expenses	¥1,171,201	¥1,137,267	¥1,186,103
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,171,201	¥1,137,267	¥1,186,103

Income (loss) before income taxes	¥219,126	¥221,000	¥179,745
Unrealized gain (loss) on investments in equity securities held for operating purposes	11,545	5,623	(30,271)

Consolidated income (loss) before income taxes	¥230,671	¥226,623	¥149,474

(1)	Includes a reversal of unrealized gain (loss) on investments in equity securities held for operating purposes that were sold in the years ended March 31, 2021, 2022 and 2023.
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
The tables below present a geographic allocation of
Net revenue
and
Income (loss)
before income taxes
from operations by geographic areas for the years ended March 31, 2021, 2022 and 2023 and Long-lived assets associated with Nomura’s operations as of March 31, 2021, 2022 and 2023.
Net revenue
in Americas and Europe in the table substantially represents Nomura’s operations in the U.S. and the U.K., respectively.
Net revenue
and

F-13
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets have been allocated based on transactions with external customers while
Income (loss)
before income taxes
has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2021 (2)	2022 (2)	2023 (3)

Net revenue (1)(3) :
Americas	¥226,741	¥289,571	¥290,036
Europe	142,941	131,393	163,977
Asia and Oceania	66,985	85,081	68,817

Subtotal	436,667	506,045	522,830
Japan	965,205	857,845	812,747

Consolidated	¥1,401,872	¥1,363,890	¥1,335,577

Income (loss) before income taxes (3) :
Americas	¥(76,963)	¥(40,950)	¥(51,743)
Europe	14,283	(21,774)	9,206
Asia and Oceania	49,205	28,586	31,003

Subtotal	(13,475)	(34,138)	(11,534)
Japan	244,146	260,761	161,008

Consolidated	¥230,671	¥226,623	¥149,474

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Includes losses arising from the U.S. Prime Brokerage Event.
(3)	Includes gains from the estimated recoverable amounts and collected amounts for a part of the claim related to the loss arising from the U.S. Prime Brokerage Event.

Millions of yen
Year ended March 31
2021	2022	2023

Long-lived assets:
Americas	¥98,611	¥103,045	¥114,946
Europe	65,165	53,643	53,161
Asia and Oceania	26,690	23,600	23,839

Subtotal	190,466	180,288	191,946
Japan	303,355	269,135	308,941

Consolidated	¥493,821	¥449,423	¥500,887

2
1
. Related party transactions
Nomura makes loans to certain of its directors and other related parties. Outstanding loans to its directors and other related parties were not considered significant.

F-
137

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
2
. Supplementary subsidiary guarantee information required under SEC rules:
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

F-13
8

INDEX OF EXHIBITS

Exhibit Number	Description
1.1
Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.2	Share Handling Regulations of Nomura Holdings, Inc. (English translation)

1.3
Regulations of the Board of Directors of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.4
Regulations of the Nomination Committee of Nomura Holdings, Inc. (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.5
Regulations of the Audit Committee of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.6
Regulations of the Compensation Committee of Nomura Holdings, Inc. (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

2.1
Form of Deposit Agreement among Nomura Holdings, Inc., The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on April 28, 2010 as an exhibit to the Registration Statement on Form F-6 (File No. 333-166346) and incorporated herein by reference)

2.2
Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

4.1	Form of Limitation of Liability Agreement (1)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Nomura Group Code of Conduct 2023 (English translation)

11.2
Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30,2020 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.
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
Date: June 28, 2023