Form 20-F/A
period 2023-03-31
NOMURA HOLDINGS INC
filed 2024-04-12
CIK 1163653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F
/A

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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
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
☒
 No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE
Nomura Holdings, Inc. (the “Company”) is filing this amendment on Form
20-F/A
(“Amendment No. 1”) in order to amend our Annual Report on
Form 20-F
for the year ended March 31, 2023 (the “Original Filing”) which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2023 (the “Original Filing Date”). The purpose of this Amendment No.1 is as follows:

•
To restate the Company’s consolidated financial statements as of March 31, 2022 and 2023 and for the three years ended March 31, 2023 (such restated financial statements are referred to as the “Restated Financial Statements”) to correct certain material presentation and classification errors identified within the Company’s consolidated statement of cash flows (“the cash flow statement errors”);

•	To amend relevant footnote disclosures in the consolidated financial statements related to the cash flow statement errors;

•
To amend disclosure within Item 3.D “Risk Factors—Risks Relating to Legal, Compliance and Other Operational Issues” to add a risk factor on the material weakness in the Company’s internal control over financial reporting identified in connection with the cash flow errors;

•	To amend disclosure within Item 5.B “Liquidity and Capital Resources—Funding and Liquidity Management—Cash Flows” to update disclosures related to the consolidated cash flow statement;

•	To include disclosure within Item 6.F “Disclosure of a registrant’s action to recover erroneously awarded compensation”;

•
To amend disclosure within Item 15 “Controls and Procedures” to reflect our management’s determination that, as of March 31, 2023, our disclosure controls and procedures were not effective, that a material weakness existed in our internal control over financial reporting and that our internal control over financial reporting w as
not effective, as well as to make other related disclosures;

•	To include the revised report of the Company’s independent registered public accounting firm, Ernst & Young ShinNihon LLC, on the Restated Financial Statements on page F-2 of this Amendment No. 1;

•
To include the revised report of the Company’s independent registered public accounting firm, Ernst & Young ShinNihon LLC, on the effectiveness of internal control over financial reporting on page F-
5
of this Amendment No. 1;

•
To include updated certifications from our Group Chief Executive Officer and Chief Financial Officer, as required by Section 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1, 12.2, 13.1 and 13.2 to this Amendment No. 1;

•	To include an updated consent letter from the Company’s independent registered public accounting firm, Ernst & Young ShinNihon LLC, as Exhibit 15.1 to this annual report;

•	To file Nomura’s compensation recovery policy adopted pursuant to the NYSE listing standards required by 17 CFR 240.10D-1 (“Rule 10D-1”), as Exhibit 97.1 to this annual report; and

•	To include updated XBRL information (including the relevant exhibits).
Other than the changes expressly described above, the Amendment No.1 continues to present information as of the Original Filing Date and has not been amended, supplemented, or updated to reflect any new information, other circumstances or subsequent events which have occurred since the Original Filing date. Accordingly, this Amendment No.1 should be read in conjunction with the Company’s reports filed with or furnished to the SEC subsequent to the Original Filing Date. The filing of this Amendment No.1, including the relevant updated certifications and consents, should not be understood to mean that any other statements, disclosures or information contained in the Original Filing, continue to be true and complete as of any date subsequent to the Original Filing Date, other than as expressly described above.
See Item 15. “
Controls and Procedures
” and Note 1. “
Summary of Accounting Policies
” in the consolidated financial statements included in this Amendment No.1 for further details of the nature of the cash flow statement errors, the material weakness in internal control over financial reporting identified as a result of the cash flow statement errors, and the remediation plan of our management to address the material weakness.

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

•	Risks Relating to Legal, Compliance and Other Operational Issues

14	Operational risk could adversely affect our business

15	We have identified a material weakness in our internal control over financial reporting and, despite our efforts to remediate, may identify further material weaknesses in the future

16	Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

17	A failure to identify and appropriately address conflicts of interest could adversely affect our business

18	Our business is subject to substantial legal, regulatory and reputational risks

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

19	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

20	System failure, the information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations

21	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

•	Risks Related to Holding or Trading of our Shares and ADSs

22
Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of the Company’s common stock at a particular price on any particular trading day, or at all

23	Under Japan’s unit share system, holders of the Company’s shares constituting less than one unit are subject to transfer, voting and other restrictions

24	As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

25	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

26	The Company’s shareholders of record on a record date may not receive the dividend they anticipate

27
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
Issues related to operational risk may also include the risks listed in items 15 to 21 below.

15.	We have identified a material weakness in our internal control over financial reporting and, despite our efforts to remediate, may identify further material weaknesses in the future
The Company identified a material weakness in our internal control over financial reporting during the quarter ended March 2024 in relation to certain classification and presentation matters within the consolidated statement of cash flows as included within our consolidated financial statements, which has resulted in the need to restate the consolidated statement of cash flows in certain of the Company’s annual and interim consolidated financial statements. The Company has identified and is in the process of implementing a number of remediation actions, which are also being tested, to address this material weakness and intended to mitigate the risk of similar errors occurring in the future within the consolidated statement of cash flows. Nonetheless, additional material weaknesses or other issues may arise in the future resulting in the Company not being able to provide financial information in our consolidated financial statements and elsewhere in an accurate, timely and reliable manner or requiring additional restatements of our consolidated financial statements or other aspects of our periodic reporting. This may undermine confidence in our published financial information and other reported information by users of our consolidated financial statements, including holders of our securities, resulting in reductions in the price of our common stock and/or ADRs as well as limit our access to capital markets, impact client or counterparty appetite to enter into transactions with us and subject us to potential regulatory investigations and sanctions, each of which may materially and adversely affect our business, results of operations and financial condition. See Note 1. “
Summary of accounting policies
” in the consolidated financial statements included in this Amendment No.1 for further details of the nature of the errors identified within the consolidated statement of cash flows and Item 15 “
Controls and Procedures
” in this Amendment No. 1 for further details on the material weakness identified and our remediation actions to address this material weakness.

16.	Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed
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

17.	A failure to identify and appropriately address conflicts of interest could adversely affect our business
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

18.	Our business is subject to substantial legal, regulatory and reputational risks
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

19.	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business
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

20.	System failure, the information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations
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

21.	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel
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

22.
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

23.	Under Japan’s unit share system, holders of the Company’s shares constituting less than one unit are subject to transfer, voting and other restrictions
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

24.	As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights
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

25.	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions
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

26.	The Company’s shareholders of record on a record date may not receive the dividend they anticipate
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

27.
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

(Note):
1.	Diluted net income attributable to NHI shareholders per share.

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
Cash Flows
Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 31, 2022, we recorded net cash outflows from operating activities and investing activities and net cash inflow from financing activities. For the year ended March 31, 2023, we recorded net cash outflows from operating activities and investing activities and net cash inflow from financing activities as discussed in the comparative analysis below.

The following table presents the key information on our consolidated cash flows for the years ended March 31, 2022 and 2023. As discussed in Note 1 “
Summary of accounting policies
”, amounts for the year ended March 31, 2022 and 2023 have been restated to correct certain errors identified during the fourth quarter ended March 31, 2024.

	Billions of yen
	Year Ended March 31
	2022 (Restated)	2023 (Restated)
Net cash used in operating activities	¥(862.8)	¥(694.8)
Net income	146.5	91.7
Trading assets and private equity and debt investments	1,229.6	(1,623.0)
Trading liabilities	(284.7)	467.3
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,220.5)	(590.4)
Securities borrowed, net of securities loaned	595.1	834.4
Other net operating cash flow reconciling items	(328.8)	125.2
Net cash used in investing activities	(593.2)	(233.2)
Net cash outflows from time deposits	(28.2)	(59.4)
Net cash outflows from loans	(634.5)	(299.8)
Net cash inflows / (outflows) from non-trading debt securities	(51.1)	159.6
Other net investing cash inflows / (outflows)	120.6	(33.6)
Net cash provided by financing activities	1,112.7	1,283.9
Net cash inflows from long-term borrowings	1,238.4	1,093.3
Net cash outflows from short-term borrowings	(420.3)	(64.5)
Net cash inflows from deposits received at banks	372.6	328.9
Other net financing cash outflows	(78.0)	(73.8)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	149.7	148.6

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	(193.6)	504.4
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,510.0	3,316.4

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥3,316.4	¥3,820.9

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.
For the year ended March 31, 2023, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥504.4 billion to ¥3,820.9 billion. Net cash of ¥1,283.9 billion was provided by financing activities due to net cash inflows of ¥1,093.3 billion from
Net cash inflows from
long-term borrowings
. Net cash of ¥233.2 billion was used in investing activities due to net cash outflow of ¥299.8 billion from
Net cash outflows from loans
. As part of trading activities, while there were net cash outflows of ¥1,155.7 billion mainly due to an increase in
Trading assets and private equity and debt investments,
they were offset by net cash inflows of ¥244.0 billion from repo transactions and securities borrowed and loaned transactions such as
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase
and
Securities borrowed, net of securities loaned.
As a result, net cash of ¥694.8 billion was used in operating activities.
For the year ended March 31, 2022, our cash, cash equivalents, restricted cash and restricted cash equivalents decreased by ¥193.6 billion to ¥3,316.4 billion. Net cash of ¥1,112.7 billion was provided by financing activities due to net cash inflows of ¥1,238.4 billion from
Net cash inflows from long-term
borrowings
. Net cash of ¥593.2 billion was used in investing activities due to net cash outflow of ¥634.5 billion from
Net cash
outflows from loans
. As part of trading activities, while there were net cash inflows of ¥944.9 billion mainly due to a decrease in
Trading assets and
private equity and debt investments,
they were offset by net cash outflows of ¥1,625.4 billion from repo transactions and securities borrowed and loaned transactions such as
Securities purchased under agreements to
resell, net of securities sold under agreements to repurchase
and
Securities borrowed, net of securities loaned.
As a result, net cash of ¥862.8 billion was used in operating activities.
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
Board Risk Committee
The Board Risk Committee is a
non-statutory
organ, in accordance with the Company’s Regulations of the Board Risk Committee, of which purpose is to assist the Board of Directors in supervising Nomura Group’s risk management and to contribute to sophistication of the risk management. At meetings of the Board Risk

Committee, to further strengthen the risk management of Nomura Group, consent to the Risk Appetite Statement and the main design of the risk management framework, analysis of risk environment/verification results and future projections, supervision of overall execution of risk management and medium-to long-term risk strategies are mainly deliberated. The status of execution of the function in the Board Risk Committee is reported to the Board of Directors. The Board Risk Committee met five times during the fiscal year ended March 31, 2023. As a group, the member Directors attended 93% of the total number of the meetings of the Board Risk Committee during the year. As of June 27, 2023, the members of the Board Risk Committee are Outside Directors Laura Simone Unger, Noriaki Shimazaki, Victor Chu, J. Christopher Giancarlo, Patricia Mosser and Miyuki Ishiguro, and Shoji Ogawa, a Director not concurrently serving as an Executive Officer. Laura Simone Unger is the Chairperson of this Committee.
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
As described elsewhere in this Amendment No. 1, the Company’s consolidated financial statements as of March 31, 2022 and 2023 and for the three years ended March 31, 2023 have been restated. However, the Company has concluded that no recovery of erroneously awarded compensation is required under its compensation recovery policy required by the NYSE listing standards adopted pursuant to
Rule 10D-1.
The Company reached this conclusion because the Company’s policy applies to compensation received on or after October 2, 2023. No incentive compensation received on or after October 2, 2023 was based upon the attainment of a financial reporting measure affected by this restatement of the Company’s consolidated financial statements. (In each case, terms in the Company’s compensation recovery policy, as well as the foregoing disclosure, are defined consistently with
Rule 10D-1.)
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
On June 28, 2023, we filed the Original Filing. At that time, our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, had evaluated the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were effective as of March 31, 2023. Subsequent to that evaluation, certain classification and presentation errors were identified within the Company’s consolidated statement of cash flows. The classification errors related to the incorrect classification of cash flows arising from certain non-trading loans, other financial and non-financial transactions within operating rather than investing or financing activities. The presentation errors related to the presentation of certain cash flows from non-trading debt securities, short-term borrowings and other financial and non-financial transactions on a net rather than gross basis. As a result, our management concluded that our disclosure controls and procedures were not effective, that a material weakness existed in our internal control over financial reporting and that our internal control over financial reporting was not effective as of March 31, 2023. Specifically, this conclusion was based on the fact that these errors were not detected through our existing controls and there was a lack of effectively designed controls to evaluate the appropriate classification and presentation of certain cash flows in accordance with authoritative requirements of Accounting Standards Codification (“ASC”) No. 230 “
Statement of Cash Flows
.”
The errors described above primarily reflect certain classification and presentation approaches and interpretations which the Company has concluded were not in accordance with U.S. GAAP and should have been amended. While there was no impact to net revenue, income before taxes, net income, basic or diluted net income per share or any amounts included in the consolidated balance sheets, the Company has concluded that as a result of these errors, a material weakness existed in our internal control over financial reporting as of March 31, 2023, as our existing internal controls failed to detect a material misstatement in the consolidated statements of cash flows in such classification and presentation matters.
Remediation plan
The Company is in the process of implementing remediation actions to address this material weakness and specifically to mitigate the risk of similar errors occurring in the future within the consolidated statement of cash flows. In particular:

•
The Company has performed a detailed review of the consolidated statements of cash flow in the Original Filing and other Restated Financial Statements, including this Amendment No. 1, in order to identify other related issues or improvements in both presentation and classification of cash flows matters;

•
The Company has released a comprehensive internal policy documentation and has provided training to relevant personnel specifically focusing on classification and presentation within the consolidated statement of cash flows; and

•
The Company is in the process of implementing a new annual control whereby senior finance and accounting policy personnel perform an in-depth comprehensive review of the consolidated statement of cash flows, including a review of underlying calculations and methodologies used as the basis of reported amounts, to evaluate compliance with applicable accounting requirements under ASC 230 and other authoritative guidance.

Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in
Rules 13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934). On June 28, 2023, we filed the Original Filing. At that time, our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, had evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that our internal control over financial reporting was effective as of March 31, 2023. Subsequent to that evaluation, our management concluded that our internal control over financial reporting was not effective as of March 31, 2023 due to a material weakness related to a lack of effectively designed controls to evaluate the appropriate classification and presentation of certain cash flows in accordance with ASC 230, as described under “—Disclosure Controls and Procedures”.
Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on of this Amendment No. 1.
Changes in Internal Control Over Financial Reporting.
Our management also carried out a revised evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2023. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2023, that has materially affected, or is reasonably likely to affect, our internal control over financial reporting. As described above, the Company has begun implementation of remediation actions in response to the material weakness in internal control over financial reporting identified in March 2024.
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
1.1
Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on
Form 20-F
(File
No. 001-15270)
and incorporated herein by reference)

1.2	Share Handling Regulations of Nomura Holdings, Inc. (English translation) (filed on June 28, 2023 as an exhibit to the Original Filing and incorporated herein by reference)

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
Form 20-F
(File
No. 001-15270)
and incorporated herein by reference)

4.1	Form of Limitation of Liability Agreement (1) (filed on June 28, 2023 as an exhibit to the Original Filing and incorporated herein by reference)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “ Organizational Structure ” in this annual report. (filed on June 28, 2023 as an exhibit to the Original Filing and incorporated herein by reference)

11.1	Nomura Group Code of Conduct 2023 (English translation) (filed on June 28, 2023 as an exhibit to the Original Filing and incorporated herein by reference)

11.2
Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30, 2020 as an exhibit to the Annual Report on
Form 20-F
(File
No. 001-15270)
and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

Exhibit Number	Description

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities (filed on June 28, 2023 as an exhibit to the Original Filing and incorporated herein by reference)

97.1	Nomura Holdings, Inc. Compensation Recovery Policy

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.
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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 28, 2023, except for the effect of the material weakness described in the third paragraph as to which the date is April 12, 2024 expressed an adverse opinion thereon.
Restatement of the Consolidated Financial Statements
As described in “
Restatement of historical annual consolidated financial statements
” within Note 1 to the consolidated financial statements, the consolidated financial statements have been restated to correct misstatements.
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

F-
3

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
Tokyo, Japan
June 28, 2023, except for the effects of the restatement described in “
Restatement of historical annual consolidated financial statements
” within Note 1, as to which the date is April 12, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Nomura Holdings, Inc.’s (the Company’s) internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting at March 31, 2023, based on the COSO criteria.
In our report dated June 28, 2023, we expressed an unqualified opinion that the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on the COSO criteria. Management has subsequently identified a deficiency in controls related to a lack of effectively designed controls to evaluate the appropriate classification and presentation of certain cash flows in accordance with authoritative requirements of Accounting Standards Codification (“ASC”) No. 230 “
Statement of Cash Flows
” and has further concluded that such deficiency represented a material weakness as of March 31, 2023. As a result, management has revised its assessment, as presented in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting; to conclude that the Company’s internal control over financial reporting was not effective as of March 31, 2023. Accordingly, our present opinion on the effectiveness of internal control over financial reporting as of March 31, 2023, as expressed herein, is different from that expressed in our previous report.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to the Company’s lack of effectively designed controls to evaluate the appropriate classification and presentation of certain cash flows in accordance with authoritative requirements of Accounting Standards Codification (“ASC”) No. 230 “
Statement of Cash Flows
”.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as of March 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements for the year ended March 31, 2023, and this report does not affect our report dated June 28, 2023, except for the effects of the restatement described in “
Restatement of historical annual consolidated financial statements
” within Note 1 to the consolidated financial statements, as to which the date is April 12, 2024, expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 28, 2023, except for the effect of the material weakness described in the third paragraph above, as to which the date is April 12, 2024

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
1

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

F-1
2

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

F-1
3

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2021 (Restated)	2022 (Restated)	2023 (Restated)
Cash flows from operating activities:
Net income	¥160,397	¥146,533	¥91,676
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	63,846	59,524	61,424
Provision for credit losses	38,303	8,749	(4,047)
Stock-based compensation	28,251	27,941	35,216
(Gain) loss on investments in equity securities	(14,053)	(5,446)	1,426
(Gain) loss on investments in subsidiaries and affiliates	45,086	(79,396)	(23,889)
Equity in earnings of affiliates, net of dividends received	(15,716)	(20,235)	(34,127)
(Gain) loss on disposal of office buildings, land, equipment and facilities	(64,730)	(3,490)	344
Deferred income taxes	(21,113)	3,106	6,137
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	13,878	(18,408)	170,632
Trading assets and private equity and debt investments	1,441,539	1,229,557	(1,623,037)
Trading liabilities	777,741	(284,747)	467,257
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,453,871)	(2,220,493)	(590,424)
Securities borrowed, net of securities loaned	(1,242,489)	595,116	834,438
Margin loans and receivables	936,346	111,468	472,811
Payables	(33,994)	(247,980)	(139,417)
Bonus accrual	15,840	(1,865)	(3,319)
Accrued income taxes, net	55,712	(37,639)	(42,603)
Other, net	(63,363)	(125,127)	(375,318)

Net cash provided by (used in) operating activities	667,610	(862,832)	(694,820)

Cash flows from investing activities:
Payments for placements of time deposits	(239,980)	(227,644)	(344,117)
Proceeds from redemption or maturity of time deposits	283,650	199,475	284,705
Payments for purchases of office buildings, land, equipment and facilities	(119,875)	(111,331)	(171,165)
Proceeds from sales of office buildings, land, equipment and facilities	49,642	94,985	63,648
Payments for purchases of equity investments	(20,115)	(3,142)	(4,471)
Proceeds from sales of equity investments	20,258	41,089	52,299
Net cash outflows from loans receivable at banks	(83,122)	(110,811)	(84,362)
Payments for purchases or origination of other non-trading loans	(3,362,619)	(5,695,122)	(4,702,061)
Proceeds from sales or repayments of other non-trading loans	3,713,333	5,172,221	4,486,651
Net cash outflows from interbank money market loans	(355)	(808)	(62)
Payments for purchases of non-trading debt securities	(124,614)	(106,390)	(45,910)
Proceeds from sales or maturity of non-trading debt securities	163,023	55,325	205,468
Acquisitions, net of cash acquired	(11,152)	—	—
Divestures, net of cash disposed of	—	—	16,950
Payments for purchases of investments in affiliated companies	(12,098)	(5,674)	(25,119)
Proceeds from sales of investments in affiliated companies	1,221	109,111	43,299
Other, net	735	(4,466)	(8,978)

Net cash provided by (used in) investing activities	257,932	(593,182)	(233,225)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,063,263	3,894,613	2,208,422
Payments for repurchases or maturity of long-term borrowings	(2,095,069)	(2,656,233)	(1,115,171)
Proceeds from issuances of short-term borrowings	2,929,762	1,743,817	2,630,083
Payments for repurchases or maturity of short-term borrowings	(2,865,700)	(2,164,098)	(2,694,588)
Net cash inflows (outflows) from interbank money market borrowings	(311,471)	12,925	48,197
Net cash inflows (outflows) from other secured borrowings	(335,372)	30,753	(52,915)
Net cash inflows from deposits received at banks	36,223	372,575	328,867
Payments for withholding taxes on stock-based compensation	(3,856)	(10,816)	(9,060)
Proceeds from sales of common stock	215	11	4
Payments for repurchases of common stock	(11)	(39,650)	(24,728)
Payments for cash dividends	(76,358)	(70,714)	(57,262)
Contributions from noncontrolling interests	24,794	42,881	59,718
Distributions to noncontrolling interests	(35,145)	(43,346)	(37,630)

Net cash provided by (used in) financing activities	(668,725)	1,112,718	1,283,937

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	60,884	149,693	148,552

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	317,701	(193,603)	504,444
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,192,310	3,510,011	3,316,408

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	¥3,510,011	¥3,316,408	¥3,820,852

Supplemental information:
Cash paid during the year for—
Interest	¥222,024	¥225,679	¥1,098,815

Income tax payments, net	¥35,675	¥114,623	¥94,263

F-1
4

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
Restatement of above comparatives
See Note 1 “
Summary of Accounting Policies
” to these consolidated financial statements included in this annual report for further information on the nature of this restatement.

The accompanying notes are an integral part of these consolidated financial statements.

F-1
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of accounting policies:
Restatement of historical annual consolidated financial statements
Nature of errors
During the quarter ended March 31, 2024, the Company identified classification and presentation errors within the consolidated statements of cash flows as reported in historical annual financial statements. These classification errors related to the incorrect classification of cash flows arising from certain non-trading loans, other financial and non-financial transactions within operating rather than investing or financing activities. These presentation errors related to the presentation of certain cash flows from non-trading debt securities, short-term borrowings and other financial and non-financial transactions on a net rather than gross basis. None of these errors impact the consolidated balance sheets, consolidated statements of income or consolidated statements of comprehensive income and therefore do not impact previously reported earnings per share amounts.
The Company has concluded that certain of these errors are material and therefore the Company has restated comparative amounts included in the consolidated statements of cash flows during the years ended March 31, 2021, March 31, 2022, and March 31, 2023 to correct the identified classification and presentation errors.
The following tables present the impact of correction of each of these errors on prior amounts as previously reported in specific line items in the consolidated statement of cash flows and the restated amounts for the years ended March 31, 2021, March 31, 2022, and March 31, 2023.

Year ended March 31, 2023 Millions of yen
As Previously Reported			As Restated
Line item	Amount	Adjustment	Line item	Amount
[Line item not previously reported]	—	(4,047)	Provision for credit losses	(4,047)
Time deposits	(70,532)	70,532	[Line item removed ]	—
Trading assets and private equity and debt investments	(1,576,531)	(46,506)	Trading assets and private equity and debt investments	(1,623,037)
Other secured borrowings	(62,416)	62,416	[Line item removed]	—
Loans and receivables, net of allowance for credit losses	178,254	294,557	Margin loans and receivables	472,811
Other, net	(278,296)	(97,022)	Other, net	(375,318)

Net cash provided by (used in) operating activities	(974,750)	279,930	Net cash provided by (used in) operating activities	(694,820)

[Line item not previously reported]	—	(344,117)	Payments for placements of time deposits	(344,117)
[Line item not previously reported]	—	284,705	Proceeds from redemption or maturity of time deposits	284,705
Payments for purchases of investments in equity securities	(100)	100	[Line item removed]	—
Proceeds from sales of investments in equity securities	35,499	(35,499)	[Line item removed]	—
[Line item not previously reported]	—	(4,471)	Payments for purchases of equity investments	(4,471)
[Line item not previously reported]	—	52,299	Proceeds from sales of equity investments	52,299
Increase in loans receivable at banks, net	(84,570)	208	Net cash outflows from loans receivable at banks	(84,362)
[Line item not previously reported]	—	(4,702,061)	Payments for purchases or origination of other non-trading loans	(4,702,061)
[Line item not previously reported]	—	4,486,651	Proceeds from sales or repayments of other non-trading loans	4,486,651

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended March 31, 2023 Millions of yen
As Previously Reported			As Restated
Line item	Amount	Adjustment	Line item	Amount
[Line item not previously reported]	—	(62)	Net cash outflows from interbank money market loans	(62)
Decrease (increase) in non-trading debt securities, net	159,558	—	Payments for purchases of non-trading debt securities	(45,910)
			Proceeds from sales or maturity of non-trading debt securities	205,468
Business combinations or disposals, net	16,950	—	Acquisitions, net of cash acquired	—
			Divestures, net of cash disposed of	16,950
Decrease (increase) in investments in affiliated companies, net	18,180	—	Payments for purchases of investments in affiliated companies	(25,119)
			Proceeds from sales of investments in affiliated companies	43,299
Other, net	945	(9,923)	Other, net	(8,978)

Net cash provided by (used in) investing activities	38,945	(272,170)	Net cash provided by (used in) investing activities	(233,225)

Increase in long-term borrowings	2,337,586	(129,164)	Proceeds from issuances of long-term borrowings	2,208,422
Decrease in long-term borrowings	(1,230,365)	115,194	Payments for repurchases or maturity of long-term borrowings	(1,115,171)
Decrease in short-term borrowings, net	(81,925)	81,925	[Line item removed]	—
[Line item not previously reported]	—	2,630,083	Proceeds from issuances of short-term borrowings	2,630,083
[Line item not previously reported]	—	(2,694,588)	Payments for repurchases or maturity of short-term borrowings	(2,694,588)
[Line item not previously reported]	—	48,197	Net cash inflows (outflows) from interbank money market borrowings	48,197
[Line item not previously reported]	—	(52,915)	Net cash inflows (outflows) from other secured borrowings	(52,915)
Increase in deposits received at banks, net	326,299	2,568	Net cash inflows from deposits received at banks	328,867
[Line item not previously reported]	—	(9,060)	Payments for withholding taxes on stock-based compensation	(9,060)

Net cash provided by (used in) financing activities	1,291,697	(7,760)	Net cash provided by (used in) financing activities	1,283,937

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended March 31, 2022 Millions of yen
As Previously Reported			As Restated
Line item	Amount	Adjustment	Line item	Amount
[Line item not previously reported]	—	8,749	Provision for credit losses	8,749
Time deposits	(23,064)	23,064	[Line item removed]	—
Trading assets and private equity and debt investments	1,254,261	(24,704)	Trading assets and private equity and debt investments	1,229,557
Other secured borrowings	2,120	(2,120)	[Line item removed]	—
Loans and receivables, net of allowance for credit losses	(412,429)	523,897	Margin loans and receivables	111,468
Other, net	(102,119)	(23,008)	Other, net	(125,127)

Net cash provided by (used in) operating activities	(1,368,710)	505,878	Net cash provided by (used in) operating activities	(862,832)

[Line item not previously reported]	—	(227,644)	Payments for placements of time deposits	(227,644)
[Line item not previously reported]	—	199,475	Proceeds from redemption or maturity of time deposits	199,475
Payments for purchases of investments in equity securities	(300)	300	[Line item removed ]	—
Proceeds from sales of investments in equity securities	2,502	(2,502)	[Line item removed]	—
[Line item not previously reported]	—	(3,142)	Payments for purchases of equity investments	(3,142)
[Line item not previously reported]	—	41,089	Proceeds from sales of equity investments	41,089
Increase in loans receivable at banks, net	(112,782)	1,971	Net cash outflows from loans receivable at banks	(110,811)
[Line item not previously reported]	—	(5,695,122)	Payments for purchases or origination of other non-trading loans	(5,695,122)
[Line item not previously reported]	—	5,172,221	Proceeds from sales or repayments of other non-trading loans	5,172,221
[Line item not previously reported]	—	(808)	Net cash outflows from interbank money market loans	(808)
Decrease (increase) in non-trading debt securities, net	(51,065)	—	Payments for purchases of non-trading debt securiti es	(106,390)
			Proceeds from sales or maturity of non-trading debt securities	55,325
Decrease (increase) in investments in affiliated companies, net	103,437	—	Payments for purchases of investments in affiliated companies	(5,674)
			Proceeds from sales of investments in affiliated companies	109,111
Other, net	29,253	(33,719)	Other, net	(4,466)

Net cash provided by (used in) investing activities	(45,301)	(547,881)	Net cash provided by (used in) investing activities	(593,182)

Increase in long-term borrowings	3,895,059	(446)	Proceeds from issuances of long-term borrowings	3,894,613
Decrease in long-term borrowings	(2,670,106)	13,873	Payments for repurchases or maturity of long-term borrowings	(2,656,233)
Decrease in short-term borrowings, net	(475,509)	475,509	[Line item removed]	—
[Line item not previously reported]	—	1,743,817	Proceeds from issuances of short-term borrowings	1,743,817
[Line item not previously reported]	—	(2,164,098)	Payments for repurchases or maturity of short-term borrowings	(2,164,098)
[Line item not previously reported]	—	12,925	Net cash inflows (outflows) from interbank money market borrowings	12,925

NOMURA
HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended March 31, 2022 Millions of yen
As Previously Reported			As Restated
Line item	Amount	Adjustment	Line item	Amount
[Line item not previously reported]	—	30,753	Net cash inflows (outflows) from other secured borrowings	30,753
Increase in deposits received at banks, net	448,099	(75,524)	Net cash inflows from deposits received at banks	372,575
[Line item not previously reported]	—	(10,816)	Payments for withholding taxes on stock-based compensation	(10,816)
Contributions from noncontrolling interests	—	42,881	Contributions from noncontrolling interests	42,881
Distributions to noncontrolling interests	(16,475)	(26,871)	Distributions to noncontrolling interests	(43,346)

Net cash provided by (used in) financing activities	1,070,715	42,003	Net cash provided by (used in) financing activities	1,112,718

Year ended March 31, 2021 Millions of yen
As Previously Reported			As Restated
Line item	Amount	Adjustment	Line item	Amount
[Line item not previously reported]	—	38,303	Provision for credit losses	38,303
Time deposits	43,560	(43,560)	[Line item removed]	—
Trading assets and private equity and debt investments	1,468,357	(26,818)	Trading assets and private equity and debt investments	1,441,539
Other secured borrowings	(326,450)	326,450	[Line item removed]	—
Loans and receivables, net of allowance for credit losses	1,145,429	(209,083)	Margin loans and receivables	936,346
Other, net	20,089	(83,452)	Other, net	(63,363)

Net cash provided by (used in) operating activities	665,770	1,840	Net cash provided by (used in) operating activities	667,610

[Line item not previously reported]	—	(239,980)	Payments for placements of time deposits	(239,980)
[Line item not previously reported]	—	283,650	Proceeds from redemption or maturity of time deposits	283,650
Proceeds from sales of investments in equity securities	6,502	(6,502)	[Line item removed]	—
[Line item not previously reported]	—	(20,115)	Payments for purchases of equity investments	(20,115)
[Line item not previously reported]	—	20,258	Proceeds from sales of equity investments	20,258
Increase in loans receivable at banks, net	(83,412)	290	Net cash outflows from loans receivable at banks	(83,122)
[Line item not previously reported]	—	(3,362,619)	Payments for purchases or origination of other non-trading loans	(3,362,619)
[Line item not previously reported]	—	3,713,333	Proceeds from sales or repayments of other non-trading loans	3,713,333
[Line item not previously reported]	—	(355)	Net cash outflows from interbank money market loans	(355)
Decrease (increase) in non-trading debt securities, net	38,409	—	Payments for purchases of non-trading debt securities	(124,614)
			Proceeds from sales or maturity of non-trading debt securities	163,023
Business combinations or disposals, net	(11,152)	—	Acquisitions, net of cash acquired	(11,152)
			Divestures, net of cash disposed of	—

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended March 31, 2021 Millions of yen
As Previously Reported			As Restated
Line item	Amount	Adjustment	Line item	Amount
Decrease (increase) in investments in affiliated companies, net	(9,182)	9,182	[Line item removed]	—
[Line item not previously reported]	—	(12,098)	Payments for purchases of investments in affiliated companies	(12,098)
[Line item not previously reported]	—	1,221	Proceeds from sales of investments in affiliated companies	1,221
Other, net	(9,958)	10,693	Other, net	735

Net cash provided by (used in) investing activities	(139,026)	396,958	Net cash provided by (used in) investing activities	257,932

Increase in long-term borrowings	2,067,725	(4,462)	Proceeds from issuances of long-term borrowings	2,063,263
Decrease in long-term borrowings	(2,068,695)	(26,374)	Payments for repurchases or maturity of long-term borrowings	(2,095,069)
Increase (decrease) in short-term borrowings, net	(325,237)	325,237	[Line item removed]	—
[Line item not previously reported]	—	2,929,762	Proceeds from issuances of short-term borrowings	2,929,762
[Line item not previously reported]	—	(2,865,700)	Payments for repurchases or maturity of short-term borrowings	(2,865,700)
[Line item not previously reported]	—	(311,471)	Net cash inflows (outflows) from interbank money market borrowings	(311,471)
[Line item not previously reported]	—	(335,372)	Net cash inflows (outflows) from other secured borrowings	(335,372)
Increase in deposits received at banks, net	126,177	(89,954)	Net cash inflows from deposits received at banks	36,223
[Line item not previously reported]	—	(3,856)	Payments for withholding taxes on stock-based compensation	(3,856)
Contributions from noncontrolling interests	6,257	18,537	Contributions from noncontrolling interests	24,794
Distributions to noncontrolling interests	—	(35,145)	Distributions to noncontrolling interests	(35,145)

Net cash provided by (used in) financing activities	(269,927)	(398,798)	Net cash provided by (used in) financing activities	(668,725)

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
in NHI shareholders’ equity.
Foreign currency assets and liabilities are translated at exchange rates at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of in
come.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
close-out
and

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
non-trading
debt securities,

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
T
he estimated useful lives for significant asset classes are as follows:

Office buildings	3 to 50 years
Equipment and facilities	3 to 20 years
Software	3 to 10 years

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets, including ROU assets and software assets but excluding goodwill and indefinite-
lived
intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flows generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.
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

F-
3
3

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

F-
3
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Fair value measurements:
The fair value of financial instruments
A significant amount of Nomura’s financial instruments are carried at fair value
. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within
Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements
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
Increases and decreases in the fair value of assets and liabilities may significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency, such as during the
COVID-19
pandemic in 2021 and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate risk, although these hedges are also subject to unpredictable movements in the market.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

F-3
8

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

F-3
9

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

F-
4
0

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

F-
4
1

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

F-
4
4

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

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥14	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	32	DCF	WACC Growth rates Liquidity discounts	7.1 – 13.0% 0 .0 – 2.0% 5 .0 – 30.0%	10.2% 0.7% 18.5%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios	2.0 – 11.2 x	6.9 x	Higher fair value	No predictable interrelationship
			PE Ratios	10.7 – 12.6 x	11.6 x	Higher fair value
			Liquidity discounts	5.0 – 20.0%	11.9%	Lower fair value

Foreign government, agency and municipal securities	10	DCF	Credit spreads Recovery rates	0 .0 – 1.3% 6.0%	0.7% 6.0%	Lower fair value Higher fair value	No predictable interrelationship

F-
4
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Bank and corporate debt securities and loans for trading purposes	220	DCF	Credit spreads Recovery rates	0.1 – 114.7% 0 .0 – 100.0%	7.2% 84.4%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage backed securities (“CMBS”)	7	DCF	Yields Loss severities	4.3 – 11.1% 28.3 – 73.0%	4.6% 40.8%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	8	DCF	Yields Prepayment rates Loss severities	0 .0 – 22.2% 6.9 – 15.0% 0 .0 – 99.9%	8.4% 9.5% 6.9%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	79	DCF	Loss severities	0 .0 – 21.2%	2.9%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	26	DCF	Yields Prepayment rates Default probabilities Loss severities	5.5 – 27.5% 18.0 – 20.0% 2.0% 0 .0 – 100.0%	13.1% 19.5% 2.0% 44.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Derivatives, net:
Equity contracts	¥10	Option models	Dividend yield Volatilities Correlations	0 .0 – 12.6% 0 .0 – 109.7% (0.80) – 0.97	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(11)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 3.3% 9.2 – 13.9% 34.8 – 128.3 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(33)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0 .0 – 428.7% 0 .0 – 90.0% 50.0 – 67.6% 0.00 – 0.90	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	10	Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 2.9% 2.4 – 39.3% 13.9 – 24.0 bp (0.25) – 0.84	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	205	DCF	Credit spreads Recovery rates	0 .0 – 21.5% 44.0 – 100.0%	6.0% 98.2%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	16	DCF	Repo rate	2.8 – 6.0%	3.6%	Lower fair value	Not applicable

F-4
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Other assets
Other (7)	197	DCF	WACC Growth rates Liquidity discounts	10.1% 2.0% 10.0%	10.1% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	3.6 – 5.9 x 6.7 – 30.8 x 0.3 – 1.7 x 25.0 – 40.0%	4.4 x 13.1 x 0.9 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities
Bank and corporate debt securities	3	DCF	Recovery rates	3.9 – 97.0%	84.1%	Higher fair value	Not applicable

Short-term borrowings	58	DCF/ Option models	Volatilities Correlations	5.0 – 97.0% (0.80) – 0.93	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	8	DCF/ Option models	Volatilities Volatilities Correlations	9.2 – 11.3% 41.2 – 69.6 bp 0.34 – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	479	DCF	Loss severities	0 .0%	0 .0%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	5.0 – 97.0% 41.2 – 69.6 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	32	DCF	Recovery rates	90.0%	90.0%	Higher fair value	Not applicable

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥4	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	52	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5 – 17.5% 0 .0 – 2.0% 7.5 – 10.9% 5.0 – 30.0%	10.1% 0.7% 9.8% 17.1%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	2.0 – 11.7 x 11.3 – 24.3 x 5.0 – 20.0%	8.4 x 14.4 x 11.0%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	8	DCF	Credit spreads Recovery rates	0 .0 – 1.7% 6.3 – 18.0%	0.7% 8.1%	Lower fair value Higher fair value	No predictable interrelationship

F-4
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Bank and corporate debt securities and loans for trading purposes	258	DCF	Credit spreads Recovery rates	0 .0 – 21.8% 0 .0 – 100.0%	5.7% 83.1%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	8	DCF	Yields Prepayment rates Loss severities	17.7 – 28.6% 12.0 – 15.0% 0.4 – 99.6%	24.3% 13.2% 20.3%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	95	DCF	Loss severities	1.3 – 70.0%	9.2%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	28	DCF	Yields Prepayment rates Default probabilities Loss severities	6.0 – 38.9% 18.0 – 20.0% 2.0% 50.0 – 100.0%	13.9% 19.0% 2.0% 52.6%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	2	DCF	Liquidity discounts	0 .0 – 2.0%	1.0%	Lower fair value	Not applicable

Derivatives, net:
Equity contracts	¥6	Option models	Dividend yield Volatilities Correlations	0 .0 - 25.1% 15.4 – 108.6% (0.85) - 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	11	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	1.0 - 4.4% 10.7 - 14.1% 38.5 - 147.4 bp (1.00) - 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(32)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.1 - 348.3% 0 .0 - 90.0% 55.5 - 61.1% 0.23 - 0.90	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	19	Option models	Volatilities Correlations	1.0 - 23.6% 0.18 - 0.74	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	191	DCF	Credit spreads Recovery rates	0 .0 - 25.8% 22.1 - 100.0%	7.1% 74.5%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	17	DCF	Repo rate	2.8 - 6.0%	3.4%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	3	DCF	Credit spreads	0 .0%	0 .0%	Lower fair value	Not applicable

Other (7)	196	DCF	WACC Growth rates	11.2% 3.0%	11.2% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

F-4
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.0 - 5.4 x 7.4 - 30.8 x 0.3 - 1.6 x 25.0 - 30.0%	4.4 x 10.3 x 0.8 x 29.8%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities
Bank and corporate debt securities	3	DCF	Recovery rates	4.5 - 95.0%	65.5%	Higher fair value	Not applicable

Short-term borrowings	30	DCF/ Option models	Volatilities Correlations	15.4 - 100.6% (0.80) - 0.95	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	17	DCF/ Option models	Volatilities Correlations	10.7 - 11.3% 0.40 - 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	493	DCF	Loss severities	0 .0 - 30.0%	9.0%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities	10.5 - 100.6%	—	Higher fair value	No predictable interrelationship
			Volatilities Correlations	51.9 - 63.6 bp (1.00) - 0.98	— —	Higher fair value Higher fair value

Other liabilities	21	DCF	Recovery rates	40.0 - 98.5%	89.9%	Higher fair value	Not applicable

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

F-
4
9

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

F-
5
0

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

F-
5
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

F-
5
2

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

F-
5
3

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

	Billions of yen
	March 31
	2022	2023

	Unrealized gains / (losses) (1)
Assets:
Trading assets and private equity and debt investments
Equities	¥2	¥(2)
Private equity and debt investments	1	9
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	(1)
Bank and corporate debt securities and loans for trading purposes	(2)	13
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	1	2
Collateralized debt obligations (“CDOs”) and other	(7)	(6)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	(5)	15

Derivatives, net (2)
Equity contracts	46	7
Interest rate contracts	0	(8)
Credit contracts	5	1
Foreign exchange contracts	(13)	0

Total derivatives, net	38	0

Subtotal	¥33	¥15

Loans and receivables	16	14
Collateralized agreements	0	0
Other assets
Non-Trading debt Securities	—	0
Other	(2)	(7)

Tota l	¥47	¥22

F-
5
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

F-
5
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2022 and 2023. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2022
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥12	¥1	Monthly	Same day -30 days
Venture capital funds	10	10	—	—
Private equity funds	22	19	—	—
Real estate funds	4	1	—	—

Total	¥48	¥31

	Billions of yen
	March 31, 2023
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥12	¥1	Monthly	Same day-30 days
Venture capital funds	11	9	—	—
Private equity funds	24	10	—	—
Real estate funds	3	1	—	—

Total	¥50	¥21

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura is permitted to redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.
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
6

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

F-5
7

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
8

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

F-5
9

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

F-
6
0

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

F-
6
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

F-
6
2

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

F-
6
3

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

F-
6
4

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

F-
6
5

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

F-6
6

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

F-6
7

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

F-6
8

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

F-6
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

F-
7
0

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

F-
7
1

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

F-
7
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

F-
7
3

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

F-
7
4

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

F-
7
5

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

F-7
8

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

F-7
9

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

F-
8
0

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

F-
8
1

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
8
2

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
8
3

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

F-
8
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

F-
8
5

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

F-8
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

F-8
7

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

F-8
8

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

F-8
9

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

F-
9
0

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

F-
9
1

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

F-
9
2

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

F-
9
3

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

F-
9
4

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

F-
9
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

F-9
6

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

F-9
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

F-9
8

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

F-9
9

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

F-
1
00

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

F-
1
01

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

(1)
Includes equity securities held for other than trading or operating purposes. These investments comprise listed equity securities and unlisted equity securities of ¥13,572 million and ¥235,877 million respectively, as of March 31, 2022, and ¥13,174 million and ¥236,691 million respectively, as of March 31, 2023. These securities are generally carried at fair value, with changes in fair value recognized and reported within
Revenue—Other
in the consolidated statements of income. Also includes equity securities without a readily determinable fair value of ¥65,365 million as of March 31, 2022 and 2023 respectively.

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

F-
1
02

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

F-
10
3

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

F-
10
4

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

F-
10
5

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

F-10
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

F-10
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

F-10
8

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

F-10
9

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

F-1
1
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

F-1
11

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

F-1
1
2

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

F-1
1
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

F-1
14

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

F-1
1
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

F-11
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

F-11
7

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

F-11
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

F-11
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

F-1
2
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

F-1
21

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

F-1
22

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

F-1
23

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

F-1
24

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

F-1
2
5

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

F-12
6

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

F-12
7

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

F-12
8

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

F-12
9

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

F-1
3
0

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
The contractual amounts of these commitments to extend credit represent the maximum amounts at risk assuming the contracts are fully drawn upon, should all the counterparties default, and the value of all collateral or credit mitigations becomes worthless. The total contractual amount of these commitments may not represent actual future cash outflows since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value and quality of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case
basis
. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

F-1
3
1

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

F-1
3
2

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

F-1
3
3

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

F-1
3
4

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

F-1
3
5

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

F-13
6

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

F-13
7

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

F-13
8

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

F-13
9

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

F-1
4
0

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

(4)
Non-interest
revenue
and
Non-interest
expense
for the year ended March 31, 2023 include gains of ¥12,025
million, as the recoverable amount for a part of the claim related to the loss arising from the U.S. Prime Brokerage Event was reasonably estimated and collected. The gains are reported within
Net gain on trading
in the amount of ¥9,954 million and in
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

F-1
4
1

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

F-1
4
2

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
1
4
3

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

F-1
4
4

INDEX OF EXHIBITS

Exhibit Number	Description
1.1
Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.2	Share Handling Regulations of Nomura Holdings, Inc. (English translation) (filed on June 28, 2023 as an exhibit to the Original Filing and incorporated herein by reference)

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

4.1	Form of Limitation of Liability Agreement (1) (filed on June 28, 2023 as an exhibit to the Original Filing and incorporated herein by reference)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report. (filed on June 28, 2023 as an exhibit to the Original Filing and incorporated herein by reference)

11.1	Nomura Group Code of Conduct 2023 (English translation) (filed on June 28, 2023 as an exhibit to the Original Filing and incorporated herein by reference)

11.2
Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30,2020 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities (filed on June 28, 2023 as an exhibit to the Original Filing and incorporated herein by reference)

97.1	Nomura Holdings, Inc. Compensation Recovery Policy

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.
The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We will furnish a copy of any such instrument to the SEC upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F/A
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ K ENTARO O KUDA
	Name:	Kentaro Okuda
	Title:	Representative Executive Officer, President and Group Chief Executive Officer
Date: April 12, 2024