Form 20-F
period 2024-03-31
NOMURA HOLDINGS INC
filed 2024-06-26
CIK 1163653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2024
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
Takumi Kitamura,
81-3-5255-1000,
81-3-6746-7850
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares Common Stock *	NMR	New York Stock Exchange

*	No t for trading, but only in connection with the registration of the American Depositary Shares, each representing one share of Common Stock.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2024, 2,970,755,160 shares of Common Stock were outstanding, including
53,059,078
 shares represented by
53,059,078
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
12b-2
of the Exchange Act. (Check one):

Large accelerated file r ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
See Item 5. “
Operating and Financial Review—A. Operating Results—Other operating results—Selected Financial Data.
”
B. Capitalization and Indebtedness.
Not applicable.
C. Reasons for the Offer and Use of Proceeds.
Not applicable.

D. Risk Factors.
Risk Factors
You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cash flows could be adversely affected. In that event, the trading prices of shares of NHI could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.
INDEX

•	Risks Relating to the Business Environment

1	Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world, including the ones caused by geopolitical events

(1)	Governmental fiscal and monetary policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations

(2)	Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

(3)	Natural disaster, terrorism, military dispute and infectious disease could adversely affect our business

2	The financial services industry faces intense competition

(1)	Competition with other financial firms and financial services by non-financial companies is increasing

(2)	Increased consolidation, business alliance and cooperation in the financial services industry mean increased competition for us

(3)	Our global business continues to face intense competition and may require further revisions to its business model

3	Event risk, including the ones caused by geopolitical events, may cause losses in our trading and investment assets as well as market and liquidity risk

4	Sustainability factors including climate change and broader associated policy changes in each jurisdiction could adversely affect our business

•	Risks Relating to Our Businesses

5	Our business may incur losses due to various factors in the conduct of its operations

(1)	We may incur significant losses from our trading and investment activities

(2)	Holding large and concentrated positions of securities and other assets may expose us to significant losses

(3)	Our hedging strategies may not prevent losses

(4)	Our risk management policies and procedures may not be fully effective in managing risk

(5)	Market risk may increase other risks that we face

(6)	Our brokerage and asset management revenues may decline

(7)	Our investment banking revenues may decline

6	We may be exposed to losses when third parties do not perform their obligations to us

(1)	Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

(2)	There can be no assurance as to the accuracy of the information about our credit risk, or the sufficiency of the collateral we use in managing it

(3)	Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

7	We are exposed to model risk, i.e., risk of financial loss, incorrect decision making, or damage to our credibility arising from model errors or incorrect or inappropriate model application

8	NHI is a holding company and depends on payments from its subsidiaries

9	We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

10	We may face an outflow of clients’ assets due to losses incurred within cash reserve funds or debt securities we offer to clients

•	Risks Relating to Our Financial Position

11	We may have to recognize impairment losses with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets

12	Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

(1)	We may be unable to access unsecured or secured funding

(2)	We may be unable to sell assets

(3)	Lowering of our credit ratings could impact our funding

13
Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us recognizing impairment losses

•	Risks Relating to Legal, Compliance and Other Operational Issues

14	Operational risk could adversely affect our business

15	We identified a material weakness in our internal control over financial reporting and, despite our efforts to remediate, may identify further material weaknesses in the future

16	Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

17	A failure to identify and appropriately address conflicts of interest could adversely affect our business

18	Our business is subject to substantial legal, regulatory and reputational risks

(1)	Legal liability related to our business may occur and could adversely affect our business, financial condition and results of operations

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

19	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

20	System failure, information leakage and cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations

21	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

•	Risks Related to Holding or Trading of our Shares and ADSs

22
Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of the Company’s common stock at a particular price on any particular trading day, or at all

23	Under Japan’s unit share system, holders of shares of the Company’s common stock constituting less than one unit are subject to transfer, voting and other restrictions

24	As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

25	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

26	The Company’s shareholders of record on a record date may not receive the dividend they anticipate

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

1.	Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world, including the ones caused by geopolitical events
Our business and revenues may be affected by any adverse changes or volatility in the Japanese and global economic environments and financial markets. In addition, not only purely economic factors but also military dispute, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country. Geopolitical events include cases such as tensions between the United States and China, the invasion of Ukraine by the Russian Federation, and the geopolitical tensions in the Middle east and in Asia. If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and can result in us incurring substantial losses. In addition to conditions in financial markets, social conditions such as the long-term trends of population aging and population decline faced by Japan are expected to continue to put downward pressure on demand in the businesses in which we operate, including, in particular, our retail business. The following are certain risks related to the financial markets and economic conditions for our specific businesses.
(1) Governmental fiscal and monetary policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations
We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations. In addition, any changes to the monetary policy of the Bank of Japan or central banks in major economies worldwide, which could potentially lead to volatility of interest rate or yields may negatively affect our ability to provide asset management products to our clients as well as our trading and investment activities. For example, on March 19, 2024, the Bank of Japan ended its negative interest rate policy. While so far such change has not materially affected our business, the future of the Bank of Japan’s policies and the potential effect of such changes on our business remain uncertain.
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
(“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market becomes unable to price financial instruments held by us, this could lead to unanticipated losses.
(3) Natural disaster, terrorism, military dispute and infectious disease could adversely affect our business
We have developed a contingency plan for addressing unexpected situations and conduct crisis management exercises which include employee notification tests. We also continue to ensure that we can maintain operational resilience (which refers to the ability to continue to provide critical services at a minimum level that should be maintained in the event of a system failure, cyberattack or natural disaster). This includes the establishment of an emergency command center in the event of an actual disaster to account for the safety of our employees and their families. However, disaster, terrorism, military disputes or pandemics or other widespread infectious diseases could exceed the assumptions of our plan and our framework, and we may not always be able to respond to every situation, afflicting our management and employees, facilities and systems, which could adversely affect our business. For example, the
COVID-19
pandemic that began in 2020, and governmental measures to respond to it, have significantly affected the market environment such as causing volatility in global equity prices, interest rates and elsewhere and a widening of credit spreads.

2.	The financial services industry faces intense competition
Our businesses are intensely competitive, and are expected to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. We continue to experience intense price competition, particularly in brokerage, investment banking and other businesses.

(1) Competition with other financial firms and financial services by non-financial
companies is increasing
We face intense competition in the financial services sector from a wide variety of competitors. We compete with other independent securities firms as well as securities firms affiliated with commercial banks and with firms that have broad footprints across regions. As a result, our market shares and commissions earned in the sales and trading, investment banking and retail businesses in particular have been affected.
We face intense competition beyond the traditional financial sector based on the increasing digitalization of the industry, not only with the rise of online securities firms but also FinTech companies and the entry of non-financial
companies into the financial services sector. In order to address such changes in the competitive landscape, we continue to adopt and transform our business models through various measures. However, these measures may not be successful in growing or maintaining our market share in this increasingly fierce competitive environment, and we may lose business or transactions to our competitors, harming our business and results of operations.
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
(3) Our global business continues to face intense competition and may require further revisions to its business model
We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese
markets, including the U.S., Europe and Asia. Since April 2019, we have been working to rebuild our global business platform, under which we aim to transform our business portfolio and pivot towards client businesses and growth areas. The acquisition of Greentech Capital, LLC (“Greentech”) in 2020 and sale of stake of Capital Nomura Securities Public Company Limited in 2023 are examples of reviewing our business platform both organically and inorganically. We will continue to review our entire business portfolio while looking at the competitive environment, and intend to implement our strategies in consideration of potential risks. However, the risk remains that we may be required to incur greater costs and expenses than we expect, or to commit greater financial, management and other resources to the strategies than we expect, which could adversely affect our business and results of operations. Moreover, the assumptions and expectations upon which these strategies are based may not be accurate, which could lead to us realizing fewer benefits or synergies than we expect or could even harm our business and results of operations. Furthermore, to the extent we reduce compensation or headcount as part of this strategy, our ability to attract and retain the employees needed to successfully run our businesses could be adversely affected. We may also be unsuccessful in designing a streamlined management structure, which could harm our ability to properly control or supervise our many businesses across the world.

3.	Event risk, including the ones caused by geopolitical events, may cause losses in our trading and investment assets as well as market and liquidity risk
Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made
disasters, epidemics, acts of terrorism, military disputes or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as tensions between the United States and China since 2018 and ongoing geopolitical tensions in Asia overall, the
COVID-19
pandemic in 2020, the invasion of Ukraine by the Russian Federation in 2022, and the geopolitical tensions in the middle east but also more specifically the following types of events that could cause losses in our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to financial instruments held by our trading and investment businesses by major rating agencies,

•	sudden changes in trading, tax, accounting, regulatory requirements, laws and other related rules which may make our trading strategy obsolete, less competitive or no longer viable, or

•
an unexpected failure in a corporate transaction in which we participate resulting in us not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalty with respect to the issuers of our trading and investment assets.

4.	Sustainability factors including climate change and broader associated policy changes in each jurisdiction could adversely affect our business
Increasing attention to the management of sustainability matters such as decarbonization, enhancement of corporate governance, and the resolution of social issues in our business makes it imperative that we continue to develop policies and capabilities in these areas, and that we act responsibly towards our stakeholders, including our shareholders, clients and society at large. Amid rapidly changing circumstances around sustainability, a lack of sufficient focus on sustainability matters such as the environment or human rights may impede our ability to support clients facing trends such as the just transition to the low carbon economy or other sustainability-related initiatives, and may also adversely affect our reputation, results of operations and financial condition. Reputational risks also include the risk associated with over-stating our credentials, or not delivering on commitments we have made (also known as “greenwashing”).
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
(1) We may incur significant losses from our trading and investment activities
We maintain trading and investment positions in fixed income, equity and other markets, both for the purpose of facilitating our clients’ trades and for proprietary purposes. Our positions consist of various types of assets such as interest rates, currency, credit, securitized products and equities, including securities, derivatives, repo as well as loan transactions. Fluctuations in the markets where these assets are traded can adversely affect the value of our positions. Although we continue to mitigate these position risks with a variety of hedging techniques, we may also incur losses if the value of these assets fluctuates or if the financial system is overly stressed and the markets move in a way we have not anticipated. In addition, prices of crypto-assets may fluctuate significantly due to various factors such as developments in the industry or in regulation of crypto assets.
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
(“VaR”). Higher volatility and wider bid offer spreads may expose us to higher risks in connection with our market-making and proprietary trading businesses, and can also cause us to reduce the outstanding positions or size of these businesses where we consider necessary.
While we have implemented multiple measures designed to improve our risk management activities in response to the U.S. Prime Brokerage Event *, given that our business model necessarily involves significant trading activity, we may record significant losses as a result of such trading activity again in the future.
Furthermore, we commit capital to take relatively large positions in connection with our underwriting or warehousing assets to facilitate certain capital market transactions. We also structure and take positions in pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.
In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. See also “
—Risks Relating to Our Financial Position—12. Liquidity risk could impair our ability to fund operations and jeopardize our financial condition—(3) Lowering of our credit ratings could impact our funding
”.
* U.S. Prime Brokerage Event:
We entered into certain transactions with a prime brokerage client in the United States comprising (i) total return swaps (the “TRS transactions”), which are transactions that allow the client to obtain synthetic (i.e., derivative) long or short exposure to underlying individual equities or indices, as well as (ii) providing financing against a portfolio of securities in the client’s cash prime brokerage account. To manage credit risk in relation to prime brokerage clients, we require that prime brokerage clients deposit collateral (referred to as “margin”) in respect of their positions with us in accordance with the margin ratios applied to them. These margin ratios are determined based on the results of an internal risk assessment of the specific client and the composition of the client’s positions and may require that they post additional margin based on the effect of market movements on these ratios. TRS transactions are hedged from a market risk perspective by holding long or short positions in individual equities or indices and through derivative transactions, depending on the positions taken by the relevant client.
Between January and March 2021, transaction amounts and volumes with the client increased significantly as a result of changes in market prices as well as new positions entered into by the client. However, in March 2021, the market value of certain securities in which the client held a large synthetic position experienced a sharp decline, after which we requested that the client deposit additional margin with us pursuant to our contractual agreements with the client. The client defaulted on its obligation to post additional margin, and we issued a closeout notice to the client. It became clear that the client had similar large positions with other financial institutions, and that the client had also defaulted on margin calls with these financial institutions. Although we endeavored to take a disciplined approach to unwind the positions and liquidate the hedges for the TRS transactions, taking into account both market impact and our own trading losses, due to the significant volume of positions being closed by both us and the other affected financial institutions and the effect on market prices, we recognized ¥204.2 billion of losses in earnings reported within
Net gain on trading
in the fourth quarter and fiscal year ended March 31, 2021. We also recognized additional provisions for current expected credit losses of ¥41.6 billion in earnings reported within other expenses in the fourth quarter and the fiscal year ended March 31, 2021 against loans extended to the client collateralized by a cash portfolio of securities, reflecting the reduced likelihood of recovery on these lending transactions. All of the positions with the client were closed out and hedges liquidated by May 17, 2021, as a result of which we recognized losses of ¥65.4 billion in the quarter ended June 30, 2021 and the fiscal year ended March 31, 2022, of which ¥56.1 billion booked in Equities revenues as trading loss and ¥9.3 billion booked as loan loss provision in expenses.
(2) Holding large and concentrated positions of securities and other assets may expose us to significant losses
We regularly hold large and concentrated positions of certain securities in our businesses such as market-making, block trading, underwriting, asset securitization, prime brokerage, or providing business solutions to meet our clients’ needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. Fluctuations in the prices of these positions can significantly affect the prices at which we are able to liquidate them when needed, resulting in us incurring significant trading losses, as occurred in the U.S. Prime Brokerage Event. We generally have higher exposure to counterparties engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies.
(3) Our hedging strategies may not prevent losses
We use a variety of financial instruments and strategies to hedge our exposure to financial risks arising from the financial instruments we enter into for our clients or for proprietary purposes. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking a position in another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments. Moreover, not all hedging strategies are effective, and certain strategies may, if the risk is not otherwise appropriately managed, increase our risk. For example, many of the transactions leading to the U.S. Prime Brokerage Event entailed providing the client with TRS transactions exposure to certain equities. In order to hedge the total return payments we were obligated to make to the client, we held long positions in the underlying equities. However, this specific hedging strategy was not intended to hedge the risk of a default by the client and the potential need to liquidate the underlying positions in a volatile market environment. When such unhedged counterparty risk is realized, our hedging strategy of holding the underlying securities means that we are exposed to such market fluctuations, which may cause us to incur losses again in the future.
(4) Our risk management policies and procedures may not be fully effective in managing risks
Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical market data, future movements in the financial markets may not be the same as was observed in the past. As a result, we may suffer significant losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date
or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately. Moreover, regardless of how well policies and procedures are designed, they must be properly implemented and followed in order to be effective, which may not always occur despite our diligent efforts. Further, potential weaknesses in our organization structures and governance frameworks may lead to misunderstanding roles and responsibilities.
For example, with respect to the U.S. Prime Brokerage Event, we incurred significant losses through exposures to the client’s counterparty risk and market risks relating to the securities underlying the prime brokerage transactions with the client. We have reviewed and are in the process of completing a number of actions to comprehensively review, revise and strengthen our risk management policies and procedures and the implementation thereof. While these actions are nearly complete, even when all the actions are completed, may not be sufficient to prevent similar exposure to such risks in the future, including to identify and rectify potential shortcomings, whether within the same business or among our many other business units, impairing the ability of such policies and procedures to prevent future losses.
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
(6) Our brokerage and asset management revenues may decline
A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the market value of their portfolios. A market downturn that reduces the market value of our clients’ portfolios would reduce the revenue we receive from these businesses and might increase the amount of withdrawals or reduce the amount of new investments in these portfolios. Also, any changes in our clients’ investment preference on their asset portfolios, including shifting investment assets to deposits which are stable assets and passive funds which generate lower fee revenue, may also result in a decline in our revenues.
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

6.	We may be exposed to losses when third parties do not perform their obligations to us
Our counterparties are from time to time indebted or otherwise owe certain obligations (such as with regards to the posting of collateral) to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivative transactions. We may incur material losses when our counterparties default or fail to perform on their obligations to us due to their filing for bankruptcy, a deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, repudiation of the transaction or for other reasons. The U.S. Prime Brokerage Event, during which a U.S. prime brokerage client defaulted on obligations to us to post additional margin in respect of trading activities as well as to repay amounts lent against collateral held by us, is an example. Separately, in the fiscal year ended March 31, 2024, the Company recorded a loss of approximately ¥14 billion due to a failure to settle transactions between a subsidiary of the Company and a broker in the U.K. Although we establish and maintain allowances for credit losses, such allowances reflect management judgments and assumptions based on information available to us, which may provide incorrect or incomplete, and these judgments and assumptions may prove to be incorrect, potentially significantly so.
We are also exposed to credit risk from holding securities issued by third parties as well as through the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to non-delivery
by our counterparties such as financial institutions and hedge funds, or to systems failure by clearing agents, exchanges, clearing houses, etc.
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

7.	We are exposed to model risk, i.e., risk of financial loss, incorrect decision making, or damage to our credibility arising from model errors or incorrect or inappropriate model application
We widely use models for various purposes including the valuation of illiquid derivative transactions or the estimation of the credit worthiness of certain counterparties. However, models are never perfect, and their use subjects us to model risk. Model errors or incorrect or inappropriate model applications could lead to incorrect decision making, financial losses or damage our credibility.

8.	NHI is a holding company and depends on payments from its subsidiaries
NHI, the issuer of the common stock underlying the ADSs to which this annual report relates, is a holding company and is heavily dependent on dividends, distributions and other payments from its subsidiaries to be able to settle its financial obligations and liabilities. Regulatory and other legal restrictions, such as those under the Companies Act, may limit NHI’s ability to transfer funds freely, either to or from its subsidiaries. In particular, many of NHI’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, NHI’s main broker-dealer subsidiaries, are subject to regulatory capital requirements and changes in such regulatory capital requirements and the required level could limit the transfer of funds to NHI. While NHI monitors and manages the transfer of funds within the Nomura Group on the basis of relevant laws and regulations on a daily basis, these laws and regulations may hinder NHI’s ability to access funds needed to be able to settle its financial obligations and liabilities.

9.	We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities
We hold substantial investments in equity securities including private equity investments and non-trading
debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant losses in connection with these investments, which could have an adverse impact on our financial condition and results of operations. For example, in the fiscal year ended March 31, 2020, we recognized a loss of ¥16.4 billion related to our investment in American Century Investments and ¥16.6 billion on our investments in equity securities resulting from market declines arising from the
COVID-19
pandemic. Moreover, while we may decide to dispose of these equity securities and debt securities, depending on the market conditions, we may not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired price.

10.	We may face an outflow of clients’ assets due to losses incurred within cash reserve funds or debt securities we offer to clients
Cash reserve funds, such as money market funds and money reserve funds are typically categorized as low risk financial products. As a result of a sudden rise in interest rates, such cash reserve funds may fall below their par value due to losses resulting from price decreases, defaults or negative interest charges arising from debt securities held by the fund. If we determine that a stable return cannot be achieved from the investment performance of cash reserve funds, we may accelerate the redemption of, or impose a deposit limit on, such cash reserve funds.
In addition, issuers of debt securities that we sell may default or otherwise delay the payment of interest and/or principal.
Such events may result in the loss of client confidence and lead to an outflow of client assets from our custody or preclude us from increasing such client assets.

•	Risks Relating to Our Financial Position

11.	We may have to recognize impairment losses with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets
We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem beneficial. We account for certain of those and similar purchases and acquisitions as a business combination under U.S. GAAP by allocating our acquisition costs to the assets acquired and liabilities assumed and recognizing the remaining amount as goodwill. On April 1, 2020, Nomura acquired 100% of Greentech and goodwill of ¥12,480 million is reported on our consolidated balance sheet. We also possess tangible and intangible assets other than those stated above.
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

12.	Liquidity risk could impair our ability to fund operations and jeopardize our financial condition
Liquidity, or having ready access to cash, is essential to our business. We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding, or from a significantly higher cost of funding than normal levels, due to a deterioration in our creditworthiness or a deterioration in market conditions. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase agreements and securities lending transactions, long-term borrowings and the issuance of long-term debt securities as well as through diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid financial assets. Despite this, there is a risk that we may lose liquidity under certain circumstances, including the following:
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
(3) Lowering of our credit ratings could impact our funding
Our funding depends significantly on our credit ratings. Rating agencies may downgrade or withdraw their ratings or place us on “credit watch” with negative implications. Downgrades could increase our funding costs and limit our funding. This, in turn, could adversely affect our result of operations and our financial condition. In addition, other factors which are not specific to us may impact our funding, such as negative market perceptions of Japan’s financial soundness.

13.
Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us recognizing impairment losses

Under U.S. GAAP, we have affiliates and investees accounted for under the equity method and whose shares are publicly traded. If there is a decline in the market price of the shares we hold in such affiliates below the carrying amount of our investments over a period of time, and we determine that the decline is other-than-temporary, then we recognize an impairment loss through earnings which may have an adverse effect on our financial condition and results of operations. For example, we recognized an impairment loss of ¥47,661 million against our investment in Nomura Real Estate Holdings, Inc. during the fiscal year ended March 31, 2021.

•	Risks Relating to Legal, Compliance and Other Operational Issues

14.	Operational risk could adversely affect our business
Operational risk is the risk of financial loss or
non-financial
impact arising from inadequate or failed internal processes and systems, from a lack of appropriate personnel, from human errors, or from external events, and includes compliance, legal, IT and cyber security, fraud, third party, and other non-financial
risks. We always face the potential of operational risk, and if materializes, it could adversely affect our business. Issues related to operational risk may include the risks listed in items 15 to 21 below.

15.	We identified a material weakness in our internal control over financial reporting and, despite our efforts to remediate, may identify further material weaknesses in the future
We identified a material weakness in our internal control over financial reporting during the quarter ended March 31, 2024 in relation to certain classification and presentation matters within the consolidated statement of cash flows as included within our consolidated financial statements, which has resulted in the need to restate the consolidated statement of cash flows in certain of our annual and interim consolidated financial statements. We have identified and implemented a number of remediation actions to address this material weakness and intended to mitigate the risk of similar errors occurring in the future within the consolidated statement of cash flows. While our management has concluded that our internal control over financial reporting was effective as of March 31, 2024, additional material weaknesses or other issues nevertheless may arise in the future resulting in us not being able to provide financial information in our consolidated financial statements and elsewhere in an accurate, timely and reliable manner or requiring additional restatements of our consolidated financial statements or other aspects of our periodic reporting. This may undermine confidence in our published financial information and other reported information by users of our consolidated financial statements, including holders of our securities, resulting in reductions in the price of our common stock and/or ADRs as well as limit our access to capital markets, impact client or counterparty appetite to enter into transactions with us and subject us to potential regulatory investigations and sanctions, each of which may materially and adversely affect our business, results of operations and financial condition. See Item 15. “
Controls and Procedures
” for further details on the material weakness identified and our remediation actions to address this material weakness.

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

17.	A failure to identify and appropriately address conflicts of interest could adversely affect our business
We are a global financial institution that provides a wide range of products and services to a diverse group of clients, including individuals, corporations, other financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Conflicts of interests can arise when our services to a particular client conflict or compete, or are perceived to conflict or compete, with our own interests. In addition, where non-public
information is not appropriately restricted or shared within Nomura, conflicts of interest can also arise where a transaction within the Nomura Group or a transaction with another client conflict or compete, or is perceived to conflict or compete, with a transaction with a particular client. A failure, or a perceived failure, to identify, disclose and appropriately address such conflicts could adversely affect our reputation, the willingness of current or potential clients to do business with us, and give risk to regulatory actions or litigation against us, which could have a material adverse effect on our financial condition and results of operations.

18.	Our business is subject to substantial legal, regulatory and reputational risks
Substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, financial condition or results of operations, or cause reputational harm to us. Also, material changes in regulations applicable to us or to the markets in which we operate could adversely affect our business. See Note 19
“Commitments, contingencies and guarantees”
in our consolidated financial statements included in this annual report for further information regarding the significant investigations, lawsuits and other legal proceedings that we are currently facing.
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

(1) Legal liability related to our business may occur and could adversely affect our business, financial condition and results of operations
During a prolonged market downturn or upon the occurrence of an event that adversely affects one of the markets in which we operate, we may be exposed to an increase in claims or significant litigations against us. The cost of defending such claims or litigations may be substantial and our involvement in litigation may damage our reputation. For example, during the fiscal year ended March 31, 2022, approximately ¥62.0 billion related to legacy transactions in the U.S. from before the global financial crisis (2007 – 2008) was recognized including legal expenses as well as certain transactions intended to mitigate future losses. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.
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
and, in December 2015, the FSA identified NHI as a
D-SIB
and imposed a surcharge of 0.5% on our required capital ratio after March 2016 with
3-year
transitional arrangement. In addition, FSB published the final standard requiring global systemically important banks
(“G-SIBs”)
to maintain a certain level of total loss-absorbing capacity (“TLAC”) upon their failure in November 2015. Under the FSA’s policy implementing the TLAC framework in Japan as updated in April 2018, the TLAC requirements in Japan apply not only to Japanese
G-SIBs
but also to Japanese
D-SIBs
that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA published the notices and guidelines of TLAC regulations in Japan. According to these notices and guidelines, NHI is subject to the TLAC requirements in Japan from March 31, 2021 although NHI is not identified as a
G-SIB
as of the date of this annual report. These changes in regulations may increase our funding costs or require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely affect our operating or financing activities or the interests of our shareholders.
(4) Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition
Under U.S. GAAP, we recognize deferred tax assets in our consolidated balance sheets as a possible benefit of tax relief in the future if certain criteria are met. If we experience or forecast future operating losses, if tax laws or enacted tax rates in the relevant tax jurisdictions in which we operate change, or if there is a change in U.S. GAAP in the future, we may be required to reduce the deferred tax assets recognized in our consolidated balance sheets which may adversely affect our financial condition and results of operations. See Note 14 “
Income taxes
” in our consolidated financial statements included in this annual report for further information regarding the deferred tax assets that we currently recognize.
(5) Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences such as, administrative penalties or punitive fines
In recent years, financial crimes have become more sophisticated, complex, and diverse. As the world faces growing threats of military disputes, terrorism, and cyberattacks, it is highly important to counter the financing of crimes and terrorism. Financial institutions around the world are expected to take strong measures to combat money laundering and terrorist financing. Despite our efforts to improve our anti-money laundering and counter-terrorism financing measures, which we have implemented consistently across the Nomura Group in accordance with the recommendations provided by the Financial Action Task Force (FATF) and the FSA’s “Guidelines on Anti-Money Laundering and Terrorist Financing”, there remains a risk that such measures will not be fully effective in preventing or detecting all violations in a timely manner. As a consequence, we could be subject to administrative penalties or punitive fines, which may adversely affect our financial condition and results of operations. See also “
—Risks Relating to Legal, Compliance and Other Operational Issues—18
.
Our business is subject to substantial legal, regulatory and reputational risks—(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses
” for further information regarding regulatory actions and other legal proceedings as well as consequences thereof.

19.	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business
We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed, disclosed or misused. There is also a risk of unauthorized acquisition of client information and misuse of customer information by former employees.

Although we exercise care to protect the confidentiality of personal information and have in place policies and procedures designed to safeguard such information and ensure that it is used in compliance with applicable laws, rules and regulations, were any unauthorized disclosure or misuse of personal information to occur, our business could be adversely affected. For example, we could be subject to government actions such as administrative actions or penalties in case there is any violation of applicable personal data protection laws, rules and regulations or be subject to complaints and lawsuits for damages from clients if they are adversely affected due to the unauthorized disclosure or misuse of their personal information (including leakage of such information by an external service provider). In addition, we could incur additional costs associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives. Moreover, restrictions on our ability to use personal information collected from clients may adversely affect our existing businesses or to develop new ones. Furthermore, any damage to our reputation caused by such unauthorized disclosure or misuse could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses incurred for public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation.

20.	System failure, information leakage and cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations
Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We have been in the past and may again become the target of attempted unauthorized access, computer viruses or malware, and other cyberattacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. In recent years, many of our employees increasingly work remotely using networking or other technologies, and these technologies have become even more critical to our business. The implementation of remote work arrangements may also increase the possibility that we will be subject to cyberattacks and other information security breaches. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign non-state
actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to whom we are interconnected are subject to cyberattacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations.
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

21.	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel
Under the philosophy that our people are our greatest assets, we view recruitment, talent development, performance appraisal, and mobility and advancement strategies as one human resources management cycle and work on various talent management initiatives in a comprehensive manner. Any failure to hire, retain, and develop qualified personnel may materially and adversely affect our business, financial condition and results of operations. There is significant competition for such personnel, based on factors such as compensation, the working environment, training and other employee benefits and our reputation as an employer. Spending on our human resource initiatives may harm our profitability. Moreover, developing our human resources and instilling in them a uniform corporate culture is a continuous, intensive process, and we may not be successful in doing so.

•	Risks Related to Holding or Trading of our Shares and ADSs

22.
Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of the Company’s common stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. For the purpose of protecting investors from excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares of the Company’s common stock at such price on a particular trading day, or at all.

23.	Under Japan’s unit share system, holders of shares of the Company’s common stock constituting less than one unit are subject to transfer, voting and other restrictions
The Company’s Articles of Incorporation, as permitted under the Companies Act, provide that 100 shares of the Company’s common stock constitute one “unit.” The Companies Act imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other rights relating to voting. Under the unit share system, any holders of shares constituting less than a unit may at any time request the Company to purchase their shares. Also, holders of shares constituting less than a unit may request the Company to sell them such number of shares that the Company may have as may be necessary to raise such holder’s share ownership to a whole unit. Shares constituting less than a unit are transferable under the Companies Act, but may not be traded on any Japanese stock exchange.

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
Our business consists of Wealth Management
*
, Investment Management, and Wholesale, which are described in further detail below. See also Note 20 “
Segment and geographic information
” in our consolidated financial statements included in this annual report.
Corporate Goals and Principles
① Fundamental Management Policy
In Fundamental Management Policy formulated by the Board of Directors, our company has set the following Management Vision and Basic Vision of Group Management.

*	The Retail Division has been renamed the “Wealth Management Division”, effective April 1, 2024.

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
(Basic Vision of Group Management)
(1) Nomura Group will establish its modernized growth model by itself through realizing expansion of its business in new domains. Nomura Group will also establish an earning structure not subject to market condition with proper cost control and risk management.
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
② Purpose
Nomura Holdings, Inc. will celebrate its 100th anniversary in December 2025. Nomura is dedicated to the tenets embodied in its Founder’s Principles and the unwavering values ingrained in its Corporate Philosophy. As we look to the next one hundred years, Nomura is pleased to announce its new Group Purpose that will underpin group management:

Purpose We aspire to create a better world by harnessing the power of financial markets
Since its founding, Nomura Group has strived to contribute to the development of financial markets. Amid a complex and rapidly changing environment, Nomura will continue to leverage its knowledge and expertise to deliver added value and create a better world through the financial markets. The new Group Purpose articulates Nomura’s strong resolve to work together with various stakeholders to build a better future, and its determination to continue taking on new challenges to become the best company for its clients and other stakeholders.
③ Management Vision
In May 2024, we formulated a new Management Vision for fiscal 2030, “Reaching for Sustainable Growth”, with the aim of promoting management strategies in line with the newly formulated Purpose.

Nomura Group continues to engage in the development of the financial and capital markets and the provision of optimal solutions to our clients by facilitating the circulation of risk money through the provision of a wide range of financial services.
Our Business Divisions
Wealth Management
In our Wealth Management Division*, we conduct wealth management business by delivering a wide range of financial products and services, including, high quality investment services and non-financial
services, mainly for individuals and corporations in Japan, primarily through a network of nationwide branches of NSC and online services. The total number of local branches, including our head office, was 109 as of the end of March 2024.
We offer asset consultation services to meet the medium and long-term needs of our clients to manage their assets. We discuss retail client assets in “Retail Client Assets” under Item 5.A of this annual report.
* The Retail Division has been renamed the “Wealth Management Division”, effective April 1, 2024.
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
We are continuously improving our product offerings and services to meet the diversifying investment needs of our clients in the broad asset management business. By combining our expertise in traditional assets such as stocks and bonds with alternative assets such as private equity, private debt, and real assets, we provide added value and offer advanced services and solutions to meet the diverse needs of our clients. Within the Investment Management Division, Nomura Asset Management Co., Ltd. (NAM) and our other investment and asset management companies maintain their respective independence in their investing activities to fulfill applicable fiduciary duties while leveraging the common knowledge, infrastructure, and capabilities of Nomura Group.
Our primary source of revenue stems from the asset management fees received from our clients or funds we manage. Typically, our asset management fees are based on fixed annual rates calculated based on the amount of assets under our management. Also, we occasionally receive success or performance-linked fees contingent on the investment performance delivered to our clients. We also seek to generate investment gains through our own investments. We often co-invest
in private market funds we manage alongside external investors to demonstrate our commitment to the underlying investment strategies of those funds.
Wholesale
Our Wholesale Division consists of two businesses, Global Markets, which is mainly engaged in the trading, sales and structuring of financial products, and Investment Banking which is engaged in advisory, financing and solutions businesses.
Global Markets
Global Markets provides sales, trading, agency execution, and market-making of fixed income and equity products as well as structured financing and solutions.

Our fixed income products include, among other products, government securities, interest rate derivatives, investment-grade and high-yield corporate debt, credit derivatives,
G-10
and emerging markets currencies, and securitized products, in over-the-counter
(“OTC”) and listed markets. We are primary dealers in the Japanese government securities market as well as selected Asian, European and U.S. markets.
Our equity products include equity securities, Exchange Traded Funds (“ETFs”), convertible securities, listed and OTC equity derivatives and equity financing supported by prime services in selected markets. In addition, we offer execution services based on cutting-edge trading technology to help clients navigate through the complex market structure and achieve best execution. In order to provide extensive market access to our clients, we are also a member of various exchanges around the world, with leading positions on the Tokyo Stock Exchange.
These product offerings are supported by digital technology, and our global structuring and quants function which provide tailored ideas and trading strategies for our institutional and corporate clients as well as our retail franchise.
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
Our Information Technology
We believe that information technology is integral to our overall business and intend to maintain and enhance our technology platform to ensure that we are able to meet and exceed our clients needs. Accordingly, we will continue to invest, enhance and adapt our technology platform to ensure it remains aligned to the firm’s strategy and proactively seek and implement innovative financial technology to improve the operations of our business.
In our Wealth Management Division, we continually invest and enhance our core system and related systems to improve efficiency in our business operations. We are also continuously working on improving our internet-based and smartphone platforms.

In our Investment Management Division, we are dedicated to investing in and improving our technology platforms that are essential to our core businesses by leveraging third-party services to enhance our capabilities and efficiency. We are also continuously working on digital marketing initiatives to expand our business opportunities, and utilizing advanced technology to automate and sophisticate operations within the Investment Management Division.
In our Wholesale Division, we continually invest and enhance our technology platforms to provide better risk management and improved data governance, to increase trading capabilities, and also improve efficiency in our business process. In order to ensure the support level of our Wholesale operations, we will continue to maintain utilization of our offshore service entities in India and enhance our regional support based capabilities.
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

•	the quality, range and prices of our products and services,

•	our ability to originate and develop innovative client solutions,

•	our ability to maintain and develop client relationships,

•	our ability to access and commit capital resources,

•	our ability to retain and attract qualified employees, and

•	our general reputation.
Our competitive position is also affected by the overall condition of the global financial markets, which are influenced by factors such as:

•	the monetary and fiscal policies of national governments and international economic organizations,

•	economic, political and social developments both within and between Japan, the U.S., Europe and other major industrialized and developing countries and regions, and

•	increasing digitalization beyond the traditional financial sector
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
TLAC. In April 2016, the FSA published its policy describing its approach and framework for the introduction of the TLAC requirements in Japan applicable to Japanese
G-SIBs
and, in April 2018, released revisions to such policy that extended the coverage of the TLAC requirements in Japan not only to Japanese
G-SIBs
but also to Japanese
D-SIBs
that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA finally published the notices and guidelines of TLAC regulations in Japan (including TLAC holding regulations). Although Nomura is not identified as a
G-SIB
as of the date of this annual report, Nomura is subject to the TLAC regulations in Japan, and is required to meet a minimum External TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024 (which 6.75% was increased, pursuant to the recent amendment to the TLAC regulations in Japan, to 7.1% from April 1, 2024).
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
Regulation in the United States
In the U.S., the SEC is the federal agency responsible for the administration of the federal securities laws, and the CFTC is the federal agency responsible for the administration of laws relating to commodity futures, commodity options and swaps industry. In addition, FINRA and the NFA are SROs that are actively involved in the regulation of financial services businesses (securities businesses in the case of FINRA and commodities/futures businesses in the case of the NFA). In addition to federal regulation, we are subject to state securities regulations in each state and U.S. territory in which we conduct securities or investment advisory activities. The SEC, FINRA, CFTC, NFA and state securities regulators conduct periodic examinations of broker-dealers, investment advisors, futures commission merchants (“FCMs”), swap dealers and security-based swap (“SBS”) dealers. Financial services businesses are also subject to regulation and examination by state securities regulators and, in some cases, investigations and reviews by attorneys general in those states in which they do business. In addition, broker-dealers, investment advisors, FCMs, swap dealers and SBS dealers must also comply with the rules and regulation of clearing houses, exchanges, swap execution facilities and trading platforms of which they are a member.
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
FCMs, introducing brokers and swap dealers that engage in commodity options, futures or swap transactions are subject to regulation by the CFTC and the NFA. CFTC rules require registration of swap dealers, mandatory clearing and execution of certain swaps through regulated clearing houses and execution facilities, real-time public reporting and adherence to business conduct standards for all in-scope
swaps. A number of these requirements, particularly those regarding recordkeeping and reporting, also apply to transactions that do not involve a registered swap dealer. CFTC rules establishing capital requirements for swap dealers that are not subject to the capital rules of a prudential regulator, such as the FRB, became effective in October 2021. The CFTC has also adopted financial reporting requirements for covered swap entities and amended existing capital rules for CFTC-registered FCMs to provide explicit capital requirements for proprietary positions in swaps and security-based swaps that are not cleared by a clearing organization. Swap dealers that are not subject to the jurisdiction of a Prudential Regulator are subject to the margin rules issued by the CFTC (which covers non-bank
swap dealers, such as our subsidiaries). The rules for variation margin have become effective, and those for initial margin were phased in through September 2022, based on certain activity levels of the swap dealer and the relevant counterparty. Inter-affiliate transactions under the CFTC margin rules are generally exempt from initial margin requirements under certain conditions. NSI is registered as an FCM with the CFTC. NGFP and Nomura International plc, a U.K. subsidiary, are registered as swap dealers with the CFTC. ILLC is registered as an introducing broker with the CFTC.
SEC rules constituting its SBS regulatory regime, which set registration and other compliance dates for SBS dealers and major SBS participants, generally came into effect by November 1, 2021. Under these rules, SBS dealers are subject to regulation by the SEC, including (i) capital, margin and segregation requirements; (ii) recordkeeping, financial reporting and notification requirements; (iii) business conduct standards; (iv) regulatory and public trade reporting; and (v) the application of risk mitigation techniques to uncleared portfolios of SBSs. In the fourth quarter of 2021, certain of our subsidiaries registered with the SEC as SBS dealers and became subject to the SEC’s regulations regarding SBSs. NGFP and NIP are registered as SBS dealers with the SEC.
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
Recent and Proposed Changes to U.S. Regulation
In June 2016, the SEC approved amendments to FINRA Rule 4210, which require FINRA member broker-dealers to set risk limits on each counterparty transacting in specified forward-settling agency mortgage-backed securities (“covered agency transactions”) as of December 2016, and to collect variation margin and/or maintenance margin from certain counterparties transacting in covered agency transactions as of June 2018. A failure to collect required margin in a timely manner (T+1) results in an obligation for the FINRA member broker-dealer to take a capital charge, and ultimately (T+5) to liquidate the customer’s position in order to satisfy the margin deficiency. After seven years of extending the implementation date of the original rulemaking, the SEC approved FINRA’s amendments on July 27, 2023, and the amendments became effective on May 22, 2024.
In January 2021, CFTC adopted rules that limit the size of positions in physical commodity derivatives that can be held by any entity, or any group of affiliates or other parties trading under common ownership or control, or trading in coordination with each other. Swap dealers were previously able to claim an exemption from the position limits for the bona fide hedging of swap-related risks, but this exemption was eliminated in January 2023. The CFTC position limits apply to futures on specified physical commodities and options on such futures, and these limits apply to both physically and cash settled positions. In addition, in January 2023, the position limit rules became applicable to swaps that are economically equivalent to such futures and options. The position limit rules initially impose limits in the spot month only (i.e., during the delivery period for the physical commodities, which is typically a period of several days). CFTC spot and non-
spot month limits will continue to apply to futures on certain legacy agricultural commodities, and it is possible that non-spot
month limits will at some point be adopted for futures and swaps on other physical commodities.
On October 13, 2023, the SEC adopted new Rule
10c-1a,
which requires (a) certain persons to report information about securities loans to a registered national securities association (“RNSA”), and (b) RNSAs to make publicly available certain information that they receive regarding those lending transactions. FINRA is currently the only RNSA. Rule
10c-1a
became effective January 2, 2024. Final FINRA rules pursuant thereto must be adopted within 12 months thereof (i.e., by January 2025), and reporting by covered persons must commence by the first business day 24 months after the effective date of Rule
10c-1a
(i.e., January 2026).
In December 2021, the SEC proposed rules (a) to prevent fraud, manipulation and deception in connection with security-based swaps, (b) to prevent undue influence over the chief compliance officer (CCO) of SBS dealers and major SBS participants and (c) to require any person with a large SBS position to publicly report certain information related to the position. On June 7, 2023, the SEC adopted the first two of these rules, relating to fraud, manipulation and deception in connection with security-based swaps and prevention of undue influence over the CCO; these rules became effective on August 29, 2023. The SEC has not yet adopted final rules requiring public reporting of large security-based swaps positions.
In December 2022, the SEC issued four proposals to reform the U.S. equity market structure. The SEC proposed establishing a broker-dealer best execution standard, which would require broker-dealers to use reasonable diligence to ascertain the best market for a customer order so that the resultant price to the customer is as favorable as possible under prevailing market conditions. The best execution standard applies to all securities and supplements, but does not replace the existing FINRA best execution rules. The SEC also proposed, among other things, to require that individual investor orders routed through broker-dealers be exposed to order-by-order
competition in qualified auctions; to update the minimum pricing increments, with variable price increments based on the trading characteristics of stocks; and to revise and expand reporting and disclosure requirements relating to execution quality. Comments were due March 31, 2023, but final rules have yet to be adopted.
On May 16, 2024, the SEC adopted amendments to Regulation Privacy of Consumer Financial Information (“Regulation
S-P”)
and proposed amendments to Regulation Systems Compliance and Integrity Regulation

(“Regulation SCI”). The amendments to Regulation
S-P
require broker-dealers, investment companies and investment advisers registered with the SEC to adopt written policies and procedures for incident response programs to address unauthorized access to or use of customer information. The amended Regulation
S-P
requires covered entities to notify individuals affected by an incident involving sensitive customer information as soon as practicable, but no later than 30 days, and provide them with details about the incident and other information intended to help affected individuals respond appropriately. The amendments will become effective 60 days after publication in the Federal Register. Larger entities will have 18 months after the date of publication in the Federal Register to comply with the amendments, and smaller entities will have 24 months after the date of publication in the Federal Register to comply. The proposed amendments to Regulation SCI would, among other things, expand the types of entities covered by the regulation, require additional policies and procedures to address cybersecurity risks, and require disclosure of additional types of cybersecurity events to the SEC. Comments were due on June 13, 2023, but final amendments have yet to be adopted.
On June 12, 2023, FINRA released a concept proposal for a potential Rule 4610, which would require certain broker-dealers to establish liquidity risk management programs to ensure sufficient liquidity on a current basis. Those programs would need to include liquidity stress testing and contingency funding plans. The potential rule would specify eight conditions that would create a presumption, rebuttable by the broker-dealer, that the firm does not have sufficient liquidity on a current basis. If FINRA determines that a broker-dealer does not have sufficient liquidity on a current basis, it may require the firm to restrict or suspend some or all of its business until the liquidity concern is resolved. The comment period closed on August 11, 2023, but final rules have yet to be adopted.
On November 27, 2023, the SEC adopted a rule (Securities Act Rule 192) prohibiting securitization participants, which includes any underwriter, placement agent, initial purchaser or sponsor of an asset-backed security (“ABS” as defined by Securities Act Rule 192) (or any affiliate or subsidiary), from engaging, directly or indirectly, in any transaction that would involve or result in a material conflict of interest between the securitization participant and an investor in an ABS, including reducing its exposure to the ABS, subject to certain exceptions. The rule took effect on February 5, 2024. Securitization participants will need to comply with the new rule with respect to any ABS the first closing of the sale of which occurs 18 months after such date (i.e., August 5, 2024).
On December 13, 2023, the SEC adopted rules requiring covered clearing agencies in the U.S. Treasury security market to adopt policies and procedures designed to require their members to submit for clearing certain specified secondary market transactions including repurchases (including reverse repurchases) and certain cash Treasury transactions, among other things. Applicable securities clearing organizations are required to adopt the relevant policies and procedures by March 31, 2025. The requirement to clear applicable cash transactions in U.S. Treasury securities is scheduled to come into effect on December 31, 2025, while the requirement to clear repurchases and reverse repurchases is scheduled to come into effect June 30, 2026.
On March 6, 2024 the SEC proposed a comprehensive climate disclosure regime for public companies. The rules as adopted apply to both domestic company and foreign private registrants and require them to provide certain climate-related information in their registration statements and annual reports. Under these rules, registrants are required to, among other things, disclose information about climate-related risks that have had or would likely have a material impact on their strategy, business models and outlook. Registrants would need to include information addressing their governance and oversight of material climate-related risks, plans to manage climate-related risk within their risk management processes and material climate targets and goals. Registrants would also need to disclose information about their “Scope 1” and “Scope 2” greenhouse gas emissions (where material and, for large accelerated filers such as Nomura, subject to phased-in
assurance requirements). Following the filing of lawsuits in multiple courts challenging the rules, as well as the issuance of an order by the U.S. Court of Appeals for the Eighth Circuit consolidating several of such suits, the SEC issued an order staying the new rules, pursuant to its discretion to do so if it finds that “justice so requires,” noting that the stay would “facilitate the orderly judicial resolution” of the challenges. As adopted, the rules will become effective in a phased manner, with the earliest requirements coming into effect for Nomura for its annual report for the year ending March 31, 2026. However, given the SEC’s stay and the pending judicial challenges to the rule, the timing on which it will become effective remains unclear.
Regulation in the U.K. and Europe
EU banks and investment firms, including those located in the U.K. prior to Brexit, have been subject to prudential regulatory capital requirements under the Capital Requirements Regulation and Capital Requirements Directive (collectively, “CRD IV”) since January 2014. The aim of CRD IV was to strengthen the resilience of the EU banking sector so it would be better placed to absorb economic shocks while also ensuring that banks continued to finance economic activity and growth. CRD IV set out regulations for minimum capital requirements for banks and investment firms and also introduced new capital and liquidity buffers in line with Basel Committee on Banking Supervision (“BCBS”) international standards for banking regulation.
In June 2019, the European Commission introduced amendments to this regulation in a Capital Requirements Regulation (“CRRII”) package of reforms. Together with the updates to the Bank Recovery and Resolution Directive (“BRRD II”) and Single Resolution Mechanism Regulation (“SRMR”) this package was an important step towards the completion of the European post-crisis regulatory reforms and implements some of the outstanding global reforms agreed by the Basel Committee and the FSB. The EU views the amendments as essential to making its financial system more stable and resilient, and the financial institutions more resolvable. The majority of the changes were effective from June 2021, including the introduction of binding minimum leverage and net stable funding ratios, changes to the calculations for counterparty credit risk of derivatives, a tightening of large exposure limits and the introduction of new reporting requirements for market risk.
In October 2021 the EU introduced a first draft of proposals to introduce a “CRRIII/CRDVI” package of reforms to implement all outstanding elements of the Basel 3.1 framework including changes to the calculations for Operational Risk, CVA, Credit Risk, FRTB capital requirements and the introduction of an output floor to the use of models. The draft rules also include proposals to strengthen the resilience of the banking sector to environmental, social and governance (“ESG”) risks and to enhance the strength of supervision within the EU to better protect financial stability. The proposals are pending adoption into the official journal of EU law and are currently planned for implementation in January 2025.
Since Brexit, the EU CRR and subsequent amendments are no longer applicable in the U.K. HM Treasury and U.K. PRA published updated rules for implementation of similar reforms to the CRRII in the U.K. which were implemented from January 2022. HM Treasury and U.K. PRA have further published consultations at the end of 2022 to implement the final elements of the Basel 3.1 framework, broadly equivalent to those in the EU CRRIII package. The PRA published the first half of the near-final draft rules in December 2023 and are due to publish the second half during Q2 2024 with a planned implementation date of July 2025.
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
In May 2022, U.K. PRA published a policy statement, with accompanying supervisory statements on Trading Activity Wind-down (“TWD”). The statement sets out the requirements for firms to have capabilities that can be utilized for a full or partial wind-down of their trading activities, either as part of their recovery or post-resolution restructuring. NEHS, as an in-scope
firm, is expected to meet the policy requirements by March 3, 2025.
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
On May 16, 2023 the EU Commission Delegated Regulations containing regulatory technical standards (RTS) under MiFIR and MiFID II were published in the EU Official Journal. The RTS refer to equity transparency (RTS 1) and non-equity
transparency (RTS 2) and they broadly seek to improve and further harmonize data quality for post-trade transparency reports, as well as to increase the level of pre-
and post-trade transparency, particularly in view of the establishment of a consolidated tape. The Delegated Regulations entered into force on June 5, 2023.
Following the publication of the Financial Services and Market Act 2023 (FSMA) in July 2023, HMT published its first commencement schedule which confirms that various capital markets provisions contained within the FSMA came into force on August 29, 2023 – e.g. removing the share trading obligation and double volume cap, removing restrictions on midpoint crossing for trades and aligning the derivatives trading obligation (DTO) with the EMIR clearing obligation. The FCA has consequently updated, or revoked, a number of directions to reflect the entry into force of these amendments and published several consultation papers as part of the Edinburgh’s Reforms.
On May 3, 2023, the FCA published a policy statement (PS23/4) aiming to establish a simpler and clearer regime for the reporting of OTC transactions. As part of these changes, a new Designated Reporter Regime (DRR) is being introduced, clarifying who holds the obligation of ensuring that a trade is made public. A firm is able to register as a Designated Reporter regardless of its Systematic Internaliser status.
The new post-trade transparency requirements enter into force in April 29, 2024, and the changes to waivers from pre-trade
transparency and to the tick size regime apply immediately. The new rules decoupled post-trade reporting obligations from firms’ status as a Systematic Internaliser and instead, allows firms to register as a Designated Reporter.

On December 12. 2023, the U.K. FCA published a consultation paper (CP23/33) setting out its final policy on the U.K. Consolidated Tape (CT) framework for bonds and its response to discussion paper questions on a CT for equities. Among other things, the final policy statement sets out how the FCA will consolidate requirements for Approved Publication Arrangements and Approved Reporting Mechanisms in the FCA Handbook..
The final package of rules is effective since April 5, 2024. A bonds CT could be operational in the U.K. in the second half of 2025.
At the same time, the FCA published another consultation paper (CP 23/32) proposing significant changes to U.K.
non-equity
transparency requirements which:

(i)
significantly reduce the number of instruments in scope of full transparency by trading venues and investment firms to those instruments considered most liquid (Category 1 instruments), with only venues responsible for providing transparency on other non-equity
instruments (Category 2 instruments) when these are traded on venue; and

(ii)	streamline pre-trade waivers and post-trade deferrals, as well as allowing venues to calibrate these themselves for Category 2 instruments (applying specified criteria).
The proposals form part of the Wholesale Markets Review conducted by HM Treasury and the FCA since 2021.
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
In May 2023 the EU Commission published proposals as so called “Retail Investment Strategy” that will impact regulations on MiFID II and PRIIPs. Proposed changes will affect financial institutions even without providing services to retail clients and aim to set higher standards of client protection.
The European Market Infrastructure Regulation (“EMIR”) became effective on August 16, 2012, and applies to any entity established in the EU that is a legal counterparty to a derivative contract, even when trading with non-EU
firms. EMIR was created with the intention of stabilizing OTC markets found within EU member states.
EMIR was transposed into U.K. domestic law by the European (Withdrawal) Act 2018 and amended by the Regulatory Fitness and Performance Program (EMIR REFIT) which introduces a revised derivatives reporting framework that comes into force in 2024 with implementation dates of April 29, 2024 for EU EMIR and September 30, 2024 for U.K. EMIR. The changes aim to simplify reporting requirements, harmonize standards and reduce administrative burdens whilst improving the accuracy and effectiveness of regulatory oversight. The EU has published legislative proposals for a package of amendments to EMIR known as EMIR 3.0. that are intended enhance clearing by modernizing the EU CCP framework and increasing liquidity at EU CCPs. The amendments include the replacement of the third country “equivalence” regime for intragroup exemptions for clearing and margin by a framework will grant automatic exemptions for jurisdictions that are considered low risk from an AML perspective, and are expected to enter into force in Q4 2024. Exemptions for certain intragroup transactions from the EU EMIR derivatives clearing and margin obligations have also been extended until the end of June 2025.
The U.K. EMIR margin rules have been amended to extend the temporary exemptions for single-stock equity options and index options from the bilateral margining requirements until January 4, 2026.

On February 24, 2023, the FCA and the BoE issued a joint policy statement on changes to reporting requirements, procedures for data quality and registration of trade Repositories under the U.K. EMIR. It sets out the final amendments to technical standards and new rules for trade repositories in relation to the derivatives reporting framework under the U.K. EMIR. The requirements will come into effect on September 30, 2024, except for certain amendments which relate to the format and details of applications for registration of trade repositories, which come into force immediately.
On December 18, 2023, the PRA and the FCA published a Policy Statement on Margin requirements for non-centrally
cleared derivatives: Amendments to BTS 2016/2251. Among other things, it extends the temporary exemptions for single-stock equity options and index options from the U.K. bilateral margining requirements from January 4, 2024 until January 4, 2026 and set out the proposed approach to model pre-approval
in relation to bilateral initial margin models. The Policy Statement would trigger changes to the U.K. version of Commission Delegated Regulation (EU) 2016/2251 of October 4, 2016 and the regulatory technical standards (RTS) for risk-mitigation techniques for over-the-counter
(OTC) derivative contracts not cleared by a central counterparty which supplement the retained EU Regulation on OTC derivative transactions, central counterparties and trade repositories (U.K. EMIR). The policy is effective since December 18, 2023.
On January 12, 2016, the Securities Financing Transactions Regulation (“SFTR”), which forms part of the EU’s package of legislation targeted at reforming shadow banking and aims to improve transparency in the securities financing transactions (“SFTs”) market, came into force subject to a range of transitional provisions over a number of years.
On September 17, 2014, the Central Securities Depositories Regulation (“CSDR”) came into force, in the EU. It aims to harmonize certain aspects of the settlement cycle and settlement discipline and to provide a set of common requirements for Central Securities Depositories (“CSDs”) operating securities settlement systems across the EU.
On March 16, 2022, the EU Commission published a draft Regulation amending the CSDR along with FAQs and an impact assessment on its proposal. Among other things, the EU Commission is looking to improve the passporting regime, banking type ancillary services, the oversight of third-country CSDs and settlement discipline (by proposing to improve the mandatory buy-in
regime and refine its scope).
On June 13, 2022, ESMA published a final report on amending the RTS on settlement discipline by proposing to postpone the application of CSDR mandatory buy-in
regime for three years. On July 6, 2022, the EU Commission decided to endorse ESMA’s draft RTS. As a result, the Commission Delegated Regulation suspends the application of the provisions relating to the mandatory buy-in
regime of the RTS on settlement discipline for three years from the date of entry into force of the Commission Delegated Regulation. The Delegated Regulation also contains provisions of former Article 15(1) of the Short Selling Regulation in the RTS on settlement discipline, to be applied for the duration of the deferral. The declared intention of the EU is to relocate Euro derivatives clearing from London to the EU. On February 14, 2024 the EMIR 3 package (Regulation and Directive) was approved by the European Commission that significantly watered-down clearing relocation proposals but reiterated that plans to move more clearing into the EU would press ahead.
In March 2022, the Commission issued a legislative proposal amending the CSDR and the Short Selling Regulation as part of the 2020 Capital Markets Union Action Plan. The aim of the proposal was to make selected amendments to the CSDR in order to make securities settlement in the EU more efficient and improve the attractiveness of the EU’s capital markets. The proposal is known as the CSDR REFIT. Subsequently, on December 27, 2023, the CSDR REFIT was published in the Official Journal of the EU as Regulation (EU) 2023/2845. It entered into force on January 16, 2024 although some of its provisions apply from May 1, 2024 and January 17, 2026.
The CSDR REFIT focused on amending the CSDR in five key areas: settlement discipline (including the pre-conditions
for applying mandatory
buy-ins),
the passporting regime, banking-type ancillary services,

oversight of third country CSDs and cooperation between supervisory authorities. It also amended the Short Selling Regulation by re-introducing
a provision about
buy-in
procedures.
In the U.K., on June 23, 2020, the Government confirmed that it will not implement the CSDR Settlement Discipline. U.K. firms will continue to apply the existing industry-led
framework.
On February 8, 2022, the EU Commission announced a decision to extend equivalence for U.K. CCPs until June 30, 2025. The equivalence will apply from July 1, 2022. At the same time, the EU Commission launched a targeted public consultation and a call for evidence on ways to expand central clearing activities in the EU and improve the attractiveness of EU CCPs in order to reduce the EU’s overreliance on systemic third-country CCPs.
As mentioned above on December 12, 2022 the EU Commission published its proposal on EMIR review, together with a Communication on a stronger EU clearing system. The core of the proposal includes ways to enhance and improve the attractiveness of the EU’s clearing space in view of reducing reliance on U.K. CCPs.
On July 20, 2021, the EU Commission presented its package of legislative proposals to strengthen EU rules on anti-money laundering and countering the financing of terrorism. On January 18, 2024, the Council and the European Parliament reached a provisional agreement on the anti-money laundering package. The package contains the establishment of a European authority (“Anti-Money Laundering Authority – AMLA”) which will be based in Frankfurt, Germany.
The Economic Crime and Corporate Transparency Act 2023 (ECCT Act) received Royal Assent on October 26, 2023. It follows publication of the U.K. Government’s response to the Corporate Transparency and Register Reform White Paper published in February 2022 and builds on the Economic Crime (Transparency and Enforcement Act 2022 (ECTEA)) which received Royal Assent in March 2022.
The ECCT Act sets out further wide-ranging reforms to tackle economic crime and improve transparency over corporate entities, including through reforms to the role of the U.K. companies’ registry, Companies House.
The ECCT Act also creates a new failure to prevent fraud offence to hold organizations to account if they profit from fraud. This is aimed at improving fraud prevention and protection of victims. Under the new offence, an organization will be liable where a specified fraud offence is committed by an employee or agent, for the organization’s benefit, and the organization did not have reasonable fraud prevention procedures in place.
In addition, the ECCT Act reforms corporate criminal liability laws for economic crimes to hold corporations liable in their own right for economic crime.
Implementation of the provisions in the ECCT Act (which, among other things, amend the Companies Act 2006 (CA 2006)) will be in stages since many will need systems development and secondary legislation before they can be implemented. While the implementation timetable has not yet been published, Companies House is being readied to oversee and enforce a large number of the changes being introduced. On November 16, 2023, the Economic Crime and Corporate Transparency Act 2023 (Commencement No. 1) Regulations 2023—SI 2023 N.1206 was published. The SI contains the first commencement regulations made under the Economic Crime and Corporate Transparency Act 2023.
The Senior Managers and Certification Regime (“SM&CR”) came into force on March 7, 2016 with the aim of reducing the risk of harm to consumers and strengthening market integrity by making firms, and individuals within those firms, more accountable for their conduct and competence.
On March 30, 2023, the U.K. HM Treasury published a Call for Evidence (CfE) on SM&CR, which closed on June 1, 2023, as part of the Edinburgh Reforms. Firms have raised some concerns over certain aspects of the regime, on topics including the compliance requirements for authorizing the appointment of new Senior Managers, the differing levels of scrutiny applied to different firms, and the interaction of the SM&CR with other regulatory regimes.

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
On September 25, 2023, the U.K. PRA and the FCA launched a consultation (now closed) setting out proposed rules and expectations aimed at improving diversity and inclusion regulated firms. The proposals build on suggestions made by respondents to the regulators’ joint discussion paper (DP2/21), published in July 2021. Among other things the proposals include requiring firms to publish a firm-wide diversity and inclusion strategy, requiring the largest firms to set their own diversity targets where they identify underrepresentation subject to a minimum of targets for women and ethnicity, an expectation that responsibility for diversity and inclusion be allocated to the relevant senior management functions and measures for accountability to be put into place. Final regulatory requirements due to be published in a policy statement in 2024.
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
The EU Benchmark Regulation (“BMR”) entered into force on June 30, 2016 and has applied in the U.K. since January 1, 2018. Global regulators have imposed fines on firms following attempted manipulation of the London Inter-bank Offered Rate (“LIBOR”), gold and foreign exchange benchmarks, and have taken action against individuals for misconduct related to benchmarks. The objectives of the EU BMR include, but are not limited to: (i)improving governance and controls over the benchmarking process to ensure that administrators avoid/manage conflicts of interest, (ii)improving the quality of input data and methodologies used by benchmark administrators, (iii)ensuring that contributors to benchmarks and the data they provide are subject to adequate controls, and (iv)protecting consumers and investors through greater transparency and adequate rights of redress
The EU BMR rules are currently suspended to allow EU supervised entities to continue to use non-EU
benchmarks until December 31, 2023. On July 14, 2023, the EU Commission adopted a draft delegated act that extends the transitional period for third-country benchmark administrators, as set out under the EU BMR, to December 31, 2025. The Delegated Act is effective since October 26, 2023.
In addition, on October 17, 2023, the EU Commission published a proposal to review the EU BMR. The proposal is part of the Commission’s broader package of measures that seeks to rationalize reporting requirements for companies across various pieces of European financial services legislation, and includes, among other things, a proposal to reduce the scope of the BMR to cover only significant and critical benchmarks, together with EU Climate Transition and EU Paris-aligned Benchmarks. The Commission proposes to establish two mechanisms to identify significant benchmarks: a threshold-based approach and a designation regime. Furthermore, it proposes to make the recognition regime for third-country administrators that will be required to obtain an EU license, a permanent solution. The transitional provisions state that national competent authorities and ESMA should provide less burdensome application procedures for administrators that are already authorized, registered, endorsed or recognized and that apply for a new authorization, registration, endorsement or recognition within two years from the date of application of the revised BMR. Once formally adopted, the revised BMR is proposed to be applied from January 1, 2026.
In the U.K., on November 7, 2023, HMT published a policy paper on extending the transitional period for third country benchmarks in the U.K., which explains the government’s rationale for extending the transitional period for third country benchmarks under the U.K. Benchmarks Regulation. The transitional period has, subsequently, been extended from December 31, 2025 to December 31, 2030, under the U.K. BMR, effective from January 1, 2024. It will ensure continued access to important third country benchmarks in the U.K., while also providing the government more time to consider reforms to the third country regime. This work will take place as part of HMT’s wider programmer of work to repeal and replace retained EU law in financial services, using powers under the Financial Services and Markets Act 2023.
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
Disclosure and reporting regulations includes but are not limited to mandatory Taskforce for Climate Related Financial Disclosure (“TCFD”) reporting, that applies to Nomura subsidiaries, such as under the Companies Act 2006 in the U.K., as updated in 2022, which applies to Nomura International plc.
Nomura will also across multiple entities be subject to the International Sustainability Standards Board’s (“ISSB”) Reporting Standards on Sustainability, which was finalized on June 26, 2023, and are effective from January 1, 2024, subject to the adoption of the standards by local jurisdictions. The ISSB rules will be implemented over time across jurisdictions that Nomura entities operate in.
Climate-related disclosures by Nomura at a Group level (Nomura Holdings, Inc. on a consolidated basis) is expected to be covered by the proposed U.S. SEC Rules to Enhance and Standardize Climate-Related Disclosures for Investors, once the effective date is agreed.
Labelling, disclosure and reporting regulations further include the EU Taxonomy Regulation, the EU Sustainable Finance Disclosure Regulation and the EU Corporate Sustainability Reporting Directive (“CSRD”). The latter was published in the EU Official Journal on December 16, 2022 and will require in-scope
companies to report on sustainability-related issues in line with the detailed set of disclosure standards developed by the European Financial Reporting Advisory Group (“EFRAG”). On December 12, 2023, the European Sustainability Reporting Standards (“ESRS”)—Commission Delegated Regulation (EU) 2023/2772 of July 31, 2023, was published in the Official Journal of the EU. These sector-agnostic reporting standards specify the sustainability information that companies will need to report on in accordance with the CSRD. The draft Delegated Act with the first set of ESRS under the CSRD stated that sector-specific standards would be adopted by June 2024. However, on January 24, 2024, the Legal Affairs Committee of the European Parliament approved the decision to delay the adoption of the sector-specific ESRS by two years to June 30, 2026.
On February 23, 2022, the EU Commission adopted a proposal for a Directive on corporate sustainability due diligence. The aim of this Directive is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules will ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe and create transition plans that comply with Paris Agreement. On April 24, 2024, the European Parliament formally adopted the Corporate Sustainability Due Diligence Directive (“CSDDD”). Transition periods will apply based on a staged approach, with actual entry into application of the CSDDD rules mid-2027
for the largest
in-scope
companies.

In the U.K., on November 28, 2023 the FCA published a Policy Statement on Sustainability Disclosure Requirements (SDR) and Investment labels as key part of delivering the U.K. government’s roadmap to sustainable investing. The measures are built on the ISSB Reporting Standards on Sustainability. Among other things, it introduces restrictions on how certain sustainability-related terms, such as ESG, green or sustainable, can be used in product names and marketing for products which do not qualify for the sustainable investment labels and introduces sustainable investment product labels with three categories underpinned by objective criteria. The measures are intended to help consumers navigate the market for sustainable investment products, by improving the trust and transparency of such products.
The SDR rules also include a general Anti-Greenwashing Rule to help ensure that sustainability-related claims made by all authorized firms about their products and services are fair, clear, and not misleading, and consistent with the sustainability profile of the product or service.
The Anti Greenwashing Rule comes into effect from May 31, 2024, and firms can use the investment labels from July 31, 2024. The naming and marketing rules for asset managers come into effect from December 2, 2024. The company is currently reviewing its relevant policies, procedures and client documentation.
In addition, the U.K. Transition Plan Taskforce (TPT) (launched by HM Treasury in April 2022 to develop the gold standard for private sector climate transition plans) has published its final Disclosure Framework. The TPT framework provides the companies subject to mandatory TCFD reporting with the toolkit to disclose their transition plans consistently, and in a way that makes it possible for investors and market participants to compare companies’ performance and progress towards net zero. This reflects the government’s pledge to make transition plan disclosures mandatory for U.K. companies.
On December 7, 2023, PRA, FCA and BoE issued a joint consultation paper on Critical Third Parties (CTP) to the U.K. financial sector which seeks to reflect minimum resilience standards for CTPs. The proposed oversight framework complements the Operational Resilience Policy, which was also jointly issued by the BoE, PRA and FCA in 2021 and went live in March 2022 requiring firms to continue to enhance the resilience of their Important Business Services (IBS), such that, by March 2025, they are able to deliver those IBSs within agreed Impact Tolerances in the event of a range of severe but plausible disruptions.
With the Regulation (EU) 2022/2554 of the European Parliament and of the Council of December 14, 2022 the Digital Operational Resilience Act (DORA) entered into force aiming to solve the problem that financial institutions managed the main categories of operational risk mainly with the allocation of capital, but they did not manage all components of operational resilience. After DORA, financial institutions must also follow rules for the protection, detection, containment, recovery and repair capabilities against Information and Communication Technology (ICT)-related incidents. DORA provides new regulations on ICT risk management, incident reporting, BCM and threat testing and third party risk management of ICT vendors. DORA affects all EU entities and must be implemented by January 17, 2025.
Regulatory Capital Rules
Japan
In March 2023, the FSA announced that it will delay the implementation date of the finalized Basel III standards for final designated parent companies for one additional year, to March 31, 2025. Also, in March 2022, the FSA announced the exclusion of deposits with the Bank of Japan from the total exposure used to calculate the leverage ratio until March 31, 2024. Further, in November 2022, the FSA announced that it will maintain the exclusion past March 31, 2024, and instead raised the required level of leverage ratio.
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
and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is registered with CFTC as a Swap Dealer on October 6, 2021 and registered with the Securities and Exchange Commission (“SEC”) as a Security Based Swap Dealer on November 1, 2021. NGFP calculates capital under SEC rule
18a-1
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
As of March 31, 2023 and 2024, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”) as a U.K. Parent Financial Holding Company. The regulatory consolidation is produced in accordance with the requirements established under the Financial Services and Markets Act 2000, U.K. Capital Requirements Regulations and the PRA Rulebook. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is also regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. NIP is also registered with the CFTC as a
non-U.S.
Swap Dealer (SD) and with the SEC as a conditionally registered Security-based Swap Dealer (SBSD). NIP is a member of National Futures Association (NFA). Both the SEC and CFTC have granted substituted compliance in some cases to recognize the comparability of U.K. regulations as being equivalent to satisfy the relevant requirements under the U.S. Dodd Frank regime. NIP has elected to rely on certain aspects of the substituted compliance regime in areas including ,but not limited to, capital and margin, reporting and record keeping. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. NEHS also has a number of European domiciled subsidiaries including Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany which is regulated by the German regulator (“BaFin”) and is subject to the EU Capital Requirements Regulation and local German regulations and Banque Nomura France (“BNF”), a Nomura subsidiary domiciled in France which is regulated by the French regulator (“ACPR”) and is also subject to the EU Capital Requirements Regulation and local French regulations. As of March 31, 2023 and 2024, NEHS, NIP, NBI, NFPE and BNF were in compliance with relevant regulatory capital related requirements.
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
(1)
Medium-to
Long-term Priority Issues
We are pursuing sustainable growth across the entire group and working on building a business portfolio that focuses on stable and diversified revenue and improving capital efficiency.
Our vision is to advance Nomura to the next stage. To realize this, we launched a strategy of expanding into private markets to complement our businesses in the public markets. Based on this strategy, we have been working on promoting our asset consulting business, strengthening the Investment Management Division, and fostering growth and stability in the wholesale business. Additionally, we have been exploring and enhancing new areas such as Digital Financial Services including the digital asset business and sustainability sector including sustainable finance. We have also begun to promote company-wide cost control through structural reforms. In addition, we are advancing the sophistication and efficiency of the corporate functions that form the basis of these businesses, strengthening the governance structure, improving operational efficiency using digital technologies, and promoting our own sustainability initiatives such as Diversity, Equity & Inclusion (DEI) and net zero greenhouse gas emissions. For more information on the strategies in each division, please refer to “(2) Issues in Each Division.”
We have established a business model that can consistently achieve an ROE of
8-10%
in the medium term through addressing medium- to long-term priority issues. As announced in May 2024, we have set a new management vision, “Reaching for Sustainable Growth”, as an indication of the direction of management toward fiscal 2030, and a management quantitative target of ROE of 8-10%+ and achieving profit before tax of over ¥500 billion. We will focus on the following areas to achieve these goals: (i) deepen global strategy leveraging Japan franchise, (ii) achieve sustainable growth of stable revenues, and (iii) further promote strategy to provide platforms. In addition, we break down the Price Book-value ratio (“PBR”) as shown in the figure below. Maximizing the absolute level of ROE is one of its key elements. Through addressing medium- to long-term priority issues, we aim to enhance our corporate value.

(2) Issues in Each Division
The challenges and strategies in each division are as follows:

•	Wealth Management Division
As a result of the continuous initiatives to overhaul our business model to further help clients manage their assets, the former Retail Division has seen significant changes in its revenue structure, leading to certain achievements in transitioning to the recurring revenue business. The Division has been renamed the “Wealth Management Division” to reflect this transformation of the business model, effective April 1, 2024.
To contribute to the improvement of the ratio of securities among Japanese households, our challenge is to respond to diversifying wealth management needs. By providing comprehensive wealth management services through our nationwide network of branches, as well as our digital services, we aim to assist our clients in achieving their goals. We will continue working on improving the skills of our partners (sales representatives), and enhance our wide range of products and services in order to advance the wealth management business.

•	Investment Management Division
Our Investment Management Division provides solutions that meet the diversifying investment needs of our broad clients through a wide range of assets classes and services spanning both traditional and alternative assets. We aim to realize a virtuous cycle of investment that leads to the resolution of social issues by providing high-quality investment products that meet the diverse investment needs of clients. We regard the following trends as growth opportunities: Japan’s abundant individual financial assets and the tailwind of the government’s plan for promoting Japan as a leading asset management center, the growth of investment in private assets, high levels of funding demand for and investor awareness of sustainability-related investments. Amid continued downward pressure on management fees, we are working to improve our investment capabilities, increase our assets under management and increase the value added by our products and services in our public markets businesses, expand our business platforms in alternative assets and other high-fee
growth areas, and realize greater efficiency and cost control.

•	Wholesale Division
Our Wholesale Division faces challenges presented by increasingly sophisticated client needs and technological advancement, coupled with uncertainty in the market and macroeconomic environment. To ensure continuity of service as well as adding value to clients, we will continue to enhance collaboration across business lines, regions and divisions while further diversifying our business portfolio to stabilize revenues. We will continue to deploy financial resources to selective and high growth opportunities and also focus on cost optimization.
Global Markets aims to provide uninterrupted liquidity to our clients while reinforcing risk control and governance. Additionally, we aim to further diversify our business portfolio, reinforce global connectivity and cross-sell across our global client franchise leveraging our solid business foundation in Japan and competitive global products to pursue growth opportunities such as Structured Financing and Solution business, International Wealth Management business as well as Global Equities, and continue to build on the strength of our Flow Macro businesses.
Investment Banking aims to provide seamless client experiences as we target to accelerate advisory services and financing to domestic as well as cross-border restructurings and industry-wide consolidations, as well as interest rate and foreign exchange solutions as volatile business environments impact our clients’ businesses. We will leverage our Japanese strengths and focus on expanding our global advisory business, while also maintaining focus on sustainability in light of its importance within the industry and to our clients. Additionally, we will accelerate group-wide collaborations as we develop tailored advice for the benefit our clients across a range of products and services.

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

In order to ensure not only compliance with laws and regulations, but also that all directors, officers and employees are able to act in accordance with social norms, we have established the “Nomura Group Code of Conduct” as guidelines for actions to be taken, and through associated trainings and other measures, we are working to promote appropriate actions (“Conduct”) based on the Code of Conduct. At the “Nomura Founding Principles and Corporate Ethics Day” held in every August, we reaffirm the lessons learned from past incidents and renew our determination to prevent similar incidents then to maintain and gain the trust society places in us; discussions are held regarding the proper way to conduct after looking back on past incidents, and a pledge is made to comply with the Code of Conduct. In order for us to be able to respond to the changing demands of society, the Code of Conduct is regularly reviewed to constantly examine ourselves and to ensure that our thinking aligns with society’s norms.
By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.
Views on Sustainability and efforts
(1) Nomura’s Basic Views on Sustainability
Since its founding, Nomura has been engaged in the creation of not only economic value but also social value by circulating risk money through the provision of a wide range of financial services, developing financial and capital markets, and providing optimal solutions to customers. Nomura sees sustainability from two perspectives: “Support the sustainability initiatives of customers and diverse stakeholders as a financial services group” and “Promotes activities such as reducing environmental impact, respecting human rights, and enhancing governance to ensure a sustainable existence for Nomura.”

•	Supporting the sustainability efforts of our clients and stakeholders through business activities as a leading financial institution
Our core role as a financial services group is to support customers through the flow of funds and capital. We believe it is important to strengthen our functions to promote the sustainable circulation of capital by underwriting green bonds and social bonds issued by companies and financial institutions, providing strategic advisory services such as M&A advisory, and by developing
ESG-related
funds as investments and providing them to individual investors in Japan, in order for Nomura to be selected as our customers’ partner. Nomura sees financing of sustainable causes as a business opportunity to expand the range of services and solutions. In particular, in order to strengthen and promote sustainable finance initiatives, we have set a target of engaging $125 billion in sustainable finance projects in Japan and overseas over the five fiscal years ending March 31, 2026.
In addition, we seek to take advantage of the Group’s comprehensive strengths in providing solutions to social issues by leveraging the functions we have cultivated over many years, including support for business succession, promoting innovation in the fields of regional revitalization, agriculture and medical care, and our expertise and knowledge in the field of research and analysis. Nomura has been a frontrunner in providing financial education programs for people of all ages, ranging from children to adults for more than 20 years, dating back to the 1990s. As the Japanese government aims to realize a virtuous cycle of growth and distribution, in which Japan’s household savings flow more into productive investment, and the benefits of increased corporate value are returned to households, leading to further private sector investment and consumption, under its “Policy Plan for Promoting Japan as a Leading Asset Management Center”, improving financial literacy in Japan is an extremely important issue. In addition to financial education centered on school education, we will also actively seek to support asset building through the workplace for working generations, contribute to the improvement of financial literacy throughout society, and work to develop financial and capital markets through sustainable financial circulation.

•	The Company’s efforts to continue being a sustainable corporate group
Nomura recognizes that addressing environmental issues and respecting human rights are essential elements in the realization of a sustainable society.
Nomura has announced its goal of achieving net zero greenhouse gas (“GHG”) emissions for its own operations by 2030, and to seek to achieve net zero GHG emissions attributable to its lending and investment portfolios by 2050 and are working on that goal. The Company will further promote its efforts to realize a sustainable society by participating in various initiatives, including the Net Zero Banking Alliance (“NZBA”), an international framework established by the United Nations Environment Programme Finance Initiative (“UNEP FI”).
In accordance with the Nomura Group Human Rights Policy, Nomura Group is actively working to improve and enhance its efforts to address human rights issues and promote respect for human rights through the development of various systems and the implementation of training programs. These efforts are regularly discussed by the Sustainability Committee, which is described below, and efforts are made to disclose appropriate information.
The evolution of human resource management strategies is essential to realize sustainable growth and corporate value improvement through solving social issues. For this reason, Nomura is working to differentiate the human resource management cycle of recruitment, talent development, performance appraisal, and mobility and advancement strategies, promote DEI, create an environment that enables diverse employee working styles, and enhance wellbeing and a sense of belonging. We are working to build a cycle in which people, who are the source of Nomura’s competitiveness, play an active role and provide high added value.
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
Exchange of opinions regarding sustainability also occur out meetings of our outside directors, which are held periodically in order for outside directors to discuss our business and our corporate governance. Such exchange also occurs at our Internal Controls Committee, which is consisted of multiple directors and executive officers, and at our Audit Committee. In the fiscal year ended March 31, 2024, we dealt with topics such as the establishment of human rights policies and the disclosure of sustainability-related information.
② Sustainability Committee
Nomura has established the Sustainability Committee chaired by the Group CEO and which also consists of other persons designated by the Group CEO including the members of the Executive Management Board to deliberate and make decisions on strategies to promote sustainability. The Chief Sustainability Officer leads discussions in the Sustainability Committee to consolidate the company’s sustainability knowledge and accelerate the formulation and promotion of strategies. In the fiscal year ended March 31, 2024, we covered topics such as the establishment of human rights policies, information disclosure related to sustainability, efforts to achieve net zero and participation in various initiatives.

③ Sustainability Forum
In order to ensure opportunities for more flexible and substantive discussions on sustainability, the Sustainability Forum, as a forum for discussion by executives from across departments and regions, has been established in the fiscal year ended March 31, 2024. This forum is an evolutionary reformation of the Sustainability Council, established in August 2021, and is divided into the Sustainability Business Forum, which deals with topics more closely related to business activities, and the Sustainability Corporate Forum, which deals with information disclosure and policy formulation. The forum has a flexible structure, such as changing the participant member depending on the topics covered. In the fiscal year ended March 31, 2024, we discussed the concept of reducing emissions in our investment and loan portfolio based on the NZBA framework and the content of our human rights policy.
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
① Recognition of the Risks Associated with Climate Change
Nomura recognizes risks arising from changes in the environment due to climate change and identifies the potential impact on our business. There are two types of risks associated with climate change: the risk of loss or damage due to extreme weather events such as large typhoons, droughts, and intense heat (physical risk), and the risks associated with decarbonization, such as the inability to respond to changes in government policies or rapid technological innovations (transition risk). Nomura recognizes the following physical and transition risks associated with climate change.

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
(4) Metrics and Targets
Nomura has announced its goal of achieving net zero GHG emissions for its own operations by 2030, to seek to achieve net zero GHG emissions attributable to its lending and investment portfolios by 2050 and to be involved in sustainable financings totaling $125 billion over the five fiscal years ending March 31, 2026(*).We post our progress towards each target on our company website (Our website and the information posted thereon do not constitute part of and are not incorporated by reference into this annual report on Form 20 F.).
*This target includes capital raised through Nomura’s debt and equity capital markets businesses, private placements of mezzanine debt and equity securities, and debt financing through its Infrastructure and Power Financing Group
(5) Human Capital Initiatives
① Embedding Purpose and Maximize Our Corporate Value through the Evolution of Human Resources Management Strategy
We have declared our Group Purpose as “we aspire to create a better world by harnessing the power of financial markets”. In order to further embed our Group Purpose and to maximize our corporate value, we seek to improve our return on equity (ROE) through investing strategically for growth. We believe it is essential to enhance the competitive strength of our employees (human capital) in order to enhance productivity, build value for our clients and shareholders, and enrich our risk management culture by realizing the potential of our dedicated and professional workforce.
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
② Nomura Group’s Human Resources Management Strategy
Our human resources management strategy is based on the values of “Entrepreneurial Leadership”, “Teamwork”, and “Integrity” as defined in our corporate philosophy, and these core values set us apart from our competitors in our recruitment, talent development, performance appraisal, and mobility and advancement strategies, as well as our dedication to promoting “Diversity, Equity & Inclusion” (DEI), “Employees’ Ways of Working”, and “Wellbeing”. This strategy forms the core of our recruitment, talent development and retention initiatives.
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
hiring.
We focus our career recruitment on hiring professional talent with advanced knowledge and experience in their specialized fields. In recent years, more than half of Nomura Group’s hires have been mid-career hires.
From January 2023, we have established alumni networks and recruitment strategies in order to stay connected and regularly re-engage
with our pool of alumni who remain active in the industry and communities. As of March 31, 2024, the number of registrants on the network site has reached approximately 250, showing an increase of approximately 90 compared to the previous year, solidifying the foundation of the network steadily.

ii Talent Development
Under the Basic Policy of Talent Development listed below, we are committed to developing our talent.
<Basic Policy of Talent Development>
In order to further embed our Group Purpose, “we aspire to create a better world by harnessing the power of financial markets”, we aim for Nomura Group people to differentiate themselves by being a professional group that continually takes on challenges to create new added value.
When it comes to development of professional talent and leadership talent, we will allocate resources to the following three areas. (i) Hierarchical training for new employees and managerial staff, (ii) self-improvement programs to encourage autonomous learning among employees, and (iii) department-specific training that allows for intensive learning of specialized knowledge and skills. As an example of (ii) the self-improvement program, we launched our Digital IQ University program. This program enables employees, regardless of whether they are involved in IT operations, to systematically acquire a wide range of knowledge and skills related to digitalization. Additionally, in (iii) department-specific training, for example, in our Wholesale Division, we provide a knowledge management platform called “M&A University”. By utilizing this platform, employees can learn specialized knowledge in M&A advisory services and apply it in practical work.
Additionally, we are implementing various selective training programs. Specifically, the following programs are available:
Study Abroad Program - For more than 60 years, we have offered tuition assistance programs to employees in Japan in order to support their self-improvement goals through study abroad programs.
Venture company training program - We launched our venture company training program in order to provide our employees with work experience at venture companies in Japan. Through this program, we encourage employees to gain experience outside of the Nomura Group and promote a culture of accepting diverse values when they return to the Nomura Group.
Nomura Keiei - juku - We have offered our
in-house
senior management development program in Japan. The participants, who are selected from the entire Nomura Group, have opportunities to have discussions with senior executives to gain exposure to their perspectives and to deepen their own vision, self-awareness, and determination as candidates of future management.
Nomura Management School - We send senior executives to executive programs operated by external educational institutions. By providing participants with the opportunity to enroll in high-quality executive education programs led by world-class instructors who are experts in various fields, including top-tier
instructors from overseas universities, we are focusing on successor development.
iii Performance Appraisal
In all regions including Japan, and across all departments and roles, we are making further efforts to enhance our performance-based compensation system, through ensuring the fairness of performance appraisal and benchmarking employee productivity against external market data. All managers in Japan paid by job type.
We have also introduced
360-degree
feedback globally, and by engaging in dialogue between the target and the evaluators regarding the results, we are supporting the growth and leadership development of the target. Additionally, we have implemented the ERCC (Ethics, Risk Management, Compliance and Conduct) rating, which is a compliance conduct evaluation.

iv Mobility and Advancement
We respect employees’ entrepreneurial mindsets and encourage autonomous career development. While we had a global internal job posting system in place before, we significantly expanded the scope of this system in Japan starting from the fiscal year ended March 31, 2021. Regardless of corporate title, many employees have actively applied to this system across departmental boundaries, enabling them to pursue new career opportunities through job rotations.
Additionally, from the perspective of appointing talent to key positions within the group and developing successors for such positions, we globally manage a talent pool of individuals with the potential to assume critical roles. Assessments are conducted for these talent pools, and various leadership development programs are provided to the respective employees based on their leadership potential.
v DEI (Diversity, Equity & Inclusion)
We believe that diversity helps improve our competitiveness, innovation, and advanced risk management. In July 2016, we adopted our “Declaration on Diversity and Inclusion” initiative, in which we committed to create a work environment where all employees can demonstrate their capabilities and realize their full potential. In October 2022, we further updated this initiative with the addition of the concept of equity to become our “Group Diversity, Equity and Inclusion Statement”. Equity from our perspective differs from equality, in that it is less about allocating the exact same resources and opportunities to everyone (equality), but more about providing the best resources and opportunities to each of our employees according to their different circumstances and needs, and therefore creating an equitable space where everyone can meet their objectives. We aim to create a workplace that provides fair and equitable opportunities for our diverse employees and which instills a strong sense of belonging.
Our DEI Working Group, which consists of Executive Officers, Senior Managing Directors, heads of group companies and global regions, aims to create such a work environment across the group using a top-down
approach. Additionally, our DEI Employee Network, which consists of voluntary employee networks, engages in diversity awareness-raising activities at Nomura offices worldwide through a bottom-up
approach.
In order to further accelerate DEI promotion efforts, NSC made efforts to deepen understanding of and promote DEI as a new evaluation item. In particular, the following were designated as essential issues for managers: creation of a work environment where diversity is accepted, encouragement of male employees to take childcare leave and creation of an environment for doing so, and efforts to increase the abilities of female employees to promote the advancement of women. In addition, each domestic subsidiary (excluding some joint ventures, etc.) have introduced an incentive program to encourage male employees to take childcare leave. The program provides incentives to employees who take childcare leave for one month or longer regardless of gender.
vi Employees’ Ways of Working
We launched our global “Nomura Ways of Working” project, which aims to create a positive working environment where our employees can maximize their performance without time or location constraints. We are promoting this project globally across regions based on four key pillars; culture, people, workplace and technology.
Also, we launched a program called COMPASS to support both new and incoming Nomura Group. We provide useful tools and support to help employees smoothly integrate into us and fully demonstrate their abilities from the first day of joining to the 100th day.
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

(1)
Absenteeism: The impact of absenteeism is measured by financial losses due to absence from work coursed by injury or illness, calculated by multiplying the average compensation of employees for such financial year by the number of employees and the utilization rate of sick leave.

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

For Absenteeism, we have not set a specific target because it is important to create an environment where our employees can be absent from work when they feel unwell. We will continuously evaluate and introduce new wellbeing initiatives to improve this metrics. We set our targets for Presenteeism and Work Engagement, 10 (i.e., no more than a 10% productivity loss rate) and 60 (with the national average being 50), respectively by the fiscal year ending March 31, 2026. At the moment these measurements are only applicable to employees of NSC but we will continue to evaluate our implementation plan and extend the initiatives to other subsidiaries, ultimately expanding the coverage to the Nomura Group as a whole.
We also support the financial wellbeing of our global employees globally by offering various programs and advices including the granting of compensation awards through employee share ownership plans, defined contribution pension plan and posting financial wellbeing information on our intranet to encourage employees to improve their knowledge. Since the fiscal year ended March 31, 2024, at NSC, we are providing video content (Nomura Financial Wellness Program) that allows for a quick understanding of retirement benefits and pension systems, as well as holding workshops on defined contribution pensions.
viii Engagement Survey
As part of our ongoing efforts to evaluate and improve our various human resource strategies, we have conducted our Nomura Group Employee Survey annually since the fiscal year ended March 31, 2014. We believe that the survey provides valuable insights regarding employee engagement and perceptions about

Nomura. The results are reviewed by our senior management and used for refinement or planning of our human resource strategies, programs and practices. In the fiscal year ended March 31, 2024, over 80% of our employees who participated in the Survey gave a positive response to the question “I am proud to work for the firm”.
In addition, starting from the fiscal year ended March 31, 2024, we have begun conducting a “Pulse Check Survey” every quarter with randomly selected employees, aiming to hear employees’ voices regularly and increase the frequency to improve working conditions and satisfaction.
ix Retention
In recent years, the mobility of human resources increased globally in many industries, including in financial services, and our global employee turnover rate also increased. To enhance engagement, we have established a system to discuss and implement solutions for the issues identified in the results of the surveys mentioned above.
C. Organizational Structure.
The following table lists the Company and its significant subsidiaries and their respective countries of incorporation as of March 31, 2024. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country/Region	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd. (1)	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Fiduciary Research & Consulting Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Properties, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Healthcare Co., Ltd. (1)	Japan	100
Nomura Agri Planning & Advisory Co., Ltd. (1)	Japan	100
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Institute of Estate Planning	Japan	100
Nomura Capital Partners Co., Ltd.	Japan	100
Nomura Mezzanine Partners Co., Ltd.	Japan	100
Corporate Design Partners Co., Ltd.	Japan	100
Nomura Kagayaki Co., Ltd.	Japan	100
Nomura IM Investment LLC	Japan	100
Nomura Asia Pacific Holdings Co., Ltd.	Japan	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Securities Singapore Pte. Ltd.	Singapore	100
Nomura Australia Limited	Australia	100
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100

Name	Country/Region	Ownership Interest
		(%)
Nomura Asia Investment (Singapore) Pte. Ltd.	Singapore	100
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Nomura Financial Products Europe GmbH	Germany	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura European Investment Limited	U.K.	100
Laser Digital Group Holdings AG	Switzerland	100
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura International Funding Pte. Ltd.	Singapore	100
Nomura Orient International Securities Co., Ltd.	China	51

(1)
Nomura Securities Co., Ltd. (“NSC”), Nomura Healthcare Co., Ltd. (“NHSA”) and Nomura Agri Planning & Advisory Co., Ltd. (“NAPA”), merged effective on May 1, 2024. NSC is a surviving entity and NHSA and NAPA are absorbed entities.

D. Property, Plants and Equipment.
Our Properties
As of March 31, 2024, our principal head office is located in Tokyo, Japan and occupies 819,707 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 130,060 square feet, our Nagoya branch office, which occupies 89,567 square feet, and the head office of NAM in Tokyo, which occupies 128,715 square feet.
As of March 31, 2024, our major offices outside Japan are the head offices of NIP located in London, which occupies 291,168 square feet, the New York head office of Nomura Securities International, Inc., which occupies 210,329 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 83,506 square feet. We lease most of our overseas office space.
As of March 31, 2024, the major office of Nomura Services India Private Limited, our specialized service company in Mumbai, India, occupies 217,668 square feet.
As of March 31, 2024, the aggregate book value of the land and buildings we owned was ¥98 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥38 billion.

As of March 31, 2024, we plan to construct a new facility as follows:

Name	Location	Segment	Nature of the plan	Estimate of the amount of expenditures (Millions of yen)	Amount of expenditures already paid (Millions of yen)	Method of financing	Date of start of the activity	Estimated date of completion of the activity
NHI	Tokyo	Other	Nihonbashi 1-Chome Naka Area Type 1 Urban Area Redevelopment Project	149,200	17,233	Own funds	December 2021	March 2026
Item 4A. Unresolved Staff Comments
We are a large accelerated filer as defined in Rule
12b-2
under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2024 and which remain unresolved as of the date of the filing of this annual report with the Commission.
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
Business Environment
During the fiscal year ended March 31, 2024, the global inflation caused by the resumption of economic activities following the
COVID-19
pandemic had been somewhat stabilized. Accordingly, some market participants anticipated that the monetary tightening led by the U.S. Federal Reserve (“Federal Reserve”) and other major central banks would come to an end. Toward the end of December 2023, as markets priced in expectations of an early rate cut by the Federal Reserve, and U.S. interest rates declined while U.S. stock prices rose. However, toward the end of the fiscal year ended March 31, 2024, these expectations were somewhat dampened by the strength of the U.S. economy and the persistence of inflationary pressures.
Global economic fundamentals showed resilience, with the U.S. economy growing at an average annual rate of about 4% in the second half of 2023, while stagnation persisted in the Eurozone and China.
In Japan, Kazuo Ueda assumed the post of Governor of the Bank of Japan in April 2023, and expectations for a revision of the large-scale monetary easing policy were further strengthened in May 2023, when the classification of
COVID-19
under the Prevention of Infectious Diseases Act was downgraded and economic activity was expected to resume in earnest. On two occasions, in July and October 2023, the Bank of Japan made a decision to more flexibly manage the yield of 10yr JGBs under the policy of controlling long and short term interest rates. Expectations for the realization of a virtuous cycle of wages and prices, which is a condition for the Bank of Japan to lift the monetary easing, and expectations that it may also structurally fortify the earning power of Japanese companies, are gradually growing. Under these circumstances, the Nikkei 225 Stock Average reached the 40,000 yen level for the first time on March 4, 2024, mainly supported by overseas investors buying Japanese stocks.

Executive Summary
(1) Overall results of business
We recognized net revenue of ¥1,562.0 billion during the fiscal year ended March 31, 2024, an increase of 17.0% from the previous fiscal year.
Non-interest
expenses increased by 8.6% to ¥1,288.2 billion, income before income taxes was ¥273.9 billion, and net income attributable to the shareholders of NHI was ¥165.9 billion. Return on equity was 5.1%. Earnings per Share
(1)
for the fiscal year ended March 31, 2024 was ¥52.69, an increase from ¥29.74 for the fiscal year ended March 31, 2023. We have decided to pay a dividend of ¥15 per share to shareholders of record as of March 31, 2024. As a result, the total annual dividend will be ¥23 per share for the fiscal year ended March 31, 2024.
(2) Management’s assessment of key initiatives and achievements during the fiscal year
During the fiscal year ended March 31, 2024, our management strategy of “expanding the scope of our business from public into private markets” progressed steadily, and cooperation across divisions, regions, and entities advanced. Through structural reforms, we have successfully established a robust organizational foundation to promote efficient business operations and drive future growth.
In the Retail Division*, there has been a shift toward recurring business (wealth management) through asset management business. As recurring revenues build up and cost levels are lowered, the profit structure has been stabilized. As a result, income before income taxes increased 3.7 times year-on-year
to ¥122.7 billion, the highest level in eight years since the fiscal year ended March 31, 2016.
* The Retail Division has been renamed the “Wealth Management Division”, effective April 1, 2024.
In the Investment Management Division, both net inflows and assets under management exceeded the KPI targets for the fiscal year ending March 31, 2025, and business revenue, which is stable business revenue, steadily increased by 14%
year-on-year.
In the Global Markets of the Wholesale Division, there was an 8% increase in revenue from the previous fiscal year due to a recovery in performance momentum for spread and equity products. In Investment Banking, revenues grew across major businesses, particularly in Equity Capital Market deals related to Japan while global Advisory revenues grew in a declining market.
(3) Capital policy and shareholder returns
We plan to maintain appropriate capital ratios and aim for sustainable growth through optimal capital allocation. As preparatory steps to achieve our management vision, while controlling cost levels, we are investing for growth to realize our management strategy of expanding the scope of our business from public into private markets, in order to balance investment and shareholder returns, and maximize shareholder value by improving productivity and expanding revenue sources.
We strive to pay dividends using a consolidated payout ratio of 40% of each semi-annual consolidated earnings as a key indicator. Additionally, we aim for a total payout ratio, which includes dividends and share buybacks, of at least 50%. The total amount of shareholder returns for each fiscal year is determined by comprehensively taking into account trends in the regulatory environment in Japan and overseas, including the strengthening of Basel regulations, as well as the consolidated results of our business divisions.

(Note):
1.	Diluted net income attributable to NHI shareholders per share.

For further details of our dividend policy, refer to Item 5.B. “
Liquidity and Capital Resources
—
Capital Management
—
Dividends
”.
(4) Summary by Segment
In our Retail Division*, net revenue for the fiscal year ended March 31, 2024 increased by 34.0% from the previous fiscal year to ¥402.4 billion.
Non-interest
expenses increased by 4.9% to ¥279.7 billion. As a result, income before income taxes increased by 266.2% to ¥122.7 billion. In the Retail Division, we have worked to strengthen our wealth management services by enhancing comprehensive wealth management services in line with client needs to help our clients achieve the future they envision. In a historically active market environment, there was a significant increase in flow revenue, mainly due to an increase in the sales of stocks and investment trusts. At the same time, there was also a significant increase in recurring revenue due to the expansion of retail client assets through our consulting services on the entire asset bases of our clients, which we have been working on continuously.
In addition, we are aiming to build a sustainable client base and expand our business over the medium to long term by achieving contact points through workplace financial services, and we have been able to successfully increase the number of clients we provide services to, including the working generation. Going forward, we will provide a wide range of wealth management services, including face-to-face
consulting,
non-face-to-face
services using digital tools, and workplace services that address asset building needs.
* The Retail Division has been renamed the “Wealth Management Division”, effective April 1, 2024.
In our Investment Management Division, net revenue for the fiscal year ended March 31, 2024 increased by 19.9% from the previous fiscal year to ¥154.1 billion.
Non-interest
expenses increased by 10.4% to ¥93.9 billion. As a result, income before income taxes increased by 38.4% to ¥60.2 billion. The Investment Management Division recorded the highest level of business revenue, which is a stable source of revenue, since the division was established in April 2021. The asset management business had a strong year, and higher sales of aircraft leases contributed to revenue growth. Due to market factors and net inflows into a wide range of products, assets under management as of March 31, 2024 reached a new high of ¥89.0 trillion at the end of the fiscal year. Alternative assets under management increased by 47% to ¥1,860.6 billion from March 31, 2023. Investment gains/losses increased driven by significant improvement in American Century Investments related valuation gains/losses.
As part of our activities involving the new NISA system, which began in January 2024, we have established the “First NISA” series of low-cost
index funds to encourage a wide range of age groups, including those with no investment experience, to start using the NISA system. In addition, 182 funds such as the “Nomu Wrap Fund”, which are subject to the Growth Investment Framework, part of the new NISA system, were submitted for registration as of the end of March 31, 2024. In addition, based on our strategy to provide clients with a wide range of opportunities to invest in private assets, we launched “Nomura Fund Select – Blackstone Private Equity Strategies Fund”, Japan’s first publicly offered open investment trust focusing mainly on private equity around the world. In the Americas, we realigned our business and launched “Nomura Capital Management LLC” as a new brand with credit investment capabilities integrating both public and private asset management businesses.
In our Wholesale Division, net revenue for the fiscal year ended March 31, 2024 increased by 12.1% from the previous fiscal year to ¥866.1 billion.
Non-interest
expenses increased by 9.3% to ¥812.2 billion. As a result, income before income taxes increased by 83.6% to ¥53.9 billion. In Global Markets, we continued to focus on providing uninterrupted service and liquidity to our clients under tight risk control, as they rebalanced and hedged their portfolio in the highly volatile and uncertain markets driven by uncertain macro-economic environment and central banks’ policy actions. We delivered steady performance monetizing increased client flows and market opportunities including strong Japan equities, deepened engagement with clients across flow as well as structured financing and solutions businesses. In Investment Banking, increase in client activity could be seen due to an increase in clarity regarding market environment in relation to monetary policies. As a result, earnings increased for the full year due to an increase especially in Equity Capital Market deals related to Japan while global Advisory revenues grew in a declining market.
Progress on Key Performance Indicators (KPIs)
«Management Indicators»
Return on Equity
We have set Return on Equity (ROE) as one of our most important indicators. After the introduction of the Corporate Governance Code in Japan, the importance of awareness of capital costs has increased among management of Japanese companies. In addition, under the framework of global financial regulations, more effective use of capital is required. As a result, we believe that the optimal allocation of financial resources will become even more important for our Company in the future. Accordingly, beginning in the fiscal year ended March 31, 2021, we adopted ROE as a key management indicator, which management uses to track the progress of our sustainable business transformation, along with the revision of “Fundamental Management Policy” based on the approval at the Board of Directors meeting held in May 2020.
ROE is defined and calculated as net income attributable to NHI shareholders divided by average of the total shareholders’ equity at the beginning and end of the period. We believe that disclosure of ROE is useful to investors in that it helps them to assess business conditions and our effective use of capital to enhance corporate value.
We have set ROE target of
8-10%
for the fiscal year ending March 31, 2025, reflecting the cost of capital for our Company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE. ROE for the fiscal year ended March 31, 2024 increased to 5.1% from 3.1% for the prior fiscal year.
Furthermore, in May 2024, we announced a new quantitative management target for the fiscal year 2030 of achieving an ROE of
8-10%+
and an income before income taxes target of over ¥500 billion.
Common equity Tier1 capital ratio
There are multiple global financial regulations that we must comply with, including capital regulations established by Basel Committee on Banking Supervision as interpreted and implemented by the FSA which have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 capital ratio of at least 11%, so that we will take into consideration the financial soundness including certain buffer against severe market stress. Our common equity Tier 1 capital ratio slightly decreased to 16.29% as of March 31, 2024 from 16.32% as of March 31, 2023. For further details, on the key capital requirements we must follow, see Item 5.B. “
Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements
”.
«Indicators by Business Segment»
In addition to the Group KPIs, our management also uses certain divisional specific KPIs to monitor and assess performance of the divisions.
Retail
We have adopted the following key indicators in the Retail Division* to quantify the outcomes of our efforts and monitor our business: Recurring revenue assets; Net inflows of recurring revenue assets; Flow business clients; and Services for salaried employees; so that our management will be able to monitor the progress of our businesses and target sustainable and further business growth. We believe that disclosure of those indicators is useful to investors in that it helps them to assess the progress of the division’s client-facing activities as well as digest and understand our growth potential.
* The Retail Division has been renamed the “Wealth Management Division”, effective April 1, 2024.

	Year ended March 31 (Trillions of yen)
	2022	2023	% Change from previous year	2024	% Change from previous year
Recurring revenue assets	¥19.6	¥18.7	(4.6)%	¥23.0	23.0%

	Year ended March 31 (Billions of yen)
	2022	2023	% Change from previous year	2024	% Change from previous year
Net inflows of recurring revenue assets	¥555.5	¥333.7	(39.9)%	¥317.4	(4.9)%

*Revised figures retroactively prior to the fiscal year ended March 31, 2023 due to a change in definition as mentioned below.

	Year ended March 31 (Thousands)
	2022	2023	% Change from previous year	2024	% Change from previous year
Flow business clients	1,505	1,446	(3.9)%	1,692	17.0%
Services for salaried employees	3,357	3,489	3.9%	3,627	4.0%

Recurring Revenue Assets
Recurring revenue assets are defined by adding related loans to the total amount of assets, such as investment trusts, discretionary investments, insurance, and level fee assets, for which management fees and other recurring fees are charged. The amount of related loans totaled approximately ¥858.4 billion as reported within Loans receivable in the consolidated balance sheets as of March 31, 2024. Total recurring revenue assets as of March 31, 2024 were ¥23.0 trillion, an increase of ¥4.3 trillion, or 23.0%, from ¥18.7 trillion as of March 31, 2023 due to initiatives to increase recurring revenue assets and market factors.
Net Inflows of Recurring Revenue Assets
Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. The definition has been revised retroactively to include recurring revenue asset balances transferred from partners through comprehensive business alliances with regional financial institutions as net inflows of recurring revenue assets for each fiscal year. As a result, the net inflows of recurring revenue assets of the fiscal year ended March 31, 2022 has increased from ¥477.2 billion to ¥555.5 billion. The total net inflows of recurring revenue assets during the fiscal year ended March 31, 2024 was ¥317.4 billion, slower than that of the fiscal year ended March 31, 2023 which was ¥333.7 billion due to the increase of sell-offs by clients in the rising market, but we have achieved a net increase in recurring revenue assets, mainly in services such as insurance and investment trusts.
Flow Business Clients
The number of flow business clients is defined as the total number of clients to whom we provide flow business, businesses that generate flow revenues, within the fiscal year and is a measure of the growth in the client base that is critical to realizing the growth in flow revenue, etc. The number of flow business clients as of March 31, 2024 was approximately 1,692 thousand, which is 17.0% higher than that of March 31, 2023, which was 1,446 thousand. We achieved the increase by reallocation of our people to provide services to inactive clients, in addition to the improvement of the market sentiment.
Services for Salaried Employees
Services for salaried employees are defined as the sum of the number of workplace financial services provided, such as the number of members of employee stock ownership plans, accounts derived from the employee stock ownership (excluding current members) and corporate defined contribution (DC) pension plan subscribers, and is an index used to measure the expansion of the client base through workplace financial businesses. As of March 31, 2024, the number of workplace services provided stood at 3,627 thousand. We achieved an expansion of 139 thousand, 4.0% increase from that of March 31, 2023, which was 3,489 thousand, mainly in terms of the increase in members of employee stock ownership plans, and have expanded our client base which will lead to sustainable growth.
Investment Management
We have set the balance of assets under management and net inflows as key performance indicators for the Investment Management Division. The businesses in the Investment Management Division generally earn management or similar fees based on the amount of assets under management, meaning that revenue trends for these businesses tend to follow trends in the amount of assets under management, and our management considers this metric to be effective in monitoring the progress of these businesses. We also believe that it is an important indicator of how well investment products are received by investors. We believe that net inflows are an effective metric to monitor the progress of the division’s asset management businesses, excluding market factors from fluctuations in the balance of assets under management. It is an important indicator for ascertaining the effectiveness of the division’s measures to expand assets under management and thereby achieve its profit expansion target.

	(Trillions of yen)
	March 31, 2022	March 31, 2023	% Change from previous year	March 31, 2024	% Change from previous year
The balance of assets under management	¥67.9	¥67.3	(0.9)%	¥89.0	32.2%

	Year ended March 31 (Billions of yen)
	2022	2023	% Change from previous year	2024	% Change from previous year
Net inflow	¥2,066	¥(760)	—%	¥3,760	— %

The balance of assets under management
The balance of assets under management includes the net balance (after deducting duplications) of assets under management (gross) of Nomura Asset Management Co., Ltd., Nomura Corporate Research and Asset Management Inc. and Wealth Square., Ltd., as well as third-party investments in assets managed by asset managers under the Investment Management Division. During the fiscal year ended March 31, 2024, due to market factors and net inflows into a wide range of products, assets under management reached a new high of ¥89.0 trillion as of March 31, 2024.
Net inflow
Net inflows are calculated by subtracting cash outflows from cash inflows. For these purposes, cash outflows do not include outflows from distributions. During the fiscal year ended March 31, 2024, in the investment trust business, there were inflows into a wide range of products such as Japanese bond and stock

ETFs, MRFs and other money market funds, Japanese equity funds, Indian equity funds, global equity funds and balanced funds. In the investment advisory and international businesses, there were inflows into Japanese bonds from domestic institutional investors and into high-yield bonds and Indian stocks from overseas investors.
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

	Year ended March 31
	2022	2023	% Change from previous year	2024	% Change from previous year
Cost-to-income ratio	89%	96%	7%	94%	(2)%
Revenue/modified RWA	7.0%	6.5%	(0.5)%	6.8%	0.3%

Cost-to-income
ratio
The
cost-to-income
ratio for the Wholesale Division is calculated by dividing
non-interest
expenses for the division for a given reporting period by net revenue generated by the division for the same period, calculated consistently, in each case, with our segment presentation for the division. It is monitored at a divisional level to track operating margins for the business. The ratio improved during the fiscal year ended March 31, 2024 compared to the previous fiscal year as Wholesale revenues rose faster than overall costs. The revenue increase was driven by growth in Investment Banking across major businesses, as well as improved performance in Global Markets particularly in Spread Products and Equity Products. Cost growth was mainly due to higher variable costs in line with performance and higher fixed costs due to inflation. The ratio increased during the fiscal year ended March 31, 2023 compared to the previous fiscal year as Wholesale costs rose faster than overall revenues. Cost growth was underpinned by yen depreciation and inflation while the revenue increase was driven by strength in Fixed Income and absence of losses related to the U.S. Prime Brokerage Event in Equities. This revenue increase was partially offset by a decline in Investment Banking revenue in line with overall market slowdown.
Revenue to modified Risk Weighted Asset (RWA) ratio
The revenue to modified RWA ratio for the Wholesale division is calculated by dividing net revenue generated by our Wholesale Division for a given reporting period (in the case of net revenue for the Wholesale Division for periods shorter than a full fiscal year, on an annualized basis) by the average balance of modified RWA used by the Wholesale Division for the same period. The revenue to modified RWA ratio is monitored to track our revenue earning capacity against risk resources deployed. Modified RWA is the total of (i) average daily risk-weighted assets as calculated and presented under Basel regulations as interpreted and implemented by the FSA and (ii) an adjustment equal to the regulatory adjustment to risk-based capital calculated and presented under Basel regulations as interpreted and implemented by the FSA divided by our internal minimum capital ratio target of 12.5% (daily average for the accounting period), which we use to estimate the amount of deductions to RWA generated by the division. The revenue to modified RWA as we calculate and present it may differ from similarly titled measures presented by our competitors due to the approach and methodologies used for calculation. Our credit risk-weighted assets and operational risk equivalent assets are calculated by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk. The conversion of Wholesale RWA to modified RWA is based on adjustments reflecting our internal minimum capital ratio target. Moreover, the usefulness of this ratio may be limited in that the adjustment applied to RWA, which is intended to capture the appropriate amount of RWA to attribute to our businesses (as opposed to RWA as calculated for regulatory capital purposes), is an estimate incorporating our internal risk tolerance; however, this adjustment may not appropriately reflect the actual regulatory capital impact of the charged assets that are used by our business. Revenue to modified RWA increased for the fiscal year ended March 31, 2024 compared to the previous fiscal year, with the increase in Wholesale revenue more than offsetting the impact of increase in RWA. The revenue increased mainly from Global Markets due to improved performance in spread products and equity products and in Investment Banking across major businesses. Revenue to modified RWA decreased for the fiscal year ended March 31, 2023 compared to the previous fiscal year, with increase in RWA mainly from yen depreciation more than offsetting the impact of increase in overall revenues.
Results of Operations
Overview
The following table provides selected consolidated statements of income information for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen, except percentages
	Year ended March 31
	2022	2023	% Change from previous year	2024	% Change from previous year
Non-interest revenues:
Commissions	¥332,344	¥279,857	(15.8)%	¥364,095	30.1%
Fees from investment banking	149,603	113,208	(24.3)	173,265	53.1
Asset management and portfolio service fees	269,985	271,684	0.6	310,154	14.2
Net gain on trading	368,799	563,269	52.7	491,611	(12.7)
Gain on private equity and debt investments	30,768	14,504	(52.9)	11,877	(18.1)
Gain (loss) on investments in equity securities	5,446	(1,426)	—	9,612	—
Other	152,832	130,940	(14.3)	175,824	34.3

Total Non-interest revenues	1,309,777	1,372,036	4.8	1,536,438	12.0
Net interest revenue	54,113	(36,459)	—	25,562	—

Net revenue	1,363,890	1,335,577	(2.1)	1,562,000	17.0
Non-interest expenses	1,137,267	1,186,103	4.3	1,288,150	8.6

Income before income taxes	226,623	149,474	(34.0)	273,850	83.2
Income tax expense	80,090	57,798	(27.8)	96,630	67.2

Net income	¥146,533	¥91,676	(37.4)%	¥177,220	93.3%
Less: Net income (loss) attributable to noncontrolling interests	3,537	(1,110)	—	11,357	—

Net income attributable to NHI shareholders	¥142,996	¥92,786	(35.1)%	¥165,863	78.8%

Return on equity	5.1%	3.1%		5.1%
Net revenue
increased from the year ended March 31, 2023 to the year ended March 31, 2024. This increase was primarily driven by
Commissions
from our Retail Division. The increase in
Commissions
was primarily due to an increase in commissions received from brokerage for equity and equity-related products and distribution of investment trusts.
Fees from investment banking
increased during the year ended March 31, 2024 primarily due to an increase in revenue from underwriting and sales commission.
Asset management and portfolio service fees
increased as asset under management increased during the year ended March 31, 2024.
Net gain on trading

decreased during the year ended March 31, 2024, primarily due to recovery of losses related to the U.S. Prime Brokerage Event disappeared.
Net gain on trading
also included total losses of ¥13.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spread.
Gain (loss) on investments in equity securities
increased during the year ended March 31, 2024, primarily due to a result of market appreciation of the underlying investment during the year ended March 31, 2024.
Gain (loss) on investments in equity securities
includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.
Other
increased during the year ended March 31, 2024, primarily due to foreign exchange gains.
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
Net interest revenue
is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view
Net interest revenue
and
Non-interest
revenues
in aggregate. For the year ended March 31, 2024, interest revenue, including a dividend from our investment in American Century Investments increased by 135%, and interest expense increased by 126% from the year ended March 31, 2023. As a result,
Net
interest revenue
for the year ended March 31, 2024 increased from the year ended March 31, 2023. For the year ended March 31, 2023, interest revenue, including a dividend from our investment in American Century Investments increased by 292%, and interest expense increased by 400% from the year ended March 31, 2022. As a result,
Net interest revenue
for the year ended March 31, 2023 decreased from the year ended March 31, 2022.
Non-interest
expenses
for the year ended March 31, 2024 increased from the year ended March 31, 2023, primarily due to increase in
Compensation and benefits
.
Non-interest
expenses
for the year ended March 31, 2023 increased from the year ended March 31, 2022, primarily due to increase in
Compensation and benefits
even though the credit losses related to the U.S. Prime Brokerage Event disappeared compared to previous fiscal year.
We are subject to various taxes in Japan and with effect from April 1, 2022 we have applied the Group Tax Sharing system. The Group Tax Sharing system is only available for a national tax. Our domestic effective statutory tax rate was approximately 31% for the fiscal year ended March 31, 2022, 2023 and 2024, respectively. Our foreign subsidiaries are subject to the income taxes of the jurisdictions in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each jurisdiction.

Income tax expense
for the year ended March 31, 2024, represented an effective tax rate of 35.3%. The significant factors causing the difference between the effective tax rate of 35.3% and the effective statutory tax rate of 31% was the increment of non deductible expenses which increased the effective tax rate by 6.0%, partially offset by the non-taxable
income which decreased the effective tax rate by 2.5%.
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
Results by Business Segment
We renamed the Retail Division as the “Wealth Management Division”, effective April 1, 2024 to reflect the transformation of business model.
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
Operating Results of Retail

	Millions of yen
	Year ended March 31
	2022	2023	% Change from previous year	2024	% Change from previous year
Non-interest revenue	¥324,642	¥297,496	(8.4)%	¥395,900	33.1%
Net interest revenue	3,343	2,695	(19.4)	6,461	139.7

Net revenue	327,985	300,191	(8.5)	402,361	34.0
Non-interest expenses	268,745	266,695	(0.8)	279,682	4.9

Income before income taxes	¥59,240	¥33,496	(43.5)%	¥122,679	266.2%

Net revenue
increased from the year ended March 31, 2023 to the year ended March 31, 2024 primarily due to an increase in commissions earned from brokerage commissions and the distribution of investment trusts.
Net revenue
decreased from the year ended March 31, 2022 to the year ended March 31, 2023 primarily due to a decrease in commissions earned from brokerage commissions and the distribution of investment trusts.

Non-interest
expenses
increased from the year ended March 31, 2023 to the year ended March 31, 2024 primarily due to a increase in bonus expense driven by an increase in revenue.
Non-interest
expenses
decreased from the year ended March 31, 2022 to the year ended March 31, 2023 primarily due to a decrease in bonus expense driven by a decrease in revenue.
The following table shows the breakdown of Retail
non-interest
revenues for the year ended March 31, 2022, 2023 and 2024.

	Millions of yen
	Year ended March 31
	2022	2023	% Change from previous year	2024	% Change from previous year
Commissions	¥138,525	¥112,455	(18.8)%	¥173,461	54.2%
Brokerage commissions	67,419	50,901	(24.5)	80,239	57.6
Commissions for distribution of investment trusts	43,537	30,183	(30.7)	54,857	81.7
Other commissions	27,569	31,371	13.8	38,365	22.3
Net gain on trading	43,981	44,171	0.4	55,919	26.6
Fees from investment banking	19,003	16,184	(14.8)	23,066	42.5
Asset management fees	109,300	108,085	(1.1)	124,446	15.1
Others	13,833	16,601	20.0	19,008	14.5

Non-interest revenues	¥324,642	¥297,496	(8.4)%	¥395,900	33.1%

Commissions
increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to an increase in brokerage commissions received from equity and equity-related products and in commissions for distribution of investment trusts.
Net gain on trading
increased from the year ended March 31, 2023 to the year ended March 31, 2024, due to market appreciation.
Commissions
decreased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to a decrease in brokerage commissions received from equity and equity-related products and in commissions for distribution of investment trusts.
Net gain on trading
slightly increased from the year ended March 31, 2022 to the year ended March 31, 2023, but remained mainly unchanged.
Retail Client Assets
The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2023 and 2024. Retail client assets consist of clients’ assets under management and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2023
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥77.5	¥21.4	¥(18.6)	¥(2.3)	¥78.0
Debt securities	17.7	15.5	(22.9)	8.2	18.5
Equity investment trusts	10.8	2.8	(2.6)	(0.8)	10.2
Debt investment trusts	7.5	0.1	(0.7)	(0.1)	6.8
Overseas mutual funds	1.3	0.1	(0.1)	(0.1)	1.2
Others	7.3	1.0	(0.5)	(0.3)	7.5

Total	¥122.1	¥40.9	¥(45.4)	¥4.6	¥122.2

	Trillions of yen
	Year ended March 31, 2024
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥78.0	¥31.1	¥(27.0)	¥20.4	¥102.5
Debt securities	18.5	13.6	(18.4)	6.4	20.1
Equity investment trusts	10.2	3.8	(3.6)	2.9	13.3
Debt investment trusts	6.8	0.8	(0.3)	0.0	7.3
Overseas mutual funds	1.2	0.5	(0.1)	0.2	1.8
Others	7.5	1.8	(0.8)	0.1	8.6

Total	¥122.2	¥51.6	¥(50.2)	¥30.0	¥153.6

Retail client assets increased from March 31, 2023 to March 31, 2024. The balances of our clients’ equity and equity-related products increased ¥24.5 trillion from March 31, 2023 to ¥102.5 trillion as of March 31, 2024, mainly due to increase of inflows during the year. The balances of our clients’ investment trusts increased by ¥4.2 trillion from ¥18.2 trillion as of March 31, 2023 to ¥22.4 trillion as of March 31, 2024.
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
Investment Management
Operating Results of Investment Management

	Millions of yen
	Year ended March 31
	2022	2023	% Change from previous year	2024	% Change from previous year
Non-interest revenue	¥129,848	¥120,096	(7.5)%	¥149,575	24.5%
Net interest revenue	18,145	8,463	(53.4)	4,568	(46.0)

Net revenue	147,993	128,559	(13.1)	154,143	19.9
Non-interest expenses	76,478	85,064	11.2	93,945	10.4

Income before income taxes	¥71,515	¥43,495	(39.2)%	¥60,198	38.4%

Net revenue
increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to an increase in unrealized gains recognized in respect of our investment in American Century Investments and an increase in management fee revenue in the asset management businesses.
Net revenue
decreased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to a decrease in unrealized gains recognized in respect of our investment in American Century Investments.
Non-interest
expenses
increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to an increase in personnel expenses driven by increases in bonuses.
Non-interest
expenses
increased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to increases in non-personnel
expenses driven by change in foreign exchange rates and inflation.

The breakdown of net revenue for Investment Management is as follows.

	Millions of yen
	Year ended March 31
	2022	2023	% Change from previous year	2024	% Change from previous year
Business revenue (1)	¥119,920	¥120,664	0.6%	¥137,249	13.7%
Investment gain/ loss (2)	28,073	7,895	(71.9)	16,894	114.0

Net revenue	¥147,993	¥128,559	(13.1)%	¥154,143	19.9%

(1)
Consists of divisional revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing-related businesses and management fee revenues generated from our private equity and other investment businesses

(2)
Consists of divisional revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

The following table presents assets under management of each principal Nomura entity within our Investment Management Division as of March 31, 2023 and 2024.

	Billions of yen
	Year ended March 31, 2023
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥69,592	¥23,168	¥(24,762)	¥1,094	¥69,092
Nomura Corporate Research and Asset Management Inc. etc	3,867	1,040	(1,074)	35	3,868

Combined total	73,459	24,208	(25,836)	1,129	72,960
Shared across group companies	(5,546)	(1,409)	1,382	(115)	(5,688)

Total	¥67,913	¥22,799	¥(24,454)	¥1,014	¥67,272

	Billions of yen
	Year ended March 31, 2024
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥69,092	¥31,019	¥(28,614)	¥19,514	¥91,011
Nomura Corporate Research and Asset Management Inc. etc	3,868	1,799	(1,098)	1,019	5,588

Combined total	72,960	32,818	(29,712)	20,533	96,599
Shared across group companies	(5,688)	(2,061)	1,680	(1,529)	(7,598)

Total	¥67,272	¥30,757	¥(28,032)	¥19,004	¥89,001

Asset under management increased primary due to market factors and net inflows into a wide range of products during the year ended March 31, 2024.
Asset under management was largely unchanged the year ended March 31, 2022 to the year ended March 31, 2023.

The following table presents NAM’s market share, in terms of net asset value, of the Japanese publicly offered investment trusts market as of March 31, 2022, 2023 and 2024.

	March 31
	2022	2023	2024
Total of publicly offered investment trusts	27%	27%	26%
Equity investment trusts	25%	25%	25%
Debt investment trusts	44%	44%	44%

(Source) Nomura’s own calculation based on data published by the Investment Trusts Association, Japan.
Investment trust assets included in assets under management by NAM were ¥62.9 trillion as of March 31, 2024, a ¥15.0 trillion, 31% increased from March 31, 2023. This increase was due to net inflows of ¥1.5 trillion and market appreciation of ¥13.4 trillion. The balances of certain investment trusts, including TOPIX Exchange Traded Fund and NIKKEI 225 Exchange Traded Fund increased.
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

	Millions of yen
	Year ended March 31
	2022	2023	% Change from previous year	2024	% Change from previous year
Non-interest revenue	¥617,227	¥809,681	31.2%	¥875,664	8.1%
Net interest revenue	85,828	(37,301)	—	(9,517)	—

Net revenue	703,055	772,380	9.9	866,147	12.1
Non-interest expenses	628,563	743,011	18.2	812,236	9.3

Income before income taxes	¥74,492	¥29,369	(60.6)%	¥53,911	83.6%

Net revenue
increased from the year ended March 31, 2023 to the year ended March 31, 2024. Fixed Income revenues in Global Markets increased due to a strong performance in spread products. Equities revenues in Global Markets increased primarily due to increase in equity products in all regions and strong performance in execution service in Japan due to appreciation of market. Investment Banking revenues increased primarily due to strong performance in Japan during the year ended March 31, 2024.
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
Non-interest
expenses
increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to the impact of a weaker yen on the translation of non-yen
denominated oversea expenses, and increase in compensation expenses due to increase in stock compensation from appreciation of stock price compared to previous year.

Non-interest
expenses
increased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to the impact of a weaker yen on the translation of non-yen
denominated oversea expenses and an increase in compensation expenses compared to previous year.
The following table presents a breakdown of net revenue for Wholesale for the year ended March 31, 2022, 2023 and 2024.

	Millions of yen
	Year ended March 31
	2022	2023	% Change from previous year	2024	% Change from previous year
Wholesale net revenue:
Global Markets net revenue	¥556,417	¥656,298	18.0%	¥707,113	7.7%
Investment Banking net revenue	146,638	116,082	(20.8)	159,034	37.0

Net revenue	¥703,055	¥772,380	9.9%	¥866,147	12.1%

Global Markets
We have a proven track record in sales and trading of debt securities, equity securities, and foreign exchange, as well as derivative products referencing these financial instruments to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we continue to enhance our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors, but also to our Wealth Management and Investment Management Divisions. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-adding solutions for our clients. These ties enable us to identify the types of product of interest for investors and develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets, as well as wealthy investors, public-sector agencies, and regional financial institutions in Japan, and government agencies, financial institutions, and corporations around the world.
Net
reve
nue
increased from the year ended March 31, 2023 to the year ended March 31, 2024. In our Fixed Income businesses,
Net revenue
increased from ¥402,435 million for the year ended March 31, 2023 to ¥420,268 million for the year ended March 31, 2024 primarily due to a strong performance in spread products compared to the previous fiscal year. In our Equities business,
Net revenue
increased from ¥253,863 million for the year ended March 31, 2023 to ¥286,845 million for the year ended March 31, 2024, primarily due to strong performance in equity products in all regions compared to the previous fiscal year.
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

Net revenue
increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to increases in underwriting and sales commission during the year.
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
Income before income taxes
in Other operating results were ¥15,753 million for the year ended March 31, 2022, ¥73,385 million for the year ended March 31, 2023 and ¥47,403 million for the year ended March 31, 2024, primarily due to disappearance of income of approximately ¥28.0 billion from the sale of a part of its shares held in Nomura Research Institute, Ltd. in previous year.
Other operating results for the year ended March 31, 2024 include the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥12,068 million and gains from changes in counterparty credit spreads of ¥7,248 million.
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

Selected Financial Data
The following table presents selected financial information as of and for the years ended March 31, 2020, 2021, 2022, 2023 and 2024 which is derived from our consolidated financial statements.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2020	2021	2022	2023	2024
Statement of income data:
Revenue	¥1,952,482	¥1,617,235	¥1,593,999	¥2,486,726	¥4,157,294
Interest expense	664,653	215,363	230,109	1,151,149	2,595,294

Net revenue	1,287,829	1,401,872	1,363,890	1,335,577	1,562,000
Non-interest expenses	1,039,568	1,171,201	1,137,267	1,186,103	1,288,150

Income before income taxes	248,261	230,671	226,623	149,474	273,850
Income tax expense	28,894	70,274	80,090	57,798	96,630

Net income	¥219,367	¥160,397	¥146,533	¥91,676	¥177,220
Less: Net income (loss) attributable to noncontrolling interests	2,369	7,281	3,537	(1,110)	11,357

Net income attributable to NHI shareholders	¥216,998	¥153,116	¥142,996	¥92,786	¥165,863

Balance sheet data (period end):
Total assets	¥43,999,815	¥42,516,480	¥43,412,156	¥47,771,802	¥55,147,203
Total NHI shareholders’ equity	2,653,467	2,694,938	2,914,605	3,148,567	3,350,189
Total equity	2,731,264	2,756,451	2,972,803	3,224,142	3,448,513
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income attributable to NHI shareholders—basic	¥67.76	¥50.11	¥46.68	¥30.86	¥54.97
Net income attributable to NHI shareholders—diluted	66.20	48.63	45.23	29.74	52.69
Total NHI shareholders’ equity (1)	873.26	879.79	965.80	1,048.24	1,127.72
Cash dividends (1)	20.00	35.00	22.00	17.00	23.00
Cash dividends in USD (2)	$0.19	$0.32	$0.18	$0.13	$0.15
Weighted average number of shares outstanding (in thousands) (3)	3,202,370	3,055,526	3,063,524	3,006,744	3,017,128
Return on equity (4) :	8.2%	5.7%	5.1%	3.1%	5.1%

(1)	Calculated using the number of shares outstanding at year end.
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
The following table sets forth our exposure to leveraged finance through unfunded commitments, presenting funded and unfunded portions by geographic location of the target company as of March 31, 2024.

	Millions of yen
	March 31, 2024
	Funded	Unfunded	Total
Europe	¥16,707	¥168,259	¥184,966
Americas	27,951	287,623	315,574
Asia and Oceania	21,616	29,870	51,486

Total	¥66,274	¥485,752	¥552,026

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
Other assets
—
Other and Other liabilities
, respectively, in the consolidated balance sheets as of March 31, 2024.

Millions of yen
March 31, 2024
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥41,883
Investments in subsidiaries and affiliates	7,364
Valuation of financial instruments	136,834
Accrued pension and severance costs	11,837
Other accrued expenses and provisions	83,418
Operating losses	477,358
Lease liabilities	48,951
Other	20,811

Gross deferred tax assets	828,456
Less—Valuation allowances	(595,668)

Total deferred tax assets	232,788

Deferred tax liabilities
Investments in subsidiaries and affiliates	109,611
Valuation of financial instruments	111,175
Undistributed earnings of foreign subsidiaries	2,257
Valuation of fixed assets	22,945
Right-of-use assets	43,443
Other	4,404

Total deferred tax liabilities	293,835

Net deferred tax assets (liabilities)	¥(61,047)

Calculation method of deferred tax assets
In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.
B. Liquidity and Capital Resources.
Funding and Liquidity Management
Overview
We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and
30-day
periods, respectively, without

raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio and the net stable funding ratio issued by the Financial Services Agency (“FSA”).
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
To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2024, our liquidity portfolio was ¥8,418.0 billion which sufficiently met liquidity requirements under the stress scenarios.
The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2023 and 2024 and averages maintained for the years ended March 31, 2023 and 2024. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2023	March 31, 2023	Average for year ended March 31, 2024	March 31, 2024
Cash, cash equivalents and time deposits (1)	¥3,155.5	¥3,229.3	¥3,741.8	¥3,629.9
Government debt securities	4,073.8	3,984.0	4,029.4	4,348.6
Others (2)	416.9	441.0	423.4	439.5

Total liquidity portfolio	¥7,646.2	¥7,654.3	¥8,194.6	¥8,418.0

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2023 and 2024 and averages maintained for the years ended March 31, 2023 and 2024. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2023	March 31, 2023	Average for year ended March 31, 2024	March 31, 2024
Japanese Yen	¥1,613.6	¥1,852.0	¥1,964.8	¥1,702.3
U.S. Dollar	4,326.0	3,953.3	4,341.1	4,601.7
Euro	869.3	964.5	933.2	1,023.5
British Pound	505.7	522.4	549.4	659.8
Others (1)	331.6	362.1	406.1	430.7

Total liquidity portfolio	¥7,646.2	¥7,654.3	¥8,194.6	¥8,418.0

(1)	Includes other currencies such as the Australian Dollar, the Canadian Dollar and the Swiss Franc.
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
” in our consolidated financial statements included within this annual report.
The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2023 and 2024.

	Billions of yen
	March 31, 2023	March 31, 2024
NHI and NSC (1)	¥1,806.4	¥1,495.2
Major broker-dealer subsidiaries	3,012.6	3,592.5
Bank subsidiaries (2)	1,178.6	1,319.9
Other affiliates	1,656.7	2,010.4

Total liquidity portfolio	¥7,654.3	¥8,418.0

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
2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.
In addition to our liquidity portfolio, we had ¥3,175.6 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2024 was ¥11,593.6 billion, which represented 292.7% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2023	March 31, 2024
Net liquidity value of other unencumbered assets	¥2,842.5	¥3,175.6
Liquidity portfolio	7,654.3	8,418.0

Total	¥10,496.8	¥11,593.6

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
We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese
Yen denominated long-term debt increased to 59.4% of total long-term debt outstanding as of March 31, 2024 from 55.9% as of March 31, 2023.
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
The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2023 and 2024.

	Billions of yen
	March 31, 2023	March 31, 2024
Short-term bank borrowings	¥203.3	¥177.5
Other loans	256.8	356.0
Commercial paper	300.0	224.8
Deposits at banking entities	1,705.0	1,880.9
Certificates of deposit	224.2	232.4
Debt securities maturing within one year	721.9	1,089.8

Total short-term unsecured debt	¥3,411.2	¥3,961.4

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
The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2023 and 2024.

	Billions of yen
	March 31, 2023	March 31, 2024
Long-term deposits at banking entities	¥208.8	¥243.0
Long-term bank borrowings	3,004.9	3,408.4
Other loans	265.5	292.3
Debt securities (1)	5,291.5	6,311.2

Total long-term unsecured debt	¥8,770.7	¥10,254.9

(1)
Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under Accounting Standard Codification (“ASC”) 810 “
Consolidation
” and secured financing transactions recognized within
Long-term borrowings
as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “
Transfers and Servicing.
”

3.3 Maturity Profile
We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 3.5 years as of March 31, 2024. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 9.0 years as of March 31, 2024. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 6.6 years as of March 31, 2024.

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
As of March 31, 2024, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.
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
In Japan, the regulatory notice on implementation of LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by the FSA on October 31, 2014. The notice was implemented at the end of March 2015 with phased-in
minimum standards. Average of Nomura’s LCR for the three months ended March 31, 2024 was 202.7%, and Nomura was compliant with all LCR regulatory requirements. As for NSFR, the revision of the liquidity regulatory notice was published by the FSA on March 31, 2021 and was implemented from the end of September 2021. Nomura’s NSFR as of March 31, 2024 was compliant with all NSFR regulatory requirements.
Cash Flows
Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 31, 2023, we recorded net cash outflows from operating activities and investing activities and net cash inflows from financing activities. For the year ended March 31, 2024, we recorded net cash outflows from investing activities and net cash inflows from operating activities and financing activities as discussed in the comparative analysis below.

The following table presents the key information on our consolidated cash flows for the years ended March 31, 2023 and 2024.

	Billions of yen
	Year Ended March 31
	2023	2024
Net cash provided by (used in) operating activities	¥(694.8)	¥132.6
Net income	91.7	177.2
Trading assets and private equity and debt investments	(1,623.0)	(386.5)
Trading liabilities	467.3	(411.8)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(590.4)	290.8
Securities borrowed, net of securities loaned	834.4	(324.1)
Other net operating cash flow reconciling items	125.2	787.0
Net cash used in investing activities	(233.2)	(887.9)
Net cash outflows from time deposits	(59.4)	(83.0)
Net cash outflows from loans	(299.8)	(791.7)
Net cash inflows from non-trading debt securities	159.6	23.3
Other net investing cash outflows	(33.6)	(36.5)
Net cash provided by financing activities	1,283.9	1,012.9
Net cash inflows from long-term borrowings	1,093.3	962.9
Net cash inflows / (outflows) from short-term borrowings	(64.5)	98.0
Net cash inflows from deposits received at banks	328.9	107.5
Other net financing cash outflows	(73.8)	(155.5)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	148.6	220.6

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	504.4	478.2
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,316.4	3,820.9

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥3,820.9	¥4,299.0

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.
For the year ended March 31, 2024, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥478.2 billion to ¥4,299.0 billion. Net cash of ¥1,012.9 billion was provided by financing activities due to net cash inflows of ¥962.9 billion from
Net cash inflows from long-term borrowings
. Net cash of ¥887.9 billion was used in investing activities due to net cash outflows of ¥791.7 billion from
Net cash outflows from loans
. As part of trading activities, while there were net cash outflows of ¥798.3 billion primarily due to an increase in
Trading assets and private equity and debt investments
, they were offset by net cash inflows of ¥709.8 billion from
Payables
. As a result, net cash of ¥132.6 billion was provided by operating activities.
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
Net
cash outflows from loans
. As part of trading activities, while there were net cash outflows of ¥1,155.7 billion primarily due to an increase in
Trading assets and private equity and debt investments
, they were offset by net cash inflows of ¥244.0 billion from repo transactions and securities borrowed and loaned transactions such as

Securities purchased under agreements to resell
,
net of securities sold under agreements to repurchase
and Securities borrowed, net of securities loaned. As a result, net cash of ¥694.8 billion was used in operating activities.
Balance Sheet and Financial Leverage
Total assets as of March 31, 2024, were ¥55,147.2 billion, an increase of ¥7,375.4 billion compared with ¥47,771.8 billion as of March 31, 2023, reflecting primarily an increase in
Trading assets.
Total liabilities as of March 31, 2024, were ¥51,698.7 billion, an increase of ¥7,151.0 billion compared with ¥44,547.7 billion as of March 31, 2023, reflecting primarily an increase in
Securities sold under agreements to repurchase
. NHI shareholders’ equity as of March 31, 2024 was ¥3,350.2 billion, an increase of ¥201.6 billion compared with ¥3,148.6 billion as of March 31, 2023, primarily due to an increase in
Accumulated other comprehensive income.
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
As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a leverage ratio and adjusted leverage ratio primarily for benchmarking purposes so that users of this annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP
financial measure that Nomura considers to be a useful supplemental measure of leverage.
The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2023 and 2024.

	Billions of yen, except ratios
	March 31
	2023	2024
NHI shareholders’ equity	¥3,148.6	¥3,350.2
Total assets	47,771.8	55,147.2
Adjusted assets (1)	29,654.3	34,152.4
Leverage ratio (2)	15.2 x	16.5 x
Adjusted leverage ratio (3)	9.4 x	10.2 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed . Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31
	2023	2024
Total assets	¥47,771.8	¥55,147.2
Less:
Securities purchased under agreements to resell	13,834.5	15,621.1
Securities borrowed	4,283.0	5,373.7

Adjusted assets	¥29,654.3	¥34,152.4

Total assets increased by 15.4% reflecting primarily an increase in
Trading assets.
Total NHI shareholders’ equity increased by 6.4% reflecting primarily an increase in
Accumulated other comprehensive income
. As a result, our leverage ratios were 15.2 times as of March 31, 2023 and 16.5 times as of March 31, 2024.

Adjusted assets increased primarily due to an increase in
Trading assets
. As a result, our adjusted leverage ratios were 9.4 times as of March 31, 2023 and 10.2 times as of March 31, 2024.
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
With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure such as IT systems and retail branches.
Dividends for the Fiscal Year
Based on our Capital Management Policy described above, we paid a dividend of ¥8 per share to shareholders of record as of September 30, 2023 and have decided to pay a dividend of ¥15 per share to shareholders of record as of March 31, 2024. As a result, the total annual dividend will be ¥23 per share.
The following table presents the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2019	¥—	¥3.00	¥—	¥3.00	¥6.00
2020	—	15.00	—	5.00	20.00
2021	—	20.00	—	15.00	35.00
2022	—	8.00	—	14.00	22.00
2023	—	5.00	—	12.00	17.00
2024	—	8.00	—	15.00	23.00
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
In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2024, our common equity Tier 1 capital ratio is 16.29%, Tier 1 capital ratio is 18.27% and consolidated capital adequacy ratio is 18.27% and we are in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2024 is 7.74% for the common equity Tier 1 capital ratio, 9.24% for the Tier 1 capital ratio and 11.24% for the consolidated capital adequacy ratio).
In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalisation Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57
-17
of the Financial Instruments and Exchange Act” (the “TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of March 31, 2024, our external TLAC as a percentage of risk-weighted assets is 33.06% and we are in compliance with the requirement set out in the TLAC Notification.
The following table presents the Company’s consolidated capital adequacy ratios and External TLAC as a percentage of risk-weighted assets as of March 31, 2023 and March 31, 2024.

	Billions of yen, except ratios
	March 31
	2023	2024
Common equity Tier 1 capital	¥2,828.8	¥3,091.3
Tier 1 capital	3,203.7	3,467.8
Total capital	3,204.1	3,468.3
Risk-Weighted Assets
Credit risk-weighted assets	8,385.8	9,764.7
Market risk equivalent assets	6,270.6	6,381.9
Operational risk equivalent assets	2,667.5	2,828.9

Total risk-weighted assets	¥17,323.9	¥18,975.5

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	16.32%	16.29%
Tier 1 capital ratio	18.49%	18.27%
Consolidated capital adequacy ratio	18.49%	18.27%
Consolidated Leverage Ratio	5.63%	5.24%
External TLAC Ratios
Risk-weighted assets basis	31.78%	33.06%
Leverage ratio exposure measure basis	10.63%	10.42%
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
Consolidated Leverage Ratio Requirements
In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article
57-17
of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In coordination with the monetary policy of the Bank of Japan in response to the impact of the
COVID-19
pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio on June 2020 and March 2021. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020 to March 31, 2022. In March 2022, the FSA announced this measure will be extended to March 31, 2024. As of March 31, 2024, our consolidated leverage ratio is 5.24%.
In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of March 31, 2024, our external TLAC as a percentage of leverage ratio exposure measure is 10.42% and we are in compliance with the requirement set out in the TLAC Notification.
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
The TLAC standard has been designed so that failing
G-SIBs
will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. In response to the FSB’s publication of the TLAC standard, in April 2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese
G-SIBs
and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese
G-SIBs
but also to Japanese
D-SIBs
that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. In the revised policy, the Japanese
G-SIBs
and Nomura (“TLAC Covered SIBs”) would be subject to the TLAC requirements in Japan. On March 2019, the FSA published the notices and revised the guidelines of TLAC regulations. Although Nomura is not identified as a
G-SIB
as of the date of this annual report, the TLAC Covered SIBs, including Nomura, will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, Nomura will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024 (which 6.75% was increased, pursuant to recent amendment to the TLAC regulations in Japan, to 7.1% from April 1, 2024).
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

Credit Ratings
We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these credit ratings agencies for unsecured funding and other financing purposes and also for our trading and other business activities. We obtain credit ratings on our long-term and short-term debt from S&P Global Ratings, Moody’s Investors Service, Fitch Ratings, Rating and Investment Information, Inc. and Japan Credit Rating Agency.
On February 16, 2024, Moody’s Investors Service changed the Outlook of the Baa1 Long Term Issuer Rating of the Company and the A3 Long Term Issuer Rating of NSC from Negative to Stable.
As of March 31, 2024, the credit ratings of the Company and NSC were as follows.

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	BBB+
Moody’s Investors Service	—	Baa1
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	A-
Moody’s Investors Service	P-2	A3
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-
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

•
As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repurchase transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs.

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
The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2024.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥3,561,640	¥3,517,487	¥24,321	¥16,976	¥2,856
Long-term borrowings (1)	11,926,429	1,146,494	3,374,258	2,265,231	5,140,446
Contractual interest payments (2)	2,002,724	317,600	468,572	316,353	900,199
Operating lease commitments (3)	200,454	47,123	65,824	44,630	42,877
Purchase obligations (4)	94,478	16,124	74,189	3,049	1,116
Commitments to extend credit (5)	3,105,611	1,905,593	388,648	476,372	334,998
Commitments to invest	31,989	2,305	3,698	461	25,525

Total	¥20,923,325	¥6,952,726	¥4,399,510	¥3,123,072	¥6,448,017

(1)
The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2024.
(3)	The amounts of operating lease commitments are undiscounted future minimum lease payments. The amounts of finance lease contracts were immaterial.
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

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥2,926 billion for reverse repurchase agreements and ¥1,408 billion for repurchase agreements as of March 31, 2024.
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
The following table summarizes the critical accounting policy which has the most significant impact on our consolidated financial statements for the year ended March 31, 2024. The table also identifies the critical accounting estimates inherent within application of the policy, the nature of the estimates, the underlying assumptions and judgments made by our management during the year to derive those estimates and the financial impact had we applied different estimates or assumptions during the year. See Note 1
“Summary of Accounting Policies”
in our consolidated financial statements included in this annual report for more information on the critical accounting policy we apply in these areas and the relevant footnote disclosures referred to in the table for more information around how the critical accounting policy and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during year ended March 31, 2024
Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments
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

Level 3 financial assets (net of derivative liabilities) during the year increased from ¥868 billion as of March 2023 to ¥1,041 billion as of March 2024. Total level 3 financial assets to total financial assets carried at fair value on a recurring basis ratio was 6 % as of March 31, 2024 (5 % as of March 31, 2023.)

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during year ended March 31, 2024

Selection of appropriate valuation techniques

•  For financial instruments measured at fair values where quoted prices are available in active markets, we typically use quoted prices as level 1 inputs for determining the fair values of these financial instruments.

•  For financial instruments where such quoted prices are not available, fair values of these financial instruments are measured using level 2 or level 3 inputs. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the estimated fair values measured could vary depending on which models and assumptions are used. When selecting valuation techniques, various factors such as the particular circumstances and markets where these financial instruments are traded, the availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered.

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
The following table presents information about our Directors as of June 26, 2024.

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
Member of the Audit Committee
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

J.Christopher Giancarlo (May 12, 1959)
Outside Director
Member of the Board Risk Committee
Senior Counsel of Willkie Farr & Gallagher LLP
Chair of the Board of Directors of Digital Dollar Project
Independent Director of Digital Asset Holdings, LLC
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
		Jul. 1986	Assistant Professor, Economics Department, Columbia University
		Jan. 1991	Economist and Vice President of the Federal Reserve Bank of New York (FRBNY)
		Nov. 2006	Senior Vice President, FRBNY, Member of the FX Forum, Executive Meeting of East Asia and Pacific (EMEAP) Central Banks, Bank for International Settlements
		Jan. 2007	Board Member of the American Economic Association’s Committee on the Status of Women in the Economics Profession
		Jun. 2007	Member of the Markets Committee, Bank for International Settlements
		Jan 2009	Acting Systemic Open Market Account Manager for the Federal Open Market Committee (FOMC)
		Oct. 2013	Deputy Director of the Office of Financial Research (OFR), U.S. Treasury Department
		Oct. 2013	Member of the Deputies Committee of the Financial Stability Oversight Council (FSOC)
		Jun. 2015	Senior Research Scholar and Director of Central Banking and Financial Policy at Columbia University’s School of International and Public Affairs (Current)
		Jun. 2021	Outside Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Takahisa Takahara (Jul. 12, 1961)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Representative Director, President & CEO of Unicharm Corporation Outside Director of Sumitomo Corporation	Apr. 1986	Joined The Sanwa Bank, Ltd. (currently MUFG Bank, Ltd.)
		Apr. 1991	Joined Unicharm Corporation
		Jun. 1995	Director of Unicharm Corporation
		Apr. 1996	Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation
		Jun. 1997	Senior Director of Unicharm Corporation
		Apr. 1998	Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation
		Oct. 2000	Senior Director, Responsible for Management Strategy of Unicharm Corporation
		Jun. 2001	Representative Director, President of Unicharm Corporation
		Jun. 2004	Representative Director, President & CEO of Unicharm Corporation (Current)
		Jun. 2021	Outside Director of the Company (Current)

Miyuki Ishiguro (Oct. 26, 1964)
Outside Director
Member of the Board Risk Committee
Partner of Nagashima Ohno & Tsunematsu
President of the Inter-Pacific Bar Association (IPBA)
Outside Audit & Supervisory Board Member, Lasertec Corporation
		Apr. 1991	Registered as an Attorney-at-Law and Joined Tsunematsu Yanase & Sekine (currently Nagashima Ohno & Tsunematsu)
		Jan. 1999	Partner of Tsunematsu Yanase & Sekine
		Jan. 2000	Partner of Nagashima Ohno & Tsunematsu(Current)
		Oct. 2004	Visiting Professor, Columbia Law School
		May. 2015	Secretary General of the Inter-Pacific Bar Association (IPBA)
		Feb. 2016	Council Member of the Radio Regulatory Council (Ministry of Internal Affairs and Communications)
		Apr. 2016	Council Member of the Management Council of Hitotsubashi University
		Apr. 2018	Vice President of the Tokyo Bar Association
		Jun. 2023	Outside Director of the Company (Current)
		Apr. 2024	President of the Inter-Pacific Bar Association (IPBA) (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Masahiro Ishizuka (Apr. 21, 1960)	Outside Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd.	Oct. 1984	Joined Deloitte Haskins and Sells International (*)
		Apr. 1988	Registered as a Certified Public Accountant
		Jun. 1997	Partner of Tohmatsu & Co. (*)
		Jan. 1998	Deloitte & Touche LLP based in New York
		Oct. 2004	Head of Audit and Technology Dept. of Business Administrative Division, of Tohmatsu & Co. (*)
		Aug. 2010	Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants
		Oct. 2010	Head of Office of Manual, of Quality Administrative Division, of Deloitte Touche Tohmatsu LLC
		Nov. 2015	The Board Member of Deloitte Tohmatsu LLC
		Jun. 2017	Executive Officer, General Manager of the Reputation Quality Risk Management Division of Deloitte Tohmatsu LLC and Deloitte Touche Tohmatsu LLC
		Jun. 2022	Ethics Officer of Deloitte Tohmatsu Group
		Jun. 2023	Outside Director of the Company (Current)
		Apr. 2024	Director of Nomura Securities Co., Ltd. (Current)
*Each of the corporations is currently Deloitte Touche Tohmatsu LLC

Taku Oshima (Jul. 14, 1956)
Outside Director
Chairman of the Nomination Committee
Chairman of the Compensation Committee
Chairman and Representative Director of NGK INSULATORS, LTD.
Outside Director of Central Japan Railway Company
Chairman of Aichi Employers’ Association
Outside Director of Toho Gas
		Mar. 1980	Joined NGK INSULATORS, LTD.
		Jun. 2007	Corporate Officer of NGK INSULATORS, LTD.
		Jun. 2011	Corporate Executive Officer of NGK INSULATORS, LTD.
		Jun. 2014	President and Representative Director of NGK INSULATORS, LTD.
		Apr. 2021	Chairman and Representative Director of NGK INSULATORS, LTD. (Current)
		Jun. 2024	Outside Director of the Company (Current)
Among the Directors listed above Laura Simone Unger, Victor Chu, J.Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka and Taku Oshima satisfy the requirements for an “Outside Director” under the Companies Act.

Executive Officers
The following table presents information about our Executive Officers as of June 26, 2024.

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	See “ Directors ” under this Item 6.A.	See “ Directors ” under this Item 6.A.

Yutaka Nakajima (Aug. 2, 1965)	See “ Directors ” under this Item 6.A.	See “ Directors ” under this Item 6.A.

Toshiyasu Iiyama (Feb. 24, 1965)	Executive Officer and Deputy President Chief of Staff Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2012	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2020	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Health Officer of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2023	Executive Officer, Deputy President and Chief of Staff of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Takumi Kitamura (Nov. 26, 1966)	Executive Officer Chief Financial Officer Chief Transformation Officer Director, Executive Vice President of Nomura Securities Co., Ltd. Director of Nomura Asia Pacific Holdings Co., Ltd	Apr. 1990	Joined the Company
		Apr. 2016	Executive Officer and Chief Financial Officer of the Company Executive Officer and Financial Officer of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer and Chief Financial Officer of the Company Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Financial Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Oct. 2021	Executive Officer, Chief Financial Officer and Chief Administrative Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2022	Executive Officer and Chief Financial Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2024	Executive Officer, Chief Financial Officer and Chief Transformation Officer of the Company (Current) Director, Executive Vice President of Nomura Securities Co., Ltd. (Current)

Sotaro Kato (Oct. 9, 1969)	Executive Officer Chief Risk Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. Director of Nomura Holding America Inc.	Sep. 2002	Joined the Company
		Apr. 2020	Executive Officer and Chief Risk Officer of the Company (based in New York) (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

Yosuke Inaida (Oct. 6, 1967)	Executive Officer Chief Compliance Officer Senior Corporate Managing Director of Nomura Securities Co., Ltd. Director of Nomura Asia Pacific Holdings Co., Ltd	Apr. 1991	Joined the Company
		Apr. 2015	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2020	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2022	Executive Officer and Chief Compliance Officer of the Company (Current) Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Christopher Willcox (Feb. 25, 1968)	Executive Officer Head of Wholesale	May. 2014	CEO of J.P. Morgan Asset Management Inc.
		May. 2021	Director and Co-CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Apr. 2022	Director, President and CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Oct. 2022	Executive Officer and Head of Wholesale of the Company (based in New York) (Current)
B. Compensation of Statutory Officers
Our compensation program for our Statutory Officers is outlined as follows. “Statutory Officers” refer to “Directors” and “Executive Officers.”
1. Compensation Policy
Compensation for Statutory Officers of NHI is subject to two policies: the Nomura Group compensation policy that applies to our employees and Statutory Officers (the “Basic Policy”), and the Compensation Policy for Directors and Executive Officers of NHI (the “Policy for Statutory Officers”) that applies to Statutory Officers. We have developed these policies to enable us to achieve sustainable growth, deliver long-term growth in shareholder value, deliver excellence to our clients, enhance our competitive strength in the global markets and enhance our reputation. The Compensation Committee reviews and updates these policies. We also have established Compensation Recovery Policy separately.
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
With respect to the relevant policies and total compensation for our officers and employees other than NHI’s Statutory Officers, decisions regarding employment and remuneration matters are delegated to our “Human Resources Committee” (“HRC”) by the Executive Management Board of NHI. The HRC is chaired by the Group CEO and an individual appointed by the chairman, taking into account financial and risk management perspectives. The HRC determines above matters with support from respective remuneration committees in each region.
The HRC establishes the Compensation Recovery Policy of NHI to comply with, among others, the U.S. Securities Exchange Act of 1934, as amended, and determines matters with respect to compensation of covered officers who are statutory officers of NHI under Japanese law, and is responsible for the management, operation, interpretation and administration of such.
Compensation Policies and Practices for Nomura Group’s Talent
We recognize that our employees are key in pursuing our Purpose, which is “We aspire to create a better world by harnessing the power of financial markets”.
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
1) Sustainable corporate growth and increasing corporate value over the medium and long-term
Our employee compensation policies aim to reinforce our corporate philosophy, to promote healthy corporate culture and behavior in line with our “Code of Conduct” and to align to our commitment to Environmental, Social and Governance (“ESG”) considerations.
Based on a
pay-for-performance
principle, our employee compensation programs are designed to be sound and competitive in the market and aligned to our strategic objectives and the goal of sustainable growth and increasing corporate value over the medium and long-term.
2) Sound and effective risk management
We seek to maintain sound and effective risk management with an appropriate risk appetite. We update performance measurement metrics and indicators used for determining compensation by considering both financial and non-financial
risks underlying each business. Qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are also considered in determining the final amount of remuneration provided to each officer and employee, which may include a reduction in compensation as a result of disciplinary actions.

In addition, when granting compensation, it shall be specified that in the event of a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called “clawback”).
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
Policy for Statutory Officers
Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of an annual bonus and long-term incentive plans. In order to provide incentives for the improvement of medium to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-based compensation awards with specified deferral periods.
<Composition of Compensation for Directors and Executives>

Fixed Compensation	Performance-linked Compensation
Base salary	Annual Bonuses	Long-term Incentive Plan
Fixed Compensation

•	Base salary is paid in cash and determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.
Performance-linked Compensation

•
With respect to the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the performance-linked compensation is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s) and performance metrics that form the basis for their calculation. In addition, qualitative evaluation competitor benchmarking is also reflected when determining final annual bonus amount.

•
With respect to Directors and other Executive Officers, the amount of annual bonus is determined with the annual bonus of Group CEO as standard baseline, taking into consideration roles and responsibilities, local remuneration regulations and compensation levels in each jurisdiction etc., in addition to a qualitative evaluation of individual performance.

•	Audit Committee members and Outside Directors are not bonus-eligible in order to maintain and ensure their independence from business execution.

a) Annual Bonuses

•	In principle, certain portion of any annual bonus payment should be deferred.
b) Long-term Incentive Plan

•	Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in stock-based compensation awards.
When granting compensation, in the event of voluntary resignation, a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation of Directors and Executive Officers may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment
(so-called
“clawback”).
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
Compensation Policies and Practices
We recognize that our employees are key in pursuing our Purpose, which is “We aspire to create a better world by harnessing the power of financial markets”.
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
1) Sustainable corporate growth and increasing corporate value over the medium and long-term
The compensation policies for our employees aim to embody the Purpose which is “We aspire to create a better world by harnessing the power of financial markets” and our “Values of Entrepreneurial Leadership, Teamwork and Integrity”, to promote a healthy, diverse corporate culture and the right behavior in line with our “Code of Conduct” and to facilitate a greater alignment with ESG considerations.

Based on a
pay-for-performance
principle, our compensation programs are designed to be sound and competitive in the market and aligned to our strategic objectives and the goal of sustainable growth and increasing corporate value over the medium and long-term.
Compensation at Nomura reflects and aligns with the performance of the Nomura Group as a whole, its divisions, as well as individual employees, taking into account both business strategy and market considerations.
2) Sound and effective risk management
We seek to maintain sound and effective risk management with an appropriate risk appetite. We apply its performance measurement standards and indicators when determining compensation considering both financial and non-financial
risks in each business, taking a holistic approach. Qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration provided to each officer and employee, which may include a reduction in compensation. Risk Management, Compliance and Finance divisions provide key inputs into the overall risk and performance assessment to ensure appropriate consideration of these factors.
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
In addition, when granting compensation, it shall be specified that in the event of a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, employees’ compensation may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called “clawback”).
3) Alignment of interests with shareholders
Deferred variable compensation intends to align the interests of employees and NHI shareholders, and to encourage a long-term, sustainable approach senior management and highly paid employees. For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-based compensation awards linked to the price of NHI shares with an appropriate deferral period applicable, in order to align with shareholders’ interests.
Approval and Revision of the Employee Policy
The approval, amendment or repeal of the Employee Policy can be made by our HRC.

2. Compensation for Statutory Officers
1) Scheme of Compensation for Statutory Officers
The following picture presents scheme of compensation for Statutory Officers.

2) Determination method of compensation
Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation , with fixed compensation consisting of base salary and performance-linked compensation consisting of annual bonus and long-term incentive plans. With respect to the President and the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the Performance-Linked Compensation is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s) and performance metrics that form the basis for their calculation. In addition, Total Compensation (“TC”) , including fixed compensation and performance-linked compensation, is determined by considering, as needed, qualitative evaluation competitor benchmarking etc. by the Compensation Committee. With respect to the Directors and the Executive Officers, their Annual Bonus and TC are determined based on the ones of the Group CEO, reflecting individual roles and responsibilities, respective jurisdiction’s regulations and compensation level etc. in addition to the qualitative elements. For the Long-Term Incentive Plan, see “
3) Matters related to Stock Compensation and
Non-Monetary
Compensation
(3) Introduction of PSU
.”

Quantitative elements
In order to ensure alignment with Nomura Group’s management vision and business strategy, we select key performance indicators and performance metrics that form the basis for its calculation. Additionally, we choose stock price-related indicators to promote alignment of interests with shareholders.

Type of elements	Item	Actual for the fiscal year ended March 31, 2024.
Profit and loss	Net revenue	1,562 billions of yen
	Revenue cost coverage ratio (1)	82.5%
	Income before income taxes	274 billions of yen
Per share information	Earnings per Share (“EPS”)	52.69 yen
Capital efficiency	ROE	5.1%
Shareholder returns	Total Shareholder Return (“TSR”) (2)	196.3%
(Notes)

1.	Ratio calculated by dividing Total non-interest expenses by Net revenue
2.	The value obtained by dividing the total of fluctuations in the price of NHI shares and dividends in the current fiscal year by the NHI share price at the end of the previous business year.
Qualitative elements
To promote enhancement of Nomura Group’s corporate value and the realization of a sustainable society, we have selected strategic management, as well as initiatives related to community, talent, and DEI, as evaluation criteria.
3) Matters relating to Stock Based Compensation and
Non-Monetary
Compensation
(1) Outline of current Stock Based Compensation Awards.
The outline of current Stock Based Compensation Awards is as follows.

Type of award	Key features
Restricted Stock Units (“RSUs”)	• Introduced as the main form of Deferred Compensation since the fiscal year ended March 31, 2018. • Settled in the Company’s common stock. • Graded vesting period is set as three years in principle.

Notional Stock Units (“NSUs”)	• Linked to the price of the Company’s common stock Cash-settled in local currency. • Graded vesting period is set as three years in principle.

Performance Share Units (“PSUs”)
•  Introduced as the Long Term Incentive Plan since the fiscal year ended March 31, 2024.

•  The number of shares to be awarded will be determined by depended on the degree of achievement of the performance targets of the three fiscal years.

•  Performance evaluation period is set as more than three years in principle.

(2) Stock Based Compensation as
Non-Monetary
Compensation
In principle, half of the aggregate amount of the Annual Bonus of the Statutory Officers is paid in deferred compensation and we use RSUs that qualify as non-cash compensation. Furthermore, the Company have decided to award PSUs as a long-term incentive plan during the fiscal year ended March 31, 2024.
(3) Introduction of PSU
The Company has decided, at a meeting of the Compensation Committee held on March 29, 2024, to introduce Performance-based Share Units (Performance Share Unit: PSU) as a long-term incentive plan. The purpose of introducing PSU is to enhance NHI’s corporate value over the medium to long term and strengthen alignment of interests with shareholders.
Under NHI’s PSU program, the base number of NHI shares to be granted is initially determined based on NHI’s performance and other factors each fiscal year. Following the performance period, the number of NHI shares to be awarded will vary from 0% to 150% of the base number of NHI shares depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSU will be primarily in NHI common shares held as treasury stock.
The performance indicators used in the evaluation are ROE and TSR. Please refer to the following for details.
Performance indicators selected as Basis of calculation
In order to enhance NHI’s corporate value over the medium to long term and to align NHI’s interests with those of its shareholders, a combination of ROE (average value over the performance evaluation period) and TSR (absolute value over the performance evaluation period) will be the basis to calculate the award amount.
Calculation Method for the base number of shares and the number of shares to be granted
1) Calculation method for the base number of shares:
The base number of NHI shares shall be calculated by dividing the amount determined with reference to the performance and qualitative evaluation of the target fiscal year, as well as competitor benchmarking with the NHI share price at the time of grant.
2) Calculation method for the number of NHI shares to be granted:
After the end of the performance evaluation period, the number of NHI shares to be granted will be calculated in accordance with the following method.
a) Performance Evaluation Indicators and Grant Ratio

Performance Indicators	Composition ratio	Change in the grant ratio	Evaluation method
ROE	50%	0%~150%	Calculated based on the actual (average) values for the three-year performance evaluation period
TSR	50%	0%~150%	Calculated based on the actual value (absolute value) during the three-year performance evaluation period

The calculation methods for ROE and TSR, which form the basis for performance evaluation, are as follows:
<ROE>
If the actual average value for the performance evaluation period of three years reaches the management goal of 8% set by Nomura Group, a corresponding number of benchmark shares will be granted. However, if the actual value does not exceed either the lowest value of the past three business years, including the grant year, or 3%, no grant will occur. Additionally, if the actual value reaches 5%, 50% of the benchmark shares will be granted, and if it exceeds 12%, 150% of the benchmark shares will be granted.
<TSR>
If the actual value (absolute value) for the performance evaluation period of three years reaches 125%, a corresponding number of benchmark shares will be granted. However, if the actual value is 100% or below, no grant will occur. Furthermore, if the actual value exceeds 150%, 150% of the benchmark shares will be granted. The calculation process of the actual value is as follows:
3-Year
TSR = (Closing Stock Price (B) + Total Dividends during the performance evaluation period) / Initial Stock Price (A)
A: Initial Stock Price (Average closing price one month before the start of the performance evaluation period)
B: Final Stock Price (Average closing price one month before the end of the performance evaluation period)
b) Calculation method for the number of NHI shares to be paid:
The number of NHI shares to be granted is calculated by multiplying the base number of NHI shares by the weighted average of the grant ratio based on ROE and the grant ratio based on TSR. The base number of NHI shares for the PSU for the fiscal year ended March 31, 2024 has been calculated as 782,100 NHI shares, and the number of NHI shares when applying a payout rate of 150% is 1,173,200 shares.

c) Performance evaluation period and payment schedule:
The performance evaluation period shall be three years from the fiscal year in which the base number of PSUs is determined. After the performance evaluation period has concluded, the evaluation shall be finalized and the stock compensation based on PSUs shall be paid.

Delivery Method
The NHI shares awarded at the end of the performance period will be primarily issued from treasury stock.

(4) Effect of payment of stock based compensation as deferred compensation
By providing equity-linked compensation as deferred compensation, the economic value of the compensation is linked to the stock price of Nomura, and a certain vesting period is set.

•	Alignment of interests with shareholders.

•
Medium-term incentives and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to be increased by a rise in shares during a period of time from grant to vesting.

•	Promotion of cross-divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.
Due to these benefits, the active use of Deferred Compensation is also recommended by regulators in the key jurisdictions in which we operate.
With respect to Deferred Compensation in Nomura, a deferral period is generally three or more years from the following fiscal year or later. This is in line with the “Principles for Sound Compensation Practices” issued by the Financial Stability Board which recommends, among other things, a deferral period of three or more years.
3. Compensation for Statutory Officers
Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, the Compensation Committee of NHI determines the compensation of NHI’s Statutory Officers in accordance with our compensation policies.
1) Aggregate Compensation for Statutory Officers
The following table presents a summary of aggregate compensation awarded to our Statutory Officers for the year ended March 31, 2024.

	Number of People (1)	Millions of yen
		Year ended March 31, 2024
		Fixed compensation		Performance-linked compensation						Total
		Base salary (2,3)		Cash Bonuses		NSU (4)		RSU (4)
Directors	13		¥389		¥116		¥221		¥—		¥726
(Outside Directors included in above)	10		(217)		(—)		(—)		(—)		(217)
Executive Officers	8		598		1,206		2,412		241		4,457

Total	21		¥987		¥1,322		¥2,633		¥241		¥5,183

(1)
Includes one Director retired in June 2023, and two Directors who were appointed in June 2023. There were eleven Directors and eight Executive Officers as of March 31, 2024. Compensation to Directors who were concurrently serving as Executive Officers is included within “Executive Officers.”

(2)	Includes other compensation (commuter pass allowance) of ¥0.27 million.
(3)	In addition to base salary, ¥16 million of corporate housing benefits, including housing allowance and related tax adjustments, were provided to Executive Officers.
(4)
Represents deferred stock-based compensation awards granted in prior years recognized as expense in the consolidated financial statement of income for the year ended March 31, 2024. The expense of NSUs are remeasured to fair value at each balance sheet date, while the amounts of RSUs are measured at fair value on the grant date. For more details, see Note 1 “Summary of accounting policies” in our consolidated financial statements. Furthermore, the expenses related to the Long-Term Incentive Plan, which was approved for implementation at the Compensation Committee on March 29, 2024, will be recognized for the performance evaluation period starting from the fiscal year ended March 2025 and are not included in the above figures.

(5)	Total compensation paid to Outside Directors for their services to subsidiaries of the Company was ¥76 million for the fiscal year ended March 31, 2024.
2) Compensation of Directors and Executive Officers receiving ¥100 million or above
The following table presents details of the compensation paid to our Statutory Officers for the year ended March 31, 2024 where such total amount given to the individual is ¥100 million or above. The total amount does not match above “
1)
Aggregate Compensation for Statutory Officers
” which recorded as an accounting expense, as it reflects the resolution amount in the compensation committee.
In order to ensure that Nomura Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations. Additionally, in order to provide incentives for the improvement of medium to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-related incentives with a specified deferral period. For more details, please refer to the above-mentioned “
1. Compensation Policy Basic Policy”
and
“Policy for Statutory Officers
”.

			Millions of yen
			Fixed Remuneration		Variable Compensation
Name	Company	Role	Cash	RSU	Cash Bonuses	Stock Based Compensation	Total
Koji Nagai	Nomura	Chairman of the Board of Directors	¥91.2	¥0.0	¥116.0	¥116.0	¥323.2
Kentaro Okuda (1)	Nomura	Director, Representative Executive Officer (Group CEO)	¥102.0	¥17.4	¥183.7	¥202.9	¥506.0
Yutaka Nakajima	Nomura	Director, Representative Executive Officer	¥75.6	¥14.4	¥106.3	¥106.3	¥302.6
Toshiyasu Iiyama	Nomura	Executive Officer	¥72.0	¥14.4	¥85.1	¥85.1	¥256.5
Takumi Kitamura	Nomura	Executive Officer	¥60.0	¥13.2	¥45.9	¥45.9	¥165.0
Sotaro Kato	Nomura	Executive Officer	¥54.0	¥9.6	¥38.2	¥38.2	¥140.0
Yosuke Inaida	Nomura	Executive Officer	¥54.0	¥9.6	¥35.7	¥35.7	¥135.0
Toru Otsuka	Nomura	Executive Officer	¥54.0	¥9.6	¥35.7	¥35.7	¥135.0
Willcox, Christopher (2)	Nomura	Executive Officer	¥108.4	¥9.6	¥675.8	¥940.6	¥1,734.4
	(Equivalent in ’000 USD)		$(750.0)	$(66.9)	$(4,675.8)	$(6,507.3)	$(12,000.0)

(1)	In addition to fixed compensation, ¥16 million of corporate housing costs, including housing allowance and related tax adjustments, were provided.
(2)
Since appointed as an Executive Officer in October 2022, the compensation for six months converted into millions of JPY were stated in the 20-F for the fiscal year ended March 2023 (1 USD = 135.44 yen basically). In the table above, the compensation for twelve months for the fiscal year ended March 2024 (1 USD = 144.54 yen basically) is stated.

3) Meetings of our Compensation Committee during the year
(1) Composition of Compensation Committee
Our Compensation Committee is composed of three members below.
Chairman: Kazuhiko Ishimura (Outside Director)
Member: Takahisa Takahara (Outside Director)
Member: Koji Nagai (Chairman of Board of Directors,
non-executive
director)

(2) Deliberation matters and attendance status in the Compensation Committee
The following table presents a summary of the meetings held by our Compensation Committee during the year ended March 31, 2024, a summary of key matters discussed, resolutions passed and attendance by members.

Date	Summary of the discussion and the resolution		Attendance records of the member
April 21, 2023	Discussion:	• Performance for the year ended March 31, 2023 and the compensation level of the group CEO.	All members attended
April 24, 2023	Discussion:	• The compensation level of the group CEO during the year end March 31, 2023.	All members attended
April 26, 2023	Resolution:	• The bonus plan for the year ended March 31, 2023. • Amendment of policies governing compensation for Directors and Executive Officers.	All members attended
June 27, 2023	Resolution:
•  The appointment of the Director with the right to convoke the board of directors meetings.
•  The Director who reports the executions of the committee’s duties to the board of the directors meetings.
•  The Compensation Policy of Nomura Group and base salary of the Directors and Executive Officers.
•  Individual base salary of the Directors and Executive Officers.
•  Granting RSUs to the Directors and Executive Officers.
All members attended
	Reporting:	• Schedule for current fiscal year
August 29, 2023	Discussion	• Review of policies governing pay for Directors and Executive Officers.	All members attended
September 27, 2023	Discussion:	• Individual base salary of the Directors and Executive Officers. • Group CEO Pay levels.	All members attended
November 6, 2023	Resolution:	• Introduction of the U.S. SEC Clawback Regulations and the Company’s Response.	All members attended
December 5, 2023	Reporting:	• Compensation levels for executives in major competitive regions domestically and internationally.	All members attended
January 31, 2024	Discussion:	• Review of executive compensation levels and the determination method for executive compensation for the fiscal year ended March 2024.	All members attended
February 20, 2024	Discussion:	• Review of the method for determining executive compensation.	All members attended
March 29, 2024	Resolution:	• The annual base salary of the next fiscal year. • Introduction of Long-Term Incentive Plans (LTI).	All members attended
	Discussion:	• Expected performance and compensation level outlook for the fiscal year ended March 2024.

Through discussions and resolutions of the above topics, our Compensation Committee confirmed that compensation for our Directors and Executive Officers in respect of the fiscal year ended March 31, 2024 is appropriate and consistent with our relevant compensation policies. A summary of these meetings have been reported to the Board of Directors.
Stock Acquisition Rights
The following table presents information regarding unexercised Stock Acquisition Rights as of March 31, 2024.

	March 31, 2024
Series of SARs	Allotment Date	Number of Shares under SARs (1)	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.71	June 7, 2016	185,300	From April 20, 2019 to April 19, 2024	¥1	¥198
Stock Acquisition Rights No.76	June 9, 2017	151,900	From April 20, 2019 to April 19, 2024	¥1	¥334
Stock Acquisition Rights No.77	June 9, 2017	553,600	From April 20, 2020 to April 19, 2025	¥1	¥325
Stock Acquisition Rights No.78	June 9, 2017	142,800	From April 20, 2021 to April 19, 2026	¥1	¥312
Stock Acquisition Rights No.79	June 9, 2017	177,700	From April 20, 2022 to April 19, 2027	¥1	¥303
Stock Acquisition Rights No.80	June 9, 2017	47,000	From April 20, 2023 to April 19, 2028	¥1	¥282
Stock Acquisition Rights No.81	June 9, 2017	132,100	From April 20, 2024 to April 19, 2029	¥1	¥273
Stock Acquisition Rights No.84	November 17, 2017	1,805,200	From November 17, 2019 to November 16, 2024	¥684	¥398
Stock Acquisition Rights No.85	November 20, 2018	1,728,200	From November 20, 2020 to November 19, 2025	¥573	¥329

(1)	The number of NHI shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.
SARs Held by Directors and Executive Officers of Nomura
The following table presents details of Stock Acquisition Rights held by Statutory Officers as of March 31, 2024.

	March 31, 2024
		Numbers of Holders
Series of SARs	Number of Shares under SARs	Directors and Executive Officers (excluding Outside Directors)
Stock Acquisition Rights No.77	79,000	4
Stock Acquisition Rights No.78	2,800	1
Stock Acquisition Rights No.79	2,800	1
Stock Acquisition Rights No.80	2,800	1

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
Board of Directors
The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed twenty. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met eleven times during the fiscal year ended March 31, 2024. As a group, the Directors attended all of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. As of June 25, 2024, the members of the Board of Directors are Koji Nagai, Kentaro Okuda, Yutaka Nakajima, Shoji Ogawa, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka and Taku Oshima. Koji Nagai is the Chairman of the Board.
Nomination Committee
The Nomination Committee, in accordance with law and the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met seven times during the fiscal year ended March 31, 2024. As a group, the member Directors attended all of the meetings of the Nomination Committee during the year. As of June 25, 2024, the members of the Nomination Committee are Outside Directors Taku Oshima and Takahisa Takahara, and Koji Nagai, a Director not concurrently serving as an Executive Officer. Taku Oshima is the Chairman of this Committee.
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
The Audit Committee met thirteen times during the fiscal year ended March 31, 2024. As a group, the member Directors attended 96% of the meetings of the Audit Committee during the year. As of June 25, 2024, the members of the Audit Committee are Outside Directors Masahiro Ishizuka and Victor Chu, and Shoji Ogawa (a full-time member of the Audit Committee), a Director not concurrently serving as an Executive Officer. Masahiro Ishizuka is the Chairman of this Committee.
Compensation Committee
The Compensation Committee, in accordance with law and the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each Director and Executive Officer’s actual compensation. The Compensation Committee met eleven times during the fiscal year ended March 31, 2024. As a group, the member Directors attended all of the meetings of the Compensation Committee during the year. As of June 25, 2024, the members of the Compensation Committee are Outside Directors Taku Oshima and Takahisa Takahara, and Koji Nagai, a Director not concurrently serving as an Executive Officer. Taku Oshima is the Chairman of this Committee.
Board Risk Committee
The Board Risk Committee is a
non-statutory
organ, in accordance with the Company’s Regulations of the Board Risk Committee, of which purpose is to assist the Board of Directors in supervising Nomura Group’s risk management and to contribute to sophistication of the risk management. At meetings of the Board Risk Committee, to further strengthen the risk management of Nomura Group, consent to the Risk Appetite Statement and the main design of the risk management framework, analysis of risk environment/verification results and future projections, supervision of overall execution of risk management and medium- to long-term risk strategies are mainly deliberated. The status of execution of the function in the Board Risk Committee is reported to the Board of Directors. The Board Risk Committee met five times during the fiscal year ended March 31, 2024. As a group, the member Directors attended 94% of the total number of the meetings of the Board Risk Committee during the year. As of June 25, 2024, the members of the Board Risk Committee are Outside Directors Laura Simone Unger, J. Christopher Giancarlo, Patricia Mosser and Miyuki Ishiguro, and Shoji Ogawa, a Director not concurrently serving as an Executive Officer. Laura Simone Unger is the Chairperson of this Committee.
Limitation of Director Liability
In accordance with Article 33, Paragraph 2 of the Company’s Articles of Incorporation and Article 426, Paragraph 1 of the Companies Act of Japan, the Company may execute agreements with Directors (excluding a person who serves as an executive director, etc.) that limit their liability to the Company for damages suffered by the Company if they acted in good faith and without gross negligence. Accordingly, the Company has entered into agreements to limit Companies Act of Japan Article 423 Paragraph 1 liability for damages (“Limitation of Liability Agreements”) with each of the following Directors: Shoji Ogawa, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka and Taku Oshima. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.
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
D. Employees.
The following table shows the number of our employees as of the dates indicated:

	March 31,
	2022	2023	2024
Japan	15,213	15,131	14,870
Europe	2,820	2,937	3,053
Americas	2,257	2,387	2,440
Asia and Oceania	6,295	6,320	6,487

Total	26,585	26,775	26,850

As of March 31, 2024, we had 14,870 employees in Japan, including 7,328 in our Retail Division, 1,112 in our Investment Management Division and 1,748 in our Wholesale Division. In overseas, we had 11,980 employees, of which 3,053 were located in Europe, 2,440 in the Americas, and 6,487 in Asia and Oceania.
As of March 31, 2024, 7,815 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. The Company and labor union communicate frequently in order to resolve labor-related matters.
We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.
E. Share Ownership.
The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2024. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Koji Nagai	512,942
Kentaro Okuda	439,490
Yutaka Nakajima	658,392
Shoji Ogawa	51,789
Laura Simone Unger	(1,000ADR	) (1)
Victor Chu	—
J.Christopher Giancarlo	—
Patricia Mosser	(100ADR	) (1)
Takahisa Takahara	881
Miyuki Ishiguro	—
Masahiro Ishizuka	3,610
Taku Oshima	—

Total	1,667,104

(1)	ADRs are not included in the total.
Executive Officers

Name	Number of Shareholdings
Kentaro Okuda	See above	(1)
Yutaka Nakajima	See above	(1)
Toshiyasu Iiyama	188,929
Takumi Kitamura	120,037
Sotaro Kato	28,059
Yosuke Inaida	192,308
Christopher Willcox	4,894

Total	534,227

(1)	The number of shares owned by Executive Officers who are concurrently serving as Directors is not included in the total.
For information regarding stock options granted to our Directors and Executive Officers, see Item 6.B “
Compensation of Statutory Officers
” of this annual report.
F. Disclosure of a registrant’s action to recover erroneously awarded compensation.
As described elsewhere in this annual report, we identified a material weakness in our internal control over financial reporting during the quarter ended March 31, 2024, as a result of which certain of the Company’s annual and interim consolidated financial statements have been restated. However, the Company has concluded that no recovery of erroneously awarded compensation is required under its compensation recovery policy required by the NYSE listing standards adopted pursuant to Rule 10D-1. The Company reached this conclusion because the Company’s policy applies to compensation received on or after October 2, 2023. No incentive compensation received on or after October 2, 2023 was based upon the attainment of a financial reporting measure affected by this restatement of the Company’s consolidated financial statements. (In each case, terms in the Company’s compensation recovery policy, as well as the foregoing disclosure, are defined consistently with Rule 10D-1.)

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
According to a statement on Schedule 13G (Amendment No.9) filed by BlackRock, Inc. with the SEC on February 6, 2024, BlackRock, Inc. owned 246,082,876 shares, representing 7.8% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2024.
According to a statement on Schedule 13G (Amendment No.4) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 5, 2024, Sumitomo Mitsui Trust Holdings, Inc. owned 171,021,800 shares, representing 5.4% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2024.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2024, there were 278 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 481,183,797 shares of the Company’s common stock, representing 15.2% of Nomura’s then issued common stock. As of March 31, 2024, there were 53,059,078 ADSs outstanding, representing 53,059,078 shares of the Company’s common stock or 1.7% of Nomura’s then issued common stock. Our major shareholders above do not have different voting rights.
B. Related Party Transactions.
Nomura Research Institute, Ltd.
NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.
We held 23.0% of NRI’s outstanding share capital as of March 31, 2024.
For the year ended March 31, 2024, we purchased ¥15,367 million worth of software and computer equipment and paid ¥47,289 million for other services to NRI, while received ¥764 million from NRI.
Directors
During the fiscal year ended March 31, 2024, no loans that were outstanding were made to our directors other than in the normal course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, involving no more than the normal risk of collectability and presenting no other unfavorable features.
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
Dividend Policy
For our dividend policy, see Item 5.B
“Liquidity and Capital Resources
—
Capital Management
—
Dividends”
in this annual report.
B. Significant Changes.
Except as disclosed in this annual report, there have been no significant changes since March 31, 2024.
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
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the shares or ADSs.
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
Risk Management
Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) strategic risk, the risk to current or anticipated earning, capital, liquidity, enterprise value, or the Nomura Group’s reputation arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to change in the industry or external environment.
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

•
Second Line of Defense: The department responsible for risk management supports and monitors management activities on the First Line of Defense and reports to the board and the senior management. In addition, the Second Line independently evaluates risk management governance established by the First Line.

•
Third Line of Defense: The Internal Audit function examines and evaluates the risk management from an independent standpoint, provides advice for improvement, and reports the examination and evaluation results to the Audit Committee.

Risk Appetite
Nomura has determined the types and levels of risk that it will assume in pursuit of its strategic objectives and business plan in consideration of the constraints by regulatory capital, liquidity, and business conditions and has articulated this in its Risk Appetite. This document is jointly submitted by the Chief Risk Officer (the “CRO”) and the Chief Financial Officer (the “CFO”) to the Executive Management Board (the “EMB”) for approval. It will then be further reviewed at the Board Risk Committee (the “BRC”) through the authority to consent to the relevant proposal raised by the executive side.
The Risk Appetite provides an aggregated view of risk and includes capital adequacy and liquidity, financial risk and non-financial
risk. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite.
Nomura’s Risk Appetite is required to be reviewed at least annually by the EMB but it is reviewed on an ad hoc basis if necessary, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

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
Executive Management Board
The purpose of EMB is to deliberate on and/or determine management strategy, allocation of management resources and important managerial matters of Nomura, and to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the Group Risk Management Committee (the “GRMC”). Key responsibilities of the EMB include the following:

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
Group Risk Management Committee
The GRMC shall be operated, upon delegation from the EMB, for the purpose of deliberating on or determining important matters concerning enterprise risk management of Nomura and thereby assuring the sound and effective management of the businesses.
Asset Liability Committee (the “ALCO”)
The purpose of the ALCO is, upon delegation from the EMB and the GRMC, to deliberate on, based on risk appetite of Nomura as approved by the EMB, balance sheet management and related matters.
Chief Risk Officer
The CRO, upon delegation from the BoD or the EMB, is responsible for the risk management framework for financial risks as the second line of defense. The CRO can delegate the authority to the committees, which deliberate on and determine the matters concerning financial risk management and the persons responsible for financial risk management. The CRO undertakes a role of assessing the non-financial
risk management framework second line corporate functions create and ensuring the adequacy of the framework by providing challenge to the corporate functions, such as giving instructions on necessary actions to enhance the framework (Please also refer to the description of “Other Responsible Officers”, who is primary responsible for non-financial
risk matters). The CRO provides challenge on Liquidity Risk management of activities as necessary. (Please also refer to the description of “Chief Financial Officer”, who is primary responsible for Liquidity Risk matters.) The CRO is responsible for managing the Risk Appetite jointly with the Chief Financial Officer.
Chief Financial Officer
The CFO, upon delegation from the BoD or the EMB, is responsible for managing financial resources and the risk management framework for Liquidity Risk as the second line of defense, and for managing the Risk Appetite jointly with the CRO.
The CFO can delegate the authority to the committees which deliberate on and determine the matters concerning managing financial resources and Liquidity Risk management and the persons responsible for managing financial resources and Liquidity Risk management.
Other Responsible Officers
Officers, who oversee the functions in charge of Operational Risks in accordance with the Risk Management Policy of Three Lines of Defense, are responsible for formulating the appropriate management framework and taking the lead in designing Risk Appetites for Operational Risks they cover. They also cooperate with the CRO who is responsible for monitoring and maintaining of the effectiveness of the Risk Appetites.
The Chief Compliance Officer (the “CCO”) is responsible for taking the lead in the coordination for formulating the appropriate management framework and designing Risk Appetite for Reputational Risk, with the cooperation of the CRO. The CCO also cooperates with the CRO who is responsible for monitoring and maintaining of the effectiveness of the Risk Appetite.
Risk Policy Framework
Policies, standards, and procedures are essential tools of governance and define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. Risk management operations are designed to function in accordance with these policies, standards and procedures.
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
Risk-weighted assets
A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets (“RWA”). The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of RWA by each division and by additional lower levels of the division. In addition the EMB determines the risk appetite for the level of exposures under the leverage ratio framework which is a non-risk
based measure to supplement RWA. See Item 4.B. “
Business Overview—Regulatory Capital Rules
” of our annual report on Form
20-F
for the fiscal year ended March 31, 2024, and “
Consolidated Regulatory Capital Requirements
” and “
Consolidated Leverage Ratio Requirements
” in this annual report for further information on our consolidated capital adequacy ratios and RWA.
Available Funds
The CFO decides the maximum amount of available funds, provided without posting of any collateral, for allocation within Nomura and the EMB approves the allocation of the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

Risk Category and Definition
Nomura categorizes and defines risks as follows and has established departments or units to manage each risk type.

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
non-financial
risks.

Reputational risk	Possible damage to Nomura’s reputation and associated risk to earnings, capital or liquidity arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with Nomura Group’s values and corporate philosophy.

Liquidity risk

Liquidity risk	Risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions.

Other Risks

ESG: Environmental, Social and Governance	ESG is a collective term for Environmental (E), Social (S) and Governance (G) factors. “Environmental” includes issues related to impacts on the natural environment, including climate change. “Social” includes interactions with stakeholders and communities, for example the approach to human rights, workplace related issues and engagement on social issues. “Governance” includes issues related to corporate governance, corporate behavior and the approach to transparent reporting.

Strategic risk	Risk to current or anticipated earning, capital, liquidity, enterprise value, or the Nomura Group’s reputation arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to change in the industry or external environment.
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
VaR Backtesting
The performance of Nomura’s VaR model is closely monitored to help ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual
One-day
trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. No trading losses exceeded the 99% VaR estimate (the currently required capital adequacy regulations) at the Nomura Group level for the 12 months ended March 31, 2024.
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
VaR metrics: 95% Confidence Interval
One-day
VaR data using the confidence level of 95% for the fiscal year ended March 31, 2024 is presented below.
The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	March 31, 2023	March 31, 2024
Equity	¥3.3	¥3.3
Interest rate	4.7	2.6
Foreign exchange	1.4	2.1

Subtotal	9.4	8.0
Less: Diversification Benefit	(3.2)	(2.5)

VaR	¥6.2	¥5.5

	Billions of yen
	For the twelve months ended
	March 31, 2023	March 31, 2024
Maximum daily VaR (1)	¥6.8	¥6.8
Average daily VaR (1)	4.8	5.6
Minimum daily VaR (1)	2.7	4.3

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the fiscal year ended March 31, 2024.

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
Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥6.9 billion at the end of March 2023 and ¥8.3 billion at the end of March 2024. The TOPIX closed at 2,003.50 points at the end of March 2023 and at 2,768.62 points at the end of March 2024. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.
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
Credit Risk Management Framework
The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies, standards and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies, etc. These policies, etc. are authorized by the GRMC, GRRC and/or Global Risk Strategic Committee, prescribe the basic principles of credit risk management and set delegated authority limits, which enables CRM personnel to set credit limits.
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
The Credit Risk Control Unit (the “CRCU”) is a function within the Risk Model Validation Group which is independent of CRM. It seeks to ensure that Nomura’s internal rating system is properly reviewed and validated, and that breaks or issues are reported to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.
For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit RWA since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets. Furthermore, we are currently preparing for regulatory changes that will take effect from April 2025.
Internal ratings are mapped to the probabilities of default (“PD”) which in turn are used for calculating credit RWA. PDs are estimated annually by the Risk Methodology Group and validated by the CRCU through testing of conservativeness and backtesting of PDs used in calculations.

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
Risk Mitigation
Nomura utilizes financial instruments, agreements and practices to assist in the management of credit risk. Nomura enters into legal agreements, such as the International Swap and Derivatives Association, Inc. agreements or equivalent (referred to as “Master Netting Agreements”), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred as a result of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow Nomura to obtain collateral from counterparties either upfront or contingent on exposure levels, or other factors.

Credit Risk to Counterparties in Derivatives Transaction
The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2024 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting (1)	Total Fair Value	Collateral obtained	Replacement cost (3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥16	¥13	¥5	¥12	¥52	¥(85)	¥13	¥1	¥12
AA	359	336	156	100	712	(1,272)	391	103	288
A	517	397	209	219	864	(1,748)	458	168	290
BBB	302	109	65	39	315	(492)	338	157	181
BB and lower	161	92	67	8	52	(238)	142	568	—
Other (2)	63	82	104	128	831	(1,246)	(38)	90	—

Sub-total	¥1,418	¥1,029	¥606	¥506	¥2,826	¥(5,081)	¥1,304	¥1,087	¥771
Listed	587	38	13	5	0	(423)	220	244	—

Total	¥2,005	¥1,067	¥619	¥511	¥2,826	¥(5,504)	¥1,524	¥1,331	¥771

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
Country Risk
At Nomura, country risk is defined as the business uncertainty arising from a significant occurrence affecting a country (such as political, economic, legal and other events). Nomura’s country risk framework acts as a complement to other risk management areas and encompasses a number of tools including, but not limited to, country limits, which restrict credit exposure concentration to any given country. Other tools to manage country risk include country ratings as well as country risk policies and procedures that describe responsibilities and delegation for decision-making.

Nomura’s credit portfolio remains well-diversified by country (region) and concentrated towards highly-rated countries (regions). Over 95% of the exposure was from investment-grade rated countries (regions). The breakdown of top 10 country (region) exposures is as follows:

Top 10 Country (Region) Exposures (1)	Billions of yen
(As of March 31, 2024)
United States	7,477
Japan	2,635
United Kingdom	1,105
Singapore	301
Canada	257
India	249
South Korea	223
Germany	217
Luxembourg	186
Hong Kong S.A.R	169

(1)	The table represents the Top 10 country (region) exposures as of March 31, 2024 based on country of risk, combining counterparty and inventory exposures

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
Operational Risk Management
Operational risk is the risk of financial loss, or
non-financial
impacts such as violations of laws and regulations or deterioration of the reputation of Nomura, resulting from inadequate or failed internal processes, people, and systems or from external events. Operational risk includes in its definition Compliance, Legal, IT, and Cyber Security, Fraud, Third Party and other non-financial
risks. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.
Operational Risk Management Framework
An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GRMC, with delegated authority from the EMB has formal oversight over the management of operational risk. This framework is set out below:
Foundation of the risk management framework

•	Policy framework: Sets standards for managing operational risk and details how to monitor adherence to these standards.

•	Training and awareness: Action taken by the Operational Risk Management (“ORM”) to improve business understanding of operational risk.
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

•	Operational risk capital calculation: Calculate operational risk capital as required under applicable Basel regulations and local regulatory requirements.
Regulatory Capital Calculation for Operational Risk
Nomura uses the Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (the “Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital. Furthermore, we are currently preparing for regulatory changes that will take effect from April 2025.
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
Risk Measures and Controls
Limit Frameworks
The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate escalation policies to facilitate approval of limits at appropriate levels of seniority. The Risk Management Division and the Finance Division are responsible for day-to-day
operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market risk, credit risk, model risk, etc.
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
Fees paid to Nomura by the depositary
The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket
administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered
shareholders of ADRs. From April 1, 2023 to March 31, 2024, the Bank of New York Mellon has waived a total of $193,455.34 in fees (including $62,785.54 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures.
Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2024, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in
Rules 13a-15(e)
and
15d-15(e)
under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2024, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules
13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2024.
Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page
F-5
of this annual report.
Changes in Internal Control Over Financial Reporting.
Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2024.
As previously reported in the Company’s amended annual report on Form
20-F/A
for the fiscal year ended March 31, 2023, as a result of certain classification and presentation errors identified within the Company’s consolidated statement of cash flows which resulted in the restatement of certain prior consolidated financial statements, the Company implemented changes in our internal control over financial reporting in order to remediate the material weakness identified as a consequence of these errors and specifically to mitigate the risk of similar errors occurring in the future within the consolidated statement of cash flows. In particular:

•
The Company has performed a detailed review of the consolidated statements of cash flow in this annual report, in order to identify other related issues or improvements in both classification and presentation of cash flows matters;

•
The Company has released a comprehensive internal policy documentation and has provided training to relevant personnel specifically focusing on classification and presentation within the consolidated statement of cash flows; and

•
The Company has implemented a new annual control whereby senior finance and accounting policy personnel perform an in-depth
comprehensive review of the consolidated statement of cash flows, including a review of underlying calculations and methodologies used as the basis of reported amounts, to evaluate compliance with applicable accounting requirements under ASC 230 “
Statement of Cash Flows
” and other authoritative guidance.

Our management has determined that these controls were designed and are now operating effectively and concluded that the material weakness in our internal control over financial reporting has been remediated as of March 31, 2024. Based upon that evaluation, other than in respect of the changes described above, there was no change in our internal control over financial reporting during the year ended March 31, 2024 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The Company’s Board of Directors has determined that Mr. Masahiro Ishizuka, a member of the Audit Committee, qualifies as an “audit committee financial expert” as such term is defined by the General Instructions for Item 16A of Form
20-F.
Additionally, Mr. Masahiro Ishizuka meets the independence requirements applicable to him under Section 303A.06 of the NYSE Listed Company Manual. For a description of their business experience, see Item 6.A
“Directors and Senior Management—Directors”
in this annual report.
Item 16B. Code of Ethics
In December 2019, we adopted a new code of ethics (as defined in Item 16B of Form
20-F)
consisting of the “Nomura Group Code of Conduct” and the “Nomura Group Code of Ethics for Financial Professionals”, which replaced our prior code of ethics. The Code of Conduct is periodically reviewed to better respond to the changes in the social and economic conditions and to the expectations of our stakeholders. In April 2024, we revised the previous version of “Nomura Group Code of Conduct” in conjunction with the formulation of the “Nomura Group Purpose” and redefinition of our “Corporate Philosophy”. A copy of the “Nomura Group Code of Conduct” is attached to this annual report as Exhibit 11.1 and a copy of the “Nomura Group Code of Ethics for Financial Professionals” is attached to this annual report as Exhibit 11.2.
Item 16C. Principal Accountant Fees and Services
Ernst & Young ShinNihon LLC has been our principal accountant for the last twenty-two fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit or review of our financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services provided for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees, such as advisory services concerning risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2023	2024
Audit Fees	¥4,138	¥4,282
Audit-Related Fees	224	261
Tax Fees	330	294
All Other Fees	264	51

Total	¥4,956	¥4,888

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
S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the year ended March 31, 2024, we acquired 25,043 shares of the Company’s common stock by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 80,592,100 shares under a share buyback program in accordance with Article
459-1
of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see “
Description of rights of each class of securities registered under Section
 12 of the Securities Exchange Act of 1934
” which is an exhibit to this annual report. As of March 31, 2024, we had 2,971,130,437 outstanding shares of our common stock excluding 192,432,164 shares held as treasury stock.

The following table sets forth certain information with respect to our purchases of shares of our common stock during the year ended March 31, 2024.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2023	902	¥515	—	—
May 1 to 31, 2023	1,547	493	—	35,000,000
June 1 to 30, 2023	2,001	531	—	35,000,000
July 1 to 31, 2023	2,333	549	—	35,000,000
August 1 to 31, 2023	17,294,762	547	17,292,000	17,708,000
September 1 to 30, 2023	17,079,619	617	17,076,500	631,500
October 1 to 31, 2023	1,520	593	—	—
November 1 to 30, 2023	1,266	605	—	—
December 1 to 31, 2023	2,066	620	—	—
January 1 to 31, 2024	2,034	703	—	—
February 1 to 28, 2024	18,466,880	843	18,464,500	106,535,500
March 1 to 31, 2024	27,762,213	917	27,759,100	78,776,400

Total	80,617,143	¥757	80,592,100	—

On April 26, 2023, a resolution of the Board of Directors authorized the Company to purchase up to 35,000,000 shares of our common stock or to a maximum of ¥20 billion during the period from May 16, 2023 through March 29, 2024.
Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.
On January 31, 2024, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article
459-1
of the Companies Act. The period of repurchase under the program is from February 16, 2024 to September 30, 2024, and we are authorized to purchase up to 125,000,000 shares of our common stock or to a maximum of ¥100 billion.
As of May 31, 2024, 2,958,898,675 shares of common stock were outstanding, excluding 204,663,926 shares held as treasury stock.
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

The Company has a Nomination Committee in compliance with the requirements under the Companies Act, consisting of three Directors, two of whom are outside directors. Further, the Company appoints an outside director as the chairman of the Committee.

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

The Company has a Compensation Committee in compliance with the requirements under the Companies Act, consisting of three Directors, two of whom are outside directors. Further, the Company appoints an outside director as the chairman of the Committee.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.
Under the Companies Act, companies with three Board Committees are not required to obtain shareholder approval with respect to compensation of Directors and Executive Officers, including RSUs and PSUs. The Company’s Compensation Committee establishes policies, based on which individual compensation for Directors and Executive Officers is determined, and the Company’s Human Resources Committee establishes policies for determining compensation for officers and employees other than the Company’s Directors and Executive Officers. Additionally, under the Companies Act, shares granted in connection with RSUs and PSUs do not require shareholder approval unless offered at a favorable price.

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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
We have
adopted
insider trading policies and procedures governing the purchase, sale, and other disposition of NHI’s securities by the Nomura Group’s directors, officers and employees that we believe are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to NHI. A copy of the “Rules on Trading, etc. of Nomura Holdings Stocks, etc. by Nomura Group’s Officers and Employees” (the “Rules on Trading”) is attached to this annual report as Exhibit 11.3 and a copy of the “Nomura Group Personal Account Dealing Policy” is attached to this annual report as Exhibit 11.4. Pursuant to the Rules on Trading, group companies are required to adopt, in accordance with local law but in all cases subject to the Rules of Trading, internal rules governing the trading of NHI’s securities.
Item 16K. Cybersecurity
Risk Management and Strategy
Nomura maintains a comprehensive cybersecurity strategy. Identifying, assessing and managing cybersecurity threats and risks are an integral component of Nomura’s Operational Risk Management (ORM) Framework. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk—Operational Risk Management Framework
” for further information on the framework.

15
0

Nomura has invested and is continuing to invest in its cybersecurity strategy to address fast-evolving and sophisticated cybersecurity threats while at the same time complying with extensive global, legal and regulatory expectations. Our cybersecurity programs are designed to be in line with industry best practice standards and include core capabilities such as Security Governance, Security Awareness and Training, Threat Intelligence & Management, Security Operations Management, Vulnerability Management, Application Security, Data Security, and Identity and Access Management.
Nomura is regularly engaging various external service providers to perform independent assessments of our cybersecurity programs and controls. The results from these independent engagements are integrated into updates to our cybersecurity strategy as appropriate. We also conduct our own regular internal security assessments, such as penetration testing, vulnerability scanning, red teaming, and tabletop cyber attack simulations.
Nomura has developed a Third-Party Security Risk Management program that monitors and assesses the cybersecurity controls of our third-party vendors, which include, among others, service providers, SaaS providers, contractors, consultants, suppliers, etc. This program provides a consistent, controlled, cross-divisional approach to managing the services provided by third-party vendors. We perform various risk identification activities including security questionnaires, threat intel reports, SOC2 Type 2 attestation, and onsite reviews for critical suppliers. We also perform periodic reassessment of existing critical vendors. Security risks and exceptions observed are monitored per our global Operational Risk Management framework.
During the fiscal year ended March 31, 2024, we did not identify any risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, there is no guarantee that our business strategy, results of operations and financial condition will not be materially affected by a future cybersecurity incident, and we cannot provide assurances that we have not had occurrences of undetected cybersecurity incidents. See Item 3.D “
Risk Factors
” for further information on our cybersecurity-related risks.
Cybersecurity Risk Governance
Nomura’s cybersecurity strategy and programs are managed by senior officers: the Group Chief Information Officer (“CIO”), who is supported by the Group Chief Information Security Officer (“CISO”) and the Group Chief Data Officer (“CDO”).
These senior officers have extensive experience in technology, cybersecurity, information security, and data protection and privacy. The CIO has over 35 years of experience in various engineering, IT, Operations and information security roles. The CISO has over 20 years of experience leading cybersecurity teams at financial institutions, including in the areas of security engineering, risk and control management, data privacy, information security, and cybersecurity. The CDO has over 25 years of experience in data and analytics-led
business transformation.
Our Board of Directors (“BoD”) has overall responsibility for risk management, with its committees assisting the BoD in performing this function based on their respective areas of expertise. Our BoD delegates its authority to execute business to the Executive Officers led by Group CEO to the extent permitted by law. Among the matters delegated to the Executive Officers by the BoD, the most important matters of business are decided upon deliberation by the Executive Management Board (“EMB”) which consists of the Executive Officers. The EMB delegates responsibility for deliberation of matters concerning risk management including cybersecurity risks to the Group Risk Management Committee (“GRMC”). The CIO is an observer of the EMB and the GRMC, and provides cybersecurity updates to the EMB and the GRMC.
The GRMC, based on a delegation from the EMB, meets regularly and reports on its activities and findings to the EMB. These meetings cover critical security topics such as resources and budget in cybersecurity risk mitigation and governance, cybersecurity risks, as well as security incidents and cyber tabletop simulations. In addition to these regular reporting activities to the GRMC, the EMB, and the BoD, potentially material cybersecurity events will be escalated to the same management bodies as well as key stakeholders according to Nomura’s security incident response process including crisis management perspectives.

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
1.1
Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on Form
20-F
(File
No. 001-15270)
and incorporated herein by reference)

1.2
Share Handling Regulations of Nomura Holdings, Inc. (English translation) (filed on June 28, 2023 as an exhibit to the Annual Report on Form
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
20-F
(File
No. 001-15270)
and incorporated herein by reference)

1.6
Regulations of the Compensation Committee of Nomura Holdings, Inc. (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form
20-F
(File
No. 001-15270)
and incorporated herein by reference)

2.1
Form of Deposit Agreement among Nomura Holdings, Inc., The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on June 11, 2024 as an exhibit to the Registration Statement on Form
F-6
(File
No. 333-280111)
and incorporated herein by reference)

2.2
Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (filed on June 24, 2022 as an exhibit to the Annual Report on Form
20-F
(File
No. 001-15270)
and incorporated herein by reference)

4.1	Form of Limitation of Liability Agreement (1)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “ Organizational Structure ” in this annual report.

11.1	Nomura Group Code of Conduct (English translation)

11.2
Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30, 2020 as an exhibit to the Annual Report on Form
20-F
(File
No. 001-15270)
and incorporated herein by reference)

Exhibit Number	Description

11.3	Rules on Trading, etc. of Nomura Holdings Stocks, etc. by Nomura Group’s Officers and Employees (English translation)

11.4	Nomura Group Personal Account Dealing Policy (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities

97.1	Nomura Holdings, Inc. Compensation Recovery Policy

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.
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

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2024 and 2023, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 26, 2024 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of less liquid financial instruments

Description of the Matter
The Company holds financial instruments for trading, customer facilitation and investment purposes. As disclosed in Note 2 to the consolidated financial statements as of March 31, 2024, the Company had ¥1,296 billion and ¥812 billion of financial instrument assets and liabilities recorded at their fair value on a recurring basis, respectively, categorized within Level 3 of the fair value hierarchy. In determining the fair value of these financial instruments, the Company used valuation models and unobservable inputs which reflect its assumptions and specific data. These inputs are significant to the fair value of the financial instruments and are supported by little or no market activity as of March 31, 2024. The valuation techniques applied by management to determine the fair value of such instruments are described in Note 2 to the consolidated financial statements.

Auditing the fair value of the Company’s Level 3 financial instruments was complex and highly judgmental due to the subjectivity of the judgments used and estimations made by management in determining the fair value for these financial instruments. In particular, to value certain financial instruments, management used a variety of valuation techniques which involved certain underlying valuation assumptions and significant unobservable inputs, including weighted average cost of capital, growth rates, volatilities, correlations, credit spreads, recovery rates, loss severities, prepayment rates, default probabilities and yields.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to the valuation models and significant unobservable inputs used in fair value measurement. This included the testing of model validation controls by various departments within the Company.

Our audit procedures to evaluate the valuation techniques used by the Company included, among others, testing valuation models and significant unobservable inputs. For certain of these financial instruments, we independently developed fair value estimates for which we involved our valuation specialists to assist with the application of these procedures and compared them to the Company’s results, on a sample basis. We also agreed significant unobservable inputs and underlying data used in the Company’s valuation models to information available from third party sources and market data, where available. We evaluated subsequent transactions and considered whether they corroborate or contradict the Company’s year-end
valuations.

/s/
Ernst & Young ShinNihon LLC
We have served as the Company’s auditor for SEC reporting purposes since 2002, and as its Japanese statutory auditor since 1973, which includes the years we served as joint auditors between 1978 and 2002.
Tokyo, Japan
June 26, 2024

F-
3

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on Internal Control over Financial Reporting
We have audited Nomura Holdings, Inc.’s (the Company’s) internal control over financial reporting as of March 31, 2024, based on criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as of March 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”), and our report dated June 26, 2024 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 26, 2024

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2023	2024
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥3,820,685	¥4,239,359
Time deposits	409,082	545,842
Deposits with stock exchanges and other segregated cash	291,480	369,770

Total cash and cash deposits	4,521,247	5,154,971

Loans and receivables:
Loans receivable (includes ¥1,650,115 and ¥2,074,585 at fair value option )	4,013,852	5,469,195
Receivables from customers (includes ¥39,107 and ¥21,834 at fair value option )	379,911	453,937
Receivables from other than customers	819,263	928,632
Allowance for credit losses	(5,832)	(18,047)

Total loans and receivables	5,207,194	6,833,717

Collateralized agreements:
Securities purchased under agreements to resell (includes ¥303,499 and ¥466,440 at fair value option )	13,834,460	15,621,132
Securities borrowed	4,283,039	5,373,663

Total collateralized agreements	18,117,499	20,994,795

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥5,656,626 and ¥6,892,311; includes ¥7,043 and ¥8,108 at fair value option )	17,509,934	19,539,742
Private equity and debt investments (includes ¥18,033 and ¥22,807 at fair value option )	99,399	117,066

Total trading assets and private equity and debt investments	17,609,333	19,656,808

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥459,954 and ¥529,605)	464,316	448,785
Non-trading debt securities	337,361	335,401
Investments in equity securities (includes assets pledged of ¥953 and ¥247)	97,660	105,088
Investments in and advances to affiliated companies (includes assets pledged of ¥5,658 and ¥6,929 ; includes ¥ nil and ¥1,514 at fair value option )	402,485	462,017
Other (includes ¥168,780 and ¥213,227 at fair value option )	1,014,707	1,155,621

Total other assets	2,316,529	2,506,912

Total assets	¥47,771,802	¥55,147,203

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2023	2024
LIABILITIES AND EQUITY
Short-term borrowings (includes ¥476,212 and ¥650,122 at fair value option )	¥1,008,541	¥1,054,717
Payables and deposits:
Payables to customers	1,359,948	1,310,825
Payables to other than customers	1,799,585	2,823,100
Deposits received at banks (includes ¥159,505 and ¥182,906 at fair value option )	2,137,936	2,356,202

Total payables and deposits	5,297,469	6,490,127

Collateralized financing:
Securities sold under agreements to repurchase (includes ¥666,985 and ¥916,090 at fair value option )	14,217,966	16,870,303
Securities loaned (includes ¥82,136 and ¥62,102 at fair value option )	1,556,663	2,133,066
Other secured borrowings	334,319	393,206

Total collateralized financing	16,108,948	19,396,575

Trading liabilities	10,557,971	10,890,610
Other liabilities (includes ¥34,984 and ¥61,052 at fair value option )	1,175,521	1,414,546
Long-term borrowings (includes ¥4,957,581 and ¥6,145,018 at fair value option )	10,399,210	12,452,115

Total liabilities	44,547,660	51,698,690

Commitments and contingencies (Note 19)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares Issued—3,233,562,601 and 3,163,562,601 shares Outstanding—3,003,679,324 and 2,970,755,160 shares	594,493	594,493
Additional paid-in capital	707,189	708,785
Retained earnings	1,647,005	1,705,725
Accumulated other comprehensive income	318,454	459,984

Total NHI shareholders’ equity before treasury stock	3,267,141	3,468,987
Common stock held in treasury, at cost—229,883,277 and 192,807,441 shares	(118,574)	(118,798)

Total NHI shareholders’ equity	3,148,567	3,350,189

Noncontrolling interests	75,575	98,324
Total equity	3,224,142	3,448,513

Total liabilities and equity	¥47,771,802	¥55,147,203

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

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
Securitizations and Variable Interest Entities
” for further information.

	Billions of yen
	March 31
	2023	2024
Cash and cash deposits	¥23	¥73
Trading assets and private equity and debt investments	1,044	1,296
Other assets	127	99

Total assets	¥1,194	¥1,468

Trading liabilities	¥0	¥0
Other liabilities	5	6
Borrowings	887	1,106

Total liabilities	¥892	¥1,112

The accompanying notes are an integral part of these cons
ol
idated financial statements.

F-
7

NOMURA HO
LDIN
GS, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2022	2023	2024
Revenue:
Commissions	¥332,344	¥279,857	¥364,095
Fees from investment banking	149,603	113,208	173,265
Asset management and portfolio service fees	269,985	271,684	310,154
Net gain on trading	368,799	563,269	491,611
Gain on private equity and debt investments	30,768	14,504	11,877
Interest and dividends	284,222	1,114,690	2,620,856
Gain (loss) on investments in equity securities	5,446	(1,426)	9,612
Other	152,832	130,940	175,824

Total revenue	1,593,999	2,486,726	4,157,294
Interest expense	230,109	1,151,149	2,595,294

Net revenue	1,363,890	1,335,577	1,562,000

Non-interest expenses:
Compensation and benefits	529,506	605,787	673,523
Commissions and floor brokerage	105,204	119,237	137,328
Information processing and communications	184,319	209,537	217,126
Occupancy and related depreciation	69,742	66,857	68,698
Business development expenses	15,641	22,636	24,236
Other	232,855	162,049	167,239

Total non-interest expenses	1,137,267	1,186,103	1,288,150

Income before income taxes	226,623	149,474	273,850

Income tax expense	80,090	57,798	96,630

Net income	¥146,533	¥91,676	¥177,220

Less: Net income (loss) attributable to noncontrolling interests	3,537	(1,110)	11,357

Net income attributable to NHI shareholders	¥142,996	¥92,786	¥165,863

	Yen
Per share of common stock:
Basic —
Net income attributable to NHI shareholders per share	¥46.68	¥30.86	¥54.97

Diluted —
Net income attributable to NHI shareholders per share	¥45.23	¥29.74	¥52.69

The accompanying notes are an integral part of these con
so
lidated financial statements.

F-
8

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2022	2023	2024
Net income	¥146,533	¥91,676	¥177,220
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	122,468	107,058	204,507
Deferred income taxes	(946)	(145)	(1,161)

Total	121,522	106,913	203,346

Defined benefit pension plans:
Pension liability adjustment	(404)	16,422	18,475
Deferred income taxes	78	(4,793)	(5,813)

Total	(326)	11,629	12,662

Own credit adjustments:
Own credit adjustments	60,777	95,047	(91,001)
Deferred income taxes	(12,930)	(22,050)	18,565

Total	47,847	72,997	(72,436)

Total other comprehensive income	169,043	191,539	143,572

Comprehensive income	315,576	283,215	320,792
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,463	(52)	13,399

Comprehensive income attributable to NHI shareholders	¥309,113	¥283,267	¥307,393

The accompanying notes are an integral part of these consolidated fina nci
al statements.

F-
9

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2022	2023	2024
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	696,122	697,507	707,189
Stock-based compensation awards	1,421	9,411	1,609
Changes in ownership interests in subsidiaries	—	287	—
Changes in an affiliated company’s interests	(36)	(16)	(13)

Balance at end of year	697,507	707,189	708,785

Retained earnings
Balance at beginning of year	1,533,713	1,606,987	1,647,005
Net income attributable to NHI shareholders	142,996	92,786	165,863
Cash dividends	(67,007)	(51,050)	(68,674)
L oss on sales of treasury stock	(2,715)	(1,718)	(2,364)
Cancellation of treasury stock	—	—	(36,105)

Balance at end of year	1,606,987	1,647,005	1,705,725

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	18,316	136,912	242,767
Net change during the year	118,596	105,855	201,304

Balance at end of year	136,912	242,767	444,071

Defined benefit pension plans
Balance at beginning of year	(43,477)	(43,803)	(32,174)
Pension liability adjustment	(326)	11,629	12,662

Balance at end of year	(43,803)	(32,174)	(19,512)

Own credit adjustments
Balance at beginning of year	(12,983)	34,864	107,861
Own credit adjustments	47,847	72,997	(72,436)

Balance at end of year	34,864	107,861	35,425

Balance at end of year	127,973	318,454	459,984

F-1
0

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2022	2023	2024
Common stock held in treasury
Balance at beginning of year	(91,246)	(112,355)	(118,574)
Repurchases of common stock	(39,650)	(24,728)	(61,199)
Sales of common stock	0	0	0
Common stock issued to employees	18,541	18,509	24,870
Cancellation of treasury stock	—	—	36,105

Balance at end of year	(112,355)	(118,574)	(118,798)

Total NHI shareholders’ equity
Balance at end of year	2,914,605	3,148,567	3,350,189

Noncontrolling interests (1)
Balance at beginning of year	61,513	58,198	75,575
Cash dividends	(43,346)	(3,868)	(3,548)
Net income (loss) attributable to noncontrolling interests	3,537	(1,110)	11,357
Accumulated other comprehensive income attributable to noncontrolling interests
Cumulative translation adjustments	2,926	1,058	2,042
Transaction between NHI group and noncontrolling interest holders, net	42,881	25,956	11,855
Other net change in noncontrolling interests	(9,313)	(4,659)	1,043

Balance at end of year	58,198	75,575	98,324

Total equity
Balance at end of year	¥2,972,803	¥3,224,142	¥3,448,513

(1)	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The accompanying notes are an integral part of these consolidated fina
n
cial statements.

F-1
1

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2022	2023	2024
Cash flows from operating activities:
Net income	¥146,533	¥91,676	¥177,220
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	59,524	61,424	61,340
Provision for credit losses	8,749	(4,047)	13,910
Stock-based compensation	27,941	35,216	35,577
(Gain) loss on investments in equity securities	(5,446)	1,426	(9,612)
Gain on investments in subsidiaries and affiliates	(79,396)	(23,889)	(968)
Equity in earnings of affiliates, net of dividends received	(20,235)	(34,127)	(31,070)
(Gain) loss on disposal of office buildings, land, equipment and facilities	(3,490)	344	2,670
Deferred income taxes	3,106	6,137	(312)
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	(18,408)	170,632	16,465
Trading assets and private equity and debt investments	1,229,557	(1,623,037)	(386,474)
Trading liabilities	(284,747)	467,257	(411,843)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,220,493)	(590,424)	290,843
Securities borrowed, net of securities loaned	595,116	834,438	(324,095)
Margin loans and receivables	111,468	472,811	(276,058)
Payables	(247,980)	(139,417)	709,839
Bonus accrual	(1,865)	(3,319)	26,480
Accrued income taxes, net	(37,639)	(42,603)	70,892
Other, net	(125,127)	(375,318)	167,836

Net cash provided by (used in) operating activities	(862,832)	(694,820)	132,640

Cash flows from investing activities:
Payments for placements of time deposits	(227,644)	(344,117)	(650,562)
Proceeds from redemption or maturity of time deposits	199,475	284,705	567,599
Payments for purchases of office buildings, land, equipment and facilities	(111,331)	(171,165)	(145,784)
Proceeds from sales of office buildings, land, equipment and facilities	94,985	63,648	111,954
Payments for purchases of equity investments	(3,142)	(4,471)	(14,716)
Proceeds from sales of equity investments	41,089	52,299	40,497
Net cash outflows from loans receivable at banks	(110,811)	(84,362)	(112,224)
Payments for purchases or origination of other non-trading loans	(5,695,122)	(4,702,061)	(4,286,507)
Proceeds from sales or repayments of other non-trading loans	5,172,221	4,486,651	3,606,974
Net cash outflows from interbank money market loans	(808)	(62)	—
Payments for purchases of non-trading debt securities	(106,390)	(45,910)	(112,438)
Proceeds from sales or maturity of non-trading debt securities	55,325	205,468	135,690
Acquisitions, net of cash acquired	—	—	(457)
Divestures, net of cash disposed of	—	16,950	—
Payments for purchases of investments in affiliated companies	(5,674)	(25,119)	(29,778)
Proceeds from sales of investments in affiliated companies	109,111	43,299	900
Other, net	(4,466)	(8,978)	914

Net cash used in investing activities	(593,182)	(233,225)	(887,938)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	3,894,613	2,208,422	3,064,698
Payments for repurchases or maturity of long-term borrowings	(2,656,233)	(1,115,171)	(2,101,758)
Proceeds from issuances of short-term borrowings	1,743,817	2,630,083	1,964,955
Payments for repurchases or maturity of short-term borrowings	(2,164,098)	(2,694,588)	(1,866,998)
Net cash inflows (outflows) from interbank money market borrowings	12,925	48,197	(88,288)
Net cash inflows (outflows) from other secured borrowings	30,753	(52,915)	57,311
Net cash inflows from deposits received at banks	372,575	328,867	107,532
Payments for withholding taxes on stock-based compensation	(10,816)	(9,060)	(12,669)
Proceeds from sales of common stock	11	4	953
Payments for repurchases of common stock	(39,650)	(24,728)	(61,029)
Payments for cash dividends	(70,714)	(57,262)	(60,164)
Contributions from noncontrolling interests	42,881	59,718	69,231
Distributions to noncontrolling interests	(43,346)	(37,630)	(60,924)

Net cash provided by financing activities	1,112,718	1,283,937	1,012,850

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	149,693	148,552	220,618

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	(193,603)	504,444	478,170
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,510,011	3,316,408	3,820,852

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	¥3,316,408	¥3,820,852	¥4,299,022

Supplemental information:
Cash paid during the year for—
Interest	¥225,679	¥1,098,815	¥2,514,801

Income tax payments, net	¥114,623	¥94,263	¥26,050

F-1
2

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

	Millions of yen
	Year ended March 31
	2022	2023	2024
Cash and cash equivalents reported in Cash and cash equivalents	¥3,316,238	¥3,820,685	¥4,239,359
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	170	167	59,663

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥3,316,408	¥3,820,852	¥4,299,022

Non-cash
—
Total amount of
right-of-use
assets recognized for the years ended March 31, 2022, 2023 and 2024 were ¥32,208 million, ¥36,032 million and ¥29,374 million, respectively.

The accompanying notes are an integral part of these consolidate
d fi
nancial statements.

F-1
3

NOMURA H
OLD
INGS, INC.
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
Nomura operates its business through various divisions based on the nature of specific products and services, its main client base and management structure. Nomura reports operating results through three
business segments: Retail, Investment Management, and Wholesale. Nomura renamed the Retail Division as the “Wealth Management Division”, effective April 1, 2024 to reflect the transformation of business model.
In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Investment Management segment, Nomura mainly provides various investment management services and investment solutions such as establishing and managing investment trusts, discretionary investment services for Japanese and overseas investors, investment and management for investment vehicles and for funds for institutional investors, and management of silent partnerships (“
Tokumei kumiai
”). In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory.
Basis of presentation—
The accounting and financial reporting policies of Nomura are based on accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers including Accounting Standard Codification (“ASC”) 940 “Financial Services — Brokers and Dealers” (“ASC 940”).
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
”(“ASC 825”) and reported

F-1
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

within
Trading assets, Private equity and debt investments or Other assets
—
Other
in consolidated balance sheets, depending on the nature and purpose of the investments. These investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment. Where an other-than-temporary impairment is deemed to exist, the equity method investment is written down to its fair value, which establishes a new carrying value to be used prospectively.
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
Use of estimates—
Nomura uses accounting estimates to prepare these consolidated financial statements and they require difficult, subjective and complex judgments by management. Such estimates determined by management to be material include estimates regarding the fair value of financial instruments. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on these consolidated financial statements.
Various references are made throughout the notes to these consolidated financial statements where critical accounting estimates based on management judgment have been made, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and how these estimates affect the amounts reported in these consolidated financial statements.
Fair value of financial instruments—
A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of income and/ or the consolidated statements of comprehensive income. Use of a fair value measurement is either specifically required under U.S. GAAP or Nomura makes an election to use a fair value measurement for certain eligible items under the fair value option permitted by ASC 825.
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

F-1
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Allowance for current expected credit losses—
Management recognizes allowance for current expected credit losses on financial assets not carried at fair value and certain off-balance
sheet financial instruments including unfunded loan commitments in accordance with ASC 326,
“Financial Instruments – Credit Losses”
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
In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities or other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and sel ling

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are carried at fair value and reported within
Trading assets
in the consolidated balance sheets with the change in fair value reported within
Revenue
—
Net gain on trading
in the consolidated statements of inc
ome.
Foreign currency translation—
The financial statements of the Company’s subsidiaries and operations are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries and operations which have a functional currency other than Japanese Yen are translated into Japanese Yen at exchange rates at the balance sheet date, and all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are reported in the consolidated statements of comprehensive income, net of applicable income taxes within
Other comprehensive income (loss)
and within
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
Trading assets and trading liabilities—
Trading assets
primarily comprise debt securities, equity securities and derivative assets which are recognized on the consolidated balance sheets on a trade date basis and loans which are recognized on the consolidated balance sheets on a sett lement date basis
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Trading liabilities
primarily comprise short sales of securities and derivative liabilities, which are recognized on the consolidated balance sheets on a trade date basis. Trading assets and liabilities are carried at fair value and changes in fair value are generally reported within
Revenue
—
Net gain on trading
in the consolidated statements of income.
Certain non-derivative trading liabilities are held to economically hedge the price risk of specific investments in equity securities held for operating purposes. Changes in fair value of these trading liabilities are reported within
Revenue—Gain (loss) on investments in equity securities
in the consolidated statements of income.
Collateralized agreements and collateralized financing—
Collateralized agreements
consist of reverse repurchase agreements reported as
Securities purchased under agreements to resell
and securities borrowing transactions reported as
Securities borrowed
.
Collateralized financing
consists

of repurchase agreements reported as
Securities sold under agreements to repurchase
, securities lending transactions reported as
Securities loaned
and certain other secured borrowings.
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
Nomura also enters into Japanese repo transactions (“Gensaki Repo”) which are the standard type of repurchase agreement used in Japanese financial markets. These transactions contain margin requirements, rights of security substitution, and certain restrictions on the client’s right to sell or repledge the transferred securities and are accounted for as collateralized agreements or collateralized financing transactions and are recognized on the consolidated balance sheets at the amount that the securities were originally acquired or sold.
Securities borrowing and lending transactions are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. These transactions are generally cash collateralized and are recognized on the consolidated balance sheets at the amount of cash collateral advanced or received. Allowances for current expected credit losses recognized against securities borrowing transactions are not significant due to an ongoing monitoring of collateral and the short expected life of these transactions. Where Nomura receives securities rather than cash in a securities lending transaction and such securities can be sold or pledged as collateral, Nomura recognizes the securities received at fair value which are reported in the consolidated balance sheets within
Other assets
—
Other
and the obligation to return those securities as a liability within
Other liabilities.
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
—
Offsetting
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
All Nomura-owned assets pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically in the consolidated balance sheets as assets pledged within
Trading assets
.
See Note 5
“Collateralized transactions”
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

commitments. Derivatives held for
non-trading
purposes comprise derivatives formally designated as fair value or net investment hedges under ASC 815 “
Derivatives and Hedging
” (“ASC 815”) or economic expense hedges as follows:

•
Fair value hedges
—Nomura designates certain derivative as fair value hedges of interest rate risk and foreign exchange risk arising from specific financial liabilities and foreign currency denominated non-trading
debt securities, respectively. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged financial assets and liabilities through the consolidated statements of income within
Interest expense
and
Revenue
—
Other
, respectively.

•
Net investment hedges
—Nomura designates certain derivatives as hedges of the net investment in foreign operations related to specific subsidiaries with functional currencies other than the Japanese Yen. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within
Revenue
—
Net gain on trading
. All other movements in fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within
Accumulated other comprehensive income (loss)
.

•
Economic expense hedges
—Nomura designates certain derivatives as economic expense hedges to manage equity price risk or foreign currency risk of certain expenses arising from forecasted transactions or firm commitments. Changes in fair value of these derivatives are reported in the same line item in the consolidated statements of income where expenses arising from the hedged transactions are reported.

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
Modifications of loans from debtors experiencing financial difficulty
Prior to April 1, 2023, modifications of loans where the borrower was deemed to be in financial difficulty and Nomura granted, or expected to grant, a financial concession that Nomura would not otherwise consider were accounted for as troubled debt restructurings (“TDRs”). The specific accounting for TDRs was eliminated by ASU 2022-02 “
Financial instruments — Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures
” which NHI adopted effective from April 1, 2023. See “
New accounting pronouncements adopted during the current year
” for further information on the changes introduced by ASU 2022-02.
See Note 7 “
Financing receivables
” for further information including how allowances for current expected credit losses under ASC 326 are determined and how modifications of loans are accounted for.
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
Office buildings, land, equipment and facilities—
Office buildings, land, equipment and facilities, owned and held for use by Nomura are carried at cost, net of accumulated depreciation and amortization, except for land, which is carried at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of income.
Leases and subleases entered into by Nomura as either lessor or lessee are classified as either operating or finance leases on inception date in accordance with ASC 842
“Leases”.
On lease commencement date, Nomura as lessee recognizes
right-of-use
(“ROU”) assets and lease liabilities which are reported in the consolidated balance sheets within
Other assets—Office buildings, land, equipment and facilities
and
Other liabilities
, respectively.
Lease liabilities are initially measured at the present value of the future minimum lease payments over the expected lease term. The future minimum lease payments are discounted using a relevant Nomura incremental borrowing rate as derived from information available at lease commencement date. The expected lease term is generally determined based on the contractual maturity of the lease, and adjusted for periods covered by options to extend or terminate the lease when Nomura is reasonably certain to exercise those options. ROU assets are initially measured at the amount of lease liabilities, and adjusted for any prepaid lease payments, initial direct costs incurred and any lease incentives received.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

After lease commencement date, for operating leases Nomura as lessee recognizes lease expense over the lease term generally on a straight-line basis in the consolidated statements of income within
Occupancy and related depreciation
or
Information processing and communications
. While for finance leases, Nomura recognizes amortization charges of ROU assets over the lease term and interest expense on finance lease liabilities.
Depreciation and amortization expenses of owned assets are generally computed using the straight-line method and recognized over the estimated useful lives of each asset. The estimated useful life of an asset considers technological change, normal deterioration and actual physical usage by Nomura. Leasehold improvements are depreciated over the shorter of their useful life or the term of corresponding lease.
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
See Note 8 “
Leases
” for further information.
Investments in equity securities—
Nomura holds minority investments in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships.
These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported in the consolidated balance sheets within
Other assets
—
Investments in equity securities
, with changes in fair value reported in the consolidated statements of income within
Revenue
—
Gain (loss) on investments in equity securities
.
Other
non-trading
debt and equity securities—
Certain subsidiaries within Nomura hold debt securities and minority stakes in equity securities for non-trading
purposes.
Non-trading
securities held by these subsidiaries are carried at fair value and reported in the consolidated balance sheets within
Other assets
—
Non-trading
debt securities
and
Other assets
—
Other
, with changes in fair value reported in the consolidated statements of income within
Revenue—Other
. Realized gains and losses on
non-trading
securities are reported in the consolidated statements of income within
Revenue—Other
.
Short-term and long-term borrowings—
Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain substantive features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Changes in the fair value of structured notes elected for the fair value option are reported in the consolidated statements of income within Revenue—Net gain on trading
, except for those attributable to Nomura’s own creditworthiness which are reported in the consolidated statements of comprehensive income, net of applicable income taxes within
Other comprehensive income
(loss)
.
See Note 10 “
Borrowings
” for further information.
Income taxes—
Deferred tax assets and liabilities are recognized in the consolidated balance sheets to reflect the expected future tax consequences of operating loss carryforwards, tax credit carryforwards and temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is established against deferred tax assets for tax benefits available to Nomura that are not deemed more likely than not to be realized.
Deferred tax assets and deferred tax liabilities that relate to the same tax-paying
component within a particular tax jurisdiction are offset in the consolidated balance sheets. Net deferred tax assets and net deferred tax liabilities are reported in the consolidated balance sheets within
Other assets
—
Other
and
Other liabilities
.
Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each reporting period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.
Nomura reports income
tax-related
interest and penalties in the consolidated statements of income within
Income tax expense
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

See Note 14 “
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
Compensation cost recognized for stock-based and other compensation awards is reported in the consolidated statements of income within
Compensation and benefits
.
See Note 13 “
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
See Note 11 “
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
Defined benefit plans
Plan assets and benefit obligations, as well as the net periodic benefit cost of a defined benefit pension or post-retirement benefit plan, are recognized based on various actuarial assumptions such as discount rates, expected return on plan assets and future compensation levels at the balance sheet date. Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets and

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unrecognized prior service costs or credits are amortized to net periodic benefit cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits. The overfunded or underfunded status of a plan is reported within
Other assets
—
Other
or
Other liabilities
in the consolidated balance sheets, and changes in funded status are reflected in net periodic benefit cost in the consolidated statements of income within
Compensation and benefits
or
Other
and in the consolidated statements of comprehensive income, net of applicable income taxes within Other comprehensive income (loss).
Defined contribution plans
The net periodic pension and other benefit cost of defined contribution plans is recognized in the consolidated statements of income within Compensation and benefits when the employee renders service to Nomura, which generally coincides with when contributions to the plan are made.
See Note 12 “
Employee benefit plans
” for further information.
New accounting pronouncements adopted during the current year—
The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted since April 1, 2023, the date of adoption by Nomura and whether the new accounting pronouncement has had a material financial impact on these consolidated financial statements on adoption or prospectively since adoption:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2022-02 “Financial instruments – Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures”
•  Eliminates specific recognition and measurement guidance for troubled debt restructurings (“TDRs”). Single guidance to be applied to all modifications when determining whether a modification results in a new receivable or a continuation of an existing receivable.

•  Requires to use a discounted cash flow (“DCF”) or reconcilable method for measurement of current expected credit losses for modified receivables is removed; where a DCF method is used for the measurement, an effective interest rate (EIR) derived from the modified contractual terms should be applied.
•  Enhances disclosures by creditors for modifications of receivables from debtors experiencing financial difficulty in the form of principal forgiveness, an interest rate reduction, other-than-insignificant payment delay or term extension.
		Nomura has adopted the amendments prospectively from April 1, 2023.	No material financial impact on initial adoption and since adoption. See Note 7. “ Financing receivables ” for related new disclosures.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated financial statements

•  Augments the current requirements for public business entity creditors to disclose current-period gross write-offs by year of origination (i.e., the vintage year) for financing receivables and net investments in leases.

Future accounting developments—
The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2024, the expected date of adoption by Nomura and whether the new accounting pronouncement may have a material financial impact on these consolidated financial statements on initial adoption or prospectively:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated financial statements
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
		Nomura will adopt the amendments prospectively from April 1, 2024.	No material financial impact expected.

ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”
•  Enhances segment reporting by introducing incremental interim and annual disclosure requirements for more disaggregated expense information about a public entity’s reportable segments and expanding frequency of existing segment disclosures.

•  Requires annual disclosures of information about the chief operating decision maker.

•  Clarifies circumstances where disclosure of more than one measure of a segment’s profit or loss are permitted.
		Nomura currently plans to adopt the amendments retrospectively from March 31, 2025.	No material financial impact expected.

ASU 2023-08 “Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets”
•  Requires all
in-scope
crypto assets be subsequently measured at fair value at each reporting period through earnings.

•  Presentation of
in-scope
crypto assets in the financial statements to be shown separately from other intangible assets.
		Nomura currently plans to adopt the amendments based on a modified retrospective approach from April 1, 2025.	No material financial impact expected.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated financial statements
• Introduces new disclosure requirements for in-scope crypto assets applicable to all entities.

ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”

•  Introduces incremental annual disclosures for disaggregated information about an entity’s effective tax rate reconciliation and information on income taxes paid.

•  Removes certain existing disclosure requirements in relation to unrecognized tax benefits and temporary differences for which a deferred tax liability is not recognized.
		Nomura currently plans to adopt the amendments prospectively from April 1, 2025.	No material financial impact expected.
Voluntary change in accounting policy which Nomura will adopt from April 1, 2024
—
Effective from April 1, 2024, Nomura has changed its accounting policy in respect of how accounting guidance provided by ASC 940 is applied to the Company and its consolidated subsidiaries. For the year ended March 31, 2024 and prior, ASC 940 was applied on a consolidated basis to all entities included within the consolidated financial statements of Nomura. Effective from April 1, 2024, the Company and consolidated subsidiaries that are not registered as a broker-dealer (“non-BD entities”) no longer apply ASC 940.
This accounting policy change is primarily due to a planned expansion of Nomura’s banking and investment management business and is therefore intended to allow certain non-BD entities to prospectively classify purchases of new non-trading debt securities as either held to maturity (“HTM”) or available for sale (“AFS”) as defined in ASC 320 “
Investments - Debt Securities
”. Non-trading debt securities classified as HTM are securities that a non-BD entity has both the ability and the intent to hold until maturity and are carried at amortized cost while non-trading debt securities classified as AFS will be carried at fair value with changes in fair value reported in the consolidated statements of comprehensive income, net of applicable income taxes within
Other comprehensive income (loss)
and in the consolidated balance sheets, net of applicable income taxes within
Accumulated other comprehensive income (loss)
, a component of NHI shareholders’ equity.
As retrospective application of this accounting policy change is impracticable since it would require use of hindsight regarding historical accounting matters such as the initial classification of non-trading debt securities, Nomura has applied this new accounting policy prospectively from April 1, 2024.
As part of this accounting policy change, existing loans for trading purposes and non-trading debt securities held by non-BD entities elect the fair value option on April 1, 2024 and therefore will continue to be measured at fair value through earnings. A similar election will be made for subsequent originations or purchases of loans held for trading purposes. Such loans will continue to be reported in
Trading assets
in the consolidated balance sheet with changes in fair value reported in the consolidated statements of income within
Revenue—Net gain on trading
.
Following the accounting policy change, fair value changes of non-trading debt securities newly acquired on or after April 1, 2024 and classified as HTM or AFS by non-BD entities will not be recognized through earnings, unless an impairment loss is recognized.

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
Increases and decreases in the fair value of assets and liabilities may significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate risk, although these hedges are also subject to unpredictable movements in the market.
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
Fair value hierarchy
Certain financial instruments carried at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:
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
The availability of valuation inputs observable in the market varies by type of financial instrument and can be affected by a variety of factors. Significant factors include, but are not restricted to, the prevalence of similar financial instruments in the market, especially for those which are customized, how established the financial instrument is in the market, for example, whether it is a new financial instrument or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current market data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.
Significant judgments used in determining the classification of financial instruments include the nature of the market in which the financial instrument would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar financial instruments.
Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in determining fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.
Certain criteria used to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments carried at fair value on a recurring basis as of March 31, 2023 and 2024 within the fair value hierarchy.

	Billions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2023
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥1,906	¥1,111	¥4	¥—	¥3,021
Private equity and debt investments (5)	25	—	52	—	77
Japanese government securities	1,627	—	—	—	1,627
Japanese agency and municipal securities	—	157	2	—	159
Foreign government, agency and municipal securities	3,566	2,221	8	—	5,795
Bank and corporate debt securities and loans for trading purposes	—	1,268	258	—	1,526
Commercial mortgage-backed securities (“CMBS”)	—	—	0	—	0
Residential mortgage-backed securities (“RMBS”)	—	3,402	8	—	3,410
Issued/Guaranteed by government sponsored entity	—	3,265	—	—	3,265
Other	—	137	8	—	145
Real estate-backed securities	—	58	95	—	153
Collateralized debt obligations (“CDOs”) and other (6)	—	35	28	—	63
Investment trust funds and other	307	3	2	—	312

Total trading assets and private equity and debt investments	7,431	8,255	457	—	16,143

Derivative assets (7)
Equity contracts	2	1,052	11	—	1,065
Interest rate contracts	73	12,593	133	—	12,799
Credit contracts	8	232	36	—	276
Foreign exchange contracts	0	4,171	49	—	4,220
Commodity contracts	1	2	—	—	3
Netting	—	—	—	(16,943)	(16,943)

Total derivative assets	84	18,050	229	(16,943)	1,420

Subtotal	¥7,515	¥26,305	¥686	¥(16,943)	¥17,563

Loans and receivables (8)	—	1,498	191	—	1,689
Collateralized agreements (9)	—	286	17	—	303
Other assets (2)
Non-trading debt securities	87	247	3	—	337
Other (3)(4)	188	164	196	—	548

Total	¥7,790	¥28,500	¥1,093	¥(16,943)	¥20,440

Liabilities:
Trading liabilities
Equities	¥2,068	¥13	¥1	¥—	¥2,082
Japanese government securities	1,469	—	—	—	1,469
Japanese agency and municipal securities	—	5	—	—	5
Foreign government, agency and municipal securities	3,579	1,021	0	—	4,600
Bank and corporate debt securities	—	232	3	—	235
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	158	—	0	—	158

Total trading liabilities	7,274	1,271	4	—	8,549

Derivative liabilities (7)
Equity contracts	3	1,602	5	—	1,610
Interest rate contracts	45	12,080	122	—	12,247
Credit contracts	14	276	68	—	358
Foreign exchange contracts	0	4,090	30	—	4,120
Commodity contracts	—	3	—	—	3
Netting	—	—	—	(16,329)	(16,329)

Total derivative liabilities	62	18,051	225	(16,329)	2,009

Subtotal	¥7,336	¥19,322	¥229	¥(16,329)	¥10,558

Short-term borrowings (11)	¥ —	¥446	¥30	¥—	¥476
Payables and deposits (10)(12)	—	142	17	—	159
Collateralized financing (9)	—	749	—	—	749
Long-term borrowings (11)(13)(14)	27	4,437	493	—	4,957
Other liabilities (15)	108	175	21	—	304

Total	¥7,471	¥25,271	¥790	¥(16,329)	¥17,203

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2024
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,931	¥1,353	¥8	¥—	¥4,292
Private equity and debt investments (5)	—	3	80	—	83
Japanese government securities	1,919	—	—	—	1,919
Japanese agency and municipal securities	—	182	0	—	182
Foreign government, agency and municipal securities	3,677	2,450	3	—	6,130
Bank and corporate debt securities and loans for trading purposes	—	1,543	173	—	1,716
Commercial mortgage-backed securities (“CMBS”)	—	9	0	—	9
Residential mortgage-backed securities (“RMBS”)	—	3,071	35	—	3,106
Issued/Guaranteed by government sponsored entity	—	2,923	—	—	2,923
Other	—	148	35	—	183
Real estate-backed securities	—	37	122	—	159
Collateralized debt obligations (“CDOs”) and other (6)	—	35	46	—	81
Investment trust funds and other	393	1	3	—	397

Total trading assets and private equity and debt investments	8,920	8,684	470	—	18,074

Derivative assets (7)
Equity contracts	2	3,228	9	—	3,239
Interest rate contracts	17	12,766	146	—	12,929
Credit contracts	1	236	47	—	284
Foreign exchange contracts	1	4,836	47	—	4,884
Commodity contracts	1	2	—	—	3
Netting	—	—	—	(19,815)	(19,815)

Total derivative assets	22	21,068	249	(19,815)	1,524

Subtotal	¥8,942	¥29,752	¥719	¥(19,815)	¥19,598

Loans and receivables (8)	2	1,808	291	—	2,101
Collateralized agreements (9)	—	454	12	—	466
Other assets (2)
Non-trading debt securities	112	202	21	—	335
Other (3)(4)	371	59	253	—	683

Total	¥9,427	¥32,275	¥1,296	¥(19,815)	¥23,183

Liabilities:
Trading liabilities
Equities	¥2,597	¥28	¥0	¥—	¥2,625
Japanese government securities	2,098	—	—	—	2,098
Japanese agency and municipal securities	—	6	—	—	6
Foreign government, agency and municipal securities	3,206	645	—	—	3,851
Bank and corporate debt securities	—	175	1	—	176
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	188	—	0	—	188

Total trading liabilities	8,089	854	1	—	8,944

Derivative liabilities (7)
Equity contracts	3	3,820	4	—	3,827
Interest rate contracts	18	12,102	114	—	12,234
Credit contracts	0	290	93	—	383
Foreign exchange contracts	0	4,620	44	—	4,664
Commodity contracts	0	5	—	—	5
Netting	—	—	—	(19,166)	(19,166)

Total derivative liabilities	21	20,837	255	(19,166)	1,947

Subtotal	¥8,110	¥21,691	¥256	¥(19,166)	¥10,891

Short-term borrowings (11)	¥—	¥628	¥23	¥—	¥651
Payables and deposits (10)(12)	—	168	15	—	183
Collateralized financing (9)	—	978	—	—	978
Long-term borrowings (11)(13)(14)	22	5,627	474	—	6,123
Other liabilities (15)	283	66	44	—	393

Total	¥8,415	¥29,158	¥812	¥(19,166)	¥19,219

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives assets or liabilities.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
Investments that are carried at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2023 and March 31, 2024, the fair values of these investments which are included in
Trading assets and private equity and debt investments
were ¥47 billion and ¥59 billion, respectively. As of March 31, 2023 and March 31, 2024, the fair values of these investments which are included in
Other assets—Others
were ¥3 billion and ¥3 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)
Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of ¥69,475 million and ¥28,185 million, respectively, as of March 31, 2023 and ¥78,708 million and ¥26,380 million, respectively, as of March 31, 2024.

(5)
Private equity and debt investments
include minority private equity and venture capital equity investments and other junior debt investments such as mezzanine debt held for non-trading
purposes, and
post-IPO
investments. These investments also include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

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
Equities
and equity securities reported within
Other assets
—
Equities and equity securities reported within
Other assets
include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market
prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whil
e
 rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2023 and 2024, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.
Private equity and debt investments
—
The determination of fair value of unlisted equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third party evidence of a change in value. Adjustments are also made, in the absence of third party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/Earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, PE data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.
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
Investment trust funds and other
—
Publicly traded funds which are valued based on quoted prices in active markets are classified in Level 1 of the fair value hierarchy. Investments in funds that are not publicly traded but Nomura has the ability to redeem its investment at NAV per share on the balance sheet date are valued at NAV and classified in Level 2. Investments in funds which are valued using significant unobservable valuation inputs such as credit spreads of issuer and correlation are classified in Level 3. Investment in funds that are carried at fair value using NAV per share as a practical expedient are not classified in the fair value hierarchy.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Derivatives
—
Foreign exchange contracts
—
Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.
Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.
Loans and receivables
—
The fair value of loans and receivables carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans and receivables are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans and receivables, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer or recovery rates used in DCF valuations are significant and unobservable.
Collateralized agreements
and
Collateralized financing
—
The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.
Non-trading
debt securities
—
These are debt securities held by certain
non-trading
subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as
Government, agency and municipal securities
and
Bank and corporate debt securities
described above.
Short-term
and
long-term borrowings (“Structured notes”)
—
Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).
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
Long-term borrowings (“Secured financing transactions”)
—
Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “
Transfer and Servicing
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
Level 3 financial instruments
The valuation of Level 3 financial instruments is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current
price quotes, price quotes that vary substantially either over time or among market makers, non-executable
broker quotes or little publicly released information.
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
Quantitative and qualitative information regarding significant unobservable valuation inputs
The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2023 and 2024. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥4	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	52	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5 – 17.5% 0.0 – 2.0% 7.5 – 10.9% 5.0 – 30.0%	10.1% 0.7% 9.8% 17.1%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios	2.0 – 11.7 x	8.4 x	Higher fair value	No predictable interrelationship
			PE Ratios	11.3 – 24.3 x	14.4 x	Higher fair value
			Liquidity discounts	5.0 – 20.0%	11.0%	Lower fair value

Foreign government, agency and municipal securities	8	DCF	Credit spreads Recovery rates	0.0 – 1.7% 6.3 – 18.0%	0.7% 8.1%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	258	DCF	Credit spreads Recovery rates	0.0 – 21.8% 0.0 – 100.0%	5.7% 83.1%	Lower fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)

Residential mortgage backed securities (“RMBS”)	8	DCF	Yields Prepayment rates Loss severities	17.7 – 28.6% 12.0 – 15.0% 0.4 – 99.6%	24.3% 13.2% 20.3%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	95	DCF	Loss severities	1.3 – 70.0%	9.2%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	28	DCF	Yields Prepayment rates Default probabilities Loss severities	6.0 – 38.9% 18.0 – 20.0% 2.0% 50.0 – 100.0%	13.9% 19.0% 2.0% 52.6%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	2	DCF	Liquidity discounts	0.0 – 2.0%	1.0%	Lower fair value	Not applicable

Derivatives, net:
Equity contracts	¥6	Option models	Dividend yield Volatilities Correlations	0.0 – 25.1% 15.4 – 108.6% (0.85) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	11	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	1.0 – 4.4% 10.7 – 14.1% 38.5 – 147.4 bp (1.00) – 1 .00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(32)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.1 – 348.3% 0.0 – 90.0% 55.5 – 61.1% 0.23 – 0.9 0	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	19	Option models	Volatilities Correlations	1.0 – 23.6% 0.18 – 0.74	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	191	DCF	Credit spreads Recovery rates	0.0 – 25.8% 22.1 – 100.0%	7.1% 74.5%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	17	DCF	Repo rate	2.8 – 6.0%	3.4%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	3	DCF	Credit spreads	0.0%	0.0%	Lower fair value	Not applicable

Other (7)	196	DCF	WACC Growth rates	11.2% 3.0%	11.2% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.0 – 5.4 x 7.4 – 30.8 x 0.3 – 1.6 x 25.0 – 30.0%	4.4 x 10.3 x 0.8 x 29.8%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)

Liabilities:
Trading Liabilities
Bank and corporate debt securities	3	DCF	Recovery rates	4.5 – 95.0%	65.5%	Higher fair value	Not applicable

Short-term borrowings	30	DCF/ Option models	Volatilities Correlations	15.4 – 100.6% (0.80) – 0.95	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	17	DCF/ Option models	Volatilities Correlations	10.7 – 11.3% 0.40 – 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	493	DCF	Loss severities	0.0 – 30.0%	9.0%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	10.5 – 100.6% 51.9 – 63.6 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	21	DCF	Recovery rates	40.0 – 98.5%	89.9%	Higher fair value	Not applicable

	March 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥8	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	80	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5 – 17.0% 0.0 – 2.0% 7.9 – 11.0% 5.0 – 30.0%	9.2% 0.6% 9.6% 15.2%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios	3.4 – 12 .0 x	9.2 x	Higher fair value	No predictable interrelationship
			PE Ratios	11.9 – 28.7 x	16.0 x	Higher fair value
			Liquidity discounts	5.0 – 20.0%	10.0%	Lower fair value

Foreign government, agency and municipal securities	3	DCF	Credit spreads Recovery rates	0.0 – 1.3% 0.5 – 12.0%	0.6% 1.7%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	173	DCF	Credit spreads Recovery rates	0.0 – 29.2% 0.0 – 100.0%	6.6% 74.7%	Lower fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL ST
ATE
MENTS—(Continued)

	March 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Residential mortgage backed securities (“RMBS”)	35	DCF	Yields Prepayment rates Loss severities	18.3 – 41.9% 12 .0 – 15 .0% 0.0 – 100 .0%	30.9% 13.4% 68.3%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	122	DCF	Loss severities	0.0 – 26.1%	3.5%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	46	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	5.5 – 50.4% 20 .0% 2 .0% 0.0 – 100 .0% 0.0 – 0.1%	12.4% 20 .0% 2 .0% 37.6% 0.0%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	3	DCF	Liquidity discounts	0.0 – 3.9%	2.7%	Lower fair value	Not applicable

Derivatives, net:
Equity contracts	¥5	Option models	Dividend yield Volatilities Correlations	0.0 – 11.6% 4.4 – 140.8% (0.95) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	32	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.6 – 4.5% 10.1 – 13.6% 24.3 – 401.5 bp (1 .00 ) – 1 .00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(46)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 21 .0% 15 .0 – 100 .0% 35 .0 – 47.9% 0.24 – 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	3	Option models	Volatilities Correlations	6.5 – 18.9% 0.21 – 0.7 0	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	291	DCF	Credit spreads Recovery rates	0.0 – 33.6% 42.1 – 100 .0%	8.1% 90.3%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	12	DCF	Repo rate	3.1%	3.1%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	21	DCF	Credit spreads	4.8 – 6.3%	5 .0%	Lower fair value	Not applicable

Other (7)	253	DCF	WACC Growth rates	11.1% 3 .0%	11.1% 3 .0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.2 – 6.9 x 7.9 – 35.9 x 0.4 – 1.5 x 25.0 – 30.0%	5.2 x 13.6 x 0.9 x 29.7%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Liabilities:
Short-term borrowings	23	DCF/ option models	Volatilities Correlations	5 .0 – 63.8% (0.83) – 0.97	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	15	DCF/ option models	Volatilities Correlations	10.3– 11.0% 0.4 0 – 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	474	DCF	Loss severities	17.9 – 99.3%	95.6%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities	5 .0 – 63.8%	—	Higher fair value	No predictable interrelationship
			Volatilities Correlations	37.8 – 97.6 bp (1 .00) – 0.98	— —	Higher fair value Higher fair value

Other liabilities	44	DCF	Recovery rates	40 .0 – 94 .0%	85.5%	Higher fair value	Not applicable

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

(5)
The impact of an increase in the significant unobservable valuation input on the fair value measurement for a derivative assumes Nomura is long risk to the input (such as being long volatility). Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

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
—Equity contracts
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

D
eriva
tives
—Interest rate contracts
—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels. The range of volatilities is wide as volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable valuation inputs are spread across the ranges.
Derivatives
—Credit contracts
—The significant unobservable valuation inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.
Derivatives
—Foreign exchange contracts
—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges (e.g., versus the U.S. Dollar) while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.
Short-term borrowings and Long-term borrowings
—The significant unobservable valuation inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.
Movements in Level 3 financial instruments
The following tables present gains and losses as well as increases and decreases of financial instruments carried at fair value on a recurring basis which Nomura classified in Level 3 of the fair value hierarchy for the years ended March 31, 2023 and 2024. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.
For the years ended March 31, 2023 and 2024, gains and losses related to Level 3 assets and liabilities d id
not have a material impact on Nomura’s liquidity and capital resources manageme
n
t.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2023
	Balance as of April 1, 2022	Total gains (losses) recognized in net revenu e (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of March 31, 2023
Assets:
Trading assets and private equity and debt investments
Equities	¥14	¥(2)	¥—	¥11	¥(13)	¥—	¥1	¥1	¥(8)	¥4
Private equity and debt investments	32	11	—	27	(18)	—	0	—	—	52
Japanese agency and municipal securities	2	0	—	0	0	—	—	—	—	2
Foreign government, agency and municipal securities	10	0	—	15	(17)	—	0	1	(1)	8
Bank and corporate debt securities and loans for trading purposes	220	(3)	—	273	(266)	—	13	100	(79)	258
Commercial mortgage-backed securities (“CMBS”)	7	0	—	0	0	—	—	0	(7)	0
Residential mortgage-backed securities (“RMBS”)	8	(1)	—	3	(12)	—	0	10	0	8
Real estate-backed securities	79	(10)	—	160	(141)	—	7	—	—	95
Collateralized debt obligations (“CDOs”) and other	26	(6)	—	69	(69)	—	2	10	(4)	28
Investment trust funds and other	0	0	—	64	(62)	—	0	0	—	2

Total trading assets and private equity and debt investments	398	(11)	—	622	(598)	—	23	122	(99)	457

Derivatives, net (3)
Equity contracts	10	(4)	—	—	—	(23)	(4)	11	16	6
Interest rate contracts	(11)	(6)	—	—	—	14	1	9	4	11
Credit contracts	(33)	24	—	—	—	(5)	(3)	0	(15)	(32)
Foreign exchange contracts	10	2	—	—	—	5	2	0	0	19

Total derivatives, net	(24)	16	—	—	—	(9)	(4)	20	5	4

Subtotal	¥374	¥5	¥—	¥622	¥(598)	¥(9)	¥19	¥142	¥(94)	¥461

Loans and receivables	¥205	¥21	¥—	¥85	¥(123)	¥—	¥12	¥65	¥(74)	¥191
Collateralized agreements	16	0	—	—	—	—	1	—	—	17
Other assets
Non-trading debt securities	—	0	—	0	—	—	1	2	—	3
Other	197	(12)	0	10	(14)	—	14	1	—	196

Total	¥792	¥14	¥0	¥717	¥(735)	¥(9)	¥47	¥210	¥(168)	¥868

Liabilities:
Trading liabilities
Equities	¥0	¥(1)	¥—	¥0	¥(2)	¥—	¥0	¥2	¥—	¥1
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	0
Bank and corporate debt securities	3	0	—	2	(6)	—	0	7	(3)	3
Collateralized debt obligations (“CDOs”) and other	0	—	—	1	(1)	—	0	—	—	—
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥3	¥(1)	¥—	¥3	¥(9)	¥—	¥0	¥9	¥(3)	¥4

Short-term borrowings	58	(4)	0	43	(32)	—	0	10	(53)	30
Payables and deposits	8	1	0	17	0	—	—	8	(15)	17
Long-term borrowings	479	4	7	238	(152)	—	2	114	(177)	493
Other liabilities	32	16	—	5	(2)	—	3	0	(1)	21

Total	¥580	¥16	¥7	¥306	¥(195)	¥—	¥5	¥141	¥(249)	¥565

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2024
	Balance as of April 1, 2023	Total gains (losses) recognized in net revenu e (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of March 31, 2024
Assets:
Trading assets and private equity and debt investments
Equities	¥4	¥0	¥—	¥28	¥(21)	¥—	¥1	¥3	¥(7)	¥8
Private equity and debt investments	52	12	—	18	(3)	—	1	—	—	80
Japanese agency and municipal securities	2	—	—	—	0	—	—	—	(2)	0
Foreign government, agency and municipal securities	8	1	—	5	(8)	—	0	3	(6)	3
Bank and corporate debt securities and loans for trading purposes	258	(2)	—	322	(410)	—	23	45	(63)	173
Commercial mortgage-backed securities (“CMBS”)	0	0	—	0	0	—	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	8	0	—	34	(8)	—	1	—	0	35
Real estate-backed securities	95	(1)	—	241	(227)	—	14	—	—	122
Collateralized debt obligations (“CDOs”) and other	28	(2)	—	124	(102)	—	2	0	(4)	46
Investment trust funds and other	2	0	—	48	(47)	—	0	—	0	3

Total trading assets and private equity and debt investments	457	8	—	820	(826)	—	42	51	(82)	470

Derivatives, net (3)
Equity contracts	6	(1)	—	—	—	(4)	1	4	(1)	5
Interest rate contracts	11	(5)	—	—	—	(5)	3	(21)	49	32
Credit contracts	(32)	(3)	—	—	—	6	(4)	(5)	(8)	(46)
Foreign exchange contracts	19	(12)	—	—	—	(5)	3	1	(3)	3

Total derivatives, net	4	(21)	—	—	—	(8)	3	(21)	37	(6)

Subtotal	¥461	¥(13)	¥—	¥820	¥(826)	¥(8)	¥45	¥30	¥(45)	¥464

Loans and receivables	¥191	¥23	¥—	¥142	¥(118)	¥—	¥28	¥69	¥(44)	¥291
Collateralized agreements	17	1	—	—	(8)	—	2	—	—	12
Other assets
Non-trading debt securities	3	1	—	1	(4)	—	0	20	—	21
Other	196	27	0	12	(6)	—	23	—	1	253

Total	¥868	¥39	¥0	¥975	¥(962)	¥(8)	¥98	¥119	¥(88)	¥1,041

Liabilities:
Trading liabilities
Equities	¥1	¥(1)	¥—	¥7	¥(8)	¥—	¥0	¥0	¥(1)	¥0
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	—
Bank and corporate debt securities	3	2	—	5	(6)	—	0	3	(2)	1
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	0	—	—	—	—	—
Investment trust funds and other	0	0	—	—	0	—	0	—	—	0

Total trading liabilities	¥4	¥1	¥—	¥12	¥(14)	¥—	¥0	¥3	¥(3)	¥1

Short-term borrowings	30	(1)	0	59	(59)	—	2	5	(15)	23
Payables and deposits	17	0	0	3	—	—	1	4	(10)	15
Long-term borrowings	493	(40)	(2)	285	(276)	—	7	55	(132)	474
Other liabilities	21	6	—	29	(3)	—	3	0	0	44

Total	¥565	¥(34)	¥(2)	¥388	¥(352)	¥—	¥13	¥67	¥(160)	¥557

(1)
Includes gains and losses reported primarily within
Net gain on trading, Gain on private equity and debt investments, and also within
Gain (loss) on investments in equity securities, Revenue
—Other
and
Non-interest
expenses
—Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the years ended March 31, 2023 and March 31, 2024.
(5)
Transfers into Level
 3
indicate certain valuation inputs of a financial instrument become unobservable or significant.
Transfers out of Level
 3
indicate certain valuation inputs of a financial instrument become observable or insignificant. See “
Quantitative and qualitative information regarding significant unobservable valuation inputs”
above for the valuation inputs of each financial instruments.

Unrealized gains and losses recognized for Level 3 financial instruments
The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2023 and 2024, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2023	2024

	Unrealized gains / (losses) (1)
Assets:
Trading assets and private equity and debt investments
Equities	¥(2)	¥0
Private equity and debt investments	9	11
Japanese agency and municipal securities	0	—
Foreign government, agency and municipal securities	(1)	1
Bank and corporate debt securities and loans for trading purposes	13	(7)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	1
Real estate-backed securities	2	1
Collateralized debt obligations (“CDOs”) and other	(6)	(4)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	15	3

Derivatives, net (2)
Equity contracts	7	1
Interest rate contracts	(8)	(39)
Credit contracts	1	8
Foreign exchange contracts	0	(14)

Total derivatives, net	0	(44)

Subtotal	¥15	¥(41)

Loans and receivables	14	22
Collateralized agreements	0	0
Other assets
Non-Trading debt Securities	0	1
Other	(7)	9

Tota l	¥22	¥(9)

Liabilities:
Trading liabilities
Equities	¥0	¥—
Foreign government, agency and municipal securities	0	0

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31
	2023	2024

	Unrealized gains / (losses) (1)
Bank and corporate debt securities	0	1

Total trading liabilities	¥0	¥1

Short-term borrowings (3)	(3)	0
Payables and deposits (3)	1	0
Long-term borrowings (3)	22	(21)
Other liabilities	0	3

Tota l	¥20	¥(17)

(1)
Includes gains and losses reported within
Net gain on trading, Gain on private equity and debt investments
, and also within
Gain(loss) on investments in equity securities, Revenue
—
Other
and
Non-interest
expenses
—
Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(3)
Includes unrealized gains and losses of ¥7 billion and ¥(1)

billion for the years ended March 31, 2023 and 2024 recognized in
Other comprehensive income (loss) fo
r recurring Level 3 fair value measurements held at the end of the reporting period.

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
The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2023 and 2024. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2023
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥12	¥1	Monthly	Same day -30 days
Venture capital funds	11	9	—	—
Private equity funds	24	10	—	—
Real estate funds	3	1	—	—

Total	¥50	¥21

	Billions of yen
	March 31, 2024
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥10	¥3	Monthly	Sam e day-30 days
Venture capital funds	15	6	—	—
Private equity funds	33	13	—	—
Real estate funds	4	0	—	—

Total	¥62	¥22

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The frequency with which Nomura is permitted to redeem investments.
(3)	The range in prior notice period for redemption.
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

•
Certain loans receivables and receivables from customers reported within
Loans and Receivables
which are risk managed on a fair value basis and undrawn loan commitments related to such loans receivable expected to be funded. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
or
Revenue
—
Net gain on trading
.
The following table presents gains (losses) due to changes in fair value for financial instruments carried at fair value using the fair value option for the years ended March 31, 2022, 2023 and 2024.

	Billions of yen
	Year ended March 31
	2022	2023	2024

	Gains/(Losses) (1)
Assets:
Trading assets and private equity and debt investments (2)
Trading assets	¥1	¥(1)	¥0
Private equity and debt investments	6	2	2
Loans and receivables	39	35	54
Collateralized agreements (3)	(1)	0	6
Other assets (2)	(3)	(12)	22

Total	¥42	¥24	¥84

Liabilities:
Short-term borrowings (4)	¥60	¥208	¥13
Payables and deposits	4	7	8
Collateralized financing (3)	3	(5)	(17)
Long-term borrowings (4)(5)	275	298	(110)
Other liabilities (6)	4	7	(1)

Total	¥346	¥515	¥(107)

(1)	Includes gains and losses reported primarily within Revenue – Net gain on trading and Revenue —Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.
As of March 31, 2023 and 2024, Nomura held an economic interest of 39.32% and 39.57% in American Century Companies, Inc., respectively. The investment is carried at fair value on a recurring basis through election of the fair value option and is reported within
Other assets – Other
in the consolidated balance sheets
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In determining instrument-specific credit risk relating to loans and receivables elected for the fair value option, for floating-rate instruments substantially all the changes in fair value are attributable to changes in instrument-specific credit risk whereas for fixed-rate loans and receivables, gains and losses may also be attributable to changes in interest rates. In those instances, allocations are generally made based on analysis of borrower-specific credit spread and recovery information, where available, to determine the impact of instrument-specific credit risk.
For the year ended March 31, 2022 changes in gains and losses attributable to instrument-specific credit risk of loans and receivables elected for the fair value option were primarily due to an increase in the estimated fair value of receivables recognized for claims in connection with the U.S. Prime Brokerage Event elected to be measured at fair value. Changes in gains and losses attributable to instrument-specific credit risk from other loans and receivables were not significant.
For the year ended March 31, 2023, changes in gains and losses attributable to instrument-specific credit risk of loans and receivables elected for the fair value option were primarily due to a recovery of the claims with the U.S. Prime Brokerage Event elected to be measured at fair value. Changes in gains and losses attributable to instrument-specific credit risk for other loans and receivables were not significant. See Note 20 “
Segment and geographic information
” for further information on this recovery of the claims.
For the year ended March 31, 2024, there was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risks.
Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.
The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in the consolidated statements of comprehensive income during the years ended March 31, 2023 and 2024 in respect of financial liabilities elected for the fair value option recognized in other comprehensive income during the years. The following table also presents amounts reclassified to the consolidated statements of income from accumulated other comprehensive income on early settlement of such financial liabilities during the years ended March 31, 2023 and 2024 and the cumulative amounts recognized in accumulated other comprehensive income as of March 31, 2023 and 2024.

	Billions of yen
	Year ended March 31
	2023	2024
Changes recognized as a credit (debit) to other comprehensive income	¥95	¥(82)
Credit (debit) amounts reclassified to earnings	0	0
Cumulative credit balance recognized in accumulated other comprehensive income	145	56
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
Long-term borrowings
.
As of March 31, 2024, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥48 billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the fair value option was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Long-term borrowings
for which the fair value option was elected was ¥444 billion less than the principal balance of such
Long-term borrowings
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment by Investment companies
Nomura carries all of investments by investment companies under ASC 946 “
Financial Services—Investment Companies
” at fair value, with changes in fair value recognized through the consolidated statements of income.
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
, represented 16% of total assets as of March 31, 2023 and 15% as of March 31, 2024.
The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2023 and 2024. See Note 3 “
Derivative instruments and hedging activities
” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2023
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥1,786	¥2,561	¥2,309	¥925	¥7,581

	Billions of yen
	March 31, 2024
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥2,101	¥3,139	¥1,469	¥1,522	¥8,231

(1)
Other than above, there were ¥324 billion and ¥248 billion of government, agency and municipal securities reported within
Other assets
—
Non-trading
debt securities
in the consolidated balance sheets as of March 31, 2023 and 2024, respectively. These securities are primarily Japanese government, agency and municipal securities.

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
Long-term borrowings
.
The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument not carried at fair value on a recurring basis in the consolidated balance sheets as of March 31, 2023 and 2024.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2024 (1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥4,239	¥4,239	¥4,239	¥—	¥—
Time deposits	546	546	—	546	—
Deposits with stock exchanges and other segregated cash	370	370	—	370	—
Loans receivable (2)	5,467	5,464	—	4,057	1,407
Securities purchased under agreements to resell	15,621	15,621	—	15,609	12
Securities borrowed	5,374	5,374	—	5,374	—

Total	¥31,617	¥31,614	¥4,239	¥25,956	¥1,419

Liabilities:
Short-term borrowings	¥1,055	¥1,055	¥—	¥1,032	¥23
Deposits received at banks	2,356	2,356	—	2,341	15
Securities sold under agreements to repurchase	16,870	16,870	—	16,870	—
Securities loaned	2,133	2,133	—	2,133	—
Other secured borrowings	393	393	—	393	—
Long-term borrowings	12,452	12,478	22	11,953	503

Total	¥35,259	¥35,285	¥22	¥34,722	¥541

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.
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
As of March 31, 2024, there were no significant amount of assets or liabilities which were measured at fair value on a nonrecurring basis.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.
Nomura maintains active trading positions in a variety of derivatives. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivatives to meet clients’ specific financial needs and investors’ demands in the securities markets. Nomura also offers a variety of derivatives to its clients in adjusting their risk profiles in interest rate, foreign exchange and other market and credit risk exposures. In performing certain of these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.
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
Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may contain combined interest rate and foreign exchange exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.
To the extent these derivatives are economically hedging underlying financial instruments held by Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.
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
non-Japanese
Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within Revenue
—Net gain on trading.
All other movements in the fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within
Accumulated other comprehensive income (loss)
.
Concentrations of credit risk for derivatives
Although Nomura’s exposures to financial instruments are broadly diversified across different types of financial instrument, counterparty and geographical location generally, a significant portion of derivatives are entered into with other financial institutions. The following tables present Nomura’s significant concentration of credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2023 and 2024. The gross fair value of derivative assets represents the maximum amount of loss that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the financial instruments and any collateral or other security Nomura held to offset or partially offset such credit risk exposures was of no value.

	Billions of yen
	March 31, 2023
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥15,296	¥(12,885)	¥(1,855)	¥556

	Billions of yen
	March 31, 2024
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥17,644	¥(14,853)	¥(2,173)	¥618
Derivative activities
The following tables present the notional value and fair value of derivatives as of March 31, 2023 and 2024. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the table based on the primary risk type of the financial instrument. Changes in the fair value of derivatives are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income, depending on the purpose for which the derivatives are used.

		Billions of yen
		March 31, 2023
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥39,203	¥1,065	¥1,610
Interest rate contracts	3,423,357	12,799	12,065
Credit contracts	35,007	276	358
Foreign exchange contracts	337,616	4,219	4,120
Commodity contracts	257	3	3

Total	¥3,835,440	¥18,362	¥18,156

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥2,828	¥0	¥180
Foreign exchange contracts	164	1	0

Total	¥2,992	¥1	¥180

Total derivatives	¥3,838,432	¥18,363	¥18,336

		Billions of yen
		March 31, 2024
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥78,829	¥3,239	¥3,827
Interest rate contracts	3,810,866	12,929	12,014
Credit contracts	42,965	284	383
Foreign exchange contracts	420,052	4,881	4,664
Commodity contracts	325	3	5

Total	¥4,353,037	¥21,336	¥20,893

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,291	¥0	¥219
Foreign exchange contracts	190	3	—

Total	¥3,481	¥3	¥219

Total derivatives	¥4,356,518	¥21,339	¥21,112

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
The amounts reported include derivatives used for
non-trading
purposes other than those designated as formal fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant as of March 31, 2023 and March 31, 2024.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
210-20
and ASC 815 are met.
The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2023 and 2024 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC
210-20
and ASC 815 are not met. Derivative

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out
and offsetting rights are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2023		March 31, 2024
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Equity contracts
OTC settled bilaterally	¥649	¥880	¥2,397	¥2,609
Exchange-traded	416	730	842	1,218
Interest rate contracts
OTC settled bilaterally	11,535	10,976	11,575	10,889
OTC centrally-cleared	1,191	1,226	1,339	1,329
Exchange-traded	73	45	15	16
Credit contracts
OTC settled bilaterally	182	252	240	341
OTC centrally-cleared	86	92	43	41
Exchange-traded	8	14	1	1
Foreign exchange contracts
OTC settled bilaterally	4,220	4,120	4,884	4,664
Commodity contracts
OTC settled bilaterally	2	3	3	5
Exchange-traded	1	—	0	0

Total gross derivative balances (2)	¥18,363	¥18,338	¥21,339	¥21,113
Less: Amounts offset in the consolidated balance sheets (3)	(16,943)	(16,329)	(19,815)	(19,166)

Total net amounts reported on the face of the consolidated balance sheets (4)	¥1,420	¥2,009	¥1,524	¥1,947

Less: Additional amounts not offset in the consolidated balance sheets (5)
Financial instruments and non-cash collateral	¥(394)	¥(315)	¥(567)	¥(394)

Net amount	¥1,026	¥1,694	¥957	¥1,553

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2023, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥479 billion and ¥753 billion, respectively. As of March 31, 2024, the gross balance of such derivative assets and derivative liabilities was ¥402 billion and ¥730 billion, respectively.

(3)
Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC

210-20 and ASC
 815. As of March 31, 2023, Nomura offset a total of ¥1,591 billion of cash collateral receivables against net derivative liabilities and ¥2,205 billion of cash collateral payables against net derivative assets. As of March 31, 2024, Nomura offset a total of ¥1,902 billion of cash collateral receivables against net derivative liabilities and ¥2,551 billion of cash collateral payables against net derivative assets.

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

(5)
Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC
210-20
and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2023, a total of ¥298 billion of cash collateral receivables and ¥673 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2024, a total of ¥240 billion of cash collateral receivables and ¥938 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “
Collateralized transactions
”.
Derivatives used for trading purposes
Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within
Revenue—Net gain on trading
.
The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2022, 2023 and 2024 related to derivatives used for trading and non-trading
purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Year ended March 31
	2022	2023	2024
Derivatives used for trading and non-trading purposes (1) :
Equity contracts	¥(36)	¥88	¥(194)
Interest rate contracts	198	76	468
Credit contracts	(118)	45	12
Foreign exchange contracts	27	434	142
Commodity contracts	87	(4)	27

Total	¥158	¥639	¥455

(1) Includes
net gains (losses) on derivatives used for
non-trading
purposes which are not designated as fair value or net investment hedges. For the year ended March 31, 2022, 2023 and 2024, net gains (losses) for these non-trading
derivatives were not significant.

Fair value hedges
Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.
The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2023 and 2024.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued

	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024
Long-term borrowing s	¥2,659	¥3,087	¥168	¥201	¥2	¥3

Total	¥2,659	¥3,087	¥168	¥201	¥2	¥3

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within
Interest expense
and
Revenue-Other
, respectively together with the change in fair value of the hedged items. Similar to interest payables arising from hedged long-term borrowings, cash flows from interest rate contracts designated as fair value hedges are reported as cash flows from operating activities in the consolidated statements of cash flows.
The following tables present gains (losses) included in the consolidated statements of income for the years ended March 31, 2022, 2023 and 2024 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2022	2023	2024
Derivatives designated as hedging instruments:
Interest rate contracts	¥85	¥92	¥(39)

Total	¥85	¥92	¥(39)

	Billions of yen
	Year ended March 31
	2022	2023	2024
Hedged items :
Long-term borrowings	¥(85)	¥(92)	¥39

Total	¥(85)	¥(92)	¥39

Net investment hedges
Nomura designates certain foreign currency derivatives, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains and losses arising from the derivatives and non-derivative
financial instruments designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within
Other comprehensive income (loss)-Change in cumulative translation adjustments
. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2022, 2023 and 2024.

	Billions of yen
	Year ended March 31
	2022	2023	2024
Hedging instruments:
Foreign exchange contracts	¥7	¥3	¥3

Total	¥7	¥3	¥3

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within
Revenue
—Net gain on trading
in the consolidated statements of income. The amounts of gains (losses) were not significant during the years ended March 31, 2022, 2023 and 2024.
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

In the event of a
one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 202
3
, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥11 billion.
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2024 was ¥755 billion with related collateral pledged of ¥619 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 2024, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥27 billion.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlying reference assets as of March 31, 2023 and 2024.

	Billions of yen
	March 31, 2023
	Carrying value (1) (Asset) / Liability	Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(29)	¥8,121	¥1,263	¥3,095	¥2,579	¥1,184	¥5,708
Credit default swap indices	(47)	6,839	1,339	2,601	2,284	615	3,886
Other credit risk related portfolio products	38	624	166	216	210	32	341
Credit-risk related options and swaptions	0	51	—	—	37	14	51

Total	¥(38)	¥15,635	¥2,768	¥5,912	¥5,110	¥1,845	¥9,986

	Billions of yen
	March 31, 2024
	Carrying value (1) (Asset) /Liability	Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(138)	¥9,746	¥1,849	¥3,125	¥3,251	¥1,521	¥6,994
Credit default swap indices	(126)	9,223	2,271	2,558	3,232	1,162	6,040
Other credit risk related portfolio products	19	1,011	142	256	580	33	755
Credit-risk related options and swaptions	0	49	—	—	20	29	10

Total	¥(245)	¥20,029	¥4,262	¥5,939	¥7,083	¥2,745	¥13,799

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

	Billions of yen
	March 31, 2023
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥227	¥1,405	¥2,378	¥2,530	¥781	¥800	¥8,121
Credit default swap indices	185	180	2,924	2,844	299	407	6,839
Other credit risk-related portfolio products	—	—	21	325	53	225	624
Credit risk-related options and swaptions	—	—	—	29	22	—	51

Total	¥412	¥1,585	¥5,323	¥5,728	¥1,155	¥1,432	¥15,635

	Billions of yen
	March 31, 2024
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥156	¥1,485	¥2,938	¥3,489	¥925	¥753	¥9,746
Credit default swap indices	38	40	3,257	5,251	265	372	9,223
Other credit risk-related portfolio products	—	—	19	631	18	343	1,011
Credit risk-related options and swaptions	—	—	16	16	17	—	49

Total	¥194	¥1,525	¥6,230	¥9,387	¥1,225	¥1,468	¥20,029

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.
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
borrowings
in the consolidated balance sheets.
Nomura entered into certain contemporaneous transactions involving the transfer of securities that are accounted for as sales, where substantially all of the economic exposures to the transferred securities are retained through total return swaps but does not retain control over the assets transferred. The following table provides information about relevant transactions outstanding as of March 31, 2023 and March 31, 2024.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31
	2023	2024
Gross cash proceeds received at transfer dates	¥69,535	¥69,383
Fair value of transferred securities at transfer dates	¥69,405	¥69,253
Fair value of transferred securities at reporting dates	¥59,199	¥54,627
Gross derivative liabilities arising from the transactions at reporting dates (1)	¥10,119	¥14,434

(1)
Amounts presented on
 a
gross basis, before the application of counterparty offsetting are included in
Trading liabilities
in the consolidated balance sheets as of March 31, 2023 and March 31, 2024. Of which ¥10,119 million and

¥
14,434

million are included in interest rate contracts used for trading purpose
s
as of March 31, 2023 and March 31, 2024 respectively as disclosed in Note 3 “
Derivative instruments and hedging activities
”.

4. Revenue from services provided to customers
Revenue by types of service
The following table presents revenue earned by Nomura from providing services to customers by relevant line item in the consolidated statements of income for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	Year ended March 31
	2022	2023	2024
Commissions	¥332,344	¥279,857	¥364,095
Fees from investment banking	149,603	113,208	173,265
Asset management and portfolio service fees	269,985	271,684	310,154
Other revenue	38,863	43,190	48,971

Total	¥790,795	¥707,939	¥896,485

Commissions
represent revenue principally from trade execution, clearing services and distribution of fund units primarily provided by the Retail Division, and to a lesser extent, the Wholesale Division. Nomura renamed the Retail Division as the “Wealth Management Division”, effective April 1, 2024 to reflect the transformation of business model. The following table shows a breakdown of
Commissions
for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	Year ended March 31
	2022	2023	2024
Brokerage commissions	¥236,353	¥190,778	¥242,687
Commissions for distribution of investment trust	43,695	30,268	56,241
Other commissions	52,296	58,811	65,167

Total	¥332,344	¥279,857	¥364,095

Fees from investment banking
represent revenue from financial advisory, underwriting and distribution primarily from the Wholesale Division, and to a lesser extent, the Retail Division. The following table shows the breakdown of
Fees from investment banking
for the years ended March 31, 2022, 2023 and 2024.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31
	2022	2023	2024
Equity underwriting and distribution fees	¥33,113	¥18,862	¥45,478
Debt underwriting and distribution fees	29,812	21,145	27,456
Financial advisory fees	64,240	53,946	61,560
Other fees	22,438	19,255	38,771

Total	¥149,603	¥113,208	¥173,265

Asset management and portfolio service fees
represent revenue from asset management services primarily from the Investment Management Division, and to a lesser extent, the Retail Division.
The following table shows the breakdown of
Asset management and portfolio service fees
for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	Year ended March 31
	2022	2023	2024
Asset management fees	¥171,056	¥171,327	¥193,468
Administration fees	79,572	76,157	88,201
Custodial fees	19,357	24,200	28,485

Total	¥269,985	¥271,684	¥310,154

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

•  Commitment fees where draw down of the facility is deemed remote are recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs are recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Provision of custodial and administrative services to customers
•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally are recognized on a straight-line basis over the term of the contract based on time elapsed.

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
The underlying contracts entered into by Nomura in connection with the services described above typically do not have significant financing components. If such components exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “
Revenue from Contracts with Customers
” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain any rights of return or similar features for the customer.
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
The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amount
s
of contract assets as of March 31, 2023 and 2024 w
ere
 not significant.

	Millions of yen
	March 31, 2023	March 31, 2024
Customer contract receivables	¥85,100	¥101,668
Contract liabilities (1)	5,226	6,073

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.
The balance of contract liabilities as of March 31, 2022 and 2023 were recognized as revenue for the year ended March 31, 2023 and 2024, respectively. Nomura recognized ¥4,876 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2023. Nomura recognized ¥3,347 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 202
4
.
Transaction price allocated to the remaining performance obligations
In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were ¥1,189 million as of

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2023 and ¥1,135 million as of March 31, 2024. As permitted by ASC 606, Nomura has elected not to disclose information about remaining performance obligations that have an individual estimated contract period of one year
or less. In addition, consideration arising from contracts with customers does not comprise any significant amount that is not included in transaction price.
Customer contract costs
As permitted by ASC 340 “
Other Assets and Deferred Costs,
” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amounts of deferred costs to obtain or fulfill customer contracts as of March 31, 2023 and 2024 were not significant.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2023 and 2024, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2023
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥35,030	¥4,280	¥35,414	¥1,825
Less: Amounts offset in the consolidated balance sheets (2)	(21,196)	—	(21,196)	—

Total net amounts as reported on the face of the consolidated balance sheets (3)	¥13,834	¥4,280	¥14,218	¥1,825

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(11,938)	(2,690)	(11,550)	(1,617)
Cash collateral	(14)	—	(1)	—

Net amount	¥1,882	¥1,590	¥2,667	¥208

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2024
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥41,288	¥5,371	¥42,537	¥2,465
Less: Amounts offset in the consolidated balance sheets (2)	(25,667)	—	(25,667)	—

Total net amounts as reported on the face of the consolidated balance sheets (3)	¥15,621	¥5,371	¥16,870	¥2,465

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(13,228)	(3,572)	(13,817)	(2,324)
Cash collateral	(9)	—	(2)	—

Net amount	¥2,384	¥1,799	¥3,051	¥141

(1)
Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2023, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥883 billion and ¥2,394 billion, respectively. As of March 31, 2023, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,449 billion and ¥137 billion, respectively. As of March 31, 2024, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,161 billion and ¥2,574 billion, respectively. As of March 31, 202
4
, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,512 billion and ¥69 billion, respectively.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.
For information on offsetting of derivatives, see Note 3 “
Derivative instruments and hedging activities
”.
Maturity analysis of repurchase agreements and securities lending transactions
The following tables present an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2023 and 2024. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2023
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥14,017	¥16,597	¥2,663	¥1,357	¥780	¥35,414
Securities lending transactions	1,002	243	55	498	27	1,825

Total gross recognized liabilities (2)	¥15,019	¥16,840	¥2,718	¥1,855	¥807	¥37,239

	Billions of yen
	March 31, 2024
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥18,513	¥17,317	¥3,747	¥2,024	¥936	¥42,537
Securities lending transactions	1,337	299	43	786	—	2,465

Total gross recognized liabilities (2)	¥19,850	¥17,616	¥3,790	¥2,810	¥936	¥45,002

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities transferred in repurchase agreements and securities lending transactions
The following tables present an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities and other financial assets transferred by Nomura to counterparties as of March 31, 2023 and 2024. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2023
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥251	¥1,598	¥1,849
Japanese government, agency and municipal securities	1,651	0	1,651
Foreign government, agency and municipal securities	28,039	74	28,113
Bank and corporate debt securities	2,639	128	2,767
Commercial mortgage-backed securities (“CMBS”)	—	—	—
Residential mortgage-backed securities (“RMBS”) (1)	2,657	—	2,657
Collateralized debt obligations (“CDOs”) and other	168	—	168
Investment trust funds and other	9	25	34

Total gross recognized liabilities (2)	¥35,414	¥1,825	¥37,239

	Billions of yen
	March 31, 2024
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥234	¥2,228	¥2,462
Japanese government, agency and municipal securities	2,506	0	2,506
Foreign government, agency and municipal securities	31,355	72	31,427
Bank and corporate debt securities	3,636	94	3,730
Commercial mortgage-backed securities (“CMBS”)	17	—	17
Residential mortgage-backed securities (“RMBS”) (1)	4,598	—	4,598
Collateralized debt obligations (“CDOs”) and other	190	—	190
Investment trust funds and other	1	71	72

Total gross recognized liabilities (2)	¥42,537	¥2,465	¥45,002

(1)
Includes ¥2,080 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2023. Includes ¥
3,842
billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2024.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateral received by Nomura
The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2023 and 2024.

	Billions of yen
	March 31
	2023	2024
The fair value of collateral received	¥53,857	¥62,456
The portion of the above received that has been sold (as reported as short sales within Trading liabilities in the consolidated balance sheets) or repledged	38,417	45,389
Collateral is generally sourced from securities purchased under agreement to resell, securities borrowing transactions, secured loans and from derivative transactions. Collateral is used together with owned securities and other financial assets to cover short sales, collateralize repurchase transactions, other secured financings and derivative transactions.
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
Investments in and advances to affiliated companies
in the consolidated balance sheets.
The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, where the secured party does not have the right to sell or repledge them by type of asset as of March 31, 2023 and 2024.

	Millions of yen
	March 31
	2023	2024
Trading assets:
Equities and convertible securities	¥194,486	¥212,165
Government and government agency securities	1,017,843	1,238,863
Bank and corporate debt securities	55,532	151,454
Residential mortgage-backed securities (“RMBS”)	2,527,124	2,360,053
Collateralized debt obligations (“CDOs”) and other (1)	12,383	12,959
Investment trust funds and other	10,411	570

	¥3,817,779	¥3,976,064

Non-trading debt securities (2)	106,319	94,421
Investments in and advances to affiliated companies (3)	¥14,023	¥14,976

(1)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABSs”) such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities issued by prefectures or ordinance-designated city.
(3)	Investments in and advances to affiliated companies comprise shares in Nomura Research Institute, Ltd.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of financial and non-financial
assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2023 and 2024.

	Millions of yen
	March 31
	2023	2024
Loans and receivables	¥354,508	¥409,145
Trading assets and private equity and debt investments	1,397,669	1,818,795
Office buildings, land, equipment and facilities	3,323	7,591
Non-trading debt securities	107,852	94,471
Investments in and advances to affiliated companies	3	2
Other	773	1,084

	¥1,864,128	¥2,331,088

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and derivative transactions. The above table also includes financial assets which continue to be recognized on the consolidated balance sheets as they fail the criteria for derecognition under ASC 860. The associated liabilities with these transactions are reported as trading balances of secured borrowings reported in
Long-term borrowings
. See Note 10 “
Borrowings
” for further information regarding
trading balances of secured borrowings
.
6. Securitizations and Variable Interest Entities:
Securitizations
Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, silent partnerships (“
Tokumei kumiai
”), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvements with these SPEs includes structuring the SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the financial assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the financial assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the financial assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Where Nomura retains an interest in the financial assets, including residual interests in the SPEs, any such interests are measured at fair value and reported within
Trading assets
in the consolidated balance sheets, with the change in fair value reported within
Revenue-Net
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
As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2023 and 2024, Nomura received cash proceeds from SPEs in new securitizations

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of ¥285 billion and ¥432 billion, respectively, and the associated gain on sale was ¥1 billion and ¥0 billion, respectively. For the years ended March 31, 2023 and 2024, Nomura received debt securities issued by these SPEs with an initial fair value of ¥458 billion and ¥253 billion, respectively, and cash inflows from third parties primarily on the sale of those debt securities of ¥436 billion and ¥227 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,745 billion and ¥6,747 billion as of March 31, 2023 and 2024, respectively. Those transferred financial assets are primarily
government, agency and municipal securities. Nomura’s retained interests were ¥168 billion and ¥160 billion as of March 31, 2023 and 2024, respectively. For the years ended March 31, 2023 and 2024, Nomura received cash flows of ¥26 billion and ¥23 billion, respectively, from the SPEs on such retained interests held in the SPEs.
Nomura does not provide any financial support to SPEs beyond its contractual obligations as of March 31, 2023 and 2024.
The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2023 and 2024.

	Billions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥161	¥—	¥161	¥161	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	7	7	2	5

Total	¥—	¥161	¥7	¥168	¥163	¥5

	Billions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥152	¥—	¥152	¥152	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	8	8	2	6

Total	¥—	¥152	¥8	¥160	¥154	¥6

As of March 31, 2023 and 2024, predominantly all of the retained interests held by Nomura were valued using significant observable inputs. The initial fair value of these retained interests are primarily level 2 in the fair value hierarchy.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the type and carrying value of financial assets included within
Trading assets
and
Loans receivable
which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2023 and 2024. These transfers are accounted for as secured financing transactions and generally reported within
Long-term borrowings.
The assets are pledged as collateral and cannot be removed unilaterally by Nomura and the liabilities are non-recourse
to Nomura.

	Billions of yen
	March 31
	2023	2024
Assets
Trading assets
Japanese government securities	¥1	¥1
Loans for trading purposes	25	69
Loans receivable	328	539

Total	¥354	¥609

Liabilities
Long-term borrowings	¥354	¥609

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
If Nomura has power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and through Nomura’s interest in the VIE, Nomura has the right to receive benefits or the obligation to absorb losses that could be potentially significant to the VIE, Nomura is the primary beneficiary of the VIE and consolidates the entity, provided that Nomura does not act as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds for which Nomura is the primary beneficiary.
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
The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2023 and 2024. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31
	2023	2024
Consolidated VIE assets
Cash and cash equivalents	¥23	¥73
Trading assets
Equities	491	539
Debt securities	491	613
CMBS and RMBS	27	94
Derivatives	0	1
Private equity and debt investments	35	49
Office buildings, land, equipment and facilities	49	15
Other	78	84

Total	¥1,194	¥1,468

Consolidated VIE liabilities
Trading liabilities
Derivatives	0	0
Borrowings
Short-term borrowings	94	220
Long-term borrowings	793	886
Other	5	6

Total	¥892	¥1,112

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the carrying amount of variable interests in unconsolidated VIEs and the maximum exposure to loss associated with these variable interests as of March 31, 2023 and 2024. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recognized in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

	Billions of yen
	March 31, 2023
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥18	¥—	¥18
Debt securities	64	—	64
CMBS and RMBS	3,376	—	3,376
Investment trust funds and other	164	—	164
Private equity and debt investments	21	—	21
Loans	936	—	936
Other	3	—	3
Commitments to extend credit and other guarantees	—	—	196

Total	¥4,582	¥—	¥4,778

	Billions of yen
	March 31, 2024
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥26	¥—	¥26
Debt securities	83	—	83
CMBS and RMBS	2,996	—	2,996
Investment trust funds and other	147	—	147
Private equity and debt investments	23	—	23
Loans	1,512	—	1,512
Other	22	—	22
Commitments to extend credit and other guarantees	—	—	224

Total	¥4,809	¥—	¥5,033

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying value of financing receivables measured on an amortized cost basis is adjusted for allowances for current expected credit losses defined by ASC 326 “
Financial Instruments
—
Credit Losses
” (“ASC 326”) where appropriate. Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within
Allowance for credit losses
.
Collateralized agreements
Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as
Securities borrowed
in the consolidated balance sheets, including those executed under Japanese Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash
collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those transactions carried at fair value through election of the fair value option, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the purchase price of the securities with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not typically significant either because of application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels or the short expected life of the financial instruments.
See Note 5 “
Collateralized transactions
” for more information about these types of financial instruments.
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
Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage activities provided by Nomura’s Retail Division (renamed as the “Wealth Management Division”, effective from April 1, 2024, to match the condition of business). These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional frequent margin calls in order to maintain a specified loan-to-value
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
Corporate loans are primarily commercial loans provided to corporate clients excluding loans at banks. Corporate loans include loans secured by real estate or securities and, unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks. Advances to affiliated companies include loans to affiliated companies.
The following tables present a summary of loans receivable reported within
Loans and receivables or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2023, and 2024 by portfolio segment.

	Millions of yen
	March 31, 2023
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥802,595	¥—	¥802,595
Short-term secured margin loans	457,273	—	457,273
Inter-bank money market loans	—	—	—
Corporate loans	1,103,869	1,650,115	2,753,984

Total loans receivables	¥2,363,737	¥1,650,115	¥4,013,852

Advances to affiliated companies	4,000	—	4,000

Total	¥2,367,737	¥1,650,115	¥4,017,852

	Millions of yen
	March 31, 2024
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥915,962	¥—	¥915,962
Short-term secured margin loans	608,332	—	608,332
Inter-bank money market loans	—	—	—
Corporate loans	1,870,316	2,074,585	3,944,901

Total loans receivables	¥3,394,610	¥2,074,585	¥5,469,195

Advances to affiliated companies	8,066	1,514	9,580

Total	¥3,402,676	¥2,076,099	¥5,478,775

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.
There were no significant purchases or sales of loans receivable during the years ended March 31, 2023 and 2024, respectively. There were also no significant reclassifications of loans receivable to or from trading assets during the years ended March 31, 2023 and 2024, respectively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net unamortized deferred fees and costs, unamortized premiums and discounts related to loans receivable carried at amortized cost were not significant as of March 31, 2023 and March 31, 2024.
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

•	Loans receivable;

•	Written unfunded loan commitments and other off-balance sheet financial instruments;

•	Cash deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties, reinsurance benefits, and net investments in finance leases.
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
Nomura has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2023 was not significant. The amount of accrued interest receivable as of March 31, 2024 was ¥13,653 million.
The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied.
Financial instruments subject to the CECL impairment model are written off when Nomura has deemed the loan or receivable as uncollectible, namely management believes there is no reasonable expectation of collecting future contractual cash flows and all commercially reasonable means of recovering outstanding principal and interest balances have been exhausted.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the year ended March 31, 2024.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments, other off-balance sheet financial instruments and certain deposits
•  Full loss rate model developed by Nomura’s Risk department

•  Measures expected credit losses based on probability of default (“PD”), Loss Given Default (“LGD”) and Exposure at Default (“EAD”) inputs.

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

The following table presents changes in the allowances for current expected credit losses for the years ended March 31, 2022 and 2023 and 2024 as determined using the CECL impairment model defined by ASC 326. The allo wa
nces decreased as of March 31, 2023 when compared to March 31, 2022 primarily as a result of the

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

write-off
of receivables in connection with the U.S. Prime Brokerage Event. See Note 20. “
Segment and geographic information
” for further information. The allowances increased as of March 31, 2024 when compared to March 31, 2023 primarily as a result of a provision for credit losses in connection with settlement failures with a broker counterparty.

	Millions of yen
	Year ended March 31, 2022
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	1,282	—	47,985	49,267	4,517	53,784
Provision for credit losses (2)	1,161	—	11,079	12,240	113	12,353
Write-offs	—	—	—	—	(1,231)	(1,231)
Other (4)(5)	(9)	—	3,289	3,280	(1,840)	1,440

Ending balance	¥2,434	¥—	¥62,353	¥64,787	¥1,559	¥66,346

	Millions of yen
	Year ended March 31, 2023
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	2,434	—	62,353	64,787	1,559	66,346
Provision for credit losses	672	—	898	1,570	4	1,574
Write-offs(3)	(1,523)	—	(61,604)	(63,127)	—	(63,127)
Other (4)(5)	(457)	—	1,283	826	213	1,039

Ending balance	¥1,126	¥—	¥2,930	¥4,056	¥1,776	¥5,832

	Millions of yen
	Year ended March 31, 2024
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	1,126	—	2.930	4,056	1,776	5,832
Provision for credit losses (2)	(341)	—	371	30	13,608	13,638
Write-offs	—	—	(1,908)	(1,908)	—	(1,908)
Other (5)	—	—	238	238	247	485

Ending balance	¥785	¥—	¥1,631	¥2,416	¥15,631	¥18,047

(1)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
Following default by a U.S. client in connection with the U.S. Prime Brokerage Event in March 2021, an additional provision for credit losses of ¥9,289 million was recognized during the year ended March 31, 2022. A provision for credit losses in connection with settlement failures with a broker cou
n
terparty was recognized during the year ended March 31, 2024.

(3)	Includes ¥59,025 million of write-offs in connection with the U.S. Prime Brokerage Event during the year ended March 31, 2023.
(4)
Includes a reduction in allowances for current expected credit losses of

¥2,535 million and ¥2,071
million in connection with the U.S. Prime Brokerage Event during the years ended March 31, 2022 and 2023 respectively
.

(5)	Primarily includes recoveries and foreign exchange movements. The amounts of recoveries for the year ended March 31, 2022 and 2023 and 2024 were not significant.
Modifications of loans from borrowers experiencing financial difficulty
In the ordinary course of business, Nomura may modify loans classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or for relationship reasons. Nomura adopted ASU 2022-02
“Financial instruments – Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures”
on April 1, 2023 as discussed in Note 1. The adoption of the ASU eliminated the recognition and measurement guidance for trouble debt restructurings (“TDRs”) and related disclosure requirements, and added new disclosures for the financial effect and subsequent performance of certain types of modifications of loans for borrowers experiencing financial difficulty. These modifications occur when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower including, but not limited to, interest rate reductions, term extensions, other-than-insignificant payment delays and principal forgiveness that would not otherwise have been required under the terms of the original agreement.
Expected credit losses for these types of modification which only involve modification of the loan’s terms (rather than receipt of assets in full or partial satisfaction) are now typically determined using a discounted cash flow analysis. Assets received in full or partial satisfaction of loans from borrowers experiencing financial difficulty are recognized at fair value.
The amounts of modifications of loans from borrowers experiencing financial difficulty which occurred during the year ended March 31, 2024 were not significant.
Prior to April 1, 2023, modifications of loans where the borrower was deemed to be in financial difficulty and Nomura has granted, or is expected to grant, a financial concession that Nomura would not otherwise consider were accounted for and reported as a TDRs. For the year ended March 31, 2023, the amounts of modification or restructuring of loans classified as TDRs were not significant.
Nonaccrual and past due loans
Loans are placed on a nonaccrual status if interest is deemed uncollectible. Nomura policy is to define interest as being uncollectible if the borrower is determined to be in financial difficulty or an interest or principal payment on the underlying loan is 90 days or more past due.
Where a loan is placed on a nonaccrual status, any accrued but unpaid interest receivable reversed against revenue and no further accrual of interest is permitted. Interest income is subsequently recognized when a cash payment is received from the borrower using the cash basis method.

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
As of March 31, 2023, there were ¥16,417 million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Corporate loans on a non-accrual
status as of March 31,2023 include ¥14,233
million of loans where an allowance for current expected credit losses was not recognized since the fair value of the collateral received was in excess of the value of the loan. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.

As of March 31, 2024, the amount of loans which were placed on a nonaccrual status was not significant. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present an analysis of each portfolio segment not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2023 and 2024.

	Millions of yen
	March 31, 2023
	2023	2022	2021	2020	2019	2018 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥104,543	¥152,888	¥5,960	¥8,050	¥14,817	¥16,047	¥—	¥302,305
BB-CCC	117,680	199,696	—	1,642	415	2,395	—	321,828
CC-D	—	—	—	—	—	—	—	—
Others (1)	55,842	45,404	—	—	—	—	—	101,246

Total secured loans at banks	¥278,065	¥397,988	¥5,960	¥9,692	¥15,232	¥18,442	¥—	¥725,379

Unsecured loans at banks:
AAA-BBB	¥4,673	¥9,297	¥9,169	¥9,513	¥11,036	¥25,806	¥—	¥69,494
BB-CCC	—	—	1,000	3,370	1,692	1,660	—	7,722
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥4,673	¥9,297	¥10,169	¥12,883	¥12,728	¥27,466	¥—	¥77,216

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	217,767	2,081	—	—	—	—	237,425	457,273

Total short-term secured margin loans	¥217,767	¥2,081	¥—	¥—	¥—	¥—	¥237,425	¥457,273

Secured corporate loans:
AAA-BBB	¥9,132	¥433,330	¥184,579	¥169,393	¥20,423	¥—	¥10,392	¥827,249
BB-CCC	598	8,242	7,322	14,954	23,811	20,791	69,260	144,978
CC-D	—	—	—	—	—	—	—	—
Others (1)	1,550	458	—	—	2	—	119	2,129

Total secured corporate loans	¥11,280	¥442,030	¥191,901	¥184,347	¥44,236	¥20,791	¥79,771	¥974,356

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	2,184	—	—	2,184
Others	200	3	472	166	—	126,488	—	127,329

Total unsecured corporate loans	¥200	¥3	¥472	¥166	¥2,184	¥126,488	¥—	¥129,513

Advances to affiliated companies
AAA-BBB	¥—	¥3,000	¥1,000	¥—	¥—	¥—	¥—	¥4,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥3,000	¥1,000	¥—	¥—	¥—	¥—	¥4,000

Total	¥511,985	¥854,399	¥209,502	¥207,088	¥74,380	¥193,187	¥317,196	¥2,367,737

(1)	Relate s to collateralized exposures where a specified ratio of LTV is maintained.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2024
	2024	2023	2022	2021	2020	2019 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥122,946	¥213,785	¥12,000	¥5,660	¥2,650	¥27,115	¥—	¥384,156
BB-CCC	108,558	215,226	5,086	—	995	283	—	330,148
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	139,104	—	—	—	—	—	139,104

Total secured loans at banks	¥231,504	¥568,115	¥17,086	¥5,660	¥3,645	¥27,398	¥—	¥853,408

Unsecured loans at banks:
AAA-BBB	¥4,075	¥9,904	¥2,844	¥8,449	¥6,352	¥25,099	¥—	¥56,723
BB-CCC	900	756	—	1,000	875	2,300	—	5,831
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥4,975	¥10,660	¥2,844	¥9,449	¥7,227	¥27,399	¥—	¥62,554

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	285,209	19,038	—	—	—	—	304,085	608,332

Total short-term secured margin loans	¥285,209	¥19,038	¥—	¥—	¥—	¥—	¥304,085	¥608,332

Secured corporate loans:
AAA-BBB	¥32,362	¥217,440	¥177,557	¥113,559	¥84,442	¥103,995	¥685,608	¥1,414,963
BB-CCC	—	25,759	17,018	12,591	32,187	8,204	161,371	257,130
CC-D	—	—	—	—	—	—	—	—
Others (1)	8,203	302	—	—	—	—	252	8,757

Total secured corporate loans	¥40,565	¥243,501	¥194,575	¥126,150	¥116,629	¥112,199	¥847,231	¥1,680,850

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	36,329	8,376	—	—	—	—	—	44,705
CC-D	—	—	—	—	—	—	—	—
Others	150	122	—	537	—	143,952	—	144,761

Total unsecured corporate loans	¥36,479	¥8,498	¥—	¥537	¥—	¥143,952	¥—	¥189,466

Advances to affiliated companies
AAA-BBB	¥—	¥4,066	¥3,000	¥1,000	¥—	¥—	¥—	¥8,066
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥4,066	¥3,000	¥1,000	¥—	¥—	¥—	¥8,066

Total	¥598,732	¥853,878	¥217,505	¥142,796	¥127,501	¥310,948	¥1,151,316	¥3,402,676

(1)	Relate s to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write offs for the year ended March 31, 2024 were not significant.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a definition of each of the internal ratings used in the Nomura.

Rating Range	Definition
AAA
Highest credit quality category. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but higher that of ‘AAA range.’

A
High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB
Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changes in circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB
Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B
Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—higher than that of ‘BB range.’

CCC
Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – higher than that of ‘B range.’

CC
An obligor or facility is currently highly vulnerable to insolvency or is under distressed debt restructuring. Due to insolvency concern or payment failure, a termination notice and close out is initiated. It also includes a solvent obligor past due on financial obligations by more than 3 months. The obligor continues to be a going-concern.

C	An obligor or facility is imminent to file for bankruptcy (i.e. Chapter 11 or equivalent) in the near-term. The going-concern status is about to cease; unless for an extraordinary turnaround event.

D
An Obligor or facility has filed for bankruptcy, administration, receivership, liquidation or other winding up or cessation of business of an obligor or other similar situations. D range includes sale of assets (i.e. loans) at a material loss of more than 30%, or the obligor is externally rated ‘D’ by any Designated External Rating Agencies.

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
The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31
	2023			2024
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate (1)	¥21	¥—	¥21	¥21	¥—	¥21
Aircraft	49,472	(741)	48,731	13,259	(184)	13,075

Total	¥49,493	¥(741)	¥48,752	¥13,280	¥(184)	¥13,096

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate u s ed by Nomura.
Nomura recognized lease income of ¥3,653 million, ¥1,795 million and ¥2,794 million
for the years ended March 31, 2022, 2023 and 2024, respectively. These are included in the consolidated statements of income within
Revenue
—
Other
.
The following table presents an analysis of future undiscounted lease payments receivable in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of March 31, 2024. Amounts in connection with finance leases were not significant.

Millions of yen
March 31, 2024
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥1,198
1 to 2 years	1,198
2 to 3 years	1,198
3 to 4 years	1,198
4 to 5 years	1,198
More than 5 years	6,876

Total	¥12,866

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
right-of-use
(“ROU”) assets recognized in connection with operating leases as of March 31, 2023 and 2024 were ¥170,993 million and
¥
166,730
 million, respectively. The total carrying values of ROU assets recognized in connection with finance leases as of March 31, 2023 and 2024 were not significant. These lease assets are reported within
Other assets-Office buildings, land, equipment and facilities in the consolidated balance sheets.
The following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the years ended March 31, 2022, 2023 and 2024. Amounts recognized in the consolidated statements of income in respect of finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions were not significant during the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	Year ended March 31
	2022	2023	2024
Lease expense:
Operating lease costs	¥47,643	¥47,268	¥48,125

Other income and expenses:
Gross sublease income	¥3,464	¥1,658	¥1,997
Lease cash flow information
Lease payments made in cash in connection with operating leases are classified as operating activity in the consolidated statements of cash flows. The initial recognition of ROU assets and lease liabilities on lease commencement date represents noncash transactions.
The following table presents cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating lease liabilities recorded under operating cash flows and the total amount of ROU assets and lease liabilities recognized during the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	Year ended March 31
	2022	2023	2024
Cash flows for operating leases	¥46,565	¥44,689	¥49,339
ROU assets recognized in connection with new operating leases	¥32,208	¥36,032	¥29,374

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of lease liabilities
The following table presents an analysis of future undiscounted lease payments under operating leases entered into by Nomura as lessee over the remaining lease term as of March 31, 2024 and also represents a reconciliation between total of such lease payments and the discounted carrying value of operating lease liabilities recognized in the consolidated balance sheets as of March 31, 2024. Finance lease liabilities were not significant as of March 31, 2024. These lease liabilities are reported within
Other liabilities
in the consolidated balance sheets.

Millions of yen
March 31, 2024
Operating leases
Years of payment
Less than 1 year	¥47,123
1 to 2 years	38,059
2 to 3 years	27,765
3 to 4 years	23,404
4 to 5 years	21,226
More than 5 years	42,877

Total undiscounted lease payments	¥200,454
Less: Impact of discounting	(10,640)

Lease liabilities as reported in the consolidated balance sheets	¥189,814

The following table presents the weighted-average discount rate used to measure lease liabilities and the weighted-average remaining lease term of operating leases as of March 31, 2023 and 2024.

	Year ended March 31
	2023	2024
	Operating leases	Operating leases
Weighted-average discount rate used to measure lease liabilities	1.5%	2.9%
Weighted-average remaining lease term	6.5 years	6.9 years
9. Other assets—Office buildings, land, equipment and facilities and Other / Other liabilities:
Office buildings, land, equipment and facilities
The following table presents a breakdown of owned and leased office buildings, land, equipment and facilities as of March 31, 2023 and 2024.

	Millions of yen
	March 31
	2023	2024
Land	¥38,752	¥42,914
Office buildings	56,802	54,657
Equipment and facilities	71,981	38,110
Software	117,780	130,280
Construction in progress	8,008	16,094
Operating lease ROU assets	170,993	166,730

Total	¥464,316	¥448,785

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization charges are reported within
Non-interest
expenses—Information processing and communications
in the amount of ¥
46,111
 million, ¥
48,893
 million, and ¥
47,244
 million, and in
Non-interest
expenses—Occupancy and related depreciation
in the amount of ¥
13,412
 million, ¥
12,531
 million, and ¥
14,096
 million for the years ended March 31, 2022, 2023 and 2024, respectively.

Other assets—Other / Other liabilities
The following table presents components of
Other assets
—
Other
and
Other liabilities
in the consolidated balance sheets as of March 31, 2023 and 2024.

	Millions of yen
	March 31
	2023	2024
Other assets — Other:
Securities received as collateral	¥268,591	¥332,363
Goodwill and other intangible assets	36,194	38,387
Net deferred tax assets (1)	22,645	24,254
Investments in equity securities for other than operating purposes (2)	249,865	299,638
Deposit receivables (4)	298,705	316,570
Prepaid expenses	19,727	22,811
Other	118,980	121,598

Total	¥1,014,707	¥1,155,621

Other liabilities:
Obligation to return securities received as collateral	¥268,591	¥332,363
Accrued income taxes	42,254	81,585
Net deferred tax liabilities (1)	93,834	85,301
Other accrued expenses and provisions (3)	479,491	596,684
Operating lease liabilities	193,883	189,814
Other	97,468	128,799

Total	¥1,175,521	¥1,414,546

Note: Prior period amounts have been reclassified to conform to the current year presentation.
(1)
Net deferred tax assets are deferred tax assets offset by deferred tax liabilities which relate to the same tax-paying component within a particular tax jurisdiction. Net deferred tax liabilities are deferred tax liabilities offset by deferred tax assets which relate to the same tax-paying component within a particular tax jurisdiction. See Note 14 “Income taxes” for further information.

(2)
Includes equity securities held for other than trading or operating purposes. These investments comprise listed equity securities and unlisted equity securities of ¥13,174 million and ¥236,691 million respectively, as of March 31, 2023, and ¥6,410 million and ¥293,228 million respectively, as of March 31, 2024. These securities are generally carried at fair value, with changes in fair value recognized and reported within
Revenue
—
Other
in the consolidated statements of income. Also includes equity securities without a readily determinable fair value of ¥65,365 million as of March 31, 2023 and 2024 respectively.

(3)
Includes a liability of ¥42,459 million and ¥21,177 million as of March 31, 2023 and 2024 respectively, in respect of all
outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated. See Note 19 “
Commitments, contingencies and guarantees
” for further information.

(4)	Includes Japan Securities Clearing Corporation’s clearing fund.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
An annual goodwill impairment test was performed in the quarter ended March 31, 2023 and 2024. The estimated fair value of Nomura’s reporting units was expected to exceed the carrying value of the reporting unit and therefore no impairment loss was recognized during the years ended March 31, 2023 and 2024.
The following tables present changes in goodwill, which are reported in the consolidated balance sheets within
Other assets
—
Other
for the years ended March 31, 2023 and 2024.

	Millions of yen
	Year ended March 31, 2023
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥106,554	¥(92,814)	¥13,740	¥2,289	¥—	¥1,191	¥110,034	¥(92,814)	¥17,220
Other	667	—	667	—	—	(249)	418	—	418

Total	¥107,221	¥(92,814)	¥14,407	¥2,289	¥—	¥942	¥110,452	¥(92,814)	¥17,638

	Millions of yen
	Year ended March 31, 2024
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥110,034	¥(92,814)	¥17,220	¥—	¥(723)	¥2,345	¥112,379	¥(93,537)	¥18,842
Other	418	—	418	—	—	—	418	—	418

Total	¥110,452	¥(92,814)	¥17,638	¥—	¥(723)	¥2,345	¥112,797	¥(93,537)	¥19,260

(1)	Includes currency translation adjustments.

NOMURA H
O
LDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finite-lived and indefinite-lived intangible assets
The following table presents finite-lived intangible assets by type as of March 31, 2023 and 2024.

	Millions of yen
	March 31, 2023			March 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥74,550	¥(66,465)	¥8,085	¥82,155	¥(75,237)	¥6,918
Other	2,239	(1,836)	403	3,275	(2,338)	937

Total	¥76,789	¥(68,301)	¥8,488	¥85,430	¥(77,575)	¥7,855

Amortization expenses for the years ended March 31, 2022, 2023 and 2024 were ¥1,717 million, ¥1,589 million and ¥2,479 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2025	¥976
2026	143
2027	91
2028	91
2029	91
The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥10,068 million and ¥11,272 million as of March 31, 2023 and 2024, respectively.
An annual impairment test was performed during the year
s
ended March 31,2023 and 2024 against these intangibles. The estimated fair value of each intangible exceeded carrying value and therefore no impairment loss was recognized.
Asset retirement obligations
Nomura recognizes a liability in the consolidated balances within
Other liabilities – Other
in respect of legal obligations incurred in connection with the restoration of leased property to its original condition at the end of the lease term. These asset retirement obligations (“AROs”) are recognized in the period when the legal obligation is incurred and are measured at the present value of the expected cost of the obligation.
The following table presents changes in AROs during the years ended March 31, 2023 and 2024.

	Millions of yen
	March 31
	2023	2024
Balance at beginning of year	¥14,240	¥14,196
Provision for the year	453	1,354
Settled during the year	(497)	(38)

Balance at end of year	¥14,196	¥15,512

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Borrowings:
The following table presents short-term and long-term borrowings of Nomura as of March 31, 2023 and 2024.

	Millions of yen
	March 31
	2023	2024
Short-term borrowings (1) :
Commercial paper	¥299,993	¥224,801
Bank borrowings	176,708	81,692
Other	531,840	748,224

Total	¥1,008,541	¥1,054,717

Long-term borrowings:
Long-term borrowings from banks and other financial institutions (2)	¥3,502,383	¥4,074,720
Bonds and notes issued (3) :
Fixed-rate obligations:
Japanese Yen denominated	872,588	1,252,324
Non-Japanese Yen denominated	3,042,649	4,116,627
Floating-rate obligations:
Japanese Yen denominated	893,832	546,628
Non-Japanese Yen denominated	409,160	571,108
Index / Equity-linked obligations:
Japanese Yen denominated	918,693	946,400
Non-Japanese Yen denominated	346,292	418,622

	6,483,214	7,851,709

Subtotal	9,985,597	11,926,429

Trading balances of secured borrowings	413,613	525,686

Total	¥10,399,210	¥12,452,115

(1)	Includes secured borrowings of ¥97,481 million and ¥144,920 million as of March 31, 2023 and March 31, 2024 respectively.
(2)	Includes secured borrowings of ¥84,999 million and ¥187,692 million as of March 31, 2023 and March 31, 2024 respectively.
(3)	Includes secured borrowings of ¥742,267 million and ¥903,662 million as of March 31, 2023 and March 31, 2024 respectively.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2023	2024
Debt issued by the Company	¥4,154,579	¥4,243,445
Debt issued by subsidiaries — guaranteed by the Company (1)	2,026,071	5,156,514
Debt issued by subsidiaries — not guaranteed by the Company (1)	4,218,560	3,052,156

Total	¥10,399,210	¥12,452,115

(1)	Includes trading balances of secured borrowings.
As of March 31, 2023, fixed-rate long-term borrowings mature between 2023 and 2067 with interest rates ranging from 0.00% to 42.44%. Floating-rate obligations, excluding perpetual subordinated debts, which are generally based on TIBOR, Tokyo Overnight Average rate and Secured Overnight Financing Rate, mature between 2023 and 2061 with interest rates ranging from 0.00% to 12.90%. Index / Equity-linked obligations mature between 2023 and 2053 with interest rates ranging from 0.00% to 28.20%.
As of March 31, 2024, fixed-rate long-term borrowings mature between 2024 and 2067 with interest rates ranging from 0.00% to 59.67%. Floating-rate obligations, excluding perpetual subordinated debts, which are generally based on TIBOR, Tokyo Overnight Average rate and Secured Overnight Financing Rate, mature between 2024 and 2062 with interest rates ranging from 0.00% to 13.18%. Index / Equity-linked obligations mature between 2024 and 2054 with interest rates ranging from 0.00% to 26.00%.
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
The following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges, as of March 31, 2023 and 2024.

	March 31
	2023	2024
Short-term borrowings	1.23%	1.97%
Long-term borrowings	2.09%	3.09%
Fixed-rate obligations	2.40%	3.73%
Floating-rate obligations	2.08%	2.90%
Index / Equity-linked obligations	1.09%	1.05%

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term borrowings
The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2024:

Year ending March 31	Millions of yen
2025	¥1,146,494
2026	2,148,270
2027	1,225,988
2028	942,368
2029	1,322,863
2030 and thereafter	5,140,446

Subtotal	11,926,429

Trading balances of secured borrowings	525,686

Total	¥12,452,115

Borrowing facilities
As of March 31, 2023 and 2024, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectively.
Subordinated borrowings
As of March 31, 2023 and 2024, subordinated borrowings were ¥414,500 million and ¥414,500 million, respectively.
11. Earnings per share:
Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income attributable to NHI shareholders by the weighted average number of the Company’s common stock outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of the Company’s common stock is adjusted to reflect all dilutive instruments where the Company’s common stock is potentially deliverable during the year. In addition, net income attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of net income amounts and the numbers of NHI shares of common stock used in the calculation of net income attributable to NHI shareholders per share in order to calculate basic and diluted earnings per share amounts for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2022	2023	2024
Basic—
Net income attributable to NHI shareholders	¥142,996	¥92,786	¥165,863

Weighted average number of NHI shares outstanding	3,063,524,091	3,006,744,201	3,017,128,412

Net income attributable to NHI shareholders per share	¥46.68	¥30.86	¥54.97

Diluted—
Net income attributable to NHI shareholders	¥142,861	¥92,606	¥165,701

Weighted average number of NHI shares outstanding	3,158,708,013	3,114,313,612	3,144,540,974

Net income attributable to NHI shareholders per share	¥45.23	¥29.74	¥52.69

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2022, 2023 and 2024 arising from options to purchase common stock issued by subsidiaries and affiliates.
The weighted average number of shares used in the calculation of diluted EPS reflects the potential issuance of the Company’s common stock arising from stock-based compensation plans which grant Stock Acquisition Rights and Restricted Stock Units (“RSUs”) by the Company and affiliates, which would have minimal impact on EPS for the years ended March 31, 2022, 2023 and 2024.
Antidilutive stock options and other stock-based compensation plans to purchase 9,716,800, 7,147,000 and 1,805,200 of the Company’s common s tock
were not included in the computation of diluted EPS for the years ended March 31, 2022, 2023 and 2024, respectively.
Subsequent
Events
On May 16, 2024, the Company adopted a resolution to grant RSUs and Performance Share Units (“PSUs”). See Note 13 “
Deferred compensation awards
” for further information.
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
Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥5,795 million and ¥5,681 million as of March 31, 2023 and 2024, respectively.
Net periodic benefit cost
The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2022, 2023 and 2024. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2022	2023	2024
Service cost	¥6,452	¥6,398	¥6,028
Interest cost	2,042	2,432	3,484
Expected return on plan assets	(6,055)	(5,968)	(5,658)
Amortization of net actuarial losses	3,955	3,818	3,021
Amortization of prior service cost	(1,599)	(1,607)	(1,603)

Net periodic benefit cost	¥4,795	¥5,073	¥5,272

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 13 years.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status
The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2023 and 2024.

	Millions of yen
	As of or for the year ended March 31
	2023	2024
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥293,039	¥265,143
Service cost	6,398	6,028
Interest cost	2,432	3,484
Actuarial gain	(22,749)	(14,049)
Benefits paid	(13,893)	(15,156)
Acquisition, divestitures and other	(84)	(11)

Projected benefit obligation at end of year	¥265,143	¥245,439

Change in plan assets:
Fair value of plan assets at beginning of year	¥231,461	¥219,462
Actual return on plan assets	(2,416)	10,219
Employer contributions	820	848
Benefits paid	(10,403)	(10,660)

Fair value of plan assets at end of year	¥219,462	¥219,869

Funded status at end of year	(45,681)	(25,570)

Amounts recognized in the consolidated balance sheets	¥(45,681)	¥(25,570)

The accumulated benefit obligation (“ABO”) was ¥265,143 million and ¥245,439 million as of March 31, 2023 and 2024, respectively.
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
The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2023 and
2024.

	Millions of yen
	March 31
	2023	2024
Plans with ABO in excess of plan assets:
PBO	¥47,672	¥45,899
ABO	47,672	45,899
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥47,672	¥45,899
ABO	47,672	45,899
Fair value of plan assets	—	—

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents
pre-tax
amounts of Japanese entities’ plans deferred in
Accumulated other comprehensive income (loss)
that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2024.

Millions of yen
For the year ended March 31, 2024

Net actuarial loss	¥43,239
Net prior service cost	(4,904)

Total	¥38,335

Pre-tax
amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2025

Net actuarial loss	¥1,650
Net prior service cost	(504)

Total	¥1,146

Assumptions
The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2023 and 2024.

	March 31
	2023	2024

Discount rate	1.3%	1.6%
Rate of increase in compensation levels	0.4%	0.5%
Interest crediting rate	2.8%	2.8%
The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2022, 2023 and 2024.

	Year ended March 31
	2022	2023	2024
Discount rate	0.7%	0.8%	1.3%
Rate of increase in compensation levels	0.3%	0.3%	0.4%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%
Interest crediting rate	2.9%	2.9%	2.8%
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
The plan assets of domestic plans target to invest 8% in equities (including private equity investments), 50% in debt securities, 28% in life insurance company general accounts, and 14% in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in portfolio assumptions.
For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “
Fair value measurements.
”
The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2023 and 2024 within the fair value hierarchy.

	Millions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Balance as of March 31, 2023
Pension plan assets:
Private equity and pooled investments (1)	¥—	¥1,718	¥23,078	¥24,796
Japanese government securities	21,704	—	—	21,704
Investment trust funds and other (2)(3)	—	19,918	26,328	46,246
Life insurance company general accounts	—	74,033	—	74,033
Other assets	—	24,334	—	24,334

Total	¥21,704	¥120,003	¥49,406	¥191,113

	Millions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Balance as of March 31, 2024
Pension plan assets:
Private equity and pooled investments (1)	¥—	¥905	¥16,321	¥17,226
Japanese government securities	14,411	—	—	14,411
Investment trust funds and other (2)(3)	—	16,773	27,022	43,795
Life insurance company general accounts	—	74,529	—	74,529
Other assets	—	31,196	—	31,196

Total	¥14,411	¥123,403	¥43,343	¥181,157

(1)	Includes corporate type equity investments.
(2)	Includes primarily debt investment funds. Hedge funds and real estate funds are also included.
(3)
Certain assets that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2023 and 2024, the fair values of these assets were ¥28,349 million and ¥38,712 million, respectively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Within the fair value measurement of plan assets of
non-Japanese
entities’ plans as of March 31, 2023, ¥44 million, ¥3,149 million and ¥26,497 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. Within the fair value measurement of plan assets of non-Japanese
entities’ plans as of March 31, 2024, ¥92 million, ¥3,388 million and ¥29,753 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.
See Note 2 “
Fair value measurements
” for further information regarding how Nomura estimates fair value for specific types of financial instruments.
The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2023
	Balance as of April 1, 2022	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2023
Private equity and pooled investments	¥29,081	¥(1,990)	¥(4,013)	¥23,078
Investment trust funds and other	27,575	2,211	(3,458)	26,328

Total	¥56,656	¥221	¥(7,471)	¥49,406

	Millions of yen
	Year ended March 31, 2024
	Balance as of April 1, 2023	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2024
Private equity and pooled investments	¥23,078	¥(316)	¥(6,441)	¥16,321
Investment trust funds and other	26,328	2,627	(1,933)	27,022

Total	¥49,406	¥2,311	¥(8,374)	¥43,343

The fair value measurement of plan assets of
non-Japanese
entities’ plans classified as Level 3 mainly consists of annuities which
 amounted to ¥26,497 million and ¥29,753 million as of March 31, 2023 and 2024, respectively. The amount of unrealized gain
(loss) of Level 3 assets amounted to ¥(9,705) million and ¥105 million for the years ended March 31, 2023 and 2024, respectively. The amounts of gains and losses other than above, purchases and sales, and transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2023 and 2024 were not significant.
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

Year ending March 31	Millions of yen
2025	¥17,302
2026	15,534
2027	14,747
2028	15,304
2029	13,913
2030-2034	57,231
Defined contribution pension plans—
In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese
subsidiaries have defined contribution pension plans.
Nomura contributed ¥6,709 million, ¥6,675 million and ¥6,656 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2022, 2023 and 2024, respectively.
The contributions to overseas defined contribution pension plans were ¥9,215 million, ¥11,964 million and ¥15,026 million for the years ended March 31, 2022, 2023 and 2024, respectively.
Health care benefits—
The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all
basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, were ¥10,035 million, ¥9,586 million and ¥9,453 million for the years ended March 31, 2022, 2023 and 2024, respectively.
13. Deferred compensation awards:
Nomura issues deferred compensation awards to senior management and employees, which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.
These stock-based compensation awards comprise Restricted Stock Unit (“RSU”) awards, Performance Share Unit (“PSU”) awards, Plan A and Plan B Stock Acquisition Right (“SAR”) awards, Notional Stock Unit (“NSU”) awards, and Collared Notional Stock Unit (“CSU”) awards. SAR Plan A awards are awards of stock options while RSU awards, PSU awards, SAR Plan B awards, NSU awards and CSU awards are all analogous to awards of restricted common stock.
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
The grant date fair value per award is determined using the price of the Company’s common stock.
The following table presents activity relating to RSU awards for the year ended March 31
, 2024.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2023	158,759,875	¥451	1.0
Granted	84,295,700	466
Forfeited	(12,039,400)	460
Delivered	(69,433,175)	451

Outstanding as of March 31, 2024	161,583,000	¥459	1.0

The weighted-average grant date fair value per award for the year ended March 31, 2022, 2023 and 2024 was ¥507, ¥442 and ¥466, respectively.
The total fair value of RSU awards vested during the years ended March 31, 2022, 2023 and 2024 was ¥28,076 million, ¥26,642 million and ¥36,607 million, respectively. The total value of units delivered during the years ended March 31, 2022 and 2023 was ¥28,704 million and ¥23,978 million, respectively. A total of 43,636,273 shares were delivered during the year ended March 31, 2024 with a total value of ¥34,362 million. The aggregate value of RSU awards outstanding as of March 31, 2024 was ¥157,964 million.
As of March 31, 2024, total unrecognized compensation cost relating to nonvested
RSU awards was ¥10,873 million which is expected to be recognized over a weighted average period of 1.7 years.
Nomura withholds vested RSU awards to meet employer statutory tax withholding requirements of employees arising on either vesting of the awards or delivery of the Company’s common stock. The total cash paid to tax authorities to settle these requirements was ¥10,816 million, ¥9,060 million and ¥12,669 million during fiscal year ended March 31, 2022, 2023 and 2024. These cash flows are classified as outflows from financing activities in the consolidated statements of cash flows.
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
The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2024. No new SAR Plan B awards have been granted since April 1, 2018.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2023	4,023,000	¥490	1.9
Granted	—	—
Exercised	(2,143,100)	470
Forfeited	(6,600)	465
Expired	(482,900)	559

Outstanding as of March 31, 2024	1,390,400	¥495	1.6

Exercisable as of March 31, 2024	1,258,300	¥505	1.3

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2022, 2023 and 2024 were ¥2,547 million, ¥1,965 million and ¥1,783 million, respectively.
The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2024 were ¥1,358 million and ¥1,229 million, respectively.
As of March 31, 2024, total unrecognized compensation cost relating to nonvested
SAR Plan B awards was ¥nil
.
 The total fair value of SAR Plan B awards which vested during the years ended March 31, 2022, 2023 and 2024 w as
 ¥467 million, ¥415 million and ¥72 million, respectively.
Total compensation expense recognized within
Non-interest
expenses
—
Compensation and benefits
in the consolidated statements of income relating to RSU and SAR awards for the years ended March 31, 2022, 2023 and 2024 were ¥27,941 million, ¥35,216 million and ¥35,577 million, respectively.
Cash received from the exercise of SAR awards during the year ended March 31, 2022, 2023 and 2024 was ¥11 million, ¥4 million and ¥

million, respectively. The tax benefit realized from exercise of these awards during the year ended March 31, 2022, 2023 was ¥206 million, ¥87 million, respectively. The tax benefit realized from exercise of these awards during the year ended March 31, 2024 was not significant.
Total related tax benefits recognized in the consolidated statements of income relating to RSU and SAR plan B awards for the years ended March 31,
2022,
2023 and 2024 were not significant. The dilutive effect of outstanding deferred compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations. See Note 11
“Earnings per share”
for further information.
There were no significant modifications of RSU or SAR Plan B awards during the years ended March 31, 2022, 2023 and 2024.
NSU and CSU awards
NSU and CSU awards are cash-settled awards linked to the price of the Company’s common stock. NSU awards replicate the key features of SAR Plan B awards described above but are settled in cash rather than

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exercisable into the Company’s common stock. CSU awards are similar to NSU awards but exposure to movements in the price of the Company’s common stock is subject to a cap and floor. Both types of award have graded vesting periods generally over three years with certain longer vesting periods where required by local regulations.
The fair value of NSU and CSU awards are determined using the price of the Company’s common stock.
The following table presents activity related to NSU and CSU awards for the year ended March 31, 2
024.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2023	20,596,542	¥484		12,595,287	¥509
Granted	15,678,023	529	(1)	2,808,971	484
Vested	(13,443,712)	556	(2)	(5,976,711)	532	(2)
Forfeited	(339,642)			(224,157)

Outstanding as of March 31, 2024	22,491,211	¥949	(3)	9,203,390	¥612	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2024.
Total compensation expense recognized within
Non-interest
expenses
—
Compensation and benefits
in the consolidated statements of income relating to NSU and CSU awards for the years ended March 31, 2022, 2023 and 2024 were ¥4,566 million, ¥11,544 million and ¥15,936 million, respectively.
Total unrecognized compensation cost relating to
nonvested
NSU awards, based on the fair value of these awards as of March 31, 2024, was ¥310 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.9 years. The total fair value of NSU awards which vested during the years ended March 31, 2022, 2023 and 2024 w as
 ¥7,247 million, ¥6,174 million and ¥7,479 million, respectively.
Total unrecognized compensation cost relating to
nonvested
CSU awards, based on the fair value of these awards as of March 31, 2024, was ¥852 million. The total fair value of CSU awards which vested during the years ended March 31, 2022, 2023 and 2024 was ¥559 million, ¥1,380 million and ¥3,179 million, respectively.
Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSU, and CSU awards for the years ended March 31, 2022, 2023 and 2024 were ¥125 million, ¥164 million and ¥186 million, respectively.
There were no significant modifications of NSU or CSU awards during the years ended March 31, 2022, 2023 and 2024.
Subsequent events
On May
16, 2024
, the Company
adopted
a resolution to grant RSU awards to certain senior management and employees. A total of 49,784,400 RSU awards have been granted which generally have a graded vesting

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

period from
one
to three years or with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within
Nomura.
On May 16, 2024, the Company adopted a resolution to grant PSU to executive officers of the Company. The base number of shares has been calculated as

782,100
shares, and the number of shares when applying a payout rate of 150% is

1,173,200
shares. PSU is to deliver shares of common stock of the Company to grantees depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSU will be primarily in treasury stock.
On May 24, 2024, Nomura also granted NSU awards to senior management and employees in countries where RSU awards are less favorably treated for tax or other reasons. These NSU awards have a total grant date fair value of ¥
7 billion and vesting periods of up to seven years.
14. Income taxes:
The following table presents components of
Income tax expense
reported in the consolidated statements of income for the years ended March 31, 2022, 2023 and 2024. Foreign amounts represent income tax benefits or expense generated from Nomura operations outside of Japan.

	Millions of yen
	Year ended March 31
	2022	2023	2024
Current:
Domestic	¥69,661	¥35,107	¥74,117
Foreign	7,323	16,554	22,825

Subtotal	76,984	51,661	96,942

Deferred:
Domestic	1,561	14,356	2,566
Foreign	1,545	(8,219)	(2,878)

Subtotal	3,106	6,137	(312)

Total	¥80,090	¥57,798	¥96,630

The income tax benefit recognized from operating losses for the years ended March 31, 2022, 2023 and 2024 was ¥6,007 million, ¥1,787 million and ¥1,901 million, respectively, which is included within deferred income tax expense above.
The Company and its wholly-owned domestic subsidiaries have applied the Group Tax Sharing system. The Group Tax Sharing system is only available for a national tax.
Effective statutory tax rate reconciliation
The effective statutory tax rate applicable to Nomura in Japan was approximately
 31% as of March 31, 2022, 2023 and 2024, respectively.
Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

various tax credits, certain revenues not subject to income taxes, certain expenses not deductible for income tax purposes, changes in deferred tax valuation allowance and different enacted tax rates applicable to foreign subsidiaries.
The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2022, 2023 and 2024. The effective tax rate presented in the following table represents total income tax expense for the year as a percentage of
Income (loss) before income taxes
.

	Year ended March 31
	2022	2023	2024
Nomura’s effective statutory tax rate	31.0%	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances (1)	18.0	11.3	3.9
Additional taxable income	1.0	0.7	0.2
Non-deductible expenses	5.1	7.8	6.0
Non-taxable income	(2.9)	(4.7)	(2.5)
Dividends from foreign subsidiaries	0.0	0.1	0.0
Tax effect of undistributed earnings of foreign subsidiaries	0.1	0.3	(0.2)
Different tax rate applicable to income (loss) of foreign subsidiaries	0.0	(0.9)	(0.2)
Effect of changes in foreign tax laws (1)	(14.4)	(1.9)	0.0
Tax benefit recognized on the outside basis differences for investment in subsidiaries and affiliates	0.0	(2.3)	(0.0)
Other	(2.6)	(2.7)	(2.9)

Effective tax rate	35.3%	38.7%	35.3%

(1)
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2023 and 2024, before offsetting of amounts which relate to the same tax-paying
component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2023	2024
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥38,596	¥41,883
Investments in subsidiaries and affiliates	7,458	7,364
Valuation of financial instruments	123,841	136,834
Accrued pension and severance costs	17,308	11,837
Other accrued expenses and provisions	74,043	83,418
Operating losses	414,084	477,358
Lease liabilities	48,329	48,951
Other	19,645	20,811

Gross deferred tax assets	743,304	828,456
Less — Valuation allowances	(515,068)	(595,668)

Total deferred tax assets	228,236	232,788

Deferred tax liabilities
Investments in subsidiaries and affiliates	100,335	109,611
Valuation of financial instruments	118,314	111,175
Undistributed earnings of foreign subsidiaries	2,936	2,257
Valuation of fixed assets	22,540	22,945
Right-of-use assets	47,775	43,443
Other	7,524	4,404

Total deferred tax liabilities	299,424	293,835

Net deferred tax assets (liabilities)	¥(71,188)	¥(61,047)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying
component within a particular tax jurisdiction, net deferred tax assets reported within
Other assets
—
Other
in the consolidated balance sheets were ¥22,645 million and ¥24,254 million as of March 31, 2023 and 2024, respectively and net deferred tax liabilities reported within
Other liabilities
in the consolidated balance sheets were ¥93,833 million and ¥85,301 million as of March 31, 2023 and 2024, respectively.
As of March 31, 2024, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥71,334 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

Deferred taxes
The following table presents changes in total valuation allowances recognized against deferred tax assets for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	Year ended March 31
	2022		2023		2024
Balance at beginning of year	¥428,014		¥466,145		¥515,068
Net change during the year	38,131	(1)	48,923	(2)	80,600	(3)

Balance at end of year	¥466,145		¥515,068		¥595,668

(1)
Primarily includes an increase of ¥51,706 million of valuation allowances of certain foreign subsidiaries primarily due to an increase in operating loss carryforwards, and a reduction of ¥13,575 million of valuation allowances related to Japanese subsidiaries and the Company primarily due to a decrease of operating loss carryforwards. In total, ¥38,131 million of allowances increased.

(2)
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

(3)
Primarily includes an increase of ¥83,838 million of valuation allowances of certain foreign subsidiaries primarily due to an increase in operating loss carryforwards, and a reduction of ¥3,238 million of valuation allowances related to Japanese subsidiaries and the Company primarily due to a utilization
of
loss carryforwards
. In total, ¥80,600 million of allowances increased.

As of March 31, 2024, total operating loss carryforwards were ¥2,328,006 million, which included ¥363,547 million relating to the Company and domestic subsidiaries, ¥782,431 million relating to foreign subsidiaries in U.K., ¥774,496 million relating to foreign subsidiaries in U.S., ¥370,424 million relating to foreign subsidiaries in Hong Kong, and ¥37,108 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥1,469,744 million can be carried forward indefinitely, ¥759,294 million expires by March 31, 2034 and ¥98,968 million expires in later fiscal years.
In determining the amount of valuation allowances to be recognized as of March 31, 2024, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries. In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provide the most verifiable negative evidence available and outweigh positive evidence.
While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in a reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2022, 2023 and 2024. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrecognized tax benefits
Nomura’s
unrecognized tax benefits were ¥35,774 million, ¥34,763 million and ¥41,437 million as of March 31, 2022, 2023 and 2024 respectively.
Out of the balance as of March 31, 2024, ¥
10,057
 million, if recognized, would favorably impact the effective tax rate in the future periods. The remaining balance would not favorably impact the effective tax rate as it is expected to increase operating loss carryforwards and corresponding valuation allowance. The movement of the gross amounts in unrecognized tax benefits during the year ended March 31, 2024 was an increase of ¥
6,674

million of which ¥
2,383
 million is presented as a reversal of a reduction in deferred tax assets for utilization of net operating loss carryforward.
Out
of the balance as of March 31, 2023, ¥
5,766
 million, if recognized, would favorably impact the effective tax rate in the future periods. The remaining balance would not favorably impact the effective tax rate as it is expected to increase operating loss carryforwards and corresponding valuation allowance. The movement of the gross amounts in unrecognized tax benefits during the year ended March 31, 2023 was a decrease of ¥
1,011
 million of which ¥504 million is presented as a reversal of a reduction in deferred tax assets for utilization of net operating loss carryforward.
Out
of the balance as of March 31, 2022, ¥
6,273
 million, if recognized, would favorably impact the effective tax rate in the future periods. The remaining balance would not favorably impact the effective tax rate as it is expected to increase operating loss carryforwards and corresponding valuation allowance. The movement of the gross amounts in unrecognized tax benefits during the year ended March 31, 2022 was an increase of ¥31,406 million of which ¥29,501 million is presented as a reduction to deferred tax assets for utilization of net operating loss carryforward.
There
were also
no
significant movements of the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2022, 2023 and
2024.
Nomura
is under regular examination by the Japanese National Tax Agency and other taxing authorities in the major tax jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. It is reasonably possible that there may be an increase or decrease in unrecognized tax benefits within 12 months of March 31, 2024 depending on the outcome of the examinations. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.
Examinations by taxing authorities
Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.
The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major tax jurisdictions in which Nomura operates as of March 31, 2024.

Jurisdiction	Fiscal year ended March 31,

Japan	2019	(1)
United Kingdom	2016	(2)
United States	2021

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the fiscal year ended March 31, 2018.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the fiscal year ended March 31, 2016.
15. Other comprehensive income (
loss)
:
The following tables present changes in
Accumulated other comprehensive income (loss)
for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	For the year ended March 31, 2022
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥18,316	¥118,574	¥22	¥118,596	¥136,912
Pension liability adjustment (1)	(43,477)	(2,156)	1,830	(326)	(43,803)
Own credit adjustments (2)	(12,983)	46,816	1,031	47,847	34,864

Total	¥(38,144)	¥163,234	¥2,883	¥166,117	¥127,973

	Millions of yen
	For the year ended March 31, 2023
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥136,912	¥109,801	¥(3,946)	¥105,855	¥242,767
Pension liability adjustment (1)	(43,803)	8,615	3,014	11,629	(32,174)
Own credit adjustments (2)	34,864	73,193	(196)	72,997	107,861

Total	¥127,973	¥191,609	¥(1,128)	¥190,481	¥318,454

	Millions of yen
	For the year ended March 31, 2024
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥242,767	¥201,662	¥(358)	¥201,304	¥444,071
Pension liability adjustment (1)	(32,174)	11,220	1,442	12,662	(19,512)
Own credit adjustments (2)	107,861	(71,965)	(471)	(72,436)	35,425

Total	¥318,454	¥140,917	¥613	¥141,530	¥459,984

(1)	See Note 12 “ Employee benefit plans ” for further information.
(2)	See Note 2 “ Fair value measurements ” for further information.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present significant reclassifications out of
Accumulated other comprehensive income (loss)
for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	For the year ended March 31
	2022	2023	2024	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥(21)	¥4,033	¥358	Revenue—Other / Non-interest expenses—Other
	(1)	(87)	—	Income tax expense

	(22)	3,946	358	Net income (loss)

	—	—	—	Net income attributable to noncontrolling interests

	¥(22)	¥3,946	¥358	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2022	2023	2024	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Pension liability adjustment:
	¥(2,585)	¥(3,372)	¥(1,737)	Non-interest expenses—Compensation and benefits / Revenue—Other
	755	358	295	Income tax expense

	(1,830)	(3,014)	(1,442)	Net income (loss)

	—	—	—	Net income attributable to noncontrolling interests

	¥(1,830)	¥(3,014)	¥(1,442)	Net income (loss) attributable to NHI shareholders

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31
	2022	2023	2024	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Own credit adjustments:
	¥(1,161)	¥334	¥597	Revenue—Net gain on trading
	130	(138)	(126)	Income tax expense

	(1,031)	196	471	Net income (loss)

	—	—	—	Net income attributable to noncontrolling interests

	¥(1,031)	¥196	¥471	Net income (loss) attributable to NHI shareholders

16. Shareholders’ equity:
The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2022, 2023 and 2024.

	Number of Shares
	Year ended March 31
	2022	2023	2024
Common stock outstanding at beginning of year	3,063,155,434	3,017,804,012	3,003,679,324
Decrease of common stock by cancellation of treasury stock	—	—	(70,000,000)
Common stock held in treasury:
Repurchases of common stock	(80,020,237)	(50,016,744)	(80,617,143)
Sales of common stock	345	296	534
Common stock issued to employees	34,682,592	35,900,087	47,695,273
Cancellation of treasury stock	—	—	70,000,000
Other net change in treasury stock	(14,122)	(8,327)	(2,828)

Common stock outstanding at end of year	3,017,804,012	3,003,679,324	2,970,755,160

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in
capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2022, 2023 and 2024, the amounts available for distributions were ¥1,315,738 million, ¥1,425,642 million and ¥1,418,959 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.
Dividends on the Company’s common stock per share for the years ended March 31, 2022, 2023 and 2024 were ¥22.0, ¥17.0 and
¥
23.0, respectively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
On April 26, 2023, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 35,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥20,000 million and (c) the share buyback will run from May 16, 2023 to March 29, 2024. Under this repurchase program, the Company repurchased 34,368,500 shares of common stock at a cost of ¥20,000 million.
During the year ended March 31, 2024, due to the cancellation of treasury stock on June 1, 2023, total number of issued shares and treasury stock decreased by 70,000,000 shares, respectively.
On January 31, 2024, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 125,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥100,000 million and (c) the share buyback will run from February 16, 2024 to September 29, 2024. Under this buyback program from March 1, 2024 to June 6, 2024, the Company repurchased 109,726,600 shares of common stock at a cost of ¥100,000 million. This completes the share buyback program.
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
17. Regulatory requirements:
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
In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2023 and 2024, the Company was in compliance with common equity Tier 1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2024 was 7.74% for the common equity Tier 1 capital ratio, 9.24% for the Tier 1 capital ratio and 11.24% for the consolidated capital adequacy ratio.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

risks
, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2023 and 2024, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2023 and 2024, the capital adequacy ratio of NFPS also exceeded 120%.
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
As of March 31, 2023 and 2024, the total amount of segregated client cash recognized as an asset in
Deposits with stock exchanges and other segregated cash
in the consolidated balance sheets was ¥53,970 million and ¥
54,893

million, respectively. As of March 31, 2023 and 2024, the total amount of segregated securities recognized as assets in
Trading assets
and
Collateralized agreements
in the consolidated balance sheets was ¥1,082,049 million and ¥
992,563

million, respectively.
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
As of March 31, 2023 and 2024, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.
In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”) as a U.K. Parent Financial Holding Company. The regulatory consolidation is produced in accordance with the requirements established under the Financial Services and Markets Act 2000, U.K. Capital Requirements Regulations and the PRA Rulebook. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is also regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. NIP is also registered with the CFTC as a non-U.S. Swap Dealer (SD) and with the SEC as a conditionally registered Security-based Swap Dealer (SBSD). NIP is a member of National Futures Association (NFA). Both

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the SEC and CFTC have granted substituted compliance in some cases to recognize the comparability of U.K. regulations as being equivalent to satisfy the relevant requirements under the U.S. Dodd Frank regime. NIP has elected to rely on certain aspects of the substituted compliance regime in areas including, but not limited to, capital and margin, reporting and record keeping. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. NEHS also has a number of European domiciled subsidiaries including Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany which is regulated by the German regulator (“BaFin”) and is subject to the EU Capital Requirements Regulation and local German regulations and Banque Nomura France (“BNF”), a Nomura subsidiary domiciled in France which is regulated by the French regulator (“ACPR”) and is also subject to the EU Capital Requirements Regulation and local French regulations. As of March 31, 2023 and 2024, NEHS, NIP, NBI, NFPE and BNF were in compliance with relevant regulatory capital related requirements.
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
participated in a secondary offering
by NR
I
 as a seller on December 5, 2022, and sold 13,000,000 ordinary shares it held at ¥37,528 million to third parties. As a result of the transaction, a gain of approximately ¥28.0 billion was recognized in earnings within
Revenue—Other
during the year ended March 31, 2023. NRI remains an equity method affiliate of NHI.
As of March 31, 2023 and 2024, Nomura’s ownership of NRI was 22.3% and 23.0% respectively.
NREH
NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As
of March 31, 2023 and 2024, Nomura’s ownership of NREH was 37.5% and 37.5% respectively.
As of March 31, 2023 and 2024, the carrying value of the investments in equity method investees in the aggregate exceeded Nomura’s equity in the underlying net assets of these equity method investees by ¥23,640 million and ¥27,053 million, respectively, and such excess primarily represented equity method goodwill for each significant equity method investee, except for certain equity method investees including NREH for which Nomura’s carrying value was below Nomura’s equity in the underlying net assets of the investees .
Summary financial information—
The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2023 and 2024, and for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	March 31
	2023	2024
Total assets	¥3,135,710	¥3,370,063
Total liabilities	2,006,590	2,204,376

	Millions of yen
	Year ended March 31
	2022	2023	2024
Net revenues	¥1,041,000	¥1,079,609	¥1,187,696
Non-interest expenses	786,391	838,005	937,551
Net income attributable to affiliated companies	179,706	179,073	176,705
The follow
ing tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2023 and 2024, and during the years ended March 31, 2022, 2023 and 2024. Investments in American Century Companies, Inc., for which fair value option was elected, are not included in
Investments in affiliated companies
in the following table and are reported within
Other assets—Other
in the consolidated balance sheets. In addition, dividends received for investments in affiliates for which fair value option was elected are not included in
Revenues
in the following table and are reported within
Interest and dividends
in the consolidated statements of income.

	Millions of yen
	March 31
	2023	2024
Investments in affiliated companies	¥398,485	¥452,437
Advances to affiliated companies	4,000	9,580
Other receivables from affiliated companies (1)	25,415	24,782
Other payables to affiliated companies (2)	31,074	29,546

(1)	Includes ROU assets of ¥23,311 million and ¥ 23,157 million as of March 31, 2023 and 2024, respectively.
(2)	Includes operating lease liabilities of ¥23,311 million and ¥23,157 million as of March 31, 2023 and 2024, respe c tively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31
	2022	2023	2024
Revenues	¥2,660	¥2,795	¥2,172
Non-interest expenses	50,004	50,966	53,177
Purchase of software, securities and tangible assets	12,760	19,602	15,367
The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2023 and 2024.

	Millions of yen
	March 31
	2023	2024
Carrying amount	¥363,792	¥394,091
Fair value	593,883	844,412
The following table presents equity in earnings of and dividends from equity-method investees, for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	Year ended March 31
	2022	2023	2024
Equity in earnings of equity-method investees (1)	¥32,083	¥47,480	¥45,687
Dividends from equity-method investees	11,848	13,354	14,617

(1)	Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income.
19. Commitments, contingencies and guarante
es:
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2023 and 2024.

	Millions of yen
	March 31, 2023	March 31, 2024
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,623,897	¥1,724,901
Other commitments to extend credit	1,010,332	1,380,710

Total	¥2,634,229	¥3,105,611

Commitments to invest	¥21,994	¥31,989
Maturity profile of these commitments as of March 31, 2024:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,724,901	¥1,724,901	¥—	¥—	¥—
Other commitments to extend credit	1,380,710	180,692	388,648	476,372	334,998

Total	¥3,105,611	¥1,905,593	¥388,648	¥476,372	¥334,998

Commitments to invest	¥31,989	¥2,305	¥3,698	¥461	¥25,525
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
Other commitments
Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements were
 ¥99,134 million as of March 31, 2023 and ¥94,478 million as of March 31, 2024.
As of March 31, 2024, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥94,478	¥16,124	¥8,134	¥66,054	¥1,923	¥1,127	¥1,116

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Above table includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment association.
Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥1,143 billion for resale agreements and ¥2,146 billion for repurchase agreements as of March 31, 2023 and ¥2,926 billion for resale agreements and ¥1,408 billion for repurchase agreements as of March 31, 2024.
Nomura has commitments to purchase notes held by our clients. These commitments amounted to ¥14 billion as of March 31, 2023 and ¥17 billion as of March 31, 2024.
In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥952 billion and ¥1,199 billion as of March 31, 2023 and 2024, respectively.
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
” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2023 and 2024, a total liability of ¥42,459 million and ¥21,177 million has been recognized, respectively, and reported within the consolidated balance sheets within
Other liabilities
in respect of outstanding and unsettled

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated. Total expenses recognized through earnings during the year ended March 31, 2022 was ¥63,338 million, which has been reported within the consolidated statements of income within
Non-interest
expenses
—
Other
. Total expenses recognized through earnings during the year
s
ended March 31, 2023 and 2024 were immaterial.
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
For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 26,2024, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥
38
 billion.
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
Claims for reimbursement of tax credits paid on dividends on Italian shares have been made by the tax authorities in Pescara, Italy alleging breaches of the U.K.-Italy Double Taxation Treaty of 1998 against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’ voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that an amount of approximately EUR 38 million (comprised of tax credit refunds plus accrued interest), plus further interest, was payable by IBJN to the Italian tax authorities. IBJN elected to apply for a tax amnesty regime set out under the 2023 Italian budget law which allows taxpayers to settle certain pending claims by paying only the principal amount. In October 2023, IBJN paid the principal amount under the amnesty regime, and as a result accrued interest and collecting fees were waived.
In October 2010 and June 2012, two actions were brought against Nomura International plc (“NIP”), seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

States Bankruptcy Court for the Southern District of New York. The second suit was brought by the trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $34 million plus interest.
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
With respect to certain of the RMBS issued from 2005 to 2007, the relevant subsidiaries received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is
$3,203 million
. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract from 2011 to 2014. The breach of contract claims that were brought within the six-year
statute of limitations for breach of contract actions survived motions to dismiss and discovery was completed and Notes of Issue were filed. The Company has been engaged in efforts to resolve the actions outside of Court. Five settlement agreements with the respective Trustees have been finalized and the actions have been dismissed with prejudice. For the remaining two Trusts, settlement agreements with the Trusts have been approved by Certificateholders and are the subject of pending Trust Instruction Proceedings before the Court.
In
March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against two former directors of MPS and NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and was jointly liable for the unlawful conduct of MPS’s former directors. Related proceedings were brought in the English Courts by NIP and MPS. In September 2015, and with no admission of wrongdoing, NIP entered into a settlement agreement with MPS whereby the Transactions were unwound at a discount and the proceedings were discontinued.
In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants were permitted to bring damages claims against a number of entities and individuals, including NIP.
On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached
Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP appealed the decision to the Milan Court of Appeal. On May 6, 2022, the Milan Court of Appeal delivered its oral verdict, overturning the first instance judgment and acquitting the two former employees of NIP of all charges. The court also overturned the first instance judgment in respect of NIP and quashed the EUR 3.45 million fine and EUR 88 million confiscation order imposed on NIP. The detailed reasoning for the verdict was made available on October 3, 2022. In November 2022, the Public Prosecutor appealed the decision to the Supreme
Court. On October 11, 2023, the Supreme Court declared the Public Prosecutor’s appeal inadmissible. The Court of Appeal’s judgment of acquittal has therefore become final.
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
non-monetary
damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal and, in November 2023, the court dismissed Alken’s appeal. In January 2024, Alken appealed the Court of Appeal’s decision to the Italian Supreme Court.
In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR

186.7

million plus interest, as well as
non-monetary
damages in an amount left to be quantified by the Judge. In May 2024, the court rejected all of York’s claims In June 2024, York appealed the decision to the Milan Court of Appeal.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Nomura has responded to requests for information from the U.S. Commodity Futures Trading Commission (“CFTC”) in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.
The Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) investigated past activities of several former employees of NSI in respect of residential mortgage-backed securities transactions in the secondary market. In July 2019, NSI entered into a settlement with the SEC concerning its supervision of certain former employees, and the investigation has concluded. In August 2023, NSI entered into a Non-Prosecution Agreement with the DOJ paying a civil monetary penalty of $35 million and making additional restitution to affected customers of approximately $0.8 million resolving its investigation.
In September 2017 and November 2017, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a

$100
million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks sought to recover approximately
$68
million in damages, plus interest. By judgment dated October 13, 2023, the Taipei District Court dismissed the FT Syndicate Bank’s

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

claims in entirety. In November 2023, Statements of Appeal were filed by 7 of the 8 FT Syndicate Banks (First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd. and Bank of Taiwan, together the “Appellants”), indicating the Appellants’ intention to appeal the Taipei District Court decision to the Taiwan High Court. The case is transferred to the Taiwan High Court in February 2024 for appeal. The claim amount for the appeal is approximately $63 million in damages, plus interest.
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
In
and after August 2022, Nomura Financial Advisory and Securities (India) Private Limited (“NFASI”) was served with three commercial suits filed with the Bombay High Court against NFASI and other parties. The lawsuits relate to the same equity disposal where the plaintiffs were three of the sellers and NFASI acted as financial advisor to the sellers, and include allegations that NFASI failed to comply with its duties as financial advisor. The total claim amounts in the suits are approximately INR

2.8 billion in damages, plus
interest.
In January 2024, NIP received a notice from a Prosecutor of the Court of Auditors in Italy. The notice details the findings of an investigation into an advisory relationship NIP entered into with an Italian counterparty in 2005. It alleges that NIP caused harm to the Italian counterparty and as such damages are payable. A civil claim for damages may be brought by the Prosecutor before the Court of Auditors in due course.
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

	Millions of yen
	March 31
	2023		2024
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts (1)(2)	¥8,983,145	¥514,420,432	¥11,286,872	¥613,663,415
Standby letters of credit and other guarantees (3)	—	1,544,159	—	3,561,640

(1)	Credit derivatives are disclosed in Note 3 “ Derivative instruments and hedging activities ” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)
Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee is minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that cou ld m
eet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2024.

	Millions of yen
	Carrying value	Maximum potential payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥11,286,872	¥613,663,415	¥137,188,347	¥236,495,377	¥53,281,097	¥186,698,594
Standby letters of credit and other guarantees	—	3,561,640	3,517,487	24,321	16,976	2,856
20. Segment and geographic information:
Operating segments—
Nomura’s operating management and management reporting are prepared based on the Retail, the Investment Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. Please refer to Note 4 “
Revenue from services provided to customers
” for types of products and services offered by each reportable segment and corresponding revenue. Nomura renamed the Retail Division as the “Wealth Management Division”, effective April 1, 2024.

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

	Millions of yen
	Retail	Investment Management	Wholesale (1)(2) (3)	Other (Incl. elimination)	Total
Year ended March 31, 2022
Non-interest revenue	¥324,642	¥129,848	¥617,227	¥232,437	¥1,304,154
Net interest revenue	3,343	18,145	85,828	(53,203)	54,113

Net revenue	327,985	147,993	703,055	179,234	1,358,267
Non-interest expenses	268,745	76,478	628,563	163,481	1,137,267

Income before income taxes	¥59,240	¥71,515	¥74,492	¥15,753	¥221,000

Year ended March 31, 2023
Non-interest revenue	¥297,496	¥120,096	¥809,681	¥175,034	¥1,402,307
Net interest revenue	2,695	8,463	(37,301)	(10,316)	(36,459)

Net revenue	300,191	128,559	772,380	164,718	1,365,848
Non-interest expenses	266,695	85,064	743,011	91,333	1,186,103

Income before income taxes	¥33,496	¥43,495	¥29,369	¥73,385	¥179,745

Year ended March 31, 2024
Non-interest revenue	¥395,900	¥149,575	¥875,664	¥125,640	¥1,546,779
Net interest revenue	6,461	4,568	(9,517)	24,050	25,562

Net revenue	402,361	154,143	866,147	149,690	1,572,341
Non-interest expenses	279,682	93,945	812,236	102,287	1,288,150

Income before income taxes	¥122,679	¥60,198	¥53,911	¥47,403	¥284,191

(1)
Non-interest
revenue
and
Non-interest
expense
for the year ended March 31, 2022 include losses of ¥65,362 million arising from the U.S. Prime Brokerage Event. The losses are reported within
Net gain on
trading
in the amount of ¥(56,073) million and in
Non-interest
expenses
—Other
in the amount of ¥9,289 million in the consolidated statements of income.

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

(3)
Non-interest revenue
and
Non-interest expense
for the year ended March 31, 2023 include gains of
 ¥12,025
million, as the recoverable amount for a part of the claim related to the loss arising from the U.S. Prime Brokerage Event was reasonably estimated and collected. The gains are reported within
Net gain on trading
in the amount of ¥
9,954
million and in
Non-interest expenses—Other
in the amount of ¥
(2,071
) million in the consolidated statements of income.

Transactions between operating segments are recorded within segment results based on commercial terms and conditions and are eliminated in “
Other
.”
The following table presents the major components of
Income before income taxes
in
“Other”
for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	Year ended March 31
	2022	2023	2024
Net gain (loss) related to economic hedging transactions	¥(9,937)	¥(4,846)	¥2,021
Realized gain on investments in equity securities held for operating purposes	1,355	28,385	21,027
Equity in earnings of affiliates	36,790	47,744	46,420
Corporate items (1)	(91,073)	(12,590)	(11,997)
Other (2)(3)(4)	78,618	14,692	(10,068)

Total	¥15,753	¥73,385	¥47,403

(1)
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

(3)	Income before income taxes for the year ended March 31, 2023 includes a gain of approximately ¥28.0 billion from the sale of Nomura Research Institute, Ltd. ordinary shares.
(4)	Includes the impact of Nomura’s own creditworthiness.

F-13
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported
Net revenue,
Non-interest
expenses
and
Income before income taxes
in the consolidated statements of income for the years ended March 31, 2022, 2023 and 2024.

	Millions of yen
	Year ended March 31
	2022	2023	2024
Net revenue	¥1,358,267	¥1,365,848	¥1,572,341
Unrealized gain (loss) on investments in equity securities held for operating purposes	5,623	(30,271)	(10,341)

Consolidated net revenue	¥1,363,890	¥1,335,577	¥1,562,000

Non-interest expenses	¥1,137,267	¥1,186,103	¥1,288,150
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,137,267	¥1,186,103	¥1,288,150

Income before income taxes	¥221,000	¥179,745	¥284,191
Unrealized gain (loss) on investments in equity securities held for operating purposes	5,623	(30,271)	(10,341)

Consolidated income before income taxes	¥226,623	¥149,474	¥273,850

(1)	Includes a reversal of unrealized gain (loss) on investments in equity securities held for operating purposes that were sold in the years ended March 31, 2022, 2023 and 2024.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present a geographic allocation of
Net revenue
and
Income (loss)
before income taxes
from operations by geographic areas for the years ended March 31, 2022, 2023 and 2024 and Long-lived assets associated with Nomura’s operations as of March 31, 2022, 2023 and 2024.
Net revenue
in Americas and Europe in the table substantially represents Nomura’s operations in the U.S. and the U.K., respectively.
Net revenue
and Long-lived assets have been allocated based on transactions with external customers while
Income (loss)
before income taxes
has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2022 (2)	2023 (3)	2024
Net revenue (1)(3) :
Americas	¥289,571	¥290,036	¥453,069
Europe	131,393	163,977	269,292
Asia and Oceania	85,081	68,817	56,684

Subtotal	506,045	522,830	779,045
Japan	857,845	812,747	782,955

Consolidated	¥1,363,890	¥1,335,577	¥1,562,000

Income (loss) before income taxes (3) :
Americas	¥(40,950)	¥(51,743)	¥14,650
Europe	(21,774)	9,206	(33,064)
Asia and Oceania	28,586	31,003	23,795

Subtotal	(34,138)	(11,534)	5,381
Japan	260,761	161,008	268,469

Consolidated	¥226,623	¥149,474	¥273,850

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Includes losses arising from the U.S. Prime Brokerage Event.
(3)	Includes gains from the estimated recoverable amounts and collected amounts for a part of the claim related to the loss arising from the U.S. Prime Brokerage Event.

	Millions of yen
	Year ended March 31
	2022	2023	2024
Long-lived assets:
Americas	¥103,045	¥114,946	¥121,633
Europe	53,643	53,161	62,063
Asia and Oceania	23,600	23,839	33,820

Subtotal	180,288	191,946	217,516
Japan	269,135	308,941	270,924

Consolidated	¥449,423	¥500,887	¥488,440

21. Related party transactions
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
1.1
Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.2
Share Handling Regulations of Nomura Holdings, Inc. (English translation) (filed on June 28, 2023 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.3
Regulations of the Board of Directors of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.4
Regulations of the Nomination Committee of Nomura Holdings, Inc. (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.5
Regulations of the Audit Committee of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.6
Regulations of the Compensation Committee of Nomura Holdings, Inc. (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

2.1
Form of Deposit Agreement among Nomura Holdings, Inc., The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on June 11, 2024 as an exhibit to the Registration Statement on Form F-6 (File No. 333-280111) and incorporated herein by reference)

2.2
Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

4.1	Form of Limitation of Liability Agreement (1)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Nomura Group Code of Conduct (English translation)

11.2
Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30, 2020 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

11.3	Rules on Trading, etc. of Nomura Holdings Stocks, etc. by Nomura Group’s Officers and Employees (English translation)

11.4	Nomura Group Personal Account Dealing Policy (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities

97.1	Nomura Holdings, Inc. Compensation Recovery Policy

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.
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
Date: June 26, 2024