Form 20-F
period 2025-03-31
NOMURA HOLDINGS INC
filed 2025-06-23
CIK 1163653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2025
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
As of March 31, 2025, 2,956,210,965
shares of Common Stock were outstanding, including 67,838,931 shares represented by 67,838,931 American Depositary Shares.
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

As used in this annual report, “NHI Shares” refers to the Company’s common stock, “ADS” means an American Depositary Share, currently representing one NHI share, and “ADR” means an American Depositary Receipt evidencing one or more ADSs.

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

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occur, our business, financial condition, results of operations or cash flows could be adversely affected. In that event, the trading prices of securities of NHI could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

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

(2)	Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

(3)	Natural disaster, geopolitical event and infectious disease could adversely affect our business

2	The financial services industry faces intense competition

(1)	Competition with other financial firms and financial services by non-financial companies is increasing

(2)	Increased consolidation and reorganization, business alliance and cooperation in the financial services industry mean increased competition for us

(3)	Our global business continues to face intense competition and may require further revisions of our business model

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

(1)	We may incur significant losses from our trading and investment activities

(2)	Holding large and concentrated positions of securities and other assets may expose us to significant losses

(3)	Our hedging strategies may not prevent losses

(4)	Our risk management policies and procedures may not be fully effective in managing risk

(5)	Market risk may increase other risks that we face

(6)	Our brokerage and asset management revenues may decline

(7)	Our investment banking revenues may decline

6	We may be exposed to losses when third parties do not perform their obligations to us

(1)	Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

(2)	There can be no assurance as to the accuracy of the information about our credit risk, or the sufficiency of the collateral we use in managing it

(3)	Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

7	We are exposed to model risk, i.e., risk of financial loss, incorrect decision making, or damage to our credibility arising from model errors or incorrect or inappropriate model application

8	NHI is a holding company and depends on payments from its subsidiaries

9	We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

10	We may face an outflow of clients’ assets due to losses incurred within cash reserve funds or debt securities we offer to clients

•	Risks Relating to Our Financial Position

11	We may have to recognize impairment losses with regard to the amount of goodwill, tangible assets and intangible assets recognized on our consolidated balance sheets

12	Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

(1)	We may be unable to access unsecured or secured funding

(2)	We may be unable to sell assets

(3)	Lowering of our credit ratings could impact our funding

13

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us recognizing impairment losses

•	Risks Relating to Legal, Compliance and Other Operational Issues

14	Operational risk could adversely affect our business

15	Reputational risk could adversely affect our business

16	We may identify a material weakness in our internal control over financial reporting, indicating that our internal control over financial reporting may not be effective

17	Misconduct, fraud or other criminal activity by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

18	A failure to identify and appropriately address conflicts of interest could adversely affect our business

19	Our business is subject to substantial legal and regulatory risks

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

20	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

21	System failure, information leakage and cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations

22	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

•	Risks Related to Holding or Trading of NHI Shares and ADSs

23	Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of NHI Shares at a particular price on any particular trading day, or at all

24	Under Japan’s unit share system, holders of shares of NHI Shares constituting less than one unit are subject to transfer, voting and other restrictions

25	As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

26	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

27	The Company’s shareholders of record on a record date may not receive the dividend they anticipate

28

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

Our business and revenues may be affected by any adverse changes or volatility in the Japanese and global economic environments and financial markets. In addition, not only purely economic factors but also military dispute, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country. If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and business continuity readiness, and can result in us incurring substantial losses. In addition to conditions in financial markets, social conditions such as the long-term trends of population aging and population decline faced by Japan are expected to continue to put downward pressure on demand in the businesses in which we operate. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

(1) Governmental fiscal and monetary policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations

We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations. In addition, any changes to the monetary policy of the Bank of Japan or central banks in major economies worldwide, which could potentially lead to volatility of interest rate or yields may negatively affect our ability to provide asset management products to our clients as well as our trading and investment activities. Recently, the Bank of Japan ended its negative interest rate policy in March 2024, and further raised the rate in July 2024 and January 2025. While so far, such changes have not materially affected our business, the future of the Bank of Japan’s policies and the potential effect of such changes on our business remain uncertain. Furthermore, due to policy shifts resulting from the change of government in the United States in 2025, as well as defeats of ruling parties in many countries in national level elections held in 2024, there is an increasing uncertainty regarding policy changes. The impact on our business from the broader risks posed by increased uncertainty is unclear.

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

(3) Natural disaster, geopolitical event and infectious disease could adversely affect our business

We have developed a business continuity plan for addressing unexpected situations and conduct crisis management exercises which include employee notification tests. This includes the establishment of an emergency command center in the event of an actual disaster to ensure the safety of our officers, employees and others, prevent the expansion of damages, and maintain our business continuity readiness. We also continue to ensure that we can maintain operational resilience (which refers to the ability to continue to provide important business services at a minimum level that should be maintained in the event of a system failure, cyberattack or natural disaster). However, events such as natural disasters, geopolitical events or infectious diseases could exceed the assumptions of our plan and our framework, and we may not always be able to respond to every situation. As a result, our officers and employees may become unable to execute their duties, and our facilities, systems, or communication networks may not function, adversely affecting our business continuity management. Moreover, Japan, where Nomura has its group head office, is prone to natural disasters such as earthquakes and tsunamis. For example, analyses by the Japanese government in 2024 showed a significant probability of severe earthquakes affecting Tokyo and other major metropolitan areas in Japan occurring within the next 30 years.

Geopolitical events include cases such as armed conflict or heightened military tensions, acts of terrorism, political instability, and trade fragmentation.

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

(1) Competition with other financial firms and financial services by non-financial companies is increasing

We face intense competition in the financial services sector from a wide variety of competitors. We compete with other independent securities firms as well as securities firms affiliated with commercial banks and with firms that have broad footprints across regions. As a result, our market shares and commissions earned in the sales and trading, investment banking and Wealth Management businesses in particular have been affected. We face intense competition beyond the traditional financial sector based on the increasing digitalization of the industry, not only with the rise of online securities firms but also FinTech companies and the entry of non-financial companies into the financial services sector. In order to address such changes in the competitive landscape, we continue to adopt and transform our business models through various measures. However, these measures may not be successful in growing or maintaining our market share in this increasingly fierce competitive environment, and we may lose business or transactions to our competitors, harming our business and results of operations.

(2) Increased consolidation and reorganization, business alliance and cooperation in the financial services industry mean increased competition for us

There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based large financial services groups have established or acquired broker-dealers or have consolidated with other financial institutions. These large financial services groups have developed business linkage within their respective groups in order to provide comprehensive financial services to clients, offering a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, the financial services industry has seen collaboration beyond the borders of businesses and industries, such as alliances between commercial banks and securities companies outside of the framework of existing corporate groups and recent alliances with non-financial companies including emerging companies. Our competitiveness may be adversely affected if our competitors are able to expand their businesses and improve their profitability through such business alliances. We also enter into strategic alliances, make investments and launch new businesses. However, if the development and implementation of these business strategies do not proceed as expected, we may not be able to achieve the expected synergies and other benefits or recoup related investments. These new business initiatives and acquisitions may subject us to increased risk as we engage in new activities, transact with a broader array of clients and counterparties and expose ourselves to new asset classes and new markets.

(3) Our global business continues to face intense competition and may require further revision of our business model

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

Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made disasters, epidemics, acts of terrorism, military disputes or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the COVID-19 pandemic in 2020, the invasion of Ukraine by the Russian Federation in 2022, and the geopolitical tensions in the Middle East but also more specifically the following types of events that could cause losses in our trading and investment assets:

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

4.	Sustainability factors including climate change and broader associated policy changes in each jurisdiction could adversely affect our business

We consider climate change one of the most important global challenges facing society. The direct impact of climate change (physical risk), and the resulting changes in the business environment (transition risk) could cause us to incur losses.

In addition, increasing attention to the management of sustainability matters such as decarbonization, enhancement of corporate governance, and the resolution of social issues in our business makes it imperative that we continue to develop policies and capabilities in these areas, and that we act responsibly towards our stakeholders, including our shareholders, clients and society at large. However, amid rapidly changing circumstances around sustainability, there may be cases where we are deemed a lack of sufficient focus on sustainability matters such as the environment or human rights in our business activities, and we may not be able to provide sufficient support to clients facing trends such as the just transition to a low carbon economy or other sustainability-related initiatives. Furthermore, there may be cases where our disclosure of sustainability-related information is insufficient, where we are unable to adequately respond to the strengthening of regulations and the diversification of policies, or where it is perceived as such, and where it is evaluated that we are not adequately fulfilling our social responsibilities.

In such cases, there is a possibility that our reputation, results of operations and financial condition may be adversely affected.

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

While we have implemented multiple measures designed to improve our risk management activities in response to the U.S. Prime Brokerage Event *, given that our business model involves significant trading activity, we may record significant losses as a result of such trading activity again in the future.

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

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. See also “—Risks Relating to Our Financial Position—12. Liquidity risk could impair our ability to fund operations and jeopardize our financial condition—(3) Lowering of our credit ratings could impact our funding”.

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

Between January and March 2021, transaction amounts and volumes with the client increased significantly as a result of changes in market prices as well as new positions entered into by the client. However, in March 2021, the market value of certain securities in which the client held a large synthetic position experienced a sharp decline, after which we requested that the client deposit additional margin with us pursuant to our contractual agreements with the client. The client defaulted on its obligation to post additional margin, and we issued a closeout notice to the client. It became clear that the client had similar large positions with other financial institutions, and that the client had also defaulted on margin calls with these financial institutions. Although we endeavored to take a disciplined approach to unwind the positions and liquidate the hedges for the TRS transactions, taking into account both market impact and our own trading losses, due to the significant volume of positions being closed by both us and the other affected financial institutions and the effect on market prices, we recognized ¥204.2 billion of losses in earnings reported within Net gain on trading in the fourth quarter and the year ended March 31, 2021. We also recognized additional provisions for current expected credit losses of ¥41.6 billion in earnings reported within other expenses in the fourth quarter and the year ended March 31, 2021 against loans extended to the client collateralized by a cash portfolio of securities, reflecting the reduced likelihood of recovery on these lending transactions. All of the positions with the client were closed out and hedges liquidated by May 17, 2021, as a result of which we recognized losses of ¥65.4 billion in the quarter ended June 30, 2021 and the year ended March 31, 2022, of which ¥56.1 billion booked in Equities revenues as trading loss and ¥9.3 billion booked as loan loss provision in expenses.

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

(3) Our hedging strategies may not prevent losses

We use a variety of financial instruments and strategies to hedge our exposure to financial risks arising from the financial instruments we enter into for our clients or for proprietary purposes. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking a position in another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments. Moreover, not all hedging strategies are effective, and certain strategies may, if the risk is not otherwise appropriately managed, increase our risk. For example, many of the transactions leading to the U.S. Prime Brokerage Event entailed providing the client with TRS transactions exposure to certain equities. In order to hedge the total return payments, we were obligated to make to the client, we held long positions in the underlying equities. However, this specific hedging strategy was not intended to hedge the risk of a default by the client and the potential need to liquidate the underlying positions in a volatile market environment. When such unhedged counterparty risk is realized, our hedging strategy of holding the underlying securities means that we are exposed to such market fluctuations, which may cause us to incur losses again in the future.

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

(6) Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the market value of their portfolios. A market downturn that reduces the market value of our clients’ portfolios would reduce the revenue we receive from these businesses and might increase the number of withdrawals or reduce the number of new investments in these portfolios. Also, any changes in our clients’ investment preference on their asset portfolios, including shifting investment assets to deposits which are stable assets and passive funds which generate lower fee revenue, may also result in a decline in our revenues.

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

6.	We may be exposed to losses when third parties do not perform their obligations to us

Our counterparties are from time to time indebted or otherwise owe certain obligations (such as with regards to the posting of collateral) to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivative transactions. We may incur material losses when our counterparties default or fail to perform on their obligations to us due to their filing for bankruptcy, a deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, repudiation of the transaction or for other reasons. The U.S. Prime Brokerage Event, during which a U.S. prime brokerage client defaulted on obligations to us to post additional margin in respect of trading activities as well as to repay amounts lent against collateral held by us, is an example. Separately, in the year ended March 31, 2024, the Company recorded a loss of approximately ¥14 billion due to a failure to settle transactions between a subsidiary of the Company and a broker in the U.K. Although we establish and maintain allowances for credit losses, such allowances reflect management judgments and assumptions based on information available to us, which may provide incorrect or incomplete, and these judgments and assumptions may prove to be incorrect, potentially significantly so.

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

11.	We may have to recognize impairment losses with regard to the amount of goodwill, tangible assets and intangible assets recognized on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem beneficial. We account for certain of those and similar purchases and acquisitions as a business combination under U.S. GAAP by allocating our acquisition costs to the assets acquired and liabilities assumed and recognizing the remaining amount as goodwill. On April 1, 2020, Nomura acquired 100% of Greentech and goodwill of ¥12,480 million was reported on our consolidated balance sheet. We also possess tangible and intangible assets other than those stated above.

We may have to recognize impairment losses, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill, tangible assets and intangible assets recognized on our consolidated group balance sheet which may adversely affect our financial condition and results of operations.

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

In addition to the above, our ability to borrow in the debt capital markets could also be adversely impacted by factors that are not specific to us, such as increases in market interest rates, reductions in banks’ or other financial institutions’ lending ability, a severe disruption of the financial and credit markets, negative views about the general prospects for the investment banking, brokerage or financial services industries, or negative market perceptions of Japan’s financial soundness.

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

13.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us recognizing impairment losses

Under U.S. GAAP, we have affiliates and investees accounted for under the equity method and whose shares are publicly traded. If there is a decline in the market price of the shares, we hold in such affiliates below the carrying amount of our investments over a period of time, and we determine that the decline is other-than-temporary, then we recognize an impairment loss through earnings which may have an adverse effect on our financial condition and results of operations. For example, we recognized an impairment loss of ¥47,661 million against our investment in Nomura Real Estate Holdings, Inc. during the year ended March 31, 2021.

•	Risks Relating to Legal, Compliance and Other Operational Issues

14.	Operational risk could adversely affect our business

Operational risk is the risk of financial loss or non-financial impact arising from inadequate or failed internal processes and systems, from a lack of appropriate personnel, from human errors, or from external events, and includes fraud, compliance, legal, IT, cyber and information security, third party, and other non-financial risks. We always face the potential of operational risk, and if materializes, it could adversely affect our business. Issues related to operational risk may include the risks listed in items 16 to 22 below.

15.	Reputational risk could adversely affect our business

Reputational risk is the risk of possible damage to Nomura’s reputation and associated risk to earnings, capital, or liquidity arising from any association, action, or inaction which could be perceived by stakeholders to be inappropriate, unethical, or inconsistent with Nomura Group’s values and corporate philosophy. We always face the potential of reputational risk, and if any of the events described in this Item 3.D occurs and such risk materializes, it could adversely affect our business outlook, financial condition, or results of operations.

16.	We may identify a material weakness in our internal control over financial reporting, indicating that our internal control over financial reporting may not be effective

As a New York Stock Exchange (“NYSE”)-listed company and SEC registrant, we assess the effectiveness of internal controls over financial reporting under the U.S. Sarbanes-Oxley Act of 2002, and management’s report thereon is included in Item 15 of this annual report. We also assess the effectiveness of internal controls over financial reporting pursuant to the Financial Instruments and Exchange Act and submit the Management’s

Report on Internal Control over Financial Reporting including the results of this evaluation as a part of our Japanese language annual securities report. We have established a framework with the goal of ensuring the effectiveness and appropriateness of these controls. However, we may identify a material weakness in our internal control over financial reporting, indicating that our internal control over financial reporting may not be effective.

For example, we identified a material weakness during the quarter ended March 31, 2024 in relation to certain classification and presentation matters within the consolidated statement of cash flows as included within our consolidated financial statements, which resulted in the need to restate the consolidated statement of cash flows in certain of our annual and interim consolidated financial statements. We identified and implemented a number of remediation actions to address this material weakness and intended to mitigate the risk of similar errors occurring in the future within the consolidated statement of cash flows. Our management concluded that our internal control over financial reporting was effective as of March 31, 2024 and March 31, 2025.

If future material weaknesses are identified, we may be unable to provide financial information in our consolidated financial statements and elsewhere in an accurate, timely and reliable manner or requiring additional restatements of our consolidated financial statements or other aspects of our periodic reporting. Such issues may undermine confidence in our published financial information and other reported information by users of our consolidated financial statements, including the holders of our securities, potentially causing reductions in the price of our common stock and/or ADRs. Additionally, such issues could limit our access to capital markets, affect client’s or counterparties’ appetite to enter into transactions with us and subject us to potential regulatory investigations and sanctions. Each of these factors may materially and adversely affect our business, results of operations and financial condition.

17.	Misconduct, fraud or other criminal activity by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We always face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, concealment of unauthorized or unsuccessful activities or criminal or other unlawful actions against customers. The misconduct could also involve the improper use or disclosure of non-public information relating to us or our clients, such as insider trading, improper transmission of such information and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

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

In October 2024, a former employee of NSC was arrested by Hiroshima Prefecture police and indicted by the Hiroshima District Public Prosecutors’ Office in November 2024. There is a risk that these developments could adversely affect our reputation, potentially leading to a loss of current and future clients, particularly with respect to clients in the Wealth Management division or other retail businesses, which could adversely affect revenues and overall business performance and could adversely affect our financial condition and results of operations.

Since April 2025, there has been a sharp increase in the number of cases of phishing scams and other cybercrime in which third parties pose as NSC attempting to lead customers to phishing websites using fake emails and to steal customer account numbers and passwords. NSC has decided to thoroughly investigate the damages incurred due to unauthorized access to securities accounts caused by these recent phishing scams, in which third parties utilized customer assets to trade securities, and to provide compensation for damages to a certain extent depending on the individual circumstances. As a result of such phishing scams, as well as any perceived shortcomings in the measures taken to compensate for damages incurred and strengthen security, our future reputation and financial condition could be adversely affected.

18.	A failure to identify and appropriately address conflicts of interest could adversely affect our business

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

19.	Our business is subject to substantial legal and regulatory risks

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

(1) Legal liability related to our business may occur and could adversely affect our business, financial condition and results of operations

During a prolonged market downturn or upon the occurrence of an event that adversely affects one of the markets in which we operate, we may be exposed to an increase in claims or significant litigations against us. The cost of defending such claims or litigations may be substantial and our involvement in litigation may damage our reputation. For example, during the year ended March 31, 2022, approximately ¥62.0 billion related to legacy transactions in the U.S. from before the global financial crisis (2007 – 2008) was recognized including legal expenses as well as certain transactions intended to mitigate future losses. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions.

Furthermore, regulatory and market expectations regarding sustainability, including climate change, in each country continue to evolve rapidly and generate conflicting views and approaches. As a result, our efforts toward sustainability, including participation in voluntary initiatives, may be perceived negatively by some stakeholders, potentially resulting in litigation or administrative penalties.

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

On September 25, 2024, the Japanese Securities and Exchange Surveillance Commission (the “SESC”) issued a recommendation that an administrative monetary penalty payment order be issued to the Company’s subsidiary, NSC, based on the SESC’s finding that NSC engaged in activities that constituted a violation of laws and regulations as part of certain Japanese government bond (“JGB”) futures transactions conducted in March 2021. As a result, in October 2024, NSC received a suspension of Special Entitlements of JGB Market Special Participants (Primary Dealer) from October 15, 2024 to November 14, 2024 from Japan’s Ministry of Finance and an order for an administrative monetary penalty from the Financial Services Agency (“FSA”). This could impact Nomura’s reputation and financial condition, potentially adversely affecting its business performance.

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

New regulations or revisions to existing regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. Such new regulations or revisions to existing regulations include the so-called Basel III package formulated by the Basel Committee on Banking Supervision (“Basel Committee”) and the finalized Basel III reforms published in December 2017, and also finalized market risk capital framework published in January 2019. NHI is subject to above revised regulatory capital adequacy ratios, liquidity ratios and leverage ratios since March 2025. Furthermore, in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for domestic systemically important banks (“D-SIBs”), and, in December 2015, the FSA identified NHI as a D-SIB and imposed a surcharge of 0.5% on our required capital ratio after March 2016 with 3-year transitional arrangement. In addition, FSB published the final standard requiring global systemically important banks (“G-SIBs”) to maintain a certain level of total loss-absorbing capacity (“TLAC”) upon their failure in November 2015. Under the FSA’s policy implementing the TLAC framework in Japan as updated in April 2018, the TLAC requirements in Japan apply not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA published the notices and guidelines of TLAC regulations in Japan. According to these notices and guidelines, NHI is subject to the TLAC requirements in Japan from March 31, 2021 although NHI is not identified as a G-SIB as of the date of this annual report. These changes in regulations may increase our funding costs or require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely affect our operating or financing activities or the interests of our shareholders.

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

(5) Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences such as, administrative penalties or punitive fines

In recent years, financial crimes have become more sophisticated, complex, and diverse. As the world faces growing threats of military disputes, terrorism, and cyberattacks, it is highly important to counter the financing of crimes and terrorism. Financial institutions around the world are expected to take strong measures to combat money laundering and terrorist financing. Despite our efforts to improve our anti-money laundering and counter-terrorism financing measures, which we have implemented consistently across the Nomura Group in accordance with the recommendations provided by the Financial Action Task Force (FATF) and the FSA’s “Guidelines on Anti-Money Laundering and Terrorist Financing”, there remains a risk that such measures will not be fully effective in preventing or detecting all violations in a timely manner. As a consequence, we could be subject to administrative penalties or punitive fines, which may adversely affect our financial condition and results of operations. See also “—Risks Relating to Legal, Compliance and Other Operational Issues—19. Our business is subject to substantial legal and regulatory risks—(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses” for further information regarding regulatory actions and other legal proceedings as well as consequences thereof.

20.	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

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

21.	System failure, information leakage and cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations

Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We have been in the past and may again become the target of attempted unauthorized access, computer viruses or malware, and other cyberattacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. In recent years, many of our employees increasingly work remotely using networking or other technologies, and these technologies have become even more critical to our business. The implementation of remote work arrangements may also increase the possibility that we will be subject to cyberattacks and other information security breaches. In addition, Nomura is engaged in the cryptocurrency business, and if the cryptocurrency wallets used in that business become targets of cyberattacks or other information security breaches, there is a possibility of unauthorized outflow or loss of cryptocurrencies. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign non-state actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to whom we are interconnected are subject to cyberattacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations.

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

22.	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

Under the philosophy that our people are our greatest assets, we view recruitment, talent development, performance appraisal, and mobility and advancement strategies as one human resources management cycle and work on various talent management initiatives in a comprehensive manner. Any failure to hire, retain, and develop qualified personnel may materially and adversely affect our business, financial condition and results of operations. There is significant competition for such personnel, based on factors such as compensation, the working environment, training and other employee benefits and our reputation as an employer. Spending on our human resource initiatives may harm our profitability. Moreover, developing our human resources and instilling in them a uniform corporate culture is a continuous, intensive process, and it may take more time than initially anticipated.

•	Risks Related to Holding or Trading of NHI Shares and ADSs

23.	Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of NHI Shares at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. For the purpose of protecting investors from excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares of NHI Shares at such price on a particular trading day, or at all.

24.	Under Japan’s unit share system, holders of shares of NHI Shares constituting less than one unit are subject to transfer, voting and other restrictions

The Company’s Articles of Incorporation, as permitted under the Companies Act, provide that 100 shares of NHI Shares constitute one “unit.” The Companies Act imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other rights relating to voting. Under the unit share system, any holders of shares constituting less than a unit may at any time request the Company to purchase their shares. Also, holders of shares constituting less than a unit may request the Company to sell them such number of shares that the Company may have as may be necessary to raise such holder’s share ownership to a whole unit. Shares constituting less than a unit are transferable under the Companies Act, but may not be traded on any Japanese stock exchange.

25.	As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

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

26.	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

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

27.	The Company’s shareholders of record on a record date may not receive the dividend they anticipate

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

28.

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

Our business consists of Wealth Management, Investment Management, Wholesale, and Banking*, which are described in further detail below. See also Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

* We established a new Banking Division, effective April 1, 2025. Historical financial information as of and for three years ended March 31, 2025 and the discussion thereof included in this annual report is presented on the basis of our historical structure consisting of three divisions (Wealth Management, Investment Management and Wholesale). Discussions of our business on and after April 1, 2025, including discussions of our strategy and goals, are on the basis of the new four division structure.

Corporate Goals and Principles

1. Fundamental Management Policy

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

2. Purpose

NHI will celebrate its 100th anniversary in December 2025. As we look to the next one hundred years, Nomura Group has established a Group Purpose to underpin group management in April 2024. Nomura Group is dedicated to the tenets embodied in its Founder’s Principles and the unwavering values ingrained in its Corporate Philosophy.:

Purpose We aspire to create a better world by harnessing the power of financial markets

Since its founding, Nomura Group has strived to contribute to the development of financial markets. Amid a complex and rapidly changing environment, Nomura Group will continue to leverage its knowledge and expertise to deliver added value and create a better world through the financial markets. The Group Purpose articulates Nomura Group’s strong resolve to work together with various stakeholders to build a better future, and its determination to continue taking on new challenges to become the best company for its clients and other stakeholders.

3. Management Vision

In May 2024, we formulated a new Management Vision for fiscal 2030, “Reaching for Sustainable Growth”, with the aim of promoting management strategies in line with our Purpose. Nomura Group continues to engage in the development of the financial and capital markets and the provision of optimal solutions to our clients by facilitating the circulation of risk capital through the provision of a wide range of financial services.

Our Business Divisions

Wealth Management

In our Wealth Management Division, we conduct wealth management business by delivering a wide range of financial products and services, including, high quality investment services and non-financial services, mainly for individuals and corporations in Japan, primarily through a network of nationwide branches of NSC and online services. The total number of local branches, including our head office, was 104 as of the end of March 2025.

We offer asset consultation services to meet the medium and long-term needs of our clients to manage their assets. We discuss Wealth Management client assets in “Wealth Management Client Assets” under Item 5.A of this annual report.

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

Wholesale

Our Wholesale Division consists of two businesses, Global Markets, which is mainly engaged in trading, sales, and structuring of financial products, and Investment Banking which is engaged in advisory, financing, and solution businesses.

Global Markets

Global Markets offers a wide range of services including: trading, sales, structuring of fixed income and equity products along with providing structured financing and solutions.

Fixed income products include: government securities, interest rate derivatives, investment-grade and high-yield corporate debt, credit derivatives, G-10 and emerging markets currencies, and securitized products, in OTC and listed markets. We act as primary dealers in the Japanese government securities market as well as select markets in Asia, Europe, and the U.S.

Equity products include: listed equity securities, Exchange Traded Funds (“ETFs”), convertible securities, listed and OTC equity derivatives, and equity financing in select markets with the support of prime services. Additionally, we offer agency execution services utilizing cutting-edge trading technology to help clients achieve best execution for their market trades. To provide extensive market access to our clients, we are a member of various exchanges around the world, with an industry leading market share on the Tokyo Stock Exchange.

These product offerings are supported by our global structuring and quantitative analysis functions, which paired with our utilization of information technology help provide tailored ideas and trading strategies for our institutional and corporate clients as well as our retail franchise.

Investment Banking

We offer a broad range of investment banking services to a diverse range of corporations, financial institutions, sovereigns, financial sponsors and others. We aim to establish and cultivate strong, long-term relationships with our clients by providing them with our extensive resources for each bespoke solution.

Financing & Solutions. We underwrite offerings of a wide range of securities and other financial instruments, including various classes of shares, convertible and exchangeable securities, investment grade and high yield debt, sovereign and emerging market debt, structured securities and other securities in the Asian, European, U.S. and other financial markets while also arranging private placements, and engaging in other capital raising activities. We also provide a wide range of solution products including event driven solutions (e.g. deal contingent hedging) and non-event driven solutions (e.g. cash management).

Financial Advisory. We provide financial advisory services on business transactions including mergers and acquisitions, divestitures, spin-offs, capital structuring, corporate defense activities and leveraged buyouts. Our involvement in reorganizations and other corporate restructurings related to industry consolidation enhances our opportunities to offer clients other investment banking services.

Banking

We established a new Banking Division, effective April 1, 2025.

The decision to launch the new division was driven by the megatrends of inflation, the changing interest rate environment and the acceleration of movements toward the realization of Japanese government’s “Policy Plan for Promoting Japan as a Leading Asset Management Center”. Nomura Group recognized the importance of enhancing its efforts to provide a diverse range of high-quality services through its Banking businesses. The Banking Division will leverage the strengths of The Nomura Trust and Banking Co., Ltd. and Nomura Bank (Luxembourg) S.A. in private markets and bespoke products and meet the diverse needs of clients in areas such as asset building and estate planning.

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

Our Information Technology

We believe that information technology is integral to our overall business and intend to maintain and enhance our technology platform to ensure that we are able to meet and exceed our clients’ needs. Accordingly, we will continue to invest, enhance and adapt our technology platform to ensure it remains aligned to the firm’s strategy and proactively seek and implement innovative financial technology to improve the operations of our business.

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

In our Wholesale Division, we continually invest and enhance our technology platforms to provide better risk management and improved data governance, as well as increase trading capabilities and improve efficiency in our business processes. In order to ensure adequate support for our Wholesale operations, we continue to utilize our offshore service entities in India and further enhance our regional support based capabilities.

In our Banking Division, we plan to continually invest in and enhance our technology platforms to strengthen risk management and improve the efficiency of our business processes. We are also committed to continuously investing in and improving our internet banking services to enhance customer convenience and security, as well as our initiatives in digital marketing.

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

Regulation of Other Financial Services. Securities companies are not permitted to conduct banking or other financial services directly, except for those which are registered as money lenders and engaged in money lending business under the Money Lending Business Act or which hold permission to act as bank agents and conduct banking agency activities under the Banking Law. Among the subsidiaries of the Company in Japan, NSC is a securities company that is also registered as a money lender and holds permission to act as a bank agent. Another subsidiary of the Company, the Nomura Trust and Banking Co., Ltd holds a banking license and trust business license.

Financial Instruments and Exchange Act. The FIEA widely regulates financial products and services in Japan under the defined terms “financial instruments” and “financial instruments trading business”. It regulates most aspects of securities transactions and the securities industry, including public offerings, private placements and secondary trading of securities, on-going disclosure by securities issuers, tender offers for securities, organization and operation of securities exchanges and self-regulatory associations, and registration of securities companies. In addition, to enhance fairness and transparency in the financial markets and to protect investors, the FIEA provides for, among other things, penalties for misrepresentations in disclosure documents and unfair trading, strict reporting obligations for large shareholders and corporate information disclosure systems, including annual and semiannual report systems, submission of confirmation certificates concerning the descriptions in securities reports, and internal controls over financial reporting.

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

Regulatory Changes. On May 31, 2019, a bill to amend the FIEA and the Payment Services Act, etc. was passed by the Diet of Japan. The amendment to the FIEA includes establishing the concept of “electronically recorded transferable rights” (denshi kiroku iten kenri, “ERTRs”) and treating ERTRs as Securities defined in Paragraph 1 of the FIEA. As a result, ERTRs are subject to requirements of the Disclosure of Corporate Affairs and Other Related Matters, and regulations for Financial Instruments Business Operators Engaged in Type I Financial Instruments Business apply to institutions dealing in ERTRs. Additionally, “crypto assets” (“angou shisan”) are now included in the definition of “Financial Instruments”, and derivatives transactions related to crypto assets are subject to the provisions of the FIEA. As a result of the amendment, certain special provisions concerning the crypto asset-related business have been introduced, whereby Financial Instruments Business Operators, etc. must explain the nature of crypto assets and must not make any representation that may mislead their customers about the nature of crypto assets. Moreover, regulations governing unfair acts in respect of crypto asset and crypto asset derivative transactions are introduced. The amendment became effective on May 1, 2020.

Overseas

Our overseas offices and subsidiaries are also subject to various laws, rules and regulations applicable in the countries where they conduct their operations, including, but not limited to those promulgated and enforced by the Securities and Exchange Commission (“SEC”), the Commodity Futures Trading Commission (“CFTC”), the U.S. Treasury, the NYSE, the Chicago Mercantile Exchange and other exchanges and/or clearinghouses, the Financial Industry Regulatory Authority (“FINRA”) (a self-regulatory organization (“SRO”) for the U.S. securities industry), the National Futures Association (“NFA”) (an SRO for the U.S. derivatives industry) in the U.S.; by the Prudential Regulation Authority (“U.K. PRA”) and the Financial Conduct Authority (“U.K. FCA”) in the U.K; and by a number of EU regulators including Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin), Autorité de Contrôle Prudentiel et de Résolution (ACPR), the Commission de Surveillance du Secteur Financier (CSSF) and Autorité des Marches Financiers (AMF). We are also subject to international money laundering and related regulations in various countries. For example, the USA PATRIOT Act of 2001 contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations and creating crimes and penalties. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could materially and adversely affect us.

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

The SEC has instituted a regulatory regime over SBS dealers, including (i) capital, margin and segregation requirements; (ii) recordkeeping, financial reporting and notification requirements; (iii) business conduct standards; (iv) regulatory and public trade reporting; and (v) the application of risk mitigation techniques to uncleared portfolios of SBSs. Our subsidiaries NGFP and NIP are registered with the SEC as SBS dealers and subject to the SEC’s regulations regarding SBSs.

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

On July 18, 2024, the CFTC approved an order granting conditional substituted compliance in connection with certain capital and financial reporting requirements applicable to nonbank swap dealers organized and domiciled in the U.K. subject to regulation by the U.K. PRA. This substituted compliance order, which replaces previous no-action relief provided by the CFTC, applies to NIP, which satisfies the capital and financial reporting requirements by complying with the conditions of the order.

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

Recent and Proposed Changes to U.S. Regulation

In June 2016, the SEC approved amendments to FINRA Rule 4210 requiring, FINRA member broker-dealers to set risk limits on each counterparty transacting in specified forward-settling agency mortgage-backed securities (“covered agency transactions”) as of December 2016, and to collect variation margin and/or maintenance margin from certain counterparties transacting in covered agency transactions as of June 2018. A failure to collect required margin in a timely manner (T+1) results in an obligation for the FINRA member broker-dealer to take a capital charge, and ultimately (T+5) to liquidate the customer’s position in order to satisfy the margin deficiency. After seven years of extending the implementation date of the original rulemaking, the SEC approved FINRA’s amendments on July 27, 2023, and the amendments became effective on May 22, 2024.

On October 13, 2023, the SEC adopted new Rule 10c-1a, which requires (a) certain persons to report information about securities loans to a registered national securities association (“RNSA”), and (b) RNSAs to make publicly available certain information that they receive regarding those lending transactions. FINRA is currently the only RNSA. Rule 10c-1a became effective January 2, 2024. The final FINRA rules pursuant thereto were required be adopted within 12 months thereof (i.e., by January 2025), with reporting by covered persons to commence by the first business day 24 months after the effective date of Rule 10c-1a (i.e., January 2026). On May 1, 2024, FINRA filed with the SEC a proposed rule change to adopt the new FINRA 6500 series – Securities Lending and Transparency Engine to implement Rule 10c-1a. The SEC approved the proposed rule change, which was partially amended on November 14, 2024, on January 2, 2025.

In December 2021, the SEC proposed rules (a) to prevent fraud, manipulation and deception in connection with security-based swaps, (b) to prevent undue influence over the chief compliance officer (CCO) of SBS dealers and major SBS participants and (c) to require any person with a large SBS position to publicly report certain information related to the position. On June 7, 2023, the SEC adopted the first two of these rules, relating to fraud, manipulation and deception in connection with security-based swaps and prevention of undue influence over the CCO; these rules became effective on August 29, 2023. The SEC has not yet adopted final rules requiring public reporting of large security-based swaps positions, and whether and when such final rules may be adopted is unclear.

In December 2022, the SEC issued four proposals to reform the U.S. equity market structure. The SEC proposed establishing a broker-dealer best execution standard, which would require broker-dealers to use reasonable diligence to ascertain the best market for a customer order so that the resultant price to the customer is as favorable as possible under prevailing market conditions. The best execution standard applies to all securities and supplements but does not replace the existing FINRA best execution rules. The SEC also proposed, among other things, to require that individual investor orders routed through broker-dealers be exposed to order-by-order competition in qualified auctions; to update the minimum pricing increments, with variable price increments based on the trading characteristics of stocks, reduce the access fee caps for protected quotations of trading centers, increase the transparency of exchange fees and rebates, and accelerate the implementation of rules that will make information about the market’s best priced, smaller-sized orders publicly available; and to revise and expand reporting and disclosure requirements relating to execution quality. On October 18, 2023, the SEC proposed a new rule to prohibit national securities exchanges from offering volume-based transaction pricing in connection with the execution of agency or riskless principal-related orders in certain stocks On March 6, 2024, the SEC adopted rule amendments that revise and expand reporting and disclosure requirements relating to execution quality, which is scheduled to become effective in December 2025. On September 18, 2024, the SEC adopted final rules for minimum pricing increments, access fee caps, transparency of exchange access fees and rebates, and the acceleration of implementation of rules making information about the market’s best priced, smaller-sized orders publicly available. While the rules were scheduled to be implemented in November 2025, the SEC stayed implementation of the rules in part on December 12, 2024 due to pending litigation challenging the rules. Final rules for the best execution standard, order-by-order competition in auctions, and volume-based transaction pricing have yet to be adopted, and whether and when such final rules may be adopted is unclear.

On May 16, 2024, the SEC adopted amendments to Regulation Privacy of Consumer Financial Information (“Regulation S-P”) and proposed amendments to Regulation Systems Compliance and Integrity Regulation (“Regulation SCI”). The amendments to Regulation S-P require broker-dealers, investment companies and investment advisers registered with the SEC to adopt written policies and procedures for incident response programs to address unauthorized access to or use of customer information. The amended Regulation S-P requires covered entities to notify individuals affected by an incident involving sensitive customer information as soon as practicable, but no later than 30 days, and provide them with details about the incident and other information intended to help affected individuals respond appropriately. Larger entities will be required to comply with the amendments no later than December 3, 2025, and smaller entities will be required to comply no later than June 3, 2026. The proposed amendments to Regulation SCI would, among other things, expand the types of entities covered by the regulation, require additional policies and procedures to address cybersecurity risks, and require disclosure of additional types of cybersecurity events to the SEC. Comments were due on June 13, 2023, but final amendments have yet to be adopted. It is unclear whether and when final rules may be adopted.

On June 12, 2023, FINRA released a concept proposal for a potential Rule 4610, which would require certain broker-dealers to establish liquidity risk management programs to ensure sufficient liquidity on a current basis. Those programs would need to include liquidity stress testing and contingency funding plans. The potential rule would specify eight conditions that would create a presumption, rebuttable by the broker-dealer, that the firm does not have sufficient liquidity on a current basis. If FINRA determines that a broker-dealer does not have sufficient liquidity on a current basis, it may require the firm to restrict or suspend some or all of its business until the liquidity concern is resolved. The comment period closed on August 11, 2023, but final rules have yet to be adopted. It is unclear whether and when final rules may be adopted.

On November 27, 2023, the SEC adopted a rule (Securities Act Rule 192) prohibiting securitization participants, which includes any underwriter, placement agent, initial purchaser or sponsor of an asset-backed security (“ABS” as defined by Securities Act Rule 192) (and/or certain of such party’s affiliates or subsidiaries), from engaging, directly or indirectly, in any transaction that would involve or result in a material conflict of interest between the securitization participant and an investor in an ABS, including reducing the securitization participant’s exposure to the ABS, subject to certain exceptions. The rule took effect on February 5, 2024. Any securitization participant must comply with the prohibition and the requirements of the exceptions to the final rule, as applicable, with respect to any ABS the first closing of the sale of which occurs on or after Monday, June 9, 2025.

On May 13, 2024, the U.S. Department of the Treasury and the SEC jointly issued a proposed rulemaking that would require certain investment advisers to implement reasonable procedures to verify the identities of their customers. Comments were due on July 22, 2024. It is unclear whether or when final rules may be adopted. On August 28, 2024, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network (FinCEN) issued a final rule expanding the definition of “financial institution” under regulations issued pursuant to the U.S. Bank Secrecy Act to include certain investment advisers, in effect requiring such investment advisers to adopt risk-based procedures to, among other things, perform due diligence on and risk assess their customers, monitor transactions and file, as warranted Suspicious Activity Reports with FinCEN.

On May 23, 2024, the CFTC adopted amendments to certain of its regulations imposing minimum capital requirements and financial reporting obligations on swap dealers. Among other things, the definitions of “tangible net worth” and “predominantly engaged in non-financial activities” were revised to allow nonbank swap dealers to determine tangible net worth capital at the parent or entity level and based on U.S. GAAP or International Financial Reporting Standards (“IFRS”). The amendments became effective on June 24, 2024, with a compliance date of September 30, 2024.

On June 3, 2024, the CFTC amended certain regulations regarding large trader position reporting requirements for futures and options, requiring, among others, FCMs to report position information for the largest futures and options traders to the CFTC. The amendments became effective on August 2, 2024, with a compliance date of June 3, 2026.

On December 13, 2023, the SEC adopted rules requiring covered clearing agencies in the U.S. Treasury security market to adopt policies and procedures designed to require their members to submit for clearing certain specified secondary market transactions including repurchases (including reverse repurchases) and certain cash Treasury transactions, among other things. Applicable securities clearing organizations are required to adopt the relevant policies and procedures by March 31, 2025, although such requirement has been temporarily exempted with respect to certain policies relating to the separate calculation of holding of margin amounts from direct participants for their proprietary positions until September 30, 2025. The requirement to clear applicable cash transactions in U.S. Treasury securities is scheduled to come into effect on December 31, 2026, while the requirement to clear repurchases and reverse repurchases is scheduled to come into effect June 30, 2027.

On March 6, 2024, the SEC adopted a comprehensive climate disclosure regime for public companies. The rules as adopted apply to both domestic company and foreign private registrants and require them to provide certain climate-related information in their registration statements and annual reports. Under these rules, registrants are required to, among other things, disclose information about climate-related risks that have had or would likely have a material impact on their strategy, business models and outlook. Registrants would need to include information addressing their governance and oversight of material climate-related risks, plans to manage climate-related risk within their risk management processes and material climate targets and goals. Registrants would also need to disclose information about their “Scope 1” and “Scope 2” greenhouse gas emissions (where material and, for large accelerated filers such as Nomura, subject to phased-in assurance requirements). Following the filing of lawsuits in multiple courts challenging the rules, as well as the issuance of an order by the U.S. Court of Appeals for the Eighth Circuit consolidating several of such suits, the SEC issued an order staying the new rules. The SEC subsequently voted on March 27, 2025 to end its defense of the rules, and on April 24, 2025, the U.S. Court of Appeals for the Eighth Circuit ordered that the suits be held in abeyance pending further order of the court and that the SEC file a status report advising whether the SEC intends to review or reconsider the rules. As adopted, the rules are scheduled to become effective in a phased manner, with the earliest requirements coming into effect for Nomura for its annual report for the year ending March 31, 2026. However, whether and when, if at all, they will become effective remains unclear.

Regulatory Climate Disclosure Developments: In the United States, certain states have introduced or enacted climate-related disclosure requirements targeting large businesses operating in those jurisdictions. For example, in 2023 California enacted two laws requiring companies with revenues above specified thresholds that do business in the state to publicly disclose their greenhouse gas emissions (Scopes 1, 2, and 3) and to prepare biennial reports on climate-related financial risks and adaptation measures. Similar legislation has been proposed in other states such as New York, reflecting a broader trend toward sub-national climate disclosure mandates. As a foreign private issuer with subsidiaries and operations in the U.S., Nomura may become subject to these state-level obligations, which would expand its climate-related disclosures. These state initiatives generally align with international climate reporting frameworks, but they may impose additional or more stringent requirements than the SEC climate disclosure rules described above-for example, by mandating Scope 3 emissions reporting regardless of materiality. Nomura is monitoring these developments and will seek to harmonize compliance with state requirements, SEC regulations (to the extent applicable), and global standards to ensure consistency across its disclosures.

Regulation in the U.K. and Europe

Nomura’s UK entities Nomura Europe Holdings plc (“NEHS”), Nomura International plc (“NIP”) and Nomura Bank International plc (“NBI”) are subject to prudential regulation by the PRA in accordance with the requirements established under the Financial Services and Markets Act 2000, U.K. Capital Requirements Regulations and the PRA Rulebook.

During the course of the last financial year, the PRA have issued a number of consultations and introduced new policies with changes to the prudential regulatory requirements in the UK, including most significantly, near final rules to implement the final Basel 3.1 standards in the UK, introducing changes for operational risk, credit risk, CVA and market risk capital calculations. The new rules will be applied from January 1, 2027.

Further, from March 3, 2025, NEHS has been subject to the new PRA policy requirements for Trading Activity Wind-down (“TWD”) covering requirements for firms to have capabilities that can be utilized for a full or partial wind-down of their trading activities, either as part of their recovery or post-resolution restructuring.

Nomura’s EU entities Nomura Financial Products Europe GmbH (“NFPE”), Banque Nomura France (“BNF”) and Nomura Bank (Luxembourg) S.A. (“NBL”) are subject to prudential requirements under the Capital Requirements Regulation (“CRR”) and local regulations published by national competent authorities in accordance with the Capital Requirements Directive (“CRD”).

During the course of the financial year ended March 31, 2025, the EU implemented significant changes to the prudential regulations through CRRIII and CRDVI. The CRRIII changes implement the final Basel 3.1 standards in the EU with effect from January 1, 2025, with the exception of FRTB changes for market risk which have currently been delayed to at least January 1, 2026 with a further delay to January 1, 2027 now proposed. The CRDVI changes will require third-country firms to conduct core banking services via EU branches or subsidiaries following implementation into national laws due to be applied from January 11, 2026.

Since 2014, EU banks and investment firms have been subject to prudential capital requirements under CRR and CRD IV, aimed at strengthening the banking sector’s resilience and supporting economic growth. CRR II and CRD V introduced amendments, including leverage ratios, net stable funding ratios, and stricter counterparty credit risk calculations, with most changes taking effect in 2021.

The revised MiFID II and MiFIR, which became effective on January 3, 2018, brought significant changes to European financial markets. These included expanded transparency requirements for non-equities and the mandatory clearing of standardized OTC derivatives through central clearing counterparties and regulated trading venues.

Further developments occurred in March 2024, with the publication of MiFIR II and MiFID III. MiFIR II took immediate effect across member states, while MiFID III requires implementation by September 29, 2025. MiFIR II focuses on three key areas: enhancing transparency and availability of market data, fostering competition among execution venues, and ensuring the global competitiveness of EU market infrastructure. A primary objective of MiFIR II is the creation of an EU-wide consolidated tape for shares, bonds, ETFs, and derivatives.

Additional amendments introduced by MiFIR II and MiFID III include updates to the double volume cap (DVC), the reference price waiver, and trading obligations for shares and derivatives, ensuring consistency across the two regulatory frameworks. Collectively, these reforms aim to improve market transparency, foster harmonization, and increase competitiveness throughout EU financial markets.

In December 2023, the FCA published a consultation paper (CP 23/32) proposing significant changes to U.K. non-equity transparency requirements which:

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

The final policy statement was published in November 2024. The UK has removed pre-trade transparency requirements for Systematic Internalisers in non-equity products. The following changes to the transparency regime will come into force on December 1, 2025:

(i)	The move to a qualitative “systematic internaliser” definition, provides related guidance and includes a discussion paper.

(ii)

The FCA has made some changes to its original proposals on non-equity transparency, deciding to use different post-trade deferral models for bonds and derivatives. The bond consolidated tape will only go live after the changes to the transparency regime take effect.

The proposals form part of the Wholesale Markets Review conducted by HM Treasury and the FCA since 2021.

On July 26, 2024, the FCA published a Consultation Paper (CP24/14) on the Derivatives Trading Obligation (“DTO”) and Post Trade Risk Reduction Services. Among other things, the FCA is proposing to:

(i)	bring certain SOFR OIS derivatives under the DTO. The proposals mirror the trade execution requirement set in the CFTC’s “Made Available to Trade” determination.

(ii)	hard code rules that allow persons to continue to be able to trade derivatives in scope of the DTO on EU trading venues in certain circumstances; and

(iii)	reduce obligations (particularly post trade transparency), for post trade risk reduction services (e.g., portfolio compressions).

The consultation paper closed on September 30, 2024. On April 3, 2025, the FCA published the final Policy Statement, including the expansion of DTO in-scope instruments to certain classes of SOFR OIS from June 30, 2025. The FCA had published its final Direction in November 2024 which entered into force on December 31, 2024.

On January 13, 2025, HMT published the “The U.K. Short Selling Regulations 2025” (“SSR 2025”) replacing the current short selling regime which was onshored into the UK law following the UK withdrawal from the EU. The main commencement date is expected during 2025. Key provisions include:

(i)	the removal on restrictions on uncovered short selling of sovereign debt and credit default swaps (but emergency intervention powers remain in place for these instruments);

(ii)	the notification to the FCA of net short positions above 0.2% of issued share capital.

(iii)	the retention of the existing UK SSR provisions regarding “buy-in”.

In May 2023 the EU Commission published proposals as so called “Retail Investment Strategy” that will impact regulations on MiFID II and PRIIPs. Proposed changes will affect financial institutions even without providing services to retail clients and aim to set higher standards of client protection.

During the year ended March 31, 2025, both the EU and UK Securities Financing Transactions Regulation (“SFTR”) regimes underwent targeted updates aimed at improving data quality and regulatory reporting accuracy. The European Securities and Markets Authority (“ESMA”) implemented revised technical standards and continued its focus on data completeness, highlighting persistent reconciliation gaps in SFTR reports and urging market participants to enhance controls, though no enforcement actions were taken. Similarly, the UK Financial Conduct Authority (FCA) introduced updated validation rules effective November 2024 and formalized a new “errors and omissions” reporting process, reinforcing its expectations for timely remediation and data integrity. Both regulators remain focused on transaction-level transparency, collateral reuse disclosures, and inter-repository reconciliation, prompting firms such as Nomura to invest in ongoing compliance enhancements across their EU and UK operations.

In 2024, the EU and UK each introduced significant changes to their Central Securities Depositories Regulation (“CSDR”) regimes, affecting Nomura’s cross-border operations. In the EU, a targeted CSDR “Refit” amendment was adopted in late 2023 (effective 2024) to refine the settlement discipline framework. This reform deferred the controversial mandatory buy-in requirement (keeping it suspended unless future conditions warrant reactivation after further review), while maintaining and adjusting the cash penalty mechanism for failed trades. EU regulators, led by ESMA, emphasized supervisory guidance over enforcement: in 2024 ESMA issued technical advice supporting only modest increases to penalty rates and clarified that no penalties should apply to fails beyond participants’ control (e.g., due to major systems outages). Meanwhile, the UK chose not to implement the EU’s settlement discipline regime and moved to replace the onshored CSDR with a new Bank of England-led framework under the Financial Services and Markets Act 2023, which notably omits mandatory buy-ins and automatic cash penalties. Nomura’s EU and UK affiliates have accordingly adjusted: the EU entities operate under CSDR’s discipline regime (incurring daily penalties for settlement fails and strengthening internal processes to minimize fails), while the UK entities follow domestic standards without such penalties or buy-in obligations. Industry participants have generally improved settlement efficiency under these measures but have also cautioned regulators against overly punitive changes – for example, the International Capital Market Association noted that significantly raising EU penalty rates would be unjustified given recent reductions in fail rates and could negatively affect market liquidity.

On November 21, 2024, the International Organization of Securities Commission (“IOSCO”) published a Consultation Report (CR) on Pre-Hedging. The CR proposes a definition for “pre-hedging” along with recommendations on acceptable practices and the management of conduct risks. It seeks to provide regulators with a framework for globally aligned pre-hedging standards that balance client protection and market integrity with the legitimate risk-management needs of dealers. The consultation closed on February 21, 2025. Final set of recommendations will follow, and IOSCO members should consider how they wish to apply these recommendations to dealers in their jurisdictions, considering their relevant legal and regulatory framework.

In March 2025, the European Commission extended its temporary equivalence decision for UK central counterparties (“CCPs”) by three years – through June 30, 2028 – to safeguard financial stability and provide clarity for EU market participants. This extension allows EU financial institutions, including Nomura’s EU affiliates, to continue clearing transactions via UK CCPs such as LCH Ltd without disruption, ensuring near-term continuity for the Group’s EU and UK clearing operations. The measure is intended as a bridge while EU authorities implement structural reforms under the European Market Infrastructure Regulation (“EMIR 3.0”) to reduce overreliance on UK clearing venues and bolster the competitiveness of EU CCPs. For example, EMIR 3.0 introduces an “active account” requirement obliging EU counterparties active in certain derivatives to maintain a clearing account at an EU-authorised CCP, as part of efforts to gradually shift more clearing activity onshore over time.

In the EU, a package of “EMIR 3.0” reforms was finalized in late 2024 under the Capital Markets Union clearing initiative, introducing measures to bolster EU clearing and reduce reliance on UK CCPs. Key changes include an “active account” requirement (effective June 2025) obliging in-scope EU firms to maintain clearing accounts at EU CCPs and clear a portion of their euro-denominated interest rate derivatives in the EU, new obligations for clearing service providers to offer clients EU clearing options and report third-country clearing activity, and streamlined CCP supervision and authorization processes to strengthen EU clearing infrastructure. To facilitate the transition, the European Commission extended temporary equivalence for UK CCPs through June 2028, and certain longer-term measures (such as possible quantitative clearing mandates) remain under review. In parallel, UK authorities have been reviewing the UK EMIR framework: in early 2025 the UK moved to indefinitely extend the clearing exemption for pension scheme arrangements beyond its previous June 2025 expiry, and the FCA and PRA jointly consulted on proposals to amend margin requirements for non-centrally cleared derivatives (including permanently exempting single-stock and index options from initial margin and aligning rules for legacy trades) . These regulatory developments in the EU and UK are particularly relevant to Nomura’s cross-border derivatives and clearing operations, which must adapt to evolving clearing obligations and margin rules across jurisdictions.

On July 20, 2021, the EU Commission presented its package of legislative proposals to strengthen EU rules on anti-money laundering and countering the financing of terrorism. On January 18, 2024, the Council and the European Parliament reached a provisional agreement on the anti-money laundering package. The package contains the establishment of a European authority (“Anti-Money Laundering Authority – AMLA”) which will be based in Frankfurt, Germany. The AML Package has been adopted by the European Council and published in the EU’s Official Journal on June 19, 2024. EU Member States must transpose the AMLD 6 in their national legislation by July 10, 2027, at which point the current AMLD4, as amended by the AMLD5, will be repealed. The AMLR will start to apply from July 10, 2027,

The Regulation that implements AMLA will start to apply as of July 1, 2025, with exception to certain articles.

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

The Senior Managers and Certification Regime (“SM&CR”) came into force on March 7, 2016, with the aim of reducing the risk of harm to consumers and strengthening market integrity by making firms, and individuals within those firms, more accountable for their conduct and competence.

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

Publication of the Edinburgh Reforms was put on hold due to the change in UK government; however, we understand there still be some changes to SM&CR, but we are waiting for the final outcome.

On September 25, 2023, the U.K. PRA and the FCA launched a consultation (now closed) setting out proposed rules and expectations aimed at improving diversity and inclusion regulated firms. The proposals build on suggestions made by respondents to the regulators’ joint discussion paper (DP2/21), published in July 2021. Among other things the proposals include requiring firms to publish a firm-wide diversity and inclusion strategy, requiring the largest firms to set their own diversity targets where they identify underrepresentation subject to a minimum of targets for women and ethnicity, an expectation that responsibility for diversity and inclusion be allocated to the relevant senior management functions and measures for accountability to be put into place. Final regulatory requirements were due to be published in a policy statement however the FCA and PRA decided not to proceed further with the proposals, citing broad feedback, expected legislative developments, and a desire to avoid placing additional burdens on firms.

Protection of Personal Data – The protection of personal data is and has been the subject of legislation across EU and UK countries for many years. Data Protection requirements for EU countries are subject to the EU General Data Protection Regulation (“GDPR”) (which came into force to replace the previous legislation on May 25, 2018). GDPR included a number of important changes to existing data protection legislation including new obligations on data processors, restrictions on the transfer of personal data outside the EEA and the introduction of new concepts such as “accountability” (and related record-keeping), the “right to be forgotten” and a requirement for data breach notifications to the relevant Regulators. Enforcement of GDPR is carried out by both national regulators in EU countries and the European Commission, and the regulators also have the power to impose greater fines for any breaches of the data protection requirements of up to 4% of a firm’s global turnover. While the GDPR applied to the UK when it came into force, changes were required as a result of Brexit as the UK ceased to be a member of the EU at that point. These changes included the adoption of a UK GDPR and a new Data Protection Act 2018 to effectively implement the GDPR requirements in the UK and provide a base line for data protection compliance for UK companies. This has enabled the adequacy decision to permit personal data transfers from the EU countries to the UK without further steps required. For the UK, the Information Commission remains the regulator of data protection, with the ability to enforce compliance for UK controllers.

The EU Benchmark Regulation (BMR), effective since June 30, 2016, applies to the administration, contribution, and use of benchmarks within the EU.Likewise, the U.K. adopted its version of the BMR in January 2018.

Benchmarks can only be used if their administrators are authorized, registered, or recognized in the EU or U.K. For third-country benchmark administrators, transitional periods currently allow usage of non-EU/U.K. benchmarks, which have been extended until December 31, 2025, in the EU and December 31, 2030, in the U.K.

The EU is reviewing the BMR to streamline its scope, focusing on significant and critical benchmarks, including EU Climate Transition and Paris-aligned benchmarks, with plans to introduce revised rules by January 2026. The U.K. is simultaneously exploring reforms of its benchmark framework as part of broader efforts to replace retained EU law under the Financial Services and Markets Act 2023.

In the United Kingdom, regulators have intensified ESG-related supervisory expectations and disclosure requirements applicable to Nomura’s UK-regulated businesses (including its investment banking operations). The PRA’s Supervisory Statement 3/19 on climate-related financial risks remains a key framework: in 2024, PRA reviews found that industry progress in meeting these expectations was uneven and that further work was needed. The PRA continues to review compliance with SS3/19 and expects firms to take a proactive approach to embedding climate risk into governance, risk management, scenario analysis, and disclosures. In early 2025, the PRA proposed updates to SS3/19 to clarify and reinforce these expectations, reflecting supervisory focus on more rigorous climate scenario analysis, integration of climate risk into business strategy, and high-quality disclosures. Separately, the UK has introduced mandatory climate-related financial disclosures (aligned with TCFD recommendations) under the Companies Act 2006 (as amended in 2022), requiring large UK companies (such as Nomura’s UK entities) to include climate governance, strategy, risk management, and metrics and targets information in their annual reports. Additionally, the FCA has implemented new Sustainability Disclosure Requirements (SDR) and an investment labels regime: final rules published in late 2023 introduced an anti-greenwashing rule (applicable to Nomura entities from May 2024) and require asset managers to adopt standardized “sustainable” product labels and to make both product-level and entity-level ESG disclosures. UK regulators are emphasizing firm-level compliance with these evolving standards, and Nomura is expected to meet the heightened ESG disclosure obligations and supervisory expectations in its UK operations.

This UK framework also establishes a voluntary sustainable investment labelling system with four categories of investment products (available for use from July 31, 2024), alongside related naming and marketing restrictions. In addition, firms must comply with phased disclosure requirements, including providing prescribed consumer-facing and pre-contractual product disclosures by December 2024 and thereafter making annual product-level and entity-level sustainability reports (with initial disclosures due by late 2025 for larger asset managers). Nomura’s in-scope UK entities have prepared these SDR measures in line with the FCA’s 2024–2025 timetable to ensure compliance and mitigate greenwashing risk

On January 9, 2025, the European banking authority (“EBA”) published its final guidelines on the management of environmental, social and governance (“ESG”) risks. These guidelines include minimum standards and reference methodologies for the identification, measurement, management, and monitoring of ESG risks by institutions. The guidelines will apply to Nomura’s EU subsidiaries in scope of CRR from January 11, 2026.

On February 26, 2025, the European Commission published an “Omnibus package” aimed at simplifying and aligning its sustainability reporting and due diligence laws. The proposal seeks to introduce amendments to CSRD, CSDDD and Taxonomy reporting. The proposal consists of two draft Directives which cover, respectively, a) dates for implementation and b) scope of application and substantive requirements. A two-year delay for companies coming into scope of CSRD in FY 2025, reporting in 2026 (the “Stop the Clock” Directive) has been approved and published in the EU Official Journal. The Directive entered into force on April 15, 2025. Member States have until December 31, 2025, to transpose into national laws. The other part of the “Omnibus package”, if adopted, will:

limit the scope of CSRD for undertakings, originally due to come into scope FY 2024-2026, so that undertakings must have 1000 employees on an individual/consolidated basis to come into scope of CSRD;

increase threshold for ultimate parent company to meet, to EUR 450 million EU turnover (as well as having a large EU subsidiary), for Article 40a CSRD reporting to be triggered.

Regulation (EU) 2023/2631 (the EU Green Bond Regulation) – which became applicable in December 2024 – established a voluntary “European Green Bond” (“EuGB”) label with strict criteria for green and sustainability-linked bonds made available to EU investors. Nomura’s EU and UK entities, when acting as issuers, underwriters or distributors of green or sustainability-linked bonds that are not formally designated as “European Green Bonds,” are not subject to mandatory requirements under Regulation (EU) 2023/2631 (the EU Green Bond Regulation). This new EU regulation (effective from December 2024) establishes a voluntary European Green Bond (“EuGB”) framework, imposing uniform criteria and disclosure obligations only on bonds that elect to use the official “EuGB” label. For other bonds marketed as environmentally sustainable or sustainability-linked, the regulation provides optional pre-issuance and post-issuance disclosure templates intended to facilitate comparison and enhance transparency (in order to address greenwashing). Use of these standard templates is not obligatory, and there are no additional marketing restrictions on non-EuGB-labelled green or sustainability-linked bonds beyond reserving the “EuGB” designation for qualifying issuances. Nomura may voluntarily adopt the EU’s templates to bolster disclosure in its green bond offerings, but such measures are not required by law under the EuGB Regulation.

As part of the FCA’s broader Sustainability Disclosure Requirements (“SDR”) framework, the UK regulator introduced a new “anti-greenwashing” rule effective May 31, 2024. This rule applies to all FCA-regulated firms – including Nomura’s UK investment banking, asset management, and financial product distribution businesses – and requires that any references to a product’s sustainability characteristics are consistent with its actual attributes and communicated in a manner that is fair, clear and not misleading. Aimed at preventing exaggerated or misleading ESG claims, the rule impacts day-to-day operations by necessitating more rigorous review of sustainability-related statements in marketing materials and client communications (to ensure such claims are substantiated) and by prompting adjustments to product disclosures to make sustainability features transparent and accurate. In addition, Nomura’s UK entities have enhanced internal governance and compliance controls – for example, updating policies, staff training, and record-keeping – to integrate these requirements into business processes and to demonstrate that any sustainability claims can be verified. This heightened focus on anti-greenwashing under the SDR regime reflects increased regulatory scrutiny of how financial institutions market and manage sustainable products, and Nomura’s UK operations will be required to maintain ongoing compliance with these standards going forward.

The UK Transition Plan Taskforce (“TPT”) – launched by HM Treasury in 2022 – has developed a “gold standard” climate transition plan disclosure framework, published in final form in October 2023. This framework supports the UK Government’s roadmap toward mandatory transition plan disclosures and is aligned with global standards such as the Task Force on Climate-related Financial Disclosures (“TCFD”) recommendations and the ISSB’s climate disclosure standard (IFRS S2). The TPT guidance applies to both real economy companies and financial institutions (including investment banks and asset managers), drawing on sector-specific initiatives like the Glasgow Financial Alliance for Net Zero’s guidance for financial firms. UK authorities have indicated that TPT standards will form the basis of future requirements: the Financial Conduct Authority has signalled plans to strengthen climate-reporting rules (e.g. for listed issuers) with TPT-aligned transition plan expectations, and the Government is consulting on making such disclosures mandatory for large companies as part of its net-zero strategy. As of May 2025, the TPT framework remains voluntary guidance.

On December 7, 2023, PRA, FCA and BoE issued a joint consultation paper on Critical Third Parties (“CTP”) to the U.K. financial sector which seeks to reflect minimum resilience standards for CTPs. The proposed oversight framework complements the Operational Resilience Policy, which was also jointly issued by the BoE, PRA and FCA in 2021 and went live in March 2022 requiring firms to continue to enhance the resilience of their Important Business Services (“IBS”), such that, by March 2025, they are able to deliver those IBSs within agreed Impact Tolerances in the event of a range of severe but plausible disruptions.

With the Regulation (EU) 2022/2554 of the European Parliament and of the Council of December 14, 2022 the Digital Operational Resilience Act (“DORA”) entered into force aiming to solve the problem that financial institutions managed the main categories of operational risk mainly with the allocation of capital, but they did not manage all components of operational resilience. After DORA, financial institutions must also follow rules for the protection, detection, containment, recovery and repair capabilities against Information and Communication Technology (ICT)-related incidents. DORA provides new regulations on ICT risk management, incident reporting, BCM and threat testing and third-party risk management of ICT vendors. DORA affects all EU entities and must be implemented by January 17, 2025.

Regulatory Capital Rules

Japan

In March 2023, the FSA announced that it would delay the implementation date of the finalized Basel III standards for final designated parent companies for one additional year, to March 31, 2025. Also, in March 2022, the FSA announced the exclusion of deposits with the Bank of Japan from the total exposure used to calculate the leverage ratio until March 31, 2024. Further, in November 2022, the FSA announced that it will maintain the exclusion past March 31, 2024, and instead raised the required level of leverage ratio.

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

As discussed above, the FSA amended the FIEA and introduced new rules on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. Following introduction of these rules, NSC was designated as a Special Financial Instruments Firm, following which we have been designated as a Final Designated Parent Company. As such, we are required to calculate consolidated regulatory capital adequacy ratio according to the FSA’s “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Accordingly, since our designation as a Final Designated Parent Company in April 2011, we now calculate our Basel rule based consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company.

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

The Basel Committee has issued a series of announcements regarding a broader program to strengthen the regulatory capital framework in light of weaknesses revealed by past financial crises, as described in “Consolidated Regulatory Capital Requirements” under Item 5.B of this annual report. The Capital Adequacy Notice on Final Designated Parent Company is expected to incorporate the series of rules and standards in line with the schedule proposed by the Basel Committee.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The FSB also announced the group of G-SIBs will be updated annually and published by the FSB each November. Since November 2011, we have not been designated as a G-SIB. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important banks (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. In December 2015, the FSA identified us as a D-SIB and required additional capital charge of 0.5% after March 2016, with a 3-year transitional arrangement.

Overseas

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is registered with CFTC as a Swap Dealer on October 6, 2021 and registered with the Securities and Exchange Commission (“SEC”) as a Security Based Swap Dealer on November 1, 2021. NGFP calculates capital under SEC rule 18a-1 and CFTC rule 23.101 and requires the greater of $20,000,000, 2% of the SEC risk margin amount or 2% of the CFTC risk margin amount. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2024 and 2025, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”) as a U.K. Parent Financial Holding Company. The regulatory consolidation is produced in accordance with the requirements established under the Financial Services and Markets Act 2000, U.K. Capital Requirements Regulations and the PRA Rulebook. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is also regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. NIP is also registered with the CFTC as a non-U.S. Swap Dealer (SD) and with the SEC as a conditionally registered Security-based Swap Dealer (SBSD). NIP is a member of National Futures Association (NFA). Both the SEC and CFTC have granted substituted compliance in some cases to recognize the comparability of U.K. regulations as being equivalent to satisfy the relevant requirements under the U.S. Dodd Frank regime. NIP has elected to rely on certain aspects of the substituted compliance regime in areas including, but not limited to, capital and margin, reporting and record keeping. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. NEHS also has a number of European domiciled subsidiaries including Nomura Financial Products Europe GmbH (“NFPE”), Banque Nomura France (“BNF”) and Nomura Bank Luxembourg S.A. (“NBL”) which are subject to the EU Capital Requirements Regulation and local regulations as applied by the regulators in the country of domicile of the subsidiary. NFPE is domiciled in Germany and is regulated by the German regulator (“BaFin”), BNF is domiciled in France and is regulated by the French regulator (“ACPR”) and NBL is domiciled in Luxembourg and is regulated by the Luxembourg regulator (“CSSF”). As of March 31, 2024 and 2025, NEHS, NIP, NBI, NFPE, BNF and NBL were all in compliance with relevant regulatory capital related requirements.

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

Management Challenges and Strategies

Our business environment is undergoing significant changes. We will continue to respond to it flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In addition, we will constantly implement new initiatives with the aim of expanding existing businesses and providing value-added services to clients.

1. Medium-to Long-term Priority Issues

We are pursuing sustainable growth across the entire group and working on building a business portfolio that focuses on stable and diversified revenue and improving capital efficiency.

Our vision is to advance Nomura Group to the next stage. To realize this, we launched a strategy of expanding into private markets to complement our businesses in the public markets. Based on this strategy, we have been working on promoting our Wealth Management business, strengthening the Investment Management Division, and fostering growth and stability in the wholesale business. Additionally, we have been exploring and enhancing new areas such as Digital Financial Services including the digital asset business and sustainability sector including sustainable finance. We are promoting company-wide cost control through structural reforms. In addition, we are advancing the sophistication and efficiency of the corporate functions that form the basis of these businesses, strengthening the governance structure and risk management, evolving the human resource management strategies, further embedding our code of conduct and compliance, and improving operational efficiency using digital technologies and enhancing cybersecurity. For more information on the strategies in each division, please refer to “2. Issues in Each Division.”

As announced in May 2024, we have set a management vision, “Reaching for Sustainable Growth”, as an indication of the direction of management toward fiscal 2030, and management quantitative targets of ROE of 8-10%+ and achieving an income before income taxes of over ¥500 billion. We will focus on the following areas to achieve these goals: (i) deepen global strategy leveraging our Japan franchise, (ii) achieve sustainable growth of stable revenues, and (iii) further promote our strategy to provide platforms. In addition, we break down the Price Book-value ratio (“PBR”) as shown in the figure below. Maximizing the absolute level of ROE is one of its key elements. Through addressing medium- to long-term priority issues, we aim to enhance our corporate value.

$$\text{PBR} = \frac{\boxed{1}\ \text{ROE}}{\boxed{2}\ \text{Cost of equity} - \boxed{3}\ \text{Expected growth rate}}$$

1 Maximize ROE	■ Improve profitability ■ Raise capital efficiency
2 Lower cost of equity	■ Smooth out earnings volatility by stabilizing and diversifying groupwide revenues
3 Increase expected growth rate	■ Capture growth markets ■ Realize organic and inorganic ■ Realign business portfolio

2. Issues in Each Division

The challenges and strategies in each division are as follows:

•	Wealth Management Division

As a result of the continuous initiatives to overhaul our business model to further help clients manage their assets, the Wealth Management Division has seen significant changes in its revenue structure, leading to certain achievements in transitioning to the recurring revenue business. To contribute to the improvement in the ratio of securities to the total financial assets among Japanese households, our challenge is to respond to diversifying wealth management needs. By providing comprehensive wealth management services through our nationwide network of branches, as well as our digital services, we aim to assist our clients in achieving their goals. We will continue working on improving the skills of our partners (sales representatives) while maximizing our comprehensive strengths to enhance our wide range of products and services in order to advance the wealth management business.

•	Investment Management Division

Our Investment Management Division provides solutions that meet the diversifying investment needs of our broad clients through a wide range of assets classes and services spanning both traditional and alternative assets. We aim to realize a virtuous cycle of investment that leads to the resolution of social issues by providing high-quality investment products that meet the diverse investment needs of clients. We regard the following trends as growth opportunities: Japan’s abundant individual financial assets and the tailwind of the government’s plan for promoting Japan as a leading asset management center, the growth of investment in private assets, high levels of funding demand for and investor awareness of sustainability-related investments. Amid continued downward pressure on management fees, we are working to improve our investment capabilities, increase our assets under management and increase the value added by our products and services in our public market businesses, expand our business platforms in alternative assets and other high-fee growth areas, and realize greater efficiency and cost control.

As announced in April 2025, we have reached an agreement with Macquarie Group Limited, an Australian financial services group, to acquire 100% of the stock of three companies that operate Macquarie’s U.S. and European public asset management business for an all-cash purchase price of approximately $1.8 billion (subject to closing adjustments). The transaction is targeted to close by the end of the calendar year, subject to customary closing conditions and regulatory approvals.

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

Investment Banking aims to provide seamless client experiences as we target to accelerate advisory services and financing to domestic and cross-border restructurings and industry-wide consolidations, as well as interest rate and foreign exchange solutions as volatile business environments impact our clients’ businesses. We have leveraged our Japanese strengths and focus on expanding our global advisory business, while also maintaining focus on sustainability in light of its importance within the industry and to our clients. Additionally, we will accelerate group-wide collaborations as we develop tailored advice for the benefit of our clients across a range of products and services.

•	Banking Division

We established a new Banking Division, effective April 1, 2025.

The decision to launch the new division was driven by the megatrends of inflation, the changing interest rate environment and the acceleration of movements toward the realization of Japanese government’s “Policy Plan for Promoting Japan as a Leading Asset Management Center.” Nomura Group recognized the importance of enhancing its efforts to provide a diverse range of high-quality services through its Banking businesses. The Banking Division will leverage the strengths of The Nomura Trust and Banking Co., Ltd. and Nomura Bank (Luxembourg) S.A. in private markets and bespoke products and meet the diverse needs of clients in areas such as asset building and estate planning.

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

We have clearly defined in our Risk Appetite Statement that all executives and employees must actively engage in risk management through our Three Lines of Defense framework. Besides, we continuously provide trainings to all executives and employees including those in the group companies to increase our knowledge about risks as financial professionals and develop a corporate culture of correctly recognizing, assessing and appropriately managing risks.

With regard to compliance, we continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.

So that all directors, officers and employees not only comply with laws and regulations, but also act in accordance with social norms, aiming to be a company that is truly trusted by society, with a high sense of ethics, can work with confidence and pride, we have established the “Nomura Group Code of Conduct” as guidelines for actions to be taken, and through associated trainings and other measures, we are working to promote appropriate actions (“Conduct”) based on the Code of Conduct. At the “Nomura Founding Principles and Corporate Ethics Day” held every August, we reaffirm the lessons learned from past incidents and renew our determination to prevent similar incidents to maintain and gain the trust society places in us; discussions are held regarding conduct after looking back on past incidents, and a pledge is made to comply with the Code of Conduct. The Code of Conduct is reviewed periodically to better respond to changes in the social and economic conditions surrounding Nomura Group and to the expectations of stakeholders. In 2024, as part of efforts toward the 100th year anniversary, Nomura Group established the Nomura Purpose “We aspire to create a better world by harnessing the power of financial markets”. The “Nomura Purpose Journey” project was launched to establish and further disseminate the Purpose. It emphasizes that each executive and employee should think about his or her Purpose and thoroughly discuss it with his or her subordinates, superiors, and peers. We believe that this project will provide an opportunity to reconsider “How each officer and employee should make decisions and act concretely” which is an important element of the Code of Conduct, and to further raise each employee’s awareness of the Code of Conduct.

By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.

(Administrative Action by The Financial Services Agency)

In September 2024, the Japanese Securities and Exchange Surveillance Commission made a recommendation that the Financial Services Agency impose an administrative monetary penalty against Nomura Securities Co., Ltd. (“NSC”) for unlawful trading of Japanese government bond futures in March 2021. In October 2024, the Financial Services Agency issued an administrative monetary penalty order against NSC. In response to this, NSC has formulated and implemented measures to prevent recurrence including the Front Office prevention measures (1st Line of Defense), the Prevention measures in Compliance (2nd Line of Defense), and the Verification by Internal Audit (3rd Line of Defense) in order to further enhance our compliance framework and internal controls and to rebuild trust with our stakeholders. Also, related to this incident, in the Compensation Committee, a resolution was passed to reduce executive compensation following a request for voluntary return of compensation.

(Incident Involving Former Employee)

In October 2024, a former employee of NSC was arrested by the Hiroshima Prefecture police and indicted by the Hiroshima District Public Prosecutors Office in November 2024. The Nomura Group takes these matters very seriously and emphasizes that incidents of this nature must never occur at a financial institution entrusted with safeguarding its clients’ assets. In response to this and to ensure that clients feel confident using its services, NSC has established more rigorous and effective countermeasures that are currently being implemented in order to strengthen current measures to enable early detection of misconduct and manage employees’ actions. These countermeasures consist of, among others, the establishment of the Operational Reform Promotion Committee, strengthening supervision of visits to clients’ homes, heightening monitoring of employee business activities, and extending block leave to the Wealth Management Division in order to detect wrongdoing. We have received an evaluation from external specialists regarding the adequacy of our countermeasures and confirmed that progress has been made in establishing a foundation for preventing recurrence. Also, related to this incident, at the Compensation Committee, a resolution was passed to reduce executive compensation following a request for voluntary return of compensation.

Views on Sustainability and efforts

1. Nomura’s Basic Views on Sustainability

Since its founding, Nomura has been engaged in the creation of not only economic value but also social value by circulating risk money through the provision of a wide range of financial services, developing financial and capital markets, and providing optimal solutions to clients.

Nomura sees sustainability from two perspectives: “Support the sustainability initiatives of clients and diverse stakeholders as a financial services group” and “Promotes activities such as reducing environmental impact, respecting human rights, and enhancing governance to ensure a sustainable existence for Nomura.”

For more specific initiatives, please also refer to the “Nomura Sustainability Report” scheduled for publication at the end of August 2025. (The Nomura Sustainability Report and the information posted thereon do not constitute part of and are not incorporated by reference into this annual report on Form 20-F.)

•	Supporting the sustainability efforts of our clients and stakeholders through business activities as a leading financial institution

Our core role as a financial services group is to support clients through the flow of funds and capital. We believe it is important to strengthen our functions to promote the sustainable circulation of capital by underwriting green bonds and social bonds issued by companies and financial institutions, providing strategic advisory services such as M&A advisory, and by developing ESG-related funds as investments and providing them to individual investors in Japan, in order for Nomura to be selected as our clients’

partner. Nomura sees financing of sustainable causes as a business opportunity to expand the range of services and solutions. In particular, in order to strengthen and promote sustainable finance initiatives, we have set a target of engaging $125 billion in sustainable finance projects in Japan and overseas over the five years ending March 31, 2026.

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

Nomura has announced its goal of achieving net zero greenhouse gas (“GHG”) emissions for its own operations by 2030, and to seek to achieve net zero GHG emissions attributable to its lending and investment portfolios by 2050. To support these goals, we joined the Net Zero Banking Alliance (“NZBA”), an international framework established by the United Nations Environment Programme Finance Initiative (“UNEP FI”) in September 2021. NZBA played a role as a platform for global financial institutions to discuss and develop the framework. However, recently, countries and regions have begun to formulate and implement regulations and industrial policies tailored to their respective economic and social conditions in order to achieve a decarbonized society. In light of these circumstances, in March 2025, we withdrew from NZBA membership. At the same time, we are focused on circulating funding and capital to enable the transition, as well as on supporting our clients based on the characteristics of each region.

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

In order to put our Group Purpose into action and to maximize our corporate value, the evolution of human resource management strategies is essential. For this reason, Nomura is working to differentiate the human resource management cycle of recruitment, talent development, performance appraisal, and mobility and advancement strategies, deepening “Conduct,” “Inclusion” and “Well-being”. We are working to build a cycle in which people, who are the source of Nomura’s competitiveness, play an active role and provide high added value. (For details, please refer to “(5) Human Capital Initiatives”.)

2. Nomura’s Sustainability-Related Governance

Nomura is a Company with Three Board Committees under Japanese law, separating management oversight and business execution to strengthen corporate governance. The oversight function and the executive side play respective roles in recognizing climate change risks and opportunities, promoting various measures, and managing risks.

(1) Board of Directors

The Board of Directors offers advice on sustainability related reports prepared by executive officers, based on our basic sustainability policy which states: “Nomura will contribute to the creation of a truly enriched society through our business activities based on the principles embodied in the Nomura Group Corporate Philosophy, and actively pursue initiatives to resolve social issues and create a sustainable world.” In the year ended March 31, 2025, we dealt with topics such as the disclosure of sustainability-related information, regulations and business practices.

(2) Sustainability Committee

Nomura has established the Sustainability Committee chaired by the Group CEO and which also consists of other persons designated by the Group CEO including the members of the Executive Management Board to deliberate and make decisions on strategies to promote sustainability. The Chief Sustainability Officer leads discussions in the Sustainability Committee to consolidate the company’s sustainability knowledge and accelerate the formulation and promotion of strategies. In the year ended March 31, 2025, we covered topics such as the establishment of NHI Green Issuance Framework, Nomura Group Materiality, efforts to achieve net zero and the establishment of Sustainable Innovation Investment Scheme.

(3) Sustainability Forum

In order to ensure opportunities for more flexible and substantive discussions on sustainability, the Sustainability Forum, as a forum for discussion by executives from across departments and regions, was established in the year ended March 31, 2024. This forum is an evolutionary reformation of the Sustainability Council, established in August 2021, and is divided into the Sustainability Business Forum, which deals with topics more closely related to business activities, and the Sustainability Corporate Forum, which deals with information disclosure and policy formulation. The forum has a flexible structure, such as inviting the additional participant member depending on the topics covered. In the year ended March 31, 2025, we discussed the content of NHI Green Issuance Framework and the interim target of reducing GHG emissions in our investment and loan portfolio.

3. Nomura’s Risk Management on Sustainability

Increasing attention to the management of Sustainability matters makes it imperative that we continue to develop policies and capabilities in these areas, and that we position ourselves in a positive light to interested stakeholders including our shareholders, clients and society at large. Amid rapidly changing circumstances around Sustainability, lack of sufficient considerations for Sustainability in business activities may also adversely affect our reputation, results of operations and financial condition. In particular, we recognize that climate change risks are likely to have an impact over the medium to long term, and we seek to manage these risks under appropriate management systems.

(1) Recognition of the Risks Associated with Climate Change

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

(2) Our approach on Risks Associated with Climate Change

Climate risk is recognized as one of risks that are understood to potentially impact the firm significantly if they materialize. Climate risk is not recognized as an independent risk, but is understood to be a risk factor affecting various risk areas. Nomura has built an integrated risk management framework that manages the risks caused by climate change by adding new controls into the existing risk management frameworks.

4. Metrics and Targets

Nomura has announced its goal of achieving net zero GHG emissions for its own operations by 2030, to seek to achieve net zero GHG emissions attributable to its lending and investment portfolios by 2050 and to deploy $125 billion in sustainable financings over the five years ending March 31, 2026(*). We post our progress towards each target on our company website. (Our website and the information posted thereon do not constitute part of and are not incorporated by reference into this annual report on Form 20-F.)

*This target includes capital raised through Nomura’s debt and equity capital markets businesses, private placements of mezzanine debt and equity securities, and debt financing through its Infrastructure and Power Financing Group.

5. Human Capital Initiatives

(1) Putting our Purpose into action and Maximize Our Corporate Value through the Evolution of Human Resources Management Strategy

We have declared our Group Purpose as “we aspire to create a better world by harnessing the power of financial markets”. In order to put our Group Purpose into action and to maximize our corporate value, we seek to improve our return on equity (ROE) through investing strategically for growth. We believe it is essential to enhance the competitive strength of our employees (human capital) in order to enhance productivity, build value for our clients and shareholders, and enrich our risk management culture by realizing the potential of our dedicated and professional workforce.

Through improving employee engagement with the long-term evolution of our human resources management strategy, we aim to differentiate the intellectual capital (1) that our human capital delivers as a team and further enhance the added value provided by the Nomura Group.

(1) Our intellectual capital refers to the intangibles that are the source of our competitiveness, including organizational capabilities, know-how, customer networks, and branding.

(2) Nomura Group’s Human Resources Management Strategy

Our human resources management strategy is based on the values of “Entrepreneurial Leadership,” “Teamwork,” and “Integrity” as defined in our corporate philosophy, and these core values set us apart from our competitors in our recruitment, talent development, performance appraisal, and mobility and advancement strategies, as well as our dedication to deepening “Code of Conduct,” “Inclusion,” and “Well-being.” This strategy forms the core of our recruitment, talent development and retention initiatives. We have decided to establish the Leadership Behaviors Model that sets out five behaviors that we expect of everyone at Nomura, which are “Explore insights & visions,” “Make strategic decisions,” “Inspire entrepreneurship in people,” “Elevate organizational capability,” and “Inclusion.” The Leadership Behaviors Model will be integrated into various human resources management strategies.

(i) Recruitment

Our recruitment strategy centers on acquiring talent that shares our core values of “Challenge,” “Collaboration,” and “Integrity” in alignment with our Purpose practice. We seek individuals who possess a strong risk culture, which is vital for effective risk management. To acquire and develop professional talent that consistently seeks new added value, we implement departmental or job-specific recruitment across all regions, including Japan, for both new graduate and mid-career hiring.

We also place significant emphasis on mid-career hiring, recognizing the need for diverse talent with advanced knowledge and expertise in specialized areas. In the past few years, over half of our new hires have been mid-career professionals.

In January 2023, we launched a system to connect with our alumni (former employees) and actively promote their re-employment while fostering connections with those engaged in other fields. As of March 31, 2025, approximately 290 users have registered on our networking site, reflecting an increase of about 40 since the previous year. We are committed to further utilizing this network to strengthen our community.

(ii) Talent Development

Under the Basic Policy of Talent Development listed below, we are committed to developing our talent.

<Basic Policy of Talent Development>

In order to put into action our Group Purpose, “we aspire to create a better world by harnessing the power of financial markets,” we aim for Nomura Group people to differentiate themselves by being a professional group that continually takes on challenges to create new added value.

We aim to create a self-sustaining decentralized organization in which every single employee has a high level of expertise and leadership. To achieve this, we have reorganized our training programs by hierarchy for new employees, instructors, and managers, and are working to enhance departmental expertise through department-specific training and to promote self-directed career development through enriched self-selection training.

As an example of the self-selection training, we launched our Digital IQ University program. This program enables employees, regardless of whether they are involved in IT operations, to systematically acquire a wide range of knowledge and skills related to digitalization. Additionally, in department-specific training, for example, in our Wholesale Division, we provide a knowledge management platform called “M&A University.” By utilizing this platform, employees can learn specialized knowledge in M&A advisory services and apply it in practical work.

Additionally, we are implementing various selective training programs. Specifically, the following programs are available:

Study Abroad Support Program - For more than 60 years, we have offered tuition assistance programs to employees in Japan in order to support their self-improvement goals through study abroad programs.

Startup training program - We launched our Startup training program in order to provide our employees with work experience at startup companies in Japan. Through this program, we encourage employees to gain experience outside of the Nomura Group and promote a culture of accepting diverse values when they return to the Nomura Group.

Nomura Keiei-juku - We have offered our in-house senior management development program in Japan. The participants, who are selected from the entire Nomura Group, have opportunities to have discussions with senior executives to gain exposure to their perspectives and to deepen their own vision, self-awareness, and determination as candidates of future management.

Nomura Management School - We send senior executives to executive programs operated by external educational institutions. By providing participants with the opportunity to enroll in high-quality executive education programs led by world-class instructors who are experts in various fields, including top-tier instructors from overseas universities, we are focusing on successor development.

(iii) Performance Appraisal

To deliver on the Nomura Group Purpose, in all regions including Japan, and across all departments and roles, we are making further efforts to enhance our performance-based compensation system, through ensuring the fairness of performance appraisal and benchmarking employee productivity against external market data. All managers in Japan paid by job type.

We have also introduced 360-degree feedback globally, and by engaging in dialogue between the target and the evaluators regarding the results, we are supporting the growth and leadership development of the target. Additionally, we have implemented the ERCC rating(2).

(2) Evaluation of Ethics, Risk Management, Compliance and Conduct.

(iv) Mobility and Advancement

We respect employees’ entrepreneurial mindsets and encourage autonomous career development. While we had a global internal job posting system in place before, we significantly expanded the scope of this system in Japan starting from the year ended March 31, 2021. Regardless of corporate title, many employees have actively applied to this system across departmental boundaries, enabling them to pursue new career opportunities through job rotations.

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

(3) Fostering Corporate Culture

We are engaged in fostering our corporate culture by embedding the Code of Conduct, promoting Inclusion and Well-being. To verify and improve the effectiveness of our talent management strategy, we have been conducting the “Nomura Group Employee Survey” since fiscal year 2013, and starting in fiscal year 2023, we have implemented a “Pulse Check Survey” that conducts awareness surveys quarterly on randomly selected employees. By analyzing these initiatives, we aim to connect the results to new measures through a PDCA cycle, focusing on enhancing employee engagement.

In April 2025, we established a Culture & Engagement Division. The Culture & Engagement Division will promote the cultivation of a positive corporate culture across the group and aims to enhance employee engagement.

PURPOSE
We aspire to create a better world by harnessing the power of financial markets
Our Goal
(Talent Management Policy)
Team of professionals who continuously take on the challenge of creating new value
Overview of People Strategy
Recruitment
Talent Development
The Core Values Set Us Apart from Our Competitors
Mobility and Advancement
Performance Appraisal
Fostering Corporate Culture
Code of Conduct
Inclusion
Well-being

(i) Code of Conduct

We not only comply with laws and regulations but also strive to ensure that all employees act in accordance with social norms. To guide the appropriate behavior expected of our members, we have established the “Nomura Group Code of Conduct” and promote proper conduct based on this code through training and other initiatives. Every year in August, on “Nomura Day of Founding Philosophy and Corporate Ethics,” we collectively reaffirm the lessons learned from past scandals. This includes initiatives aimed at preventing recurrence and maintaining and gaining the trust of society and our customers. We reflect on past misconduct, engage in discussions on proper conduct, and pledge to adhere to the Nomura Group Code of Conduct. Since its formulation in December 2019, the Nomura Group Code of Conduct is annually reviewed to better respond to changes in the social and economic landscape surrounding the Nomura Group and the expectations of our stakeholders.

(ii) Inclusion

We believe that diversity, represented by our employees from approximately 90 nationalities working across 30 countries and regions at Nomura, helps improve our competitiveness, innovation, and advanced risk management. In July 2016, we adopted our “Declaration on Diversity and Inclusion” initiative and have since been committed to enhancing our work environment through measures such as introducing hourly paid leave and a partnership program. We believe that ‘diversity strengthens an organization’ at the core of our values and aim to create a workplace where each of us feels a sense of belonging when we are valued and respected for who we are.To promote this,our Working Group, which consists of Executive Officers, Senior Managing Directors, heads of group companies and global regions, aims to create such a work environment across the group using a top-down approach. Additionally, our Employee Network, is composed of employee who participate voluntarily and engages in diversity awareness-raising activities at Nomura offices worldwide through a bottom-up approach.

Starting in fiscal year 2024, the promotion of Inclusion has been incorporated into the performance management system for all employees and executives worldwide, with the aim of deepening their understanding of inclusion in the workplace and encouraging them to contribute to creating a better work environment.

In Japan, initiatives such as the “Parental Leave Incentive Bonus,” implemented across domestic subsidiaries (with certain exceptions, such as joint ventures), have encouraged male employees to take continuous parental leave of one month or more.

Additionally, approximately 15,000 employees in Japan participated in the “Nomura Group Inclusion Training” as part of greater human rights awareness efforts, aiming to make “Inclusion” a personal matter and to gain a deeper understanding of minority issues.We will continue to seek to foster an inclusive environment where everyone can realize their full potential.

(iii) Well-being

We recognize the importance of our employees’ physical, emotional, mental and financial well-being so that they can realize their full potential, stay motivated and excel in the performance of their duties. We seek to improve its employee welfare programs, such as childcare and nursing care support, as well as to maintain and promote employee health, so that employees can continue to work with enthusiasm, including the development of appropriate working conditions and a comfortable working environment.

We also recognize the need to reduce Absenteeism (1) and Presenteeism (2), and improve Work Engagement (3) and have set the following measurements in order to monitor employee well-being:

Nomura Group will implement various measures towards ensuring the physical, mental and social well-being of all our people.

Reducing absenteeism	Reducing presenteeism	Improving work engagement

- Measures against lifestyle-related diseases
- Smoking cessation promotion
- Improving employee engagement and mental health
- Cancer prevention and patient support
- Promotion of women's health

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

For Absenteeism, we have not set a specific target because it is important to create an environment where our employees can be absent from work when they feel unwell. We will continuously evaluate and introduce new well-being initiatives to improve this metrics. We set our targets for Presenteeism and Work Engagement, 10 (i.e., no more than a 10% productivity loss rate) and 60 (with the national average being 50), respectively by the year ending March 31, 2026. At the moment these measurements are only applicable to employees of NSC, but we will continue to evaluate our implementation plan and extend the initiatives to other subsidiaries, ultimately expanding the coverage to the Nomura Group as a whole.

We also support the financial well-being of our global employees by offering various programs that contribute to asset formation, such as an employee stock ownership plan, a defined contribution pension plan, and Workplace Tsumitate NISA. We have also implemented an incentive system for contributions to the employee stock ownership plan and Workplace Tsumitate NISA. To enable employees to make more effective use of these systems, we began providing video content (Nomura Financial Wellness Program) in fiscal year 2023 through NSC, and in fiscal year 2024 through other domestic subsidiaries, allowing employees to quickly deepen their understanding of retirement benefits and pension systems.

C. Organizational Structure.

The following table lists the Company and its significant subsidiaries and their respective countries of incorporation as of March 31, 2025. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country/Region	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Fiduciary Research & Consulting Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Properties, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Institute of Estate Planning	Japan	100
Nomura Capital Partners Co., Ltd.	Japan	100
Nomura Mezzanine Partners Co., Ltd.	Japan	100
Corporate Design Partners Co., Ltd.	Japan	100
Nomura Kagayaki Co., Ltd.	Japan	100
Nomura IM Investment LLC	Japan	100
Nomura Global Finance Co., Ltd.	Japan	100
BOOSTRY Co., Ltd	Japan	51
Nomura Asia Pacific Holdings Co., Ltd.	Japan	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Securities Singapore Pte. Ltd.	Singapore	100
Nomura Australia Limited	Australia	100
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Nomura Financial Products Europe GmbH	Germany	100

Name	Country/Region	Ownership Interest
		(%)
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxemburg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura European Investment Limited	U.K.	100
Laser Digital Group Holdings AG	Switzerland	100
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura International Funding Pte. Ltd.	Singapore	100
Nomura Orient International Securities Co., Ltd.	China	51

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2025, our principal head office is located in Tokyo, Japan and occupies 826,317 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 127,348 square feet, our Nagoya branch office, which occupies 89,567 square feet, and the head office of Nomura Asset Management Co., Ltd. in Tokyo, which occupies 128,715 square feet.

As of March 31, 2025, our major offices outside Japan are the head offices of NIP located in London, which occupies 290,403 square feet, the New York head office of Nomura Securities International, Inc., which occupies 183,265 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong which occupies 83,506 square feet. We lease most of our overseas office space.

As of March 31, 2025, the major office of Nomura Services India Private Limited, our specialized service company in Mumbai, India, occupies 217,668 square feet.

As of March 31, 2025, the aggregate net book value of the land and buildings we owned was ¥89 billion, and the aggregate net book value of equipment we owned, including communications and data processing facilities, was ¥27 billion.

As of March 31, 2025, we plan to construct a new facility as follows:

Name	Location	Segment	Nature of the plan	Estimate of the amount of expenditures (Millions of yen)	Amount of expenditures already paid (Millions of yen)	Method of financing	Date of start of the activity	Estimated date of completion of the activity
NHI	Tokyo	Other	Nihonbashi 1-Chome Naka Area Type 1 Urban Area Redevelopment Project	149,200	22,109	Own funds	December 2021	March 2026

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the year ended March 31, 2025 and which remain unresolved as of the date of the filing of this annual report with the Commission.

Item 5. Operating and Financial Review and Prospects

A. Operating Results.

This discussion and analysis contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under Item 3.D “Risk Factors” and elsewhere in this annual report.

Business Environment

During the year ended March 31, 2025, while global inflation continued to subside, economic sentiment varied across regions, becoming a factor in market fluctuations. In the United States, temporary concerns about an economic slowdown triggered a sharp decline in global stock markets during the summer. In the November 2024 U.S. presidential election, Republican candidate Donald Trump secured victory. Initially, expectations for future tax cuts and deregulation were viewed as positive factors boosting stock prices. However, following his inauguration in January 2025, his statements regarding tariff hikes and the actual implementation of these measures occasionally triggered downward pressure on stock prices. In China, despite the continued stagnation in the real estate market, stock prices remained resilient starting in autumn, supported by expectations of economic stimulus measures driven by fiscal spending. In Europe, stock prices remained relatively weak, but since the beginning of the year, growing hopes for an end to the Russia-Ukraine war have driven notable stock price increases.

Meanwhile, in terms of monetary policy, the U.S. Federal Reserve Board (FRB) began its rate-cutting cycle in September 2024. However, with the strong U.S. economy, expectations for additional rate cuts were limited, and long-term interest rates rose from autumn into the new year. The European Central Bank (ECB) began its rate-cutting cycle in June 2024.

In Japan, the inflation rate declined toward the summer but became more persistent thereafter. The 2024 Shunto (spring wage negotiations) resulted in a 5.3% increase, and a strong trend of above 5% is expected to continue for 2025. Recognizing a strengthening virtuous cycle between wages and prices, the Bank of Japan raised its policy interest rate to 0.25% in July 2024 and further to 0.50% in January 2025. The USD/JPY exchange rate fluctuated, primarily reflecting the interest rate differential between Japan and U.S., but overall remained within a narrow range. Stock prices maintained a long-term upward trend throughout FY2024, supported by improved corporate profit margins.

Executive Summary

1. Overall results of business

We recognized net revenue of ¥1,892.5 billion during the year ended March 31, 2025, an increase of 21.2% from the previous year. Non-interest expenses increased by 10.3% to ¥1,420.5 billion, income before income taxes was ¥472.0 billion, and net income attributable to the shareholders of NHI was ¥340.7 billion. Return on equity was 10.0%. Earnings per Share* for the year ended March 31, 2025 was ¥111.03, an increase from ¥52.69 for the year ended March 31, 2024. We have decided to pay a dividend of ¥24 per share to shareholders of record as of March 31, 2025. Additionally, in commemoration of our 100th anniversary on December 25, 2025, we have decided to pay a commemorative dividend of ¥10 per share to shareholders of record as of March 31, 2025. As a result, the total annual dividend will be ¥57 per share for the year ended March 31, 2025.

* Diluted net income attributable to NHI shareholders per share.

2. Management’s assessment of key initiatives and achievements during the fiscal year

During the year ended March 31, 2025, our management strategy of “expanding the scope of our business from public into private markets” progressed steadily, reflecting our medium to long-term initiatives to grow stable revenues and diversify our Wholesale revenue streams, while controlling costs.

In the Wealth Management Division, recurring revenue grew due to continued net inflows into recurring revenue assets via the provision of comprehensive asset management services. As a result, income before income taxes reached ¥170.8 billion, the highest level in 11 years.

In the Investment Management Division, the alternative asset under management has reached a record high. Net inflows have helped drive growth in asset under management. Business revenue increased by 19% compared to the previous year. Additionally, investment gains have also increased. As a result, both the division revenue and income before income taxes have reached their highest levels since the division was established in April 2021.

In the Wholesale Division, revenue grew across all business lines and regions. In Global Markets, equity products, execution services, and securitized products performed well, and the revenue of international wealth management business in Asia and the Middle East has also increased significantly. In Investment Banking, the revenue of ECM and M&A in Japan has increased due to a high level of corporate actions. Additionally, M&A in EMEA and solution businesses across all regions grew. As a result, we recorded their highest revenue since the year ended March 31, 2017, both in Japan and internationally.

3. Capital policy and shareholder returns

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

We strive to pay dividends using a consolidated payout ratio of at least 40% of each semi-annual consolidated earnings as a key indicator. Additionally, we aim for a total payout ratio, which includes dividends and share buybacks, of at least 50%. The total amount of shareholder returns for each fiscal year is determined by comprehensively taking into account trends in the regulatory environment in Japan and overseas, including the strengthening of Basel regulations, as well as the consolidated results of our business divisions.

For further details of our dividend policy, refer to Item 5.B. “Liquidity and Capital Resources—Capital Management—Dividends”.

4. Summary by Segment

In our Wealth Management Division, net revenue for the year ended March 31, 2025 increased by 12.2% from the previous year to ¥451.5 billion. Non-interest expenses increased by 0.4% to ¥280.7 billion. As a result, income before income taxes increased by 39.2% to ¥170.8 billion. In the Wealth Management Division, we have worked to strengthen our wealth management services by enhancing comprehensive wealth management services in line with client needs to help our clients achieve the future they envision. Despite an uncertain market environment, there was an increase in flow revenue, mainly due to an increase in the sales of investment trusts, particularly through face-to-face channels. Additionally, there was also a significant increase in recurring revenue due to the expansion of Wealth Management client assets through our consulting services on the entire asset bases of our clients, which we have been working on continuously.

In addition, we aim to build a sustainable client base and expand our business over the medium to long term by establishing contact points through workplace financial services, and we have been able to successfully increase the number of clients we provide services to, including the working generation. Going forward, we will provide a wide range of wealth management services, including face-to-face consulting, non-face-to-face services using digital tools, and workplace services that address asset building needs.

In our Investment Management Division, net revenue for the year ended March 31, 2025 increased by 24.9% from the previous year to ¥192.5 billion. Non-interest expenses increased by 9.5% to ¥102.9 billion. As a result, income before income taxes increased by 48.8% to ¥89.6 billion. The Investment Management Division recorded the highest business revenue, which is a stable source of revenue, and the highest income before income taxes since the division was established in April 2021. The Investment Management Division has aimed for business revenue growth from increase in assets under management and providing higher value-added asset management. Net inflows for the year ended March 31, 2025 were ¥2.6 trillion, remaining at a high level following the previous year. However, due to market factors, such as the decline in the Japanese stock market, assets under management as of March 31, 2025 only slightly increased to ¥89.3 trillion from March 31, 2024.

On the other hand, the average of assets under management during the year ended March 31, 2025 significantly increased from the previous year, contributing to the expansion of business revenue. Higher value-added services, such as in-house active investments and private asset management business for wealth management, also contributed to the business revenue growth. In particular, alternative assets under management as of March 31, 2025 increased by 40.2% to ¥2,608.2 billion from March 31, 2024. The balance of “Nomu Wrap Fund,” designed to provide investors with a balanced investment approach suitable for various investment styles, reached ¥1.0 trillion.

In our Wholesale Division, net revenue for the year ended March 31, 2025 increased by 22.1% from the previous year to ¥1,057.9 billion. Non-interest expenses increased by 9.8% to ¥891.7 billion. As a result, income before income taxes increased by 208.4% to ¥166.3 billion. In Global Markets, we continued to focus on providing uninterrupted service and liquidity to our clients under tight risk control, as they rebalanced and hedged their portfolio in uncertain markets driven by macro-economic environment, central banks’ policy actions and the U.S. election. We delivered steady performance monetizing client flows and market opportunities led by Securitized Products, Equity Products and International Wealth Management. In Investment Banking, though there were difference among regions, client activity was at a high level and we strived to meet our client’s diversified needs through our services and solutions which led to an increase in the number of deals. Contributions from Advisory, Equity Finance and Equity Solutions in Japan, along with Advisory and Solutions including Private Credit in international regions resulted an increase in revenue.

Progress on Key Performance Indicators (KPIs)

«Management Indicators»

Return on Equity / Income before income taxes

We have set a quantitative management target for the fiscal year 2030, aiming to achieve an ROE of 8-10%+ and an income before income taxes of over ¥500 billion, as our most important management performance indicators.

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

We have set ROE target of 8-10%+ for the year ending March 31, 2031, reflecting the cost of capital for our Company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE. ROE for the year ended March 31, 2025 increased to 10.0% from 5.1% for the prior fiscal year.

In addition, in order to achieve sustainable growth, we have set a quantitative management target for the year ending March 31, 2031 to achieve an income before income taxes of over ¥500 billion, so that it helps them to assess business conditions more concretely and enhance corporate value. For the year ended March 31, 2025, the income before income taxes was ¥472 billion.

Common equity Tier1 capital ratio

There are multiple global financial regulations that we must comply with, including capital regulations established by Basel Committee on Banking Supervision as interpreted and implemented by the FSA which have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 capital ratio of at least 11%, so that we will take into consideration the financial soundness including certain buffer against severe market stress. As announced in May 2025, we have decided to set a new upper limit on our target range of a common equity Tier 1 capital ratio of 11% to 14%.

Our common equity Tier 1 capital ratio decreased to 14.52% as of March 31, 2025 from 16.29% as of March 31, 2024. For further details, on the key capital requirements we must follow, see Item 5.B. “Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements”.

«Indicators by Business Segment»

In addition to the Group KPIs, our management also uses certain divisional specific KPIs to monitor and assess performance of the divisions.

Wealth Management

We have adopted the following key indicators in the Wealth Management Division to quantify the outcomes of our efforts and monitor our business: Recurring revenue assets; Net inflows of recurring revenue assets; Flow business clients; and Workplace Services; so that our management will be able to monitor the progress of our businesses and target sustainable and further business growth. We believe that disclosure of those indicators is useful to investors in that it helps them to assess the progress of the division’s client-facing activities as well as digest and understand our growth potential.

	Year ended March 31 (Trillions of yen)
	2023	2024	% Change from previous year	2025	% Change from previous year
Recurring revenue assets	¥18.7	¥23.0	23.0%	¥23.5	2.3%

	Year ended March 31 (Billions of yen)
	2023	2024	% Change from previous year	2025	% Change from previous year
Net inflows of recurring revenue assets	¥580.5	¥702.0	20.9%	¥1,374.0	95.7%

*Revised figures retroactively prior to and including the year ended March 31, 2024 due to a change in definition as mentioned below.

	Year ended March 31 (Thousands)
	2023	2024	% Change from previous year	2025	% Change from previous year
Flow business clients	1,446	1,692	17.0%	1,644	(2.9)%
Workplace Services	3,489	3,627	4.0%	3,883	7.0%

Recurring Revenue Assets

Recurring revenue assets are defined by adding related loans to the total amount of assets, such as investment trusts, discretionary investments, insurance, and level fee assets, for which management fees and other recurring fees are charged. The amount of related loans totaled approximately ¥992.7 billion as reported within Loans receivable in the consolidated balance sheets as of March 31, 2025. Total recurring revenue assets as of March 31, 2025, were ¥23.5 trillion, an increase of ¥0.5 trillion, or 2.3%, from ¥23.0 trillion as of March 31, 2024, due to initiatives to increase recurring revenue assets and market factors.

Net Inflows of Recurring Revenue Assets

Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. In order to more closely monitor the progress of the stock business, we have retroactively revised the definition for this fiscal year so as not to include the net decrease due to investment trust distributions, which we believe more clearly isolates the level of inflows or outflows of investment trust assets under management (other than distributions). As a result, the net inflows of recurring revenue assets for the year ended March 31, 2023 increased from ¥333.7 billion to ¥580.5 billion. Similarly, the net inflows for the year ended March 31, 2024 increased from ¥317.4 billion to ¥702.0 billion. As a result of our success in establishing market presence in the Wealth Management business, the total net inflows of recurring revenue assets during the year ended March 31, 2025, were ¥1,374.0 billion, exceeding the ¥702.0 billion recorded for the year ended March 31, 2024 by 95.7%.

Flow Business Clients

The number of flow business clients is defined as the total number of clients to whom we provide flow business, businesses that generate flow revenues, within the fiscal year and is a measure of the growth in the client base that is critical to realizing the growth in flow revenue, etc. The number of flow business clients as of March 31, 2025, was approximately 1,644 thousand, which is 2.9% lower than the number as of March 31, 2024, which was 1,692 thousand. This decrease resulted from a slowdown in accumulation toward the end of the fiscal year against the background of heightened uncertainty about the future.

Services for Salaried Employees

Workplace Services are defined as the sum of the number of workplace financial services provided, such as the number of members of employee stock ownership plans, accounts derived from the employee stock ownership (excluding current members) and corporate defined contribution (DC) pension plan subscribers, and is an index used to measure the expansion of the client base through workplace financial businesses. As of March 31, 2025, the number of workplace services provided stood at 3,883 thousand. We achieved an expansion of 255 thousand, 7.0% increase from that of March 31, 2024, which was 3,627 thousand, mainly in terms of the increase in members of employee stock ownership plans, and have expanded our client base which will lead to sustainable growth.

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

	Year ended March 31 (Billions of yen)
	2023	2024	% Change from previous year	2025	% Change from previous year
Net inflow	¥(760)	¥3,760	—%	¥2,648	(29.5)%

	(Trillions of yen)
	March 31, 2023	March 31, 2024	% Change from previous year	March 31, 2025	% Change from previous year
The balance of assets under management	¥67.3	¥89.0	32.2%	¥89.3	0.4%

Net inflow

Net inflows are calculated by subtracting cash outflows from cash inflows. For these purposes, cash outflows do not include outflows from distributions. During the year ended March 31, 2025, Net inflows reached ¥2.6 trillion. In the investment trust business, while there were outflows from Money Reserve Funds and other money market funds, there were inflows into ETFs, alternative investments and balanced funds. In the investment advisory and international businesses, there were inflows into global equities and Japanese bonds from domestic institutional investors.

The balance of assets under management

The balance of assets under management includes the net balance (after deducting duplications) of assets under management (gross) of Nomura Asset Management Co., Ltd., Nomura Corporate Research and Asset Management Inc. and Wealth Square., Ltd., as well as third-party investments in assets managed by asset managers under the Investment Management Division. Despite market factors, including the decline in the Japanese stock market, assets under management increased slightly from March 31, 2024, ending at ¥89.3 trillion as of March 31, 2025 due to net inflows.

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

	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Cost-to-income ratio	96%	94%	(2)%	84%	(10)%
Revenue/modified RWA	6.5%	6.8%	0.3%	7.6%	0.8%

Cost-to-income ratio

The cost-to-income ratio for the Wholesale Division is calculated by dividing non-interest expenses for the division for a given reporting period by net revenue generated by the division for the same period, calculated consistently, in each case, with our segment presentation for the division. It is monitored at a divisional level to track operating margins for the business. The ratio improved during the year ended March 31, 2025 compared to the previous year as Wholesale costs increased 10% while revenues grew 22%. Revenues increased on a year-over-year basis across Global Markets and Investment Banking. Global Markets uptick was driven by strong performance across Equity Products, Execution Services, Securitized Products, and International Wealth Management business, whereas Investment Banking witnessed significant growth in ECM, M&A and Solutions businesses. Cost increase was primarily driven by increased revenue-linked trading activity and higher performance related costs. The ratio improved during the year ended March 31, 2024 compared to the previous year as Wholesale revenues rose faster than overall costs. The revenue increase was driven by growth in Investment Banking across major businesses, as well as improved performance in Global Markets particularly in Spread Products and Equity Products. Cost growth was mainly due to higher variable costs in line with performance and higher fixed costs due to inflation.

Revenue to modified Risk Weighted Asset (RWA) ratio

The revenue to modified RWA ratio for the Wholesale division is calculated by dividing net revenue generated by our Wholesale Division for a given reporting period (in the case of net revenue for the Wholesale Division for periods shorter than a full fiscal year, on an annualized basis) by the average balance of modified RWA used by the Wholesale Division for the same period. The revenue to modified RWA ratio is monitored to track our revenue earning capacity against risk resources deployed. Modified RWA is the total of (i) average daily risk-weighted assets as calculated and presented under Basel regulations as interpreted and implemented by the FSA and (ii) an adjustment equal to the regulatory adjustment to risk-based capital calculated and presented under Basel regulations as interpreted and implemented by the FSA divided by our internal capital ratio target of 12.5% (daily average for the accounting period), which we use to estimate the amount of deductions to RWA generated by the division. The revenue to modified RWA as we calculate and present it may differ from similarly titled measures presented by our competitors due to the approach and methodologies used for calculation. Our credit risk-weighted assets and operational risk equivalent assets are calculated by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk. The conversion of Wholesale RWA to modified RWA is based on adjustments reflecting our internal minimum capital ratio target. Moreover, the usefulness of this ratio may be limited in that the adjustment applied to RWA, which is intended to capture the appropriate amount of RWA to attribute to our businesses (as opposed to RWA as calculated for regulatory capital purposes), is an estimate incorporating our internal risk tolerance; however, this adjustment may not appropriately reflect the actual regulatory capital impact of the charged assets that are used by our business. Revenue to modified RWA increased for the year ended March 31, 2025 compared to the previous year, as the growth in Wholesale revenue offset the impact of increase in RWA. Revenue increased across both Global Markets and Investment Banking, driven by strong performance in Equity Products, Execution Services, Securitized Products and International Wealth Management, as well as growth in ECM, M&A and Solutions businesses. Revenue to modified RWA increased for the year ended March 31, 2024 compared to the previous year, with the increase in Wholesale revenue more than offsetting the impact of increase in RWA. The revenue increased mainly from Global Markets due to improved performance in spread products and equity products and in Investment Banking across major businesses.

Banking

On April 1, 2025, Nomura Group established a new Banking Division. Key indicator(s) decided for Banking Division, as a new business segment, will be disclosed from the year ending March 31, 2026.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen, except percentages
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Non-interest revenues:
Commissions	¥279,857	¥364,095	30.1%	¥407,011	11.8%
Fees from investment banking	113,208	173,265	53.1	212,234	22.5
Asset management and portfolio service fees	271,684	310,154	14.2	378,196	21.9
Net gain on trading	563,269	491,611	(12.7)	580,099	18.0
Gain on private equity and debt investments	14,504	11,877	(18.1)	7,634	(35.7)
Gain (loss) on investments in equity securities	(1,426)	9,612	—	444	(95.4)
Other	130,940	175,824	34.3	223,264	27.0

Total Non-interest revenues	1,372,036	1,536,438	12.0	1,808,882	17.7
Net interest revenue	(36,459)	25,562	—	83,603	227.1

Net revenue	1,335,577	1,562,000	17.0	1,892,485	21.2
Non-interest expenses	1,186,103	1,288,150	8.6	1,420,521	10.3

Income before income taxes	149,474	273,850	83.2	471,964	72.3
Income tax expense	57,798	96,630	67.2	124,709	29.1

Net income	¥91,676	¥177,220	93.3%	¥347,255	95.9%
Less: Net income (loss) attributable to noncontrolling interests	(1,110)	11,357	—	6,519	(42.6)

Net income attributable to NHI shareholders	¥92,786	¥165,863	78.8%	¥340,736	105.4%

Return on equity	3.1%	5.1%		10.0%

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025. This increase was primarily driven by Asset management and portfolio service fees from our Wealth Management Division and Investment Management Division and Net gain on trading from our Wholesale Division. The increase in Commissions was primarily due to an increase in commissions received from distribution of investment trusts. Fees from investment banking increased during the year ended March 31, 2025 primarily due to an increase in revenue from underwriting and sales commission and M&A advisory fee. Asset management and portfolio service fees increased as the average of asset under management increased during the year ended March 31, 2025. Net gain on trading increased during the year ended March 31, 2025, primarily due to an increase in revenue from the Fixed Income and Equities businesses. Net gain on trading also included total gains of ¥2.3 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a widening of Nomura’s credit spread. Gain (loss) on investments in equity securities decreased during the year ended March 31, 2025, primarily due to a result of market correction of the underlying investment during the year ended March 31, 2025. Gain (loss) on investments in equity securities includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Other increased during the year ended March 31, 2025, primarily due to foreign exchange gains.

Net revenue increased from the year ended March 31, 2023 to the year ended March 31, 2024. This increase was primarily driven by Commissions from our Wealth Management Division. The increase in Commissions was primarily due to an increase in commissions received from brokerage for equity and equity-related products and distribution of investment trusts. Fees from investment banking increased during the year ended March 31, 2024 primarily due to an increase in revenue from underwriting and sales commission. Asset management and portfolio service fees increased as asset under management increased during the year ended March 31, 2024. Net gain on trading decreased during the year ended March 31, 2024, primarily due to recovery of losses related to the U.S. Prime Brokerage Event disappeared. Net gain on trading also included total losses of ¥13.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spread. Gain (loss) on investments in equity securities increased during the year ended March 31, 2024, primarily due to a result of market appreciation of the underlying investment during the year ended March 31, 2024. Gain (loss) on investments in equity securities includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Other increased during the year ended March 31, 2024, primarily due to foreign exchange gains.

Net interest revenue fluctuates by the balance and structure of total assets and liabilities, which includes trading assets and financing and lending transactions, and term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view Net interest revenue and Non-interest revenues in aggregate. For the year ended March 31, 2025, interest and dividend revenue, including a dividend from our investment in American Century Investments increased by 12%, and interest expense increased by 10% from the year ended March 31, 2024. As a result, Net interest revenue for the year ended March 31, 2025 increased from the year ended March 31, 2024. For the year ended March 31, 2024, interest and dividend revenue, including a dividend from our investment in American Century Investments increased by 135%, and interest expense increased by 126% from the year ended March 31, 2023. As a result, Net interest revenue for the year ended March 31, 2024 increased from the year ended March 31, 2023.

Non-interest expenses for the year ended March 31, 2025 increased from the year ended March 31, 2024, primarily due to increase in Compensation and benefits.

Non-interest expenses for the year ended March 31, 2024 increased from the year ended March 31, 2023, primarily due to increase in Compensation and benefits.

We are subject to various taxes in Japan and we have applied the Group Tax Sharing system. The Group Tax Sharing system is only available for a national tax. Our domestic effective statutory tax rate was approximately 31% for the year ended March 31, 2023, 2024 and 2025, respectively. Furthermore, as a result of revision to Japanese domestic tax laws on March 31, 2025, Nomura’s effective statutory tax rate will increase from 31% to 31.5% for fiscal years beginning on or after April 1, 2026. Our foreign subsidiaries are subject to the income taxes of the jurisdictions in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each jurisdiction.

Income tax expense for the year ended March 31, 2025, represented an effective tax rate of 26.4%. The significant factors causing the difference between the effective tax rate of 26.4% and the effective statutory tax rate of 31% were the changes in deferred tax valuation allowances which decreased the effective tax rate by 5.3%.

Income tax expense for the year ended March 31, 2024, represented an effective tax rate of 35.3%. The significant factors causing the difference between the effective tax rate of 35.3% and the effective statutory tax rate of 31% were the increment of non deductible expenses which increased the effective tax rate by 6.0%, partially offset by the non-taxable income which decreased the effective tax rate by 2.5%.

Income tax expense for the year ended March 31, 2023, represented an effective tax rate of 38.7%. The significant factors causing the difference between the effective tax rate of 38.7% and the effective statutory tax rate of 31% were the changes in deferred tax valuation allowances which increased the effective tax rate by 11.3%, partially offset by the non-taxable income which decreased the effective tax rate by 4.7%.

Results by Business Segment

Nomura’s operating management and management reporting are prepared based on the Wealth Management, the Investment Management, and the Wholesale segments.

We renamed the Retail Division as the “Wealth Management Division” , effective April 1, 2024 to reflect the transformation of business model.

Net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, our share of equity in the earnings of affiliates, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. We established a new Banking Division, effective April 1, 2025. Historical financial information as of and for three years ended March 31, 2025 and the discussion thereof included in this annual report is presented on the basis of our historical structure consisting of three divisions (Wealth Management, Investment Management and Wholesale). Discussions of our business on and after April 1, 2025, including discussions of our strategy and goals, are on the basis of the new four division structure.

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

Wealth Management

Operating Results of Wealth Management

	Millions of yen
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Non-interest revenue	¥297,496	¥395,900	33.1%	¥440,553	11.3%
Net interest revenue	2,695	6,461	139.7	10,934	69.2

Net revenue	300,191	402,361	34.0	451,487	12.2
Non-interest expenses	266,695	279,682	4.9	280,736	0.4

Income before income taxes	¥33,496	¥122,679	266.2%	¥170,751	39.2%

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025 primarily due to an increase in asset management fees.

Net revenue increased from the year ended March 31, 2023 to the year ended March 31, 2024 primarily due to an increase in commissions earned from brokerage commissions and the distribution of investment trusts.

Non-interest expenses was largely unchanged from the year ended March 31, 2024 to the year ended March 31, 2025.

Non-interest expenses increased from the year ended March 31, 2023 to the year ended March 31, 2024 primarily due to an increase in bonus expense driven by an increase in revenue.

The following table shows the breakdown of Wealth Management non-interest revenues for the year ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Commissions	¥112,455	¥173,461	54.2%	¥183,598	5.8%
Brokerage commissions	50,901	80,239	57.6	72,249	(10.0)
Commissions for distribution of investment trusts	30,183	54,857	81.7	65,852	20.0
Other commissions	31,371	38,365	22.3	45,497	18.6
Net gain on trading	44,171	55,919	26.6	52,483	(6.1)
Fees from investment banking	16,184	23,066	42.5	27,323	18.5
Asset management fees	108,085	124,446	15.1	156,732	25.9
Others	16,601	19,008	14.5	20,417	7.4

Non-interest revenues	¥297,496	¥395,900	33.1%	¥440,553	11.3%

Commissions increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to an increase in commissions for distribution of investment trusts. Asset management fees increased from the year ended March 31, 2024 to the year ended March 31, 2025, due to an increase in recurring revenue.

Commissions increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to an increase in brokerage commissions received from equity and equity-related products and in commissions for distribution of investment trusts. Net gain on trading increased from the year ended March 31, 2023 to the year ended March 31, 2024, due to market appreciation.

Wealth Management Client Assets

The following table presents amounts and details regarding the composition of Wealth Management client assets as of March 31, 2024 and 2025. Wealth Management client assets consist of clients’ assets under management and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2024
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥78.0	¥31.1	¥(27.0)	¥20.4	¥102.5
Debt securities	18.5	13.6	(18.4)	6.4	20.1
Equity investment trusts	10.2	3.8	(3.6)	2.9	13.3
Debt investment trusts	6.8	0.8	(0.3)	0.0	7.3
Overseas mutual funds	1.2	0.5	(0.1)	0.2	1.8
Others	7.5	1.8	(0.8)	0.1	8.6

Total	¥122.2	¥51.6	¥(50.2)	¥30.0	¥153.6

	Trillions of yen
	Year ended March 31, 2025
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥102.5	¥41.1	¥(38.4)	¥(13.0)	¥92.2
Debt securities	20.1	20.5	(23.7)	3.8	20.7
Equity investment trusts	13.3	5.4	(5.0)	(0.4)	13.3
Debt investment trusts	7.3	0.7	(0.5)	(0.8)	6.7
Overseas mutual funds	1.8	0.7	(0.2)	(0.3)	2.0
Others	8.6	2.5	(1.1)	(1.1)	8.9

Total	¥153.6	¥70.9	¥(68.9)	¥(11.8)	¥143.8

Wealth Management client assets decreased from March 31, 2024 to March 31, 2025. The balances of our clients’ equity and equity-related products decreased from March 31, 2024 to ¥92.2 trillion as of March 31, 2025, mainly due to market depreciation during the year. The balances of our clients’ investment trusts decreased by ¥0.4 trillion from ¥22.4 trillion as of March 31, 2024 to ¥22.0 trillion as of March 31, 2025.

Wealth Management client assets increased from March 31, 2023 to March 31, 2024. The balances of our clients’ equity and equity-related products increased ¥24.5 trillion from March 31, 2023 to ¥102.5 trillion as of March 31, 2024, mainly due to increase of inflows during the year. The balances of our clients’ investment trusts increased by ¥4.2 trillion from ¥18.2 trillion as of March 31, 2023 to ¥22.4 trillion as of March 31, 2024.

Investment Management

Operating Results of Investment Management

	Millions of yen
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Non-interest revenue	¥120,096	¥149,575	24.5%	¥181,010	21.0%
Net interest revenue	8,463	4,568	(46.0)	11,463	150.9

Net revenue	128,559	154,143	19.9	192,473	24.9
Non-interest expenses	85,064	93,945	10.4	102,882	9.5

Income before income taxes	¥43,495	¥60,198	38.4%	¥89,591	48.8%

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to an increase in gains recognized in respect of our investment in American Century Investments and an increase in management fee revenue in the asset management businesses.

Net revenue increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to an increase in gains recognized in respect of our investment in American Century Investments and an increase in management fee revenue in the asset management businesses.

Non-interest expenses increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to an increase in personnel expenses driven by increases in bonuses.

Non-interest expenses increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to an increase in personnel expenses driven by increases in bonuses.

The breakdown of net revenue for Investment Management is as follows.

	Millions of yen
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Business revenue(1)	¥120,664	¥137,249	13.7%	¥163,688	19.3%
Investment gain/ loss(2)	7,895	16,894	114.0	28,785	70.4

Net revenue	¥128,559	¥154,143	19.9%	¥192,473	24.9%

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

The following table presents assets under management of each principal Nomura entity within our Investment Management Division as of March 31, 2024 and 2025.

	Billions of yen
	Year ended March 31, 2024
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥69,092	¥31,019	¥(28,614)	¥19,514	¥91,011
Nomura Corporate Research and Asset Management Inc. etc	3,868	1,799	(1,098)	1,019	5,588

Combined total	72,960	32,818	(29,712)	20,533	96,599
Shared across group companies	(5,688)	(2,061)	1,680	(1,529)	(7,598)

Total	¥67,272	¥30,757	¥(28,032)	¥19,004	¥89,001

	Billions of yen
	Year ended March 31, 2025
	Balance at beginning of year	Adjustment in beginning balance	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥91,011	¥(2,837)	¥34,509	¥(33,369)	¥(1,264)	¥88,050
Nomura Corporate Research and Asset Management Inc. etc	5,588	0	1,091	(1,382)	249	5,546

Combined total	96,599	(2,837)	35,600	(34,751)	(1,015)	93,596
Shared across group companies	(7,598)	2,837	(952)	1,552	(97)	(4,258)

Total	¥89,001	¥0	¥34,648	¥(33,199)	¥(1,112)	¥89,338

Notes: Combined total of Nomura Asset Management Co., Ltd. and Shared across group companies assets decreased similarly due to the reorganization in the Americas made on April 1, 2024.

Assets under management was largely unchanged the year ended March 31, 2024 to the year ended March 31, 2025.

Assets under management increased primary due to market factors and net inflows into a wide range of products during the year ended March 31, 2024.

The following table presents Nomura Asset Management Co., Ltd.’s market share, in terms of net asset value, of the Japanese publicly offered investment trusts market as of March 31, 2023, 2024 and 2025.

	March 31
	2023	2024	2025
Total of publicly offered investment trusts	27%	26%	25%
Equity investment trusts	25%	25%	24%
Debt investment trusts	44%	44%	44%

(Source) Nomura’s own calculation based on data published by the Investment Trusts Association, Japan.

Investment trust assets included in assets under management by Nomura Asset Management Co., Ltd. were ¥62.1 trillion as of March 31, 2025, a ¥0.8 trillion, 1% decreased from March 31, 2024. This decrease was due to net inflows of ¥1.6 trillion and market depreciation of ¥2.4 trillion. Despite the market depreciation, the balances of certain investment trusts, including TOPIX Banks Exchange Traded Fund and Nomu Wrap Fund increased.

Investment trust assets included in assets under management by Nomura Asset Management Co., Ltd. were ¥62.9 trillion as of March 31, 2024, a ¥15.0 trillion, 31% increased from March 31, 2023. This increase was due to net inflows of ¥1.5 trillion and market appreciation of ¥13.4 trillion. The balances of certain investment trusts, including TOPIX Exchange Traded Fund and NIKKEI 225 Exchange Traded Fund increased.

Wholesale

Operating Results of Wholesale

The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses. Our Global Markets business comprises our Fixed Income and Equities businesses.

	Millions of yen
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Non-interest revenue	¥809,681	¥875,664	8.1%	¥1,015,803	16.0%
Net interest revenue	(37,301)	(9,517)	—	42,135	—

Net revenue	772,380	866,147	12.1	1,057,938	22.1
Non-interest expenses	743,011	812,236	9.3	891,656	9.8

Income before income taxes	¥29,369	¥53,911	83.6%	¥166,282	208.4%

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025. Fixed Income revenues in Global Markets increased due to a strong performance in spread products. Equities revenues in Global Markets increased primarily due to increase in equity products and execution service. Investment Banking revenues increased primarily due to strong performance in Japan and overseas during the year ended March 31, 2025.

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

Non-interest expenses increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to the impact of a weaker yen on the translation of non-yen denominated overseas expenses, and increase in compensation expenses compared to previous year.

Non-interest expenses increased from the year ended March 31, 2023 to the year ended March 31, 2024, primarily due to the impact of a weaker yen on the translation of non-yen denominated overseas expenses, and increase in compensation expenses due to increase in stock compensation from appreciation of stock price compared to previous year.

The following table presents a breakdown of net revenue for Wholesale for the year ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	% Change from previous year	2025	% Change from previous year
Wholesale net revenue:
Global Markets net revenue	¥656,298	¥707,113	7.7%	¥874,622	23.7%
Investment Banking net revenue	116,082	159,034	37.0	183,316	15.3

Net revenue	¥772,380	¥866,147	12.1%	¥1,057,938	22.1%

Global Markets

We have a proven track record in sales and trading of debt securities, equity securities, and foreign exchange, as well as derivative products referencing these financial instruments to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we continue to enhance our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors, but also to our Wealth Management and Investment Management Divisions. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-adding solutions for our clients. These ties enable us to identify the types of products of interest for investors and develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets, as well as wealthy investors, public-sector agencies, and regional financial institutions in Japan, and government agencies, financial institutions, and corporations around the world.

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025. In our Fixed Income businesses, Net revenue increased from ¥420,268 million for the year ended March 31, 2024 to ¥499,203 million for the year ended March 31, 2025 primarily due to a strong performance in spread products compared to the previous fiscal year. In our Equities business, Net revenue increased from ¥286,845 million for the year ended March 31, 2024 to ¥375,419 million for the year ended March 31, 2025, primarily due to strong performance in equity products and execution service compared to the previous fiscal year.

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

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to increases in underwriting and sales commission and M&A advisory fee during the year.

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

Income before income taxes in Other operating results were ¥73,385 million for the year ended March 31, 2023, ¥47,403 million for the year ended March 31, 2024 and ¥46,889 million for the year ended March 31, 2025, which was largely unchanged from the year ended March 31, 2024 to the year ended March 31, 2025.

Other operating results for the year ended March 31, 2025 include the positive impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥1,443 million and gains from changes in counterparty credit spreads on derivative assets of ¥828 million.

Other operating results for the year ended March 31, 2024 include the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥12,068 million and gains from changes in counterparty credit spreads on derivative assets of ¥7,248 million.

Other operating results for the year ended March 31, 2023 include the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥5,385 million and gains from changes in counterparty credit spreads on derivative assets of ¥4,671 million.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Selected Financial Data

The following table presents selected financial information as of and for the years ended March 31, 2021, 2022, 2023, 2024 and 2025 which is derived from our consolidated financial statements.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2021	2022	2023	2024	2025
Statement of income data:
Revenue	¥1,617,235	¥1,593,999	¥2,486,726	¥4,157,294	¥4,736,743
Interest expense	215,363	230,109	1,151,149	2,595,294	2,844,258

Net revenue	1,401,872	1,363,890	1,335,577	1,562,000	1,892,485
Non-interest expenses	1,171,201	1,137,267	1,186,103	1,288,150	1,420,521

Income before income taxes	230,671	226,623	149,474	273,850	471,964
Income tax expense	70,274	80,090	57,798	96,630	124,709

Net income	¥160,397	¥146,533	¥91,676	¥177,220	¥347,255
Less: Net income (loss) attributable to noncontrolling interests	7,281	3,537	(1,110)	11,357	6,519

Net income attributable to NHI shareholders	¥153,116	¥142,996	¥92,786	¥165,863	¥340,736

Balance sheet data (period end):
Total assets	¥42,516,480	¥43,412,156	¥47,771,802	¥55,147,203	¥56,802,170
Total NHI shareholders’ equity	2,694,938	2,914,605	3,148,567	3,350,189	3,470,879
Total equity	2,756,451	2,972,803	3,224,142	3,448,513	3,580,999
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income attributable to NHI shareholders—basic	¥50.11	¥46.68	¥30.86	¥54.97	¥115.30
Net income attributable to NHI shareholders—diluted	48.63	45.23	29.74	52.69	111.03
Total NHI shareholders’ equity(1)	879.79	965.80	1,048.24	1,127.72	1,174.10
Cash dividends(1)	35.00	22.00	17.00	23.00	57.00
Cash dividends in USD(2)	$0.32	$0.18	$0.13	$0.15	$0.38
Weighted average number of shares outstanding (in thousands)(3)	3,055,526	3,063,524	3,006,744	3,017,128	2,955,205
Return on equity(4):	5.7%	5.1%	3.1%	5.1%	10.0%

(1)	Calculated using the number of shares outstanding at year end.
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

The following table presents our exposure to leveraged finance transactions, separately showing funded and unfunded commitments by geographic location of the target company as of March 31, 2025.

	Millions of yen
	March 31, 2025
	Funded	Unfunded	Total
Europe	¥27,512	¥134,266	¥161,778
Americas	17,687	210,526	228,213
Asia and Oceania	450	28,665	29,115

Total	¥45,649	¥373,457	¥419,106

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

Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of March 31, 2025.

Millions of yen
March 31, 2025
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥38,105
Investments in subsidiaries and affiliates	310
Valuation of financial instruments	123,754
Accrued pension and severance costs	6,571
Other accrued expenses and provisions	86,813
Operating losses	462,392
Lease liabilities	45,937
Other	19,994

Gross deferred tax assets	783,876
Less—Valuation allowances	(571,017)

Total deferred tax assets	212,859

Deferred tax liabilities
Investments in subsidiaries and affiliates	120,341
Valuation of financial instruments	107,997
Undistributed earnings of foreign subsidiaries	3,014
Valuation of fixed assets	22,930
Right-of-use assets	41,413
Other	5,760

Total deferred tax liabilities	301,455

Net deferred tax assets (liabilities)	¥(88,596)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

B. Liquidity and Capital Resources.

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-

wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the Liquidity Coverage Ratio (“LCR”) and the Net Stable Funding Ratio (“NSFR”) issued by the Financial Services Agency (“FSA”).

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

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2025, our liquidity portfolio was ¥10,156.7 billion which sufficiently met liquidity requirements under the stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2024 and 2025 and averages maintained for the years ended March 31, 2024 and 2025. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2024	March 31, 2024	Average for year ended March 31, 2025	March 31, 2025
Cash, cash equivalents and time deposits(1)	¥3,741.8	¥3,629.9	¥4,395.5	¥4,196.3
Government debt securities	4,029.4	4,348.6	4,765.2	5,475.4
Others(2)	423.4	439.5	501.3	485.0

Total liquidity portfolio	¥8,194.6	¥8,418.0	¥9,662.0	¥10,156.7

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2024 and 2025 and averages maintained for the years ended March 31, 2024 and 2025. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2024	March 31, 2024	Average for year ended March 31, 2025	March 31, 2025
Japanese Yen	¥1,964.8	¥1,702.3	¥2,522.7	¥2,868.2
U.S. Dollar	4,341.1	4,601.7	4,912.4	4,840.2
Euro	933.2	1,023.5	1,101.3	1,234.6
British Pound	549.4	659.8	667.1	662.5
Others(1)	406.1	430.7	458.4	551.2

Total liquidity portfolio	¥8,194.6	¥8,418.0	¥9,662.0	¥10,156.7

(1)	Includes other currencies such as the Australian Dollar, the Canadian Dollar and the Swiss Franc.

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

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2024 and 2025.

	Billions of yen
	March 31, 2024	March 31, 2025
NHI and NSC(1)	¥1,495.2	¥2,439.4
Major broker-dealer subsidiaries	3,592.5	4,219.8
Bank subsidiaries(2)	1,319.9	1,784.4
Other affiliates	2,010.4	1,713.1

Total liquidity portfolio	¥8,418.0	¥10,156.7

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

2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥2,432.2 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2025 was ¥12,588.9 billion, which represented 262.1% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2024	March 31, 2025
Net liquidity value of other unencumbered assets	¥3,175.6	¥2,432.2
Liquidity portfolio	8,418.0	10,156.7

Total	¥11,593.6	¥12,588.9

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

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt increased to 62.4% of total long-term debt outstanding as of March 31, 2025 from 59.4% as of March 31, 2024.

(1) Short-Term Unsecured Debt

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

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2024 and 2025.

	Billions of yen
	March 31, 2024	March 31, 2025
Short-term bank borrowings	¥177.5	¥369.2
Other loans	356.0	304.4
Commercial paper	224.8	113.8
Deposits at banking entities	1,880.9	2,371.4
Certificates of deposit	232.4	262.8
Debt securities maturing within one year	1,089.8	1,380.7

Total short-term unsecured debt	¥3,961.4	¥4,802.3

(2) Long-Term Unsecured Debt

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

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2024 and 2025.

	Billions of yen
	March 31, 2024	March 31, 2025
Long-term deposits at banking entities	¥243.0	¥471.4
Long-term bank borrowings	3,408.4	3,272.8
Other loans	292.3	306.0
Debt securities(1)	6,311.2	6,757.2

Total long-term unsecured debt	¥10,254.9	¥10,807.4

(1)

Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under Accounting Standard Codification (“ASC”) 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfers and Servicing.”

(3) Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 4.1 years as of March 31, 2025. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 9.0 years as of March 31, 2025. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 6.6 years as of March 31, 2025.

(4) Secured Funding

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

As of March 31, 2025, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

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

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision.” To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the LCR to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The NSFR has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on implementation of LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by the FSA on October 31, 2014. The notice was implemented at the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCR for the three months ended March 31, 2025 was 234.1%, and Nomura was compliant with all LCR regulatory requirements. As for NSFR, the revision of the liquidity regulatory notice was published by the FSA on March 31, 2021 and was implemented from the end of September 2021. Nomura’s NSFR as of March 31, 2025 was compliant with all NSFR regulatory requirements.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 31, 2024, we recorded net cash outflows from investing activities and net cash inflows from operating activities and financing activities. For the year ended March 31, 2025, we recorded net cash outflows from operating activities and investing activities and net cash inflows from financing activities as discussed in the comparative analysis below.

The following table presents the key information on our consolidated cash flows for the years ended March 31, 2024 and 2025.

	Billions of yen
	Year Ended March 31
	2024	2025
Net cash provided by (used in) operating activities	¥132.6	¥(678.6)
Net income	177.2	347.3
Trading assets and private equity and debt investments	(386.5)	(3,026.3)
Trading liabilities	(411.8)	574.2
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	290.8	1,108.8
Securities borrowed, net of securities loaned	(324.1)	526.2
Other net operating cash flow reconciling items	787.0	(208.8)
Net cash used in investing activities	(887.9)	(848.6)
Net cash outflows from time deposits	(83.0)	(107.0)
Net cash outflows from loans	(791.7)	(538.9)
Net cash inflows from other non-trading debt securities	23.3	(47.8)
Other net investing cash outflows	(36.5)	(154.9)
Net cash provided by financing activities	1,012.9	1,679.7
Net cash inflows from long-term borrowings	962.9	1,020.9
Net cash inflows / (outflows) from short-term borrowings	98.0	(26.7)
Net cash inflows from deposits received at banks	107.5	785.4
Other net financing cash outflows	(155.5)	(99.9)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	220.6	(26.0)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	478.2	126.4
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,820.9	4,299.0

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥4,299.0	¥4,425.4

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2025, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥126.4 billion to ¥4,425.4 billion. Net cash of ¥1,679.7 billion was provided by financing activities due to net cash inflows of ¥1,020.9 billion from Net cash inflows from long-term borrowings. Net cash of ¥848.6 billion was used in investing activities due to net cash outflows of ¥538.9 billion from Net cash outflows from loans. As part of trading activities, while there were net cash outflows of ¥2,452.1 billion primarily due to an increase in Trading assets and private equity and debt investments, they were offset by net cash inflows of ¥1,635.0 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, net of securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥678.6 billion was used in operating activities.

For the year ended March 31, 2024, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥478.2 billion to ¥4,299.0 billion. Net cash of ¥1,012.9 billion was provided by financing activities due to net cash inflows of ¥962.9 billion from Net cash inflows from long-term borrowings. Net cash of ¥887.9 billion was used in investing activities due to net cash outflows of ¥791.7 billion from Net cash outflows from loans. As part of trading activities, while there were net cash outflows of ¥798.3 billion primarily due to an increase in Trading assets and private equity and debt investments, they were offset by net cash inflows of ¥709.8 billion from Payables. As a result, net cash of ¥132.6 billion was provided by operating activities.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2025, were ¥56,802.2 billion, an increase of ¥1,655.0 billion compared with ¥55,147.2 billion as of March 31, 2024, reflecting primarily an increase in Trading assets. Total liabilities as of March 31, 2025, were ¥53,221.2 billion, an increase of ¥1,522.5 billion compared with ¥51,698.7 billion as of March 31, 2024, reflecting primarily an increase in Long-term borrowings. NHI shareholders’ equity as of March 31, 2025 was ¥3,470.9 billion, an increase of ¥120.7 billion compared with ¥3,350.2 billion as of March 31, 2024, primarily due to an increase in Retained earnings.

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

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2024 and 2025.

	Billions of yen, except ratios
	March 31
	2024	2025
NHI shareholders’ equity	¥3,350.2	¥3,470.9
Total assets	55,147.2	56,802.2
Adjusted assets(1)	34,152.4	38,138.6
Leverage ratio(2)	16.5 x	16.4 x
Adjusted leverage ratio(3)	10.2 x	11.0 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31
	2024	2025
Total assets	¥55,147.2	¥56,802.2
Less:
Securities purchased under agreements to resell	15,621.1	14,004.8
Securities borrowed	5,373.7	4,658.8

Adjusted assets	¥34,152.4	¥38,138.6

Total assets increased by 3.0% reflecting primarily an increase in Trading assets. Total NHI shareholders’ equity increased by 3.6% reflecting primarily an increase in Retained earnings. As a result, our leverage ratios were 16.5 times as of March 31, 2024 and 16.4 times as of March 31, 2025.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratios were 10.2 times as of March 31, 2024 and 11.0 times as of March 31, 2025.

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

Dividends

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of at least 40% of each semi-annual consolidated earnings as a key indicator.

Dividend payments are determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the Company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally, we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50%.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure such as IT systems and retail branches.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of ¥23 per share to shareholders of record as of September 30, 2024 and have decided to pay a dividend of ¥24 per share to shareholders of record as of March 31, 2025. Additionally, in commemoration of our 100th anniversary on December 25, 2025, we have decided to pay a commemorative dividend of ¥10 per share to shareholders of record as of March 31, 2025. As a result, the total annual dividend will be ¥57 per share.

The following table presents the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2020	¥—	¥15.00	¥—	¥5.00	¥20.00
2021	—	20.00	—	15.00	35.00
2022	—	8.00	—	14.00	22.00
2023	—	5.00	—	12.00	17.00
2024	—	8.00	—	15.00	23.00
2025	—	23.00	—	34.00	57.00

Note: Breakdown of Fourth Quarter dividend for the year ended March 31, 2025: Ordinary dividend ¥24.00, Commemorative dividend ¥10.00.

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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2025, our common equity Tier 1 capital ratio is 14.52%, Tier 1 capital ratio is 16.27% and consolidated capital adequacy ratio is 16.28% and we are in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2025 is 7.71% for the common equity Tier 1 capital ratio, 9.21% for the Tier 1 capital ratio and 11.21% for the consolidated capital adequacy ratio).

In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalisation Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57 -17 of the Financial Instruments and Exchange Act” (the “TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of March 31, 2025, our external TLAC as a percentage of risk-weighted assets is 28.16% and we are in compliance with the requirement set out in the TLAC Notification.

The following table presents the Company’s consolidated capital adequacy ratios and External TLAC as a percentage of risk-weighted assets as of March 31, 2024 and March 31, 2025.

	Billions of yen, except ratios
	March 31
	2024	2025
Common equity Tier 1 capital	¥3,091.3	¥3,122.5
Tier 1 capital	3,467.8	3,499.5
Total capital	3,468.3	3,500.1
Risk-Weighted Assets
Credit risk-weighted assets	9,764.7	11,561.2
Market risk equivalent assets	6,381.9	6,239.2
Operational risk equivalent assets	2,828.9	3,696.2

Total risk-weighted assets	¥18,975.5	¥21,496.6

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	16.29%	14.52%
Tier 1 capital ratio	18.27%	16.27%
Consolidated capital adequacy ratio	18.27%	16.28%
Consolidated Leverage Ratio	5.24%	5.16%
External TLAC Ratios
Risk-weighted assets basis	33.06%	28.16%
Leverage ratio exposure measure basis	10.42%	9.93%

Since the end of March 2011, we have been calculating credit risk-weighted assets by using the foundation Internal Ratings-Based Approach with the approval of the FSA. In according with Basel III, we have been calculating market risk equivalent assets by using both of the Internal Model Approach and the Standardized Approach, and operational risk equivalent assets by the Standardized Approach since March 2025.

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

Consolidated Leverage Ratio Requirements

In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In coordination with the monetary policy of the Bank of Japan in response to the impact of the COVID-19 pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio on June 2020 and March 2021. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020. In July 2022, the FSA published further amendments to the Notice on Consolidated Leverage Ratio to raise the required level of leverage ratio from 3.0% to 3.15% after April 2024, while excluding the outstanding deposits with the Bank of Japan from the exposure measure as set forth in the previous amendment. As of March 31, 2025, our consolidated leverage ratio is 5.16%.

In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of March 31, 2025, our external TLAC as a percentage of leverage ratio exposure measure is 9.93% and we are in compliance with the requirement set out in the TLAC Notification.

It is likely that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or International Organization of Securities Commissions.

Credit Ratings

We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these credit ratings agencies for unsecured funding and other financing purposes and also for our trading and other business activities. NHI and NSC obtain credit ratings on their long-term and short-term debt from S&P Global Ratings, Moody’s Investors Service, Fitch Ratings, Rating and Investment Information, Inc. and Japan Credit Rating Agency.

On May 23, 2024, Rating and Investment Information, Inc. changed the Outlook of the A Long Term Issuer Rating of the Company and the A+ Long Term Issuer Rating of NSC from Stable to Positive.

As of March 31, 2025, the credit ratings of the Company and NSC were as follows.

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

Off-Balance Sheet Arrangements

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

Tabular Disclosure of Contractual Obligations

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

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2025.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥4,939,056	¥4,889,013	¥39,594	¥10,426	¥23
Long-term borrowings(1)	12,911,549	1,382,812	2,923,825	3,151,656	5,453,256
Contractual interest payments(2)	2,116,866	336,387	526,850	349,317	904,312
Operating lease commitments(3)	183,706	47,738	69,715	35,513	30,740
Purchase obligations(4)	91,877	14,323	73,128	4,207	219
Commitments to extend credit(5)	3,238,123	2,295,325	449,094	303,339	190,365
Commitments to invest	25,677	4,563	3,813	580	16,721

Total	¥23,506,854	¥8,970,161	¥4,086,019	¥3,855,038	¥6,595,636

(1)

The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The amounts represent estimated future interest payments related to long-term borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2025.
(3)	The amounts of operating lease commitments are undiscounted future minimum lease payments. The amounts of finance lease contracts were immaterial.
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

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,880 billion for reverse repurchase agreements and ¥1,305 billion for repurchase agreements as of March 31, 2025.

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

The following table summarizes the critical accounting policy which has the most significant impact on our consolidated financial statements for the year ended March 31, 2025. The table also identifies the critical accounting estimates inherent within application of the policy, the nature of the estimates, the underlying assumptions and judgments made by our management during the year to derive those estimates and the financial impact had we applied different estimates or assumptions during the year. See Note 1 “Summary of Accounting Policies” in our consolidated financial statements included in this annual report for more information on the critical accounting policy we apply in these areas and the relevant footnote disclosures referred to in the table for more information around how the critical accounting policy and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during the year ended March 31, 2025
Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments

A significant portion of our financial instruments are carried at fair value. The fair values of these financial instruments may not only be measured at quoted prices but also impacted by other factors, including selection of valuation techniques/ models and other assumptions that require judgment.

This may affect the amount and timing of unrealized gains or losses recognized in the consolidated statements of income or accumulated other comprehensive income for a particular financial instrument.

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

Level 3 financial assets (net of derivative liabilities) during the year increased from ¥1,041 billion as of March 2024 to ¥ 1,330 billion as of March 2025. Total level 3 financial assets to total financial assets carried at fair value on a recurring basis ratio was 6 % as of March 31, 2025 (6 % as of March 31, 2024.)

See Note 2 “Fair Value measurements” for further quantitative and qualitative information regarding level 3 inputs, including the sensitivity of fair values of the underlying financial instruments to changes in level 3 inputs.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during the year ended March 31, 2025

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

1  The following table presents information about our Directors and Executive Officers as of June 23, 2025, the date of the filing of this annual report.

(1) Directors

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	Director Chairman of the Board Directors Member of the Nomination Committee Member of the Compensation Committee Director and Chairman of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Executive Officer of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Officer (Executive Managing Director) of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2020	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	Director, Representative Executive Officer, President and Group CEO Representative Director and President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Officer and Group Co-COO of the Company Director, Executive Officer and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer, Deputy President and Group Co-COO of the Company
		Apr. 2020	Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2020	Director, Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2021	Director, Representative Executive Officer, President & Group CEO of the Company (Current) Representative Director and President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Yutaka Nakajima (Aug. 2, 1965)	Director, Representative Executive Officer and Deputy President Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1988	Joined the Company
		Apr. 2011	Senior Managing Director of Nomura Securities Co., Ltd.
		May. 2015	Senior Managing Director of the Company
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2021	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2023	Representative Executive Officer and Deputy President of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2023	Director, Representative Executive Officer and Deputy President of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Shoji Ogawa (Aug. 9, 1964)	Director Member of the Audit Committee (full-time) Member of the Board Risk Committee Non-Executive Director of Nomura Holding America Inc. Non-Executive Director of Instinet Incorporated	Apr. 1987	Joined the Company
		Apr. 2007	Head of Investment Banking Strategic Planning Dept of Nomura Securities Co., Ltd.
		Oct. 2008	Head of Capital Markets Dept. and Capital Solutions Dept. of Nomura Securities Co., Ltd.
		Jul. 2009	Head of Capital Markets Dept. of Nomura Securities Co., Ltd.
		Apr. 2012	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
		Jul. 2013	Head of Office of Audit Committee of the Company Head of Office of Audit Committee of Nomura Securities Co., Ltd.
		Aug. 2016	Head of Office of Non-Executive Directors and Audit Committee of the Company Head of Office of Non-Executive Directors and Audit Committee of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director and Group Internal Audit of the Company Senior Managing Director and Internal Audit of Nomura Securities Co., Ltd.
		Apr. 2021	Advisor of the Company
		Jun. 2021	Director of the Company (Current)

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

Independent Director of Paxos Trust Company LLC

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
Patricia Mosser (Feb. 14, 1956)

Outside Director

Member of the Board Risk Committee

Senior Research Scholar*

Director of Central Banking and Financial Policy*

*Positions at Columbia University, School of International and Public Affairs

Independent Director of Nomura Holding America Inc.

		Jul. 1986	Assistant Professor, Economics Department, Columbia University
		Jan. 1991	Economist and Vice President of the Federal Reserve Bank of New York (FRBNY)
		Nov. 2006	Senior Vice President, FRBNY, Member of the FX Forum, Executive Meeting of East Asia and Pacific (EMEAP) Central Banks, Bank for International Settlements
		Jan. 2007	Board Member of the American Economic Association’s Committee on the Status of Women in the Economics Profession
		Jun. 2007	Member of the Markets Committee, Bank for International Settlements
		Jan 2009	Acting Systemic Open Market Account Manager for the Federal Open Market Committee (FOMC)
		Oct. 2013	Deputy Director of the Office of Financial Research (OFR), U.S. Treasury Department
		Oct. 2013	Member of the Deputies Committee of the Financial Stability Oversight Council (FSOC)
		Jun. 2015	Senior Research Scholar and Director of Central Banking and Financial Policy at Columbia University’s School of International and Public Affairs (Current)
		Jun. 2021	Outside Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Takahisa Takahara (Jul. 12, 1961)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Representative Director, President & CEO of Unicharm Corporation Outside Director of Sumitomo Corporation	Apr. 1986	Joined The Sanwa Bank, Ltd. (currently MUFG Bank, Ltd.)
		Apr. 1991	Joined Unicharm Corporation
		Jun. 1995	Director of Unicharm Corporation
		Apr. 1996	Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation
		Jun. 1997	Senior Director of Unicharm Corporation
		Apr. 1998	Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation
		Oct. 2000	Senior Director, Responsible for Management Strategy of Unicharm Corporation
		Jun. 2001	Representative Director, President of Unicharm Corporation
		Jun. 2004	Representative Director, President & CEO of Unicharm Corporation (Current)
		Jun. 2021	Outside Director of the Company (Current)

Miyuki Ishiguro (Oct. 26, 1964)	Outside Director Member of the Board Risk Committee Partner of Nagashima Ohno & Tsunematsu Outside Audit & Supervisory Board Member, Lasertec Corporation	Apr. 1991	Registered as an Attorney-at-Law and Joined Tsunematsu Yanase & Sekine (currently Nagashima Ohno & Tsunematsu)
		Jan. 1999	Partner of Tsunematsu Yanase & Sekine
		Jan. 2000	Partner of Nagashima Ohno & Tsunematsu(Current)
		Oct. 2004	Visiting Professor, Columbia Law School
		May. 2015	Secretary General of the Inter-Pacific Bar Association (IPBA)
		Feb. 2016	Council Member of the Radio Regulatory Council (Ministry of Internal Affairs and Communications)
		Apr. 2016	Council Member of the Management Council of Hitotsubashi University
		Apr. 2018	Vice President of the Tokyo Bar Association
		Jun. 2023	Outside Director of the Company (Current)
		Apr. 2024	President of the Inter-Pacific Bar Association (IPBA)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Masahiro Ishizuka (Apr. 21, 1960)	Outside Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd.	Oct. 1984	Joined Deloitte Haskins and Sells International (*)
		Apr. 1988	Registered as a Certified Public Accountant
		Jun. 1997	Partner of Tohmatsu & Co. (*)
		Jan. 1998	Deloitte & Touche LLP based in New York
		Oct. 2004	Head of Audit and Technology Dept. of Business Administrative Division, of Tohmatsu & Co. (*)
		Aug. 2010	Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants
		Oct. 2010	Head of Office of Manual, of Quality Administrative Division, of Deloitte Touche Tohmatsu LLC
		Nov. 2015	The Board Member of Deloitte Tohmatsu LLC
		Jun. 2017	Executive Officer, General Manager of the Reputation Quality Risk Management Division of Deloitte Tohmatsu LLC and Deloitte Touche Tohmatsu LLC
		Jun. 2022	Ethics Officer of Deloitte Tohmatsu Group
		Jun. 2023	Outside Director of the Company (Current)
		Apr. 2024	Director of Nomura Securities Co., Ltd. (Current)
* Each of the corporations is currently Deloitte Touche Tohmatsu LLC
Taku Oshima (Jul. 14, 1956)

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

(2) Executive Officers

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	See “Directors” in paragraph 1 under this Item 6.A.	See “Directors” under in paragraph 1 this Item 6.A.

Yutaka Nakajima (Aug. 2, 1965)	See “Directors” in paragraph 1 under this Item 6.A.	See “Directors” under in paragraph 1 this Item 6.A.

Toshiyasu Iiyama (Feb. 24, 1965)	Executive Officer and Deputy President Chief of Staff Head of China Committee Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2012	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2020	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Health Officer of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2023	Executive Officer, Deputy President and Chief of Staff of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Takumi Kitamura (Nov. 26, 1966)	Executive Officer Chief Financial Officer Chief Transformation Officer Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1990	Joined the Company
		Apr. 2016	Executive Officer and Chief Financial Officer of the Company Executive Officer and Financial Officer of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer and Chief Financial Officer of the Company Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Financial Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Oct. 2021	Executive Officer, Chief Financial Officer and Chief Administrative Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2022	Executive Officer and Chief Financial Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2024	Executive Officer, Chief Financial Officer and Chief Transformation Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2025	Executive Officer, Chief Financial Officer and Chief Transformation Officer of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Sotaro Kato (Oct. 9, 1969)	Executive Officer Chief Risk Officer Director, Executive Vice President of Nomura Securities Co., Ltd. Director of Nomura Holding America Inc.	Sep. 2002	Joined the Company
		Apr. 2020	Executive Officer and Chief Risk Officer of the Company (based in New York) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2025	Executive Officer and Chief Risk Officer of the Company (based in New York) (Current) Director, Executive Vice President of Nomura Securities Co., Ltd (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Yosuke Inaida (Oct. 6, 1967)	Executive Officer Head of Content Company Global Regulatory Affairs Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1991	Joined the Company
		Apr. 2015	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2020	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2022	Executive Officer and Chief Compliance Officer of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Nov. 2024	Executive Officer, Global Regulatory Affairs of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2025	Executive Officer, Head of Content Company and Global Regulatory Affairs of the Company (Current) Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

Christopher Willcox (Feb. 25, 1968)	Executive Officer Head of Wholesale Chairman of Investment Management	May. 2014	CEO of J.P. Morgan Asset Management Inc.
		May. 2021	Director and Co-CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Apr. 2022	Director, President and CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Oct. 2022	Executive Officer and Head of Wholesale of the Company (based in New York)
		Apr. 2025	Executive Officer, Head of Wholesale and Chairman of Investment Management of the Company (based in New York) (Current)

2  We have proposed an agenda item titled “Appointment of Twelve Directors” as a Proposal Matters for the Annual General Meeting of Shareholders to be resolved on June 24, 2025. If this proposal is approved, the status of our Directors and Executive Officers will be as follows.

The following items include the matters for the resolution of the Board of Directors to be resolved immediately after the Annual General Meeting of Shareholders.

(1) Directors

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	Director Chairman of the Board Directors Director and Chairman of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Executive Officer of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Officer (Executive Managing Director) of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2020	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	Director, Representative Executive Officer, President and Group CEO Representative Director and President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Officer and Group Co-COO of the Company Director, Executive Officer and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer, Deputy President and Group Co-COO of the Company
		Apr. 2020	Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2020	Director, Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2021	Director, Representative Executive Officer, President & Group CEO of the Company (Current) Representative Director and President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Yutaka Nakajima (Aug. 2, 1965)	Director, Representative Executive Officer and Deputy President Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1988	Joined the Company
		Apr. 2011	Senior Managing Director of Nomura Securities Co., Ltd.
		May. 2015	Senior Managing Director of the Company
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2021	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2023	Representative Executive Officer and Deputy President of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2023	Director, Representative Executive Officer and Deputy President of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Shoji Ogawa (Aug. 9, 1964)	Director Member of the Audit Committee (full-time) Member of the Board Risk Committee Non-Executive Director of Nomura Holding America Inc. Non-Executive Director of Instinet Incorporated	Apr. 1987	Joined the Company
		Apr. 2007	Head of Investment Banking Strategic Planning Dept of Nomura Securities Co., Ltd.
		Oct. 2008	Head of Capital Markets Dept. and Capital Solutions Dept. of Nomura Securities Co., Ltd.
		Jul. 2009	Head of Capital Markets Dept. of Nomura Securities Co., Ltd.
		Apr. 2012	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
		Jul. 2013	Head of Office of Audit Committee of the Company Head of Office of Audit Committee of Nomura Securities Co., Ltd.
		Aug. 2016	Head of Office of Non-Executive Directors and Audit Committee of the Company Head of Office of Non-Executive Directors and Audit Committee of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director and Group Internal Audit of the Company Senior Managing Director and Internal Audit of Nomura Securities Co., Ltd.
		Apr. 2021	Advisor of the Company
		Jun. 2021	Director of the Company (Current)

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

Independent Director of Paxos Trust Company LLC

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

Chairperson of the Board Risk Committee

Senior Research Scholar*

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

Miyuki Ishiguro (Oct. 26, 1964)

Outside Director

Member of the Nomination Committee

Member of the Compensation Committee

Member of the Board Risk Committee

Partner of Nagashima Ohno & Tsunematsu

Outside Audit & Supervisory Board Member, Lasertec Corporation

		Apr. 1991	Registered as an Attorney-at-Law and Joined Tsunematsu Yanase & Sekine (currently Nagashima Ohno & Tsunematsu)
		Jan. 1999	Partner of Tsunematsu Yanase & Sekine
		Jan. 2000	Partner of Nagashima Ohno & Tsunematsu (Current)
		Oct. 2004	Visiting Professor, Columbia Law School
		May. 2015	Secretary General of the Inter-Pacific Bar Association (IPBA)
		Feb. 2016	Council Member of the Radio Regulatory Council (Ministry of Internal Affairs and Communications)
		Apr. 2016	Council Member of the Management Council of Hitotsubashi University
		Apr. 2018	Vice President of the Tokyo Bar Association
		Jun. 2023	Outside Director of the Company (Current)
		Apr. 2024	President of the Inter-Pacific Bar Association (IPBA)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Masahiro Ishizuka (Apr. 21, 1960)	Outside Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd.	Oct. 1984	Joined Deloitte Haskins and Sells International (*)
		Apr. 1988	Registered as a Certified Public Accountant
		Jun. 1997	Partner of Tohmatsu & Co. (*)
		Jan. 1998	Deloitte & Touche LLP based in New York
		Oct. 2004	Head of Audit and Technology Dept. of Business Administrative Division, of Tohmatsu & Co. (*)
		Aug. 2010	Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants
		Oct. 2010	Head of Office of Manual, of Quality Administrative Division, of Deloitte Touche Tohmatsu LLC
		Nov. 2015	The Board Member of Deloitte Tohmatsu LLC
		Jun. 2017	Executive Officer, General Manager of the Reputation Quality Risk Management Division of Deloitte Tohmatsu LLC and Deloitte Touche Tohmatsu LLC
		Jun. 2022	Ethics Officer of Deloitte Tohmatsu Group
		Jun. 2023	Outside Director of the Company (Current)
		Apr. 2024	Director of Nomura Securities Co., Ltd. (Current)
* Each of the corporations is currently Deloitte Touche Tohmatsu LLC

Taku Oshima (Jul. 14, 1956)

Outside Director

Chairman of the Nomination Committee

Chairman of the Compensation Committee

Chairman and Representative Director of NGK INSULATORS, LTD.

Outside Director of Central Japan Railway Company

Outside Director of Toho Gas

		Mar. 1980	Joined NGK INSULATORS, LTD.
		Jun. 2007	Corporate Officer of NGK INSULATORS, LTD.
		Jun. 2011	Corporate Executive Officer of NGK INSULATORS, LTD.
		Jun. 2014	President and Representative Director of NGK INSULATORS, LTD.
		Apr. 2021	Chairman and Representative Director of NGK INSULATORS, LTD. (Current)
		Jun. 2024	Outside Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Nellie Liang (Oct. 23, 1957)	Outside Director Member of the Board Risk Committee Senior Fellow, Economic Studies, Brookings Institution	Jan. 2006	Associate Director, Division of Research and Statistics, U.S. Federal Reserve Board (FRB)
		Nov. 2010	Director, Division of Financial Stability, FRB
		May. 2016	Member, Panel of Economic Advisors, U.S. Congressional Budget Office
		Mar. 2017	Senior Fellow, Economic Studies, Brookings Institution
		Apr. 2017	Visiting Scholar, Monetary and Capital Markets Department, International Monetary Fund (IMF)
		Aug. 2018	Lecturer, Yale University School of Management
		Jul. 2021	Under Secretary for Domestic Finance, U.S. Department of the Treasury
		Mar. 2023	Chair, Standing Committee on Assessment of Vulnerabilities (SCAV), Financial Stability Board (FSB)
		Mar. 2025	Senior Fellow, Economic Studies, Brookings Institution (Current)
		Jun. 2025	Outside Director of the Company (Current)

Among the Directors listed above Victor Chu, J.Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka, Taku Oshima, and Nellie Liang satisfy the requirements for an “Outside Director” under the Companies Act.

(2) Executive Officers

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	See “Directors” in paragraph 2 under this Item 6.A.	See “Directors” under in paragraph 1 this Item 6.A.

Yutaka Nakajima (Aug. 2, 1965)	See “Directors” in paragraph 2 under this Item 6.A.	See “Directors” under in paragraph 1 this Item 6.A.

Toshiyasu Iiyama (Feb. 24, 1965)	Executive Officer and Deputy President Chief of Staff Head of China Committee Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2012	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2020	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Health Officer of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2023	Executive Officer, Deputy President and Chief of Staff of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Takumi Kitamura (Nov. 26, 1966)	Executive Officer Chief Transformation Officer Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1990	Joined the Company
		Apr. 2016	Executive Officer and Chief Financial Officer of the Company Executive Officer and Financial Officer of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer and Chief Financial Officer of the Company Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Financial Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Oct. 2021	Executive Officer, Chief Financial Officer and Chief Administrative Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2022	Executive Officer and Chief Financial Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2024	Executive Officer, Chief Financial Officer and Chief Transformation Officer of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2025	Executive Officer, Chief Financial Officer and Chief Transformation Officer of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2025	Executive Officer and Chief Transformation Officer of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Sotaro Kato (Oct. 9, 1969)	Executive Officer Chief Risk Officer Director, Executive Vice President of Nomura Securities Co., Ltd. Director of Nomura Holding America Inc.	Sep. 2002	Joined the Company
		Apr. 2020	Executive Officer and Chief Risk Officer of the Company (based in New York) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2025	Executive Officer and Chief Risk Officer of the Company (based in New York) (Current) Director, Executive Vice President of Nomura Securities Co., Ltd (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Christopher Willcox (Feb. 25, 1968)	Executive Officer Head of Wholesale Chairman of Investment Management	May. 2014	CEO of J.P. Morgan Asset Management Inc.
		May. 2021	Director and Co-CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Apr. 2022	Director, President and CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Oct. 2022	Executive Officer and Head of Wholesale of the Company (based in New York)
		Apr. 2025	Executive Officer, Head of Wholesale and Chairman of Investment Management of the Company (based in New York) (Current)

Hiroyuki Moriuchi (Aug. 22, 1976)	Executive Officer Chief Financial Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1999	Joined the Company
		Apr. 2023	Senior Managing Director and Chief Strategy Officer of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2025	Senior Managing Director, Group Finance of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Jun. 2025	Executive Officer and Chief Financial Officer of the Company (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

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

We have established a compensation policy for our officers and employees, including Senior Managing Directors of NHI and directors of our subsidiaries but exclude Directors and Executive Officers of NHI. This policy is referred to as our “Employee Policy.”

(1) Basic Policy

Compensation Governance

As a company with three Board Committees, as defined under Japanese companies act, NHI has established an independent statutory Compensation Committee which comprises primarily Outside Directors as members. The Committee has established both our Basic Policy and our Compensation Policy for Statutory Officers, based on which compensation for Directors and Executive Officers of NHI is determined.

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

Compensation Policies and Practices for Nomura Group’s Talent

We recognize that our employees are key in pursuing our Purpose, which is “We aspire to create a better world by harnessing the power of financial markets.”

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

(i) Sustainable corporate growth and increasing corporate value over the medium and long-term

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

(ii) Sound and effective risk management

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

(iii) Alignment of interests with shareholders

Certain of our officers and employees’ remuneration package includes stock-based compensation awards linked to share price of NHI with an appropriate deferral period applied, in order to align with shareholders’ interests.

Approval and Revision of the Basic Policy

The approval, amendment or repeal of the Basic Policy is governed by our Compensation Committee of NHI.

(2) Policy for Statutory Officers

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

(i) Annual Bonuses

In principle, certain portion of any annual bonus payment should be deferred.

(ii) Long-term Incentive Plan

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

(3) Employee Policy

Based on our “Basic Policy”, we have established our Employee Policy which applies to our officers and employees, including Senior Managing Directors of NHI and directors of subsidiaries of NHI but excluding our Statutory Officers of NHI.

Matters not provided for in our Employee Policy are governed by the provisions of our Basic Policy.

Compensation Governance

Supervised by the HRC, regional committees governing employee compensation are composed of representatives of Finance, Risk Management, Compliance, Human Resources, and other departments as appropriate. These regional committees implement our global compensation governance rules.

The proposed compensation of control function departments (such as Risk Management, Compliance, and Internal Audit) is not permitted to be determined by our front office business and performance evaluation of employees in these departments is not permitted to be determined solely by performance of the business supported by the individuals.

Compensation Policies and Practices

We recognize that our employees are key in pursuing our Purpose, which is “We aspire to create a better world by harnessing the power of financial markets.”

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

(i) Sustainable corporate growth and increasing corporate value over the medium and long-term

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

(ii) Sound and effective risk management

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

(iii) Alignment of interests with shareholders

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

2. Compensation for Statutory Officers

(1) Scheme of Compensation for Statutory Officers

The following picture presents scheme of compensation for Statutory Officers.

Total Compensation

Performance-linked Compensation
Long-term Incentive Plan
Performance Share Unit
NHI shares will be issued based on the results of performance indicators during the performance evaluation period.
Annual Bonuses
Restricted Stock Unit Or Notional Stock Unit
Cash Bonuses
Annual bonuses will be paid in cash and deferred compensation after the end of the relevant fiscal year.
Fixed Compensation
Base Salary
Cash compensation determined by reflecting individual role, responsibilities, etc.

(2) Determination method of compensation

Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of annual bonus and long-term incentive plans. With respect to the President and the Group CEO, the total compensation, which consists of fixed compensation and performance linked compensation, is determined by considering quantitative factors as well as qualitative factors including competitor benchmarking etc. With respect to the Directors and the Executive Officers, their Annual Bonus and Total Compensation are determined based on the ones of the Group CEO, reflecting individual roles and responsibilities, respective jurisdiction’s regulations and compensation level etc. in addition to the qualitative elements. For the Long-Term Incentive Plan, see “(3) Matters related to Stock Compensation and Non-Monetary Compensation (iii) PSU as the Long Term Incentive Plan.”

(i) Quantitative elements

In order to ensure alignment with Nomura Group’s management vision and business strategy, we select key performance indicators and performance metrics that form the basis for its calculation. Additionally, we choose stock price-related indicators to promote alignment of interests with shareholders. In the current fiscal year, NHI achieved the target of 8-10% for ROE set for the year ended March 31, 2025.

Type of elements	Item	Actual for the year ended March 31, 2025
Profit and loss	Net revenue	¥1,892.5 billion
	Revenue cost coverage ratio(1)	75.1%
	Income before income taxes	¥472.0 billion
Per share information	Earnings per Share (“EPS”)	¥111.03
Capital efficiency	ROE	10.0%
Shareholder returns	Total Shareholder Return (“TSR”)(2)	98.7%

(Notes)

1.	Ratio calculated by dividing Total non-interest expenses by Net revenue
2.	The value obtained by dividing the total of fluctuations in the price of NHI shares and dividends in the current fiscal year by the NHI share price at the end of the previous business year.

(ii) Qualitative elements

To promote enhancement of Nomura Group’s corporate value and the realization of a sustainable society, we have selected strategic management, as well as initiatives related to community, talent, and DEI, as evaluation criteria.

(3) Matters relating to Stock Based Compensation and Non-Monetary Compensation

(i) Outline of current Stock Based Compensation Awards.

The outline of current Stock Based Compensation Awards is as follows.

Type of award	Key features
Restricted Stock Units (“RSUs”)	• Introduced as the main form of Deferred Compensation since the year ended March 31, 2018. • Settled in the Company’s common stock. • Graded vesting period is set as three years in principle.

Notional Stock Units (“NSUs”)	• Linked to the price of the Company’s common stock and cash-settled in local currency. • Graded vesting period is set as three years in principle.

Performance Share Units (“PSUs”)

•  Introduced as the Long Term Incentive Plan since the year ended March 31, 2024.

•  The number of shares to be awarded will be determined by depended on the degree of achievement of the performance targets of the three fiscal years.

•  Performance evaluation period is set as three years or more in principle.

(ii) Stock Based Compensation as Non-Monetary Compensation

In principle, half of the aggregate amount of the Annual Bonus of the Statutory Officers is paid in deferred compensation and we use RSUs that qualify as non-cash compensation. Furthermore, the Company has introduced PSUs as a long-term incentive plan.

(iii) PSU as the Long Term Incentive Plan

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

Calculation Method for the base number of shares and the number of shares to be granted

•	Calculation method for the base number of shares:

The base number of NHI shares shall be calculated by dividing the amount determined with reference to the performance and qualitative evaluation of the target fiscal year, as well as competitor benchmarking with the NHI share price at the time of grant.

•	Calculation method for the number of NHI shares to be granted:

After the end of the performance evaluation period, the number of NHI shares to be granted will be calculated in accordance with the following method.

•	Performance Evaluation Indicators and Grant Ratio

Performance Indicators	Composition ratio	Change in the grant ratio	Evaluation method
ROE	50%	0%~150%	Calculated based on the actual (average) values for the three-year performance evaluation period
TSR	50%	0%~150%	Calculated based on the actual value (absolute value) during the three-year performance evaluation period

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

<TSR>

If the actual value (absolute value) for the performance evaluation period of three years reaches 125%, a corresponding number of benchmark shares will be granted. However, if the actual value is 100% or below, no grant will occur. Furthermore, if the actual value exceeds 150%, 150% of the benchmark shares will be granted. The calculation process of the actual value is as follows:

3-Year TSR = (Closing Stock Price (B) + Total Dividends during the performance evaluation period) / Initial Stock Price (A)

A: Initial Stock Price (Average closing price one month before the start of the performance evaluation period)

B: Final Stock Price (Average closing price one month before the end of the performance evaluation period)

•	Calculation method for the number of NHI shares to be paid:

The number of NHI shares to be granted is calculated by multiplying the base number of NHI shares by the weighted average of the grant ratio based on ROE and the grant ratio based on TSR. The base number of NHI shares for the PSU for the year ended March 31, 2025 has been calculated as 769,600 NHI shares, and the number of NHI shares when applying a payout rate of 150% is 1,154,500 shares.

•	Performance evaluation period and payment schedule:

The performance evaluation period shall be three years from the fiscal year in which the base number of PSUs is determined. After the performance evaluation period has concluded, the evaluation shall be finalized and the stock compensation based on PSUs shall be paid.

Delivery Method

The NHI shares awarded at the end of the performance period will be primarily issued from treasury stock.

(iv) Effect of payment of stock based compensation as deferred compensation

By providing equity-linked compensation as deferred compensation, the economic value of the compensation is linked to the stock price of NHI, and a certain vesting period is set.

•	Alignment of interests with shareholders.

•

Medium to long term incentives and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to be increased by a rise in shares during a period of time from grant to vesting.

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

(1) Aggregate Compensation for Statutory Officers

The following table presents a summary of aggregate compensation awarded to our Statutory Officers for the year ended March 31, 2025.

	Number(1)	Millions of yen
		Year ended March 31, 2025
		Fixed compensation	Performance-linked compensation				Total
		Monetary compensation			Non-monetary compensation
		Base salary(2)	Cash Bonuses	NSUs(3)	RSUs(3)	PSUs(3)
Directors	12	¥355	¥292	¥100	¥—	¥—	¥747
(Outside Directors included in above)	10	(198)	(—)	(—)	(—)	(—)	(198)
Executive Officers	7	607	2,273	1,426	97	197	4,600

Total	19	¥962	¥2,564	¥1,527	¥97	¥197	¥5,347

(1)

Includes two Directors retired in June 2024, and one Director who was appointed in the same month. There were ten Directors and seven Executive Officers as of March 31, 2025. Compensation to Directors who were concurrently serving as Executive Officers is included within “Executive Officers.”

(2)	The amount reflects voluntary salary return.
(3)

Represents deferred stock-based compensation awards granted in prior years recognized as expense in the Consolidated Financial Statement of Income for the year ended March 31, 2025. The expense of NSUs is remeasured to fair value at each balance sheet date, while the amounts of RSUs and PSUs are measured at fair value on the grant date. For more details, see Note.1 “Summary of accounting policies” in our consolidated financial statements.

(4)	Total compensation paid to Outside Directors for their services to subsidiaries of the Company was ¥80 million for the year ended March 31, 2025.

(2) Compensation of Directors and Executive Officers receiving ¥100 million or above

The following table presents details of the compensation paid to our Statutory Officers for the year ended March 31, 2025 where such total amount given to the individual is ¥100 million or above. The total amount does not match above “(1) Aggregate Compensation for Statutory Officers” which is recorded as an accounting expense, as it reflects the resolution amount in the compensation committee.

In order to ensure that Nomura Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations. Additionally, in order to provide incentives for the improvement of medium to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-related incentives with a specified deferral period. For more details, please refer to the above-mentioned “1. Compensation Policy (1) Basic Policy” and “(2) Policy for Statutory Officers.” In the current fiscal year, quantitative indicators were favorable, notably NHI achieved the target of 8-10% for ROE set for the year ended March 2025. Taking this into consideration, the amount of performance-linked compensation has been increased.

			Millions of yen
			Fixed Compensation	Performance-linked Compensation
Name	Company	Role	Cash	Cash Bonuses	RSUs or NSUs(1)	PSUs(2)	Total
Koji Nagai	Nomura	Chairman of the Board of Directors	¥91.2	¥291.5	¥291.5	¥—	¥674.2
Kentaro Okuda(3)	Nomura	Director, Representative Executive Officer (Group CEO)	¥109.4	¥485.8	¥485.8	¥126.9	¥1,207.9
Yutaka Nakajima(3)	Nomura	Director, Representative Executive Officer	¥84.4	¥267.2	¥267.2	¥69.8	¥688.6
Toshiyasu Iiyama(3)	Nomura	Executive Officer	¥82.8	¥213.8	¥213.8	¥—	¥510.3
Takumi Kitamura	Nomura	Executive Officer	¥73.2	¥98.4	¥98.4	¥—	¥270.0
Sotaro Kato	Nomura	Executive Officer	¥63.6	¥81.7	¥81.7	¥—	¥227.0
Yosuke Inaida(3)	Nomura	Executive Officer	¥62.7	¥39.2	¥39.2	¥—	¥141.1
Willcox, Christopher	Nomura	Executive Officer	¥114.4	¥1,086.7	¥1,086.7	¥—	¥2,287.8
	(Equivalent in ’000 USD)		$(750.0)	$(7,125.0)	$(7,125.0)	$—	$(15,000.0)

(1)

As the payment is deferred over a period of three years following the grant, the amount stated herein differs from the compensation actually received by each individual during the year ended March 31, 2025.

(2)	Represents expenses recognized for the year ended March 31, 2025.
(3)	The amount reflects voluntary salary return.

(3) Meetings of our Compensation Committee during the year

(i) Composition of Compensation Committee

Our Compensation Committee is composed of three members below.

Chairman: Taku Oshima (Outside Director)(1)

Member: Takahisa Takahara (Outside Director)

Member: Koji Nagai (Chairman of Board of Directors, Non-Executive Director)(2)

(1) Taku Oshima was appointed Chairman in place of Kazuhiko Ishimura on June 25, 2024.

(2) Koji Nagai is scheduled to resign as of June 24, 2025, and on the same date, Miyuki Ishiguro, an Outside Director, is slated to assume the position of committee member.

(ii) Deliberation matters and attendance status in the Compensation Committee

The following table presents a summary of the meetings held by our Compensation Committee during the year ended March 31, 2025, a summary of key matters discussed, resolutions passed and attendance by members.

Date	Summary of the discussion and the resolution		Attendance records of the member
April 26, 2024	Resolution:

•  The annual bonus and Long Term Incentive Plan for the year ended March 31, 2024.

•  Individual base salary of the Directors and Executive Officers effective from May.

•  The amendment for the Basic Policy.

•  The amendment for the Policy for Statutory Officers.

All members attended
June 25, 2024	Resolution:

•  The appointment of the Director with the right to convoke the board of directors meetings.

•  The Director who reports the executions of the committee’s duties to the board of the directors meetings.

•  Individual base salary of the Statutory Officers.

•  Granting RSUs and NSUs to the Statutory Officers.

All members attended
	Reporting:	• Schedule for current fiscal year. • The Basic Policy and the Policy for Statutory Officers and the • Compensation Recovery Policy.
September 27, 2024	Resolution:	• Granting PSUs to the Representative Executive Officers.	All members attended
November 1, 2024	Resolution:	• Voluntary return of salary.	All members attended
December 5, 2024	Resolution:	• Voluntary return of salary.	All members attended
March 28, 2025	Resolution:	• Individual base salary of the Directors and Executive Officers effective from April.	All members attended

Through discussions and resolutions of the above topics, our Compensation Committee confirmed that compensation for our Directors and Executive Officers in respect of the year ended March 31, 2025 is appropriate and consistent with our relevant compensation policies. A summary of these meetings has been reported to the Board of Directors.

Stock Acquisition Rights

The following table presents information regarding unexercised Stock Acquisition Rights (“SARs”) as of March 31, 2025.

	March 31, 2025
Series of SARs	Allotment Date	Number of Shares under SARs(1)	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.77	June 9, 2017	143,200	From April 20, 2020 to April 19, 2025	¥1	¥325
Stock Acquisition Rights No.78	June 9, 2017	77,900	From April 20, 2021 to April 19, 2026	¥1	¥312
Stock Acquisition Rights No.79	June 9, 2017	112,800	From April 20, 2022 to April 19, 2027	¥1	¥303
Stock Acquisition Rights No.80	June 9, 2017	12,700	From April 20, 2023 to April 19, 2028	¥1	¥282
Stock Acquisition Rights No.81	June 9, 2017	28,200	From April 20, 2024 to April 19, 2029	¥1	¥273
Stock Acquisition Rights No.85	November 20, 2018	936,300	From November 20, 2020 to November 19, 2025	¥573	¥329

(1)	The number of NHI shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.

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

Board of Directors

The Company’s Board of Directors consists of Directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of Directors shall not exceed twenty. The term of office of each Director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects the Chairman. The Company’s Board of Directors met eleven times during the year ended March 31, 2025. As a group, the Directors attended all of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the Executive Officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the Executive Officers by a resolution adopted by the Board of Directors. There are no Directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. As of the date of submission, the members of the Board of Directors are Koji Nagai, Kentaro Okuda, Yutaka Nakajima, Shoji Ogawa, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka and Taku Oshima. Koji Nagai is the Chairman of the Board. The Company has proposed an agenda item titled “Appointment of Twelve Directors” as part of the agenda (Matters to be Resolved) for the 121st Annual General Meeting of Shareholders scheduled to be held on June 24, 2025. If this agenda item is approved, the members of the Board of Directors will be Koji Nagai, Kentaro Okuda, Yutaka Nakajima, Shoji Ogawa, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka, Taku Oshima (reappointment) and Nellie Liang (new appointment). Koji Nagai will be the Chairman of the Board.

Nomination Committee

The Nomination Committee, in accordance with law and the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met six times during the year ended March 31, 2025. As a group, the member Directors attended all of the meetings of the Nomination Committee during the year after their appointment as the members of the Nomination Committee. As of the date of submission, the members of the Nomination Committee are Outside Directors Taku Oshima and Takahisa Takahara, and Koji Nagai, a Director not concurrently serving as an Executive Officer. Taku Oshima is the Chairman of this Committee. After the resolution of the Board of Directors following the conclusion of the 121st Annual General Meeting of Shareholders scheduled to be held on June 24, 2025, the members of the Nomination Committee are expected to be Outside Directors Taku Oshima, Takahisa Takahara and Miyuki Ishiguro. Taku Oshima will be the Chairman of this Committee.

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

The Audit Committee met fourteen times during the fiscal year ended March 31, 2025. As a group, the member Directors attended 95% of the meetings of the Audit Committee during the year after their appointment as the members of the Audit Committee. As of the date of submission, the members of the Audit Committee are Outside Directors Masahiro Ishizuka and Victor Chu, and Shoji Ogawa, a full-time member of the Audit

Committee and a Director not concurrently serving as an Executive Officer. Masahiro Ishizuka is the Chairman of this Committee. After the resolution of the Board of Directors following the conclusion of the 121st Annual General Meeting of Shareholders scheduled to be held on June 24, 2025, the members of the Audit Committee are expected to be Outside Directors Masahiro Ishizuka and Victor Chu, and Shoji Ogawa, a full-time member of the Audit Committee and a Director not concurrently serving as an Executive Officer. Masahiro Ishizuka will be the Chairman of this Committee.

Compensation Committee

The Compensation Committee, in accordance with law and the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Compensation Committee also determines the details of each Director and Executive Officer’s actual compensation. The Compensation Committee met six times during the year ended March 31, 2025. As a group, the member Directors attended all of the meetings of the Compensation Committee during the year after their appointment as the members of the Compensation Committee. As of the date of submission, the members of the Compensation Committee are Outside Directors Taku Oshima and Takahisa Takahara, and Koji Nagai, a Director not concurrently serving as an Executive Officer. Taku Oshima is the Chairman of this Committee. After the resolution of the Board of Directors following the conclusion of the 121st Annual General Meeting of Shareholders scheduled to be held on June 24, 2025, the members of the Compensation Committee are expected to be Outside Directors Taku Oshima, Takahisa Takahara and Miyuki Ishiguro. Taku Oshima will be the Chairman of this Committee.

Board Risk Committee

The Board Risk Committee is a non-statutory organ, in accordance with the Company’s Regulations of the Board Risk Committee, of which purpose is to assist the Board of Directors in supervising Nomura Group’s risk management and to contribute to sophistication of the risk management. At meetings of the Board Risk Committee, to further strengthen the risk management of Nomura Group, consent to the Risk Appetite Statement and the main design of the risk management framework, analysis of risk environment/verification results and future projections, supervision of overall execution of risk management and medium- to long-term risk strategies are mainly deliberated. The status of execution of the function in the Board Risk Committee is reported to the Board of Directors. The Board Risk Committee met five times during the year ended March 31, 2025. As a group, the member Directors attended all of the meetings of the Board Risk Committee during the year after their appointment as the members of the Board Risk Committee. As of the date of submission, the members of the Board Risk Committee are Outside Directors Laura Simone Unger, J. Christopher Giancarlo, Patricia Mosser and Miyuki Ishiguro, and Shoji Ogawa, a Director not concurrently serving as an Executive Officer. Laura Simone Unger is the Chairperson of this Committee. After the resolution of the Board of Directors following the conclusion of the 121st Annual General Meeting of Shareholders scheduled to be held on June 24, 2025, the members of the Board Risk Committee are expected to be Outside Directors Patricia Mosser, J. Christopher Giancarlo, Miyuki Ishiguro and Nellie Liang, and Shoji Ogawa, a Director not concurrently serving as an Executive Officer. Patricia Mosser will be the Chairperson of this Committee.

Limitation of Director Liability

In accordance with Article 33, Paragraph 2 of the Company’s Articles of Incorporation and Article 426, Paragraph 1 of the Companies Act of Japan, the Company may execute agreements with Directors (excluding a person who serves as an executive director, etc.) that limit their liability to the Company for damages suffered by the Company if they acted in good faith and without gross negligence. Accordingly, the Company has entered into agreements to limit Companies Act of Japan Article 423 Paragraph 1 liability for damages (“Limitation of Liability Agreements”) with each of the following Directors: Shoji Ogawa, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka and Taku Oshima. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater. Further, if the appointment of Nellie Liang is approved at the 121st Annual General Meeting of Shareholders scheduled to be held on June 24, 2025, the Company is planning to enter into the Limitation of Liability Agreement stated above with her.

Directors and Officers Liability Insurance Contracts

The Company has entered into directors and officers liability insurance contracts set forth in Article 430-3, Paragraph 1 of the Companies Act of Japan with insurance companies, which have persons such as directors, executive officers, senior managing directors, corporate auditors, and senior employees of the Company and its subsidiaries, etc. as insured persons. Under these insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured at the Company, and all insurance premiums of the insured have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers.

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

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	March 31,
	2023	2024	2025
Japan	15,131	14,870	14,877
Europe	2,937	3,053	3,133
Americas	2,387	2,440	2,417
Asia and Oceania	6,320	6,487	6,815

Total	26,775	26,850	27,242

Business segments of the Nomura Group consist of three divisions: Wealth Management Division, Investment Management Division, and Wholesale Division, along with Other. As of March 31, 2025, we had 14,877 employees in Japan, including 7,045 in our Wealth Management Division, 1,127 in our Investment Management Division and 1,779 in our Wholesale Division. In overseas, we had 12,365 employees, of which 3,133 were located in Europe, 2,417 in the Americas, and 6,815 in Asia and Oceania.

As of March 31, 2025, 7,656 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. The Company and labor union communicate frequently in order to resolve labor-related matters.

We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2025. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings
Koji Nagai	512,942
Kentaro Okuda	498,097
Yutaka Nakajima	677,540
Shoji Ogawa	55,812
Laura Simone Unger	(1,000ADR	)(1)
Victor Chu	—
J.Christopher Giancarlo	—
Patricia Mosser	(100ADR	)(1)
Takahisa Takahara	881
Miyuki Ishiguro	—
Masahiro Ishizuka	7,632
Taku Oshima	—

Total	1,752,904

(1)	ADRs are not included in the total.

Executive Officers

Name	Number of Shareholdings
Kentaro Okuda	See above	(1)
Yutaka Nakajima	See above	(1)
Toshiyasu Iiyama	243,806
Takumi Kitamura	139,763
Sotaro Kato	42,957
Yosuke Inaida	215,423
Christopher Willcox	9,740

Total	651,689

(1)	The number of shares owned by Executive Officers who are concurrently serving as Directors is not included in the total.

For information regarding stock options granted to our Directors and Executive Officers, see Item 6.B “Compensation of Statutory Officers” of this annual report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

We identified a material weakness in our internal control over financial reporting during the quarter ended March 31, 2024, as a result of which certain of the Company’s annual and interim consolidated financial statements were restated on April 12, 2024. However, the Company has concluded that no recovery of erroneously awarded compensation is required under its compensation recovery policy required by the NYSE listing standards adopted pursuant to Rule 10D-1. The Company reached this conclusion because the Company’s policy applies to compensation received on or after October 2, 2023. No incentive compensation received on or after October 2, 2023 was based upon the attainment of a financial reporting measure affected by this restatement of the Company’s consolidated financial statements. (In each case, terms in the Company’s compensation recovery policy, as well as the foregoing disclosure, are defined consistently with Rule 10D-1.)

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

According to a statement on Schedule 13G (Amendment No.11) filed by BlackRock, Inc. with the SEC on April 23, 2025, BlackRock, Inc. owned 227,858,398 shares, representing 7.2% of the issued shares of NHI shares. However, the Company has not confirmed the status of these shareholdings as of March 31, 2025.

According to a statement on Schedule 13G (Amendment No.4) filed by Sumitomo Mitsui Trust Group, Inc. with the SEC on February 5, 2024, Sumitomo Mitsui Trust Group, Inc. owned 171,021,800 shares, representing 5.4% of the issued shares of NHI shares. However, the Company has not confirmed the status of these shareholdings as of March 31, 2025. In October 2024, based on public disclosure, we understand that Sumitomo Mitsui Trust Holdings, Inc. changed its trade name to Sumitomo Mitsui Trust Group, Inc..

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2025, there were 306 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 517,634,342 shares of NHI shares, representing 16.4% of the issued shares of NHI shares. As of March 31, 2025, there were 67,838,931 ADSs outstanding, representing 67,838,931 shares of NHI shares or 2.1% of the issued shares of NHI shares. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.

Nomura’s ownership of NRI was 22.3%, 23.0% and 23.0% as of March 31, 2023, 2024 and 2025, respectively.

For the year ended March 31, 2025, we purchased ¥22,976 million worth of software and computer equipment and paid ¥44,239 million for other services to NRI, while we received ¥727 million from NRI.

For the year ended March 31, 2024, we purchased ¥15,367 million worth of software and computer equipment and paid ¥47,289 million for other services to NRI, while we received ¥764 million from NRI.

For the year ended March 31, 2023, we purchased ¥19,602 million worth of software and computer equipment and paid ¥45,046 million for other services to NRI, while we received ¥770 million from NRI.

Nomura has participated in a secondary offering at Nomura Research Institute as a seller on December 5, 2022, and sold 13,000,000 ordinary shares it held at ¥37,528 million to third parties. As a result of the transaction, a gain of ¥28.0 billion was recognized in earnings within Revenue—Other during the year ended March 31, 2023. NRI remains an equity method affiliate of NHI.

Nomura Real Estate Holdings, Inc.

NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.

Nomura’s ownership of NREH was 37.5%, 37.5% and 37.2% as of March 31, 2023, 2024 and 2025, respectively.

On April 10, 2025, Nomura sold certain owned land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, for effective utilization of its assets. The transaction counterparties included Nomura Real Estate Development Co., Ltd., a subsidiary of Nomura Real Estate Holdings, Inc., an affiliated company, and a third party financing company. As a result of the sale, a gain of approximately ¥56,144 million will be recognized through earnings in the consolidated financial statements for the first quarter of the fiscal year ending March 2026.

Directors

During the years ended March 31, 2023, 2024 and 2025, no loans that were outstanding were made to our directors and other related parties other than in the normal course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, involving no more than the normal risk of collectability and presenting no other unfavorable features.

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

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2025.

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

If a foreign investor acquires shares of the Company and as a result of this acquisition directly or indirectly holds 1% or more of the issued shares of the Company, together with its existing holdings and those of other parties who have a close relationship with that foreign investor (the “closely-related person”), the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other competent ministers via the Bank of Japan within 45 days from the date of acquisition. If (i) the foreign investor or its closely-related person will not become a board member of the Company, (ii) the foreign investor will not propose, at a general shareholders meeting of the Company, a transfer or disposition of its business, and (iii) the foreign investor will not have access to any non-public information regarding the Company’s technologies in relation to its business, in general, a prior notification is exempted. However, it should be noted that foreign investors who have violated the Foreign Exchange Regulations, an order or administrative disposition under these regulations, or those prescribed by the Foreign Exchange Regulations as one for which there is a high need to carry out an examination, are not exempted from the requirement of prior notification.

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

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by the Company. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as opposed to an increase of value of shares) from Japanese tax perspectives. Conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2(xvi) of the Japanese Corporation Tax Law and Article 8(1)(xiii) of the Japanese Corporation Tax Law Enforcement Order).

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

You can access the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the SEC’s website (https://www.sec.gov).

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

Item 11. Quantitative and Qualitative Disclosures about Market, Credit and Other Risk

Overview of Risk Management

The business activities of Nomura Group are exposed to various risks, including market risk, credit risk, operational risk, and other risks arising from external factors. Below is an outline of our risk management framework.

Risk Characteristics

Nomura recognizes that unexpected losses from business operations may erode the capital of Nomura Group due to various risks, including market risk, credit risk, operational risk, and model risk. Additionally, liquidity risk may arise if a decline in the Group’s creditworthiness or adverse market conditions make it difficult to secure necessary funding. Furthermore, strategic risk could affect current and future earnings, capital, liquidity, enterprise value, and the reputation of Nomura Group due to poor management decisions, hasty or mistaken business advancements, or inaction in response to changes within the industry or external environment. Additional risks that may affect Nomura are described in Item 3. D. “Risk Factors.”

Risk Management Policy

Nomura’s fundamental principle is that all employees should regard themselves as principals of risk management and actively engage in the management of risks at all organizational levels. Nomura’s aim is to promote a proactive risk management culture throughout the organization and to limit risks within its defined risk appetite.

Risk Management Procedures

•	Nomura calculates, aggregates, reports, and monitors management information related to risk to support sound decision-making.

•	The Risk Management Division and Finance Division are responsible for regularly compiling the status of positions in line with risk appetite and ensuring appropriate data management.

•	Management information spans various risk categories and is produced using multiple risk management techniques.

•	The risk management framework consists of risk appetite, governance and oversight, management of financial resources, management of risk categories, and processes to measure and control risks.

Overview of Risk Management Structure

Nomura has established a framework designed to manage its risk aimed at maintaining financial soundness and enhancing enterprise value.

Three Line of Defense Framework:

•	First Line of Defense: All executives and employees in the front office are primarily responsible for risk management.

•	Second Line of Defense: The risk management department supports and monitors first line activities and reports to senior management.

•	Third Line of Defense: The independent internal audit department examines and evaluates risk management activities and reports findings to the Audit Committee.

Setting Risk Appetite:

Based on its management strategy, Nomura determines the types and levels of risk it is willing to assume and reviews these regularly. Nomura’s Risk Appetite is jointly submitted by the Chief Risk Officer (the “CRO”) and the Chief Financial Officer (the “CFO”) to the Executive Management Board (the “EMB”) for approval. It is then to be further reviewed at the Board Risk Committee (the “BRC”) based on the BRC’s authority to consent to the relevant proposal raised by the executive side.

Limit Frameworks

The establishment of robust limit monitoring and management is central to the appropriate monitoring and management of risk. The limit management frameworks incorporate escalation policies to facilitate approval of limits at appropriate levels of seniority. The Risk Management Division and the Finance Division are responsible for day-to-day operations of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across risk categories such as market risk, credit risk and model risk.

Committee Governance

Nomura has an Executive Management Board (the “EMB”) as a body to deliberate on or determine management strategy, the allocation of the management resources and important management matters of Nomura. The Group Risk Management Committee (the “GRMC”) operates, upon delegation from the EMB, for the purpose of deliberating on or determining important matters concerning enterprise risk management of Nomura and thereby assuring the sound and effective management of Nomura’s businesses. The GRMC consists of the Group CEO, one representative executive officer other than the Group CEO appointed by the Committee

Chairman, Chief Compliance Officer, Chief Risk Officer (the “CRO”), Chief Financial Officer (the “CFO”), Division Heads and persons designated by the Committee Chairman as the members of the Committee. An organizational framework and committee structure is in place to facilitate effective business operations and management of the firm’s risks.

Please also see Item 6.C. “Board Practices.—Information Concerning Directors” in this annual report for a description of the respective roles of the Board of Directors and the Board Risk Committee in risk management.

Risk Categories and Definitions

Nomura categorizes risks as follows and has established departments to manage each type:

•	Financial Risk: Credit risk, market risk, model risk

•	Non-Financial Risk: Operational risk, reputational risk

•	Liquidity Risk: Liquidity risk

•	Other Risks: ESG (Environmental, Social, Governance), strategic risk and other risks

Financial and non-financial risk are described in more detail below. For further information on funding and liquidity risk management, see Item 5.B. “Liquidity and Capital Resources.—Funding and Liquidity Management” in this annual report.

Credit Risk

Risk Characteristics

Credit risk is defined as the risk of loss arising from an obligor’s default, insolvency, or legal proceedings that prevent the obligor from fulfilling its contractual obligations according to the agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Risk Management Policy

Nomura has designed a risk management framework designed to allow it to take on appropriate credit risk in alignment with its risk appetite.

•

Credit Risk Management (“CRM”) expresses the creditworthiness of a counterparty or debtor by assigning internal ratings based on the results of individual credit analyses. These internal ratings are linked to the probability of default (“PD”) and are used to calculate the amount of credit risk-weighted assets (“RWA”).

•	Credit exposures arising from counterparties are managed through credit limits set based on internal ratings.

The scope of credit risk management includes transactions with counterparties, as well as loans, private equity investments, fund investments, investment securities, and various bonds and equities that are deemed to require credit risk management. Nomura’s credit risk primarily arises from derivative transactions and securities lending transactions.

Procedures

Credit risk management at Nomura is conducted through the following procedures:

•	Internal Rating Assignment and Updates:

CRM evaluates the creditworthiness of counterparties based on detailed due diligence and analysis concerning the counterparty’s business environment, competitiveness, and strengths and flexibility in management and finance. Credit analysts also consider the organizational structure of the target and any explicit or implicit credit enhancements. Credit analysts are responsible for assigning internal ratings and reviewing them at least once a year.

•	Setting Credit Limits:

CRM establishes credit limits for counterparties based on internal ratings.

•	Exposure Management:

Nomura’s credit risk management system records credit limits and credit exposures to counterparties. This allows CRM to monitor and manage the usage of credit limits, ensuring that appropriate reporting mechanisms are in place in case of limit breaches.

Overview of the Management Structure

Nomura manages credit risk at both the global and legal entity levels, establishing the following structure:

Policies, etc.:

•

Under a risk management framework based on risk appetite, matters related to the basic policy on credit risk management, risk measurement methods, approval authority for credit limit setting, and monitoring are defined in global policies, standards, and procedures.

•

These policies are established with the approval of the GRMC, Group Risk Review Committee, or the Global Risk Strategic Committee, and they define the basic policy of credit risk management as well as the approval authority for credit limit setting.

Credit Risk Management (CRM):

•	CRM is a global organization within the Risk Management Division responsible for managing credit risk and reports to the CRO.

•	CRM is responsible for the implementation, maintenance and management of the policies.

Credit Risk Mitigation Measures

Risk Characteristics and Risk Management Policy

•	Please refer to “Credit Risk”

Overview of Procedures and Structure

Master Netting Agreements

•

Nomura enters into Master Netting Agreements with many counterparties, which consist of the standard agreements set forth by the International Swaps and Derivatives Association or similar contracts (collectively referred to as “Master Netting Agreements”).

•	By entering into Master Netting Agreements, Nomura is able to net receivables and payables, thereby reducing the potential loss amount arising from a counterparty’s default.

Collateral Agreements

•	To further reduce credit risk, Nomura utilizes collateral agreements.

•	These agreements ensure that Nomura can receive collateral from counterparties at the commencement of transactions or in response to changes in exposure levels or other relevant circumstances.

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2025 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥4	¥20	¥8	¥5	¥160	¥(69)	¥128	¥1	¥127
AA	237	405	275	321	1,990	(2,809)	419	66	353
A	397	334	235	168	909	(1,641)	402	92	310
BBB	281	113	52	58	357	(416)	445	176	269
BB and lower	81	168	63	40	42	(221)	173	647	—
Other(2)	60	10	22	11	23	(168)	(42)	105	—

Sub-total	¥1,060	¥1,050	¥655	¥603	¥3,481	¥(5,324)	¥1,525	¥1,087	¥1,059
Listed	1,231	121	123	29	0	(1,062)	442	212	230

Total	¥2,291	¥1,171	¥778	¥632	¥3,481	¥(6,386)	¥1,967	¥1,299	¥1,289

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

Market Risk

Market risk is the risk of loss arising from fluctuations in market risk factors (such as interest rates, foreign exchange rates, and prices of securities) that result in changes in the value of financial assets and liabilities held (including off-balance-sheet items).

Overview of Market Risk Management Policy, Procedures, and Structure

Methods for Identifying, Evaluating, Managing, and Mitigating Risks, and Monitoring Hedge Effectiveness

•

Nomura employs various statistical tools to measure and monitor market risk, including Value at Risk (“VaR”), Stress VaR, and Incremental Risk Charge. Sensitivity analysis and stress testing are also utilized as assessment tools. Sensitivities indicate the potential change in portfolio value due to standard shifts in market risk factors. These sensitivities are asset class-specific and are not typically aggregated across different risk factors. Stress testing allows for the analysis of portfolio risk and tail risk, incorporating non-linear effects and enabling aggregation across risk factors at any level of the organization, from group level to business divisions and trading desks.

•

Market risk is monitored through daily reports and other management information provided to business units and senior management, ensuring compliance with established limits. The market risk management function is carried out by a dedicated market risk department that operates independently of the front office, creating a robust framework for the effective identification, analysis, reporting, and management of market risk. The utilization of market risk limits is reported in accordance with the Market Risk Limit Procedure, covering all levels of business hierarchy and legal entities.

•

If the utilization of market risk limits exceeds pre-approved thresholds, the front office collaborates with the market risk department to develop an action plan, obtain approval, and execute it. Any limit breaches are reported to relevant stakeholders and committees in accordance with established policies.

Value at Risk (VaR)

VaR is a measure used to estimate the potential loss due to unfavorable movements in market factors such as equity prices, interest rates, credit spreads, foreign exchange rates, and commodity prices, along with their associated volatilities and correlations.

• Methodology Assumptions

Nomura uses a globally consistent VaR model for measuring total trading VaR across the organization. The historical simulation method is employed, applying historical market movements over a two-year period to current exposures to generate profit and loss distribution. This distribution is then utilized to estimate potential losses with required confidence levels. The one-day VaR is used for monitoring risk management and risk limits, while the ten-day VaR is applied in regulatory capital calculations. The VaR model maintains its reliability even when high-quality data is not available through a proxy logic system.

• VaR Backtesting

The performance of Nomura’s VaR model is regularly monitored to ensure its fitness for purpose. The main method for validating VaR is through backtesting, which involves comparing actual losses over one day to the corresponding VaR estimate. The backtest results are reviewed monthly by the Risk Management Division. No one-day losses exceeded the 99% VaR estimate during the 12 months prior to March 31, 2025.

• Limitations and Advantages of VaR

The primary advantage of VaR is its ability to aggregate risks across different asset classes. However, it is a backward-looking measure that inherently assumes that recent distribution and correlations adequately represent potential future movements. VaR is suitable for liquid markets but has limitations regarding rapidly changing market variables. Consequently, VaR may not fully capture the impact of significant adverse events. Nomura acknowledges these limitations and uses VaR as one component of a broader market risk management strategy.

VaR metrics: 95% Confidence Interval

One-day VaR data using the confidence level of 95% for the year ended March 31, 2025 is presented below.

The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	March 31, 2024	March 31, 2025
Equity	¥3.3	¥2.0
Interest rate	2.6	2.1
Foreign exchange	2.1	1.5

Subtotal	8.0	5.6
Less: Diversification Benefit	(2.5)	(1.8)

VaR	¥5.5	¥3.8

	Billions of yen
	For the twelve months ended
	March 31, 2024	March 31, 2025
Maximum daily VaR(1)	¥6.8	¥6.9
Average daily VaR(1)	5.6	5.2
Minimum daily VaR(1)	4.3	3.5

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the year ended March 31, 2025.

Non-Trading Risk

A major market risk in Nomura’s non-trading portfolio relates to equity investments held for the purpose of maintaining business relationships and promoting business over the long term. These equity investments are primarily influenced by fluctuations in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the Tokyo Stock Exchange.

Nomura conducts regression analysis based on fluctuations in the market prices of the equities held for the purpose of promoting business, in relation to TOPIX, over the past 90 days. Based on this analysis for each 10%

change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥8.3 billion at the end of March 2024 and ¥7.7 billion at the end of March 2025. The TOPIX closed at 2,768.62 points at the end of March 2024 and at 2,658.73 points at the end of March 2025. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

Operational Risk

Operational risk is defined as the risk of financial loss or non-financial impacts, such as violations of laws and regulations or deterioration of the reputation of Nomura, arising from inadequate or failed internal processes, people, systems, or from external events. This risk includes compliance, legal, IT and information security, cyber, fraud, third-party risks, and other non-financial risks. Although this definition excludes strategic risk (the risk of loss arising from poor strategic management decisions) and reputational risk, operational risks can still significantly affect the group’s reputation, creating a close relationship between operational and reputational risk.

Overview of Risk Management Policy and Procedures

Nomura has established a management framework for identifying, assessing, managing, monitoring, and reporting operational risk. This framework is supervised by the GRMC with delegated authority from the EMB. The operational risk management framework consists of the following components:

Foundation of the Risk Management Framework

•	Policy Framework: Clearly establishes the fundamental principles for managing operational risk and details how adherence to these standards will be monitored.

•	Training and Awareness: Initiatives aimed at improving understanding of operational risk management throughout the organization.

Key Risk Management Activities

•

Event Reporting: A process used to identify and report events that lead to, or could potentially lead to, losses or gains arising from inadequate or failed internal processes, people, systems, or external events.

•

Risk and Control Self-Assessment (RCSA): This process involves identifying the inherent operational risks the business faces, evaluating the key controls established to mitigate those risks, and formulating additional measures as necessary. The Operational Risk Management (ORM) team is responsible for developing the RCSA process and supporting its implementation within business units.

•	Key Risk Indicators (KRI): Metrics used to monitor exposure to operational risk and trigger appropriate responses if predefined thresholds are breached.

•	Scenario Analysis: A process used to assess and quantify potential high-impact, low-probability operational risk events and identify actions necessary to enhance the control environment.

Outputs from the Risk Management Activities

•

Analysis and Reporting: A critical aspect of the ORM team’s role is to analyze and report on operational risk information provided by business units, and work with them to develop action plans for risk mitigation.

•	Operational Risk Capital Calculation: Nomura calculates the required operational risk capital in alignment with Basel regulations and local regulatory requirements.

Model Risk

Model Risk is the risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or the incorrect or inappropriate application of models. To effectively manage Model Risk, Nomura has established a Model Risk Management Framework that governs the development, management, validation, approval, usage, ongoing monitoring, and periodic review of the firm’s models.

Key aspects of the Framework are as follows:

•

Model Development and Validation: Prior to the introduction of new models and any material changes to approved models, independent validation is required from a team separate from the model development team. The thresholds for determining the materiality of model changes are defined in the procedures of Model Risk Management.

•

Independent Validation: The model validation team evaluates the appropriateness of the models through various analyses, identifies model limitations, and quantifies the associated model risk. This process ensures the reliability and safety of the models.

•

Risk Mitigation: At the time of approval by the Model Validation Team, conditions such as usage restrictions, model reserves, and capital adjustments are applied to mitigate risk. This ensures that the models are financially sound.

•

Periodic Evaluation and Monitoring: Approved models undergo regular validation procedures, with ongoing performance monitoring playing a crucial role in continuously assessing the appropriateness of the models.

•	Governance and Approval: The Model Risk Management Committee is responsible for Model Risk Management provide overall oversight, scrutiny, governance, and ultimate approval of validated models.

Through these measures, Nomura has established a robust management structure for Model Risk, enhancing its ability to identify and manage both financial and non-financial risks effectively.

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

Fees paid to Nomura by the depositary

The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered shareholders of ADRs. From April 1, 2024 to March 31, 2025, the Bank of New York Mellon has waived a total of $202,426.70 in fees (including $71,771.67 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2025, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2025.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-4 of this annual report.

Changes in Internal Control Over Financial Reporting.

Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2025. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2025 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Masahiro Ishizuka, Chairman of the Audit Committee, qualifies as an “audit committee financial expert” as such term is defined by the General Instructions for Item 16A of Form 20-F. Additionally, Mr. Masahiro Ishizuka meets the independence requirements applicable to him under Section 303A.06 of the NYSE Listed Company Manual. For a description of their business experience, see Item 6.A “Directors and Senior Management.—Directors” in this annual report.

Item 16B. Code of Ethics

In December 2019, we adopted a new code of ethics (as defined in Item 16B of Form 20-F) consisting of the “Nomura Group Code of Conduct” and the “Nomura Group Code of Ethics for Financial Professionals”, which replaced our prior code of ethics. The Code of Conduct is periodically reviewed to better respond to the changes in the social and economic circumstances surrounding the Nomura Group and to meet the expectations of our stakeholders. In March 2025, we revised the previous version of “Nomura Group Code of Conduct”to strengthen mutual support and enhance risk management. A copy of the “Nomura Group Code of Conduct” is attached to this annual report as Exhibit 11.1 and a copy of the “Nomura Group Code of Ethics for Financial Professionals” is attached to this annual report as Exhibit 11.2.

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon LLC has been our principal accountant for the last twenty-three fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit or review of our financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services provided for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees, such as advisory services concerning risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2024	2025
Audit Fees	¥4,282	¥4,907
Audit-Related Fees	261	148
Tax Fees	294	213
All Other Fees	51	103

Total	¥4,888	¥5,371

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended March 31, 2025, we acquired 20,657 shares of NHI shares by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 63,503,000 shares under a share buyback program in accordance with Article 459-1 of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see “Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934” which is an exhibit to this annual report. As of March 31, 2025, we had 2,956,588,117 outstanding shares of NHI shares excluding 206,974,484 shares held as treasury stock.

The following table sets forth certain information with respect to our purchases of NHI shares during the year ended March 31, 2025.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2024	36,576,690	¥926	36,574,800	42,201,600
May 1 to 31, 2024	22,346,869	923	22,345,100	19,856,500
June 1 to 30, 2024	4,585,726	978	4,583,100	15,273,400
July 1 to 31, 2024	2,866	954	—	—
August 1 to 31, 2024	1,464	814	—	—
September 1 to 30, 2024	1,172	812	—	—
October 1 to 31, 2024	1,279	788	—	—
November 1 to 30, 2024	697	876	—	—
December 1 to 31, 2024	2,205	913	—	—
January 1 to 31, 2025	1,498	932	—	—
February 1 to 28, 2025	1,232	1,013	—	—
March 1 to 31, 2025	1,959	967	—	—

Total	63,523,657	¥929	63,503,000	—

On January 31, 2024, a resolution of the Board of Directors authorized the Company to purchase up to 125,000,000 shares of NHI shares or to a maximum of ¥100 billion during the period from February 16, 2024 through September 30, 2024.

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

On April 25, 2025, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article 459-1 of the Companies Act. The period of repurchase under the program is from May 15, 2025 to December 30, 2025, and we are authorized to purchase up to 100,000,000 shares of NHI shares or to a maximum of ¥60 billion.

As of May 31, 2025, 2,978,393,889 shares of NHI shares were outstanding, excluding 185,168,712 shares held as treasury stock.

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

The Company currently has eight outside directors among its twelve Directors.

A NYSE-listed U.S. company must have an audit committee that satisfies the requirements under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	The Company has an Audit Committee consisting of three Directors, two of whom are outside directors in compliance with the requirements under the Companies Act. All three Audit Committee members are independent directors under Rule 10A-3 under the U.S. Securities Exchange Act of 1934 with one member qualified as audit committee financial expert.

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	The Company has a Nomination Committee in compliance with the requirements under the Companies Act, consisting of three Directors, two of whom are outside directors. Further, after the resolution of the Board of Directors following the conclusion of the 121st Annual General Meeting of Shareholders scheduled to be held on June 24, 2025, all three members are scheduled to become outside directors. Additionally, the Company appoints an outside director as the chairman of the Committee.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company
A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	The Company has a Compensation Committee in compliance with the requirements under the Companies Act, consisting of three Directors, two of whom are outside directors. Further, after the resolution of the Board of Directors following the conclusion of the 121st Annual General Meeting of Shareholders scheduled to be held on June 24, 2025, all three members are scheduled to become outside directors. Additionally, the Company appoints an outside director as the chairman of the Committee.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Companies Act, companies with three Board Committees are not required to obtain shareholder approval with respect to compensation of Directors and Executive Officers, including RSUs and PSUs. The Company’s Compensation Committee establishes policies, based on which individual compensation for Directors and Executive Officers is determined, and the Company’s Human Resources Committee establishes policies for determining compensation for officers and employees other than the Company’s Directors and Executive Officers. Additionally, under the Companies Act, shares granted in connection with RSUs and PSUs do not require shareholder approval unless offered at a favorable price.

A NYSE-listed U.S. company must adopt and disclose corporate governance guidelines.	Under the Companies Act, the Company is not required to adopt and disclose corporate governance guidelines. However, in response to Japan’s Corporate Governance Code, which was incorporated into the Tokyo Stock Exchange’s Securities Listing Regulations, the Company has established and publicly disclosed the “Nomura Holdings Corporate Governance Guidelines.”

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Under the Companies Act, outside directors of the Company are not required to meet at regularly scheduled executive sessions without management. However, in accordance with the “Nomura Holdings Corporate Governance Guidelines,” outside directors hold meetings consisting solely of outside directors in order to discuss matters such as the business and corporate governance of the Company.

A NYSE-listed U.S. company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Under the Companies Act, the Company is not required to adopt and disclose a code of business conduct and ethics for directors, officers or employees. However, the Company has adopted the “Nomura Group Code of Conduct.” Please see Item 16B of Form 20-F for further information regarding the “Nomura Group Code of Conduct.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies
We have adopted insider trading policies and procedures governing the purchase, sale, and other disposition of NHI’s securities by the Nomura Group’s directors, officers and employees that we believe are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to NHI. A copy of the “Rules on Trading, etc. of Nomura Holdings Stocks, etc. by Nomura Group’s Officers and Employees” (the “Rules on Trading”) is attached to this annual report as Exhibit 11.3 and a copy of the “Nomura Group Personal Account Dealing Policy” is attached to this annual report as Exhibit 11.4. Pursuant to the Rules on Trading, group companies are required to adopt, in accordance with local law but in all cases subject to the Rules on Trading, internal rules governing the trading of NHI’s securities.
Item 16K. Cybersecurity
Risk Management and Strategy
Nomura maintains a comprehensive cybersecurity strategy. Identifying, assessing and managing cybersecurity threats and risks are an integral component of Nomura’s Operational Risk Management (ORM) Framework. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk—Overview of Risk Management Policy and Procedures
” for further information on the framework.
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
During the year ended March 31, 2025, we did not identify any risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, there is no guarantee that our business strategy, results of operations and financial condition will not be materially affected by a future cybersecurity incident, and we cannot provide assurances that we have not had occurrences of undetected cybersecurity incidents. See Item 3.D “
Risk Factors
” for further information on our cybersecurity-related risks.
Cybersecurity Risk Governance
Nomura’s cybersecurity strategy and programs are managed by senior officers: the Group Chief Information Officer (“CIO”), who is supported by the Group Chief Information Security Officer (“CISO”) and the Group Chief Data Officer (“CDO”).

These senior officers have extensive experience in technology, cybersecurity, information security, and data protection and privacy. The CIO has over 35 years of experience in various engineering, IT, Operations and information security roles. The CISO has over 25 years of experience leading cybersecurity teams at financial institutions, including in the areas of security engineering, risk and control management, data privacy, information security, and cybersecurity. The CDO has over 25 years of experience in data and analytics-led
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

11.2

Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30, 2020 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

11.3

Rules on Trading, etc. of Nomura Holdings Stocks, etc. by Nomura Group’s Officers and Employees (English translation) (filed on June 26, 2024 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

Exhibit Number	Description

11.4	Nomura Group Personal Account Dealing Policy (English translation) (filed on June 26, 2024 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities

97.1	Nomura Holdings, Inc. Compensation Recovery Policy (filed on June 26, 2024 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We will furnish a copy of any such instrument to the SEC upon request.

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 23, 2025 expressed an unqualified opinion thereon.
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
Critical Audit Matter
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

Fair value of certain level 3 financial instruments

Description of the Matter
The Company holds financial instruments for trading, customer facilitation and investment purposes. As disclosed in Note 2 to the consolidated financial statements as of March 31, 2025, the Company had ¥ 1,592 billion and ¥ 855 billion of primarily financial instrument assets and liabilities recorded at fair value on a recurring basis, respectively, categorized within Level 3 of the fair value hierarchy. In determining the fair value of these financial instruments, the Company used valuation models and unobservable inputs which reflect its assumptions and specific data. These inputs are significant to the fair value of the financial instruments and are supported by little or no market activity as of March 31, 2025. The valuation techniques applied by management to determine the fair value of such instruments are described in Note 2 to the consolidated financial statements.

Auditing the fair value of certain Level 3 financial instruments was complex and highly judgmental due to the subjectivity of the judgments used and estimations made by management in determining the fair value for these financial instruments. In particular, to value certain financial instruments, management used a variety of valuation techniques which involved certain underlying valuation assumptions and significant unobservable inputs, including weighted average cost of capital, growth rates, volatilities, correlations, credit spreads, recovery rates, loss severities, prepayment rates, default probabilities and yields.

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
June 23, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on Internal Control over Financial Reporting
We have audited Nomura Holdings, Inc.’s (the Company’s) internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework, (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as of March 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”), and our report dated June 23, 2025 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 23, 2025

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2024	2025
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥4,239,359	¥4,424,462
Time deposits	545,842	642,388
Deposits with stock exchanges and other segregated cash	369,770	447,846

Total cash and cash deposits	5,154,971	5,514,696

Loans and receivables:
Loans receivable (includes ¥2,074,585 and ¥2,178,376 at fair value option)	5,469,195	6,025,008
Receivables from customers (includes ¥21,834 and ¥50,258 at fair value option)	453,937	410,722
Receivables from other than customers	928,632	1,030,023
Allowance for credit losses	(18,047)	(16,920)

Total loans and receivables	6,833,717	7,448,833

Collateralized agreements:
Securities purchased under agreements to resell (includes ¥466,440 and ¥358,711 at fair value option)	15,621,132	14,004,757
Securities borrowed	5,373,663	4,658,828

Total collateralized agreements	20,994,795	18,663,585

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥6,892,311 and ¥8,666,326; includes ¥8,108 and ¥745,801 at fair value option)	19,539,742	22,372,339
Private equity and debt investments (includes ¥22,807 and ¥28,212 at fair value option)	117,066	151,710

Total trading assets and private equity and debt investments	19,656,808	22,524,049

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥529,605 and ¥546,117)	448,785	436,454
Non-trading debt securities (includes ¥ nil and ¥226,772 at fair value option)	335,401	485,290
Investments in equity securities (includes assets pledged of ¥247 and ¥272)	105,088	98,401
Investments in and advances to affiliated companies (includes assets pledged of ¥6,929 and ¥7,460; includes ¥ 1,514 and ¥11,478 at fair value option)	462,017	506,389
Other (includes ¥213,227 and ¥215,854 at fair value option)	1,155,621	1,124,473

Total other assets	2,506,912	2,651,007

Total assets	¥55,147,203	¥56,802,170

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2024	2025
LIABILITIES AND EQUITY
Short-term borrowings (includes ¥650,122 and ¥630,604 at fair value option)	¥1,054,717	¥1,117,292
Payables and deposits:
Payables to customers	1,310,825	1,377,222
Payables to other than customers	2,823,100	2,766,112
Deposits received at banks (includes ¥182,906 and ¥325,570 at fair value option)	2,356,202	3,105,581

Total payables and deposits	6,490,127	7,248,915

Collateralized financing:
Securities sold under agreements to repurchase (includes ¥916,090 and ¥673,648 at fair value option)	16,870,303	16,287,758
Securities loaned (includes ¥62,102 and ¥30,216 at fair value option)	2,133,066	1,964,682
Other secured borrowings	393,206	393,420

Total collateralized financing	19,396,575	18,645,860

Trading liabilities	10,890,610	11,378,828
Other liabilities (includes ¥61,052 and ¥54,588 at fair value option)	1,414,546	1,456,598
Long-term borrowings (includes ¥6,145,018 and ¥6,915,178 at fair value option)	12,452,115	13,373,678

Total liabilities	51,698,690	53,221,171

Commitments and contingencies (Note 20)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized — 6,000,000,000 shares Issued — 3,163,562,601 shares Outstanding — 2,970,755,160 and 2,956,210,965 shares	594,493	594,493
Additional paid-in capital	708,785	704,877
Retained earnings	1,705,725	1,867,379
Accumulated other comprehensive income	459,984	447,808

Total NHI shareholders’ equity before treasury stock	3,468,987	3,614,557
Common stock held in treasury, at cost — 192,807,441 and 207,351,636 shares	(118,798)	(143,678)

Total NHI shareholders’ equity	3,350,189	3,470,879

Noncontrolling interests	98,324	110,120
Total equity	3,448,513	3,580,999

Total liabilities and equity	¥55,147,203	¥56,802,170

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 7 “
Securitizations and Variable Interest Entities
” for further information.

	Billions of yen
	March 31
	2024	2025
Cash and cash deposits	¥73	¥14
Trading assets and private equity and debt investments	1,296	1,318
Other assets	99	239

Total assets	¥1,468	¥1,571

Trading liabilities	¥0	¥0
Other liabilities	6	156
Borrowings	1,106	1,047

Total liabilities	¥1,112	¥1,203

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2023	2024	2025
Revenue:
Commissions	¥279,857	¥364,095	¥407,011
Fees from investment banking	113,208	173,265	212,234
Asset management and portfolio service fees	271,684	310,154	378,196
Net gain on trading	563,269	491,611	580,099
Gain on private equity and debt investments	14,504	11,877	7,634
Interest and dividends	1,114,690	2,620,856	2,927,861
Gain (loss) on investments in equity securities	(1,426)	9,612	444
Other	130,940	175,824	223,264

Total revenue	2,486,726	4,157,294	4,736,743
Interest expense	1,151,149	2,595,294	2,844,258

Net revenue	1,335,577	1,562,000	1,892,485

Non-interest expenses:
Compensation and benefits	605,787	673,523	732,390
Commissions and floor brokerage	119,237	137,328	177,452
Information processing and communications	209,537	217,126	227,018
Occupancy and related depreciation	66,857	68,698	70,166
Business development expenses	22,636	24,236	27,055
Other	162,049	167,239	186,440

Total non-interest expenses	1,186,103	1,288,150	1,420,521

Income before income taxes	149,474	273,850	471,964

Income tax expense	57,798	96,630	124,709

Net income	¥91,676	¥177,220	¥347,255

Less: Net income (loss) attributable to noncontrolling interests	(1,110)	11,357	6,519

Net income attributable to NHI shareholders	¥92,786	¥165,863	¥340,736

	Yen
Per share of common stock:
Basic —
Net income attributable to NHI shareholders per share	¥30.86	¥54.97	¥115.30

Diluted —
Net income attributable to NHI shareholders per share	¥29.74	¥52.69	¥111.03

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2023	2024	2025
Net income	¥91,676	¥177,220	¥347,255
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	107,058	204,507	(35,768)
Deferred income taxes	(145)	(1,161)	(1,569)

Total	106,913	203,346	(37,337)

Defined benefit pension plans:
Pension liability adjustment	16,422	18,475	17,734
Deferred income taxes	(4,793)	(5,813)	(5,327)

Total	11,629	12,662	12,407

Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	—	—	(1,675)
Deferred income taxes	—	—	528

Total	—	—	(1,147)

Own credit adjustments:
Own credit adjustments	95,047	(91,001)	20,636
Deferred income taxes	(22,050)	18,565	(7,978)

Total	72,997	(72,436)	12,658

Total other comprehensive income	191,539	143,572	(13,419)

Comprehensive income	283,215	320,792	333,836
Less: Comprehensive income (loss) attributable to noncontrolling interests	(52)	13,399	5,276

Comprehensive income attributable to NHI shareholders	¥283,267	¥307,393	¥328,560

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2023	2024	2025
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	697,507	707,189	708,785
Stock-based compensation awards	9,411	1,609	(3,929)
Changes in ownership interests in subsidiaries	287	—	36
Changes in an affiliated company’s interests	(16)	(13)	(15)

Balance at end of year	707,189	708,785	704,877

Retained earnings
Balance at beginning of year	1,606,987	1,647,005	1,705,725
Net income attributable to NHI shareholders	92,786	165,863	340,736
Cash dividends	(51,050)	(68,674)	(168,477)
Loss on disposal of treasury stock	(1,718)	(2,364)	(10,605)
Cancellation of treasury stock	—	(36,105)	—

Balance at end of year	1,647,005	1,705,725	1,867,379

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	136,912	242,767	444,071
Net change during the year	105,855	201,304	(36,094)

Balance at end of year	242,767	444,071	407,977

Defined benefit pension plans
Balance at beginning of year	(43,803)	(32,174)	(19,512)
Pension liability adjustment	11,629	12,662	12,407

Balance at end of year	(32,174)	(19,512)	(7,105)

Non-trading debt securities
Balance at beginning of year	—	—	—
Net unrealized loss on non-trading debt securities	—	—	(1,147)

Balance at end of year	—	—	(1,147)

Own credit adjustments
Balance at beginning of year	34,864	107,861	35,425
Own credit adjustments	72,997	(72,436)	12,658

Balance at end of year	107,861	35,425	48,083

Balance at end of year	318,454	459,984	447,808

F-
10

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2023	2024	2025
Common stock held in treasury
Balance at beginning of year	(112,355)	(118,574)	(118,798)
Repurchases of common stock	(24,728)	(61,199)	(58,835)
Sales of common stock	0	0	0
Common stock issued to employees	18,509	24,870	33,955
Cancellation of treasury stock	—	36,105	—

Balance at end of year	(118,574)	(118,798)	(143,678)

Total NHI shareholders’ equity
Balance at end of year	3,148,567	3,350,189	3,470,879

Noncontrolling interests
Balance at beginning of year	58,198	75,575	98,324
Cash dividends	(3,868)	(3,548)	(10,680)
Net income (loss) attributable to noncontrolling interests	(1,110)	11,357	6,519
Accumulated other comprehensive income (loss) attributable to noncontrolling interests Cumulative translation adjustments	1,058	2,042	(1,243)
Transaction between NHI group and noncontrolling interest holders, net	25,956	11,855	(5,370)
Other net change in noncontrolling interests	(4,659)	1,043	22,570

Balance at end of year	75,575	98,324	110,120

Total equity
Balance at end of year	¥3,224,142	¥3,448,513	¥3,580,999

The accompanying notes are an integral part of these consolidated financial statements.

F-
11

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2023	2024	2025
Cash flows from operating activities:
Net income	¥91,676	¥177,220	¥347,255
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	61,424	61,340	61,653
Provision for credit losses	(4,047)	13,910	(1,060)
Stock-based compensation	35,216	35,577	38,578
(Gain) loss on investments in equity securities	1,426	(9,612)	(444)
Gain on investments in subsidiaries and affiliates	(23,889)	(968)	(205)
Equity in earnings of affiliates, net of dividends received	(34,127)	(31,070)	(34,605)
Loss on disposal of office buildings, land, equipment and facilities	344	2,670	2,344
Deferred income taxes	6,137	(312)	11,559
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	170,632	16,465	(144,542)
Trading assets and private equity and debt investments	(1,623,037)	(386,474)	(3,026,277)
Trading liabilities	467,257	(411,843)	574,231
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(590,424)	290,843	1,108,828
Securities borrowed, net of securities loaned	834,438	(324,095)	526,233
Margin loans and receivables	472,811	(276,058)	(179,668)
Payables	(139,417)	709,839	(16,725)
Bonus accrual	(3,319)	26,480	26,496
Accrued income taxes, net	(42,603)	70,892	19,235
Other, net	(375,318)	167,836	8,503

Net cash provided by (used in) operating activities	(694,820)	132,640	(678,611)

Cash flows from investing activities:
Payments for placements of time deposits	(344,117)	(650,562)	(679,945)
Proceeds from redemption or maturity of time deposits	284,705	567,599	572,947
Payments for purchases of office buildings, land, equipment and facilities	(171,165)	(145,784)	(189,971)
Proceeds from sales of office buildings, land, equipment and facilities	63,648	111,954	131,078
Payments for purchases of equity investments	(4,471)	(14,716)	(10,712)
Proceeds from sales of equity investments	52,299	40,497	8,112
Net cash outflows from loans receivable at banks	(84,362)	(112,224)	(129,829)
Payments for purchases or origination of other non-trading loans	(4,702,061)	(4,286,507)	(5,939,225)
Proceeds from sales or repayments of other non-trading loans	4,486,651	3,606,974	5,530,064
Net cash outflows from interbank money market loans	(62)	—	—
Payments for purchases of available-for-sale debt securities	—	—	(113,702)
Proceeds from sales of available-for-sale debt securities	—	—	4,982
Payments for purchases of other non-trading debt securities	(45,910)	(112,438)	(179,032)
Proceeds from sales or maturity of other non-trading debt securities	205,468	135,690	131,200
Acquisitions, net of cash acquired	—	(457)	—
Divestures, net of cash disposed of	16,950	—	8,141
Payments for purchases of investments in affiliated companies	(25,119)	(29,778)	(19,007)
Proceeds from sales of investments in affiliated companies	43,299	900	10,098
Other, net	(8,978)	914	16,154

Net cash used in investing activities	(233,225)	(887,938)	(848,647)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,208,422	3,064,698	4,334,376
Payments for repurchases or maturity of long-term borrowings	(1,115,171)	(2,101,758)	(3,313,452)
Proceeds from issuances of short-term borrowings	2,630,083	1,964,955	1,850,155
Payments for repurchases or maturity of short-term borrowings	(2,694,588)	(1,866,998)	(1,876,894)
Net cash inflows (outflows) from interbank money market borrowings	48,197	(88,288)	130,455
Net cash inflows (outflows) from other secured borrowings	(52,915)	57,311	(23,560)
Net cash inflows from deposits received at banks	328,867	107,532	785,385
Payments for withholding taxes on stock-based compensation	(9,060)	(12,669)	(20,583)
Proceeds from sales of common stock	4	953	1,412
Payments for repurchases of common stock	(24,728)	(61,029)	(59,006)
Payments for cash dividends	(57,262)	(60,164)	(112,541)
Contributions from noncontrolling interests	59,718	69,231	64,549
Distributions to noncontrolling interests	(37,630)	(60,924)	(80,599)

Net cash provided by financing activities	1,283,937	1,012,850	1,679,697

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	148,552	220,618	(26,020)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	504,444	478,170	126,419
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,316,408	3,820,852	4,299,022

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	¥3,820,852	¥4,299,022	¥4,425,441

Supplemental information:
Cash paid during the year for —
Interest	¥1,098,815	¥2,514,801	¥2,879,779

Income tax payments, net	¥94,263	¥26,050	¥93,915

F-
12

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

	Millions of yen
	Year ended March 31
	2023	2024	2025
Cash and cash equivalents reported in Cash and cash equivalents	¥3,820,685	¥4,239,359	¥4,424,462
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	167	59,663	979

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥3,820,852	¥4,299,022	¥4,425,441

Non-cash
—
Total amount of
right-of-use
assets recognized for the years ended March 31, 2023, 2024 and 2025 were ¥36,032 million, ¥29,374 million and ¥29,148 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

F-
13

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
Nomura operates its business through various divisions based on the nature of specific products and services, its main client base and management structure. Nomura reports operating results through three business segments: Wealth Management, Investment Management, and Wholesale. Effective from April 1, 2024, Nomura renamed its Retail Division as the “Wealth Management Division” to reflect the transformation of business model. See Note 21 “
Segment and geographic information
” for further details regarding Nomura’s business segments.
Voluntary change in accounting policy
Effective from April 1, 2024, Nomura has changed its accounting policy in respect of how accounting guidance provided by Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 940
“Financial Services—Brokers and Dealers”
(“ASC 940”) is applied to the Company and its consolidated subsidiaries. Prior to April 1, 2024, Nomura applied ASC 940 on a consolidated basis to all entities included within these consolidated financial statements. Effective from April 1, 2024, the Company and its consolidated subsidiaries that are not registered as a broker-dealer (“non-BD entities”) no longer apply ASC 940.
This accounting policy change is primarily due to a planned expansion of Nomura’s banking and investment management business and is therefore intended to allow certain non-BD entities to prospectively classify purchases of new non-trading debt securities as either held to maturity (“HTM”) or available for sale (“AFS”) as defined in ASC 320 “
Investments—Debt Securities
” (“ASC 320”).
As retrospective application of this accounting policy change is impracticable, since it would require use of hindsight regarding historical accounting matters such as the initial classification of non-trading debt securities, Nomura has applied this new accounting policy prospectively from April 1, 2024.
As part of this accounting policy change, existing loans held for trading purposes and non-trading debt securities held by non-BD entities previously carried at fair value with changes in fair value recognized through earnings on a recurring basis (i.e. FV-NI) through consolidated application of ASC 940 have been elected for the fair value option (“FVO”) permitted by ASC 825 “Financial Instruments” (ASC 825) on April 1, 2024 and therefore continue to be carried at fair value on a recurring basis from such date. A similar election has been made for subsequent new originations or purchases of loans held for trading purposes and for purchases of certain non-trading debt securities by non-BD entities on or after April 1, 2024. Such loans continue to be reported in the consolidated balance sheets within
Trading assets
with changes in fair value reported in the consolidated statements of income within
Revenue—Net gain on trading
. Similarly, non-trading debt securities elected for the FVO continue to be reported in the consolidated balance sheets within
Non-trading debt securities
with changes in fair value reported in the consolidated statements of income within
Revenue—Other
.
Following this accounting policy change, fair value changes of non-trading debt securities purchased on or after April 1, 2024 and classified as HTM or AFS by non-BD entities are not recognized through earnings, unless an impairment loss is recognized.

F-1
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There has not been a material financial impact on these consolidated financial statements on initial adoption of this accounting policy change nor a material financial impact since adoption, namely during the year ended March 31, 2025.
Basis of presentation—
The accounting and financial reporting policies of Nomura are based on accounting principles generally accepted in the United States (“U.S. GAAP”).
These consolidated financial statements include the financial statements of the Company and other entities in which it has a controlling financial interest. Nomura initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under ASC 810 “
Consolidation
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
Other assets
—
Investments in and advances to affiliated companies
or at fair value by electing the FVO permitted by ASC 825 and reported in the consolidated balance sheets within
Trading assets, Private equity and debt investments or Other assets
—
Other
depending on the nature and purpose of the investments. These investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment. Where an other-than-temporary impairment is deemed to exist, the equity method investment is written down to its fair value, which establishes a new carrying value to be used prospectively.
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
Use of estimates—
Nomura uses accounting estimates to prepare these consolidated financial statements and they require difficult, subjective and complex judgments by management. Such estimates determined by management to have a significant/material impact during the periods covered by these consolidated financial statements primarily

F-1
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

relate to estimates regarding the fair value of financial instruments. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on these consolidated financial statements.
Various references are made throughout the notes to these consolidated financial statements where critical accounting estimates based on management judgment have been made, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and how these estimates affect the amounts reported in these consolidated financial statements.
Fair value of financial instruments—
A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of income and/ or the consolidated statements of comprehensive income. Use of a fair value measurement is either specifically required under U.S. GAAP or Nomura makes an election to use a fair value measurement for certain eligible items under the FVO permitted by ASC 825.
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

F-1
6

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
8

“Financing receivables”
for further information including how allowances for current expected credit losses are calculated.
Transfers of financial assets—
Nomura accounts for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset by meeting the following conditions: (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held, and (c) the transferor has not maintained effective control over the transferred asset.
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
Revenue from services provided to customers—
Nomura earns revenue through fees and commissions from providing financial services to customers primarily across all three business divisions. These services primarily include trade execution and clearing, distribution of fund units, financial advisory, underwriting and distribution and asset management services.

F-1
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue is recognized when or as the customer obtains control of the service provided by Nomura which depends on when each of the key distinct substantive promises made by Nomura within the contract with the customer (“performance obligations”) are satisfied. Such performance obligations are generally satisfied at a particularly point in time or, if certain criteria are met, over a period of time.
Revenue from the distribution of fund units and clearing is reported in the consolidated statements of income in
Revenue
—
Commissions,
revenue from asset management services is reported in
Revenue
—
Asset management and portfolio service fees
and revenue from financial advisory, underwriting and distribution is reported in
Revenue
—
Fees from investment banking
.
Costs to obtain or fulfill the underlying contract to provide such financial services to customers are deferred as assets if certain criteria are met. These deferred costs, which are reported in the consolidated balance sheets within
Other assets
, are released to the consolidated statements of income when the related revenue from providing the service is also recognized or earlier, if there is evidence that the costs are not recoverable and therefore impaired.
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

•
The financial assets are derivative assets, other than those formally designated as accounting hedges or certain other non-trading derivative assets entered for specific economic and risk management hedging purposes.

Trading liabilities
primarily comprise short sales of securities and derivative liabilities other than those formally designated as accounting hedges or certain other non-trading derivative liabilities entered into for specific economic and risk management hedging purposes, which are recognized on the consolidated balance sheets on a trade date basis. Trading assets and liabilities are carried at fair value and changes in fair value are generally reported within
Revenue
—
Net gain on trading
in the consolidated statements of income.
Certain short sales of securities of trading liabilities are held to economically hedge the price risk of specific investments in equity securities held for operating purposes. Changes in fair value of these trading liabilities are reported in the consolidated statements of income within
Revenue—Gain (loss) on investments in equity securities
.
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

F-1
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reverse repurchase and repurchase agreements principally involve the buying or selling of securities under agreements with clients to resell or repurchase these securities to or from those clients, respectively. These transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recognized in the consolidated balance sheets at the amount for which the securities were originally acquired or sold. Certain reverse repurchase and repurchase agreements are carried at fair value on a recurring basis through election of the FVO.
Nomura also enters into Japanese repo transactions (“Gensaki Repo”) which are the standard type of repurchase agreement used in Japanese financial markets. These transactions contain margin requirements, substitution rights, and certain restrictions on the client’s right to sell or repledge the transferred securities and are accounted for as collateralized agreements or collateralized financing transactions and are recognized on the consolidated balance sheets at the amount that the securities were originally acquired or sold.
Securities borrowing and lending transactions are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. These transactions are generally cash collateralized and are recognized on the consolidated balance sheets at the amount of cash collateral advanced or received, unless they are carried at fair value on a recurring basis through election of the FVO. Allowances for current expected credit losses recognized against securities borrowing transactions are not significant due to the ongoing monitoring of collateral and the short expected life of these transactions. Where Nomura receives securities rather than cash in a securities lending transaction and such securities can be sold or pledged as collateral, Nomura recognizes the securities received at fair value which are reported in the consolidated balance sheets within
Other assets
—
Other
and the obligation to return those securities as a liability within
Other liabilities.
See Note
8

“Financing receivables”
for further information including how allowances for current expected credit losses under ASC 326 are determined.
Offsetting of collateralized agreements and collateralized financings
Reverse repurchase agreements and repurchase agreements accounted for as collateralized agreements and collateralized financing transactions respectively, entered into with the same counterparty and documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC
210-20
“
Balance Sheet
—
Offsetting
” (“ASC
210-20”)
are met. These criteria primarily relate to the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out
and offsetting rights under the master netting agreement. Similarly, securities borrowing and lending transactions accounted for as collateralized agreements and collateralized financing transactions respectively, entered into with the same counterparty and documented under a master netting agreement are also offset in the consolidated balance sheets where the specific criteria defined by ASC
210-20
are met.
Other secured borrowings
primarily consist of secured borrowings from financial institutions and central banks in the inter-bank money market, and are carried at contractual amounts due.
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

F-1
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All Nomura-owned assets pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically in the consolidated balance sheets as assets pledged within
Trading assets
.
See Note 5
“Collateralized transactions”
for further information.
Derivatives—
Nomura uses a variety of derivatives, including futures, forwards, swaps and options, for both trading and non-trading
purposes. Freestanding financial instruments which meet the accounting definition of derivatives are carried at fair value in the consolidated balance sheets Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within
Short-term borrowings
or
Long-term borrowings
depending on the maturity of the underlying host contract. Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.
Derivatives used for trading purposes
Derivatives used for trading purposes, including bifurcated embedded derivatives, are carried at fair value in the consolidated balance sheets and reported within
Trading assets or Trading liabilities
depending on whether fair value at the balance sheet date is positive or negative, respectively. Changes in fair value reported in the consolidated statements of income within
Revenue
—
Net gain on trading
.
Derivatives held for
non-trading
purposes
In addition to its trading activities, Nomura uses derivatives for non-trading purposes such as to manage certain risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Derivatives held for non-trading
purposes include derivatives formally designated as fair value or net investment hedges under ASC 815 “
Derivatives and Hedging
” (“ASC 815”) as well as certain other derivatives designated as economic and risk management hedges as follows:

•
Fair value hedges—
Nomura designates certain derivative as fair value hedges of interest rate risk and foreign exchange risk arising from specific financial liabilities and foreign currency denominated non-trading
debt securities, respectively. These derivatives are highly effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged financial assets and liabilities through the consolidated statements of income within
Interest expense
and
Revenue
—
Other
, respectively.

•
Net investment hedges—
Nomura designates certain derivatives as hedges of the net investment in foreign operations related to specific subsidiaries or branches with functional currencies other than the Japanese Yen. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within
Revenue
—
Net gain on trading
. All other movements in fair value of highly effective net investment hedging derivatives are reported through
Shareholders’
equity within
Accumulated other comprehensive income (loss)
.

F-
20

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•
Economic and risk management hedges—
Nomura designates certain derivatives as economic and risk management hedges to manage equity price risk, interest rate risk or foreign currency risk of certain specific financial assets and liabilities as well as certain expenses arising from forecasted transactions or firm commitments. Changes in fair value of these derivatives are reported in the same line item in the consolidated statements of income where gains, losses or expenses arising from the hedged transactions are reported.

Although these are non-trading derivatives, such recognized derivative assets and liabilities are currently reported in the consolidated balance sheets within
Trading assets
and
Trading liabilities
respectively, as such amounts are not significant.
Offsetting of derivatives
Derivative assets and liabilities entered into with the same counterparty documented under a legally enforceable master netting agreement and the related cash collateral receivables and payables are presented on a net basis in the consolidated balance sheets where the specific criteria defined by ASC
210-20
and ASC 815 are met.
Settlement-to-market
derivatives
Exchange traded and centrally cleared OTC derivatives typically involve daily variation margin payments and receipts which reflect changes in the fair value of the related derivatives. Such variation margin amounts are accounted for as either a partial settlement of the derivative or as a separate cash collateral receivable or payable depending on the legal arrangement with the relevant central clearing counterparty.
See Note 3 “
Derivatives and hedging activities
” for further information.
Loans receivable—
Loans receivable are loans held for non-trading purposes, namely those which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value on a recurring basis through election of the FVO or at amortized cost.
Loans receivable carried at fair value
Certain loans which are risk managed on a fair value basis are carried at fair value on a recurring basis through election of the FVO. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at fair value on a recurring basis are reported in
Revenue—Net gain on trading
within the consolidated statements of income. Interest earned on loans receivable carried at fair value on a recurring basis is recognized in
Revenue — Interest and dividends
within the consolidated statements of income.
Loans receivable carried at amortized cost
Loans receivable which are not carried at fair value on a recurring basis through election of the FVO are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and direct costs, unamortized premiums or discounts on purchased loans and after deducting applicable allowances for current expected credit losses under ASC 326. Interest income, including net loan origination fees, is recognized using the interest method and reported in
Revenue—Interest and dividends
within the consolidated statements of income.

F-
21

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Modifications of loans from debtors experiencing financial difficulty
Prior to April 1, 2023, modifications of loans where the borrower was deemed to be in financial difficulty and Nomura granted, or expected to grant, a financial concession that Nomura would not otherwise consider were accounted for as troubled debt restructurings (“TDRs”). The specific accounting for TDRs was eliminated by ASU
2022-02
“
Financial instruments—Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures
” which NHI adopted effective from April 1, 2023.
See Note
8
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
8
 “
Financing receivables”
for further information including how allowances for current expected credit losses under ASC 326 are determined.
Loan commitments—
Unfunded loan commitments written by Nomura are accounted for as either off-balance
sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the FVO.
These loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or elected for the FVO, the loan commitment is also generally carried at fair value, with changes in fair value reported in the consolidated statements of income within
Revenue
—
Net gain on trading
. Loan commitment fees integral to the loan commitment are recognized as part of the fair value of the commitment.
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
See Note 8
“Financing receivables”
for further information including how allowances for current expected credit losses under ASC 326 are determined.
Non-trading investments
Prior to April 1, 2024, all debt securities and equity investments which are not held for trading purposes were recognized on the consolidated balance sheets on a trade date basis and were generally carried at fair value

F-
22

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on a recurring basis with any changes in fair value reported in the consolidated statements of income within
Revenue
—
Gain (loss) on investments in equity securities
or
Revenue
—
Other
through consolidated application of ASC 940.
Following the voluntary change in accounting policy effective from April 1, 2024 described above, non-BD entities within the Nomura group are now also permitted to classify non-trading debt securities purchased on or after April 1, 2024 as AFS debt securities or HTM debt securities in accordance with ASC 320.
AFS debt securities
AFS debt securities are non-trading debt securities held by non-BD entities which have not been designated as HTM debt securities nor which have been elected to be carried at fair value through earnings through election of the FVO.
AFS debt securities and accrued interest arising from these securities are reported in the consolidated balance sheets within
Non-trading debt securities
and
Receivables from other than customers
, respectively. AFS debt securities are carried at fair value, with any changes in fair value reported in the consolidated statements of comprehensive income, net of applicable income taxes within
Other comprehensive income (loss)
. Interest income, including amortization of premiums and accretion of discounts, is recognized using the interest method over the life of the AFS debt security and reported in the consolidated statements of income within
Interest and dividends
.
Nomura evaluates each AFS debt security for impairment at each interim and annual balance sheet date when its fair value declines below its amortized cost and therefore the AFS debt security is in an unrealized loss position. If Nomura has the intention to sell the AFS security in an unrealized loss position, or if it is more likely than not that Nomura will be required to sell the security before recovery of its amortized cost, the AFS debt security is written down to its fair value through
Non-interest expenses
—
Other
in the consolidated statements of income.
AFS debt securities which are in an unrealized loss position that Nomura neither has the intention to sell nor a more likely than not requirement to sell are evaluated to determine whether the decline in fair value below its amortized cost has resulted from a credit loss or is due to other factors. Nomura considers various qualitative factors in such determination, including the financial condition of the issuer and any adverse conditions related to industry or geographic area of the issuer, failure of interest and principal payments by the issuer, current status and any changes in rating and credit enhancement. If the AFS debt security fails any of these qualitative criteria, Nomura calculates an allowance for current expected credit losses using a discounted cash flow analysis to determine if all or portion of the unrealized loss is a result of such expected credit losses which is recognized in the consolidated statements of income within
Non-interest expenses
—
Other
. Any residual amount of the unrealized loss which is not due to expected credit losses continues to be recognized within
Other comprehensive income (loss)
.
Nomura does not recognize any allowances for current expected credit losses against accrued interest receivable amounts arising from AFS debt securities since Nomura policy is to write off the receivable by reversing accrued interest when it is determined that the accrued interest receivable is uncollectible.
Any realized gains or losses arising on the sale of or transfer of an AFS debt security recognized in
Accumulated other comprehensive income
(loss)
are reclassified to in the consolidated statements of income within
Revenue—Other
at the point of sale. Nomura uses the moving average method when determining the cost of the AFS debt security for this purpose.

F-
23

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

HTM debt securities
HTM debt securities are non-trading debt securities held by non-BD entities which are specifically designated as HTM debt securities on the basis that the non-BD entity has both the ability and the intent to hold the securities until maturity.
HTM debt securities and accrued interest arising from these securities are reported in
Non-trading debt securities
and
Receivables from other than customers
in the consolidated balance sheets, respectively.
HTM debt securities are carried at amortized cost less an appropriate allowance for current expected credit losses typically determined and calculated in the same way as for loans also carried at amortized cost. Interest on HTM debt securities, including amortization of premiums and accretion of discounts, is recognized using the interest method and reported in the consolidated statements of income within
Interest and dividends
. Realized gains and losses from permitted sales or other dispositions of HTM debt securities are determined using the specific identification method and reported within
Revenue
—
Other
in the consolidated statements of income.
Other non-trading debt securities
Other non-trading debt securities consist of all debt securities held by BD entities for non-trading purposes which are mandatorily carried at fair value on a recurring basis through application of ASC 940 and debt securities held by non-BD entities for non-trading purposes which are elected to be carried at fair value on a recurring basis through election of the FVO. Other non-trading debt securities and accrued interest arising from these securities are reported in the consolidated balance sheets within
Non-trading debt securities
and
Receivables from other than customers
, respectively. Interest on other non-trading debt securities is recognized on an accrual basis and reported in
Revenue—Interest and dividends
in the consolidated statements of income.
Equity investments held for non-trading purposes
Equity investments held for non-trading purposes are equity securities and similar instruments in which Nomura has neither control nor significant influence held by both BD and non-BD entities which are not held for trading purposes. The investments include private equity investments, investments in exchanges and settlement systems and equity investments held for operating purposes, namely minority equity investments in unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships. Equity investments held for non-trading purposes and accrued dividends receivable arising from these equity investments are reported in the consolidated balance sheets within
Trading assets and private equity and debt investments—Private equity and debt investments
,
Other assets—Investments in equity securities
,
Other assets—Other
depending on the nature of the underlying equity investment.
Equity investments held for non-trading purposes by BD and non-BD entities are mandatorily carried at fair value on a recurring basis through application of ASC 940 and ASC 321
“Investments—Equity Investments”
(“ASC 321”), respectively. Unrealized and realized gains and losses are reported in the consolidated statements of income within
Revenue—Gain on private equity and debt investments
,
Revenue—Gain (loss) on investments in equity securities
or
Revenue—Other
depending on the nature of the underlying equity investment. Dividend income is recognized when Nomura’s right to receive the dividend is established and is reported in the consolidated statements of income within
Revenue—Interest and dividends
.
Certain equity investments held for non-trading purposes by non-BD entities which do not have readily determinable fair values reported in the consolidated balance sheets within
Other assets
—
Investments in equity

F-2
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities
or
Other assets
—
Other
have been elected for the fair value measurement alternative permitted by ASC 321 during the year ended March 31, 2025. Under the fair value measurement alternative which is applied on an instrument-by-instrument basis, equity investments are carried at cost plus or minus changes resulting from subsequent observable price changes in qualifying orderly transactions for the identical or similar equity instruments of the same issuer. Any such adjustments are recognized in the consolidated statements of income within
Revenue
—
Gain (loss) on investments in equity securities
and
Revenue
—
Other
.
An equity investment elected for the fair value measurement alternative is qualitatively assessed for impairment at each interim and annual balance sheet date. An equity investment is deemed impaired if its estimated fair value is less than its carrying value, namely either the initial cost of the equity investment or the current adjusted carrying value as a result of an observable price change and prior impairments. Where an equity investment elected for the fair value measurement alternative is deemed impaired, an impairment loss is calculated as the difference between the estimated fair value and the carrying value which is recognized in the consolidated statements of income within
Revenue-Gain (loss) on investments in equity securities
and
Revenue—Other
.
Payables and deposits—
Payables to customers
include amounts payable on client securities transactions and are generally measured at contractual amounts due.
Payables to other than customers
include payables to brokers and dealers for
failed-to-receive
securities, cash collateral payable for derivative transactions, certain collateralized agreements and financing transactions and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due unless the FVO is elected.
Deposits received at banks
represent amounts held on deposit within banking subsidiaries and are carried at contractual amounts due or carried at fair value on a recurring basis through election of the FVO. The majority of deposits received at banks
consist of interest-bearing deposits. Time deposits with a maturity exceeding one year as of March 31, 2024 and 2025 were ¥242,977 million and ¥408,776 million, respectively.
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

F-2
5

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
The estimated useful lives for significant asset classes are as follows:

Office buildings	3 to 50 years
Equipment and facilities	3 to 20 years
Software	3 to 5 years
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
See Note
9
 “
Leases
” for further information.
Short-term and long-term borrowings—
Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain substantive features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date, provided exercise of such features are not considered to be remote. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, all structured notes and certain secured financing transactions are carried at fair value on a recurring basis through election of the FVO. Other short and long-term borrowings are carried at amortized cost or at fair value on a recurring basis through election of the FVO.
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
All structured notes and certain structured borrowings issued by Nomura are carried at fair value on a recurring basis through election of the FVO. This blanket election for structured notes and certain structured borrowings are made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

F-2
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the fair value of structured notes elected for the FVO are reported in the consolidated statements of income within
Revenue
—
Net gain on trading
, except for those changes attributable to Nomura’s own creditworthiness which are reported in the consolidated statements of comprehensive income, net of applicable income taxes within
Other comprehensive income (loss)
.
See Note 1
1
 “
Borrowings
” for further information.
Income taxes—
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
Deferred tax assets and deferred tax liabilities that relate to the same tax-paying
component within a particular tax jurisdiction are offset in the consolidated balance sheets. Net deferred tax assets and net deferred tax liabilities are reported in the consolidated balance sheets within
Other assets
—
Other
and
Other liabilities
respectively.
Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, technical merits that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each reporting period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.
Nomura reports income
tax-related
interest and penalties in the consolidated statements of income within
Income tax expense
.
See Note 1
5
 “
Income taxes
” for further information.
Stock-based and other compensation awards—
Stock-based awards issued by Nomura to senior management and other employees are classified as either equity or liability awards depending on the terms of the award.
Stock-based awards such as Stock Acquisition Rights (“SARs”) and Restricted Stock Units (“RSUs”) which are expected to be settled by the delivery of the NHI Shares are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.
Stock-based awards such as Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”) which are expected to be settled in cash are classified as liability awards. Liability awards are remeasured to fair value at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount.
For both equity and liability awards, fair value is determined either by using option pricing models, the market price of NHI Shares or the price of the third party index, as appropriate. Compensation cost is recognized

F-2
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the consolidated statements of income over the requisite service period, which generally is equal to the contractual vesting period. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.

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
See Note 1
4
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
2
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
Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not (i.e., greater than 50% likelihood) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. A goodwill impairment loss is recognized through the consolidated statements of income as the excess of the carrying amount of a reporting unit, including goodwill, over its fair value but limited to the total amount of goodwill allocated to the reporting unit. Intangible assets not subject to amortization (“indefinite-lived intangible assets”) are generally tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Similar to goodwill, Nomura tests an indefinite-lived intangible asset by initially qualitatively assessing whether events or circumstances indicate that it is more likely than not that the fair value of the intangible asset is less

F-2
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the intangible asset is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the intangible asset is below its carrying value, the current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value.
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
1
0 “
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
See Note 1
3
 “
Employee benefit plans
” for further information.

F-2
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting pronouncements adopted during the current year—
The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted since April 1, 2024, the date of adoption by Nomura and whether the new accounting pronouncement has had a material financial impact on these consolidated financial statements on adoption or prospectively since adoption:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2022-03 “Fair value measurement ( Topic 820)”
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
		Nomura adopted the amendments prospectively from April 1, 2024.	No material financial impact on initial adoption or since adoption. See Note 2. “ Fair value measurement ” for related new disclosures.

ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ”
•  Enhances segment reporting by introducing incremental interim and annual disclosure requirements for more disaggregated expense information about a public entity’s reportable segments and expanding frequency of existing segment disclosures.

•  Requires annual disclosures of information about the chief operating decision maker.

•  Clarifies circumstances where disclosure of more than one measure of a segment’s profit or loss are permitted.
		Nomura adopted the amendments retrospectively from March 31, 2025.	No material financial impact on initial adoption or since adoption. See Note 21. “ Segment and geographic information ” for related new disclosures.

F-
30

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future accounting developments—
The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2025, the expected date of adoption by Nomura and whether the new accounting pronouncement is expected to have a material financial impact on these consolidated financial statements on initial adoption or prospectively after adoption:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2023-08 “Intangibles— Goodwill and Other— Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets”
•  Requires all in-scope crypto assets be subsequently measured at fair value at each reporting period through earnings.

•  Presentation of in-scope crypto assets in the financial statements to be shown separately from other intangible assets.

•  Introduces new disclosure requirements for in-scope crypto assets applicable to all entities.
		Nomura will adopt the amendments based on a modified retrospective approach from April 1, 2025.	No material financial impact expected.

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
		Nomura will adopt the amendments prospectively for the year ending March 31, 2026.	No material financial impact expected.

ASU 2024-03
“Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”,
as amended by ASU 2025-01
“Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date”
	• Requires additional annual and interim disclosures about specific types of expenses presented in the consolidated statements of income.	Nomura currently plans to initially adopt the amendments to the annual and interim disclosures prospectively in the financial statements for the year ending March 31, 2028 and March 31, 2029 respectively.	Nomura is evaluating the potential impact on these consolidated financial statements but do not expect material financial impact at this stage.
2. Fair value measurements:
The fair value of financial instruments
A significant amount of Nomura’s financial instruments is carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within
Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements
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

F-
31

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments carried at fair value on a recurring basis as of March 31, 2024 and 2025 within the fair value hierarchy.

	Billions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2024
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,931	¥1,353	¥8	¥—	¥4,292
Private equity and debt investments (5)	—	3	80	—	83
Japanese government securities	1,919	—	—	—	1,919
Japanese agency and municipal securities	—	182	0	—	182
Foreign government, agency and municipal securities	3,677	2,450	3	—	6,130
Bank and corporate debt securities and loans for trading purposes	—	1,543	173	—	1,716
Commercial mortgage-backed securities (“CMBS”)	—	9	0	—	9
Residential mortgage-backed securities (“RMBS”)	—	3,071	35	—	3,106
Issued/Guaranteed by government sponsored entity	—	2,923	—	—	2,923
Other	—	148	35	—	183
Real estate-backed securities	—	37	122	—	159
Collateralized debt obligations (“CDOs”) and other (6)	—	35	46	—	81
Investment trust funds and other	393	1	3	—	397

Total trading assets and private equity and debt investments	8,920	8,684	470	—	18,074

Derivative assets (7)
Equity contracts	2	3,228	9	—	3,239
Interest rate contracts	17	12,766	146	—	12,929
Credit contracts	1	236	47	—	284
Foreign exchange contracts	1	4,836	47	—	4,884
Other contracts	1	2	—	—	3
Netting	—	—	—	(19,815)	(19,815)

Total derivative assets	22	21,068	249	(19,815)	1,524

Subtotal	¥8,942	¥29,752	¥719	¥(19,815)	¥19,598

Loans and receivables (8)	2	1,808	291	—	2,101
Collateralized agreements (9)	—	454	12	—	466
Other assets (2)
Non-trading debt securities (10)	112	202	21	—	335
Other (3)(4)	371	59	253	—	683

Total	¥9,427	¥32,275	¥1,296	¥(19,815)	¥23,183

Liabilities:
Trading liabilities
Equities	¥2,597	¥28	¥0	¥—	¥2,625
Japanese government securities	2,098	—	—	—	2,098
Japanese agency and municipal securities	—	6	—	—	6
Foreign government, agency and municipal securities	3,206	645	—	—	3,851
Bank and corporate debt securities	—	175	1	—	176
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	188	—	0	—	188

Total trading liabilities	8,089	854	1	—	8,944

Derivative liabilities (7)
Equity contracts	3	3,820	4	—	3,827
Interest rate contracts	18	12,102	114	—	12,234
Credit contracts	0	290	93	—	383
Foreign exchange contracts	0	4,620	44	—	4,664
Other contracts	0	5	—	—	5
Netting	—	—	—	(19,166)	(19,166)

Total derivative liabilities	21	20,837	255	(19,166)	1,947

Subtotal	¥8,110	¥21,691	¥256	¥(19,166)	¥10,891

Short-term borrowings (12)	¥—	¥628	¥23	¥—	¥651
Payables and deposits (13)(14)	—	168	15	—	183
Collateralized financing (9)	—	978	—	—	978
Long-term borrowings (12)(15)(16)	22	5,627	474	—	6,123
Other liabilities (17)	283	66	44	—	393

Total	¥8,415	¥29,158	¥812	¥(19,166)	¥19,219

F-3
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2025
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2025
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,807	¥1,661	¥21	¥—	¥4,489
Private equity and debt investments (5)	0	2	103	—	105
Japanese government securities	2,674	—	—	—	2,674
Japanese agency and municipal securities	—	222	0	—	222
Foreign government, agency and municipal securities	4,402	2,346	6	—	6,754
Bank and corporate debt securities and loans for trading purposes	—	1,762	181	—	1,943
Commercial mortgage-backed securities (“CMBS”)	—	2	10	—	12
Residential mortgage-backed securities (“RMBS”)	—	3,335	48	—	3,383
Issued/Guaranteed by government sponsored entity	—	3,204	—	—	3,204
Other	—	131	48	—	179
Real estate-backed securities	—	137	207	—	344
Collateralized debt obligations (“CDOs”) and other (6)	—	35	42	—	77
Investment trust funds and other	470	7	3	—	480

Total trading assets and private equity and debt investments	10,353	9,509	621	—	20,483

Derivative assets (7)
Equity contracts	14	2,541	17	—	2,572
Interest rate contracts	22	12,306	100	—	12,428
Credit contracts	1	240	63	—	304
Foreign exchange contracts	0	4,330	33	—	4,363
Other contracts	3	5	3	—	11
Netting	—	—	—	(17,711)	(17,711)

Total derivative assets	40	19,422	216	(17,711)	1,967

Subtotal	¥10,393	¥28,931	¥837	¥(17,711)	¥22,450

Loans and receivables (8)	—	1,795	448	—	2,243
Collateralized agreements (9)	—	344	15	—	359
Other assets (2)
Non-trading debt securities (10)	116	352	17	—	485
Other (3)(4)(11)	211	259	275	—	745

Total	¥10,720	¥31,681	¥1,592	¥(17,711)	¥26,282

Liabilities:
Trading liabilities
Equities	¥2,757	¥18	¥1	¥—	¥2,776
Japanese government securities	2,569	—	—	—	2,569
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	2,828	754	—	—	3,582
Bank and corporate debt securities	—	217	0	—	217
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	249	2	0	—	251

Total trading liabilities	8,403	993	1	—	9,397

Derivative liabilities (7)
Equity contracts	5	3,048	16	—	3,069
Interest rate contracts	31	11,523	94	—	11,648
Credit contracts	1	282	99	—	382
Foreign exchange contracts	—	4,148	46	—	4,194
Other contracts	1	42	7	—	50
Netting	—	—	—	(17,361)	(17,361)

Total derivative liabilities	38	19,043	262	(17,361)	1,982

Subtotal	¥8,441	¥20,036	¥263	¥(17,361)	¥11,379

Short-term borrowings (12)	¥—	¥595	¥36	¥—	¥631
Payables and deposits (13)(14)	—	311	14	—	325
Collateralized financing (9)	—	704	—	—	704
Long-term borrowings (12)(15)(16)	10	6,428	477	—	6,915
Other liabilities (17)	132	265	65	—	462

Total	¥8,583	¥28,339	¥855	¥(17,361)	¥20,416

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives assets or liabilities.

F-3
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
Investments that are carried at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2024 and March 31, 2025, the fair values of these investments which are included in
Trading assets and private equity and debt investments
were ¥59 billion and ¥73 billion, respectively. As of March 31, 2024 and March 31, 2025, the fair values of these investments which are included in
Other assets
 were ¥3 billion and
¥3

billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the FVO.
(4)
Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of ¥78,708 million and ¥26,380 million, respectively, as of March 31, 2024 and ¥72,184 million and ¥26,217 million, respectively, as of March 31, 2025.

(5)
Private equity and debt investments
include minority private equity and venture capital equity investments and other junior debt investments such as mezzanine debt held for non-trading
purposes, and
post-IPO
investments. These investments also include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the FVO.

(6)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(7)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(8)	Includes loans and receivables for which the fair value option has been elected.
(9)	Includes collateralized agreements or collateralized financing for which the FVO has been elected.
(10)	Includes non-trading debt securities for which the FVO has been elected and AFS debt securities.
(11)	Includes non-financial assets carried at fair value on a recurring basis using similar valuation methodologies to those used for financial instruments.
(12)	Includes structured notes for which the FVO has been elected.
(13)	Includes deposits received at banks for which the FVO has been elected.
(14)
Includes embedded derivatives bifurcated from deposits received at banks. Deposits are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(15)
Includes embedded derivatives bifurcated from issued structured notes. Structured notes are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets

(16)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(17)	Includes loan commitments for which the FVO has been elected.
Valuation techniques by major class of financial instrument
The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.
Equities
and equity securities reported within
Other assets
—
Equities and equity securities reported within
Other assets
include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market
prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. While rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2024 and 2025, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.
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

F-3
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
—
Structured notes are debt securities issued by Nomura or by consolidated VIEs which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).
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
Quantitative and qualitative information regarding significant unobservable valuation inputs
The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2024 and 2025. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	March 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥8	DCF	Liquidity discounts	75 .0%	75 .0%	Lower fair value	Not applicable

Private equity and debt investments	80	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5 – 17 .0% 0.0 – 2 .0% 7.9 – 11 .0% 5 .0 – 30 . 0%	9.2% 0.6% 9.6% 15.2%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios	3.4 – 12 .0 x	9.2 x	Higher fair value	No predictable interrelationship
			PE Ratios	11.9 – 28.7 x	16 .0 x	Higher fair value
			Liquidity discounts	5 .0 – 20 .0%	10 .0%	Lower fair value

Foreign government, agency and municipal securities	3	DCF	Credit spreads Recovery rates	0.0 – 1.3% 0.5 – 12 .0%	0.6% 1.7%	Lower fair value Higher fair value	No predictable interrelationship

F-
42

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Bank and corporate debt securities and loans for trading purposes	173	DCF	Credit spreads Recovery rates	0.0 – 29.2% 0.0 – 100 .0%	6.6% 74.7%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	35	DCF	Yields Prepayment rates Loss severities	18.3 – 41.9% 12 .0 – 15 .0% 0.0 – 100 .0%	30.9% 13.4% 68.3%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	122	DCF	Loss severities	0.0 – 26.1%	3.5%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	46	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	5.5 – 50.4% 20 .0% 2 .0% 0.0 – 100 .0% 0.0 – 0.1%	12.4% 20 .0% 2 .0% 37.6% 0.0%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	3	DCF	Liquidity discounts	0.0 – 3.9%	2.7%	Lower fair value	Not applicable

Derivatives, net:
Equity contracts	¥5	Option models	Dividend yield Volatilities Correlations	0.0 – 11.6% 4.4 – 140.8% (0.95) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	32	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.6 – 4.5% 10.1 – 13.6% 24.3 – 401.5 bp (1 .00) – 1 .00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(46)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 21 .0% 15 .0 – 100 .0% 35 .0 – 47.9% 0.24 – 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	3	Option models	Volatilities Correlations	6.5 – 18.9% 0.21 – 0.70	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	291	DCF	Credit spreads Recovery rates	0.0 – 33.6% 42.1 – 100 .0%	8.1% 90.3%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	12	DCF	Repo rate	3.1%	3.1%	Lower fair value	Not applicable

F-
43

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Other assets
Non-trading debt securities	21	DCF	Credit spreads	4.8 – 6.3%	5.0%	Lower fair value	Not applicable

Other (7)	253	DCF	WACC Growth rates	11.1% 3.0%	11.1% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.2 – 6.9 x 7.9 – 35.9 x 0.4 – 1.5 x 25.0 – 30.0%	5.2 x 13.6 x 0.9 x 29.7%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	23	DCF/ option models	Volatilities Correlations	5.0 – 63.8% (0.83) – 0.97	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	15	DCF/ option models	Volatilities Correlations	10.3 – 11.0% 0.40 – 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	474	DCF	Loss severities	17.9 – 99.3%	95.6%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	5.0 – 63.8% 37.8 – 97.6 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	44	DCF	Recovery rates	40.0 – 94.0%	85.5%	Higher fair value	Not applicable

	March 31, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments Equities	¥21	DCF/ Option models	Credit spreads	2.5%	2.5%	Lower fair value	Not applicable

Private equity and debt investments	103	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.8 – 17.3% 0.0 – 2.0% 7.9 – 11.0% 5.0 – 30.0%	11.6% 1.2% 9.4% 16.0%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios	7.8 – 16.2x	10.0x	Higher fair value	No predictable interrelationship
			PE Ratios	10.6 – 28.4x	15.2x	Higher fair value
			Liquidity discounts	5.0 – 20.0%	9.6%	Lower fair value

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Foreign government, agency and municipal securities	6	DCF	Credit spreads Recovery rates	0.0 – 2.4% 3.4 – 18.0%	1.1% 14.4%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	181	DCF	Credit spreads Recovery rates	0.0 – 227.0% 0.0 – 100.0%	14.3% 79.8%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage-backed securities (“CMBS”)	10	DCF	Yields Loss severities	21.1% 65.0%	21.1% 65.0%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage- backed securities (“RMBS”)	48	DCF	Yields Prepayment rates Loss severities	21.5 – 62.2% 12.0 – 15.0% 0.0 – 100.0%	41.6% 13.5% 50.4%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	207	DCF	Loss severities	0.0 – 16.9%	2.3%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	42	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	4.0 – 50.0% 20.0% 2.0% 62.9 – 100.0% 0.1 – 16.9%	13.6% 20.0% 2.0% 87.7% 4.7%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	3	DCF	Liquidity discounts	1.5 – 2.9%	2.1%	Lower fair value	Not applicable

Derivatives, net:
Equity contracts	¥1	Option models	Dividend yield Volatilities Correlations	0.0 – 16.6% 3.5 – 99.4% (0.85) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	6	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.9 – 4.5% 9.8 – 13.3% 41.0 – 261.7 bp (1.00) – 0.99	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(36)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 132.2% 1.0 – 90.0% 45.9 – 51.9% 0.00 – 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Foreign exchange contracts	(13)	Option models	Volatilities Correlations	1.6 – 18.8% 0.29 – 0.70	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	448	DCF	Credit spreads Recovery rates	0.0 – 193.2% 66.7 – 100.0%	9.9% 95.1%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	15	DCF	Repo rate	6.4%	6.4%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	17	DCF	Credit spreads	5.2 – 14.4%	7.3%	Lower fair value	Not applicable

Other (7)(8)	275	DCF	WACC Growth rates	10.6% 3.0%	10.6% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	Liquidity discounts	25.0%	25.0%	Lower fair value	Not applicable

Liabilities:
Short-term borrowings	36	DCF/ option models	Volatilities Correlations	5.0 – 51.5% (0.72) – 0.96	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	14	DCF/ option models	Volatilities Correlations	9.8 – 10.6% 0.40 – 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	477	DCF	Loss severities	12.7 – 99.5%	79.8%	Lower fair value	Not applicable

		DCF/ option models	Volatilities	5.0 – 51.5%	—	Higher fair value	No predictable interrelationship
			Volatilities Correlations	44.1 – 67.9 bp (1.00) – 0.99	— —	Higher fair value Higher fair value

Other liabilities	65	DCF	Credit spreads Recovery rates	0.8 – 7.1% 91.0 – 99.5%	1.0% 93.8%	Lower fair value Higher fair value	No predictable interrelationship

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

(7)	Valuation techniques and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.
(8)	Includes non-financial assets carried at fair value on a recurring basis.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Qualitative discussion of the ranges of significant unobservable valuation inputs
The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for certain categories of financial instruments classified in Level 3.
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

F-4
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.
Movements in Level 3 financial instruments
The following tables present gains and losses as well as increases and decreases of financial instruments carried at fair value on a recurring basis which Nomura classified in Level 3 of the fair value hierarchy for the years ended March 31, 2024 and 2025. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.
For the years ended March 31, 2024 and 2025, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

		Billions of yen
		Year ended March 31, 2024
	Balance as of April 1, 2023	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)(6)	Balance as of March 31, 2024
Assets:
Trading assets and private equity and debt investments
Equities	¥4	¥0	¥—	¥28	¥(21)	¥—	¥1	¥3	¥(7)	¥8
Private equity and debt investments	52	12	—	18	(3)	—	1	—	—	80
Japanese agency and municipal securities	2	—	—	—	0	—	—	—	(2)	0
Foreign government, agency and municipal securities	8	1	—	5	(8)	—	0	3	(6)	3
Bank and corporate debt securities and loans for trading purposes	258	(2)	—	322	(410)	—	23	45	(63)	173
Commercial mortgage-backed securities (“CMBS”)	0	0	—	0	0	—	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	8	0	—	34	(8)	—	1	—	0	35
Real estate-backed securities	95	(1)	—	241	(227)	—	14	—	—	122
Collateralized debt obligations (“CDOs”) and other	28	(2)	—	124	(102)	—	2	0	(4)	46
Investment trust funds and other	2	0	—	48	(47)	—	0	—	0	3

Total trading assets and private equity and debt investments	457	8	—	820	(826)	—	42	51	(82)	470

Derivatives, net (3)
Equity contracts	6	(1)	—	—	—	(4)	1	4	(1)	5
Interest rate contracts	11	(5)	—	—	—	(5)	3	(21)	49	32
Credit contracts	(32)	(3)	—	—	—	6	(4)	(5)	(8)	(46)
Foreign exchange contracts	19	(12)	—	—	—	(5)	3	1	(3)	3

Total derivatives, net	4	(21)	—	—	—	(8)	3	(21)	37	(6)

Subtotal	¥461	¥(13)	¥—	¥820	¥(826)	¥(8)	¥45	¥30	¥(45)	¥464

Loans and receivables	¥191	¥23	¥—	¥142	¥(118)	¥—	¥28	¥69	¥(44)	¥291
Collateralized agreements	17	1	—	—	(8)	—	2	—	—	12

F-4
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2024
	Balance as of April 1, 2023	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)(6)	Balance as of March 31, 2024
Other assets
Non-trading debt securities	3	1	—	1	(4)	—	0	20	—	21
Other	196	27	0	12	(6)	—	23	—	1	253

Total	¥868	¥39	¥0	¥975	¥(962)	¥(8)	¥98	¥119	¥(88)	¥1,041

Liabilities:
Trading liabilities
Equities	¥1	¥(1)	¥—	¥7	¥(8)	¥—	¥0	¥0	¥(1)	¥0
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	—
Bank and corporate debt securities	3	2	—	5	(6)	—	0	3	(2)	1
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	0	—	—	—	—	—
Investment trust funds and other	0	0	—	—	0	—	0	—	—	0

Total trading liabilities	¥4	¥1	¥—	¥12	¥(14)	¥—	¥0	¥3	¥(3)	¥1

Short-term borrowings	30	(1)	0	59	(59)	—	2	5	(15)	23
Payables and deposits	17	0	0	3	—	—	1	4	(10)	15
Long-term borrowings	493	(40)	(2)	285	(276)	—	7	55	(132)	474
Other liabilities	21	6	—	29	(3)	—	3	0	0	44

Total	¥565	¥(34)	¥(2)	¥388	¥(352)	¥—	¥13	¥67	¥(160)	¥557

		Billions of yen
		Year ended March 31, 2025
	Balance as of April 1, 2024	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)(6)	Balance as of March 31, 2025

Assets:
Trading assets and private equity and debt investments
Equities	¥8	¥0	¥—	¥17	¥(13)	¥—	¥1	¥15	¥(7)	¥21
Private equity and debt investments	80	3	—	37	(9)	—	0	—	(8)	103
Japanese agency and municipal securities	0	—	—	—	0	—	—	—	—	0
Foreign government, agency and municipal securities	3	0	—	5	(5)	—	0	7	(4)	6
Bank and corporate debt securities and loans for trading purposes	173	(5)	—	205	(240)	—	(5)	69	(16)	181
Commercial mortgage-backed securities (“CMBS”)	0	2	—	7	(6)	—	—	7	—	10
Residential mortgage-backed securities (“RMBS”)	35	2	—	56	(46)	—	(1)	2	0	48
Real estate-backed securities	122	11	—	370	(294)	—	(2)	—	—	207
Collateralized debt obligations (“CDOs”) and other	46	(25)	—	107	(86)	—	0	—	0	42
Investment trust funds and other	3	0	—	68	(68)	—	0	0	—	3

Total trading assets and private equity and debt investments	470	(12)	—	872	(767)	—	(7)	100	(35)	621

Derivatives, net (3)
Equity contracts	5	0	—	—	—	(5)	0	0	1	1
Interest rate contracts	32	(20)	—	—	—	12	(4)	(19)	5	6
Credit contracts	(46)	(30)	—	—	—	37	1	(1)	3	(36)

F-4
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2025
	Balance as of April 1, 2024	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)(6)	Balance as of March 31, 2025
Foreign exchange contracts	3	(9)	—	—	—	(5)	0	0	(2)	(13)
Other contracts	—	2	—	—	—	1	(2)	(5)	—	(4)

Total derivatives, net	(6)	(57)	—	—	—	40	(5)	(25)	7	(46)

Subtotal	¥464	¥(69)	¥—	¥872	¥(767)	¥40	¥(12)	¥75	¥(28)	¥575

Loans and receivables	¥291	¥24	¥—	¥199	¥(234)	¥—	¥(14)	¥244	¥(62)	¥448
Collateralized agreements	12	0	—	2	—	1	0	—	—	15
Other assets
Non-trading debt securities	21	0	—	3	(7)	—	0	—	—	17
Other (7)	253	20	—	45	(11)	—	(4)	0	(28)	275

Total	¥1,041	¥(25)	¥—	¥1,121	¥(1,019)	¥41	¥(30)	¥319	¥(118)	¥1,330

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥3	¥(2)	¥—	¥0	¥0	¥0	¥1
Foreign government, agency and municipal securities	—	—	—	—	—	—	—	—	—	—
Bank and corporate debt securities	1	0	—	2	(3)	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	0	—	0	—	0	0
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥1	¥0	¥—	¥5	¥(5)	¥—	¥0	¥0	¥0	¥1

Short-term borrowings	23	(1)	0	70	(41)	—	0	1	(18)	36
Payables and deposits	15	1	0	1	—	—	—	1	(2)	14
Long-term borrowings	474	0	9	218	(172)	—	0	11	(45)	477
Other liabilities	44	0	—	47	(25)	—	(1)	0	0	65

Total	¥557	¥0	¥9	¥341	¥(243)	¥—	¥(1)	¥13	¥(65)	¥593

(1)
Includes gains and losses reported primarily within
Net gain on trading, Gain on private equity and debt investments, and also within
Gain (loss) on investments in equity securities, Revenue
—
Other
and
Non-interest
expenses
—
Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the years ended March 31, 2024 and March 31, 2025.
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

(6)
Transfers out of Level 3
include financial instruments that moved out of level 3 by application of measurement alternative. See Note 6 “
Non-trading investments
” for further information of financial instruments under the measurement alternative.

(7)	Includes non-financial assets carried at fair value on a recurring basis.

F-
50

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized gains and losses recognized for Level 3 financial instruments
The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2024 and 2025, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2024	2025

	Unrealized gains / (losses) (1)
Assets:
Trading assets and private equity and debt investments
Equities	¥0	¥0
Private equity and debt investments	11	(1)
Foreign government, agency and municipal securities	1	0
Bank and corporate debt securities and loans for trading purposes	(7)	(6)
Commercial mortgage-backed securities (“CMBS”)	0	7
Residential mortgage-backed securities (“RMBS”)	1	2
Real estate-backed securities	1	5
Collateralized debt obligations (“CDOs”) and other	(4)	(24)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	3	(17)

Derivatives, net (2)
Equity contracts	1	(3)
Interest rate contracts	(39)	(23)
Credit contracts	8	(26)
Foreign exchange contracts	(14)	(7)
Other contracts	—	2

Total derivatives, net	(44)	(57)

Subtotal	¥(41)	¥(74)

Loans and receivables	22	14
Collateralized agreements	0	0
Other assets
Non-Trading debt Securities	1	0
Other (3)	9	20

Total	¥(9)	¥(40)

Liabilities:
Trading liabilities
Equities	¥—	¥0
Foreign government, agency and municipal securities	0	—
Bank and corporate debt securities	1	0
Collateralized debt obligation (“CDOs”) and other	—	1

Total trading liabilities	¥1	¥1

Short-term borrowings (4)	0	(7)
Payables and deposits (4)	0	1
Long-term borrowings (4)	(21)	24
Other liabilities	3	(1)

Total	¥(17)	¥18

F-
51

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)
Includes gains and losses reported within
Net gain on trading, Gain on private equity and debt investments
, and also within
Gain(loss) on investments in equity securities, Revenue
—
Other
and
Non-interest
expenses
—
Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(3)	Includes non-financial assets carried at fair value on a recurring basis.
(4)
Includes unrealized gains and losses of ¥(1) billion and ¥
10
billion for the years ended March 31, 2024 and 2025 recognized in
Other comprehensive income (loss)
for recurring Level 3 fair value measurements held at the end of the reporting period.

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
The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2024 and 2025. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2024
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥10	¥3	Monthly	Same day-30 days
Venture capital funds	15	6	—	—
Private equity funds	33	13	—	—
Real estate funds	4	0	—	—

Total	¥62	¥22

	Billions of yen
	March 31, 2025
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥11	¥4	Monthly	Same day- 30 days
Venture capital funds	19	3	—	—
Private equity funds	43	10	—	—
Real estate funds	4	0	—	—

Total	¥77	¥17

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The frequency with which Nomura is permitted to redeem investments.
(3)	The range in prior notice period for redemption.

F-
52

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
Fair value option (“FVO”) for financial assets and financial liabilities
Nomura carries certain eligible financial assets and liabilities at fair value through the election of the FVO permitted by ASC 815 and ASC 825. When Nomura elects the FVO for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the FVO is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.
The financial assets and financial liabilities primarily elected for the FVO by Nomura, and the reasons for the election, are as follows:

•
Equity method investments reported within
Trading assets and private equity and debt investments
and
Other assets
held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the FVO to more appropriately represent the purpose of these investments in these consolidated financial statements.

•
Certain loans receivables and receivables from customers reported within
Loans and
Receivables
which are risk managed on a fair value basis and undrawn loan commitments related to such loans receivables expected to be funded. Nomura elects the FVO to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

F-
53

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•
Reverse repurchase and repurchase agreements reported within
Collateralized agreements
and
Collateralized financing
which are risk managed on a fair value basis. Nomura elects the FVO to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•
All structured notes issued on or after April 1, 2008 reported within
Short-term borrowings
or
Long-term borrowings
. Nomura elects the FVO for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the FVO for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the FVO for structured loans and vanilla debt securities issued by those subsidiaries.

•
Certain structured deposit issuances reported within
Deposits received at banks.
Nomura elects the FVO for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•
Financial liabilities reported within
Long-term borrowings
recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the FVO for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

•
Financial reinsurance contracts reported within
Other assets
. Nomura elects the FVO to mitigate income volatility caused by the difference in measurement basis that would otherwise exist. Changes in the fair value of the reinsurance contracts carried at fair value are reported in the consolidated statements of income.

•
Loans for trading purposes and non-trading debt securities held by subsidiaries that are not registered as a broker-dealer (“non-BD entities”) before March 31, 2024. Moreover, originations or purchases of loans held for trading purposes by non-BD entities and non-trading debt securities that are not classified as HTM or AFS held by non-BD entities from April 1, 2024. Nomura elects the FVO to these loans and non-trading debt securities for its holding purpose or to mitigate volatility through earnings that otherwise would arise had this election not been made.

Interest and dividends arising from financial instruments for which the FVO has been elected are recognized within
Interest and dividends, Interest expense
or
Revenue
—
Net gain on trading
.

F-5
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents gains (losses) due to changes in fair value for financial instruments carried at fair value using the FVO for the years ended March 31, 2023, 2024 and 2025.

	Billions of yen
	Year ended March 31
	2023	2024	2025

	Gains/(Losses) (1)
Assets:
Trading assets and private equity and debt investments (2)
Trading assets	¥(1)	¥0	¥4
Private equity and debt investments	2	2	2
Loans and receivables	35	54	45
Collateralized agreements (3)	0	6	20
Other assets (2)(4)	(12)	22	15

Total	¥24	¥84	¥86

Liabilities:
Short-term borrowings (5)	¥208	¥13	¥153
Payables and deposits	7	8	6
Collateralized financing (3)	(5)	(17)	(23)
Long-term borrowings (5)(6)	298	(110)	(48)
Other liabilities (7)	7	(1)	(1)

Total	¥515	¥(107)	¥87

(1)	Includes gains and losses reported primarily within Revenue – Net gain on trading and Revenue — Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the FVO.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes non-trading debt securities.
(5)	Includes structured notes and other financial liabilities.
(6)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(7)	Includes unfunded written loan commitments.
As of March 31, 2024 and 2025, Nomura held an economic interest of 39.57% and 39.74%
in American Century Companies, Inc., respectively. The investment is carried at fair value on a recurring basis through election of the FVO and is reported within
Other assets – Other
in the consolidated balance sheets
.
For the year ended March 31, 2024 and 2025, there was no significant impact on financial assets for which the FVO was elected attributable to instrument-specific credit risks.
Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the FVO is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.
The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in the consolidated statements of comprehensive income during the years ended March 31, 2024 and

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2025 in respect of financial liabilities elected for the FVO recognized in other comprehensive income during the years. The following table also presents amounts reclassified to the consolidated statements of income from accumulated other comprehensive income on early settlement of such financial liabilities during the years ended March 31, 2024 and 2025 and the cumulative amounts recognized in accumulated other comprehensive income as of March 31, 2024 and 2025.

	Billions of yen
	Year ended March 31
	2024	2025

Changes recognized as a credit (debit) to other comprehensive income	¥(82)	¥26
Credit (debit) amounts reclassified to earnings	0	0
Cumulative credit balance recognized in accumulated other comprehensive income	56	78
As of March 31, 2024, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the FVO was elected was
¥48
billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the FVO was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Short-term borrowings and Long-term borrowings
for which the FVO was elected was
¥444
billion less than the principal balance of such
Short-term borrowings and Long-term borrowings
.
As of March 31, 2025, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the FVO was elected was
¥105
billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the FVO was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Short-term borrowings and Long-term borrowings
for which the FVO was elected was
¥473
billion less than the principal balance of such
Short-term borrowings and Long-term borrowings
.
Investment by Investment companies
Nomura carries all of investments by investment companies under ASC 946 at fair value, with changes in fair value recognized through the consolidated statements of income.
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
, represented 15% of total assets as of March 31, 2024 and 17% as of March 31, 2025.

F-5
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2024 and 2025. See Note 3 “
Derivative instruments and hedging activities
” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2024
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥2,101	¥3,139	¥1,469	¥1,522	¥8,231

	Billions of yen
	March 31, 2025
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥2,896	¥2,629	¥2,655	¥1,470	¥9,650

(1)
Other than above, there were ¥248 billion and ¥313 billion of government, agency and municipal securities reported within
Other assets
—
Non-trading
debt securities
in the consolidated balance sheets as of March 31, 2024 and 2025, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value
Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the FVO. These are typically carried at contractual amounts due or amortized cost.
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
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument not carried at fair value on a recurring basis in the consolidated balance sheets as of March 31, 2024 and 2025.

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

F-5
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2025 (1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥4,424	¥4,424	¥4,424	¥—	¥—
Time deposits	642	642	—	642	—
Deposits with stock exchanges and other segregated cash	448	448	—	448	—
Loans receivable (2)	6,022	6,020	—	3,436	2,584
Securities purchased under agreements to resell	14,005	14,005	—	13,991	14
Securities borrowed	4,659	4,659	—	4,659	—

Total	¥30,200	¥30,198	¥4,424	¥23,176	¥2,598

Liabilities:
Short-term borrowings	¥1,117	¥1,117	¥—	¥1,081	¥36
Deposits received at banks	3,106	3,106	—	3,092	14
Securities sold under agreements to repurchase	16,288	16,288	—	16,288	—
Securities loaned	1,965	1,965	—	1,965	—
Other secured borrowings	393	393	—	393	—
Long-term borrowings	13,374	13,385	10	12,879	496

Total	¥36,243	¥36,254	¥10	¥35,698	¥546

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for current expected credit losses.
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
As of March 31, 2024 and March 31, 2025, there were no significant amount of assets or liabilities which were carried at fair value on a nonrecurring basis.

F-5
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity securities subject to contractual sale restrictions
The following table presents a summary of equity securities primarily reported within
Other assets—Other
in consolidated balance sheet which are subject to contractual sale restrictions as of March 31, 2025.

	Millions of yen
	March 31, 2025
		Remaining duration
	Fair value	Less than 1 year	1 to 5 years	More than 5 years

Restriction on transfer	¥200,658	¥9	¥200,621	¥28
Consent from third parties	7,806	18	—	7,788
Others	2,148	—	—	2,148

Total	¥210,612	¥27	¥200,621	¥9,964

(1)	No specific conditions could cause a lapse in the sale restrictions as disclosed above.
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

F-
60

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
Derivatives used for
non-trading
purposes
Nomura’s principal objectives in using derivatives for
non-trading
purposes are to manage interest rate risk, to modify the interest rate risk profile of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading
purposes is controlled and managed in the same way as that associated with derivatives used for trading purposes.
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
Accumulated other comprehensive income (loss)
.
Concentrations of credit risk for derivatives
Although Nomura’s exposures to financial instruments are broadly diversified across different types of financial instrument, counterparty and geographical location generally, a significant portion of derivatives are entered into with other financial institutions. The following tables present Nomura’s significant concentration of

F-
61

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2024 and 2025. The gross fair value of derivative assets represents the maximum amount of loss that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the financial instruments and any collateral or other security Nomura held to offset or partially offset such credit risk exposures was of no value.

	Billions of yen
	March 31, 2024
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥17,644	¥(14,853)	¥(2,173)	¥618

	Billions of yen
	March 31, 2025
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥14,974	¥(12,745)	¥(1,759)	¥470
Derivative activities
The following tables present the notional value and fair value of derivatives as of March 31, 2024 and 2025. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of the financial instrument. Changes in the fair value of derivatives are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income, depending on the purpose for which the derivatives are used.

		Billions of yen
		March 31, 2024
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥78,829	¥3,239	¥3,827
Interest rate contracts	3,810,866	12,929	12,014
Credit contracts	42,965	284	383
Foreign exchange contracts	420,052	4,881	4,664
Other contracts	325	3	5

Total	¥4,353,037	¥21,336	¥20,893

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,291	¥0	¥219
Foreign exchange contracts	190	3	—

Total	¥3,481	¥3	¥219

Total derivatives	¥4,356,518	¥21,339	¥21,112

F-
62

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		March 31, 2025
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥110,348	¥2,572	¥3,069
Interest rate contracts	3,814,576	12,424	11,509
Credit contracts	59,408	304	382
Foreign exchange contracts	484,797	4,363	4,186
Other contracts	904	11	50

Total	¥4,470,033	¥19,674	¥19,196

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,182	¥4	¥138
Foreign exchange contracts	183	—	8

Total	¥3,365	¥4	¥146

Total derivatives	¥4,473,398	¥19,678	¥19,342

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
The amounts reported include derivatives used for
non-trading
purposes other than those designated as formal fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant as of March 31, 2024 and March 31, 2025.

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

F-
63

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.
Trading and non-trading derivative assets and liabilities with the same counterparty and the related cash collateral receivables and payables documented under an enforceable master netting agreement are presented on a net basis on the consolidated balance sheets where the specific criteria defined by ASC
210-20
and ASC 815 are met.
The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2024 and 2025 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC
210-20
and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out
and offsetting rights are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2024		March 31, 2025
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Equity contracts
OTC settled bilaterally	¥2,397	¥2,609	¥1,094	¥1,185
Exchange-traded	842	1,218	1,478	1,884
Interest rate contracts
OTC settled bilaterally	11,575	10,889	10,243	9,476
OTC centrally-cleared	1,339	1,329	2,163	2,140
Exchange-traded	15	16	22	31
Credit contracts
OTC settled bilaterally	240	341	265	345
OTC centrally-cleared	43	41	38	36
Exchange-traded	1	1	1	1
Foreign exchange contracts
OTC settled bilaterally	4,884	4,664	4,363	4,194
Other contracts
OTC settled bilaterally	3	5	8	49
Exchange-traded	0	0	3	1

Total gross derivative balances (2)	¥21,339	¥21,113	¥19,678	¥19,342
Less: Amounts offset in the consolidated balance sheets (3)	(19,815)	(19,166)	(17,711)	(17,361)

Total net amounts reported on the face of the consolidated balance sheets (4)	¥1,524	¥1,947	¥1,967	¥1,981

Less: Additional amounts not offset in the consolidated balance sheets (5)
Financial instruments and non-cash collateral	¥(567)	¥(394)	¥(713)	¥(554)

Net amount	¥957	¥1,553	¥1,254	¥1,427

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.

F-6
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2024, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥402 billion and ¥730 billion, respectively. As of March 31, 2025, the gross balance of such derivative assets and derivative liabilities was ¥609 billion and ¥832 billion, respectively.

(3)
Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC
210-20
and ASC 815. As of March 31, 2024, Nomura offset a total of ¥1,902 billion of cash collateral receivables against net derivative liabilities and ¥2,551 billion of cash collateral payables against net derivative assets. As of March 31, 2025, Nomura offset a total of ¥1,740 billion of cash collateral receivables against net derivative liabilities and ¥2,090 billion of cash collateral payables against net derivative assets.

(4)
Net derivative assets and net derivative liabilities are generally reported within
Trading assets and private equity and debt investments
—Trading assets
and
Trading liabilities
, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within
Short-term borrowings
or
Long-term borrowings
depending on the maturity of the underlying host contract.

(5)
Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC
210-20
and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2024, a total of ¥240 billion of cash collateral receivables and ¥938 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2025, a total of ¥343 billion of cash collateral receivables and ¥1,043 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “
Collateralized transactions
”.
Derivatives used for trading purposes
Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within
Revenue—Net gain on trading
.

F-6
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2023, 2024 and 2025 related to derivatives used for trading and non-trading
purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Year ended March 31
	2023	2024	2025
Derivatives used for trading and non-trading purposes (1) :
Equity contracts	¥88	¥(194)	¥(2)
Interest rate contracts	76	468	(189)
Credit contracts	45	12	27
Foreign exchange contracts	434	142	140
Other contracts	(4)	27	11

Total	¥639	¥455	¥(13)

(1)
Includes net gains (losses) on derivatives used for
non-trading
purposes which are not designated as fair value or net investment hedges. For the year ended March 31, 2023, 2024 and 2025, net gains (losses) for these non-trading
derivatives were not significant.

Fair value hedges
Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.
The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2024 and 2025.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued
	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Long-term borrowings	¥3,087	¥3,057	¥201	¥122	¥3	¥3

Total	¥3,087	¥3,057	¥201	¥122	¥3	¥3

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

F-6
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present gains (losses) included in the consolidated statements of income for the years ended March 31, 2023, 2024 and 2025 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2023	2024	2025
Derivatives designated as hedging instruments:
Interest rate contracts	¥92	¥(39)	¥85

Total	¥92	¥(39)	¥85

	Billions of yen
	Year ended March 31
	2023	2024	2025
Hedged items:
Long-term borrowings	¥(92)	¥39	¥(85)

Total	¥(92)	¥39	¥(85)

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
The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2023, 2024 and 2025.

	Billions of yen
	Year ended March 31
	2023	2024	2025
Hedging instruments:
Foreign exchange contracts	¥3	¥3	¥(2)

Total	¥3	¥3	¥(2)

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within
Revenue
—
Net gain on trading
in the consolidated statements of income. The amounts of gains (losses) were not significant during the years ended March 31, 2023, 2024 and 2025.
Derivatives containing credit risk related contingent features
Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

F-6
7

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
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2025 was ¥770 billion with related collateral pledged of ¥628 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 2025, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥8 billion.
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
8

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
The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlying reference assets as of March 31, 2024 and 2025.

	Billions of yen
	March 31, 2024
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

F-6
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2025
	Carrying value (1) (Asset) / Liability	Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Single-name credit default swaps	¥(156)	¥11,480	¥1,730	¥3,124	¥4,963	¥1,663	¥(6,711)
Credit default swap indices	(221)	15,488	1,465	3,168	7,877	2,978	(8,097)
Other credit risk related portfolio products	28	1,236	124	464	571	77	(785)
Credit-risk related options and swaptions	0	171	—	11	79	81	(42)

Total	¥(349)	¥28,375	¥3,319	¥6,767	¥13,490	¥4,799	¥(15,635)

(1)
Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty offsetting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of the
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

F-
70

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2025
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥571	¥1,855	¥3,488	¥4,213	¥655	¥698	¥11,480
Credit default swap indices	32	38	3,958	10,256	277	927	15,488
Other credit risk-related portfolio products	—	—	24	748	20	444	1,236
Credit risk-related options and swaptions	—	—	—	127	—	44	171

Total	¥603	¥1,893	¥7,470	¥15,344	¥952	¥2,113	¥28,375

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.
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
total return swaps.
These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within
Long-term borrowings
in the consolidated balance sheets.
Nomura entered into certain contemporaneous transactions involving the transfer of securities that are accounted for as sales, where substantially all of the economic exposures to the transferred securities are retained through total return swaps but does not retain control over the assets transferred. The following table provides information about relevant transactions outstanding as of March 31, 2024 and March 31, 2025.

	Millions of yen
	March 31
	2024	2025
Gross cash proceeds received at transfer dates	¥69,383	¥60,715
Fair value of transferred securities at transfer dates	¥69,253	¥60,591
Fair value of transferred securities at reporting dates	¥54,627	¥41,101
Gross derivative liabilities arising from the transactions at reporting dates (1)	¥14,434	¥19,401

(1)
Amounts are presented on a gross basis, before the application of counterparty offsetting and are reported within
Trading liabilities
in the consolidated balance sheets as of March 31, 2024 and March 31, 2025. Of these gross derivative liability amounts,
¥14,434 million and ¥19,401 million are included in interest rate contracts used for trading purposes as of March 31, 2024 and March 31, 2025 respectively as disclosed in Note 3 “
Derivative instruments and hedging activities
”.

F-
71

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Revenue from services provided to customers
Revenue by types of service
The following table presents revenue earned by Nomura from providing services to customers by relevant line item in the consolidated statements of income for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Commissions	¥279,857	¥364,095	¥407,011
Fees from investment banking	113,208	173,265	212,234
Asset management and portfolio service fees	271,684	310,154	378,196
Other revenue	43,190	48,971	71,221

Total	¥707,939	¥896,485	¥1,068,662

Commissions
represent revenue principally from trade execution, clearing services and distribution of fund units primarily provided by the Wealth Management Division (renamed from the Retail Division to the “Wealth Management Division”, effective from April 1, 2024, to match the condition of business), and to a lesser extent, the Wholesale Division. The following table shows a breakdown of
Commissions
for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Brokerage commissions	¥190,778	¥242,687	¥264,512
Commissions for distribution of investment trust	30,268	56,241	66,108
Other commissions	58,811	65,167	76,391

Total	¥279,857	¥364,095	¥407,011

Fees from investment banking
represent revenue from financial advisory, underwriting and distribution primarily from the Wholesale Division, and to a lesser extent, the Wealth Management Division. The following table shows the breakdown of
Fees from investment banking
for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Equity underwriting and distribution fees	¥18,862	¥45,478	¥52,930
Debt underwriting and distribution fees	21,145	27,456	48,383
Financial advisory fees	53,946	61,560	78,674
Other fees	19,255	38,771	32,247

Total	¥113,208	¥173,265	¥212,234

F-
72

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset management and portfolio service fees
represent revenue from asset management services primarily from the Investment Management Division, and to a lesser extent, the Wealth Management Division. The following table shows the breakdown of
Asset management and portfolio service fees
for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Asset management fees	¥171,327	¥193,468	¥235,893
Administration fees	76,157	88,201	109,092
Custodial fees	24,200	28,485	33,211

Total	¥271,684	¥310,154	¥378,196

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

Financial advisory services	• Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions	• Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at

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

Underwriting and syndication services	• Underwriting of debt, equity and other financial instruments on behalf of customers • Distributing securities on behalf of issuers	• Underwriting and syndication fees are recognized at a point in time when the underlying transaction is complete. • Commitment fees where draw down of the facility is deemed

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amounts of contract assets as of March 31, 2024 and 2025 were not significant.

	Millions of yen
	March 31, 2024	March 31, 2025
Customer contract receivables	¥101,668	¥114,158
Contract liabilities (1)	6,073	5,276

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.
The balance of contract liabilities as of March 31, 2023 and 2024 were recognized as revenue for the year ended March 31, 2024 and 2025, respectively. Nomura recognized ¥3,347 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2024. Nomura recognized ¥2,737 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2025.
Transaction price allocated to the remaining performance obligations
In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were ¥1,135 million as of March 31, 2024 and ¥550 million as of March 31, 2025. As permitted by ASC 606, Nomura has elected not to disclose information about remaining performance obligations that have an individual estimated contract period of one year or less. In addition, consideration arising from contracts with customers does not comprise any significant amount that is not included in transaction price.
Customer contract costs
As permitted by ASC 340 “
Other Assets and Deferred Costs,
” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amounts of deferred costs to obtain or fulfill customer contracts as of March 31, 2024 and 2025 were not significant.

F-7
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions with certain types of counterparties and in certain jurisdictions which are not documented under a master netting agreement. Even when these transactions are documented under such master netting agreements, Nomura may not have obtained, or may not be able to obtain, evidence to determine with sufficient certainty that the close-out
and offsetting rights in the agreements are legally enforceable. This may be the case where relevant local laws explicitly prohibit such close-out
and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.
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
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2024 and 2025, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2024
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥41,288	¥5,371	¥42,537	¥2,465
Less: Amounts offset in the consolidated balance sheets (2)	(25,667)	—	(25,667)	—

Total net amounts as reported on the face of the consolidated balance sheets (3)	¥15,621	¥5,371	¥16,870	¥2,465

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(13,228)	(3,572)	(13,817)	(2,324)
Cash collateral	(9)	—	(2)	—

Net amount	¥2,384	¥1,799	¥3,051	¥141

	Billions of yen
	March 31, 2025
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥43,464	¥4,656	¥45,747	¥2,347
Less: Amounts offset in the consolidated balance sheets (2)	(29,459)	—	(29,459)	—

Total net amounts as reported on the face of the consolidated balance sheets (3)	¥14,005	¥4,656	¥16,288	¥2,347

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(13,422)	(2,941)	(13,800)	(2,162)
Cash collateral	(3)	—	(4)	—

Net amount	¥580	¥1,715	¥2,484	¥185

(1)
Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2024, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,161 billion and ¥2,574 billion, respectively. As of March 31, 2024, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,512 billion and ¥69 billion, respectively. As of March 31, 2025, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥441 billion

F-7
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and ¥1,973 billion, respectively. As of March 31, 2025, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to
¥1,528 billion and ¥111 billion, respectively.
(2)
Represent amounts offset through counterparty netting under master netting or similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC
210-20.
Amounts offset include transactions carried at fair value through election of the fair value option.

(3)
Reverse repurchase agreements and securities borrowing transactions are reported within
Collateralized agreements
—
Securities purchased under agreements to resell
and
Collateralized agreements
—
Securities borrowed
in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—
Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within
Other assets—Other
and
Other
liabilities in the consolidated balance sheets, respectively.

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

For information on offsetting of derivatives, see Note 3 “
Derivative instruments and hedging activities
”.
Maturity analysis of repurchase agreements and securities lending transactions
The following tables present an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2024 and 2025. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2024
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥18,513	¥17,317	¥3,747	¥2,024	¥936	¥42,537
Securities lending transactions	1,337	299	43	786	—	2,465

Total gross recognized liabilities (2)	¥19,850	¥17,616	¥3,790	¥2,810	¥936	¥45,002

	Billions of yen
	March 31, 2025
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥19,523	¥20,673	¥2,466	¥1,848	¥1,237	¥45,747
Securities lending transactions	1,384	144	14	255	550	2,347

Total gross recognized liabilities (2)	¥20,907	¥20,817	¥2,480	¥2,103	¥1,787	¥48,094

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.

F-7
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within
Other assets—Other
and
Other
liabilities in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions
The following tables present an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities and other financial assets transferred by Nomura to counterparties as of March 31, 2024 and 2025. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2024
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥234	¥2,228	¥2,462
Japanese government, agency and municipal securities	2,506	0	2,506
Foreign government, agency and municipal securities	31,355	72	31,427
Bank and corporate debt securities	3,636	94	3,730
Commercial mortgage-backed securities (“CMBS”)	17	—	17
Residential mortgage-backed securities (“RMBS”) (1)	4,598	—	4,598
Collateralized debt obligations (“CDOs”) and other	190	—	190
Investment trust funds and other	1	71	72

Total gross recognized liabilities (2)	¥42,537	¥2,465	¥45,002

	Billions of yen
	March 31, 2025
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥401	¥1,734	¥2,135
Japanese government, agency and municipal securities	2,202	1	2,203
Foreign government, agency and municipal securities	34,569	81	34,650
Bank and corporate debt securities	3,881	369	4,250
Commercial mortgage-backed securities (“CMBS”)	29	—	29
Residential mortgage-backed securities (“RMBS”) (1)	4,466	—	4,466
Collateralized debt obligations (“CDOs”) and other	177	—	177
Investment trust funds and other	22	162	184

Total gross recognized liabilities (2)	¥45,747	¥2,347	¥48,094

(1)
Includes ¥3,842 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2024. Includes ¥3,586 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2025.

F-
80

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—
Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within
Other assets—Other
and
Other
liabilities in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura
The following table presents the fair value of securities received as collateral, securities borrowed with or without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2024 and 2025.

	Billions of yen
	March 31
	2024	2025
The fair value of collateral received	¥62,456	¥64,853
The portion of the above received that has been sold (as reported as short sales within Trading liabilities in the consolidated balance sheets) or repledged	45,389	48,717
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
81

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, where the secured party does not have the right to sell or repledge them by type of asset as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Trading assets:
Equities and convertible securities	¥212,165	¥326,398
Government and government agency securities	1,238,863	1,134,816
Bank and corporate debt securities	151,454	86,034
Residential mortgage-backed securities (“RMBS”)	2,360,053	2,626,708
Collateralized debt obligations (“CDOs”) and other (1)	12,959	12,391
Investment trust funds and other	570	21,042

	¥3,976,064	¥4,207,389

Non-trading debt securities (2)	94,421	15,896
Investments in and advances to affiliated companies (3)	¥14,976	¥16,124

(1)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABSs”) such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities issued by prefectures or ordinance-designated city.
(3)	Investments in and advances to affiliated companies comprise shares in Nomura Research Institute, Ltd.
The following table presents the carrying amount of financial and non-financial
assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Loans and receivables	¥409,145	¥627,090
Trading assets and private equity and debt investments	1,818,795	1,766,083
Office buildings, land, equipment and facilities	7,591	2,933
Non-trading debt securities	94,471	117,655
Investments in and advances to affiliated companies	2	2
Other	1,084	1,333

	¥2,331,088	¥2,515,096

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
Long-term borrowings
. See Note 11 “
Borrowings
” for further information regarding
trading balances of secured borrowings
.

F-
82

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Non-trading investments:
Available-for-sale (“AFS”) debt securities
Amortized cost and fair value amounts of AFS debt securities
The following table presents the amortized cost and fair value of major types of AFS debt securities as of March 31, 2025 as well as cumulative unrealized gains and unrealized losses recognized through
Accumulated other comprehensive income (loss)
since acquisition.

	Millions of yen
	March 31, 2025
	Amortized cost (1)	Unrealized gains	Unrealized losses	Fair value
Japanese government securities	¥25,001	¥—	¥(187)	¥24,814
Japanese agency and municipal securities	81,913	19	(1,495)	80,437
Bank and corporate debt securities	1,790	—	(11)	1,779

Total	¥108,704	¥19	¥(1,693)	¥107,030

(1)	No allowances for current expected credit losses have been recognized as of March 31, 2025.
The following table presents the amortized cost and fair value of major types of AFS debt securities as of March 31, 2025, categorized by remaining contractual maturity.

	Millions of yen
	March 31, 2025
	Amortized cost (1)	Fair value

Japanese government securities
1 year to 5 years	¥25,001	¥24,814
Subtotal	¥25,001	¥24,814

Japanese agency and municipal securities
1 year to 5 years	81,913	80,437
Subtotal	¥81,913	¥80,437

Bank and corporate debt securities
1 year to 5 years	1,790	1,779
Subtotal	¥1,790	¥1,779

Total	¥108,704	¥107,030

(1)	No allowances for current expected credit losses have been recognized as of March 31, 2025

F-
83

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS debt securities in an unrealized loss position
The following table presents the fair value of major types of AFS debt securities that are in an unrealized loss position as of March 31, 2025, and the period of time since acquisition that an individual AFS debt security has been in an unrealized loss position. An unrealized loss exists where the fair value of an individual AFS debt security is less than its amortized cost basis.

	Millions of yen
	March 31, 2025
	Fair value	Unrealized losses	Number of debt securities

Japanese government securities
Less than 12 months	¥24,814	¥(187)	4

Subtotal	¥24,814	¥(187)	4

Japanese agency and municipal securities
Less than 12 months	68,063	(1,495)	72

Subtotal	¥68,063	¥(1,495)	72

Bank and corporate debt securities
Less than 12 months	1,779	(11)	3

Subtotal	1,779	(11)	3

Total	¥94,656	¥(1,693)	79

Nomura does not intend to sell, nor is it likely to be required to sell, any AFS debt securities which were in an unrealized loss position as of March 31, 2025, prior to when the fair value of each of these AFS debt securities is expected to recover above each individual amortized cost basis. Also, there were no allowances for current expected credit losses recognized against AFS debt securities as of March 31, 2025.
The amount of accrued interest receivable from AFS debt securities was not significant as of March 31, 2025. There was no write-off
of accrued interest receivable during the year ended March 31, 2025.
Sales and transfers of AFS debt securities
The amount of sales of AFS debt securities was not significant during the year ended March 31, 2025. There were no transfers or reclassification of AFS debt securities into trading assets during the year ended March 31, 2025.
Held-to-maturity (“HTM”) debt securities
As of March 31, 2025, there were no debt securities classified as HTM debt securities.
Non-trading equity investments
Unrealized gains and losses of non-trading equity investments
As of March 31, 2025, unrealized losses on equity investments owned by non-BD
entities that are not investment companies were
¥2,630 million. These
equity investments do not include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the FVO. See Note 2 “
Fair Value Measurements
” for details of the amount of unrealized gains and losses on equity investments for which the FVO has been elected.

F-8
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non-trading equity investments elected for the fair value measurement alternative
The carrying value of non-trading equity investments without readily determinable fair values held by non-BD entities carried at fair value where fair value is determined using the fair value measurement alternative as of March 31, 2024, and as of March 31, 2025, were
¥65,365 million and ¥95,529
million, respectively. The amounts of cumulative impairment losses and upward and downward fair value adjustments as a result of observable price changes from orderly transactions in identical or sufficiently similar equity investments were not significant as of March 31, 2024, and March 31, 2025. During the years ended March 31, 2024 and March 31, 2025 the amounts of impairment losses and upward and downward fair value adjustments recognized for these non-trading equity investments were not significant.
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
As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2024 and 2025, Nomura received cash proceeds from SPEs in new securitizations of ¥432 billion and ¥635 billion, respectively, and the associated gain on sale of ¥0 billion and loss on sale of ¥0 billion, respectively. For the years ended March 31, 2024 and 2025, Nomura received debt securities issued by these SPEs with an initial fair value of ¥253 billion and ¥708 billion, respectively, and cash inflows from third parties primarily on the sale of those debt securities of ¥227 billion and ¥743 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥6,747 billion and ¥7,123 billion as of March 31, 2024 and 2025, respectively. Those transferred financial assets are primarily government, agency and municipal securities. Nomura’s retained interests were ¥160 billion and ¥250 billion as of March 31, 2024 and 2025, respectively. For the years ended March 31, 2024 and 2025, Nomura received cash flows of ¥23 billion and ¥28 billion, respectively, from the SPEs on such retained interests held in the SPEs.

F-8
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura does not provide any financial support to SPEs beyond its contractual obligations as of March 31, 2024 and 2025.
The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2024 and 2025.

	Billions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥152	¥—	¥152	¥152	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	8	8	2	6

Total	¥—	¥152	¥8	¥160	¥154	¥6

	Billions of yen
	March 31, 2025
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥241	¥—	¥241	¥241	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	9	9	2	7

Total	¥—	¥241	¥9	¥250	¥243	¥7

As of March 31, 2024 and 2025, predominantly all of the retained interests held by Nomura were valued using significant observable inputs. The initial fair value of these retained interests are primarily classified as level 2 financial instruments in the fair value hierarchy.
The following table presents the type and carrying value of financial assets included within
Trading assets
and
Loans receivable
which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2024 and 2025. These transfers are accounted for as secured financing transactions and generally reported within
Borrowings.
The assets are pledged as collateral and cannot be removed unilaterally by Nomura and the liabilities are non-recourse
to Nomura.

	Billions of yen
	March 31
	2024	2025
Assets
Trading assets
Japanese government securities	¥1	¥1
Loans for trading purposes	69	66
Loans receivable	539	481

Total	¥609	¥548

Liabilities
Borrowings	¥609	¥548

F-8
6

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

F-8
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2024 and 2025. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31
	2024	2025
Consolidated VIE assets
Cash and cash equivalents	¥73	¥14
Trading assets
Equities	539	527
Debt securities	613	643
CMBS and RMBS	94	64
Derivatives	1	1
Private equity and debt investments	49	83
Office buildings, land, equipment and facilities	15	3
Other	84	236

Total	¥1,468	¥1,571

Consolidated VIE liabilities
Trading liabilities
Derivatives	0	0
Borrowings
Short-term borrowings	220	112
Long-term borrowings	886	935
Other	6	156

Total	¥1,112	¥1,203

On a quarterly basis, Nomura reassesses its involvement with VIEs and evaluates the impact of any changes in governing documents and/or variable interests held by Nomura and other parties.
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
The following tables present the carrying amount of variable interests in unconsolidated VIEs and the maximum exposure to loss associated with these variable interests as of March 31, 2024 and 2025. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recognized in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

F-8
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2024
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥26	¥—	¥26
Debt securities	83	—	83
CMBS and RMBS	2,996	—	2,996
Investment trust funds and other	147	—	147
Private equity and debt investments	23	—	23
Loans	1,512	—	1,512
Other	22	—	22
Commitments to extend credit and other guarantees	—	—	224

Total	¥4,809	¥—	¥5,033

	Billions of yen
	March 31, 2025
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥23	¥—	¥23
Debt securities	80	—	80
CMBS and RMBS	3,288	—	3,288
Investment trust funds and other	129	—	129
Private equity and debt investments	23	—	23
Loans	1,712	—	1,712
Other	23	—	23
Commitments to extend credit and other guarantees	—	—	167

Total	¥5,278	¥—	¥5,445

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

F-8
9

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
Loans at banks include both retail and commercial secured loans and traditional unsecured loans mainly extended by The Nomura Trust & Banking Co., Ltd. Where retail and commercial loans are secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. For unsecured commercial loans, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high or good credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.
Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage activities provided by Nomura’s Wealth Management Division (renamed from the Retail Division to the “Wealth Management Division”, effective from April 1, 2024, to match the condition of business). These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional frequent margin calls in order to maintain a specified loan-to-value
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

F-
90

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following tables present a summary of loans receivable reported within
Loans and receivables or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2024 and 2025 by portfolio segment.

	Millions of yen
	March 31, 2024
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥915,962	¥—	¥915,962
Short-term secured margin loans	608,332	—	608,332
Inter-bank money market loans	—	—	—
Corporate loans	1,870,316	2,074,585	3,944,901

Total loans receivables	¥3,394,610	¥2,074,585	¥5,469,195

Advances to affiliated companies	8,066	1,514	9,580

Total	¥3,402,676	¥2,076,099	¥5,478,775

	Millions of yen
	March 31, 2025
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥1,045,787	¥—	¥1,045,787
Short-term secured margin loans	796,936	—	796,936
Inter-bank money market loans	—	—	—
Corporate loans	2,003,909	2,178,376	4,182,285

Total loans receivables	¥3,846,632	¥2,178,376	¥6,025,008

Advances to affiliated companies	4,008	4,946	8,954

Total	¥3,850,640	¥2,183,322	¥6,033,962

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.
There were no significant purchases or sales of loans receivable during the years ended March 31, 2024 and 2025, respectively. There were also no significant reclassifications of loans receivable to or from trading assets during the years ended March 31, 2024 and 2025, respectively.
Net unamortized deferred fees and costs, unamortized premiums and discounts related to loans receivable carried at amortized cost were not significant as of March 31, 2024 and March 31, 2025.

F-
91

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

•	Loans receivable and HTM debt securities;

•	Written unfunded loan commitments and other off-balance sheet financial instruments;

•	Cash deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties, reinsurance benefits, and net investments in finance leases.
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
Nomura writes off uncollectible accrued interest receivable on a timely basis, and has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2024 was ¥13,653 million. The amount of accrued interest receivable as of March 31, 2025 was ¥11,448 million.
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

F-
92

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the year ended March 31, 2025.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments, HTM debt securities, other off-balance sheet financial instruments and certain deposits
•  Full loss rate model developed by Nomura’s Risk department

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

See Note 6 “
Non-trading investments
” for further information with respect to impairment assessment with respect to AFS debt securities.

F-
93

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the allowances for current expected credit losses for the years ended March 31, 2023 and 2024 and 2025 as determined using the CECL impairment model defined by ASC 326. The allowances increased as of March 31, 2024 when compared to March 31, 2023 primarily as a result of a provision for credit losses in connection with settlement failures with a broker counterparty.

	Millions of yen
	Year ended March 31, 2023
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥2,434	¥—	¥62,353	¥64,787	¥1,559	¥66,346
Provision for credit losses	672	—	898	1,570	4	1,574
Write-offs (3)	(1,523)	—	(61,604)	(63,127)	—	(63,127)
Other (4)(5)	(457)	—	1,283	826	213	1,039

Ending balance	¥1,126	¥—	¥2,930	¥4,056	¥1,776	¥5,832

	Millions of yen
	Year ended March 31, 2024
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,126	¥—	¥2,930	¥4,056	¥1,776	¥5,832
Provision for credit losses (2)	(341)	—	371	30	13,608	13,638
Write-offs	—	—	(1,908)	(1,908)	—	(1,908)
Other (5)	—	—	238	238	247	485

Ending balance	¥785	¥—	¥1,631	¥2,416	¥15,631	¥18,047

	Millions of yen
	Year ended March 31, 2025
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥785	¥—	¥1,631	¥2,416	¥15,631	¥18,047
Provision for credit losses	100	—	64	164	(876)	(712)
Write-offs	—	—	—	—	—	—
Other (5)	—	—	(36)	(36)	(379)	(415)

Ending balance	¥885	¥—	¥1,659	¥2,544	¥14,376	¥16,920

(1)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.

F-9
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	A provision for credit losses in connection with settlement failures with a broker counterparty was recognized during the year ended March 31, 2024.
(3)	Includes ¥59,025 million of write-offs in connection with the U.S. Prime Brokerage Event during the year ended March 31, 2023.
(4)	Includes a reduction in allowances for current expected credit losses of ¥2,071 million in connection with the U.S. Prime Brokerage Event during the years ended March 31, 2023.
(5)	Primarily includes recoveries and foreign exchange movements. The amounts of recoveries for the year ended March 31, 2023 and 2024 and 2025 were not significant.
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
The amounts of modifications of loans from borrowers experiencing financial difficulty which occurred during the year ended March 31, 2024 and 2025 were not significant.
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

F-9
5

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
As of March 31, 2024 and 2025, the amount of loans which were placed on a nonaccrual status were not significant. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
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

F-9
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present an analysis of each portfolio segment not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2024 and 2025.

	Millions of yen
	March 31, 2024
	2024	2023	2022	2021	2020	2019 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥122,946	¥213,785	¥12,000	¥5,660	¥2,650	¥27,115	¥—	¥384,156
BB-CCC	108,558	215,226	5,086	—	995	283	—	330,148
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	139,104	—	—	—	—	—	139,104

Total secured loans at banks	¥231,504	¥568,115	¥17,086	¥5,660	¥3,645	¥27,398	¥—	¥853,408

Unsecured loans at banks:
AAA-BBB	¥4,075	¥9,904	¥2,844	¥8,449	¥6,352	¥25,099	¥—	¥56,723
BB-CCC	900	756	—	1,000	875	2,300	—	5,831
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥4,975	¥10,660	¥2,844	¥9,449	¥7,227	¥27,399	¥—	¥62,554

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	285,209	19,038	—	—	—	—	304,085	608,332

Total short-term secured margin loans	¥285,209	¥19,038	¥—	¥—	¥—	¥—	¥304,085	¥608,332

Secured corporate loans:
AAA-BBB	¥32,362	¥217,440	¥177,557	¥113,559	¥84,442	¥103,995	¥685,608	¥1,414,963
BB-CCC	—	25,759	17,018	12,591	32,187	8,204	161,371	257,130
CC-D	—	—	—	—	—	—	—	—
Others (1)	8,203	302	—	—	—	—	252	8,757

Total secured corporate loans	¥40,565	¥243,501	¥194,575	¥126,150	¥116,629	¥112,199	¥847,231	¥1,680,850

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	36,329	8,376	—	—	—	—	—	44,705
CC-D	—	—	—	—	—	—	—	—
Others	150	122	—	537	—	143,952	—	144,761

Total unsecured corporate loans	¥36,479	¥8,498	¥—	¥537	¥—	¥143,952	¥—	¥189,466

Advances to affiliated companies
AAA-BBB	¥—	¥4,066	¥3,000	¥1,000	¥—	¥—	¥—	¥8,066
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥4,066	¥3,000	¥1,000	¥—	¥—	¥—	¥8,066

Total	¥598,732	¥853,878	¥217,505	¥142,796	¥127,501	¥310,948	¥1,151,316	¥3,402,676

(1)	Relates to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write offs for the year ended March 31, 2024 were not significant.

F-9
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2025
	2025	2024	2023	2022	2021	2020 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥119,134	¥231,869	¥2,837	¥7,517	¥5,000	¥23,453	¥—	¥389,810
BB-CCC	125,213	219,055	15,000	8,439	—	1,151	—	368,858
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	243,034	—	—	—	—	—	243,034

Total secured loans at banks	¥244,347	¥693,958	¥17,837	¥15,956	¥5,000	¥24,604	¥—	¥1,001,702

Unsecured loans at banks:
AAA-BBB	¥4,500	¥1,377	¥300	¥1,735	¥7,700	¥23,875	¥—	¥39,487
BB-CCC	703	1,000	756	—	—	2,139	—	4,598
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥5,203	¥2,377	¥1,056	¥1,735	¥7,700	¥26,014	¥—	¥44,085

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	—	—	—	—	474,019	322,917	796,936

Total short-term secured margin loans	¥—	¥—	¥—	¥—	¥—	¥474,019	¥322,917	¥796,936

Secured corporate loans:
AAA-BBB	¥58,325	¥289,986	¥266,380	¥89,955	¥90,419	¥159,346	¥385,419	¥1,339,830
BB-CCC	1	32,529	50,893	25,157	4,424	41,270	199,701	353,975
CC-D	—	—	—	—	—	—	—	—
Others (1)	131,132	34,567	—	1,640	—	115	84	167,538

Total secured corporate loans	¥189,458	¥357,082	¥317,273	¥116,752	¥94,843	¥200,731	¥585,204	¥1,861,343

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	147	21	119	—	529	141,750	—	142,566

Total unsecured corporate loans	¥147	¥21	¥119	¥—	¥529	¥141,750	¥—	¥142,566

Advances to affiliated companies
AAA-BBB	¥—	¥—	¥8	¥3,000	¥1,000	¥—	¥—	¥4,008
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥—	¥8	¥3,000	¥1,000	¥—	¥—	¥4,008

Total	¥439,155	¥1,053,438	¥336,293	¥137,443	¥109,072	¥867,118	¥908,121	¥3,850,640

(1)	Relates to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write offs for the year ended March 31, 202 5 were not significant.

F-9
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
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Leases:
Nomura as lessor
Nomura leases real estate and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within
Other assets-Office buildings, land, equipment and facilities.
The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31
	2024			2025
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate (1)	¥21	¥—	¥21	¥21	¥—	¥21
Aircraft	13,259	(184)	13,075	2,757	(127)	2,630

Total	¥13,280	¥(184)	¥13,096	¥2,778	¥(127)	¥2,651

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate used by Nomura.
Nomura recognized lease income of ¥1,795 million, ¥2,794 million and ¥1,879 million for the years ended March 31, 2023, 2024 and 2025, respectively. These are reported
in the consolidated statements of income within
Revenue
—
Other
.
The following table presents an analysis of future undiscounted lease payments receivable in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of March 31, 2025. Amounts in connection with finance leases were not significant.

Millions of yen
March 31, 2025
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥412
1 to 2 years	412
2 to 3 years	412
3 to 4 years	412
4 to 5 years	412
More than 5 years	1,746

Total	¥3,806

F-
100

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura as lessee
Nomura enters into leases of office space, residential facilities for employees, equipment and technology assets in the ordinary course of business in both Japan and overseas as lessee. These arrangements predominantly consist of operating leases. Separately Nomura subleases certain real estate and equipment through operating lease arrangements. The total carrying values of ROU assets recognized in connection with operating leases as of March 31, 2024 and 2025 were ¥166,730 million and ¥156,791 million, respectively. The total carrying values of ROU assets recognized in connection with finance leases as of March 31, 2024 and 2025 were not significant. These lease assets are reported within
Other assets-Office buildings, land, equipment and facilities in the consolidated balance sheets.
The following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the years ended March 31, 2023, 2024 and 2025. Amounts recognized in the consolidated statements of income in respect of finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions were not significant during the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Lease expense:
Operating lease costs	¥47,268	¥48,125	¥48,586

Other income and expenses:
Gross sublease income	¥1,658	¥1,997	¥1,923
Lease cash flow information
Lease payments made in cash in connection with operating leases are classified as operating activity in the consolidated statements of cash flows. The initial recognition of ROU assets and lease liabilities on lease commencement date represents noncash transactions.
The following table presents cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating lease liabilities recorded under operating cash flows and the total amount of ROU assets and lease liabilities recognized during the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Cash flows for operating leases	¥44,689	¥49,339	¥50,114
ROU assets recognized in connection with new operating leases	¥36,032	¥29,374	¥29,148

F-
101

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of lease liabilities
The following table presents an analysis of future undiscounted lease payments under operating leases entered into by Nomura as lessee over the remaining lease term as of March 31, 2025 and also represents a reconciliation between total of such lease payments and the discounted carrying value of operating lease liabilities recognized in the consolidated balance sheets as of March 31, 2025. Finance lease liabilities were not significant as of March 31, 2025. These lease liabilities are reported within
Other liabilities
in the consolidated balance sheets.

Millions of yen
March 31, 2025
Operating leases
Years of payment
Less than 1 year	¥47,738
1 to 2 years	39,068
2 to 3 years	30,647
3 to 4 years	22,223
4 to 5 years	13,290
More than 5 years	30,740

Total undiscounted lease payments	¥183,706
Less: Impact of discounting	(9,574)

Lease liabilities as reported in the consolidated balance sheets	¥174,132

The following table presents the weighted-average discount rate used to measure lease liabilities and the weighted-average remaining lease term of operating leases as of March 31, 2024 and 2025.

	Year ended March 31
	2024	2025
	Operating leases	Operating leases
Weighted-average discount rate used to measure lease liabilities	2.9%	2.1%
Weighted-average remaining lease term	6.9 years	5.3 years
10. Other assets—Office buildings, land, equipment and facilities and Other / Other liabilities:
Office buildings, land, equipment and facilities
The following table presents a breakdown of owned and leased office buildings, land, equipment and facilities as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Land	¥42,914	¥42,934
Office buildings	54,657	46,173
Equipment and facilities	38,110	26,793
Software	130,280	143,002
Construction in progress	16,094	20,761
Operating lease ROU assets	166,730	156,791

Total	¥448,785	¥436,454

F-
102

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization charges are reported within
Non-interest
expenses—Information processing and communications
in the amount of ¥48,893 million, ¥47,244 million, and ¥47,714 million, and in
Non-interest
expenses—Occupancy and related depreciation
in the amount of ¥12,531 million, ¥14,096 million, and ¥13,939 million for the years ended March 31, 2023, 2024 and 2025, respectively.
Other assets—Other / Other liabilities
The following table presents components of
Other assets
—
Other
and
Other liabilities
in the consolidated balance sheets as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Other assets — Other:
Securities received as collateral	¥332,363	¥382,780
Goodwill and other intangible assets	38,387	73,345
Net deferred tax assets (1)	24,254	25,224
Investments in equity securities for other than operating purposes (2)	299,638	302,973
Deposit receivables (3)	316,570	214,587
Prepaid expenses	22,811	28,003
Other	121,598	97,561

Total	¥1,155,621	¥1,124,473

Other liabilities:
Obligation to return securities received as collateral	¥332,363	¥382,780
Accrued income taxes	81,585	88,424
Net deferred tax liabilities (1)	85,301	113,820
Other accrued expenses and provisions (4)	596,684	551,064
Operating lease liabilities	189,814	174,132
Other	128,799	146,378

Total	¥1,414,546	¥1,456,598

(1)
Net deferred tax assets are deferred tax assets offset by deferred tax liabilities which relate to the same tax-paying
component within a particular tax jurisdiction. Net deferred tax liabilities are deferred tax liabilities offset by deferred tax assets which relate to the same tax-paying
component within a particular tax jurisdiction. See Note 15 “Income taxes” for further information.

(2)
Includes equity securities held for other than trading or operating purposes. These investments comprise listed equity securities and unlisted equity securities of ¥6,410 million and ¥293,228 million respectively, as of March 31, 2024, and ¥5,889 million and ¥297,085 million respectively, as of March 31, 2025. These securities are generally carried at fair value, with changes in fair value recognized and reported within
Revenue
—
Other
in the consolidated statements of income. Also includes equity securities without a readily determinable fair value
. See Note 6 “
Non-trading investments
” for further information.

(3)	Includes Japan Securities Clearing Corporation’s clearing fund.
(4)
Includes a liability of ¥21,177 million and ¥14,240 million as of March 31, 2024 and 2025 respectively, in respect of all outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated. See Note 20 “
Commitments, contingencies and guarantees
” for further information.

F-
103

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
An annual goodwill impairment test was performed in the quarter ended March 31, 2024 and 2025. The estimated fair value of Nomura’s reporting units was expected to exceed the carrying value of the reporting unit and therefore no impairment loss was recognized during the years ended March 31, 2024 and 2025.
The following tables present changes in goodwill, which are reported in the consolidated balance sheets within
Other assets
—
Other
for the years ended March 31, 2024 and 2025.

	Millions of yen
	Year ended March 31, 2024
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥110,034	¥(92,814)	¥17,220	¥—	¥(723)	¥2,345	¥112,379	¥(93,537)	¥18,842
Other	418	—	418	—	—	—	418	—	418

Total	¥110,452	¥(92,814)	¥17,638	¥—	¥(723)	¥2,345	¥112,797	¥(93,537)	¥19,260

	Millions of yen
	Year ended March 31, 2025
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥112,379	¥(93,537)	¥18,842	¥—	¥—	¥(2,061)	¥110,318	¥(93,537)	¥16,781
Other	418	—	418	—	—	—	418	—	418

Total	¥112,797	¥(93,537)	¥19,260	¥—	¥—	¥(2,061)	¥110,736	¥(93,537)	¥17,199

(1)	Includes currency translation adjustments.

F-10
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finite-lived and indefinite-lived intangible assets
The following table presents finite-lived intangible assets by type as of March 31, 2024 and 2025.

	Millions of yen
	March 31, 2024			March 31, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥82,155	¥(75,237)	¥6,918	¥77,736	¥(75,382)	¥2,354
Other	3,275	(2,338)	937	3,218	(2,549)	669

Total	¥85,430	¥(77,575)	¥7,855	¥80,954	¥(77,931)	¥3,023

Amortization expenses for the years ended March 31, 2023, 2024 and 2025 were ¥1,589 million, ¥2,479 million and ¥2,552 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2026	¥759
2027	90
2028	90
2029	90
2030	90
The amounts of indefinite-lived intangibles, which primarily includes crypto assets and
trademarks, were ¥11,272 million and ¥53,123 million as of March 31, 2024 and 2025, respectively.
An annual impairment test was performed during the years ended March 31, 2024 and 2025 against these intangibles. The estimated fair value of each intangible exceeded carrying value and therefore no impairment loss was recognized.
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
The following table presents changes in AROs during the years ended March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Balance at beginning of year	¥14,196	¥15,512
Provision for the year	1,354	161
Settled during the year	(38)	(413)
Revisions in estimated cash flows	—	933

Balance at end of year	¥15,512	¥16,193

F-10
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Borrowings:
The following table presents short-term and long-term borrowings of Nomura as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Short-term borrowings (1) :
Commercial paper	¥224,801	¥113,765
Bank borrowings	81,692	341,561
Other	748,224	661,966

Total	¥1,054,717	¥1,117,292

Long-term borrowings:
Long-term borrowings from banks and other financial institutions (2)	¥4,074,720	¥4,213,264
Bonds and notes issued (3) :
Fixed-rate obligations:
Japanese Yen denominated	1,252,324	1,170,404
Non-Japanese Yen denominated	4,116,627	4,778,830
Floating-rate obligations:
Japanese Yen denominated	546,628	603,794
Non-Japanese Yen denominated	571,108	708,559
Index / Equity-linked obligations:
Japanese Yen denominated	946,400	926,572
Non-Japanese Yen denominated	418,622	510,126

	7,851,709	8,698,285

Subtotal	11,926,429	12,911,549

Trading balances of secured borrowings	525,686	462,129

Total	¥12,452,115	¥13,373,678

(1)	Includes secured borrowings of ¥144,920 million and ¥119,682 million as of March 31, 2024 and March 31, 2025 respectively.
(2)	Includes secured borrowings of ¥187,692 million and ¥472,328 million as of March 31, 2024 and March 31, 2025 respectively.
(3)	Includes secured borrowings of ¥903,662 million and ¥811,118 million as of March 31, 2024 and March 31, 2025 respectively.
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

F-10
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2024	2025
Debt issued by the Company	¥4,243,445	¥3,465,010
Debt issued by subsidiaries—guaranteed by the Company (1)	5,156,514	6,568,898
Debt issued by subsidiaries—not guaranteed by the Company (1)	3,052,156	3,339,770

Total	¥12,452,115	¥13,373,678

(1)	Includes trading balances of secured borrowings.
As of March 31, 2024, fixed-rate long-term borrowings mature between 2024 and 2067 with interest rates (including contractual interest rates) ranging from
0.00% to 59.67%. Floating-rate obligations, excluding perpetual subordinated debts, which are generally based on TIBOR, Tokyo Overnight Average rate and Secured Overnight Financing Rate, mature between 2024 and 2062 with interest rates (including contractual interest rates) ranging from
0.00% to 13.18%. Index / Equity-linked obligations mature between 2024 and 2054 with interest rates (including contractual interest rates) ranging from
0.00% to 26.00%.
As of March 31, 2025, fixed-rate long-term borrowings mature between 2025 and 2067 with interest rates (including contractual interest rates) ranging from
0.00% to 44.00%. Floating-rate obligations, excluding perpetual subordinated debts, which are generally based on TIBOR, Tokyo Overnight Average rate and Secured Overnight Financing Rate, mature between 2025 and 2069 with interest rates (including contractual interest rates) ranging from
0.00% to 17.00%. Index / Equity-linked obligations mature between 2025 and 2055 with interest rates (including contractual interest rates) ranging from
0.00% to 36.80%.
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
The following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges, as of March 31, 2024 and 2025.

	March 31
	2024	2025
Short-term borrowings	1.97%	2.77%
Long-term borrowings	3.09%	3.19%
Fixed-rate obligations	3.73%	3.77%
Floating-rate obligations	2.90%	2.74%
Index / Equity-linked obligations	1.05%	1.99%

F-10
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term borrowings
The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2025:

Year ending March 31	Millions of yen
2026	¥1,382,812
2027	1,578,208
2028	1,345,617
2029	1,473,040
2030	1,678,616
2031 and thereafter	5,453,256

Subtotal	12,911,549

Trading balances of secured borrowings	462,129

Total	¥13,373,678

Borrowing facilities
As of March 31, 2024 and 2025, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectively.
Subordinated borrowings
As of March 31, 2024 and 2025, subordinated borrowings were ¥414,500 million and ¥414,500 million, respectively.
12. Earnings per share:
Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income attributable to NHI shareholders by the weighted average number of NHI shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of NHI shares is adjusted to reflect all dilutive instruments where NHI shares is potentially deliverable during the year. In addition, net income attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

F-10
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of net income amounts and the numbers of NHI shares used in the calculation of net income attributable to NHI shareholders per share in order to calculate basic and diluted earnings per share amounts for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2023	2024	2025
Basic —
Net income attributable to NHI shareholders	¥92,786	¥165,863	¥340,736

Weighted average number of NHI shares outstanding	3,006,744,201	3,017,128,412	2,955,204,882

Net income attributable to NHI shareholders per share	¥30.86	¥54.97	¥115.30

Diluted —
Net income attributable to NHI shareholders	¥92,606	¥165,701	¥340,463

Weighted average number of NHI shares outstanding	3,114,313,612	3,144,540,974	3,066,458,811

Net income attributable to NHI shareholders per share	¥29.74	¥52.69	¥111.03

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2023, 2024 and 2025 arising from options to purchase common stock issued by subsidiaries and affiliates.
The weighted average number of shares used in the calculation of diluted EPS reflects the potential issuance of NHI shares arising from stock-based compensation plans which grant Stock Acquisition Rights and Restricted Stock Units (“RSUs”) by the Company and affiliates, which would have minimal impact on EPS for the years ended March 31, 2023, 2024.
For the year ended March 31 2025, in addition to the potential issuances above stock-based compensation plans, the potential issuances from newly issued Performance-based stock units (“PSUs”) are reflected to the calculation of diluted EPS, which would have minimal impact on EPS.
Antidilutive stock options and other stock-based compensation plans to purchase 7,147,000
,
1,805,200
and nil of NHI shares were not included in the computation of diluted EPS for the years ended March 31, 2023, 2024 and 2025, respectively.
Subsequent Events
On April 25, 2025, the Company adopted a resolution to set up a share buyback program. See Note 17 “
Shareholders’ equity
” for further information.
On May 15, 2025, the Company adopted a resolution to grant RSUs and PSUs. See Note 14 “
Deferred compensation awards
” for further information.

F-10
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥5,681 million and ¥5,798 million as of March 31, 2024 and 2025, respectively.
Net periodic benefit cost
The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2023, 2024 and 2025. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Service cost	¥6,398	¥6,028	¥5,748
Interest cost	2,432	3,484	4,039
Expected return on plan assets	(5,968)	(5,658)	(5,664)
Amortization of net actuarial losses	3,818	3,021	1,844
Amortization of prior service cost	(1,607)	(1,603)	(441)

Net periodic benefit cost	¥5,073	¥5,272	¥5,526

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 13 years.

F-1
10

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status
The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2024 and 2025.

	Millions of yen
	As of or for the year ended March 31
	2024	2025
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥265,143	¥245,439
Service cost	6,028	5,748
Interest cost	3,484	4,039
Actuarial gain	(14,049)	(19,012)
Benefits paid	(15,156)	(17,137)
Amendments of pension benefit plans	—	(883)
Acquisition, divestitures and other	(11)	(7)

Projected benefit obligation at end of year	¥245,439	¥218,187

Change in plan assets:
Fair value of plan assets at beginning of year	¥219,462	¥219,869
Actual return on plan assets	10,219	(364)
Employer contributions	848	748
Benefits paid	(10,660)	(11,730)

Fair value of plan assets at end of year	¥219,869	¥208,523

Funded status at end of year	(25,570)	(9,664)

Amounts recognized in the consolidated balance sheets	¥(25,570)	¥(9,664)

The accumulated benefit obligation (“ABO”) was ¥245,439 million and ¥218,187 million as of March 31, 2024 and 2025, respectively.
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

F-1
11

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Plans with ABO in excess of plan assets:
PBO	¥45,899	¥45,064
ABO	45,899	45,064
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥45,899	¥45,064
ABO	45,899	45,064
Fair value of plan assets	—	—
The following table presents
pre-tax
amounts of Japanese entities’ plans deferred in
Accumulated other comprehensive income (loss)
that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2025.

Millions of yen
For the year ended March 31, 2025
Net actuarial loss	¥28,525
Net prior service cost	(5,255)

Total	¥23,270

Pre-tax
amounts of Japanese entities’ plans in
Accumulated other comprehensive income
which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2026
Net actuarial loss	¥737
Net prior service cost	(541)

Total	¥196

Assumptions
The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2024 and 2025.

	March 31
	2024	2025
Discount rate	1.6%	2.3%
Rate of increase in compensation levels	0.5%	0.5%
Interest crediting rate	2.8%	2.9%

F-1
12

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans for the year ended March 31, 2023, 2024 and 2025.

	Year ended March 31
	2023	2024	2025
Discount rate	0.8%	1.3%	1.6%
Rate of increase in compensation levels	0.3%	0.4%	0.5%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%
Interest crediting rate	2.9%	2.8%	2.8%
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
”
The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2024 and 2025 within the fair value hierarchy.

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

F-1
13

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2025
	Level 1	Level 2	Level 3	Balance as of March 31, 2025
Pension plan assets:
Private equity and pooled investments (1)	¥—	¥1,545	¥9,418	¥10,963
Japanese government securities	24,713	—	—	24,713
Investment trust funds and other (2)(3)	—	10,535	20,296	30,831
Life insurance company general accounts	—	75,067	—	75,067
Other assets	—	31,420	—	31,420

Total	¥24,713	¥118,567	¥29,714	¥172,994

(1)	Includes corporate type equity investments.
(2)	Includes primarily debt investment funds. Hedge funds and real estate funds are also included.
(3)
Certain
plan
assets that are
carried
at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2024 and 2025, the fair value of these assets was
¥38,712 million and ¥35,529 million, respectively.

Within the fair value measurement of plan assets of
non-Japanese
entities’ plans as of March 31, 2024, ¥92 million, ¥3,388 million and ¥29,753 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. Within the fair value measurement of plan assets of non-Japanese
entities’ plans as of March 31, 2025, ¥133 million, ¥3,102 million and ¥24,121 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.
See Note 2 “
Fair value measurements
” for further information regarding how Nomura estimates fair value for specific types of financial instruments.
The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2024
	Balance as of April 1, 2023	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2024

Private equity and pooled investments	¥23,078	¥(316)	¥(6,441)	¥16,321
Investment trust funds and other	26,328	2,627	(1,933)	27,022

Total	¥49,406	¥2,311	¥(8,374)	¥43,343

	Millions of yen
	Year ended March 31, 2025
	Balance as of April 1, 2024	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2025
Private equity and pooled investments	¥16,321	¥(3,608)	¥(3,295)	¥9,418
Investment trust funds and other	27,022	(1,245)	(5,481)	20,296

Total	¥43,343	¥(4,853)	¥(8,776)	¥29,714

F-11
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value measurement of plan assets of
non-Japanese
entities’ plans classified as Level 3 mainly consists of annuities which amounted to ¥29,753 million and ¥24,121 million as of March 31, 2024 and 2025, respectively. The amount of unrealized gain (loss) of Level 3 assets amounted to ¥105 million and ¥(4,836) million for the years ended March 31, 2024 and 2025, respectively. The amounts of gains and losses other than above, purchases and sales, and transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2024 and 2025 were not significant.
Cash Flows
Following the amendments of pension benefit plans in Japanese entities, certain contributory funded benefit pension plans were closed for additional funding and will be managed within the accumulated funds.
The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2026	¥17,386
2027	15,261
2028	15,778
2029	14,226
2030	12,818
2031-2035	56,877
Defined contribution pension plans—
In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese
subsidiaries have defined contribution pension plans.
Nomura contributed ¥6,675 million, ¥6,656 million and ¥6,681 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2023, 2024 and 2025, respectively.
The contributions to overseas defined contribution pension plans were ¥11,964 million, ¥15,026 million and ¥15,179 million for the years ended March 31, 2023, 2024 and 2025, respectively.
Health care benefits—
The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all
basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, were ¥9,586 million, ¥9,453 million and ¥10,066 million for the years ended March 31, 2023, 2024 and 2025, respectively.

F-11
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Deferred compensation awards:
Nomura issues deferred compensation awards to senior management and employees, which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.
These stock-based compensation awards comprise Restricted Stock Units (“RSUs”), Performance Share Units (“PSUs”), Stock Acquisition Rights (“SARs”) Plan A and Plan B, Notional Stock Units (“NSUs”), and Collared Notional Stock Units (“CSUs”). SARs Plan A are awards of stock options while RSUs, PSUs, SARs Plan B, NSUs and CSUs are all analogous to awards of restricted common stock. As of March 31, 2025, the numbers of outstanding shares and the total unrecognized compensation cost of PSUs were not significant.
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
RSUs
For each of the RSUs, one NHI share is delivered. The awards generally have a graded vesting period from one
to
three years
with an extending vesting period of up to
seven years
for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.
The grant date fair value per award is determined using the price of NHI shares.
The following table presents activity relating to RSUs for the year ended March 31, 2025.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2024	161,583,000	¥459	1.0
Granted	49,572,200	857
Forfeited	(5,523,160)	606
Delivered	(69,428,830)	459

Outstanding as of March 31, 2025	136,203,210	¥598	0.9

The weighted-average grant date fair value per award for the year ended March 31, 2023, 2024 and 2025 was ¥442, ¥466 and ¥857, respectively.
The total fair value of
RSUs
vested during the years ended March 31, 2023, 2024 and 2025 was ¥26,642 million, ¥36,607 million and ¥62,719 million, respectively. The total value of units delivered during the years ended March 31, 2023 and 2024 was ¥23,978 million and ¥34,362 million, respectively. A total of 45,870,222 shares were delivered during the year ended March 31, 2025 with a total value of ¥63,041 million. The aggregate value of
RSUs
outstanding as of March 31, 2025 was ¥123,700 million.

F-11
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2025, total unrecognized compensation cost relating to nonvested
RSUs
was ¥12,459 million which is expected to be recognized over a weighted average period of 1.8 years.
Nomura withholds vested
RSUs
to meet employer statutory tax withholding requirements of employees arising on either vesting of the awards or delivery of the Company’s common stock. The total cash paid to tax authorities to settle these requirements was ¥9,060 million, ¥12,669 million and ¥20,583 million during the
year ended March 31, 2023, 2024 and 2025. These cash flows are classified as outflows from financing activities in the consolidated statements of cash flows.
SARs Plan B
In prior years, the Company issued SARs Plan B linked to the price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock, have an exercise price of
¥1
per share and graded vesting generally over
three years
with certain longer vesting or holding periods where required under local regulations.
The grant date fair value of SARs Plan B is determined using the price of NHI shares.
No new SARs Plan B have been granted since April 1, 2018.
The numbers of outstanding shares of SARs Plan B as of March 31, 2024 and 2025 were not significant.
The total unrecognized compensation cost relating to SARs Plan B during the years ended March 31, 2023, 2024 and 2025 were not significant.
Total compensation expense recognized within
Non-interest
expenses
—
Compensation and benefits
in the consolidated statements of income relating to RSUs and SARs for the years ended March 31, 2023, 2024 and 2025 were
¥
35,216
 million, ¥
35,577
 million and ¥
38,381
 million, respectively.
Total related tax benefits recognized in the consolidated statements of income relating to RSUs for the years ended March 31, 2023, 2024 and 2025 were not significant. The dilutive effect of outstanding deferred compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations. See Note 12
“Earnings per share”
for further information.
There
were no
significant modifications of RSUs or SARs Plan B during the years ended March 31, 2023, 2024 and 2025.
NSUs and CSUs
NSUs and CSUs are cash-settled awards linked to the price of the Company’s common stock. NSUs replicate the key features of SARs Plan B described above but are settled in cash rather than exercisable into NHI shares. CSUs are similar to NSUs but exposure to movements in the price of the Company’s common stock is subject to a cap and floor. Both types of award have graded vesting periods generally over three years with certain longer vesting periods where required by local regulations.
The fair value of NSUs and CSUs are determined using the price of NHI shares.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2025.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price

Outstanding as of March 31, 2024	22,491,211	¥949		9,203,390	¥612
Granted	9,098,117	896	(1)	—	—
Vested	(13,915,309)	952	(2)	(5,775,113)	552	(2)
Forfeited	(148,730)			(275,599)

Outstanding as of March 31, 2025	17,525,289	¥854	(3)	3,152,678	¥478	(3)

(1)	Weighted-average price of NHI shares used to determine number of awards granted.
(2)	Weighted-average price of NHI shares used to determine the final cash settlement amount of the awards.
(3)	The price of NHI shares used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2025.
Total compensation expense recognized within
Non-interest
expenses
—
Compensation and benefits
in the consolidated statements of income relating to
NSUs
and
CSUs
for the years ended March 31, 2023, 2024 and 2025 were ¥11,544 million, ¥15,936 million and ¥7,995 million, respectively.
Total unrecognized compensation cost relating to nonvested
NSUs
, based on the fair value of these awards as of March 31, 2025, was ¥608 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.9 years. The total fair value of
NSUs
which vested during the years ended March 31, 2023, 2024 and 2025 was ¥6,174 million, ¥7,479 million and ¥13,249 million, respectively.
Tot
al

unrecognized compensation cost relating to nonvested
CSUs
, based on the fair value of these awards as of March 31, 2025, was ¥124 million. The total fair value of
CSUs

which vested during the years ended March 31, 2023, 2024 and 2025 was ¥1,380 million, ¥3,179 million and ¥3,190 million, respectively.
Total tax benefits recognized in the consolidated statements of income for compensation expense relating to
NSUs
and
CSUs
for the years ended March 31, 2023, 2024 and 2025 were ¥164 million, ¥186 million and ¥174 million, respectively.
There were no significant modifications of NSUs or CSUs during the years ended March 31, 2023, 2024 and 2025.
Subsequent events
On May 15, 2025, the Company adopted a resolution to grant
RSUs
to certain senior management and employees. A total of 55,950,200
RSUs
have been granted which generally have a graded vesting period from one
to three years or with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.
On May 15, 2025, the Company adopted a resolution to grant
PSUs
to executive officers of the Company. The base number of shares has been calculated as 769,600 shares, and the number of shares when applying
a

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

payout
rate of 150% is 1,154,500
shares. PSUs are to deliver NHI shares to grantees depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSUs will be primarily in treasury stock.
On May 23, 2025, Nomura also granted NSUs to senior management and employees in countries where RSUs are less favorably treated for tax or other reasons. These NSUs have a total grant date fair value of
¥8 billion and vesting periods of up to seven years.
15. Income taxes:
The following table presents components of
Income tax expense
reported in the consolidated statements of income for the years ended March 31, 2023, 2024 and 2025. Foreign amounts represent income tax benefits or expense generated from Nomura operations outside of Japan.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Current:
Domestic	¥35,107	¥74,117	¥89,845
Foreign	16,554	22,825	23,305

Subtotal	51,661	96,942	113,150

Deferred:
Domestic	14,356	2,566	9,784
Foreign	(8,219)	(2,878)	1,775

Subtotal	6,137	(312)	11,559

Total	¥57,798	¥96,630	¥124,709

The
income tax benefit recognized from operating losses for the years ended March 31, 2023, 2024 and 2025 was ¥1,787 million, ¥1,901 million and ¥6,086 million, respectively, which is included within deferred income tax expense above.
The Company and its wholly-owned domestic subsidiaries have applied the Group Tax Sharing system in Japan. The Group Tax Sharing system is only available for a national tax.
Effective statutory tax rate reconciliation
The effective statutory tax rate applicable to Nomura in Japan was approximately 31% as of March 31, 2023, 2024 and 2025, respectively.
On March 31, 2025, the “Act to partially revise the Income Tax Act and Others” (Act No. 13 of 2025) was enacted in Japan. Under the act, effective from the fiscal year beginning on or after April 1, 2026, the effective statutory tax rate for Nomura will be increased from 31% to 31.5%
in Japan. As a result, Nomura revalued its Japan-based deferred tax assets and liabilities that are expected to be realized on or after April 1, 2026 and recognized an increase in net deferred tax liabilities and current year income tax expenses of ¥
2,077
million.
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
The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2023, 2024 and 2025. The effective tax rate presented in the following table represents total income tax expense for the year as a percentage of
Income (loss) before income taxes
.

	Year ended March 31
	2023	2024	2025
Nomura’s effective statutory tax rate	31.0%	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances	11.3	3.9	(5.3)
Additional taxable income	0.7	0.2	1.3
Non-deductible expenses	7.8	6.0	3.2
Non-taxable income	(4.7)	(2.5)	(1.6)
Dividends from foreign subsidiaries	0.1	0.0	0.0
Tax effect of undistributed earnings of foreign subsidiaries	0.3	(0.2)	0.0
Different tax rate applicable to income (loss) of foreign subsidiaries	(0.9)	(0.2)	(2.5)
Effect of changes in foreign tax laws	(1.9)	0.0	0.0
Effect of changes in domestic tax laws	—	—	0.4
Tax benefit recognized on the outside basis differences for investment in subsidiaries and affiliates	(2.3)	(0.0)	(0.0)
Other	(2.7)	(2.9)	(0.1)

Effective tax rate	38.7%	35.3%	26.4%

F-1
20

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2024 and 2025, before offsetting of amounts which relate to the same tax-paying
component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2024	2025
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥41,883	¥38,105
Investments in subsidiaries and affiliates	7,364	310
Valuation of financial instruments	136,834	123,754
Accrued pension and severance costs	11,837	6,571
Other accrued expenses and provisions	83,418	86,813
Operating losses	477,358	462,392
Lease liabilities	48,951	45,937
Other	20,811	19,994

Gross deferred tax assets	828,456	783,876
Less—Valuation allowances	(595,668)	(571,017)

Total deferred tax assets	232,788	212,859

Deferred tax liabilities
Investments in subsidiaries and affiliates	109,611	120,341
Valuation of financial instruments	111,175	107,997
Undistributed earnings of foreign subsidiaries	2,257	3,014
Valuation of fixed assets	22,945	22,930
Right-of-use assets	43,443	41,413
Other	4,404	5,760

Total deferred tax liabilities	293,835	301,455

Net deferred tax assets (liabilities)	¥(61,047)	¥(88,596)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying
component within a particular tax jurisdiction, net deferred tax assets reported within
Other assets
—Other
in the consolidated balance sheets were ¥24,254 million and ¥25,224 million as of March 31, 2024 and 2025, respectively and net deferred tax liabilities reported within
Other liabilities
in the consolidated balance sheets were ¥85,301 million and ¥113,820 million as of March 31, 2024 and 2025, respectively.
As of March 31, 2025, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥76,310 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

F-1
21

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred taxes
The following table presents changes in total valuation allowances recognized against deferred tax assets for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023		2024		2025
Balance at beginning of year	¥466,145		¥515,068		¥595,668
Net change during the year	48,923	(1)	80,600	(2)	(24,651	) (3)

Balance at end of year	¥515,068		¥595,668		¥571,017

(1)
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

(2)
Primarily includes an increase of ¥83,838 million of valuation allowances of certain foreign subsidiaries primarily due to an increase in operating loss carryforwards, and a reduction of ¥3,238 million of valuation allowances related to Japanese subsidiaries and the Company primarily due to a utilization of loss carryforwards. In total, ¥80,600 million of allowances increased.

(3)
Primarily includes a decrease of ¥21,610 million of valuation allowances of certain foreign subsidiaries primarily due to a decrease
in operating loss carryforwards, and a reduction of ¥3,041 million of valuation allowances related to Japanese subsidiaries and the Company primarily due to a utilization of loss carryforwards. In total, ¥24,651 million of allowances decreased.

As of March 31, 2025, total operating loss carryforwards were ¥2,252,303 million, which included ¥327,402 million relating to the Company and domestic subsidiaries, ¥779,578 million relating to foreign subsidiaries in U.K., ¥691,558 million relating to foreign subsidiaries in U.S., ¥393,409 million relating to foreign subsidiaries in Hong Kong, and ¥60,356 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥1,453,388 million can be carried forward indefinitely, ¥701,498 million expires by March 31, 2035 and ¥97,417 million expires in later fiscal years.
In determining the amount of valuation allowances to be recognized as of March 31, 2025, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries. In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provide the most verifiable negative evidence available and outweigh positive evidence.
While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, such strategies are not relied upon as significant positive evidence resulting in a reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2023, 2024 and 2025. In addition, valuation allowances have not been significantly reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.
The determination of whether deferred tax assets will be realized, and therefore whether a valuation allowance is required, is inherently subjective and often requires management judgment around the future profitability of Nomura entities, an interpretation of tax rules by courts and regulatory authorities and tax

F-1
22

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

examinations by taxing authorities, and the appropriate weighting of positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize deferred tax assets in the relevant tax jurisdiction.
Unrecognized tax benefits
The following table presents changes in Nomura’s unrecognized tax benefits for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Balance at beginning of year	¥35,774	¥34,763	¥41,437
Increases based on tax positions related to the current period	2,446	5,076	6,791
Increases based on tax positions related to the prior periods	—	608	866
Decreases based on tax positions related to the prior periods	(2,629)	—	—
Decreases related to lapse of the applicable statute of limitations	(4,038)	(3,812)	—
Exchange rate fluctuations	3,210	4,802	(632)

Balance at end of year	¥34,763	¥41,437	¥48,462

The amounts of unrecognized tax benefits which would reduce Nomura’s effective tax rate in future periods if recognized for the years ended
March 31, 2023, 2024, and 2025, were
¥5,766 million, ¥10,057 million
,
and ¥17,561
million, respectively. The remaining balance would not impact the effective tax rate as it is expected to increase operating loss carryforwards and corresponding valuation allowance.
There were also no significant movements of the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2023, 2024 and 2025.
Nomura is under regular examination by the Japanese National Tax Agency and other taxing authorities in the major tax jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. It is reasonably possible that there may be an increase or decrease in unrecognized tax benefits within 12 months of March 31, 2025, depending on the outcome of the examinations. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.
Examinations by taxing authorities
Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.

F-1
23

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major tax jurisdictions in which Nomura operates as of March 31, 2025.

Jurisdiction	Year ended March 31,

Japan	2020	(1)
United Kingdom	2016	(2)
United States	2022

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the year ended March 31, 2019.
(2)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the year ended March 31, 2016.
16. Other comprehensive income (loss):
The following tables present changes in
Accumulated other comprehensive income (loss)
for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	For the year ended March 31, 2023
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥136,912	¥109,801	¥(3,946)	¥105,855	¥242,767
Pension liability adjustment (1)	(43,803)	8,615	3,014	11,629	(32,174)
Own credit adjustments (3)	34,864	73,193	(196)	72,997	107,861

Total	¥127,973	¥191,609	¥(1,128)	¥190,481	¥318,454

	Millions of yen
	For the year ended March 31, 2024
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥242,767	¥201,662	¥(358)	¥201,304	¥444,071
Pension liability adjustment (1)	(32,174)	11,220	1,442	12,662	(19,512)
Own credit adjustments (3)	107,861	(71,965)	(471)	(72,436)	35,425

Total	¥318,454	¥140,917	¥613	¥141,530	¥459,984

F-12
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31, 2025
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥444,071	¥(38,121)	¥2,027	¥(36,094)	¥407,977
Pension liability adjustment (1)	(19,512)	11,317	1,090	12,407	(7,105)
Net unrealized gain (loss) on non-trading debt securities (2)	—	(1,147)	—	(1,147)	(1,147)
Own credit adjustments (3)	35,425	12,870	(212)	12,658	48,083

Total	¥459,984	¥(15,081)	¥2,905	¥(12,176)	¥447,808

(1)	See Note 13 “ Employee benefit plans ” for further information.
(2)	See Note 6 “ Non-trading investments ” for further information.
(3)	See Note 2 “ Fair value measurements ” for further information.
The following tables present significant reclassifications out of
Accumulated other comprehensive income (loss)
for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	For the year ended March 31
	2023	2024	2025	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥4,033	¥358	¥(2,027)	Revenue—Other / Non-interest expenses—Other
	(87)	—	—	Income tax expense

	3,946	358	(2,027)	Net income (loss)

	—	—	—	Net income attributable to noncontrolling interests

	¥3,946	¥358	¥(2,027)	Net income (loss) attributable to NHI shareholders

F-12
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31
	2023	2024	2025	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Pension liability adjustment:
	¥(3,372)	¥(1,737)	¥(1,464)	Non-interest expenses—Compensation and benefits / Revenue—Other
	358	295	374	Income tax expense

	(3,014)	(1,442)	(1,090)	Net income (loss)

	—	—	—	Net income attributable to noncontrolling interests

	¥(3,014)	¥(1,442)	¥(1,090)	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2023	2024	2025	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Own credit adjustments:
	¥334	¥597	¥315	Revenue—Net gain on trading
	(138)	(126)	(103)	Income tax expense

	196	471	212	Net income (loss)

	—	—	—	Net income attributable to noncontrolling interests

	¥196	¥471	¥212	Net income (loss) attributable to NHI shareholders

F-12
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Shareholders’ equity:
The following table presents changes in shares of NHI shares outstanding for the years ended March 31, 2023, 2024 and 2025.

	Number of Shares
	Year ended March 31
	2023	2024	2025
Common stock outstanding at beginning of year	3,017,804,012	3,003,679,324	2,970,755,160
Decrease of common stock by cancellation of treasury stock	—	(70,000,000)	—
Common stock held in treasury:
Repurchases of common stock	(50,016,744)	(80,617,143)	(63,523,657)
Sales of common stock	296	534	115
Common stock issued to employees	35,900,087	47,695,273	48,981,222
Cancellation of treasury stock	—	70,000,000	—
Other net change in treasury stock	(8,327)	(2,828)	(1,875)

Common stock outstanding at end of year	3,003,679,324	2,970,755,160	2,956,210,965

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in
capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2023, 2024 and 2025, the amounts available for distributions were ¥1,425,642 million, ¥1,418,959 million and ¥1,405,134 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.
Dividends on
NHI shares
per share for the years ended March 31, 2023, 2024 and 2025 were ¥17.0, ¥23.0 and ¥57.0, respectively. Dividend for the year ended March 31
,
2025 includes a commemorative dividend of ¥10.0 per share in celebration of the company’s 100th anniversary on December 25, 2025.
On April 26, 2022, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article
459-1
of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 50,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥30,000 million and (c) the share buyback ran
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
ran
from May 16, 2023 to March 29, 2024. Under this repurchase program, the Company repurchased 34,368,500 shares of common stock at a cost of ¥20,000 million.
During the year ended March 31, 2024, due to the cancellation of treasury stock on June 1, 2023, total number of issued shares and treasury stock decreased by 70,000,000 shares, respectively.
On January 31, 2024, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article
459-1
of the Companies Act of Japan as follows: (a) total number of shares

F-12
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

authorized for repurchase is up to 125,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥100,000 million and (c) the share buyback ran
from February 16, 2024 to September 30, 2024. Under this repurchase program, the Company repurchased 109,726,600 shares of common stock at a cost of ¥100,000 million.
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
Subsequent Events
On April 25, 2025, the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

(1)	Reasons
To use the acquired treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation.

(2)	Contents of Buyback
a) Type of stock to be purchased Common Stock
b) Total number of stocks to be purchased
Upper limit of 100,000,000 shares (3.2% of outstanding shares)
c) Total amount of stocks
Maximum of 60,000 million yen
d) Term
May 15, 2025 to December 30, 2025
(Excluding the ten business days following the announcement of quarterly operating results)
e) Method
Purchase on the stock exchange via a trust bank
(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.
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
In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2024 and 2025, the Company was in compliance with common equity Tier 1 capital ratio, Tier 1 capital ratio and

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consolidated
capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2025 was 7.71% for the common equity Tier 1 capital ratio, 9.21% for the Tier 1 capital ratio and 11.21% for the consolidated capital adequacy ratio.
Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules require the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2024 and 2025, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2024 and 2025, the capital adequacy ratio of NFPS also exceeded 120%.
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
As
of March 31, 2024 and 2025, the total amount of segregated client cash recognized as an asset in
Deposits with stock exchanges and other segregated cash
in the consolidated balance sheets was ¥54,893 million and ¥110,223 million, respectively. As of March 31, 2024 and 2025, the total amount of segregated securities recognized as assets in
Trading assets
and
Collateralized agreements
in the consolidated balance sheets was ¥992,563 million and ¥1,034,783 million, respectively.
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
As of March 31, 2024 and 2025, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

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
Swap Dealer (SD) and with the SEC as a conditionally registered Security-based Swap Dealer (SBSD). NIP is a member of National Futures Association (NFA). Both the SEC and CFTC have granted substituted compliance in some cases to recognize the comparability of U.K. regulations as being equivalent to satisfy the relevant requirements under the U.S. Dodd Frank regime. NIP has elected to rely on certain aspects of the substituted compliance regime in areas including, but not limited to, capital and margin, reporting and record keeping. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. NEHS also has a number of European domiciled subsidiaries including Nomura Financial Products Europe GmbH (“NFPE”), Banque Nomura France (“BNF”) and Nomura Bank Luxembourg S.A. (“NBL”) which are subject to the EU Capital Requirements Regulation and local regulations as applied by the regulators in the country of domicile of the subsidiary. NFPE is domiciled in Germany and is regulated by the German regulator (“BaFin”), BNF is domiciled in France and is regulated by the French regulator (“ACPR”) and NBL is domiciled in Luxembourg and is regulated by the Luxembourg regulator (“CSSF”). As of March 31, 2024 and 2025, NEHS, NIP, NBI, NFPE, BNF and NBL were all in compliance with relevant regulatory capital related requirements.
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
19. Affiliated companies and other equity-method investees:
Nomura’s significant affiliated companies and other equity-method investees include Nomura Research Institute, Ltd. (“NRI”) and Nomura Real Estate Holdings, Inc. (“NREH”). Nomura also invests in American Century Companies, Inc., that is carried at fair value on a recurring basis through election of the FVO. See Note 2 “
Fair value measurements
” for further information.
NRI
NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.
As
of March 31, 2024 and 2025, Nomura’s ownership of NRI was 23.0% and 23.0%
respectively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NREH
NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.
As of March 31, 2024 and 2025, Nomura’s ownership of NREH was 37.5% and 37.2% respectively.
As of March 31, 2024 and 2025, the carrying value of the investments in equity method investees in the aggregate exceeded Nomura’s equity in the underlying net assets of these equity method investees by ¥27,053 million and ¥31,576 million, respectively, and such excess primarily represented equity method goodwill for each significant equity method investee, except for certain equity method investees including NREH for which Nomura’s carrying value was below Nomura’s equity in the underlying net assets of the investees.
Summary financial information—
The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2024 and 2025, and for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Total assets	¥3,370,063	¥3,849,351
Total liabilities	2,204,376	2,597,957

	Millions of yen
	Year ended March 31
	2023	2024	2025
Net revenues	¥1,079,609	¥1,187,696	¥1,254,864
Non-interest expenses	838,005	937,551	965,914
Net income attributable to affiliated companies	179,073	176,705	209,174
The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2024 and 2025, and during the years ended March 31, 2023, 2024 and 2025. Investments in American Century Companies, Inc., for which FVO was elected, are not included in
Investments in affiliated companies
in the following table and are reported within
Other assets—Other
in the consolidated balance sheets.

	Millions of yen
	March 31
	2024	2025
Investments in affiliated companies	¥452,437	¥497,435
Advances to affiliated companies	9,580	8,954
Other receivables from affiliated companies (1)	24,782	38,351
Other payables to affiliated companies (2)	29,546	26,643

(1)	Includes ROU assets of ¥23,157 million and ¥20,664 million as of March 31, 2024 and 2025, respectively.
(2)	Includes operating lease liabilities of ¥23,157 million and ¥20,664 million as of March 31, 2024 and 2025, respectively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31
	2023	2024	2025

Revenues	¥2,795	¥2,172	¥3,887
Non-interest expenses	50,966	53,177	52,721
Purchase of software, securities and tangible assets	19,602	15,367	44,954
The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2024 and 2025.

	Millions of yen
	March 31
	2024	2025
Carrying amount	¥394,091	¥429,968
Fair value	844,412	919,677
The following table presents equity in earnings of from equity-method investees and dividends from equity-method investees and equity-method investees for which FVO was elected, for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Equity in earnings of equity-method investees (1)	¥47,480	¥45,687	¥52,454
Dividends from equity-method investees and equity-method investees for which FVO was elected (2)(3)	26,221	27,770	37,067

(1)	Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income.
(2)	Dividends from equity-method investees for which FVO was elected are reported within Interest and Dividends .
(3)	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.
Subsequent events
On April 10, 2025, Nomura sold certain owned land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, for effective utilization of its assets. The transaction counterparties included Nomura Real Estate Development Co., Ltd., a subsidiary of Nomura Real Estate Holdings, Inc., an affiliated company, and a third party financing company. As a result of the sale, a gain of approximately ¥
56,144
million will be recognized through earnings in the consolidated financial statements for the first quarter of the fiscal year ending March 2026.
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
The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2024 and 2025.

	Millions of yen
	March 31, 2024	March 31, 2025
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,724,901	¥2,038,836
Other commitments to extend credit	1,380,710	1,199,287

Total	¥3,105,611	¥3,238,123

Commitments to invest	¥31,989	¥25,677
Maturity profile of these commitments as of March 31, 2025:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥2,038,836	¥2,038,836	¥—	¥—	¥—
Other commitments to extend credit	1,199,287	256,489	449,094	303,339	190,365

Total	¥3,238,123	¥2,295,325	¥449,094	¥303,339	¥190,365

Commitments to invest	¥25,677	¥4,563	¥3,813	¥580	¥16,721
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
Other commitments
Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements were ¥94,478 million as of March 31, 2024 and ¥91,877 million as of March 31, 2025.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2025, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥91,877	¥14,323	¥69,232	¥3,896	¥2,845	¥1,362	¥219
Above table includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment association.
Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥2,926 billion for resale agreements and ¥1,408 billion for repurchase agreements as of March 31, 2024 and ¥1,880 billion for resale agreements and ¥1,305 billion for repurchase agreements as of March 31, 2025.
Nomura has commitments to purchase notes held by our clients. These commitments amounted to ¥17 billion as of March 31, 2024 and ¥33 billion as of March 31, 2025.
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
” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2024 and 2025, a total liability of ¥21,177 million and ¥14,240 million has been recognized, respectively, and reported within the

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consolidated
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
For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 23, 2025, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately
¥52
billion.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain
of the Company’s subsidiaries in the U.S. securitized residential mortgage loans as residential mortgage-backed securities (“RMBS”) by purchasing loans from third-party originators rather than originating them. These subsidiaries received and provided loan level representations and warranties that detailed borrower characteristics and property conditions, including credit status and compliance with guidelines and laws. From RMBS issued between 2005 and 2007, the subsidiaries received repurchase claims totaling $3,203 million, rejecting demands made after the statute of limitations applicable to breach of representation claims expired. Investors initiated breach of contract actions through the trustee from 2011 to 2014. Claims filed within the six-year
statute of limitations survived dismissal motions, leading to completed discovery. The Company has been engaged in efforts to resolve the actions outside of Court, and has finalized five settlement agreements with Trustees, dismissing those actions with prejudice, while two remaining Trusts await court proceedings for settlement agreements approved by Certificateholders.
NIP is involved in two Italian civil claims and has been involved in an Italian administrative matter, each described further below relating to certain structured financial transactions that Banca Monte dei Paschi di Siena SpA (“MPS”) entered into with NIP in 2009 (“Transactions”). The Transactions have also been subject to criminal proceedings, in relation to which NIP and two former employees of NIP were acquitted on appeal as well as other civil litigation which has been resolved.
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
In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary
damages in an amount left to be quantified by the Judge. In May 2024, the court rejected all of York’s claims. In June 2024, York appealed the decision to the Milan Court of Appeal.
Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018
,
CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB appealed the Court of Appeal’s decision to the Italian Supreme Court but has now withdrawn its appeal and the proceedings have been discontinued.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks were found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. The fine was provisionally paid as required. In August 2021, NIP and the Company appealed the decision to the European Union’s General Court. In March 2025 the General Court upheld the European Commission’s decision but reduced the amount of
NIP’s

and the Company’s fine to approximately EUR 125.6 million.
 In June 2025, NIP and the Company appealed the decision to the Court of Justice of the European Union.
NIP was named as a defendant in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB. NIP and the remaining defendants have agreed to a settlement with plaintiffs without admitting any wrongdoing. The settlement has received final Court approval.
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
In September 2017 and November 2017, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks sought to recover approximately $68 million in damages, plus interest. By judgment dated October 13, 2023, the Taipei District Court dismissed the FT Syndicate
Banks’
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
In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2013. During the year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears that the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.
In and after August 2022, Nomura Financial Advisory and Securities (India) Private Limited (“NFASI”) was served with seven commercial suits filed with the Bombay High Court, and one commercial suit filed with the City Civil Court of Mumbai, against NFASI and other parties. The lawsuits relate to the same equity disposal where the plaintiffs were eight of the sellers and NFASI acted as financial advisor to the sellers, and include allegations that NFASI failed to comply with its duties as financial advisor. The total claim amounts in the suits are approximately INR 5.2 billion in damages, plus interest.
In October 2024, NIP received a statement of claim from a Prosecutor of the Court of Auditors in Italy in relation to an advisory relationship NIP entered into with an Italian Regional counterparty in 2005. The claim alleges that NIP caused harm to the Italian Regional counterparty and as such civil damages of approximately EUR 122.8 million are payable.
In May 2025, the Company’s consolidated subsidiary Nomura Securities Co., Ltd., decided to carry out a thorough investigation and provide potential compensation, to a certain extent and depending on individual circumstances, to customers for their damages that occurred due to transactions such as the purchase and sale of securities and other financial instruments, conducted by third parties using clients’ assets through unauthorized access to securities accounts due to fraudulent activities, such as phishing.
A counterparty has asserted a claim against NIP and Nomura Singapore Limited (“NSL”) relating to derivative transactions entered into between the counterparty and either NIP or NSL between 2017 and 2023. The counterparty alleges that they were charged excess sums and suffered damages for breach of contract. To date, no legal proceedings have been issued in respect of the claim.
In addition to the matters described above, Nomura is also involved in other matters which can include ongoing lawsuits by counterparties or other third parties or formal and informal reviews, requests for information, audits, assessments and investigations by regulators, taxing authorities and other governmental agencies regarding certain business activities, which may include trading, financing, prime brokerage, market-making, advisory services, investment management services, and financial reporting matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or limitations on the ability to conduct certain business. These are not separately disclosed above on the basis that these are not currently considered significant.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Millions of yen
	March 31
	2024		2025
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts (1)(2)	¥11,286,872	¥613,663,415	¥9,399,725	¥609,318,612
Standby letters of credit and other guarantees (3)	—	3,561,640	—	4,939,056

(1)	Credit derivatives are disclosed in Note 3 “ Derivative instruments and hedging activities ” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)
Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee is minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2025.

	Millions of yen
	Carrying value	Maximum potential payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥9,399,725	¥609,318,612	¥161,262,557	¥205,213,613	¥51,051,118	¥191,791,324
Standby letters of credit and other guarantees	—	4,939,056	4,889,013	39,594	10,426	23
21. Segment and geographic information:
Operating segments—
Nomura’s operating management and management reporting are prepared based on the Wealth Management, the Investment Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. Please refer to Note 4 “
Revenue from services provided to customers
” for types of products and services offered by each reportable segment and corresponding revenue. Nomura renamed the Retail Division as the “Wealth Management Division,” effective April 1, 2024.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In its Wealth Management, Nomura provides investment consultation services mainly to individual clients in Japan. In its Investment Management segment, Nomura mainly provides various investment management services and investment solutions such as establishing and managing investment trusts, discretionary investment services for Japanese and overseas investors, investment and management for investment vehicles and for funds for institutional investors, and management of silent partnerships (“
Tokumei kumiai
”). In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory.
Nomura’s Chief Operating Decision Maker (the “CODM”) is the Executive Management Board (the “EMB”) which is the management function primarily responsible for assessing performance of and allocating resources to the business segments.
Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “
Other
,” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.
Business segments’ results are shown in the following tables. The EMB reviews business segment results including
Net
revenue
,
Non-
interest
expenses
, and
Income before income taxes
on a regular basis. The EMB uses these measures along with certain segment-specific KPIs and budgets to evaluate segment performance and to make key operating decisions, including resource and capital allocations.
Business segments’ information on total assets is not disclosed as EMB does not consider such information for its operating decisions and therefore, it is not reported.

	Millions of yen
	Wealth Management	Investment Management	Wholesale (1)	Other (Incl. elimination)	Total
Year ended March 31, 2023
Non-interest revenue	¥297,496	¥120,096	¥809,681	¥175,034	¥1,402,307
Net interest revenue	2,695	8,463	(37,301)	(10,316)	(36,459)

Net revenue	300,191	128,559	772,380	164,718	1,365,848
Non-interest expenses (2)	266,695	85,064	743,011	91,333	1,186,103

Income before income taxes	¥33,496	¥43,495	¥29,369	¥73,385	¥179,745

Year ended March 31, 2024
Non-interest revenue	¥395,900	¥149,575	¥875,664	¥125,640	¥1,546,779
Net interest revenue	6,461	4,568	(9,517)	24,050	25,562

Net revenue	402,361	154,143	866,147	149,690	1,572,341
Non-interest expenses (2)	279,682	93,945	812,236	102,287	1,288,150

Income before income taxes	¥122,679	¥60,198	¥53,911	¥47,403	¥284,191

Year ended March 31, 2025
Non-interest revenue	¥440,553	¥181,010	¥1,015,803	¥173,065	¥1,810,431
Net interest revenue	10,934	11,463	42,135	19,071	83,603

Net revenue	451,487	192,473	1,057,938	192,136	1,894,034
Non-interest expenses (2)	280,736	102,882	891,656	145,247	1,420,521

Income before income taxes	¥170,751	¥89,591	¥166,282	¥46,889	¥473,513

(1)
Non-interest
revenue
and
Non-interest
expense
for the year ended March 31, 2023 include gains of ¥12,025 million, as the recoverable amount for a part of the claim related to the loss arising from the U.S. Prime Brokerage Event was reasonably estimated and collected. The gains are reported within
Net gain on trading
in the amount of ¥9,954 million and in
Non-interest
expenses
—Other
in the amount of ¥(2,071) million in the consolidated statements of income.

(2)	Includes primarily personnel expenses, occupancy, technology, and professional fees.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions between operating segments are recorded within segment results based on commercial terms and conditions and are eliminated in “
Other
.”
The following table presents the major components of
Income before income taxes
in
“Other”
for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Net gain (loss) related to economic hedging transactions	¥(4,846)	¥2,021	¥(5,809)
Realized gain on investments in equity securities held for operating purposes	28,385	21,027	1,475
Equity in earnings of affiliates	47,744	46,420	51,221
Corporate items	(12,590)	(11,997)	(5,884)
Other (1)(2)	14,692	(10,068)	5,886

Total	¥73,385	¥47,403	¥46,889

(1)	Income before income taxes for the year ended March 31, 2023 includes a gain of approximately ¥28.0 billion from the sale of Nomura Research Institute, Ltd. ordinary shares.
(2)	Includes the impact of Nomura’s own creditworthiness.
The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported
Net revenue,
Non-interest
expenses
and
Income before income taxes
in the consolidated statements of income for the years ended March 31, 2023, 2024 and 2025.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Net revenue	¥1,365,848	¥1,572,341	¥1,894,034
Unrealized gain (loss) on investments in equity securities held for operating purposes (1)	(30,271)	(10,341)	(1,549)

Consolidated net revenue	¥1,335,577	¥1,562,000	¥1,892,485

Non-interest expenses	¥1,186,103	¥1,288,150	¥1,420,521
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,186,103	¥1,288,150	¥1,420,521

Income before income taxes	¥179,745	¥284,191	¥473,513
Unrealized gain (loss) on investments in equity securities held for operating purposes (1)	(30,271)	(10,341)	(1,549)

Consolidated income before income taxes	¥149,474	¥273,850	¥471,964

(1)	Includes a reversal of unrealized gain (loss) on investments in equity securities held for operating purposes that were sold in the years ended March 31, 2023, 2024 and 2025.
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
The tables below present a geographic allocation of
Net revenue
and
Income (loss)
before income taxes
from operations by geographic areas for the years ended March 31, 2023, 2024 and 2025 and Long-lived assets associated with Nomura’s operations as of March 31, 2023, 2024 and 2025.
Net revenue
in Americas and Europe in the table substantially represents Nomura’s operations in the U.S. and the U.K., respectively.
Net revenue
and Long-lived assets have been allocated based on transactions with external customers while
Income (loss)
before income taxes
has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2023 (2)	2024	2025
Net revenue (1)(2) :
Americas	¥290,036	¥453,069	¥589,122
Europe	163,977	269,292	375,648
Asia and Oceania	68,817	56,684	61,730

Subtotal	522,830	779,045	1,026,500
Japan	812,747	782,955	865,985

Consolidated	¥1,335,577	¥1,562,000	¥1,892,485

Income (loss) before income taxes (2) :
Americas	¥(51,743)	¥14,650	¥65,753
Europe	9,206	(33,064)	20,348
Asia and Oceania	31,003	23,795	50,878

Subtotal	(11,534)	5,381	136,979
Japan	161,008	268,469	334,985

Consolidated	¥149,474	¥273,850	¥471,964

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Includes gains from the estimated recoverable amounts and collected amounts for a part of the claim related to the loss arising from the U.S. Prime Brokerage Event.

	Millions of yen
	Year ended March 31
	2023	2024	2025
Long-lived assets:
Americas	¥114,946	¥121,633	¥111,312
Europe	53,161	62,063	55,515
Asia and Oceania	23,839	33,820	31,656

Subtotal	191,946	217,516	198,483
Japan	308,941	270,924	270,693

Consolidated	¥500,887	¥488,440	¥469,176

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent events
Nomura established a new Banking Division on April 1, 2025. The new division will leverage the strengths of The Nomura Trust and Banking Co., Ltd. and Nomura Bank (Luxembourg) S.A. in private markets and bespoke products and meet the diverse needs of clients in areas such as asset building and estate planning. The new Banking Division will be an operating segment
.

22. Related party transactions
Nomura makes loans to certain of its directors and other related parties. Outstanding loans to its directors and other related parties were not considered significant.
23. Subsequent events
Acquisition of Asset Management Companies within the Macquarie Group On April 22, 2025, Nomura entered into a share purchase agreement to acquire all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à.r.l., and Macquarie Investment Management Holdings (Austria) GmbH (“the Macquarie acquisition”). The legal transfer of these interests and control of these companies are expected to be completed by the end of December 2025, subject to certain regulatory approvals, at which point these companies will become consolidated subsidiaries of Nomura.
The Macquarie acquisition will be accounted for as a business combination in accordance with ASC 805 “Business Combinations,” and as a result of this acquisition, Nomura will recognize goodwill and certain intangible assets. The acquisition consideration is expected to be approximately
$1.8
billion (approximately
¥
261.2
billion based on an exchange rate of 1 U.S. dollar = ¥145.12) paid entirely in cash with the final purchase price, subject to certain adjustments based on measures such as assets under management, working capital and indebtedness of the acquired business as at the closing date.
The Macquarie acquisition will be included in the Investment Management division for internal management and segmental reporting purposes after closing.
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
43

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

11.2

Nomura Group Code of Ethics for Financial Professionals (English translation) (filed on June 30, 2020 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

11.3

Rules on Trading, etc. of Nomura Holdings Stocks, etc. by Nomura Group’s Officers and Employees (English translation) (filed on June 26, 2024 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

11.4	Nomura Group Personal Account Dealing Policy (English translation) (filed on June 26, 2024 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities

97.1	Nomura Holdings, Inc. Compensation Recovery Policy (filed on June 26, 2024 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, has been formatted in Inline XBRL

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.

The Company has not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We will furnish a copy of any such instrument to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By:	/s/ KENTARO OKUDA
	Name:	Kentaro Okuda
	Title:	Representative Executive Officer, President and Group Chief Executive Officer

Date: June 23, 2025