Form 20-F
period 2026-03-31
NOMURA HOLDINGS INC
filed 2026-06-22
CIK 1163653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2026
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event re
quiri
ng this shell company report
Commission file number:
1-15270

Nomura Horudingusu Kabushiki Kaisha
(Exact name of registrant as specified in its charter)

Nomura Holdings, Inc.
(Translation of registrant’s name into English)

Japan	13-1, Nihonbashi 1-chome Chuo-ku, Tokyo 103-8645 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)
Hiroyuki Moriuchi,
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the iss uer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2026,
2,901,337,224
shares of Common Stock were outstanding, including
79,924,681
shares represented by 79,924,681 American Depositary Shares.
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

(2)	Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

(3)	Natural disasters, geopolitical events and infectious diseases could adversely affect our business

2	The financial services industry faces intense competition

(1)	Competition with other financial firms and financial services by non-financial companies is increasing

(2)	Increased consolidation and reorganization, business alliance and cooperation in the financial services industry mean increased competition for us

(3)	Strategic alliances and investments and the launching of new businesses may subject us to significant impact

(4)	Our global business continues to face intense competition and may require further revisions of our business model

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

•	Risks Relating to Legal, Compliance and Other Operational Issues

14	Operational risk could adversely affect our business

15	Reputational risk could adversely affect our business

16	We may identify a material weakness in our internal control over financial reporting, indicating that our internal control over financial reporting may not be effective

17	Misconduct, fraud or other criminal activity by an employee, director or officer, or any third-party, could occur, and our reputation in the market and our relationships with clients could be harmed

18	A failure to identify and appropriately address conflicts of interest could adversely affect our business

19	Our business is subject to substantial legal and regulatory risks

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

(5)	Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences, such as administrative penalties or punitive fines

20	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

21	System failure, information leakage and cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations

22	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

•	Risks Related to Holding or Trading of NHI Shares and ADRs

23	Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of NHI Shares at a particular price on any particular trading day, or at all

24	Under Japan’s unit share system, holders of shares of NHI Shares constituting less than one unit are subject to transfer, voting and other restrictions

25	As a holder of ADRs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

26	Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

27	The Company’s shareholders of record on a record date may not receive the dividend they anticipate

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

Our business and revenues may be affected by any adverse changes or volatility in the Japanese and global economic environments and financial markets. In addition to purely economic factors, events such as military disputes, acts of terrorism, economic or political sanctions, pandemics, natural disasters and other actual or anticipated geopolitical risks and geopolitical events could have an effect on the financial markets and economies of each country. If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and business continuity readiness, and could result in us incurring substantial losses. In addition to conditions in financial markets, social conditions such as the long-term trends of population aging and population decline faced by Japan are expected to continue to put downward pressure on demand in the businesses in which we operate. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

(1) Governmental fiscal and monetary policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations

We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other countries or regions where we conduct business, may affect our business, financial condition and results of operations. In particular, any changes to the monetary policy of the Bank of Japan or central banks in major economies worldwide, which could potentially lead to volatility in interest rates or yields, may negatively affect our ability to provide asset management products to our clients as well as our trading and investment activities or lead to increased interest expenses. In 2025, following the Bank of Japan’s policy rate hikes in both January and December, Japan’s 10-year government bond yield rose by approximately 1 percentage point over the course of the year. In addition, around the February 2026 Japanese House of Representatives election, there were periods of volatility in the Japanese government bond market as major political parties broadly campaigned on lowering the consumption tax rate, and, in April 2026, Japanese government bonds reached their highest yields in nearly 30 years following the collapse of peace talks between the U.S. and Iran. Uncertainty surrounding fiscal policy under the current U.S. administration is also a factor that has contributed to, and may continue to contribute to, increased market volatility.

(2) Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in those markets in which we operate. Market liquidity may also be affected by decreases in market participants, for example, if financial institutions scale back market-related businesses due to increasing regulation or other reasons. As a result, it may be difficult for us to sell, hedge or value such assets. In the event that a market is unable to price such assets, it will be difficult to estimate their values. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to Over-The-Counter (“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market becomes unable to price financial instruments held by us, this could lead to unanticipated losses.

(3) Natural disasters, geopolitical events and infectious diseases could adversely affect our business

Unexpected events such as natural disasters, geopolitical events or infectious diseases could exceed the assumptions of our event response preparation and framework, and we may not always be able to respond to every situation. As a result, our officers and employees may become unable to perform their duties, and our facilities, systems, or communication networks may not function, adversely affecting our business continuity management. In particular, Japan, where Nomura has its group head office, is prone to natural disasters such as earthquakes and tsunamis; if a large-scale earthquake or other natural disasters were to occur in regions where our main offices are concentrated, it could have a serious impact on our ability to carry out business operations, our financial condition and our business performance. Geopolitical events include cases such as armed conflict or heightened military tensions, acts of terrorism, political instability, and trade fragmentation.

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

(1) Competition with other financial firms and financial services by non-financial companies is increasing

We face intense competition in the financial services sector from a wide variety of competitors. We compete with other independent securities firms as well as securities firms affiliated with commercial banks and with firms that have broad footprints across regions. As a result, our market shares and commissions earned in the sales and trading, investment banking and Wealth Management businesses in particular have been affected. We face intense competition beyond the traditional financial sector based on the increasing digitalization of the industry, not only with the rise of online securities firms but also FinTech companies and the entry of non-financial companies into the financial services sector. Moreover, the competitive environment has begun to change due to shifts in service models driven by the use of AI technology. In order to address such changes in the competitive landscape, we continue to adopt and transform our business models through various measures. However, these measures may not be successful in growing or maintaining our market share in this increasingly fierce competitive environment, and we may lose business or transactions to our competitors, harming our business and results of operations.

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

(3) Strategic alliances and investments and the launching of new businesses may subject us to significant impact

We may seek to grow our business from time to time through strategic alliances, investments such as acquisitions or minority investments and launch new businesses. However, if the sourcing, evaluation, development and implementation of these business strategies do not proceed as expected because of regulatory issues or otherwise, we may not be able to grow our business, maintain or improve our competitive position, achieve the expected synergies and other benefits or recoup related investments, and we may experience competition from other institutions for a limited number of attractive investment and alliance opportunities. These new strategic alliances, investments and business initiatives may also subject us to increased risk as we engage in new activities, transact with a broader array of clients and counterparties and expose ourselves to new asset classes and new markets.

(4) Our global business continues to face intense competition and may require further revisions of our business model

We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. We have been working to strengthen our global business platform, under which we aim to transform our business portfolio and pivot towards client businesses and growth areas, both organically and inorganically. The sale of stake of Capital Nomura Securities Public Company Limited in 2023 and the acquisition of all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à r.l., and Macquarie Investment Management Holdings (Austria) GmbH in 2025 (the “Macquarie Acquisition”)* are recent examples of transforming our business platform. We will continue to review our entire business portfolio while looking at the competitive environment, and intend to implement our strategies in consideration of potential risks. However, the risk remains that we may be required to incur greater costs and expenses than we expect, or to commit greater financial, management and other resources to the strategies than we expect, which could adversely affect our business and results of operations. Moreover, the assumptions and expectations upon which these strategies are based may not be accurate, which could lead to us realizing fewer benefits or synergies than we expect or could even harm our business and results of operations. Furthermore, to the extent we reduce compensation or headcount as part of this strategy, our ability to attract and retain the employees needed to successfully run our businesses could be adversely affected. We may also be unsuccessful in designing a streamlined management structure, which could harm our ability to properly control or supervise our many businesses across the world.

* See Item 4.B. “Business Overview” for further information on the nature of the Macquarie Acquisition.

3.	Event risk, including the ones caused by geopolitical events, may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made disasters, epidemics, acts of terrorism, military disputes or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include significant events such as the COVID-19 pandemic in 2020, the invasion of Ukraine by the Russian Federation in 2022, and the geopolitical tensions in the Middle East, as well as sudden, unforeseen changes in trade and security policies resulting from decisions by the U.S. administration or otherwise. More specifically, they include the following types of events that could cause losses in our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to financial instruments held by our trading and investment businesses by major rating agencies,

•	sudden changes in trading, tax, accounting, regulatory requirements, laws and other related rules which may make our trading strategy obsolete, less competitive or no longer viable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in us not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalties with respect to the issuers of our trading and investment assets.

4.	Sustainability factors including climate change and broader associated policy changes in each jurisdiction could adversely affect our business

We consider climate change one of the most important global challenges facing society. The direct impact of climate change (physical risk), and the resulting changes in the business environment (transition risk) could cause us to incur losses.

In addition, as a global financial institution, we provide a wide range of solutions that address environmental and social issues. However, amid rapidly changing circumstances around sustainability, there may be cases where we are deemed to lack sufficient focus on sustainability matters such as the environment or human rights in our business activities, and we may not be able to provide adequate support to clients pursuing decarbonization or other sustainability-related initiatives. Furthermore, regulatory and market expectations in each country continue to evolve rapidly and generate conflicting views and approaches. As a result, there may be cases where our disclosure of sustainability-related information or our compliance with regulations is insufficient, or where it is perceived as such, or conversely, our efforts toward sustainability, including participation in voluntary initiatives, may be perceived negatively by some stakeholders, potentially resulting in litigation, regulatory action or administrative penalties. In such cases, there is a possibility that our reputation, results of operations and financial condition may be adversely affected.

•	Risks Relating to Our Businesses

5.	Our business may incur losses due to various factors in the conduct of its operations

(1) We may incur significant losses from our trading and investment activities

We maintain trading and investment positions in fixed income, equity and other markets, both for the purpose of facilitating our clients’ trades and for proprietary purposes. Our positions consist of various types of assets, such as interest rates, currency, credit, securitized products and equities, including securities, derivatives, repurchase agreements as well as loan transactions. Fluctuations in the markets where these assets are traded can adversely affect the value of our positions. We may incur losses if the value of these assets fluctuates significantly or if the financial system is overly stressed and the markets move in a way we have not anticipated. In addition, prices of crypto-assets may fluctuate significantly due to various factors such as developments in the industry or in regulation of crypto assets.

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

We also commit capital to take relatively large positions in connection with our underwriting or warehousing assets to facilitate certain capital market transactions. Furthermore, we structure and take positions in pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to a decrease in client transactions. See also “—Risks Relating to Our Financial Position—12. Liquidity risk could impair our ability to fund operations and jeopardize our financial condition—(3) Lowering of our credit ratings could impact our funding.”

(2) Holding large and concentrated positions of securities and other assets may expose us to significant losses

We regularly hold large and concentrated positions of certain securities in our businesses such as market-making, block trading, underwriting, asset securitization, prime brokerage, or providing business solutions to meet our clients’ needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. Fluctuations in the prices of these positions can significantly affect the prices at which we are able to liquidate them when needed, resulting in us incurring significant trading losses. We generally have higher exposure to counterparties engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies.

(3) Our hedging strategies may not prevent losses

We use a variety of financial instruments and strategies to hedge our exposure to financial risks arising from the financial instruments we enter into for our clients or for proprietary purposes. If our hedging strategies are not effective, we may incur losses. We do not necessarily hedge every risk and base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking a position in another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and hedging strategies aimed at certain specific risks may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments. Moreover, not all hedging strategies are effective, and certain strategies may, if the risk is not otherwise appropriately managed, increase our risk.

(4) Our risk management policies and procedures may not be fully effective in managing risks

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical market data, future movements in the financial markets may not be the same as was observed in the past. As a result, we may suffer significant losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may be unable to evaluate or otherwise manage our risks adequately. Moreover, regardless of how well policies and procedures are designed, they must be properly implemented and followed in order to be effective, which may not always occur despite our diligent efforts. Further, potential weaknesses in our organizational structures and governance frameworks may lead to misunderstanding roles and responsibilities.

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

Furthermore, in a downturn in the market overall or for specific securities, our clients and counterparties could incur significant losses or experience other adverse events of their own, thereby weakening their financial condition and, as a result, increasing the credit risk they pose to us.

(6) Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, in recent years, our asset management business has been growing in importance, both organically and through acquisitions such as the Macquarie Acquisition*, and further growth of this platform is one of the priorities of our growth strategy. However, we may be unable to achieve the benefits of this strategy overall, or of the Macquarie Acquisition in particular. Moreover, the asset management business is subject to market downturns. Within our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the market value of their portfolios. A market downturn that reduces the market value of our clients’ portfolios would reduce the revenue we receive from these businesses and might increase the number of withdrawals or reduce the number of new investments in these portfolios. Also, any changes in our clients’ investment preference on their asset portfolios, including shifting investment assets to deposits which are stable assets and passive funds which generate lower fee revenue, may also result in a decline in our revenues.

* See Item 4.B. “Business Overview” for further information on the nature of the Macquarie Acquisition.

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

6.	We may be exposed to losses when third parties do not perform their obligations to us

Our counterparties are from time to time indebted or otherwise owe certain obligations (such as with regard to the posting of collateral) to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivative transactions. We may incur material losses when our counterparties default or fail to perform on their obligations to us due to their filing for bankruptcy, a deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, repudiation of the transaction or for other reasons. In the year ended March 31, 2024, the Company recorded a loss of approximately ¥14 billion due to a failure to settle transactions between a subsidiary of the Company and a broker in the U.K. Although we establish and maintain allowances for credit losses, such allowances reflect management judgments and assumptions based on information available to us. Such information may prove incorrect or incomplete, and these judgments and assumptions may prove to be incorrect, potentially significantly so.

We are also exposed to credit risk from holding securities issued by third parties as well as through the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to non-delivery by our counterparties such as financial institutions and hedge funds, or to system failures by clearing agents, exchanges, clearing houses, etc.

Issues related to third-party credit risk may include the following:

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

(2) There can be no assurance as to the accuracy of the information about our credit risk, or the sufficiency of the collateral we use in managing it

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that we do not detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty, or to accurately manage and assess such information internally. In addition, in cases where we have extended credit against collateral, sudden declines in market values of the collateral could result in such collateral being insufficient to cover our exposure.

(3) Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in or subject to conditions in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

7.	We are exposed to model risk, i.e., risk of financial loss, incorrect decision making, or damage to our credibility arising from model errors or incorrect or inappropriate model application

We widely use models for various purposes including the valuation of illiquid derivative transactions or the estimation of the creditworthiness of certain counterparties. However, models are never perfect, and their use subjects us to model risk. Model errors or incorrect or inappropriate model applications could lead to incorrect decision making, financial losses or damage to our credibility.

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

9.	We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities including private equity investments and investments in affiliates for which the fair value option was elected, and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant losses in connection with these investments, which could have an adverse impact on our financial condition and results of operations. Moreover, while we may decide to dispose of these equity securities and debt securities, depending on the market conditions, we may not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired price.

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

For example, in December 2025, we recognized additional goodwill of ¥150,976 million and additional intangible assets of ¥118,201 million on our consolidated balance sheet in connection with the Macquarie Acquisition*.

We may have to recognize impairment losses, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill, tangible assets and intangible assets recognized on our consolidated group balance sheet which may adversely affect our financial condition and results of operations.

* See Item 4.B. “Business Overview” for further information on the nature of the Macquarie Acquisition.

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

(3) Lowering of our credit ratings could impact our funding

Our funding depends significantly on our credit ratings. Rating agencies may downgrade or withdraw their ratings or place us on “credit watch” with negative implications. Downgrades could increase our funding costs and limit our funding. This, in turn, could adversely affect our results of operations and our financial condition. In addition, other factors which are not specific to us may impact our funding, such as negative market perceptions of Japan’s financial soundness.

13.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us recognizing impairment losses

Under U.S. GAAP, we have affiliates and investees accounted for under the equity method in our consolidated financial statements and whose shares are publicly traded. If there is a decline in the market price of the shares, we hold in such affiliates below the carrying amount of our investments over a period of time, and we determine that the decline is other-than-temporary, then we recognize an impairment loss through earnings which may have an adverse effect on our financial condition and results of operations.

•	Risks Relating to Legal, Compliance and Other Operational Issues

14.	Operational risk could adversely affect our business

Operational risk is the risk of financial loss or non-financial impact arising from inadequate or failed internal processes and systems, from a lack of appropriate personnel, from human errors, or from external events, and includes fraud, compliance, legal, IT, cyber and information security, third-party, and other non-financial risks. We always face the potential of operational risk, and if it materializes, it could adversely affect our business. Issues related to operational risk may include the risks listed in items 16 to 22 below.

15.	Reputational risk could adversely affect our business

Reputational risk is the risk of possible damage to Nomura’s reputation and associated risk to earnings, capital, or liquidity arising from any association, action, or inaction which could be perceived by stakeholders to be inappropriate, unethical, or inconsistent with Nomura Group’s values and corporate philosophy. We always face the potential of reputational risk, and if any of the events described in this Item 3.D occur and such risk materializes, it could adversely affect our business outlook, financial condition, or results of operations.

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

For example, we identified a material weakness during the quarter ended March 31, 2024 in relation to certain classification and presentation matters within the consolidated statement of cash flows as included within our consolidated financial statements, which resulted in the need to restate the consolidated statement of cash flows in certain of our annual and interim consolidated financial statements. We identified and implemented a number of remediation actions to address this material weakness and intended to mitigate the risk of similar errors occurring in the future within the consolidated statement of cash flows, and our management concluded that our internal control over financial reporting has been effective as of the end of each fiscal year, beginning with the year ended March 31, 2024.

If future material weaknesses are identified, we may be unable to provide financial information in our consolidated financial statements and elsewhere in an accurate, timely and reliable manner or require additional restatements of our consolidated financial statements or other aspects of our periodic reporting. Such issues may undermine confidence in our published financial information and other reported information by users of our consolidated financial statements, including the holders of our securities, potentially causing reductions in the price of our common stock and/or ADRs. Additionally, such issues could limit our access to capital markets, affect clients’ or counterparties’ appetite to enter into transactions with us and subject us to potential regulatory investigations and sanctions. Each of these factors may materially and adversely affect our business, results of operations and financial condition.

17.	Misconduct, fraud or other criminal activity by an employee, director or officer, or any third-party, could occur, and our reputation in the market and our relationships with clients could be harmed

We always face the risk that our employees, directors or officers, or any third-party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, concealment of unauthorized or unsuccessful activities or criminal or other unlawful actions against customers. The misconduct could also involve the improper use or disclosure of non-public information relating to us or our clients, such as insider trading, improper transmission of such information and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

Third-parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third-parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect, and our future reputation and financial condition could be adversely affected, which could result in serious reputational or financial damage to us in the future.

Measures we have implemented or additional measures that may be implemented in the future may not be effective in preventing or managing the risk of misconduct or fraud in all cases, and we may not always be able to detect or deter misconduct or fraud by employees, directors, officers, or third-parties. If any administrative or judicial sanction is issued against us as a result of such fraud or misconduct, we may lose business opportunities, and our future revenue and results of operations may be materially and adversely affected, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

The Company’s consolidated subsidiary, NSC, is addressing damages that occurred due to transactions, such as the purchase and sale of securities and other financial instruments, conducted by third-parties using customers’ assets through unauthorized access to securities accounts due to fraudulent activities, such as phishing. In regard to customer accounts that suffered damages since January 2025, NSC will handle each case based on the individual circumstances of each customer, including, at a maximum, restoring the accounts to the state prior to the unauthorized transactions. Currently, although strengthened cooperation with relevant parties, customer alerts, enhanced authentication measures and other initiatives have reduced the number of such incidents compared with earlier periods, phishing and related techniques continue to become more sophisticated and diverse, and similar incidents may occur again in the future. If we or our customers become involved in such incidents, or if our response—such as loss compensation or security enhancements—is viewed as insufficient, our future reputation, and financial condition may be adversely affected.

18.	A failure to identify and appropriately address conflicts of interest could adversely affect our business

We are a global financial institution that provides a wide range of products and services to a diverse group of clients, including individuals, corporations, other financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Conflicts of interests can arise when our services to a particular client conflict or compete, or are perceived to conflict or compete, with our own interests. In addition, where non-public information is not appropriately restricted or shared within Nomura, conflicts of interest may also arise when a transaction within the Nomura Group or with another client conflicts or competes, or is perceived to conflict or compete, with a transaction with a particular client. A failure, or a perceived failure, to identify, disclose and appropriately address such conflicts could adversely affect our reputation, the willingness of current or potential clients to do business with us, and give rise to potential regulatory actions or litigation against us, which could have a material adverse effect on our financial condition and results of operations.

19.	Our business is subject to substantial legal and regulatory risks

Substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, financial condition or results of operations, or cause reputational harm to us. Also, material changes in regulations applicable to us or to the markets in which we operate could adversely affect our business. See Note 22 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report for further information regarding the significant investigations, lawsuits and other legal proceedings that we are currently facing.

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

(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to increasing regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. In addition, while regulatory complexities increase, possibilities of extra-territorial application of a regulation in one jurisdiction to business activities outside of such jurisdiction may also increase. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third-parties who deal with us. They may also limit our activities and/or affect our profitability, through net capital, client protection and market conduct requirements. In addition, on top of traditional finance-related legislation, the scope of laws and regulations applying to, and/or impacting on, our operations may become wider depending on the situation of the wider international political and economic environment or policy approaches taken by governmental authorities in respect of regulatory application or law enforcement. In particular, the number of investigations and proceedings against the financial services industry by governmental and self-regulatory organizations has increased substantially and the consequences of such investigations and proceedings have become more severe in recent years, and we are subject to the risk of such investigations and proceedings. We may not always be able to prevent such violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create, which may negatively affect our business opportunities and ability to secure human resources. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions. In addition, certain market participants may refrain from investing in or entering into transactions with us if we engage in business activities in regions subject to international sanctions, even if our activities do not constitute violations of sanctions laws and regulations.

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

New regulations or revisions to existing regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. Such new regulations or revisions to existing regulations include the so-called Basel III package formulated by the Basel Committee on Banking Supervision (“Basel Committee”) and the finalized Basel III reforms published in December 2017, and also finalized market risk capital framework published in January 2019. NHI is subject to the above revised regulatory capital adequacy ratios, liquidity ratios and leverage ratios since March 2025.

Furthermore, in December 2015, the FSA identified NHI as one of the domestic systemically important banks (“D-SIBs”) and imposed a surcharge of 0.5% on our required capital ratio after March 2016 with 3-year transitional arrangement. In addition, FSB published the final standard requiring global systemically important banks (“G-SIBs”) to maintain a certain level of total loss-absorbing capacity (“TLAC”) upon their failure in November 2015. Under the FSA’s policy implementing the TLAC framework in Japan as updated in April 2018, the TLAC requirements in Japan apply not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA published the notices and guidelines of TLAC regulations in Japan. According to these notices and guidelines, NHI is subject to the TLAC requirements in Japan from March 31, 2021, although NHI is not identified as a G-SIB as of the date of this annual report. These changes in regulations may increase our funding costs or require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely affect our operating or financing activities or the interests of our shareholders.

(4) Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition

Under U.S. GAAP, we recognize deferred tax assets in our consolidated balance sheets as a possible benefit of tax relief in the future if certain criteria are met. If we experience or forecast future operating losses, if tax laws or enacted tax rates in the relevant tax jurisdictions in which we operate change, or if there is a change in U.S. GAAP in the future, we may be required to reduce the deferred tax assets recognized in our consolidated balance sheets which may adversely affect our financial condition and results of operations. See Note 17 “Income taxes” in our consolidated financial statements included in this annual report for further information regarding the deferred tax assets that we currently recognize.

(5) Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences, such as administrative penalties or punitive fines

In recent years, financial crimes have become more complex, sophisticated, and diverse. As the world faces growing threats of military disputes, terrorism, and cyberattacks, it is highly important to counter the financing of crimes and terrorism. Financial institutions around the world are expected to take strong anti-money laundering (AML) and countering the financing of terrorism (CFT) measures. Despite our efforts to improve our anti-money laundering and counter-terrorism financing measures, which we have implemented consistently across the Nomura Group in accordance with the recommendations provided by the Financial Action Task Force (FATF) and the FSA’s “Guidelines on Anti-Money Laundering and Terrorist Financing”, there remains a risk that such measures will not be fully effective in preventing or detecting all violations in a timely manner. As a consequence, we could be subject to administrative penalties or punitive fines, which may adversely affect our financial condition and results of operations. See also “—Risks Relating to Legal, Compliance and Other Operational Issues—19. Our business is subject to substantial legal and regulatory risks—(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses” for further information regarding regulatory actions and other legal proceedings as well as consequences thereof.

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

Although we exercise care to protect the confidentiality of personal information and have in place policies and procedures designed to safeguard such information and ensure that it is used in compliance with applicable laws, rules and regulations, were any unauthorized disclosure or misuse of personal information to occur, our business could be adversely affected. For example, we could be subject to government actions such as administrative actions or penalties in case there is any violation of applicable personal data protection laws, rules and regulations or be subject to complaints and lawsuits for damages from clients if they are adversely affected due to the unauthorized disclosure or misuse of their personal information (including leakage of such information by an external service provider). In addition, we could incur additional costs associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives. Moreover, restrictions on our ability to use personal information collected from clients may adversely affect our existing businesses or our ability to develop new ones. Furthermore, any damage to our reputation caused by such unauthorized disclosure or misuse could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses incurred for public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation.

21.	System failure, information leakage and cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations

Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We have been in the past and may again become the target of attempted unauthorized access, computer viruses or malware, and other cyberattacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. In recent years, many of our employees increasingly work remotely using networking or other technologies, and these technologies have become even more critical to our business. The implementation of remote work arrangements may also increase the possibility that we will be subject to cyberattacks and other information security breaches. In addition, Nomura is engaged in the cryptocurrency business, and if the cryptocurrency wallets used in that business become targets of cyberattacks or other information security breaches, there is a possibility of unauthorized outflow or loss of cryptocurrencies. We also face emerging risks from increased use of AI (including generative AI), which may introduce new data leakage, model manipulation, fraud/social engineering and third-party/vendor risks if not governed and controlled appropriately. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third-parties, including foreign non-state actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to whom we are interconnected are subject to cyberattacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations.

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

22.	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

Under the philosophy that our people are our greatest assets, we view recruitment, talent development, performance appraisal, and mobility and advancement strategies as one human-resources management cycle and pursue various talent-management initiatives comprehensively. Under these initiatives, we employ a large workforce globally, and face various human-resources and workplace-related risks, such as discrimination, harassment, and inconsistencies with local laws and norms. Moreover, we face intense competition for personnel due to factors such as compensation, working environment, training opportunities, employee benefits, and our reputation as an employer, and any failure to hire, retain, and develop qualified personnel as anticipated may materially and adversely affect our business, financial condition and results of operations. Furthermore, spending to secure personnel may adversely affect our profitability. In addition, developing our human resources and fostering a uniform corporate culture requires sustained and thorough efforts, and may take longer than anticipated.

•	Risks Related to Holding or Trading of NHI Shares and ADRs

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

25.	As a holder of ADRs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

The rights of shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the company’s accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agent, is the record holder of the shares underlying the ADRs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADRs as instructed by you and will pay you the dividends and distributions collected from the Company. However, in your capacity as an ADR holder, you will not be able to bring a derivative action, examine the Company’s accounting books or records or exercise appraisal rights except through the depositary.

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

Item 4. Information on the Company

A. History and Development of the Company.

The Company (previously known as The Nomura Securities Co., Ltd.) was incorporated in Japan on December 25, 1925, under the Commercial Code of Japan when the securities division of The Osaka Nomura Bank, Ltd. became a separate entity specializing in the trading and distribution of debt securities in Japan. The Company was the first Japanese securities company to develop its business internationally with the opening in 1927 of a representative office in New York. In Japan, we broadened the scope of our business when we began trading in equity securities in 1938 and when we organized the first investment trust in Japan in 1941.

We have played a leading role in most major developments in the Japanese securities market. These developments include the resumption of the investment trust business in the 1950s, the introduction of public stock offerings by Japanese companies in the 1960s, the development of the OTC bond market in the 1970s, the introduction of new types of investment trusts such as the medium-term Japanese government bond investment trust in the 1980s, and the growth of the corporate bond and initial public offering markets in the 1990s.

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

In 2025, the Company acquired the U.S. and European public asset management business of Macquarie Group Limited.

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

Our business consists of Wealth Management, Investment Management, Wholesale, and Banking, which are described in further detail below. See also Note 23 “Segment and geographic information” in our consolidated financial statements included in this annual report.

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

2. Purpose

Nomura Group celebrated its 100th anniversary in December 2025. As we look to the next one hundred years, Nomura Group has established a Group Purpose to underpin group management in April 2024. Nomura Group is dedicated to the tenets embodied in its Founder’s Principles and the unwavering values ingrained in its Corporate Philosophy:

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

3. Management Vision

In May 2024, we formulated a new Management Vision for fiscal year 2030, “Reaching for Sustainable Growth”, with the aim of promoting management strategies in line with our Purpose. Nomura Group continues to engage in the development of the financial and capital markets and the provision of optimal solutions to our clients by facilitating the circulation of risk capital through the provision of a wide range of financial services.

Our Business Divisions

Wealth Management

In our Wealth Management Division, we conduct wealth management business by delivering a wide range of financial products and services, including, high-quality investment services and non-financial services, mainly for individuals and corporations in Japan, primarily through a network of nationwide branches of NSC and online services. The total number of local branches, including our head office, was 104 as of the end of March 2026.

We offer asset consultation services to meet the medium and long-term needs of our clients to manage their assets. We discuss Wealth Management client assets in “Wealth Management Client Assets” under Item 5.A. of this annual report.

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

We are continuously improving our product offerings and services to meet the diversifying investment needs of our client base in the broad asset management business. By combining our expertise in traditional assets such as stocks and bonds with alternative assets such as private equity, private debt, and real assets, we provide added value and offer advanced services and solutions to meet the diverse needs of our clients. Within the Investment Management Division, Nomura Asset Management Co., Ltd. and our other investment and asset management companies maintain their respective independence in their investing activities to fulfill applicable fiduciary duties while leveraging the common knowledge, infrastructure, and capabilities of Nomura Group.

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

Macquarie Acquisition

On December 1, 2025, we completed the acquisition of 100% equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à r.l., and Macquarie Investment Management Holdings (Austria) GmbH for a purchase price of ¥288.8 billion. As a result, these companies became consolidated subsidiaries of Nomura on such date and have subsequently been renamed as Nomura Management Holdings, Inc., Nomura Investment Management Holdings (Luxembourg) S.à r.l., and Nomura Investment Management Holdings (Austria) GmbH, respectively.

The acquisition represents a significant step towards our 2030 management vision, resulting in an increase of assets under management of approximately ¥25,524 billion in retail and institutional client assets across equities, fixed income and multi-asset strategies, under Nomura’s global Nomura Asset Management brand.

Wholesale

Our Wholesale Division consists of Global Markets, which is mainly engaged in trading, sales, and structuring of financial products, and Investment Banking, which is engaged in advisory, financing, and solution businesses.

Global Markets

Global Markets offers a wide range of services in fixed income and equities including: trading, sales, structuring of financial products as well as providing structured financing and solutions.

Fixed income includes: government securities, interest rate derivatives, investment-grade and high-yield corporate debt, credit derivatives, G-10 and emerging markets currencies, and securitized products, in both OTC and listed markets. We act as primary dealers in the Japanese government securities market as well as select markets in Asia, Europe, and the U.S.

Equities include: listed equity securities, Exchange Traded Funds (“ETFs”), convertible securities, listed and OTC equity derivatives, and equity financing in select markets with the support of prime services. Additionally, we offer agency execution services utilizing cutting-edge trading technology to help clients achieve best execution for their market trades. To provide extensive market access to our clients, we are a member of various exchanges around the world, with an industry leading market share on the Tokyo Stock Exchange.

These product offerings are supported by our global structuring and quantitative analysis functions, which paired with our utilization of information technology, help provide tailored ideas and trading strategies for our institutional and corporate clients as well as our retail franchise.

Investment Banking

We offer a broad range of investment banking services to a diverse range of corporations, financial institutions, sovereigns, financial sponsors and others. We aim to establish and cultivate strong, long-term relationships with our clients by providing them with our extensive resources for each bespoke solution.

Financing & Solutions. We underwrite offerings of a wide range of securities and other financial instruments, including various classes of shares, convertible and exchangeable securities, investment grade and high yield debt, sovereign and emerging market debt, structured securities and other securities in the Asian, European, U.S. and other financial markets while also engaging in other capital raising activities. We also provide a wide range of solution products including event driven solutions (e.g. deal contingent hedging) and non-event driven solutions (e.g. cash management).

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

Banking

The Banking Division, established in April 2025, comprises The Nomura Trust and Banking Co., Ltd., which provides banking and trust/agent services to a broad spectrum of customers in Japan, and Nomura Bank (Luxembourg) S.A., which provides fund administration services for Cayman- and Luxembourg-domiciled investment funds primarily held by Japanese investors. Banking services principally generate revenue by investing funds obtained from deposits (including retail internet banking deposits) in securities-backed loans and securities investments. Trust and agent services principally generate revenue by managing clients’ investment assets for investment trusts and similar vehicles.

Each entity leverages its strengths in private and bespoke solutions to address a wide range of client needs, including asset accumulation and the orderly succession of assets.

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

Competition

The financial services industry is intensely competitive and we expect it to remain so. We compete globally with other brokers and dealers, investment banking firms, commercial banks, investment advisors and other financial services firms. We also face competition on regional, product and niche bases from local and specialist firms. Increasingly, we face competition from online securities firms, FinTech companies and non-financial companies entering the financial services sector. A number of factors determine our competitive position against other firms, including:

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

Overview and Supervisory Authorities

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

The FSA has announced that it plans to reorganize its internal structure in the summer of 2026, subject to amendments to relevant cabinet orders. Specifically, the FSA plans to reorganize its current Strategy Development and Management Bureau and Supervision Bureau into supervisory bureaus responsible for asset management and insurance, and banking and securities, respectively, while strengthening its ability to address specialized and cross-sectoral supervisory issues and establishing new divisions, including a division responsible for crypto assets and stablecoins. However, the formal names and details of the reorganized structure are expected to be finalized through the relevant governmental procedures.

Regulation of securities and related financial services

To enhance investor protection, each Japanese securities company is required to segregate client assets and to hold membership in an Investor Protection Fund approved by the government under the FIEA. The Investor Protection Fund is funded through assessments on its securities company members. In the event of a failure of a securities company that is a member of the fund, the Investor Protection Fund provides protection of up to ¥10 million per client. The Investor Protection Fund covers claims related to securities deposited by clients with the failed securities company and certain other client claims.

Securities companies are not permitted to conduct banking or other financial services directly, except for those which are registered as money lenders and engaged in money lending business under the Money Lending Business Act or which hold permission to act as bank agents and conduct banking agency activities under the Banking Law. Among the subsidiaries of the Company in Japan, NSC is a securities company that is also registered as a money lender and holds permission to act as a bank agent. Another subsidiary of the Company, The Nomura Trust and Banking Co., Ltd., holds a banking license and trust business license.

Financial Instruments and Exchange Act

The FIEA widely regulates financial products and services in Japan under the defined terms “financial instruments” and “financial instruments trading business.” It regulates most aspects of securities transactions and the securities industry, including public offerings, private placements and secondary trading of securities, on-going disclosure by securities issuers, tender offers for securities, organization and operation of securities exchanges and self-regulatory associations, and registration of securities companies. In addition, to enhance fairness and transparency in the financial markets and to protect investors, the FIEA provides for, among other things, penalties for misrepresentations in disclosure documents and unfair trading, strict reporting obligations for large shareholders and corporate information disclosure systems, including annual and semiannual report systems, submission of confirmation certificates concerning the descriptions in securities reports, and internal controls over financial reporting.

Designated Parent Company Group and Special Firm Regimes

The FIEA also provides for corporate group regulations on securities companies the size of which exceeds specified parameters (Tokubetsu Kinyu Shouhin Torihiki Gyosha, “Special Financial Instruments Firm”) and on certain parent companies designated by the Prime Minister (Shitei Oyagaisha, “Designated Parent Companies”) and their subsidiaries (together, the “Designated Parent Company Group”). The FIEA aims to regulate and strengthen business management systems, compliance systems and risk management systems to ensure the protection of investors. The FIEA and its related guidelines also set out reporting requirements to the FSA with respect to the Designated Parent Company Group’s business and capital adequacy ratios, enhanced public disclosures as well as restrictions on compensation, all of which are designed to reduce excessive risk-taking by executives and employees of a Designated Parent Company Group. We were designated as the Designated Parent Company of NSC in April 2011 and were designated as the Designated Parent Company of NFPS in December 2013. As the Designated Parent Company and the final parent company within a corporate group (Saishu Shitei Oyagaisha, “a Final Designated Parent Company”), we are subject to these requirements. A violation of the FIEA may result in various administrative sanctions, including the revocation of registration or license, the suspension of business or an order to discharge any director or executive officer who has failed to comply with the FIEA.

Orderly Resolution Regime and Crisis Management

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

Total Loss-Absorbing Capacity (TLAC) Requirements

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

Digital Assets and ERTRs

On May 31, 2019, a bill to amend the FIEA and the Payment Services Act, etc. was passed by the Diet of Japan. The amendments to the FIEA include establishing the concept of “electronically recorded transferable rights” (denshi kiroku iten kenri, “ERTRs”) and treating ERTRs as securities defined in Paragraph 1 of the FIEA. As a result, ERTRs are subject to the requirements of the disclosure of corporate affairs and other related matters, and regulations for Financial Instruments Business Operators Engaged in Type I Financial Instruments Business apply to institutions dealing in ERTRs. Additionally, “crypto assets” (“angou shisan”) are now included in the definition of “Financial Instruments,” and derivatives transactions related to crypto assets are subject to the provisions of the FIEA. As a result of the amendments, certain special provisions concerning the crypto asset-related business were introduced, whereby Financial Instruments Business Operators, etc., must explain the nature of crypto assets and must not make any representation that may mislead their customers about the nature of crypto assets. Moreover, regulations governing unfair acts in respect of crypto assets and crypto asset derivative transactions were introduced. The amendments became effective on May 1, 2020.

In April 2026, a bill to amend the FIEA and the Payment Services Act was submitted to the Diet of Japan. If enacted, the bill will transfer the laws underlying the regulatory framework for crypto asset transactions from the Payment Services Act to the FIEA, and it is expected that new measures will be introduced to enhance investor protection and market integrity, including the establishment of disclosure requirements regarding crypto asset information and the strengthening of regulations on unfair trading, such as insider trading and other market misconduct.

Cybersecurity

In Japan, the Bank of Japan, together with the FSA and other governmental authorities, have continued to emphasize cybersecurity and operational resilience in the financial sector. In May 2026, the FSA and the Bank of Japan requested financial institutions to take short-term measures in response to changes in cyber threats associated with advances in frontier AI, including measures relating to asset identification, vulnerability management, patch deployment, monitoring, resilience, third-party and vendor coordination, and business continuity planning. The Japanese government has also been developing a framework to enhance national cyber response capabilities, including measures designed to strengthen public-private information sharing and, for certain key infrastructure operators, asset notification regarding specified important systems and cyber incident reporting obligations. These developments require us to continue to review and enhance our cybersecurity and operational resilience arrangements.

Overseas

Overview and Supervisory Authorities

Our overseas offices and subsidiaries are also subject to various laws, rules and regulations applicable in the countries where they conduct their operations, including, but not limited to those promulgated and enforced by the Securities and Exchange Commission (“SEC”), the Commodity Futures Trading Commission (“CFTC”), the U.S. Treasury, the NYSE, the Chicago Mercantile Exchange and other exchanges and/or clearinghouses, the Financial Industry Regulatory Authority (“FINRA”) (a self-regulatory organization (“SRO”) for the U.S. securities industry), the National Futures Association (“NFA”) (an SRO for the U.S. derivatives industry) in the U.S.; by the Prudential Regulation Authority (“PRA”) and the Financial Conduct Authority (“FCA”) in the U.K.; and by a number of EU regulators including Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin), Autorité de Contrôle Prudentiel et de Résolution (ACPR), the Commission de Surveillance du Secteur Financier (CSSF) and Autorité des Marchés Financiers (AMF). We are also subject to international money laundering and related regulations in various countries. For example, the USA PATRIOT Act of 2001 contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations and creating crimes and penalties. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could materially and adversely affect us.

Regulation in the United States

Supervisory framework and covered activities (SEC / CFTC / FINRA / NFA / State regulators)

In the U.S., the SEC is the federal agency responsible for the administration of the federal securities laws, and the CFTC is the federal agency responsible for the administration of laws relating to commodity futures, commodity options and swaps industry. In addition, FINRA and the NFA are SROs that are actively involved in the regulation of financial services businesses (securities businesses in the case of FINRA and commodities/futures/swaps businesses in the case of the NFA). In addition to federal regulation, we are subject to applicable state securities regulations in each state and U.S. territory in which we conduct securities or investment advisory activities. The SEC, FINRA, CFTC, NFA and state securities regulators conduct periodic examinations of broker-dealers, investment advisers, futures commission merchants (“FCMs”), swap dealers and security-based swap (“SBS”) dealers. Financial services businesses are also subject to regulation and examination by state securities regulators and, in some cases, investigations and reviews by attorneys general in those states in which they do business. In addition, broker-dealers, investment advisers, FCMs, swap dealers and SBS dealers must also comply with the rules and regulations of clearing houses, exchanges, swap execution facilities and trading platforms of which they are a member.

Broker-Dealer and Securities Regulation (SEC / FINRA / State Regulators)

Broker-dealers are subject to SEC, FINRA and state securities regulations that cover all aspects of the securities business, including sales and trading methods, publication of research reports, trade practices, among broker-dealers, risk management, use and safekeeping of customers’ funds and securities, capital structure and requirements, anti-money laundering efforts, recordkeeping and the conduct of broker-dealer personnel including officers and employees. Our U.S. subsidiaries, Nomura Securities International, Inc. (“NSI”) and Instinet, LLC (“ILLC”), are registered as broker-dealers with the SEC. Our U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”), is an “OTC derivatives dealer,” which is a class of broker-dealer exempt from certain broker-dealer requirements, including membership in an SRO, regular broker-dealer margin rules and application of the Securities Investor Protection Act of 1970, but is subject to special requirements, including limitations on the scope of their securities activities, specified internal risk management control systems, recordkeeping obligations and reporting responsibilities. OTC derivatives dealers are also subject to alternative net capital treatment.

Investment adviser regulation (SEC / State; CFTC / NFA where applicable)

Registered investment advisers are subject to, among other requirements, SEC regulations concerning marketing, transactions with affiliates, custody of client assets, disclosures to clients, conflict of interest, insider trading and recordkeeping. Investment advisers that are also registered as commodity trading advisors or commodity pool operators are also subject to regulation by the CFTC and the NFA. Certain of our subsidiaries, including NSI as well as Nomura Asset Management Co., Ltd., Nomura Asset Management U.S.A. Inc. and other asset management subsidiaries, are registered as investment advisers with the SEC.

Futures, swaps and commodities regulation (CFTC / NFA)

FCMs, introducing brokers and swap dealers that engage in commodity options, futures or swap transactions are subject to regulation by the CFTC and the NFA. CFTC rules require registration of swap dealers, mandatory clearing and execution of certain swaps through regulated clearing houses and execution facilities, real-time public reporting and adherence to business conduct standards for all in-scope swaps. A number of these requirements, particularly those regarding recordkeeping and reporting, also apply to transactions that do not involve a registered swap dealer. CFTC rules establishing capital requirements for swap dealers that are not subject to the capital rules of a prudential regulator, such as the FRB, became effective in October 2021. The CFTC’s amended business conduct and documentation requirements, which include exceptions for certain qualifying transactions and the repeal of certain disclosure requirements, became effective in January 2026. The CFTC has also adopted financial reporting requirements for covered swap entities and amended existing capital rules for CFTC-registered FCMs to provide explicit capital requirements for proprietary positions in swaps and security-based swaps that are not cleared by a clearing organization. Swap dealers that are not subject to the jurisdiction of a prudential regulator are subject to the margin rules issued by the CFTC (which cover non-bank swap dealers, such as our subsidiaries). Inter-affiliate transactions under the CFTC margin rules are generally exempt from initial margin requirements under certain conditions. NSI is registered as an FCM with the CFTC. NGFP and Nomura International plc (“NIP”), a U.K. subsidiary, are registered as swap dealers with the CFTC. ILLC is registered as an introducing broker with the CFTC.

Security-based swap regulation (SEC / CFTC)

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

CFTC substituted compliance

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

FATCA

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

Enforcement and supervisory risk

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

Recent and Proposed Changes to U.S. Regulation

Broker-dealer margin and capital (FINRA Rule 4210 — covered agency transactions)

Pursuant to FINRA Rule 4210, FINRA member broker-dealers are required to set risk limits on each counterparty transacting in specified forward-settling agency mortgage-backed securities (“covered agency transactions”), and to collect variation margin and/or maintenance margin from certain counterparties transacting in covered agency transactions. A failure to collect required margin in a timely manner (T+1) results in an obligation for the FINRA member broker-dealer to take a capital charge, and ultimately (T+5) to liquidate the customer’s position in order to satisfy the margin deficiency.

Securities lending transparency (SEC Rule 10c-1a; FINRA 6500 series)

On October 13, 2023, the SEC adopted new Rule 10c-1a, which requires (a) certain persons to report information about securities loans to a registered national securities association (“RNSA”), and (b) RNSAs to make publicly available certain information that they receive regarding those lending transactions. FINRA is currently the only RNSA. Rule 10c-1a became effective January 2, 2024. The final FINRA rules pursuant thereto were required to be adopted within 12 months thereof (i.e., by January 2025), with reporting by covered persons to commence by the first business day 24 months after the effective date of Rule 10c-1a (i.e., January 2026). On May 1, 2024, FINRA filed with the SEC a proposed rule change to adopt the new FINRA 6500 series – Securities Lending and Transparency Engine to implement Rule 10c-1a. The SEC approved the proposed rule change, which was partially amended on November 14, 2024, on January 2, 2025. On July 28, 2025, the SEC issued an order granting temporary exemptive relief that extends the two remaining compliance dates for Rule 10c-1a (Securities Lending and Transparency requirements) for the reporting date (extended to September 28, 2026 from the original January 2, 2026) and the public dissemination date (extended to March 29, 2027 from April 2, 2026). Subsequently, on December 3, 2025, the SEC issued an order granting temporary exemptive relief that further extended the reporting date and public dissemination date to September 28, 2028 and March 29, 2029, respectively.

Security-based swaps: market integrity, CCO independence and large position reporting (SEC)

In December 2021, the SEC proposed rules (a) to prevent fraud, manipulation and deception in connection with security-based swaps, (b) to prevent undue influence over the chief compliance officer (CCO) of SBS dealers and major SBS participants and (c) to require any person with a large SBS position to publicly report certain information related to the position. On June 7, 2023, the SEC adopted the first two of these rules, relating to fraud, manipulation and deception in connection with security-based swaps and prevention of undue influence over the CCO; these rules became effective on August 29, 2023. On June 12, 2025, the SEC formally withdrew the proposed rules requiring public reporting of large security-based swaps positions.

U.S. equity market structure, best execution and execution quality (SEC proposals and adoptions)

In December 2022, the SEC issued four proposals to reform the U.S. equity market structure. The SEC proposed establishing a broker-dealer best execution standard, which would require broker-dealers to use reasonable diligence to ascertain the best market for a customer order so that the resultant price to the customer is as favorable as possible under prevailing market conditions. The best execution standard applies to all securities and supplements but does not replace the existing FINRA best execution rules. The SEC also proposed, among other things, to require that individual investor orders routed through broker-dealers be exposed to order-by-order competition in qualified auctions; to update the minimum pricing increments, with variable price increments based on the trading characteristics of stocks, reduce the access fee caps for protected quotations of trading centers, increase the transparency of exchange fees and rebates, and accelerate the implementation of rules that will make information about the market’s best-priced, smaller-sized orders publicly available; and to revise and expand reporting and disclosure requirements relating to execution quality. On October 18, 2023, the SEC proposed a new rule to prohibit national securities exchanges from offering volume-based transaction pricing in connection with the execution of agency or riskless principal-related orders in certain stocks. On March 6, 2024, the SEC adopted rule amendments that revise and expand reporting and disclosure requirements relating to execution quality, which was scheduled to become effective in December 2025, but the SEC delayed the compliance date to August 1, 2026. On September 18, 2024, the SEC adopted final rules for minimum pricing increments, access fee caps, transparency of exchange access fees and rebates, and the acceleration of implementation of rules making information about the market’s best-priced, smaller-sized orders publicly available. While the rules were scheduled to be implemented in November 2025, the SEC stayed implementation of the rules in part on December 12, 2024, due to pending litigation challenging the rules. On June 12, 2025, the SEC formally withdrew the proposed rules for the best execution standard, order-by-order competition in auctions, and volume-based transaction pricing. Later, on October 31, 2025, the SEC issued an order granting temporary preemptive relief from certain compliance dates, specifically those related to amended minimum pricing increments and access fee caps, extending the effectiveness date of this rule to November 2026. On the same date, the SEC also granted temporary preemptive relief from the requirement that exchange fees and rebates be determinable at the time of execution; the compliance date was set for February 2026, and the requirement is now in effect.

Cybersecurity and customer privacy (Regulation S-P amendments; Regulation SCI proposal)

On May 16, 2024, the SEC adopted amendments to Regulation Privacy of Consumer Financial Information (“Regulation S-P”) and proposed amendments to Regulation Systems Compliance and Integrity (“Regulation

SCI”). The amendments to Regulation S-P require broker-dealers, investment companies and investment advisers registered with the SEC to adopt written policies and procedures for incident response programs to address unauthorized access to or use of customer information. The amended Regulation S-P requires covered entities to notify individuals affected by an incident involving sensitive customer information as soon as practicable, but no later than 30 days, and provide them with details about the incident and other information intended to help affected individuals respond appropriately. The amendments became effective on December 3, 2025, for larger entities and on June 3, 2026, for smaller entities. The proposed amendments to Regulation SCI would have, among other things, expanded the types of entities covered by the regulation, required additional policies and procedures to address cybersecurity risks, and required disclosure of additional types of cybersecurity events to the SEC. On June 12, 2025, the SEC formally withdrew the proposed amendment to Regulation SCI.

Liquidity risk management for broker-dealers (FINRA concept proposal)

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

ABS securitization conflicts (Securities Act Rule 192)

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

Investment adviser identity verification and AML expansion (Treasury / SEC proposal; FinCEN final rule)

On May 13, 2024, the U.S. Department of the Treasury and the SEC jointly issued a proposed rulemaking that would require certain investment advisers to implement reasonable procedures to verify the identities of their customers. Comments were due on July 22, 2024. It is unclear whether or when final rules may be adopted. On August 28, 2024, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network (FinCEN) issued a final rule expanding the definition of “financial institution” under regulations issued pursuant to the U.S. Bank Secrecy Act to include certain investment advisers, in effect requiring such investment advisers to adopt risk-based procedures to, among other things, perform due diligence on and risk assess their customers, monitor transactions and file, as warranted, Suspicious Activity Reports with FinCEN. The final rule would have become effective, and compliance with the final rule would have been required by January 1, 2026. However, on December 31, 2025, FinCEN issued a final rule to postpone the effective date to January 1, 2028.

Large trader reporting (CFTC)

On June 3, 2024, the CFTC amended certain regulations regarding large trader position reporting requirements for futures and options, requiring, among others, FCMs to report position information for the largest futures and options traders to the CFTC. The amendments became effective on August 2, 2024, with a compliance date of June 3, 2026.

Clearing reforms for U.S. Treasury and repo markets (SEC)

On December 13, 2023, the SEC adopted rules requiring covered clearing agencies in the U.S. Treasury security market to adopt policies and procedures designed to require their members to submit for clearing certain specified secondary market transactions including repurchases (including reverse repurchases) and certain cash Treasury transactions, among other things. Applicable securities clearing organizations were required to adopt the relevant policies and procedures by March 31, 2025, although such requirement has been temporarily exempted with respect to certain policies relating to the separate calculation of holding of margin amounts from direct participants for their proprietary positions until September 30, 2025. The requirement to clear applicable cash transactions in U.S. Treasury securities is scheduled to come into effect on December 31, 2026, while the requirement to clear repurchases and reverse repurchases is scheduled to come into effect on June 30, 2027. The SEC has requested comment on potential exemptions from clearing requirements for certain inter-affiliate transactions and certain transactions between non-U.S. market participants.

Climate-related disclosure

On March 6, 2024, the SEC adopted a comprehensive climate disclosure regime for public companies. Following the filing of lawsuits in multiple courts challenging the rules, as well as the issuance of an order by the U.S. Court of Appeals for the Eighth Circuit consolidating several of such suits, the SEC issued an order staying the new rules. The SEC subsequently voted on March 27, 2025, to end its defense of the rules. In June 2026, the SEC issued a proposed rule that, if adopted, would rescind in full the rules as adopted.

Regulatory Climate Disclosure Developments: In the United States, certain states have introduced or enacted climate-related disclosure requirements targeting large businesses operating in those jurisdictions. For example, in 2023 California enacted two laws requiring companies with revenues above specified thresholds that do business in the state to publicly disclose their greenhouse gas emissions (Scopes 1, 2, and 3) and to prepare biennial reports on climate-related financial risks and adaptation measures. Similar legislation has been proposed in other states such as New York. As a foreign private issuer with subsidiaries and operations in the U.S., Nomura may become subject to these state-level obligations, which would expand its climate-related disclosures. Nomura is monitoring these developments and will seek to harmonize compliance with state requirements, SEC regulations (to the extent applicable), and global standards to ensure consistency across its disclosures.

Regulation in the U.K. and Europe

Principal European and U.K. regulated entities; supervisory authorities

Nomura’s U.K. entities include Nomura Europe Holdings plc (“NEHS”), NIP and Nomura Bank International plc (“NBI”). NIP and NBI are subject to prudential regulation by the PRA, in accordance with the requirements established under the Financial Services and Markets Act 2000, U.K. Capital Requirements Regulations, the PRA Rulebook and the FCA Conduct requirements.

Nomura’s EU entities Nomura Financial Products Europe GmbH (“NFPE”), Banque Nomura France (“BNF”) and Nomura Bank (Luxembourg) S.A. (“NBL”) are subject to prudential requirements under the Capital Requirements Regulation (“CRR”) and local regulations published by national competent authorities in accordance with the Capital Requirements Directive (“CRD”).

Banking Supervision and Regulation (Capital, Liquidity and Group Requirements)

- Capital and liquidity requirements; Basel 3.1 implementation

During the course of the last fiscal year, HM Treasury and the PRA have finalized the legislation, rules and policies required to introduce the Basel 3.1 standards in the U.K., including changes for operational risk, credit risk, CVA and market risk capital calculations. The new rules will be applied from January 1, 2027.

During the course of the last fiscal year the EU consulted on further changes to the implementation of fundamental review of the trading book (FRTB) rules in the EU which have been delayed to January 1, 2027 and have been working to finalize the local legislation required to implement the CRD VI changes which, subject to certain exceptions, will restrict third-country banks and investment firms without a licensed European branch or subsidiary from conducting core banking services (deposit taking, lending and provision of guarantees/commitments) in the EU from January 11, 2027.

- Trading Activity Wind-down (U.K.)

Further, from March 3, 2025, NEHS has been subject to the new PRA policy requirements for Trading Activity Wind-down (“TWD”) covering requirements for firms to have capabilities that can be utilized for a full or partial wind-down of their trading activities, either as part of their recovery or post-resolution restructuring.

Broker-Dealer / Market-related Regulation

- MiFID II / MiFIR and MiFIR II / MiFID III reforms (EU)

The revised MiFID II and MiFIR, which became effective on January 3, 2018, brought significant changes to European financial markets. These included expanded transparency requirements for non-equities and the mandatory clearing of standardized OTC derivatives through central clearing counterparties and regulated trading venues.

Further developments occurred in March 2024, with the publication of amendments to MiFIR and MiFID II under the European Securities and Markets Authority (“ESMA”)’s updated RTS 1 and RTS 2. These amendments focused on enhancing post-trade transparency for equity and non-equity instruments, improving the calibration of deferral regimes, and supporting the establishment of a consolidated tape. The amendments to MiFIR took immediate effect across EU member states, while the corresponding MiFID II changes required implementation by September 29, 2025.

A primary objective of the revised MiFIR transparency framework is to enhance the availability and quality of market data, fostering competition among execution venues, and ensuring the global competitiveness of EU market infrastructure through consistent transparency obligations across shares, bonds, ETFs, and derivatives.

Additional amendments introduced by MiFIR II and MiFID III include updates to the double volume cap (DVC), the reference price waiver, and trading obligations for shares and derivatives, ensuring consistency across the two regulatory frameworks. Collectively, these reforms aim to improve market transparency, foster harmonization, and increase competitiveness throughout EU financial markets.

In May 2023 the EU Commission published proposals as so called “Retail Investment Strategy” (RIS) that will impact regulations on MiFID II and PRIIPs. Proposed changes will affect financial institutions even without providing services to retail clients and aim to set higher standards of client protection. Following a provisional political agreement reached on December 18, 2025, final publication of the EU RIS legal texts in the EU Official Journal is expected in 2026. Once published, Member States have 24 months for transposition, with rules applying 30 months after publication.

On December 8, 2025, the FCA published a consultation paper on Client categorization and conflicts of interest (CP 25/36). The proposed new approach would see the current prescriptive quantitative tests for elective professional clients replaced with

(i)	an “enhanced qualitative assessment”, for which the FCA has proposed “relevant factors” which firms should consider as part of a holistic assessment; or

(ii)	a new wealth assessment test of £10m investable assets, in which case no further assessment would be required.

The FCA has also proposed simplifications to the “per se professional client” criteria – in particular to make it easier to treat Special Purpose Vehicles (SPVs) controlled by authorised entities as per se professional clients, and to align the per se professional criteria applicable to MiFID vs. non-MiFID business. The consultation period has now closed; however, it is not clear when a policy statement will be published and/or final rules might take effect.

- U.K. non-equity transparency and wholesale markets reform

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

The final policy statement was published in November 2024. The U.K. has removed pre-trade transparency requirements for Systematic Internalisers in non-equity products. The following changes to the transparency regime came into effect December 1, 2025:

(i)	The move to a qualitative “systematic internaliser” definition, provides related guidance and includes a discussion paper.

The FCA has made some changes to its original proposals on non-equity transparency, deciding to use different post-trade deferral models for bonds and derivatives. The bond consolidated tape will only go live after the changes to the transparency regime take effect.

(ii)

The U.K. bond consolidated tape is estimated to go live on June 22, 2026. Developed by Etrading Software (operating as ETS Connect), this platform will aggregate bond market data to provide enhanced transparency, following the lifting of a legal suspension in late 2025.

On February 5, 2025, the FCA published a Policy Statement 25/1 - Reforming the commodity derivatives regulatory framework. The Policy Statement includes new exemptions from the position limits regime – an exemption for liquidity providers and a pass-through hedging exemption. The FCA has permitted the use of a standardized agreement for the pass-through exemption, rather than requiring trade-by-trade representations. The Policy Statement is scheduled to come into force on July 6, 2026.

On July 4, 2025, the FCA published a Consultation Paper 25/20 on the systematic internaliser regime for bonds and derivatives which, among other points, focuses on:

- Removing the systematic internaliser pre-trade transparency provisions for bonds, derivatives, structured finance products and emission allowances. Transactions on those systematic internalisers would no longer be distinguished from off-venue transactions.

- Removing the prohibition for investment firms operating an organised trading facility to be an systematic internaliser.

- Removing the prohibition for investment firms operating a multilateral trading facility to engage in matched principal trading.

- For reference price waiver, allowing the reference price to be sourced from several trading venues.

The final Policy Statement was published in November 2025. The changes in the Policy Statement are permissive and create no new obligations on firms unless they chose to avail themselves of the new opportunities afforded by the changes. From December 1, 2025, the systematic internaliser regime for bonds, derivatives, structured finance products and emission allowances has been repealed. The other changes came into effect from March 30, 2026.

The Consultation includes a discussion paper on the evolution of U.K. equity market trading, including the growth of bilateral trading and the declining use of central limit order books. The FCA is seeking views on whether these developments raise concerns and if reforms may be warranted to address them. The formal proposals from this discussion paper are expected to be published in 2026.

The proposals form part of the Wholesale Markets Review conducted by HM Treasury and the FCA since 2021.

- U.K. Transaction Reporting

The FCA published Consultation Paper 25/32 in November 2025, which proposed a streamlined and more proportionate U.K. MiFID transaction reporting regime by fundamentally recalibrating the scope, data set and operational burden of reporting.

The consultation focuses on reducing unnecessary complexity and cost, while preserving the FCA’s ability to detect market abuse and monitor systemic risk. The consultation seeks to narrow the scope of reportable instruments where supervisory value is limited, remove or simplify data fields, clarify reporting responsibilities in complex execution chains, and better align transaction reporting with other U.K. post-trade transparency and derivatives reporting regimes.

A core theme is improving data quality by making the framework clearer and more coherent rather than expanding it, thereby addressing longstanding industry challenges around interpretation, reconciliation and remediation. The consultation closed on February 20, 2026, and the FCA has indicated that it expects to publish the related Policy Statement setting out final rules and implementation timelines in the second half of 2026.

- Short selling (U.K.)

On January 13, 2025, HMT published the “The U.K. Short Selling Regulations 2025” (“SSR 2025”) replacing the current short selling regime which was onshored into the U.K. law following the U.K. withdrawal from the EU. Key provisions include:

(i)	the removal of restrictions on uncovered short selling of sovereign debt and credit default swaps (but emergency intervention powers remain in place for these instruments);

(ii)	the notification to the FCA of net short positions above 0.2% of issued share capital; and

(iii)	the retention of the existing U.K. SSR provisions regarding “buy-in.”

SSR 2025 establishes a new legislative framework for the regulation of short selling, which creates designated activities for short selling and, as a result, gives the FCA rulemaking powers related to these activities and powers to intervene in exceptional circumstances.

Certain aspects of the regulation will be implemented once the new rules have been finalized and once there has been enough time for the FCA to make any technical and operational changes. In the interim, the existing U.K. short selling regime will continue to apply, including the current public disclosure of individual firms’ net short positions in issuers at the 0.5% threshold and above. On October 28, 2025, the FCA published CP25/29 on the changes to the U.K. Short-Selling Regime followed by the Final Policy Statement on April 16, 2026. The changes include:

- extending the deadline for firms submitting position reports;

- creating a new model for aggregated net short position (ANSP) disclosures;

- streamlining and automating reporting and exemption notification systems to make submissions easier, including by allowing bulk submissions; and

- simplifying notification requirements for the market maker exemption.

The new rules will come into force on July 13, 2026. Implementation will be in two phases: phase 1 will take effect on July 13, 2026, and will include the implementation of the short selling rules, changes to systems to facilitate the disclosure of new ANSPs, and the reportable shares list. Phase 2 will take effect on November 30, 2026, and includes a system update to facilitate bulk position reporting submissions.

Derivatives, Clearing and Reporting (DTO / EMIR / CCP equivalence)

- U.K. Derivatives Trading Obligation and post-trade risk reduction services

On April 3, 2025, the FCA published the final Policy Statement on the derivatives trading obligation (DTO) and post-trade risk reduction services, including the expansion of DTO in-scope instruments to certain classes of SOFR OIS from June 30, 2025. Among other things, the Policy Statement is:

- Bringing SOFR OIS swaps into scope of DTO subject to some restrictions around the inclusion of the 12-year SOFR product.

- Exempting Post Trade Risk Reduction Services from DTO - There are currently three types of PTRR services, and the FCA plans to proceed with its proposal to expand the exemptions to other PTRR services, subject to certain conditions.

- Noting support for the FCA proposal to exercise its power of direction to modify the DTO to replace the direction made under the temporary transitional powers (TTP). As a result, the FCA published its final direction in November 2024, which entered into force when the TTP direction expired on December 31, 2024.

The changes came into effect on June 30, 2025.

- EMIR 3.0 reforms; clearing policy and CCP equivalence (EU / U.K.)

Since March 2025, both EU and U.K. authorities have introduced regulatory measures impacting Nomura’s clearing operations. In the EU, the European Commission extended temporary equivalence for U.K. central counterparties (CCPs) until June 30, 2028, allowing continued clearing at U.K. CCPs such as LCH Ltd. The European Market Infrastructure Regulation (“EMIR 3.0”)—effective from late 2024—now requires EU firms subject to the clearing mandate to maintain an “active account” with an EU-authorised CCP and clear a representative portion of derivatives locally. Firms must also report non-EU CCP clearing annually, with penalties for non-compliance. These reforms, led by the European Commission and ESMA, aim to reduce reliance on U.K. CCPs and increase EU clearing capacity. In the U.K., HM Treasury and the Bank of England extended the Temporary Recognition Regime for overseas CCPs to December 31, 2027, allowing EU and other non-U.K. CCPs to continue servicing U.K. participants while a new permanent recognition regime is finalised. The U.K. also prolonged its transitional capital regime for CCP exposures, preventing a rise in capital requirements at year-end 2025. Together, these EU and U.K. measures provide near-term continuity for Nomura’s cross-border clearing operations while signalling longer-term regulatory divergence in clearing oversight and venue strategy.

In the EU, EMIR 3.0 took effect in December 2024, introducing enhanced reporting obligations, updated clearing thresholds, and new transparency requirements for clearing service providers and CCPs. These changes strengthen oversight of derivatives markets and require firms to adapt their reporting, margining, and risk management processes. In the U.K., the FCA and PRA consulted in 2025 on amendments to bilateral margin requirements under U.K. EMIR. Key proposals include permanently exempting single-stock and index options from margin obligations, removing the obligation to exchange initial margin on outstanding legacy contracts where a firm has fallen below the in-scope thresholds, and aligning calculation periods with other jurisdictions. On November 27, 2025, the PRA and FCA published a joint policy statement (PS25/16) finalizing amendments to bilateral margin requirements by updating the U.K. version Binding Technical Standards 2016/2251. The amendments became effective as of the date of publication. Both the EU and U.K. reforms continue to shape derivatives operations, requiring firms to monitor evolving requirements across reporting, clearing, and margining obligations.

- IOSCO pre-hedging workstream

On November 21, 2024, the International Organization of Securities Commissions (“IOSCO”) published a Consultation Report on Pre-Hedging. The Consultation Report proposes a definition for “pre-hedging” along with recommendations on acceptable practices and the management of conduct risks. It seeks to provide regulators with a framework for globally aligned pre-hedging standards that balance client protection and market integrity with the legitimate risk-management needs of dealers. The consultation closed on February 21, 2025, with the Final Report published in November 2025. The report reviews existing regulatory approaches and industry standards. It identifies potential issues and gaps in current industry practices and regulation and aims to promote consistent interpretation across jurisdictions. IOSCO also sets out recommendations to guide regulators in determining acceptable pre-hedging practices and managing the associated conduct risks effectively.

The report also amends the definition of pre-hedging to align it more closely with existing industry codes and standards (such as the FX Global Code, the Global Precious Metals Code and the Financial Markets Standards Board Standard on Large Trades) by including references to reflect that pre-hedging should be undertaken to manage the risk related to one or more anticipated client transactions “with the intention to benefit the client.” Individual regulators should determine whether and how to adopt the recommendations in their respective jurisdictions, while market participants should review their internal controls to align with the new guidance.

The Financial Markets Standards Board (FMSB) is actively building on this report, with a working group currently exploring industry guidance on disclosure and consent based on IOSCO’s Recommendations B2 and B3.

Securities Financing, Settlement Discipline and Transaction Reporting

- SFTR reporting (EU and U.K.)

During the year ended March 31, 2025, both the EU and U.K. Securities Financing Transactions Regulation (“SFTR”) regimes underwent targeted updates aimed at improving data quality and regulatory reporting accuracy. The ESMA implemented revised technical standards and continued its focus on data completeness, highlighting persistent reconciliation gaps in SFTR reports and urging market participants to enhance controls, though no enforcement actions were taken. Similarly, the FCA introduced updated validation rules effective November 2024 and formalized a new “errors and omissions” reporting process, reinforcing its expectations for timely remediation and data integrity. Both regulators remain focused on transaction-level transparency, collateral reuse disclosures, and inter-repository reconciliation, prompting firms such as Nomura to invest in ongoing compliance enhancements across their EU and U.K. operations. Subsequent to March 31, 2025, both the EU and U.K. SFTR regimes saw further regulatory initiatives aimed at enhancing data quality and streamlining reporting obligations. In the EU, the ESMA launched a mid-2025 call for evidence on simplifying and better integrating SFTR reporting with other regimes as part of a broader data strategy. ESMA also introduced a set of 23 SFTR data quality indicators and a coordinated follow-up framework in 2025 to help national regulators identify and remediate reporting inconsistencies, while continuing to stress the need for complete, reconciled data submissions (formal enforcement actions for SFTR reporting issues remained limited as of late 2025). Similarly, the FCA maintained its focus on SFTR reporting integrity, building on the updated validation rules (effective November 2024) and the new errors-and-omissions notification process by emphasizing that firms promptly correct any reporting errors or omissions. Both regulators remain committed to improving transaction-level transparency and accurate collateral reporting in securities financing markets, which has compelled firms to sustain investments in enhanced SFTR compliance controls across their EU and U.K. operations.

- CSDR developments

In 2024, the EU and U.K. each introduced significant changes to their Central Securities Depositories Regulation (“CSDR”) regimes, affecting Nomura’s cross-border operations. In the EU, a targeted CSDR “Refit” amendment was adopted in late 2023 (effective 2024) to refine the settlement discipline framework. This reform deferred the controversial mandatory buy-in requirement (keeping it suspended unless future conditions warrant reactivation after further review), while maintaining and adjusting the cash penalty mechanism for failed trades. EU regulators, led by ESMA, emphasized supervisory guidance over enforcement: in 2024 ESMA issued technical advice supporting only modest increases to penalty rates and clarified that no penalties should apply to fails beyond participants’ control (e.g., due to major systems outages). Meanwhile, the U.K. chose not to implement the EU’s settlement discipline regime and moved to replace the onshored CSDR with a new Bank of England-led framework under the Financial Services and Markets Act 2023, which notably omits mandatory buy-ins and automatic cash penalties. Nomura’s EU and U.K. affiliates have accordingly adjusted: the EU entities operate under CSDR’s discipline regime (incurring daily penalties for settlement fails and strengthening internal processes to minimize fails), while the U.K. entities follow domestic standards without such penalties or buy-in obligations. Industry participants have generally improved settlement efficiency under these measures but have also cautioned regulators against overly punitive changes – for example, the International Capital Market Association noted that significantly raising EU penalty rates would be unjustified given recent reductions in fail rates and could negatively affect market liquidity. Between March and October 2025, EU and U.K. authorities made incremental but important developments under their respective CSDR regimes. In the EU, ESMA and the European Commission confirmed that the mandatory buy-in requirement will remain suspended until at least late 2026 and clarified that it should only be used as a last-resort measure. Cash penalties for settlement fails remain in place, with refinements excluding fails caused by factors beyond participants’ control. Industry associations, including ICMA, opposed any significant penalty rate increases, citing lower fail rates and the risk to market liquidity. ESMA and the Commission also began preparing for a move to T+1 settlement by 2027, which will necessitate further CSDR updates. In the U.K., the Bank of England and HM Treasury advanced their domestic replacement for the onshored CSDR under the Financial Services and Markets Act 2023. The U.K. framework will not include the EU’s settlement discipline elements, such as mandatory buy-ins or automatic cash penalties. The U.K. approach remains supervisory and principles-based, focusing on stability and efficiency rather than punitive measures. Overall EU entities may incur daily cash penalties for settlement fails, while U.K. entities operate under a lighter framework without such penalties. The regulatory divergence requires ongoing operational adjustments across Nomura’s EU and U.K. businesses to ensure compliance and settlement efficiency under each regime.

Anti-Money Laundering, Economic Sanctions and Financial Crime Prevention

- EU AML package; AMLA

On July 20, 2021, the EU Commission presented its package of legislative proposals to strengthen EU rules on anti-money laundering and countering the financing of terrorism. On January 18, 2024, the Council and the European Parliament reached a provisional agreement on the anti-money laundering package. The package contains the establishment of a European authority (“Anti-Money Laundering Authority – AMLA”) which will be based in Frankfurt, Germany. The AML Package has been adopted by the European Council and published in the EU’s Official Journal on June 19, 2024. EU Member States must transpose a new Anti-Money Laundering Directive (“AMLD”), AMLD6, in their national legislation by July 10, 2027, at which point the current AMLD4, as amended by the AMLD5, will be repealed. The Anti-Money Laundering Regulation (AMLR) will start to apply from July 10, 2027,

The Regulation that implements AMLA will start to apply as of July 1, 2025, with exception to certain articles.

- U.K. Economic Crime and Corporate Transparency Act 2023

The Economic Crime and Corporate Transparency Act 2023 (ECCT Act) received Royal Assent on October 26, 2023. It follows publication of the U.K. Government’s response to the Corporate Transparency and Register Reform White Paper published in February 2022 and builds on the Economic Crime (Transparency and Enforcement) Act 2022 (ECTEA) which received Royal Assent in March 2022.

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

U.K. Senior Managers & Certification Regime

The Senior Managers and Certification Regime’s (“SM&CR”) aim is to reduce the risk of harm to consumers and strengthening market integrity by making firms, and individuals within those firms, more accountable for their conduct and competence.

The FCA, PRA, and HM Treasury have released Phase 1 responses to the Edinburgh and Leeds reforms (initiatives to simplify U.K. financial services regulation and reduce administrative burden). In April 2026, the PRA and FCA published final rules and policy statements for the Phase 1 changes. The majority of Phase 1 changes came into force on April 24, 2026, with further Phase 1 changes scheduled to come into force on July 10, 2026.

Summary of the FCA / PRA Phase 1 SM&CR changes:

- 12-week rule – Firms now have 12 weeks to submit (not receive approval for) senior management function (“SMF”) applications, with temporary appointees continuing until regulatory determination. Prescribed responsibilities cannot be allocated to temporary appointees (unless they are already approved SMFs). The rule only applies to “reasonably unforeseen” circumstances - not predictable departures.

- SMF7 (group entity) approach – Firms retain primary responsibility to identify SMF7 roles. There is additional guidance on who requires the SMF7 role (i.e. the focus should be on individuals who implement strategy in U.K. firms rather than broader group-wide strategy setting).

- SMF18 role – The FCA allows SMF18s at solo-regulated firms to hold any prescribed responsibilities. For dual-regulated firms, the PRA maintains restrictions - SMF18s can only hold the CASS responsibility (PR Z).

- Criminal Record checks – 6 months validity for criminal record checks rather than previous 3 months when completing SMF applications and no criminal record check required when an existing SMF holder moves to another SMF role within the group.

Senior Manager Conduct Rules – FCA and PRA have updated guidance on notification requirements and application to non-SMF staff performing SMF roles under the 12-week rule.

- Statements of Responsibility (SoR) / Management Responsibility Maps (MRM) submissions – SoRs and MRMs can be submitted no later than every 6 months to the regulators and if there is more than one change firms need only submit the latest version. There will continue to be an obligation to keep them up to date at all times.

- Allocation of Prescribed Responsibilities – further guidance has been provided on which prescribed responsibilities SMFs hold.

- Certification Regime:

Overlapping Certification Functions will be removed from July 2026.

FCA reduced time for providing regulatory references from 6 to 4 weeks.

FCA Directory changes allowing up to 20 days to make Directory submissions except for staff departure updates, in which case the timeframe remains 7 days.

Phase 2 timeline remains uncertain. After the parliamentary changes are made there will be second phase consultations from the PRA and FCA. The Phase 2 consultation is expected to take place later this year.

Privacy, Data Protection and Operational Resilience

- Personal data protection (EU and U.K.)

Protection of Personal Data – The protection of personal data is and has been the subject of legislation across the EU countries and the U.K. for many years. Data Protection requirements for EU countries are subject to the EU General Data Protection Regulation (“GDPR”) (which came into force to replace the previous legislation on May 25, 2018). GDPR included a number of important changes to existing data protection legislation including new obligations on data processors, restrictions on the transfer of personal data outside the EEA and the introduction of new concepts such as “accountability” (and related record-keeping), the “right to be forgotten” and a requirement for data breach notifications to the relevant Regulators. Enforcement of GDPR is carried out by both national regulators in EU countries and the European Commission, and the regulators also have the power to impose greater fines for any breaches of the data protection requirements of up to 4% of a firm’s global turnover. While the GDPR applied to the U.K. when it came into force, changes were required as a result of Brexit as the U.K. ceased to be a member of the EU at that point. These changes included the adoption of a U.K. GDPR and a new Data Protection Act 2018 to effectively implement the GDPR requirements in the U.K. and provide a baseline for data protection compliance for U.K. companies. This has enabled the adequacy decision to permit personal data transfers from the EU countries to the U.K. without further steps required. For the U.K., the Information Commission remains the regulator of data protection, with the ability to enforce compliance for U.K. controllers.

- Operational resilience and ICT risk

On December 7, 2023, PRA, FCA and BoE issued a joint consultation paper on Critical Third Parties (“CTP”) to the U.K. financial sector which seeks to reflect minimum resilience standards for CTPs. The proposed oversight framework complements the Operational Resilience Policy, which was also jointly issued by the BoE, PRA and FCA in 2021 and went live in March 2022 requiring firms to continue to enhance the resilience of their Important Business Services (“IBS”), such that, by March 2025, firms had the capability to deliver those IBSs within agreed Impact Tolerances in the event of a range of severe but plausible disruptions. Regulatory focus is now on the ongoing compliance, testing and preparing for enhanced policy requirements coming into effect in March 2027 relating to reporting to the U.K. regulators on material third parties and on incident notifications within strict timeframes and templates.

With the Regulation (EU) 2022/2554 of the European Parliament and of the Council of December 14, 2022, the Digital Operational Resilience Act (“DORA”) entered into force aiming to strengthen the digital and cyber resilience of financial entities in the EU. It entered into application on January 17, 2025, requiring financial entities to ensure they can withstand, respond to and recover from ICT (Information and Communication Technology) disruptions whether caused by system failures or cyberattacks. It emphasizes the requirement to protect, detect, contain and recover from disruptions and to rebuild capabilities.

Benchmark Regulation

The EU Benchmark Regulation (BMR), effective since June 30, 2016, applies to the administration, contribution, and use of benchmarks within the EU. Likewise, the U.K. adopted its version of the BMR in January 2018.

Benchmarks can only be used if their administrators are authorized, registered, or recognized in the EU or U.K. For third-country benchmark administrators, transitional periods currently allow usage of non-EU/U.K. benchmarks, which have been extended until December 31, 2025, in the EU and December 31, 2030, in the U.K.

On May 19, 2025, the amendments to EU BMR were published in the EU Official Journal and became effective from January 1, 2026. The amendments have greatly reduced the scope with non-significant benchmarks removed from the BMR’s scope, while only economically significant third-country benchmarks remain in scope.

Key changes include:

- non-significant benchmarks have been de-scoped;

- EU administrators may opt into the regime for non-significant benchmarks that exceed a EUR 20 billion EU use threshold;

- significant benchmarks must be approved within 60 days or replaced with financial instruments;

- administrators that are on the ESMA register, or are part of a group that includes one, must disclose environmental, social, and governance (“ESG”)-related information for all their benchmarks;

- systemically important third-country FX spot rates have been exempted; and

- the ESMA benchmarks register has become a “golden source” of information on approved administrators and their benchmarks.

The broad reduction in scope means fewer non-EU administrators requiring EU approval, smoothing the transition for supervised entities currently using third-country benchmarks that would otherwise be prohibited after 2025.

In the U.K., HM Treasury’s proposals - Specified Authorised Benchmarks Regime (SABR), published on December 17, 2025 - go even further in reducing scope — under these proposals, the number of U.K.-regulated benchmark administrators could decrease by up to 90%. The consultation closed on March 11, 2026.

ESG and Sustainability-Related Regulation

- U.K. climate risk supervision and disclosure

In the United Kingdom, regulators have continued to intensify ESG-related supervisory expectations and disclosure requirements affecting U.K.-regulated financial institutions. The PRA remains focused on climate-related financial risks under Supervisory Statement 3/19 (SS3/19). The PRA published the Supervisory Statement 5/25 in December 2025, replacing SS 3/19. This statement sets out the PRA’s expectation for banks’ and insurers’ management of climate-related risks and is effective from January 2026. The PRA expects firms to conduct a gap analysis against the updated expectations set out in the Supervisory Statement by June 2026. Separately, the U.K. Government advanced its corporate sustainability reporting reforms. In February 2026, the U.K. formally adopted the International Sustainability Standards Board’s IFRS S1 and S2 as the new U.K. Sustainability Reporting Standards (“U.K. SRS”), which is effective from January 2025 for voluntary use. The FCA launched a consultation seeking views on changing to the U.K. Listing Rules to make disclosures mandatory for listed companies. The scope will be finalized in autumn 2026 for implementation for the fiscal year starting on or after January 1, 2027. U.K. SRS is also expected to replace the current TCFD-aligned disclosure regime under the Companies Act 2006. In July 2025, HM Treasury confirmed it would not proceed with developing a U.K. Green Taxonomy, instead prioritizing other measures to strengthen the U.K.’s sustainable finance framework. Additionally, the Department for Energy Security and Net Zero launched a June 2025 consultation proposing mandatory climate transition plans for large financial institutions and listed companies, aligned with the Paris Agreement’s 1.5°C goal. The FCA continued to implement its Sustainability Disclosure Requirements (“SDR”) and investment labels regime under Policy Statement 23/16. Key provisions include the anti-greenwashing rule (effective May 2024), a four-category sustainable investment labelling system, and phased disclosure obligations. Nomura’s in-scope U.K. entities have implemented the necessary measures in line with the FCA’s 2024-2025 timetable to ensure compliance and mitigate greenwashing risk under these evolving ESG requirements.

On June 25, 2025, the U.K. Government launched a consultation seeking views on the effective implementation of mandatory transition plans for U.K.-regulated financial institutions and FTSE 100 companies to align with the 1.5°C goal of the Paris Agreement. The consultation closed on September 17, 2025, and the Government has been reviewing the industry’s response before outlining next steps.

In the U.K., the FCA’s anti-greenwashing rule under the SDR became effective on May 31, 2024. The rule applies to all FCA-regulated firms, requiring that sustainability-related statements are accurate, substantiated, and not misleading. By April 2025, the FCA’s naming and marketing rules for ESG-labelled products also came into effect, restricting use of terms such as “green” or “sustainable” unless the product meets defined criteria. The FCA has paused extending SDR labelling to portfolio management services but reaffirmed that all firms must comply with the anti-greenwashing requirements. Nomura’s U.K. entities have enhanced the governance, policies, and developed regular mandatory training to ensure compliance and ongoing transparency in ESG-related marketing and disclosures.

- EU ESG risk management and disclosure

On January 9, 2025, the European Banking Authority (“EBA”) published its final Guidelines on the management of ESG risks. These Guidelines establish minimum standards and methodologies for identifying, measuring, managing, and monitoring ESG risks. They applied from January 11, 2026, to Nomura’s EU subsidiaries in scope of the EU Capital Requirements Regulation (CRR). On November 5, 2025, the EBA published its final Guidelines on environmental scenario analysis. These Guidelines focus on the role of scenario analysis in fostering resilience against environmental risks. They will apply from January 1, 2027, to Nomura’s EU subsidiaries.

The EU Council-approved EU Directive 2026/470 entered into force on March 18, 2026, making significant amendments to the Corporate Sustainability Due Diligence Directive (“CSDDD”) and the Corporate Sustainability Reporting Directive (“CSRD”).

As a result of these amendments, the scope of both CSDDD and CSRD has been reduced. Due to the changes in the thresholds CSDDD and CSRD no longer apply to the previously in-scope Nomura entities based in the EU.

Following its 2025 Consultation, EFRAG submitted draft simplified European Simplified Reporting Standards (“ESRS”) to the European Commission (“EC”) with the aim to reduce reporting requirements. The revised ESRS draft is now under review by the EC for adoption into a delegated act by summer 2026.

Regulation (EU) 2023/2631 (the EU Green Bond Regulation), effective from December 2024, established a voluntary “European Green Bond” (“EuGB”) label with uniform standards for green and sustainability-linked bonds. Since March 2025, the European Commission has adopted technical standards (effective August 2025) specifying templates for post-issuance disclosures and non-binding guidelines for pre-issuance templates. ESMA has also been granted supervisory powers over third-party reviewers, with rules on penalties and fees. Use of these templates remains voluntary, and there are no new restrictions on non-EuGB-labelled bonds beyond reserving the EuGB designation for qualifying issuances. Nomura may adopt these templates voluntarily to enhance transparency, but such measures are not legally required.

- EU Artificial Intelligence Act

With the EU Artificial Intelligence (“AI”) Act which entered into force on August 1, 2024, with a phased implementation period, the European Parliament published the first comprehensive legal framework for AI, establishing a risk-based approach to regulate AI systems based on their potential to cause harm. The AI Act imposes strict requirements on high-risk systems and requires all AI-generated or modified content to be clearly labelled. The AI Act applies to providers and deployers of AI systems in the EU, regardless of where they are located, if the AI is marketed or used within the EU.

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

As discussed above, the FSA amended the FIEA and introduced new rules on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011, to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. Following introduction of these rules, NSC was designated as a Special Financial Instruments Firm, following which we have been designated as a Final Designated Parent Company. As such, we are required to calculate consolidated regulatory capital adequacy ratio according to the FSA’s “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Accordingly, since our designation as a Final Designated Parent Company in April 2011, we now calculate our Basel rule based consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company.

The FSA also amended the FIEA to include reporting on consolidated regulatory capital for the Final Designated Parent Companies, effective April 1, 2011. We are subject to these reporting requirements as well as the capital adequacy requirements described above.

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

Overseas

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is registered with CFTC as a Swap Dealer on October 6, 2021, and registered with the Securities and Exchange Commission (“SEC”) as a Security Based Swap Dealer on November 1, 2021. NGFP calculates capital under SEC rule 18a-1 and CFTC rule 23.101 and requires the greater of $20,000,000, 2% of the SEC risk margin amount or 2% of the CFTC risk margin amount. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2025 and 2026, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”) as a U.K. Parent Financial Holding Company. The regulatory consolidation is produced in accordance with the requirements established under the Financial Services and Markets Act 2000, U.K. Capital Requirements Regulations and the PRA Rulebook. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is also regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. NIP is also registered with the CFTC as a non-U.S. Swap Dealer (SD) and with the SEC as a conditionally registered Security-based Swap Dealer (SBSD). NIP is a member of National Futures Association (NFA). Both the SEC and CFTC have granted substituted compliance in some cases to recognize the comparability of U.K. regulations as being equivalent to satisfy the relevant requirements under the U.S. Dodd Frank regime. NIP has elected to rely on certain aspects of the substituted compliance regime in areas including, but not limited to, capital and margin, reporting and record keeping. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. NEHS also has a number of European domiciled subsidiaries including NFPE, a Nomura subsidiary domiciled in Germany which is regulated by the German regulator (“BaFin”) and is subject to the EU Capital Requirements Regulation and local German regulations and Banque Nomura France (“BNF”), a Nomura subsidiary domiciled in France which is regulated by the French regulator (“ACPR”) and is also subject to the EU Capital Requirements Regulation and local French regulations. As of March 31, 2025 and 2026, NEHS, NIP, NBI, NFPE and BNF were in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing in securities and futures contracts, advising on securities, futures contracts and corporate finance. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL holds a Merchant Bank license from the Monetary Authority of Singapore (“MAS”) and is authorized to conduct merchant banking activities including accepting deposits (subject to regulatory restrictions) and providing loans and advances. NSL also operates under exemptions as an Exempt Capital Markets Services Entity, Exempt Financial Adviser, and Exempt Trust Company, authorized to conduct regulated activities including fund management, dealing in capital markets products, product financing, providing custodial services, advising on corporate finance and investment products, and issuing or promulgating analyses/reports on investment products. NSL is regulated and has minimum capital adequacy requirements imposed on it, including its branch in the Dubai International Financial Centre, by the MAS in Singapore. NIHK and NSL have been compliant with relevant regulatory capital related requirements.

In addition, certain of our other subsidiaries are subject to various securities and banking regulations, and the capital adequacy requirements established by the regulatory and exchange authorities of the countries in which those subsidiaries operate. We believe that each such subsidiary is, and will in the foreseeable future be, in compliance with these requirements in all material respects.

Management Challenges and Strategies

Our business environment is undergoing significant changes. We will seek to continue to respond to these changes flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In addition, we aim to constantly implement new initiatives with the aim of expanding existing businesses and providing value-added services to clients.

1. Medium-to Long-term Priority Issues

We are pursuing sustainable growth across the entire group and working on building a business portfolio that focuses on stable and diversified revenue and improving capital efficiency.

Our vision is to advance Nomura Group to the next stage. To realize this, we launched a strategy of expanding into private markets to complement our businesses in the public markets. Based on this strategy, we have been working on promoting our Wealth Management business, strengthening the Investment Management Division and the Banking Division, and fostering growth and stability in the wholesale business. Additionally, we have been exploring and enhancing new areas such as Digital Financial Services including the digital asset business and sustainability sector including sustainable finance. We are promoting company-wide cost control through structural reforms. In addition, we are advancing the sophistication and efficiency of the corporate functions that form the basis of these businesses, strengthening the governance structure and risk management, evolving the human resource management strategies, further embedding our code of conduct and compliance, and promoting initiatives related to enhancing services and improving operational efficiency using AI and digital technologies and enhancing cybersecurity. For more information on the strategies in each division, please refer to “2. Issues in Each Division.”

We have set a management vision, “Reaching for Sustainable Growth”, as an indication of the direction of management toward fiscal year 2030, and have set management quantitative targets of ROE of 10-12%+ and an income before income taxes of over ¥750 billion. We will focus on the following areas to achieve these goals: (i) deepen global strategy leveraging our Japan franchise, (ii) accelerate growth of stable revenues, and (iii) further promote our strategy to provide platforms. In addition, we break down the Price Book-value ratio (“PBR”) as shown in the figure below. Maximizing the absolute level of ROE is one of its key elements. Through addressing medium- to long-term priority issues, we aim to enhance our corporate value.

$$\text{PBR} = \frac{\boxed{1}\ \text{ROE}}{\boxed{2}\ \text{Cost of equity} - \boxed{3}\ \text{Expected growth rate}}$$

1 **Maximize ROE**	■ Improve profitability ■ Raise capital efficiency
2 **Lower cost of equity**	■ Smooth out earnings volatility by stabilizing and diversifying groupwide revenues
3 **Increase expected growth rate**	■ Capture growth markets ■ Realize organic and inorganic ■ Realign business portfolio

2. Issues in Each Division

The challenges and strategies in each division are as follows:

•	Wealth Management Division

As a result of the continuous initiatives to overhaul our business model to further help clients manage their assets, the Wealth Management Division has steadily accumulated recurring revenue assets, resulting in significant growth in recurring revenue. To contribute to the improvement in the ratio of securities to the total financial assets among Japanese households, our challenge is to respond to diversifying wealth management needs. By providing comprehensive wealth management services through Nomura Securities Co., Ltd.’s nationwide network of branches, as well as its digital services, we aim to assist our clients in achieving their goals. We will continue working on improving the skills of our partners (sales representatives) while maximizing our comprehensive strengths to enhance our wide range of products and services in order to advance the wealth management business.

•	Investment Management Division

Our Investment Management Division provides solutions that meet the diversifying investment needs of our broad client base through a wide range of asset classes and services spanning both traditional and alternative assets. We aim to realize a virtuous cycle of investment that contributes to the resolution of social issues by providing high-quality investment products meeting the diverse investment needs of clients. We regard the following trends as growth opportunities: Japan’s abundant individual financial assets and the tailwind of the government’s plan for promoting Japan as a leading asset management center, the growth of investment in private assets, and high levels of funding demand for and investor awareness of sustainability-related investments. Amid continued downward pressure on management fees, we are working to improve our investment capabilities, increase our assets under management and increase the value added by our products and services in our public market businesses, expand our business platforms in alternative assets and other high-fee growth areas, and realize greater efficiency and cost control.

In December 2025, we acquired the U.S. and European public asset management business of Macquarie Group Limited in order to increase our assets under management and to both diversify and strengthen our investment management platform and products to our clients.

•	Wholesale Division

Our Wholesale Division faces challenges presented by increasingly sophisticated client needs and technological advancement, coupled with uncertainty in the market and macroeconomic environment. To ensure continuity of service as well as adding value to clients, we will continue to enhance collaboration across business lines, regions and divisions while further diversifying our business portfolio to stabilize revenues. We will continue to allocate financial resources in a disciplined and selective manner toward high growth opportunities, while also focusing on cost optimization.

Global Markets aims to provide liquidity to our clients while reinforcing risk control and governance. Additionally, we aim to further diversify our business portfolio, reinforce global connectivity and cross-sell across our global client franchise leveraging our solid business foundation in Japan and competitive global products to pursue growth opportunities such as Structured Financing and Solution business, International Wealth Management business as well as Global Equities, and continue to build on the strength of our Flow Macro businesses.

Investment Banking aims to provide seamless client experiences as we target to accelerate advisory services and financing to domestic and cross-border restructurings and industry-wide consolidations, as well as interest rate and foreign exchange solutions as volatile business environments have an impact on our clients’ businesses. We have leveraged our Japanese strengths and focus on expanding our global advisory business, while also maintaining focus on sustainability in light of its importance within the industry and to our clients. Additionally, we will accelerate group-wide collaborations as we develop tailored advice for the benefit of our clients across a range of products and services.

•	Banking Division

Amid overall trends such as rising inflation, a shifting interest-rate environment, and initiatives toward the realization of Japanese government’s “Policy Plan for Promoting Japan as a Leading Asset Management Center,” we determined it is important to strengthen efforts to deliver more diverse, higher-quality services by leveraging Nomura’s banking and trust capabilities. Accordingly, the Banking Division was established in April 2025. The Banking Division seeks to leverage the strengths of The Nomura Trust and Banking Co., Ltd. and Nomura Bank (Luxembourg) S.A. in private markets and bespoke products and meet the diverse needs of clients in areas such as asset building and estate planning.

The Nomura Trust and Banking Co., Ltd. completed a core banking system renewal in May 2025, enhancing and expanding its foundational banking systems. In April 2026, we launched a deposit sweep service that automatically transfers funds between accounts for customers who hold accounts with both Nomura Securities Co., Ltd. and The Nomura Trust and Banking Co., Ltd., improving client convenience by adding banking functionality to securities accounts and offering a financial hybrid service.

Going forward, we will continue to pursue our strategy focused on three pillars: client interaction, products and services, and systems.

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

We have explicitly defined in our Risk Appetite Statement that all executives and employees must actively engage in risk management through our Three Lines of Defense framework. We also continuously provide training to all executives and employees, including those in our group companies, to increase our knowledge about risks as financial professionals and to develop a corporate culture that emphasizes the proper identification, assessment and management of risks.

With regard to compliance, we continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executives and employees can work autonomously with high ethical standards.

So that all directors, officers and employees not only comply with laws and regulations, but also maintain a strong sense of ethics, and aiming to be a company that is truly trusted by society, we have established the “Nomura Group Code of Conduct” as the guidelines for the actions to be taken by all Nomura Group directors, officers, and employees. Through associated trainings and other measures, we are working to promote appropriate actions (“Conduct”) based on the Code of Conduct. At the annual “Nomura Founding Principles and Corporate Ethics Day” held every August, we reaffirm the lessons learned from past incidents and renew our determination to prevent recurrence in order to maintain and build the trust of society and our clients. As part of this initiative, we hold discussions on appropriate conduct based on reflections on past incidents and ask participants to make a pledge to comply with the Code of Conduct. Since its implementation in December 2019, the Code of Conduct has been reviewed periodically to better respond to changes in social and economic conditions surrounding Nomura Group and to the expectations of stakeholders. Ahead of its 100th anniversary, we established the Nomura Group Purpose in 2024: “We aspire to create a better world by harnessing the power of financial markets.” By putting the Nomura Group Purpose into action, we aim to realize the Nomura Group Corporate Philosophy and further embed the Code of Conduct.

By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.

View on Sustainability and Efforts

1. Nomura’s Approach to Sustainability

Since its founding, Nomura has contributed to the development of the financial and capital markets through the provision of a broad range of financial services, and has worked to create not only economic but also social value by providing optimal solutions to clients.

Nomura sees sustainability from two perspectives: “activities to support stakeholders through the pursuit of business” and “activities to ensure that Nomura itself and society are sustainable.”

•	Activities to support stakeholders through the pursuit of business

As a financial services group, our core role is to support clients through the flow of funds and capital. We are committed to promoting the sustainable circulation of capital by underwriting green, social, and sustainable bonds issued by sovereigns, supranationals, and agencies (SSAs), corporates and financial institutions, providing M&A advisory services, and offering ESG-related investment products to individual investors in Japan. Nomura views these activities as business opportunities that allow us to provide a variety of services and solutions.

We also leverage our long-cultivated strengths to address social issues by providing support for business succession, promoting innovation in regional revitalization, agriculture and healthcare, and drawing on our expertise and insight in research and analysis.

•	Activities to ensure that Nomura itself and society are sustainable

Nomura recognizes that addressing environmental issues and improving financial literacy in Japan are among the essential elements in the realization of a sustainable society.

Nomura recognizes climate change as one of the most important global issues and aligns its efforts with the Paris Agreement, aiming to limit global temperature increases to well below 2°C, and striving for 1.5°C, above pre-industrial levels. Nomura has announced its goal of achieving net zero greenhouse gas (“GHG”) emissions for its own operations by 2030, and net zero GHG emissions attributable to its lending and investment portfolios by 2050. As a global financial services group that supports sustainability efforts of its clients and stakeholders, we will continue to promote initiatives to reduce its environmental impact in order to remain a sustainable company.

Nomura has been one of the frontrunners in providing financial and economic education to people of all ages, from elementary school students to adults, for more than 20 years starting in the 1990s. As the Japanese government pursues its “Policy Plan for Promoting Japan as a Leading Asset Management Center” and aims to realize a virtuous cycle of growth and distribution, in which household savings are directed toward investment and the benefits of improved corporate value are returned to households, leading to further investment and consumption, improving financial literacy in Japan is a very important issue. In addition to financial education centered on schools, we also actively work to support asset building through the workplace for working generations, contribute to improving financial literacy throughout society, and help develop financial and capital markets through the sustainable circulation of capital.

Furthermore, to mark its 100th anniversary and as one of the foundations supporting value creation for the next 100 years, Nomura established the Nomura Well-Growing Institute in April 2026. “Well-Growing” is a new concept that refers to the ongoing process of learning, taking on challenges, and continuing to grow in order to improve well-being. The Institute is committed to supporting people who take on challenges and continue to grow, with the aim of realizing “a better world” in which people can experience long-term well-being.

Nomura places at the center of its human resources management strategy the enhancement of corporate value by enabling diverse talent to fully demonstrate their capabilities and by fostering an environment in which employees can support and inspire one another. To respond to an increasingly volatile environment, Nomura emphasizes the development of talent with expertise and leadership, as well as the cultivation of an inclusive and sound corporate culture in which everyone can thrive.

To this end, Nomura has introduced the “Leadership Behaviors Model”, strengthened specialized training and the hiring of external talent, and promoted a distinctive human resources management approach that integrates recruitment, talent development, performance appraisal, and mobility and advancement. Nomura is also seeking to enhance its human capital value through the embedding of the Code of Conduct and the promotion of employee well-being. (For details, see Item 4. “Information on the Company—B. Business Overview—5. Human Capital Initiatives.”)

2. Nomura’s Sustainability-Related Governance

As a Company with Three Board Committees, NHI has separated management oversight from business execution. This separation of duties strengthens the oversight functions and transfers authority regarding business execution from the Board of Directors to the Executive Officers with a view to accelerating the Group’s decision-making process. The oversight function and the executive side play respective roles in recognizing climate change risks and opportunities, promoting various measures, and managing risks.

(1) Board of Directors

The “Nomura Holdings Corporate Governance Guidelines” set forth a sustainability policy which states: “The Company, in accordance with the Nomura Group Corporate Philosophy, together with contributing to the development of capital markets through various business activities, shall actively engage in activities aimed at the Company’s sustainable growth, solving social issues, and the realization of a sustainable society.” Based on this policy, the Board of Directors supervises and offers advice on sustainability-related reports prepared by the Executive Officers. In the year ended March 31, 2026, the Board of Directors dealt with topics such as matters discussed in the Nomura Report (Integrated Report) and the disclosure of sustainability-related information.

(2) Sustainability Committee

NHI has established the Sustainability Committee to deliberate and decide strategies related to sustainability initiatives. The Committee is chaired by the Group CEO and consists of members designated by the Group CEO, including members of the Executive Management Board. The Chief Sustainability Officer leads discussions at the Sustainability Committee to consolidate our sustainability expertise and accelerate the formulation and implementation of strategies. In the year ended March 31, 2026, the Committee addressed topics such as matters discussed in the Nomura Report (Integrated Report), initiatives toward net zero and the establishment of the Green Bond Framework for Financing the Nihonbashi New Headquarters.

(3) Sustainability Forum

In order to ensure opportunities for more flexible and substantive discussions on sustainability, the Sustainability Forum, a forum for discussion by executives from across divisions and regions, was established in the year ended March 31, 2024. This forum is divided into the Sustainability Business Forum, which deals with topics more closely related to business activities, and the Sustainability Corporate Forum, which deals with information disclosure and policy formulation. The forum has a flexible structure, including the invitation of additional members depending on the topics covered. In the year ended March 31, 2026, the forum discussed the sustainability-related regulations and disclosures, GHG emissions associated with our investments and loans, monitoring of procedures for interim targets, and sustainable finance targets.

3. Nomura’s Risk Management on Sustainability

•	ESG Risk Management Approach

Nomura has developed the “ESG Risk Management Policy” which articulates the governance and framework for managing environmental, social and governance (ESG) risks, in line with the Nomura Group’s Risk Appetite Statement and the Sustainability Statement. ESG risks are not recognized as an independent risk but are understood to be risk factors affecting various risk areas. In response to these risks, Nomura has built an integrated risk management framework that manages the risks caused by ESG risk drivers by adding new controls into the existing risk management frameworks (financial and non-financial).

•	Risk Management Associated with Climate Change

There are two types of risks associated with climate change: the risk of loss or damage due to long term shifts in climate patterns or extreme weather events such as large typhoons, droughts, and intense heat (chronic and acute physical risks respectively), and the risks associated with decarbonization, such as the inability or cost to respond to changes in government policies and/or carbon prices, and rapid technological innovation (transition risk). These are some of the key physical and transition risks associated with climate change that Nomura recognizes.

At Nomura, we conduct scenario analysis in order to analyze the impact of climate change on our portfolio. To assess financial resilience to climate risks, we use “scenarios”, published by Network for Greening the Financial System (NGFS), to estimate the impact of climate change in the short term on our capital and risk assets for both market risk and credit risk. We also assess a number of climate risk concentration measures to determine how much of the credit portfolio is vulnerable to climate related risks. As the scenario impact and the exposures to the climate risk concentration measures, as a proportion of our company’s portfolio, are relatively low we believe that the impact of climate change on our company’s finances will be limited.

4. Metrics and Targets

Nomura has announced its goal of achieving net zero GHG emissions for its own operations by 2030, to seek to achieve net zero GHG emissions attributable to its lending and investment portfolios by 2050 and to deploy $125 billion in sustainable financing over the five years ended March 31, 2026(*). We post our progress towards each target on our company website. (Our website and the information posted thereon do not constitute part of and are not incorporated by reference into this annual report on Form 20-F.)

*This target includes capital raised through Nomura’s debt and equity capital markets businesses, private placements of mezzanine debt and equity securities, and debt financing through its Infrastructure and Power Financing Group.

5. Human Capital Initiatives

(1) Nomura’s Human Capital Management and Management Strategy

Nomura believes that, in today’s rapidly changing society, continuously pursuing future-oriented transformation is essential to enhancing corporate value. This transformation requires each employee to possess a high level of expertise and demonstrate strong leadership. It is also important for teams to create a force greater than the sum of their individual members. To achieve this, fostering a sound corporate culture is indispensable. Based on this thinking, Nomura has defined its desired future state as “a team of professionals who continuously take on the challenge of creating new value,” and has positioned this as the vision for its human capital management strategy.

To realize this vision, Nomura has introduced a leadership behavior model and is working to optimize its human capital management cycle, which consists of recruitment, talent development, performance appraisal, mobility and advancement, thereby enhancing the leadership and expertise of each employee. Nomura has also conducted the Nomura Group Employee Survey and uses the PDCA cycle to assess the effectiveness of its human capital management strategy and drive continuous improvement. In addition, Nomura is fostering a sound corporate culture by embedding its code of conduct, creating an inclusive workplace environment, and promoting employee well-being.

Nomura has set forth its management vision and targets for fiscal year 2030 and is working on multiple priority themes to achieve them (See Item 4.B “Information on the Company - Business Overview - Management Challenges and Strategies”). It is also strategically strengthening the human capital necessary for this purpose. Specifically, to achieve “dramatic growth in stable earnings,” Nomura is strengthening specialized talent capable of advancing new initiatives within existing businesses and creating added value across divisions. In addition, to realize “deepening of its global strategy,” Nomura is focusing on securing and developing global talent that can take the lead in connecting the strengths cultivated in Japan, such as its strong franchise, with overseas markets that are growing rapidly and offer large fee pools.

Accordingly, we recruit and retain talent that aligns with Nomura’s corporate philosophy and values and seek to enhance such talent’s expertise and leadership through talent development, performance appraisal, mobility and advancement. Through these initiatives, we aim to increase the value of our human capital and contribute to the sustained enhancement of corporate value.

(2) Nomura’s Talent Management Cycle

With a view to realizing its human capital management strategy, Nomura introduced the “Leadership Behaviors Model” in April 2025, replacing the former competency framework, following the establishment of the Purpose. This model consists of five behavioral items—“Explore Insights and Visions,” “Make Strategic Decisions,” “Inspire Entrepreneurship in People,” “Elevate Organizational Capability,” and “Inclusion”—and is intended to promote future-oriented leadership transformation across the Nomura Group. Regardless of role or corporate title, all employees are expected to think about and put into practice the leadership required in their respective positions, and to visualize each person’s strengths and areas for improvement and encourage objective discussion. This model is closely linked to each process of the talent management cycle consisting of recruitment, talent development, performance appraisal, mobility and advancement. The main points are as follows.

(i) Recruitment

Our recruitment strategy focuses on attracting talent that shares our values of “Entrepreneurial Leadership,” “Teamwork” and “Integrity,” in order to put the Nomura Group’s Purpose into practice. We also seek individuals who possess a strong risk culture, which forms the foundation of effective risk management. To acquire and develop professional talent that consistently takes on the challenge of creating new value, we implement departmental or job-specific recruitment across all regions, including Japan, for both new graduate and mid-career hiring.

We also place significant emphasis on mid-career hiring, recognizing the need for diverse talent with advanced knowledge and expertise in specialized areas. In the past few years, over half of our new hires have been mid-career professionals.

Furthermore, in January 2023, we launched a system to network with Nomura alumni (former employees) and to deepen engagement with alumni active outside the Nomura Group while actively encouraging alumni re-employment. As of March 31, 2026, approximately 350 individuals had registered on the network site, an increase of about 60 from the previous year, and we are continuing to enhance the use of this network.

(ii) Talent Development

Under the Basic Policy of Talent Development listed below, we are committed to developing our talent.

(less than)Basic Policy of Talent Development(greater than)

In order to put into action our Group Purpose, “we aspire to create a better world by harnessing the power of financial markets,” we aim for Nomura Group people to differentiate themselves by being a professional group that continually takes on challenges to create new added value.

We aim to create a decentralized organization in which every employee possesses a high level of expertise and leadership. Toward this end, we have reorganized hierarchical training into programs for new employees, instructors and managers, and are working to enhance departmental training to deepen specialized expertise and self-selection training to promote autonomous career development. As an example of self-selection training, in fiscal year 2023 we launched our digital talent development program, “Digital IQ University,” which provides learning opportunities enabling many employees, not limited to those engaged in IT operations, to systematically acquire a broad range of digital knowledge and skills. In addition, as examples of departmental training, we conduct a 36-month program for the Wealth Management Division and global analyst training programs for the Wholesale Division, thereby establishing a framework for employees to acquire specialized knowledge required for their work and apply it in practice.

We also implement various selective training programs for the strategic development of potential management leaders. These include study abroad programs, which have been offered every year for more than 60 years on a self-application and selection basis; cross-border learning experiences such as startup secondment programs; Nomura Keiei-juku, our flagship program for future management leaders; and leadership development programs provided by external institutions in Japan and overseas, including Nomura Management School, thereby providing opportunities to gain new perspectives beyond everyday work.

(iii) Performance Appraisal

To deliver on the Nomura Group Purpose, in all regions including Japan, and across all departments and roles, we are making further efforts to enhance our performance-based compensation system, through ensuring the fairness of performance appraisal and benchmarking employee productivity against external market data. All managers in Japan are paid by job type.

We have also introduced 360-degree feedback globally, and by engaging in dialogue between the target and the evaluators regarding the results, we are supporting the growth and leadership development of the target. Additionally, to instill the Code of Conduct throughout the Nomura Group and enhance risk management, we have implemented the ERCC rating (1).

(1) Evaluation of Ethics, Risk Management, Compliance and Conduct.

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

(3) Fostering a Sound Corporate Culture

We are committed to enhancing employee engagement and fostering a sound corporate culture by embedding the Code of Conduct and promoting Inclusion and Well-being. In April 2025, we established the Culture & Engagement Department, which plays a central role in these efforts.

(i) Code of Conduct

We not only comply with laws and regulations, but also maintain a strong sense of ethics, aiming to be a company that is truly trusted by society. To this end, we have established the “Nomura Group Code of Conduct” as the guidelines for actions to be taken by all Nomura Group directors, officers, and employees. Through associated trainings and other measures, we are working to promote appropriate actions (“Conduct”) based on the Code of Conduct. At the annual “Nomura Founding Principles and Corporate Ethics Day” held every August, all directors, officers and employees of the Nomura Group, regardless of region, reaffirm the lessons learned from past incidents and renew our determination to prevent recurrence in order to maintain and build the trust of society and our clients. As part of this initiative, we hold discussions of appropriate conduct based on reflections of past incidents and ask participants to make a pledge to comply with the Code of Conduct. Since its implementation in December 2019, the Code of Conduct has been reviewed periodically to better respond to changes in social and economic conditions surrounding Nomura Group and to the expectations of stakeholders.

(ii) Inclusion

We believe that diversity among our employees at Nomura, which operates globally, strengthens our competitiveness, drives innovation, and supports advanced risk management. Our employees bring a wide range of backgrounds, including gender, nationality, race, sexual orientation, gender identity, disability, as well as education, experience, capabilities, and values. Since adopting its position on diversity and inclusion in 2016, we have continued to foster an inclusive workplace where every employee has a sense of belonging and can thrive as their authentic selves and achieve their full potential. To advance inclusion, our Working Group, centered on management, leads initiatives through a top-down approach. At the same time, our Employee Networks serve as the core of our bottom-up initiatives. Together, these two approaches drive our efforts.

Starting in fiscal year 2024, the promotion of inclusion has been incorporated into the performance evaluation criteria for all officers and employees worldwide, encouraging contributions to a more inclusive workplace environment. In Japan, we also continue to require approximately 15,000 employees to complete the “Nomura Group Inclusion Training,” which covers topics such as human rights, balancing work with childcare and caregiving, harassment, and psychological safety, to deepen understanding and foster inclusive practices in the workplace.

At Nomura Securities Co., Ltd. and other domestic subsidiaries in Japan (with certain exceptions, such as joint ventures), we are enhancing the workplace environment so that employees planning for childbirth and childcare can continue their careers without concern, regardless of gender. As part of these efforts, we have introduced a “Parental Leave Incentive Bonus.” In addition, managers’ performance evaluations reflect their efforts to support employees in balancing work and family responsibilities and to encourage childcare leave, thereby helping to foster a workplace culture that makes it easier to balance work and childcare. As a result, in August 2025, Nomura Securities Co., Ltd. received the highest, third-level certification under the “Eruboshi” certification program based on the Act on Promotion of Women’s Participation and Advancement in the Workplace. We also continue to improve the workplace environment with the goal of achieving a 100% rate of childcare leave and related leave, regardless of gender. Most male employees take childcare leave, and the average number of days of childcare leave taken by male employees increased from 31.5 days in fiscal year 2024 to 38.6 days in fiscal year 2025. Through these initiatives, balancing work and childcare is becoming more firmly established.

In addition, in fiscal year 2025, we also promoted disability inclusion initiatives. We joined “Valuable 500” and sponsored the Tokyo 2025 Deaflympics. In recognition of our continued implementation of inclusion training and our efforts to advance these initiatives, we were selected in March 2026 as a “Barrier-Free Mindset” good practice company by the Tokyo Metropolitan Government. We will continue working to enhance the workplace environment so that each employee can achieve their full potential.

(iii) Well-being

We recognize the importance of our employees’ physical, emotional, mental and financial well-being so that they can realize their full potential, stay motivated and excel in the performance of their duties. We seek to improve our employee welfare programs, such as childcare and nursing care support, as well as to maintain and promote employee health, so that employees can continue to work with enthusiasm, including the development of appropriate working conditions and a comfortable working environment.

We also recognize the need to reduce Absenteeism (1) and Presenteeism (2), and improve Work Engagement (3) and have set the following measurements in order to monitor employee well-being:

We aspire to create a better world by harnessing the power of financial markets
Nomura Group will implement various measures towards ensuring the physical, mental and social well-being of all our people.
Reducing absenteeism
Reducing presenteeism
Improving work engagement
Measures against lifestyle-related diseases
Smoking cessation promotion
Improving employee engagement and mental health
Cancer prevention and patient support
Promotion of women’s health

(1)

Absenteeism: The impact of absenteeism is measured by financial losses due to absence from work caused by injury or illness, calculated by multiplying the average compensation of employees for such financial year by the number of employees and the utilization rate of sick leave.

(2)

Presenteeism: A condition in which individuals go to work despite being ill or experiencing symptoms of illness, with negative impacts on business execution and productivity. The figure is calculated based on responses to the SPQ (Single-Item Presenteeism Question, University of Tokyo 1-Item Version).

(3)

Work Engagement: A positive, fulfilling, work-related state of mind. This is measured based on deviation from the results of the national average of annual stress assessment, which is an annual mandatory workplace program in Japan to screen for mental health issues in workers.

For Absenteeism, we have not set a specific target because it is important to create an environment where our employees can be absent from work when they feel unwell. We will continuously evaluate and introduce new well-being initiatives to improve this metric. We set our targets for Presenteeism and Work Engagement, 15 (i.e., no more than a 10% productivity loss rate) and 55 (with the national average being 50), respectively by the year ended March 31, 2031. Currently these measurements are only applicable to employees of NSC, but we will continue to evaluate our implementation plan and extend the initiatives to other subsidiaries, potentially expanding the coverage to the Nomura Group as a whole.

We also support the financial well-being of our employees by offering various programs that contribute to asset formation, such as an employee stock ownership plan, a defined contribution pension plan, and Workplace Tsumitate NISA. We have implemented an incentive system for contributions to the employee stock ownership plan and Workplace Tsumitate NISA. To enable employees to make more effective use of these systems, we began providing video content (Nomura Financial Wellness Program) in fiscal year 2023 through NSC, and in fiscal year 2024 through other domestic subsidiaries, allowing employees to quickly deepen their understanding of retirement benefits and pension systems. Furthermore, in October 2024, we established a department dedicated to supporting employees’ asset formation and have further strengthened our efforts by enhancing the dissemination of information to employees and providing investment consultations. As a result of these initiatives, the number of employees using the employee stock ownership plan and Workplace Tsumitate NISA has steadily increased.

(4) Governance Related to Human Capital

As a Company with Three Board Committees, Nomura separates supervision of management from the execution of business in order to enhance corporate governance. The recognition of risks and opportunities related to human capital, the promotion of various initiatives, and risk management are also addressed appropriately through the respective roles of supervision and execution.

At the Board of Directors, the basic management policies are formulated and the execution of duties by directors and executive officers is supervised. The Board also establishes, amends and abolishes important provisions relating to human capital, such as the Code of Conduct.

On the execution side, the Management Committee chaired by the Group CEO and the Human Resources Committee delegated by the Management Committee discuss and decide important matters related to Nomura’s personnel system, human capital strategy, compensation and promotion. In particular, governance relating to compensation is described in Item 6.B. “Directors, Senior Management and Employees-Compensation of Statutory Officers-Compensation Policy.” In addition, under the CHRO appointed by the Management Committee, business plans are formulated and executed based on the decided basic policies and key strategies, and the status of execution of such business plans is reported to the Management Committee.

(5) Risk Management Related to Human Capital

Nomura recognizes human capital-related issues as material risks affecting the execution of its management strategy and the enhancement of corporate value. The principal risks are as follows:

•	Risks related to personnel and workplace environments, such as discrimination and harassment, and violations of laws and regulations in each region

•	Business operation risks arising from talent acquisition or development not progressing as expected

•	Risks of profit pressure due to increased spending related to talent acquisition

•	Risks that talent development and corporate culture building will take longer than expected

(For details, please see Item 3.D. “Key Information- Risk Factors – Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel.”)

To manage these risks appropriately, Nomura’s business divisions, regions, group companies and human resources functions identify issues based on hiring trends, turnover trends, employee survey results, whistleblowing reports and compliance incidents. Identified issues are then evaluated based on their potential impact on management, likelihood of occurrence and urgency of response, and corresponding measures are reflected in relevant initiatives. Through these efforts, Nomura seeks to appropriately manage human capital-related risks.

(6) Indicators and Targets

Nomura views PBR (price-to-book ratio) as comprising three components: ROE, shareholders’ equity cost and expected growth rate (for details, please see Item 4.B “Information on the Company -. Business Overview - Management Challenges and Strategies.”)

Based on this view, Nomura has established and monitors indicators under its human capital management strategy in the three areas set forth in the table below: Value Creation, Stability and Resilience, and Well Growing. These are positioned as factors that contribute to enhancing corporate value over the medium to long term through the strengthening of human capital. To assess the impact of initiatives under each key theme on the Company’s sustainable value creation, indicators have been established and are monitored. These indicators are reviewed as necessary to ensure the quantitative and appropriate measurement of progress in its initiatives.

(Note) The above framework is not intended to mechanically calculate PBR, shareholders’ equity cost or any other financial indicator, but rather to conceptually illustrate the relationship between Nomura’s human capital management and the medium- to long-term enhancement of corporate value. Value Creation represents improvements in profitability and capital efficiency through employees fully demonstrating their capabilities and improving productivity. Stability and Resilience represents strengthening the stability of the business foundation and resilience through ensuring diversity, retaining talent and developing a workplace environment in which diverse talent can continue to demonstrate their capabilities, and is positioned as a factor that contributes to reducing earnings volatility and uncertainties in business execution and, ultimately, to containing shareholders’ equity cost. Well Growing represents an increase in future growth expectations through talent development, skills enhancement and the promotion of autonomous career development.

	Metric	FY2025	FY2026	Target
Value Creation	Labor productivity*1 (revenue / number of employees)	¥ 69.5 million	¥ 75.6 million	—
Stability and Resilience	Ratio of outside directors*3	67%	64% (Note 1)	—
	Ratio of foreign directors*3	33%	27% (Note 1)	—
	Ratio of female directors*3	25%	27% (Note 1)	—
	Disability employment rate*2	2.54%	2.71%	2.70% (Note 2)
	Ratio of female managers*1	22.4%	23.8%	30% (Note 3)
	Ratio of female branch managers*4	10.3%	10.3%	10% (Note 4)
	Ratio of mid-career hiring*4	61.9%	58.6%	—

	Metric	FY2025	FY2026	Target
	Turnover rate*1 (Note 5)	6.5%	6.3%	—
	Paid leave utilization rate*4	71.6%	73.2%	70%
	Ratio of male employees’ childcare leave and related leave*4	100.0%	94.8%	100.0%
Well Growing	Strengthening Sustainable Growth Training hours per employee*1	15.5 hours	14.4 hours	—
	Training expenses per employee*1	¥ 133,333	¥ 113,805	—
	Number of employees learned at Digital IQ University*1	Approx. 5,000	Approx. 5,500	—
	Number of employees transferred through the internal job posting system*1	180	188	—

Scope: *1 the Company and its consolidated subsidiaries; *2 the Company and its domestic subsidiaries; *3 the Company; *4 Nomura Securities Co., Ltd.

(1)	Structure after the June 2026 shareholders’ meeting.
(2)	New statutory employment rate under the revised Act on Employment Promotion of Persons with Disabilities in July 2026.
(3)	The target period for the proportion of female managers is through the year ending March 31, 2031.
(4)	Action plan for the period from May 1, 2020 to April 30, 2025, under the Act on Promotion of Women’s Participation and Advancement in the Workplace.
(5)	Voluntary turnover rate.

C. Organizational Structure.

The following table lists the Company and its significant subsidiaries and their respective countries of incorporation as of March 31, 2026. Indentation indicates the principal parent of each subsidiary. Proportions of ownership interest include indirect ownership.

Name	Country/Region	Ownership Interest
		(%)
Nomura Holdings, Inc.	Japan	—
Nomura Securities Co., Ltd.	Japan	100
Nomura Asset Management Co., Ltd.	Japan	100
The Nomura Trust & Banking Co., Ltd.	Japan	100
Nomura Babcock & Brown Co., Ltd.	Japan	100
Nomura Capital Investment Co., Ltd.	Japan	100
Nomura Investor Relations Co., Ltd.	Japan	100
Nomura Fiduciary Research & Consulting Co., Ltd.	Japan	100
Nomura Research & Advisory Co., Ltd.	Japan	100
Nomura Business Services Co., Ltd.	Japan	100
Nomura Properties, Inc.	Japan	100
Nomura Institute of Capital Markets Research	Japan	100
Nomura Financial Products & Services, Inc.	Japan	100
Nomura Institute of Estate Planning	Japan	100
Nomura Capital Partners Co., Ltd.	Japan	100
Nomura Mezzanine Partners Co., Ltd.	Japan	100

Name	Country/Region	Ownership Interest
		(%)
Corporate Design Partners Co., Ltd.	Japan	100
Nomura Kagayaki Co., Ltd.	Japan	100
Nomura IM Investment LLC	Japan	100
Nomura Global Finance Co., Ltd.	Japan	100
BOOSTRY Co., Ltd	Japan	51
Nomura Asia Pacific Holdings Co., Ltd.	Japan	100
Nomura International (Hong Kong) Limited	Hong Kong	100
Nomura Singapore Limited	Singapore	100
Nomura Securities Singapore Pte. Ltd.	Singapore	100
Nomura Australia Limited	Australia	100
Nomura Asia Investment (Fixed Income) Pte. Ltd.	Singapore	100
Nomura Financial Advisory and Securities (India) Private Limited	India	100
Nomura Holding America Inc.	U.S.	100
Nomura Securities International, Inc.	U.S.	100
Nomura Corporate Research and Asset Management Inc.	U.S.	100
Nomura America Mortgage Finance, LLC	U.S.	100
Nomura Global Financial Products, Inc.	U.S.	100
Instinet Incorporated	U.S.	100
Nomura Asset Management International Inc. (1)	U.S.	100
Delaware Management Company (1)	U.S.	100
Nomura Europe Holdings plc	U.K.	100
Nomura International plc	U.K.	100
Nomura Bank International plc	U.K.	100
Nomura Financial Products Europe GmbH	Germany	100
Banque Nomura France	France	100
Nomura Bank (Luxembourg) S.A.	Luxembourg	100
Nomura Bank (Switzerland) Ltd.	Switzerland	100
Nomura Europe Finance N.V.	The Netherlands	100
Nomura European Investment Limited	U.K.	100
Laser Digital Group Holdings AG	Switzerland	100
Nomura Asia Investment (India Powai) Pte. Ltd.	Singapore	100
Nomura Services India Private Limited	India	100
Nomura International Funding Pte. Ltd.	Singapore	100
Nomura Orient International Securities Co., Ltd.	China	51

(1)

On December 1, 2025, Nomura acquired all shares of the Macquarie’s U.S. and European public asset management business, including Macquarie Management Holdings Inc. (which changed its name to Nomura Asset Management International Inc. on the same date), and included such company and its consolidated subsidiaries (including Delaware Management Company, etc.) within the scope of consolidation as consolidated subsidiaries. See Note 10 “Business Combinations” in our consolidated financial statements included in this annual report for details regarding this acquisition.

D. Property, Plants and Equipment.

Our Properties

As of March 31, 2026, our principal head office is located in Tokyo, Japan and occupies 855,405 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 219,810 square feet, our Nagoya branch office, which occupies 89,157 square feet, and the head office of Nomura Asset Management Co., Ltd. in Tokyo, which occupies 128,715 square feet.

As of March 31, 2026, our major offices outside Japan are the head offices of NIP located in London, which occupies 292,303 square feet, the New York head office of Nomura Securities International, Inc., which occupies 172,747 square feet, and the offices of Nomura International (Hong Kong) Limited located in Hong Kong, which occupies 83,506 square feet. We lease most of our overseas office space.

As of March 31, 2026, the major office of Nomura Services India Private Limited, our specialized service company in Mumbai, India, occupies 217,668 square feet.

As of March 31, 2026, the aggregate net book value of the land and buildings we owned was ¥117 billion, and the aggregate net book value of equipment we owned, including communications and data processing facilities, was ¥80 billion.

As of March 31, 2026, we plan to construct a new facility as follows:

Name	Location	Segment	Nature of the plan	Estimate of the amount of expenditures (Millions of yen)	Amount of expenditures already paid (Millions of yen)	Method of financing	Date of start of the activity	Estimated date of completion of the activity
NHI	Tokyo	Other	Nihonbashi Nomura Mitsui Tower and Nihonbashi Nomura Building, Old Wing	149,650	37,986	Own funds and corporate bonds	December 2021	September 2026

Item 4A. Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the year ended March 31, 2026 and which remain unresolved as of the date of the filing of this annual report with the Commission.

Item 5. Operating and Financial Review and Prospects

A. Operating Results.

This discussion and analysis contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under Item 3.D. “Risk Factors” and elsewhere in this annual report.

Business Environment

During the year ended March 31, 2026, while the global economy as a whole remained on a recovery track, major sources of market volatility affecting Nomura included U.S. tariff policy; a mix of optimism and concern surrounding the AI-related sector; political events in Japan; and geopolitical developments such as the situation involving Iran.

On April 2, 2025, the U.S. government announced the planned imposition of “reciprocal tariffs” targeting countries worldwide, triggering a sharp global equity sell-off and heightening concerns over a potential shift away from dollar-denominated assets. However, the following week a “90-day suspension” of the measures was announced, and markets turned to a V-shaped recovery. AI-related stocks in particular led the U.S. equity market through summer 2025, while from early autumn 2025 signs of caution about overheating also began to emerge. In the foreign exchange market, the yen appreciated to ¥140 per U.S. dollar in April 2025 amid wariness of U.S. tariff policy, but thereafter weakened; since January 2026, despite heightened volatility, the exchange rate has generally remained within the ¥152–161 range.

In Japan, Prime Minister Ishiba announced his resignation in September 2025, and in October 2025, the Takaichi cabinet was formed following the presidential election of the Liberal Democratic Party (“LDP”). As the new government advocated “responsible proactive fiscal policy,” Japan saw a stronger trend towards rising stock prices, higher interest rates and a weaker yen. Prime Minister Takaichi further dissolved the House of Representatives in January 2026. In the general election held in February, the LDP won more than two-thirds of the seats on its own, attracting attention from overseas investors. Although the impact of tariffs became visible in certain industries, Japanese equities overall continued an upward trend as companies managed to secure profit growth, repeatedly setting new record highs; in October 2025, the Nikkei Stock Average surpassed ¥50,000. The index has remained at a high level in the ¥58,000–71,000 range since mid-April 2026.

With respect to monetary policy, the U.S. economy showed signs of a modest slowdown in employment, and the Federal Reserve announced rate cuts in each of September, October, and December 2025. In Japan, after confirming in its view that the impact of the U.S.-imposed tariffs was not significant, the Bank of Japan decided in December 2025 to raise interest rates for the first time since January 2025. Japan’s 10-year government bond yield strengthened its upward trend—surpassing 2% in December 2025—as markets priced in Japan’s exit from deflation and the continuation of rate hikes that would accompany it. Furthermore, since the end of February 2026, crude oil prices have risen sharply due to heightened instability in the Middle East, and, affected by this development, the yield on 10-year Japanese government bonds also rose, reaching 2.5% from the end of March through April and rising to 2.8% on May 18.

On the geopolitical front, events such as the Israeli and U.S. airstrikes on Iranian nuclear facilities in June 2025; U.S. military action in Venezuela in January 2026 (resulting in the capture of the Venezuelan President); and Israeli and U.S. airstrikes on Iran commencing in February 2026 (resulting in the death of the Iranian Supreme Leader) have contributed to market instability.

Executive Summary

1. Overall results of business

We recognized net revenue of ¥2,167.7 billion during the year ended March 31, 2026, an increase of 14.5% from the previous year. Non-interest expenses increased by 14.6% to ¥1,627.9 billion, income before income taxes was ¥539.8 billion, and net income attributable to the shareholders of NHI was ¥362.1 billion. Return on equity was 10.1%. Earnings per Share* for the year ended March 31, 2026 was ¥118.99, an increase from ¥111.03 for the year ended March 31, 2025. We have decided to pay a dividend of ¥24 per share to shareholders of record as of March 31, 2026. As a result, the total annual dividend will be ¥51 per share for the year ended March 31, 2026.

*Diluted net income attributable to NHI shareholders per share.

2. Management’s assessment of key initiatives and achievements during the fiscal year

During the year ended March 31, 2026, our initiatives to accelerate our recurring revenue-based business model, expand our stable earnings base, and deepen our global strategy made steady progress. These efforts have steadily translated into tangible results, further strengthening our profitability and business foundation. We also made solid progress toward realizing our management vision for 2030, “Reaching for Sustainable Growth,” and net income attributable to the shareholders of NHI for the year reached a record high.

Wealth Management Division had its best performance since the division was established in the year ended March 31, 2002. Recurring revenue was at an all-time high and recurring revenue assets saw continued net inflows as we made further progress in our full-service asset management business. The recurring revenue cost coverage ratio rose to 72 percent, reflecting higher revenues and disciplined cost controls.

In Investment Management Division, assets under management climbed to ¥136.9 trillion and business revenue increased significantly, thanks to market factors, continued net inflows, and contributions from the overseas businesses we recently acquired.

In Wholesale Division, income before income taxes was at an all-time high, underpinned by growth in Global Markets and Investment Banking revenues.

In the Banking Division, loans outstanding and investment trust balances grew, resulting in higher revenues than last year.

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

For further details of our dividend policy, refer to Item 5.B. “Liquidity and Capital Resources—Capital Management—Dividends.”

4. Summary by Segment

In our Wealth Management Division, net revenue for the year ended March 31, 2026 increased by 12.5% from the previous year to ¥487.9 billion. Non-interest expenses increased by 6.2% to ¥283.9 billion. As a result, income before income taxes increased by 22.8% to ¥204.0 billion. We have worked to strengthen our wealth management services by enhancing our comprehensive service offerings in line with client needs to help our clients achieve the future they envision. Amid favorable market conditions and reflecting our keen understanding of client needs, there was an increase in flow revenue, mainly due to an increase in the sales of stocks and investment trusts, particularly through face-to-face channels. Additionally, there was also an increase in recurring revenue due to the expansion of Wealth Management client assets through our initiatives to provide consulting services on the entire asset bases of our clients, which we have been working on continuously.

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

In our Investment Management Division, net revenue for the year ended March 31, 2026 increased by 34.3% from the previous year to ¥258.5 billion. Non-interest expenses increased by 65.5% to ¥170.2 billion. As a result, income before income taxes decreased by 1.4% to ¥88.3 billion. The Investment Management Division has aimed for business revenue growth by increasing assets under management and by providing higher value-added asset management services. Although the Japanese equity market experienced periods of adjustment at both the beginning and the end of the fiscal year, it generally remained above the level of the previous fiscal year overall. In addition, following the completion in December 2025 of the Macquarie Acquisition, assets under management as of the end of the period rose to a record high of ¥136.9 trillion. The average balance of assets under management during the fiscal year also increased from the previous fiscal year, contributing to the growth of business revenue. While fund outflows were recorded in the acquired business, net inflows for the fiscal year totaled ¥0.4 trillion, and positive net inflows were maintained on an overall basis. Supported by the expansion of assets under management, the asset management business delivered revenue growth, while the aircraft leasing business also contributed to higher earnings through the execution of high-quality deals, resulting in an increase in sales volume. As a result, business revenue, a stable source of revenue, reached a record high. In particular, alternative assets under management as of the end of the year ended March 31, 2026 increased from the end of the previous fiscal year to ¥3.6 trillion, supported by solid fund inflows and investment gains. In addition, the “Nomu Wrap Fund”, which enables investors to build well-balanced portfolios tailored to their investment styles, continued to attract stable inflows, with total net assets surpassing ¥1.5 trillion.

In our Wholesale Division, net revenue for the year ended March 31, 2026 increased by 9.9% from the previous year to ¥1,162.2 billion. Non-interest expenses increased by 7.9% to ¥961.7 billion. As a result, income before income taxes increased by 20.6% to ¥200.6 billion. In Global Markets, we continued to provide service and liquidity to our clients while maintaining tight risk control, as clients looked to rebalance and hedge their portfolios amid uncertain markets driven by macro-economic shifts, central banks’ policy actions and geopolitical developments. We delivered steady performance by monetizing client flows and market opportunities led by Equity Products, Securitized Products and International Wealth Management. In Investment Banking, though there were differences among regions, client activity was at a high level and we strived to meet our clients’ diversified needs through our services and solutions which led to an increase in the number of deals. Strong performances from Advisory and Equity Solutions in Japan, along with Advisory and Solutions including Equity Solutions and portions of lending in international regions resulted in an increase in revenue.

In our Banking Division, net revenue for the year ended March 31, 2026 increased by 14.3% from the previous year to ¥53.9 billion, but non-interest expenses increased by 29.5% to ¥39.9 billion. As a result, income before income taxes decreased by 14.3% to ¥14.0 billion. In addition to strengthened collaboration across divisions, the effects of business development and marketing activities have begun to materialize, and the KPIs we track, namely loans outstanding at The Nomura Trust and Banking Co., Ltd., investment trust balance at The Nomura Trust and Banking Co., Ltd., and assets under administration at Nomura Bank (Luxembourg) S.A., showed steady growth over the year. As a result, Banking Division revenues, which we position as a stable source of revenue, increased from the previous fiscal year. While expenses increased due to a core banking system renewal at The Nomura Trust and Banking Co., Ltd. and related initiatives, progress has been made in building the foundation necessary to enhance future product and service offerings.

Progress on Key Performance Indicators (KPIs)

«Management Indicators»

Return on Equity / Income before income taxes

We have set quantitative management targets for the fiscal year 2030, aiming to achieve an ROE of 8-10%+ and an income before income taxes of over ¥500 billion, as our most important management performance indicators, and have made steady progress in our initiatives. In May 2026, we updated these quantitative management targets for the fiscal year 2030 and set a goal to achieve an ROE of 10–12%+ and an income before income taxes of over ¥750 billion.

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

We have set ROE target of 10-12%+ for the year ending March 31, 2031, reflecting the cost of capital for our Company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE. ROE for the year ended March 31, 2026 increased to 10.1% from 10.0% for the prior fiscal year.

In addition, in order to achieve sustainable growth, we have set a quantitative management target for the year ending March 31, 2031 to achieve an income before income taxes of over ¥750 billion, so that it helps them to assess business conditions more concretely and enhance corporate value. For the year ended March 31, 2026, the income before income taxes was ¥539.8 billion.

Common equity Tier1 capital ratio

There are multiple global financial regulations that we must comply with, including capital regulations established by Basel Committee on Banking Supervision as interpreted and implemented by the FSA which have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 capital ratio of at least 11%, so that we will take into consideration the financial soundness including certain buffer against severe market stress. In addition, we seek to achieve an optimal allocation of capital by balancing growth investments and shareholder returns, and have set a target range of a common equity Tier 1 capital ratio of 11% to 14%.

Our common equity Tier 1 capital ratio decreased to 12.86% as of March 31, 2026, from 14.52% as of March 31, 2025. For further details, on the key capital requirements we must follow, see Item 5.B. “Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements.”

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

	Trillions of yen
	March 31, 2024	March 31, 2025	% Change from previous year	March 31, 2026	% Change from previous year
Recurring revenue assets	¥23.0	¥23.5	2.3%	¥27.9	18.8%

	Billions of yen
	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Net inflows of recurring revenue assets	¥702.0	¥1,374.0	95.7%	¥1,495.1	8.8%

	Thousands
	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Flow business clients	1,692	1,644	(2.9)%	1,741	5.9%
Workplace Services	3,627	3,883	7.0%	4,142	6.7%

Recurring Revenue Assets

Recurring revenue assets are defined by adding related loans to the total amount of assets, such as investment trusts, discretionary investments, insurance, and level fee assets, for which management fees and other recurring fees are charged. The amount of related loans totaled approximately ¥1,114.7 billion as reported within Loans receivable in the consolidated balance sheets as of March 31, 2026. Total recurring revenue assets as of March 31, 2026, were ¥27.9 trillion, an increase of ¥4.4 trillion, or 18.8%, from ¥23.5 trillion as of March 31, 2025, due to initiatives to increase recurring revenue assets and market factors.

Net Inflows of Recurring Revenue Assets

Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. As a result of our success in establishing market presence in the Wealth Management business, the total net inflows of recurring revenue assets during the year ended March 31, 2026, were ¥1,495.1 billion, exceeding the ¥1,374.0 billion recorded for the year ended March 31, 2025, by 8.8%.

Flow Business Clients

The number of flow business clients is defined as the total number of clients to whom we provide flow business, businesses that generate flow revenues, within the fiscal year and is a measure of the growth in the client base that is critical to realizing the growth in flow revenue. The number of flow business clients as of March 31, 2026, was approximately 1,741 thousand, which is 5.9% higher than the number as of March 31, 2025, which was 1,644 thousand. This increase resulted from an acceleration in accumulation toward the end of the fiscal year against the background of an active market environment.

Workplace Services

Workplace Services are defined as the sum of the number of workplace financial services provided, such as the number of members of employee stock ownership plans, accounts derived from the employee stock ownership (excluding current members) and corporate defined contribution (DC) pension plan subscribers, and is an index used to measure the expansion of the client base through workplace financial businesses. As of

March 31, 2026, the number of workplace services provided stood at 4,142 thousand. We achieved an expansion of 259 thousand, 6.7% increase from that of March 31, 2025, which was 3,883 thousand, mainly in terms of the increase in members of employee stock ownership plans, and have expanded our client base which will lead to sustainable growth.

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

	Billions of yen
	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Net inflow	¥3,760	¥2,648	(29.5)%	¥443	(83.3)%

	Trillions of yen
	March 31, 2024	March 31, 2025	% Change from previous year	March 31, 2026	% Change from previous year
The balance of assets under management	¥89.0	¥89.3	0.4%	¥136.9	53.3%

Net inflow

Net inflows are calculated by subtracting cash outflows from cash inflows. For these purposes, cash outflows do not include outflows from distributions. During the year ended March 31, 2026, Net inflows reached ¥0.4 trillion. In the investment trust business, there were inflows into Money Reserve Funds and other money market funds, alternative investments and balanced funds. In the investment advisory and international businesses, there were outflows mainly from active mutual funds in the U.S. and European public asset management business of Macquarie Group Limited, which was acquired in December 2025, reflecting industry trends in U.S.

The balance of assets under management

The balance of assets under management is calculated by deducting overlapping assets within the Investment Management division from the simple aggregate (gross) of assets under management of asset management companies within Investment Management division. Assets under management as of March 31, 2026, reached a record high of ¥136.9 trillion, reflecting both the Japanese equity market remaining above the level of the previous fiscal year and the addition of assets under management from the acquired business.

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

	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Cost-to-income ratio	94%	84%	(10)%	83%	(1)%
Revenue/modified RWA	6.8%	7.6%	0.8%	7.4%	(0.2)%

Cost-to-income ratio

The cost-to-income ratio for the Wholesale Division is calculated by dividing non-interest expenses for the division for a given reporting period by net revenue generated by the division for the same period, calculated consistently, in each case, with our segment presentation for the division. It is monitored at a divisional level to track operating margins for the business. The ratio improved during the year ended March 31, 2026 compared to the previous year as Wholesale costs increased 8% while revenues grew 10%. Wholesale Revenues reached an all-time high since establishment of the division in April 2010, with record years in both Global Markets and Investment Banking (since relevant comparisons possible from the year ended March 31, 2017). Cost increase was primarily driven by increase in bonus provisions linked to performance and higher trading volume. The ratio improved during the year ended March 31, 2025 compared to the previous year as Wholesale costs increased 10% while revenues grew 22%. Revenues increased on a year-over-year basis across Global Markets and Investment Banking. Global Markets uptick was driven by strong performance across Equity Products, Execution Services, Securitized Products, and International Wealth Management business, whereas Investment Banking witnessed significant growth in ECM, M&A and Solutions businesses. Cost increase was primarily driven by increased revenue-linked trading activity and higher performance related costs.

Revenue to modified Risk Weighted Asset (RWA) ratio

The revenue to modified RWA ratio for the Wholesale division is calculated by dividing net revenue generated by our Wholesale Division for a given reporting period (in the case of net revenue for the Wholesale Division for periods shorter than a full fiscal year, on an annualized basis) by the average balance of modified RWA used by the Wholesale Division for the same period. The revenue to modified RWA ratio is monitored to track our revenue earning capacity against risk resources deployed. Modified RWA is the total of (i) average daily risk-weighted assets as calculated and presented under Basel regulations as interpreted and implemented by the FSA and (ii) an adjustment equal to the regulatory adjustment to risk-based capital calculated and presented under Basel regulations as interpreted and implemented by the FSA divided by our internal capital ratio target of 12.5% (daily average for the accounting period), which we use to estimate the amount of deductions to RWA generated by the division. The revenue to modified RWA as we calculate and present it may differ from similarly titled measures presented by our competitors due to the approach and methodologies used for calculation. See Item 5.B. “Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements” for further details on the applicable methodologies. The conversion of Wholesale RWA to modified RWA is based on adjustments reflecting our internal minimum capital ratio target. Moreover, the usefulness of this ratio may be limited in that the adjustment applied to RWA, which is intended to capture the appropriate amount of RWA to attribute to our businesses (as opposed to RWA as calculated for regulatory capital purposes), is an estimate incorporating our internal risk tolerance; however, this adjustment may not appropriately reflect the actual regulatory capital impact of the charged assets that are used by our business. Revenue to modified RWA decreased marginally for the year ended March 31, 2026 compared to the previous year, as the increase in RWA post Basel III finalization slightly exceeded the growth in Wholesale revenue. Both Global Markets and Investment Banking registered record-high revenues for the year ended March 31, 2026 (since relevant comparisons possible from FY2016/17). Revenue to modified RWA increased for the year ended March 31, 2025 compared to the previous year, as the growth in Wholesale revenue offset the impact of increase in RWA. Revenue increased across both Global Markets and Investment Banking, driven by strong performance in Equity Products, Execution Services,

Securitized Products and International Wealth Management, as well as growth in ECM, M&A and Solutions businesses.

Banking

The Banking Division has designated the following key performance indicators (KPIs): (i) Loan Outstanding (The Nomura Trust and Banking Co., Ltd.(“NTB”)), (ii) Investment Trust balance (NTB), and (iii) Assets under administration (Nomura Bank (Luxembourg) S.A. (“NBL”)). Given that this division comprises the banking business, which generates income from loans and securities investments funded primarily by deposits, and the trust and agency business, which earns fee income by administering clients’ assets, including investment trusts, management believes that these indicators are effective for monitoring the progress of the division’s business and also consider them useful for investors in assessing its progress.

	Trillions of yen
	March 31, 2025	March 31, 2026	% Change from previous year
Loan Outstanding (NTB)	¥1.04	¥1.18	12.7%

	Trillions of yen
	March 31, 2025	March 31, 2026	% Change from previous year
Investment Trust balance (NTB)	¥40.5	¥42.9	5.8%

	Billions of dollars
	March 31, 2025	March 31, 2026	% Change from previous year
Assets under administration (NBL)	$56.6	$64.6	14.1%

Loan Outstanding (NTB)

Loan Outstanding (NTB) represents the total outstanding balance of loans extended by NTB to individual and corporate customers. NTB’s primary loan products are securities-backed loans, with flagship offerings comprising PB (Private Banking) Loans—provided in person to high-net-worth clients—and Nomura Web Loan, which enables borrowers to complete lending and repayment entirely via an online banking service.

This figure corresponds to the figure for “Loans” disclosed on the asset side of NTB’s standalone balance sheet. Such figure is disclosed on the basis of regulatory standards based on accounting principles generally accepted in Japan and does not necessarily correspond to “Loans receivable” as disclosed by NHI on its consolidated balance sheet, which is prepared on the basis of U.S. GAAP.

Driven by new customer acquisition and marketing initiatives, Loan Outstanding (NTB) was ¥1,177 billion as of March 31, 2026, an increase of 12.7% from ¥1,044 billion as of March 31, 2025.

Investment Trust balance (NTB)

Investment Trust balance (NTB) represents the total portion of assets under custody represented by investment trusts for which NTB serves as trustee. Investment Trust balance (NTB) fluctuates based on net inflows/outflows (the difference between subscriptions and redemptions) as well as changes in asset prices.

This KPI is calculated as the total net asset value of each fund as of its respective most recent fiscal period end. Such fiscal period end may not align with the date shown, and, for funds with only annual or semi-annual accounting, such period-end may not have occurred, and the amount may not have been updated, during the relevant quarter.

The amount shown corresponds to the figure for “Investment Trusts” disclosed on the liability side of NTB’s standalone Statement of Trust Account. Such figure, which is disclosed on the basis of Japanese regulatory standards, is not included in NHI’s consolidated balance sheet.

As of March 31, 2026, the Investment Trust balance (NTB) was ¥42.9 trillion, driven by new inflows of funds and favorable market conditions, representing a 5.8% increase from ¥40.5 trillion as of March 31, 2025.

Assets under administration (NBL)

Assets under administration (NBL) represents the aggregate balance of Cayman Islands- and Luxembourg-domiciled investment trusts and other funds for which NBL is responsible for calculating the net asset value, accounting treatment, order processing, nominee management, and preparing various reports. Assets under administration (NBL) fluctuates based on net inflows/outflows (the difference between subscriptions and redemptions) as well as changes in asset prices.

As of March 31, 2026, Assets under administration (NBL) was $64.6 billion, an increase of 14.1% from $56.6 billion as of March 31, 2025. Continued inflows into both public and private-placement funds investing in private assets have driven the increase in Assets under administration (NBL).

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen, except percentages
	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Non-interest revenues:
Commissions	¥364,095	¥407,011	11.8%	¥455,289	11.9%
Fees from investment banking	173,265	212,234	22.5	200,548	(5.5)
Asset management and portfolio service fees	310,154	378,196	21.9	468,600	23.9
Net gain on trading	491,611	580,099	18.0	696,894	20.1
Gain on private equity and debt investments	11,877	7,634	(35.7)	12,604	65.1
Gain (loss) on investments in equity securities	9,612	444	(95.4)	13,066	—
Other	175,824	223,264	27.0	241,845	8.3

Total Non-interest revenues	1,536,438	1,808,882	17.7	2,088,846	15.5
Net interest revenue	25,562	83,603	227.1	78,867	(5.7)

Net revenue	1,562,000	1,892,485	21.2	2,167,713	14.5
Non-interest expenses	1,288,150	1,420,521	10.3	1,627,892	14.6

Income before income taxes	273,850	471,964	72.3	539,821	14.4
Income tax expense	96,630	124,709	29.1	165,439	32.7

Net income	¥177,220	¥347,255	95.9%	¥374,382	7.8%
Less: Net income attributable to noncontrolling interests	11,357	6,519	(42.6)	12,253	88.0

Net income attributable to NHI shareholders	¥165,863	¥340,736	105.4%	¥362,129	6.3%

Return on equity	5.1%	10.0%		10.1%

Net revenue increased from the year ended March 31, 2025 to the year ended March 31, 2026. This increase was primarily driven by Asset management and portfolio service fees from our Wealth Management Division and Investment Management Division and Net gain on trading from our Wholesale Division. The increase in Commissions was primarily due to an increase in commissions received from brokerage for equity and equity-related products. Fees from investment banking decreased during the year ended March 31, 2026 primarily due to a decrease in revenue from underwriting and sales commission. Asset management and portfolio service fees increased as the average of assets under management increased during the year ended March 31, 2026. Net gain on trading increased during the year ended March 31, 2026, primarily due to an increase in revenue from the Fixed Income and Equities businesses. Net gain on trading also included total gains of ¥5.0 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a widening of Nomura’s credit spread. Gain (loss) on investments in equity securities increased during the year ended March 31, 2026, primarily due to a result of market appreciation of the underlying investment during the year ended March 31, 2026. Gain (loss) on investments in equity securities includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Other increased during the year ended March 31, 2026, primarily due to a gain on sale from the transfer of land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo.

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025. This increase was primarily driven by Asset management and portfolio service fees from our Wealth Management Division and Investment Management Division and Net gain on trading from our Wholesale Division. The increase in Commissions was primarily due to an increase in commissions received from distribution of investment trusts. Fees from investment banking increased during the year ended March 31, 2025 primarily due to an increase in revenue from underwriting and sales commission and M&A advisory fee. Asset management and portfolio service fees increased as the average of assets under management increased during the year ended March 31, 2025. Net gain on trading increased during the year ended March 31, 2025, primarily due to an increase in revenue from the Fixed Income and Equities businesses. Net gain on trading also included total gains of ¥2.3 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a widening of Nomura’s credit spread. Gain (loss) on investments in equity securities decreased during the year ended March 31, 2025, primarily due to a result of market correction of the underlying investment during the year ended March 31, 2025. Gain (loss) on investments in equity securities includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Other increased during the year ended March 31, 2025, primarily due to foreign exchange gains.

Net interest revenue fluctuates by the balance and structure of total assets and liabilities, which includes trading assets and financing and lending transactions, and term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view Net interest revenue and Non-interest revenues in aggregate. For the year ended March 31, 2026, interest and dividend revenue, including a dividend from our investment in American Century Investments decreased by 9%, and interest expense decreased by 9% from the year ended March 31, 2025. As a result, Net interest revenue for the year ended March 31, 2026 decreased from the year ended March 31, 2025. For the year ended March 31, 2025, interest and dividend revenue, including a dividend from our investment in American Century Investments increased by 12%, and interest expense increased by 10% from the year ended March 31, 2024. As a result, Net interest revenue for the year ended March 31, 2025 increased from the year ended March 31, 2024.

Non-interest expenses for the year ended March 31, 2026 increased from the year ended March 31, 2025, primarily due to increase in Compensation and benefits.

Non-interest expenses for the year ended March 31, 2025 increased from the year ended March 31, 2024, primarily due to increase in Compensation and benefits.

We are subject to various taxes in Japan and we have applied the Group Tax Sharing system. The Group Tax Sharing system is only available for a national tax. Our domestic effective statutory tax rate was approximately 31% for the year ended March 31, 2024, 2025 and 2026, respectively. Furthermore, as a result of revision to Japanese domestic tax laws on March 31, 2025, Nomura’s effective statutory tax rate will increase from 31% to 31.5% for fiscal years ending on or after April 1, 2026. Our foreign subsidiaries are subject to the income taxes of the jurisdictions in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each jurisdiction.

Income tax expense for the year ended March 31, 2026, represented an effective tax rate of 30.6%. Nomura adopted ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” prospectively for the year ended March 2026. By the adoption of this ASU, the tax rate reconciliation is presented using the Japanese national statutory tax rate as the starting point for reconciling to the effective tax rate. The significant factors causing the difference between the effective tax rate of 30.6% and the Japanese national statutory tax rate of 25.6% were due to effect of local tax in Japan by 5.4%, the changes in deferred tax valuation allowances in U.S. which decreased the effective tax rate by 8.1%, partially offset by the changes in the increment of non-deductible expenses related to stock-based compensation which increased the effective tax rate by 2.0%, and deferred tax valuation allowance in U.K. which increased the effective tax rate by 1.8%.

Income tax expense for the year ended March 31, 2025, represented an effective tax rate of 26.4%. The significant factors causing the difference between the effective tax rate of 26.4% and the effective statutory tax rate of 31% were the changes in deferred tax valuation allowances which decreased the effective tax rate by 5.3%.

Income tax expense for the year ended March 31, 2024, represented an effective tax rate of 35.3%. The significant factors causing the difference between the effective tax rate of 35.3% and the effective statutory tax rate of 31% were the increment of non-deductible expenses which increased the effective tax rate by 6.0%, partially offset by the non-taxable income which decreased the effective tax rate by 2.5%.

Results by Business Segment

Nomura established a new Banking Division on April 1, 2025. Accordingly, our operating management and management reporting are prepared based on the Wealth Management, the Investment Management, the Wholesale and the Banking segments. We disclose business segment information in accordance with this structure from the year ended March 31, 2026. Amounts for prior periods have been reclassified to conform to the presentation for the year ended March 31, 2026.

Net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, our share of equity in the earnings of affiliates, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information.

A part of unrealized gain (loss) on certain investments in equity securities held for operating purposes is classified as a reconciling item outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this annual report and Note 23 “Segment and geographic information” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 23 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Wealth Management

Operating Results of Wealth Management

	Millions of yen
	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Non-interest revenue	¥380,563	¥422,617	11.1%	¥473,282	12.0%
Net interest revenue	6,461	10,934	69.2	14,624	33.7

Net revenue	387,024	433,551	12.0	487,906	12.5
Non-interest expenses	268,035	267,369	(0.2)	283,882	6.2

Income before income taxes	¥118,989	¥166,182	39.7%	¥204,024	22.8%

Net revenue increased from the year ended March 31, 2025 to the year ended March 31, 2026 primarily due to an increase in commissions earned from brokerage commissions and the distribution of investment trusts.

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025 primarily due to an increase in asset management fees.

Non-interest expenses increased from the year ended March 31, 2025 to the year ended March 31, 2026, primarily due to an increase in personnel expenses driven by increases in bonuses.

Non-interest expenses were largely unchanged from the year ended March 31, 2024 to the year ended March 31, 2025.

The following table shows the breakdown of Wealth Management non-interest revenues for the year ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Commissions	¥173,461	¥183,598	5.8%	¥217,533	18.5%
Brokerage commissions	80,239	72,249	(10.0)	95,993	32.9
Commissions for distribution of investment trusts	54,857	65,852	20.0	66,057	0.3
Other commissions	38,365	45,497	18.6	55,483	21.9
Net gain on trading	55,919	52,483	(6.1)	49,331	(6.0)
Fees from investment banking	23,066	27,323	18.5	25,550	(6.5)
Asset management fees	124,446	156,732	25.9	176,098	12.4
Others	3,671	2,481	(32.4)	4,770	92.3

Non-interest revenues	¥380,563	¥422,617	11.1%	¥473,282	12.0%

Commissions increased from the year ended March 31, 2025 to the year ended March 31, 2026, primarily due to an increase in brokerage commissions. Asset management fees increased from the year ended March 31, 2025 to the year ended March 31, 2026, due to an increase in recurring revenue.

Commissions increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to an increase in commissions for distribution of investment trusts. Asset management fees increased from the year ended March 31, 2024 to the year ended March 31, 2025, due to an increase in recurring revenue.

Wealth Management Client Assets

The following table presents amounts and details regarding the composition of Wealth Management client assets as of March 31, 2025 and 2026. Wealth Management client assets consist of clients’ assets under management and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2025
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥102.5	¥41.1	¥(38.4)	¥(13.0)	¥92.2
Debt securities	20.1	20.5	(23.7)	3.8	20.7
Equity investment trusts	13.3	5.4	(5.0)	(0.4)	13.3
Debt investment trusts	7.3	0.7	(0.5)	(0.8)	6.7
Overseas mutual funds	1.8	0.7	(0.2)	(0.3)	2.0
Others	8.6	2.5	(1.1)	(1.1)	8.9

Total	¥153.6	¥70.9	¥(68.9)	¥(11.8)	¥143.8

	Trillions of yen
	Year ended March 31, 2026
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥92.2	¥31.0	¥(31.1)	¥25.5	¥117.6
Debt securities	20.7	19.4	(16.7)	(1.8)	21.6
Equity investment trusts	13.3	4.1	(3.4)	2.1	16.1
Debt investment trusts	6.7	0.5	(0.3)	0.1	7.0
Overseas mutual funds	2.0	0.6	(0.1)	0.2	2.7
Others	8.9	1.7	(0.8)	1.0	10.8

Total	¥143.8	¥57.3	¥(52.4)	¥27.1	¥175.8

Wealth Management client assets increased from March 31, 2025 to March 31, 2026. The balances of our clients’ equity and equity-related products increased from March 31, 2025 to ¥117.6 trillion as of March 31, 2026, mainly due to market appreciation during the year. The balances of our clients’ investment trusts increased by ¥3.8 trillion from ¥22.0 trillion as of March 31, 2025 to ¥25.8 trillion as of March 31, 2026.

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

Investment Management

Operating Results of Investment Management

	Millions of yen
	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Non-interest revenue	¥149,575	¥181,010	21.0%	¥248,388	37.2%
Net interest revenue	4,568	11,463	150.9	10,128	(11.6)

Net revenue	154,143	192,473	24.9	258,516	34.3
Non-interest expenses	93,945	102,882	9.5	170,219	65.5

Income before income taxes	¥60,198	¥89,591	48.8%	¥88,297	(1.4)%

Net revenue increased from the year ended March 31, 2025 to the year ended March 31, 2026, primarily due to an increase in gains recognized in respect of our investment in American Century Investments and an increase in management fee revenue in the asset management businesses.

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to an increase in gains recognized in respect of our investment in American Century Investments and an increase in management fee revenue in the asset management businesses.

Non-interest expenses increased from the year ended March 31, 2025 to the year ended March 31, 2026, primarily due to expenses related to acquired businesses and the recognition of impairment losses on equity interests in investees.

Non-interest expenses increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to an increase in personnel expenses driven by increases in bonuses.

The breakdown of net revenue for Investment Management is as follows.

	Millions of yen
	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Business revenue(1)	¥137,249	¥163,688	19.3%	¥223,699	36.7%
Investment gain/ loss(2)	16,894	28,785	70.4	34,817	21.0

Net revenue	¥154,143	¥192,473	24.9%	¥258,516	34.3%

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

The following table presents assets under management of each principal Nomura entity within our Investment Management Division as of March 31, 2025 and 2026.

	Billions of yen
	Year ended March 31, 2025
	Balance at beginning of year	Adjustment in beginning balance(1)	Gross inflows	Gross outflows	Market appreciation / (depreciation) and other	Balance at end of year
Nomura Asset Management Co., Ltd .	¥91,011	¥(2,837)	¥34,509	¥(33,369)	¥(1,264)	¥88,050
Nomura Corporate Research and Asset Management Inc. etc	5,588	0	1,091	(1,382)	249	5,546

Combined total	96,599	(2,837)	35,600	(34,751)	(1,015)	93,596
Shared across group companies	(7,598)	2,837	(952)	1,552	(97)	(4,258)

Total	¥89,001	¥0	¥34,648	¥(33,199)	¥(1,112)	¥89,338

	Billions of yen
	Year ended March 31, 2026
	Balance at beginning of year	Adjustment(2)	Gross inflows	Gross outflows	Market appreciation / (depreciation) and other	Balance at end of year
Nomura Asset Management Co., Ltd .	¥88,050	¥412	¥39,000	¥(38,735)	¥22,551	¥111,278
Nomura Asset Management International, etc.	5,546	28,648	2,249	(3,912)	1,584	34,115

Combined total	93,596	29,060	41,249	(42,647)	24,135	145,393
Shared across group companies	(4,258)	(3,536)	(1,163)	1,555	(1,088)	(8,490)

Total	¥89,338	¥25,524	¥40,086	¥(41,092)	¥23,047	¥136,903

(1)	Combined total of Nomura Asset Management Co., Ltd. and Shared across group companies assets decreased similarly due to the reorganization in the Americas made on April 1, 2024.
(2)

Combined total of Nomura Asset Management International, etc and Shared across group companies increased similarly due to the transfer of Nomura Fiduciary Research & Consulting Co., Ltd. to the Investment Management Division effective April 1, 2025. Also, Combined total of Nomura Asset Management International, etc and Shared across group companies increased due to the assets under management of Macquarie Group’s Public Asset Management business acquired on December 1, 2025.

Assets under management increased primarily due to the Macquarie Acquisition during the year ended March 31, 2026.

Assets under management remained largely unchanged the year ended March 31, 2024 to the year ended March 31, 2025.

The following table presents Nomura Asset Management Co., Ltd.’s market share, in terms of net asset value, of the Japanese publicly offered investment trusts market as of March 31, 2024, 2025 and 2026.

	March 31
	2024	2025	2026
Total of publicly offered investment trusts	26%	25%	25%
Equity investment trusts	25%	24%	23%
Debt investment trusts	44%	44%	43%

(Source) Nomura’s own calculation based on data published by the Investment Trusts Association, Japan.

Investment trust assets included in assets under management by Nomura Asset Management Co., Ltd. were ¥78.0 trillion as of March 31, 2026, which represents a ¥15.9 trillion (26%) increase compared to March 31, 2025. This increase was due to net inflows of ¥0.6 trillion and market appreciation of ¥15.3 trillion. The balances of certain investment trusts, including TOPIX Exchange Traded Fund and NIKKEI 225 Exchange Traded Fund also increased.

Investment trust assets included in assets under management by Nomura Asset Management Co., Ltd. were ¥62.1 trillion as of March 31, 2025, which represents a ¥0.8 trillion (1%) decrease compared to March 31, 2024. This decrease was due to net inflows of ¥1.6 trillion and market depreciation of ¥2.4 trillion. Despite such market depreciation, the balances of certain investment trusts, including TOPIX Banks Exchange Traded Fund and Nomu Wrap Fund increased.

Wholesale

Operating Results of Wholesale

The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses. Our Global Markets business comprises our Fixed Income and Equities businesses.

	Millions of yen
	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Non-interest revenue	¥875,664	¥1,015,803	16.0%	¥1,168,966	15.1%
Net interest revenue	(9,517)	42,135	—	(6,737)	—

Net revenue	866,147	1,057,938	22.1	1,162,229	9.9
Non-interest expenses	812,236	891,656	9.8	961,662	7.9

Income before income taxes	¥53,911	¥166,282	208.4%	¥200,567	20.6%

Net revenue increased from the year ended March 31, 2025 to the year ended March 31, 2026. Fixed Income revenues in Global Markets increased due to a strong performance in spread products. Equities revenues in Global Markets increased primarily due to increase in equity products and execution services. Investment Banking revenues increased primarily due to strong performance in Japan and overseas during the year ended March 31, 2026.

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025. Fixed Income revenues in Global Markets increased due to a strong performance in spread products. Equities revenues in Global Markets increased primarily due to increase in equity products and execution services. Investment Banking revenues increased primarily due to strong performance in Japan and overseas during the year ended March 31, 2025.

Non-interest expenses increased from the year ended March 31, 2025 to the year ended March 31, 2026, primarily due to the impact of a weaker yen on the translation of non-yen denominated overseas expenses, and increase in compensation expenses compared to previous year.

Non-interest expenses increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to the impact of a weaker yen on the translation of non-yen denominated overseas expenses, and increase in compensation expenses compared to previous year.

The following table presents a breakdown of net revenue for Wholesale for the year ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Wholesale net revenue:
Global Markets net revenue	¥707,113	¥874,622	23.7%	¥968,122	10.7%
Investment Banking net revenue	159,034	183,316	15.3	194,107	5.9

Net revenue	¥866,147	¥1,057,938	22.1%	¥1,162,229	9.9%

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

Net revenue increased from the year ended March 31, 2025 to the year ended March 31, 2026. In our Fixed Income businesses, Net revenue increased from ¥499,203 million for the year ended March 31, 2025 to ¥508,958 million for the year ended March 31, 2026, primarily due to a strong performance in spread products compared to the previous year. In our Equities business, Net revenue increased from ¥375,419 million for the year ended March 31, 2025 to ¥459,165 million for the year ended March 31, 2026, primarily due to strong performance in equity products and execution services compared to the previous year.

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025. In our Fixed Income businesses, Net revenue increased from ¥420,268 million for the year ended March 31, 2024 to ¥499,203 million for the year ended March 31, 2025, primarily due to a strong performance in spread products compared to the previous year. In our Equities business, Net revenue increased from ¥286,845 million for the year ended March 31, 2024 to ¥375,419 million for the year ended March 31, 2025, primarily due to strong performance in equity products and execution services compared to the previous year.

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

Net revenue increased from the year ended March 31, 2025 to the year ended March 31, 2026, primarily due to increases in financing and solutions-related transactions.

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to increases in underwriting and sales commission and M&A advisory fee during the year.

Banking

The Banking Division comprises NTB and NBL. The division conducts (i) the banking business, under which funds procured primarily through deposits and other funding sources are deployed to loans and investments in securities to generate interest income, and (ii) the trust and agency business, under which fee and commission income is earned by providing asset administration and related services to clients, including investment trusts.

	Millions of yen
	Year ended March 31
	2024	2025	% Change from previous year	2026	% Change from previous year
Non-interest revenue	¥35,244	¥36,344	3.1%	¥42,081	15.8%
Net interest revenue	7,617	10,828	42.2	11,837	9.3

Net revenue	42,861	47,172	10.1	53,918	14.3
Non-interest expenses	27,755	30,815	11.0	39,902	29.5

Income before income taxes	¥15,106	¥16,357	8.3%	¥14,016	(14.3)%

Net revenue increased from the year ended March 31, 2025 to the year ended March 31, 2026 primarily due to increases in loan outstanding, investment trust balance and assets under administration.

Net revenue increased from the year ended March 31, 2024 to the year ended March 31, 2025 primarily due to increases in loan outstanding, investment trust balance and assets under administration.

Non-interest expenses increased from the year ended March 31, 2025 to the year ended March 31, 2026, primarily due to an increase in depreciation and amortization expenses associated with the renewal of the core banking system.

Non-interest expenses were largely unchanged from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to an increase in personnel expenses driven by increases in bonuses.

The following table presents select figures from NTB’s non-consolidated balance sheet as of March 31, 2025 and 2026, which has been prepared in accordance with accounting principles generally accepted in Japan and with regulatory requirements applicable to NTB, and is not directly comparable to Nomura’s consolidated balance sheets, which are prepared in accordance with accounting principles generally accepted in the United States.

	Billions of yen
	March 31, 2025	March 31, 2026
Assets
Securities	¥310.7	¥423.1
Loans(1)	1,044.4	1,177.2

Total assets	2,075.4	2,607.4

Liabilities
Deposits	¥1,357.3	¥1,334.5

NTB’s total assets were ¥2.6 trillion as of March 31, 2026, an increase of 25.6% from ¥2.1 trillion as of March 31, 2025. During this period, Loans increased by 12.7%, primarily driven by the expansion of transactional customers and advertising and promotional activities, and Securities increased by 36.2%.

(1) Consists of the total balance of loans originated by NTB, such as private banking loans and the “Nomura Web Loan” securities-backed loan product. Such figure does not necessarily correspond to “Loans receivable” as disclosed by Nomura on its consolidated balance sheets.

The following table presents NTB’s trust assets as of March 31, 2025 and 2026. These figures represent preliminary estimates as of the date of the filing of this annual report and are subject to revision.

	Billions of yen
	March 31, 2025	March 31, 2026
Designated money trusts	¥404.9	¥374.3
Specified money trusts	4,417.8	4,609.2
Pension trusts	0.8	0.2
Investment trusts	40,541.4	42,899.2
Pecuniary trusts other than money trusts	1,064.7	1,275.6
Securities trusts	3,754.7	6,290.8
Money claim trusts	0.8	0.7
Composite trusts	1,111.7	1,403.1

Total	¥51,296.8	¥56,853.1

Total trust assets were ¥56.9 trillion as of March 31, 2026, an increase of 10.8% from ¥51.3 trillion as of March 31, 2025. During this period, Investment trusts increased by 5.8%, and Securities trusts increased by 67.5%.

The following table presents a breakdown of NBL’s Assets under administration by source as of March 31, 2025 and 2026, distinguishing amounts entrusted by (i) the Nomura Group and (ii) clients other than the Nomura Group (“Other Clients”).

	Billions of U.S. Dollar
	March 31, 2025	March 31, 2026
Nomura Group	$29.9	$35.3
Other Clients	26.7	29.2

Total	$56.6	$64.5

NBL’s assets under administration was $64.6 billion as of March 31, 2026, an increase of 14.1% from $56.6 billion as of March 31, 2025. During this period, amounts entrusted by the Nomura Group increased by 18.3%, while amounts entrusted by Other Clients increased by 9.4%.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 23 “Segment and geographic information” in our consolidated financial statements included within this annual report.

Income before income taxes in Other operating results were ¥35,987 million for the year ended March 31, 2024, ¥35,101 million for the year ended March 31, 2025 and ¥24,646 million for the year ended March 31, 2026, which decreased from the year ended March 31, 2025 to the year ended March 31, 2026.

Other operating results for the year ended March 31, 2026 include the positive impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥1,627 million and losses from changes in counterparty credit spreads on derivative assets of ¥2,637 million.

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

Selected Financial Data

The following table presents selected financial information as of and for the years ended March 31, 2022, 2023, 2024, 2025 and 2026, derived from our consolidated financial statements.

	Millions of yen, except per share data and percentages
	Year ended March 31
	2022	2023	2024	2025	2026
Statement of income data:
Revenue	¥1,593,999	¥2,486,726	¥4,157,294	¥4,736,743	¥4,758,486
Interest expense	230,109	1,151,149	2,595,294	2,844,258	2,590,773

Net revenue	1,363,890	1,335,577	1,562,000	1,892,485	2,167,713
Non-interest expenses	1,137,267	1,186,103	1,288,150	1,420,521	1,627,892

Income before income taxes	226,623	149,474	273,850	471,964	539,821
Income tax expense	80,090	57,798	96,630	124,709	165,439

Net income	¥146,533	¥91,676	¥177,220	¥347,255	¥374,382

	Millions of yen, except per share data and percentages
	Year ended March 31
	2022	2023	2024	2025	2026
Less: Net income (loss) attributable to noncontrolling interests	3,537	(1,110)	11,357	6,519	12,253

Net income attributable to NHI shareholders	¥142,996	¥92,786	¥165,863	¥340,736	¥362,129

Balance sheet data (period end):
Total assets	¥43,412,156	¥47,771,802	¥55,147,203	¥56,802,170	¥62,645,925
Total NHI shareholders’ equity	2,914,605	3,148,567	3,350,189	3,470,879	3,707,868
Total equity	2,972,803	3,224,142	3,448,513	3,580,999	3,854,915
Common stock	594,493	594,493	594,493	594,493	594,493

Per share data:
Net income attributable to NHI shareholders—basic	¥46.68	¥30.86	¥54.97	¥115.30	¥123.08
Net income attributable to NHI shareholders—diluted	45.23	29.74	52.69	111.03	118.99
Total NHI shareholders’ equity(1)	965.80	1,048.24	1,127.72	1,174.10	1,277.99
Cash dividends(1)	22.00	17.00	23.00	57.00	51.00
Cash dividends in USD(2)	$0.18	$0.13	$0.15	$0.38	$0.32
Weighted average number of shares outstanding (in thousands)(3)	3,063,524	3,006,744	3,017,128	2,955,205	2,942,280
Return on equity(4):	5.1%	3.1%	5.1%	10.0%	10.1%

(1)	Calculated using the number of shares outstanding at year end.
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

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate. For further discussion on statutory capital requirements, see Note 20 “Regulatory requirements” in our consolidated financial statements included in this annual report.

Translation Exposure

A significant portion of our business is conducted in currencies other than Japanese Yen - most significantly, U.S. Dollars, British pounds and Euros. We prepare financial statements of each of our consolidated subsidiaries in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of income unless and until we dispose of, or liquidate, the relevant foreign subsidiary.

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

The following table presents our exposure to leveraged finance transactions, separately showing funded and unfunded commitments by geographic location of the target company as of March 31, 2026.

	Millions of yen
	March 31, 2026
	Funded	Unfunded	Total
Europe	¥26,844	¥178,906	¥205,750
Americas	35,888	375,156	411,044
Asia and Oceania	11,221	87,495	98,716

Total	¥73,953	¥641,557	¥715,510

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

Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of March 31, 2026.

Millions of yen
March 31, 2026
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥43,007
Investments in subsidiaries and affiliates	3,604
Valuation of financial instruments	128,286
Accrued pension and severance costs	5,224
Other accrued expenses and provisions	118,047
Operating losses	477,481
Lease liabilities	39,964
Other	20,477

Gross deferred tax assets	836,090

Millions of yen
March 31, 2026
Less — Valuation allowances	(588,426)

Total deferred tax assets	247,664

Deferred tax liabilities
Investments in subsidiaries and affiliates	129,826
Valuation of financial instruments	98,372
Undistributed earnings of foreign subsidiaries	17,816
Valuation of fixed assets and intangible assets	58,329
Right-of-use assets	35,219
Other	13,030

Total deferred tax liabilities	352,592

Net deferred tax assets (liabilities)	¥(104,928)

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

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2026, our liquidity portfolio was ¥10,699.6 billion which sufficiently met liquidity requirements under the stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2025 and 2026 and averages maintained for the years ended March 31, 2025 and 2026. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2025	March 31,2025	Average for year ended March 31, 2026	March 31, 2026
Cash, cash equivalents and time deposits(1)	¥4,395.5	¥4,196.3	¥4,719.2	¥3,937.0
Government debt securities	4,765.2	5,475.4	5,134.2	5,958.5
Others(2)	501.3	485.0	632.3	804.1

Total liquidity portfolio	¥9,662.0	¥10,156.7	¥10,485.7	¥10,699.6

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2025 and 2026 and averages maintained for the years ended March 31, 2025 and 2026. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2025	March 31, 2025	Average for year ended March 31, 2026	March 31, 2026
Japanese Yen	¥2,522.7	¥2,868.2	¥2,997.6	¥2,248.3
U.S. Dollar	4,912.4	4,840.2	5,089.2	5,841.7
Euro	1,101.3	1,234.6	1,267.6	1,412.5
British Pound	667.1	662.5	549.4	555.7
Others(1)	458.4	551.2	581.9	641.4

Total liquidity portfolio	¥9,662.0	¥10,156.7	¥10,485.7	¥10,699.6

(1)	Includes other currencies such as the Australian Dollar, the Canadian Dollar and the Swiss Franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura

Securities Co. Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 20 “Regulatory requirements” in our consolidated financial statements included within this annual report.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2025 and 2026.

	Billions of yen
	March 31, 2025	March 31, 2026
NHI and NSC(1)	¥2,439.4	¥1,777.9
Major broker-dealer subsidiaries	4,219.8	5,233.9
Bank subsidiaries(2)	1,784.4	1,712.0
Other affiliates	1,713.1	1,975.8

Total liquidity portfolio	¥10,156.7	¥10,699.6

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

2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥3,002.4 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2026 was ¥13,702.0 billion, which represented 223.0% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2025	March 31, 2026
Net liquidity value of other unencumbered assets	¥2,432.2	¥3,002.4
Liquidity portfolio	10,156.7	10,699.6

Total	¥12,588.9	¥13,702.0

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

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt increased to 68.8% of total long-term debt outstanding as of March 31, 2026 from 62.4% as of March 31, 2025.

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

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2025 and 2026.

	Billions of yen
	March 31, 2025	March 31, 2026
Short-term bank borrowings	¥369.2	¥624.5
Other loans	304.4	330.0
Commercial paper	113.8	90.8
Deposits at banking entities	2,371.4	2,904.3
Certificates of deposit	262.8	351.2
Debt securities maturing within one year	1,380.7	1,842.3

Total short-term unsecured debt	¥4,802.3	¥6,143.1

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

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2025 and 2026.

	Billions of yen
	March 31, 2025	March 31, 2026
Long-term deposits at banking entities	¥471.4	¥411.5
Long-term bank borrowings	3,272.8	3,428.0
Other loans	306.0	874.0
Debt securities(1)	6,757.2	7,938.9

Total long-term unsecured debt	¥10,807.4	¥12,652.4

(1)

Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfers and Servicing” (“ASC 860”).

(3) Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 4.2 years as of March 31, 2026. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 8.1 years as of March 31, 2026. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 6.3 years as of March 31, 2026.

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

As of March 31, 2026, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

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

In Japan, the regulatory notice on implementation of LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by the FSA on October 31, 2014. The notice was implemented at the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCR for the three months ended March 31, 2026 was 214.0%, and Nomura was compliant with all LCR regulatory requirements. As for NSFR, the revision of the liquidity regulatory notice was published by the FSA on March 31, 2021 and was implemented from the end of September 2021. Nomura’s NSFR as of March 31, 2026 was compliant with all NSFR regulatory requirements.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the years ended March 31, 2025 and 2026, we recorded net cash outflows from operating activities and investing activities and net cash inflows from financing activities as discussed in the comparative analysis below.

The following table presents the key information on our consolidated cash flows for the years ended March 31, 2025 and 2026.

	Billions of yen
	Year Ended March 31
	2025	2026
Net cash used in operating activities	¥(678.6)	¥(843.0)
Net income	347.3	374.4
Trading assets and private equity and debt investments	(3,026.3)	(2,861.9)
Trading liabilities	574.2	1,111.3
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,108.8	(441.0)
Securities borrowed, net of securities loaned	526.2	882.2
Other net operating cash flow reconciling items	(208.8)	92.0
Net cash used in investing activities	(848.6)	(1,498.9)
Net cash outflows from time deposits	(107.0)	(1.4)
Net cash outflows from loans	(538.9)	(805.4)
Net cash outflows from other non-trading debt securities	(47.8)	(89.9)
Acquisitions, net of cash acquired	—	(275.0)
Other net investing cash outflows	(154.9)	(327.2)
Net cash provided by financing activities	1,679.7	2,095.9
Net cash inflows from long-term borrowings	1,020.9	1,437.8
Net cash inflows / (outflows) from short-term borrowings	(26.7)	110.7
Net cash inflows from deposits received at banks	785.4	387.4
Other net financing cash inflows / (outflows)	(99.9)	160.0
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(26.0)	139.3

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	126.4	(106.7)
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	4,299.0	4,425.4

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥4,425.4	¥4,318.7

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2026, our cash, cash equivalents, restricted cash and restricted cash equivalents decreased by ¥106.7 billion to ¥4,318.7 billion. Net cash of ¥2,095.9 billion was provided by financing activities due to net cash inflows of ¥1,437.8 billion from Net cash inflows from long-term borrowings. Net cash of ¥1,498.9 billion was used in investing activities due to net cash outflows of ¥805.4 billion from Net cash outflows from loans. As part of trading activities, while there were net cash outflows of ¥1,750.6 billion primarily due to an increase in Trading assets and private equity and debt investments, they were offset by net cash inflows of ¥441.2 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, net of securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥843.0 billion was used in operating activities.

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

Balance Sheet and Financial Leverage

Total assets as of March 31, 2026, were ¥62,645.9 billion, an increase of ¥5,843.8 billion compared with ¥56,802.2 billion as of March 31, 2025, reflecting primarily an increase in Trading assets. Total liabilities as of March 31, 2026, were ¥58,791.0 billion, an increase of ¥5,569.8 billion compared with ¥53,221.2 billion as of March 31, 2025, reflecting primarily an increase in Long-term borrowings. NHI shareholders’ equity as of March 31, 2026 was ¥3,707.9 billion, an increase of ¥237.0 billion compared with ¥3,470.9 billion as of March 31, 2025, primarily due to an increase in Retained earnings.

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

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2025 and 2026.

	Billions of yen, except ratios
	March 31
	2025	2026
NHI shareholders’ equity	¥3,470.9	¥3,707.9
Total assets	56,802.2	62,645.9
Adjusted assets(1)	38,138.6	45,096.0
Leverage ratio(2)	16.4 x	16.9 x
Adjusted leverage ratio(3)	11.0 x	12.2 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31
	2025	2026
Total assets	¥56,802.2	¥62,645.9
Less:
Securities purchased under agreements to resell	14,004.8	13,210.2
Securities borrowed	4,658.8	4,339.7

Adjusted assets	¥38,138.6	¥45,096.0

Total assets increased by 10.3% reflecting primarily an increase in Trading assets. Total NHI shareholders’ equity increased by 6.8% reflecting primarily an increase in Retained earnings. As a result, our leverage ratios were 16.4 times as of March 31, 2025 and 16.9 times as of March 31, 2026.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratios were 11.0 times as of March 31, 2025 and 12.2 times as of March 31, 2026.

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

Dividend payments will be determined taking into account a comprehensive range of factors such as, trends in domestic and international regulatory developments, including Basel regulations, as well as the Company’s consolidated financial performance.

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

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of ¥27 per share to shareholders of record as of September 30, 2025 and have decided to pay a dividend of ¥24 per share to shareholders of record as of March 31, 2026. As a result, the total annual dividend will be ¥51 per share.

The following table presents the amounts of dividends per share paid by us in respect of the periods indicated:

The year ended March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2021	¥—	¥20.00	¥—	¥15.00	¥35.00
2022	—	8.00	—	14.00	22.00
2023	—	5.00	—	12.00	17.00
2024	—	8.00	—	15.00	23.00
2025	—	23.00	—	34.00	57.00
2026	—	27.00	—	24.00	51.00

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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2026, our common equity Tier 1 capital ratio is 12.86%, Tier 1 capital ratio is 15.65% and consolidated capital adequacy ratio is 16.42% and we are in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2026 is 7.69% for the common equity Tier 1 capital ratio, 9.19% for the Tier 1 capital ratio and 11.19% for the consolidated capital adequacy ratio).

In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalization Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57 -17 of the Financial Instruments and Exchange Act” (“TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of March 31, 2026, our external TLAC as a percentage of risk-weighted assets is 26.74% and we are in compliance with the requirement set out in the TLAC Notification.

The following table presents the Company’s consolidated capital adequacy ratios and External TLAC as a percentage of risk-weighted assets as of March 31, 2025 and March 31, 2026.

	Billions of yen, except ratios
	March 31
	2025	2026
Common equity Tier 1 capital	¥3,122.5	¥3,156.8
Tier 1 capital	3,499.5	3,842.9
Total capital	3,500.1	4,032.2
Risk-Weighted Assets
Credit risk-weighted assets	11,561.2	13,793.8
Market risk equivalent assets	6,239.2	6,535.7
Operational risk equivalent assets	3,696.2	4,214.3

Total risk-weighted assets	¥21,496.6	¥24,543.8

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	14.52%	12.86%
Tier 1 capital ratio	16.27%	15.65%
Consolidated capital adequacy ratio	16.28%	16.42%
Consolidated Leverage Ratio	5.16%	5.18%

	Billions of yen, except ratios
	March 31
	2025	2026
External TLAC Ratios
Risk-weighted assets basis	28.16%	26.74%
Leverage ratio exposure measure basis	9.93%	9.91%

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

Consolidated Leverage Ratio Requirements

In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015, in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019, in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In coordination with the monetary policy of the Bank of Japan in response to the impact of the COVID-19 pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio on June 2020 and March 2021. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020. In July 2022, the FSA published further amendments to the Notice on Consolidated Leverage Ratio to raise the required level of leverage ratio from 3.0% to 3.15% after April 2024, while excluding the outstanding deposits with the Bank of Japan from the exposure measure as set forth in the previous amendment. As of March 31, 2026, our consolidated leverage ratio is 5.18%.

In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of March 31, 2026, our external TLAC as a percentage of leverage ratio exposure measure is 9.91% and we are in compliance with the requirement set out in the TLAC Notification.

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

On February 17, 2026, S&P Global Ratings changed the Outlook of the Company and NSC from Stable to Positive.

On April 20, 2026, Rating and Investment Information, Inc. changed the Long Term Issuer Rating of the Company from A to A+, the Long Term Issuer Rating of NSC from A+ to AA-, and the Outlook of the Company and NSC from Positive to Stable.

As of April 30, 2026, the credit ratings of the Company and NSC were as follows.

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

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2026.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥5,222,432	¥5,189,429	¥18,628	¥11,126	¥3,249
Long-term borrowings(1)	14,999,587	1,431,899	3,622,251	3,728,066	6,217,371
Contractual interest payments(2)	2,478,604	394,777	647,704	424,169	1,011,954
Operating lease commitments(3)	173,162	49,128	65,826	31,733	26,475
Purchase obligations(4)	110,732	78,647	17,817	6,623	7,645
Commitments to extend credit(5)	2,665,196	1,412,624	591,051	395,454	266,067
Commitments to invest	66,952	2,991	382	4,554	59,025

Total	¥25,716,665	¥8,559,495	¥4,963,659	¥4,601,725	¥7,591,786

(1)

The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfers and Servicing”. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-term borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2026.
(3)	The amounts of operating lease commitments are undiscounted future minimum lease payments. The amounts of finance lease contracts were immaterial.
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

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥4,084 billion for reverse repurchase agreements and ¥2,322 billion for repurchase agreements as of March 31, 2026.

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

The following table summarizes the critical accounting policies which have had the most significant impact on our consolidated financial statements for the year ended March 31, 2026. The table also identifies the critical accounting estimates inherent within application of those policies, the underlying assumptions and judgments made by our management to derive those estimates and the potential financial impact had we applied different estimates or assumptions as of March 31, 2025 and 2026. See Note 1 “Summary of Accounting Policies” in our consolidated financial statements included in this annual report for more information on these critical accounting policies and the relevant footnote disclosures referred to in the table for more information around how those critical accounting policies and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during the year ended March 31, 2026
Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments

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

•

For financial instruments where such quoted prices are not available, the fair values of these financial instruments are measured using level 2 or level 3 inputs. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the estimated fair values measured could vary depending on which models and assumptions are used. When selecting valuation techniques, various factors such as the particular circumstances and markets where these financial instruments are traded, the availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of

See Note 2 “Fair value measurements” for further information around our valuation methodologies and our policy for classification of financial instruments within the fair value hierarchy.

Level 3 financial assets (net of derivative liabilities) during the year decreased from ¥1,330 billion as of March 2025 to ¥1,290 billion as of March 2026. Total level 3 financial assets to total financial assets carried at fair value on a recurring basis ratio was 5 % as of March 31, 2026 (6 % as of March 31, 2025.)

See Note 2 “Fair Value measurements” for further quantitative and qualitative information regarding level 3 inputs, including the sensitivity of fair values of the underlying financial instruments to changes in level 3 inputs.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during the year ended March 31, 2026 unobservable inputs are considered.

Significance of level 3 inputs

•

Fair values are more judgmental when we use level 3 inputs, which are based on significant non-market based unobservable inputs.

•

For these instruments, fair value is determined based on management’s judgment about the assumption that market participant would use in pricing the instruments, including perception of liquidity, economic environment and the risks affecting the specific financial instruments.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

1  The following table presents information about our directors and executive officers as of June 22, 2026, the date of the filing of this annual report.

(1) Directors

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	Director Chairman of the Board Directors Director and Chairman of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Executive Officer of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Officer (Executive Managing Director) of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2020	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	Director, Representative Executive Officer, President and Group CEO Representative Director and President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Officer and Group Co-COO of the Company Director, Executive Officer and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer, Deputy President and Group Co-COO of the Company
		Apr. 2020	Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2020	Director, Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2021	Director, Representative Executive Officer, President & Group CEO of the Company (Current) Representative Director and President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Yutaka Nakajima (Aug. 2, 1965)	Director, Representative Executive Officer and Deputy President Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1988	Joined the Company
		Apr. 2011	Senior Managing Director of Nomura Securities Co., Ltd.
		May 2015	Senior Managing Director of the Company
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2021	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2023	Representative Executive Officer and Deputy President of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2023	Director, Representative Executive Officer and Deputy President of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Shoji Ogawa (Aug. 9, 1964)	Director Member of the Audit Committee (full-time) Member of the Board Risk Committee Non-Executive Director of Nomura Holding America Inc. Non-Executive Director of Instinet Incorporated	Apr. 1987	Joined the Company
		Apr. 2007	Head of Investment Banking Strategic Planning Dept of Nomura Securities Co., Ltd.
		Oct. 2008	Head of Capital Markets Dept. and Capital Solutions Dept. of Nomura Securities Co., Ltd.
		Jul. 2009	Head of Capital Markets Dept. of Nomura Securities Co., Ltd.
		Apr. 2012	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
		Jul. 2013	Head of Office of Audit Committee of the Company Head of Office of Audit Committee of Nomura Securities Co., Ltd.
		Aug. 2016	Head of Office of Non-Executive Directors and Audit Committee of the Company Head of Office of Non-Executive Directors and Audit Committee of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director and Group Internal Audit of the Company Senior Managing Director and Internal Audit of Nomura Securities Co., Ltd.
		Apr. 2021	Advisor of the Company
		Jun. 2021	Director of the Company (Current)

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
J. Christopher Giancarlo (May 12, 1959)

Outside Director

Member of the Board Risk Committee

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

Patricia Mosser (Feb. 14, 1956)

Outside Director

Chairperson of the Board Risk Committee

Special Research Scholar*

Director of Central Banking and Financial Policy*

*Positions at Columbia University’s School of International and Public Affairs

Independent Director of Nomura Holding America Inc.

		Jul. 1986	Assistant Professor, Economics Department, Columbia University
		Jan. 1991	Economist and Vice President of the Federal Reserve Bank of New York (FRBNY)
		Nov. 2006	Senior Vice President, FRBNY, Member of the FX Forum, Executive Meeting of East Asia and Pacific (EMEAP) Central Banks, Bank for International Settlements
		Jan. 2007	Board Member of the American Economic Association’s Committee on the Status of Women in the Economics Profession
		Jun. 2007	Member of the Markets Committee, Bank for International Settlements
		Jan. 2009	Acting Systemic Open Market Account Manager for the Federal Open Market Committee (FOMC)
		Oct. 2013	Deputy Director of the Office of Financial Research (OFR), U.S. Treasury Department
		Oct. 2013	Member of the Deputies Committee of the Financial Stability Oversight Council (FSOC)
		Jun. 2015	Senior Research Scholar at Columbia University’s School of International and Public Affairs (Columbia SIPA) Director of Central Banking and Financial Policy at Columbia SIPA (Current)
		Jun. 2021	Outside Director of the Company (Current)
		Jul. 2025	Special Research Scholar at Columbia SIPA (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Takahisa Takahara (Jul. 12, 1961)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Representative Director, President & CEO of Unicharm Corporation Outside Director of Sumitomo Corporation	Apr. 1986	Joined The Sanwa Bank, Ltd. (currently MUFG Bank, Ltd.)
		Apr. 1991	Joined Unicharm Corporation
		Jun. 1995	Director of Unicharm Corporation
		Apr. 1996	Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation
		Jun. 1997	Senior Director of Unicharm Corporation
		Apr. 1998	Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation
		Oct. 2000	Senior Director, Responsible for Management Strategy of Unicharm Corporation
		Jun. 2001	Representative Director, President of Unicharm Corporation
		Jun. 2004	Representative Director, President & CEO of Unicharm Corporation (Current)
		Jun. 2021	Outside Director of the Company (Current)

Miyuki Ishiguro (Oct. 26, 1964)

Outside Director

Member of the Nomination Committee

Member of the Compensation Committee

Member of the Board Risk Committee

Partner of Nagashima Ohno & Tsunematsu

Outside Director of Lasertec Corporation

Outside Director of Hakuhodo DY Holdings Inc. (to be appointed)

		Apr. 1991	Registered as an Attorney-at-Law and Joined Tsunematsu Yanase & Sekine (currently Nagashima Ohno & Tsunematsu)
		Jan. 1999	Partner of Tsunematsu Yanase & Sekine
		Jan. 2000	Partner of Nagashima Ohno & Tsunematsu(Current)
		Oct. 2004	Visiting Professor, Columbia Law School
		May 2015	Secretary General of the Inter-Pacific Bar Association (IPBA)
		Feb. 2016	Council Member of the Radio Regulatory Council (Ministry of Internal Affairs and Communications)
		Apr. 2016	Council Member of the Management Council of Hitotsubashi University
		Apr. 2018	Vice President of the Tokyo Bar Association
		Jun. 2023	Outside Director of the Company (Current)
		Apr. 2024	President of the Inter-Pacific Bar Association (IPBA)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Masahiro Ishizuka (Apr. 21, 1960)	Outside Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd.	Oct. 1984	Joined Deloitte Haskins and Sells International (*1)
		Apr. 1988	Registered as a Certified Public Accountant
		Jun. 1997	Partner of Tohmatsu & Co. (*1)
		Jan. 1998	Deloitte & Touche LLP based in New York
		Oct. 2004	Head of Audit and Technology Dept. of Business Administrative Division, of Tohmatsu & Co. (*1)
		Aug. 2010	Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants
		Oct. 2010	Head of Office of Manual, of Quality Administrative Division, of Deloitte Touche Tohmatsu LLC
		Nov. 2015	The Board Member of Deloitte Tohmatsu LLC (*2)
		Jun. 2017	Executive Officer, General Manager of the Reputation Quality Risk Management Office of Deloitte Tohmatsu LLC (*2) and Deloitte Touche Tohmatsu LLC
		Jun. 2022	Ethics Officer of Deloitte Tohmatsu Group
		Jun. 2023	Outside Director of the Company (Current)
		Apr. 2024	Director of Nomura Securities Co., Ltd. (Current)
(*1)Each of the corporations is currently Deloitte Touche Tohmatsu LLC (*2)The corporation is currently Deloitte Tohmatsu Group Japan LLC

Taku Oshima (Jul. 14, 1956)

Outside Director

Chairman of the Nomination Committee

Chairman of the Compensation Committee

Chairman and Representative Director of NGK Corporation

Outside Director of Central Japan Railway Company

Outside Director of Toho Gas Co., Ltd..

		Mar. 1980	Joined NGK INSULATORS, LTD. (currently NGK Corporation)
		Jun. 2007	Corporate Officer of NGK INSULATORS, LTD.
		Jun. 2011	Corporate Executive Officer of NGK INSULATORS, LTD.
		Jun. 2014	President and Representative Director of NGK INSULATORS, LTD.
		Apr. 2021	Chairman and Representative Director of NGK INSULATORS, LTD. (Current)
		Jun. 2024	Outside Director of the Company (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Nellie Liang (Oct. 23, 1957)	Outside Director Member of the Board Risk Committee Senior Fellow, Economic Studies, Brookings Institution Independent Director of Nomura Holding America Inc.	Jan. 2006	Associate Director, Division of Research and Statistics, U.S. Federal Reserve Board (FRB)
		Nov. 2010	Director, Division of Financial Stability, FRB
		May 2016	Member, Panel of Economic Advisors, U.S. Congressional Budget Office
		Mar. 2017	Senior Fellow, Economic Studies, Brookings Institution
		Apr. 2017	Visiting Scholar, Monetary and Capital Markets Department, International Monetary Fund (IMF)
		Aug. 2018	Lecturer, Yale University School of Management
		Jul. 2021	Under Secretary for Domestic Finance, U.S. Department of the Treasury
		Mar. 2023	Chair, Standing Committee on Assessment of Vulnerabilities (SCAV), Financial Stability Board (FSB)
		Mar. 2025	Senior Fellow, Economic Studies, Brookings Institution (Current)
		Jun. 2025	Outside Director of the Company (Current)

Among the directors listed above Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka, Taku Oshima and Nellie Liang satisfy the requirements for an “Outside Director” under the Companies Act.

(2) Executive Officers

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	See “Directors” in paragraph 1 under this Item 6.A.	See “Directors” in paragraph 1 under this Item 6.A.

Yutaka Nakajima (Aug. 2, 1965)	See “Directors” in paragraph 1 under this Item 6.A.	See “Directors” in paragraph 1 under this Item 6.A.

Toshiyasu Iiyama (Feb. 24, 1965)	Executive Officer and Deputy President Chief of Staff Head of Well Growing Institute Head of China Committee Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2012	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2020	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Health Officer of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2023	Executive Officer, Deputy President and Chief of Staff of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2026	Executive Officer, Deputy President, Chief of Staff and Head of Well Growing Institute of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Christopher Willcox (Feb. 25, 1968)	Executive Officer and Deputy President Head of Wholesale Chairman of Investment Management	May 2014	CEO of J.P. Morgan Asset Management Inc.
		May 2021	Director and Co-CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Apr. 2022	Director, President and CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Oct. 2022	Executive Officer and Head of Wholesale of the Company (based in New York)
		Apr. 2025	Executive Officer, Head of Wholesale and Chairman of Investment Management of the Company (based in New York)
		Apr. 2026	Executive Officer, Deputy President, Head of Wholesale and Chairman of Investment Management of the Company (based in New York) (Current)

Go Sugiyama (Nov. 19, 1971)	Executive Officer and Deputy President Head of Banking Representative Director and President of The Nomura Trust and Banking Co., Ltd.	Apr. 1995	Joined the Company
		Apr. 2018	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2022	Senior Managing Director and Head of Retail of the Company (currently Head of Wealth Management) Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2026	Executive Officer, Deputy President and Head of Banking of the Company (Current) Representative Director and President of The Nomura Trust and Banking Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Takumi Kitamura (Nov. 26, 1966)	Executive Officer Chief Transformation Officer Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1990	Joined the Company
		Apr. 2016	Executive Officer and Chief Financial Officer of the Company Executive Officer and Financial Officer of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer and Chief Financial Officer of the Company Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Financial Officer of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Oct. 2021	Executive Officer, Chief Financial Officer and Chief Administrative Officer of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2022	Executive Officer and Chief Financial Officer of the Company Director,and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2024	Executive Officer, Chief Financial Officer and Chief Transformation Officer of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2025	Executive Officer, Chief Financial Officer and Chief Transformation Officer of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2025	Executive Officer and Chief Transformation Officer of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Sotaro Kato (Oct. 9, 1969)	Executive Officer Chief Risk Officer Director and Executive Vice President of Nomura Securities Co., Ltd. Director of Nomura Holding America Inc.	Sep. 2002	Joined the Company
		Apr. 2020	Executive Officer and Chief Risk Officer of the Company (based in New York) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2025	Executive Officer and Chief Risk Officer of the Company (based in New York) (Current) Director and Executive Vice President of Nomura Securities Co., Ltd (Current)

Hiroyuki Moriuchi (Aug. 22, 1976)	Executive Officer Chief Financial Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1999	Joined the Company
		Apr. 2023	Senior Managing Director and Chief Strategy Officer of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2025	Senior Managing Director, Group Finance of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Jun. 2025	Executive Officer and Chief Financial Officer of the Company (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

2  We have proposed an agenda item titled “Appointment of Eleven Directors” as a matter to be proposed for resolution by the Annual General Meeting of Shareholders on June 23, 2026. If this proposal is approved, the status of our directors and executive officers will be as presented in the table below.

The following table includes matters expected to be resolved by the Board of Directors immediately after the Annual General Meeting of Shareholders.

(1) Directors

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Koji Nagai (Jan. 25, 1959)	Director Chairman of the Board Directors Director and Chairman of Nomura Securities Co., Ltd.	Apr. 1981	Joined the Company
		Apr. 2003	Director of Nomura Securities Co., Ltd.
		Jun. 2003	Executive Officer of Nomura Securities Co., Ltd.
		Apr. 2007	Executive Officer (Executive Managing Director) of Nomura Securities Co., Ltd.
		Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2009	Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Managing Director of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Aug. 2012	Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2020	Director and Chairman of the Company (Current) Director and Chairman of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	Director, Representative Executive Officer, President and Group CEO Representative Director and President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2013	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2018	Executive Officer and Group Co-COO of the Company Director, Executive Officer and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer, Deputy President and Group Co-COO of the Company
		Apr. 2020	Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2020	Director, Representative Executive Officer, President & Group CEO of the Company Representative Director of Nomura Securities Co., Ltd.
		Jun. 2021	Director, Representative Executive Officer, President & Group CEO of the Company (Current) Representative Director and President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Yutaka Nakajima (Aug. 2, 1965)	Director, Representative Executive Officer and Deputy President Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1988	Joined the Company
		Apr. 2011	Senior Managing Director of Nomura Securities Co., Ltd.
		May 2015	Senior Managing Director of the Company
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director of the Company Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2021	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2023	Representative Executive Officer and Deputy President of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2023	Director, Representative Executive Officer and Deputy President of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Shoji Ogawa (Aug. 9, 1964)	Director Member of the Audit Committee (full-time) Member of the Board Risk Committee Non-Executive Director of Nomura Holding America Inc. Non-Executive Director of Instinet Incorporated	Apr. 1987	Joined the Company
		Apr. 2007	Head of Investment Banking Strategic Planning Dept of Nomura Securities Co., Ltd.
		Oct. 2008	Head of Capital Markets Dept. and Capital Solutions Dept. of Nomura Securities Co., Ltd.
		Jul. 2009	Head of Capital Markets Dept. of Nomura Securities Co., Ltd.
		Apr. 2012	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
		Jul. 2013	Head of Office of Audit Committee of the Company Head of Office of Audit Committee of Nomura Securities Co., Ltd.
		Aug. 2016	Head of Office of Non-Executive Directors and Audit Committee of the Company Head of Office of Non-Executive Directors and Audit Committee of Nomura Securities Co., Ltd.
		Apr. 2017	Senior Managing Director and Group Internal Audit of the Company Senior Managing Director and Internal Audit of Nomura Securities Co., Ltd.
		Apr. 2021	Advisor of the Company
		Jun. 2021	Director of the Company (Current)

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
Patricia Mosser (Feb. 14, 1956)

Outside Director

Chairperson of the Board Risk Committee

Special Research Scholar*

Director of Central Banking and Financial Policy*

*Positions at Columbia University’s School of International and Public Affairs

Independent Director of Nomura Holding America Inc.

		Jul. 1986	Assistant Professor, Economics Department, Columbia University
		Jan. 1991	Economist and Vice President of the Federal Reserve Bank of New York (FRBNY)
		Nov. 2006	Senior Vice President, FRBNY, Member of the FX Forum, Executive Meeting of East Asia and Pacific (EMEAP) Central Banks, Bank for International Settlements
		Jan. 2007	Board Member of the American Economic Association’s Committee on the Status of Women in the Economics Profession
		Jun. 2007	Member of the Markets Committee, Bank for International Settlements
		Jan. 2009	Acting Systemic Open Market Account Manager for the Federal Open Market Committee (FOMC)
		Oct. 2013	Deputy Director of the Office of Financial Research (OFR), U.S. Treasury Department
		Oct. 2013	Member of the Deputies Committee of the Financial Stability Oversight Council (FSOC)
		Jun. 2015	Senior Research Scholar at Columbia University’s School of International and Public Affairs (Columbia SIPA) Director of Central Banking and Financial Policy at Columbia SIPA (Current)
		Jun. 2021	Outside Director of the Company (Current)
		Jul. 2025	Special Research Scholar at Columbia SIPA (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Takahisa Takahara (Jul. 12, 1961)	Outside Director Member of the Nomination Committee Member of the Compensation Committee Representative Director, President & CEO of Unicharm Corporation Outside Director of Sumitomo Corporation	Apr. 1986	Joined The Sanwa Bank, Ltd. (currently MUFG Bank, Ltd.)
		Apr. 1991	Joined Unicharm Corporation
		Jun. 1995	Director of Unicharm Corporation
		Apr. 1996	Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation
		Jun. 1997	Senior Director of Unicharm Corporation
		Apr. 1998	Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation
		Oct. 2000	Senior Director, Responsible for Management Strategy of Unicharm Corporation
		Jun. 2001	Representative Director, President of Unicharm Corporation
		Jun. 2004	Representative Director, President & CEO of Unicharm Corporation (Current)
		Jun. 2021	Outside Director of the Company (Current)

Miyuki Ishiguro (Oct. 26, 1964)

Outside Director

Member of the Nomination Committee

Member of the Compensation Committee

Member of the Board Risk Committee

Partner of Nagashima Ohno & Tsunematsu

Outside Director of Lasertec Corporation

Outside Director of Hakuhodo DY Holdings Inc. (to be appointed)

		Apr. 1991	Registered as an Attorney-at-Law and Joined Tsunematsu Yanase & Sekine (currently Nagashima Ohno & Tsunematsu)
		Jan. 1999	Partner of Tsunematsu Yanase & Sekine
		Jan. 2000	Partner of Nagashima Ohno & Tsunematsu(Current)
		Oct. 2004	Visiting Professor, Columbia Law School
		May 2015	Secretary General of the Inter-Pacific Bar Association (IPBA)
		Feb. 2016	Council Member of the Radio Regulatory Council (Ministry of Internal Affairs and Communications)
		Apr. 2016	Council Member of the Management Council of Hitotsubashi University
		Apr. 2018	Vice President of the Tokyo Bar Association
		Jun. 2023	Outside Director of the Company (Current)
		Apr. 2024	President of the Inter-Pacific Bar Association (IPBA)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Masahiro Ishizuka (Apr. 21, 1960)	Outside Director Chairman of the Audit Committee Director of Nomura Securities Co., Ltd.	Oct. 1984	Joined Deloitte Haskins and Sells International (*1)
		Apr. 1988	Registered as a Certified Public Accountant
		Jun. 1997	Partner of Tohmatsu & Co. (*1)
		Jan. 1998	Deloitte & Touche LLP based in New York
		Oct. 2004	Head of Audit and Technology Dept. of Business Administrative Division, of Tohmatsu & Co. (*1)
		Aug. 2010	Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants
		Oct. 2010	Head of Office of Manual, of Quality Administrative Division, of Deloitte Touche Tohmatsu LLC
		Nov. 2015	The Board Member of Deloitte Tohmatsu LLC (*2)
		Jun.2017	Executive Officer, General Manager of the Reputation Quality Risk Management Office of Deloitte Tohmatsu LLC (*2) and Deloitte Touche Tohmatsu LLC
		Jun. 2022	Ethics Officer of Deloitte Tohmatsu Group
		Jun. 2023	Outside Director of the Company (Current)
		Apr. 2024	Director of Nomura Securities Co., Ltd. (Current)
(*1) Each of the corporations is currently Deloitte Touche Tohmatsu LLC (*2) The corporation is currently Deloitte Tohmatsu Group Japan LLC

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Taku Oshima (Jul. 14, 1956)

Outside Director

Chairman of the Nomination Committee

Chairman of the Compensation Committee

Chairman and Representative Director of NGK Corporation

Outside Director of Central Japan Railway Company

Outside Director of Toho Gas Co., Ltd.

		Mar. 1980	Joined NGK INSULATORS, LTD. (currently NGK Corporation)
		Jun. 2007	Corporate Officer of NGK INSULATORS, LTD.
		Jun. 2011	Corporate Executive Officer of NGK INSULATORS, LTD.
		Jun. 2014	President and Representative Director of NGK INSULATORS, LTD.
		Apr. 2021	Chairman and Representative Director of NGK INSULATORS, LTD. (Current)
		Jun. 2024	Outside Director of the Company (Current)

Nellie Liang (Oct. 23, 1957)	Outside Director Member of the Board Risk Committee Senior Fellow, Economic Studies, Brookings Institution Independent Director of Nomura Holding America Inc.	Jan. 2006	Associate Director, Division of Research and Statistics, U.S. Federal Reserve Board (FRB)
		Nov. 2010	Director, Division of Financial Stability, FRB
		May 2016	Member, Panel of Economic Advisors, U.S. Congressional Budget Office
		Mar. 2017	Senior Fellow, Economic Studies, Brookings Institution
		Apr. 2017	Visiting Scholar, Monetary and Capital Markets Department, International Monetary Fund (IMF)
		Aug. 2018	Lecturer, Yale University School of Management
		Jul.2021	Under Secretary for Domestic Finance, U.S. Department of the Treasury
		Mar. 2023	Chair, Standing Committee on Assessment of Vulnerabilities (SCAV), Financial Stability Board (FSB)
		Mar. 2025	Senior Fellow, Economic Studies, Brookings Institution (Current)
		Jun. 2025	Outside Director of the Company (Current)

Among the directors listed above Victor Chu, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka, Taku Oshima, and Nellie Liang satisfy the requirements for an “Outside Director” under the Companies Act.

(2) Executive Officers

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience
Kentaro Okuda (Nov. 7, 1963)	See “Directors” in paragraph 1 under this Item 6.A.	See “Directors” in paragraph 1 under this Item 6.A.

Yutaka Nakajima (Aug. 2, 1965)	See “Directors” in paragraph 1 under this Item 6.A.	See “Directors” in paragraph 1 under this Item 6.A.

Toshiyasu Iiyama (Feb. 24, 1965)	Executive Officer and Deputy President Chief of Staff Head of Well Growing Institute Head of China Committee Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1987	Joined the Company
		Apr. 2012	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2015	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2018	Senior Managing Director of the Company Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2020	Senior Managing Director of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Health Officer of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2023	Executive Officer, Deputy President and Chief of Staff of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Apr. 2026	Executive Officer, Deputy President, Chief of Staff and Head of Well Growing Institute of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Christopher Willcox (Feb. 25, 1968)	Executive Officer and Deputy President Head of Wholesale Chairman of Investment Management	May 2014	CEO of J.P. Morgan Asset Management Inc.
		May 2021	Director and Co-CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Apr. 2022	Director, President and CEO of Nomura Holding America Inc. Director, President and CEO of Nomura Securities International, Inc. Director, President and CEO of Nomura Global Financial Products Inc.
		Oct. 2022	Executive Officer and Head of Wholesale of the Company (based in New York)
		Apr. 2025	Executive Officer, Head of Wholesale and Chairman of Investment Management of the Company (based in New York)
		Apr. 2026	Executive Officer, Deputy President, Head of Wholesale and Chairman of Investment Management of the Company (based in New York) (Current)

Go Sugiyama (Nov. 19, 1971)	Executive Officer and Deputy President Head of Banking Representative Director and President of The Nomura Trust and Banking Co., Ltd.	Apr. 1995	Joined the Company
		Apr. 2018	Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2019	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2022	Senior Managing Director and Head of Retail of the Company (currently Head of Wealth Management) Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2026	Executive Officer, Deputy President and Head of Banking of the Company (Current) Representative Director and President of The Nomura Trust and Banking Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Takumi Kitamura (Nov. 26, 1966)	Executive Officer Chief Transformation Officer Representative Director and Deputy President of Nomura Securities Co., Ltd.	Apr. 1990	Joined the Company
		Apr. 2016	Executive Officer and Chief Financial Officer of the Company Executive Officer and Financial Officer of Nomura Securities Co., Ltd.
		Apr. 2019	Executive Officer and Chief Financial Officer of the Company Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2021	Executive Officer and Chief Financial Officer of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Oct. 2021	Executive Officer, Chief Financial Officer and Chief Administrative Officer of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2022	Executive Officer and Chief Financial Officer of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2024	Executive Officer, Chief Financial Officer and Chief Transformation Officer of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
		Apr. 2025	Executive Officer, Chief Financial Officer and Chief Transformation Officer of the Company Representative Director and Deputy President of Nomura Securities Co., Ltd.
		Jun. 2025	Executive Officer and Chief Transformation Officer of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

Name (Date of Birth)	Responsibilities and Status within Nomura/ Other Principal Business Activities	Business Experience

Sotaro Kato (Oct. 9, 1969)	Executive Officer Chief Risk Officer Director and Executive Vice President of Nomura Securities Co., Ltd. Director of Nomura Holding America Inc.	Sep. 2002	Joined the Company
		Apr. 2020	Executive Officer and Chief Risk Officer of the Company (based in New York) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Apr. 2025	Executive Officer and Chief Risk Officer of the Company (based in New York) (Current) Director and Executive Vice President of Nomura Securities Co., Ltd (Current)

Hiroyuki Moriuchi (Aug. 22, 1976)	Executive Officer Chief Financial Officer Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.	Apr. 1999	Joined the Company
		Apr. 2023	Senior Managing Director and Chief Strategy Officer of the Company Senior Managing Director of Nomura Securities Co., Ltd.
		Apr. 2025	Senior Managing Director, Group Finance of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
		Jun. 2025	Executive Officer and Chief Financial Officer of the Company (Current) Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. (Current)

B. Compensation for Statutory Officers

Our compensation program for our Statutory Officers is outlined as follows. “Statutory Officers” refer to directors and executive officers of NHI.

1. Compensation Policy

Compensation for Statutory Officers is subject to two policies: the Nomura Group compensation policy that applies to our employees and Statutory Officers (“Basic Policy”), and the Compensation Policy for Directors and Executive Officers of NHI (“Policy for Statutory Officers”) that applies to Statutory Officers. We have developed these policies to enable us to achieve sustainable growth, deliver long-term growth in shareholder value, deliver excellence to our clients, enhance our competitive strength in the global markets and enhance our reputation. The Compensation Committee reviews and updates these policies. We also have established Compensation Recovery Policy separately.

We have established a compensation policy for our officers and employees, including senior managing directors of NHI and directors of our subsidiaries but excluding our Statutory Officers. This policy is referred to as our “Employee Policy.”

(1) Basic Policy

Compensation Governance

As a Company with Three Board Committees, as defined under Japanese Companies Act, NHI has established an independent statutory Compensation Committee which comprises primarily Outside Directors as members. The Committee has established both our Basic Policy and our Compensation Policy for Statutory Officers, based on which compensation for Statutory Officers is determined.

With respect to the relevant policies and total compensation for our officers and employees other than Statutory Officers, decisions regarding employment and remuneration matters are delegated to our “Human Resources Committee” (“HRC”) by the Executive Management Board of NHI. The HRC is chaired by the Group CEO and an individual appointed by the chairman, taking into account financial and risk management perspectives. The HRC determines above matters with support from respective remuneration committees in each region.

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

(i) Sustainable corporate growth and increasing corporate value over the medium and long term

Our employee compensation policies aim to reinforce our corporate philosophy, to promote healthy corporate culture and behavior in line with our “Code of Conduct” and to align to our commitment to sustainability considerations.

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

In addition, when granting compensation, it shall be specified that in the event of a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or repayment (so-called “clawback”).

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

(2) Policy for Statutory Officers

Compensation of Statutory Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of an annual bonus and long-term incentive plans. In order to provide incentives for the improvement of medium-to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-based compensation awards with specified deferral periods.

(less than)Composition of Compensation for Statutory Officers(greater than)

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

•

With respect to Statutory Officers, the amount of annual bonus is determined with the annual bonus of Group CEO as standard baseline, taking into consideration roles and responsibilities, local remuneration regulations and compensation levels in each jurisdiction etc., in addition to a qualitative evaluation of individual performance.

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

When granting compensation, in the event of voluntary resignation, a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation of Statutory Officers may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or repayment (so-called “clawback”).

(3) Employee Policy

Based on our “Basic Policy”, we have established our Employee Policy which applies to our officers and employees, including senior managing directors of NHI and directors of subsidiaries of NHI, but excluding our Statutory Officers.

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

The proposed compensation of control function departments (such as Risk Management, Compliance, and Internal Audit) is not permitted to be determined by our front office business and performance evaluation of employees in these departments is not permitted to be determined solely by the financial performance of the business they support.

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

(i) Sustainable corporate growth and increasing corporate value over the medium and long term

The compensation policies for our employees aim to embody the Purpose which is “We aspire to create a better world by harnessing the power of financial markets” and our “Values of Entrepreneurial Leadership, Teamwork and Integrity”, to promote a healthy, diverse corporate culture and the right behavior in line with our “Code of Conduct” and to facilitate a greater alignment with sustainability considerations.

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

The compensation package offered to our employees comprises two key elements:

•	Fixed compensation — reflects the role, responsibilities and experience of the employee; and

•

Variable compensation — designed to incentivize performance, encourage the right behaviors and drive employee growth and development. For higher paid employees, a portion of variable compensation may be deferred, balancing short-term with our medium and long-term interests.

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

In addition, when granting compensation, it shall be specified that in the event of a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, employees’ compensation may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or repayment (so-called “clawback”).

(iii) Alignment of interests with shareholders

Deferred variable compensation intends to align the interests of employees and NHI shareholders, and to encourage a long-term, sustainable approach to senior management and highly paid employees. For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-based compensation awards linked to the price of NHI shares with an appropriate deferral period applicable, in order to align with shareholders’ interests.

Approval and Revision of the Employee Policy

The approval, amendment or repeal of the Employee Policy can be made by our HRC.

2. Compensation for Statutory Officers

(1) Scheme of Compensation for Statutory Officers

The following picture presents the scheme of compensation for Statutory Officers.

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

(2) Determination method of performance-linked compensation

Compensation of Statutory Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of annual bonus and long-term incentive plans. With respect to the President and the Group CEO, the total compensation, which consists of fixed compensation and performance linked compensation, is determined by considering quantitative factors as well as qualitative factors including competitor benchmarking etc. With respect to Statutory Officers, their Annual Bonus and Total Compensation are determined based on the ones of the Group CEO, reflecting individual roles and responsibilities, respective jurisdiction’s regulations and compensation level etc. in addition to the qualitative elements. For the Long-Term Incentive Plan, see “(3) Matters related to Stock Compensation and Non-Monetary Compensation (iii) PSU as the Long-Term Incentive Plan.”

(i) Quantitative elements

In order to ensure alignment with Nomura Group’s management vision and business strategy, we select key performance indicators and performance metrics that form the basis for its calculation. Additionally, we choose stock price-related indicators to promote alignment of interests with shareholders. In the current fiscal year, NHI achieved the target of 8-10%+ for ROE.

Type of elements	Item	Actual for the year ended March 31, 2026
Profit and loss	Net revenue	¥2,167.7 billion
	Revenue cost coverage ratio(1)	75.1%
	Income before income taxes	¥539.8 billion
Per share information	Earnings per Share (“EPS”)	¥118.99
Capital efficiency	ROE	10.1%
Shareholder returns	Total Shareholder Return (“TSR”)(2)	138.2%

(Notes)

1.	Ratio calculated by dividing Total non-interest expenses by Net revenue
2.	The value obtained by dividing the total of fluctuations in the price of NHI shares and dividends in the current fiscal year by the NHI share price at the end of the previous business year.

(ii) Qualitative elements

To promote enhancement of Nomura Group’s corporate value and the realization of a sustainable society, we have selected strategic management, as well as initiatives related to community, talent, and inclusion, as evaluation criteria.

(3) Matters relating to Stock Based Compensation and Non-Monetary Compensation

(i) Outline of current Stock Based Compensation Awards

The outline of current Stock Based Compensation Awards is as follows.

Type of award	Key features
Restricted Stock Units (“RSUs”)	• Settled in the Company’s common stock. • Graded vesting period is set as three years in principle.

Notional Stock Units (“NSUs”)	• Linked to the price of the Company’s common stock and cash-settled in local currency. • Graded vesting period is set as three years in principle.

Performance Share Units (“PSUs”)	• The number of shares to be awarded will be determined based on the achievement of the performance targets during the three—fiscal—year performance evaluation period.

(ii) Stock Based Compensation as Non-Monetary Compensation

In principle, half of the aggregate amount of the Annual Bonus of the Statutory Officers is paid in deferred compensation and we use RSUs that qualify as non-cash compensation. Furthermore, the Company has introduced PSUs as a long-term incentive plan.

(iii) PSU as the Long-Term Incentive Plan

Under NHI’s PSU program, the base number of NHI shares to be granted is initially determined based on Nomura’s performance and other factors of the previous fiscal year. Following the performance period, the number of NHI shares to be awarded will vary from 0% to 150% of the base number of NHI shares depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSU will be primarily in NHI common shares held as treasury stock.

The performance indicators used in the evaluation are ROE and TSR. Please refer to the following for details.

Performance indicators selected as Basis of calculation

In order to enhance NHI’s corporate value over the medium-to long-term and to align NHI’s interests with those of its shareholders, a combination of ROE (average value over the performance evaluation period) and TSR (absolute value over the performance evaluation period) will be the basis to calculate the award amount.

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

The calculation methods for ROE and TSR, which form the basis for performance evaluation, are as follows:

(less than)ROE(greater than)

If the actual average value for the performance evaluation period of three years reaches the management goal of 8% set by Nomura Group, a corresponding number of benchmark shares will be granted. If the actual value reaches 5%, 50% of the benchmark shares will be granted, and if it reaches 12% or more, 150% of the benchmark shares will be granted. However, if the actual value does not exceed either the lowest value of the past three business years, including the grant year, or 3%, no grant will occur.

(less than)TSR(greater than)

If the actual value (absolute value) for the performance evaluation period of three years reaches 125%, a corresponding number of benchmark shares will be granted. However, if the actual value is 100% or below, no grant will occur. Furthermore, if the actual value reaches 150% or more, 150% of the benchmark shares will be granted. The calculation process of the actual value is as follows:

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

The number of NHI shares to be granted is calculated by multiplying the base number of NHI shares by the weighted average of the grant ratio based on ROE and the grant ratio based on TSR. The base number of NHI shares for the PSU for the year ended March 31, 2026 has been calculated as 541,000 NHI shares, and the number of NHI shares when applying a payout rate of 150% is 811,500 shares.

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

(iv) Effect of payment of stock-based compensation as deferred compensation

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

3. Compensation for Statutory Officers by Category, Status, and Type

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, the Compensation Committee of NHI determines the compensation of NHI’s Statutory Officers in accordance with our compensation policies.

(1) Aggregate Compensation for Statutory Officers

The following table presents a summary of aggregate compensation awarded to our Statutory Officers for the year ended March 31, 2026.

	Number(1)	Millions of yen
		Year ended March 31, 2026
		Fixed compensation	Performance-linked compensation				Total
		Monetary compensation			Non-monetary compensation
		Base salary	Cash Bonuses	NSUs(2)	RSUs(2)	PSUs(2)
Directors	11	¥351	¥355	¥437	¥—	¥—	¥1,143
(Outside Directors included in above)	(9)	(194)	(—)	(—)	(—)	(—)	(194)
Executive Officers	8	639	2,720	3,314	170	528	7,371

Total	19	¥990	¥3,075	¥3,751	¥170	¥528	¥8,514

(1)

Includes one director and one executive officer who retired in June 2025, and one director and one executive officer who were appointed in the same month. There were ten directors and seven executive officers as of March 31, 2026. Compensation to directors who were concurrently serving as executive officers is included within “Executive Officers.”

(2)

Represents deferred stock-based compensation awards granted in prior years recognized as expense in the Consolidated Financial Statement of Income for the year ended March 31, 2026. The expense of NSUs is remeasured to fair value at each balance sheet date, while the amounts of RSUs and PSUs are measured at fair value on the grant date. For more details, see Note.1 “Summary of accounting policies” in our consolidated financial statements.

(3)	Total compensation paid to outside directors for their services to subsidiaries of the Company was ¥72 million for the year ended March 31, 2026.

(2) Compensation of Directors and Executive Officers receiving ¥100 million or above

The following table presents details of the compensation paid to our Statutory Officers for the year ended March 31, 2026, where such total amount given to the individual is ¥100 million or above. The total amount does not match above “(1) Aggregate Compensation for Statutory Officers” which is recorded as an accounting expense, as it reflects the resolution amount in the compensation committee. In addition, the RSUs, NSUs and PSUs shown in the table below do not represent amounts received by each officer in cash or in shares during the fiscal year.

In order to ensure that Nomura Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations. Additionally, in order to provide incentives for the improvement of medium-to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-related incentives with a specified deferral period. Furthermore, with respect to such stock-related incentives, the economic value ultimately received by each officer may vary depending on vesting conditions, performance conditions, NHI share price fluctuations and other factors, and may be subject to reduction, forfeiture or clawback after grant in accordance with the Group’s rules and regulations. For more details, please refer to the above-mentioned “1. Compensation Policy (1) Basic Policy” and “(2) Policy for Statutory Officers.” In the current fiscal year, quantitative indicators were favorable, notably with Income before income taxes for the year amounting to ¥539.8 billion and ROE reaching 10.1%, thereby achieving the Company’s management target of 8-10%+ for ROE. Taking this into consideration, the amount of performance-linked compensation has been increased.

			Millions of yen
			Fixed Compensation	Performance-linked Compensation
Name	Company	Role	Cash	Cash Bonuses	RSUs or NSUs(1)	PSUs(2)	Total
Koji Nagai	Nomura	Chairman of the Board of Directors	¥91.2	¥355.4	¥355.4	¥—	¥802.0
Kentaro Okuda	Nomura	Director, Representative Executive Officer (Group CEO)	¥119.4	¥592.4	¥592.4	¥340.4	¥1,644.6
Yutaka Nakajima	Nomura	Director, Representative Executive Officer	¥90.0	¥325.8	¥325.8	¥187.2	¥928.8
Toshiyasu Iiyama	Nomura	Executive Officer	¥86.4	¥248.8	¥248.8	¥—	¥584.0
Takumi Kitamura	Nomura	Executive Officer	¥80.4	¥104.8	¥104.8	¥—	¥290.0
Sotaro Kato	Nomura	Executive Officer	¥73.2	¥103.4	¥103.4	¥—	¥280.0
Hiroyuki Moriuchi(3)	Nomura	Executive Officer	¥58.2	¥120.9	¥120.9	¥—	¥300.0
Christopher Willcox(4)	Nomura	Executive Officer	¥113.0	¥1,223.6	¥1,223.6	¥—	¥2,560.2
	(Unit: thousands of U.S. dollars)		$(750.0)	$(8,125.0)	$(8,125.0)	$—	$(17,000.0)

(1)

As the payment is deferred over a period of three years following the grant, the amount stated herein differs from the compensation actually received by each individual during the year ended March 31, 2026.

(2)	Represents expenses recognized for the year ended March 31, 2026.
(3)	Appointed Executive Officer in place of Yosuke Inaida on June 24, 2025.
(4)	The equivalent U.S. dollar amounts, based on an exchange rate of US$1 = ¥150.6, are presented in parentheses in the row below.

(3) Meetings of our Compensation Committee during the year

(i) Composition of Compensation Committee

Our Compensation Committee is composed of three members below.

Chairman: Taku Oshima (Outside Director)

Member: Takahisa Takahara (Outside Director)

Member: Miyuki Ishiguro (Outside Director)(1)

(1) Miyuki Ishiguro was appointed committee member in place of Koji Nagai on June 24, 2025.

(ii) Deliberation matters and attendance status in the Compensation Committee

The following table presents a summary of the meetings held by our Compensation Committee during the year ended March 31, 2026, a summary of key matters discussed, resolutions passed and attendance by members.

Date	Summary of the discussion and the resolution		Attendance records of the member
April 25, 2025	Resolution:	• The annual bonus and Long Term Incentive Plan for the year ended March 31, 2025.	All members attended
June 24, 2025	Resolution:

•

The appointment of the director with the right to convene the board of directors meetings.

•

The director who reports the executions of the committee’s duties to the board of the directors meetings.

•

Individual base salary of the statutory officers.

•

Granting RSUs and NSUs to the statutory officers.

•

Granting PSUs to the representative executive officers.

•

The amendment to the Basic Policy.

All members attended
	Reporting:	• Schedule for current fiscal year. • The Policy for statutory officers and the Compensation Recovery Policy.
September 25, 2025	Discussion:	• Eligible Recipients of Long Term Incentive Plan. • Base salary of the directors and executive officers.	All members attended
December 4, 2025	Resolution:	• Eligible Recipients of Long Term Incentive Plan. • Base salary of the directors and executive officers.	All members attended
March 27, 2026	Resolution:	• Individual base salary of the directors and executive officers effective from April.	All members attended

Through discussions and resolutions of the above topics, our Compensation Committee confirmed that compensation for our Statutory Officers in respect of the year ended March 31, 2026 was appropriate and consistent with our relevant compensation policies. A summary of these meetings has been reported to the Board of Directors.

Stock Acquisition Rights

The following table presents information regarding unexercised Stock Acquisition Rights (“SARs”) as of March 31, 2026.

	March 31, 2026
Series of SARs	Allotment Date	Number of Shares under SARs(1)	Exercise Period of SARs	Exercise Price per Share under SARs	Paid-in Amount for SARs
Stock Acquisition Rights No.78	June 9, 2017	28,800	From April 20, 2021 to April 19, 2026	¥1	¥312
Stock Acquisition Rights No.79	June 9, 2017	68,000	From April 20, 2022 to April 19, 2027	¥1	¥303
Stock Acquisition Rights No.80	June 9, 2017	12,700	From April 20, 2023 to April 19, 2028	¥1	¥282
Stock Acquisition Rights No.81	June 9, 2017	15,000	From April 20, 2024 to April 19, 2029	¥1	¥273

(1)	The number of NHI shares issuable under SARs is subject to adjustments under certain circumstances including stock splits.

Pension, Retirement or Similar Benefits

See Note 15 “Employee benefit plans” in our consolidated financial statements included in this annual report.

C. Board Practices.

Information Concerning Directors

The Companies Act of Japan states that a “Company with Three Board Committees” must establish three committees; a nomination committee, an audit committee and a compensation committee. The members of each committee are chosen from the company’s directors, and the majority of the members of each committee must be outside directors. At a Company with Three Board Committees, the board of directors is entitled to establish the basic management policy for the company, has decision-making authority over certain prescribed matters, and supervises the execution by the executive officers of their duties. Executive officers and representative executive officers appointed by a resolution adopted by the board of directors manage the business affairs of the company, based on a delegation of authority by the board of directors.

The Company has a corporate governance structure that separates management oversight functions from business execution functions (“Company with Three Board Committees”). Through this governance structure, the Company aims to strengthen management oversight, increase the transparency of the Company’s management and expedite the decision-making process within the Nomura Group. The Company has, in addition to the Board of Directors and the Nomination/Audit/Compensation committees, established the “Board Risk Committee,” which is a non-statutory committee that has the purpose of deepening the oversight of risk management by the Board of Directors.

An outline of the Company’s Board of Directors, Nomination Committee, Audit Committee, Compensation Committee and Board Risk Committee is provided below.

Board of Directors

The Company’s Board of Directors consists of directors who are elected at a general meeting of shareholders and the Company’s Articles of Incorporation provide that the number of directors shall not exceed twenty. The term of office of each director expires upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after their appointment. Directors may serve any number of consecutive terms. From among its members, the Company’s Board of Directors elects a Chairman. The Company’s Board of Directors met eleven times during the year ended March 31, 2026. As a group, the directors attended 98% of the total number of meetings of the Board of Directors during the year. The Board of Directors has the authority to determine the Company’s basic management policy and supervise the execution by the executive officers of their duties. Although the Board of Directors also has the authority to make decisions with regard to the Company’s business, most of this authority has been delegated to the executive officers by a resolution adopted by the Board of Directors. There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. As of the date of submission, the members of the Board of Directors are Koji Nagai, Kentaro Okuda, Yutaka Nakajima, Shoji Ogawa, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka, Taku Oshima and Nellie Liang. Koji Nagai is the Chairman of the Board. The Company has proposed an agenda item titled “Appointment of Eleven Directors” as part of the agenda (Matters to be Resolved) for the 122nd Annual General Meeting of Shareholders scheduled to be held on June 23, 2026. If this agenda item is approved, the members of the Board of Directors will be Koji Nagai, Kentaro Okuda, Yutaka Nakajima, Shoji Ogawa, Victor Chu, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka, Taku Oshima and Nellie Liang. Koji Nagai is slated to be the Chairman of the Board.

Nomination Committee

The Nomination Committee, in accordance with law and the Company’s Regulations of the Nomination Committee, determines the details of any proposals concerning the election and dismissal of directors to be submitted to general meetings of shareholders by the Board of Directors. The Nomination Committee met six times during the year ended March 31, 2026. As a group, the member directors attended all of the meetings of the Nomination Committee during the year after their appointment as the members of the Nomination Committee. As of the date of submission, the members of the Nomination Committee are outside directors Taku Oshima, Takahisa Takahara and Miyuki Ishiguro. Taku Oshima is the Chairman of this Committee. After a resolution of the Board of Directors following the conclusion of the 122nd Annual General Meeting of Shareholders scheduled to be held on June 23, 2026, the members of the Nomination Committee are expected to be outside directors Taku Oshima, Takahisa Takahara and Miyuki Ishiguro. Taku Oshima is slated to be the Chairman of this Committee.

Audit Committee

The Audit Committee, in accordance with law and the Company’s Regulations of the Audit Committee, (i) audits the execution by the directors and the executive officers of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal or non-reappointment of the accounting auditor to be submitted to general meetings of shareholders by the Board of Directors. With respect to financial reporting, the Audit Committee has the statutory duty to examine financial statements and business reports to be prepared by the executive officers designated by the Board of Directors and is authorized to report its opinion to the ordinary general meeting of shareholders.

The Audit Committee met thirteen times during the year ended March 31, 2026. As a group, the member directors attended 97% of the meetings of the Audit Committee during the year after their appointment as the members of the Audit Committee. As of the date of submission, the members of the Audit Committee are outside directors Masahiro Ishizuka and Victor Chu, and Shoji Ogawa, a full-time member of the Audit Committee and a director not concurrently serving as an executive officer. Masahiro Ishizuka is the Chairman of this Committee. After a resolution of the Board of Directors following the conclusion of the 122nd Annual General Meeting of Shareholders scheduled to be held on June 23, 2026, the members of the Audit Committee are expected to be outside directors Masahiro Ishizuka and Victor Chu, and Shoji Ogawa, a full-time member of the Audit Committee and a director not concurrently serving as an executive officer. Masahiro Ishizuka is slated to be the Chairman of this Committee.

Compensation Committee

The Compensation Committee, in accordance with law and the Company’s Regulations of the Compensation Committee, determines the Company’s policy with respect to the determination of the details of each director and executive officer’s compensation. The Compensation Committee also determines the details of each director and executive officer’s actual compensation. The Compensation Committee met five times during the year ended March 31, 2026. As a group, the member directors attended 97% of the meetings of the Compensation Committee during the year after their appointment as the members of the Compensation Committee. As of the date of submission, the members of the Compensation Committee are outside directors Taku Oshima, Takahisa Takahara and Miyuki Ishiguro. Taku Oshima is the Chairman of this Committee. After a resolution of the Board of Directors following the conclusion of the 122nd Annual General Meeting of Shareholders scheduled to be held on June 23, 2026, the members of the Compensation Committee are expected to be outside directors Taku Oshima, Takahisa Takahara and Miyuki Ishiguro. Taku Oshima is slated to be the Chairman of this Committee.

Board Risk Committee

The Board Risk Committee is a non-statutory organ, in accordance with the Company’s Regulations of the Board Risk Committee, and its purpose is to assist the Board of Directors in supervising the Nomura Group’s risk management and to contribute to sophistication of its risk management. At meetings of the Board Risk Committee, to further strengthen the risk management of Nomura Group, deliberations are mainly in regard to consenting to the Risk Appetite Statement and the main design of the risk management framework, analysis of the risk environment/verification results and future projections, and supervision of overall execution of risk management and medium- to long-term risk strategies. The status of execution of the function in the Board Risk Committee is reported to the Board of Directors. The Board Risk Committee met five times during the year ended March 31, 2026. As a group, the member directors attended 96% of the meetings of the Board Risk Committee during the year after their appointment as the members of the Board Risk Committee. As of the date of submission, the members of the Board Risk Committee are outside directors Patricia Mosser, J. Christopher Giancarlo, Miyuki Ishiguro and Nellie Liang, and Shoji Ogawa, a director not concurrently serving as an executive officer. Patricia Mosser is the Chairperson of this Committee. After a resolution of the Board of Directors following the conclusion of the 122nd Annual General Meeting of Shareholders scheduled to be held on June 23, 2026, the members of the Board Risk Committee are expected to be outside directors Patricia Mosser, Miyuki Ishiguro and Nellie Liang, and Shoji Ogawa, a director not concurrently serving as an executive officer. Patricia Mosser is slated to be the Chairperson of this Committee.

Limitation of Director Liability

In accordance with Article 33, Paragraph 2 of the Company’s Articles of Incorporation and Article 426, Paragraph 1 of the Companies Act of Japan, the Company may execute agreements with directors (excluding a person who serves as an executive director, etc.) that limit their liability to the Company for damages suffered by the Company if they acted in good faith and without gross negligence. Accordingly, as of the date of submission, the Company has entered into agreements to limit Companies Act of Japan Article 423 Paragraph 1 liability for damages (“Limitation of Liability Agreements”) with each of the following directors: Shoji Ogawa, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka, Taku Oshima and Nellie Liang. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

Directors and Officers Liability Insurance Contracts

The Company has entered into directors and officers liability insurance contracts set forth in Article 430-3, Paragraph 1 of the Companies Act of Japan with insurance companies, which have persons such as directors, executive officers, senior managing directors, corporate auditors and senior employees of the Company and its subsidiaries, etc., as insured persons. Under these insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured at the Company, and all insurance premiums of the insured have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers.

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

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	March 31,
	2024	2025	2026
Japan	14,870	14,877	15,017
Europe	3,053	3,133	3,269
Americas	2,440	2,417	3,028
Asia and Oceania	6,487	6,815	7,363

Total	26,850	27,242	28,677

Business segments of the Nomura Group consist of four divisions: Wealth Management Division, Investment Management Division, Wholesale Division and Banking Division, along with Other. As of March 31, 2026, we had 6,943 employees in our Wealth Management Division, 2,645 in our Investment Management Division, 5,343 in our Wholesale Division, 938 in our Banking Division, and 12,808 in Other.

As of March 31, 2026, 7,491 of Nomura Securities’ employees in Japan were members of the Nomura employees’ union, with which we have a labor contract. The Company and labor union communicate frequently in order to resolve labor-related matters.

We have not experienced any strikes or other labor disputes in Japan or overseas and consider our employee relations to be excellent.

E. Share Ownership.

The following table shows the number of shares owned by our Directors and Executive Officers as of May 31, 2026. As of that date, none of them owned 1% or more of our issued and outstanding shares. None of the shares referred to below have different voting rights.

Directors

Name	Number of Shareholdings(1)
Koji Nagai	512,942
Kentaro Okuda	529,192
Yutaka Nakajima	682,743
Shoji Ogawa	58,874
Victor Chu	20,000
J. Christopher Giancarlo	—
Patricia Mosser	(100ADR	)(2)
Takahisa Takahara	200,381
Miyuki Ishiguro	—
Masahiro Ishizuka	10,693
Taku Oshima	—
Nellie Liang	—

Total	2,014,825

(1)	Excludes the unvested portion of the RSUs and/or PSUs held by the relevant person, as applicable. No such RSUs or PSUs will vest within 60 days of May 31, 2026.
(2)	ADRs are not included in the total.

Executive Officers

Name	Number of Shareholdings(1)
Kentaro Okuda	See above	(2)
Yutaka Nakajima	See above	(2)
Toshiyasu Iiyama	301,656
Takumi Kitamura	144,534
Sotaro Kato	62,774
Christopher Willcox	14,586
Hiroyuki Moriuchi	30,676
Go Sugiyama	53,814

Total	608,040

(1)	Excludes the unvested portion of the RSUs and/or PSUs held by the relevant person, as applicable. No such RSUs or PSUs will vest within 60 days of May 31, 2026.
(2)	The number of shares owned by Executive Officers who are concurrently serving as Directors is not included in the total.

For information regarding stock options granted to our Directors and Executive Officers, see Item 6.B “Compensation of Statutory Officers” of this annual report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

According to a statement on Schedule 13G (Amendment No.11) filed by BlackRock, Inc. with the SEC on April 23, 2025, BlackRock, Inc. owned 227,858,398 shares, representing 7.2% of the issued shares of NHI shares. However, the Company has not confirmed the status of these shareholdings as of March 31, 2026.

According to a statement on Schedule 13G (Amendment No.5) filed by Sumitomo Mitsui Trust Group, Inc. with the SEC on February 5, 2026, Sumitomo Mitsui Trust Group, Inc. owned 155,735,902 shares, representing 4.9% of the issued shares of NHI shares. However, the Company has not confirmed the status of these shareholdings as of March 31, 2026.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2026, there were 366 Nomura shareholders of record with addresses in the U.S., and those U.S. holders held 560,687,082 shares of NHI shares, representing 18.15% of the issued shares of NHI shares. As of March 31, 2026, there were 79,924,681 ADSs outstanding, representing 79,924,681 shares of NHI shares or 2.59% of the issued shares of NHI shares. Our major shareholders above do not have different voting rights.

B. Related Party Transactions.

Nomura Research Institute, Ltd.

NRI develops and manages computer systems and provides research services and management consulting services. We are one of the major clients of NRI.

Nomura’s ownership of NRI was 23.0%, 23.0% and 23.1% as of March 31, 2024, 2025 and 2026, respectively.

For the year ended March 31, 2026, we purchased ¥29,361 million worth of software and computer equipment and paid ¥48,502 million for other services to NRI, while we received ¥364 million from NRI.

For the year ended March 31, 2025, we purchased ¥22,976 million worth of software and computer equipment and paid ¥44,239 million for other services to NRI, while we received ¥727 million from NRI.

For the year ended March 31, 2024, we purchased ¥15,367 million worth of software and computer equipment and paid ¥47,289 million for other services to NRI, while we received ¥764 million from NRI.

Nomura Real Estate Holdings, Inc.

NREH is the holding company of the Nomura Real Estate Group which is primarily involved in residential property development, leasing, investment management as well as other real estate-related activities.

Nomura’s ownership of NREH was 37.5%, 37.2% and 37.6% as of March 31, 2024, 2025 and 2026, respectively.

On April 10, 2025, Nomura sold certain owned land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, for effective utilization of its assets. For details on the transaction, please refer to Note 21 “Affiliated companies and other equity-method investees” in our consolidated financial statements. Nomura believes that the transaction was conducted on market-based commercial terms, and that the price paid to Nomura represented fair market value of the sold land and buildings.

Directors

During the years ended March 31, 2024, 2025 and 2026, no loans that were outstanding were made to our directors and other related parties other than in the normal course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, involving no more than the normal risk of collectability and presenting no other unfavorable features.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Legal Proceedings

For a discussion of our litigation and related matters, see Note 22 “Commitments, contingencies and guarantees” in the consolidated financial statements included in this annual report.

Dividend Policy

For our dividend policy, see Item 5.B “Liquidity and Capital Resources—Capital Management—Dividends” in this annual report.

B. Significant Changes.

Except as disclosed in this annual report, there have been no significant changes since March 31, 2026.

Item 9. The Offer and Listing

A. Offer and Listing Details.

See Item 9.C. “The Offer and Listing—Markets.”

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

The Foreign Exchange and Foreign Trade Act of Japan and its related cabinet orders and ministerial ordinances (“Foreign Exchange Regulations”) governs certain aspects relating to the acquisition and holding of shares of the Company by “foreign investors,” as defined below.

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

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which ADSs of the Company will be issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into U.S. dollars and transfer the resulting U.S. dollars to the U.S., to convert all cash dividends that it receives in respect of deposited shares into U.S. dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holders of ADRs.

“Non-residents of Japan” are generally defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Branches and other offices of Japanese corporations located outside Japan are considered non-residents of Japan, and branches and other offices located within Japan of non-resident corporations are considered residents of Japan.

E. Taxation.

U.S. Federal Income Taxation

This section describes the material U.S. federal income tax consequences of owning shares or ADRs. It applies to you only if you are a U.S. holder (as defined below), you acquire your shares or ADRs in an offering and you hold your shares or ADRs as capital assets for tax purposes. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds shares or ADRs as part of a straddle or a hedging, conversion, integrated or constructive sale transaction,

•	a person that purchases or sells shares or ADRs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. Dollar.

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

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the shares or ADRs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADRs should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the shares or ADRs.

You are a U.S. holder if you are a beneficial owner of shares or ADRs and you are:

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

You should consult your own tax advisor regarding the U.S. federal, state, local and other tax consequences of owning and disposing of shares and ADRs in your particular circumstances.

This discussion addresses only U.S. federal income taxation.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax.

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is treated as a dividend that is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADRs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADRs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADRs are either readily tradable on an established securities market in the United States or we are eligible for the benefits under the Japan-U.S. Tax Treaty. Our ADRs are listed on the NYSE which is considered an established securities market in the U.S. We therefore expect that dividends that we distribute on our ADRs will be qualified dividend income (provided that you satisfy the aforementioned holding period requirements). In addition, we believe that we are currently eligible for the benefits of the Japan-U.S. Tax Treaty and we therefore expect that dividends on the shares will be qualified dividend income (provided that you satisfy the aforementioned holding period requirements), but there can be no assurance that we will continue to be eligible for the benefits of the Treaty.

You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it.

The dividend is taxable when you, in the case of shares, or the depositary, in the case of ADRs, receive the dividend, actually or constructively. The dividend will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. Dollar value of the Japanese Yen payments made, determined at the spot Japanese Yen/U.S. Dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you, or the depositary on your behalf, convert the payment into U.S. Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADRs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect generally to treat distributions we make as dividends.

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

Sale or Disposition of Shares or ADRs

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your shares or ADRs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your shares or ADRs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

PFIC Rules

We do not expect our shares and ADRs to be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation, such as Nomura, that is primarily engaged in an active business as a securities dealer is not entirely clear.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADRs or shares:

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

If we are treated as a PFIC, and you did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADRs, and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than distributions in the first taxable year that you hold the shares or ADRs, year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADRs during the three preceding taxable years or, if shorter, your holding period for the shares or ADRs that preceded the taxable year in which you receive the distribution).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADRs,

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

If you own shares or ADRs in a PFIC that are regularly traded on a qualified exchange, they will be treated as marketable stock, and you may elect to mark your shares or ADRs to market. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADRs at the end of the taxable year over your adjusted basis in your shares or ADRs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADRs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADRs will be adjusted to reflect any such income or loss amounts.

Your shares or ADRs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADRs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADRs, you will be treated as having a new holding period in your shares or ADRs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies.

In addition, notwithstanding any election you make with regard to the shares or ADRs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADRs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621.

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

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADRs, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are resident, and

•	any tax treaty between Japan and their country of residence.

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by the Company. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase in the number of shares (as opposed to an increase in the value of shares) from the Japanese tax perspective. Conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2(xvi) of the Japanese Corporation Tax Law and Article 8(1)(xiii) of the Japanese Corporation Tax Act Enforcement Order).

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax applies, the rate of Japanese withholding tax applicable to dividends on listed shares such as those paid by the Company to non-resident shareholders is currently 15%, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares for which the applicable rate is 20% (please refer to Article 170 and Article 213(1)(i) of the Japanese Income Tax Act and Article 9-3(1)(i) of the Japanese Act on Special Measures Concerning Taxation).

On December 2, 2011, the “Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax were introduced to fund the restoration effort from the earthquake. Payers of income tax and withholding tax will need to pay a surtax (the “Reconstruction Special Income Tax”), calculated by multiplying the base income tax by 2.1% starting from January 1, 2013. As a result of the fractional tax rate increase, 15.315% is the applicable rate. If a non-resident taxpayer is a resident of a country that Japan has a tax treaty with, as described below, such non-residents will not be subject to the surtax to the extent that the applicable rate agreed in the tax treaty is lower than the aggregate domestic rate. In addition, following the amendment to the “Special Measures Act on Ensuring Necessary Financial Source for the Fundamental Reinforcement of Japan’s Defense Capabilities” (Act No. 69 of 2023) effective April 1, 2026, a special defense surtax has been newly established. Accordingly, from January 1, 2027, taxpayers will be required to pay the special defense surtax, which is an amount equivalent to 1.0% of the base income tax amount. In conjunction therewith, the tax rate for the Reconstruction Special Income Tax will be reduced from 2.1% to 1.1% effective January 1, 2027, and the end of the applicable taxation period will be extended from 2037 to 2047.

Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore. Under the Japan-U.S. Tax Treaty, the withholding tax rate on dividends is 10% for portfolio investors, provided that they do not have a permanent establishment in Japan, or if there is a permanent establishment, the shares with respect to which such dividends are paid are not effectively connected with such permanent establishment, and that they are qualified U.S. residents eligible to enjoy treaty benefits. It should be noted that, under the Japan-U.S. Tax Treaty, withholding tax on dividends to be paid is exempt from Japanese taxation by way of withholding or otherwise for pension funds that are qualified U.S. residents eligible to enjoy treaty benefits unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds (please refer to Article 10(3)(b) of the

Japan-U.S. Tax Treaty). In addition to the Japan-U.S. Tax Treaty, Japan currently has income tax treaties with, among others, the U.K., France, Australia, the Netherlands, Switzerland, Sweden and Belgium whereby the withholding tax rate on dividends is also reduced from 15% to 10% for portfolio investors.

Non-resident shareholders who are entitled to a reduced treaty rate of Japanese withholding tax on payment of dividends on the shares by the Company are required to submit the “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends” or the “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends with respect to Foreign Depositary Receipt”, as the case may be, in advance through the Company, which is the case for ADR holders, or in cases where the relevant withholding taxpayer for the dividend payment is not the Company but a financial institution in Japan, through the financial institution, to the relevant tax authority before payment of dividends. Non-resident shareholders who receive dividends through a financial institution may select a simplified procedure with respect to dividends payable on or after January 1, 2014. Under such procedure, non-resident shareholders who submit the “Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks” to the relevant tax authority through a financial institution are deemed to have submitted the “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends” mentioned above with respect to any dividend which will be paid by the Company to non-resident shareholders through the financial institution thereafter, provided that such non-resident shareholders shall notify the financial institution of certain information regarding the dividends before the payment of such dividends. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority. For Japanese tax purposes, the treaty rate normally applies superseding the tax rate under the domestic law. However, due to the so-called “preservation doctrine” under Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Consequently, if the domestic tax rate still applies, no treaty application is required to be filed.

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

You should consult your own tax advisers regarding the Japanese tax consequences of the acquisition, ownership and disposition of the shares and ADRs in your particular circumstances.

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

Three Lines of Defense Framework:

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

Setting Risk Appetite:

Based on its management strategy, Nomura determines the types and levels of risk it is willing to assume and reviews these regularly. Nomura’s Risk Appetite is jointly submitted by the Chief Risk Officer (“CRO”) and the Chief Financial Officer (“CFO”) to the Executive Management Board (“EMB”) for approval. It is then to be further reviewed at the Board Risk Committee (“BRC”) based on the BRC’s authority to consent to the relevant proposal raised by the executive side.

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

Committee Governance

Nomura has the EMB as a body to deliberate on or determine management strategy, the allocation of the management resources and important management matters of Nomura. The Group Risk Management Committee (the “GRMC”) operates, upon delegation from the EMB, for the purpose of deliberating on or determining important matters concerning enterprise risk management of Nomura and thereby assuring the sound and effective management of Nomura’s businesses. The GRMC consists of the Group CEO, one representative executive officer other than the Group CEO appointed by the Committee Chairman, the Chief Compliance Officer, the CRO, the CFO, Division Heads and persons designated by the Committee Chairman as the members of the Committee. An organizational framework and committee structure is in place to facilitate effective business operations and management of the firm’s risks.

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

Financial and non-financial risks are described in more detail below. For further information on funding and liquidity risk management, see Item 5.B. “Liquidity and Capital Resources.—Funding and Liquidity Management” in this annual report.

Credit Risk

Risk Characteristics

Credit risk is defined as the risk of loss arising from an obligor’s default, insolvency, or legal proceedings that prevent the obligor from fulfilling its contractual obligations according to the agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through credit valuation adjustment associated with deterioration in the creditworthiness of a counterparty.

Risk Management Policy

Nomura has designed a risk management framework designed to allow it to take on appropriate credit risk in alignment with its risk appetite.

•

Credit Risk Management (“CRM”) expresses the creditworthiness of a counterparty or debtor by assigning internal ratings based on the results of individual credit analyses. These internal ratings are linked to the probability of default and are used to calculate the amount of credit risk-weighted assets (“RWA”).

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

•	Setting Credit Limits:

CRM establishes credit limits for counterparties based on internal ratings.

•	Exposure and Limit Management:

Nomura’s credit risk management system calculates and aggregates credit exposures at both the counterparty and group levels. This allows CRM to monitor and manage the usage of credit limits and exposure concentration risk on a daily basis, ensuring that appropriate reporting mechanisms are in place in case of limit breaches.

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

•

These policies are established through appropriate approval procedures by the GRMC, etc., and they define the basic policy of credit risk management as well as the approval authority for credit limit setting.

Credit Risk Management (CRM):

•	CRM is a global organization within the Risk Management Division responsible for managing credit risk and reports to the CRO.

•	CRM is responsible for the implementation, maintenance and management of the policies.

Credit Risk Mitigation Measures

Risk Characteristics and Risk Management Policy

•	Please refer to “Credit Risk”

Overview of Procedures and Structure

Nomura mitigates credit risk through means such as collateral, guarantees, and credit derivatives.

Collateral Agreements

•	To further reduce credit risk, Nomura utilizes collateral agreements.

•	These agreements help ensure that Nomura can receive collateral from counterparties at the commencement of transactions or in response to changes in exposure levels or other relevant circumstances.

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

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2026 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥6	¥15	¥11	¥4	¥45	¥(73)	¥8	¥1	¥7
AA	401	438	482	671	3,626	(4,887)	731	134	597
A	457	344	270	219	1,127	(1,929)	488	186	302
BBB	378	171	105	66	488	(504)	704	257	447
BB and lower	104	189	73	35	41	(238)	204	740	—
Other(2)	90	20	28	1	29	(170)	(2)	21	—

Sub-total	¥1,436	¥1,177	¥969	¥996	¥5,356	¥(7,801)	¥2,133	¥1,339	¥1,353
Listed	924	138	213	42	0	(557)	760	126	634

Total	¥2,360	¥1,315	¥1,182	¥1,038	¥5,356	¥(8,358)	¥2,893	¥1,465	¥1,987

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

Overview of Market Risk Management Policy, Procedures, and Structure

Methods for Identifying, Evaluating, Managing, and Mitigating Risks, and Monitoring Hedge Effectiveness

•

Nomura employs various statistical tools to measure and monitor market risk, including Value at Risk (“VaR”). Sensitivity analysis and stress testing are also utilized as assessment tools. Sensitivities indicate the potential change in portfolio value due to standard shifts in market risk factors. These sensitivities are asset class-specific and are not typically aggregated across different risk factors. Stress testing allows for the analysis of portfolio risk and tail risk, incorporating non-linear effects and enabling aggregation across risk factors at any level of the organization, from group level to business divisions and trading desks.

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

• Methodology Assumptions

Nomura uses a globally consistent VaR model for measuring total trading VaR across the organization. The historical simulation method is employed, applying historical market movements over a two-year period to current exposures to generate one-day profit and loss distribution. This distribution is then utilized to estimate potential losses with required confidence levels. The VaR model maintains its reliability even when high-quality data is not available through a proxy logic system.

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

VaR metrics: 95% Confidence Interval

One-day VaR data using the confidence level of 95% for the year ended March 31, 2026 is presented below.

The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	31-Mar
	2025	2026
Equity	¥2.0	¥4.5
Interest rate	2.1	2.9
Foreign exchange	1.5	1.1

Subtotal	5.6	8.5
Less: Diversification Benefit	(1.8)	(2.7)

VaR	¥3.8	¥5.8

	Billions of yen
	For the twelve months ended March 31
	2025	2026
Maximum daily VaR(1)	¥6.9	¥7.7
Average daily VaR(1)	5.2	5.1
Minimum daily VaR(1)	3.5	3.1

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the year ended March 31, 2026.

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

Nomura conducts regression analysis, over the past 90 days, on the relationship between movements in TOPIX and fluctuations in the market prices of equities held to maintain business relationships and promote business. Based on this analysis, for each 10% change in TOPIX, the fair value of these operating equity investments was expected to decrease by approximately ¥7.7 billion as of March 31, 2025, and by approximately ¥11.2 billion as of March 31, 2026. TOPIX closed at 2,658.73 points as of March 31, 2025, and at 3,497.86 points as of March 31, 2026. This simulation is based on regression analysis against TOPIX for Nomura’s entire portfolio of equity investments held for these purposes; therefore, actual results may differ from these estimates due to price fluctuations of individual equities.

Operational Risk

Operational risk is defined as the risk of financial loss or non-financial impacts, such as violations of laws and regulations or deterioration of the reputation of Nomura, arising from inadequate or failed internal processes, people, systems, or from external events. This risk includes compliance, legal, IT, cyber and information security, fraud, third-party, and other non-financial risks. Although this definition excludes strategic risk (the risk of loss arising from poor strategic management decisions) and reputational risk, operational risks can still significantly affect the group’s reputation, creating a close relationship between operational and reputational risk.

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

•	Key Risk Indicator (KRI): Metrics used to monitor exposure to operational risk and trigger appropriate responses if predefined thresholds are breached.

•	Scenario Analysis: A process used to assess and quantify potential high-impact, low-probability operational risk events and identify actions necessary to enhance the control environment.

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

$0.02 or less per ADS (or portion thereof). Only the cash amounts net of this fee, if applicable, are distributed.

Distribution by the depositary of securities (other than common shares of the Company) that accrued on the underlying shares to owners of the Receipts	Treating for the purpose of this fee all such securities as if they were common shares of the Company, $5.00 or less per 100 ADSs (or portion thereof).

General depositary services	$0.02 or less per ADS (or portion thereof), accruing on the last day of each calendar year, except where the fee for cash distribution described above was assessed during that calendar year.

Any other charge payable by the depositary, any of the depositary’s agents, including the Custodian, or the agents of the depositary’s agents in connection with the servicing of the Company’s shares or other deposited securities

As applicable.

Fees paid to Nomura by the depositary

The Bank of New York Mellon, as depositary, has agreed to pay all its standard out-of-pocket administration and maintenance expenses for providing services to the registered shareholders and up to 100,000 non-registered shareholders of ADRs. From April 1, 2025 to March 31, 2026, the Bank of New York Mellon has waived a total of $210,104.03 in fees (including $90,500.87 in connection with the expenses related to the Annual General Meeting of Shareholders) associated with the administration of the ADR program and administrative fees for routine corporate actions and for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our Disclosure Committee is responsible for the establishment and maintenance of our disclosure controls and procedures. As of March 31, 2026, an evaluation was carried out under the supervision and with the participation of our management, including our Group Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Group Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2026, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our management, with the participation of our Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2026. In accordance with guidance issued by the Securities and Exchange Commission, companies may exclude acquisitions from their assessment of internal control over financial reporting for the first annual assessment following the acquisition. Our management has excluded Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à r.l., and Macquarie Investment Management Holdings (Austria) GmbH (collectively, the “Acquired Companies”), acquired on December 1, 2025, from its assessment of internal control over financial reporting as of March 31, 2026. The Acquired Companies represented 0.2% of consolidated total assets as of March 31, 2026, and 1.7% of consolidated net revenue for the year ended March 31, 2026.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears on page F-4 of this annual report.

Changes in Internal Control Over Financial Reporting.

Our management also carried out an evaluation, with the participation of our Group Chief Executive Officer and Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2026. Based upon that evaluation, there was no change in our internal control over financial reporting during the year ended March 31, 2026 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

In December 2019, we adopted a new code of ethics (as defined in Item 16B of Form 20-F) consisting of the “Nomura Group Code of Conduct” and the “Nomura Group Code of Ethics for Financial Professionals,” which replaced our prior code of ethics. The “Nomura Group Code of Conduct” applies to all Nomura Group directors, officers and employees, and is periodically reviewed to better respond to the changes in the social and economic circumstances surrounding the Nomura Group and to meet the expectations of our stakeholders. In March 2026, we revised the previous version of the “Nomura Group Code of Conduct” to streamline its wording and make it more practical, enabling Nomura Group directors, officers and employees to make concrete judgments and take appropriate actions in accordance with the “Nomura Group Code of Conduct.” A copy of the “Nomura Group Code of Conduct” is attached to this annual report as Exhibit 11.1 and a copy of the “Nomura Group Code of Ethics for Financial Professionals” is attached to this annual report as Exhibit 11.2.

Item 16C. Principal Accountant Fees and Services

Ernst & Young ShinNihon LLC has been our principal accountant for the last twenty-four fiscal years. The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit or review of our financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services provided for tax compliance, tax advice and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees, such as advisory services concerning risk management and regulatory matters.

	Millions of yen
	Year ended March 31
	2025	2026
Audit Fees	¥4,907	¥5,178
Audit-Related Fees	148	160
Tax Fees	213	149
All Other Fees	103	41

Total	¥5,371	¥5,528

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended March 31, 2026, we acquired 18,649 shares of NHI shares by means of repurchase of shares constituting less than one unit upon the request of the holders of those shares and 99,342,500 shares under a share buyback program in accordance with Article 459-1 of the Companies Act. For an explanation of the right of our shareholders to demand such repurchases by us, see “Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934” which is an exhibit to this annual report. As of March 31, 2026, we had 2,901,716,393 outstanding shares of NHI shares excluding 186,846,208 shares held as treasury stock.

The following table sets forth certain information with respect to our purchases of NHI shares during the year ended March 31, 2026.

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1 to 30, 2025	1,099	¥842	—	—
May 1 to 31, 2025	21,920,633	868	21,919,900	78,080,100
June 1 to 30, 2025	25,671,647	892	25,670,300	52,409,800
July 1 to 31, 2025	19,202,881	941	19,200,700	33,209,100
August 1 to 31, 2025	1,637	1,042	—	—
September 1 to 30, 2025	1,588	1,078	—	—
October 1 to 31, 2025	1,950	1,068	—	—
November 1 to 30, 2025	1,189	1,098	—	—
December 1 to 31, 2025	2,535	1,246	—	—

Month	Total Number of Shares Purchased	Average Price Paid per Share (in yen)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
January 1 to 31, 2026	2,365	1,398	—	—
February 1 to 28, 2026	7,914,008	1,428	7,913,300	92,086,700
March 1 to 31, 2026	24,639,617	1,225	24,638,300	67,448,400

Total	99,361,149	¥1,022	99,342,500	—

On April 25, 2025, a resolution of the Board of Directors authorized the Company to purchase up to 100,000,000 shares of NHI shares or to a maximum of ¥60 billion during the period from May 15, 2025 through December 30, 2025.

Nomura recognizes the need to set out flexible financial strategies that allow the Board of Directors to respond quickly to any changes in the business environment and is looking into implementing further share buybacks. Details will be announced when finalized.

On January 30, 2026, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article 459-1 of the Companies Act. The period of repurchase under the program is from February 17, 2026 to September 30, 2026, and we are authorized to purchase up to 100,000,000 shares of NHI shares or to a maximum of ¥60 billion.

As of May 31, 2026, 2,922,970,836 shares of NHI shares were outstanding, excluding 165,591,765 shares held as treasury stock.

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

The Company currently has eight outside directors among its twelve directors. The Company has proposed an agenda item titled “Appointment of

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company
Eleven Directors” as part of the agenda (Matters to be Resolved) for the 122nd Annual General Meeting of Shareholders scheduled to be held on June 23, 2026. If this agenda item is approved, the Company will have seven outside directors among its eleven directors.

A NYSE-listed U.S. company must have an audit committee that satisfies the requirements under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors and have at least three members.	The Company has an Audit Committee consisting of three directors, two of whom are outside directors in compliance with the requirements under the Companies Act. All three Audit Committee members are independent directors under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, with one member qualified as audit committee financial expert. Further, after a resolution of the Board of Directors following the conclusion of the 122nd Annual General Meeting of Shareholders scheduled to be held on June 23, 2026, all three members are expected to be independent directors.

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	The Company has a Nomination Committee in compliance with the requirements under the Companies Act, consisting of three directors, all of whom are outside directors. Further, after a resolution of the Board of Directors following the conclusion of the 122nd Annual General Meeting of Shareholders scheduled to be held on June 23, 2026, all three members are expected to be outside directors. Additionally, the chairman of the Committee is expected to be an outside director.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	The Company has a Compensation Committee in compliance with the requirements under the Companies Act, consisting of three directors, all of whom are outside directors. Further, after the resolution of the Board of Directors following the conclusion of the 122nd Annual General Meeting of Shareholders scheduled to be held on June 23, 2026, all three members are expected to be outside directors. Additionally, the chairman of the Committee is expected to be an outside director.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Companies Act, Companies with Three Board Committees are not required to obtain shareholder approval with respect to the compensation of directors and executive officers, including RSUs and PSUs. The Company’s Compensation Committee establishes policies, based on which individual compensation for directors and executive officers is determined, and the Company’s Human Resources Committee establishes policies for determining compensation for officers and employees other than the Company’s directors and executive officers. Additionally, under the Companies Act, shares granted in connection with RSUs and PSUs do not require shareholder approval unless offered at a favorable price.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company

A NYSE-listed U.S. company must adopt and disclose corporate governance guidelines.	Under the Companies Act, the Company is not required to adopt and disclose corporate governance guidelines. However, in response to Japan’s Corporate Governance Code, which was incorporated into the Tokyo Stock Exchange’s Securities Listing Regulations, the Company has established and publicly disclosed the “Nomura Holdings Corporate Governance Guidelines.”

The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Under the Companies Act, outside directors of the Company are not required to meet at regularly scheduled executive sessions without management. However, in accordance with the “Nomura Holdings Corporate Governance Guidelines,” outside directors hold meetings consisting solely of outside directors in order to discuss matters such as the business and corporate governance of the Company.

A NYSE-listed U.S. company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Under the Companies Act, the Company is not required to adopt and disclose a code of business conduct and ethics for directors, officers or employees. However, the Company has adopted the “Nomura Group Code of Conduct.” Please see Item 16B of Form 20-F for further information regarding the “Nomura Group Code of Conduct.”

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
of NHI’s securities.
Item 16K. Cybersecurity
Risk Management and Strategy
Nomura maintains a comprehensive cybersecurity strategy. Identifying, assessing and managing cybersecurity threats and risks are an integral component of Nomura’s Operational Risk Management (ORM) Framework. See Item 11. “
Quantitative and Qualitative Disclosures about Market, Credit and Other Risk—Overview of Risk Management Policy and Procedures”
for further information on the framework.
Nomura has invested and is continuing to invest in its cybersecurity strategy to address fast-evolving and sophisticated cybersecurity threats while at the same time complying with extensive global legal and regulatory expectations. Our cybersecurity programs are designed to be in line with industry best practice standards and include core capabilities such as Security Governance, Risk and Control, Security Awareness and Training, Threat Intelligence & Management, Security Operations Management, Vulnerability Management, Application Security, Data Security, and Identity and Access Management.
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
Nomura has developed a Third-Party Security Risk Management program that monitors and assesses the cybersecurity controls of our third-party vendors, which include, among others, service providers, SaaS providers, contractors, consultants, suppliers, etc. This program provides a consistent, controlled, cross-divisional approach to managing the services provided by third-party vendors. We perform various risk identification activities including security questionnaires, threat intel reports, SOC2 Type 2 attestation review, and onsite reviews for critical suppliers. We also perform periodic reassessment of existing critical vendors. Security risks and exceptions observed are monitored per our global Operational Risk Management framework.
During the year ended March 31, 2026, we did not identify any risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, there is no guarantee that our business strategy, results of operations and financial condition will not be materially affected by a future cybersecurity incident, and we cannot provide assurances that we have not had occurrences of undetected cybersecurity incidents. See Item 3.D “
Risk Factors
” for further information on our cybersecurity-related risks.
Cybersecurity Risk Governance
Nomura’s cybersecurity strategy and programs are managed by senior officers: the Group Chief Information Officer (“CIO”), who is supported by the Group Chief Information Security Officer (“CISO”) and the Group Chief Data Officer (“CDO”).

17
1

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
business transformation.
Our Board of Directors (“BoD”) has overall responsibility for risk management, with its committees assisting the BoD in performing this function based on their respective areas of expertise. Our BoD delegates its authority to execute business to the Executive Officers led by Group CEO to the extent permitted by law. Among the matters delegated to the Executive Officers by the BoD, the most important matters of business are decided upon deliberation by the Executive Management Board (“EMB”) which consists of the Executive Officers. The EMB delegates responsibility for deliberation of matters concerning risk management including cybersecurity risks to the Group Risk Management Committee (“GRMC”). The CIO is an observer at the EMB and the GRMC, and provides cybersecurity updates to the EMB and the GRMC.
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

17
2

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements and the schedule thereto included in this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1

Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.2

Share Handling Regulations of Nomura Holdings, Inc. (English translation) (filed on June 28, 2023 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.3

Regulations of the Board of Directors of Nomura Holdings, Inc. (English translation) (filed on June 23, 2025 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.4

Regulations of the Nomination Committee of Nomura Holdings, Inc. (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.5

Regulations of the Audit Committee of Nomura Holdings, Inc. (English translation) (filed on June 23, 2025 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.6

Regulations of the Compensation Committee of Nomura Holdings, Inc. (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

2.1

Form of Deposit Agreement among Nomura Holdings, Inc., The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on June 11, 2024 as an exhibit to the Registration Statement on Form F-6 (File No. 333-280111) and incorporated herein by reference)

2.2

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

4.1	Form of Limitation of Liability Agreement (1)

8.1	Subsidiaries of Nomura Holdings, Inc.—See Item 4.C. “Organizational Structure” in this annual report.

11.1	Nomura Group Code of Conduct (English translation)

Exhibit Number	Description

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

11.4	Nomura Group Personal Account Dealing Policy (English translation) (filed on June 26, 2024 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities

97.1	Nomura Holdings, Inc. Compensation Recovery Policy (filed on June 26, 2024 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.

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

NOMURA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nomura Holdings, Inc. (the Company) as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes and financial statement schedule listed in the Table of Contents at Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 22, 2026 expressed an unqualified opinion thereon.
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

Fair value of certain level 3 financial instruments

Description of the Matter
The Company holds financial instruments for trading, customer facilitation and investment purposes. As disclosed in Note 2 to the consolidated financial statements as of March 31, 2026, the Company had ¥1,654 billion and ¥939 billion of primarily financial instrument assets and liabilities recorded at fair value on a recurring basis, respectively, categorized within Level 3 of the fair value hierarchy. In determining the fair value of these financial instruments, the Company used valuation models and unobservable inputs which reflect its assumptions and specific data. These inputs are significant to the fair value of the financial instruments and are supported by little or no market activity as of March 31, 2026. The valuation techniques applied by management to determine the fair value of such instruments are described in Note 2 to the consolidated financial statements.

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

Our audit procedures to evaluate the valuation techniques used by the Company included, among others, testing valuation models and significant unobservable inputs. For certain of these financial instruments, we independently developed fair value estimates for which we involved our valuation specialists to assist with the application of these procedures and compared them to the Company’s results, on a sample basis. We also agreed significant unobservable inputs and underlying data used in the Company’s valuation models to information available from third party sources and market data, where available. We evaluated subsequent transactions, where available, for certain level 3 financial instruments and considered whether they corroborate or contradict the Company’s year-end valuations.

/s/ Ernst & Young ShinNihon LLC
We have served as the Company’s auditor for SEC reporting purposes since 2002, and as its Japanese statutory auditor since 1973, which includes the years we served as joint auditors between 1978 and 2002.
Tokyo, Japan
June 22, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Nomura Holdings, Inc.’s (the Company’s) internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on the COSO criteria.
As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à r.l., and Macquarie Investment Management Holdings (Austria) GmbH (collectively, the “Acquired Companies”), which is included in the consolidated financial statements of the Company and constituted 0.2% of consolidated total assets as of March 31, 2026 and 1.7% of consolidated total net revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Acquired Companies.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company which comprise the consolidated balance sheets as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes and financial statement schedule listed in the Table of Contents at Item 18, and our report dated June 22, 2026 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 22, 2026

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31
	2025	2026
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥4,424,462	¥4,298,693
Time deposits	642,388	709,639
Deposits with stock exchanges and other segregated cash	447,846	640,642

Total cash and cash deposits	5,514,696	5,648,974

Loans and receivables:
Loans receivable (includes ¥2,178,376 and ¥2,783,696 at fair value option)	6,025,008	7,745,214
Receivables from customers (includes ¥50,258 and ¥44,338 at fair value option)	410,722	470,341
Receivables from other than customers	1,030,023	1,345,631
Allowance for credit losses	(16,920)	(18,381)

Total loans and receivables	7,448,833	9,542,805

Collateralized agreements:
Securities purchased under agreements to resell (includes ¥358,711 and ¥470,736 at fair value option)	14,004,757	13,210,236
Securities borrowed	4,658,828	4,339,659

Total collateralized agreements	18,663,585	17,549,895

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥8,666,326 and ¥10,899,960; includes ¥745,801 and ¥1,043,919 at fair value option)	22,372,339	26,128,073
Private equity and debt investments (includes ¥28,212 and ¥34,863 at fair value option)	151,710	214,014

Total trading assets and private equity and debt investments	22,524,049	26,342,087

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥546,117 and ¥600,417)	436,454	543,847
Non-trading debt securities (includes ¥226,772 and ¥365,223 at fair value option)	485,290	761,267
Investments in equity securities (includes assets pledged of ¥272 and ¥537)	98,401	123,191
Investments in and advances to affiliated companies (includes assets pledged of ¥7,460 and ¥5,919; includes ¥11,478 and ¥15,554 at fair value option)	506,389	535,402
Other (includes ¥215,854 and ¥276,258 at fair value option)	1,124,473	1,598,457

Total other assets	2,651,007	3,562,164

Total assets	¥56,802,170	¥62,645,925

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen
	March 31
	2025	2026
LIABILITIES AND EQUITY
Short-term borrowings (includes ¥630,604 and ¥915,584 at fair value option)	¥1,117,292	¥1,752,669
Payables and deposits:
Payables to customers	1,377,222	1,598,758
Payables to other than customers	2,766,112	3,432,040
Deposits received at banks (includes ¥325,570 and ¥316,020 at fair value option)	3,105,581	3,667,090

Total payables and deposits	7,248,915	8,697,888

Collateralized financing:
Securities sold under agreements to repurchase (includes ¥673,648 and ¥571,554 at fair value option)	16,287,758	15,233,838
Securities loaned (includes ¥30,216 and ¥122,323 at fair value option)	1,964,682	2,448,284
Other secured borrowings	393,420	384,156

Total collateralized financing	18,645,860	18,066,278

Trading liabilities (includes ¥ nil and ¥436 at fair value option)	11,378,828	12,915,584
Other liabilities (includes ¥54,588 and ¥92,076 at fair value option)	1,456,598	1,813,635
Long-term borrowings (includes ¥6,915,178 and ¥8,487,521 at fair value option)	13,373,678	15,544,956

Total liabilities	53,221,171	58,791,010

Commitments and contingencies (Note 22)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized — 6,000,000,000 shares Issued — 3,163,562,601 and 3,088,562,601 shares Outstanding — 2,956,210,965 and 2,901,337,224 shares	594,493	594,493
Additional paid-in capital	704,877	706,261
Retained earnings	1,867,379	2,013,986
Accumulated other comprehensive income	447,808	548,221

Total NHI shareholders’ equity before treasury stock	3,614,557	3,862,961
Common stock held in treasury, at cost — 207,351,636 and 187,225,377 shares	(143,678)	(155,093)

Total NHI shareholders’ equity	3,470,879	3,707,868

Noncontrolling interests	110,120	147,047
Total equity	3,580,999	3,854,915

Total liabilities and equity	¥56,802,170	¥62,645,925

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
” for further information.

	Billions of yen
	March 31
	2025	2026
Cash and cash deposits	¥14	¥41
Trading assets and private equity and debt investments	1,318	1,393
Other assets	239	238

Total assets	¥1,571	¥1,672

Trading liabilities	¥0	¥1
Other liabilities	156	119
Borrowings	1,047	908

Total liabilities	¥1,203	¥1,028

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	Year ended March 31
	2024	2025	2026
Revenue:
Commissions	¥364,095	¥407,011	¥455,289
Fees from investment banking	173,265	212,234	200,548
Asset management and portfolio service fees	310,154	378,196	468,600
Net gain on trading	491,611	580,099	696,894
Gain on private equity and debt investments	11,877	7,634	12,604
Interest and dividends	2,620,856	2,927,861	2,669,640
Gain on investments in equity securities	9,612	444	13,066
Other	175,824	223,264	241,845

Total revenue	4,157,294	4,736,743	4,758,486
Interest expense	2,595,294	2,844,258	2,590,773

Net revenue	1,562,000	1,892,485	2,167,713

Non-interest expenses:
Compensation and benefits	673,523	732,390	829,502
Commissions and floor brokerage	137,328	177,452	221,857
Information processing and communications	217,126	227,018	248,439
Occupancy and related depreciation	68,698	70,166	71,523
Business development expenses	24,236	27,055	33,679
Other	167,239	186,440	222,892

Total non-interest expenses	1,288,150	1,420,521	1,627,892

Income before income taxes	273,850	471,964	539,821

Income tax expense	96,630	124,709	165,439

Net income	¥177,220	¥347,255	¥374,382

Less: Net income attributable to noncontrolling interests	11,357	6,519	12,253

Net income attributable to NHI shareholders	¥165,863	¥340,736	¥362,129

	Yen
Per share of common stock:
Basic —
Net income attributable to NHI shareholders per share	¥54.97	¥115.30	¥123.08

Diluted —
Net income attributable to NHI shareholders per share	¥52.69	¥111.03	¥118.99

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2024	2025	2026
Net income	¥177,220	¥347,255	¥374,382
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	204,507	(35,768)	149,812
Deferred income taxes	(1,161)	(1,569)	(2,074)

Total	203,346	(37,337)	147,738

Defined benefit pension plans:
Pension liability adjustment	18,475	17,734	11,653
Deferred income taxes	(5,813)	(5,327)	(4,670)

Total	12,662	12,407	6,983

Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	—	(1,675)	(3,233)
Deferred income taxes	—	528	1,018

Total	—	(1,147)	(2,215)

Own credit adjustments:
Own credit adjustments	(91,001)	20,636	(57,597)
Deferred income taxes	18,565	(7,978)	10,718

Total	(72,436)	12,658	(46,879)

Total other comprehensive income (loss)	143,572	(13,419)	105,627

Comprehensive income	320,792	333,836	480,009
Less: Comprehensive income attributable to noncontrolling interests	13,399	5,276	17,467

Comprehensive income attributable to NHI shareholders	¥307,393	¥328,560	¥462,542

The accompanying notes are an integral part of these consolidated financial statements.

F-
10

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2024	2025	2026
Common stock
Balance at beginning of year	¥594,493	¥594,493	¥594,493

Balance at end of year	594,493	594,493	594,493

Additional paid-in capital
Balance at beginning of year	707,189	708,785	704,877
Stock-based compensation awards	1,609	(3,929)	1,400
Changes in ownership interests in subsidiaries	—	36	—
Changes in an affiliated company’s interests	(13)	(15)	(16)

Balance at end of year	708,785	704,877	706,261

Retained earnings
Balance at beginning of year	1,647,005	1,705,725	1,867,379
Net income attributable to NHI shareholders	165,863	340,736	362,129
Cash dividends	(68,674)	(168,477)	(148,840)
Loss on disposal of treasury stock	(2,364)	(10,605)	(9,016)
Cancellation of treasury stock	(36,105)	—	(57,666)

Balance at end of year	1,705,725	1,867,379	2,013,986

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	242,767	444,071	407,977
Net change during the year	201,304	(36,094)	142,524

Balance at end of year	444,071	407,977	550,501

Defined benefit pension plans
Balance at beginning of year	(32,174)	(19,512)	(7,105)
Pension liability adjustment	12,662	12,407	6,983

Balance at end of year	(19,512)	(7,105)	(122)

Non-trading debt securities
Balance at beginning of year	—	—	(1,147)
Net unrealized loss on non-trading debt securities	—	(1,147)	(2,215)

Balance at end of year	—	(1,147)	(3,362)

Own credit adjustments
Balance at beginning of year	107,861	35,425	48,083
Own credit adjustments	(72,436)	12,658	(46,879)

Balance at end of year	35,425	48,083	1,204

Balance at end of year	459,984	447,808	548,221

F-1
1

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2024	2025	2026
Common stock held in treasury
Balance at beginning of year	(118,574)	(118,798)	(143,678)
Repurchases of common stock	(61,199)	(58,835)	(101,499)
Sales of common stock	0	0	0
Common stock issued to employees	24,870	33,955	32,418
Cancellation of treasury stock	36,105	—	57,666

Balance at end of year	(118,798)	(143,678)	(155,093)

Total NHI shareholders’ equity
Balance at end of year	3,350,189	3,470,879	3,707,868

Noncontrolling interests
Balance at beginning of year	75,575	98,324	110,120
Cash dividends	(3,548)	(10,680)	(21,056)
Net income attributable to noncontrolling interests	11,357	6,519	12,253
Accumulated other comprehensive income (loss) attributable to noncontrolling interests Cumulative translation adjustments	2,042	(1,243)	5,214
Transaction between NHI group and noncontrolling interest holders, net	11,855	(5,370)	44,694
Other net change in noncontrolling interests	1,043	22,570	(4,178)

Balance at end of year	98,324	110,120	147,047

Total equity
Balance at end of year	¥3,448,513	¥3,580,999	¥3,854,915

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

NOMURA HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2024	2025	2026
Cash flows from operating activities:
Net income	¥177,220	¥347,255	¥374,382
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	61,340	61,653	68,269
Provision for credit losses	13,910	(1,060)	248
Stock-based compensation	35,577	38,578	40,836
Gain on investments in equity securities	(9,612)	(444)	(13,066)
(Gain) loss on investments in subsidiaries and affiliates	(968)	(205)	11,995
Equity in earnings of affiliates, net of dividends received	(31,070)	(34,605)	(18,662)
(Gain) loss on disposal of office buildings, land, equipment and facilities	2,670	2,344	(58,744)
Deferred income taxes	(312)	11,559	8,349
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	16,465	(144,542)	(133,311)
Trading assets and private equity and debt investments	(386,474)	(3,026,277)	(2,861,869)
Trading liabilities	(411,843)	574,231	1,111,331
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	290,843	1,108,828	(441,013)
Securities borrowed, net of securities loaned	(324,095)	526,233	882,237
Margin loans and receivables	(276,058)	(179,668)	(653,334)
Payables	709,839	(16,725)	703,622
Bonus accrual	26,480	26,496	63,422
Accrued income taxes, net	70,892	19,235	25,684
Other, net	167,836	8,503	46,664

Net cash provided by (used in) operating activities	132,640	(678,611)	(842,960)

Cash flows from investing activities:
Payments for placements of time deposits	(650,562)	(679,945)	(747,618)
Proceeds from redemption or maturity of time deposits	567,599	572,947	746,174
Payments for purchases of office buildings, land, equipment and facilities	(145,784)	(189,971)	(353,818)
Proceeds from sales of office buildings, land, equipment and facilities	111,954	131,078	234,693
Payments for purchases of equity investments	(14,716)	(10,712)	(33,900)
Proceeds from sales of equity investments	40,497	8,112	23,491
Net cash outflows from loans receivable at banks	(112,224)	(129,829)	(131,647)
Payments for purchases or origination of other non-trading loans	(4,286,507)	(5,939,225)	(7,625,952)
Proceeds from sales or repayments of other non-trading loans	3,606,974	5,530,064	6,952,187
Payments for purchases of available-for-sale debt securities	—	(113,702)	(167,408)
Proceeds from sales of available-for-sale debt securities	—	4,982	—
Payments for purchases of other non-trading debt securities	(112,438)	(179,032)	(316,858)
Proceeds from sales or maturity of other non-trading debt securities	135,690	131,200	226,985
Acquisitions, net of cash acquired	(457)	—	(275,014)
Divestures, net of cash disposed of	—	8,141	12
Payments for purchases of investments in affiliated companies	(29,778)	(19,007)	(11,919)
Proceeds from sales of investments in affiliated companies	900	10,098	1,684
Other, net	914	16,154	(20,015)

Net cash used in investing activities	(887,938)	(848,647)	(1,498,923)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	3,064,698	4,334,376	4,611,984
Payments for repurchases or maturity of long-term borrowings	(2,101,758)	(3,313,452)	(3,174,186)
Proceeds from issuances of short-term borrowings	1,964,955	1,850,155	2,468,863
Payments for repurchases or maturity of short-term borrowings	(1,866,998)	(1,876,894)	(2,358,223)
Net cash inflows (outflows) from interbank money market borrowings	(88,288)	130,455	443,081
Net cash inflows (outflows) from other secured borrowings	57,311	(23,560)	(7,649)
Net cash inflows from deposits received at banks	107,532	785,385	387,377
Payments for withholding taxes on stock-based compensation	(12,669)	(20,583)	(18,214)
Proceeds from sales of common stock	953	1,412	422
Payments for repurchases of common stock	(61,029)	(59,006)	(101,499)
Payments for cash dividends	(60,164)	(112,541)	(179,742)
Contributions from noncontrolling interests	69,231	64,549	122,335
Distributions to noncontrolling interests	(60,924)	(80,599)	(98,698)

Net cash provided by financing activities	1,012,850	1,679,697	2,095,851

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	220,618	(26,020)	139,313

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	478,170	126,419	(106,719)
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,820,852	4,299,022	4,425,441

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	¥4,299,022	¥4,425,441	¥4,318,722

Supplemental information:
Cash paid during the year for —
Interest	¥2,514,801	¥2,879,779	¥2,570,408

Income tax payments, net	¥26,050	¥93,915	¥118,852

F-1
3

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

	Millions of yen
	Year ended March 31
	2024	2025	2026
Cash and cash equivalents reported in Cash and cash equivalents	¥4,239,359	¥4,424,462	¥4,298,693
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	59,663	979	20,029

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥4,299,022	¥4,425,441	¥4,318,722

Non-cash
—
Total amount of
right-of-use
assets recognized for the years ended March 31, 2024, 2025 and 2026 were ¥29,374 million, ¥29,148 million and ¥27,167 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

F-1
4

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
Nomura operates its business through various divisions based on the nature of specific products and services, its main client base and management structure. Nomura reports operating results through four business segments: Wealth Management, Investment Management, Wholesale, and Banking.
The Banking Division was newly established on April

1
,
2025
. See Note
23
“
Segment and geographic information”
for further details regarding Nomura’s business segments.
Voluntary change in accounting policy
Effective from April 1, 2024, Nomura changed its accounting policy in respect of how accounting guidance provided by Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 940
“Financial Services—Brokers and Dealers”
(“ASC 940”) is applied to the Company and its consolidated subsidiaries. Prior to April 1, 2024, Nomura applied ASC 940 on a consolidated basis to all entities included within these consolidated financial statements. Effective from April 1, 2024, the Company and its consolidated subsidiaries that are not registered as a broker-dealer
(“non-BD
entities”) no longer apply ASC 940.
This accounting policy change was primarily due to the planned expansion of Nomura’s banking and investment management business and allows certain non-BD
entities to prospectively classify purchases of new
non-trading
debt securities as either held to maturity (“HTM”) or available for sale (“AFS”) as defined in ASC 320 “
Investments—Debt Securities
” (“ASC 320”).
As retrospective application of this accounting policy change was impracticable, since it would require use of hindsight regarding historical accounting matters such as the initial classification of non-trading
debt securities, Nomura applied this new accounting policy prospectively from April 1, 2024.
As part of this accounting policy change, existing loans held for trading purposes and non-trading
debt securities held by
non-BD
entities previously carried at fair value with changes in fair value recognized through earnings on a recurring basis (i.e.
FV-NI)
through consolidated application of ASC 940 were elected for the fair value option (“FVO”) permitted by ASC 825 “Financial Instruments” (“ASC 825”) on April 1, 2024 and therefore continue to be carried at fair value on a recurring basis from such date. A similar election has been made for subsequent new originations or purchases of loans held for trading purposes and for purchases of certain non-trading
debt securities by
non-BD
entities on or after April 1, 2024. Such loans continue to be reported in the consolidated balance sheets within
Trading assets
with changes in fair value reported in the consolidated statements of income within
Revenue—Net gain on trading
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

F-1
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As part of this accounting policy change, certain equity investments held for non-trading purposes by non-BD entities which do not have readily determinable fair values have been elected for the fair value measurement alternative permitted by ASC 321
“Investments—Equity Securities”
(“ASC 321”). Under the fair value measurement alternative which is applied on an instrument-by-instrument basis, eligible equity investments are carried at cost plus or minus changes resulting from subsequent observable price changes in qualifying orderly transactions for the identical or similar equity instruments of the same issuer. The equity investments are reported in the consolidated balance sheets within
Other assets
—
Investments in equity securities
or
Other assets
—
Other
. Any such adjustments are recognized in the consolidated statements of income within
Revenue—Gain (loss) on investments in equity securities and Revenue—Other.
An equity investment elected for the fair value measurement alternative is qualitatively assessed for impairment at each interim and annual balance sheet date. An equity investment is deemed impaired if its estimated fair value is less than its carrying value, namely either the initial cost of the equity investment or the current adjusted carrying value as a result of an observable price change and prior impairments. Where an equity investment elected for the fair value measurement alternative is deemed impaired, an impairment loss is calculated as the difference between the estimated fair value and the carrying value which is recognized in the consolidated statements of income within
Revenue-Gain (loss) on investments in equity securities and Revenue-Other.
Adoption of this accounting policy change has not had a material financial impact on these consolidated financial statements during the years ended March 31, 2025 and 2026.
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
.
” VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support. Nomura consolidates VIEs where Nomura is the primary beneficiary, which is where (1) Nomura has power to direct the activities of the VIE that is most significantly impact the VIE’s economic performance; and (2) through Nomura’s interest in the VIE, the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, provided that Nomura is not acting as a fiduciary for other interest holders.
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
FV-NI
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

F-1
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

goodwill, are not tested separately for impairment. Where an other-than-temporary impairment is deemed to exist, the equity method investment is written down to its fair value, which establishes a new carrying value to be used prospectively.
Certain consolidated entities are investment companies under ASC 946 “
Financial Services
—
Investment Companies
” (“ASC 946”). Nomura carries all of their investments at FV-NI.
The Company’s principal subsidiaries include Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc. (“NSI”), Nomura International plc (“NIP”) and Nomura Financial Products & Services, Inc. (“NFPS”).
All material intercompany transactions and balances have been eliminated on consolidation.
Use of estimates—
Nomura uses accounting estimates to prepare these consolidated financial statements and they require difficult, subjective and complex judgments by management. Such estimates determined by management to have a significant/material impact during the periods covered by these consolidated financial statements primarily relate to estimates regarding the fair value of financial instruments. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on these consolidated financial statements.
Various references are made throughout the notes to these consolidated financial statements where critical accounting estimates based on management judgment have been made, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and how these estimates affect the amounts reported in these consolidated financial statements.
Fair value of financial instruments—
A significant amount of Nomura’s financial assets and financial liabilities are carried at FV-NI or at fair value with changes in fair value recognized through the consolidated statements of comprehensive income (i.e. FV-OCI). Use of a fair value measurement is either specifically required under U.S. GAAP or Nomura makes an election to use a fair value measurement for certain eligible items under the FVO permitted by ASC 825.
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

F-1
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for current expected credit losses—
Management recognizes allowance for current expected credit losses on financial assets not carried at fair value and certain off-balance
sheet financial instruments including unfunded loan commitments in accordance with ASC 326,
“Financial Instruments—Credit Losses”
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

F-1
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Revenue from services provided to customers—
Nomura earns revenue through fees and commissions from providing financial services to customers primarily across all business divisions. These services primarily include trade execution and clearing, distribution of fund units, financial advisory, underwriting and distribution and asset management services.
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
Revenue from the distribution of fund units and clearing is reported in the consolidated statements of income within
Revenue
—
Commissions,
revenue from asset management services is reported within
Revenue
—
Asset management and portfolio service fees
and revenue from financial advisory , underwriting and distribution is reported within
Revenue
—
Fees from investment banking
.
Costs to obtain or fulfill the underlying contract to provide such financial services to customers are deferred as assets if certain criteria are met. These deferred costs, which are reported in the consolidated balance sheets within
Other assets,
are released to the consolidated statements of income when the related revenue from providing the service is also recognized or earlier, if there is evidence that the costs are not recoverable and therefore impaired.
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
non-trading
derivative liabilities entered into for

F-1
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Securities loaned
and certain other secured borrowings.
Reverse repurchase and repurchase agreements principally involve the buying or selling of securities under agreements with clients to resell or repurchase these securities to or from those clients, respectively. These transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recognized in the consolidated balance sheets at the amount for which the securities were originally acquired or sold. Certain reverse repurchase and repurchase agreements are carried at FV-NI through election of the FVO.
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
Securities borrowing and lending transactions are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. These transactions are generally cash collateralized and are recognized on the consolidated balance sheets at the amount of cash collateral advanced or received, unless they are carried at FV-NI through election of the FVO. Allowances for current expected credit losses recognized against securities borrowing transactions are not significant due to the ongoing monitoring of collateral and the short expected life of these transactions. Where Nomura receives securities rather than cash in a securities lending transaction and such securities can be sold or pledged as collateral, Nomura recognizes the securities received at fair value which are reported in the consolidated balance sheets within
Other assets
—Other
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

F-
20

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
” (“ASC 860”) and are reported in the consolidated balance sheets within
Long-term borrowings
. The fair value option is generally elected for these transactions, which are carried at FV-NI. See Note 7
“Securitizations and Variable Interest Entities”
and Note 13
“Borrowings”
for further information regarding these transactions.
All Nomura-owned assets pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically in the consolidated balance sheets as assets pledged within
Trading assets
.
See Note 5
“Collateralized transactions”
for further information.
Derivatives—
Nomura uses a variety of derivatives, including futures, forwards, swaps and options, for both trading and non-trading
purposes. Freestanding financial instruments which meet the accounting definition of derivatives are carried at fair value in the consolidated balance sheets Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within
Short-term borrowings
or
Long-term borrowings
depending on the maturity of the underlying host contract. These derivatives are subsequently measured at FV-NI or FV-OCI depending on the purpose for which the derivatives are used.
Derivatives used for trading purposes
Derivatives used for trading purposes, including bifurcated embedded derivatives, are carried at FV-NI. These derivatives are reported in the consolidated balance sheets within
Trading assets or Trading liabilities
depending on whether fair value at the balance sheet date is positive or negative, respectively with all changes in fair value reported in the consolidated statements of income within
Revenue
—
Net gain on trading
.
Derivatives held for
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

F-2
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Offsetting of derivatives
Trading and non-trading derivative assets and liabilities entered into with the same counterparty documented under a legally enforceable master netting agreement and the related cash collateral receivables and payables are presented on a net basis in the consolidated balance sheets where the specific criteria defined by ASC
210-20
and ASC 815 are met.
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
See N
ote
3 “
Derivatives instruments and hedging activities
” for further information.
Loans receivable—
Loans receivable are loans held for
non-trading
purposes, namely those which management intends to hold for the foreseeable future. Loans receivable are either carried at FV-NI through election of the FVO or at amortized cost.

F-2
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans receivable carried at fair value
Certain loans which are risk managed on a fair value basis are carried at FV-NI through election of the FVO. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at FV-NI are reported in the consolidated statements of income within
Revenue
—
Net gain
on trading
. Interest earned on loans receivable carried at
FV-NI
is recognized in the consolidated statements of income
within Revenue
—
Interest and dividends
.
Loans receivable carried at amortized cost
Loans receivable which are not carried at FV-NI through election of the FVO are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and direct costs, unamortized premiums or discounts on purchased loans and after deducting applicable allowances for current expected credit losses under ASC 326. Interest income, including net loan origination fees, is recognized using the interest method and reported in the consolidated statements of income within Revenue
—
Interest and dividends
.
Modifications of loans from debtors experiencing financial difficulty
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
Loan commitments—
Unfunded loan commitments written by Nomura are accounted for as either off-balance
sheet instruments, or are carried at FV-NI either as trading instruments or through election of the FVO.
These loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable is carried at FV-NI through classification as a trading asset or through election for the FVO, the loan commitment is also generally carried at FV-NI, with changes in fair value reported in the consolidated statements of income within
Revenue
—
Net gain on trading
. Loan commitment fees integral to the loan commitment are recognized as part of the fair value of the commitment.
For loan commitments where the loan will be held for the foreseeable future and will not be elected for the fair value option, Nomura recognizes allowances for current expected credit losses in accordance with ASC 326.

F-2
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Non-trading
investments
Prior to April 1, 2024, all debt securities and equity investments which were not held for trading purposes were recognized on the consolidated balance sheets on a trade date basis and were generally carried at FV-NI with all changes in fair value reported in the consolidated statements of income within
Revenue
—
Gain (loss) on investments in equity securities
or
Revenue
—
Other
through consolidated application of ASC 940.
Following the voluntary change in accounting policy effective from April 1, 2024 described above, non-BD
entities within Nomura are permitted to classify
non-trading
debt securities purchased on or after April 1, 2024 as AFS debt securities or HTM debt securities in accordance with ASC 320.
AFS debt securities
AFS debt securities are
non-trading
debt securities held by
non-BD
entities which have not been designated as HTM debt securities nor which have been elected to be carried at FV-NI through election of the FVO.
AFS debt securities and accrued interest arising from these securities are reported in the consolidated balance sheets within
Non-trading
debt securities
and
Receivables from other than customers
, respectively. AFS debt securities are carried at FV-OCI, with any changes in fair value reported net of applicable income taxes within
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
Other comprehensive income (loss)
.

F-2
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
HTM debt securities are carried at amortized cost less an appropriate allowance for current expected credit losses typically determined and calculated in the same way as for loans also carried at amortized cost. Interest on HTM debt securities, including amortization of premiums and accretion of discounts, is recognized using the interest method and reported in the consolidated statements of income within
Interest and dividends
. Realized gains and losses from permitted sales or other dispositions of HTM debt securities are determined using the specific identification method and reported within
Revenue
—
Other
in the consolidated statements of income.
Other
non-trading
debt securities
Other
non-trading
debt securities consist of all debt securities held by BD entities for non-trading
purposes which are mandatorily carried at FV-NI through application of ASC 940 and debt securities held by non-BD
entities for
non-trading
purposes which are also carried at FV-NI through election of the FVO. Other non-trading
debt securities and accrued interest arising from these securities are reported in the consolidated balance sheets within
Non-trading
debt securities
and
Receivables from other than customers
, respectively. Interest on other
non-trading
debt securities is recognized on an accrual basis and reported in the consolidated statements of income within
Revenue—Interest and divide
nds
.
Equity investments held for
non-trading
purposes
Equity investments held for
non-trading
purposes are equity securities and similar instruments in which Nomura has neither control nor significant influence held by both BD and non-BD
entities which are not held for trading purposes. The investments include private equity investments, investments in exchanges and settlement systems and equity investments held for operating purposes, namely minority equity investments in unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships. Equity investments held for non-trading
purposes and accrued dividends receivable arising from these equity investments are reported in the consolidated balance sheets within
Trading assets and private equity and debt investments—Private equity and debt investments
,
Other assets—Investments in equity securities
,
Other assets—Other
depending on the nature of the underlying equity investment.

F-2
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity investments held for
non-trading
purposes by BD and
non-BD
entities are mandatorily carried at
FV-NI
through application of ASC 940 and ASC 321, respectively. Unrealized and realized gains and losses are reported in the consolidated statements of income within
Revenue—Gain on private equity and debt investments
,
Revenue—Gain (loss) on investments in equity securities
or
Revenue—Other
depending on the nature of the underlying equity investment. Dividend income is recognized when Nomura’s right to receive the dividend is established and is reported in the consolidated statements of income within
Revenue—Interest and dividends
.
As described above, since April 1, 2024, certain equity investments held for non-trading
purposes by
non-BD
entities which do not have readily determinable fair values have been elected for the fair value measurement alternative permitted by ASC 321.
Payables and deposits—
Payables to customers
include amounts payable on client securities transactions and are generally carried at contractual amounts due.
Payables to other than customers
include payables to brokers and dealers for
failed-to-receive
securities, cash collateral payable for derivative transactions, certain collateralized agreements and financing transactions and net payables arising from unsettled securities transactions. Amounts are carried at contractual amounts due unless the FVO is elected.
Deposits received at banks
represent amounts held on deposit within banking subsidiaries and are carried at contractual amounts due or carried at FV-NI through election of the FVO.
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
Leases and subleases entered into by Nomura as either lessor or lessee are classified as either operating or finance leases on inception date in accordance with ASC 842
“Leases.”
On lease commencement date, Nomura as lessee recognizes
right-of-use
(“ROU”) assets and lease liabilities which are reported in the consolidated balance sheets within
Other assets—Office buildings, land, equipment and facilities
and
Other liabilities
, respectively.
Lease liabilities are initially carried at the present value of the future minimum lease payments over the expected lease term. The future minimum lease payments are discounted using a relevant Nomura incremental borrowing rate as derived from information available at lease commencement date. The expected lease term is generally determined based on the contractual maturity of the lease, and adjusted for periods covered by options to extend or terminate the lease when Nomura is reasonably certain to exercise those options. ROU assets are initially carried at the amount of lease liabilities, and adjusted for any prepaid lease payments, initial direct costs incurred and any lease incentives received.
After lease commencement date, for operating leases Nomura as lessee recognizes lease expense over the lease term generally on a straight-line basis in the consolidated statements of income within
Occupancy and

F-2
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related depreciation
or
Information processing and communications
. For finance leases, Nomura recognizes amortization charges of ROU assets over the lease term in the consolidated statements of income within
Occupancy and related depreciation
and interest expense arising on finance lease liabilities in the consolidated statements of income within
Interest expense
.
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
See Note 9 “
Leases
” for further information.
Short-term and long-term borrowings—
Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain substantive features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, all structured notes and certain secured financing transactions are carried at FV-NI through election of the FVO. Other short and long-term borrowings are carried at amortized cost or at FV-NI through election of the FVO.
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
All structured notes and certain structured borrowings issued by Nomura are carried at FV-NI through election of the FVO. This blanket election for structured notes and certain structured borrowings are made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.
Changes in the fair value of structured notes elected for the FVO are reported in the consolidated statements of income within
Revenue
—
Net gain on trading
, except for those changes attributable to Nomura’s own

F-2
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

creditworthiness which are reported in the consolidated statements of comprehensive income, net of applicable income taxes within
Other comprehensive income (loss)
.
See Note 13 “
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
7
 “
In
co
me taxes
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

F-2
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other compensation awards include Notional Fund Units (“NFUs”) which are linked to performance of specific Nomura managed funds and are settled in cash. NFUs are remeasured to fair value with reference to the underlying funds’ performance at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount. Nomura also issues Deferred Cash Awards (“DCAs”) which are multi-year awards settled in cash if specific service conditions are met.
Compensation cost is recognized in the consolidated statements of income over the requisite service period, which generally is equal to the contractual vesting period. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.
Certain compensation awards include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination or by claiming FCR during a pre-defined
election window if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.
Compensation cost recognized for stock-based and other compensation awards is reported in the consolidated statements of income within
Compensation and benefits
.
See Note 16 “
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
4
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

F-2
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
See Note 11 “
Other assets
—
Office buildings, land, equipment and facilities and Other / Other liabilities”
for further information.
Employee benefit pl
ans
—
Nomura provides certain eligible employees with various be
ne
fit plans, including pensions and other post-retirement benefits. These benefit plans are classified as either defined benefit plans or defined contribution plans.
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
See Note 15 “
Employee benefit plans
” for further information.

F-
30

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting pronouncements adopted during the current year—
The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted on or after April 1, 2025, the date of adoption by Nomura and whether the new accounting pronouncement has had a material financial impact on these consolidated financial statements on adoption or prospectively since adoption:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated financial statements

ASU 2023-08 “Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets”
•
Requires all in-scope crypto assets be subsequently measured at FV-NI.

•
In-scope crypto assets to be presented separately on the face of the financial statements from other intangible assets.

•
Introduces new disclosure requirements for in-scope crypto assets applicable to all entities.
		Nomura has adopted the amendments based on a modified retrospective approach from April 1, 2025.	No material financial impact on initial adoption or since adoption.

ASU 2023-09 “Income Taxes ( Topic 740 ): Improvements to Income Tax Disclosures ”
•
Introduces incremental annual disclosures for disaggregated information about an entity’s effective tax rate reconciliation and information on income taxes paid.

•
Removes certain existing disclosure requirements in relation to unrecognized tax benefits and temporary differences for which a deferred tax liability is not recognized.
Nomura has adopted the amendments prospectively for the year ended March 31, 2026.
As this ASU only introduces additional disclosure requirements around Nomura’s effective tax rate and other tax-related matters and does not change the accounting for income taxes, no material financial impact in the year of adoption.

See Note 17
“Income taxes”
where the enhanced disclosures have been made.

Future accounting developments—
The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2026, the expected date of adoption by Nomura and whether the new accounting pronouncement is expected to have a material financial impact on these consolidated financial statements on initial adoption or prospectively after adoption:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated financial statements
ASU
2024-03
“Income Statement— Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses”,
as amended by ASU
2025-01
“Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic
220-40):
Clarifying the Effective Date”
• Requires additional annual and interim disclosures about specific types of expenses presented in the consolidated statements of income.
Nomura currently plans to initially adopt the amendments to the annual and interim disclosures prospectively in the consolidated financial statements for the year ending March 31, 2028 and March 31, 2029 respectively.
As this ASU only introduces new disclosures and does not affect the accounting for expense items in the consolidated statements of income, no material financial impact is expected.

F-3
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated financial statements

ASU 2025-08 “ Financial Instruments—Credit Losses (Topic 326): Purchased Loans ”

•
Expands the scope of acquired financial assets subject to the gross-up approach in ASC 326 to purchased seasoned held-for-investment loans, excluding credit cards. Under the current guidance, the gross-up approach only applies to purchased financial assets with credit deterioration (“PCD”).

•
Clarifies all non-PCD loans that were acquired in a business combination are deemed seasoned. Other non-PCD loans are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans.
		Nomura currently plans to initially adopt the amendments prospectively for the year ending March 31, 2028.	Nomura is evaluating the potential impact of this ASU but does not expect a material financial impact at this stage.
2. Fair value measurements:
The fair value of financial instruments
A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis, namely at FV-NI or FV-OCI, are reported in the consolidated balance sheets within
Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements
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

F-3
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Valuation methodology for financial instruments carried at fair value on a recurring basis
The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and OTC contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer
range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.
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
For example, the fair value of certain financial instruments includes adjustments for credit risk, both with regard to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.
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
Fair value hierarchy
Certain financial instruments carried at fair value, including those carried at fair value using the FVO, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments carried at fair value on a recurring basis as of March 31, 2025 and 2026 within the fair value hierarchy.

	Billions of yen
	March 31, 2025
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2025
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,807	¥1,661	¥21	¥—	¥4,489
Private equity and debt investments (5)	0	2	103	—	105
Japanese government securities	2,674	—	—	—	2,674
Japanese agency and municipal securities	—	222	0	—	222
Foreign government, agency and municipal securities	4,402	2,346	6	—	6,754
Bank and corporate debt securities and loans for trading purposes	—	1,762	181	—	1,943
Commercial mortgage-backed securities (“CMBS”)	—	2	10	—	12
Residential mortgage-backed securities (“RMBS”)	—	3,335	48	—	3,383
Issued/Guaranteed by government sponsored entity	—	3,204	—	—	3,204
Other	—	131	48	—	179
Real estate-backed securities	—	137	207	—	344
Collateralized debt obligations (“CDOs”) and other (6)	—	35	42	—	77
Investment trust funds and other	470	7	3	—	480

Total trading assets and private equity and debt investments	10,353	9,509	621	—	20,483

Derivative assets (7)
Equity contracts	14	2,541	17	—	2,572
Interest rate contracts	22	12,306	100	—	12,428
Credit contracts	1	240	63	—	304
Foreign exchange contracts	0	4,330	33	—	4,363
Other contracts	3	5	3	—	11
Netting	—	—	—	(17,711)	(17,711)

Total derivative assets	40	19,422	216	(17,711)	1,967

Subtotal	¥10,393	¥28,931	¥837	¥(17,711)	¥22,450

Loans and receivables (8)	—	1,795	448	—	2,243
Collateralized agreements (9)	—	344	15	—	359
Other assets (2)
Non-trading debt securities (10)	116	352	17	—	485
Other (3)(4)(11)	211	259	275	—	745

Total	¥10,720	¥31,681	¥1,592	¥(17,711)	¥26,282

Liabilities:
Trading liabilities
Equities	¥2,757	¥18	¥1	¥—	¥2,776
Japanese government securities	2,569	—	—	—	2,569
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	2,828	754	—	—	3,582
Bank and corporate debt securities	—	217	0	—	217
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized Debt Obligation (CDO) and Other Securitized Product (6)	—	—	—	—	—
Investment trust funds and other	249	2	0	—	251

Total trading liabilities	8,403	993	1	—	9,397

Derivative liabilities (7)
Equity contracts	5	3,048	16	—	3,069
Interest rate contracts	31	11,523	94	—	11,648
Credit contracts	1	282	99	—	382
Foreign exchange contracts	—	4,148	46	—	4,194
Other contracts	1	42	7	—	50
Netting	—	—	—	(17,361)	(17,361)

Total derivative liabilities	38	19,043	262	(17,361)	1,982

Subtotal	¥8,441	¥20,036	¥263	¥(17,361)	¥11,379

Short-term borrowings (12)	¥—	¥595	¥36	¥—	¥631
Payables and deposits (13)(14)	—	311	14	—	325
Collateralized financing (9)	—	704	—	—	704
Long-term borrowings (12)(15)(16)	10	6,428	477	—	6,915
Other liabilities (17)	132	265	65	—	462

Total	¥8,583	¥28,339	¥855	¥(17,361)	¥20,416

F-3
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2026
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2026
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥3,992	¥1,576	¥14	¥—	¥5,582
Private equity and debt investments (5)	—	2	146	—	148
Japanese government securities	3,983	—	—	—	3,983
Japanese agency and municipal securities	—	142	—	—	142
Foreign government, agency and municipal securities	4,591	2,549	4	—	7,144
Bank and corporate debt securities and loans for trading purposes	—	2,028	104	—	2,132
Commercial mortgage-backed securities (“CMBS”)	—	9	0	—	9
Residential mortgage-backed securities (“RMBS”)	—	3,172	10	—	3,182
Issued/Guaranteed by government sponsored entity	—	3,021	—	—	3,021
Other	—	151	10	—	161
Real estate-backed securities	—	445	82	—	527
Collateralized debt obligations (“CDOs”) and other (6)	—	25	34	—	59
Investment trust funds and other	372	56	9	—	437

Total trading assets and private equity and debt investments	12,938	10,004	403	—	23,345

Derivative assets (7)
Equity contracts	0	3,016	37	—	3,053
Interest rate contracts	1	15,686	119	—	15,806
Credit contracts	0	296	98	—	394
Foreign exchange contracts	0	5,709	35	—	5,744
Other contracts	0	3	6	—	9
Netting	—	—	—	(22,113)	(22,113)

Total derivative assets	1	24,710	295	(22,113)	2,893

Subtotal	¥12,939	¥34,714	¥698	¥(22,113)	¥26,238

Loans and receivables (8)	6	2,244	584	—	2,834
Collateralized agreements (9)	—	455	16	—	471
Other assets (2)
Non-trading debt securities (10)	347	366	48	—	761
Other (3)(4)(11)	368	264	308	—	940

Total	¥13,660	¥38,043	¥1,654	¥(22,113)	¥31,244

Liabilities:
Trading liabilities
Equities	¥3,438	¥34	¥0	¥—	¥3,472
Japanese government securities	2,719	—	—	—	2,719
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	2,694	1,255	—	—	3,949
Bank and corporate debt securities	—	220	0	—	220
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized Debt Obligation (CDO) and Other Securitized Product (6)	—	0	1	—	1
Investment trust funds and other	120	13	—	—	133

Total trading liabilities	8,971	1,524	1	—	10,496

Derivative liabilities (7)
Equity contracts	0	3,561	10	—	3,571
Interest rate contracts	24	14,476	135	—	14,635
Credit contracts	3	402	154	—	559
Foreign exchange contracts	—	5,292	57	—	5,349
Other contracts	2	27	8	—	37
Netting	—	—	—	(21,731)	(21,731)

Total derivative liabilities	29	23,758	364	(21,731)	2,420

Subtotal	¥9,000	¥25,282	¥365	¥(21,731)	¥12,916

Short-term borrowings (12)	¥—	¥873	¥43	¥—	¥916
Payables and deposits (13)(14)	—	303	12	—	315
Collateralized financing (9)	—	694	—	—	694
Long-term borrowings (12)(15)(16)	11	8,024	452	—	8,487
Other liabilities (17)	255	284	67	—	606

Total	¥9,266	¥35,460	¥939	¥(21,731)	¥23,934

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives assets or liabilities.

F-3
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
Investments that are carried at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2025 and March 31, 2026, the fair values of these investments which are included in
Trading assets and private equity and debt investments
were ¥73 billion and ¥104 billion, respectively. As of March 31, 2025 and March 31, 2026, the fair values of these investments which are included in
Other assets
were ¥3 billion and ¥15 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the FVO.
(4)
Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of ¥72,184 million and ¥26,217 million, respectively, as of March 31, 2025 and ¥97,173 million and ¥26,018 million, respectively, as of March 31, 2026.

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
Equities
and equity securities reported within
Other assets
—
Equities and equity securities reported within
Other assets
include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market
prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. While rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2025 and 2026, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.
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

F-3
7

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

F-3
8

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

F-4
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Quantitative and qualitative information regarding significant unobservable valuation inputs
The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2025 and 2026. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair valu
e meas
urement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	March 31, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥21	DCF/ Option models	Credit spreads	2.5%	2.5%	Lower fair value	Not applicable

Private equity and debt investments	103	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.8 – 17.3% 0.0 – 2.0% 7.9 – 11.0% 5.0 – 30.0%	11.6% 1.2% 9.4% 16.0%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios	7.8 – 16.2 x	10.0 x	Higher fair value	No predictable interrelationship
			PE Ratios	10.6 – 28.4 x	15.2 x	Higher fair value
			Liquidity discounts	5.0 – 20.0%	9.6%	Lower fair value

Foreign government, agency and municipal securities	6	DCF	Credit spreads Recovery rates	0.0 – 2.4% 3.4 – 18.0%	1.1% 14.4%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	181	DCF	Credit spreads Recovery rates	0.0 – 227.0% 0.0 – 100.0%	14.3% 79.8%	Lower fair value Higher fair value	No predictable interrelationship

F-4
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Commercial mortgage- backed securities (“CMBS”)	¥10	DCF	Yields Loss severities	21.1% 65.0%	21.1% 65.0%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage-backed securities (“RMBS”)	48	DCF	Yields Prepayment rates Loss severities	21.5 – 62.2% 12.0 – 15.0% 0. 0 – 100.0%	41.6% 13.5% 50.4%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	207	DCF	Loss severities	0.0 – 16.9%	2.3%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	42	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	4.0 – 50.0% 20.0% 2.0% 62.9 – 100.0% 0.1 – 16.9%	13.6% 20.0% 2.0% 87.7% 4.7%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	3	DCF	Liquidity discounts	1.5 – 2.9%	2.1%	Lower fair value	Not applicable

Derivatives, net:
Equity contracts	1	Option models	Dividend yield Volatilities Correlations	0.0 – 16.6% 3.5 – 99.4% (0.85) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	6	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.9 – 4.5% 9.8 – 13.3% 41.0 – 261.7 bp (1.00) – 0.99	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(36)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 132.2% 1.0 – 90.0% 45.9 – 51.9% 0.00 – 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	(13)	Option models	Volatilities Correlations	1.6 – 18.8% 0.29 – 0.70	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	448	DCF	Credit spreads Recovery rates	0.0 – 193.2% 66.7 – 100.0%	9.9% 95.1%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	15	DCF	Repo rate	6.4%	6.4%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	17	DCF	Credit spreads	5.2 – 14.4%	7.3%	Lower fair value	Not applicable

F-4
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Other (7)(8)	¥275	DCF	WACC Growth rates	10.6% 3.0%	10.6% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	Liquidity discounts	25.0%	25.0%	Lower fair value	Not applicable

Liabilities:
Short-term borrowings	36	DCF/ Option models	Volatilities Correlations	5.0 – 51.5% (0.72) – 0.96	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	14	DCF/ Option models	Volatilities Correlations	9.8 – 10.6% 0.40 – 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	477	DCF	Loss severities	12.7 – 99.5%	79.8%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	5.0 – 51.5% 44.1 – 67.9 bp (1.00) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	65	DCF	Credit spreads Recovery rates	0.8 – 7.1% 91.0 – 99.5%	1.0% 93.8%	Lower fair value Higher fair value	No predictable interrelationship

	March 31, 2026
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥14	DCF/ Option models	Credit spreads	2.9%	2.9%	Lower fair value	Not applicable

Private equity and debt investments	146	DCF	WACC Growth rates Credit spreads Liquidity discounts	7.5 – 16.2% 0.0 – 2.0% 0.0 – 49.9% 0.0 – 30.0%	12.2% 1.7% 8.5% 11.0%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios	5.9 – 11.4 x	8.9 x	Higher fair value	No predictable interrelationship
			PE Ratios	12.1 – 20.8 x	15.2 x	Higher fair value
			Liquidity discounts	10.0 – 20.0%	12.6%	Lower fair value

Foreign government, agency and municipal securities	4	DCF	Credit spreads Recovery rates	0.0 – 2.3% 12.5 – 18.0%	1.1% 17.2%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	104	DCF	Credit spreads Recovery rates	0.5 – 12.6% 0.0 – 99.5%	4.8% 38.2%	Lower fair value Higher fair value	No predictable interrelationship

F-4
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2026
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Residential mortgage-backed securities (“RMBS”)	¥10	DCF	Yields Prepayment rates Loss severities	140.2% 12.0% 0.0 – 100.0%	140.2% 12.0% 9.4%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	82	DCF	Loss severities	0.0 – 17.5%	0.5%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	34	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	8.5 – 40.7% 20.0% 2.0% 69.3 – 100.0% 0.2%	17.9% 20.0% 2.0% 93.6% 0.2%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	9	DCF	Liquidity discounts	2.4 – 15.2%	5.5%	Lower fair value	Not applicable

Derivatives, net:
Equity contracts	27	Option models	Dividend yield Volatilities Correlations	0.0 – 12.6% 3.7 – 100.9% (0.85) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(16)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	2.6 – 5.0% 9.7 – 13.0% 42.4 – 109.9 bp (1.00) – 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(56)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 156.3% 1.0 – 90.0% 25.0 – 81.6% 0.30 – 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	(22)	Option models	Interest rates Volatilities Correlations	3.1 – 3.1% 1.4 – 16.1% 0.24 – 0.70	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	584	DCF	Credit spreads Recovery rates	0.0 – 20.0% 64.5 – 100.0%	5.9% 97.4%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	16	DCF	Repo rate	5.2 – 5.6%	5.4%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	48	DCF	Credit spreads	4.1 – 18.5%	8.5%	Lower fair value	Not applicable

Other (7)(8)	308	DCF	WACC Growth rates Credit spreads	10.5% 3.0% 0.3 – 22.0%	10.5% 3.0% 3.2%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	Liquidity discounts	25.0%	25.0%	Lower fair value	Not applicable

F-4
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2026
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Liabilities:
Short-term borrowings	¥43	DCF/ Option models	Volatilities Correlations	16.7 – 60.2% (0.72) – 0.95	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	12	DCF/ Option models	Volatilities Correlations	9.7 – 10.8% 0.40 – 0.97	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	452	DCF	Loss severities	9.5 – 99.3%	54.4%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities	9.7 – 60.2%	—	Higher fair value	No predictable interrelationship
			Volatilities Correlations	65.5 – 85.8 bp (1.00) – 0.97	— —	Higher fair value Higher fair value

Other liabilities	67	DCF	Credit spreads Recovery rates	0.8 – 4.0% 91.0 – 99.8%	0.8% 93.9%	Lower fair value Higher fair value	No predictable interrelationship

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
(3)
Nomura has not provided weighted average information for derivatives as unlike cash products the risk on such products is distinct from the balance sheet value and is subject to netting. Discussion of the ranges of significant unobservable valuation inputs for derivatives and short-term and long-term borrowings which contain embedded derivatives classified in Level 3 is provided below as a substitute for weighted average information.

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
(8)	Includes non-financial assets carried at fair value on a recurring basis
Discussion of the ranges of significant unobservable valuation inputs
The following comments complement the above information regarding the significant unobservable valuation inputs used by Nomura for derivatives and short-term and long-term borrowings which contain embedded derivatives classified in Level 3.
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

F-4
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Movements in Level 3 financial instruments
The following tables present gains and losses as well as increases and decreases of financial instruments carried at fair value on a recurring basis which Nomura classified in Level 3 of the fair value hierarchy for the years ended March 31, 2025 and 2026. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

F-4
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the years ended March 31, 2025 and 2026, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

		Billions of yen
		Year ended March 31, 2025
	Balance as of April 1, 2024	Total gains (losses) recognized in net income (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5) (6)	Balance as of March 31, 2025
Assets:
Trading assets and private equity and debt investments
Equities	¥8	¥0	¥—	¥17	¥(13)	¥—	¥1	¥15	¥(7)	¥21
Private equity and debt investments	80	3	—	37	(9)	—	0	—	(8)	103
Japanese agency and municipal securities	0	—	—	—	0	—	—	—	—	0
Foreign government, agency and municipal securities	3	0	—	5	(5)	—	0	7	(4)	6
Bank and corporate debt securities and loans for trading purposes	173	(5)	—	205	(240)	—	(5)	69	(16)	181
Commercial mortgage-backed securities (“CMBS”)	0	2	—	7	(6)	—	—	7	—	10
Residential mortgage-backed securities (“RMBS”)	35	2	—	56	(46)	—	(1)	2	0	48
Real estate-backed securities	122	11	—	370	(294)	—	(2)	—	—	207
Collateralized debt obligations (“CDOs”) and other	46	(25)	—	107	(86)	—	0	—	0	42
Investment trust funds and other	3	0	—	68	(68)	—	0	0	—	3

Total trading assets and private equity and debt investments	470	(12)	—	872	(767)	—	(7)	100	(35)	621

Derivatives, net (3)
Equity contracts	5	0	—	—	—	(5)	0	0	1	1
Interest rate contracts	32	(20)	—	—	—	12	(4)	(19)	5	6
Credit contracts	(46)	(30)	—	—	—	37	1	(1)	3	(36)
Foreign exchange contracts	3	(9)	—	—	—	(5)	0	0	(2)	(13)
Other contracts	—	2	—	—	—	1	(2)	(5)	—	(4)

Total derivatives, net	(6)	(57)	—	—	—	40	(5)	(25)	7	(46)

Subtotal	¥464	¥(69)	¥—	¥872	¥(767)	¥40	¥(12)	¥75	¥(28)	¥575

Loans and receivables	¥291	¥24	¥—	¥199	¥(234)	¥—	¥(14)	¥244	¥(62)	¥448
Collateralized agreements	12	0	—	2	—	1	0	—	—	15
Other assets
Non-trading debt securities	21	0	—	3	(7)	—	0	—	—	17
Other (7)	253	20	—	45	(11)	—	(4)	0	(28)	275

Total	¥1,041	¥(25)	¥—	¥1,121	¥(1,019)	¥41	¥(30)	¥319	¥(118)	¥1,330

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥3	¥(2)	¥—	¥0	¥0	¥0	¥1
Bank and corporate debt securities	1	0	—	2	(3)	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	0	—	0	—	0	0
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥1	¥0	¥—	¥5	¥(5)	¥—	¥0	¥0	¥0	¥1

Short-term borrowings	23	(1)	0	70	(41)	—	0	1	(18)	36
Payables and deposits	15	1	0	1	—	—	—	1	(2)	14
Long-term borrowings	474	0	9	218	(172)	—	0	11	(45)	477
Other liabilities	44	0	—	47	(25)	—	(1)	0	0	65

Total	¥557	¥0	¥9	¥341	¥(243)	¥—	¥(1)	¥13	¥(65)	¥593

F-4
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2026
	Balance as of April 1, 2025	Total gains (losses) recognized in net income (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)(6)	Balance as of March 31, 2026
Assets:
Trading assets and private equity and debt investments
Equities	¥21	¥0	¥—	¥16	¥(36)	¥—	¥2	¥14	¥(3)	¥14
Private equity and debt investments	103	5	—	101	(44)	—	1	1	(21)	146
Japanese agency and municipal securities	0	0	—	2	(2)	—	—	—	—	—
Foreign government, agency and municipal securities	6	1	—	5	(6)	—	0	4	(6)	4
Bank and corporate debt securities and loans for trading purposes	181	8	—	103	(182)	—	13	39	(58)	104
Commercial mortgage-backed securities (“CMBS”)	10	0	—	0	(10)	—	—	—	0	0
Residential mortgage-backed securities (“RMBS”)	48	(3)	—	3	(20)	—	2	1	(21)	10
Real estate-backed securities	207	0	—	362	(287)	—	8	18	(226)	82
Collateralized debt obligations (“CDOs”) and other	42	(9)	—	39	(36)	—	1	0	(3)	34
Investment trust funds and other	3	0	—	88	(79)	—	0	5	(8)	9

Total trading assets and private equity and debt investments	621	2	—	719	(702)	—	27	82	(346)	403

Derivatives, net (3)
Equity contracts	1	2	—	—	—	32	(1)	(15)	8	27
Interest rate contracts	6	16	—	—	—	(29)	2	8	(19)	(16)
Credit contracts	(36)	2	—	—	—	(25)	(2)	12	(7)	(56)
Foreign exchange contracts	(13)	(12)	—	—	—	4	1	(1)	(1)	(22)
Other contracts	(4)	(2)	—	—	—	2	0	2	—	(2)

Total derivatives, net	(46)	6	—	—	—	(16)	0	6	(19)	(69)

Subtotal	¥575	¥8	¥—	¥719	¥(702)	¥(16)	¥27	¥88	¥(365)	¥334

Loans and receivables	¥448	¥32	¥—	¥237	¥(285)	¥—	¥40	¥178	¥(66)	¥584
Collateralized agreements	15	0	—	—	—	—	1	—	—	16
Other assets
Non-trading debt securities	17	2	—	10	(8)	—	1	26	—	48
Other (7)	275	32	—	80	(99)	—	21	1	(2)	308

Total	¥1,330	¥74	¥—	¥1,046	¥(1,094)	¥(16)	¥90	¥293	¥(433)	¥1,290

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥(1)	¥0
Bank and corporate debt securities	0	0	—	0	0	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	0	(1)	—	1	(1)	—	0	—	—	1
Investment trust funds and other	0	0	—	0	0	—	0	—	—	—

Total trading liabilities	¥1	¥(1)	¥—	¥1	¥(1)	¥—	¥0	¥0	¥(1)	¥1

Short-term borrowings	36	(2)	0	96	(79)	—	2	1	(15)	43
Payables and deposits	14	1	0	—	(1)	—	—	—	—	12
Long-term borrowings	477	(16)	(3)	194	(178)	—	1	21	(82)	452
Other liabilities	65	(1)	—	100	(104)	—	5	2	(2)	67

Total	¥593	¥(19)	¥(3)	¥391	¥(363)	¥—	¥8	¥24	¥(100)	¥575

(1)
Includes gains and losses reported primarily within
Net gain on trading, Gain on private equity and debt investments, and also within
Gain (loss) on investments in equity securities, Revenue
—
Other
and
Non-interest
expenses
—
Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

F-4
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the years ended March 31, 2025 and March 31, 2026.
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
Unrealized gains and losses recognized for Level 3 financial instruments
The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2025 and 2026, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31

	2025	2026
	Unrealized gains / (losses) (1)
Assets:
Trading assets and private equity and debt investments
Equities	¥0	¥(1)
Private equity and debt investments	(1)	1
Foreign government, agency and municipal securities	0	1
Bank and corporate debt securities and loans for trading purposes	(6)	5
Commercial mortgage-backed securities (“CMBS”)	7	0
Residential mortgage-backed securities (“RMBS”)	2	(2)
Real estate-backed securities	5	(3)
Collateralized debt obligations (“CDOs”) and other	(24)	(5)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	(17)	(4)

Derivatives, net (2)
Equity contracts	(3)	19
Interest rate contracts	(23)	(2)
Credit contracts	(26)	(16)
Foreign exchange contracts	(7)	(11)
Other contracts	2	(2)

Total derivatives, net	(57)	(12)

Subtotal	¥(74)	¥(16)

Loans and receivables	14	22
Collateralized agreements	0	0
Other assets
Non-Trading debt Securities	0	1
Other (3)	20	49

Total	¥(40)	¥56

F-
50

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31

	2025	2026
	Unrealized gains / (losses) (1)
Liabilities:
Trading liabilities
Equities	¥0	¥0
Bank and corporate debt securities	0	0
Collateralized debt obligation (“CDOs”) and other	1	0

Total trading liabilities	¥1	¥0

Short-term borrowings (4)	(7)	1
Payables and deposits (4)	1	1
Long-term borrowings (4)	24	5
Other liabilities	(1)	(1)

Total	¥18	¥6

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
(4)
Includes unrealized gains and losses of ¥10 billion and ¥(1) billion for the years ended March 31, 2025 and 2026 recognized in
Other comprehensive income (loss)
for recurring Level 3 fair value measurements held at the end of the reporting period.

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
The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2025 and 2026. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2025
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥11	¥4	Daily-Monthly	Same day-30 days
Venture capital funds	19	3	—	—
Private equity funds and private credit funds	43	10	—	—
Real estate funds	4	0	—	—

Total	¥77	¥17

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2026
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥33	¥2	Daily-Monthly	Same day-30 days
Venture capital funds	20	3	—	—
Private equity funds and private credit funds	63	8	—	—
Real estate funds	3	0	—	—

Total	¥119	¥13

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the invest ment is held.
(2)	The frequency with which Nomura is permitted to redeem investments.
(3)	The range in prior notice period for redemption.
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
Private equity, private credit and other funds:
These investments ar
e m
ade mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
Real estate funds:
These are investments in commercial and other types of real estate. The fair values of thes
e inves
tments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value option (“FVO”) for financial assets and financial liabilities
Nomura carries certain eligible financial assets and liabilities at FV-NI through the election of the FVO permitted by ASC 815 and ASC 825
.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
or
Revenue
—
Net gain on trading
.
The following table presents gains (losses) due to changes in fair value for financial instruments carried at FV-NI using the FVO for the years ended March 31, 2024, 2025 and 2026.

	Billions of yen
	Year ended March 31

	2024	2025	2026
	Gains/(Losses) (1)
Assets:
Trading assets and private equity and debt investments (2)
Trading assets	¥0	¥4	¥16
Private equity and debt investments	2	2	1
Loans and receivables	54	45	52
Collateralized agreements (3)	6	20	12
Other assets (2)(4)	22	15	37

Total	¥84	¥86	¥118

Liabilities:
Short-term borrowings (5)	¥13	¥153	¥83
Payables and deposits	8	6	38
Collateralized financing (3)	(17)	(23)	(17)
Long-term borrowings (5)(6)	(110)	(48)	12
Other liabilities (7)	(1)	(1)	(11)

Total	¥(107)	¥87	¥105

(1)	Includes gains and losses reported primarily within Revenue – Net gain on trading and Revenue — Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the FVO.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes non-trading debt securities.
(5)	Includes structured notes and other financial liabilities.
(6)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(7)	Includes unfunded written loan commitments.
As of March 31, 2025 and 2026, Nomura held an economic i
nterest of
39.74
% and
40.42
%

in

American Century Companies, Inc., respectively. The investment is carried at FV-NI through election of the FVO and is reported within
Other assets – Other
in the consolidated balance sheets
.
For the year ended March 31, 2025 and 2026, there was no significant impact on financial assets for which the FVO was ele cted
attributable to instrument-specific credit risks.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the FVO is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.
The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in the consolidated statements of comprehensive income during the years ended March 31, 2025 and 2026 in respect of financial liabilities elected for the FVO recognized in other comprehensive income during such years. The following table also presents amounts reclassified to the consolidated statements of income from accumulated other comprehensive income on early settlement of such financial liabilities during the years ended March 31, 2025 and 2026 and the cumulative amounts recognized in accumulated other comprehensive income as of March 31, 2025 and 2026.

	Billions of yen
	Year ended March 31
	2025	2026
Changes recognized as a credit (debit) to other comprehensive income	¥26	¥(55)
Credit (debit) amounts reclassified to earnings	0	(1)
Cumulative credit balance recognized in accumulated other comprehensive income	78	22
As of March 31, 2025, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the FVO was elected was ¥105 billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the FVO was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Short-term borrowings and Long-term borrowings
for which the FVO was elected was ¥473 billion less than the principal balance of such
Short-term borrowings and Long-term borrowings
.
As of March 31, 2026, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the FVO was elected was ¥108 billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the FVO was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Short-term borrowings and Long-term borrowings
for which the FVO was elected was ¥461 billion less than the principal balance of such
Short-term borrowings and Long-term borrowings
.
Investment by Investment companies
Nomura carries all of investments by investment companies under ASC 946 at FV-NI.
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
, represented 17% o
f tota
l assets as of March 31, 2025 and 18% as of March 31, 2026.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2025 and 2026. See Note 3 “
Derivative instruments and hedging activities
” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2025
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥2,896	¥2,629	¥2,655	¥1,470	¥9,650

	Billions of yen
	March 31, 2026
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥4,125	¥3,141	¥2,587	¥1,416	¥11,269

(1)
Other than above, there were ¥313 billion and ¥653 billion of government, agency and municipal securities reported within
Other assets
—
Non-trading
debt securities
in the consolidated balance sheets as of March 31, 2025 and 2026, respectively. These securities are primarily Japanese government, agency and municipal securities.

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
and
Other secured borrowings
in the consolidated balance sheets.
The fair values of other financial instruments which are longer-term in nature or may
contain more than minimal credit risk may be different to their carrying value. Financial assets of this type include certain loans which are reported within
Loans receivable
while financial liabilities include long-term borrowings which are reported within
Long-term borrowings
.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument as of March 31, 2025 and 2026.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2026 (1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥4,299	¥4,299	¥4,299	¥—	¥—
Time deposits	710	710	—	710	—
Deposits with stock exchanges and other segregated cash	641	641	—	641	—
Loans receivable (2)	7,742	7,740	—	4,449	3,291
Securities purchased under agreements to resell	13,210	13,210	—	13,195	15
Securities borrowed	4,340	4,340	—	4,340	—

Total	¥30,942	¥30,940	¥4,299	¥23,335	¥3,306

Liabilities:
Short-term borrowings	¥1,753	¥1,753	¥—	¥1,710	¥43
Deposits received at banks	3,667	3,667	—	3,655	12
Securities sold under agreements to repurchase	15,234	15,234	—	15,234	—
Securities loaned	2,448	2,448	—	2,448	—
Other secured borrowings	384	384	—	384	—
Long-term borrowings	15,545	15,562	11	15,085	466

Total	¥39,031	¥39,048	¥11	¥38,516	¥521

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for current expected credit losses.
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
As of March 31, 2025, there were no significant amount of assets or liabilities which were carried at fair value on a nonrecurring basis.
As of March 31, 2026, certain investment in affiliated company under equity method accounting was measured at fair value on a nonrecurring basis. The relevant investment, which is reported within
Other assets—Other
in the consolidated balance sheets, was impaired by ¥12 billion. Nomura recognized this other-than-temporary impairment losses in
Non-interest expenses—Other
in the consolidated statements of income The carrying amount of the investment after fair value measurement
is ¥14 billion. Th
e

f
air value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs wh ich
would be classified in Level 3 of the fair value hierarchy.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity securities subject to contractual sale restrictions
The following table presents a summary of equity securities primarily reported within
Other assets—Other
in consolidated balance sheet which are subject to contractual sale restrictions as of March 31, 2025 and 2026.

	Millions of yen
	March 31, 2025
		Remaining duration
	Fair value	Less than 1 year	1 to 5 years	More than 5 years
Restriction on transfer	¥200,658	¥9	¥200,621	¥28
Consent from third parties	7,806	18	—	7,788
Others	2,148	—	—	2,148

Total	¥210,612	¥27	¥200,621	¥9,964

	Millions of yen
	March 31, 2026
		Remaining duration
	Fair value	Less than 1 year	1 to 5 years	More than 5 years
Restriction on transfer	¥250,291	¥250,291	¥—	¥—
Consent from third parties	8,054	—	—	8,054
Others	3,745	—	—	3,745

Total	¥262,090	¥250,291	¥—	¥11,799

(1)	No specific conditions could cause a lapse in the sale restrictions as disclosed above.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Derivatives used for
non-trading
purposes
Nomura’s principal objectives in using derivatives for
non-trading
purposes are to manage interest rate risk, to modify the interest rate risk profile of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, and to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations. Credit risk associated with derivatives utilized for non-trading
purposes is controlled and managed in the same way as that associated with derivatives used for trading purposes.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Accumulated other comprehensive income (loss)
.
Concentrations of credit risk for derivatives
Although Nomura’s exposures to financial instruments are broadly diversified across different types of financial instrument, counterparty and geographical location generally, a significant portion of derivatives are entered into with other financial institutions. The following tables present Nomura’s significant concentration of credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2025 and 2026. The gross fair value of derivative assets represents the maximum amount of loss that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the financial instruments and any collateral or other security Nomura held to offset or partially offset such credit risk exposures was of no value.

	Billions of yen
	March 31, 2025
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥14,974	¥(12,745)	¥(1,759)	¥470

	Billions of yen
	March 31, 2026
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥19,414	¥(16,606)	¥(2,104)	¥704
Derivative activities
The following tables present the notional value and fair value of derivatives as of March 31, 2025 and 2026. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of the financial instrument. Changes in the fair value of derivatives are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income, depending on the purpose for which the derivatives are used.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		March 31, 2025
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥110,348	¥2,572	¥3,069
Interest rate contracts	3,814,576	12,424	11,509
Credit contracts	59,408	304	382
Foreign exchange contracts	484,797	4,363	4,186
Other contracts	904	11	50

Total	¥4,470,033	¥19,674	¥19,196

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,182	¥4	¥138
Foreign exchange contracts	183	—	8

Total	¥3,365	¥4	¥146

Total derivatives	¥4,473,398	¥19,678	¥19,342

		Billions of yen
		March 31, 2026
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥127,843	¥3,053	¥3,571
Interest rate contracts	4,646,591	15,803	14,515
Credit contracts	90,918	394	559
Foreign exchange contracts	595,071	5,741	5,349
Other contracts	820	9	37

Total	¥5,461,243	¥25,000	¥24,031

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,874	¥3	¥119
Foreign exchange contracts	220	3	—

Total	¥4,094	¥6	¥119

Total derivatives	¥5,465,337	¥25,006	¥24,150

———————
(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
The amounts reported include derivatives used for
non-trading
purposes other than those designated as formal fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant as of March 31, 2025 and March 31, 2026.

Offsetting of derivatives
Counterparty credit risk associated with derivatives is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2025 and 2026 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC
210-20
and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out
and offsetting rights are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2025		March 31, 2026
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Equity contracts
OTC settled bilaterally	¥1,094	¥1,185	¥1,736	¥2,041
Exchange-traded	1,478	1,884	1,317	1,530
Interest rate contracts
OTC settled bilaterally	10,243	9,476	11,509	10,347
OTC centrally-cleared	2,163	2,140	4,296	4,263
Exchange-traded	22	31	1	25
Credit contracts
OTC settled bilaterally	265	345	373	533
OTC centrally-cleared	38	36	21	23
Exchange-traded	1	1	0	3
Foreign exchange contracts
OTC settled bilaterally	4,363	4,194	5,744	5,349
Other contracts
OTC settled bilaterally	8	49	9	35
Exchange-traded	3	1	0	2

Total gross derivative balances (2)	¥19,678	¥19,342	¥25,006	¥24,151
Less: Amounts offset in the consolidated balance sheets (3)	(17,711)	(17,361)	(22,113)	(21,731)

Total net amounts reported on the face of the consolidated balance sheets (4)	¥1,967	¥1,981	¥2,893	¥2,420

Less: Additional amounts not offset in the consolidated balance sheets (5)
Financial instruments and non-cash collateral	¥(713)	¥(554)	¥(872)	¥(449)

Net amount	¥1,254	¥1,427	¥2,021	¥1,971

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2025, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥609 billion and ¥832 billion, respectively. As of March 31, 2026, the gross balance of such derivative assets and derivative liabilities was ¥1,027 billion and ¥1,206 billion, respectively.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)
Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC
210-20
and ASC 815. As of March 31, 2025, Nomura offset a total of ¥1,740 billion of cash collateral receivables against net derivative liabilities and ¥2,090 billion of cash collateral payables against net derivative assets. As of March 31, 2026, Nomura offset a total of ¥2,035 billion of cash collateral receivables against net derivative liabilities and ¥2,416 billion of cash collateral payables against net derivative assets.

(4)
Net derivative assets and net derivative liabilities are generally reported within
Trading assets and private equity and debt investments
—
Trading assets
and
Trading liabilities
, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within
Short-term borrowings
or
Long-term borrowings
depending on the maturity of the underlying host contract.

(5)
Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC
210-20
and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2025, a total of ¥343 billion of cash collateral receivables and ¥1,043 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2026, a total of ¥399 billion of cash collateral receivables and ¥1,300 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “
Collateralized transactions
”.
Derivatives used for trading purposes
Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within
Revenue—Net gain on trading
.
The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2024, 2025 and 2026 related to derivatives used for trading and non-trading
purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Year ended March 31
	2024	2025	2026
Derivatives used for trading and non-trading purposes (1) :
Equity contracts	¥(194)	¥(2)	¥(272)
Interest rate contracts	468	(189)	106
Credit contracts	12	27	46
Foreign exchange contracts	142	140	(175)
Other contracts	27	11	46

Total	¥455	¥(13)	¥(249)

(1)
Includes net gains (losses) on derivatives used for
non-trading
purposes which are not designated as fair value or net investment hedges. For the year ended March 31, 2024, 2025 and 2026, net gains (losses) for these non-trading
derivatives were not significant.

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
The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2025 and 2026.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued
	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026
Long-term borrowings	¥3,057	¥3,493	¥122	¥113	¥3	¥3

Total	¥3,057	¥3,493	¥122	¥113	¥3	¥3

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
The following tables present gains (losses) included in the consolidated statements of income for the years ended March 31, 2024, 2025 and 2026 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2024	2025	2026
Derivatives designated as hedging instruments:
Interest rate contracts	¥(39)	¥85	¥17

Total	¥(39)	¥85	¥17

	Billions of yen
	Year ended March 31
	2024	2025	2026
Hedged items :
Long-term borrowings	¥39	¥(85)	¥(17)

Total	¥39	¥(85)	¥(17)

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
The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2024, 2025 and 2026.

	Billions of yen
	Year ended March 31
	2024	2025	2026
Hedging instruments:
Foreign exchange contracts	¥3	¥(2)	¥(10)

Total	¥3	¥(2)	¥(10)

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within
Revenue
—
Net gain on trading
in the consolidated statements of income. The amounts of gains (losses) were not significant during the years ended March 31, 2024, 2025 and 2026.
Derivatives containing credit risk related contingent features
Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2025 was ¥770 billion with related collateral pledged of ¥
628
 billion. In the event of a
one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 2025, the aggregate fair value of assets that would have been required to be po
sted as additional collateral or that would have been needed to settle the instruments immediately was ¥8 billion.
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2026 was ¥859 billion with related collateral pledged of ¥653 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 2026, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥
9
 billion.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value of the underlying reference asset under default. While the recovery value on a defaulted asset may be minimal in certain cases, this does reduce amounts paid on these contracts.
The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlying reference assets as of March 31, 2025 and 2026.

	Billions of yen
	March 31, 2025
	Carrying value (1) (Asset) / Liability	Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(156)	¥11,480	¥1,730	¥3,124	¥4,963	¥1,663	¥(6,711)
Credit default swap indices	(221)	15,488	1,465	3,168	7,877	2,978	(8,097)
Other credit risk related portfolio products	28	1,236	124	464	571	77	(785)
Credit-risk related options and swaptions	0	171	—	11	79	81	(42)

Total	¥(349)	¥28,375	¥3,319	¥6,767	¥13,490	¥4,799	¥(15,635)

	Billions of yen
	March 31, 2026
	Carrying value (1) (Asset) / Liability	Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(277)	¥23,468	¥2,229	¥6,782	¥11,699	¥2,758	¥(17,962)
Credit default swap indices	(617)	42,499	2,859	9,014	25,640	4,986	(33,274)
Other credit risk related portfolio products	(49)	1,824	177	881	568	198	(1,029)
Credit-risk related options and swaptions	(1)	419	6	2	374	37	(219)

Total	¥(944)	¥68,210	¥5,271	¥16,679	¥38,281	¥7,979	¥(52,484)

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2025
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥571	¥1,855	¥3,488	¥4,213	¥655	¥698	¥11,480
Credit default swap indices	32	38	3,958	10,256	277	927	15,488
Other credit risk-related portfolio products	—	—	24	748	20	444	1,236
Credit risk-related options and swaptions	—	—	—	127	—	44	171

Total	¥603	¥1,893	¥7,470	¥15,344	¥952	¥2,113	¥28,375

	Billions of yen
	March 31, 2026
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥133	¥2,999	¥7,182	¥9,459	¥2,406	¥1,289	¥23,468
Credit default swap indices	46	2,702	6,605	19,626	720	12,800	42,499
Other credit risk-related portfolio products	—	13	3	959	27	822	1,824
Credit risk-related options and swaptions	—	14	130	—	2	273	419

Total	¥179	¥5,728	¥13,920	¥30,044	¥3,155	¥15,184	¥68,210

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.
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
total return swaps.
These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within
Long-term borrowings
in the consolidated balance sheets.
Nomura entered into certain contemporaneous transactions involving the transfer of securities that are accounted for as sales, where substantially all of the economic exposures to the transferred securities are retained through total return swaps but does not retain control over the assets transferred. The following table provides information about relevant transactions outstanding as of March 31, 2025 and March 31, 2026.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31
	2025	2026
Gross cash proceeds received at transfer dates	¥60,715	¥31,321
Fair value of transferred securities at transfer dates	¥60,591	¥31,278
Fair value of transferred securities at reporting dates	¥41,101	¥16,997
Gross derivative liabilities arising from the transactions at reporting dates (1)	¥19,401	¥14,221

(1)
Amounts are presented on a gross basis, before the application of counterparty offsetting and are reported within
Trading liabilities
in the consolidated balance sheets as of March 31, 2025 and March 31, 2026. Of these gross derivative liability amounts,
¥19,401
million and
¥
14,221 million are included in interest rate contracts used for trading purposes as of March 31, 2025 and March 31, 2026 respectively as disclosed in Note 3 “
Derivative in
strum
ents and hedging activities
.
”

4. Revenue from services provided to customers
Revenue by types of service
The following table presents revenue earned by Nomura from providing services to customers by relevant line item in the consolidated statements of income for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Commissions	¥364,095	¥407,011	¥455,289
Fees from investment banking	173,265	212,234	200,548
Asset management and portfolio service fees	310,154	378,196	468,600
Other revenue	48,971	71,221	79,735

Total	¥896,485	¥1,068,662	¥1,204,172

Commissions
represent revenue principally from trade execution, clearing services and distribution of fund units primarily provided by the Wealth Management Division, and to a lesser extent, the Wholesale Division. In addition, part of this revenue is included in the newly established Banking Division as of April 1, 2025. The following table shows a breakdown of
Commissions
for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Brokerage commissions	¥242,687	¥264,512	¥295,192
Commissions for distribution of investment trust	56,241	66,108	66,345
Other commissions	65,167	76,391	93,752

Total	¥364,095	¥407,011	¥455,289

F-7
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fees from investment banking
represent revenue from financial advisory, underwriting and distribution primarily from the Wholesale Division, and to a lesser extent, the Wealth Management Division. The following table shows the breakdown of
Fees from investment banking
for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Equity underwriting and distribution fees	¥45,478	¥52,930	¥40,997
Debt underwriting and distribution fees	27,456	48,383	47,014
Financial advisory fees	61,560	78,674	83,031
Other fees	38,771	32,247	29,506

Total	¥173,265	¥212,234	¥200,548

Asset management and portfolio service fees
represent revenue from asset management services primarily from the Investment Management Division, and to a lesser extent, the Wealth Management Division. In addition, part of this revenue is included in the newly established Banking Division as of April 1, 2025. The following table shows the breakdown of
Asset management and portfolio service fees
for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Asset management fees	¥193,468	¥235,893	¥311,710
Administration fees	88,201	109,092	120,570
Custodial fees	28,485	33,211	36,320

Total	¥310,154	¥378,196	¥468,600

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
The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606 as of March 31, 2025 and 2026. The balances of contract assets as of March 31, 2025 and 2026 were not significant.

	Millions of yen
	March 31
	2025	2026
Customer contract receivables	¥114,158	¥143,413
Contract liabilities (1)	5,276	6,004

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.
The balance of contract liabilities as of March 31, 2024 and 2025 were recognized as revenue for the year ended March 31, 2025 and 2026, respectively. Nomura recognized ¥2,737 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2025. Nomura recognized ¥1,808 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2026.
Transaction price allocated to the remaining performance obligations
In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were ¥
550
 million as of March 31, 2025 and ¥
293
million as of March 31, 2026. As permitted by ASC 606, Nomura has elected not to

F-7
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disclose information about remaining performance obligations that have an individual estimated contract period of one year or less. In addition, consideration arising from contracts with customers does not comprise any significant amount that is not included in transaction price.
Customer contract costs
As permitted by ASC 340 “
Other Assets and Deferred Costs,
” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amounts of deferred costs to obtain or fulfill customer contracts as of March 31, 2025 and 2026 were not significant.
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

F-7
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2025 and 2026, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

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

F-7
7

NOMUR
A H
OLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2026
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥49,251	¥4,336	¥51,275	¥2,953
Less: Amounts offset in the consolidated balance sheets (2)	(36,041)	—	(36,041)	—

Total net amounts as reported on the face of the consolidated balance sheets (3)	¥13,210	¥4,336	¥15,234	¥2,953

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(12,493)	(2,635)	(13,670)	(2,645)
Cash collateral	(5)	—	(27)	—

Net amount	¥712	¥1,701	¥1,537	¥308

(1)
Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2025, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥441 billion and ¥1,973 billion, respectively. As of March 31, 2025, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,528 billion and ¥
111
 billion, respectively. As of March 31, 2026, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥
458
 billion and ¥
895
 billion, respectively. As of March 31, 2026, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥
1,532
 billion and ¥
151
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
Other assets-Other
and
Other liabilities
in the consolidated balance sheets, respectively.

(4)
Represent amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC
210-20
but which provide Nomura with the right of offset in the event of counterparty

F-7
8

NOMURA
HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.
For information on offsetting of derivatives, see Note 3 “
D
eriva
tive instruments and hedging activities
.”
Maturity analysis of repurchase agreements and securities lending transactions
The following tables present an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2025 and 2026. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2025
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥19,523	¥20,673	¥2,466	¥1,848	¥1,237	¥45,747
Securities lending transactions	1,384	144	14	255	550	2,347

Total gross recognized liabilities (2)	¥20,907	¥20,817	¥2,480	¥2,103	¥1,787	¥48,094

	Billions of yen
	March 31, 2026
	Overnight and open (1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥22,834	¥23,656	¥1,783	¥1,411	¥1,591	¥51,275
Securities lending transactions	1,660	146	46	482	619	2,953

Total gross recognized liabilities (2)	¥24,494	¥23,802	¥1,829	¥1,893	¥2,210	¥54,228

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
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
Other assets-Other
and
Other liabilities
in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

F-7
9

N
OMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities transferred in repurchase agreements and securities lending transactions
The following tables present an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities and other financial assets transferred by Nomura to counterparties as of March 31, 2025 and 2026. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2025
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥401	¥1,734	¥2,135
Japanese government, agency and municipal securities	2,202	1	2,203
Foreign government, agency and municipal securities	34,569	81	34,650
Bank and corporate debt securities	3,881	369	4,250
Commercial mortgage-backed securities (“CMBS”)	29	—	29
Residential mortgage-backed securities (“RMBS”) (1)	4,466	—	4,466
Collateralized debt obligations (“CDOs”) and other	177	—	177
Investment trust funds and other	22	162	184

Total gross recognized liabilities (2)	¥45,747	¥2,347	¥48,094

	Billions of yen
	March 31, 2026
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥442	¥2,272	¥2,714
Japanese government, agency and municipal securities	3,061	163	3,224
Foreign government, agency and municipal securities	38,182	182	38,364
Bank and corporate debt securities	5,598	267	5,865
Commercial mortgage-backed securities (“CMBS”)	—	—	—
Residential mortgage-backed securities (“RMBS”) (1)	3,635	—	3,635
Collateralized debt obligations (“CDOs”) and other	346	—	346
Investment trust funds and other	11	69	80

Total gross recognized liabilities (2)	¥51,275	¥2,953	¥54,228

(1)
Includes ¥3,586 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2025. Includes ¥2,877 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2026.

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
Other assets-Other
and
Other liabilities
in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

F-
80

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateral received by Nomura
The following table presents the fair value of securities received as collateral, securities borrowed with or without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2025 and 2026.

	Billions of yen
	March 31
	2025	2026
The fair value of collateral received	¥64,853	¥69,667
The portion of the above received that has been sold (as reported as short sales within Trading liabilities in the consolidated balance sheets) or repledged	48,717	56,304
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
Investments in and advances to affiliated companies
in the consolidated balance sheets.
The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily
to stock exchanges and clearing organizations, where the secured party does not have the right to sell or repledge them by type of asset as of March 31, 2025 and 2026.

	Millions of yen
	March 31
	2025	2026
Trading assets:
Equities and convertible securities	¥326,398	¥417,915
Government and government agency securities	1,134,816	1,396,517
Bank and corporate debt securities	86,034	123,674
Commercial mortgage-backed securities (“CMBS”)	—	5,189
Residential mortgage-backed securities (“RMBS”)	2,626,708	2,120,771
Collateralized debt obligations (“CDOs”) and other (1)	12,391	7,864
Investment trust funds and other	21,042	10,715

	¥4,207,389	¥4,082,645

Non-trading debt securities (2)	15,896	21,566
Investments in and advances to affiliated companies (3)	¥16,124	¥16,086

(1)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABSs”) such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities issued by prefectures or ordinance-designated city.
(3)	Investments in and advances to affiliated companies comprise shares in Nomura Research Institute, Ltd.

F-8
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of financial and non-financial
assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2025 and 2026.

	Millions of yen
	March 31
	2025	2026
Loans and receivables	¥627,090	¥934,055
Trading assets and private equity and debt investments	1,766,083	1,713,792
Office buildings, land, equipment and facilities	2,933	13,617
Non-trading debt securities	117,655	212,469
Investments in and advances to affiliated companies	2	3
Other	1,333	1,522

	¥2,515,096	¥2,875,458

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and derivative transactions. The above table also includes financial assets which continue to be recognized on the consolidated balance sheets as they fail the criteria for derecognition under ASC 860. The associated liabilities with these transactions are reported as trading balances of secured borrowings reported in
Long-term borrowings
. See Note 1
3
 “
Borrowings
” for further information regarding
trading balances of secured borrowings
.
6.
Non-trading
investments:
Available-for-sale
(“AFS”) debt securities

Amortized cost and fair value amounts of AFS debt securities
The following table presents the amortized cost and fair value of major types of AFS debt securities as well as cumulative unrealized gains and unrealized losses recognized through
Accumulated other comprehensive income (loss)
since acquisition as of March 31, 2025 and 2026.

	Millions of yen
	March 31, 2025
	Amortized cost (1)	Unrealized gains	Unrealized losses	Fair value
Japanese government securities	¥25,001	¥—	¥(187)	¥24,814
Japanese agency and municipal securities	81,913	19	(1,495)	80,437
Bank and corporate debt securities	1,790	—	(11)	1,779

Total	¥108,704	¥19	¥(1,693)	¥107,030

	Millions of yen
	March 31, 2026
	Amortized cost (1)	Unrealized gains	Unrealized losses	Fair value
Japanese government securities	¥99,977	¥—	¥(493)	¥99,484
Japanese agency and municipal securities	160,639	—	(4,129)	156,510
Bank and corporate debt securities	15,636	—	(286)	15,350

Total	¥276,252	¥—	¥(4,908)	¥271,344

(1)	No allowances for credit losses have been recognized as of March 31, 2025 and 2026.

F-8
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the amortized cost and fair value of major types of AFS debt securities, categorized by contractual maturity as of March 31, 2025 and 2026.

	Millions of yen
	March 31, 2025		March 31, 2026
	Amortized cost (1)	Fair value	Amortized cost (1)	Fair value
Japanese government securities
less than 1 year	¥—	¥—	¥19,997	¥19,961
1 year to 5 years	25,001	24,814	79,980	79,523

Subtotal	¥25,001	¥24,814	¥99,977	¥99,484

Japanese agency and municipal securities
less than 1 year	¥—	¥—	¥1,395	¥1,387
1 year to 5 years	81,913	80,437	159,244	155,123

Subtotal	¥81,913	¥80,437	¥160,639	¥156,510

Bank and corporate debt securities
1 year to 5 years	¥1,790	¥1,779	¥15,636	¥15,350

Subtotal	¥1,790	¥1,779	¥15,636	¥15,350

Total	¥108,704	¥107,030	¥276,252	¥271,344

(1)	No allowances for credit losses have been recognized as of March 31, 2025 and 2026 .
AFS debt securities in an unrealized loss position
The
following table presents the fair value of major types of AFS debt securities that are in an unrealized loss position as of March 31, 2025 and 2026, and the duration of the unrealized loss status. An unrealized loss exists where the fair value of an individual AFS debt securities is less than its amortized cost basis.

	Millions of yen
	March 31, 2025			March 31, 2026
	Fair value	Unrealized losses	Number of debt securities	Fair value	Unrealized losses	Number of debt securities
Japanese government securities
Less than 12 months	¥24,814	¥(187)	4	¥74,665	¥(311)	8
12 months or longer	—	—	—	24,819	(182)	4

Subtotal	¥24,814	¥(187)	4	¥99,484	¥(493)	12

Japanese agency and municipal securities
Less than 12 months	¥68,063	¥(1,495)	72	¥89,242	¥(1,828)	80
12 months or longer	—	—	—	67,268	(2,301)	72

Subtotal	¥68,063	¥(1,495)	72	¥156,510	¥(4,129)	152

Bank and corporate debt securities
Less than 12 months	¥1,779	¥(11)	3	¥13,485	¥(260)	28
12 months or longer	—	—	—	1,865	(26)	3

Subtotal	¥1,779	¥(11)	3	¥15,350	¥(286)	31

Total	¥94,656	¥(1,693)	79	¥271,344	¥(4,908)	195

F-8
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura does not intend to sell, nor is it likely to be required to sell, any AFS debt securities which were in an unrealized loss position as of March 31, 2025 and 2026, prior to when the fair value of each of these AFS debt securities is expected to recover above each individual amortized cost basis. No allowances for credit losses have been recognized against AFS debt securities as of March 31, 2025 and 2026.
The amount of accrued interest receivable from AFS debt securities was not significant as of March 31, 2025 and 2026. There was no write-off
of accrued interest receivable during the years ended March 31, 2025 and 2026, respectively.
Sales and transfers of AFS debt securities
The amount of sales of AFS debt securities was not significant during the years ended March 31, 2025 and 2026. There were no transfers or reclassification of AFS debt securities into trading assets during the years ended March 31, 2025 and 2026.
Held-to-maturity
(“HTM”) debt securities
As of March 31, 2025 and 2026, there were no debt securities classified as HTM debt securities.
Non-trading
equity investments
Unrealized gains and losses of
non-trading
equity investments
The unrealized gain and losses on equity investments owned by non-BD
entities that are not investment companies during the years ended March 31, 2025 and 2026 were ¥
2,630

million loss and ¥
12,452
million
gain, respectively. These equity securities do not include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the FVO. Please see Note 2 “
Fair Value Measurements
” for the unrealized gains and losses on equity securities for which the FVO has been elected.
Non-trading
equity investments elected for the fair value measurement alternative
The carrying value of
non-trading
equity investments without readily determinable fair values held by non-BD
entities carried at fair value where fair value is determined using the fair value measurement alternative as of March 31, 2025 and 2026, were ¥
95,529

million and ¥
102,546

million, respectively. The amounts of cumulative impairment losses, and upward and downward fair value adjustments as a result of observable price changes from orderly transactions in identical or sufficiently similar equity investments were not significant as of March 31, 2025 and 2026.
During the years ended March 31, 2025 and 2026 the amounts of impairment losses, and upward and downward fair value adjustments recognized for these non-trading
equity investments were not significant.
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

F-8
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2025 and 2026, Nomura received cash proceeds from SPEs in new securitizations of ¥635 billion and ¥512 billion, respectively, and the associated loss on sale of ¥0 billion and gain on sale of ¥
2 billion, respectively. For the years ended March 31, 2025 and 2026, Nomura received debt securities issued by these SPEs with an initial fair value of ¥708 billion and ¥824 billion, respectively, and cash inflows from third parties primarily on the sale of those debt securities of ¥743 billion and ¥1,106 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥7,123 billion and ¥7,919 billion as of March 31, 2025 and 2026, respectively. Those transferred financial assets are primarily government, agency and municipal securities. Nomura’s retained interests were ¥
250 billion and ¥208
billion as of
March 31, 2025 and 2026, respectively. For the years ended March 31, 2025 and 2026, Nomura received cash flows of ¥
28 billion and ¥43
billion, respectively, from the SPEs on such retained interests held in the SPEs.
Nomura does not provide any financial support to SPEs beyond its contractual obligations as of March 31, 2025 and 2026.

F-8
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2025 and 2026.

	Billions of yen
	March 31, 2025
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥241	¥—	¥241	¥241	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	9	9	2	7

Total	¥—	¥241	¥9	¥250	¥243	¥7

	Billions of yen
	March 31, 2026
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥192	¥—	¥192	¥192	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	16	16	—	16

Total	¥—	¥192	¥16	¥208	¥192	¥16

As of March 31, 2025 and 2026, predominantly all of the retained interests held by Nomura were valued using significant observable inputs. The initial fair value of these retained interests are primarily classified as level 2 financial instruments in the fair value hierarchy.
The following table presents the type and carrying value of financial assets included within
Trading assets
and
Loans receivable
which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2025 and 2026. These transfers are accounted for as secured financing transactions and generally reported within
Borrowings.
The assets are pledged as collateral and cannot be removed unilaterally by Nomura and the liabilities are non-recourse
to Nomura.

	Billions of yen
	March 31
	2025	2026
Assets
Trading assets
Japanese government securities	¥1	¥2
Loans for trading purposes	66	197
Loans receivable	481	432

Total	¥548	¥631

Liabilities
Borrowings	¥548	¥631

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

F-8
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

F-8
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2025 and 2026. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31
	2025	2026
Consolidated VIE assets
Cash and cash equivalents	¥14	¥41
Trading assets
Equities	527	531
Debt securities	643	647
CMBS and RMBS	64	54
Derivatives	1	1
Private equity and debt investments	83	160
Office buildings, land, equipment and facilities	3	61
Other	236	177

Total	¥1,571	¥1,672

Consolidated VIE liabilities
Trading liabilities
Derivatives	0	1
Borrowings
Short-term borrowings	112	69
Long-term borrowings	935	839
Other	156	119

Total	¥1,203	¥1,028

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

F-8
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present the carrying amount of variable interests in unconsolidated VIEs and the maximum exposure to loss associated with these variable interests as of March 31, 2025 and 2026. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recognized in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

	Billions of yen
	March 31, 2025
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥23	¥—	¥23
Debt securities	80	—	80
CMBS and RMBS	3,288	—	3,288
Investment trust funds and other	129	—	129
Private equity and debt investments	23	—	23
Loans	1,712	—	1,712
Other	23	—	23
Commitments to extend credit and other guarantees	—	—	167

Total	¥5,278	¥—	¥5,445

	Billions of yen
	March 31, 2026
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥23	¥—	¥23
Debt securities	63	—	63
CMBS and RMBS	2,807	—	2,807
Investment trust funds and other	187	—	187
Private equity and debt investments	20	—	20
Loans	2,205	—	2,205
Other	32	—	32
Commitments to extend credit and other guarantees	—	—	188

Total	¥5,337	¥—	¥5,525

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
Loans receivable
The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans and corporate loans.
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
Short-term secured margin loans include margin loans provided to clients in connection with securities brokerage activities provided by Nomura’s Wealth Management Division. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional frequent margin calls in order to maintain a specified loan-to-value
(“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral as required by Nomura. Allowances for current expected credit losses against short-term secured margin loans are usually not significant.

F-9
0

NOMUR
A HOL
DINGS, INC.
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
The following tables present a summary of loans receivable reported within
Loans and receivables or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2025 and 2026 by portfolio segment.

	Millions of yen
	March 31, 2025
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥1,045,787	¥—	¥1,045,787
Short-term secured margin loans	796,936	—	796,936
Corporate loans	2,003,909	2,178,376	4,182,285

Total loans receivables	¥3,846,632	¥2,178,376	¥6,025,008

Advances to affiliated companies	4,008	4,946	8,954

Total	¥3,850,640	¥2,183,322	¥6,033,962

	Millions of yen
	March 31, 2026
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥1,177,435	¥—	¥1,177,435
Short-term secured margin loans	1,134,393	—	1,134,393
Corporate loans	2,649,690	2,783,696	5,433,386

Total loans receivables	¥4,961,518	¥2,783,696	¥7,745,214

Advances to affiliated companies	4,000	15,554	19,554

Total	¥4,965,518	¥2,799,250	¥7,764,768

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.
There were no significant purchases or sales of loans receivable during the years ended March 31, 2025 and 2026, respectively.
There were no significant reclassifications of loans receivable to or from trading assets during the year ended March 31, 2025.
There were no reclassifications of loans receivable to or from trading assets during the year ended March 31, 2026.

F-9
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net unamortized deferred fees and costs, unamortized premiums and discounts related to loans receivable carried at amortized cost were not significant as of March 31, 2025 and 2026.
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
Nomura writes off uncollectible accrued interest receivable on a timely basis, and has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2025 was ¥11,448 million. The amount of accrued interest receivable as of March 31, 2026 was ¥14,409 million.
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

F-9
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the year ended March 31, 2026.

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

F-9
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the allowances for current expected credit losses for the years ended March 31, 2024 and 2025 and 2026 as determined using the CECL impairment model defined by ASC 326.

	Millions of yen
	Year ended March 31, 2024
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,126	¥—	¥2,930	¥4,056	¥1,776	¥5,832
Provision for credit losses (2)	(341)	—	371	30	13,608	13,638
Write-offs	—	—	(1,908)	(1,908)	—	(1,908)
Other (3)	—	—	238	238	247	485

Ending balance	¥785	¥—	¥1,631	¥2,416	¥15,631	¥18,047

	Millions of yen
	Year ended March 31, 2025
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥785	¥—	¥1,631	¥2,416	¥15,631	¥18,047
Provision for credit losses	100	—	64	164	(876)	(712)
Write-offs	—	—	—	—	—	—
Other (3)	—	—	(36)	(36)	(379)	(415)

Ending balance	¥885	¥—	¥1,659	¥2,544	¥14,376	¥16,920

	Millions of yen
	Year ended March 31, 2026
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥885	¥—	¥1,659	¥2,544	¥14,376	¥16,920
Provision for credit losses	(549)	—	653	104	192	296
Write-offs	—	—	—	—	—	—
Other (3)	—	—	139	139	1,026	1,165

Ending balance	¥336	¥—	¥2,451	¥2,787	¥15,594	¥18,381

(1)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.
(2)	A provision for credit losses in connection with settlement failures with a broker counterparty was recognized during the year ended March 31, 2024.
(3)	Primarily includes recoveries and foreign exchange movements. The amounts of recoveries for the years ended March 31, 2024, 2025 and 2026 were not significant.

F-9
4

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
There were no amounts of modifications of loans from borrowers experiencing financial difficulty which occurred during the years ended March 31, 2025 and 2026, respectively.
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
As of March 31, 2025 and 2026, the amount of loans which were placed on a nonaccrual status were not significant. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
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

F-9
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present an analysis of each portfolio segment not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2025 and 2026.
(2)(4)

	Millions of yen
	As of March 31, 2025
	Year of origination (3)
	202 5	202 4	202 3	202 2	202 1	2020 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥119,134	¥231,869	¥2,837	¥7,517	¥5,000	¥23,453	¥—	¥389,810
BB-CCC	125,213	219,055	15,000	8,439	—	1,151	—	368,858
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	243,034	—	—	—	—	—	243,034
Total secured loans at banks	¥244,347	¥693,958	¥17,837	¥15,956	¥5,000	¥24,604	¥—	¥1,001,702
Unsecured loans at banks:
AAA-BBB	¥4,500	¥1,377	¥300	¥1,735	¥7,700	¥23,875	¥—	¥39,487
BB-CCC	703	1,000	756	—	—	2,139	—	4,598
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—
Total unsecured loans at banks	¥5,203	¥2,377	¥1,056	¥1,735	¥7,700	¥26,014	¥—	¥44,085
Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	—	—	—	—	474,019	322,917	796,936

Total short-term secured margin loans	¥—	¥—	¥—	¥—	¥—	¥474,019	¥322,917	¥796,936

Secured corporate loans:
AAA-BBB	¥58,325	¥289,986	¥266,380	¥89,955	¥90,419	¥159,346	¥385,419	¥1,339,830
BB-CCC	1	32,529	50,893	25,157	4,424	41,270	199,701	353,975
CC-D	—	—	—	—	—	—	—	—
O ther s (1)	131,132	34,567	—	1,640	—	115	84	167,538

Total secured corporate loans	¥189,458	¥357,082	¥317,273	¥116,752	¥94,843	¥200,731	¥585,204	¥1,861,343

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	147	21	119	—	529	141,750	—	142,566

Total unsecured corporate loans	¥147	¥21	¥119	¥—	¥529	¥141,750	¥—	¥142,566

Advances to affiliated companies
AAA-BBB	¥—	¥—	¥8	¥3,000	¥1,000	¥—	¥—	¥4,008
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥—	¥8	¥3,000	¥1,000	¥—	¥—	¥4,008

Total	¥439,155	¥1,053,438	¥336,293	¥137,443	¥109,072	¥867,118	¥908,121	¥3,850,640

(1)	Relates to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write offs for the year ended March 31, 2025 were not significant.
(3)	Amounts are presented by calendar year of origination.
(4)	The amounts are aggregated by reference to the year in which the contract became effective, rather than the date of loan drawdown.

F-9
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	As of March 31, 2026
	Year of origination (3)
	2026	2025	2024	2023	2022	2021 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥461,911	¥2,166	¥1,248	¥199	¥10,700	¥13,309	¥—	¥489,533
BB-CCC	314,914	1,006	—	21,086	—	778	—	337,784
CC-D	—	—	—	—	—	—	—	—
Others (1)	304,342	—	—	—	—	—	—	304,342

Total secured loans at banks	¥1,081,167	¥3,172	¥1,248	¥21,285	¥10,700	¥14,087	¥—	¥1,131,659

Unsecured loans at banks:
AAA-BBB	¥10,564	¥1,500	¥300	¥835	¥3,988	¥24,529	¥—	¥41,716
BB-CCC	101	803	1,656	—	—	1,500	—	4,060
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥10,665	¥2,303	¥1,956	¥835	¥3,988	¥26,029	¥—	¥45,776

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	747,640	—	—	—	—	—	386,753	1,134,393

Total short-term secured margin loans	¥747,640	¥—	¥—	¥—	¥—	¥—	¥386,753	¥1,134,393

Secured corporate loans:
AAA-BBB	¥728,870	¥228,451	¥114,889	¥103,943	¥215,395	¥146,352	¥433,637	¥1,971,537
BB-CCC	47,531	41,777	57,374	34,605	3,698	9,646	280,651	475,282
CC-D	—	—	—	1,944	—	—	—	1,944
Others (1)	48,128	—	—	—	—	—	101	48,229

Total secured corporate loans	¥824,529	¥270,228	¥172,263	¥140,492	¥219,093	¥155,998	¥714,389	¥2,496,992

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	188	22	—	128	567	151,793	—	152,698

Total unsecured corporate loans	¥188	¥22	¥—	¥128	¥567	¥151,793	¥—	¥152,698

Advances to affiliated companies
AAA-BBB	¥1,000	¥—	¥—	¥3,000	¥—	¥—	¥—	¥4,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥1,000	¥—	¥—	¥3,000	¥—	¥—	¥—	¥4,000

Total	¥2,665,189	¥275,725	¥175,467	¥165,740	¥234,348	¥347,907	¥1,101,142	¥4,965,518

(1)	Relates to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write offs for the year ended March 31, 2026 were not significant.
(3)	Amounts are presented by fiscal year of origination.
(4)	The amounts are aggregated by reference to the year in which the contract became effective, rather than the date of loan drawdown.

F-9
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a definition of each of the internal ratings used in the Nomura.

Rating Range	Definition
AAA	Highest credit quality category. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but higher than that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changes in circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default - higher than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – higher than that of ‘B range.’

CC	An obligor or facility is currently highly vulnerable to insolvency or is under distressed debt restructuring. Due to insolvency concern or payment failure, a termination notice and close out is initiated. It also includes a solvent obligor past due on financial obligations by more than 3 months. The obligor continues to be a going-concern.

C	An obligor or facility is imminent to file for bankruptcy (i.e. Chapter 11 or equivalent) in the near-term. The going-concern status is about to cease; unless for an extraordinary turnaround event.

D	An Obligor or facility has filed for bankruptcy, administration, receivership, liquidation or other winding up or cessation of business of an obligor or other similar situations. D range includes sale of assets (i.e. loans) at a material loss of more than 30%, or the obligor is externally rated ‘D’ by any Designated External Rating Agencies.
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
The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31
	2025			2026
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate (1)	¥21	¥—	¥21	¥10,690	¥(6)	¥10,684
Aircraft	2,757	(127)	2,630	50,756	(545)	50,211

Total	¥2,778	¥(127)	¥2,651	¥61,446	¥(551)	¥60,895

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real e s tate used by Nomura.
Nomura recognized lease income of ¥2,794 million, ¥1,879 million and ¥1,698 million for the years ended March 31, 2024, 2025 and 2026, respectively. These are reported in the consolidated statements of income within
Revenue
—
Other
.
The following table presents an analysis of future undiscounted lease payments receivable in connection with operating leases entered into by Nomura as lessor over the remaining lease term as of March 31, 2026. Amounts in connection with finance leases were not significant.

Millions of yen
March 31, 2026
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥4,076
1 to 2 years	4,142
2 to 3 years	3,931
3 to 4 years	3,715
4 to 5 years	3,715
More than 5 years	15,000

Total	¥34,579

F-
9
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura as lessee
Nomura enters into leases of office space, residential facilities for employees, equipment and technology assets in the ordinary course of business in both Japan and overseas as lessee. These arrangements predominantly consist of operating leases. Separately Nomura subleases certain real estate and equipment through operating lease arrangements. The total carrying values of ROU assets recognized in connection with operating leases as of March 31, 2025 and 2026 were ¥156,791 million and ¥138,708 million, respectively. The total carrying values of ROU assets recognized in connection with finance leases as of March 31, 2025 and 2026 were not significant. These lease assets are reported within
Other assets-Office buildings, land, equipment and facilities in the consolidated balance sheets.
The following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the years ended March 31, 2024, 2025 and 2026. Amounts recognized in the consolidated statements of income in respect of finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions were not significant during the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Lease expense:
Operating lease costs	¥48,125	¥48,586	¥49,831

Other income and expenses:
Gross sublease income	¥1,997	¥1,923	¥1,986
Lease cash flow information
Lease payments made in cash in connection with operating leases are classified as operating activity in the consolidated statements of cash flows. The initial recognition of ROU assets and lease liabilities on lease commencement date represents noncash transactions.
The following table presents cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating lease liabilities recorded under operating cash flows and the total amount of ROU assets and lease liabilities recognized during the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Cash flows for operating leases	¥49,339	¥50,114	¥49,935
ROU assets recognized in connection with new operating leases	¥29,374	¥29,148	¥27,167

F-
100

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of lease liabilities
The following table presents an analysis of future undiscounted lease payments under operating leases entered into by Nomura as lessee over the remaining lease term as of March 31, 2026 and also represents a reconciliation between total of such lease payments and the discounted carrying value of operating lease liabilities recognized in the consolidated balance sheets as of March 31, 2026. Finance lease liabilities were not significant as of March 31, 2026. These lease liabilities are reported within
Other liabilities
in the consolidated balance sheets.

Millions of yen
March 31, 2026
Operating leases
Years of payment
Less than 1 year	¥49,128
1 to 2 years	38,999
2 to 3 years	26,827
3 to 4 years	17,255
4 to 5 years	14,478
More than 5 years	26,475

Total undiscounted lease payments	¥173,162
Less: Impact of discounting	(16,883)

Lease liabilities as reported in the consolidated balance sheets	¥156,279

The following table presents the weighted-average discount rate used to measure lease liabilities and the weighted-average remaining lease term of operating leases as of March 31, 2025 and 2026.

	Year ended March 31
	2025	2026
	Operating leases	Operating leases
Weighted-average discount rate used to measure lease liabilities	2.1%	3.4%
Weighted-average remaining lease term	5.3 years	4.8 years
10. Business combinations:
Macquarie Acquisition
On December 1, 2025, Nomura completed the acquisition of 100%

equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à r.l., and Macquarie Investment Management Holdings (Austria) GmbH for a purchase price of

¥
288.8
billion.
The acquirees were rebranded as Nomura Management Holdings, Inc., Nomura Investment Management Holdings (Luxembourg) S.à r.l., and Nomura Investment Management Holdings (Austria) GmbH, respectively. The Macquarie Acquisition represents a significant step towards Nomura’s 2030 management vision, resulting in an increase of assets under management as of March 31, 2026, in retail and institutional client assets across equities, fixed income and multi-asset strategies, under Nomura’s global Nomura Asset Management brand.

F-10
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the consideration paid for Macquarie and the fair values of key assets acquired and liabilities assumed recognized at acquisition date. The goodwill recognized in connection with the acquisition includes future benefits for Nomura as a result of scale and anticipated synergies from a combined global asset management franchise. Recognized goodwill is not expected to be deductible for tax purpose.

Millions of yen
December 1, 2025
Fair values of assets acquired and liabilities assumed
Finite-lived intangible assets
Client relationships	¥113,510
Software	4,691
Goodwill	150,976
Investments in equity securities for other than operating purposes	31,334
Other assets	17,579
Deferred tax assets	11,389
Other liabilities	(9,694)
Employee Liabilities	(16,799)
Deferred tax liabilities	(26,001)

Total consideration, net of cash acquired	¥276,985

Millions of yen
December 1, 2025
Summary of consideration, net of cash acquired
Cash paid	¥285,021
Cash acquired	(11,864)
Replacement of share-based payment awards	3,828

Total cash (net of cash acquired) and other consideration	¥276,985

See
 Note 11 “
Other assets
—
Office buildings, land, equipment and facilities and Other / Other liabilities
;
” for further information about goodwill and identifiable intangible assets related to the Macquarie Acquisition.
Acquisition-related transaction
 costs of ¥7,034 million incurred in connection with the acquisition have been reported in
“Non-interest expenses—Other”
in
the consolidated statements of income, ¥1,914 million and ¥5,120 million for the year ended March 31, 2025 and
2026
,
respectively.
Subsequent to the closing of the Macquarie Acquisition on December 1, 2025, the acquirees contributed ¥39,891 million of revenue and ¥6,409 million of net income to Nomura’s consolidated group results.

F-10
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited pro forma information presents combined results of operations of the Company as if the Macquarie Acquisition had occurred on April 1, 2024. Such pro forma information is not indicative of the actual results of operations that would have been achieved, nor are they indicative of future results of operations of the combined Company. Similarly, the pro forma combined provision for income taxes may not represent the amount that would have resulted had Nomura and Macquarie filed consolidated tax returns during the years presented.

	Millions of yen
	2025	2026
Total revenue	¥136,649	¥121,359
Net income attributable to Nomura	¥16,317	¥21,327
The following unaudited adjustments and related tax effects have been made to the above pro forma information assuming the acquisition occurred on April 1, 2024:

•
Employment related expenses of ¥10,739 million and acquisition-related transaction costs of ¥7,099 million have been adjusted to be recognized on April 1, 2024, rather than on or around closing date; and

•
Amortization of expenses related to amortization of intangible assets recognized as part of the transaction has been adjusted to begin on April 1, 2024, rather than from closing date. Amortization of expenses related to amortization of intangible assets included in the pro forma were ¥
10,153
 million and ¥10,025 million for the year ended March 31, 2025 and 2026, respectively.

11. Other assets—Office buildings, land, equipment and facilities and Other / Other liabilities:
Office buildings, land, equipment and facilities
The following table presents a breakdown of owned and leased office buildings, land, equipment and facilities as of March 31, 2025 and 2026.

	Millions of yen
	March 31
	2025	2026
Land	¥42,934	¥64,327
Office buildings	46,173	52,876
Equipment and facilities	26,793	80,000
Software	143,002	170,292
Construction in progress	20,761	37,644
Operating lease ROU assets	156,791	138,708

Total	¥436,454	¥543,847

D
epreci
ation and amortization charges are reported within
Non-interest
expenses—Information processing and communications
in the amount of ¥47,244 million, ¥47,714 million, and ¥51,527 million, and in
Non-interest
expenses—Occupancy and related depreciation
in the amount of ¥14,096 million, ¥13,939 million, and ¥13,703 million for the years ended March 31, 2024, 2025 and 2026, respectively.

F-10
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other assets—Other / Other liabilities
The following table presents components of
Other assets
—
Other
and
Other liabilities
in the consolidated balance sheets as of March 31, 2025 and 2026.

	Millions of yen
	March 31
	2025	2026
Other assets — Other:
Securities received as collateral	¥382,780	¥504,843
Goodwill and other intangible assets	73,345	315,379
Net deferred tax assets (1)	25,224	41,778
Investments in equity securities for other than operating purposes (2)	302,973	386,473
Deposit receivables (3)	214,587	206,563
Prepaid expenses	28,003	34,097
Other	97,561	109,324

Total	¥1,124,473	¥1,598,457

Other liabilities:
Obligation to return securities received as collateral	¥382,780	¥504,843
Accrued income taxes	88,424	105,154
Net deferred tax liabilities (1)	113,820	146,706
Other accrued expenses and provisions (4)	551,064	700,592
Operating lease liabilities	174,132	156,279
Other	146,378	200,061

Total	¥1,456,598	¥1,813,635

(1)
Net deferred tax assets are deferred tax assets offset by deferred tax liabilities which relate to the same tax-paying
component within a particular tax jurisdiction. Net deferred tax liabilities are deferred tax liabilities offset by deferred tax assets which relate to the same tax-paying
component within a particular tax jurisdiction. See Note 1
7
 “
Income taxes
” for further information.

(2)
Includes equity securities held for other than trading or operating purposes. These investments comprise listed equity securities and unlisted equity securities of ¥5,889 million and ¥297,085 million
,
respectively, as of March 31, 2025, and ¥15,776 million and ¥370,642 million
,
respectively, as of March 31, 2026. These securities are generally carried at fair value, with changes in fair value recognized and reported within
Revenue
—
Other
in the consolidated statements of income. Also includes equity securities without a readily determinable fair value. See Note 6 “
Non-trading
investments
” for further information.

(3)	Includes Japan Securities Clearing Corporation’s clearing fund.
(4)
Includes a liability of ¥14,240 million and ¥13,077
million as of March 31, 2025 and 2026, respectively, in respect of all outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated. See Note 22 “
Commitments, contingencies and guarantees
” for further information.

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

F-10
4

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
An annual goodwill impairment test was performed in the quarter ended March 31, 2025 and 2026.
The following tables present changes in goodwill, which are reported in the consolidated balance sheets within
Other assets
—
Other
for the years ended March 31, 2025 and 2026.

	Millions of yen
	Year ended March 31, 2025
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Investment Management (2)	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
Wholesale	112,379	(93,537)	18,842	—	—	(2,061)	110,318	(93,537)	16,781
Other	418	—	418	—	—	—	418	—	418

Total	¥112,797	¥(93,537)	¥19,260	¥—	¥—	¥(2,061)	¥110,736	¥(93,537)	¥17,199

	Millions of yen
	Year ended March 31, 2026
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment (3)	Other (1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Investment Management (2)	¥—	¥—	¥—	¥150,976	¥—	¥3,128	¥154,104	¥—	¥154,104
Wholesale	110,318	(93,537)	16,781	—	—	1,189	111,507	(93,537)	17,970
Other	418	—	418	35	(35)	—	453	(35)	418

Total	¥110,736	¥(93,537)	¥17,199	¥151,011	¥(35)	¥4,317	¥266,064	¥(93,572)	¥172,492

(1)	Includes currency translation adjustments.
(2)	Nomura recognized goodwill in December 2025 as a result of the Macquarie Acquisition. See Note 10 “ Business Combination s ” for further information.
(3)	The impairment recognized during the current period was not a significant amount.
Finite-lived and indefinite-lived intangible assets
As discussed in Note 10 “
Business Combination
s
”
to the Consolidated Financial Statements, the Company completed the Macquarie Acquisition on December 1, 2025, which resulted in the recognition of certain identifiable intangible assets.

F-10
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents finite-lived intangible assets by type as of March 31, 2025 and 2026.

	Millions of yen
	March 31, 2025			March 31, 2026
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships (1)	¥77,736	¥(75,382)	¥2,354	¥197,727	¥(84,144)	¥113,583
Other	3,218	(2,549)	669	3,513	(2,965)	548

Total	¥80,954	¥(77,931)	¥3,023	¥201,240	¥(87,109)	¥114,131

(1)
Client relationships as of March 31, 2026 include intangible assets with a net carrying value of ¥112,659 million as of March 31, 2026 related to the Macquarie Acquisition described in Note 10 “
Business Combination
s
” to the consolidated financial statements, weighted average amortization period for the corresponding intangible assets is 12 years.

Amortization

expenses for the years ended March 31, 2024, 2025 and 2026 were ¥
2,479
 million, ¥
2,552
 million and ¥
4,854
 million, respectively.
Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2027	¥10,300
2028	9,752
2029	9,752
2030	9,752
2031	9,752
The amounts of indefinite-lived intangibles, which primarily includes crypto assets and trademarks, were ¥
53,123
 million and ¥
28,756
 million as of March 31, 2025 and 2026, respectively.
An annual impairment test was performed during the years ended March 31, 2025 and 2026 against these intangibles. The estimated fair value of each intangible exceeded carrying value and therefore no impairment loss was recognized.
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

F-10
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in AROs during the years ended March 31, 2025 and 2026.

	Millions of yen
	March 31
	2025	2026
Balance at beginning of year	¥15,512	¥16,193
Provision for the year	161	757
Settled during the year	(413)	(233)
Revisions in estimated cash flows	933	5,219

Balance at end of year	¥16,193	¥21,936

12. Deposits received at banks
Noninterest-bearing deposits and interest-bearing deposits
The following table presents deposit liabilities both domestically in Japan and overseas as of March 31, 2025 and 2026 analyzed between those which are interest and non-interesting
bearing in nature.

	Millions of yen
	March 31
	2025	2026
Domestic
Noninterest-bearing deposits	¥28,627	¥26,266
Interest-bearing deposits	1,477,496	1,529,663

Subtotal	¥1,506,123	¥1,555,929

Foreign
Noninterest-bearing deposits	¥—	¥28,431
Interest-bearing deposits	1,599,458	2,082,730

Subtotal	¥1,599,458	¥2,111,161

Total	¥3,105,581	¥3,667,090

F-10
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Remaining maturities of time deposits and certificates of deposits
The following table presents the total balance of time deposits and certificates of deposit issued both domestically in Japan and overseas as of March 31, 2026 by remaining maturity.

	Millions of yen
	Time deposits	Certificates of deposit	Total
Domestic
Due in one year or less	¥663,061	¥351,219	¥1,014,280
Due after one year through two years	40,861	—	40,861
Due after two years through three years	12,830	—	12,830
Due after three years through four years	2,825	—	2,825
Due after four years through five years	1,516	—	1,516
Due after five years	197,301	—	197,301

Subtotal	¥918,394	¥351,219	¥1,269,613

Foreign
Due in one year or less	¥1,339,326	¥—	¥1,339,326
Due after one year through two years	15,610	—	15,610

Subtotal	¥1,354,936	¥—	¥1,354,936

Total	¥2,273,330	¥351,219	¥2,624,549

Uninsured time deposits and certificate of deposits
The total amounts of uninsured
time
deposit liabilities as of March 31, 2025 and 2026 were ¥1,918 billion and ¥2,530 billion, respectively. This amount is determined as the total portion of the outstanding time
deposit balance which is not protected by a statutory deposit insurance regime in the jurisdiction in which the deposit is held. Such insurance regimes typically only protect certain types of deposit and also only up to a specific amount invested by each client.

F-10
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Borrowings:
The following table presents short-term and long-term borrowings of Nomura as of March 31, 2025 and 2026.

	Millions of yen
	March 31
	2025	2026
Short-term borrowings (1) :
Commercial paper	¥113,765	¥90,795
Bank borrowings	341,561	700,802
Other	661,966	961,072

Total	¥1,117,292	¥1,752,669

Long-term borrowings:
Long-term borrowings from banks and other financial institutions (2)	¥4,213,264	¥5,165,056
Bonds and notes issued (3) :
Fixed-rate obligations:
Japanese Yen denominated	1,170,404	1,116,741
Non-Japanese Yen denominated	4,778,830	5,724,325
Floating-rate obligations:
Japanese Yen denominated	603,794	522,891
Non-Japanese Yen denominated	708,559	841,213
Index / Equity-linked obligations:
Japanese Yen denominated	926,572	941,444
Non-Japanese Yen denominated	510,126	687,917

	8,698,285	9,834,531

Subtotal	12,911,549	14,999,587

Trading balances of secured borrowings	462,129	545,369

Total	¥13,373,678	¥15,544,956

(1)	Includes secured borrowings of ¥119,682 million and ¥113,315 million as of March 31, 2025 and March 31, 2026 respectively.
(2)	Includes secured borrowings of ¥472,328 million and ¥670,182 million as of March 31, 2025 and March 31, 2026 respectively.
(3)	Includes secured borrowings of ¥811,118 million and ¥720,958 million as of March 31, 2025 and March 31, 2026 respectively.
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
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2025	2026
Debt issued by the Company	¥3,465,010	¥3,872,736
Debt issued by subsidiaries — guaranteed by the Company (1)	6,568,898	7,923,892
Debt issued by subsidiaries — not guaranteed by the Company (1)	3,339,770	3,748,328

Total	¥13,373,678	¥15,544,956

(1)	Includes trading balances of secured borrowings.
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
As of March 31, 2026, fixed-rate long-term borrowings mature between 2026 and 2067 with interest rates (including contractual interest rates) ranging from 0.00% to 37.10%. Floating-rate obligations, excluding perpetual subordinated debts, which are generally based on TIBOR, Tokyo Overnight Average rate and Secured Overnight Financing Rate, mature between 2026 and 2070 with interest rates (including contractual interest rates) ranging from 0.00% to 12.89%. Index / Equity-linked obligations mature between 2026 and 2056 with interest rates (including contractual interest rates) ranging from 0.00% to 45.00%.
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
The following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges, as of March 31, 2025 and 2026.

	March 31
	2025	2026
Short-term borrowings	2.77%	2.75%
Long-term borrowings	3.19%	3.01%
Fixed-rate obligations	3.77%	3.28%
Floating-rate obligations	2.74%	2.78%
Index / Equity-linked obligations	1.99%	2.52%

F-1
10

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term borrowings
The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2026:

Year ending March 31	Millions of yen
2027	¥1,431,899
2028	1,759,717
2029	1,862,534
2030	1,754,773
2031	1,973,293
2032 and thereafter	6,217,371

Subtotal	14,999,587

Trading balances of secured borrowings	545,369

Total	¥15,544,956

Borrowing facilities
As of March 31, 2025 and 2026, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectively.
Subordinated borrowings
As of March 31, 2025 and 2026, subordinated borrowings were ¥414,500 million and ¥874,309 million, respectively.
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

F-11
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of net income amounts and the numbers of NHI shares used in the calculation of net income attributable to NHI shareholders per share in order to calculate basic and diluted earnings per share amounts for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2024	2025	2026
Basic —
Net income attributable to NHI shareholders	¥165,863	¥340,736	¥362,129

Weighted average number of NHI shares outstanding	3,017,128,412	2,955,204,882	2,942,280,410

Net income attributable to NHI shareholders per share	¥54.97	¥115.30	¥123.08

Diluted —
Net income attributable to NHI shareholders	¥165,701	¥340,463	¥361,871

Weighted average number of NHI shares outstanding	3,144,540,974	3,066,458,811	3,041,190,068

Net income attributable to NHI shareholders per share	¥52.69	¥111.03	¥118.99

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2024, 2025 and 2026 arising from options to purchase common stock issued by subsidiaries and affiliates.
The weighted average number of shares used in the calculation of diluted EPS reflects the potential issuances of the above mentioned stock-based compensation plans which grant Stock Acquisition Rights and Restricted Stock Units (“RSUs”) by the Company and affiliates, which had minimal impact on EPS for the year ended March 31, 2024.
For the years ended March 31, 2025 and 2026, in addition to the potential issuances of the above mentioned stock-based compensation plans, the potential issuances from newly issued Performance-based stock units (“PSUs”) are reflected to the calculation of diluted EPS, which had minimal impact on EPS.
Antidilutive stock options and other stock-based compensation plans to purchase
1,805,200

of NHI shares were not included in the computation of diluted EPS for the year ended March 31, 2024. There were no such shares outstanding for the years ended March 31, 2025 and 2026.
Subsequent Events
On May 14, 2026, the Company adopted a resolution to grant RSUs and PSUs. See Note 16 “
Deferred compensation awards
” for further information.

F-11
2

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
Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥5,798 million and ¥726 million as of March 31, 2025 and 2026, respectively.
Net periodic benefit cost
The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2024, 2025 and 2026. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Service cost	¥6,028	¥5,748	¥5,404
Interest cost	3,484	4,039	5,056
Expected return on plan assets	(5,658)	(5,664)	(5,369)
Amortization of net actuarial losses	3,021	1,844	798
Amortization of prior service cost	(1,603)	(441)	(541)

Net periodic benefit cost	¥5,272	¥5,526	¥5,348

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 12 years.

F-11
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status
The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2025 and 2026.

	Millions of yen
	As of or for the year ended March 31
	2025	2026
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥245,439	¥218,187
Service cost	5,748	5,404
Interest cost	4,039	5,056
Actuarial gain	(19,012)	(13,512)
Benefits paid	(17,137)	(16,842)
Amendments of pension benefit plans	(883)	—
Acquisition, divestitures and other	(7)	1

Projected benefit obligation at end of year	¥218,187	¥198,294

Change in plan assets:
Fair value of plan assets at beginning of year	¥219,869	¥208,523
Actual return on plan assets	(364)	6,023
Employer contributions	748	—
Benefits paid	(11,730)	(12,178)

Fair value of plan assets at end of year	¥208,523	¥202,368

Funded status at end of year	(9,664)	4,074

Amounts recognized in the consolidated balance sheets	¥(9,664)	¥4,074

The accumulated benefit obligation (“ABO”) was ¥218,187 million and ¥198,294 million as of March 31, 2025 and 2026, respectively.
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

F-11
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2025 and 2026.

	Millions of yen
	March 31
	2025	2026
Plans with ABO in excess of plan assets:
PBO	¥45,064	¥45,356
ABO	45,064	45,356
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥45,064	¥45,356
ABO	45,064	45,356
Fair value of plan assets	—	—
The following table presents
pre-tax
amounts of Japanese entities’ plans deferred in
Accumulated other comprehensive income (loss)
that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2026.

Millions of yen
For the year ended March 31, 2026
Net actuarial loss	¥13,560
Net prior service cost	(4,693)

Total	¥8,867

Pre-tax
amounts of Japanese entities’ plans in
Accumulated other comprehensive income
which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2027
Net actuarial loss	¥(217)
Net prior service cost	(541)

Total	¥(758)

Assumptions
The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2025 and 2026.

	March 31
	2025	2026
Discount rate	2.3%	3.2%
Rate of increase in compensation levels	0.5%	0.4%
Interest crediting rate	2.9%	2.9%

F-11
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans for the year ended March 31, 2024, 2025 and 2026.

	Year ended March 31
	2024	2025	2026
Discount rate	1.3%	1.6%	2.3%
Rate of increase in compensation levels	0.4%	0.5%	0.5%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.6%
Interest crediting rate	2.8%	2.8%	2.9%
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
”
The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2025 and 2026 within the fair value hierarchy.

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

F-11
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2026
	Level 1	Level 2	Level 3	Balance as of March 31, 2026
Pension plan assets:
Private equity and pooled investments (1)	¥—	¥584	¥9,139	¥9,723
Japanese government securities	19,954	—	—	19,954
Investment trust funds and other (2)(3)	—	10,026	20,739	30,765
Life insurance company general accounts	—	74,968	—	74,968
Other assets	—	28,866	—	28,866

Total	¥19,954	¥114,444	¥29,878	¥164,276

(1)	Includes corporate type equity investments.
(2)	Includes primarily debt investment funds. Hedge funds and real estate funds are also included.
(3)
Certain plan assets that are carried at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2025 and 2026, the fair value of these assets was ¥35,529 million and ¥38,092 million, respectively.

Within the fair value measurement of plan assets of
non-Japanese
entities’ plans as of March 31, 2025, ¥133 million, ¥3,102 million and ¥24,121 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. Within the fair value measurement of plan assets of non-Japanese
entities’ plans as of March 31, 2026, ¥242 million, ¥3,098 million and ¥24,148 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.
See Note 2 “
Fair value measurements
” for further information regarding how Nomura estimates fair value for specific types of financial instruments.
The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2025
	Balance as of April 1, 2024	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2025
Private equity and pooled investments	¥16,321	¥(3,608)	¥(3,295)	¥9,418
Investment trust funds and other	27,022	(1,245)	(5,481)	20,296

Total	¥43,343	¥(4,853)	¥(8,776)	¥29,714

	Millions of yen
	Year ended March 31, 2026
	Balance as of April 1, 2025	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2026
Private equity and pooled investments	¥9,418	¥415	¥(694)	¥9,139
Investment trust funds and other	20,296	1,215	(772)	20,739

Total	¥29,714	¥1,630	¥(1,466)	¥29,878

F-11
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value measurement of plan assets of
non-Japanese
entities’ plans classified as Level 3 mainly consists of annuities which amounted to ¥24,121 million and ¥24,148 million as of March 31, 2025 and 2026, respectively. The amount of unrealized gain (loss) of Level 3 assets amounted to ¥(4,836) million and ¥(796) million for the years ended March 31, 2025 and 2026, respectively. The amounts of gains and losses other than above, purchases and sales, and transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2025 and 2026 were not significant.
Cash Flows
Following the amendments of pension benefit plans in Japanese entities, certain contributory funded benefit pension plans were closed for additional funding and will be managed within the accumulated funds.
The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2027	¥16,926
2028	16,288
2029	14,758
2030	13,291
2031	12,450
2032-2036	57,471
Defined contribution pension plans—
In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese
subsidiaries have defined contribution pension plans.
Nomura contributed ¥6,656 million, ¥6,681 million and ¥7,049 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2024, 2025 and 2026, respectively.
The contributions to overseas defined contribution pension plans were ¥15,026 million, ¥15,179 million and ¥21,674 million for the years ended March 31, 2024, 2025 and 2026, respectively.
Health care benefits—
The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all
basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, were ¥9,453 million, ¥10,066 million and ¥10,146 million for the years ended March 31, 2024, 2025 and 2026, respectively.
16. Deferred compensation awards:
Nomura issues deferred compensation awards to senior management and employees, which are linked to the price of the Company’s common stock, in order to retain and motivate key staff. These stock-based

F-11
8

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

compensation awards comprise Restricted Stock Units (“RSUs”), Performance Share Units (“PSUs”), Stock Acquisition Rights (“SARs”) Plan B, Notional Stock Units (“NSUs”), and Collared Notional Stock Units (“CSUs”). They are all analogous to awards of restricted common stock. As of March 31, 2026, the numbers of outstanding shares and the total unrecognized compensation cost of PSUs were not significant.
Nomura also issues other deferred compensation awards that are not linked to the Company’s common stock, namely Notional Fund Units, which are based on the performance of funds managed by the Company, and Deferred Cash Awards (“DCAs”), which vest annually in equal increments over a period of three to four years.
Certain deferred compensation awards include Full Career Retirement (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination of employment if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.
Unless indicated below, deferred compensation awards are generally reduced, forfeited or clawed back in the event of termination of employment, material restatements of financial statements, material conduct issues, material damage to Nomura’s business or reputation, material downturns in the performance of the Nomura group and/or a material failure of risk management.
RSUs
For each of the RSUs, one NHI share is delivered. The awards generally have a graded vesting period from one
to three years with an extended vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.
The grant date fair value per award is determined using the price of NHI shares.
The following table presents activity relating to RSUs for the year ended March 31, 202
6
.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2025	136,203,210	¥598	0.9
Granted	62,190,310	811
Forfeited	(6,206,885)	680
Delivered	(66,303,810)	598

Outstanding as of March 31, 2026	125,882,825	¥699	1.0

The weighted-average grant date fair value per award for the year ended March 31, 2024, 2025 and 2026 was ¥466, ¥857 and ¥
811
, respectively.
The total fair value of RSUs vested during the years ended March 31, 2024, 2025 and 2026 was ¥36,607 million, ¥62,719 million and ¥56,751 million, respectively. The total value of units delivered during the years ended March 31, 2024 and 2025 was ¥34,362 million and ¥63,041 million, respectively. A total of 43,567,027 shares were delivered during the year ended March 31, 2026 with a total value of ¥56,928 million. The aggregate value of RSUs outstanding as of March 31, 2026 was ¥151,563 million.
As of March 31, 2026, total unrecognized compensation cost relating to nonvested RSUs was ¥16,425 million which is expected to be recognized over a weighted average period of 1.8 years.

F-11
9

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura withholds vested RSUs to meet employer statutory tax withholding requirements of employees arising on either vesting of the awards or delivery of the Company’s common stock. The total cash paid to tax authorities to settle these requirements was ¥12,669 million, ¥20,583 million and ¥18,214 million during the year ended March 31, 2024, 2025 and 2026. These cash flows are classified as outflows from financing activities in the consolidated statements of cash flows.
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
No new SARs Plan B have been granted since April 1, 2018.
The numbers of outstanding shares of SARs Plan B as of March 31,2025 and 2026 were not significant.
The total unrecognized compensation cost relating to SARs Plan B during the years ended March 31, 2024, 2025 and 2026 were not significant.
Total compensation expense recognized within
Non-interest
expenses
—
Compensation and benefits
in the consolidated statements of income relating to RSUs and SARs for the years ended March 31, 2024, 2025 and 2026 were ¥35,577 million, ¥38,381 million and ¥40,639 million, respectively.
Total related tax benefits recognized in the consolidated statements of income relating to RSUs for the years ended March 31, 2024, 2025 and 2026 were not significant. The dilutive effect of outstanding deferred compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations. See Note 14
“Earnings per share”
for further information.
There were no significant modifications of RSUs or SARs Plan B during the years ended March 31, 2024, 2025 and 2026.
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

F-1
20

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2026.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2025	17,525,289	¥854		3,152,678	¥478
Granted	17,728,234	929	(1)	—	—
Vested	(13,722,254)	1,062	(2)	(2,970,567)	541	(2)
Forfeited	(121,282)			(163,856)

Outstanding as of March 31, 2026	21,409,987	¥1,046	(3)	18,255	¥1,113	(3)

(1)	Weighted-average price of NHI shares used to determine number of awards granted.
(2)	Weighted-average price of NHI shares used to determine the final cash settlement amount of the awards.
(3)	The price of NHI shares used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2026.
Total compensation expense recognized within
Non-interest
expenses
—
Compensation and benefits
in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2024, 2025 and 2026 were ¥15,936 million, ¥7,995 million and ¥15,583 million, respectively.
Total unrecognized compensation cost relating to nonvested NSUs, based on the fair value of these awards as of March 31, 2026, was ¥2,455 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.8 years. The total fair value of NSUs which vested during the years ended March 31, 2024, 2025 and 2026 was ¥7,479 million, ¥13,249 million and ¥14,570 million, respectively.
Total unrecognized compensation cost relating to nonvested CSUs, based on the fair value of these awards as of March 31, 2026, was ¥0 million. The total fair value of CSUs which vested during the years ended March 31, 2024, 2025 and 2026 was ¥3,179 million, ¥3,190 million and ¥1,607 million, respectively.
Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSUs and CSUs for the years ended March 31, 2024, 2025 and 2026 were ¥186 million, ¥174 million and ¥1,054 million, respectively.
There were no significant modifications of NSUs or CSUs during the years ended March 31, 2024, 2025 and 2026.
Subsequent events
On May 14, 2026, the Company adopted a resolution to grant RSUs to certain senior management and employees. A total of 29,736,800 RSUs have been granted which generally have a graded vesting period from one
to three years or with an
extended
vesting period of up to four years
for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura. Approximately half of the amount previo usly
granted as RSUs is provided as DCAs. Until last year,
the Company granted RSUs to employees subject to compensation regulations, with an allotment date of about seven years from the date of the decision to dispose of treasury shares. However, following amendments to the regulations, this year the Company granted RSUs with an allotment date of about four years after the date of the disposal decision.

F-12
1

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 14, 2026, the Company adopted a resolution to grant PSUs to executive officers of the Company. The base number of shares has been calculated as 541,000 shares, and the number of shares when applying a
payout rate of

150
% is
811,500
shares. PSUs are to deliver NHI shares to grantees depending on the degree of achievement of the performance targets for the three
fiscal years. The settlement of the PSUs will be primarily in treasury stock.
On May 25, 2026, Nomura also granted NSUs to

senior management and employees in countries where RSUs are less favorably treated for tax or other reasons. These NSUs have a total grant date fair value of ¥
6
 billion and vesting periods of up to
four years
.
17. Income taxes:
The following table presents a disaggregation of
Income tax expense
as reported in the consolidated statements of income for the years ended March 31, 2024 and 2025 between current and deferred tax expenses and between domestic income tax benefits or expenses recognized by the Company and other subsidiaries in Japan and income tax benefits or expenses recognized by overseas foreign subsidiaries.

	Millions of yen
	Year ended March 31
	2024	2025
Current:
Domestic	¥74,117	¥89,845
Foreign	22,825	23,305

Subtotal	96,942	113,150

Deferred:
Domestic	2,566	9,784
Foreign	(2,878)	1,775

Subtotal	(312)	11,559

Total	¥96,630	¥124,709

Nomura adopted ASU 2023-09 “
Income Taxes (Topic 740): Improvements to Income Tax Disclosures
” prospectively for the year ended March 31, 2026. The ASU has introduced new disclosures, including a breakdown of income before income taxes between domestic and foreign operations and has also made certain changes to the disclosure of the reconciliation of the domestic Japanese national statutory tax rate to the effective tax rate and tax paid.
The following table presents a disaggregation of
Income before income taxes as
reported in the consolidated statement of income for the year ended March 31, 2026 between domestic and foreign operations. See Note 23 “
Segment and geographic information”
for details of
Income before income taxes
by geographical locations.

Millions of yen
Year ended March 31
2026
Income before income taxes:
Domestic	¥448,291
Foreign	91,530

Total	¥539,821

F-12
2

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a disaggregation of
Incom
e tax exp
ense
as reported in the consolidated statement of income for the year ended March 31, 2026, by the nature of the tax expense and specifically whether such tax expense is incurred in con
nection with domestic Japanese national, domestic Japanese local taxes or foreign taxes. Foreign tax expense amounts represent income tax expenses imposed by jurisdictions outside Japan.

Millions of yen
Year ended March 31
2026
Current:
Domestic national tax	¥108,070
Domestic local tax	23,725
Foreign taxes	25,295

Subtotal	157,090

Deferred:
Domestic national tax	19,936
Domestic local tax	6,163
Foreign taxes	(17,750)

Subtotal	8,349

Total Income Tax expense (benefit)
Domestic national tax	128,006
Domestic local tax	29,888
Foreign taxes	7,545

Total	¥165,439

The income tax benefit recognized from operating losses for the years ended March 31, 2024, 2025 and 2026 was ¥1,901 million, ¥6,086 million and ¥5,298 million, respectively, which is included within deferred income tax expense above.
The Company and its wholly-owned domestic subsidiaries have applied the Group Tax Sharing system in Japan. The Group Tax Sharing system is only available for a national tax.
Effective statutory tax rate reconciliation
Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and accounting income (loss) before income taxes is affected by a number of items, including various tax credits, non-taxable income, non-deductible expenses, changes in deferred tax valuation allowance and different tax rates applicable to foreign subsidiaries.

F-12
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of Nomura’s effective statutory tax rate to the effective tax rate for the years ended March 31, 2024 and 2025, and is based on applicable U.S. GAAP requirements prior to the adoption of ASU 2023-09. Nomura’s effective statutory tax rate represents the blended rate that combines the Japanese national tax rate and other Japanese local taxes. The effective tax rate represents total
Income
tax
expense
as a percentage of
Income (loss) before income taxes
as reported in the consolidated statement of income for the years presented.

	Year ended March 31
	2024	2025
Nomura’s effective statutory tax rate	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances	3.9	(5.3)
Additional taxable income	0.2	1.3
Non-deductible expenses	6.0	3.2
Non-taxable income	(2.5)	(1.6)
Dividends from foreign subsidiaries	0.0	0.0
Tax effect of undistributed earnings of foreign subsidiaries	(0.2)	0.0
Different tax rate applicable to income (loss) of foreign subsidiaries	(0.2)	(2.5)
Effect of changes in foreign tax laws	0.0	0.0
Effect of changes in domestic tax laws	—	0.4
Tax benefit recognized on the outside basis differences for investment in subsidiaries and affiliates	(0.0)	(0.0)
Other	(2.9)	(0.1)

Effective tax rate	35.3%	26.4%

The following table presents a reconciliation of the expected Japanese national income tax expense, calculated by applying the Japanese national statutory tax rate, to Nomura’s actual income tax expense, and the effective tax rate for the year ended March 31, 2026. The effective tax rate represents total
Income tax expense
as a percentage of
Income (loss) before income taxes
as reported in the consolidated statement of income for the year ended March 31, 2026.

	Millions of yen
	Year ended March 31
	2026
	Amount	Percent
Japan national statutory tax rate	¥138,194	25.6%
Japan local tax, net of national tax effect (1)	29,213	5.4
Increase/(decrease) in taxes resulting from:
Foreign tax effects
U.S.
Changes in deferred tax valuation allowances (2)	(43,725)	(8.1)
Other	2,159	0.4
U.K.
Changes in deferred tax valuation allowances	9,717	1.8
Other	(1,619)	(0.3)
India
Undistributed earnings of foreign subsidiaries	7,557	1.4
Other	540	0.1

F-12
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31
	2026
	Amount	Percent
Other jurisdictions	6,478	1.2

Non-deductible expenses
Stock-based compensation awards	10,610	2.0
Other	3,426	0.6
Changes in deferred tax valuation allowances	4,319	0.8
Non-taxable income	(2,699)	(0.5)
Tax credits	(2,699)	(0.5)
Effect of cross-border tax laws	3,239	0.6
Unrecognized tax benefit	5,039	0.9
Other	(4,310)	(0.8)

Effective tax rate	¥165,439	30.6%

(1)	The tax effects in this category primarily relate to local Japanese taxes arising in Tokyo
(2)	Primarily due to improved profitability and increase in taxable temporary differences resulted in release of certain valuation allowance.
The following table presents a disaggregation of total income tax paid to taxing authorities (net of refunds received) for the year ended March 31, 2026 between domestic Japanese national taxes, domestic Japanese local taxes and foreign taxes.

Millions of yen
Year ended March 31
2026
Domestic National Tax	¥74,617

Domestic Local Tax
Tokyo	13,182
Other	7,979
Subtotal	21,161

Foreign Tax	23,074

Total	¥118,852

F-12
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2025 and 2026, before offsetting of amounts which relate to the same tax-paying
component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2025	2026
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥38,105	¥43,007
Investments in subsidiaries and affiliates	310	3,604
Valuation of financial instruments	123,754	128,286
Accrued pension and severance costs	6,571	5,224
Other accrued expenses and provisions	86,813	118,047
Operating losses	462,392	477,481
Lease liabilities	45,937	39,964
Other	19,994	20,477

Gross deferred tax assets	783,876	836,090
Less — Valuation allowances	(571,017)	(588,426)

Total deferred tax assets	212,859	247,664

Deferred tax liabilities
Investments in subsidiaries and affiliates	120,341	129,826
Valuation of financial instruments	107,997	98,372
Undistributed earnings of foreign subsidiaries	3,014	17,816
Valuation of fixed assets and intangible assets	22,930	58,329
Right-of-use assets	41,413	35,219
Other	5,760	13,030

Total deferred tax liabilities	301,455	352,592

Net deferred tax assets (liabilities)	¥(88,596)	¥(104,928)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying
component within a particular tax jurisdiction, net deferred tax assets reported within
Other assets
—
Other
in the consolidated balance sheets were ¥25,224 million and ¥41,778 million as of March 31, 2025 and 2026, respectively and net deferred tax liabilities reported within
Other liabilities
in the consolidated balance sheets were ¥113,820 million and ¥146,706 million as of March 31, 2025 and 2026, respectively.
As of March 31, 2026, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

F-12
6

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred taxes
The following table presents changes in total valuation allowances recognized against deferred tax assets for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024		2025		2026
Balance at beginning of year	¥515,068		¥595,668		¥571,017
Net change during the year	80,600	(1)	(24,651	) (2)	17,409	(3)

Balance at end of year	¥595,668		¥571,017		¥588,426

(1)
Primarily includes an increase of ¥83,838 million of valuation allowances on deferred tax assets of certain foreign subsidiaries primarily due to an increase in operating loss carryforwards, and a reduction of ¥3,238 million of valuation allowances on deferred tax assets related to Japanese subsidiaries and the Company primarily due to a utilization of loss carryforwards. In total, ¥80,600 million of allowances increased.

(2)
Primarily includes a decrease of ¥21,610 million of valuation allowances on deferred tax assets of certain foreign subsidiaries primarily due to a decrease in operating loss carryforwards, and a reduction of ¥3,041 million of valuation allowances on deferred tax assets related to Japanese subsidiaries and the Company primarily due to a utilization of loss carryforwards. In total, ¥24,651 million of allowances decreased.

(3)
Primarily includes an increase of ¥12,691 million of valuation allowances on deferred tax assets primarily related to valuation of financial instruments of certain foreign subsidiaries. While valuation allowances on deferre
d tax
assets of foreign subsidiaries related to operating loss carryforwards had increases due to foreign exchange, valuation allowances of certain foreign subsidiaries had decreases in operating loss carryforwards due to utilization by improved profitability, resulting in an immaterial net change during the year. In addition, there was an increase of ¥4,718 million of valuation allowances on deferred tax assets related to Japanese subsidiaries and the Company primarily due to an increase of valuation allowances of Investments in subsidiaries and affiliates. In total, ¥17,409 million of allowances increased.

As of March 31, 2026, total operating loss carryforwards were ¥2,308,076 million, which included ¥307,780 million relating to the Company and domestic subsidiaries, ¥852,730 million relating to foreign subsidiaries in U.K., ¥665,526 million relating to foreign subsidiaries in U.S., ¥380,924 million relating to foreign subsidiaries in Hong Kong, and ¥101,116 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥1,539,348 million can be carried forward indefinitely, ¥729,875 million expires by March 31, 2036 and ¥38,853 million expires in later fiscal years.
In determining the amount of valuation allowances to be recognized as of March 31, 2026, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries. In Japan and other tax jurisdictions where certain domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provide the most verifiable negative evidence available and outweigh positive evidence. On the other hand, for certain foreign subsidiaries of the Company upon review and weighing in available positive evidences, we determined that it is more likely than not that a portion of the deferred tax assets related to operating loss carryforwards should be realized. Accordingly, we released a portion of the valuation allowances against those deferred tax assets.

F-12
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, such strategies are not relied upon as significant positive evidence resulting in a reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2025 and 2026. In addition, valuation allowances have not been significantly reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates by certain tax planning strategies.
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
As a result

of the Macquarie Acquisition, deferred tax assets and deferred tax liabilities of ¥
10,479
 million and ¥
11,820
 million, respectively, were assumed and additional deferred tax assets and deferred tax liabilities of ¥
929
 million and ¥
14,476
 million, respectively recognized as of March 31, 2026. These arose from recognition of additional employee liabilities and intangible assets as part of the acquisition. The expected reversal of the assumed and established net deferred tax liabilities led to a valuation allowance release of ¥
12,769
 million.
Unrecognized tax benefits
The following table presents changes in Nomura’s unrecognized tax benefits for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Balance at beginning of year	¥34,763	¥41,437	¥48,462
Increases based on tax positions related to the current period	5,076	6,791	8,551
Increases based on tax positions related to the prior periods	608	866	17
Decreases related to lapse of the applicable statute of limitations	(3,812)	—	(1,957)
Exchange rate fluctuations	4,802	(632)	3,433

Balance at end of year	¥41,437	¥48,462	¥58,506

The amounts of unrecognized tax benefits which would reduce Nomura’s effective tax rate in future periods if recognized for the years ended March 31, 2024, 2025, and 2026, were ¥10,057 million, ¥17,561 million, and ¥
25,658
 million, respectively. The remaining balance would not impact the effective tax rate as it is expected to increase operating loss carryforwards and corresponding valuation allowance.
There were also no significant movements of the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2024, and 2025. During the year ended March 31, 2026, the total amount of unrecognized tax benefits includes ¥1,493 million of interest, and there was no movement in the amount of penalties.
Examinations by taxing authorities
Nomura operates in multiple tax jurisdictions and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major tax jurisdictions in which Nomura operates as of March 31, 2026.

Jurisdiction	Year ended March 31,
Japan	2021	(1)
United Kingdom	2016	(2)
United States	2023
India	2020	(3)
Singapore	2021

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the year ended March 31, 2019.
(2)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the year ended March 31, 2016.
(3)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the year ended March 31, 2008.
18. Other comprehensive income (loss):
The following tables present changes in
Accumulated other comprehensive income (loss)
for the years ended March 31, 2024, 2025 and 2026.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31, 2026
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥407,977	¥142,536	¥(12)	¥142,524	¥550,501
Pension liability adjustment (1)	(7,105)	6,062	921	6,983	(122)
Net unrealized gain (loss) on non-trading debt securities (2)	(1,147)	(2,215)	—	(2,215)	(3,362)
Own credit adjustments (3)	48,083	(45,886)	(993)	(46,879)	1,204

Total	¥447,808	¥100,497	¥(84)	¥100,413	¥548,221

(1)	See Note 15 “ Employee benefit plans ” for further information.
(2)	See Note 6 “ Non-trading investments ” for further information.
(3)	See Note 2 “ Fair value measurements ” for further information.

Th
e following tables present significant reclassifications out of
Accumulated other comprehensive income (loss)
for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	For the year ended March 31
	2024	2025	2026	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Cumulative translation adjustments:
	¥358	¥(2,027)	¥12	Revenue—Other / Non-interest expenses—Other
	—	—	—	Income tax expense

	358	(2,027)	12	Net income (loss)

	—	—	—	Net income attributable to noncontrolling interests

	¥358	¥(2,027)	¥12	Net income (loss) attributable to NHI shareholders

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	For the year ended March 31
	2024	2025	2026	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Pension liability adjustment:
	¥(1,737)	¥(1,464)	¥(882)	Non-interest expenses—Compensation and benefits / Revenue—Other
	295	374	(39)	Income tax expense

	(1,442)	(1,090)	(921)	Net income (loss)

	—	—	—	Net income attributable to noncontrolling interests

	¥(1,442)	¥(1,090)	¥(921)	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2024	2025	2026	Affected line items in consolidated statements of income
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)
Own credit adjustments:
	¥597	¥315	¥1,403	Revenue—Net gain on trading
	(126)	(103)	(410)	Income tax expense

	471	212	993	Net income (loss)

	—	—	—	Net income attributable to noncontrolling interests

	¥471	¥212	¥993	Net income (loss) attributable to NHI shareholders

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Shareholders’ equity:
The following table presents changes in shares of NHI shares outstanding for the years ended March 31, 2024, 2025 and 2026.

	Number of Shares
	Year ended March 31
	2024	2025	2026
Common stock outstanding at beginning of year	3,003,679,324	2,970,755,160	2,956,210,965
Decrease of common stock by cancellation of treasury stock	(70,000,000)	—	(75,000,000)
Common stock held in treasury:
Repurchases of common stock	(80,617,143)	(63,523,657)	(99,361,149)
Sales of common stock	534	115	298
Common stock issued to employees	47,695,273	48,981,222	44,489,127
Cancellation of treasury stock	70,000,000	—	75,000,000
Other net change in treasury stock	(2,828)	(1,875)	(2,017)

Common stock outstanding at end of year	2,970,755,160	2,956,210,965	2,901,337,224

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in
capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2024, 2025 and 2026, the amounts available for distributions were ¥1,418,959 million, ¥1,405,134 million and ¥1,282,317 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments and undistributed earnings of equity-method investees and affiliates included in these consolidated financial statements, but not recorded in the Company’s unconsolidated financial statements, have no effect on the determination of the amounts available for distributions under the Companies Act.

Dividends on NHI shares per share for the years ended March 31, 2024, 2025 and 2026 were ¥23.0, ¥57.0 and ¥51.0, respectively. Dividend for the year ended March 31, 2025 includes a commemorative dividend of
¥
10.0 per share in celebration of the company’s 100th anniversary on December 25, 2025.

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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
On April 25, 2025, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥60,000 million and (c) the share buyback ran from May 15, 2025 to December 30, 2025. Under this repurchase program, the Company repurchased 66,790,900 shares of common stock at a cost of ¥60,000 million.
During the year ended March 31, 2026, due to the cancellation of treasury stock on March 2, 2026, total number of issued shares and treasury stock decreased by 75,000,000 shares, respectively.
On January 30, 2026, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥60,000 million and (c) the share buyback ran from February 17, 2026 to September 30, 2026. Under this repurchase program, from February 17, 2026 to April 15, 2026, the Company repurchased 46,861,200 shares of common stock at a cost of ¥60,000 million. This completes the share repurchase program.
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

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2025 and 2026, the Company was in compliance with common equity Tier 1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2026 was 7.69% for the common equity Tier 1 capital ratio, 9.19% for the Tier 1 capital ratio and 11.19% for the consolidated capital adequacy ratio.
Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are su
bject
to the capital adequacy rules of the FSA. These rules require the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2025 and 2026, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2025 and 2026, the capital adequacy ratio of NFPS also exceeded 120%.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
As of March 31, 2025 and 2026, the total amount of segregated client cash recognized as an asset in
Deposits with stock exchanges and other segregated cash
in the consolidated balance sheets was ¥110,223 million and ¥
166,651
 million, respectively. As of March 31, 2025 and 2026, the total amount of segregated securities recognized as assets in
Trading assets
and
Collateralized agreements
in the consolidated balance sheets was ¥1,034,783 million and ¥
960,952
 million, respectively.
In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is registered with CFTC as a Swap Dealer on October 6, 2021 and registered with the Securities and Exchange Commission (“SEC”) as a Security Based Swap Dealer on November 1, 2021. NGFP calculates capital under SEC rule 18a-1 and CFTC rule 23.101 and requires the greater of $20,000,000, 2% of the SEC risk margin amount or 2% of the CFTC risk margin amount. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $
1,000,000
,
2
% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $
45,000
minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule
15
c
3-1
(a). As of March
31
,
2025
and
2026
, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.
In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”) as a U.K. Parent Financial Holding Company. The regulatory consolidation is produced in accordance with the requirements established under the Financial Services and Markets Act 2000, U.K. Capital Requirements Regulations and the PRA Rulebook. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is also regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. NIP is also registered with the CFTC as a non-U.S. Swap Dealer (SD) and with the SEC as a conditionally registered Security-based Swap Dealer (SBSD). NIP is a member of National Futures Association (NFA). Both the SEC and CFTC have granted substituted compliance in some cases to recognize the comparability of U.K. regulations as being equivalent to satisfy the relevant requirements under the U.S. Dodd Frank regime. NIP has elected to rely on certain aspects of the substituted compliance regime in areas including, but not limited to, capital and margin, reporting and record keeping. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. NEHS also has a number of

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

European domiciled subsidiaries including Nomura Financial Products Europe GmbH (“NFPE”), Banque Nomura France (“BNF”) and Nomura Bank Luxembourg S.A. (“NBL”) which are subject to the EU Capital Requirements Regulation and local regulations as applied by the regulators in the country of domicile of the subsidiary. NFPE is domiciled in Germany and is regulated by the German regulator (“BaFin”), BNF is domiciled in France and is regulated by the French regulator (“ACPR”) and NBL is domiciled in Luxembourg and is regulated by the Luxembourg regulator (“CSSF”). As of March 31, 2025 and 2026, NEHS, NIP, NBI, NFPE, BNF and NBL were all in compliance with relevant regulatory capital related requirements.
In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing in securities and futures contracts, advising on securities, futures contracts and corporate finance. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL holds a Merchant Bank license from the Monetary Authority of Singapore (“MAS”) and is authorized to conduct merchant banking activities including accepting deposits (subject to regulatory restrictions) and providing loans and advances. NSL also operates under exemptions as an Exempt Capital Markets Services Entity, Exempt Financial Adviser, and Exempt Trust Company, authorized to conduct regulated activities including fund management, dealing in capital markets products, product financing, providing custodial services, advising on corporate finance and investment products, and issuing or promulgating analyses/reports on investment products. NSL is regulated and has minimum capital adequacy requirements imposed on it, including its branch in the Dubai International Financial Centre, by the MAS in Singapore. NIHK and NSL have been compliant with relevant regulatory capital related requirements.
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
As of March 31, 2025 and 2026, Nomura’s ownership of NRI was 23.0% and 23.1% respectively.
NREH
NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.
As of March 31, 2025 and 2026, Nomura’s ownership of NREH was 37.2% and 37.6% respectively.
As of March 31, 2025 and 2026, the aggregated carrying value of the investments in equity method investees exceeded Nomura’s equity in the underlying net assets of these equity method investees by ¥31,576 million and ¥21,810 million, respectively. Such excess primarily represented equity method goodwill for each significant equity method investee, except for certain equity method investees including NREH for which Nomura’s carrying value was below Nomura’s equity in the underlying net assets of the investees.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary financial information—
The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the FVO) as of March 31, 2025 and 2026, and for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	March 31
	2025	2026
Total assets	¥3,849,351	¥4,070,274
Total liabilities	2,597,957	2,761,101

	Millions of yen
	Year ended March 31
	2024	2025	2026
Net revenues	¥1,187,696	¥1,254,864	¥1,503,892
Non-interest expenses	937,551	965,914	1,242,921
Net income attributable to affiliated companies	176,705	209,174	171,418
The f
ollow
ing tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2025 and 2026, and during the years ended March 31, 2024, 2025 and 2026. Investments in American Century Companies, Inc., for which FVO was elected, are not included in
Investments in affiliated companies
in the following table and are reported within
Other assets—Other
in the consolidated balance sheets.

	Millions of yen
	March 31
	2025	2026
Investments in affiliated companies	¥497,435	¥515,848
Advances to affiliated companies	8,954	19,554
Other receivables from affiliated companies (1)	38,351	42,134
Other payables to affiliated companies (2)	26,643	25,475

(1)	Includes ROU assets of ¥20,664 million and ¥19,547 million as of March 31, 2025 and 2026, respectively.
(2)	Includes operating lease liabilities of ¥20,664 million and ¥ 19,547 million as of March 31, 2025 and 2026, respectively.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Revenues (1)(2)	¥2,172	¥3,887	¥3,664
Non-interest expenses	53,177	52,721	53,699
Purchase of software, securities and tangible assets	15,367	44,954	61,122

(1)
The revenue amount does not include revenue of ¥ 56,144
million from the sale in April 2025 by Nomura of its own land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo. The transaction counterparties included Nomura Real Estate Development Co., Ltd., a subsidiary of Nomura Real Estate Holdings, Inc., an affiliated company, and a third-party financing company. Nomura considers the entire transaction to be with a related party. The revenue is included in
Revenue—Other
in the consolidated statements of income for the year ended March 31, 2026.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
The revenue amount does not include the dividends from and the movement in fair values of the affiliate investee for which FVO was elected. The revenue is included in
Revenue—Interest and dividends
and
Revenue—Other
, respectively in the consolidated statements of income.

The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2025 and 2026.

	Millions of yen
	March 31
	2025	2026
Carrying amount	¥429,968	¥457,152
Fair value	919,677	898,413
The f
ollowing table presents equity in earnings of from equity-method investees and dividends from equity-method investees and affiliate for which FVO was elected, for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Equity in earnings of equity-method investees (1)	¥45,687	¥52,454	¥45,158
Dividends from equity-method investees and affiliates for which FVO was elected (2)	27,770	37,067	26,496

(1)	Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income.
(2)	Dividends from affiliate for which FVO was elected are reported within Interest and Dividends .
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a su
mm
ary of the key types of outstanding commitments provided by Nomura as of March 31, 2025 and 2026.

	Millions of yen
	March 31
	2025	2026
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥2,038,836	¥1,034,593
Other commitments to extend credit	1,199,287	1,630,603

Total	¥3,238,123	¥2,665,196

Commitments to invest	¥25,677	¥66,952

Maturity profile of these commitments as of March 31, 2026:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,034,593	¥1,034,593	¥—	¥—	¥—
Other commitments to extend credit	1,630,603	378,031	591,051	395,454	266,067

Total	¥2,665,196	¥1,412,624	¥591,051	¥395,454	¥266,067

Commitments to invest	¥66,952	¥2,991	¥382	¥4,554	¥59,025
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
Other commitments
Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements were ¥
91,877
 million as of March 31, 2025 and ¥
110,732
 million as of March 31, 2026.
As of March 31, 2026, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥110,732	¥78,647	¥10,327	¥7,490	¥4,344	¥2,279	¥7,645

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Above table includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment association.
Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥1,880 billion for resale agreements and ¥1,305 billion for repurchase agreements as of March 31, 2025 and ¥
4,084
billion for resale agreements and ¥
2,322
billion for repurchase agreements as of March 31, 2026.
Nomura has commitments to purchase notes held by our clients. These commitments amounted to ¥33 billion as of March 31, 2025 and ¥58 billion as of March 31, 2026.

As a member of various securities clearing houses and exc
han
ges, Nomura may be required to assume a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.
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
” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2025 and 2026, a total liability of ¥14,240 million and ¥
13,077
 million has been recognized, respectively, and reported within the consolidated balance sheets within
Other liabilities
in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 22, 2026, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥
62 billion.

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
Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans as residential mortgage-backed securities (“RMBS”) by purchasing loans from third-party originators rather than originating them. These subsidiaries received and provided loan level representations and warranties that detailed borrower characteristics and property conditions, including credit status and compliance with guidelines and laws. Regarding RMBS issued between 2005 and 2007, although the subsidiaries received repurchase claims totaling $
3,203
 million, claims made after the expiration of the statute of limitations applicable to the breach of representation claims were rejected. Certain investors initiated breach of contract actions through the trustee from 2011 to 2014. Actions filed within the six-year statute of limitations were dismissed due to settlements.

F-14
0

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
In January 2018, a cla
im
before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe)
 and Virmont S.A. (formerly, Alken Luxembourg S.A, the funds’ management company) (collectively referred to as “Alken”) was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and sought monetary damages of approximately EUR
434 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal and, in November 2023, the court dismissed Alken’s appeal. In January 2024, Alken appealed the Court of Appeal’s decision to the Italian Supreme Court.
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
125.6
million. In
June 2025
, NIP and the Company appealed the decision to the Court of Justice of the European Union.

Nomura has responded to requests for information from the U.S. Commodity Futures Trading Commission (“CFTC”) in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction. On April 30, 2026, following notice from the parties that they had reached an agreement in principle on a settlement that would resolve all claims asserted in the action, the CFTC’s action against the Nomura employee was dismissed without prejudice to the right to reopen the action by June 29, 2026 if the settlement is not consummated.
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

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
The Company’s consolidated subsidiary, Nomura Securities Co., Ltd. (“NSC”), is addressing damages that occurred due to transactions such as the purchase and sale of securities and other financial instruments, conducted by third parties using customers’ assets through unauthorized access to securities accounts due to fraudulent activities, such as phishing. In regard to customer accounts that suffered damages since January 2025, NSC will handle each case based on the individual circumstances of each customer, including, at a maximum, restoring the accounts to the state prior to the unauthorized transactions.
In November 2025, a counterparty issued a claim in the English courts against NIP and Nomura Singapore Limited (“NSL”) alleging that they were charged excess sums and suffered damages for breach of contract in relation to certain derivative transactions entered into by the counterparty and either NIP or NSL between 2017 and 2023. The counterparty is seeking approximately $50 million, to gethe
r with interest.

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the matters described above, Nomura is also involved in other matters which can include ongoing lawsuits by counterparties or other third parties or former and current employees or formal and informal reviews, requests for information, audits, assessments and investigations by regulators, taxing authorities and other governmental agencies regarding certain business activities, which may include trading, financing, prime brokerage, market-making, advisory services, investment management services, financial reporting matters, and labor management, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or limitations on the ability to conduct certain business. These are not separately disclosed above on the basis that these are not currently considered significant.
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

	Millions of yen
	March 31
	2025		2026
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts (1)(2)	¥9,399,725	¥609,318,612	¥9,868,845	¥649,090,164
Standby letters of credit and other guarantees (3)	—	4,939,056	6	5,222,432

(1)	Credit derivatives are disclosed in Note 3 “ Derivative instruments and hedging activities ” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.

F-14
3

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)
Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee is minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2026.

	Millions of yen
	Carrying value	Maximum potential payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥9,868,845	¥649,090,164	¥172,240,897	¥215,694,397	¥61,022,285	¥200,132,585
Standby letters of credit and other guarantees	6	5,222,432	5,189,429	18,628	11,126	3,249
23. Segment and geographic information:
Operating segments—

Nomura’s operating management and management reporting are prepared based on the Wealth Management, the Investment Management, the Wholesale, and the Banking segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. Please refer to Note 4 “
Revenue from services provided to customers
” for types of products and services offered by each reportable segment and corresponding revenue. Nomura established a new Banking Division on April 1, 2025.
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
”). In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory. In its Banking segment, Nomura leverages the strengths of The Nomura Trust and Banking Co., Ltd. and Nomura Bank (Luxembourg) S.A. in private markets and bespoke products and meets the diverse needs of clients in areas such as asset building and estate planning. Nomura completed the Macquarie Acquisition on December 1, 2025. Results of the acquired business are reported under the Investment Management segment from December 1, 2025 onwards.
Nomura’s Chief Operating Decision Maker (“CODM”) is the Executive Management Board (“EMB”) which is the management function primarily responsible for assessing performance of and allocating resources to the business segments.
Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “
Other
,” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

F-14
4

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments’ results are shown in the following tables. The EMB reviews business segment results including
Net revenue
,
Non-interest expenses
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
Amounts for prior periods have been reclassified to conform to the presentation for the year ended March 31, 2026, in accordance with the realignment in April 2025.

	Millions of yen
	Wealth Management	Investment Management	Wholesale	Banking	Other (Incl. elimination)	Total
Year ended March 31, 2024
Non-interest revenue	¥380,563	¥149,575	¥875,664	¥35,244	¥105,733	¥1,546,779
Net interest revenue	6,461	4,568	(9,517)	7,617	16,433	25,562

Net revenue	387,024	154,143	866,147	42,861	122,166	1,572,341
Non-interest expenses (1)	268,035	93,945	812,236	27,755	86,179	1,288,150

Income before income taxes	¥118,989	¥60,198	¥53,911	¥15,106	¥35,987	¥284,191

Year ended March 31, 2025
Non-interest revenue	¥422,617	¥181,010	¥1,015,803	¥36,344	¥154,657	¥1,810,431
Net interest revenue	10,934	11,463	42,135	10,828	8,243	83,603

Net revenue	433,551	192,473	1,057,938	47,172	162,900	1,894,034
Non-interest expenses (1)	267,369	102,882	891,656	30,815	127,799	1,420,521

Income before income taxes	¥166,182	¥89,591	¥166,282	¥16,357	¥35,101	¥473,513

Year ended March 31, 2026
Non-interest revenue	¥473,282	¥248,388	¥1,168,966	¥42,081	¥147,858	¥2,080,575
Net interest revenue	14,624	10,128	(6,737)	11,837	49,015	78,867

Net revenue	487,906	258,516	1,162,229	53,918	196,873	2,159,442
Non-interest expenses (1)	283,882	170,219	961,662	39,902	172,227	1,627,892

Income before income taxes	¥204,024	¥88,297	¥200,567	¥14,016	¥24,646	¥531,550

(1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
Transactions between operating segments are recorded within segment results based on commercial terms and conditions and are eliminated in “
Other
.”

F-14
5

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of
Income before income taxes
in
“Other”
for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Net gain (loss) related to economic hedging transactions	¥2,021	¥(5,809)	¥(2,940)
Realized gain on investments in equity securities held for operating purposes	21,027	1,475	3,349
Equity in earnings of affiliates	46,420	51,221	36,452
Corporate items	(11,997)	(5,884)	(41,982)
Other (1)(2)	(21,484)	(5,902)	29,767

Total	¥35,987	¥35,101	¥24,646

(1)	Includes the impact of Nomura’s own creditworthiness.
(2)
On April 10, 2025, Nomura sold certain owned land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, for the effective utilization of its assets. The transaction counterparties included Nomura Real Estate Development Co., Ltd., a subsidiary of Nomura Real Estate Holdings, Inc., an affiliated company, and a third party financing company. Nomura considers the entire transaction to be with a related party. As a result of the sale, a gain of ¥56,144 million is included in
Revenue
—
Other
in the consolidated statements of income for the year ended March 31, 2026.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported
Net revenue, Non-interest expenses
and
Income before income taxes
in the consolidated statements of income for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Net revenue	¥1,572,341	¥1,894,034	¥2,159,442
Unrealized gain (loss) on investments in equity securities held for operating purposes (1)	(10,341)	(1,549)	8,271

Consolidated net revenue	¥1,562,000	¥1,892,485	¥2,167,713

Non-interest expenses	¥1,288,150	¥1,420,521	¥1,627,892
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,288,150	¥1,420,521	¥1,627,892

Income before income taxes	¥284,191	¥473,513	¥531,550
Unrealized gain (loss) on investments in equity securities held for operating purposes (1)	(10,341)	(1,549)	8,271

Consolidated income before income taxes	¥273,850	¥471,964	¥539,821

(1)	Includes a reversal of unrealized gain (loss) on investments in equity securities held for operating purposes that were sold in the years ended March 31, 2024, 2025 and 2026.

F-14
6

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
The tables below present a geographic allocation of
Net revenue
and
Income (loss) before income taxes
from operations by geographic areas for the years ended March 31, 2024, 2025 and 2026 and Long-lived assets associated with Nomura’s operations as of March 31, 2024, 2025 and 2026.
Net revenue
in Americas and Europe in the table substantially represents Nomura’s operations in the U.S. and the U.K., respectively.
Net revenue
and Long-lived assets have been allocated based on transactions with external customers while
Income (loss) before income taxes
has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Net revenue (1) :
Americas	¥453,069	¥589,122	¥669,998
Europe	269,292	375,648	261,522
Asia and Oceania	56,684	61,730	148,415

Subtotal	779,045	1,026,500	1,079,935
Japan	782,955	865,985	1,087,778

Consolidated	¥1,562,000	¥1,892,485	¥2,167,713

Income (loss) before income taxes:
Americas	¥14,650	¥65,753	¥61,868
Europe	(33,064)	20,348	(31,128)
Asia and Oceania	23,795	50,878	60,790

Subtotal	5,381	136,979	91,530
Japan	268,469	334,985	448,291

Consolidated	¥273,850	¥471,964	¥539,821

(1)	There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Long-lived assets:
Americas	¥121,633	¥111,312	¥385,825
Europe	62,063	55,515	58,555
Asia and Oceania	33,820	31,656	41,112

Subtotal	217,516	198,483	485,492
Japan	270,924	270,693	363,151

Consolidated	¥488,440	¥469,176	¥848,643

F-14
7

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. Related party transactions
Apart from
transactions
disclosed elsewhere in these consolidated financial statements, Nomura also makes loans to certain of its directors and other related parties. Outstanding loans to its directors and other related parties were not considered significant.
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

F-14
8

Schedule I—Parent Company Only Condensed Financial Information
The following tables present the parent company only condensed financial information of Nomura Holdings, Inc.
Condensed Balance Sheets

	Millions of yen
	March 31
	2025	2026
ASSETS
Cash and cash equivalents	¥149,626	¥181,147
Loans receivable to subsidiaries	7,575,326	8,425,447
Receivables from other than customers	214,520	175,106
Dividends receivable from subsidiaries and affiliates	190,104	254,764
Securities purchased under agreements to resell	212,836	135,664
Trading assets	18,876	28,457
Private equity and debt investments	30,704	31,283
Investments in subsidiaries and affiliates	3,172,744	3,492,266
Investments in equity securities	97,954	122,744
Other assets	294,532	314,707

Total assets	¥11,957,222	¥13,161,585

LIABILITIES AND EQUITY
Liabilities
Short-term borrowings from subsidiaries	¥2,835,900	¥3,358,500
Payables to other than customers	2,441	2,122
Securities loaned	87,275	73,049
Other liabilities	431,978	374,949
Long-term borrowings	3,468,874	3,882,293
Long-term borrowings from subsidiaries	1,659,875	1,762,804

Total liabilities	8,486,343	9,453,717

Equity
Common stock	594,493	594,493
Additional paid-in capital	704,877	706,261
Retained earnings	1,867,379	2,013,986
Accumulated other comprehensive income (loss)	447,808	548,221
Total NHI shareholders’ equity before treasury stock	3,614,557	3,862,961
Common stock held in treasury, at cost	(143,678)	(155,093)
Total equity	3,470,879	3,707,868

Total liabilities and equity	¥11,957,222	¥13,161,585

This
 condensed financial information should be read together with the notes in this Schedule as well as th
e notes to the accompanying consolidated financial statements.

F-14
9

Condensed Statements of Income

	Millions of yen
	Year ended March 31
	2024	2025	2026
Revenue:
Net gain on trading	¥977	¥13,202	¥8,532
Gain on private equity and debt investments	1,033	2,458	770
Dividends from subsidiaries and affiliates	156,742	215,342	264,304
Interest income from loans to subsidiaries and affiliates	239,682	274,818	270,803
Interest and dividends	20,368	20,427	18,435
Gain on investments in equity securities	9,335	444	13,066
Property and equipment fee revenue from subsidiaries	110,856	110,475	123,896
Rent revenue from subsidiaries	27,823	27,627	26,728
Royalty on trademark from subsidiaries	45,920	53,505	60,952
Other	8,474	7,876	8,346

Total revenue	621,210	726,174	795,832
Interest expense	267,724	306,232	305,121

Net revenue	353,486	419,942	490,711

Non-interest expenses:
Compensation and benefits	51,444	54,743	59,755
Commissions and floor brokerage	690	790	537
Information processing and communications	110,320	111,961	124,343
Occupancy and related depreciation	27,389	27,056	27,415
Business development expenses	1,735	2,566	3,470
Other	26,246	32,084	50,256

Total non-interest expenses	217,824	229,200	265,776

Income before income taxes	135,662	190,742	224,935
Income tax expense	5,965	6,133	9,931

Net income before undistributed earnings of subsidiaries	129,697	184,609	215,004

Undistributed earnings of subsidiaries	36,166	156,127	147,125

Net income	165,863	340,736	362,129

Other comprehensive income (loss), net of tax:
Change in cumulative translation adjustments	201,304	(36,094)	142,524
Defined benefit pension plans	12,662	12,407	6,983
Non-trading debt securities	-	(1,147)	(2,215)
Own credit adjustments	(72,436)	12,658	(46,879)

Total Other comprehensive income (loss), net of tax	141,530	(12,176)	100,413

Comprehensive income attributable to NHI shareholders...	¥307,393	¥328,560	¥462,542

This
 condensed financial information should be read together with the notes in this Schedule as well as the notes to the accompanying consolidated financial statements.

F-1
50

Condensed Statements of Cash Flows

	Millions of yen
	Year ended March 31
	2024	2025	2026
Cash flows from operating activities
Net income	¥165,863	¥340,736	¥362,129
Total equity in undistributed earnings of subsidiaries	(36,166)	(156,127)	(147,125)
Adjustments and other	57,205	24,323	115,481

Net cash provided by operating activities	186,902	208,932	330,485

Cash flows from investing activities
Payments for purchases of office buildings, land, equipment and facilities	(32,525)	(29,375)	(59,045)
Payments for issuance of loans to subsidiaries	(1,368,396)	(2,756,195)	(1,793,469)
Proceeds from repayment of loans to subsidiaries	710,251	2,144,444	1,190,050
Increase in investments in subsidiaries	(32,394)	(10,342)	(109,174)
Decrease in investments in subsidiaries	64,389	11,203	31,247
Net change in other investing activities	23,773	4,510	5,477

Net cash used in investing activities	(634,902)	(635,755)	(734,914)

Cash flows from financing activities
Proceeds from issuances of long-term borrowings	308,506	350,753	965,501
Payments for repurchases or maturity of long-term borrowings	(577,336)	(1,153,652)	(784,416)
Proceeds from issuances of long-term borrowings from subsidiaries	371,450	775,053	272,036
Payments for repurchases or maturity of long-term borrowings from subsidiaries	(11,563)	-	(240,738)
Proceeds from issuances of short-term borrowings from subsidiaries	539,863	2,385,000	3,322,600
Payments for repurchases or maturity of short-term borrowings from subsidiaries	-	(1,820,902)	(2,800,000)
Payments for repurchases of common stock	(61,029)	(59,006)	(101,499)
Payments for cash dividends	(60,164)	(112,541)	(179,742)
Net change in other financing activities	(11,718)	(19,170)	(17,792)

Net cash provided by financing activities	498,009	345,535	435,950

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	50,009	(81,288)	31,521

Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	180,905	230,914	149,626

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	¥230,914	¥149,626	¥181,147

This
 condensed financial information should be read together wi
th the n
otes in this Schedule as well as the notes to the acco
m
panying consolidated financial statements.

F-15
1

Notes to Condensed Financial information
Note A—Basis of Presentation
The presentation of parent company condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. For purposes of this Schedule, the Company’s wholly-owned and majority owned subsidiaries are accounted for using the equity method of accounting. Material contingencies are not presented in this Schedule because there are none other than those disclosed in the notes to the accompanying consolidated financial statements as of the date hereof.
Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from this Schedule. The note disclosures in this Schedule contain supplementary information only and, as such, this Schedule should be read in conjunction with the notes to the accompanying consolidated financial statements.
Note B—Long-term borrowings
Long-term borrowings primarily consist of borrowings from subsidiaries, borrowings from bank and other financial institutions, and bonds issued. The following table presents the aggregate annual maturities of long-term borrowings as of March 31, 2026.

March 31, 2026
Year ending March 31	Millions of yen
2027	¥604,160
2028	723,219
2029	850,192
2030	821,267
2031	890,021
2032 and thereafter	1,756,238

Total	¥5,645,097

Note C—Guarantees
The parent company provided guarantees for borrowings, medium-term notes, repurchase transactions, and derivative transactions entered into by its subsidiaries. The following tables present the balances of guaranteed obligations as of March 31, 2025 and 2026.

	March 31, 2026
	Transactions (1)	Millions of yen
Nomura Global Finance Co., Ltd.	Borrowings/Medium term notes/Repurchase transactions	¥2,886,321
Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/Repurchase transactions	2,671,311	(2)
Nomura International plc	Borrowings/Medium term notes/Repurchase transactions	1,120,427
Nomura Europe Finance N.V	Borrowings/Medium term notes/Repurchase transactions	879,724	(3)
Nomura International plc	Derivative transactions	743,119	(3)
Nomura Corporate Funding Americans, LLC	Borrowings/Medium term notes/Repurchase transactions	567,421
Nomura Bank International plc	Borrowings/Medium term notes/Repurchase transactions	421,515
Nomura Global Financial Products Inc	Derivative transactions	362,242	(3)
Nomura America Finance, LLC .	Borrowings/Medium term notes/Repurchase transactions	342,059
Others		320,558

	March 31, 2025
	Transactions (1)	Millions of yen
Nomura Global Finance Co.,Ltd.	Borrowings/Medium term notes/Repurchase transactions	¥2,695,770
Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/Repurchase transactions	1,986,675	(2)
Nomura Europe Finance N.V	Borrowings/Medium term notes/Repurchase transactions	821,199	(3)
Nomura International plc	Borrowings/Medium term notes/Repurchase transactions	808,271
Nomura International plc	Derivative transactions	511,264	(3)
Nomura Global Financial Products Inc	Derivative transactions	498,813	(3)
Nomura Bank International plc	Borrowings/Medium term notes/Repurchase transactions	408,259
Nomura Corporate Funding Americans, LLC	Borrowings/Medium term notes/Repurchase transactions	212,617
Nomura America Finance, LLC .	Borrowings/Medium term notes/Repurchase transactions	179,734
Others		280,572	(3)

(1)	Items recognized as bearing substantially the same obligation of a guarantee of liabilities are included in this note.
(2)	Includes joint guarantees with Nomura International (Hong Kong) Limited.
(3)	Includes joint guarantees with Nomura Securities Co., Ltd.
Note D—Dividends from subsidiaries and investees
The following table presents the cash dividends paid to the parent company from the consolidated subsidiaries and investees accounted for by the equity method for the years ended March 31, 2024, 2025 and 2026. There were no dividends from unconsolidated subsidiaries for the years ended March 31, 2024, 2025 and 2026.

	Millions of yen
	Year ended March 31
	2024	2025	2026
Dividends from consolidated subsidiaries	¥96,695	¥159,452	¥181,149
Dividends from investees accounted for by the equity method	11,877	15,944	18,494

Total	¥108,572	¥175,396	¥199,644

F-15
3

INDEX OF EXHIBITS

Exhibit Number	Description
1.1

Articles of Incorporation of Nomura Holdings, Inc. (English translation) (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.2

Share Handling Regulations of Nomura Holdings, Inc. (English translation) (filed on June 28, 2023 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.3

Regulations of the Board of Directors of Nomura Holdings, Inc. (English translation) (filed on June 23, 2025 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.4

Regulations of the Nomination Committee of Nomura Holdings, Inc. (English translation) (filed on June 23, 2016 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.5

Regulations of the Audit Committee of Nomura Holdings, Inc. (English translation) (filed on June 23, 2025 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

1.6

Regulations of the Compensation Committee of Nomura Holdings, Inc. (English translation) (filed on June 27, 2012 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

2.1

Form of Deposit Agreement among Nomura Holdings, Inc., The Bank of New York Mellon as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (filed on June 11, 2024 as an exhibit to the Registration Statement on Form F-6 (File No. 333-280111) and incorporated herein by reference)

2.2

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (filed on June 24, 2022 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

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

11.4	Nomura Group Personal Account Dealing Policy (English translation) (filed on June 26, 2024 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Ernst & Young ShinNihon LLC, an independent registered public accounting firm

17.1	Subsidiary Issuer of Registered Guaranteed Securities

97.1	Nomura Holdings, Inc. Compensation Recovery Policy (filed on June 26, 2024 as an exhibit to the Annual Report on Form 20-F (File No. 001-15270) and incorporated herein by reference)

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

(1)	The Company has entered into Limitation of Liability Agreements substantially in the form of this exhibit with all of its outside directors and director Shoji Ogawa.

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

Date: June 22, 2026